Form 20-F
period 2004-01-31
AVINO SILVER & GOLD MINES LTD
filed 2005-07-12
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F
_________________________

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2004

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transaction Period from ______________ to ___________________

Commission File Number 0-9266

AVINO SILVER & GOLD MINES LTD.
(Exact name of Registrant as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
______________________________________

Common Shares, no par value
(Title of Class)
______________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding Common Shares as of January 31, 2004 was 9,869,775

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X]Yes [ ]No

Indicate by check mark which financial statement item the Company has elected to follow.
Item 17 [X]   Item 18 [   ]
(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

Introduction

Avino Silver & Gold Mines Ltd., which we refer to as the "Company", was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1969, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the Securities Exchange Act of 1934, as amended, and changed its name to Avino Mines & Resources Limited. On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd. and effected a reverse stock split of one common share for every five common shares outstanding. On August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd. to better reflect the business of the Company of exploring for and mining silver and gold. Our principal executive office is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, Canada.

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we" or "us" refers to Avino Silver & Gold Mines Ltd.

You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

Currency

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US $" are to the lawful currency of the United States

Forward-looking Statements

The following discussion contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 concerning the Company's plans for its mineral properties which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D., and "Operating and Financial Review and Prospects" in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "does not expect", "is expected", "anticipates", "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

Cautionary Note to U.S. Investors Concerning Estimate of Measured and
Indicated Mineral Resources

We advise U.S. investors that although the terms "measured resources" and "indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission, referred to as the "SEC", does not recognize them. U.S. investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

GLOSSARY OF MINING TERMS

anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

anomaly	Any concentration of metal noticeably above or below the average background concentration.

assay	An analysis to determine the presence, absence or quantity of one or more components.

Cretaceous	The geologic period extending from 135 million to 65 million years ago.

cubic meters or m3	A metric measurement of volume, being a cube one meter in length on each side.

fault	A fracture in a rock where there has been displacement of the two sides.

grade
The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

hectare or ha	An area totaling 10,000 square meters.

highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

laterite	A residual product of rock decay that is red in color and has a high content in the oxides of iron and hydroxide of aluminum.

mineral reserve
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of the reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral resources are sub-divided in order of increasing confidence into "probable" and "proven" mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve. The term "mineral reserve" does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

mineral resource
The estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood. Mineral resources are sub-divided in order of increasing geological confidence into "inferred", "indicated", and "measured" categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

mineralization	Usually implies minerals of value occurring in rocks.

net smelter or NSR Royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.

ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

outcrop	An exposure of rock at the earth’s surface.

possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.

prefeasibility study and	Each means a comprehensive study of the viability of a mineral project that has advanced preliminary feasibility study
to a stage where mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

probable mineral reserve
The economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a prefeasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve
The economically mineable part of a measured mineral resource demonstrated by at least a prefeasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

ton	Imperial measurement of weight equivalent to 2,000 pounds.

tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Part I
Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended January 31, 2004, 2003, 2002, 2001, and 2000, is derived from the audited financial statements of the Company. The audited financial statements and notes for each of the years in the three year period ended January 31, 2004, 2003 and 2002 are included in this Annual Report. The selected historical financial information for the years ended January 31, 2001 and 2000, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP". The financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial statements in Note 14 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, which is referred to as "U.S. GAAP", which differ, among other things, in respect to the recording of the foreign exchange (gains) and losses, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

Canadian GAAP

	Year Ended January 31,
	2004	2003	2002	2001	2000

Summary of Operations:
Interest and miscellaneous Income	$8,299	$197	$1,195	$643	$2,567
Expenses General and administrative	331,446	147,091	364,610	341,778	474,152
Write-down of mining Properties	-	-	1,664,905	-	-
Equity in loss of Mexican Affiliate	-	-	1,259,438	770,296	199,954
Loss in sale of Joint Venture	-	40,097	-	-	-
Write-down of investment	-	-	2,824	7,060	-
Due diligence review of Cia Minera Mexicana de Avino, S.A. de C.V.	122,444	-	-	-	-
Net Income (loss) for year	(445,591)	(186,991)	(3,290,582)	(1,118,491)	(683,799)
Income (loss) per share	(0.06)	(0.03)	(0.68)	(0.24)	(0.15)

	As at January 31,
	2004	2003	2002	2001	2000
Balance Sheet Data:
Total assets	3,522,548	814,546	2,239,468	5,026,775	5,807,362
Cash and term deposits	2,832,457	20,104	1,317	6,267	5,600
Note ("Debenture") payable	-	-	1,629,171	1,415,960	1,365,175
Total liabilities	305,710	380,070	2,032,601	1,865,914	1,528,010
Shareholders' equity	3,216,838	434,476	206,867	3,160,861	4,279,352

Number of Shares Issued	9,869,775	6,188,525	5,463,525	4,577,686	4,577,686

United States GAAP:	Year Ended January 31,
	2004	2003	2002	2001	2000
Summary of Operations:
Net Income (loss) per Canadian GAAP	$(445,591)	$(186,991)	$(3,290,582)	$(1,118,491)	$(683,799)
Adjustments	(20,100)	(204,000)	732,290	(7,383)	169,244
Net Income (loss) per US GAAP	(465,691)	(390,991)	(2,558,292)	(1,125,874)	(514,555)
Income (loss) per share per US GAAP	(0.07)	(0.07)	(0.52)	(0.25)	(0.11)

	As at January 31,
	2004	2003	2002	2001	2000
Balance Sheet Data:
Total assets under Canadian GAAP	3,522,548	814,546	2,239,468	5,026,775	5,807,362
Adjustments	624,675	101,004	(175,901)	(1,024,938)	(762,462)
Total assets under US GAAP	4,147,223	915,550	2,063,567	4,001,837	5,044,900

Total equity under Canadian GAAP	3,216,838	434,476	206,867	3,160,861	4,279,352
Adjustments	624,675	101,004	(175,901)	(1,024,938)	(762,462)
Total equity under US GAAP	3,841,513	535,480	30,966	2,135,923	3,516,890

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2000	1.4855	1.4995	1.5600	1.4350
2001	1.5487	1.5925	1.6023	1.4933
2002	1.5704	1.5800	1.6128	1.5108
2003	1.4008	1.2923	1.5750	1.2923
2004	1.3803	1.3248	1.5797	1.2712

The following table sets forth the high and low exchange rate for the past six months. As of June 21, 2005, the exchange rate was CN$1.2310 for each US$1.

Month	High	Low
December 2004	1.2401	1.1856
January 2005	1.2422	1.1982
February 2005	1.2562	1.2294
March 2005	1.2463	1.2017
April 2005	1.2568	1.2146
May 2005	1.2703	1.2373

B.	Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production.

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2004, we had a net loss of $445,591 and an accumulated deficit on January 31, 2004 of $13,440,600. The Company has not generated revenues from operations since 1998 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

The mining industry is highly speculative and involves substantial risks. Even when mining is conducted on properties known to contain significant quantities of ore deposits it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls. Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.

The commercial quantities of ore cannot be accurately predicted. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

There are no assurances that we can produce minerals on a commercially viable basis. The Company’s ability to generate revenue and profit is expected to occur through exploration of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

Mining operations and exploration activities are subject to various federal, provincial and local laws and regulations. Laws and regulation govern the development, mining, production, importing and exporting of minerals, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, toxic substances, and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

Market price is highly speculative. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production of such properties.

Penny stock rules may make it more difficult to trade the Company’s common shares. The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

Title risks. The validity and ownership of mining property holdings can be uncertain and may be contested. Although the Company's properties in Canada are currently wholly owned by the Company, there are currently a number of pending and potential native title or traditional land owner claims in Canada. Accordingly, there can be no assurance that the Company's properties in Canada will not be affected. In Mexico, the Company currently has a 49% interest in Cia Minera Mexicana de Avino, S.A. de C.V. ("Cia Minera"). Although the Company is in the process of acquiring a 100% interest in Cia Minera, there can be no assurance that this acquisition will complete.

Competition for mineral land. There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs. The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company's exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

Licenses and permits. The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Litigation. Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

Acquisitions. The Company undertakes evaluations of opportunities to acquire additional gold and silver mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, the Company may need additional capital to finance an acquisition. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company's ability to raise capital to acquire and explore resource properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Conflict of interest. Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Uncertainty of continuing as a going concern. The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. As a result, there is uncertainty about the Company's ability to continue as a going concern. The Company's financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

Limited and volatile trading volume. Although the Company's common shares are listed on the TSX Venture Exchange and quoted in the United States on the pink sheets, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company's common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company's common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2004 fiscal year, the Company's common share price fluctuated between a low of $0.33 and a high of $3.00. Subsequent to the 2004 fiscal year, the Company's common share price has fluctuated between a low of $1.07 and a high of $1.99. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

Difficulty for U.S. investors to effect services of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Company's directors and officers are residents of Canada and all of the Company's assets are located outside of the United States. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4. Information on the Company

Cautionary Note to U.S. Investors

We describe our properties utilizing mining terminology such as "measured resources" and "indicated resources" that are required by Canadian regulations but are not recognized by the SEC. U.S. investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

A. History and Development of the Company

The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1969, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose Common Shares are registered under the Securities Exchange Act of 1934, changing its name to Avino Mines & Resources Limited. On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd. and effected a reverse stock split of one Common Share for every five Common Shares outstanding. On August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd., its current name, to better reflect the business of the Company of exploring for and mining silver and gold.

We are a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in Canada, specifically British Columbia and the Yukon Territory, and in Mexico. Since fiscal 2000 we made aggregate principal capital expenditures of $370,239 on the properties in Canada. These capital expenditures consist of $103,243 which was spent on the Eagle property, $120,815 on the Aumax property, $91,713 on the Olympic-Kelvin property, and $54,468 on the Bralorne property. The Avino Mine in Mexico is owned by Cia Minera of which the Company owns 49% of the issued and outstanding securities and is accounted for using the equity method in the financial statements. Since the suspension of operations at the Avino Mine, $315,188 has been spent on the care and maintenance of the mine. The principal executive office of the Company is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

B. Business Overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver and gold exploration. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino silver mine in Durango State, Mexico, which we refer to as the "Avino Mine". From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver and began acquiring silver properties in North America. The Company's most recent acquisitions, consisting of the Eagle property in Canada's Yukon Territory and the Aumax property in British Columbia, have produced positive assays for silver through drilling and sampling. The Avino Mine and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company's principal focus for the foreseeable future.

Presently, the Company is an "exploration stage company", as all of the Company's properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of the Company's properties, further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

Significant Acquisitions and Significant Dispositions

We have no significant acquisitions or dispositions of property, other than as otherwise disclosed in this Annual Report.

Competition

The mining industry in which the Company is engaged is highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold, silver and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mined afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. In 2004, demand for silver exceeded supply and worldwide demand is expected to increase through 2005. This, in part, has fueled the increases in silver prices over the same period. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold or silver mining properties.

Seasonality

Certain of our operations are conducted in British Columbia and the Yukon Territory. The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in our operations. As a result, the preferable time for activities in these regions is the spring and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company's properties may be limited as a result of access restrictions being imposed to monitor the risks of forest fires.

Governmental Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration and mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

The enactment of new laws or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

C. Organizational Structure

The Company has no subsidiaries.

D. Property, Plants and Equipment

The Company is exploring five silver and gold projects in Canada and Mexico. All of the Company's mineral property interests in Canada are wholly owned by the Company. In Mexico, the Company has a 49% interest in Cia Minera, a Mexican company which is involved in the mining of commercial ores and resource exploration and development, including the operation of the Avino Mine. The Company is in the process of acquiring the remaining 51% interest in Cia Minera, although there can be no assurance that this acquisition will complete. See Item 10 "Additional Information - C. Material Contracts".

Eagle Property

Ownership. The Eagle property is wholly owned by the Company and was acquired in 2003 when it acquired its 100% interest in 14 quartz leases by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000.

Property Description and Location. This property is located in the Yukon Territory approximately eight kilometers west of Keno City. The property covers approximately 516 hectares. It is currently in its Phase I stage of exploration. The property is accessed by road. Whitehorse, the nearest major city, is approximately 380 kilometres to the south of the village of Mayo. The village of Mayo is 60 kilometers to the southeast of Keno City. The Eagle property lies on the south-east facing slope of Galena Hill where the elevations range from about 1350 to 1540 m. Permafrost, while thin to non-existent in places, is reported to be found under accumulations of surface rubble left from glaciation.

History. The Eagle property has produced positive assays for silver since exploration first occurred there in 1964. The initial drill program, consisting of 29 holes, encountered assays as high as 6,900 grams per tonne of silver over 1.2 metres in hole #23 and 1,708 grams per tonne of silver over 2.1 metres in hole JB1. Follow-up drilling in 1978, designed to expand on the discoveries of hole #23, encountered 18.7 metres of mineralization with values ranging from 11 to 132 grams per tonne of silver. This discovery became known as the Eagle vein. The Eagle property is part of the historic Keno Hill mining camp. The Keno Hill mining camp has historically been one of Canada's most productive for silver, lead and zinc. Between 1920 and 1988, the total reported production was 4,787,423 tonnes with recovered grades of 1.3 kilograms per tonne of silver, 5.6% lead and 3.1% zinc. Subsequent exploration in the district has discovered additional mineral deposits which may become productive.

Proposed Work Program. A study carried out in August of 2002 recommended geochemical and geophysical exploration to examine the continuity of the Eagle vein. Drilling and underground exploration would follow based on the success of the first work. A budget of CDN$160,000 has been proposed to carry out further work on the Eagle property. Our management is presently considering this proposal.

Aumax Property

Ownership. The Aumax Property is wholly owned by the Company and was acquired in 2003 when it acquired a 100% interest in six crown granted mineral claims by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

Property Description and Location. The property is located in southern British Columbia approximately 16 kilometers southwest of the town of Lillooet. The property can be accessed from Lillooet by a logging road. The upper zone of the Aumax property can be accessed by hiking a further 1.5 km to the southwest. The property covers approximately 975 hectares and is located between Cayoosh Creek and Phair Creek. The showings were discovered in 1999. The showings have economically interesting gold and silver values.

History. Cayoosh Creek has a history of limited placer gold production starting in the 1860's. Some of this production occurred immediately downstream of the property, near the mouth of Downtown Creek.

A limited exploration program of prospecting, rock and soil sampling and mechanized trenching was carried out in October of 1999. Trenching on the Aumax showing was inconclusive. Many highly anomalous quartz-carbonate boulders, up to 2.2 grams per tonne of gold and 305 grams per tonne of silver, were excavated but bedrock was not reached in critical areas. Chip samples of veins exposed in the trenches were highly anomalous, generally in the hundreds of parts per billion gold, with one sample over one gram per tonne of gold over 0.5 metres. Further prospecting and soil sampling of the southeast (upslope) of the Aumax showing was recommended.

Limited soil sampling and prospecting in 1999 on the Upper Zone returned extremely anomalous soil samples to 4,560 parts per billion gold. A grid geochemical sampling and further prospecting in this area was recommended.

Proposed Work Program. Geological studies conducted late in 2002 concluded that the discoveries to date lie downslope of the mineral source. A subsequent report in November 2004 recommended a Phase 1 program of more prospecting, geological mapping and additional soil sampling to determine the source of the mineralization. Based on the results of this program, Phase 2 exploration would include trenching and possible diamond drilling. A budget of $85,000 has been proposed to carry out further work on this property consisting of $60,000 for drilling and $25,000 for trenching. Our management is presently considering the proposal.

Olympic-Kelvin Property

Ownership. The Olympic-Kelvin property is wholly owned by the Company and was acquired in 1987 when it acquired a 100% interest in 20 reverted crown granted mineral claims, one located mineral claim and three fractions. The property was written down entirely in fiscal 2002.

Property Description and Location. The Olympic-Kelvin property totals approximately 662.5 hectares and is located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia.

The Olympic-Kelvin property is easily accessible by the all-weather, publicly maintained, Grey Rock logging road which runs northeast from Goldbridge. Access on the Olympic-Kelvin property is possible on a number of cat trails built by the Company and previous operators.

The Olympic-Kelvin property covers rocks of the Pioneer Formation and Bridge River Terrane. These rocks are cut by northwest trending regional scale structures sub-parallel to the Ferguson and Cadwallader Structures. The structures on the Olympic-Kelvin property are roughly the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer mines. These mines are the largest past producers in the Canadian Cordillera (4.1 million ounces) and are presently being put back into production by the Company's affiliated company, Bralorne Gold Mines Ltd., referred to as "Bralorne". The Bendor Intrusions are a postulated source for the gold mineralization at Bralorne, which is thought to be localized by a northwest to north flexure in the Cadwallader structure. A similar flexure is present in the northwest trending structures on the Olympic-Kelvin property. These structures on the property are mineralized with gold and silver and have received considerable past work, including at least four adits.

History. Drilling began on the Olympic-Kelvin property in January 2004, following up on work completed in 1988 that outlined two prospective areas for gold and silver, the Margarita Zone and the Enigma Zone.

In the Margarita Zone, hole OLY 88-4 returned 24 grams per tonne of gold over 0.85 metres within a much wider intersection of 8.2 grams per tonne of gold over 3.48 metres. The true width of this zone is estimated to be 1.47 metres. A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 grams per tonne of gold over 1.34 metres within an eight metre section (5.6 m true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock Road and could be accessed for mining purposes by an underground ramp from the road.

The Enigma Zone is a colour anomaly on the south shore of Carpenter Lake on Lot 6280, approximately 700 metres east, north-east of the Margarita Zone. Trenching revealed a quartz stock work zone with areas of abundant stibnite. Sampling returned 1.7 grams per ton of gold over 21 metres within a 75 metre mineralized zone. This is a very wide zone for the Bridge River Camp and, if the zone has significant strike length, it could be amenable to open pit mining. Hole 04-0k-04 was drilled 154 metres under the Enigma Zone. This hole returned highly anomalous gold values to 0.38 grams per tonne. Detailed geological mapping and geochemical sampling has been recommended.

Drilling in January of 2005 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole. Further trenching and drilling to evaluate targets to the south are planned for the spring and summer of 2005.

Proposed Work Program. A trenching and drilling program outlined two very interesting areas that management believes warrant more work. Three diamond drill holes, totaling 480 metres, are planned to test the Margarita Zone, while one diamond drill hole will test the Enigma Zone. A budget of $200,000 has been proposed to carry out further work on this property and the Minto property and management is currently considering this proposal.

Minto Property

Ownership. The Minto Property is wholly owned by the Company and was acquired in early 1985 when it acquired its 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim.

Property Description and Location. The Minto Property is situated about ten kilometers east of Goldbridge in the Bridge River gold district of British Columbia and adjoins the Olympic-Kelvin Property. The property covers approximately 204 hectares. The Minto property is situated in the Bralorne gold camp, about 160 kilometers, by air, north of Vancouver. The claims occupy the lake bed and north flank of Carpenter Lake. Access from Goldbridge is made via an all-weather gravel road which skirts the north shore of Carpenter Lake.

Gold Bridge itself can be reached from Vancouver via Hope and Lillooet, a distance of 445 kilometers, or via Pemberton using the four-wheel-drive Hurley Pass route, a distance of 225 km.

The terrain is rugged, typical of the eastern margin of the Coast Range Mountains. The claim group ranges in elevation from 650 meters on Carpenter Lake to a maximum of 1020 meters.

The climate of the Bridge River District is transitional between humid coastal belt and more arid interior plateau. Annual precipitation is modest with a significant proportion falling as snow in the winter. Summers tend to be warm to hot depending on the altitude, and winters are moderately cold.

History. The claim group has been explored intermittently for over sixty years and several gold-bearing structures are known on the property. Production from the Minto mine between 1934 and 1940 amounted to 88,900 tons of ore returning 17,558 ounces of gold and 50,582 ounces of silver. During 1985, geological, geochemical, and geophysical (VLF-EM) surveys were conducted and trenches were excavated in anomalous areas. In-fill soil geochemistry and further trenching were undertaken in 1987.

Proposed Work Program. The Minto Property has reached the stage where diamond drilling is required to explore the depth extension of gold-bearing shear zones established on surface by geochemistry and trenching via the Ponderosa, Winter, Rainbow, View and Minto North Zones. Some additional trenching is needed to define drill targets, especially in the Minto North Zone. A budget of $200,000 has been proposed to carry out further work at this property and the Olympic-Kelvin property and our management is presently considering the proposal.

Avino Mine

Ownership. The Company owns 49% of the issued and outstanding securities of Cia Minera, a company incorporated under the laws of Mexico. Cia Minera owns the Avino Mine. The Company acquired its interest in Cia Minera in 1968.

Property Description and Location. The Avino Mine is located approximately 74 kilometers to the northeast of the city of Durango and covers approximately 4,364 hectares. The mine is accessible via road. The Avino Mine had been an open pit operation until March 1993, at which time Cia Minera commenced underground operations. Mineralized rock is broken by ripping, drilling and blasting and is trucked to the concentrator, approximately 415 meters from the pit, where it is processed. The Avino Mine was an underground operation at the time of closure.

History. During November 2001, the Company decided to shut down its operations at Cia Minera due to depressed silver prices. Recently the price of silver has increased to make the mining of silver more feasible. As a result, pursuant to the Company’s announcement made March 23, 2004, the Company entered into an agreement to purchase the remaining 51% equity interest in Cia Minera by the issuance of a total of four million shares of the Company to the vendors. None of the vendors acted jointly or in concert or as a group, and there will be no change in the effective control of the Company as a result of this transaction. The agreement is subject to the completion of the Company’s due diligence review, which included an audit and the preparation of an independent technical report. The Avino Mine operated from1974 to 2001, producing about 497 tons of silver, three tons of gold, and 11,000 tons of copper until the suspension of mining operations in November 2001. Since that time, the mine plant and equipment have been on care and maintenance and the Company has spent $315,188 on the care and maintenance of the mine.

The Avino Mine and mill were historically serviced by a heavy equipment repair shop, a mechanical and electrical shop, an assay office, a metallurgical laboratory, a warehouse and other auxiliary facilities. Electric power can be supplied by the government-owned Federal Electricity Commission, referred to as the "FEC" which presently is capable of supplying up to 2500 HP to the Avino Mine and mill. As the mill is expanded, additional power must be obtained from the FEC. In order to obtain the additional electric power, it has been necessary for the FEC in 1983 to construct a new power line approximately 12 miles in length which is capable of supplying an additional 2750 HP, sufficient for the maximum proposed increase in mill capacity.

Water for use at the mill is primarily obtained from: (i) wells; (ii) old underground workings; and (iii) earth dams. In prior years, the water supply has been insufficient to increase the capacity of the mill. In 1989, Cia Minera constructed a dam in hope of storing water for use in the dry season. The dam has a capacity of 1,000,000 cubic meters. Cia Minera had entered into an agreement with the Federal Government of Mexico for the repair and improvement of a government dam located approximately five and one-half kilometers from the mine. The contract provides that the Government and Cia Minera will each contribute 50% of the cost of repairing the dam and raising the height by six meters and to construct a new spillway. The work was substantially completed during 1989, and Cia Minera installed a pipeline system allowing water to flow from the Government dam to the mill. The contract provides that Cia Minera will share the use of the Government dam with local farmers. The local farmers have priority for the use of a specific volume of the water and the balance is available for use by the mine. The water can be transmitted to the mine by means of five kilometers of pipe which has been installed by Cia Minera. In early 1996, Cia Minera also drilled a well 400 meters in depth on a property owned by Cia Minera, ten kilometers from the mill site. A pipeline has been constructed, and Cia Minera has sufficient water for its own needs. Further, from 1995 to 1998, Mexico experienced a drought. While the drought adversely affected operations in late 1995 until April 1996, Cia Minera believes that the new well will adequately meet its water requirements. In addition, Cia Minera utilizes water conservation practices, such as recirculation of water and capturing rain water in earth dams.

Proposed Work Program. We are currently determining the feasibility of reopening the Avino Mine and have conducted studies during the year ended January 31, 2005. A preliminary feasibility study is not yet complete and is not expected to be completed until the latter half of 2005 at which time the Company will assess the feasibility of reopening the Avino Mine.

Bralorne Mine Property

On November 26, 1991, the Company acquired a 100% interest in a property consisting of 154 crown granted mineral claims, five reverted Crown granted claims, four located mineral claims and two placer leases. These interests are collectively referred to as the "Bralorne Property". Pursuant to an option and joint venture agreement with Bralorne dated July 21, 1993 and amended on July 12, 1994, referred to as the "JV Agreement", Bralorne acquired the right to acquire a 50% interest in the Bralorne Property. We then entered into a further agreement with Bralorne dated July 21, 1995 under which the original JV Agreement was amended. Under the terms of the amended agreement, Bralorne acquired its 50% interest in the Bralorne Property. The Bralorne Property was then operated as a joint venture between the Company and Bralorne.

Effective June 20, 2002, the Company transferred its interest in the Bralorne Property to Bralorne for a nominal amount of $1 and the assumption by Bralorne of the full amount of the principal and interest payable under the mortgage bonds originally issued for a loan obtained by the Company and Bralorne in 1995, the proceeds of which were to be used for further development of the Bralorne Property. As a result of the disposition of the Bralorne Property, the Company recognized a loss of $40,097 and removed certain assets and liabilities from proportionate consolidation in 2003.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

A. Operating Results

The Company’s principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company’s interest in the underlying mineral claims and leases and future profitable production or sufficient proceeds from the disposition of its mineral properties. The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the Company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases, the Company, through its own efforts, stakes mineral claims or acquires exploration permits. In other cases the Company acquires an interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement, which requires the Company to make specific option payments and to incur a specified amount of exploration costs on the property. Once the Company has incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs, based on its percentage interest in the property, or suffer dilution of its interest. The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling. Once a property is determined to have limited exploration potential, the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high, the Company may seek a third party to earn an interest by furthering development. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit a large amount of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

Current Operations

The Company holds mineral claims in the Yukon and in British Columbia, Canada. The Company also holds a 49% equity interest in Cia Minera, a Mexican corporation which owns the Avino Mine, located in Durango, Mexico. The Company’s 49% interest in Cia Minera consists of several mineral claims and leases and includes a silver mine. The Mine operated from 1976 to 2001, producing about 497 tons of silver, three tons of gold, and 11,000 tons of copper. Depressed silver prices during the period 2000-2001 led to the suspension of mine operations at the end of 2001. Since 2001, the mine, plant and equipment have been on care and maintenance.

In the Yukon, the Company holds a 100% interest in 14 quartz leases known as the Eagle property located in the Mayo Mining Division. A quartz lease is for 21 years and the Company’s leases expire on April 29, 2021.

In British Columbia, the Company has three separate mineral properties all of which are located in the Lillooet Mining Division and are wholly owned by the Company. They are as follows: (i) the Aumax property consisting of six Crown granted mineral claims; (ii) the Olympic-Kelvin property consisting of 20 reverted Crown granted minerals claims, one located mineral claim and three fractions; and (iii) the Minto property consisting of eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim.

Year in Review

Cia Minera. The Company has been in the process of negotiating to acquire the remaining 51% interest in Cia Minera. At present the Company holds a 49% equity interest and several other venders own the other 51%. In addition, four core mineral claims are subject to a lease agreement under which royalties are paid. Management has spent the larger portion of the year negotiating a purchase transaction. In June of 2004, the vendors of the 51% interest entered into a purchase agreement committing to sell their interest to the Company subject to certain terms and conditions. The Company continues to negotiate with the royalty holders.

Under the terms of the purchase agreement dated June 9, 2004 the vendors agreed to sell to the Company their 51% interest in Cia Minera for four million common shares in the Company. The agreement is subject to the Company completing due diligence, including an audit of Cia Minera, and an independent technical report supporting the transaction, which should be completed in 2005. Once the Report is accepted by the TSX Venture Exchange, it will be made available to the public. Preliminary approval of the report was received from the TSX Venture Exchange, subject to the completion of a preliminary feasibility study. Since, to the Company’s knowledge, none of the vendors act jointly or in concert or as a group, there will be no change in the effective control of the Company as a result of this transaction. At the report date, the Company has made application to the TSX Venture Exchange seeking approval of this transaction.

Cia Minera leases four core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement and has filed a legal action claiming for royalties owing in the amount of approximately $3,770,000. Cia Minera has accrued $807,000 and has paid an additional $244,000 into trust on account of the royalties owing for past mineral production. The Company has been in discussions with the lessor to settle for 25% of the accrued liability based on the fact that the mine has not operated since shut down in 2001 and it may not re-open if a settlement is not reached.

Other Properties. Exploration during the past few years on our Canadian projects was limited to drill programs on the Olympic-Kelvin property.

Fiscal year ended January 31, 2004 compared to fiscal year ended January 31, 2003

The Company reported a net loss for the fiscal year ended January 31, 2004 of $445,591 or $0.06 per share compared to a net loss of $186,991 or $0.03 for the fiscal year ended January 31, 2003. The Company has no revenues but recorded interest income of $8,299 in 2004 compared to $197 in 2003. In 2003 the Company recorded a loss on the sale of the Joint Venture interest of $40,097 and in 2004 the Company charged to operations $122,444 which was incurred during the due diligence review of Cia Minera as discussed above. In addition, the Company charged $40,770 during the year ended January 31, 2004 and $22,600 during the year ended January 31, 2003 to operations in accordance with the CICA Handbook, Section 3870, where the fair value of stock options granted to non-employees is accounted for and expensed; in this case the charge relates to 150,000 options granted to non-employees. The Company capitalized $20,100 during fiscal 2004 and $4,000 during fiscal 2003 on account of mineral property interests relating to the Olympic-Kelvin property, Aumax property, and the Eagle property. The Company raised $3,187,183 during 2004 net of issuance costs of $220,225, by the issuance of 3,151,250 units (common shares plus warrants); 319,000 common shares on the exercise of stock options; and 211,000 common shares on the exercise of warrants and raised $195,000 during 2003.

Administrative expenses, net of stock based compensation, increased from $124,491 for fiscal 2003 to $290,676 in fiscal 2004 primarily as a result of increased financing and investigating activities. The Company’s two private placements in 2004 raised approximately $2,901,263 net of issuance costs of $220,225 compared to the previous year in which no funds were raised. Under normal circumstances, when a company’s financing and investigating activities increase, expenses tend to increase due to the need for more support staff, regulatory fees for filing corporate documentation, and professional fees for legal and accounting advice. The Company incurred $39,156 in travel expenses in the year ended 2004 compared to $4,840 in 2003. The increase was due to traveling to Mexico several times in connection with Cia Minera, and the cost to participate in investment conferences. The Company took a more aggressive approach to investor awareness this year by attending several conferences. When a company seeks financing, it is usually necessary to take a more aggressive approach to investor awareness.

Fiscal year ended January 31, 2003 compared to fiscal year ended January 31, 2002

The Company reported a net loss for the fiscal year ended January 31, 2003 of $186,991 or $0.03 per share compared to $3,290,582 or $0.68 per share for the fiscal year ended January 31, 2002. In fiscal 2002, the Company recorded a write-down of the Bralorne project of $1,664,905 and a loss in Cia Minera of $1,259,438, whereas there were no write-offs or write-downs during fiscal 2003.

The Company capitalized $204,000 during fiscal 2003 as a result of the acquisition of mineral property interests relating to the Aumax property and the Eagle property. Included in the comparative figures for fiscal 2002 was $105,294 in interest expense and $120,268 in foreign exchange loss compared to $nil in fiscal 2003. The Company assigned the debentures to Bralorne and therefore did not accrue interest or foreign exchange during the 2003 fiscal year. Included in the loss for fiscal 2003 is $40,097 representing the loss on the sale of the joint venture to Bralorne.

The balance of the loss for fiscal 2003 relates to administration expenses, net of stock based compensation, of $124,491 compared to $137,853 for fiscal 2002. There were moderate decreases in audit and accounting fees, legal fees, and salaries during fiscal 2003 compared to fiscal 2002. More notably shareholder information decreased from $18,680 in fiscal 2002 to $4,954 in fiscal 2003, a change of $13,726. This was a result of a reduction of investor relations activity in fiscal 2003.

Government Regulation

We are subject to various federal and provincial laws and regulations including environmental laws and regulations. Environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental regulation also requires that facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental regulation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental regulations may result in the imposition of fines and penalties. We believe that we are in substantial compliance with such laws and regulations. However, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance.

Certain laws and governmental regulations may impose liability on us for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages, but do not maintain insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damage. Accordingly, we may be subject to liability or may be required to cease production from properties in the event of such damages.

B. Liquidity and Capital Resources

At this time, the Company has no operating revenues and does not anticipate having any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. At January 31, 2004 the Company had working capital of $2,561,619. The Company feels it has sufficient working capital to meet its current obligations and operating expenses. However, if the Company should proceed with the acquisition of Cia Minera, it will need to refinance.

Our financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. Canadian GAAP also requires that investments available for sale be recorded at the lower of cost and market with long-term investments in marketable securities being written down to market when impairment is considered other than temporary, in which case the written down value becomes the new cost base. US GAAP requires investments available for sale to be recorded at market and unrealized holding gains or losses to be charged to comprehensive income or loss. See. Note 14 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

C. Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is inapplicable.

D. Trend Information

As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As at January 31, 2004, the Company had the following contractual obligations:

	Total	< 1 year	1-3 years	3-5 years	More than 5 years
Lease obligation	18,122.40	503.40	17,619.00	-	-
Total	18,122.40	503.40	17,619.00	-	-

G. Safe Harbor

Certain statements in this Annual Report, including those appearing under this Item 5, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as "plans", "expects", "estimates", "budgets", "intends", "anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may", or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information - "Risk Factors", and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at January 31, 2004. The directors, except William Glasier, were re-elected by the Company’s shareholders on July 30, 2004 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Michael Baybak Director	Business Consultant	June 1990
Ernest Calvert Director

Director of four other public companies (Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., Levon Resources Ltd., and Cresval Capital Corp.)
June 1990
William Glasier(1) Director

Director of four other public companies (President of Mill Bay Ventures Inc., Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., and Levon Resources Ltd.)

August 1990
William Kocken Director

Director of three other public companies (President of Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., and Mill Bay Ventures Inc.)
September 1997
David Wolfin (2) Director/President

President
Director of four other public companies (Bralorne Gold Mine Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd.. formerly Coral Gold Corp., Mill Bay Ventures Ltd., and Cresval Capital Corp.).
October 1995
Louis Wolfin Director

Director of five other public companies (Chief Executive Officer of Bralorne Gold Mine Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Berkley Resources Inc., Coral Gold Resources Ltd., formerly Coral Gold Corp., Levon Resources Ltd., and Cresval Capital Corp.)
August 1969
Andrea Regnier(3) Secretary	Director and/or officer of several public companies.	July 1995
(1)  Mr. William Glasier did not stand for re-election at the shareholders' meeting on July 30, 2004 and is no longer a director.
(2) Mr. David Wolfin is the son of Mr. Louis Wolfin.
(3) Ms. Regnier resigned as Secretary on July 30, 2004 and was replaced by Ms. Connie Lillico on July 30, 2004.

B. Compensation

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year ended January 31, 2004, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to directors and executive officers of the Company and are outstanding to purchase an aggregate of 395,000 shares of the Company as at January 31, 2004. See "Options to Purchase Securities of the Company".

The following table sets forth details of the compensation paid during the Company's fiscal year ended January 31, 2004 to senior management:

Name/ Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			All Other Compensation $
					Awards		Payouts
		Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/ SARs Granted (#)	Restricted Shares/or Restricted Share Units $	LTIP Payouts $
David Wolfin President (CEO)	2004 2003 2002	30,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	100,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

Louis Wolfin Former President (CEO)	2004 2003 2002	7,500 30,000 30,000	N/A Nil Nil	N/A Nil Nil	N/A 150,000 150,000	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil
Notes:  (1) Year ended January 31.

Termination of Employment, Changes in Responsibilities and Employment Contracts

There are no employment contracts between the Company and its executive officers and the Company has no compensatory plan or arrangement with respect to its executive officers in the event of the resignation, retirement or any other termination of the executive officers' employment with the Company or in the event of a change of control of the Company or in the event of a change in the executive officers' responsibilities following a change in control, where in respect of the executive officers the value of such compensation exceeds $100,000.

C. Board Practices

The board of directors is comprised of five directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 30, 2004, the shareholders elected Messrs. Baybak, Calvert, Kocken, Wolfin and Wolfin as directors.

The board has considered the relationship of each director to the Company and considers three of the five directors to be "unrelated" (Messrs. Baybak, Calvert and Kocken). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Two of the directors (Messrs. Wolfin and Wolfin) are related family members.

Procedures are in place to allow the board to function independently. At the present time the board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independent of management and other directors.

Mandate of the Board of Directors, its Committees and Management

The role of the board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the board of directors for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the audit committee, and in conjunction with its auditors, the board assesses the adequacy of the Company’s internal control and management information systems. The board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal mandate for the board of directors and the chief executive officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the board. The board meets as required. The board and committees may take action at these meetings or at a meeting by conference call or by written consent.

Committees

Audit Committee

The audit committee assists the board in its oversight of the Company’s financial statements and other related public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The committee has direct communications channels with the Company’s auditors. The committee reviews the Company’s financial statements and related management’s discussion and analysis of financial and operating results. The committee can retain legal, accounting or other advisors.

The audit committee consists of three directors (Messrs. William Kocken, David Wolfin and Ernest Calvert) two of whom are unrelated (Messrs. Kocken and Calvert) and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

It is intended that this committee eventually will be comprised solely of unrelated directors.

The board has adopted a charter for the audit committee which is reviewed annually and sets out the role and oversight responsibilities of the audit committee with respect to:

-
its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

-	determination of which non-audit services the external auditor is prohibited from providing;

-	the engagement, evaluation, remuneration, and termination of the external auditors;

-	appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;

-	its relationship with and expectation of the internal auditor;

-	its oversight of internal control;

-	disclosure of financial and related information; and

-	any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

D. Employees

The Company has one employee located in Mexico.

E.  Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of January 31, 2004. No person owned more than 10% of the outstanding common shares.

Name of Beneficial Owner	Number of Shares	Percent
Michael Baybak	2,700	*
Ernest Calvert	2,500	*
William Glasier	-	-
William Kocken	-	-
David Wolfin	158,684	1.60
Louis Wolfin	265,761	2.69
Andrea Regnier	-	-
*	Less than one percent

Options to Purchase Securities of the Company
Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Executive
Officers/Directors
David Wolfin	100,000	$0.58	October 23, 2002	October 23, 2007
Ernest Calvert	30,000	$1.20	October 22, 2003	October 22, 2008
William Glasier	30,000	$1.20	October 22, 2003	October 22, 2008
William Kocken	30,000	$1.20	October 22, 2003	October 22, 2008
Michael Baybak	30,000	$1.20	October 22, 2003	October 22, 2008
Andrea Regnier	25,000	$1.20	October 22, 2003	October 22, 2008
Louis Wolfin	150,000	$1.20	October 22, 2003	October 22, 2008

Other Insiders

Nil

As at January 31, 2004, there was an aggregate of 615,000 options outstanding.

Option Grants to Executive Officers during the Financial Year Ended January 31, 2004

Summary Options Table

Name of Executive Officer	Securities Under Option Granted	% of Total Options Granted to Employees in Financial Year	Executive or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
David Wolfin	Nil	Nil	Nil	Nil	Nil

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of January 31, 2004, the Company knew of no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities. The following table sets forth the total shares owned by the officers and directors as a group as of January 31, 2004:

Name	Number of Shares of Common Stock Owned	Percent of Class
All Officers and Directors as a Group (6 persons)	429,645	4.35%

B. Related Party Transactions

Consulting fees of $37,500 were paid to two private companies owned by directors of the Company in 2004. In 2003, $32,581 was paid to the same two private companies.

The Company entered into a cost sharing agreement dated October 1, 1997 to reimburse a company under common control, Oniva International Services Corp., referred to as "Oniva", for 20% of its overhead expenses, to reimburse 100% of its out of pocket expenses incurred on behalf of the Company and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated by either party giving to the other party one months notice. During the year, a total of $86,159 was charged to operations in relation to the cost sharing agreement referred to above. In 2003, the amount was $29,355. Included in the accounts payable is an amount of $258,336 due to Oniva for expenses paid on behalf of the Company. In 2003 the amount was $258,639. The Company is negotiating with Oniva to settle this debt by the issuance of common shares.

The Company entered into an agreement, dated August 23, 2003, to receive accounting and administrative services at a rate of $1,800 per month with Dawn Pacific Management Ltd. The agreement was for an initial term of one year and could be renewed at the end of its term or renewal term for further successive annual terms until such time that either party has given notice of termination in writing at least 30 days prior to the end of a term. This agreement was terminated in fiscal 2005.

None of the Company's directors, executive or senior officers, proposed nominees for election as directors, or associates or affiliates of any of them, is or has been indebted to the Company at any time since the Company’s last completed financial year.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Auditors Report.
Balance Sheet for years ended January 31, 2004 and 2003.
Statement of Operations and Deficit for the years ended January 31, 2004, 2003, and 2002.
Statement of Cash flows for the years ended January 31, 2004, 2003, and 2002.
Notes to Financial Statements for the years ended January 31, 2004, 2003, and 2002.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

The common shares of the Company are listed on the TSX Venture Exchange under the symbol "ASM" and quoted in the United States on the pink sheets, under the symbol "ASGMF".

As of January 31, 2004, there were 713 holders of record in the United States holding 28.6% of the Company’s outstanding common shares representing approximately 60.53% of the total shareholders. The Company’s common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common shares.

The following sets forth the high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX Venture Exchange (Canadian Dollars)
Last Five Fiscal Years	High	Low
2004	3.00	0.33
2003	1.74	0.32
2002	0.75	0.18
2001	0.63	0.18
2000	0.93	0.35
2003-2004	High	Low
Fourth Quarter ended January 31, 2004	3.00	1.65
Third Quarter ended October 31, 2003	2.55	0.71
Second Quarter ended July 31, 2003	0.83	0.33
First Quarter ended April 30, 2003	1.00	0.59
2002-2003	High	Low
Fourth Quarter ended January 31, 2003	1.40	0.50
Third Quarter ended October 31, 2002	0.92	0.60
Second Quarter ended July 31, 2002	1.74	0.32
First Quarter ended April 30, 2002	0.54	0.33
Last Six Months	High	Low
June 2005	1.66	1.22
May 2005	1.59	1.13
April 2005	1.60	1.23
March 2005	1.90	1.32
February 2005	1.99	1.02
January 2005	1.47	1.07

B. Plan of Distribution

Not Applicable.

C. Markets

The Company’s common stock is listed on the TSX Venture Exchange under the symbol "ASM" and in the United States on the pink sheets under the symbol "ASGMF".

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Common Shares

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or the Articles, required to be exercised by the Company in a general meeting.

Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; and (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

The directors of the Company must be persons of the full age of 18 years. There is no minimum share ownership to be a Director. No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the "BC Securities Act" or the "BC Mortgage Brokers Act" canceled within the last five years.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holders representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means: (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy; or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than the requisite majority of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company’s articles or entering into a merger requires approval by a special resolution which means: (a) a resolution passed by a majority of not less than the requisite majority of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

Recent Developments

On March 29, 2004, the British Columbia legislature enacted the British Columbia Business Corporations Act ("BCBCA") and repealed the British Columbia Company Act (the "Company Act"). The BCBCA removes many of the restrictions contained in the Company Act, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital. As well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles. At the Company's annual and special general meeting held on June 24, 2005, shareholders were asked to approve:

1.	a special resolution to remove the application of the Pre-existing Company Provisions, as defined in the Business Corporations Act (British Columbia);

2.	a special resolution to alter the Company's share structure to an unlimited number of common shares without par value; and

3.  a special resolution to approve new articles for the Company.

The regulations under the BCBCA effectively added certain provisions, called the "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Company Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Company Act. The BCBCA allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the BCBCA permitting a two-thirds majority will apply to the Company.

The shareholders have approved the above resolutions and therefore special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote.  The authorized share capital of the Company will also be an unlimited number of common shares without par value.  Management believes that this provides the Company with greater flexibility for future corporate activities and is consistent with special resolution requirements for companies in other jurisdictions.

C. Material Contracts

The Company entered into a share exchange agreement dated for reference the 9th day of June, 2004 with Pedro Sanchez Mejorada, Fernando Ysita Del Hoyo, Bernardo Ysita del Hoyo, Carlos Ysita del Hoyo, Manuel Ysita del Hoyo, Eduardo Ysita del Hoyo, Mercedes Ysita del Hoyo, Cia Minera and Promotora Avino, S.A. de C.V. in connection with the acquisition of the remaining 51% interest in Cia Minera which the Company does not currently own. The consideration to be paid by the Company consists of four million common shares of the Company. This agreement is subject to a number of conditions including a satisfactory due diligence review and final regulatory approval.

D. Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation".

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisitions and over $50 million for indirect acquisitions, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 is any amount in excess of $137 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares, would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (i) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (ii) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (iii) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E. Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a "U.S. Holder". This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the "Tax Act", the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the "Treaty". Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U.S. Holder nor persons with whom the U.S. Holder did not deal at arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Federal Income Tax Consequences

Passive Foreign Investment Company

The Company believes that it is a passive foreign investment company, referred to as a "PFIC" for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") (described below), or (ii) marks the stock to market (described below), the following rules apply:

1. Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

2. The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro-rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder’s basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year). A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder’s holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621, attaching said Form to its federal income tax return, and reflecting in the Form the information provided in the PFIC Annual Information Statement, or if the shareholder calculated the financial information, a statement to that effect. The PFIC Annual Information Statement must include the shareholder’s pro-rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro-rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder’s pro-rata shares of the PFIC’s ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain. A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly for each taxable year to which the Section 1295 election applies must comply with the foregoing submissions.

Because the Company’s stock is "marketable" under section 1296(e), a U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations

Sections 951 through 964 and Section 1248 of the Internal Revenue Code, referred to as the "Code", relate to controlled foreign corporations, referred to as "CFCs". A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro-rata shares of certain income of the CFC and their pro-rata shares of the CFC’s earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation’s undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

The Company does not believe that it will be a CFC. It is possible that the Company could become a CFC in the future. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company

A corporation will be classified as a personal holding company, or a "PHC", if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation’s stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company, or an "FPHC", and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation’s stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC’s undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company, or an "FIC", if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation’s stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder’s ratable share of the corporation's earnings and profits for the period during which such stock was held.

The Company believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company’s future status.

U.S. Information Reporting and Backup Withholding

Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor's federal income tax liability.

Filing of Information Returns

Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply and United States Investors should consult their own tax advisors concerning these requirements.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

I. Subsidiary Information

None.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

As the Company is a small business issuer, this section is inapplicable.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's chief executive officer along with the Company's principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company's chief executive officer along with the Company's principal financial officer concluded that the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Form 20-F are effective in timely alerting them to material information relating to the Company required to be included in this Form 20-F.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The board of directors determined that Mr. Ernest Calvert is qualified as an audit committee Financial Expert. Mr. Ernest Calvert is independent as determined by the NASD listing standards.

Item 16B. Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the last two fiscal years was Vellmer & Chang, Chartered Accountants (formerly Hoogendoorn Vellmer, Chartered Accountants).

Audit Fees

The aggregate fees billed by Hoogendoorn Vellmer for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2003 was $10,000 and January 31, 2004 was $12,000.

Audit-Related Fees

There were no aggregate fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company's financial statements for the years ended January 31, 2003 and 2004.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended January 31, 2003 was $1,250 and January 31, 2004 was $1,200. The services comprising these fees include the preparation of corporate tax returns.

All Other Fees

Other than referred to above, there were no aggregate fees billed for any other professional services rendered by the Company’s independent auditors for the fiscal year ended January 31, 2003. For the year ended January 31, 2004, the aggregate fees billed, other than referred to above, were $17,700 for a due diligence audit of Cia Minera.

The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2004. The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the audit committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

A.	Audited Financial Statements and Financial Statement Schedules:

B.	Exhibits

Exhibit Number  Name

1.1             Memorandum of Avino Silver & Gold Mines Ltd.*
1.2.            Articles of Avino Silver & Gold Mines Ltd.*
12.1           Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.
12.2           Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.
13              Certificate under section 906.
___________________________
* Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Dated: July 12, 2005	By:	/s/ David Wolfin
David Wolfin, President
(Chief Executive Officer)

AVINO SILVER & GOLD MINES LTD.

Financial Statements

January 31, 2004, 2003 and 2002

Hoogendoorn Vellmer
Chartered Accountants
406 - 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: 604-687-3773
Fax: 604-687-3778
E-mail: hoogendoornvellmer@telus.net

AUDITORS’ REPORT

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years ended January 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended January 31, 2004, 2003 and 2002 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada                                    “Hoogendoorn Vellmer”
June 2, 2004                                       Chartered Accountants

COMMENTS BY AUDITORS ON
CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

In the United States of America reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated June 2, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada                                         “Hoogendoorn Vellmer”
June 2, 2004                                     Chartered Accountants

AVINO SILVER & GOLD MINES LTD.
Balance Sheets
As at January 31, 2004 and 2003
(In Canadian Dollars)
	2004		2003
	$		$
ASSETS

Current
Cash		2,832,457		20,104
Accounts receivable and prepaid expenses		31,988		3,040
Due from related parties (Note 9(a))		2,884		160,316

		2,867,329		183,460

Property, Plant and Equipment (Note 3)		4,033		-
Mineral Properties Interests (Note 4)		224,101		204,001
Investment in Cia Minera Mexicana de Avino, S.A. de C.V. (Note 5)		1		1
Investments in Related Companies (Note 6)		427,084		427,084

		3,522,548		814,546
LIABILITIES

Current
Accounts payable and accrued liabilities		45,482		15,927
Due to related parties (Note 9(b))		260,228		364,143

		305,710		380,070
SHAREHOLDERS’ EQUITY

Share Capital (Note 7(a))		16,574,340		13,346,387
Contributed Surplus (Note 7(b))		184,967		184,967
Treasury Shares (14,180 Shares, at cost)		(101,869)		(101,869)
Deficit		(13,440,600)		(12,995,009)

		3,216,838		434,476

		3,522,548		814,546

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Approved by the Board of Directors:

“Louis Wolfin” Director    “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Statements of Operations and Deficit
Years ended January 31, 2004, 2003 and 2002
(In Canadian Dollars)

	2004		2003		2002
	$		$		$

Revenues
Interest and other		8,299		197		1,195

Operating and Administrative Expenses
Amortization		711		-		-
Interest		7,798		-		105,294
Foreign exchange loss		3,786		-		120,268
General mineral exploration costs		-		4,853		-
Management fees		37,500		30,000		30,000
Office and miscellaneous		80,505		43,054		35,539
Professional fees		20,853		12,108		23,321
Regulatory and compliance fees		43,019		16,712		13,327
Salaries and benefits		29,502		7,970		13,999
Shareholder and investor relations		27,846		4,954		18,680
Stock-based compensation		40,770		22,600		-
Travel and entertainment		39,156		4,840		4,182

		331,446		147,091		364,610

Loss before the following:		(323,147)		(146,894)		(363,415)

Due diligence review of Cia Minera Mexicana de Avino, S.A. de C.V.		(122,444)		-		-
Equity in loss of Cia Minera Mexicana de Avino, S.A. de C.V.		-		-		(1,259,438)
Write-down of mineral property interest		-		-		(1,664,905)
Write-down of investments		-		-		(2,824)
Loss on sale of joint venture interest		-		(40,097)		-

Loss for the year		(445,591)		(186,991)		(3,290,582)

Deficit, beginning of year		(12,995,009)		(12,808,018)		(9,517,436)

Deficit, end of year		(13,440,600)		(12,995,009)		(12,808,018)

Basic loss per share		(0.06)		(0.03)		(0.68)

Weighted average number of shares outstanding		7,015,604		5,625,498		4,872,966

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows
Years ended January 31, 2004, 2003 and 2002
(In Canadian Dollars)

	2004		2003		2002
	$		$		$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year		(445,591)		(186,991)		(3,290,582)
Items not affecting cash:
Amortization		711		-		-
Stock-based compensation		40,770		22,600		-
Equity in loss of Cia Minera Mexicana de Avino, S.A. de C.V.		-		-		1,259,438
Foreign exchange loss on debentures		-		-		115,943
Write-down of mineral property interest		-		-		1,664,905
Write-down of investments		-		-		2,824
Loss on sale of joint venture interest		-		346		-
		(404,110)		(164,045)		(247,472)

Net change in non-cash working capital items (Note 11)		64,124		(13,310)		258,700
		(339,986)		(177,355)		11,228

FINANCING ACTIVITIES
Shares issued for cash		3,187,183		195,000		-
Debenture interest deferred		-		-		133,127
		3,187,183		195,000		133,127

INVESTING ACTIVITIES
Reclamation bond		(10,000)		-		-
Purchase of office equipment		(4,744)		-		-
Mineral properties acquisitions		-		(4,000)		-
Mineral property expenditures		(20,100)		-		(28,067)
Other assets liquidated		-		-		8,684
Advances from Bralorne-Pioneer Gold Mines Ltd.		-		5,142		(129,922)
		(34,844)		1,142		(149,305)

Increase (decrease) in cash		2,812,353		18,787		(4,950)

CASH, beginning of year		20,104		1,317		6,267

CASH, end of year		2,832,457		20,104		1,317

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows (Continued)
Years ended January 31, 2004, 2003 and 2002
(In Canadian Dollars)

	2004		2003		2002
	$		$		$
SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Mineral properties interests acquired by issuance of share capital		-		200,000		-
Share issuance costs paid by issuance of shares		220,225		-		-
Stock-based compensation		40,770		22,600		-
Share capital issued in settlement of liabilities		-		-		336,588

SUPPLEMENTARY DISCLOSURE OF STATEMENTS OF CASH FLOWS INFORMATION
Interest expense		7,798		-		105,294
Taxes		-		-		-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada.

Avino is in the exploration stage of its mineral properties interests in Canada and has not yet determined whether these properties contain ore reserves which are economically recoverable.

Avino owns 49% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine was shut down in March 2002, when operations became uneconomical.

The recoverability of amounts shown for mineral property interests and property and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s legal interest in mineral claims, further financing for exploration of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or proceeds from the sale of all or an interest in its mineral properties interests.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will likely be required to raise new financing through the sale of shares to continue with the exploration for and development of its mineral property interests. Management intends to secure additional financing through the issuance of common stock. However, there can be no assurance that management will be successful in its efforts to secure additional financing through the issuance of common stock, or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Joint venture

Avino held a joint venture interest with Bralorne-Pioneer Gold Mines Ltd. (“Bralorne”), a public company with common directors, until June 20, 2002, when it transferred its joint venture interest to Bralorne. The Company has accounted for its interest in the joint venture by the proportionate consolidation method.

Accordingly, the balance sheets as at January 31, 2004 and 2003 do not include any of the assets or liabilities of the joint venture; and the statements of operations and cash flows for the year ended January 31, 2004 do not include any revenues or expenses of the joint venture. The statements of operations and cash flows for the years ended January 31, 2003 and 2002 includes the Company’s proportionate share of the expenses and cash flows of the joint venture up to the date of disposition.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment

Property, plant and equipment are recorded at cost on acquisition and amortized over their estimated useful lives as follows:

Office furniture and equipment   30% declining balance

Property, plant and equipment are written down to net realizable value if it is determined that their carrying values exceed estimated future benefits to the Company.

Mineral properties interests

Avino capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Investments

Investments in the shares of companies, over which the Company has the ability to exercise significant influence, but not control, are accounted for by the equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. In those instances where the Company’s share in the investee’s net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses, only if it has determined that it has obligations or commitments towards the investee.

Investments in the shares of companies over which Avino does not have control or exercises significant influence are accounted for at cost. They are written down when there is a decline in value that is considered other than temporary.

Foreign currency translation

The foreign currency balances of the Company are translated into Canadian dollars using the temporal method as follows:

Monetary assets and liabilities are translated at the year-end exchange rate.

Non-monetary assets are translated at the rate of exchange in effect at their acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the year-end exchange rate.

Revenue and expense items are translated at the average exchange rate for the year.

Foreign exchange gains and losses are included in operations.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

The Company’s financial instruments include cash, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest or credit risk. It is subject to currency risk to the extend that the operations of its Mexican affiliate Cia Minera are conducted in Mexican currency.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share on the potential exercise of options or warrants is not presented where anti-dilutive.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in operations in the period in which they become known.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book values of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

Stock-based compensation

Compensation expense is recorded for the estimated fair value of stock options granted to non-employees. As permitted by CICA Handbook Section 3870, the Company has adopted the disclosure-only method of reporting for stock options granted to employees.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT
			2004			2003
	Cost		Accumulated Amortization	Net Book Value		Net Book Value
	$		$	$		$

Office furniture and equipment		4,744	711		4,033	-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 4 - MINERAL PROPERTIES INTERESTS

Mineral properties interests costs are comprised of the following:
	2004		2003
	$		$
Eagle property (Note 4(a)):
Acquisition cost, beginning of year		100,000		-
Additions		-		100,000
Acquisition cost, end of year		100,000		100,000
Exploration and development, beginning of year		-		-
Assays		51		-
Exploration and development, end of year		51		-

Total		100,051		100,000

Aumax property (Note 4 (b)):
Acquisition cost, beginning of year		104,000		-
Additions		-		104,000
Acquisition cost, end of year		104,000		104,000
Exploration and development, beginning of year				-
Assessment / taxes		192		-
Geological		1,275		-
Exploration and development, end of year		1,467		-

Total		105,467		104,000

Minto property (Note 4 (c)):
Acquisition cost, beginning and end of year	129,400	129,400
Exploration and development, beginning and end of year	238,043	238,043

	367,443	367,443
Less accumulated write-down	(367,442)	(367,442)

Total	1	1

Olympic-Kelvin property (Note 4(d)):
Acquisition cost, beginning and end of year	93,500	93,500
Exploration and development, beginning of year	267,570	267,570
Assessment / taxes	236	-
Geological	2,500	-
Drilling	15,846	-
Exploration and development, end of year	286,152	267,570

	379,652	361,070
Less accumulated write-down	(361,070)	(361,070)

Total	18,582	-

Total mineral properties interests	224,101	204,001

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 4 - MINERAL PROPERTIES INTERESTS (Continued)

(a)	Eagle property

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000.

(b)	Aumax property

In 2003 the Company acquired a 100% interest in 6 Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

(c) Minto property

The Company has a 100% interest in 8 Crown granted mineral claims and 9 reverted Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia. The property was written down to a nominal value of $1 in fiscal 2002.

(d) Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002.

Avino commenced re-exploration of the property in fiscal 2004.

NOTE 5 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

	2004		2003
	$		$
Cia Minera Mexicana de Avino, S.A. de C.V.		1		1

Avino owns 49% of the issued common shares of Cia Minera, a private company incorporated in Mexico. Cia Minera is involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine. Cia Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

On November 3, 2003 Avino signed a letter of intent to purchase the remaining 51% of the issued common shares of Cia Minera by issuing 4,000,000 of its common shares. The proposed acquisition remains subject to shareholder and regulatory approval and will be recorded as a business combination when (and if) shareholder and regulatory approval has been obtained.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 5 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

The Company continues to account for its 49% investment in Cia Minera using the equity method. For fiscal 2004 and 2003 the share in Cia Minera’s net losses exceeded the carrying amount of the Company’s investment in Cia Minera. The Company does not have a commitment or obligation towards Cia Minera. Accordingly, Avino has not recorded its equity interest in the losses of Cia Minera. If Cia Minera returns to profitable operations, Avino’s equity share in the net income will first be applied against Avino’s equity interest in previously non-recorded losses of Cia Minera. As at January 31, 2004 the total cumulative amount of losses of Cia Minera that Avino has not recorded is approximately $Cdn 1,260,000.

The summarized balance sheet of Cia Minera applying Canadian generally accepted accounting principles as at December 31, 2003 is as follows:

ASSETS
	$
Current Assets		71,109
Long Term Investment in Securities		2
Mineral Properties Interests		2
Property, Plant and Equipment		409,925
Incorporation Costs		1,824

		482,862

LIABILITIES
Current Liabilities		1,658,964
Due to Shareholder		68,087

		1,727,051

SHAREHOLDERS’ DEFICIENCY
Share Capital		727,020
Contributed Surplus		180,838
Deficit		(2,152,047)

		(1,244,189)

		482,862

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 5 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

There were no material transactions for the one month period of January 2004 requiring disclosure in these financial statements.

As at December 31, 2003 Cia Minera has a working capital deficit of $Cdn 1,587,855 and is dependent upon the financial support of its shareholders to re-commence its operations, to re-commence exploration for economically recoverable mineral reserves and to re-develop its mining and processing operations. It is not determinable whether Cia Minera’s shareholders will be able to provide the financial support to continue the financing of Cia Minera’s operating losses until it has reached self-sustaining operations.

As at December 31, 2003 Cia Minera is subject to the following contingencies:

(i)
Cia Minera has a $Cdn 967,800 lien placed against part of its land by the Mexican government on account of taxes. The Company has contested the tax liability in court and has won settlements in its favor. Management and legal counsel have determined that, based on the court rulings, the amount of $Cdn 967,800 does not represent a liability to the Company and, accordingly, the Company has not recorded the liability in its accounts. To date the lien has not been removed by the Mexican government.

(ii)
Cia Minera leases 4 core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming for royalties owing in the amount of approximately $Cdn 3,770,000. Cia Minera has accrued a $Cdn 807,000 liability and has paid an additional amount of $Cdn 244,000 into trust on account of royalties owing for past mineral production. Cia Minera holds the position that it has fully provided for the royalty liability in its accounts, and intends to contest the action vigorously. The likely outcome of the claim is not determinable at this time.

NOTE 6 - INVESTMENTS IN RELATED COMPANIES

	2004		2003
	$		$
Investments carried at cost:

Bralorne		422,848		422,848
Levon Resources Ltd.		4,236		4,236

		427,084		427,084

Bralorne

Avino’s investment in Bralorne consists of 1,791,392 common shares with a quoted market value of $1,253,974 (2003 - $716,557).

Levon Resources Ltd. (“Levon’)

Avino’s investment in Levon consists of 141,200 common shares with a quoted market value of $21,886 (2003 - $15,532). Levon is a public company with common directors.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)
NOTE 7 - SHARE CAPITAL

(a)  Authorized:  100,000,000 common shares without par value
(January 31, 2003 - 25,000,000 common shares without par value)
Issued:
	2004			2003
	Shares	Amount		Shares	Amount
		$			$

Balance, beginning of year	6,188,525		13,346,387	5,463,525		12,931,787

Shares issued for cash:
- private placements	3,151,250		3,121,488	-		-
less: consideration receivable	-		(11,820)	-		-
- exercise of stock options	319,000		185,020	325,000		195,000
consideration paid (receivable) from a Director	-		3,000	-		(3,000)
- exercise of warrants	211,000		109,720	-		-
Shares issued for non-cash consideration:
- acquisition of mineral properties	-		-	400,000		200,000
Stock-based compensation to non-employees:	-		40,770	-		22,600
Share issuance costs	-		(220,225)	-		-

	3,681,250		3,227,953	725,000		414,600

Balance, end of year	9,869,775		16,574,340	6,188,525		13,346,387

(b)  Contributed surplus:

	2004		2003
	$		$

Equity component of debentures conversion options expired		184,967		184,967

(c)	Private placements

The Company issued shares pursuant to private placements as follows during fiscal 2004:

(i)
1,000,000 units with a price of $0.42 per unit; 500,000 units consisting of 1 common share and 1 share purchase warrant to purchase an additional common share at a price of $0.52 on or before August 14, 2005; and 500,000 units consisting of 1 flow-through common share and 1 share purchase warrant to purchase a common share at a price of $0.52 on or before August 14, 2005. The Company issued an additional 36,000 units with the afore-mentioned terms as finders’ fees.

(ii)
2,000,000 units with a price of $1.27 per unit, each unit consisting of 1 common share and 1 share purchase warrant to purchase an additional common share at a price of $1.58 on or before December 19, 2005. The Company issued an additional 115,250 units with the afore-mentioned terms as finders’ fees.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 7 - SHARE CAPITAL (Continued)

(d)	Stock options:
	Underlying shares	Exercise price
Stock options outstanding, January 31, 2002	350,000	$0.60
Granted	446,000	$0.58
Exercised	(325,000)	$0.60
Stock options outstanding, January 31, 2003	471,000	$0.58-$0.60

Granted	515,000	$1.20
Exercised	(319,000)	$0.58
Expired	(52,000)	$0.58-$0.60
Stock options outstanding, January 31, 2004	615,000	$0.58-$1.20

The following stock options were outstanding as at January 31, 2004:

Stock Options Outstanding	Expiry Date	Exercise Price
100,000	October 23, 2007	$0.58
515,000	October 21, 2008	$1.20

The Company established a stock option plan in fiscal 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options are fully vestable on the date of grant, except those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

In accordance with the CICA Handbook Section 3870 (“Section 3870”) Stock-Based Compensation and other Stock-Based Payments Avino recognizes compensation expense for the estimated fair value of stock options granted to non-employees. In the third quarter of fiscal 2004, the Company granted 150,000 stock options to non-employee consultants, having a remaining life of 5 years and exercisable at a price of $1.20 per share. The Company recorded consulting expenses totaling $40,770 on account of these stock options. The stock options remain outstanding as at January 31, 2004. In the third quarter of fiscal 2003, the Company granted 50,000 stock options to non-employee consultants, having a remaining weighted average life of 5 years and exercisable at a price of $0.58 per share. The Company recorded consulting expense totaling $22,600 on account of these stock options. The stock options remain outstanding as at January 31, 2003.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 7 - SHARE CAPITAL (Continued)

(d)	Stock options (continued):

As permitted by Section 3870, the Company has elected to not record compensation expense when stock options are granted to employees. In the third quarter of fiscal 2004, the Company granted 365,000 stock options to employees, having a remaining life of 5 years and exercisable at a price of $1.20 per share. Had compensation cost for the stock-based employee compensation been recorded, based upon the fair value of stock options, additional compensation expense for the year ended January 31, 2004 would have been $281,313. In the third quarter of fiscal 2003, the Company granted 396,000 stock options to employees, having a remaining weighted average life of 5 years and exercisable at a price of $0.58 per share. Had compensation cost for the stock- based employee compensation been recorded, based upon the fair value of stock options, additional compensation expense for the year ended January 31, 2003 would have been $179,000.

The Company did not issue any stock options in 2002.

Section 3870 requires the following pro forma disclosure assuming this additional compensation expense:
	2004		2003		2002
	$		$		$

Pro forma loss excluding additional compensation		445,591		186,991		3,290,582

Pro forma stock based compensation		281,313		179,000		-

Pro forma loss including additional compensation		726,904		365,991		3,290,582

Pro forma basic and diluted loss per share		$(0.10)		$(0.07)		$(0.68)

The fair value of the options granted to both employees and non-employees in 2004 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0%, dividend yield of 0%, volatility factor of 52%, and a weighted average life of 5 years. The fair value of the options granted to both employees and non-employees in 2003 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0%, dividend yield of 0%, volatility factor of 65%, and a weighted average life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma results of operations may be materially different than actual results realized.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 7 - SHARE CAPITAL (Continued)

(e)  Warrants:
	Underlying shares	Exercise price
Warrants outstanding, January 31, 2003 and 2002	-	-
Granted	3,151,250	$0.52-$1.58
Exercised	(211,000)	$0.52
Warrants outstanding, January 31, 2004	2,940,250	$0.52-$1.58

The following share purchase warrants were outstanding as at January 31, 2004:

Stock Options Outstanding	Expiry Date	Exercise Price
825,000	August 14, 2005	$0.52
2,115,250	December 19, 2005	$1.58

NOTE 8 - INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2004	2003	2002
Statutory rate	39%	40%	44%

Income taxes recovered at the Canadian statutory rate	$170,000	$66,000	$1,448,000

Effect of lower tax rates in foreign jurisdictions	-	-	(67,000)

Benefit of tax losses not recognized in year	(170,000)	(66,000)	(1,381,000)
Income tax recovery (expense) recognized in the year	$-	$-	$-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 8 - INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2004		2003
	$		$
Operating loss carry forwards, expiring 2005 - 2011		785,000		885,000

Canadian exploration expenses, Canadian development
expenses, and Foreign exploration and development expenses in excess of book value of mineral properties		1,505,000		1,454,000

Impairment of investments		1,294,000		1,327,000

Undeducted capital cost allowance		379,000		388,000

Deferred tax assets		3,963,000		4,054,000

Less: valuation allowance		(3,963,000)		(4,054,000)

Net deferred tax assets		-		-

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)Due from related parties comprises the following accounts receivable:

	2004		2003
	$		$

Bralorne		-		124,780
Coral Gold Corporation		-		33,852
Levon		-		1,684
Gray Rock Resources Ltd.		2,884		-

		2,884		160,316

The amounts due from related parties are non-interest bearing, non-secured and due on demand. Gray Rock Resources Ltd. is a company with a common director.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)	Due to related parties comprise the following accounts payable:

	2004		2003
	$		$
Bralorne		1,000		-
Frobisher Securities Ltd.		892		53,004
Louis Wolfin (President)		-		52,500
Oniva International Services Corporation (“Oniva”)		258,336		258,639

		260,228		364,143

The amounts due to related parties are non-interest bearing, non-secured and due on demand.

(c)	Oniva provides Avino with certain office and administrative services. Oniva is controlled by two Directors of the Company.

Avino paid or accrued the following amounts for administrative services and expenses to Oniva:

	2004		2003		2002
	$		$		$
Salaries and benefits		29,298		7,869		13,998
Office and miscellaneous		56,861		21,486		16,416
		86,159		29,355		30,414
Avino reimbursed the following to Oniva:

	2004		2003		2002
	$		$		$
Mineral properties expenditures		656		-		54,027

(d) The Company paid or accrued the following amounts for management and consulting to related companies, as follows:

	2004		2003		2002
	$		$		$
Frobisher Securities Ltd. - company controlled by a director		7,500		30,000		30,000
Dawn Pacific - company controlled by an officer		9,000		22,447		-
Intermark Capital Corp - company controlled by a director		30,000		-		-

(e) The Company paid $7,350 to a director of the Company for interest on a loan (2003 and 2002 -$nil).

All related party transactions are recorded at the value agreed upon by the Company and the related party.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 10 - SEGMENTED INFORMATION

Substantially all of Avino’s operations are in one industry, the exploration of precious metals. All mineral property interests held by Avino are located in Canada.

NOTE 11 - NET CHANGE IN NON-CASH CURRENT ASSETS AND LIABILITIES

	2004		2003		2002
	$		$		$
Accounts receivable and prepaid expenses		(28,948)		(476)		1,638
Due from related parties		157,432		(477)		(33,002)
Accounts payable and accrued liabilities		29,555		(44,688)		263
Due to related parties		(93,915)		32,331		289,801

		64,124		(13,310)		258,700

NOTE 12 - SUBSEQUENT EVENTS

Subsequent to the year end, the Company issued shares on the exercise of stock options and share purchase warrants as follows:

491,500 share purchase warrants with an exercise price of $0.52
20,000 stock options with an exercise price of $0.58
117,000 stock options with an exercise price of $1.20

NOTE 13 - COMPARATIVE FIGURES

Certain fiscal 2003 and 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The material differences between Canadian and U.S. GAAP and their effect on the Company’s financial statements are summarized as follows:

	2004		2003
Balance sheets (v)	$		$

Total assets under Canadian GAAP		3,522,548		814,546

Deferred exploration expenditures (i)		(224,101)		(204,001)
Investments (ii)		848,776		305,005

Total assets under US GAAP		4,147,223		915,550

Total equity under Canadian GAAP		3,216,838		434,476

Deferred exploration expenditures (i)		(224,101)		(204,001)
Investments (ii)		848,776		305,005

Total equity under US GAAP		3,841,513		535,480

	2004		2003		2002
Statements of operations	$		$		$

Loss for the year under Canadian GAAP (v)		(445,591)		(186,991)		(3,290,582)
Exploration expenditures (i)		(20,100)		(204,000)		723,607
Foreign exchange amortized (iii)		-		-		5,859
Write down of investment (ii)		-		-		2,824
Net loss for the year under U.S. GAAP		(465,691)		(390,991)		(2,558,292)

Income (loss) per share under U.S. GAAP (iv)		(0.07)		(0.07)		(0.52)

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2004		2003		2002
Statements of cash flows (v)	$		$		$

Cash flows used in operating activities under Canadian GAAP		(339,986)		(177,355)		11,228
Mineral properties expenditures (i)		(20,100)		(4,000)		(28,067)

Cash flows used in operating activities under US GAAP		(360,086)		(181,355)		(16,839)

Cash flows (used in) from investing activities under Canadian GAAP		(34,844)		1,142		(149,305)
Mineral properties expenditures (i)		20,100		4,000		28,067

Cash flows (used in) from investing activities under US GAAP		(14,744)		5,142		(121,238)

(i)	Mineral properties interests

U.S. GAAP requires acquisition and exploration costs to be expensed in the period occurred, whereas Canadian GAAP allows for the deferral of these costs subject to periodic assessment for impairment.

(ii)	Investments

U.S. GAAP requires investments available for sale to be recorded at market and unrealized holding gains (losses) to be charged to comprehensive income (loss). Canadian GAAP requires such investments to be recorded at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base.

The unrealized holding gains (losses) on available for sale securities that would be charged to comprehensive income (loss) under U.S. GAAP are as follows:

	2004		2003		2002
	$		$		$

Net loss under US GAAP		(465,691)		(390,991)		(2,558,292)

Unrealized holding gain (loss) on investments		543,771		477,058		86,746

Comprehensive income (loss) under US GAAP		78,080		86,067		(2,471,546)

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2004, 2003 and 2002
(In Canadian Dollars)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(iii)	Deferred foreign exchange gains and losses

Under U.S. GAAP, foreign exchange gains and losses are expensed in the period incurred. Under Canadian GAAP, foreign exchange gains and losses relating to long-term monetary items are deferred and amortized in the relevant years.

(iv)	Loss per share

The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under U.S. GAAP.

(v) Joint venture

U.S. GAAP requires that joint ventures be accounted for using the equity method of accounting; however, the Securities and Exchange Commission permits the use of the proportionate consolidation method under IAS standards. Canadian GAAP requires that the proportionate consolidation method be used.

Summarized financial information regarding the Company’s proportionate share of assets, liabilities and cash flows relating to its joint venture interest is as follows:

	2004		2003		2002
	$		$		$
Current assets		-		-		4,003
Non-current assets		-		-		1,119,599
Current liabilities		-		-		262,894
Non-current liabilities		-		-		1,629,171
Expenses		-		-		225,724
Write-down of property interest		-		-		892,798
Exploration and development expenditures		-		-		59,159

The joint venture interest was sold effective June 20, 2002.

(vi)	Flow-through shares

Under Canadian income tax legislation a Company is allowed to issue flow-through shares pursuant to which the Company may renounce qualifying exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

Under U.S. GAAP, flow-through funds which are not expended are considered to be restricted and not part of cash and cash equivalents. As at January 31, 2004 the Company had $258,378 of restricted, unexpended flow-through funds (2003 - $242,100).