Form 20-F
period 2005-01-31
AVINO SILVER & GOLD MINES LTD
filed 2005-07-22
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F
_________________________

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2005

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

The number of outstanding Common Shares as of January 31, 2005 was 10,521,775

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

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended January 31, 2005, 2004, 2003, 2002 and 2001, is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended January 31, 2005, 2004 and 2003 are included in this Annual Report. The selected historical financial information for each year ended January 31, 2002 and 2001, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

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

Canadian GAAP	Year Ended January 31,
	2005	2004	2003	2002	2001
Summary of Operations:
Interest and miscellaneous Income	$41,999	$8,299	$197	$1,195	$643
Expenses
General and administrative	506,010	331,446	147,091	364,610	341,778
Write-down of mining Properties	-	-	-	1,664,905	-
Equity in loss of Mexican Affiliate	-	-	-	1,259,438	770,296
Loss in sale of Joint Venture	-	-	40,097	-	-
Wriet-down of investment	-	-	-	2,824	7,060
Due diligence review of Cia Minera
Mexicana de Avino, S.A. de C.V.	391,899	122,444	-	-	-
Net Income (loss) for year	(814,710)	(445,591)	(186,991)	(3,290,582)	(1,118,491)
Income (loss) per share	(0.08)	(0.06)	(0.03)	(0.68)	(0.24)

	As at January 31,
	2005	2004	2003	2002	2001
Balance Sheet Data:
Total assets	3,084,430	3,522,548	814,546	2,239,468	5,026,775
Cash and term deposits	2,283,535	2,832,457	20,104	1,317	6,267
Note ("Debenture") payable	-	-	-	1,629,171	1,415,960
Total liabilities	206,173	305,170	380,070	2,032,601	1,865,914
Shareholders' equity	2,878,257	3,216,838	434,476	206,867	3,160,861

Number of Shares Issued	10,521,775	9,869,775	6,188,525	5,463,525	4,577,686

United States GAAP:
	Year Ended January 31,
	2005	2004	2003	2002	2001
Summary of Operations:
Net Income (loss) per Canadian GAAP	$(814,710)	$(445,591)	$(186,991)	$(3,290,582)	$(1,118,491)
Adjustments	(132,600)	(20,100)	(204,000)	732,290	(7,383)
Net Income (loss) per US GAAP	(947,310)	(465,691)	(390,991)	(2,558,292)	(1,125,874)
Income (loss) per share per US GAAP	(0.09)	(0.07)	(0.07)	(0.52)	(0.25)

	As at January 31,
Balance Sheet Data:	2005	2004	2003	2002	2001
Total assests under Canadian GAAP	3,084,430	3,522,548	814,546	2,239,468	5,026,775
Adjustments	(264,090)	624,675	101,004	(175,901)	(1,024,938)
Total assets under US GAAP	2,820,340	4,147,223	915,550	2,063,567	4,001,837
Total equity under Canadian GAAP	2,878,257	3,216,838	434,476	206,867	3,160,861
Adjustments	(264,090)	624,675	101,004	(175,901)	(1,024,938)
Total equity under US GAAP	2,614,167	3,841,513	535,480	30,966	2,135,923

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2001	1.4899	1.4995	1.5600	1.4417
2002	1.5568	1.5915	1.6128	1.4933
2003	1.5655	1.5286	1.6112	1.5108
2004	1.3803	1.3265	1.5315	1.2690
2005	1.2961	1.2396	1.3970	1.1775

The following table sets forth the high and low exchange rate for the past six months. As of July 14, 2005, the exchange rate was CN$1.2071 for each US$1.

Month	High	Low
January 2005	1.2422	1.1982
February 2005	1.2562	1.2294
March 2005	1.2463	1.2017
April 2005	1.2568	1.2146
May 2005	1.2703	1.2373
June 2005	1.2578	1.2256

B.	Capitalization and Indebtedness

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

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2005, we had a net loss of $814,710 and an accumulated deficit on January 31, 2005 of $14,552,931. The Company has not generated revenues from operations since 1998 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2005 fiscal year, the Company's common share price fluctuated between a low of $1.00 and a high of $2.50. Subsequent to the 2005 fiscal year, the Company's common share price has fluctuated between a low of $1.02 and a high of $1.99. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

We are a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in Canada, specifically British Columbia and the Yukon Territory, and in Mexico. Since fiscal 2001 we made aggregate principal capital expenditures of $370,239 on the properties in Canada. These capital expenditures consist of $103,243 which was spent on the Eagle property, $120,815 on the Aumax property, $91,713 on the Olympic-Kelvin property, and $54,468 on the Bralorne property. The Avino Mine in Mexico is owned by Cia Minera of which the Company owns 49% of the issued and outstanding securities and is accounted for using the equity method in the financial statements. Since the suspension of operations at the Avino Mine, $315,188 has been spent on the care and maintenance of the mine. The principal executive office of the Company is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

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

Competition

The mining industry in which the Company is engaged is highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold, silver and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mined afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. In 2005, demand for silver exceeded supply and worldwide demand is expected to increase through 2006. This, in part, has fueled the increases in silver prices over the same period. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold or silver mining properties.

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

Aumax Property

Ownership. The Aumax Property is wholly owned by the Company and was acquired in 2003 when it acquired a 100% interest in six unpatented mineral claims by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

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

The Olympic-Kelvin property covers rocks of the Pioneer Formation and Bridge River Terrane. These rocks are cut by northwest trending regional scale structures sub-parallel to the Ferguson and Cadwallader Structures. The structures on the Olympic-Kelvin property are roughly the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer mines. These mines are the largest past producers in the Canadian Cordillera (4.1 million ounces). The Bendor Intrusions are a postulated source for the gold mineralization at Bralorne, which is thought to be localized by a northwest to north flexure in the Cadwallader structure. A similar flexure is present in the northwest trending structures on the Olympic-Kelvin property. These structures on the property are mineralized with gold and silver and have received considerable past work, including at least four adits.

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

History. During November 2001, the Company decided to shut down its operations at Cia Minera due to depressed silver prices. Recently the price of silver has increased to make the mining of silver more feasible. As a result, pursuant to the Company’s announcement made March 23, 2004, the Company entered into an agreement to purchase the remaining 51% equity interest in Cia Minera by the issuance of a total of four million shares of the Company to the vendors. None of the vendors acted jointly or in concert or as a group, and there will be no change in the effective control of the Company as a result of this transaction. The agreement is subject to the completion of the Company’s due diligence review, which included an audit and the preparation of an independent technical report. The Avino Mine operated from 1974 to 2001, producing about 497 tons of silver, three tons of gold, and 11,000 tons of copper until the suspension of mining operations in November 2001. Since that time, the mine plant and equipment have been on care and maintenance and the Company has spent $315,188 on the care and maintenance of the mine.

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

Proposed Work Program. We are currently completing a preliminary feasibility study for the recovery and processing of the oxide mine tailings deposited between 1974 and 1993.

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

Effective June 20, 2002, the Company transferred its interest in the Bralorne Property to Bralorne for a nominal amount of $1 and the assumption by Bralorne of the full amount of the principal of US$2,000,000 and interest payable under the mortgage bonds originally issued for a loan obtained by the Company and Bralorne in 1995, the proceeds of which were to be used for further development of the Bralorne Property. As a result of the disposition of the Bralorne Property, the Company recognized a loss of $40,097 and removed certain assets and liabilities from proportionate consolidation in 2003.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

In British Columbia, the Company has three separate mineral properties all of which are located in the Lillooet Mining Division and are wholly owned by the Company. They are as follows: (i) the Aumax property consisting of six unpatented mineral claims; (ii) the Olympic-Kelvin property consisting of 20 reverted Crown granted minerals claims, one located mineral claim and three fractions; and (iii) the Minto property consisting of eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim.

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

Fiscal year ended January 31, 2005 compared to fiscal year ended January 31, 2004

Operating and administrative expenses totaled $506,010 for the fiscal year ended January 31, 2005 compared with $331,446 for the fiscal year ended January 31, 2004, an increase of $174,564. The increase is primarily due to increases of $40,770 in stock based compensation, $39,808 in salaries and benefits, $14,140 in professional fees, $22,500 in management fees, $32,086 in office and miscellaneous expenses, $24,849 in travel and entertainment and $15,016 in shareholder and investor relations expenses. These increases are all attributed to increased efforts in promoting the Company and providing the framework to support increased exploration and development activities, including the pursuit of acquiring the remaining 51% of Cia Minera.

The loss for the twelve months ended January 31, 2005 was $814,710 compared with a loss of $445,591 for the twelve months ended January 31, 2004, an increase of $369,119. Higher administrative expenses as discussed above and an increase of $269,455 being charged against operations for the Cia Minera due diligence work are the primary reasons.

Interest income increased in the 2005 fiscal year by $33,700. This was a result of $2,000,000 being held in guaranteed investment certificates during the entire twelve month period.

Fiscal year ended January 31, 2004 compared to fiscal year ended January 31, 2003

The Company reported a net loss for the fiscal year ended January 31, 2004 of $445,591 or $0.06 per share compared to a net loss of $186,991 or $0.03 for the fiscal year ended January 31, 2003. The Company has no revenues but recorded interest income of $8,299 in 2004 compared to $197 in 2003. In 2003 the Company recorded a loss on the sale of the Joint Venture interest of $40,097 and in 2004 the Company charged to operations $122,444 which was incurred during the due diligence review of Cia Minera as discussed above. In addition, the Company charged $40,770 during the year ended January 31, 2004 and $22,600 during the year ended January 31, 2003 to operations in accordance with the CICA Handbook, Section 3870, where the fair value of stock options granted to non-employees is accounted for and expensed; in this case the charge relates to 150,000 options granted to non-employees. The Company capitalized $20,100 during fiscal 2004 and $204,000 during fiscal 2003 on account of mineral property interests relating to the Olympic-Kelvin property, Aumax property, and the Eagle property. The Company raised $3,187,183 during 2004 net of issuance costs of $220,225, by the issuance of 3,151,250 units (common shares plus warrants); 319,000 common shares on the exercise of stock options; and 211,000 common shares on the exercise of warrants and raised $195,000 during 2003.

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

B. Liquidity and Capital Resources

At this time, the Company has no operating revenues and does not anticipate having any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. At January 31, 2005 the Company had working capital of $2,132,848. The Company feels it has sufficient working capital to meet its current obligations and operating expenses. However, if the Company should proceed with the acquisition of Cia Minera, it will need to refinance.

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

E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As at January 31, 2005, the Company had the following contractual obligations:

	Total	< 1 year	1-3 years	3-5 years	More than 5 years
Lease obligation	12,081.60	503.40	11,578.20	-	-
Total	12,081.60	503.40	11,578.20	-	-

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at January 31, 2005. The directors were re-elected by the Company’s shareholders on June 24, 2005 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Lloyd Andrews Director/Chairman	Chairman and Director of Berkley Resources Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd. and a Director of the Company	June 2005(1)
Michael Baybak Director	Business Consultant	June 1990
Ernest Calvert Director

Director of four other public companies (Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., Levon Resources Ltd., and Cresval Capital Corp.)
June 1990(2)
William G. Kocken Director

Director of three other public companies (President of Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., and Mill Bay Ventures Inc.)
September 1997
David Wolfin (3) Director/President

President
Director of four other public companies (Bralorne Gold Mine Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., Mill Bay Ventures Ltd., and Cresval Capital Corp.)
October 1995
Louis Wolfin(3) Director

Director of five other public companies (Chief Executive Officer of Bralorne Gold Mine Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Berkley Resources Inc., Coral Gold Resources Ltd., formerly Coral Gold Corp., Levon Resources Ltd., and Cresval Capital Corp.)
August 1969
Connie Lillico Secretary	Secretary of the Company, officer of five other reporting issuers; formerly an office administrator and paralegal	July 2004
(1) Lloyd Andrews was elected as a director of the Company on June 24, 2005.
(2) Mr. Calvert resigned effective July 15, 2005.
(3) Mr. David Wolfin is the son of Mr. Louis Wolfin.

B. Compensation

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year ended January 31, 2005, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to directors and executive officers of the Company and are outstanding to purchase an aggregate of 320,000 shares of the Company as at January 31, 2005. See "Options to Purchase Securities of the Company".

The following table sets forth details of the compensation paid during the Company's fiscal year ended January 31, 2005 to senior management:

Name/ Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			All Other Compensation $
					Awards		Payouts
		Salary $(2)	Bonus $	Other Annual Compensation $	Securities Under Options/ SARs Granted (#)	Restricted Shares/or Restricted Share Units $	LTIP Payouts $
David Wolfin President (CEO)	2005 2004	60,000 30,000	Nil Nil	Nil Nil	80,000 100,000	Nil Nil	Nil Nil	Nil Nil

Louis Wolfin Former President (CEO)	2004 2003	7,500 30,000	N/A Nil	N/A Nil	N/A 150,000	N/A Nil	N/A Nil	N/A Nil
Notes:  (1) Year ended January 31.
  (2) No member of the senior management team earned in excess of $100,000.

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

C. Board Practices

The board of directors is currently comprised of five directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on June 24, 2005, the shareholders elected Messrs. Andrews, Baybak, Calvert, Kocken, Wolfin and Wolfin as directors. Mr. Calvert subsequently resigned on July 15, 2005.

The board has considered the relationship of each director to the Company and currently considers three of the five directors to be "unrelated" (Messrs. Andrews, Baybak and Kocken). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

As a result of the resignation of Mr. Calvert, the audit committee currently consists of two directors (Messrs. William Kocken and Michael Baybak) all of whom are unrelated and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP. The Company is currently seeking to replace Mr. Calvert.

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

E.  Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of January 31, 2005. No person owned more than 10% of the outstanding common shares.

Name of Beneficial Owner	Number of Shares	Percent
Michael Baybak	2,700	*
Ernest Calvert	2,500	*
William Kocken	-	-
David Wolfin	177,384	1.69
Louis Wolfin	109,261	1.04
Connie Lillico	-	-
*	Less than one percent

Options to Purchase Securities of the Company
Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Executive
Officers/Directors
David Wolfin	80,000	$0.58	October 23, 2002	October 23, 2007
Ernest Calvert	30,000	$1.20	October 22, 2003	October 22, 2008
William Kocken	30,000	$1.20	October 22, 2003	October 22, 2008
Michael Baybak	30,000	$1.20	October 22, 2003	October 22, 2008
Louis Wolfin	150,000	$1.20	October 22, 2003	October 22, 2008

Other Insiders

Nil

As at January 31, 2005, there was an aggregate of 450,000 options outstanding. There were no options granted during the 2005 fiscal year.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of January 31, 2005, the Company knew of no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities. The following table sets forth the total shares owned by the officers and directors as a group as of January 31, 2005:

Name	Number of Shares of Common Stock Owned	Percent of Class
All Officers and Directors as a Group (7 persons)	291,845	2.77%

B. Related Party Transactions

In 2005, $60,000 in consulting fees were paid to a private company owned by a director of the Company and $12,500 in consulting fees were paid to a private company controlled by a director of a related company. In 2004, $30,000 and $7,500 were paid as consulting fees to private companies owned each by a director of the Company.

The Company entered into a cost sharing agreement dated October 1, 1997 to reimburse a company under common control, Oniva International Services Corp., referred to as "Oniva", for 20% of its overhead expenses, to reimburse 100% of its out of pocket expenses incurred on behalf of the Company and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated by either party giving to the other party one months notice. During the year, a total of $124,146 was charged to operations in relation to the cost sharing agreement referred to above. In 2004, the amount was $86,159. Included in amounts due to related parties is an amount of $138,499 due to Oniva for expenses paid on behalf of the Company. In 2004 the amount was $258,336. The Company is negotiating with Oniva to settle this debt by the issuance of common shares.

A further amount due to related parties of $3,145 is due to a company with common directors in regards to exploration and development expenditures paid for by the related party on behalf of the Company.

The Company has an investment in Bralorne Gold Mines Ltd. consisting of 179,149 common shares and a value of $422,848 and in Levon Resources Ltd. consisting of 141,200 common shares and a value of $4,236. These companies are related by way of common directors and common management.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due to related parties are non-interest bearing, non-secured and due on demand.

The Company entered into an agreement, dated August 23, 2003, to receive accounting and administrative services at a rate of $1,800 per month with Dawn Pacific Management Ltd., a private company owned by an officer of the Company. The agreement was for an initial term of one year and could be renewed at the end of its term or renewal term for further successive annual terms until such time that either party has given notice of termination in writing at least 30 days prior to the end of a term. This agreement was terminated in fiscal 2005.

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

Not Applicable.

Item 8. Financial Information

A. Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Auditors Report.
Balance Sheet for years ended January 31, 2005 and 2004.
Statement of Operations and Deficit for the years ended January 31, 2005, 2004, and 2003.
Statement of Cash flows for the years ended January 31, 2005, 2004, and 2003.
Notes to Financial Statements for the years ended January 31, 2005, 2004, and 2003.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

The common shares of the Company are listed on the TSX Venture Exchange under the symbol "ASM" and quoted in the United States on the pink sheets, under the symbol "ASGMF".

As of January 31, 2005, there were 694 holders of record in the United States holding 27.88% of the Company’s outstanding common shares representing approximately 68.78% of the total shareholders. The Company’s common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common shares.

The following sets forth the high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX Venture Exchange (Canadian Dollars)
Last Five Fiscal Years	High	Low
2005	2.50	1.00
2004	3.00	0.33
2003	1.74	0.32
2002	0.75	0.18
2001	0.63	0.18
2003-2004	High	Low
Fourth Quarter ended January 31, 2004	3.00	1.65
Third Quarter ended October 31, 2003	2.55	0.71
Second Quarter ended July 31, 2003	0.83	0.33
First Quarter ended April 30, 2003	1.00	0.59
2004-2005	High	Low
Fourth Quarter ended January 31, 2005	1.60	1.02
Third Quarter ended October 31, 2004	1.77	1.23
Second Quarter ended July 31, 2004	1.42	1.00
First Quarter ended April 30, 2004	2.50	1.25
Last Six Months	High	Low
June 2005	1.66	1.22
May 2005	1.59	1.13
April 2005	1.60	1.23
March 2005	1.90	1.32
February 2005	1.99	1.02
January 2005	1.47	1.07

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The board of directors determined that Mr. Ernest Calvert is qualified as an Audit Committee Financial Expert. Mr. Ernest Calvert is independent as determined by the NASD listing standards.  Mr. Calvert resigned offective July 15, 2005 and the Company is currently seeking to replace him.

Item 16B. Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the last two fiscal years was Vellmer & Chang, Chartered Accountants (formerly Hoogendoorn Vellmer, Chartered Accountants).

Audit Fees

The aggregate fees billed by Vellmer & Chang for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2005 was $15,200 and January 31, 2004 was $13,200.

The aggregate fees billed by Vellmer & Chang for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2005 was $15,200 and January 31, 2004 was $13,200.

Audit-Related Fees

There were no aggregate fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company's financial statements for the years ended January 31, 2005 and 2004.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended January 31, 2005 was $1,200 and January 31, 2004 was $1,200. The services comprising these fees include the preparation of corporate tax returns.

All Other Fees

Other than referred to above, there were no aggregate fees billed for any other professional services rendered by the Company’s independent auditors for the fiscal year ended January 31, 2005. For the year ended January 31, 2004, the aggregate fees billed, other than referred to above, were $17,700 for a due diligence audit of Cia Minera.

The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2005. The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the audit committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditors Report.                               41
Balance Sheets                                  42
Statements of Operations and Deficit                    43
Statements of Cash Flows                       44
Notes to Financial Statements                        46 thru 63

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit Number  Name

1.1           Memorandum of Avino Silver & Gold Mines Ltd.*
1.2                                   Articles of Avino Silver & Gold Mines Ltd.*
12.1                                 Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.
12.2                                 Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.
13            Certificate under section 906.
___________________________
* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Financial Statements

January 31, 2005, 2004 and 2003

 Vellmer & Chang                                                                    406 - 455 Granville Street
Chartered Accountants                                                                                                                                                                                                   Vancouver, B.C., V6C 1T1
                                                                                                                                                                                                                                              Tel: 604-687-3773
                                                                                                                                                                                                                                              Fax: 604-687-3778

AUDITORS’ REPORT

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years ended January 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended January 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

                            “Vellmer & Chang”
Vancouver, Canada                                      (formerly “Hoogendoorn Vellmer”)
April 29, 2005                                                           Chartered Accountants

COMMENTS BY AUDITORS ON
CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

In the United States of America reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 29, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditors’ report when these are adequately disclosed in the financial statements.

                                “Vellmer & Chang”
Vancouver, Canada                                             (formerly “Hoogendoorn Vellmer”)
April 29, 2005                                     Chartered Accountants

AVINO SILVER & GOLD MINES LTD.
Balance Sheets
As at January 31, 2005 and 2004
(In Canadian Dollars)

	2005		2004
	$		$
ASSETS

Current
Cash and cash equivalents		2,283,535		2,832,457
Accounts receivable		33,138		19,706
Prepaid expenses		22,348		12,282
Due from related parties (Note 9(a))		-		2,884

		2,339,021		2,867,329

Office Furniture and Equipment (Note 3)		2,823		4,033
Mineral Properties Interests (Note 4)		315,501		224,101
Investment in Cia de Minera Mexicana de Avino, S.A. de C.V. (Note 5)		1		1
Investments in Related Companies (Note 6)		427,084		427,084

		3,084,430		3,522,548
LIABILITIES

Current
Accounts payable and accrued liabilities		64,529		45,482
Due to related parties (Note 9(b))		141,644		260,228

		206,173		305,710
SHAREHOLDERS’ EQUITY

Share Capital (Note 7(a))	17,030,084	16,574,340
Contributed Surplus (Note 7(b))	502,973	184,967
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
Deficit	(14,552,931)	(13,440,600)

	2,878,257	3,216,838

	3,084,430	3,522,548

Approved by the Board of Directors:

“Louis Wolfin” Director    “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Statements of Operations and Deficit
Years ended January 31, 2005, 2004 and 2003
(In Canadian Dollars)

	2005		2004		2003
	$		$		$

Operating and Administrative Expenses
Amortization		1,210		711		-
Interest		65		7,798		-
Foreign exchange (gain) loss		(29)		3,786		-
General mineral exploration costs		-		-		4,853
Management fees		60,000		37,500		30,000
Office and miscellaneous		112,591		80,505		43,054
Professional fees		34,993		20,853		12,108
Regulatory and compliance fees		39,463		43,019		16,712
Salaries and benefits		69,310		29,502		7,970
Shareholder and investor relations		42,862		27,846		4,954
Stock-based compensation		81,540		40,770		22,600
Travel and entertainment		64,005		39,156		4,840

Loss from operations		(506,010)		(331,446)		(147,091)

Other income and expenses
Interest income		41,999		8,299		197
Loss on sale of joint venture interest		-		-		(40,097)
Due diligence review of Cia de Minera Mexicana de Avino, S.A. de C.V.		(391,899)		(122,444)		-

Loss before income taxes		(855,910)		(445,591)		(186,991)
Future income tax benefit recognized on the renouncement of qualified exploration expenditures (Note 8)		41,200		-		-

LOSS FOR THE YEAR		(814,710)		(445,591)		(186,991)

DEFICIT, beginning of year:
As previously reported		(13,440,600)		(12,995,009)		(12,808,018)
Adjustment for change in accounting for stock-based compensation (Note 7(d))		(297,621)		-		-

RESTATED DEFICIT, beginning of year		(13,738,221)		(12,995,009)		(12,808,018)

DEFICIT, end of year		(14,552,931)		(13,440,600)		(12,995,009)

BASIC LOSS PER SHARE		(0.08)		(0.06)		(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		10,410,379		7,015,604		5,625,498

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows
Years ended January 31, 2005, 2004 and 2003
(In Canadian Dollars)

	2005		2004		2003
	$		$		$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year		(814,710)		(445,591)		(186,991)
Items not affecting cash:
- Amortization		1,210		711		-
- Stock-based compensation		81,540		40,770		22,600
- Loss on sale of joint venture interest		-		-		346
- Future income tax benefit recognized on the renouncement of qualified exploration expenditures		(41,200)		-		-

		(773,160)		(404,110)		(164,045)
Net change in non-cash working capital items (Note 11)		(120,151)		64,124		(13,310)

		(893,311)		(339,986)		(177,355)

FINANCING ACTIVITIES
Shares issued for cash		435,789		3,187,183		195,000

		435,789		3,187,183		195,000

INVESTING ACTIVITIES
Advances from Bralorne Gold Mines Ltd.		-		-		5,142
Reclamation bond		-		(10,000)		-
Purchase of office equipment		-		(4,744)		-
Mineral properties acquisitions		-		-		(4,000)
Mineral properties exploration expenditures		(91,400)		(20,100)		-

		(91,400)		(34,844)		1,142

(Decrease) increase in cash and cash equivalents		(548,922)		2,812,353		18,787

CASH AND CASH EQUIVALENTS, beginning of year		2,832,457		20,104		1,317

CASH AND CASH EQUIVALENTS, end of year		2,283,535		2,832,457		20,104

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows (Continued)
Years ended January 31, 2005, 2004 and 2003
(In Canadian Dollars)

	2005		2004		2003
	$		$		$

SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Share issuance costs paid by issuance of shares		-		220,225		-
Stock-based compensation		81,540		40,770		22,600
Future income tax benefit recognized on the renouncement of qualified exploration expenditures		41,200		-		-
Mineral properties interests acquired by Issuance of share capital		-		-		200,000

SUPPLEMENTARY DISCLOSURE OF
STATEMENTS OF CASH FLOWS INFORMATION
Interest expense		65		7,798		-
Income taxes		-		-		-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
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

Avino owns 49% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine has been shut down since March 2002, when operations became uneconomical (Note 5).

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)   Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at January 31, 2005, the Company has cash and cash equivalents in the amount of $2,223,535 which are over the federally insured limit (2004 - $2,772,457).

(ii)	Office furniture and equipment

Office furniture and equipment are recorded at cost on acquisition and amortized over their estimated useful lives at a rate of 30% declining balance per annum.

Office furniture and equipment are written down to their net realizable value if it is determined that their carrying values exceed estimated future benefits to the Company.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(iii)	Mineral properties interests

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

(iv)	Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence, but not control, are accounted for by the equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. In those instances where the Company’s share in the investee’s net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses only if it has determined that it has obligations or commitments towards the investee.

Investments in the shares of companies over which Avino does not have control or exercises significant influence are accounted for at cost. They are written down when there is a decline in value that is considered other than temporary.

(v)	Foreign currency translation

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

Revenue and expense items are translated at the average exchange rate for the year.

Foreign exchange gains and losses are included in operations.

(vi)	Financial instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest or credit risk. It is subject to currency risk to the extend that the operations of its Mexican affiliate Cia Minera are conducted in Mexican currency.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(vii)	Use of estimates

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

(viii)	Income taxes

Future income tax assets and liabilities are recorded where the accounting net book values of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

Effective March 19, 2004, the Company has adopted the CICA Emerging Issues Committee Abstract 146 (“EIC-146”) Flow-Through Shares and accordingly recognizes a future income tax liability on the renouncement of qualified exploration expenditures to its flow-through share investors. The Company further recognizes in operations the benefit of previously unrecorded future income tax assets on the effective date of renouncement of flow-through share related qualified exploration expenditures.

(ix)	Stock-based compensation

Effective February 1, 2004 the Company adopted new CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments (“S3870”). Accordingly the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees. The cumulative effect of the non-recognized fair value of stock options granted to employees in the period from February 1, 2003 to January 31, 2004, in the amount of $297,621, has been charged to opening deficit in the 2005 fiscal year without restatement of prior periods (see Note 7(d)).

(x) Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share on the potential exercise of options or warrants is not presented where anti-dilutive.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(xi) Site restoration liability

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as “site restoration costs”, in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at January 31, 2005 (2004 - $nil).

NOTE 3 - OFFICE FURNITURE AND EQUIPMENT

			2005			2004
	Cost		Accumulated Amortization	Net Book Value		Net Book Value
	$		$	$		$

Office furniture and equipment		4,744	1,921		2,823	4,033

NOTE 4 - MINERAL PROPERTIES INTERESTS

Mineral properties interests costs are comprised of the following:

	2005		2004
	$		$
Eagle property (Note 4 (a)):
Acquisition cost, beginning of year		100,000		100,000
Additions		-		-
Acquisition cost, end of year		100,000		100,000
Exploration and development, beginning of year		51		-
Assays		961		51
Travel		2,231		-
Exploration and development, end of year		3,243		51

Total		103,243		100,051

Aumax property (Note 4 (b)):
Acquisition cost, beginning of year		104,000		104,000
Additions		-		-
Acquisition cost, end of year		104,000		104,000
Exploration and development, beginning of year		1,467		-
Assays		2,910
Assessment / taxes		780		192
Geological		11,658		1,275
Exploration and development, end of year		16,815		1,467

Total		120,815		105,467

Balance carry-forward		224,058		205,518

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 4 - MINERAL PROPERTIES INTERESTS (Continued)

	2005		2004
	$		$

Balance carried forward		224,058		205,518

Minto property (Note 4 (c)):
Acquisition cost		129,400		129,400
Exploration and development		238,043		238,043

		367,443		367,443
Less accumulated write-down		(367,442)		(367,442)

Total		1		1

Olympic-Kelvin property (Note 4(d)):
Acquisition cost		93,500		93,500
Exploration and development, beginning of year		286,152		267,570
Assessment / taxes		-		236
Field supply and services		1,025		-
Geological		25,932		2,500
Drilling		45,903		15,846
Exploration and development, end of year		359,012		286,152

		452,512		379,652
Less accumulated write-down		(361,070)		(361,070)

Total		91,442		18,582

Total mineral properties interests		315,501		224,101

(a)	Eagle property

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

(c) Minto property

The Company has a 100% interest in 8 Crown granted mineral claims, 8 reverted Crown granted mineral claims and one located mineral claim, located in the Lillooet Mining Division of British Columbia. The property was written down to a nominal value of $1 in fiscal 2002.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 4 - MINERAL PROPERTIES INTERESTS (Continued)

(d) Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002.

Avino recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

NOTE 5 - INVESTMENT IN CIA DE MINERA MEXICANA DE AVINO, S.A. DE C.V.

	2005		2004
	$		$

Cia de Minera Mexicana de Avino, S.A. de C.V. (”Cia de Minera”)		1		1

Avino owns 49% of the issued common shares of Cia de Minera, a private company incorporated in Mexico. Cia de Minera is involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine in the Province of Durango, Mexico. Cia de Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

During the year ended January 31, 2005 Avino signed an agreement to purchase the remaining 51% of the issued common shares of Cia de Minera by issuing 4,000,000 of its common shares. The proposed acquisition remains subject to shareholder and regulatory approval and will be recorded as a business combination when shareholder and regulatory approval has been obtained.

During the years ended January 31, 2005 and 2004, Avino has incurred due diligence costs on its intended purchase of Cia de Minera as follows:

	2005		2004
	$		$

Geological assessment		128,419		16,261
Professional fees		22,964		26,835
Advances to Cia de Minera on account of its operations		240,516		79,348

		391,899		122,444
The Company did not incur any due diligence costs in 2003.

The Company continues to account for its 49% investment in Cia de Minera using the equity method. For fiscal 2005 and 2004 the Company’s share in Cia de Minera’s net losses exceeded the carrying amount of the Company’s investment. The Company does not have a commitment or obligation towards Cia de Minera. Accordingly, the Company has not recorded its equity interest in the losses of Cia de Minera. If Cia de Minera returns to profitable operations, the Company’s equity share in the net income will first be applied against the Company’s equity interest in previously unrecorded losses of Cia de Minera. As at January 31, 2005 the total cumulative amount of losses of Cia de Minera that the Company has not recorded is approximately $Cdn 779,463.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 5 - INVESTMENT IN CIA DE MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

The summarized balance sheet of Cia de Minera applying Canadian generally accepted accounting principles as at December 31, 2004 is as follows:

ASSETS
	$
Current Assets		141,557
Long Term Investment in Securities		2
Mineral Properties Interests		2
Property, Plant and Equipment		275.555
Incorporation costs		1,707

		418,823

LIABILITIES
Current Liabilities		1,810,389
Due to Shareholder		264,183

		2,074,572

SHAREHOLDERS’ DEFICIENCY
Share Capital		680,400
Contributed Surplus		169,242
Deficit		(2,505,391)

		(1,655,749)

		418,823

There were no material transactions for the one month period of January 2005 requiring disclosure in these financial statements.

As at December 31, 2004 Cia de Minera has a working capital deficit of $Cdn 1,668,832 and is dependent upon the financial support of its shareholders to re-commence its operations, to re-commence exploration for economically recoverable mineral reserves and to re-develop its mining and processing operations. It is not determinable whether Cia de Minera’s shareholders will be able to provide the financial support to continue the financing of Cia de Minera’s operating losses until it has reached self-sustaining operations.

As at December 31, 2004 Cia de Minera is subject to the following contingency:

Cia de Minera leases 4 core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties owing in the amount of approximately $Cdn 3,770,000. Cia de Minera has accrued a $Cdn 807,000 liability and has paid an additional amount of $Cdn 244,000 into trust on account of royalties owing for past mineral production. Cia de Minera holds the position that it has fully provided for the royalty liability in its accounts, and intends to contest the action vigorously. The likely outcome of the claim is not determinable at this time.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 6 - INVESTMENTS IN RELATED COMPANIES

	2005		2004
	$		$
Investments carried at cost:

Bralorne Gold Mines Ltd.		422,848		422,848
Levon Resources Ltd.		4,236		4,236

		427,084		427,084
Bralorne Gold Mines Ltd. (“Bralorne”)

Avino’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $465,787 (2004 - $1,253,974). Bralorne is a public company with common directors.

Levon Resources Ltd. (“Levon”)

Avino’s investment in Levon consists of 141,200 common shares with a quoted market value of $12,708 (2003 - $21,886). Levon is a public company with common directors.

NOTE 7 - SHARE CAPITAL

(a) Authorized:  100,000,000 common shares without par value

Issued:
	2005			2004
	Shares	Amount		Shares	Amount
		$			$

Balance, beginning of year	9,869,775		16,574,340	6,188,525		13,346,387

Shares issued for cash:
- private placements	-		-	3,151,250		3,121,488
- consideration (receivable) received	-		10,549	-		(11,820)
- exercise of stock options	145,000		161,600	319,000		185,020
- consideration received on prior year’s stock options	-		-	-		3,000
- exercise of warrants	507,000		263,640	211,000		109,720

Stock-based compensation on the exercise of stock options (Note 7(b)):	-		61,155	-		40,770

Future income tax liability on issuance of flow-through shares (Note 8):	-		(41,200)	-		-

Share issuance costs:	-		-	-		(220,225)

	652,000		455,744	3,681,250		3,227,953

Balance, end of year	10,521,775		17,030,084	9,869,775		16,574,340

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 7 - SHARE CAPITAL (Continued)

(b) Contributed surplus

	2005		2004
	$		$

Balance, beginning of year		184,969		184,967

Stock-based compensation on stock options granted during the year		81,540		-

Adjustment for change in accounting for stock-based compensation (Note 7(d))		297,621		-

Stock-based compensation on stock options exercised during the year (Note 7(a))		(61,155)		-

Balance, end of year		502,973		184,967

(c) Warrants:
	Underlying Shares	Weighted Average Exercise Price

Warrants outstanding, January 31, 2003	-	-
Granted	3,151,250	$1.23
Exercised	(211,000)	$0.52
Warrants outstanding, January 31, 2004	2,940,250	$1.28
Exercised	(507,000)	$0.52
Warrants outstanding, January 31, 2005	2,433,250	$1.44

The following share purchase warrants were outstanding as at January 31, 2005:

Warrants Outstanding	Expiry Date	Exercise Price
318,000	August 14, 2005	$0.52
2,115,250	December 19, 2005	$1.58

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 7 - SHARE CAPITAL (Continued)

(d) Stock options:
	Underlying Shares	Weighted Average Exercise Price
Stock options outstanding, January 31, 2003	471,000	$0.58
Granted	515,000	$1.20
Exercised	(319,000)	$0.58
Expired	(52,000)	$0.59
Stock options outstanding, January 31, 2004	615,000	$1.01
Exercised	(145,000)	$1.11
Expired	(20,000)	$1.20
Stock options outstanding, January 31, 2005	450,000	$1.09

The following stock options were outstanding as at January 31, 2005:

Stock Options Outstanding	Expiry Date	Exercise Price

80,000	October 23, 2007	$0.58
370,000	October 21, 2008	$1.20

The Company established a stock option plan in fiscal 2005, under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options are fully vestable on the date of grant, except those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

Effective February 1, 2004 the Company adopted the new CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments (“S3870”). Accordingly, the Company recognizes stock-based compensation expense for the estimated fair value of stock options granted to both employees and non-employees. Compensation costs are measured at the fair value at the grant date, and expensed over the expected vesting period. The Company did not grant any stock options in fiscal 2005. Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 7 - SHARE CAPITAL (Continued)

(d) Stock options (continued):

In the third quarter of fiscal 2004, the Company granted 150,000 stock options to non-employee consultants, having a remaining life of 5 years to employees, exercisable at a price of $1.20 per share. Accordingly, the Company recorded in fiscal 2004 consulting expenses totaling $40,770 relating to fair value of these stock options which vested in 2004. The Company recorded in fiscal 2005 consulting expenses totaling $81,540 relating to the fair value of the corresponding stock options which vested in 2005. In the third quarter of fiscal 2004, the Company further granted 365,000 stock options to employees, having a remaining life of 5 years and exercisable at a price of $1.20 per share. Had compensation cost for the stock-based employee compensation been recorded, based upon the fair value of stock options, additional compensation expense for the year ended January 31, 2004 would have been $297,621. The $297,621 cumulative effect of the non-recognized fair value of stock options granted to employees in 2004 has been charged to opening deficit in the 2005 fiscal year without restatement of prior periods.

In the third quarter of fiscal 2003, the Company granted 50,000 stock options to non-employee consultants, having a remaining weighted average life of 5 years and exercisable at a price of $0.58 per share. The Company recorded consulting expense totaling $22,600 on account of these stock options. In the third quarter of fiscal 2003, the Company further granted 396,000 stock options to employees, having a remaining weighted average life of 5 years and exercisable at a price of $0.58 per share. Prior to adopting S3870 as at April 1, 2004, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees. Had compensation cost for the stock-based employee compensation been recorded, based upon the fair value of stock options, additional compensation expense for the year ended January 31, 2003 would have been $179,000. In accordance with the transitional provisions of S3879, the Company did not recognize this compensation expense in its accounts.

The fair value of the options granted to both employees and non-employees in fiscal 2004 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0%, dividend yield of 0%, volatility factor of 52%, and a weighted average life of 5 years. The weighted average grant date fair value of the stock options granted in fiscal 2004 was $0.82. The fair value of the options granted to both employees and non-employees in 2003 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0%, dividend yield of 0%, volatility factor of 65%, and a weighted average life of 5 years. The weighted average grant date fair value of the stock options granted in fiscal 2003 was $0.45.

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

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)
NOTE 7 - SHARE CAPITAL (Continued)

(e) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at January 31, 2005, the Company has a commitment to incur a further $258,378 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) pursuant to the terms of exercise of flow-through share purchase warrants of which $57,200 are to be incurred by December 31, 2005 and $201,178 by March 31, 2006.

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

The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2005		2004		2003
Statutory rate		36%		39%		40%
	$		$		$

Income taxes recovered at the Canadian statutory rate		293,000		170,000		66,000

Less permanent differences:
Stock-based compensation		(29,400)		-		-

Benefit of tax losses not recognized in year - valuation allowance		(263,600)		(170,000)		(66,000)

Benefit of future income tax asset recognized on renouncement of flow-through share related qualifying exploration expenditures		41,200		-		-
Income tax recovery (expense) recognized in the year		41,200		-		-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 8 - INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2005		2004
	$		$

Operating loss carry forwards, expiring 2006 - 2012		1,145,000		1,152,000

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of mineral properties		604,000		715,000

Undeducted capital cost allowance		73,500		79,500

Deferred tax assets		1,822,500		1,946,500

Less: valuation allowance		(1,822,500)		(1,946,500)

Net deferred tax assets		-		-

Effective March 19, 2004, the Company has adopted the CICA Emerging Issues Committee Abstract 146 (“EIC-146”) Flow-Through Shares in accounting for the future tax liability related to the renouncement of qualified exploration expenditures to investors of the Company’s flow-through share issuances. Accordingly, in 2005, the Company recognized a future tax liability on the date that the qualified exploration expenditures were effectively renounced in the amount of $41,200 and reduced its share capital correspondingly (see Note 7 (a)).

Further in 2004, in accordance with EIC-146, the Company recognized in operations the benefit of previously unrecorded future income tax assets on the renouncement of flow-through share related qualified exploration expenditures in the amount of $41,200.

The EIC146 has been applied to flow-through shares issued subsequent to March 19, 2004.

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a) Due from related parties comprises the following accounts receivable:

	2005		2004
	$		$

Gray Rock Resources Ltd.		-		2,884
		-		2,884

The amount due from the related party was non-interest bearing, non-secured and due on demand. Gray Rock Resources Ltd. is a company with a common director.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

(b)	Due to related parties comprise the following accounts payable:

	2005		2004
	$		$

Bralorne		3,145		1,000
Frobisher Securities Ltd. - company controlled by a director		-		892
Oniva International Services Corporation (“Oniva”)		138,499		258,336

		141,644		260,228

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(c)	Oniva provides the Company with certain office and administrative services. Oniva is a private company controlled by two Directors of the Company.

The Company paid or accrued the following amounts for administrative services and expenses to Oniva:

	2005		2004		2003
	$		$		$

Salaries and benefits		59,884		29,298		7,869
Office and miscellaneous		64,262		57,517		21,486

		124,146		86,159		29,355

(d)	The Company paid or accrued the following amounts for management and consulting to related companies, as follows:

	2005		2004		2003
	$		$		$

Intermark Capital Corp. - company controlled by a director		60,000		30,000		-
Frobisher Securities Ltd.		-		7,500		32,581
Wear Wolfin Design Ltd. - company controlled by a director of a related company		12,500		-		-

		72,500		37,500		32,581

All related party transactions are recorded at the value agreed upon by the Company and the related party.

NOTE 10 - SEGMENTED INFORMATION

Substantially all of the Company’s operations are in one industry, the exploration of precious metals. All mineral property interests held directly by the Company are located in Canada.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 11 - NET CHANGE IN NON-CASH CURRENT ASSETS AND LIABILITIES

	2005		2004		2003
	$		$		$

Accounts receivable and prepaid expenses		(23,498)		(28,948)		(476)
Due from related parties		2,884		157,432		(477)
Accounts payable and accrued liabilities		19,047		29,555		(44,688)
Due to related parties		(118,584)		(93,915)		32,331

		(120,151)		64,124		(13,310)

NOTE 12 - SUBSEQUENT EVENTS

Subsequent to the fiscal year end the following events occurred:

(i)	The Company issued 572,500 stock options with an exercise price of $1.35 per share and an expiry date of April 5, 2010.

(ii)	The Company issued 176,380 common shares for total proceeds of $261,106 pursuant to the exercise of warrants.

(iii)
The Company has submitted an offer on the purchase of mining assets in the Yukon Territory, Canada and paid $100,000 as a deposit relating thereto, pursuant to a request for tender. The mining assets include mineral claims, mining leases, Crown grants, mining equipment, buildings and infrastructure, surface leases and parcels of land. The offer is firm and irrevocable until June 15, 2004, at which time the vendor will select a preferred purchaser and return the $100,000 deposit to the non-selected purchasers. The final purchase is subject to due diligence review and negotiations of subsidiary agreements by the preferred purchaser.

NOTE 13 - COMPARATIVE FIGURES

Certain fiscal 2003 and 2004 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The material differences between Canadian and U.S. GAAP and their effect on the Company’s consolidated financial statements are summarized as follows:

	2005		2004		2003
Consolidated statements of operations	$		$		$

Loss for year under Canadian GAAP		(814,710)		(445,591)		(186,991)
Future income tax benefit on renouncement of qualified Canadian exploration expenditures (ii)		(41,200)		-		-
Exploration and other expenses (iii)		(91,400)		(20,100)		(204,000)

Net loss for the year under U.S. GAAP (iv)		(947,310)		(465,691)		(390,991)

Comprehensive income (loss) items:
Unrealized gain (loss) on investments (i)		(797,365)		543,771		477,058

Net comprehensive income (loss) items		(1,744,675)		78,080		(86,067)

Income (loss) per share under U.S. GAAP (iv)		(0.09)		(0.07)		(0.07)

	2005		2004
Consolidated balance sheets	$		$

Total assets under Canadian GAAP		3,084,430		3,522,548

Deferred exploration expenditures (iii)		(315,501)		(224,101)
Investments (i)		51,411		848,776

Total assets under US GAAP		2,820,340		4,147,223

Total equity under Canadian GAAP		2,878,257		3,216,838

Deferred exploration expenditures (iii)		(315,501)		(224,101)
Investments (i)		51,411		848,776

Total equity under US GAAP		2,614,167		3,841,513

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2005		2004		2003
Statements of cash flows	$		$		$

Cash flows used in operating activities under Canadian GAAP		(893,311)		(339,986)		(177,355)

Mineral properties expenditures (iii)		(91,400)		(20,100)		(4,000)

Cash flows used in operating activities under US GAAP		(984,711)		(360,086)		(181,355)

Cash flows (used in) from investing activities under Canadian GAAP		(91,400)		(34,844)		1,142

Mineral properties expenditures (iii)		91,400		20,100		4,000

Cash flows (used in) from investing activities under US GAAP		-		(14,744)		5,142

(i)	Investments

U.S. GAAP requires investments held for sale to be recorded at market. Canadian GAAP requires such investments to be recorded at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base.

(ii)	Flow-through shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces qualifying exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these qualifying exploration expenditures at the amount that the carrying value of the flow-through shares exceeds their tax basis. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

Under Canadian GAAP, unexpended flow-through funds are not classified as restricted. Under U.S. GAAP, however, unexpended flow-through funds are considered to be restricted and not part of cash and cash equivalents. As at January 31, 2005, the Company had $258,378 of restricted, unexpended flow-through funds (2004 - $242,100).

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005, 2004 and 2003
(In Canadian Dollars)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(iii)	Mineral properties interests

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

Dated: July 21, 2005                 AVINO SILVER & GOLD MINES LTD.

                                                         By:  /s/ David Wolfin
                                                                                                                                                         David Wolfin, President
                                                                                 (Chief Executive Officer)