Form 20-F
period 2001-01-31
AVINO SILVER & GOLD MINES LTD
filed 2005-08-12
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F
_________________________

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2001

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
______________________________________

Common Shares, no par value
(Title of Class)
______________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding Common Shares as of January 31, 2001 was 4,577,686

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

prefeasibility study and Each means a comprehensive study of the viability of a mineral project that has preliminary feasibility study
advanced to a stage where mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

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

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended January 31, 2001, 2000, 1999, 1998, and 1997, is derived from the audited financial statements of the Company. The audited financial statements and notes for each of the years in the three year period ended January 31, 2001, 2000 and 1999 are included in this Annual Report. The selected historical financial information for the years ended January 31, 1998 and 1997, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP". The financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial statements in Note 13 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, which is referred to as "U.S. GAAP", which differ, among other things, in respect to the recording of the foreign exchange (gains) and losses, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

Canadian GAAP	Year Ended January 31,
	2001	2000	1999	1998	1997
Summary of Operations:
Interest and miscellaneous Income	$643	$2,567	$3,563	$2,824	$27,877
Expenses General and administrative	341,778	474,152	562,953	534,250	491,922
Write-down of mining Properties	-	-	1,000,000	-	-
Equity in (loss) income of Mexican Affiliate	(770,296)	(199,954)	(244,806)	(92,627)	(199,666)
Capital Tax	-	12,260	6,979	$-	-
Write-down of investment	7,060	-	296,000	-	-
Net Income (loss) for year	(1,118,491)	(683,799)	(2,107,175)	(438,799)	(663,711)
Income (loss) per share	(0.24)	(0.15)	(0.11)	(0.19)	(0.19)

	As at January 31,
	2001	2000	1999	1998	1997
Balance Sheet Data:
Total assets	5,026,775	5,807,362	6,367,962	8,411,757	7,597,613
Cash and term deposits	6,267	5,600	134,724	156,908	23,218
Note ("Debenture") payable	1,415,960	1,365,175	1,339,744	1,471,000	1,347,000
Total liabilities	1,865,914	1,528,010	1,439,081	1,757,500	1,902,202
Shareholders' equity	3,160,861	4,279,352	4,928,881	6,654,257	5,695,411

Number of Shares Issued	4,577,686	4,577,686	4,519,635	4,339,027	3,580,727

United States GAAP:	Year Ended January 31,
	2001	2000	1999	1998	1997
Summary of Operations:
Net Income (loss) per Canadian GAAP	$(1,118,491)	$(683,799)	(2,107,175)	(438,799)	(663,711)
Adjustments	(7,383)	169,244	82,674	(90,800)	-
Net Income (loss) per US GAAP	(1,125,874)	(514,555)	(2,024,501)	(529,599)	(663,711)
Adjustments	(255,093)	(6,530)	285,000	(126,000)	(159,000)
Net comprehensive income (loss)	(1,380,967)	(521,085)	(1,739,501)	(655,599)	(822,711)
Net Income (loss) per share per US GAAP	(0.25)	(0.11)	(0.45)	(0.12)	(0.19)

	As at January 31,
	2001	2000	1999	1998	1997
Balance Sheet Data:
Total assets under Canadian GAAP	5,026,775	5,807,362	6,367,962	8,411,757	7,597,613
Adjustments	(1,024,938)	(762,462)	(819,723)	(1,098,148)	(881,348)
Total assets under US GAAP	4,001,837	5,044,900	5,548,239	7,313,609	6,716,265

Total equity under Canadian GAAP	3,160,861	4,279,352	4,928,881	6,654,257	5,695,411
Adjustments	(1,024,938)	(762,462)	(913,095)	(1,098,148)	(881,348)
Total equity under US GAAP	2,135,923	3,516,890	4,015,786	5,556,109	4,814,063

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
1997	1.3625	1.3474	1.3820	1.3310
1998	1.3926	1.4562	1.4637	1.3430
1999	1.4897	1.5095	1.5770	1.4075
2000	1.4803	1.4517	1.5286	1.4350
2001	1.4899	1.4995	1.5600	1.4417

The following table sets forth the high and low exchange rate for the past six months. As of August 9, 2005, the exchange rate was CN$1.2140 for each US$1.

Month	High	Low
February 2005	1.2562	1.2294
March 2005	1.2463	1.2017
April 2005	1.2568	1.2146
May 2005	1.2703	1.2373
June 2005	1.2578	1.2256
July 2005	1.2437	1.2048

B.	Capitalization and Indebtedness

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

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2001, we had a net loss of $1,118,491 and an accumulated deficit on January 31, 2001 of $9,517,436. The Company has not generated revenues from operations since 1998 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2001 fiscal year, the Company's common share price fluctuated between a low of $0.18 and a high of $3.05. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

We are a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in Canada, specifically British Columbia and the Yukon Territory, and in Mexico. Since fiscal 2000 we made aggregate principal capital expenditures of $370,239 on the properties in Canada. These capital expenditures consist of $103,243 which was spent on the Eagle property, $120,815 on the Aumax property, $91,713 on the Olympic-Kelvin property, and $54,468 on the Bralorne property. The Avino Mine in Mexico is owned by Cia Minera of which the Company owns 49% of the issued and outstanding securities and is accounted for using the equity method in the financial statements. Since the suspension of operations at the Avino Mine, $319,864 has been spent on the care and maintenance of the mine. The principal executive office of the Company is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

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

Eagle Property

Ownership. The Eagle property is wholly owned by the Company and was acquired in December 2002 when it acquired its 100% interest in 14 quartz leases by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000.

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

Aumax Property

Ownership. The Aumax Property is wholly owned by the Company and was acquired in August 2003 when it acquired a 100% interest in six unpatented mineral claims by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

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

History. Drilling began on the Olympic-Kelvin property in January 2001, following up on work completed in 1988 that outlined two prospective areas for gold and silver, the Margarita Zone and the Enigma Zone.

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

Drilling in January of 2001 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole. Further trenching and drilling to evaluate targets to the south are planned for the spring and summer of 2005.

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

History. During November 2001, the Company decided to shut down its operations at Cia Minera due to depressed silver prices. Recently the price of silver has increased to make the mining of silver more feasible. As a result, pursuant to the Company’s announcement made March 23, 2004, the Company entered into an agreement to purchase the remaining 51% equity interest in Cia Minera by the issuance of a total of four million shares of the Company to the vendors. None of the vendors acted jointly or in concert or as a group, and there will be no change in the effective control of the Company as a result of this transaction. The agreement is subject to the completion of the Company’s due diligence review, which included an audit and the preparation of an independent technical report. The Avino Mine operated from1974 to 2001, producing about 497 tons of silver, three tons of gold, and 11,000 tons of copper until the suspension of mining operations in November 2001. Since that time, the mine plant and equipment have been on care and maintenance and the Company has spent $319,864 on the care and maintenance of the mine.

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

Bralorne Mine Property

On November 26, 1991, the Company acquired a 100% interest in a property consisting of 154 crown granted mineral claims, five reverted Crown granted claims, four located mineral claims and two placer leases. These interests are collectively referred to as the "Bralorne Property". Pursuant to an option and joint venture agreement with Bralorne-Pioneer Gold Mines Ltd., referred to as "Bralorne", dated July 21, 1993 and amended on July 12, 1994, referred to as the "JV Agreement", Bralorne acquired the right to acquire a 50% interest in the Bralorne Property. We then entered into a further agreement with Bralorne dated July 21, 1995 under which the original JV Agreement was amended. Under the terms of the amended agreement, Bralorne acquired its 50% interest in the Bralorne Property. The Bralorne Property was then operated as a joint venture between the Company and Bralorne.

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

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2001, 2002 and 2001 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Fiscal year ended January 31, 2001 compared to fiscal year ended January 31, 2000

The Company reported a net loss of $1,118,491 or $0.24 per share, for the year ended January 31, 2001, compared to a net loss of $683,799 for the corresponding period in 2000. The Company had no operating revenues, but recognized interest income for the period of $643. During the year, the company realized an equity loss in Cia Minera of $770,296, compared to $199,954 in 2000. Taking this into consideration the expenses for 2001 were $341,778 compared to $474,152 in 2000. The significant increase in expenses from 2000 was in foreign exchange of $44,783 compared to 2000 of $19,209. Auditing and accounting expenses have been reduced in the year by approximately $15,000. In 1999 the Company changed auditing firms to a smaller, less expensive firm. The figure in 2000 for auditing includes a late accrual from the previous auditor of approximately $10,000.

Finance reduced by $108,534 in the year. This is due to the previous year being the final year of amortization of deferred debenture issue costs. The current year expense of $101,636 comprises solely interest paid and accrued on the debentures payable.

During the year, the Company received 1,591,392 shares of Bralorne-Pioneer Gold Mines Ltd., a company with common directors in settlement of $397,848 debt, reducing the related party receivables and increasing the Investments.

Due to related parties of $318,358, an increase of $276,099 from 2000, includes a payable to the President of the Company, Louis Wolfin, for a cash loan of $105,000 to the Company during the year. The loan was used to pay the Company’s portion of the interest due on the debentures on October 25, 2000.

Fiscal year ended January 31, 2000 compared to the fiscal year ended January 31, 1999

The Company reported a net loss for the fiscal year ended January 31, 2000 of $683,799 or $0.15 per share compared to $2,107,175 or $0.48 for the fiscal year ended January 31, 1999. The Company has no revenues but recorded interest income of $2,567 in 2000 compared to $3,563 in fiscal 1999. There were no write-offs or write-downs in 2000 whereas in 1999 there was a write-down of a mineral property interest of $1,000,000 and a write-down of investments of $296,000. During 2000, the Company realized an equity loss in Cia Minera of $199,954, compared to $244,806 in 1999.

Administrative expense decreased form $562,953 for fiscal 1999 to $474,152 in fiscal 2000. The only significant expense increase was finance costs which increased by $22,662. Other expenses such as accounting and audit, legal, office and miscellaneous, salaries and benefits, shareholder and investor relations and travel and entertainment all experienced decreases from 1999 to 2000 of $14,930, $40,583, $22,812, $7,906, $15,557 and $7,953 respectively.

Amounts due from related parties decreased from $263,648 in 1999 to $1,320 in 2000. This was due to Bralorne-Pioneer Gold Mines Ltd. settling their debt of $397,848 to the Company by issuing 1,591,392 of its shares to the Company.

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

B. Liquidity and Capital Resources

At this time, the Company has no operating revenues and does not anticipate having any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. At January 31, 2001 the Company had a working capital deficit of $431,750. The Company will need to refinance in order to carry on operations.

Our financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. Canadian GAAP also requires that investments available for sale be recorded at the lower of cost and market with long-term investments in marketable securities being written down to market when impairment is considered other than temporary, in which case the written down value becomes the new cost base. US GAAP requires investments available for sale to be recorded at market and unrealized holding gains or losses to be charged to comprehensive income or loss. See. Note 13 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

C. Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is inapplicable.

D. Trend Information

As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As at January 31, 2001, the Company had the following contractual obligations:

	Total	< 1 year	1-3 years	3-5 years	More than 5 years
Debentures Principle	1,415,960	1,415,960	-	-	-
Consulting Agreement	17,500	17,500	-	-	-
Total	1,425,344	1,425,344

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at January 31, 2001. The directors were re-elected by the Company’s shareholders on July 19, 2001 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Michael Baybak Director	Business Consultant	June 1990
Ernest Calvert Director/Vice President

Director of four other public companies (Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., Levon Resources Ltd., and Berkley Resources Inc.)
June 1990
William Glasier Director

Director of four other public companies (President of Mill Bay Ventures Inc., Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., and Levon Resources Ltd.)

August 1990
William Kocken Director	Director of two other public companies (President of Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., and Coral Gold Resources Ltd., formerly Coral Gold Corp.)	September 1997
David Wolfin (1) Director	Director of three other public companies (Bralorne Gold Mine Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp. and Gray Rock Resources Ltd.).	October 1995
Louis Wolfin Director/President

Director of five other public companies (Bralorne Gold Mine Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Berkley Resources Inc., Coral Gold Resources Ltd., formerly Coral Gold Corp., Levon Resources Ltd. and Mill Bay Ventures Inc.)
August 1969
George Scott Director	Lawyer Director of Levon Resources Ltd.	June 1990
Andrea Regnier Secretary	Director and/or officer of several public companies.	July 1995
(1) Mr. David Wolfin is the son of Mr. Louis Wolfin.

B. Compensation

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year ended January 31, 2001, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to directors and executive officers of the Company and are outstanding to purchase an aggregate of 392,500 shares of the Company as at January 31, 2001. See "Options to Purchase Securities of the Company".

The following table sets forth details of the compensation paid during the Company's fiscal year ended January 31, 2001 to senior management:

Name/ Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			All Other Compensation $
					Awards		Payouts
		Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/ SARs Granted (#)	Restricted Shares/ or Restricted Share Units $	LTIP Payouts $

Louis Wolfin Former President (CEO)	2001 2000 1999	30,000 30,000 30,000	- - -	- - -	150,000 150,000 150,000	- - -	- - -	- - -
Notes:  (1) Year ended January 31.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company entered into an Agreement with Frobisher Securities Inc. (“Frobisher”) dated for reference July 18, 1996 pursuant to which the Company has agreed to pay Frobisher, for the provision of financial and investment services, $2,500 per month for a term of five (5) years. Frobisher is a non-reporting British Columbia company controlled by Louis Wolfin a Director, and the President of the Company. The Agreement provides, inter alia, that, in the event that there is a change of control of the Issuer and Louis Wolfin resigns or is removed as a Director of the Company, the total amount which remains to be paid to Frobisher under the Agreement shall be accelerated and forthwith shall become due and payable to Frobisher, together with interest at the rate of 12% per annum from the date of such resignation or removal, until actual payment.

C. Board Practices

The board of directors is comprised of seven directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 19, 2001, the shareholders elected Messrs. Baybak, Calvert, Glasier, Kocken, Scott, Wolfin and Wolfin as directors.

The board has considered the relationship of each director to the Company and considers three of the seven directors to be "unrelated" (Messrs. Baybak, Scott and Kocken). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Ernest Calvert, Louis Wolfin, David Wolfin and William Glasier are on the Board of Bralorne, a company with which the Company has a joint venture.

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

The audit committee consists of three directors (Messrs. William Glasier, David Wolfin and Ernest Calvert) none of whom are unrelated and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

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

D. Employees

The Company did not have any employees at January 31, 2001.

E.  Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of January 31, 2001. No person owned more than 10% of the outstanding common shares.

Name of Beneficial Owner	Number of Shares	Percent
Michael Baybak	-	-
Ernest Calvert	21,700	*
William Glasier	12,500	*
William Kocken	-	-
George Scott	4,100	*
David Wolfin	-	-
Louis Wolfin	322,746	7.05
Andrea Regnier	-	-
*Less than one percent

Options to Purchase Securities of the Company
Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Executive
Officers/Directors
David Wolfin	50,000	$0.60	February 3, 1998	February 3, 2003
Ernest Calvert	25,000	$0.60	February 3, 1998	February 3, 2003
William Glasier	25,000	$0.60	February 3, 1998	February 3, 2003
William Kocken	25,000	$0.60	February 3, 1998	February 3, 2003
Michael Baybak	25,000	$0.60	February 3, 1998	February 3, 2003
Andrea Regnier	20,000	$0.60	February 3, 1998	February 3, 2003
George Scott	25,000	$0.60	February 3, 1998	February 3, 2003
Louis Wolfin	150,000	$0.60	February 3, 1998	February 3, 2003

Other Insiders

Nil

As at January 31, 2001, there was an aggregate of 392,500 options outstanding and no options were granted in the year ended January 31, 2001.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of January 31, 2001, the Company knew of no person, other than Louis Wolfin, who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities. The following table sets forth the total shares owned by the officers and directors as a group as of January 31, 2001:

Name	Number of Shares of Common Stock Owned	Percent of Class
All Officers and Directors as a Group (8 persons)	361,046	7.89%

B. Related Party Transactions

Consulting fees of $34,074 were paid to Frobisher Securities Ltd., a private company owned by a director of the Company in 2001. In 2000, $30,577 was paid to the same private company.

The Company entered into a cost sharing agreement dated October 1, 1997 to reimburse a company under common control, Oniva International Services Corp., referred to as "Oniva", for 20% of its overhead expenses, to reimburse 100% of its out of pocket expenses incurred on behalf of the Company and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated by either party giving to the other party one months notice. During the year, a total of $64,280 was charged to operations in relation to the cost sharing agreement referred to above. In 2000, the amount was $75,302. Included in the accounts payable is an amount of $87,789 due to Oniva for expenses paid on behalf of the Company. In 2000 the amount was $424. The Company is negotiating with Oniva to settle this debt by the issuance of common shares. The Company reimbursed Oniva $41,194 during the year for its share of joint venture costs.

Under the terms of an option agreement, the Company received reimbursement of $22,471 in 2001, compared to $36,168 in 2000, from Coral Gold Corporation, a company with common management and common directors, in regards to the Bralorne and Loco property and the Avino/Bralorne-Pioneer joint venture.

The amount of $397,848 due from Bralorne-Pioneer at January 31, 2000 was settled in the 2001 fiscal year by the issuance of 1,591,392 shares of Bralorne-Pioneer to the Company.

Amounts due to related parties in 2001 consists of $71,058 to Frobisher Securities Ltd., which amount was $34,885 in 2000; $87,789 to Oniva, which amount was $424 in 2000: $54,511 to Bralorne-Pioneer Gold Mines Ltd., as opposed to nil in 2000; and $105,000 to the president of the Company, as opposed to nil in 2000.

Amounts due from related parties consist of $737 from Coral Gold Corporation and $1,320 from Levon Resources Ltd. compared to nil and $1,320, respectively, in 2000.

As at the end of fiscal 2001, the Company held a 50% joint venture interest in 154 Crown granted mineral claims, five reverted Crown granted mineral claims, four located mineral claims and two placer leases with Bralorne, a public company with common directors. The Company and Bralorne granted Coral Gold Corporation, referred to as "Coral", a public company with common directors, an option to acquire an undivided 25% interest in the joint venture. In order to earn its interest, Coral is required to make further payments of $1,050,000 by October 17, 2004. In addition, Coral assumed a contingent liability of $700,000, being 50% of the Company’s share of debentures payable and must contribute 50% of the Company’s share of future costs in the joint venture.

As at the end of fiscal 2001, the Company held 1,791,392 common shares of Bralorne at a carrying amount of $422,848 (2000: 200,000 shares held at a carrying amount of $22,000) and 141,200 common shares of Levon Resources Ltd., a public company with common directors, at a recorded cost of $7,060 (2000: $14,120).

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

Not Applicable.

Item 8. Financial Information

A. Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Auditors Report.
Balance Sheet for years ended January 31, 2001 and 2002.
Statement of Operations and Deficit for the years ended January 31, 2001, 2002, and 2001.
Statement of Cash flows for the years ended January 31, 2001, 2002, and 2001.
Notes to Financial Statements for the years ended January 31, 2001, 2002, and 2001.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

The common shares of the Company are listed on the TSX Venture Exchange under the symbol "ASM" and quoted in the United States on the pink sheets, under the symbol "ASGMF".

The Company was unable to ascertain the breakdown of holders of record in the United States as at January 31, 2001. As at January 31, 2005, there were 694 holders of record in the United States holding 27.88% of the Company’s outstanding common shares representing approximately 68.78% of the total shareholders. The Company’s common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common shares.

The following sets forth the high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX Venture Exchange (Canadian Dollars)
Last Five Fiscal Years	High	Low
2001	0.65	0.18
2000	0.93	0.35
1999	0.93	0.35
1998	3.05	0.50
1997	3.44	1.70
2001-2000	High	Low
Fourth Quarter ended January 31, 2001	0.38	0.18
Third Quarter ended October 31, 2000	0.44	0.22
Second Quarter ended July 31, 2000	0.63	0.31
First Quarter ended April 30, 2000	0.65	0.36
2000-1999	High	Low
Fourth Quarter ended January 31, 2000	0.70	0.39
Third Quarter ended October 31, 1999	0.93	0.35
Second Quarter ended July 31, 1999	0.62	0.36
First Quarter ended April 30, 1999	0.82	0.50
Last Six Months	High	Low
July 2005	1.44	1.15
June 2005	1.66	1.22
May 2005	1.59	1.13
April 2005	1.60	1.23
March 2005	1.90	1.32
February 2005	1.99	1.02

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

Item 16C. Principal Accountant Fees and Services

The independent auditor for the last two fiscal years was Vellmer & Chang, Chartered Accountants (formerly Hoogendoorn Vellmer, formerly Hoogendoorn & Company, formerly Matthew Hoogendoorn).

Audit Fees

The aggregate fees billed by Vellmer & Chang for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2001 was $13,000 and January 31, 2000 was $12,000.

Audit-Related Fees

There were no aggregate fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company's financial statements for the years ended January 31, 2001 and 2000.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended January 31, 2001 was $1,325 and January 31, 2000 was $1,200. The services comprising these fees include the preparation of corporate tax returns.

All Other Fees

Other than referred to above, there were no aggregate fees billed for any other professional services rendered by the Company’s independent auditors for the fiscal year ended January 31, 2001 and 2000.

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

Dated: August 12, 2005        AVINO SILVER & GOLD MINES LTD.

By: /s/ David Wolfin
                                                                                                      David Wolfin, President
                                                                                                      (Chief Executive Officer)

Avino Silver & Gold Mines Ltd.

Consolidated Financial Statements
January 31, 2001, 2000 and 1999

Auditor’s Report

To the Shareholders of
Avino Silver & Gold Mines Ltd.

I have audited the consolidated balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

The audited consolidated financial statements for the year ended January 31, 1999 were examined by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 23, 1999.

Coquitlam, B.C.
May 22, 2001
“Matthew Hoogendoorn”
Chartered Accountant

Comments by Auditor for U.S. readers on Canada-U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. My report to the shareholders dated May 22, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Coquitlam, B.C.
May 22, 2001
“Matthew Hoogendoorn”
Chartered Accountant

Avino Silver & Gold Mines Ltd.
Consolidated Balance Sheets
January 31, 2001 and 2000

	2001		2000
	$		$
Assets
Current Assets
Cash		6,267		5,600
Accounts receivable and prepaid expenses		9,880		6,172
Due from related parties (Note 9(e))		2,057		1,320
		18,204		13,092
Mineral property interests (Notes 1, 3)		3,236,838		3,210,166
Due from related party (Note 9(f))		-		397,848
Investments (Note 4)		1,689,347		2,068,855
Other assets (Note 5)		82,386		117,401
		5,026,775		5,807,362
Liabilities
Current liabilities
Accounts payable and accrued liabilities		131,596		120,576
Due to related parties (Note 9(d))		318,358		42,259
		449,954		162,835
Debentures payable (Note 6)		1,415,960		1,365,175
		1,865,914		1,528,010
Shareholders’ Equity
Share capital (Note 7(a))		12,595,199		12,595,199
Contributed surplus (Note 7(b))		184,967		184,967
Deficit		(9,517,436)		(8,398,945)
		3,262,730		4,381,221
Deduct: 14,180 shares held for future disposition - at cost		(101,869)		(101,869)
		3,160,861		4,279,352
		5,026,775		5,807,362

Approved by the Board of Directors
Signed:
"Louis Wolfin"  Director  "Ernest Calvert" Director

Avino Silver & Gold Mines Ltd.
Consolidated Statements of Operations and Deficit
Years ended January 31, 2001, 2000 and 1999

	2001		2000		1999
	$		$		$
Revenue
Interest and other		643		2,567		3,563

Expenses
Accounting and audit		15,725		31,204		46,134
Amortization of deferred financing charges		41,139		56,264		56,264
Finance		101,636		210,170		187,508
Foreign exchange loss		44,783		19,209		17,894
Legal		9,840		14,159		54,742
Office and miscellaneous		60,977		62,299		85,111
Regulatory and compliance fees		11,516		15,225		18,262
Salaries and benefits		29,326		38,416		46,322
Shareholder and investor relations		22,811		23,271		38,828
Travel and entertainment		3,998		3,935		11,888

		341,778		474,152		562,953

Loss before the following:		(341,135)		(471,585)		(559,390)

Equity in loss of affiliate		(770,296)		(199,954)		(244,806)

Capital tax		-		(12,260)		(6,979)

Write-down of mineral property interest		-		-		(1,000,000)

Write-down of investment		(7,060)		-		(296,000)

Loss for the year		(1,118,491)		(683,799)		(2,107,175)

Deficit-beginning of the year		(8,398,945)		(7,715,146)		(5,607,971)

Deficit-end of year		(9,517,436)		(8,398,945)		(7,715,146)

Basic and diluted loss per share		(0.24)		(0.15)		(0.48)

Weighted average number of shares		4,577,686		4,568,010		4,426,459

Avino Silver & Gold Mines Ltd.
Consolidated Statements of Cash Flows
Years ended January 31, 2001, 2000 and 1999

	2001		2000		1999
	$		$		$
Cash provided by (used in):

Operating activities
Loss for the year		(1,118,491)		(683,799)		(2,107,175)
Items not affecting cash
Equity in loss of affiliate		770,296		199,954		244,806
Amortization of deferred financing charges		41,139		56,264		56,264
Finance expense		101,636		210,170		187,508
Interest expense on debentures payable		(101,636)		(98,616)		(86,178)
Foreign exchange loss		44,661		19,209		17,894
Write-down of mineral property interest		-		-		1,000,000
Write-down of investment		7,060		-		296,000

		(255,335)		(296,818)		(390,881)
Net change in non-cash working capital items Note 12		282,674		317,038		(137,583)

		27,339		20,220		(528,464)
Financing activities
Proceeds from issuance of share capital		-		-		74,060
Debentures retired in year		-		(12,325)

-				(12,325)		74,060
Investing activities
Mineral property interests		(26,672)		(28,585)		(67,780)
Mineral property option payments received		-		200,000		500,000
Increase in non-current related party receivables		-		(380,713)		-
Insurance proceeds on fire loss		-		74,458		-
Other assets		-		(2,179)		-

		(26,672)		(137,019)		432,220

Increase (decrease) in cash		667		(129,124)		(22,184)

Cash-beginning of year		5,600		134,724		156,908

Cash-end of year		6,267		5,600		134,724

Supplementary disclosure of non-cash financing and investment activities
Marketable securities acquired in settlement of related party receivable		397,848		-		-

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

1 Nature of operations

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties.

The underlying carrying value of the mineral property interests and related deferred exploration and development expenditures is dependent upon the existence of economically recoverable reserves, the ability of Avino to obtain necessary financing to complete the exploration and development, and the attainment of future profitable production.

Avino’s ability to meet its obligations as they fall due is dependent on cash flow from operations and the securing of additional financing from time to time. At January 31, 2001, Avino has a working capital deficiency of $431,750 and has obligations as described in Note 6 with respect to debentures payable. These consolidated financial statements have been prepared on a going concern basis, which assumes Avino will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Accordingly, Avino does not give effect to the adjustments, if any, that would be necessary should it be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.

2 Summary of significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences between Canadian and United States generally accepted accounting principles are disclosed in note 13. All amounts shown in these consolidated financial statements are in Canadian dollars unless otherwise stated.

Joint venture

Avino’s interest in the joint venture with Bralorne-Pioneer Gold Mines Ltd. (“Bralorne-Pioneer”) is accounted for by the proportionate consolidation method. Accordingly, the accompanying consolidated financial statements include Avino’s proportionate share of the assets, liabilities, expenses and cash flows relating to the joint venture.

Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence are accounted for using the equity method. Investments in the shares of other companies are accounted for at cost. Investments are written down when there is a decline in value that is other than temporary.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

Foreign currency translation

Avino considers its Mexican affiliate to be a self-sustaining entity in what is currently a highly inflationary environment and therefore applies the temporal rate method of foreign currency translation. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet dates. Non-monetary assets and liabilities are translated using their historical exchange rates. Revenues and expenses are translated at the average exchange rates for the year. Depreciation and amortization are translated at the same exchange rates as the assets to which they relate.

Foreign exchange gains and losses are included in operations, except for foreign exchange gains or losses relating to the debentures payable, which are deferred and amortized over the remaining lives of the debentures.

Mineral property interests

Avino capitalizes the acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed not to contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development represent costs incurred to date and do not necessarily reflect present or future values.

Deferred financing costs

The costs associated with the issue of debentures payable are amortized to operations on a straight line basis over the period to maturity on issue.

Convertible debentures

Upon issuance, the convertible debentures are classified into equity and financial liability components at their present value. The financial liability is accreted by way of a charge to earnings over the conversion term of the debt.

Financial instruments

The Company’s financial instruments include cash, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities, amounts due to related parties, and debentures payable. The carrying value of these financial instruments approximate their fair values

Loss per share

Loss per share is based on the weighted average number of common shares outstanding during the year. Diluted loss per share is not presented since it is anti-dilutive.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in operations in the period in which they become known.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book values of assets and liabilities differ from the corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

Stock based compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration received by the Company on the exercise of stock options is credited to share capital.

Comparative figures

Certain prior year figures have been reclassified to conform with the current year’s presentation.

3	Mineral property interests

	2001		2000
	$		$
Bralorne Mine and Loco property (notes 3(a), (b))
Acquisition		1,273,222		1,273,222
Exploration and development		1,776,092		1,749,691
Mine and plant construction		1,159,334		1,159,334
		4,208,648		4,182,247
Less: Write-down		(1,000,000)		(1,000,000)
Option payments received		(700,000)		(700,000)
		2,508,648		2,482,247
Minto and Olympic property (note 3(c))
Acquisition		222,900		222,900
Exploration		500,707		500,497
		723,607		723,397
Other		4,583		4,522
		3,236,838		3,210,166

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

(a) Bralorne Mine and Loco property

The Bralorne Mine is located in the Bridge River Area near Lillooet, British Columbia and consists of 133 Crown granted mineral claims, five reverted Crown granted claims, four located mineral claims and two placer leases.

The property was acquired by Avino in 1991. It is subject to a 1.6385% net proceeds of production royalty in favour of Bralorne Resources Limited and additional royalty to a previous property owner equal to $0.50 per ton of concentrate, if the gold content is ¾ oz. of gold per ton or more on certain claims.

The Loco claims comprise 21 Crown granted claims in the Lillooet Mining Division of British Columbia. The claims were acquired by Avino in 1991-1993.

At January 31, 1999, Avino reviewed the carrying value of its investment in the Bralorne Mine and Loco property and recorded a charge to operations of $1,000,000 to write down the combined carrying value of the property interest.

Avino’s interest in the Bralorne Mine and Loco property is subject to the joint venture and option described below, and a first charge granted in connection with the issue of debentures payable (Note 6).

b) Interest in joint venture

Under the terms of an option agreement dated July 21, 1993 and amended July 12, 1995, Bralorne Pioneer, a public company with common directors, earned a 50% interest in the Bralorne Mine and Loco property by making payments totaling $491,392, issuing 200,000 shares to Avino, and incurring exploration and development expenditures totaling $808,608.

Upon Bralorne-Pioneer earning its 50% interest in the Bralorne Mine and Loco property, a joint venture was formed between Avino and Bralorne-Pioneer. Each joint venturer is responsible for funding its 50% share of further costs on the properties.

On November 23, 1998, an option agreement was entered into between Avino, Bralorne-Pioneer, and Coral Gold Corporation (“Coral”). Coral is a public company with common directors. Avino granted Coral an option to acquire 50% of its interest (an undivided 25% interest) in the Bralorne and Loco properties and in the Avino-Bralorne joint venture. In order to earn its interest, Coral paid $500,000 on acquiring the option, paid $200,000 in the year ended January 31, 2000 and is required to make further payments as follows:

By October 17, 2000
(deferred in the year to August 31, 2001)	$200,000
October 17, 2001	200,000
October 17, 2002	200,000
October 17, 2003	200,000
October 17, 2004	250,000

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

In addition, Coral assumed a contingent liability of $700,000, being 50% of Avino’s share of the debentures payable by the Avino-Bralorne joint venture and must contribute 50% of Avino’s share of future costs in the Avino-Bralorne joint venture in accordance with the Joint Venture Agreement entered into between Avino and Bralorne-Pioneer on July 21, 1993.

Summarized financial information regarding Avino’s proportionate share of the assets, liabilities, expenses and cash flows relating to the Avino-Bralorne joint venture is as follows:

	2001		2000
	$		$
Current assets		9,116		5,833
Non-current assets		1,839,505		1,826,232
Current liabilities		1,330,365		1,013,182
Debentures payable		1,415,960		1,365,175
Interest income		561		1,133
Expenses		191,971		178,792
Cash flows
Operating		47,921		(4,114)
Investing		(48,872)		11,317
Financing		-		(12,325)

The joint venture recovered $148,916 (Avino’s proportionate share: $74,458) as an insurance settlement for the loss by fire of a building and supplies on the Bralorne and Loco property in fiscal 2000. The amount received has been recorded as a reduction in the carrying value of mine and plant construction.

c) Minto and Olympic property

The Company holds a 100% interest in the Minto and Olympic mineral claims located in the Lillooet Mining Division of British Columbia, consisting of eight Crown grants and 32 reverted Crown granted claims.

On October 20, 1994, Avino entered into an option and joint venture agreement with International Wayside Gold Mines Ltd. (“Wayside”) to grant Wayside an option to acquire a 50% undivided interest in the Minto and Olympic claims over a five year period. This option was not exercised.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

4 Investments

	2001		2000
	$		$
Investment accounted for using the equity method
Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”)		1,259,439		2,029,735

Investments carried at cost
Bralorne-Pioneer Gold Mines Ltd.		422,848		25,000
Levon Resources Ltd.		7,060		14,120
		429,908		39,120
		1,689,347		2,068,855

Cia Minera Mexicana de Avino, S.A. de C.V.

Avino owns 49% of the issued common shares of Cia Minera, a company incorporated in Mexico and involved in the mining of commercial ores and resource exploration and development. Avino’s 49% share of Cia Minera’s shareholders’ equity is approximately $1,895,000 (2000 - $2,666,000).

Summarized financial information of Cia Minera in Canadian dollars is as follows:

	December 31,
	2000		1999		1998
	$		$		$
Balance Sheets
Assets
Current assets		2,244,945		2,225,230		2,605,772
Non-current assets		3,405,881		4,675,620		5,137,567
		5,650,826		6,900,850		7,743,339
Liabilities and Shareholders’ Equity
Current Liabilities		1,781,673		1,459,664		1,604,961
Non-current liabilities						289,123
Shareholders’ equity		3,869,153		5,441,186		5,849,255
		5,650,826		6,900,850		7,743,339

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

	December 31,
	2000		1999		1998
	$		$		$
Statement of Operations
Sales		11,199,268		10,731,154		10,965,607
Cost of sales		9,748,245		8,886,129		8,508,232
Gross profit		1,451,023		1,845,025		2,457,375
Expenses		3,023,056		2,253,094		2,956,980
Loss for the year		(1,572,033)		(408,069)		(499,605)

Cia Minera sells all its concentrate to Industrial Minera Mexico, S.A. de C.V. (“IMMSA”). As at January 31, 2001, there was no formal sales agreement between Cia Minera and IMMSA. As a result, there is no commitment for the sale of Cia Minera’s future production of concentrates.

There were no material transactions in Cia Minera requiring disclosure for the one-month periods ended January 31, 2001, 2000 and 1999.

Levon Resources Ltd.

Avino’s investment in Levon consists of 141,200 common shares (2000 - 141,200 shares). The investment was written down to quoted market value of $7,060 at January 31, 2001 by a charge to operations of $7,060.

Levon is a public company with common directors.

Bralorne-Pioneer Gold Mines Ltd.

Avino’s investment in Bralorne-Pioneer consists of 1,791,392 common shares (2000 and 1999 -200,000 shares) with a quoted market value of $ 161,225 (2000 - $ 22,000, 1999 - $ 25,000). The increase in the shareholding in the year is represented by 1,591,392 shares acquired in settlement of $397,848 in debt owed to Avino by Bralorne-Pioneer. Management believes that the carrying value of its investment in Bralorne-Pioneer does not exceed fair market value.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

5 Other assets

	2001		2000
	$		$
Deferred financing charges related to issuing debentures payable (note 6)		281,317		281,317
Deferred foreign exchange loss on debentures payable		39,707		33,584
Accumulated amortization		(281,317)		(240,179)
		39,707		74,722
Terms deposits		42,679		42,679
		82,386		117,401

The deferred financing charges consist of commissions, expenses and other consideration paid in connection with issuing the debentures payable and are being amortized on a straight-line basis over the period to maturity on issue of the debentures.

The deferred foreign exchange loss results from fluctuation in the U.S. dollar relative to the Canadian dollar, and is being amortized over the remaining lives of the debentures.

The term deposits relate to security deposits with government authorities for reclamation work to be performed on Avino’s Bralorne, Loco and other mining properties. These funds are unavailable for general use without the government’s consent. Interest on these funds accrues to the benefit of Avino.

6 Debentures payable

On August 31, 1995, Avino, together with Bralorne-Pioneer (collectively the “Issuers”), completed a joint offering of 2,000 Mortgage Bond units. Each unit consists of one U.S. $1,000 face value debenture and 100 common shares of Bralorne-Pioneer, of which 50 were newly issued by Bralorne-Pioneer and the other 50 were sold by Avino, resulting in the sale, by Avino, of 100,000 common shares of Bralorne-Pioneer. The debentures bear interest at 7% payable annually, and by amendment in the 1999 fiscal year now mature and are due on October 25, 2002. The debentures are not redeemable prior to the maturity date. The debentures are secured by a first charge over the Issuers’ interests in the Bralorne Mine and Loco property (Note 3). The payment of principal and interest on the Bonds is subordinated to future indebtedness of the Issuers to a Canadian Chartered Bank or Trust Company, up to a maximum of U.S. $2,000,000.

The debentures are joint and several obligations of the Issuers, with recourse against Avino limited to Avino’s interest in the Barlorne Mine and Loco property.

In addition to the extension of the maturity date of the debentures from October 19, 2000 to October 25, 2001, the new terms approved on February 10, 1998 are as follows:

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

a) The debentures were convertible into units of Avino consisting of one common share of Avino and one common share purchase warrant, on or before January 5, 2000. The conversion price was equal to the average closing price of Avino’s shares on the Vancouver Stock Exchange for the ten trading days immediately preceding the date of notice of conversion. Each warrant entitled the holder to purchase one common share of Avino at an exercise price equal to the conversion price in year one. In the second year from the date of the notice, the exercise price increased by 15%.

b) Subsequent to January 5, 2000, the debentures are exchangeable, at the holder’s option, into gold certificates on the basis of one gold certificate representing ten troy ounces of gold for every U.S. $4,000 principal amount of debentures. Under the terms of the debentures, the Company is required to establish a reserve from working capital for the potential conversion of the gold certificates. This reserve has not been established.

c) For those debentures converted into units of Avino, 50% of the principal amount of such debentures converted shall be considered an amount due and owing from Bralorne-Pioneer to Avino in consideration of Avino’s issuance of the units for the entire principal amount of debentures converted. In the event that Bralorne-Pioneer has not repaid to Avino its 50% share of the extinguished principal amount by October 25, 2002, then Bralorne-Pioneer’s interest in the Bralorne Mine Property shall be diluted in accordance with the provisions of the Option and Joint Venture Agreement between the parties dated July 21, 1993 as amended July 12, 1995. In that case, Bralorne’s failure to pay Avino on or before the maturity date will be treated as a failure to contribute its required share of costs under the Joint Venture Agreement.

During the fiscal year ended January 31, 2000, U.S. $23,000 (Cdn. $34,270) of the debentures were converted into Avino units at the exercise price of Cdn. $0.59, and the Issuers retired an additional US$17,000 of the debentures (Cdn. $24,650). During the fiscal year ended January 31, 1999, U.S. $77,000 (Cdn. $113,037) of the debentures were converted into units of Avino at exercise prices ranging from Cdn. $1.21 - $1.82.

At January 31, 2001 Avino’s proportionate share of the debentures payable was U.S. $941,500 (Cdn. $1,415,960) January 31, 2000 - U.S. $941,500 (Cdn. $1,365,175). At January 31, 2001, accrued interest of $26,884 (January 31, 2000: $26,124) has been included in accounts payable and accrued liabilities with respect to the debentures.

In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the debentures were split between long-term and equity components at the time of their amendment and the addition of the conversion option feature. The debt component reflected the present value of interest and principal after factoring out the conversion premium option value (equity component). The equity component of $194,702 recorded was accreted over the term of the conversion option to the principal and interest amounts payable by a charge to earnings. On expiry of the conversion option on January 5, 2000, the portion of the equity component allocated to the debentures not converted into units of Avino ($184,967) has been transferred to contributed surplus.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

The following is an analysis of changes in the carrying value of Avino’s 50% proportionate share of the debentures payable:

	January 31,
	2001		2000
	$		$
Balance, beginning of year		1,365,175		1,339,744
Conversion to shares		-		(17,135)
Foreign exchange		50,785		(38,481)
Debentures retired		-		(12,325)
		1,415,960		1,271,803

Finance expense		101,636		210,170
Interest expense		(101,636)		(116,798)
-				93,372

Balance, end of year		1,415,960		1,365,175

7 Share capital

(a) Authorized
25,000,000 common shares without par value

        Common shares issued

	2001		2000		1999
	Shares	Amount $	Shares	Amount $	Shares	Amount $
Balance - beginning of year	4,577,686	12,595,199	4,519,635	12,745,896	4,339,027	12,364,097
Shares issued for cash
Private placements					85,000	59,500
Exercise of warrants					8,000	14,560
Conversion of debentures payable (note 6)			58,051	34,270	87,608	113,037
Equity component - debentures (note 6)				(184,967)		194,702
-		-	58,051	(150,697)	180,608	381,799
Balance - end of year	4,577,686	12,595,199	4,577,686	12,595,199	4,519,635	12,745,896

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

(b)  Contributed surplus

	2001		2000
	$		$
Equity component of debentures - conversion options expired (Note 6)		184,967		184,967

        (c)  Stock options

	Underlying shares	Exercise price

Stock options outstanding, January 31, 1998	117,500	$2.58 - $2.64
Granted	365,000	$2.20
Expired/terminated	(70,000)	$2.20 - $2.61

Stock options outstanding, January 31,1999	412,500	$2.20 - $2.64
Granted	15,000	$0.60
Expired	(35,000)	$0.60 - $2.61

Stock options outstanding, January 31, 2000 and 2001	392,500	$0.60 - $2.58

The exercise price of stock options for the purchase of a total of 372,000 shares were amended in the fiscal 2000 year from $2.20-$2.64 per share to $0.60 per share.

There were no changes in the stock options granted and outstanding during the fiscal 2001 year.

Stock options outstanding at January 31, 2001 consist of options for the purchase of 20,000 shares at a price of $0.60 per share expiring January 21, 2001, 352,500 shares at a price of $0.60 per share expiring February 3, 2003, and 20,000 shares at a price of $2.58 per share expiring April 16, 2001.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

(d) Warrants

	Underlying shares	Exercise price

Warrants outstanding, January 31, 1998	-	-
Granted	172,608	$0.70 - $1.82
Exercised	(8,000)	$1.82

Warrants outstanding, January 31, 1999	164,608	$0.70 - $1.45
Granted	58,051	$0.59 - $0.68
Expired	(85,000)	$0.70

Warrants outstanding, January 31, 2000	137,659	$0.59 - $1.45
Expired	(79,608)	$1.39 - $1.45

Warrants outstanding, January 31, 2001	58,501	$0.68

Share purchase warrants outstanding at January 31, 2001 expire on March 12, 2001.

8 Income taxes

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2001	2000	1999
Statutory rate	45%	45%	45%
Income taxes recovered at the
Canadian statutory rate	$503,321	$307,710	$948,229
Effect of lower tax rates in
foreign jurisdictions	(53,920)	(13,997)	(17,137)
	449,401	293,713	931,092
Benefit of tax losses not recognized
in year	(449,401)	(293,713)	(931,092)
Income tax recovery (expense)
recognized in the year	-	-	-

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2001	2000	1999
Operating loss carry forwards, expiring 2002 - 2008	1,323,000	1,249,000	1,204,000
Canadian exploration expenditures and foreign exploration and development expenditures in excess of book value of mineral properties	167,000	167,000	167,000
Impairment of investments	928,000	578,000	488,000
Undeducted capital cost allowance	437,000	437,000	437,000
Deferred tax assets	2,855,000	2,431,000	2,296,000
Less: valuation allowance	(2,855,000)	(2,431,000)	(2,296,000)
Net deferred tax assets	-	-	-

9 Related party transactions

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a) Avino has contracted Oniva International Services Corporation (“Oniva”) to provide Avino with management and administrative services. Avino is one of six affiliated companies that beneficially own Oniva.

Avino paid Oniva the following amounts for administrative services and expenses:

	2001		2000		1999
	$		$		$
Salaries and benefits		29,325		38,416		46,322
Office and miscellaneous		34,955		36,886		62,162
		64,280		75,302		108,484

Avino reimbursed the following to Ovina as its share of joint venture costs:

	2001		2000		1999
	$		$		$
Mineral properties expenditures		41,194		70,345		57,804

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

(b)In 1997, Avino entered into a consulting agreement with Frobisher Securities Ltd. (“Frobisher”), a private company controlled by a director. The agreement is for five years expiring on August 1, 2001, and remuneration is set at $2,500 per month. In the event of a change of control of Avino, and the resignation or removal of the consultant as director, the full amount of the remaining payments becomes due. In 2000, Avino accrued $34,074 (2000 - $30,577) to Frobisher for consulting fees and expenses.

(c)Avino received reimbursement of $22,471 in the year ended January 31, 2001 (2000 - $36,168) from Coral Gold Corporation under the terms of the option agreement under which Coral can earn a 25% interest (50% of Avino’s 50% interest) in the Bralorne and Loco property, and the Avino/Bralorne-Pioneer joint venture.

  (d)Due to related parties comprises the following accounts payable:

	2001		2000
	$		$
Frobisher Securities Ltd.		71,058		34,885
Coral Gold Corporation		-		6,950
Oniva International Services Corporation		87,789		424
Bralorne-Pioneer Gold Mines Ltd.		54,511		-
Louis Wolfin (President)		105,000		-
		$318,358		$42,259

  (e)Due from related parties classified in current assets comprise the following accounts receivable:

	2001		2000
	$		$
Coral Gold Corporation		737		-
Levon Resources Ltd.		1,320		1,320

		2,057		1,320

(f) The amount of $ 397,848 due from Bralorne-Pioneer at January 31, 2000 was settled in the 2001 fiscal year by the issuance of 1,591,392 shares of Bralorne-Pioneer to Avino.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

10 Financial instruments

Foreign exchange risk

Avino’s debentures payable are for settlement in U.S. dollars. In addition, Avino has a significant investment in Cia Minera, which maintains its accounts in Mexican pesos. Avino is exposed to risk of loss depending on the relative movements of the U.S. dollar and Mexican peso against the Canadian dollar. Avino is not engaged in the use of forward exchange contracts to hedge against fluctuations in the relative exchange rates.

Interest rate risk exposure

All of Avino’s financial assets and liabilities are non-interest bearing, except for the debentures payable, which bear interest at a fixed rate of 7% per annum.

11 Segmented information

Substantially all of Avino’s operations are in one industry, the exploration of precious metals. All mineral property interests held by Avino are located in Canada.

12. Net change in non-cash current assets and liabilities

	2001		2000		1999
	$		$		$
Account receivables		(3,708)		9,394		152,693
Due from related parties		(737)		262,328		(103,113)
Accounts payable and accrued liabilities		11,020		53,814		(5,089)
Due to related parties		276,099		(8,498)		(182,074)

		282,674		317,038		(137,583)

13. Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of Avino have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The material differences between Canadian and U.S. GAAP and their effect on Avino’s consolidated financial statements are summarized as follows:

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

	2001		2000		1999
Consolidated statements of operations	$		$		$
Loss for the year under Canadian GAAP		(1,118,491)		(683,799)		(2,107,175)
Write-down of investments (i)		(255,093)		(6,530)		285,000
Deferred foreign exchange gain (loss) (iv)		(6,124)		57,690		(474)
Finance expense of debentures (v)		-		111,554		83,148
Exploration and other expenses (ii)		(1,259)		-		-
Loss for the year under U.S. GAAP (vi)		(1,382,967)		(521,085)		(1,739,501)
Loss per share under U.S. GAAP (vi)		(0.30)		(0.11)		(0.39)

	2001				2000
	Canadian GAAP		U.S. GAAP		Canadian GAAP		U.S. GAAP
Consolidated balance sheets (iii)	$		$		$		$
Investments (i)		1,689,347		1,427,724		2,068,855		2,062,325
Other assets (iv)		82,387		42,679		117,401		84,866
Mineral property interests (ii)		3,236,838		2,513,231		3,210,166		2,486,760
Debentures - Equity (v)		(194,702)				(194,702)
Deficit		(9,517,436)		(10,347,672)		(8,398,945)		(8,966,705)

  (i)Investments

U.S. GAAP requires long-term investments to be recorded at the lower of cost or market. Canadian GAAP does not require a write-down to market value unless the impairment to long-term investments is considered other than temporary.

  (ii)Mineral property interests

U.S. GAAP requires exploration costs to be expensed in the period occurred, whereas Canadian GAAP allows for the deferral of these costs. Accordingly, Avino’s costs incurred relating to the Minto and Olympic properties would have been charged to operations in the years incurred.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2001, 2000 and 1999

(iii) Joint Venture
U.S. GAAP requires that joint ventures be accounted for using the equity method; however, the Securities and Exchange Commission permits the use of the proportionate consolidation method under IAS standards. Canadian GAAP requires that the proportionate consolidation method be used.

(iv) Deferred foreign exchange gains and losses
Under U.S. GAAP, foreign exchange gains and losses are expensed in the period incurred.
Under Canadian GAAP, foreign exchange gains and losses relating to long-term monetary items, such as the debentures payable, are deferred and amortized.

(v) Convertible debentures
U.S. GAAP requires that convertible debentures be classified entirely as a liability. Canadian GAAP requires that convertible debentures are split between their debt and equity components.

(vi) Loss per share
The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under U.S.
GAAP.