Form 20-F
period 2002-01-31
AVINO SILVER & GOLD MINES LTD
filed 2005-08-12
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F
_________________________

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2002

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
______________________________________

Common Shares, no par value
(Title of Class)
______________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding Common Shares as of January 31, 2002 was 5,463,525

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

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended January 31, 2002, 2001, 2000, 1999, and 1998, is derived from the audited financial statements of the Company. The audited financial statements and notes for each of the years in the three year period ended January 31, 2002, 2001 and 2000 are included in this Annual Report. The selected historical financial information for the years ended January 31, 1999 and 1998, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP". The financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial statements in Note 15 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, which is referred to as "U.S. GAAP", which differ, among other things, in respect to the recording of the foreign exchange (gains) and losses, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

Canadian GAAP	Year Ended January 31,
	2002	2001	2000	1999	1998
Summary of Operations:
Interest and miscellaneous Income	$1,195	$643	$2,567	$3,563	$2,824
Expenses General and administrative	364,610	341,778	474,152	562,953	534,250
Write-down of mining Properties	1,664,905	-	-	1,000,000	-
Equity in (loss) income of Mexican Affiliate	(1,259,438)	(770,296)	(199,954)	(244,806)	92,627
Capital Tax	-	-	12,260	$6,979	-
Write-down of investment	2,824	7,060	-	296,000	-
Net Income (loss) for year	(3,290,582)	(1,118,491)	(683,799)	(2,107,175)	(438,799)
Income (loss) per share	(0.68)	(0.24)	(0.15)	(0.11)	(0.19)

	As at January 31,
	2002	2001	2000	1999	1998
Balance Sheet Data:
Total assets	2,239,468	5,026,775	5,807,362	6,367,962	8,411,757
Cash and term deposits	1,317	6,267	5,600	134,724	156,908
Note ("Debenture") payable	1,629,171	1,415,960	1,365,175	1,339,744	1,471,000
Total liabilities	2,032,601	1,865,914	1,528,010	1,439,081	1,757,500
Shareholders' equity	206,867	3,160,861	4,279,352	4,928,881	6,654,257

Number of Shares Issued	5,463,525	4,577,686	4,577,686	4,519,635	4,339,027

United States GAAP:	Year Ended January 31,
	2002	2001	2000	1999	1998
Summary of Operations:
Net Income (loss) per Canadian GAAP	$(3,290,582)	$(1,118,491)	$(683,799)	(2,107,175)	(438,799)
Adjustments	729,466	(7,383)	169,244	82,674	(90,800)
Net Income (loss) per US GAAP	(2,561,116)	(1,125,874)	(514,555)	(2,024,501)	(529,599)
Adjustments	89,750	(255,093)	(6,530)	285,000	(126,000)
Net comprehensive income (loss)	(2,471,366)	(1,380,967)	(521,085)	(1,739,501)	(655,599)
Net Income (loss) per share per US GAAP	(0.47)	(0.25)	(0.11)	(0.45)	(0.12)

	As at January 31,
	2002	2001	2000	1999	1998
Balance Sheet Data:
Total assets under Canadian GAAP	2,239,468	5,026,775	5,807,362	6,367,962	8,411,757
Adjustments	(175,901)	(1,024,938)	(762,462)	(819,723)	(1,098,148)
Total assets under US GAAP	2,063,567	4,001,837	5,044,900	5,548,239	7,313,609

Total equity under Canadian GAAP	206,867	3,160,861	4,279,352	4,928,881	6,654,257
Adjustments	(175,901)	(1,024,938)	(762,462)	(913,095)	(1,098,148)
Total equity under US GAAP	30,966	2,135,923	3,516,890	4,015,786	5,556,109

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
1998	1.3926	1.4562	1.4637	1.3430
1999	1.4897	1.5095	1.5770	1.4075
2000	1.4803	1.4517	1.5286	1.4350
2001	1.4899	1.4995	1.5600	1.4417
2002	1.5568	1.5915	1.6128	1.4933

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

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2002, we had a net loss of $3,290,582 and an accumulated deficit on January 31, 2002 of $12,808,018. The Company has not generated revenues from operations since 1998 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2002 fiscal year, the Company's common share price fluctuated between a low of $0.18 and a high of $0.75. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

History. Drilling began on the Olympic-Kelvin property in January 2002, following up on work completed in 1988 that outlined two prospective areas for gold and silver, the Margarita Zone and the Enigma Zone.

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

Drilling in January of 2002 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole. Further trenching and drilling to evaluate targets to the south are planned for the spring and summer of 2005.

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

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2002, 2001 and 2000 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Fiscal year ended January 31, 2002 compared to fiscal year ended January 31, 2001

The Company reported a net loss of $3,290,582, or $0.68 per share, for the year ended January 31, 2002, compared to a net loss of $1,118,491 or $0.24 per share, for the year ended January 31, 2001. The Company had no operating revenues in either 2002 or 2001. The Company recorded an equity loss in Cia Minera of $1,259,438 to reduce the carrying value to a nominal $1 given that the production operations are uneconomical at present and have been shut down. The Company also wrote-down its deferred exploration expenditures related to the 100% owned mineral claims in Bralorne and the 50% owned mineral claims in Bralorne for a total of $1,644,905 to $1,600,000, being the book value of limited recourse debt secured by the property net of its share of sundry current assets of the joint venture. Subsequent to the year-end, Avino transferred all of its interest in the Bralorne project to Bralorne-Pioneer Gold Mines Ltd., together with the liabilities under the debentures for unpaid principal and accrued interest. The Company wrote-down the investment in Levon Resources Ltd. by $2,824 to quoted market value of $4,236 at January 31, 2002. The Company recorded a loss on foreign exchange of $120,268, and accrued interest on the debentures of $105,294 during the year. The balance of the loss of $139,048 was other administrative expenses.

Fiscal year ended January 31, 2001 compared to fiscal year ended January 31, 2000

The Company reported a net loss of $1,118,491 or $0.24 per share, for the year ended January 31, 2001, compared to a net loss of $683,799 for the corresponding period in 2000. The Company had no operating revenues, but recognized interest income for the period of $643. During the year, the Company realized an equity loss in Cia Minera of $770,296, compared to $199,954 in 2000. Taking this into consideration the expenses for 2001 were $341,778 compared to $474,152 in 2000. The significant increase in expenses from 2000 was in foreign exchange of $44,783 compared to 2000 of $19,209. Other expenses such as auditing firms to a smaller, less expensive firm. The figure in 2000 for auditing includes a late accrual from the previous auditor of approximately $10,000.

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

B. Liquidity and Capital Resources

At this time, the Company has no operating revenues and does not anticipate having any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. At January 31, 2002 the Company had working capital deficiency of $358,812. The Company will need to refinance in order to maintain operations.

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

E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As at January 31, 2002, the Company had the following contractual obligations:

	Total	< 1 year	1-3 years	3-5 years	More than 5 years
Debentures	1,629,171	1,629,171	-	-	-
Total	1,629,171	1,629,171	-	-	-

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at January 31, 2002. The directors were re-elected by the Company’s shareholders on July 30, 2002 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Michael Baybak Director	Business Consultant	June 1990
Ernest Calvert Director/Vice President

Director of four other public companies (Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., Levon Resources Ltd. and Berkley Resources Inc.)
June 1990
William Glasier(1) Director

Director of four other public companies (Mill Bay Ventures Inc., Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., and Levon Resources Ltd.)

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
Louis Wolfin(1) Director/President

Director of five other public companies (Bralorne Gold Mine Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Berkley Resources Inc., Coral Gold Resources Ltd., formerly Coral Gold Corp., Levon Resources Ltd., and Mill Bay Ventures Inc.)
August 1969
George Scott Director	Lawyer Director of Levon Resources Ltd.	June 1990(2)
Andrea Regnier Secretary	Director and/or officer of several public companies.	July 1995
(1) Mr. David Wolfin is the son of Mr. Louis Wolfin.
(2) Mr. Scott ceased to be director on December 6, 2002.

B. Compensation

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year ended January 31, 2002, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to directors and executive officers of the Company and are outstanding to purchase an aggregate of 350,000 shares of the Company as at January 31, 2002. See "Options to Purchase Securities of the Company".

The following table sets forth details of the compensation paid during the Company's fiscal year ended January 31, 2002 to senior management:

Name/ Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			All Other Compensation $
					Awards		Payouts
		Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/ SARs Granted (#)	Restricted Shares/or Restricted Share Units $	LTIP Payouts $

Louis Wolfin President	2002 2001 2000	30,000 30,000 30,000	- - -	- - -	150,000 150,000 150,000	- - -	- - -	- - -
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

C. Board Practices

The board of directors is comprised of seven directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 30, 2002, the shareholders elected Messrs. Baybak, Calvert, Glasier, Kocken, Scott, Wolfin and Wolfin as directors.

The board has considered the relationship of each director to the Company and considers two of the seven directors to be "unrelated" (Messrs. Baybak and Scott). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Ernest Calvert, Louis Wolfin, David Wolfin, William Glasier and William Kocken are on the Board of Bralorne, a company with which the Company has a joint venture.

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

D. Employees

The Company did not have any employees as at January 31, 2002.

E.  Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of January 31, 2002. No person owned more than 10% of the outstanding common shares.

Name of Beneficial Owner	Number of Shares	Percent
Michael Baybak	-	-
Ernest Calvert	21,700	*
William Glasier	37,500	*
William Kocken	-	-
David Wolfin	-	-
Louis Wolfin	37,489	*
George Scott	4,100	*
Andrea Regnier	-	-
All Officers and Directors	79,089	1.45%
*Less than one percent

Options to Purchase Securities of the Company
Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Executive
Officers/Directors
David Wolfin	50,000	$0.60	February 3, 1998	February 3, 2003
Ernest Calvert	25,000	$0.60	February 3, 1998	February 3, 2003
William Glasier	25,000	$0.60	February 3, 1998	February 3, 2003
William Kocken	25,000	$0.60	February 3, 1998	February 3, 2003
Michael Baybak	25,000	$0.60	February 3, 1998	February 3, 2003
Andrea Regnier	20,000	$0.60	February 3, 1998	February 3, 2003
George Scott	25,000	$0.60	February 3, 1998	February 3, 2003
Louis Wolfin	150,000	$0.60	February 3, 1998	February 3, 2003

Other Insiders

Nil

As at January 31, 2002, there was an aggregate of 350,000 options outstanding and no options were granted in the year ended January 31, 2002.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of January 31, 2002, the Company knew of no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities. The following table sets forth the total shares owned by the officers and directors as a group as of January 31, 2002:

Name	Number of Shares of Common Stock Owned	Percent of Class
All Officers and Directors as a Group (eight persons)	428,962	7.85%

B. Related Party Transactions

Consulting fees of $30,822 were paid to Frobisher Securities Ltd., a private company owned by a director of the Company, in 2002. In 2001, $34,074 was paid to the same private company.

The Company entered into a cost sharing agreement dated October 1, 1997 to reimburse a company under common control, Oniva International Services Corp., referred to as "Oniva", for 20% of its overhead expenses, to reimburse 100% of its out of pocket expenses incurred on behalf of the Company and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated by either party giving to the other party one months notice. During the year, a total of $30,414 was charged to operations in relation to the cost sharing agreement referred to above. In 2001, the amount was $64,280. Included in the accounts payable is an amount of $258,890 due to Oniva for expenses paid on behalf of the Company. In 2001 the amount was $87,789. The Company is negotiating with Oniva to settle this debt by the issuance of common shares.

In fiscal 2002, the Company settled liabilities totaling $276,347 with related parties by the issuance of 727,309 shares at a price of $0.38 per share.

The Company reimbursed Oniva $54,027 (2001: $41,194) for its share of the Bralorne project joint venture mineral property expenditures.

The Company received reimbursement of $29,263 in 2002 (2001: $22,471) form Coral Gold Corporation, a company with common management and common directors, in regard to the Bralorne and Loco property and the Avino/Bralorne-Pioneer joint venture.

Amounts due to related parties consist of $20,422 (2001: $71,058) to Frobisher Securities Ltd.; $258,890 (2001: $87,789) to Oniva; $nil (2001: $54,511) to Bralorne-Pioneer Gold Mines Ltd.; and $52,500 (2001: $105,000) to the president of the Company.

Amounts due from related parties consist of $33,010 (2001: $737) from Coral Gold Corporation and $2,049 (2001: $1,320) from Levon Resources Ltd.

As at the end of fiscal 2002, the Company held a 50% joint venture interest in 154 Crown granted mineral claims, five reverted Crown granted mineral claims, four located mineral claims and two placer leases with Bralorne, a public company with common directors. At January 31, 2002 the Company had written down the carrying value of the Bralorne project by $939,738 to $1,600,000 (2001: carrying value of $2,508,648).

As at the end of fiscal 2002, the Company held 1,791,392 common shares of Bralorne at a carrying amount of $422,848 (2001: $422,848) and 141,200 common shares of Levon Resources Ltd., a public company with common directors, at a carrying amount of $4,236 (2001: $7,060).

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

Not Applicable.

Item 8. Financial Information

A. Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Auditors Report.
Balance Sheet for years ended January 31, 2002 and 2001.
Statement of Operations and Deficit for the years ended January 31, 2002, 2001, and 2000.
Statement of Cash flows for the years ended January 31, 2002, 2001, and 2000.
Notes to Financial Statements for the years ended January 31, 2002, 2001, and 2000.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

The common shares of the Company are listed on the TSX Venture Exchange under the symbol "ASM" and quoted in the United States on the pink sheets, under the symbol "ASGMF".

As of January 31, 2002, there were 728 holders of record in the United States holding 69.87% of the Company’s outstanding common shares representing approximately 50.69% of the total shareholders. The Company’s common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common shares.

The following sets forth the high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX Venture Exchange (Canadian Dollars)
Last Five Fiscal Years	High	Low
2002	0.75	0.18
2001	0.63	0.18
2000	0.93	0.35
1999	0.93	0.35
1998	3.05	0.50
2001-2002	High	Low
Fourth Quarter ended January 31, 2002	0.50	0.30
Third Quarter ended October 31, 2001	0.59	0.29
Second Quarter ended July 31, 2001	0.75	0.25
First Quarter ended April 30, 2001	0.50	0.18
2000-2001	High	Low
Fourth Quarter ended January 31, 2001	0.38	0.18
Third Quarter ended October 31, 2000	0.44	0.22
Second Quarter ended July 31, 2000	0.63	0.29
First Quarter ended April 30, 2000	0.65	0.36
Last Six Months	High	Low
July 2005	1.44	1.15
June 2005	1.66	1.22
May 2005	1.59	1.13
April 2005	1.60	1.23
March 2005	1.90	1.32
February 2005	1.99	1.02

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

Item 16C. Principal Accountant Fees and Services

The independent auditor for the last two fiscal years was Vellmer & Chang, Chartered Accountants (formerly Hoogendoorn Vellmer, formerly Hoogendoorn & Company).

Audit Fees

The aggregate fees billed by Vellmer & Chang for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2002 was $17,700 and January 31, 2001 was $13,000.

Audit-Related Fees

There were no aggregate fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company's financial statements for the years ended January 31, 2002 and 2001.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended January 31, 2002 was $1,325 and January 31, 2001 was $1,325. The services comprising these fees include the preparation of corporate tax returns.

All Other Fees

Other than referred to above, there were no aggregate fees billed for any other professional services rendered by the Company’s independent auditors for the fiscal year ended January 31, 2002 and 2001.

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

Dated: August 12, 2005     AVINO SILVER & GOLD MINES LTD.

By: /s/ David Wolfin
      David Wolfin, President
      (Chief Executive Officer)

Avino Silver & Gold Mines Ltd.
Consolidated Financial Statements
January 31, 2002, 2001 and 2000

Auditors’ Report

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the consolidated balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended January 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended January 31, 2002, 2001 and 2000 in accordance with generally accepted accounting principles in Canada.

Vancouver, B.C.	"Hoogendoorn & Company"
June 20, 2002	Chartered Accountants

Comments By Auditors For U.S. Readers On Canada-U.S. Reporting Differences

In the United States of America reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated June 20, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, B.C.	"Hoogendoorn & Company"
June 20, 2002	Chartered Accountants

Avino Silver & Gold Mines Ltd.
Consolidated Balance Sheet
January 31, 2002 and 2001

	2002		2001
	$		$
ASSETS
Current Assets
Cash		1,317		6,267
Accounts receivable and prepaid expenses		8,242		9,880
Due from related parties (Note 10(e))		35,059		2,057
		44,618		18,204

Due from Bralorne-Pioneer Gold Mines Ltd.		129,922		-
Mineral property interests (Note 1,3)		1,600,000		3,236,838
Investment in Mexican affiliate (Note 4)		1		1,259,439
Investments in related companies (Note 5)		427,084		429,908
Other assets (Note 6)		37,843		82,386
		2,239,468		5,026,775

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		71,618		131,596
Due to related parties (Note 10(d))		331,812		318,358
		403,430		449,954

Debenture payable (Note 7)		1,629,171		1,415,960
		2,032,601		1,865,914

SHAREHOLDERS' EQUITY
Share capital (Note 8(a))		12,931,787		12,595,199
Contributed surplus (Note 8(b))		184,967		184,967
Deficit		(12,808,018)		(9,517,436)
		308,736		3,262,730
Deduct: 14,180 shares held for future disposition-at cost		(101,869)		(101,869)
		206,867		3,160,861
		2,239,468		5,026,775

Nature of operations (Note 1)

Approved by the Board of Directors

"Louis Wolfin"	Director	"David Wolfin"	Director

Avino Silver & Gold Mines Ltd.
Consolidated Statement of Operations and Deficit
Years ended January 31, 2002, 2001 and 2000

	2002		2001		2000
	$		$		$
Revenue
Interest and other		1,195		643		2,567

Expenses
Accounting and audit		15,160		15,752		31,204
Accretion of conversion options on debentures		-		-		111,554
Amortization of deferred financing charges		-		41,139		56,264
Consulting fees		30,000		30,000		30,000
Debenture interest		105,294		101,636		98,616
Foreign exchange loss		120,268		44,783		19,209
Legal		8,161		9,840		14,159
Office and miscellaneous		35,539		30,977		32,299
Regulatory and compliance fees		13,327		11,516		15,225
Salaries and benefits		13,999		29,326		38,416
Shareholder and investor relations		18,680		22,811		23,271
Travel and entertainment		4,182		3,998		3,935
		364,610		341,778		474,152

Loss before the following:		(363,415)		(341,135)		(471,585)

Equity in loss of affiliate		(1,259,438)		(770,296)		(199,954)

Capital tax		-		-		(12,260)

Write-down of mineral property interest		(1,664,905)		-		-

Write-down of investment		(2,824)		(7,060)		-

Loss for the year		(3,290,582)		(1,118,491)		(683,799)

Deficit-beginning of year		(9,517,436)		(8,398,945)		(7,715,146)

Deficit-end of year		(12,808,018)		(9,517,436)		(8,398,945)

Basic and diluted loss per share		(0.68)		(0.24)		(0.15)

Weighted average number of shares		4,872,966		4,577,686		4,568,010

Avino Silver & Gold Mines Ltd.
Consolidated Statement of Cash Flows
Years Ended January 31, 2002, 2001 and 2000

		2002		2001		2000
	$		$		$

Cash provide by (used in):
Operating activities
Loss for the year		(3,290,582)		(1,118,491)		(683,799)
Items not affecting cash
Equity in loss of affiliate		1,259,438		770,296		199,954
Amortization of deferred financing charges		-		41,139		56,264
Accretion of conversion option on debentures		-		-		111,554
Foreign exchange loss on debentures		115,943		44,661		19,209
Write-down of mineral property interest		1,664,905		-		-
Write-down of investment		2,824		7,060		-
		(247,472)		(255,335)		(296,818)

Net change in non-cash working capital items
(Note 13)		258,700		282,674		317,038
		11,228		27,339		20,220

Financing activities
Debentures retired in year		-		-		(12,325)
Debenture interest deferred		133,127		-		-
		133,127		-		(12,325)

Investing activities
Mineral property expenditures		(28,067)		(26,672)		(28,585)
Mineral property option payments received				-		200,000
Increase in non-current related party
receivable		(129,922)		-		(380,713)
Insurance proceeds on fire loss		-		-		74,458
Other assets liquidated		8,684		-		(2,179)
		(149,305)		(26,672)		(137,019)

(Decrease) increase in cash		(4,950)		667		(129,124)
Cash-beginning of year		6,267		5,600		134,724
Cash-end of year		1,317		6,267		5,600

Supplementary disclosure of non-cash
financing and investing activities
Marketable securities acquired in settlement
Of related party receivable		-		397,848		-
Share capital issued in settlement of
Liabilities		336,588		-		-

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

1  Nature of operations

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties.

At January 31, 2002 the carrying value of the Bralorne project and the joint venture assets has been reduced to the book value of limited recourse debt secured by the property. Avino subsequently transferred its interest in the project and joint venture assets and liabilities to its joint venture partner in a non-cash transaction. Generally, the underlying carrying value of the mineral property interests and related deferred exploration and development expenditures is dependent upon the existence of economically recoverable reserves, the ability of Avino to obtain necessary financing to complete the exploration and development, and the attainment of future profitable production.

The Company's ability to meet its obligations as they fall due is dependent on its ability to secure sufficient new equity financing. At January 31, 2002, Avino has a working capital deficiency of $358,812. These consolidated financial statements have been prepared on a going concern basis, which assumes Avino will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Accordingly, the Company does not give effect to the adjustments, if any, that would be necessary should it be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.

2  Summary of significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences between Canadian and United States generally accepted accounting principles are disclosed in note 15. All amounts shown in these consolidated financial statements are in Canadian dollars unless otherwise stated.

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

Foreign currency translation

Foreign currency accounts are translated into Canadian dollars by the temporal method, as follows:

Monetary assets and liabilities - at the rate of exchange in effect at the balance sheet date.

Non monetary assets - at the rate of exchange in effect on acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the rate of exchange in effect at the balance sheet date.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

Revenue and expense items - at the average exchange rate for the year.

The investment in the Company’s Mexican affiliate Cia Minera Mexicana de Avino, S.A. de C.V. has also been translated using the temporal method; in previous years as it was considered a self-sustaining entity in a highly inflationary environment, and in the current year as the investment has been written down to nominal value.

Foreign exchange gains and losses are included in operations, except for foreign exchange gains or losses relating to the debentures payable, which are deferred and amortized over the remaining lives of the debentures.

Mineral property interests

Avino capitalizes the acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed not to contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development represent written down costs incurred to date and do not necessarily reflect present or future values.

At January 31, 2002 the mineral property interest was written down to the book value of the limited recourse debt secured by the property.

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

Financial instruments

The Company’s financial instruments include cash, accounts receivable and prepaid expenses, amounts due from related parties, accounts payable and accrued liabilities, amounts due to related parties, and debentures payable. The carrying value of these financial instruments approximates their fair values.

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

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

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

Comparative figures

Certain prior year figures have been reclassified to conform to the current year’s presentation.

3 Bralorne Project

The Company holds the following interests in mineral properties in the Lillooet Mining Division of British Columbia:

50% joint venture interest in 154 Crown granted mineral claims, 5 reverted Crown granted mineral claims, 4 located mineral claims and 2 placer leases. The claims were acquired by the Company in the 1991 to 1993 period. Certain of the tenures are subject to a 1.6385% net proceeds of production royalty and a royalty of $0.50 per ton of concentrate if the gold content is ¾ ounces of gold per ton or more.

100% interest in 8 Crown granted mineral claims and 32 reverted Crown granted mineral claims.

Bralorne-Pioneer Gold Mines Ltd., a public company with common Directors, earned a 50% joint venture interest in the properties detailed above by making payments totaling $491,392, issuing 200,000 common shares to the Company, and incurring expenditures totaling $808,608 in the years 1993 to 1995.

By an option agreement dated November 23, 1998 Coral Gold Corporation (“Coral”), a public company with common Directors, was granted the option to acquire a 25% interest in the joint venture from the Company’s 50% share. Coral made option payments totaling $700,000 in the 1999 and 2000 fiscal years and shared a 25% interest in all costs until it abandoned its option in the current fiscal year.

At January 31, 1999, the Company reviewed the carrying value of its investment in the Bralorne project and recorded a charge to operations of $1,000,000 to write down the carrying value of the project. The joint venture completed an underground exploration tunneling and sampling program in the current year. At January 31, 2002 the Company has written down the carrying value of the Bralorne project to $1,600,000 being the book value of limited recourse debt secured by the property net of its share of sundry current assets of the joint venture. Subsequent to the year end, Avino transferred all of its interest in the Bralorne project to Bralorne-Pioneer Gold Mines Ltd. together with the liabilities under the debentures for unpaid principal and accrued interest.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

The carrying value of the Bralorne project is as follows:

	2002		2001
	$		$
50% owned properties
Acquisition		1,273,222		1,273,222
Exploration and development		1,807,182		1,776,092
Mine and plant construction		1,159,334		1,159,334
		4,239,738		4,208,648
Less: Accumulated write-down		(1,939,738)		(1,000,000)
Option payments received		(700,000)		(700,000)
		1,600,000		2,508,648
100% owned properties
Acquisition		222,900		222,900
Exploration and development		505,613		505,290
		728,513		728,190
Less: Accumulated write-down		(728,513)		-
-				728,190
		1,600,000		3,236,838

Summarized financial information regarding Avino’s proportionate share of the assets, liabilities, expenses and cash flows relating to the Avino-Bralorne joint venture is as follows:

	2002		2001
	$		$
Current assets		4,003		9,116
Non-current assets		1,119,599		1,839,505
Current liabilities		262,894		1,330,365
Non-current liabilities		1,629,171		1,415,960
Expenses		225,724		191,410
Write down of property interest		892,798		-
Exploration and development expenditures		59,158		48,872

4  Investment in Mexican affiliate

	2002		2001
	$		$
Cia Minera Mexicana de Avino, S.A. de C.V. ("Cia Minera")		1		1,259,439

Avino owns 49% of the issued common shares of Cia Minera, a company incorporated in Mexico and involved in the mining of commercial ores and resource exploration and development.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

Summarized financial information of Cia Minera in Canadian dollars is as follows:

	December 31,
	2001		2000		1999
	$		$		$
Balance Sheets
Assets
Current assets		2,633,146		2,244,945		2,225,230
Non-current assets		2,738,088		3,405,881		4,675,620
		5,371,234		5,650,826		6,900,850
Liabilities and Shareholders' Equity
Current liabilities		3,719,321		1,781,673		1,459,664
Shareholders' equity		1,651,913		3,869,153		5,441,186
		5,371,234		5,650,826		6,900,850

	Year Ended December 31,
	2001		2000		1999
	$		$		$
Statement of Operations

Sales		8,982,217		11,199,268		10,731,154
Cost of Sales		(9,068,100)		(9,748,245)		(8,886,129)

Gross profit (loss)		(85,883)		1,451,023		1,845,025

Expenses		2,131,357		3,023,056		2,253,094

Loss for the year		(2,217,240)		(1,572,033)		(408,069)

The Company accounts for its investment in Cia Minera by the equity method, and accordingly charged its 49% interest in the loss of Cia Minera to operations and reduction of the carrying value of its investment (2002 - $1,086,448; fiscal 2001 - $770,296; fiscal 2000 - $199,954). A further charge to operations of $172,990 was recorded in fiscal 2002 to reduce the carrying value of the Company’s investment to a nominal $1 given that the production operations are uneconomical at present and shut down.

There were no material transactions in Cia Minera requiring disclosure for the one-month periods ended January 31, 2002, 2001 and 2000.

The controlling shareholders of Cia Minera were assigned the right to fund exploration and development of its Coneto mineral project in Durango State, Mexico for a 75% interest in the project (Avino 25%).

5 Investments in related companies

	2002		2001
	$		$
Investments carried at cost

Bralorne-Pioneer Gold Mines Ltd.		422,848		422,848
Levon Resources Ltd.		4,236		7,060
		427,084		429,908

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

Bralorne-Pioneer Gold Mines Ltd.

Avino’s investment in Bralorne-Pioneer consists of 1,791,392 common shares with a quoted market value of $ 250,795 (2001 - $ 161,225). Management believes that the carrying value of its investment in Bralorne-Pioneer does not exceed fair market value.

Levon Resources Ltd.

Avino’s investment in Levon consists of 141,200 common shares. The investment was written down to quoted market value of $7,060 at January 31, 2001 by a charge to operations of $7,060, and quoted market value of $4,236 at January 31, 2002 by a charge to operations of $2,824 in the year.

Levon is a public company with common directors.

6  Other assets

	2002		2001
	$		$
Deferred foreign exchange loss on debentures payable		3,848		39,707

Term deposits - hypothecated		33,995		42,679

		37,843		82,386

The deferred foreign exchange loss results from fluctuation in the U.S. dollar relative to the Canadian dollar, and is being amortized over the remaining lives of the debentures.

The term deposits relate to security deposits with government authorities for reclamation work to be performed on the Bralorne project. These funds are unavailable for general use without the government’s consent. Interest on these funds accrues to the benefit of Avino.

7  Debentures payable

On August 31, 1995, Avino, together with Bralorne-Pioneer (collectively the “Issuers”), completed a joint offering of 2,000 Mortgage Bond units. Each unit consisted of one U.S. $1,000 face value debenture and 100 common shares of Bralorne-Pioneer, of which 50 were newly issued by Bralorne-Pioneer and the other 50 were sold by Avino, resulting in the sale, by Avino, of 100,000 common shares of Bralorne-Pioneer. The debentures bear interest at 7% payable annually, and by amendment in the 1999 fiscal year now mature and are due on October 25, 2002. The debentures are not redeemable prior to the maturity date. The debentures are secured by a first charge over the Issuers’ interest in the Bralorne project (Note 3). The payment of principal and interest on the Bonds is subordinated to future indebtedness of the Issuers to a Canadian Chartered Bank or Trust Company, up to a maximum of U.S. $2,000,000.

The debentures are joint and several obligations of the Issuers, with recourse against Avino limited to Avino’s interest in the Bralorne project.

In addition to the extension of the maturity date of the debentures from October 19, 2000 to October 25, 2002, the new terms approved on February 10, 1998 were as follows:

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

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

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

The annual interest payment on the debentures due October 24, 2001 was extended with the agreement of the debenture holders. The 2001 interest payments are rescheduled to equal installments due March 31, 2002, June 30, 2002 and September 30, 2002.

At January 31, 2002 Avino’s proportionate share of the debentures payable was U.S. $941,500 (Cdn. $1,496,044) January 31, 2001 - U.S. $941,500 (Cdn. $1,415,960). At January 31, 2002, accrued interest of $133,127 was deferred on the debentures. The full amount of the debenture principal and interest payable was subsequently assigned under the terms of the debentures to Bralorne-Pioneer Gold Mines Ltd., on transfer of the Company’s interest in the Bralorne project (Note 14).

The following is an analysis of changes in the carrying value of Avino’s 50% proportionate share of the debentures payable:

	January 31,
	2002		2001
	$		$

Balance, beginning of year		1,415,960		1,365,175
Foreign exchange		80,084		50,785
		1,496,044		1,415,960
Accrued interest deferred		133,127		-
Balance, end of year		1,629,171		1,415,960

At January 31, 2002 the debentures payable have been excluded from current liabilities. The Company’s liability is limited to their security, being the Bralorne project. Subsequent to the year end, the Bralorne project and the debenture obligations were transferred by agreement to Bralorne-Pioneer Gold Mines Ltd. (Note 14).

8  Share capital

(a) Authorized
25,000,000 common shares without par value

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

	2002			2001			2000
	Shares	Amount		Shares	Amount		Shares	Amount
		$			$			$
Balance, beginning of year	4,577,686		12,595,199	4,577,686		12,595,199	4,519,635		12,745,896
Conversion of debentures payable (note 7)	-		-	-		-	58,051		34,270
Equity component-debentures	-		-	-		-	-		(184,967)
Shares issued in settlement of liabilities	885,839		336,588	-		-	-		-
	885,839		336,588	-		-	58,051		(150,697)

Balance, end of year	5,463,525		12,931,787	4,577,686		12,595,199	4,577,686		12,595,199

(b) Contributed surplus

	2002		2001		2000
	$		$		$
Equity component of debentures -
Conversion optiosn expird (Note 7)		184,967		184,967		184,967

(c) Stock options

	Underlying shares	Exercise price

Stock options outstanding, January 31, 1999	412,500	$2.20-$2.64
Granted	15,000	$0.60
Expired	(35,000)	$0.60-$2.61

Stock options outstanding, January 31, 2000 and 2001	392,500	$0.60-$2.58
Expired	(42,500)	$0.60-$2.58

Stock options outstanding, January 31, 2002	350,000	$0.60

The exercise price of stock options for the purchase of a total of 372,000 shares were amended in the fiscal 2000 year from $2.20-$2.64 per share to $0.60 per share.

There were no changes in the stock options granted and outstanding during the fiscal 2001 year.

Stock options outstanding at January 31, 2002 consist of options for the purchase of 350,000 shares at a price of $0.60 per share expiring February 3, 2003.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

(d) Warrants
	Underlying shares	Exercise price

Warrants outstanding, January 31, 1999	164,608	$0.70-$1.45
Granted	58,051	$0.59-$0.68
Expired	(85,000)	$0.70

Warrants outstanding, January 31, 2000	137,659	$0.59-$1.45
Expired	(79,608)	$1.39-$1.45

Warrants outstanding, January 31, 2001	58,051	$0.68
Expired	(58,051)	$0.68

Warrants outstanding, January 31, 2002	-	-

9 Income taxes

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2002	2001	2000
Statutory rate	44%	45%	45%

Income taxes recovered at the Canadian statutory
rate	$1,447,856	$503,321	$307,710

Effect of lower tax rates in foreign jurisdiction	(66,625)	(53,920)	(13,997)
	1,381,231	449,401	293,713

Benefit of tax losses not recognized in year	(1,381,231)	(449,401)	(293,713)

Income tax recovery (expense) recognized in the
year	-	-	-

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:
	2002	2001	2000
Operating loss carry forwards,
expiring 2003-2009	1,417,000	1,323,000	1,249,000

Canadian exploration expenditures and foreign
exploration and development expenditures in
excess of book value of mineral properties	895,000	167,000	167,000

Impairment of investments	1,460,000	928,000	578,000
Undeducted capital cost allowance	427,000	437,000	437,000
Deferred tax assets	4,199,000	2,855,000	2,431,000
Less: valuation allowance	(4,199,000)	(2,855,000)	(2,431,000)
Net deferred tax assets	-	-	-

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

10 Related party transactions

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a) Oniva International Services Corporation (“Oniva”) provides Avino with certain office and administrative services. Avino is one of six affiliated companies that beneficially own Oniva.

Avino paid or accrued the following amounts for administrative services and expenses to Oniva:

	2002		2001		2000
	$		$		$

Salaries and benefits		13,998		29,325		38,416
Office and miscellaneous		16,416		34,955		36,886
		30,414		64,280		75,302

Avino reimbursed the following to Oniva as its share of the Bralorne project joint venture costs:

	2002		2001		2000
	$		$		$

Mineral properties expenditures		54,027		41,194		70,345

(b) The Company paid or accrued the following amounts for consulting fees and expenses to Frobisher Securities Ltd., a private company controlled by a director:

2002	$30,822
2001	$34,074
2000	$30,577

(c) Avino recorded reimbursements of $29,263 in the year ended January 31, 2002 (2001 - $22,471) from Coral Gold Corporation under the terms of the option agreement under which Coral could earn a 25% interest (50% of Avino’s 50% interest) in the Bralorne project, and the Avino/Bralorne-Pioneer joint venture. Coral abandoned its option during the year.

(d) Due to related parties comprises the following accounts payable:

	2002		2001
	$		$
Frobisher Securities Ltd.		20,422		71,058
Oniva International Services Corporation		258,890		87,789
Bralorne-Pioneer Gold Mines Ltd.		-		54,511
Louis Wolfin (President)		52,500		105,000
		331,812		318,358

In fiscal 2002, the Company settled liabilities totaling $276,347 with related parties by the issuance of 727,309 shares at a price of $0.38 per share.

(e) Due from related parties comprises the following accounts receivable:

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

	2002		2001
	$		$
Coral Gold Corporation		33,010		737
Levon Resources Ltd.		2,049		1,320
		35,059		2,057

11  Financial instruments

Foreign exchange risk

Avino’s debentures payable are for settlement in U.S. dollars. The Company is exposed to risk of loss depending on the relative movements of the U.S. dollar against the Canadian dollar. Avino is not engaged in the use of forward exchange contracts to hedge against fluctuations in the relative exchange rates.

Interest rate risk exposure

All of Avino’s financial assets and liabilities are non-interest bearing, except for the debentures payable, which bear interest at a fixed rate of 7% per annum.

12  Segmented information

Substantially all of Avino’s operations are in one industry, the exploration of precious metals. All mineral property interests held by Avino are located in Canada.

13 Net change in non-cash current assets and liabilities

	2002		2001		2000
	$		$		$

Accounts receivable		1,638		(3,708)		9,394
Due from related parties		(33,002)		(737)		262,328
Accounts payable and accrued liabilities		263		11,020		53,814
Due to related parties		289,801		276,099		(8,498)

		258,700		282,674		317,038
14 Subsequent event

By an agreement dated June 20, 2002, the Company transferred its interest in the Bralorne project and other assets of the related joint venture to Bralorne-Pioneer Gold Mines Ltd. in a non-cash transaction. Consideration for the transfer was the assumption by Bralorne-Pioneer Gold Mines Ltd. of the Company’s 50% share of the secured, limited recourse debentures and accrued interest thereon (Note 7).

15 Differences between Canadian and United States generally accepted accounting principles

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

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

	2002		2001		2000
Consolidated statements of operations	$		$		$
Loss for the year under Canadian GAAP		(3,290,582)		(1,118,491)		(683,799)
Adjustment of book value of securities to
market (i)		89,750		(255,093)		(6,530)
Foreign exchange amortized (deferred)(iv)		35,859		(6,124)		57,690
Accretion of conversion option on
debentures		-		-		111,554
Exploration and other expenses (ii)		723,607		(1,259)		-
Loss for the year under U.S. GAAP (vi)		(2,441,366)		(1,380,967)		(521,085)
Loss per share under U.S. GAAP (vi)		(0.50)		(0.30)		(0.11)

	2002		2001
Consolidated statements of operations (iii)	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Investments (i)	427,085	255,032	1,689,347	1,427,724
Other assets (iv)	37,843	33,995	82,387	42,679
Mineral property interests (ii)	1,600,000	1,600,000	3,236,838	2,513,231
Debentures - Equity (v)	(194,702)	-	(194,702)
Deficit	(12,808,018)	(12,789,038)	(9,517,436)	(10,347,762)

(i) Investments

U.S. GAAP requires investments held for sale to be recorded at market. Canadian GAAP does not require a write-down to market value unless the impairment to long-term investments is considered other than temporary.

(ii) Mineral property interests

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