Form 20-F
period 2003-01-31
AVINO SILVER & GOLD MINES LTD
filed 2005-08-12
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F
_________________________

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2003

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
______________________________________

Common Shares, no par value
(Title of Class)
______________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding Common Shares as of January 31, 2003 was 6,188,525

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

prefeasibility study and Each means a comprehensive study of the viability of a mineral project that has preliminary feasibility study advancedto a stage where mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

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

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended January 31, 2003, 2002, 2001, 2000, and 1999, is derived from the audited financial statements of the Company. The audited financial statements and notes for each of the years in the three year period ended January 31, 2003, 2002 and 2001 are included in this Annual Report. The selected historical financial information for the years ended January 31, 2000 and 1999, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

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

Canadian GAAP	Year Ended January 31,
	2003	2002	2001	2000	1999
Summary of Operations:
Interest and miscellaneous Income	$197	$1,195	$643	$2,567	$3,563
Expenses General and administrative	147,091	364,610	341,778	474,152	562,953
Write-down of mining Properties	-	1,664,905	-	-	1,000,000
Equity in loss of Mexican Affiliate	-	1,259,438	770,296	199,954	244,806
Capital Tax	-	-	-	$12,260	-
Loss in sale of Joint Venture	40,097	-	-	-	-
Write-down of investment	-	2,824	7,060	-	296,000
Net Income (loss) for year	(186,991)	(3,290,582)	(1,118,491)	(683,799)	(2,107,175)
Income (loss) per share	(0.03)	(0.68)	(0.24)	(0.15)	(0.19)

	As at January 31,
	2003	2002	2001	2000	1999
Balance Sheet Data:
Total assets	814,546	2,239,468	5,026,775	5,807,362	6,367,962
Cash and term deposits	20,104	1,317	6,267	5,600	134,724
Note ("Debenture") payable	-	1,629,171	1,415,960	1,365,175	1,339,744
Total liabilities	380,070	2,032,601	1,865,914	1,528,010	1,439,081
Shareholders' equity	434,476	206,867	3,160,861	4,279,352	4,928,881

Number of Shares Issued	6,188,525	5,463,525	4,577,686	4,577,686	4,519,635

United States GAAP:	Year Ended January 31,
	2003	2002	2001	2000	1999
Summary of Operations:
Net Income (loss) per Canadian GAAP	$(186,991)	$(3,290,582)	$(1,118,491)	$(683,799)	$(2,107,175)
Adjustments	(204,000)	729,466	(7,383)	169,244	82,674
Net Income (loss) per US GAAP	(390,991)	(2,561,116)	(1,125,874)	(514,555)	(2,024,501)
Adjustments	305,005	89,750	(255,093)	(6,530)	285,000
Net comprehensive income (loss)	(85,986)	(2,471,366)	(1,380,967)	(521,085)	(1,739,501)
Net Income (loss) per share per US GAAP	(0.06)	(0.47)	(0.25)	(0.11)	(0.45)

	As at January 31,
	2003	2002	2001	2000	1999
Balance Sheet Data:
Total assets under Canadian GAAP	814,546	2,239,468	5,026,775	5,807,362	6,367,962
Adjustments	101,004	(175,901)	(1,024,938)	(762,462)	(819,723)
Total assets under US GAAP	915,550	2,063,567	4,001,837	5,044,900	5,548,239

Total equity under Canadian GAAP	434,476	206,867	3,160,861	4,279,352	4,928,881
Adjustments	101,004	(175,901)	(1,024,938)	(762,462)	(913,095)
Total equity under US GAAP	535,480	30,966	2,135,923	3,516,890	4,015,786

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

The following table sets forth the high and low exchange rate for the past six months. As of August 9, 2005, the exchange rate was CDN$1.2140 for each US$1.

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

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2003, we had a net loss of $186,991 and an accumulated deficit on January 31, 2003 of $12,995,009. The Company has not generated revenues from operations since 1998 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2003 fiscal year, the Company's common share price fluctuated between a low of $0.32 and a high of $1.74. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

We are a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in Canada, specifically British Columbia and the Yukon Territory, and in Mexico. Since fiscal 2000 we made aggregate principal capital expenditures of $370,239 on the properties in Canada. These capital expenditures consist of $103,243 which was spent on the Eagle property, $120,815 on the Aumax property, $91,713 on the Olympic-Kelvin property, and $54,468 on the Bralorne property. The Avino Mine in Mexico is owned by Cia Minera of which the Company owns 49% of the issued and outstanding securities and is accounted for using the equity method in the financial statements. Since the suspension of operations at the Avino Mine, $319,864 has been spent on the care and maintenance of the Avino Mine. The principal executive office of the Company is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

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

History. Drilling began on the Olympic-Kelvin property in January 2003, following up on work completed in 1988 that outlined two prospective areas for gold and silver, the Margarita Zone and the Enigma Zone.

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

Drilling in January of 2003 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole. Further trenching and drilling to evaluate targets to the south are planned for the spring and summer of 2005.

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

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Fiscal year ended January 31, 2003 compared to fiscal year ended January 31, 2002

The Company reported a net loss of $186,991 or $0.03 per share, for the fiscal year ended January 31, 2003, compared to a net loss of $3,290,582 or $0.68 per share for the corresponding period in 2002. The Company had no operating revenues.

There were no write-downs or write-off during the 2003 fiscal year. The comparative figures for 2002 include a write-down of the Bralorne Project of $1,664,905 and an equity loss in Cia Minera of $1,259,438. Also included in the comparative figures for 2002 was $105,294 in interest expense and $120,268 in foreign exchange loss compared to no such expenses or losses being incurred in 2003. The Company assigned the debentures to Bralorne-Pioneer Gold Mines Ltd. and therefore did not accrue interest or foreign exchange during the year. Included in the loss this year is $40,097 representing the loss on the sale of the joint venture to Bralorne-Pioneer Gold Mines Ltd.

The balance of the loss for 2003 relates to administrative expenses, excluding stock based compensation and general mineral exploration costs, of $119,638 compared to $139,048 for the 2002 fiscal year. Audit and accounting fees have decreased by approximately $3,010 as a result, in part, of re-categorizing certain expenses to office and miscellaneous resulting in its increase during the year and as a result of additional audit work being carried out in 2002 related to Cia Minera and the joint venture with Bralorne in 2002. Legal fees have declined by $6,053 from $8,161 in 2002 to $2,108 in 2003 due, in part, to preparing certain general corporate documentation in house.

Shareholder information costs have decreased by $13,726 and salaries and benefits have decreased by $6,029. The reduction in costs is a result of the company reducing the investor relations activity during the year. Regulatory and compliance fees have increased by $3,385 as a result of the increase in fees charged by the regulatory bodies for filing certain documentation.

Fiscal year ended January 31, 2002 compared to fiscal year ended January 31, 2001

The Company reported a net loss of $3,290,582, or $0.68 per share, for the year ended January 31, 2002, compared to a net loss of $1,118,491 or $0.24 per share, for the year ended January 31, 2001. The Company had no operating revenues in either 2002 or 2001. The Company recorded an equity loss in Cia Minera of $1,259,438 to reduce the carrying value to a nominal $1 given that the production operations are uneconomical at present and have been shut down. The Company also wrote-down its deferred exploration expenditures related to the 100% owned mineral claims in Bralorne and the 50% owned mineral claims in Bralorne for a total of $1,664,905 to $1,600,000, being the book value of limited recourse debt secured by the property net of its share of sundry current assets of the joint venture. Subsequent to the year-end, Avino transferred all of its interest in the Bralorne project to Bralorne-Pioneer Gold Mines Ltd., together with the liabilities under the debentures for unpaid principal and accrued interest. The Company wrote-down the investment in Levon Resources Ltd. by $2,824 to quoted market value of $4,236 at January 31, 2002. The Company recorded a loss on foreign exchange of $120,268, and accrued interest on the debentures of $105,294 during the year. The balance of the loss of $139,048 was other administrative expenses.

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

B. Liquidity and Capital Resources

At this time, the Company has no operating revenues and does not anticipate having any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. At January 31, 2003 the Company had working capital deficit of $196,610. If the Company should proceed with the acquisition of Cia Minera, it will need to refinance.

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

As at January 31, 2003, the Company did not have any outstanding contractual obligations:

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at January 31, 2003. The directors were re-elected by the Company’s shareholders on July 17, 2003 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders. In August of 2003, David Wolfin was appointed President of the Company and Louis Wolfin resigned as President. Ernest Calvert resigned as Vice President in August of 2003 as well.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Michael Baybak Director	Business Consultant	June 1990
Ernest Calvert Director

Vice President and Director of the Company; Director of three other public companies (Bralorne Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines Ltd., Coral Gold Resources Ltd., formerly Coral Gold Corp., and Levon Resources Ltd.)
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

President of the Company;
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
(1) Mr. David Wolfin is the son of Mr. Louis Wolfin.

B. Compensation

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year ended January 31, 2003, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to directors and executive officers of the Company and are outstanding to purchase an aggregate of 471,000 shares of the Company as at January 31, 2003. See "Options to Purchase Securities of the Company".

The following table sets forth details of the compensation paid during the Company's fiscal year ended January 31, 2003 to senior management:

Name/ Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			All Other Compensation $
					Awards		Payouts
		Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/ SARs Granted (#)	Restricted Shares/or Restricted Share Units $	LTIP Payouts $

Louis Wolfin President	2003 2002 2001	30,000 30,000 30,000	- - -	- - -	- 150,000 150,000	- - -	- - -	- - -
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

C. Board Practices

The board of directors is comprised of six directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 17, 2003, the shareholders elected Messrs. Baybak, Calvert, Glasier, Kocken, Wolfin and Wolfin as directors.

The board has considered the relationship of each director to the Company and considers four of the six directors to be "unrelated" (Messrs. Baybak, Calvert, Glasier and Kocken). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

The audit committee consists of three directors (Messrs. William Glasier, David Wolfin and Ernest Calvert) two of whom are unrelated (Messrs. Glasier and Calvert) and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

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

D. Employees

The Company had no employees as at January 31, 2003.

E.  Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of January 31, 2003. No person owned more than 10% of the outstanding common shares.

Name of Beneficial Owner	Number of Shares	Percent
Michael Baybak	-	-
Ernest Calvert	-	-
William Glasier	37,500	*
William Kocken	25,000	*
David Wolfin	-	-
Louis Wolfin	293,761	4.75
Andrea Regnier	-	-
*Less than one percent

Options to Purchase Securities of the Company
Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Executive
Officers/Directors
David Wolfin	225,000	$0.58	October 23, 2002	October 23, 2007
Ernest Calvert	25,000	$0.58	October 23, 2002	October 23, 2007
William Glasier	25,000	$0.58	October 23, 2002	October 23, 2007
William Kocken	25,000	$0.58	October 23, 2002	October 23, 2007
Michael Baybak	25,000	$0.58	October 23, 2002	October 23, 2007
Andrea Regnier	20,000	$0.58	October 23, 2002	October 23, 2007
Michael Baybak	25,000	$0.60	February 3, 1998	February 3, 2003

Other Insiders

Nil

As at January 31, 2003, there was an aggregate of 471,000 options outstanding and there were no options granted during fiscal 2003.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of January 31, 2003, the Company knew of no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities. The following table sets forth the total shares owned by the officers and directors as a group as of January 31, 2003:

Name	Number of Shares of Common Stock Owned	Percent of Class
All Officers and Directors as a Group (seven persons)	356,261	5.76%

B. Related Party Transactions

Consulting fees of $32,581 were paid to a private company owned by a director of the Company in 2003. In 2002, $30,822 was paid to the same private company.

The Company entered into a cost sharing agreement dated October 1, 1997 to reimburse a company under common control, Oniva International Services Corp., referred to as "Oniva", for 20% of its overhead expenses, to reimburse 100% of its out of pocket expenses incurred on behalf of the Company and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated by either party giving to the other party one months notice. During the year, a total of $29,355 was charged to operations in relation to the cost sharing agreement referred to above. In 2002, the amount was $30,414.

The Company entered into an accounting and administrative services consulting agreement with Dawn Pacific Management Ltd. at a rate of $1,500 per month. The agreement was for an initial term of one year and could be renewed at the end of its term or renewal term for further successive annual terms until such time that either party has given notice of termination in writing at least 30 days prior to the end of a term. This agreement was terminated in fiscal 2005.

The Company did not make any reimbursements to Oniva for its share of the Bralorne project joint venture mineral property expenditures in 2003.  In 2002, the Company made reimbursements of $54,027 to Oniva.

The Company did not receive any reimbursement from Coral Gold Corporation, a company with common management and common directors, in regards to the Bralorne and Loco property and the Avino/Bralorne-Pioneer joint venture in 2003.  In 2002, the Company received $29,263.

Due to related parties consists of $53,004 (2002: $20,422) to Frobisher Securities Ltd.; $258,639 (2002: $258,890) to Oniva; and $52,500 (2002: $52,500) to the president of the Company.

Due from related parties consists of $33,852 (2002: $33,010) from Coral Gold Corporation; $124,780 (2002: $129,922) from Bralorne-Pioneer Gold Mines Ltd. and $1,684 (2002: $2,049) from Levon Resources Ltd.

The amounts due to Frobisher Securities Ltd. and Oniva are non-interest bearing, non-secured and due on demand. The amounts due to the president of the Company bear interest at 7% and are non-secured and due on demand.

As at the end of fiscal 2002, the Company held a 50% joint venture interest in 154 Crown granted mineral claims, five reverted Crown granted mineral claims, four located mineral claims and two placer leases with Bralorne, a public company with common directors. Effective June 20, 2002, the Company transferred its interest in the joint venture property to Bralorne for a nominal amount and recognized a loss of $40,097 on the disposition.

As at the end of fiscal 2003, the Company held 1,791,392 common shares of Bralorne at a carrying amount of $422,848 (2002: $422,848) and 141,200 common shares of Levon Resources Ltd., a public company with common directors, at a carrying amount of $4,236 (2002: $4,236).

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

Not Applicable.

Item 8. Financial Information

A. Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Auditors Report.
Balance Sheet for years ended January 31, 2003 and 2002.
Statement of Operations and Deficit for the years ended January 31, 2003, 2002, and 2001.
Statement of Cash flows for the years ended January 31, 2003, 2002, and 2001.
Notes to Financial Statements for the years ended January 31, 2003, 2002, and 2001.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

The common shares of the Company are listed on the TSX Venture Exchange under the symbol "ASM" and quoted in the United States on the pink sheets, under the symbol "ASGMF".

As of January 31, 2003, there were 707 holders of record in the United States holding 69.18% of the Company’s outstanding common shares representing approximately 44.95% of the total shareholders. The Company’s common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common shares.

The following sets forth the high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX Venture Exchange (Canadian Dollars)
Last Five Fiscal Years	High	Low
2003	1.74	0.32
2002	0.75	0.18
2001	0.63	0.18
2000	0.93	0.35
1999	0.93	0.35
2002-2003	High	Low
Fourth Quarter ended January 31, 2003	1.40	0.68
Third Quarter ended October 31, 2002	0.95	0.60
Second Quarter ended July 31, 2002	1.74	0.32
First Quarter ended April 30, 2002	0.54	0.33
2001-2002	High	Low
Fourth Quarter ended January 31, 2002	0.50	0.30
Third Quarter ended October 31, 2001	0.59	0.29
Second Quarter ended July 31, 2001	0.75	0.25
First Quarter ended April 30, 2001	0.50	0.18
Last Six Months	High	Low
July 2005	1.44	1.15
June 2005	1.66	1.22
May 2005	1.59	1.13
April 2005	1.60	1.23
March 2005	1.90	1.32
February 2005	1.99	1.02

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

Audit Fees

The aggregate fees billed by Vellmer & Chang for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2003 was $10,000 and January 31, 2002 was $17,700.

Audit-Related Fees

There were no aggregate fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company's financial statements for the years ended January 31, 2003 and 2002.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended January 31, 2003 was $1,250 and January 31, 2002 was $1,325. The services comprising these fees include the preparation of corporate tax returns.

All Other Fees

Other than referred to above, there were no aggregate fees billed for any other professional services rendered by the Company’s independent auditors for the fiscal year ended January 31, 2003 and 2002.

The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2003. The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the audit committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

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

Dated: August 12, 2005     AVINO SILVER & GOLD MINES LTD.

By: /s/ David Wolfin
                                                                                                      David Wolfin, President
                                                                                                      (Chief Executive Officer)

Avino Silver & Gold Mines Ltd.

Financial Statements

January 31, 2003, 2002 and 2001

AUDITORS’ REPORT

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years ended January 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended January 31, 2003, 2002 and 2001 in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada                                                                                                                                                                                      "Hoogendoorn Vellmer"
May 2, 2003                                                                                                                                                                                                  Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 2, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada                                                                                                                                                                                     "Hoogendoorn Vellmer"
May 2, 2003                                                                                                                                                                                                 Chartered Accountants

AVINO SILVER & GOLD MINES LTD.
Balance Sheets
As at January 31, 2003 and 2002
	2003		2002
	$		$
ASSETS
Current
Cash		20,104		1,317
Accounts receivable and prepaid expenses		3,040		8,242
Due from related parties (Note 10(d))		160,316		164,981

		183,460		174,540

Mineral properties interests (Notes 1, 3)		204,001		1,600,000

Investment in Mexican affiliate (Note 4)		1		1

Investments in related companies (Note 5)		427,084		427,084

Other assets (Note 6)		-		37,843

		814,546		2,239,468
LIABILITIES
Current
Accounts payable and accrued liabilities		15,927		71,618
Due to related parties (Note 10(e))		364,143		331,812

		380,070		403,430

Debentures payable (Note 7)		-		1,629,171

		380,070		2,032,601

SHAREHOLDERS’ EQUITY
Share capital (Note 8(a))		13,346,387		12,931,787
Contributed surplus (Note 8(b))		184,967		184,967
Deficit		(12,995,009)		(12,808,018)

		536,345		308,736
Deduct: 14,180 shares held for future disposition - at cost		(101,869)		(101,869)
		434,476		206,867
		814,546		2,239,468
Nature and continuance of operations (Note 1)

Approved by the Board of Directors:

“Louis Wolfin” Director                                                  “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Statements of Operations and Deficit
Years ended January 31, 2003, 2002 and 2001
	2003		2002		2001
	$		$		$
Revenues
Interest and other		197		1,195		643

Expenses
Accounting and audit		12,150		15,160		15,752
Amortization of deferred financing charges		-		-		41,139
Debenture interest		-		105,294		101,636
Foreign exchange loss		-		120,268		44,783
General mineral exploration costs		4,853		-		-
Legal		2,108		8,161		9,840
Management fees		30,000		30,000		30,000
Office and miscellaneous		40,904		35,539		30,977
Regulatory and compliance fees		16,712		13,327		11,516
Salaries and benefits		7,970		13,999		29,326
Shareholder and investor relations		4,954		18,680		22,811
Stock-based compensation		22,600		-		-
Travel and entertainment		4,840		4,182		3,998

		147,091		364,610		341,778

Loss before the following:		(146,894)		(363,415)		(341,135)

Equity in loss of Mexican affiliate		-		(1,259,438)		(770,296)

Loss on sale of joint venture interest (Note 3(c)(i))		(40,097)		-		-

Write-down of mineral property interest		-		(1,664,905)		-

Write-down of investments		-		(2,824)		(7,060)

LOSS FOR THE YEAR		(186,991)		(3,290,582)		(1,118,491)

DEFICIT, beginning of year		(12,808,018)		(9,517,436)		(8,398,945)

DEFICIT, end of year		(12,995,009)		(12,808,018)		(9,517,436)

BASIC LOSS PER SHARE		(0.03)		(0.68)		(0.24)

WEIGHTED AVERAGE NUMBER OF SHARES		5,625,498		4,872,966		4,577,686

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows
Years ended January 31, 2003, 2002 and 2001

	2003		2002		2001
	$		$		$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year		(186,991)		(3,290,582)		(1,118,491)
Items not affecting cash:
Amortization of deferred financing charges		-		-		41,139
Stock-based compensation		22,600		-		-
Equity in loss of affiliate		-		1,259,438		770,296
Loss on sale of joint venture interest		346		-		-
Foreign exchange loss on debentures		-		115,943		44,661
Write-down of mineral property interest		-		1,664,905		-
Write-down of investment		-		2,824		7,060

		(164,045)		(247,472)		(255,335)
Net change in non-cash working capital items (Note 12)		(13,310)		258,700		282,674

		(177,355)		11,228		27,339
FINANCING ACTIVITIES
Debenture interest deferred		-		133,127		-
Shares issued for cash		195,000		-		-

		195,000		133,127		-
INVESTING ACTIVITIES
Mineral properties acquisitions		(4,000)		-		-
Mineral property expenditures		-		(28,067)		(26,672)
Advances from (to) Bralorne-Pioneer Gold Mines Ltd.		5,142		(129,922)		-
Other assets liquidated		-		8,684		-

		46,985		(149,305)		(26,672)
Increase (decrease) in cash		18,787		(4,950)		667
CASH, beginning of year		1,317		6,267		5,600
CASH, end of year		20,104		1,317		6,267
SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Marketable securities acquired in settlement of related party receivable		-		-		397,848
Mineral properties interests acquired by issuance of share capital		200,000		-		-
Share capital issued in settlement of liabilities		-		336,588		-
SUPPLEMENTARY DISCLOSURE OF STATEMENTS OF CASH FLOWS INFORMATION
Interest expense		-		105,294		101,636
Taxes		-		-		-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

1 NATURE AND CONTINUANCE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada and in Mexico. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral property interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the sale of all or an interest in its mineral claims.

The Company has a working capital deficiency of $193,610 at January 31, 2003. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will be required to raise new financing through the sale of shares to maintain operations. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences between Canadian and United States of America generally accepted accounting principles are disclosed in Note 14. All amounts shown in these financial statements are in Canadian dollars unless otherwise stated.

Joint venture

Avino held a joint venture interest with Bralorne-Pioneer Gold Mines Ltd. (“Bralorne-Pioneer”), a public company with common directors, until June 20, 2002, when it transferred its joint venture interest to Bralorne-Pioneer. The Company has accounted for its interest in the joint venture by the proportionate consolidation method. Accordingly, the balance sheet as at January 31, 2002 includes the Company’s proportionate share of the assets and liabilities of the joint venture; and the statements of operations and cash flows for the years ended January 31, 2003, 2002 and 2001 include the Company’s proportionate share of the expenses and cash flows of the joint venture to the date of disposition. The balance sheet as at January 31, 2003 does not include any of the assets or liabilities of the joint venture.

Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence are accounted for by the equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. In those instances where the Company’s share in the investee’s net losses exceeds the carrying amount of the Company’s investment, the Company continues recording its share of the investee’s losses, unless it has determined that it has no further obligations or commitments towards the investee.

Investments in the shares of other companies are accounted for at cost. Investments are written down when there is a decline in value that is considered other than temporary.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Deferred financing costs

The costs associated with the issue of debentures payable were amortized to operations on a straight line basis over the period to maturity on issue.

Convertible debentures

Upon issuance, the convertible debentures were classified into equity and financial liability components at their present value. The financial liability was accreted by way of a charge to earnings over the conversion term of the debt.

Financial instruments

The Company’s financial instruments include cash, accounts receivable, amounts due from related parties, amounts due from Bralorne-Pioneer Gold Mines Ltd, accounts payable and accrued liabilities, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest, credit or currency risk arising from these financial instruments.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share on the potential exercise of options is not presented where anti-dilutive.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Stock based compensation

In accordance with the new CICA Handbook Section 3870 (“Section 3870”) Stock-Based Compensation and other Stock-Based Payments Avino recognizes compensation expense for the estimated fair value of stock options granted to non-employees after January 1, 2002. Further, as permitted in Section 3870, Avino has adopted the disclosure-only method of reporting for stock options granted to employees. Prior to the enactment of Section 3870, no compensation expense was recognized when stock options were granted.

3	MINERAL PROPERTIES INTERESTS
	2003		2002
	$		$
Eagle property (Note 3 (a)):
Acquisition cost		100,000		-
Aumax property (Note 3 (b)):
Acquisition cost		104,000		-
Bralorne property (Note 3 (c)):
(i) Joint venture property (50% owned):
Acquisition cost		-		1,273,222
Exploration and development		-		1,807,182
Mine and plant construction		-		1,159,334
-				4,239,738
Less: accumulated write-down		-		(1,939,738)
option payments received		-		(700,000)
-				1,600,000
(ii) 100% owned property:
Acquisition cost		222,900		222,900
Exploration and development		505,613		505,613
		728,513		728,513
Less: accumulated write-down		(728,512)		(728,513)
		1		-
		204,001		1,600,000

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

3	MINERAL PROPERTY INTERESTS (Continued)

(a)	Eagle property

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000.

(b)	Aumax property

In 2003 the Company acquired a 100% interest in 6 mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

The Company’s interest in the claims is subject to a debenture assigned to a related company (Note 7).

(c) Bralorne property

As at January 31, 2002 the Company held the following interests in the Bralorne property in the Lillooet Mining Division of British Columbia, Canada:

(i) Joint venture property (50% owned):

50% interest in 154 Crown granted mineral claims, 5 reverted Crown granted mineral claims, 4 located mineral claims and 2 placer leases, and the Avino-Bralorne joint venture.

Effective June 20, 2002, the Company transferred its interest in the joint venture property to Bralorne-Pioneer for a nominal amount. The Company recognized a loss of $40,097 on the disposition, and removed the following assets and liabilities from consolidation:

	$
Assets transferred:
Term deposit - hypothecated (Note 6)		33,995
Other short term assets		2,678
Bralorne property		1,600,000
Deferred charges (Note 6)		3,848

		1,640,521
Liabilities transferred:
Accounts payable		(11,003)
Debenture payable (Note 7)		(1,629,171)
		(1,640,174)
Interest on debenture paid		39,750
Loss on sale of joint venture interest		40,097

There were no other expenses or exploration and development expenditures relating to Avino’s interest in the joint venture incurred during the year ended January 31, 2003.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

3 MINERAL PROPERTY INTERESTS (Continued)

(c) Bralorne property (continued)

(ii) 100% owned property:

100% interest in 8 Crown granted mineral claims and 32 reverted Crown granted mineral claims.

As at January 31, 2003, the Company retains it interest in the 100% owned property. The property was written down to a nominal value of $1 in fiscal 2002.

The Company’s interest in the claims is subject to a debenture assigned to a related company (Note 7).

4	INVESTMENT IN MEXICAN AFFILIATE
	2003		2002
	$		$
Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”)		1		1

Avino owns 49% of the issued common shares of Cia Minera, a company incorporated in Mexico. Cia Minera is involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine. The silver mine was shut down in fiscal 2002 when operations became uneconomical.

The Company accounts for its investment in Cia Minera using the equity method (Note 2), and accordingly charged its 49% interest in the losses of Cia Minera to operations and reduction of the carrying value of its investment as follows:

Fiscal Year	$
2003	-
2002	1,086,448
2001	770,296

During fiscal 2002, Avino recorded a further charge to operations in the amount of $172,990 to write-down the carrying value of the Company’s investment to a nominal $1, given that the production operations were shut down.

5 INVESTMENTS IN RELATED COMPANIES

	2003		2002
	$		$
Investments carried at cost:
Bralorne-Pioneer Gold Mines Ltd.		422,848		422,848
Levon Resources Ltd.		4,236		4,236

		427,084		427,084

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

5	INVESTMENTS IN RELATED COMPANIES (Continued)

Bralorne-Pioneer Gold Mines Ltd.

Avino’s investment in Bralorne-Pioneer consists of 1,791,392 common shares with a quoted market value of $716,557 (2002 - $250,795).

Levon Resources Ltd. (“Levon’)

Avino’s investment in Levon consists of 141,200 common shares. The investment was written down to quoted market value of $7,060 at January 31, 2001 by a charge to operations of $7,060, and quoted market value of $4,236 at January 31, 2002 by a charge to operations of $2,824 in the year. The quoted market value as at January 31, 2003 is $15,532.

Levon is a public company with common directors.

6	OTHER ASSETS

	2003		2002
	$		$

Deferred foreign exchange loss on debentures payable		-		3,848

Term deposits - hypothecated		-		33,995

-				37,843

These assets were removed from consolidation in fiscal 2003 on the sale of the Company’s interest in the Avino-Bralorne joint venture (Note 3 (c)(i)).

7	DEBENTURES PAYABLE

As consideration for acquiring the Company’s interest in the Avino-Bralorne Joint Venture (Note 3(c)(i)), Bralorne-Pioneer assumed all of the Company’s obligations with respect to debentures payable. The Company’s liability with respect to the debentures was limited to its interest in the joint venture assets, and other mineral properties interests in British Columbia. At January 31, 2003 the Aumax claims (Note 3(b)) and the 100% owned Bralorne claims (Note 3(c)(ii)) are subject to the debenture agreements, and to the extent of its interest in the Aumax claims and its interest in the Bralorne claims, the Company is contingently liable in the event Bralorne-Pioneer should be unable to satisfy the debenture obligations.

The debentures bear interest at 7% payable annually, and matured on October 25, 2002. To date Bralorne-Pioneer has not retired the debentures.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

7	DEBENTURES PAYABLE (Continued)

The Company’s proportionate share of the carrying values of the debenture payable is as follows:

	2003		2002
	$		$
Balance, beginning of year		1,629,171		1,415,960
Foreign exchange		-		80,084
Accrued interest deferred		-		133,127

		1,629,171		1,629,171
Transfer of debenture obligation to Bralorne-Pioneer (Note 3(c)(i))		(1,629,171)		-

Balance, end of year		-		1,629,171

8	SHARE CAPITAL

(a) Authorized: 25,000,000 common shares without par value

Issued:

	2003			2002
	Shares	Amount		Shares	Amount
		$			$
Balance, beginning of year	5,463,525		12,931,787	4,577,686		12,595,199

Shares issued for cash:
- exercise of stock options	325,000		195,000	-		-
less: consideration receivable from a Director	-		(3,000)	-		-
Shares issued for non-cash consideration:
- acquisition of mineral properties	400,000		200,000	-		-
- settlement of liabilities	-		-	885,839		336,588
Stock-based compensation to non-employees:	-		22,600

	725,000		414,600	885,839		336,588

Balance, end of Year	6,188,525		13,346,387	5,463,525		12,931,787

(b)  Contributed surplus:

	2003		2002
	$		$
Equity component of debentures-
conversion options expired (Note 7)		184,967		184,967

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

8 SHARE CAPITAL (Continued)

(c)  Stock options:

	Underlying shares	Exercise price
Stock options outstanding, January 31, 2001	392,500	$0.60 - $2.58
Expired	(42,500)	$0.60 - $2.58

Stock options outstanding, January 31, 2002	350,000	$0.60
Granted	446,000	$0.58
Exercised	(325,000)	$0.60
Stock options outstanding, January 31, 2003	471,000	$0.58-$0.60

The following stock options were outstanding as at January 31, 2003:

Stock Options Outstanding	Expiry Date	Exercise Price
25,000	February 3, 2003	$0.60
446,000	October 23, 2007	$0.58

In accordance with the new CICA Handbook Section 3870 (“Section 3870”) Stock-Based Compensation and other Stock-Based Payments Avino recognizes compensation expense for the estimated fair value of stock options granted to non-employees after January 1, 2002. In the third quarter of fiscal 2003, the Company granted 50,000 stock options to non-employee consultants, having a remaining weighted average life of 5 years and exercisable at a price of $0.58 per share. The Company recorded consulting expense totaling $22,600 on account of these stock options. The stock options remain outstanding as at January 31, 2003.

As permitted by Section 3870, the Company has elected to not record compensation expense when stock options are granted to employees. In the third quarter of fiscal 2003, the Company granted 396,000 stock options to employees, having a remaining weighted average life of 5 years and exercisable at a price of $0.58 per share. Had compensation cost for the stock based employee compensation been recorded, based upon the fair value of stock options, additional compensation expense for the year ended January 31, 2003 would have been $179,000.

Section 3870 requires the following pro forma disclosure assuming this additional compensation expense:

Year Ended
January 31, 2003
$
Pro forma loss excluding additional compensation	186,991

Pro forma stock based compensation	179,000

Pro forma loss including additional compensation	365,991

Pro forma basic and diluted loss per share	$(0.07)

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

8 SHARE CAPITAL (Continued)

(c)  Stock options (continued):

The fair value of the options granted to both employees and non-employees was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0%, dividend yield of 0%, volatility factor of 65%, and a weighted average life of 5 years.

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

Pro forma results of operations may be materially different than actual results realized.

(d)  Warrants:
	Underlying shares	Exercise price

Warrants outstanding, January 31, 2000	137,659	$0.59 - $1.45
Expired	(79,608)	$1.39 - $1.45

Warrants outstanding, January 31, 2001	58,051	$0.68
Expired	(58,051)	$0.68

Warrants outstanding, January 31, 2003 and 2002	-	-

9	INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2003	2002	2001
Statutory rate	40%	44%	45%
Income taxes recovered at the Canadian statutory rate	$66,000	$1,448,000	$503,000
Effect of lower tax rates in foreign jurisdictions	-	(67,000)	(54,000)
	66,000	1,381,000	449,000

Benefit of tax losses not recognized in year	(66,000)	(1,381,000)	(449,000)
Income tax recovery (expense) recognized in the year	$-	$-	$-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

9 INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:
	2003		2002
	$		$
Operating loss carry forwards, expiring 2004 - 2010		885,000		1,417,000

Canadian exploration expenses,
Canadian development expenses and foreign exploration, and development expenses in
excess of book value of mineral properties		1,454,000		895,000

Impairment of investments		1,327,000		1,460,000

Undeducted capital cost allowance		388,000		427,000

Deferred tax assets		(4,054,000)		4,199,000

Less: valuation allowance		(4,054,000)		(4,199,000)
Net deferred tax assets		-		-

10	RELATED PARTY TRANSACTIONS

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

Oniva International Services Corporation (“Oniva”) provides Avino with certain office and administrative services. Oniva is controlled by two Directors of the Company.

Avino paid or accrued the following amounts for administrative services and expenses to Oniva:

	2003		2002		2001
	$		$		$
Salaries and benefits		7,869		13,998		29,325
Office and miscellaneous		21,486		16,416		34,955
		29,355		30,414		64,280

Avino reimbursed the following to Oniva as its share of the Bralorne project joint venture costs:

	2003		2002		2001
	$		$		$
Mineral properties expenditures		-		54,027		41,194

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

10	RELATED PARTY TRANSACTIONS (Continued)

The Company paid or accrued the following amounts for consulting fees and expenses to Frobisher Securities Ltd., a private company controlled by a director:

2003	$32,581
2002	$30,822
2001	$34,074

Avino recorded reimbursements of $nil in fiscal 2003 (2002: $29,263; 2001: $22,471) from Coral Gold Corporation (“Coral”) under the terms of the option agreement, under which Coral could earn a 25% interest (50% of Avino’s 50% interest) in the Bralorne project, and the Avino-Bralorne Joint Venture. Coral abandoned its option during the year ended January 31, 2002. Coral is a public company with common directors.

Due from related parties comprises the following accounts receivable:

	2003		2002
	$		$
Bralorne - Pioneer		124,780		129,922
Coral Gold Corporation		33,852		33,010
Levon Resources Ltd.		1,684		2,049

		160,316		164,981

The amounts due from related parties are non-interest bearing, non-secured and due on demand.

(e) Due to related parties comprise the following accounts payable:

	2003		2002
	$		$
Frobisher Securities Ltd.		53,004		20,422
Louis Wolfin (President)		52,500		52,500
Oniva		258,639		258,890

		364,143		331,812

The amounts due to Frobisher Securities Ltd. and Oniva are non-interest bearing, non-secured and due on demand. The amounts due to Louis Wolfin bear annual interest at 7% and are non-secured and due on demand.

In fiscal 2002, the Company settled liabilities totaling $276,347 with related parties by the issuance of 727,309 shares at a price of $0.38 per share (fiscal 2003: $nil).

All related party transactions are recorded at the value agreed upon by the Company and the related party.

11	SEGMENTED INFORMATION

Substantially all of Avino’s operations are in one industry, the exploration of precious metals. All mineral property interests held by Avino are located in Canada.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

12	NET CHANGE IN NON-CASH CURRENT ASSETS AND LIABILITIES

	2003		2002
	$		$
Accounts receivable and prepaid expenses		(476)		1,638
Due from related parties		(477)		(33,002)
Accounts payable and accrued liabilities		(44,688)		263
Due to related parties		32,331		289,801

		(13,310)		258,700

13	SUBSEQUENT EVENT

Subsequent to the year end, the Company issued 83,000 shares for total proceeds of $48,140 on the exercise of stock options at a price of $ 0.58 per share.

14	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

	2003		2002		2001
Consolidated statements of operations	$		$		$
Loss for the year under Canadian GAAP		(186,991)		(3,290,582)		(1,118,491)
Adjustment of book value of securities to market (i)		305,005		89,750		(255,093)
Foreign exchange amortized (deferred) (ii)		-		5,859		(6,124)
Exploration and other expenses (iii)		(204,000)		723,607		(1,259)

Loss for the year under U.S. GAAP (iv)		(85,986)		(2,441,366)		(1,380,967)

Loss per share under U.S. GAAP (iv)		(0.20)		(0.50)		(0.30)

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

14	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2003		2002
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Consolidated balance sheets (vi)	$	$	$	$
Investments (i)	427,084	732,089	427,085	255,032

Other assets (ii)	-	-	37,843	33,995

Mineral properties interests (iii)	204,001	-	1,600,000	1,600,000

Debentures - Equity (v)	-	-	(194,702)	-

Deficit	(12,995,009)	(12,875,024)	(12,808,018)	(12,789,038)

(i) Investments

U.S. GAAP requires investments held for sale to be recorded at market. Canadian GAAP requires such investments to be recorded at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base.

(ii) Deferred foreign exchange gains and losses

Under U.S. GAAP, foreign exchange gains and losses are expensed in the period incurred. Under Canadian GAAP, foreign exchange gains and losses relating to long-term monetary items, such as the debentures payable, were deferred and amortized in the relevant years.

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

(v) Convertible debentures

U.S. GAAP requires that convertible debentures be classified entirely as a liability. Canadian GAAP requires that convertible debentures be split between their debt and equity components.

(vi)  Joint Venture

U.S. GAAP requires that joint ventures be accounted for using the equity method; however, the Securities and Exchange Commission permits the use of the proportionate consolidation method under IAS standards. Canadian GAAP requires that the proportionate consolidation method be used.