Form 20-F/A
period 2004-12-31
AVINO SILVER & GOLD MINES LTD
filed 2006-01-18
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F/A
Amendment No. 1
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

This Form 20-F/A is being filed by Avino Silver & Gold Mines Ltd. as Amendment No. 1 to its annual report on Form 20-F filed on July 22, 2005. The purpose of this Amendment No. 1 is to include the revised report of our independent registered public accounting firm. Except to reflect the changes described above, this Amendment No. 1 does not, and does not purport to, modify or update the disclosure contained in the annual report on Form 20-F.

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

Canadian GAAP	Year Ended January 31,
	2005	2004	2003	2002	2001
Summary of Operations:
Interest and miscellaneous Income	$41,999	$8,299	$197	$1,195	$643
Expenses
General and administrative	506,010	331,446	147,091	364,610	341,778
Write-down of mining Properties	-	-	-	1,664,905	-
Equity in loss of Mexican Affiliate	-	-	-	1,259,438	770,296
Loss in sale of Joint Venture	-	-	40,097	-	-
Wriet-down of investment	-	-	-	2,824	7,060
Due diligence review of Cia Minera
Mexicana de Avino, S.A. de C.V.	391,899	122,444	-	-	-
Net Income (loss) for year	(814,710)	(445,591)	(186,991)	(3,290,582)	(1,118,491)
Income (loss) per share	(0.08)	(0.06)	(0.03)	(0.68)	(0.24)

	As at January 31,
	2005	2004	2003	2002	2001
BalanceSheetData:
Total assets	3,084,430	3,522,548	814,546	2,239,468	5,026,775
Cash and term deposits	2,283,535	2,832,457	20,104	1,317	6,267
Note ("Debenture") payable	-	-	-	1,629,171	1,415,960
Total liabilities	206,173	305,170	380,070	2,032,601	1,865,914
Shareholders' equity	2,878,257	3,216,838	434,476	206,867	3,160,861

Number of Shares Issued	10,521,775	9,869,775	6,188,525	5,463,525	4,577,686

United States GAAP:
	Year Ended January 31,
	2005	2004	2003	2002	2001
SummaryofOperations:
Net Income (loss) per Canadian GAAP	$(814,710)	$(445,591)	$(186,991)	$(3,290,582)	$(1,118,491)
Adjustments	(132,600)	(20,100)	(204,000)	732,290	(7,383)
Net Income (loss) per US GAAP	(947,310)	(465,691)	(390,991)	(2,558,292)	(1,125,874)
Income (loss) per share per US GAAP	(0.09)	(0.07)	(0.07)	(0.52)	(0.25)

	As at January 31,
BalanceSheetData:	2005	2004	2003	2002	2001
Total assests under Canadian GAAP	3,084,430	3,522,548	814,546	2,239,468	5,026,775
Adjustments	(264,090)	624,675	101,004	(175,901)	(1,024,938)
Total assets under US GAAP	2,820,340	4,147,223	915,550	2,063,567	4,001,837
Total equity under Canadian GAAP	2,878,257	3,216,838	434,476	206,867	3,160,861
Adjustments	(264,090)	624,675	101,004	(175,901)	(1,024,938)
Total equity under US GAAP	2,614,167	3,841,513	535,480	30,966	2,135,923

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

1.1           Memorandum of Avino Silver & Gold Mines Ltd.*
1.2                                   Articles of Avino Silver & Gold Mines Ltd.*
12.1                                 Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.
12.2                                 Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.
13            Certificate under section 906.
___________________________
* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Financial Statements

January 31, 2005, 2004 and 2003

Vellmer & Chang
Chartered Accountants *
Suite 505 - 815 Hornby Street
Vancouver, B.C., V6Z 2E6, Canada
Tel: 604-687-3776, Fax: 604-687-3778
* denotes a firm of incorporated professionals

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

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

Dated: January 17, 2006                     AVINO SILVER & GOLD MINES LTD.

                                                         By:  /s/ David Wolfin
                                                                                                                                                         David Wolfin, President
                                                                                 (Chief Executive Officer)