Form 20-F
period 2006-01-31
AVINO SILVER & GOLD MINES LTD
filed 2006-07-31
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2006

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

Commission File Number 0-9266

AVINO SILVER & GOLD MINES LTD.
(Exact name of Company as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

455 Granville Street, Suite 400
Vancouver, British Columbia V6C 1T1, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding Common Shares as of January 31, 2006 was 11,962,075.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] Yes [X] No

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

*Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check on):
Large Accelerated File [ ] Accelerated Filer [ ] Non-Accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

Introduction

Avino Silver & Gold Mines Ltd., which we refer to as the "Company", was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1969, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the United States Securities Exchange Act of 1934, as amended, and changed its name to Avino Mines & Resources Limited. On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd. and affected a reverse stock split of one common share for every five common shares outstanding. On August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd. to better reflect the business of the Company of exploring for and mining silver and gold. Our principal executive office is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, Canada.

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

Currency

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US$" are to the lawful currency of the United States

Forward-looking Statements

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

Cautionary Note to United States Investors Concerning Estimate of Measured and
Indicated Mineral Resources

We advise United States investors that although the terms "measured resources" and "indicated resources" are recognized and required by Canadian regulations, the United States Securities and Exchange Commission, referred to as the "SEC", does not recognize them. United States investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

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

mineral resource
The estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood. Mineral resources are sub-divided in order of increasing geological confidence into "inferred", "indicated", and "measured" categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

mineralization	Usually implies minerals of value occurring in rocks.

net smelter or NSR Royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.

ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

outcrop	An exposure of rock at the earth's surface.

possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.

prefeasibility study and	Each means a comprehensive study of the viability of a mineral project that has
preliminary feasibility	advanced to a stage where mining method, in the case of underground mining, or study
the pit configuration, in the case of open pit mining, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

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

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.    Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended January 31, 2006, 2005, 2004, 2003 and 2002, is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended January 31, 2006, 2005 and 2004 are included in this Annual Report. The selected historical financial information for each year ended January 31, 2003 and 2002, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP". The financial statements included in Item 17 in this Annual Report are also prepared under Canadian GAAP. Included within these financial statements in Note 17 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, which is referred to as "US GAAP", which differ, among other things, in respect to the recording of the investments in marketable securities, deferred exploration expenditures and recognition of future income tax benefits on renouncement of Canadian exploration expenditures to flow-through investors.

Canadian GAAP	Year Ended January 31,
	2006	2005(1)	2004	2003	2002
		Restated
Summary of Operations:
Interest and miscellaneous Income	$46,073	$41,999	$8,299	$197	$1,195
Expenses
General and administrative	1,416,788	506,010	331,446	147,091	364,610
Write-down of mining Properties	103,342	-	-	-	1,664,905
Equity in loss of Mexican Affiliate	342,596	-	-	-	1,259,438
Loss in sale of Joint Venture	-	-	-	40,097	-
Write-down of investment	217,000	-	-	-	2,824
Due diligence review of Cia Minera Mexicana de Avino, S.A. de C.V.	355,921	391,899	122,444	-	-
Future income tax benefit	19,750	41,200	-	-	-
Net Income (loss) for year	(2,369,724)	(814,710)	(445,591)	(186,991)	(3,290,582)
Income (loss) per share	(0.22)	(0.08)	(0.06)	(0.03)	(0.68)

Weighted Average Number of Shares Outstanding	10,965,718	10,410,379	7,015,604	5,625,498	4,872,966

	As at January 31,
	2006	2005(1)	2004	2003	2002
		Restated
Balance Sheet Data:
Total assets	3,957,892	3,219,431	3,522,548	814,546	2,239,468
Cash and cash equivalents	3,067,011	2,283,535	2,832,457	20,104	1,317
Note ("Debenture") payable	-	-	-	-	1,629,171
Total liabilities	586,714	341,174	305,170	380,070	2,032,601
Shareholders' equity	3,371,178	2,878,257	3,216,838	434,476	206,867
_____________________________
(1) The accounts as at January 31, 2005 and have been restated to recognize an error in the accounting for the prospective application of the CICA Handbook Section 3870 "Stock-Based Compensation" in fiscal 2005. The Company had not recognized stock-based compensation to employees related to the fiscal year of 2003 in its restatement to beginning deficit as at January 31, 2005 in the amount of $186,992. Accordingly, the statement of operations and deficit for the year ended January 31, 2005 was restated to reflect an increase of $(186,992) in the restatement of beginning deficit from $(297,621) to $(484,613). The shareholders' equity accounts as at January 31, 2005 were restated to reflect a $186,992 increase to contributed surplus from $502,973 to $689,965 and a $186,992 increase to deficit from $(14,552,931) to $(14,739,923).

United States GAAP:	Year Ended January 31,
	2006	2005(1)	2004	2003	2002
		Restated
Summary of Operations:
Net Income (loss) per Canadian GAAP	$(2,369,724)	$(814,710)	$(445,591)	$(186,991)	$(3,290,582)
Adjustments	35,147	(132,600)	(20,100)	(204,000)	732,290
Net Income (loss) per US GAAP	2,404,871	(947,310)	(465,691)	(390,991)	(2,558,292)
Income (loss) per share per US GAAP	(0.22)	(0.09)	(0.07)	(0.07)	(0.52)

	As at January 31,
	2006	2005(1)	2004	2003	2002
		Restated
Balance Sheet Data:
Total assets under Canadian GAAP	3,957,892	3,219,431	3,522,548	814,546	2,239,468
Adjustments	(278,687)	(60,088)	624,675	101,004	(175,901)
Total assets under US GAAP	3,679,205	3,159,343	4,147,223	915,550	2,063,567

Total equity under Canadian GAAP	3,371,178	2,878,257	3,216,838	434,476	206,867
Adjustments	(278,687)	(60,088)	624,675	101,004	(175,901)
Total equity under US GAAP	3,092,491	2,818,169	3,841,513	535,480	30,966
_________________________
(1) The accounts as at January 31, 2005 and have been restated to recognize an error in the accounting for the prospective application of the CICA Handbook Section 3870 "Stock-Based Compensation" in fiscal 2005. The Company had not recognized stock-based compensation to employees related to the fiscal year of 2003 in its restatement to beginning deficit as at January 31, 2005 in the amount of $186,992. Accordingly, the statement of operations and deficit for the year ended January 31, 2005 was restated to reflect an increase of $(186,992) in the restatement of beginning deficit from $(297,621) to $(484,613). The shareholders' equity accounts as at January 31, 2005 were restated to reflect a $186,992 increase to contributed surplus from $502,973 to $689,965 and a $186,992 increase to deficit from $(14,552,931) to $(14,739,923).

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2002	1.5568	1.5915	1.6128	1.4933
2003	1.5655	1.5286	1.6112	1.5108
2004	1.3803	1.3265	1.5315	1.2690
2005	1.2961	1.2396	1.3970	1.1775
2006	1.2061	1.1436	1.2703	1.1436

The following table sets forth the high and low exchange rate for the past six months. As of July 18, 2006, the exchange rate was CDN$1.1335 for each US$1.

Month	High	Low
January 2006	1.1726	1.1436
February 2006	1.1577	1.1379
March 2006	1.1722	1.1320
April 2006	1.1718	1.1203
May 2006	1.1232	1.0989
June 2006	1.1241	1.0991

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production.

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended January 31, 2006, we had a net loss of $2,369,724 and an accumulated deficit on January 31, 2006 of $17,109,647. The Company has not generated revenues from operations since 1998 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company's properties will be placed in production or that the Company's operations will be profitable in the future.

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

There are no assurances that we can produce minerals on a commercially viable basis. The Company's ability to generate revenue and profit is expected to occur through exploration of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

Mining operations and exploration activities are subject to various federal, provincial and local laws and regulations. Laws and regulation govern the development, mining, production, importing and exporting of minerals, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, toxic substances, and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

Market price is highly speculative. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production of such properties.

Penny stock rules may make it more difficult to trade the Company's common shares. The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

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

Competition for recruitment and retention of qualified personnel. We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. If we require and are unsuccessful in acquiring additional personnel or other exploration resources, we will not be able to grow at the rate we desire or at all.

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

Political or economic instability or unexpected regulatory change. Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely effected by:
•	political instability and violence;
•	war and civil disturbances;
•	expropriation or nationalization;
•	changing fiscal regimes;
•	fluctuations in currency exchange rates;
•	high rates of inflation;
•	underdeveloped industrial and economic infrastructure;
•	changes in the regulatory environment governing mineral properties; and
•	unenforceability of contractual rights;
any of which may adversely affect our business in that country.

        We may be adversely affected by fluctuations in foreign exchange rates. We maintain our bank accounts mainly in Canadian and U.S. Dollars. Any appreciation in the currency of Mexico or other countries where we may carryout exploration activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. Dollar against the Canadian Dollar will result in a loss on our books to the extent we hold funds in U.S. Dollars.

Land Reclamation requirements. Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize the long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration we must allocate financial resources that might otherwise be spent on further exploration programs.

Litigation. Cia Minera Mexicana de Avino, S.A. de C.V., referred to as Cia Minera, a subsidiary of the Company, is subject to litigation with a lessor of mineral claims regarding past royalty payments. The outcome of this litigation is not determinable and may have a material adverse impact on the Company. For further information regarding this litigation, please see Note 6 of the financial statements included with this Annual Report at Item 17. The Company is not currently subject to any other litigation but it may become involved in disputes with other parties in the future which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

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

Dependence on management. We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

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

Limited and volatile trading volume. Although the Company's common shares are listed on the TSX Venture Exchange, referred to as the "TSX-V" and the Frankfurt Stock Exchange, referred to as the "FSE" and quoted in the United States on the OTC Bulletin Board, referred to as the "OTC BB", the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company's common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company's common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2006 fiscal year, the Company's common share price fluctuated between a low of $1.11 and a high of $2.29. Subsequent to the 2006 fiscal year, the Company's common share price has fluctuated between a low of $2.00 and a high of $4.48. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

Difficulty for United States investors to effect services of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Company's directors and officers are residents of Canada and all of the Company's assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4. Information on the Company

Cautionary Note to United States Investors

We describe our properties utilizing mining terminology such as "measured resources" and "indicated resources" that are required by Canadian regulations but are not recognized by the SEC. United States investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

A.    History and Development of the Company

The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1969, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the United States Securities Exchange Act of 1934, changing its name to Avino Mines & Resources Limited. On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd. and affected a reverse stock split of one common share for every five common shares outstanding. On August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd., its current name, to better reflect the business of the Company of exploring for and mining silver and gold.

We are a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in Canada, specifically British Columbia and the Yukon Territory, and in Mexico. Since fiscal 2001 we made aggregate principal capital expenditures of $605,879 on the properties in Canada. These capital expenditures consist of $103,243 which was spent on the Eagle property, $184,834 on the Aumax property, $159,575 on the Olympic-Kelvin property, $54,739 and on the Bralorne property $103,488 on the Minto property. The Avino Mine in Mexico is owned by Cia Minera of which the Company owns 88.25% of the issued and outstanding securities and is accounted for using the equity method in the financial statements. Since the suspension of operations at the Avino Mine, $515,816 has been spent on the care and maintenance of the mine.

On July 17, 2006, the Company completed the acquisition of Cia Minera, a Mexican corporation. The Company now owns 88.25% of Cia Minera. Consideration paid by the Company comprised an aggregate of 3,164,702 common shares of the Company at a deemed value of $1.00 per share. No individual vendor will receive more than 1,133,304 common shares. There are no work commitments or other payments required of the Company under the terms of the agreement, although the Company will effectively assume responsibility for the payment of Cia Minera's existing liabilities which, as of December 31, 2005, amounted to in excess of $1,630,000.

The principal executive office of the Company is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

B.    Business Overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver and gold exploration. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Mine. From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver and began acquiring silver properties in North America. The Company's most recent acquisitions, consisting of the Eagle property in Canada's Yukon Territory and the Aumax property in British Columbia, have produced positive assays for silver through drilling and sampling. The Avino Mine and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company's principal focus for the foreseeable future.

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

C.    Organizational Structure

The Company owns 88.25% of Cia Minera, a Mexican Corporation.

D.    Property, Plants and Equipment

The Company is exploring five silver and gold projects in Canada and Mexico. All of the Company's mineral property interests in Canada are wholly owned by the Company. In Mexico, the Company has a 88.25% interest in Cia Minera, a Mexican company which is involved in the mining of commercial ores and resource exploration and development, including the operation of the Avino Mine.

Eagle Property

Ownership. The Eagle property is wholly owned by the Company and was acquired in 2003 when it acquired its 100% interest in 14 quartz leases by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

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

Proposed Work Program. A study carried out in August of 2002 recommended geochemical and geophysical exploration to examine the continuity of the Eagle vein. Drilling and underground exploration would follow based on the success of the first work. A budget of $160,000 has been proposed to carry out further work on the Eagle property. Our management is presently considering this proposal.

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

The Company has placed a deposit of $1,500 at January, 2006 (2005:$Nil), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

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

History. The Company recommenced exploration on the Olympic-Kelvin property in January 2004, following up on work completed in 1988 that outlined two prospective areas for gold and silver, the Margarita Zone and the Enigma Zone.

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

The Company has placed a deposit of $1,500 at January, 2006 (2005:$Nil), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

Proposed Work Program. No further work is proposed at this time.

Minto Property

Ownership. The Minto Property is wholly owned by the Company and was acquired in early 1985 when it acquired its 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim. In fiscal 2002, the property was written down to a nominal value of $1.

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

A mechanized trenching program was carried out on the Minto Property in June, 2005 to test the Minto North and Jumper Zones. Seven trenches were excavated, sampled, mapped and reclaimed, usually in a one day period. Chip samples from all the trenches returned values from anomalous to economic levels in gold.

Proposed Work Program. The Minto Property has reached the stage where diamond drilling is required to explore the depth extension of gold-bearing shear zones established on surface by geochemistry and trenching via the Ponderosa, Winter, Rainbow, View and Minto North Zones. Some additional trenching is needed to define drill targets, especially in the Minto North Zone. A budget of $80,000 to $90,000 has been proposed to carry out further work at this property and the Olympic-Kelvin property and our management is presently considering the proposal.

Avino Mine

Ownership. The Company owns 88.25% of the issued and outstanding securities of Cia Minera, a company incorporated under the laws of Mexico. Cia Minera owns the Avino Mine. The Company acquired its 49% interest in Cia Minera in 1968 and the additional interest of 39.25% in July 2006.  The Company continues to consider its options with relation to the remaining equity interest.

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

History. On July 17, 2006, the Company completed the acquisition of an additional 39.25% equity interest on Cia Minera in consideration of the issuance of an aggregate of 3,164,702 common shares of the Company. As a result of this transaction, the Company increased its ownership in Cia Minera to 88.25% of total issued shares. There will be no change in the effective control of the Company as a result of this transaction. The Avino Mine operated from 1974 to 2001, producing about 497 tons of silver, three tons of gold, and 11,000 tons of copper until the suspension of mining operations in November 2001. Since that time, the mine plant and equipment have been on care and maintenance and the Company has spent $515,816 on the care and maintenance of the mine.

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

In April 2006, Wardrop Engineering Inc., which we refer to as "Wardrop", completed the study on "Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico", referred to as the "Wardrop Report". The Wardrop Report concluded the oxide tailing is amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merril Crowe precipitation of the silver and gold. The sulphide tailing would require sampling and further metallurgical test work before a proper assessment can be made.

The preliminary evaluation of the oxide tailings suggested the capital cost for a 500,000 ton per year, 4 year operation is US$16,200,000 and the cost to operate per ton of tailings is US$8,640,000. Capital Costs for a plant twice the size and half the life was US$22,700,000. The internal rate of return and the net present value favoured the 4 year operation.

The capital cost estimate includes a 25% contingency and it is based on new equipment. A reduction in capital cost can be accomplished with good used equipment.

The disclosure of the implied values is preliminary in nature and includes inferred mineral resources that are considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The heap leach process design in the study was based on a column test performed at Process Research Associates Limited from a composite of samples from the lower and middle bench. These samples were collected and documented in the October 2005 report entitled "A Tailings Resource" by Minestart Management Inc. for whom the qualified person was Bryan Slim, MBA, P. Eng. Recovery of silver and gold from the column test was 73% and 78.9% respectively after 81 days.

Mr. Rick Alexander P. Eng., an independent qualified person as defined by applicable Canadian rules has prepared the capital cost estimate and co-coordinated Wardrop's work on the Avino Tailings Project.

Proposed Work Program. We are currently completing a preliminary feasibility study for the recovery and processing of the oxide mine tailings deposited between 1974 and 1993. The Wardrop Report recommends perimeter test work on tailings and advance to pre-feasibility study.

Cia Minera. On July 17, 2006, the Company completed the acquisition of an additional 39.25% equity interest in Cia Minera. The Company now owns 88.25% of the total issued shares of Cia Minera.  The Company continues to consider its options with relation to the remaining equity interest.

Cia Minera leases four core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement and has filed a legal action claiming for royalties owing in the amount of approximately $3,531,731. Cia Minera has accrued $755,140 and has paid an additional $244,000 into trust on account of the royalties owing or past mineral production. The Company has been in discussions with the lessor to settle the accrued liability based on the fact that the mine has not operated since shut down in 2001 and it may not re-open if a settlement is not reached.  The Company is also in discussions with the remaining royalty holders.

The Company commenced an initial drill program in June 2006, consisting of nine NQ diameter diamond drill core holes totaling 3,200 meters. The holes will explore the down dip extension of silver, copper, gold are shoots in the Avino Vein system, which were mines by the Company between 1976 and 2001.

The Company is also currently mobilizing an IP geophysical team, who will run surveys over various showings and former producing mines in the mine area.

Other Properties. Exploration during the past few years on our Canadian projects was limited to drill programs on the Olympic-Kelvin property.

Bralorne Mine Property

On November 26, 1991, the Company acquired a 100% interest in a property consisting of 154 Crown granted mineral claims, five reverted Crown granted claims, four located mineral claims and two placer leases. These interests are collectively referred to as the "Bralorne Property". Pursuant to an option and joint venture agreement with Bralorne dated July 21, 1993 and amended on July 12, 1994, referred to as the "JV Agreement", Bralorne acquired the right to acquire a 50% interest in the Bralorne Property. We then entered into a further agreement with Bralorne Gold Mines Ltd., referred to as "Bralorne", dated July 21, 1995 under which the original JV Agreement was amended. Under the terms of the amended agreement, Bralorne acquired its 50% interest in the Bralorne Property. The Bralorne Property was then operated as a joint venture between the Company and Bralorne.

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

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2006, 2005 and 2004 should be read in conjunction with the financial statements and the related notes attached hereto (item 17).

A.    Operating Results

The Company's principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and future profitable production or sufficient proceeds from the disposition of its mineral properties. The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the Company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases, the Company, through its own efforts, stakes mineral claims or acquires exploration permits. In other cases the Company acquires an interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement, which requires the Company to make specific option payments and to incur a specified amount of exploration costs on the property. Once the Company has incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs, based on its percentage interest in the property, or suffer dilution of its interest. The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling. Once a property is determined to have limited exploration potential, the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high, the Company may seek a third party to earn an interest by furthering development. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit a large amount of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

Current Operations

The Company holds mineral claims in the Yukon and in British Columbia, Canada. The Company also holds an 88.25% equity interest in Cia Minera, a Mexican corporation which owns the Avino Mine, located in Durango, Mexico. The Company's 88.25% interest in Cia Minera consists of several mineral claims and leases and includes a silver mine. The mine operated from 1976 to 2001, producing about 497 tons of silver, three tons of gold, and 11,000 tons of copper. Depressed silver prices during the period 2000-2001 led to the suspension of mine operations at the end of 2001. Since 2001, the mine, plant and equipment have been on care and maintenance.

In the Yukon, the Company holds a 100% interest in 14 quartz leases known as the Eagle property located in the Mayo Mining Division. A quartz lease is for 21 years and the Company's leases expire on April 29, 2021.

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

Fiscal year ended January 31, 2006 compared to fiscal year ended January 31, 2005

Operating and administrative expenses

Operating and administrative expenses totaled $1,416,788 for the year ended January 31, 2006 compared with $506,010 for the year ended January 31, 2005, an increase of $910,778. In 2006 there was stock options granted to employees, directors and consultants of the Company which resulted in a stock-based compensation expense of $829,106 charged to operations compared to $ 81,540 in the year ended January 31, 2005. When stock-based compensation is removed from both periods, the increase in operating and administrative expenses for the year ended January 31, 2006 becomes $163,212. This increase was primarily a result of an increase of $106,012 in professional fees, office and miscellaneous costs of $23,455, salary and benefit of $4,219, shareholder and investor relations of $34,305 and $13,269 in travel and entertainment. There was a decrease in regulatory and compliance fees of $17,773.

Professional fees were extraordinarily high in year ended January 31, 2006 due to legal fees associated with completing SEC form 20-F filing requirements for each year dating back to 2001. As well there were legal fees associated with the Company being listed on the FSE. Shareholder investor relations expense was higher due to the increased amount of distribution of shareholder information. Travel costs were higher due to efforts associated with Cia Minera in Mexico and trips to Europe to attend trade shows and meet with potential investors.

Loss for the period

The loss for the year ended January 31, 2006 was $2,369,724 compared with a loss of $814,710 for the year ended January 31, 2005, an increase of $1,555,014. Higher operating and administrative expenses in the year ended January 31, 2006 as discussed above accounted for $910,778 of the increase. In addition, there were write-downs of $217,000 in marketable securities and $103,242 on the Eagle property. Because of less costs concerning the feasibility study in regards to the proposed acquisition of the remaining interest in Cia Minera, due diligence costs went from $391,899 in the year ended January 31, 2005 to $355,921 in the year ended January 31, 2006, a decrease of $35,978. Due diligence charged to operations during the year ended January 31, 2006 is comprised of $133,915 for geological and metallurgical services, $26,054 in professional fees and $195,952 for advances to Cia Minera on account of its operations compared to $128,419 for geological and metallurgical services, $22,964 in professional fees and $240,516 for advances to Cia Minera on account of its operations during the year ended January 31, 2005. Interest income increased from $41,999 in fiscal 2005 to $46,073 in fiscal 2006 as approximately $525,000 more cash was held in guaranteed investment certificates at January 31, 2006 compared to 2005. The difference is also attributed to slightly higher interest rates.

Fiscal year ended January 31, 2005 compared to fiscal year ended January 31, 2004

Operating and administrative expenses totaled $506,010 for the fiscal year ended January 31, 2005 compared with $331,446 for the fiscal year ended January 31, 2004, an increase of $174,564. The increase is primarily due to increases of $40,770 in stock based compensation, $39,808 in salaries and benefits, $14,140 in professional fees, $22,500 in management fees, $15,904 in office and miscellaneous expenses, $24,849 in travel and entertainment and $31,198 in shareholder and investor relations expenses. These increases are all attributed to increased efforts in promoting the Company and providing the framework to support increased exploration and development activities, including the pursuit of acquiring the remaining interest in Cia Minera.

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

B.    Liquidity and Capital Resources

At this time, the Company has no operating revenues and does not anticipate having any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company's ability to raise capital to acquire and explore resource properties.

At January 31, 2006 the Company had cash of $3,067,011 and working capital of $2,967,178. The Company expended $235,640 in the year on geological, assay, and general services on its Olympic/Kelvin, Aumax, and Minto properties. New equity raised by the exercising of 1,190,800 share purchase warrants in the year was $1,544,384 and by the exercising of 249,500 stock options was $261,175.

A portion of the shares issued through the exercising of warrants were flow-through shares. The commitment that the Company has to incur additional qualifying Canadian exploration expenditures because of these flow-through shares is $120,401 as at January 31, 2006. Of this amount, $32,001 was to be incurred by March 2006 and the remaining $88,400 is to be incurred by August 2007.

Subsequent to the January 31, 2006 year end, the Company successfully closed a private placement offering which raised gross proceeds of $10,000,000. Stock options and warrants have continued to be exercised as well subsequent to the year end which have generated additional cash.

The Company feels it has sufficient working capital to meet its current obligations and operating expenses. The Company has sufficient cash on hand at this time to finance planned exploration work on its mineral properties and maintain administrative operations. Mineral development is capital intensive, and in order to re-commence operations at Cia Minera, the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising new equity capital.

Our financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. Canadian GAAP also requires that investments available for sale be recorded at the lower of cost and market with long-term investments in marketable securities being written down to market when impairment is considered other than temporary, in which case the written down value becomes the new cost base. US GAAP requires investments available for sale to be recorded at market and unrealized holding gains or losses to be charged to comprehensive income or loss. See. Note 17 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

C.    Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D.    Trend Information

As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E.    Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F.    Tabular disclosure of contractual obligations

As at January 31, 2006, the Company had the following contractual obligations:

	Total	< 1 year	1-3 years	3-5 years	More than 5 years
Lease obligation	$6,040.80	$6,040.80	$-	$-	$-
Investor Relations	9,000.00	9,000.00	-	-	-
Total	15,040.80	15,040.80	-	-	-

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

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

The following is a list of the Company's directors and senior management as at July 12, 2006. The directors were re-elected by the Company's shareholders on July 14, 2006 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Lloyd Andrews Director/Chairman	Chairman and Director of Berkley Resources Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd.	June 2005(1)
Michael Baybak Director	A Business Consultant	June 1990
Gary Robertson	Certified Financial Planner, Director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	August 2005(2)
David Wolfin(3) Director/President

Director and VP Finance of Berkley Resources Inc., Director and VP Finance of Bralorne Gold Mines Ltd., Director of Coral Gold Resources Ltd., Mill Bay Ventures Ltd., and Cresval Capital Corp., and President and Director of Gray Rock Resources Ltd.
October 1995
Louis Wolfin(3) Director	Director and Chief Executive Officer of Bralorne Gold Mine Ltd., and Director of Berkley Resources Inc., Coral Gold Resources Ltd., Levon Resources Ltd., and Cresval Capital Corp.	August 1969
Connie Lillico Secretary	Secretary of Berkley Resources Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd. and Mill Bay Ventures Inc.; formerly an office administrator and paralegal	July 2004
______________________
(1) Lloyd Andrews was elected as a director of the Company on June 24, 2005.
(2) Director since August 2, 2005.
(3) Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.    Compensation

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year ended January 31, 2006, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. During the year ended January 31, 2006, the Company paid an aggregate of $60,000 to Intermark Capital Corp., a private company controlled by David Wolfin, president and director of the Company for management advisory services. The Company paid an aggregate of $2,000 to Frobisher Securities Ltd., a company controlled by Louis Wolfin, a director of the Company, referred to as "Frobisher", for management advisory services. The Company paid $30,000 to Wear Wolfin Design Ltd., a company controlled by Matt Wayrynen for management and advisory services. The Company paid an aggregate of $146,092 to ABC Drilling Services Inc., a private company whose common directors include Louis Wolfin, David Wolfin and William Kocken for drilling services, referred to as "ABC Drilling". The Company paid an aggregate of $20,433 to Bralorne, a related company whose common directors include Louis Wolfin and David Wolfin for exploration services. Incentive stock options, however, have been granted to non-executive directors and other insiders of the Company and are outstanding to purchase an aggregate of 934,800 common shares of the Company as follows as at July 12, 2006:

Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Louis Wolfin	34,800	$1.20	October 21, 2003	October 21, 2008
Louis Wolfin	100,000	$1.35	April 5, 2005	April 5, 2010
Louis Wolfin	180,000	$3.99	April 26, 2006	April 26, 2011
Michael Baybak	30,000	$1.20	October 21, 2003	October 21, 2008
Michael Baybak	100,000	$3.99	April 26, 2006	April 26, 2011
Michael Baybak	20,000	$1.35	April 5, 2005	April 5, 2010
David Wolfin	40,000	$1.35	April 5, 2005	April 5, 2010
David Wolfin	200,000	$3.99	April 26, 2006	April 26, 2011
Connie Lillico	27,500	$1.35	April 5, 2005	April 5, 2010
Connie Lillico	50,000	$3.99	April 26, 2006	April 26, 2011
Gary Robertson	30,000	$1.35	September 26, 2005	September 26, 2010
Gary Robertson	50,000	$3.99	April 26, 2006	April 26, 2011
Lloyd Andrews	22,500	$1.35	September 26, 2005	September 26, 2010
Lloyd Andrews	50,000	$3.99	April 26, 2006	April 26, 2011

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

The following table sets forth details of the compensation paid during the Company's fiscal year ended January 31, 2006 to its Chief Executive Officer and to other executive officers of the Company who received a combined salary and bonuses in excess of $150,000 (the "Named Executive Officers" during the year ended January 31, 2006).

Name/ Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			All Other Compensation $
					Awards		Payouts
		Salary $(2)	Bonus $	Other Annual Compensation $	Securities Under Options/ SARs Granted (#)	Restricted Shares/or Restricted Share Units $	LTIP Payouts $
David Wolfin President (CEO)	2006	60,000	Nil	Nil	100,000	Nil	Nil	1,389
___________________________
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

C.    Board Practices

The board of directors is currently comprised of five directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board's mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 12, 2006, the shareholders elected Messrs. Andrews, Baybak, Robertson, Wolfin and Wolfin as directors and reduced the number of directors from six to five.

The board has considered the relationship of each director to the Company and currently considers three of the five directors to be "unrelated" (Messrs. Andrews, Baybak and Robertson). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Two of the directors (Messrs. Wolfin and Wolfin) are related family members.

Procedures are in place to allow the board to function independently. At the present time the board has experienced directors that have made a significant contribution to the Company's success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independent of management and other directors.

Mandate of the Board of Directors, its Committees and Management

The role of the board is to oversee the conduct of the Company's business, including the supervision of management, and determining the Company's strategy. Management is responsible for the Company's day to day operations, including proposing its strategic direction and presenting budgets and business plans to the board of directors for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company's business. Management provides the board with periodic assessments as to those risks and the implementation of the Company's systems to manage those risks. The board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the audit committee, and in conjunction with its auditors, the board assesses the adequacy of the Company's internal control and management information systems. The board looks to management to keep it informed of all significant developments relating to or effecting the Company's operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal mandate for the board of directors and the chief executive officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the board. The board meets as required. The board and committees may take action at these meetings or at a meeting by conference call or by written consent.

Committees

Audit Committee

The audit committee assists the board in its oversight of the Company's financial statements and other related public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The committee has direct communications channels with the Company's auditors. The committee reviews the Company's financial statements and related management's discussion and analysis of financial and operating results. The committee can retain legal, accounting or other advisors.

The audit committee currently consists of three directors (Messrs. David Wolfin, Lloyd Andrews and Gary Robertson). Two of the members are unrelated and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

The board has adopted a charter for the audit committee which is reviewed annually and sets out the role and oversight responsibilities of the audit committee with respect to:

-
its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

-	determination of which non-audit services the external auditor is prohibited from providing;

-	the engagement, evaluation, remuneration, and termination of the external auditors;

-	appropriate funding for the payment of the auditor's compensation and for any advisors retained by the audit committee;

-	its relationship with and expectation of the internal auditor;

-	its oversight of internal control;

-	disclosure of financial and related information; and

-	any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

Compensation Committee

The compensation committee recommends to the board of directors the compensation of the Company's directors and the Chief Executive Officer which the compensation committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the compensation committee feels are similarly placed within the same business of the Company.

The compensation committee consists of two unrelated directors (Messrs. Robertson and Andrews) and one related director (Mr. D. Wolfin). It is intended that the compensation committee will eventually be comprised of solely unrelated directors.

Corporate Governance Committee

The corporate governance committee assists the board in establishing the Company’s corporate governance policies and practices generally, identifying individuals qualified to become members of the board, reviewing the composition and functioning of the board and its committees and making recommendations to the board of directors as appropriate. When considering nominees to the board the committee’s mandate requires that it consider the current composition of the board and give consideration to candidates having experience in the industry, life experience and background. The committee is also responsible for the Company’s corporate governance guidelines. The committee may retain legal or other advisors.

The corporate governance committee currently consists of three directors (Messrs. Lloyd Andrews, Gary Robertson and Louis Wolfin). Messrs. Andrews and Robertson are unrelated directors. It is intended that this committee will eventually be comprised solely of unrelated and independent directors.

D.    Employees

The Company has one employee located in Mexico.

E.     Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of July 14, 2006.

Name of Beneficial Owner	Number of Shares	Percent
Lloyd Andrews	7,500	*
Michael Bayback	2,700	*
Gary Robertson	12,500	*
David Wolfin	177,384	1.02%
Louis Wolfin	4,345	*
Connie Lillico	2,500	*
_______________
* Less than one percent

Options Granted to Directors and Officers During the Fiscal Year

Name of Director/Officer	Securities Under Option	Exercise Price	Purchase Price, if any	Expiration Date
David Wolfin	100,000	$1.35	N/A	April 5, 2010
Louis Wolfin	100,000	$1.35	N/A	April 5, 2010
Michael Baybak	20,000	$1.35	N/A	April 5, 2010
Connie Lillico	45,000	$1.35	N/A	April 5, 2010
Gary Robertson	30,000	$1.35	N/A	September 26, 2010
Lloyd Andrews	30,000	$1.35	N/A	September 26,2010

Outstanding Options

The following information, as of July 14, 2006, reflects outstanding options held by directors, officers, employees and consultants of the Company.

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Louis Wolfin	34,800	October 21, 2003	$1.20	October 23, 2008
Michael Baybak	30,000	October 21,2003	$1.20	October 23, 2008
David Wolfin	40,000	April 5, 2005	$1.35	April 5,2010
Matt Wayrynen	27,500	April 5, 2005	$1.35	April 5,2010
Louis Wolfin	100,000	April 5, 2005	$1.35	April 5,2010
Michael Baybak	20,000	April 5, 2005	$1.35	April 5,2010
Connie Lillico	27,500	April 5, 2005	$1.35	April 5,2010
Vivienne Ross	15,000	April 5, 2005	$1.35	April 5,2010

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Bill Smith	10,000	April 5, 2005	$1.35	April 5,2010
John Mullen	15,000	April 5, 2005	$1.35	April 5,2010
Florian Riedl-Riedenstein	15,000	April 5, 2005	$1.35	April 5,2010
Gary Robertson	30,000	September 26, 2005	$1.35	September 26, 2010
Lloyd Andrews	22,500	September 26, 2005	$1.35	September 26, 2010
George Duggan	120,000	March 15, 2006	$2.72	March 15, 2011
David Wolfin	200,000	April 26, 2006	$3.99	April 26, 2011
Louis Wolfin	180,000	April 26, 2006	$3.99	April 26, 2011
Matt Wayrynen	150,000	April 26, 2006	$3.99	April 26, 2011
Michael Baybak	100,000	April 26, 2006	$3.99	April 26, 2011
Lloyd Andrews	50,000	April 26, 2006	$3.99	April 26, 2011
Bill Kocken	50,000	April 26, 2006	$3.99	April 26, 2011
Gary Robertson	50,000	April 26, 2006	$3.99	April 26, 2011
Connie Lillico	50,000	April 26, 2006	$3.99	April 26, 2011
Kevin Bales	35,000	April 26, 2006	$3.99	April 26, 2011
Jim Baylis	25,000	April 26, 2006	$3.99	April 26, 2011
Jevin Werbes	25,000	April 26, 2006	$3.99	April 26, 2011
Jasman Yee	15,000	April 26, 2006	$3.99	April 26, 2011
Gloria Chan	10,000	April 26, 2006	$3.99	April 26, 2011
Florian Riedl-Riedenstein	10,000	April 26, 2006	$3.99	April 26, 2011
John Mullen	10,000	April 26, 2006	$3.99	April 26, 2011
Mercedes Ling	15,000	April 26, 2006	$3.99	April 26, 2011
Chris Sampson	15,000	April 26, 2006	$3.99	April 26, 2011
Stone’s Throw Capital Corp.	10,000	April 26, 2006	$3.99	April 26, 2011
Options held by officers and directors as a group	934,800

The Company currently maintains a formal stock option plan, referred to as the "Plan", under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company's issued capital from time to time. To date, stock options to purchase a total of up to 1,507,300 shares have been granted and remain outstanding under the Plan, leaving options for 548,073 available for issuance.

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of July 17, 2006, other than as stated below, the Company knew of no person who owned more than five (5%) percent of the outstanding shares of each class of the Company's voting securities.

Name	Number of Shares	Percentage

Fernando Ysita Del Hoyo	1,133,304	5.5%

B.	Related Party Transactions

During the year ended January 31, 2006, the Company paid an aggregate of $60,000 to Intermark Capital Corp., a private company controlled by David Wolfin, president and directory of the Company for management advisory services. The Company paid an aggregate of $2,000 to Frobisher, a company controlled by Louis Wolfin, a director of the Company, for management advisory services. The Company paid $30,000 to Wear Wolfin Design Ltd., a company controlled by Matt Wayrynen for management and advisory services. The Company paid an aggregate of $146,092 to ABC Drilling, a private company whose common directors include Louis Wolfin, David Wolfin and William Kocken for drilling services, referred to as "ABC Drilling". The Company paid an aggregate of $20,433 to Bralorne, a related company whose common directors include Louis Wolfin, David Wolfin and William Kocken for exploration services.

In 2005, $60,000 and $12,500 were paid as consulting fees to private companies owned each by a director of the Company.

The Company entered into a cost sharing agreement dated October 1, 1997, amended November 1, 2003, to reimburse Oniva International Services Corporation, referred to as "Oniva", for a variable percentage (2005 fixed percentage - 20%) 20% of its overhead expenses, to reimburse 100% of its out of pocket expenses incurred on behalf of the Company and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated by either party giving to the other party one months notice. During the year, a total of $163,328 was charged to operations in relation to the cost sharing agreement referred to above. In 2005, the amount was $124,146. Included in amounts due to related parties is an amount of $161,563 due to Oniva for expenses paid on behalf of the Company. In 2005 the amount was $273,500.

Included in the accounts payable and accrued liabilities of the Company is a balance of $1,379 payable to a director of a related company for reimbursement of expenses (2005-$4,003).

Avino's investment in Bralorne, consists of 179,149 common shares with a quoted market value of $324,259 as at January 31, 2006 (2005 - $465,787) and a carrying value of $205,848 as at January 31, 2006 (2005-$422,848). Avino's investment in Levon Resources Ltd. consists of 141,200 common shares with a quoted market value of $7,766 as at January 31, 2006 (2005 - $12,708) and a carrying value of $4,236 as at January 31, 2006 (2005-$4,236). These companies are related by way of common directors and common management.

A further amount due to related parties of $3,145 is due to Bralorne (2005 - $3,145). $16,710 (2005-Nil) is due to Frobisher Securities Ltd., a company controlled by Louis Wolfin.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due to related parties are non-interest bearing, non-secured and due on demand.

None of the Company's directors, executive or senior officers, proposed nominees for election as directors, or associates or affiliates of any of them, is or has been indebted to the Company at any time since the Company's last completed financial year, with the exception of $83,000 (2005 -$135,000) due from ABC Drilling. The amount due is non-interest bearing, unsecured and has not stated terms of repayment. The Company has also paid an exploration advance of $39,000 (2005- Nil) for future drilling services.

C.    Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A.    Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Auditors Report.
Balance Sheet for years ended January 31, 2006 and 2005.
Statement of Operations and Deficit for the years ended January 31, 2006, 2005, and 2004.
Statement of Cash flows for the years ended January 31, 2006, 2005, and 2004.
Notes to Financial Statements for the years ended January 31, 2006, 2005, and 2004.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.    Significant Changes

None.

Item 9. The Offer and Listing

A.    Offer and Listing Details

The common shares of the Company are listed on the TSX-V under the symbol "ASM", on the FSE under the symbol "GV6" and quoted in the United States on the OTC BB, under the symbol "ASGMF".

As of July 14, 2006, there were 723 holders of record in the United States holding 64.38% of the Company's outstanding common shares representing approximately 20.16% of the total shareholders. The Company's common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common shares.

The following sets forth the high and low prices expressed in Canadian Dollars on the TSX-V for the Company's common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V (Canadian Dollars)
Last Six Months	High	Low
June 2006	3.19	2.17
May 2006	4.48	2.65
April 2006	4.35	3.37
March 2006	4.10	2.50
February 2006	2.80	2.00
January 2006	2.29	1.65
2005-2006	High	Low
Fourth Quarter ended January 31, 2006	2.29	1.38
Third Quarter ended October 31, 2005	1.57	1.20
Second Quarter ended July 31, 2005	1.66	1.11
First Quarter ended April 30, 2005	1.99	1.18
2004-2005	High	Low
Fourth Quarter ended January 31, 2005	1.60	1.02
Third Quarter ended October 31, 2004	1.77	1.23
Second Quarter ended July 31, 2004	1.42	1.00
First Quarter ended April 30, 2004	2.50	1.25
Last Five Fiscal Years	High	Low
2006	2.29	1.11
2005	2.50	1.00
2004	3.00	0.33
2003	1.74	0.32
2002	0.75	0.18

B.    Plan of Distribution

Not Applicable.

C.    Markets

The common shares of the Company are listed on the TSX-V under the symbol "ASM", on the FSE under the symbol "GV6" and quoted in the United States on the OTC BB, under the symbol "ASGMF".

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

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the British Columbia Business Corporations Act or by the Memorandum or the Articles, required to be exercised by the Company in a general meeting.

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

The directors of the Company must be persons of the full age of 18 years. There is no minimum share ownership to be a Director. No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the British Columbia Securities Act or the British Columbia Mortgage BrokersAct canceled within the last five years.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holders representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, referred to as the "Investment Act", discussed below under "Item 10. Additional Information, D. Exchange Controls."

In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means: (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy; or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than the requisite majority of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company's articles or entering into a merger requires approval by a special resolution which means: (a) a resolution passed by a majority of not less than the requisite majority of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

Subsequent Events

Subsequent to the year end, the Company closed a non-brokered private placement of 5,000,000 units at a price of $2.00 per unit, referred to as the Offering, each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Offering entitles the investor to purchase one additional share at a price of $2.50 until March 20, 2008. The hold period for all securities issued under this private placement expires on July 21, 2006. The Company paid a total of $778,795 cash as finder's fees.

Subsequent to the year end, the Company entered into an agreement with National Media Associates, referred to as "National Media", to provide financial relations, media relations and public market development services. The agreement provides that the Company pay National Media the sum of US$6,000 per month plus expenses for a term of one year and issue 120,000 incentive stock options to the principal of National Media for the purchase of 120,000 common shares at an exercise price of $2.72 per share, exercisable on or before March 15, 2011. The agreement may be terminated after September 15, 2006 upon 30 days' notice by the Company. One of the directors of the Company is related to National Media Associates.

Subsequent to the year end, the Company has had 386,200 stock options exercised for total proceeds of $501,750 and 1,250 share purchase warrants exercised for total proceeds of $3,125.

Subsequent to the year end, the Company completed the acquisition of a further 39.25% equity interest in Cia Minera, in consideration for the issuance of 3,164,702 common shares of the Company. The Company now owns 88.25% of the total issued shares of Cia Minera.

C.    Material Contracts

The Company entered into a share exchange agreement dated for reference the 9th day of June, 2004 with Pedro Sanchez Mejorada, Fernando Ysita Del Hoyo, Francisco del Hoyo, Bernardo Ysita del Hoyo, Carlos Ysita del Hoyo, Manuel Ysita del Hoyo, Eduardo Ysita del Hoyo, Mercedes Ysita del Hoyo, Cia Minera and Promotora Avino, S.A. de C.V. in connection with the acquisition of the remaining 51% interest in Cia Minera. The consideration to be paid by the Company for the 51% interest consists of four million common shares of the Company. This agreement was subject to a number of conditions including a satisfactory due diligence review and final regulatory approval. The TSX-V approved the agreement on October 18, 2005 and the acquisition of an additional 39.25% interest in Cia Minera was completed on July 17, 2006 for consideration of 3,164,702 common shares of the Company. The Company now owns 88.25% of the total issued shares of Cia Minera and continues to consider its options with relation to the balance of interest.

Other than the foregoing, no other contracts have been entered into by the Company within the last two years outside the ordinary course of business.

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

E.    Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a "U.S. Holder". This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the "Tax Act", the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the "Treaty". Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

The Company believes that it is a passive foreign investment company, referred to as a "PFIC" for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company's shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company's assets.

Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a "qualified electing fund", referred to as a "QEF" (described below), or (ii) marks the stock to market (described below), the following rules apply:

1.
Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

2.
The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro-rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder's holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621, attaching said Form to its federal income tax return, and reflecting in the Form the information provided in the PFIC Annual Information Statement, or if the shareholder calculated the financial information, a statement to that effect. The PFIC Annual Information Statement must include the shareholder's pro-rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC's taxable year or information that will enable the shareholder to calculate its pro-rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro-rata shares of the PFIC's ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC's books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain. A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly for each taxable year to which the Section 1295 election applies must comply with the foregoing submissions.

Because the Company's stock is "marketable" under section 1296(e), a United States Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the United States Investor has marked to market, coordination rules for limited application will apply in the case of a United States Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations

Sections 951 through 964 and Section 1248 of the Internal Revenue Code, referred to as the "Code", relate to controlled foreign corporations, referred to as "CFCs". A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

The 10% United States shareholders of a CFC are subject to current United States tax on their pro-rata shares of certain income of the CFC and their pro-rata shares of the CFC's earnings invested in certain United States property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

The Company does not believe that it will be a CFC. It is possible that the Company could become a CFC in the future. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company

A corporation will be classified as a personal holding company, or a "PHC", if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States PHC tax of 15% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income) in addition to United States federal income tax.

The Company believes that it is not and will not be a PHC. However, no assurance can be given as to the Company's future status.

United States Information Reporting and Backup Withholding

Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 28% for 2006 unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

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

F.    Dividends and Paying Agents

Not Applicable.

G.    Statement by Experts

Not Applicable.

H.    Documents on Display

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission's website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

Copies of the Company's material contracts are kept in the Company's administrative headquarters.

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

Not Applicable.

Item 16A. Audit Committee Financial Expert

The board of directors determined that Mr. Gary Robertson is qualified as an Audit Committee Financial Expert. Mr. Robertson is independent as determined by the National Assocation of Securities Dealers listing standards.

Item 16B. Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.  In the event that it is determined a code of ethics is necessary, an appropriate code will be implemented.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the last three fiscal years was Vellmer & Chang, Chartered Accountants (formerly Hoogendoorn Vellmer, Chartered Accountants).

Audit Fees

The aggregate fees billed by Vellmer & Chang for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2006 was $33,000 and January 31, 2005 was $14,000.

Audit-Related Fees

The estimated aggregate fees to be billed for assurance and related services by the auditor that were reasonably related to the performance of the audit or review of the Company's financial statements for the year ended January 31, 2006 is $3,000. This amount is an estimate of travel expenses related to the Cia Minera audit. For the financial year ending January 31, 2005, the audit-related fees, consisting of travel expenses relating to the Cia Minera audit, was $2,042.

Tax Fees

There were no aggregate fees billed for tax compliance, tax advice and tax planning by the Company's independent auditors for the 2006 fiscal year. The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended January 31, 2005 was $1,200. The services comprising these fees include the preparation of corporate tax returns.

All Other Fees

The aggregate fees billed by the Company's independent auditors for advisory and review services relating to the Company's annual report on Form 20-F was $3,600 for the year ended January 31, 2006. There were no aggregate fees billed for any other professional services rendered by the Company's independent auditors for the fiscal year ended January 31, 2005.

The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2006. The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the audit committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following financial statements pertaining to the Company are filed as part of this annual report:

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit Number	Name
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2.	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act
13.2	Consent of Expert
15.1	Form 43 -101F1 Technical Report: Tailings Retreatment - Process Options*
___________________________
* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Financial Statements

January 31, 2006, 2005 and 2004

Vellmer & Chang
Chartered Accountants *

505 - 815 Hornby Street
Vancouver, B.C, V6Z 2E6
Tel: 604-687-3776, Fax: 604-687-3778
* denotes a firm of incorporated professionals

AUDITORS’ REPORT

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years ended January 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada            “Vellmer & Chang”
May 31, 2006        Chartered Accountants

COMMENTS BY AUDITORS ON
CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

In the United States of America reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 31, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditors’ report when these are adequately disclosed in the financial statements.

As discussed in Note 2 to the financial statements, the accounts as at January 31, 2005 have been restated to recognize an error in the accounting for the prospective application of the CICA Handbook Section 3870 “Stock-Based Compensation” in fiscal 2005. The Company had not recognized stock-based compensation to employees related to the fiscal year of 2003 in its restatement to beginning deficit as at January 31, 2005, resulting in an understatement of the beginning deficit of $186,992 and an understatement of contributed surplus as at January 31, 2005 of $186,992.

Vancouver, Canada                                                                           Vellmer & Chang”
July 26, 2006        Chartered Accountants

AVINO SILVER & GOLD MINES LTD.
Balance Sheets
As at January 31, 2006 and 2005
(In Canadian Dollars)

	2006	2005
ASSETS		(Restated)

Current
Cash and cash equivalents	$3,067,011	$2,283,535
Share subscriptions receivable (Note 8 (g))	56,732	-
Taxes recoverable	35,009	33,138
Prepaid expenses	13,544	22,348
Exploration advance (Note 10 (a))	39,000	-
	3,211,296	2,339,021

Office Furniture and Equipment (Note 4)	2,611	2,823
Reclamation Bonds (Note 5 (b), (d))	3,000	-
Mineral Properties Interests (Note 5)	447,899	315,501
Due from a Related Company (Note 10 (a))	83,000	135,000
Investment in Cia Minera Mexicana de Avino, S.A. de C.V. (Note 6)	1	1
Investments in Related Companies (Note 7)	210,085	427,085
	$3,957,892	$3,219,431

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 10 (c))	$62,700	$64,529
Due to related parties (Note 10 (b))	181,418	276,645
	244,118	341,174

Commitment toward equity interest in Cia Minera Mexicana de Avino, S.A. de C.V. (Note 6)	342,596	-
	586,714	341,174

SHAREHOLDERS' EQUITY

Share Subscriptions Received in Advance	247,730	-
Share Capital (Note 8 (a))	19,264,265	17,030,084
Contributed Surplus (Note 8 (b))	1,070,699	689,965
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
Deficit	(17,109,647)	(14,739,923)
	3,371,178	2,878,257
	$3,957,892	$3,219,431

NOTE 1 - NATURE OF OPERATIONS

Approved by the Board of Directors:

“Louis Wolfin” Director    “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Statements of Operations and Deficit
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	2006	2005	2004
		(Restated)
Operating and Administrative Expenses
Amortization	$980	$1,210	$711
Interest	-	65	7,798
Foreign exchange loss	(9)	(29)	3,786
Management fees	60,000	60,000	37,500
Office and miscellaneous	119,864	96,409	80,505
Professional fees	141,005	34,993	20,853
Regulatory and compliance fees	21,690	39,463	43,019
Salaries and benefits	73,529	69,310	29,502
Shareholder and investor relations	93,349	59,044	27,846
Stock-based compensation	829,106	81,540	40,770
Travel and entertainment	77,274	64,005	39,156
Loss from operations	(1,416,788)	(506,010)	(331,446)

Other income and expenses
Interest income	46,073	41,999	8,299
Write down of investment in related company	(217,000)	-	-
Write down of mineral properties interest	(103,242)	-	-
Due diligence review of Cia Minera Mexicana de Avino, S.A. de C.V (Note 6)	(355,921)	(391,899)	(122,444)
Equity in losses of Cia Minera Mexicana de Avino, S.A. de C.V. (Note 6)	(342,596)	-	-
Loss before income taxes	(2,389,474)	(855,910)	(445,591)
Future income tax benefit recognized on the renouncement of Canadian exploration expenditures (Note 9)	19,750	41,200	-
LOSS FOR THE YEAR	(2,369,724)	(814,710)	(445,591)
DEFICIT, beginning of year:	(14,739,923)	(13,440,600)	(12,995,009)
Adjustment for change in accounting for stock-based compensation (Notes 2 and 8(d))	-	(484,613)	-
RESTATED DEFICIT, beginning of year	(14,739,923)	(13,925,213)	(12,995,009)
DEFICIT, end of year	$(17,109,647)	$(14,739,923)	$(13,440,600)
BASIC AND DILUTED LOSS PER SHARE	$(0.22)	$(0.08)	$(0.06)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	10,965,718	10,410,379	7,015,604

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	2006	2005	2004
		(Restated)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	$(2,369,724)	$(814,710)	$(445,591)
Items not requiring cash in the period:
- Amortization	980	1,210	711
- Stock-based compensation	829,106	81,540	40,770
- Write-down of investment in related company	217,000	-	-
- Write-down of mineral property interest	103,242	-	-
- Equity loss in Cia Minera Mexicana de Avino, S.A. de C.V.	342,596	-	-
- Future income tax benefit recognized on the renouncement of Canadian exploration expenditures	(19,750)	(41,200)	-
	(896,550)	(773,160)	(404,110)

Net change in non-cash working capital items (Note 12)	(130,529)	14,849	64,124
	(1,027,079)	(758,311)	(339,986)

FINANCING ACTIVITIES
Shares subscriptions received in advance	247,730	-	-
Shares issued for cash	1,748,827	435,789	3,187,183
	1,996,557	435,789	3,187,183

INVESTING ACTIVITIES
Advances to a related company	52,000	(135,000)	-
Purchase of office equipment	(768)	-	(4,744)
Investment in reclamation bonds	(3,000)	-	(10,000)
Mineral property exploration expenditures	(234,234)	(91,400)	(20,100)
	(186,002)	(226,400)	(34,844)
Increase (decrease) in cash and cash equivalents	783,476	(548,922)	2,812,353
CASH AND CASH EQUIVALENTS, beginning of year	2,283,535	2,832,457	20,104
CASH AND CASH EQUIVALENTS, end of year	$3,067,011	$2,283,535	$2,832,457

	2006	2005	2004

SUPPLEMENTARY DISCLOSURE OF NON-CASH
FINANCING AND INVESTING ACTIVITIES
Share issuance costs paid by issuance of shares	$-	$-	$220,225
Stock-based compensation	829,106	81,540	40,770
Future income tax benefit recognized on the renouncement of Canadian exploration expenditures	19,750	41,200	-

SUPPLEMENTARY DISCLOSURE OF
STATEMENTS OF CASH FLOWS INFORMATION
Interest expense	$-	$65	$7,798
Income taxes	-	-	-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 1 - NATURE OF OPERATIONS

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

Avino owns 49% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine has been shut down since November 2001, when operations became uneconomical (Note 6).

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

NOTE 2 - RESTATEMENT OF FINANCIAL STATEMENTS

The accounts as at January 31, 2005 and have been restated to recognize an error in the accounting for the prospective application of the CICA Handbook Section 3870 “Stock-Based Compensation” in fiscal 2005. The Company had not recognized stock-based compensation to employees related to the fiscal year of 2003 in its restatement to beginning deficit as at January 31, 2005 in the amount of $186,992. Accordingly, the statement of operations and deficit for the year ended January 31, 2005 was restated to reflect an increase of $(186,992) in the restatement of beginning deficit from $(297,621) to $(484,613). The shareholders’ equity accounts as at January 31, 2005 were restated to reflect a $186,992 increase to contributed surplus from $502,973 to $689,965 and a $186,992 increase to deficit from $(14,552,931) to $(14,739,923).

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)    Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at January 31, 2006, the Company has cash and cash equivalents in the amount of $2,967,011 (2005 - $2,223,535), which are over the federally insured limit of $100,000 (2005 - $60,000). As at January 31, 2006 $542,728 (2005 - $283,535) was held as cash and $2,524,283 (2005 - $2,000,000; ) was held in short term guaranteed certificates.

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

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v)	Foreign currency translation

The Company’s functional currency is Canadian dollars. Foreign currency balances of the Company are translated into Canadian dollars using the temporal method as follows:

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

In fiscal 2006, the Company assessed its Mexican affiliate Cia Minera to have become an integrated foreign operation, due to its continuing dependence on support from Avino. The Company commenced to use the temporal method to translate the operations of Cia Minera into Canadian dollars, as detailed above. This change in accounting policy from the current rate method is applied prospectively as at January 31, 2005. The translated amounts for non-monetary items as at December 31, 2004 became the historical cost basis for those items in the year ended January 31, 2006 and subsequently.

(vi)	Financial instruments

The Company’s financial instruments include cash and cash equivalents, share subscriptions receivable, taxes recoverable, exploration advance, amounts due from a related company, accounts payable and accrued liabilities, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest or credit risk. It is subject to currency risk to the extent that the operations of its Mexican affiliate Cia Minera are conducted in Mexican currency.

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

The Company has adopted the CICA Emerging Issues Committee Abstract 146 (“EIC-146”) Flow-Through Shares and accordingly recognizes a future income tax liability on the renouncement of Canadian exploration expenditures to its flow-through share investors on the date the renouncement is filed with Canadian taxation authorities. The Company further recognizes in operations the benefit of previously unrecorded future income tax assets on the renouncement of Canadian exploration expenditures to its flow-through share investors.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees. The cumulative effect of the non-recognized fair value of stock options granted to employees in the periods from February 1, 2002 to January 31, 2003 and February 1, 2003 to January 31, 2004, in the amounts of $186,992 and $297,621 respectively, have been charged to opening deficit in the 2005 fiscal year without restatement of prior periods (see Notes 2 and 8(d)).

(x)   Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. Treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(xi)      Site restoration liability

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as “site restoration costs”, in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at January 31, 2006 (2005 - $nil).

(xii)        Long-lived assets impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 4 - OFFICE FURNITURE AND EQUIPMENT

	2006			2005
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$5,512	$(2,901)	$2,611	$4,744	$(1,921)	$2,823

NOTE 5 - MINERAL PROPERTIES INTERESTS

Mineral properties interests’ costs are comprised of the following:

	2006	2005
Eagle property (Note 5 (a)):
Acquisition cost, beginning of year	$100,000	$100,000
Additions	-	-
Acquisition cost, end of year	100,000	100,000
Exploration and development, beginning of year	3,243	51
Assays	-	961
Travel	-	2,231
Exploration and development, end of year	3,243	3,243
	103,243	103,243
Less accumulated write-down	(103,242)	-

Total	$1	$103,243

Balance carried forward	$1	$103,243

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES INTERESTS (Continued)

	2006	2005
Balance brought forward	$1	$103,243

Aumax property (Note 5 (b)):
Acquisition cost, beginning of year	$104,000	$104,000
Additions	-	-
Acquisition cost, end of year	104,000	104,000
Exploration and development, beginning of year	16,815	1,467
Assays	488	2,910
Assessment / taxes	2,965	780
Drilling	40,782	-
Field supplies and services	11,721	-
Geological	8,063	11,658
Exploration and development, end of year	80,834	16,815

Total	184,834	120,815

Minto property (Note 5 (c)):
Acquisition cost, beginning of year	129,400	129,400
Additions	-	-
Acquisition cost, end of year	129,400	129,400
Exploration and development, beginning of year	238,043	238,043
Assays	8,833	-
Drilling	65,394	-
Field supplies and services	14,114	-
Geological	15,147	-
Exploration and development, end of year	341,531	238,043
	470,931	367,443
Less accumulated write-down	(367,442)	(367,442)

Total	103,489	1

Olympic-Kelvin property (Note 5 (d)):
Acquisition cost, beginning of year	93,500	93,500
Additions	-	-
Acquisition cost, end of year	93,500	93,500
Exploration and development, beginning of year	359,012	286,152
Assay	1,837	-
Drilling	48,220	45,903
Field supply and services	-	1,025
Geological	12,349	25,932
Surface work	5,727	-
Exploration and development, end of year	427,145	359,012
	520,645	452,512
Less accumulated write-down	(361,070)	(361,070)

Total	159,575	91,442
Total mineral properties interests	$447,899	$315,501

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES INTERESTS (Continued)

(a)	Eagle property

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

(b)	Aumax property

In 2003 the Company acquired a 100% interest in 6 Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. The Company has placed a deposit in the amount of $1,500 at January 31, 2006 (2005: $Nil), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

(c)   Minto property

The Company has a 100% interest in 8 Crown granted mineral claims, 8 reverted Crown granted mineral claims and one located mineral claim, located in the Lillooet Mining Division of British Columbia. The property was written down to a nominal value of $1 in fiscal 2002. Avino recommenced exploration of the property in fiscal 2006 and costs incurred since then have been deferred.

(d)   Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. The Company has placed a deposit in the amount of $1,500 at January 31, 2006 (2005: $Nil), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

Avino recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

NOTE 6 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

	2006	2005

Cia Minera Mexicana de Avino, S.A. de C.V. (”Cia Minera”)	$1	$1

Avino owns 49% of the issued common shares of Cia Minera, a private company incorporated in Mexico. Cia Minera was involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine in the Province of Durango, Mexico. Cia Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

During the year ended January 31, 2005 Avino signed an agreement to purchase the remaining 51% of the issued common shares of Cia Minera by issuing 4,000,000 of its common shares, subject to the conditions of completing a due diligence review and obtaining approval of the TSX Venture Exchange (“TSX”) for the transaction. The share purchase agreement was accepted for filing by the TSX in October of 2005. The Company has not yet completed the transaction and its equity interest in Cia Minera continues to be 49% of the issued shares.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 6 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

During the years ended January 31, 2006 and 2005, Avino has incurred due diligence costs on its intended purchase of Cia Minera as follows:

	2006	2005	2004
Geological assessment	$133,915	$128,419	$16,261
Professional fees	26,054	22,964	26,835
Advances to Cia Minera for its operations	195,952	240,516	79,348

	$355,921	$391,899	$122,444

The Company continues to account for its 49% investment in Cia Minera using the equity method. Prior to fiscal 2006, the Company had determined that it did not have a commitment or obligation towards Cia Minera and accordingly did not recorded its equity interest in the losses of Cia Minera. During fiscal 2006 the Company determined that it has an intended commitment towards Cia Minera. Accordingly, it has commenced to recognize in operations its equity interest in the previously unrecorded losses of Cia Minera, with the equity interest in the losses first being applied towards prior period advances and investments in Cia Minera which were previously charged to operations. In fiscal 2006, Avino has recognized into operations its interest in previously unrecorded equity losses of Cia Minera in the amount $342,596.

On December 16, 2005, Cia Minera sold its two subsidiaries Minera San Miguel de Coneto, S.A. de C.V. and Inmobiliaria MMA, S.A. de C.V. (“the Subsidiaries”) to an officer and director of Cia Minera in exchange for the settlement of debt due to him and companies owned by him. The financial statements of Cia Minera reflect the financial position and results of operations of only Cia Minera as at December 31, 2005. The sale of the Subsidiaries was recorded as a discontinuance of operations in the below disclosed financial statements, where the Subsidiaries’ assets and liabilities have been shown segregated as assets and liabilities of discontinued operations as at December 31, 2004; the Subsidiaries’ income and expenses have been segregated as discontinued operations in the statement of operations during the years ended December 31, 2005 and 2004.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 6 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

The summarized balance sheet and income statement of Cia Minera applying Canadian generally accepted accounting principles as at December 31, 2005 and 2004 are as follows:

	2005	2004
ASSETS
Current Assets
Cash	$29,983	$400
Accounts receivable	1	1
Taxes recoverable	3,887	3,398
Prepaid expenses	6,554	6,544
Assets of discontinued operations	-	202,605
	40,425	212,948
Long Term Investment in Securities	2	2
Mineral Properties Interests	1	1
Property, Plant and Equipment	72,881	204,165
Incorporation costs	-	1,707
	$113,309	$418,823

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$924,528	$1,007,824
Taxes payable	244,371	244,002
Liabilities of discontinued operations	-	558,563
	1,168,899	1,810,389
Due to Avino	461,596	264,183
	1,630,495	2,074,572

SHAREHOLDERS’ DEFICIENCY
Share Capital	680,400	680,400
Contributed Surplus	169,242	169,242
Deficit	(2,366,828)	(2,505,391)

	(1,517,186)	(1,655,749)

	$113,309	$418,823

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 6 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

	2005	2004	2003

Operating Expenses
General office and administrative	$59,930	$55,788	$487,792
Bank charges and interest	699	825	25,053
	(60,629)	(56,613)	(512,845)
Other Income and Expenses
Other income	19,175	-	2,092
Foreign exchange gain (loss)	(506,799)	133,237	(17,976)
Write-down of incorporation costs	(1,755)	-	-
Write-down of long term investment in marketable securities	-	-	(285,514)
Write-down of taxes recoverable	-	(35,076)	(233,838)
Write-down of mineral property interests	-	-	(4,687)
Write-down of fixed assets	(74,921)	(104,189)	(908,609)
Loss Before Discontinued Operations	(624,929)	(62,641)	(1,448,532)

Discontinued Operations	763,492	(290,703)	(308,353)

GAIN (LOSS) FOR THE YEAR	138,563	(353,344)	(1,756,885)

DEFICIT, beginning of the year	(2,505,391)	(2,152,047)	(395,162)

DEFICIT, end of the year	$(2,366,828)	$(2,505,391)	$(2,152,047)

There were no material transactions for the one month period of January 2006 requiring disclosure in these financial statements.

Cia Minera has been shut down since 2002. It does not have self-sustaining operations and is dependent upon the financial support of its shareholders to re-commence its operations, to re-commence exploration for economically recoverable mineral reserves and to re-develop its mining and processing operations. It is not determinable whether Cia Minera’s shareholders will be able to provide the financial support to continue the financing of Cia Minera’s operating losses until it has reached self-sustaining operations.

As at December 31, 2005 Cia Minera is subject to the following contingency:

Cia Minera leases 4 core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties owing in the amount of approximately $Mexican pesos 32,651,905 ($Cdn 3,531,731). Cia Minera has accrued $Cdn 755,140 on account of the royalties owing. It holds the position that it has fully provided for the royalty liability in its accounts, and contesting the action vigorously in court. The likely outcome of the claim is not determinable at this time.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 7 - INVESTMENTS IN RELATED COMPANIES

	2006	2005
Investments carried at cost:

Bralorne Gold Mines Ltd.	$205,848	$422,848
Levon Resources Ltd.	4,236	4,236
Oniva International Services Corporation	1	1
	$210,085	$427,085

Bralorne Gold Mines Ltd. (“Bralorne”)

Avino’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $324,259 as at January 31, 2006 (2005 - $465,787). Bralorne is a public company with common directors. The investment in Bralorne was written down by $217,000 due to a decline in value that is estimated to be other than temporary.

Levon Resources Ltd. (“Levon”)

Avino’s investment in Levon consists of 141,200 common shares with a quoted market value of $7,766 as at January 31, 2006 (2005 - $12,708). Levon is a public company with common directors.

Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by common directors and management. See Note 15 for disclosure on the Company’s a commitment to Oniva.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 8 - SHARE CAPITAL

(a)    Authorized: Unlimited common shares without par value

Issued:
	2006		2005
	Shares	Amount	Shares	Amount

Balance, beginning of year	10,521,775	$17,030,084	9,869,775	$16,574,340
Shares issued for cash:
- Stock options:
- consideration received	-	-	-	10,549
- exercise of stock options	249,500	261,175	145,000	161,600
- Warrants:
- exercise of warrants	1,190,800	1,544,384	507,000	263,640
Stock-based compensation on the exercise of stock options (Note 8(b))	-	448,372	-	61,155
Future income tax liability on renouncement of Canadian exploration expenditure to flow-through share investors (Note 9)	-	(19,750)	-	(41,200)

	1,440,300	2,234,181	652,000	455,744

Balance, end of year	11,962,075	$19,264,265	10,521,775	$17,030,084

(b)    Contributed surplus

	2006	2005
		(restated)
Balance, beginning of year	$689,965	$184,967
Stock-based compensation on stock options granted during the year	829,106	81,540
Adjustment for change in accounting for stock-based compensation (Note 8(d))	-	484,613
Stock-based compensation on stock options exercised during the year (Note 8(a))	(448,372)	(61,155)

Balance, end of year	$1,070,699	$689,965

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 8 - SHARE CAPITAL (Continued)

(c)    Warrants

	Underlying Shares	Weighted Average Exercise Price

Warrants outstanding, January 31, 2004	2,940,250	$1.28
Exercised	(507,000)	$0.52

Warrants outstanding, January 31, 2005	2,433,250	$1.44
Exercised	(1,190,800)	$1.30
Expired	(1,242,450)	$1.58
Warrants outstanding, January 31, 2006	-	-

The following share purchase warrants were outstanding as at January 31st:

Expiry Date	Exercise Price	Warrants Outstanding 2006	Warrants Outstanding 2005
August 14, 2005	$0.52	-	318,000
December 19, 2005	$1.58	-	2,115,250

(d)    Stock options:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, January 31, 2004	615,000	$1.01
Exercised	(145,000)	$1.11
Expired	(20,000)	$1.20

Stock options outstanding, January 31, 2005	450,000	$1.09
Granted	642,500	$1.35
Exercised	(249,500)	$1.05
Expired or cancelled	(30,000)	$1.20

Stock options outstanding, January 31, 2006	813,000	$1.31

The following stock options were outstanding as at January 31st:

Expiry Date	Exercise Price	Stock Options Outstanding 2006	Stock Options Outstanding 2005
October 23, 2007	$0.58	-	80,000
October 21, 2008	$1.20	233,000	370,000
April 5, 2010	$1.35	510,000	-
September 26, 2010	$1.35	70,000	-

As at January 31, 2006 there were 798,000 exercisable stock options and as of January 31, 2005 there were 450,000 exercisable stock options.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 8 - SHARE CAPITAL (Continued)

(d)    Stock options (continued):

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

Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees. The cumulative effect of the non-recognized fair value of stock options granted to employees in the periods from February 1, 2002 to January 31, 2003 and February 1, 2003 to January 31, 2004, in the amounts of $186,992 and $297,621 respectively, have been charged to opening deficit in the 2005 fiscal year without restatement of prior periods (see Notes 2 and 8(b)).

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

The Company did not grant any stock options in fiscal 2005.

In the first quarter of fiscal 2006, the Company granted 572,500 shares to directors, officers, employees and consultants of the Company, having a remaining life of 5 years and exercisable at a price of $1.35 per share, and recognized stock-based compensation totaling $739,056 relating to the fair value of the stock options which vested in 2006. In the third quarter of 2006, the Company granted 70,000 shares to directors and employees of the Company, having a remaining life of 5 years and exercisable at a price of $1.35 per share. The Company recognized stock-based compensation totaling $90,050 relating to the fair value of these stock options in 2006.

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

The fair value of the options granted in 2006 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.3% - 3.5%, dividend yield of 0%, weighted average volatility factor of 159% - 201%, and an expected average life of 3 years. The weighted average grant date fair value of the stock options granted in fiscal 2006 was $1.33.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 8 - SHARE CAPITAL (Continued)

(d)    Stock options (continued):

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

As at January 31, 2006, the Company has a commitment to incur a further $120,401 of qualifying Canadian exploration expenditures (“CEE”), as defined in the Canadian Income Tax Act, pursuant to the terms of the exercise of flow-through share purchase warrants. $32,001 of the CEE is to be incurred by March 2006 and the remaining CEE of $88,400 is to be incurred from April 2007 to August 2007.

(f)	Flow-through warrants

Included in the warrants detailed in note 8 (c) are flow-through warrants as follows:

	Underlying Shares	Weighted Average Exercise Price

Flow-through warrants outstanding, January 31, 2004	390,000	$0.52
Exercised	(220,000)	$0.52

Flow-through warrants outstanding, January 31, 2005	170,000	$0.52
Exercised	(170,000)	$0.52

Flow-through warrants outstanding, January 31, 2006	-	-

The following flow-through warrants were outstanding as at January 31st:

Expiry Date	Exercise Price	Flow-through Warrants Outstanding 2006	Flow-through Warrants Outstanding 2005

August 14, 2005	$0.52	-	170,000

(g)    After January 31, 2006, the Company received $56,732 on account of 43,500 stock options  having been exercised before January 31, 2006.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 9 - INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The components of the net future tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2006	2005	2004
Statutory rate	34.5%	36%	39%

Income taxes recovered at the Canadian statutory rate	$817,555	$293,000	$170,000

Less permanent differences:
Stock-based compensation	(286,042)	(29,400)	-
Equity interest in net loss of Cia Minera Mexicana de Avino, S.A. de C.V.	(118,200)

Less temporary differences:
Write-down of investment	(74,900)	-	-
Write-down of mineral property	(35,600)	-	-
Geological exploration expenditures	(45,000)	-	-

Benefit of tax losses not recognized in year
- valuation allowance	(257,813)	(263,600)	(170,000)

Benefit of future income tax asset recognized on renouncement Canadian exploration expenditures to flow-through share investors	19,750	41,200	-

Future income tax recovery (expense) recognized in the year	$19,750	$41,200	$-

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2006	2005

Operating loss carry forwards, expiring 2007 - 2016	$1,244,000	$1,145,000
Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of mineral properties	508,000	604,000

Undeducted capital cost allowance	69,700	73,500

Future tax assets	1,821,700	1,822,500

Less: valuation allowance	(1,821,700)	(1,822,500)

Net tax assets	$-	$-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 10 - RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)
The balance due from a related company of $83,000 (2005 - $135,000) is due from ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company that is a 100% owned subsidiary of Oniva. The amount due is non-interest bearing, unsecured and has no stated terms of repayment. The Company has also paid an exploration advance of $39,000 (2005 - $Nil) for future drilling services.

(b)	Due to related parties comprises the following accounts payable:

	2006	2005

Bralorne	$3,145	$3,145
Frobisher Securities Ltd. - company controlled by a director	16,710	-
Oniva	161,563	273,500

	$181,418	$276,645

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

(c)	Included in accounts payable and accrued liabilities is a balance of $1,379 payable to a Director of a related company for reimbursement of expenses (2005 - $4,003).

(d)	Oniva provides the Company with certain office and administrative services. Oniva is a private company controlled by a Director of the Company.

The Company paid or accrued the following amounts for administrative services and expenses to Oniva:

	2006	2005	2004

Salaries and benefits	$73,529	$59,884	$29,298
Office and miscellaneous	89,799	64,262	56,861

	$163,328	$124,146	$86,159

(e)    The Company paid or accrued the following amounts for management and consulting to related companies, as follows:

	2006	2005	2004

Intermark Capital Corp. - company controlled by a director of the Company	$60,000	$60,000	$30,000
Dawn Pacific Management Ltd. - company controlled by an officer	-	-	9,000
Frobisher Securities Ltd.	2,000	-	7,500
Wear Wolfin Design Ltd. - company controlled by a director of a related company	30,000	12,500	-

	$92,000	$72,500	$46,500

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 10 - RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(f)	The Company paid or accrued $146,092 (2005 - $Nil) to ABC Drilling for drilling services and $20,433 (2005 - $Nil; 2004 - $Nil) to Bralorne for exploration services.

All related party transactions are recorded at the value agreed upon by the Company and the related party.

NOTE 11 - SEGMENTED INFORMATION

Substantially all of the Company’s operations are in one industry, the exploration of precious metals. All mineral property interests held directly by the Company are located in Canada.

NOTE 12 - NET CHANGE IN NON-CASH CURRENT ASSETS AND LIABILITIES

	2006	2005	2004
		(restated)
Net change in non-cash working capital balances:
Taxes recoverable	$(1,871)	$(13,432)	$(18,892)
Prepaid expenses	8,804	(10,066)	(10,056)
Due from related parties	-	2,884	157,432
Exploration advance	(39,000)	-	-
Accounts payable and accrued liabilities	(3,235)	19,047	29,555
Due to related parties	(95,227)	16,416	(93,915)
	$(130,529)	$14,849	$64,124

NOTE 13 - COMPARATIVE FIGURES

Certain fiscal 2004 and 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2006.

NOTE 14 - SUBSEQUENT EVENTS

Subsequent to January 31, 2006, the following events occurred:

(i)
The Company closed a non-brokered private placement of 5,000,000 units at a price of $2.00 per unit (the “Offering”), each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Offering entitles the investor to purchase one additional share at a price of $2.50 until March 20, 2008. The hold period for all securities issued under this private placement expires on July 21, 2006. The Company paid a total of $778,795 cash as finder’s fees.

(ii)
The Company entered into an agreement with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The agreement provides that the Company pay National Media the sum of US$6,000 per month plus expenses for a term of one year and issue 120,000 incentive stock options to the principal of National Media for the purchase of 120,000 common shares at an exercise price of $2.72 per share, exercisable on or before March 15, 2011. The agreement may be terminated after September 15, 2006 upon 30 days' notice by the Company. One of the directors of the Company is related to National Media Associates.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 14 - SUBSEQUENT EVENTS (Continued)

(iii)	The Company has had 386,200 stock options exercised for total proceeds of $501,750 and 1,250 share purchase warrants exercised for total proceeds of $3,125.

NOTE 15 - EVENT SUBSEQUENT TO DATE OF AUDITOR’S REPORT

On July 17, 2006, the Company acquired of a further 39.25% equity interest in Cia Minera in consideration for the issuance of 3,164,702 common shares of the Company. The Company’s equity interest in Cia Minera is 88.25% upon completion of the acquisition.

NOTE 16 - COMMITMENTS

The Company entered into a 12 month Investor Relations Agreement on July 1, 2005 with Investors Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses (2005 - $nil)

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage (2005 fixed percentage - 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses (Note 10 (d)). The agreement may be terminated with one-month notice by either party.

NOTE 17 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

	2006	2005
Consolidated balance sheets		(restated )

Total assets under Canadian GAAP	$3,957,892	$3,219,431

Share subscriptions receivable (i)	(56,732)	-
Deferred exploration expenditures (iv)	(343,896)	(111,499)
Investments (ii)	121,941	51,411

Total assets under US GAAP	3,679,205	3,159,343

Total equity under Canadian GAAP	3,371,178	2,878,257

Share subscriptions receivable (i)	(56,732)	-
Deferred exploration expenditures (iv)	(343,896)	(111,499)
Investments (ii)	121,941	51,411

Total equity under US GAAP	$3,092,491	$2,818,169

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 17 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2006	2005	2004
Consolidated statements of operations
Loss for year under Canadian GAAP	$(2,369,724)	$(814,710)	$(445,591)
Future income tax benefit on renouncement of qualified Canadian exploration expenditures (iii)	(19,750)	(41,200)	-
Exploration expenses (iv)	(232,397)	(91,400)	(20,100)
Write-down of investment (ii)	217,000	-	-

Net loss for the year under U.S. GAAP (v)	(2,404,871)	(947,310)	(465,691)
Comprehensive income (loss) items:
Unrealized gain (loss) on investments (ii)	(146,470)	(797,365)	543,771
Net comprehensive income (loss) items	$(2,551,341)	$(1,744,675)	$78,080
Income (loss) per share under U.S. GAAP (v)	$(0.22)	$(0.09)	$(0.07)

	2006	2005	2004
Statements of cash flows

Cash flows used in operating activities under Canadian GAAP	$(1,027,079)	$(758,311)	$(339,986)

Mineral properties expenditures (iv)	(234,234)	(91,400)	(20,100)

Cash flows used in operating activities under US GAAP	(1,261,313)	(849,711)	(360,086)

Cash flows (used in) from investing activities Under Canadian GAAP	(186,002)	(226,400)	(34,844)

Mineral properties expenditures (iv)	234,234	91,400	20,100

Cash flows (used in) from investing activities under US GAAP	$48,232	$(135,000)	$(14,744)

(i)	Share subscription receivable

U.S. GAAP requires that accounts receivable arising from sale of stock be presented as deductions from stockholders’ equity and not as assets.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 17 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(ii)	Investments

U.S. GAAP requires investments held for sale to be recorded at market. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under U.S. GAAP it is not recognized into operations under until the shares are sold. Canadian GAAP requires such investments to be recorded at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base.

(iii)	Flow-through shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures at the amount that the carrying value of the flow-through shares exceeds their tax basis. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

Under Canadian GAAP, unexpended flow-through funds are not classified as restricted. Under US GAAP, however, unexpended flow-through funds are considered restricted and not part of cash and cash equivalents. As at January 31, 2006 the Company had $120,401 of restricted, unexpended flow-through funds (2005 - $258,378).

(iv)	Mineral properties interests

Canadian GAAP allows for the deferral mineral property interests acquisition and exploration expenditures subject to periodic assessment for impairment.

U.S. GAAP requires that exploration expenditures be charged to operations in the period in which they are incurred. Effective February 1, 2005 the Company changed its accounting policy to capitalize acquisition costs as tangible assets subject to period evaluation of impairments.  Prior to this change, acquisition costs of mineral properties interests were charged to operations in the period in which they were incurred. The change in accounting policy is applied retroactively with a restatement of prior periods. Accordingly, the Company restated its mineral properties interest balance under U.S. GAAP from $nil to $204,002 as at January 31, 2005, resulting in an increase of $204,002 to total assets and total equity.

(v)	Loss per share

The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under U.S. GAAP.

(vi)	Recent Accounting Pronouncements

The FASB has recently issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140” and SFAS No.156 “Accounting for Servicing of Financial Assets - an amendment of SFAS No. 140”, but these pronouncements will not have any relationship to the operations of the Company. Therefore, a description and its impact on the Company's operations and financial position for each have not been disclosed.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

NOTE 17 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(vii)	Related party transactions

U.S. GAAP requires that financial statements disclose related party transactions on the face of the balance sheet, income statement or statement of cash flows. Had the financial statements been prepared in accordance with U.S. GAAP, the following items would have been disclosed:

On the balance sheet, as at January 31, 2006, the exploration advance of $39,000 would be disclosed as an exploration advance to a related party of $39,000 (2005 - $nil); shareholders’ equity would separately disclose share subscriptions receivable from related parties for an amount of $(25,500) (2005 - $nil) and separately disclose share subscriptions received in advance from related parties for an amount of $25,000 (2005 - $nil).

On the statement of operations and deficit the following operating and administrative expense items would be disclosed separately:

	2006	2005	2004

Management services provided by related party	$60,000	$60,000	$37,500
Administrative services provided by related parties	46,357	23,772	14,976
Mineral property exploration services provided by related parties	154,712	-	-

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Dated: July 28, 2006	By:	/s/ David Wolfin
David Wolfin, President
(Principal Executive Officer)

Exhibit Number	Name
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2.	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act
13.2	Consent of Expert
15.1	Form 43 -101F1 Technical Report: Tailings Retreatment - Process Options*
___________________________
* Previously filed.