Form 20-F
period 2007-01-31
AVINO SILVER & GOLD MINES LTD
filed 2007-07-30
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2007

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

The number of outstanding Common Shares as of January 31, 2007 was 20,584,727.

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

GLOSSARY OF MINING TERMS

agglomeration	Cementing crushed or ground rock particles together into larger pieces, usually to make them easier to handle; used frequently in heap-leaching operations.

anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

anomaly	Any concentration of metal noticeably above or below the average background concentration.

assay	An analysis to determine the presence, absence or quantity of one or more components.

breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material.

Cretaceous	The geologic period extending from 135 million to 65 million years ago.

cubic meters or m3	A metric measurement of volume, being a cube one meter in length on each side.

cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution.

Diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

fault	A fracture in a rock where there has been displacement of the two sides.

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

heap leaching
A process whereby valuable metals, usually gold and silver, are leached from a heap, or pad, of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

hectare or ha	An area totaling 10,000 square meters.

highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

lp induced polarization	A method of ground geophysics surveying employing an electrical current to determine indications of mineralization, also referred to as "IP".

laterite	A residual product of rock decay that is red in color and has a high content in the oxides of iron and hydroxide of aluminum.

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

mineralization	Usually implies minerals of value occurring in rocks.

net smelter or NSR Royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.

oxide	A compound of oxygen and some other element.

ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

outcrop	An exposure of rock at the earth's surface.

possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.

prefeasibility study and preliminary feasibility study
Each means a comprehensive study of the viability of a mineral project that has advanced to a stage where mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

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

quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

ton	Imperial measurement of weight equivalent to 2,000 pounds.

trench	A long, narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure.

tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Part I

Item 1.   Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.           Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended January 31, 2007, 2006, 2005, 2004 and 2003, is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended January 31, 2007, 2006 and 2005 are included in this Annual Report.  The selected historical financial information for each year ended January 31, 2004 and 2003, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report.  The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP".  The financial statements included in Item 17 in this Annual Report are also prepared under Canadian GAAP.  Included within these financial statements in Note 20 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, referred to as "US GAAP", which differ, among other things, in respect to the recording of the investments in marketable securities, deferred exploration expenditures and recognition of future income tax benefits on renouncement of Canadian exploration expenditures to flow-through investors.

Canadian GAAP
	Year Ended January 31,
	2007	2006	2005	2004	2003
Summary of Operations:
Revenue	-	-	-	-	-
Interest Income	$430,231	$46,073	$41,999	$8,299	$197
Expenses
Operating and Administrative	4,014,734	1,416,788	506,010	331,446	147,091
Write-down of mining Properties	-	103,342	-	-	-
Equity losses in Cia Minera Mexicana de Avino, S.A. de C.V.	33,5811	342,596	-	-	-
Loss in sale of Joint Venture	-	-	-	-	40,097
Write-down of investment	-	217,000	-	-	-
Due diligence review of Cia Minera Mexicana de Avino, S.A. de C.V.	-	355,921	391,899	122,444	-
Future income tax benefit	-	19,750	41,200	-	-
Net Income (loss) for year	(3,648,539)	(2,369,724)	(814,710)	(445,591)	(186,991)
Income (loss) per share	(0.20)	(0.22)	(0.08)	(0.06)	(0.03)

Weighted Average Number of Shares Outstanding	18,385,007	10,965,718	10,410,379	7,015,604	5,625,498

	As at January 31,
	2007	2006	2005	2004	2003
Balance Sheet Data:
Total assets	23,295,039	3,901,160	3,219,431	3,522,548	814,546
Cash and cash equivalents	11,045,106	3,067,011	2,283,535	2,832,457	20,104
Total liabilities	3,789,083	586,714	341,174	305,170	380,070
Shareholders' equity	19,505,956	3,314,446	2,878,257	3,216,838	434,476

United States GAAP:
	Year Ended January 31,
	2007	2006	2005	2004	2003
Summary of Operations:
Net Income (loss) per Canadian GAAP	$(3,648,539)	$(2,369,724)	$(814,710)	$(445,591)	$(186,991)
Adjustments	(10,277,556)	(74,147)	(132,600)	(20,100)	(204,000)
Net Income (loss) per US GAAP	(13,962,095)	(2,443,871)	(947,310)	(465,691)	(390,991)
Income (loss) per share per US GAAP	(0.76)	(0.22)	(0.09)	(0.07)	(0.07)

	As at January 31,
	2007	2006	2005	2004	2003
Balance Sheet Data:
Total assets under Canadian GAAP	23,295,039	3,901,160	3,219,431	3,522,548	814,546
Adjustments	(10,747,339)	(260,955)	(60,088)	624,675	101,004
Total assets under US GAAP	12,547,000	3,640,205	3,159,343	4,147,223	915,550

Total equity under Canadian GAAP	19,505,956	3,314,446	2,878,257	3,216,838	434,476
Adjustments	(10,747,339)	(260,955)	(60,088)	624,675	101,004
Total equity under US GAAP	8,758,617	3,053,491	2,818,169	3,841,513	535,480

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended January 31,	Average	Period End	High	Low
2003	1.5655	1.5286	1.6112	1.5108
2004	1.3803	1.3265	1.5315	1.2690
2005	1.2961	1.2396	1.3970	1.1775
2006	1.2061	1.1436	1.2703	1.1436
2007	1.1357	1.1792	1.1824	1.0989

The following table sets forth the high and low exchange rate for the past six months.  As of July 25, 2007, the exchange rate was CDN$1.0423 for each US$1.

Month	High	Low
January 2007	1.1824	1.1647
February 2007	1.1852	1.1586
March 2007	1.181	1.153
April 2007	1.1583	1.068
May 2007	1.1136	1.0707
June 2007	1.0727	1.0579

B.	Capitalization and Indebtedness

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

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception.  For the fiscal year ended January 31, 2007, we had a net loss of $3,648,539 and an accumulated deficit on January 31, 2007 of $20,758,186.  The Company has not generated revenues from operations since 1998 and does not expect to generate revenues from operations until one or more of its properties are placed in production.  There is no assurance that any of the Company's properties will be placed in production or that the Company's operations will be profitable in the future.

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

Litigation.  Cia Minera Mexicana de Avino, S.A. de C.V., referred to as "Cia Minera", a subsidiary of the Company, leases four core mineral claims in consideration for royalties.  The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties are owing from prior years in the approximate amount of $3,487,223 plus interest.  The Company has accrued $738,302 on account of the royalties owing.  Cia Minera has held the position that it has fully provided for the royalty liability in its accounts and continues to contest the action in court, however, negotiations are being held as both parties are working towards an amicable settlement.The outcome of this litigation is not determinable and may have a material adverse impact on the Company.  For further information regarding this litigation, please see Note 18 of the financial statements included with this Annual Report at Item 17.  The Company is not currently subject to any other litigation but it may become involved in disputes with other parties in the future which may result in litigation.  Any litigation could be costly and time consuming and could divert our management from our business operations.  In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

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

Volatility of share price.  In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During the 2007 fiscal year, the Company's common share price fluctuated between a low of $1.50 and a high of $4.48.  Subsequent to the 2007 fiscal year and as of July 1, 2007, the Company's common share price has fluctuated between a low of $1.69 and a high of $2.75.  Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

On July 17, 2006, the Company completed the acquisition of Cia Minera, a Mexican corporation, through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company's pre-existing 49% share of Cia Minera, brought the Company's ownership interest in Cia Minera to 88.25%.  The additional 39.25% interest in Cia Minera was obtained though the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V., referred to as "Promotora", which in turn owns 49.75% of Cia Minera's common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration, which we refer to as the "Payment Shares", for the purchase of the additional 39.25% interest in Cia Minera.  The Payment Shares were valued based on the  July 17, 2006 closing market price of the Company's shares on the TSX-V.

The Company has also acquired a further 1% interest in Cia Minera through the acquisition from an estate subject to approval and transfer of the shares to the Cmopany by the trustee for the estate.

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

Significant Acquisitions and Significant Dispositions

On July 17, 2006, the Company completed the acquisition of Cia Minera, a Mexican corporation, through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company's pre-existing 49% share of Cia Minera, brought the Company's ownership interest in Cia Minera to 88.25%.  The additional 39.25% interest in Cia Minera was obtained though the acquisition of 76.88% of the common shares of Promotora, which in turn owns 49.75% of Cia Minera's common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 Payment Shares, for the purchase of the additional 39.25% interest in Cia Minera.  The Payment Shares were valued based on the  July 17, 2006 closing market price of the Company's shares on the TSX-V.

The Company has also acquired a further 1% interest in Cia Minera through the acquisition from an estate subject to approval and transfer of the shares to the Cmopany by the trustee for the estate.

We have no other significant acquisitions or dispositions of property, other than as otherwise disclosed in this Annual Report.

Competition

The mining industry in which the Company is engaged is highly competitive.  Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company.  The Company competes with other mining companies in connection with the acquisition of gold, silver and other precious metal properties.  In general, properties with a higher grade of recoverable mineral and/or which are more readily mined afford the owners a competitive advantage in that the cost of production of the final mineral product is lower.  In 2006, demand for silver exceeded supply and worldwide demand is expected to increase through 2007.  This, in part, has fueled the increases in silver prices over the same period.  Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties.  As a result, the Company may eventually be unable to acquire attractive gold or silver mining properties.

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

Mineral exploration and mining in Mexico is covered under the Mining Law as first published in June 1992, and amended in April 2005. Mining operations in Mexico are administered by the Ministry of Economy. Environmental regulations are covered under "Ley General del Equilibrio Encologio y la Protection al Ambiente" (General Law of Ecological Balance and Environmental Protection) and its regulations. Certain other environmental laws, including "Ley de Aguas Nacionales" (Law of National Waters) and "Ley Forestal" (Forestry Law) and their associated regulations may also cover certain operations. The kind of permits or authorizations required to conduct mining or mineral exploration operations in Mexico depend upon the type of operation. Common exploration activities do not require prior environmental authorization or licenses, but it is advisable to request a confirmation from the National Water Commission that planned operations will not affect the water table. It is also necessary to confirm that any planned operations will not be conducted in protected natural areas.

The Company has obtained all necessary permits and authorizations required for its current and anticipated exploration.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

C.           Organizational Structure

The Company's subsidiaries are the wholly-owned Oniva Silver and Gold Mines S.A., referred to as "Oniva", Promotora in which the Company has direct ownership of 76.88%, and Cia Minera in which the Company has a 50% direct ownership and an additional 49.75% of Cia Minera is held through Promotora.  The Company's total ownership of Cia Minera is 88.25%.  The Company has also acquired a further 1% interest in Cia Minera through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate.

All of the above subsidiaries are incorporated under the laws of Mexico.

D.           Property, Plants and Equipment

The Company is exploring five silver and gold projects in Canada and Mexico.  All of the Company's mineral property interests in Canada are wholly owned by the Company.  In Mexico, the Company has a 88.25% interest in Cia Minera, a Mexican company which is involved in the mining of commercial ores and resource exploration and development, including the operation of the Avino Mine.  Exploration in Canada has in recent years, has been limited to drill programs on our Olympic-Kelvin Property.

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

The Company has placed a deposit of $1,500 at January, 2007 (2006:$1,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

Proposed Work Program.  Geological studies conducted late in 2002 concluded that the discoveries to date lie downslope of the mineral source.  A subsequent report in November 2004 recommended a Phase 1 program of more prospecting, geological mapping and additional soil sampling to determine the source of the mineralization.  Based on the results of this program, Phase 2 exploration would include trenching and possible diamond drilling but to date, no work program has been proposed.

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

The Company has placed a deposit of $1,500 at January, 2007 (2006:$1,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

No drilling on the Olympic Property was completed in 2006.

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

In December 2006, the Company announced the results of the 2006 drilling program on the Minto Property.  The four diamond core holes were drilled to explore down dip extensions of gold bearing structures originally discovered in trench 827 on the Minto North Zone.

Holes MO-06-01 and 02 were drilled from a site approximately 10 metres west of trench 827.  Hole MO-06-03 was drilled from a site approximately 2 metres north and 7 metres east of MO-06-01 and 02.  Hole MO-06-04 was drilled from the same set-up.

The gold bearing structures consist of sets of parallel narrow (1-2 mm) fractures containing quartz, carbonate, grey sulphide veinlets.  Assay samples from the four holes drilled conveyed from 1.04 grams per ten to 45.4 grams per ton.

       The Company has placed a deposit of $2,500 at January, 2007 (2006:$Nil), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

Proposed Work Program.  One hole has been drilled to a depth of approximately 1,647 feet and the assay results are still pending.  No further work program has been proposed.

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

History.  On July 17, 2006, the Company completed the acquisition of an additional 39.25% equity interest on Cia Minera in consideration of the issuance of an aggregate of 3,164,702 common shares of the Company.  As a result of this transaction, the Company increased its ownership in Cia Minera to 88.25% of total issued shares.  There was no change in the effective control of the Company as a result of this transaction. The Company has also acquired a further 1% interest in Cia Minera through the acquisition from an estate subject to approval and transfer of the shares to the Cmopany by the trustee for the estate.

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

The preliminary evaluation of the oxide tailings suggested the capital cost for a 500,000 ton per year, 4 year operation is US$16,200,000 and the cost to operate per ton of tailings is US$8.64.  Capital Costs for a plant twice the size and half the life was US$22,700,000.  The internal rate of return and the net present value favoured the 4 year operation.

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

In December 2006, the Company announced results of the first 6 diamond core drill holes exploring the Avino silver, gold and copper deposit at its wholly owned property 80 km northeast of Durango, Mexico.

The Company operated the mine from 1976 to 2001 when closure was caused by low silver, gold and copper prices and the local smelter closing for toll processing.  The 2006 drill program was designed to test for continuity down dip below the existing workings of the three principal areas of mineralization (San Luis, Elena-Tolosa, and Chirumbo). The Avino vein system strikes principally east west over 1.2 km and dips south at 60 - 70˚.

The initial hole CH-06-03 intersected the Avino vein system 180 m below the original Chirumbo workings.  The hole intersected both the main Vein/Breccia zone and the footwall breccias as follows:

CH-06-03 Azimuth 340˚ Dip - 50˚ length 453.75 m
Avino Vein 182.8 – 194.8 m, (12 m), 32.61 g/t Ag, 0.29% Cu
Footwall Breccia 204.8 m – 216.8 m, (12 m), 52.41 g/t Ag, 0.31% Cu

(Down Hole Lengths)  True widths are not known.

The four holes ET-06-01, 02, 03, 04 explored the down dip and down plunge, extension of the main ore shoot (Elena-Tolosa) on which most underground mining has occurred in the past.  Holes ET-06-01 and ET-06-02 intersected the Avino Vein System approximately 40 m below Level 11 ½ (the last level in production when the mine closed in November 2001).  Holes ET-06-03 and ET-06-04 intersected the ore-zone approximately 180 m below Level 11 ½.  Results from the four holes were as follows:

(All lengths are down hole) True widths are not known.

•           ET-06-01                      AZ 340                      Dip – 50                      Length 431.2 m
o	Avino Vein 401.25 – 415.90 (14.65 m) 26.33 g/t Ag, 0.29% Cu
o	(Intersects west of the ET shoot and is below ore grade but it contains 409.80 – 411.85, 2.05 m, 109 g/t Ag, 0.5% Cu

•           ET-06-02                      AZ 340                      Dip – 50                      Length 416.70 m
o	Avino Vein 375.80 – 392.80 (17 m) 35.13 g/t Ag, 0.43% Cu

•           ET-06-03                      AZ 340                      Dip – 50                      Length 421.15 m
o	Avino Vein 368.25 – 386.65 (18.4 m) 0.18 g/t Au, 90 g/t Ag, 0.8% Cu

•           ET-06-04                      AZ 340                      Dip – 50                      Length 444.05 m
o	Avino Vein 318.5 – 339.5 (21 m) 0.24 g/t Au, 89.4 g/t Ag, 1.12% Cu
o	Includes 318.45 – 321-45 m (3 m) 0.14 g/t Au, 238 g/t Ag, 0.73% Cu

Hole SL-06-01 was drilled below the San Luis workings at the western end of the Avino Vein System.  Details were as follows:

•           SL-06-01 Azimuth 000 Dip - 90˚, Length 219.2 m
o	Avino Vein 130.90 – 155.95 (25.05 m)
o	1.42 g/t Au, 40.1 g/t Ag, 0.31% Cu

Drill core from the holes was assayed by Inspectorate Labs at their facilities in Durango Mexico and Sparks Nevada U.S.A.  The assay methods were gold (Au) fire assay with AA finish, silver (Ag) fire assay with gravimetric finish and copper (Cu) by 30 element ICP package.  Sampling procedures, chain of custody etc. are compliant with NI 43-101.

To date in 2007, the Company has drilled 42 holes on the Avino Property totaling 8,643 metres.  Significant intersections are as follows:

Vein or Structure	Total Depth (m)	From (m)	To (m)	Intersection (m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
LA ESTELA VEIN
LE-06-01	200.00	Did not intersect vein structure
LE-06-02	238.25	215.05	219.1	4.05	0.73	239
Includes: Footwall La Estela Vein		215.05	216.0	0.95	0.869	52.5
		216.05	217.10	1.05	0.025	9.0
		217.10	218.10	1.00	0.015	14.8
		218.10	218.60	0.50	0.052	18.0
Hangingwall La Estela		218.60	219.10	0.50	3.95	1744.1	9460	24600	5500
LE-06-03	251.85	221.85	223.70	1.85	0.85	80
Includes		221.85	222.85	1.00	1.37	132.1
		222.85	223.70	0.85	0.24	18.4

CERRO SAN JOSE The two drill holes did not intersect the structure.
SJ-06-01	320.55
SJ-06-02	373.70

LOS ANGELES
LA-07-01	358.90	327.25	329.65	2.40	0.39	119
Includes		327.25	327.25	0.30	13.645	711.9	5602	8259	4220
		327.55	328.35	0.80	0.368	5.5	141	1192	1490
		328.35	329.25	0.90	0.044	1.1	29	317	1217
		329.25	329.65	0.40	0.649	168.7	3346	61700	59000

LA-07-02	358.90	100.35	101.35	1.00	0.052	15.5	9	76	356
		101.35	102.35	1.00	0.015	3.3	9	301	644
		102.35	103.35	1.00	0.085	7.2	35	259	849
		103.35	104.35	1.00	0.480	45.5	49	229	487

LA-07-03	185.30	123.30	124.30	1.00	0.130	59.7	135	1994	15800
		127.10	127.75	0.65	0.040	43.1	602	2952	26000
		130.35	131.30	0.95	0.319	59.1	1143	1330	3580
		132.15	132.30	0.15	1.783	71.2	445	64200	60000

LA-07-04	140.40	100.70	107.4	6.7
		100.70	101.70	1.00	0.404	48.8	48	402	2189
		101.70	102.80	1.10	0.630	>200	555	1277	3660
		102.80	103.80	1.00	0.373	45.3	35	470	589
		103.80	104.75	0.95	0.149	20.9	36	258	403
		104.75	105.80	1.05	3.444	67.9	42	285	589
		105.80	106.80	1.00	0.830	>200	210	2519	7532
		106.80	107.40	0.60	0.329	168.5	78	1103	2762

LA-07-05	115.25	95.80	96.60	0.80	0.093	54.4	1836	806	1300
		99.80	100.15	0.35	0.992	87	103	248	337
		100.55	101.25	0.70	0.418	174.2	304	2563	13500

SANTIAGO STRUCTURE
ST-07-01	309.05	51.00	51.25	0.25	7.260	37	108	>10000	>10000
		55.45	56.45	1.00	0.040	55.9	9940	1038	402

ST-07-02	200.05	120.80	121.10	0.30	0.09	59.1	2652	14100	37800

SANTA ANA, SAN PEDRO & SAN PAUL: No significant intercepts
STA-07-01	315.30
SP&P-07-01	181.25

NUESTRA SENORA
NS-07-01	167.10	99.40	99.85	0.45	0.045	258.2	7184	65500	77800
		159.90	161.05	1.15	3.291	53.6	14700	157	661
		161.05	161.95	0.90	1.195	33.8	8469	133	359

NS-07-02	134.05
NS-07-03	121.35
HOLES NS-07-02, AND 03 did not intersect the Nuestra Senora Vein (probably due to faulting).
NS-07-04	101.60	68.90	69.55	0.65	0.115	38.8	1669	2968	1429
		90.55	91.25	0.70	0.02	53.9	225	518	1213
		91.25	91.90	0.65	0.01	22	50	763	1335
		91.90	94.15	2.25	0.04	143
Includes:		91.90	92.90	1.00	0.03	146	233	829	2262
		92.90	93.40	0.50	0.015	196.5	578	1728	3321
		93.40	94.15	0.75	0.065	103.4	875	>10000	>10000

NS-07-05	124.85	61.05	61.45	0.40	0.195	27.4	126	1115	245
		61.45	62.45	1.00	0.115	19.6	49	1485	600
		62.45	63.15	0.70	0.150	58.9	314	1189	337

GEOPHYSICAL – IP TARGET
	Depth (m)	From (m)	To (m)	Intersection (m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
GFA-07-01	360.75	260.30	262.355	2.05
		260.30	261.20	0.90	0.055	10.6	33	421	1908
		261.20	261.95	0.75	0.030	4.7	14	286	1668
		261.95	262.35	0.40	0.790	209.2	554	751	3657

Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada. Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish. Other elements are reported from a 29 element I.C.P. package.

Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects.  Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.  Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish.  Other elements are reported from a 29 element I.C.P. package.

The Company is now focusing on drilling the San Gonzalo vein system in order to establish a drill indicated resource for San Gonzalo.  The Company has also recently completed building a new drill core storage facility which will store in excess of 40,000 metres of core.

Subsequent to the year end, the Company announced the results of a seven hole diamond drill program on the San Gonzalo gold, silver, lead, zinc structure situated 2 km northeast of its former producing Avino mine (1976 – 2001).

The San Gonzalo structure strikes northwest/southeast and dips very steeply (85-90°) towards the southwest.  The principal intersections are:

Vein or Structure	From (metres)	To (metres)	Down Hole Lengths (m)	Au (g/t)	Ag (g/t)	Pb%	Zn(%)
Hole SG-07-01
Santiago Vein	147.0	149.7	2.70	1.19	227	> 1%	> 1%
San Gonzalo Vein Hanging Wall Zone	357.3	362.15	4.85	0.64	343.2	0.36%	0.63%
San Gonzalo Vein Foot Wall Zone	372.65	375.05	2.4	2.41	712.4	0.5%	0.13%
Hole SG-07-02
San Gonzalo Vein Hanging Wall Zone	214.65	219.10	4.45	6.11	583.8	1.4	2.54
San Gonzalo Vein Foot Wall Zone	252.65	256.00	3.35	6.91	21.1	1.55	2.33
Hole SG-07-03
San Gonzalo Vein	187.45	188.70	1.25	3.57	341	0.6	0.87
Hole SG-07-04
Santiago Vein	18.55	25.00	6.45	0.21	364	NS	NS
(includes)	20.85	21.9	1.05	0.29	990	0.21	NS
	21.90	22.8	0.90	0.49	433	0.16	NS
Cross Vein	31.00	34.05	3.05	0.18	86	0.17	NS
San Gonzalo HW	248.15	249.25	1.10	0.43	58	0.25	0.26
FW	258.75	259.00	0.25	2.66	114	4.8	4.22
Hole SG-07-05
Santiago Vein	28.70	31.80	3.10	0.49	201	NS	NS
Includes	31.10	31.80	0.70	1.54	272	NS	NS
Hole SG-07-06
Santiago Vein	24.80	28.30	3.50	0.40	226	NS	NS
Cross Vein	280.65	280.90	0.25	0.50	2,120	7.82	NS
San Gonzalo Vein	367.35	371.5	3.85	0.10	11	NS	NS
Hole SG-07-07
San Gonzalo Vein	247.75	250.35	2.60	2.85	351	1.04	0.66

Hole SG-07-08 missed the ore shoot and encountered only low gold and silver values. For holes SG-07-09, 10 and 11 only gold results have been received to date. We will release results when silver and base metal assays are received.

The Company also announced significant intersections from holes SG-07-12 and SG-07-13 as follows:

SG-07-12 (Dip 53 total length 175.45 m)

Down hole intersection length 165.65 -- 169.45 m (3.80 m) 9.5 g/t gold, 655 g/t silver, 574 ppm copper, 2,872 ppm lead, 2503 ppm zinc.

Includes:

From	To	Metres	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
165.65	166.40	0.75	22.902	1,609.6	840	2,106	3,692
166.40	167.05	0.65	8.366	898.0	262	974	2,266
167.05	167.75	0.70	13.508	427.6	261	1,188	1,282
167.75	168.55	0.80	1.890	283.6	1,169	9,356	4,652
168.55	169.45	0.90	2.792	194.4	293	427	723

SG-07-13 (Dip 50 total length 160.55)

Down Hole Intersection Lengths 147.45 -- 153.00 m (5.55m)
1.12 g/t gold, 189 g/t silver, 0.28% lead, 0.43% zinc.

Or

149.05 -- 153.00 m (3.59m) 1.39 g/t gold, 230 g/t silver
544 ppm Copper, 3,211 ppm Lead and 4368 Zinc

Includes:

From	To	Metres	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
147.45	148.45	1.00	0.550	91.5	3,199	2,205	2,436
148.45	149.05	0.60	0.155	77.9	326	724	7,039
149.05	149.70	0.65	1.209	150.8	192	1,284	1,670
149.70	150.70	1.00	0.778	500.6	264	1.779	3,037
150.70	151.50	0.80	3.153	238.9	1,910	11,000	10,700
151.50	152.20	0.70	0.822	121.3	241	922	4,552
152.20	153.00	0.80	1.057	44.5	91	783	1,730

In September 2006, the Company commissioned an independent plant audit by Herb Osborne and Associates, a widely recognized expert in process plant evaluations, to conduct a full review of the plant, including the condition of all equipment, the capacity of each circuit, and the efficiency of plant.  The report was an order of magnitude cost estimate for the processing plant and is not NI 43-101 compliant as it does not include underground development work.

The Avino process plant was built initially in the 1970’s refurbished and capacity increased in 1993.  Most of the infrastructure is in place for an ongoing 1000 TPD operation.  Some of the buildings will require cleanup and repair and refurbishment.  The plant was fully permitted but remains in temporary closure.  Permits will have to be brought current.

At the time of shutdown in 2001 with low commodity prices the mill was operating at an average rate of 1130 TPD.  The concentration ratio (weight) ranged from 2.5 to 3.5% i.e. producing 25-30 TPD of concentrate at a 20-25 g/t Au, 2-4 Kg/t Ag and 22-24% Cu.  Prior to shut down the average cost per ton milled was approximately US $16/ton and about US $7/ton for freight treatment and refining charges from the smelter.   A new mining value cut off grade was determined to be around US $30/ton.  This followed a review of the historical production and financial figures.

The report concluded that the process plant can be brought back into operation in as little as three months contingent upon the availability of operators and mechanics for about US $1 million for an operating life of 5 to 10 years.  A more realistic schedule would be nine months to accommodate the time required to ready the mine for continuous production.  The operating life of 5 to 10 years refers to the operating life of the processing plant after the capital expenditures and not the operating life of the mine. The Company has not completed a feasibility study and this should not be perceived as a projection.

The report also concluded that the existing tailings pond is near capacity and that there is adequate space with reasonable gradients adjacent to the existing tailings to construct a new tailings area as well as space for a future heap leach operation on previously disturbed ground.  Order of magnitude cost estimate for this tailings facility is based on a starter dam and monitoring devices necessary for a ten year life is a little over US $2 million.

Total capital expenditure to achieve a 10 year operating plan is therefore estimated to be around US $3 million and a reasonable valuation of the property as an operating entity is US $40 million.  The valuation of US $40 million by Herb Osborne and Associates is the construction value for a new 1,000 TPD plant with new equipment and is not a value of the property as an operating entity.

The Company is also considering dewatering the main trackless decline ramp in 2007.  This will allow access for development of underground workings and drilling to bring the ore blocks into NI 43-101 compliance.

In December 2006, the Company contracted Peter E. Walcott and Associates to carry out a 80 km line deep penetrating IP Survey at its Avino property in Mexico.  IP Geophysics will help identify drill targets for the upcoming year.

The survey explored several areas of Avino’s extensive holdings in the district.  Of particular interest was the Gap Zone between the former producing mine (1976 – 2001) and the Cerro San Jose area.  In addition the area west of the former producing mine will be explored at depth.

Proposed Work Program.  We are currently completing a preliminary feasibility study for the recovery and processing of the oxide mine tailings deposited between 1974 and 1993.  The Wardrop Report recommends perimeter test work on tailings and advance to pre-feasibility study.  We are proposing to drill approximately 20 holes at San Gonzalo to a depth of approximately 2,400 meters at a cost of approximately US$0.6 million and a further 11 holes on the Main ET Vein to a depth of approximately 3,700 meters at a cost of approximately US$0.5 million.

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

Item 5.   Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended January 31, 2007, 2006 and 2005 should be read in conjunction with the financial statements and the related notes attached hereto (item17).

Our financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP.  Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred.  Canadian GAAP also requires that investments available for sale be recorded at the lower of cost and market with long-term investments in marketable securities being written down to market when impairment is considered other than temporary, in which case the written down value becomes the new cost base.  US GAAP requires investments available for sale to be recorded at market and unrealized holding gains or losses to be charged to comprehensive income or loss. See. Note 20 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

A.           Operating Results

Fiscal year ended January 31, 2007 compared to fiscal year ended January 31, 2006

Operating and administrative expenses

General and administrative expenses totaled $4,014,734 for the year ended January 31, 2007 compared with $1,416,797 for the year ended January 31, 2006, an increase of $2,597,937. The largest individual expense increase for the period is due to the recognition of stock based compensation for options to employees.  The amount charged to operations in the fiscal 2007 year was $2,860,603 compared to $725,125 in fiscal 2006, a difference of $2,135,478.  The stock-based compensation is not a cash expense.  It is the fair value attributed to the stock options granted in a particular period to employees and directors of the Company based on the Black-Scholes pricing model.  In fiscal 2007, there were a higher number of options granted compared to the previous year, thus resulting in a higher stock-based compensation.  Once the fair value of the stock options is determined, the amount is charged to operations over the vesting period along with a corresponding value applied to contributed surplus.

The balance of the increase in operation and administrative costs for fiscal 2007 over fiscal 2006 is due to increases in amortization of $1,697, general exploration of $106,899, management fees of $27,000, office and miscellaneous costs of $26,484, regulatory and compliance fees of $12,726, salaries and benefits of $14,284, shareholder and investor relations of $267,476 and travel and entertainment of $19,457. The only reduction in operating and administrative expenses in fiscal 2007 was to professional fees for $13,564.  The higher general exploration costs, management fees, office and miscellaneous costs, salaries and benefits and travel and entertainment expenses in fiscal 2007 are due to the same reasons discussed above for the three month period comparison.  Regulatory and compliance fees were higher in fiscal 2007 due to the filing fees associated with the $10 million private placement.  In regards to significantly higher shareholder and investor relations costs in fiscal 2007, part of the reason was increased promotional and advertising efforts and investor relations service agreements that did not exist in fiscal 2006.  Another reason is that some investor relations service providers received more stock options in fiscal 2007 than fiscal 2006 as per terms of their agreements.  As described above for stock-based compensation on options granted to employees and directors, the value of these options are determined in the same manner but instead are charged to shareholder and investor relations as the options become vested.  Within the $464,806 in shareholder and investor relations expenses in fiscal 2007, $195,600 is for stock based compensation which is not paid in cash.  In comparison, in fiscal 2006 the shareholder and investor relations expense included an amount of $103,981 that was due to stock based compensation, a difference of $91,619.

Loss for the period

Loss for the year ended January 31, 2007 was $3,648,539 compared with a loss of $2,369,724 for the year ended January 31, 2006, an increase of $1,278,815.  This increase was due to larger operating and administrative expenses discussed above.  One factor that reduced the overall loss in fiscal 2007 was an increase of $384,158 in interest income over fiscal 2006 which partially offset the increase in operating and administrative expenses.  Other changes were an increase of $30,464 in foreign exchange losses in fiscal 2007 over fiscal 2006, and the year ended January 31, 2006 had several other expense items that were either not incurred or were much less in fiscal 2007.  These were the write-downs of marketable securities and mineral properties and a significantly higher equity loss in Cia Minera that were noted earlier in the fourth quarter loss comparison.

Fiscal year ended January 31, 2005 compared to fiscal year ended January 31, 2004

Operating and administrative expenses

Operating and administrative expenses totaled $1,416,788 for the year ended January 31, 2006 compared with $506,010 for the year ended January 31, 2005, an increase of $910,778.  In 2006 there was stock options granted to employees, directors and consultants of the Company which resulted in a stock-based compensation expense of $829,106 charged to operations compared to $ 81,540 in the 2005 fiscal year.  When stock-based compensation is removed from both periods, the increase in operating and administrative expenses for fiscal 2006 becomes $163,212.  This increase was primarily a result of an increase of $106,012 in professional fees, office and miscellaneous costs of $23,455, salary and benefit of $4,219, shareholder and investor relations of $34,305 and $13,269 in travel and entertainment.  There was a decrease in regulatory in compliance fees of $17,773.

Professional fees were extraordinarily high in year ended January 31, 2006 due to legal fees associated with completing SEC form 20-F filing requirements for each year dating back to 2001.  As well there were legal fees associated with the Company being listed on the Frankfurt Stock Exchange.  Share holder investor relations expense was higher due to the increased amount of distribution of shareholder information.  Travel costs were higher due to efforts associated with Cia Minera in Mexico and trips to Europe to attend trade shows and meet with potential investors.

Loss for the period

The loss for the year ended January 31, 2006 was $2,369,724 compared with a loss of $814,710 for the year ended January 31, 2005, an increase of $1,555,014. Higher operating and administrative expenses in YTD-2006 as discussed above accounted for $910,778 of the increase. In addition, there were write-downs of $217,000 in marketable securities and $103,242 on the Eagle property.  Because of less costs concerning the feasibility study in regards to the proposed acquisition of the remaining 51% interest in Cia Minera, due diligence costs went from $391,899 in fiscal 2005 to $355,921 in fiscal 2006, a decrease of $35,978.   Due diligence charged to operations during the year ended January 31, 2006 is comprised of $133,915 for geological and metallurgical services, $26,054 in professional fees and $195,952 for advances to Cia de Minera on account of its operations compared to $128,419 for geological and metallurgical services, $22,964 in professional fees and $240,516 for advances to Cia de Minera on account of its operations during the year ended January 31, 2005.  Interest income increased from $41,999 in fiscal 2005 to $46,073 in fiscal 2006 as approximately $525,000 more cash was held in guaranteed investment certificates at January 31, 2006 compared to 2005. The difference is also attributed to slightly higher interest rates.

B.           Liquidity and Capital Resources

During the year ended January 31, 2007 the Company incurred expenditures that increased its mineral property carrying value on their British Columbian properties by $51,751 and $10,225,805 on their Mexican properties.  At this time the Company has no operating revenues but did earn interest income of $430,231 in fiscal 2007 compared to $46,073 in fiscal 2006.

At January 31, 2007, the Company had working capital of $9,780,917 and cash and cash equivalents of $11,045,106.  During the fiscal 2007 year, the Company raised gross proceeds of $10,000,000 through a private placement of 5,000,000 shares at a price of $2.00 per share. The Company also raised proceeds of $585,866 from the exercising of 456,700 stock options and $3,125 from the exercising of 1,250 warrants.  The Company is continuing its exploration programs in Mexico and British Columbia and the estimated drilling costs for the following year is $1,250,000 and $70,000 respectively.  The Company has sufficient cash on hand at this time to finance their planned exploration work on its mineral properties and maintain administrative operations through January 31, 2008.

The Company is in the exploration stage until such time that the Avino mine is opened again. The investment in and expenditures on the mineral property comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at Cia Minera, the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

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

E.           Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

As at January 31, 2007, the Company had the following contractual obligations:

	Total	< 1 year	1-3 years	3-5 years	More than 5 years
Investor Relations	26,613	26,613	-	-	-
Drilling Contract	416,022	416,022	-	-	-
Total	442,635	442,635

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

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information – "Risk Factors", and in other documents that we file with the SEC.  The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available.  In that regard, any statements as to future production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

Item 6.  Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company's directors and senior management as at July 18, 2007.  The directors were re-elected by the Company's shareholders on July 17, 2007 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Lloyd Andrews Director/Chairman	Chairman and Director of Berkley Resources Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd.	June 2005(1)
Michael Baybak Director	A Business Consultant.	June 1990
Gary Robertson	Certified Financial Planner, Director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	August 2005(2)
David Wolfin(3) Director/President
Director and VP Finance of Berkley Resources Inc., Director and VP Finance of Bralorne Gold Mines Ltd., Director and VP, Finance, of Levon Resources Ltd., President and Director of Coral Gold Resources Ltd. and Gray Rock Resources Ltd. and Director of Mill Bay Ventures Ltd. and Cresval Capital Corp.
October 1995
Louis Wolfin(3) Director	Director and Chief Executive Officer of Bralorne Gold Mine Ltd., Coral Gold Resources Ltd. and Levon Resources Ltd. and Director of Cresval Capital Corp.	August 1969
Connie Lillico Secretary
Secretary of Berkley Resources Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., Levon Resources Ltd. and Mill Bay Ventures Inc.; formerly an office administrator and paralegal
July 2004
_____________________
(1)      Lloyd Andrews was elected as a director of the Company on June 24, 2005.
(2)      Director since August 2, 2005.
(3)      Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.           Compensation

Beginning in the third quarter of the 2007 fiscal year, the independent directors of the Company have been compensated $750 per quarter by the Company in their capacities as directors.  The Chairman of each committee is also paid $250 per quarter.  During the year ended January 31, 2006, the Company paid an aggregate of $87,000 to Intermark Capital Corp., a private company controlled by David Wolfin, president and director of the Company for management advisory services.  The Company paid an aggregate of $53,837 to ABC Drilling Services Inc., a private company whose common directors include Louis Wolfin and David Wolfin for drilling services, referred to as "ABC Drilling".  The Company paid an aggregate of $84,279 to National Media Associates Inc., referred to as "National Media", a business significantly influenced by Michael Baybak, a director of the Company for investor relations services.  Incentive stock have been granted to non-executive directors and other insiders of the Company and are outstanding to purchase an aggregate of 180,000 common shares at a price of $1.20 per share exercisable on or before October 21, 2008, of which 138,200 have been exercised, 180,000 shares of the Company  at a price of $1.35 per share exercisable on or before April 5, 2010 and September 26, 2010, of which 7,500 have been exercised and 380,000 shares of the Company at a price of $3.99 per share exercisable on or before April 26, 2011, none of which have been exercised.

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer, Chief Financial Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of $150,000 (the “Named Executive Officers” during the financial year ended January 31, 2006).

Summary Compensation Table(1)
	Annual Compensation				Long-Term Compensation Awards
Name/Principal Position	Year	Salary(2) $	Bonus for the Year $	Other Annual Compensation $	Securities Under Options/SARs Granted (#)(3)	Restricted Shares/Units Awarded $	All Other Compensation $
David Wolfin President and Director	2007 2006 2005	87,000 60,000 60,000	- - -	17,500 - -	240,000 100,000 80,000	- - -	1,479 1,389 1,082

Louis Wolfin Chief Executive Officer and Director	2007 2006 2005	- 2,000 -	- - -	- - -	291,800 228,000 150,000	- - -	1,320 1,718 859
_________________________
(1)	Certain columns are omitted because there has been no compensation awarded to, earned by or paid to any of the named executives required to be reported in this table.
(2)        No employee earned in excess of $100,000.
(3)        Represents total common shares under options as of the end of the fiscal year.

During the most recent fiscal year, stock options have been granted to the Named Executive Officers as follows:

Name of Executive Officer	Securities Under Option Granted	% of Total Options Granted to Employees in Financial Year	Executive or base Price ($/Security)	Market Value of Securities underlying Options on Date of Grant ($/Security)	Expiration Date
David Wolfin	200,000	20%	$3.99	$3.99	April 26, 2011
Louis Wolfin	180,000	18%	$3.99	$3.99	April 26, 2011

The Company currently maintains a formal stock option plan, referred to as the "Plan", under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company's issued capital from time to time.  To date, stock options to purchase a total of up to 1,451,300 shares have been granted and remain outstanding under the Plan, leaving options for 607,173 available for issuance.

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

C.           Board Practices

The board of directors is currently comprised of five directors.  The size and experience of the board is important for providing the Company with effective governance in the mining industry.  The board's mandate and responsibilities can be effectively and efficiently administered at its current size.  The chairman of the board is not a member of management.  The board has functioned, and is of the view that it can continue to function, independently of management as required.  At the Annual General Meeting, held on July 17, 2007, the shareholders elected Messrs. Andrews, Baybak, Robertson, Wolfin and Wolfin as directors.

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

D.           Employees

The Company has one employee located in Mexico.

E.           Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of July 10, 2007.

Name of Beneficial Owner	Number of Shares	Percent
Lloyd Andrews	2,500	*
Michael Bayback	2,400	*
Gary Robertson	20,000	*
David Wolfin	61,184	*
Louis Wolfin	4,345	*
Connie Lillico	2,500	*
_______________
*  Less than one percent

Outstanding Options

The following information, as of July 10, 2007, reflects outstanding options held by the Named Executive Officers:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Louis Wolfin	11,800	October 21, 2003	$1.20	October 23, 2008
David Wolfin	40,000	April 5, 2005	$1.35	April 5,2010
Louis Wolfin	100,000	April 5, 2005	$1.35	April 5,2010
David Wolfin	200,000	April 26, 2006	$3.99	April 26, 2011
Louis Wolfin	180,000	April 26, 2006	$3.99	April 26, 2011

Item 7.  Major Shareholders and Related Party Transactions

A.           Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of July 11, 2007 the Company knew of no person who owned more than five (5%) percent of the outstanding shares of each class of the Company's voting securities.

B.	Related Party Transactions

During the twelve months ended January 31, 2007, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)
$119,857 (2006 - $163,328; 2005 - $124,146) for administrative services and expenses to Oniva International Services Corp, referred to as "Oniva International", a private company that is 16.67% owned by the Company and with the remaining 83.33% shared equally between five other companies that are related by common directors and management;

ii)	$87,000 (2006 - $60,000; 2005 - $60,000) to a private company controlled by the President for management fees;

iii)	$30,000 (2006 - $30,000; 2005 - $12,500) to a private company controlled by a Director of a related company for consulting fees;

iv)	$84,279 (2006 - $Nil; 2005 - $Nil) for investor relations services to National Media, a business significantly influenced by a Director of the Company.

v)
The Company paid or accrued $53,837 (2006 - $146,092; 2005 - $Nil) to ABC Drilling, a private company that is a 100% owned subsidiary of Oniva International for drilling services and $6,854 (2006 - $20,433; 2005 - $Nil) to Bralorne, a public company with common directors and management, for exploration services.

There is an amount due from a related party of $64,933 (2006 - $83,000) from ABC Drilling.  The amount due is non-interest bearing, unsecured and has no stated terms of repayment.  The Company had also paid an exploration advance of $39,000 in a prior period of which the entire amount has been applied to drilling services performed during the current period.

Amounts due to related parties consist of $105 (2006 - $16,710) due to a private company controlled by a Director of the Company, $7,500 (2006 - $Nil) due to a directors and $133,919 (2006 - $161,563) due to Oniva.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.           Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Auditors Report.
Balance Sheet for years ended January 31, 2007 and 2006.
Statement of Operations and Deficit for the years ended January 31, 2007, 2006 and 2005.
Statement of Cash flows for the years ended January 31, 2007, 2006, and 2005.
Notes to Financial Statements for the years ended January 31, 2007, 2006, and 2005.

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

As of July 6, 2007, there were 706 holders of record in the United States holding 68.88% of the Company's outstanding common shares representing approximately 23.43% of the total shareholders.  The Company's common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common shares.

The following sets forth the high and low prices expressed in Canadian Dollars on the TSX-V for the Company's common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V (Canadian Dollars)
Last Six Months	High	Low
June 2007	2.00	1.69
May 2007	2.24	1.90
April 2007	2.75	2.05
March 2007	2.33	2.00
February 2007	2.44	1.83
January 2007	2.23	1.85

2006-2007	High	Low
Fourth Quarter ended January 31, 2007	2.66	1.80
Third Quarter ended October 31, 2006	2.45	1.50
Second Quarter ended July 31, 2006	4.48	1.70
First Quarter ended April 30, 2006	4.35	2.00

2006-2005	High	Low
Fourth Quarter ended January 31, 2006	2.29	1.38
Third Quarter ended October 31, 2005	1.57	1.20
Second Quarter ended July 31, 2005	1.66	1.11
First Quarter ended April 30, 2005	1.99	1.18

Last Five Fiscal Years	High	Low
2007	4.48	1.50
2006	2.29	1.11
2005	2.50	1.00
2004	3.00	0.33
2003	1.74	0.32

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

The directors of the Company must be persons of the full age of 18 years. There is no minimum share ownership to be a Director.  No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the British Columbia Securities Act or the British Columbia Mortgage Brokers Act canceled within the last five years.

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

C.           Material Contracts

The Company entered into a share exchange agreement dated for reference the 9th day of June, 2004 with Pedro Sanchez Mejorada, Fernando Ysita Del Hoyo, Francisco Ysita del Hoyo, Bernardo Ysita del Hoyo, Carlos Ysita del Hoyo, Manuel Ysita del Hoyo, Eduardo Ysita del Hoyo, Mercedes Ysita del Hoyo, Cia Minera and Promotora in connection with the acquisition of the remaining 51% interest in Cia Minera.  The consideration to be paid by the Company for the 51% interest consists of four million common shares of the Company.  This agreement was subject to a number of conditions including a satisfactory due diligence review and final regulatory approval. The TSX-V approved the agreement on October 18, 2005 and the acquisition of an additional 39.25% interest in Cia Minera was completed on July 17, 2006 for consideration of 3,164,702 common shares of the Company.  The Company now owns 88.25% of the total issued shares of Cia Minera and continues to consider its options with relation to the balance of the interest.

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva International for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one-month notice by either party.

The Company entered into a 12 month agreement in with National Media to provide financial relations, media relations and public market development services. The Company has agreed to pay National Media US$6,000 per month, and the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company.  The agreement with National Media expired on March 15, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totaled $10,613 (US$9,000).

The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners, referred to as "IRS", to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees of $2,000 per month plus expenses.  The agreement with IRS expires on October 5, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totaled $16,000.

The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico.  As at January 31, 2007 the Company is committed to drilling services at an estimated cost of $416,022, which is denominated in U.S. dollars (US$352,800).  Management has determined that the Company’s exploration in fiscal 2008 will likely exceed the minimum commitment, and thus the minimum drilling cost will be paid in fiscal 2008.

Please refer to note 19 of the financial statements included elsewhere in this Annual Report (Item 17) for further disclosure regarding material commitments.

D.           Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in “10.E. Taxation” below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

A corporation will be classified as a foreign personal holding company, or an "FPHC", and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income).  Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company, or an "FIC", if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons.  In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

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

Not Applicable.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at January 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	The Company is evaluating the effectiveness of its staff resources, as currently the Company seeks outside guidance to address complex accounting and tax issues that arise.

The weaknesses and their related risks are not uncommon in a company the size of Avino because of limitations in size and number of staff.  The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended January 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A.  Audit Committee Financial Expert

The board of directors determined that Mr. Gary Robertson is qualified as an Audit Committee Financial Expert.  Mr. Robertson is independent as determined by the National Association of Securities Dealers listing standards.

Item 16B.  Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.  In the event that it is determined a code of ethics is necessary, an appropriate code will be implemented.

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the last fiscal year was Manning Elliot LLP.  For the fiscal years ending January 31, 2006 and 2005 the independent auditor was Vellmer & Chang, Chartered Accountants (formerly Hoogendoorn Vellmer, Chartered Accountants).

Audit Fees

The aggregate fees billed by Manning Elliot LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2007 was $101,800.  The aggregate fees billed by Vellmer & Chang for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2006 was $40,780.

Audit-Related Fees

There were no audit-related fees for the fiscal years ended January 31, 2007 and 2006.

Tax Fees

The aggregate tax fees billed by the Company's independent auditors for the 2007 fiscal year was $2,180, which is related to the preparation of the corporate tax return for the 2006 fiscal year.  The aggregate tax fees billed by the Company's independent auditors for the 2006 fiscal year was $1,315, which is related to the preparation of the corporate tax return for the 2005 fiscal year.

All Other Fees

There were no aggregate fees billed for any other professional services rendered by the Company's independent auditors for the year ended January 31, 2007.  The aggregate fees billed by the Company's independent auditors for advisory and review services relating to the Company's annual report on Form 20-F was $3,600 for the year ended January 31, 2006.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17.  Financial Statements

The following financial statements pertaining to the Company are filed as part of this annual report:

Auditors Report	52
Consolidated Balance Sheets	53
Consolidated Statements of Operations and Deficit	54
Consolidated Statements of Cash Flows	55
Notes to Financial Statements	56 thru 76

Item 18.  Financial Statements

See Item 17.

Item 19.  Exhibits

Exhibit Number	Name
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act
13.2	Consent of Expert
15.1	Form 43 -101F1 Technical Report: Tailings Retreatment – Process Options*

___________________________
*  Previously filed.

AVINO SILVER & GOLD MINES LTD. Consolidated Financial Statements For the Years Ended January 31, 2007, 2006 and 2005

AUDITORS’ REPORT

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the consolidated balance sheet of Avino Silver & Gold Mines Ltd. as at January 31, 2007, and the consolidated statements of operations and deficit, and cash flows for the year ended January 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The balance sheet figures as at January 31, 2006 and the statements of operations and deficit, and cash flows for the years ended January 31, 2006 and 2005 were audited by another firm of chartered accountants, which expressed an opinion without reservation on those financial statements in their report dated May 31, 2006.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 7, 2007

COMMENTS BY AUDITORS ON CANADA AND UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (U.S.) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (U.S.), our report to the shareholders dated May 7, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 7, 2007

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
As at January 31, 2007 and 2006
(Expressed in Canadian Dollars)

	2007	2006
ASSETS

Current
Cash and cash equivalents	$11,045,106	$3,067,011
Interest receivable	38,179	–
Taxes recoverable	96,674	35,009
Prepaid expenses and amounts receivable	54,042	13,544

	11,234,001	3,115,564

Property, Plant and Equipment (Note 4)	1,015,228	2,611
Reclamation Bonds	5,500	3,000
Mineral Properties (Note 5)	10,764,455	486,900
Advances to Related Companies (Note 14 (a))	65,770	83,000
Investments in Related Companies (Note 6)	210,085	210,085

	$23,295,039	$3,901,160
LIABILITIES

Current
Accounts payable and accrued liabilities	$1,311,560	$62,700
Due to related parties (Note 14(b))	141,524	181,418
	1,453,084	244,118

Future Income Tax Liability (Note 13)	2,335,999	–

Commitment towards equity loss in Cia Minera Mexicana de Avino, S.A. de C.V (Note 8)	–	342,596
	3,789,083	586,714
SHAREHOLDERS' EQUITY
Share Subscriptions Received in Advance	–	247,730
Share Capital (Note 9(a))	33,112,072	19,264,265
Shares Issued For Proceeds Receivable	(5,940)	(56,732)
Contributed Surplus (Note 10)	7,259,879	1,070,699
Treasury Shares (14,180 shares, at cost)	(101,869)	(101,869)
Deficit	(20,758,186)	(17,109,647)
	19,505,956	3,314,446
	$23,295,039	$3,901,160

NATURE AND CONTINUANCE OF OPERATIONS – NOTE 1
CONTINGENT LIABILITY AND COMMITMENTS – NOTES 18 AND 19

 Approved by the Board of Directors:

“Louis Wolfin”                      Director                                                                           “David Wolfin”                  Director

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005
Revenue	$–	$–	$–

Operating and Administrative Expenses
Amortization	2,677	980	1,210
General exploration	106,899	–	–
Interest	–	–	65
Management fees	87,000	60,000	60,000
Office and miscellaneous	146,348	119,864	96,409
Professional fees	127,441	141,005	34,993
Regulatory and compliance fees	34,416	21,690	39,463
Salaries and benefits	87,813	73,529	69,310
Shareholder and investor relations (Note 11)	464,806	197,330	59,044
Stock-based compensation (Note 12)	2,860,603	725,125	81,540
Travel and entertainment	96,731	77,274	64,005
	4,014,734	1,416,797	506,039
	(4,014,734)	(1,416,797)	(506,039)

Other income (expenses)
Interest income	430,231	46,073	41,999
Foreign exchange gain (loss)	(30,455)	9	29
Write-down of investment in related company	–	(217,000)	–
Write-down of mineral property	–	(103,242)	–
Site assessment costs for Cia Minera Mexicana de Avino, S.A. de C.V (Note 8)	–	(355,921)	(391,899)
Equity losses in Cia Minera Mexicana de Avino, S.A. de C.V (Note 8)	(33,581)	(342,596)	–

LOSS BEFORE INCOME TAXES	(3,648,539)	(2,389,474)	(855,910)

Future income tax benefit recognized on renouncement of Canadian exploration expenditures (Note 13)	–	19,750	41,200
NET LOSS FOR THE YEAR	(3,648,539)	(2,369,724)	(814,710)
DEFICIT, beginning of year	(17,109,647)	(14,739,923)	(13,925,213)
DEFICIT, end of year	$(20,758,186)	$(17,109,647)	$(14,739,923)
BASIC AND DILUTED LOSS PER SHARE	$(0.20)	$(0.22)	$(0.08)
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	18,385,007	10,965,718	10,410,379

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	$(3,648,539)	$(2,369,724)	$(814,710)
Adjustments for non-cash items:
Amortization	2,677	980	1,210
Stock-based compensation	2,860,603	725,125	81,540
Fair value of options issued for investor relations services	195,600	103,981	–
Write-down of investment in related company	–	217,000	–
Write-down of mineral property interest	–	103,242	–
Equity loss on Cia Minera prior to acquisition of control	33,581	342,596	–
Future income tax benefit recognized on the renouncement of Canadian exploration expenditures	–	(19,750)	(41,200)
	(556,078)	(896,550)	(773,160)

Net change in non-cash working capital (Note 16)	61,750	(91,529)	14,849

	(494,328)	(988,079)	(758,311)
FINANCING ACTIVITIES
Share subscriptions received in advance	–	247,730	–
Receipt of share proceeds receivable	56,732	–	–
Shares issued for cash, net	9,511,593	1,748,827	435,789
	9,568,325	1,996,557	435,789
INVESTING ACTIVITIES
Reclamation bonds	(2,500)	(3,000)	–
Property, plant and equipment purchases	(18,331)	(768)	–
Mineral property exploration expenditures	(777,586)	(273,234)	(91,400)
Advances to a related party	–	52,000	(135,000)
Advances to Cia Minera prior to acquisition of control	(297,485)	–	–
	(1,095,902)	(225,002)	(226,400)
Increase (decrease) in cash and cash equivalents	7,978,095	783,476	(548,922)
CASH AND CASH EQUIVALENTS, beginning of year	3,067,011	2,283,535	2,832,457
CASH AND CASH EQUIVALENTS, end of year	$11,045,106	$3,067,011	$2,283,535

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$16	$–	$65
Income taxes	–	–	–
Non-cash investing activity:
3,164,702 shares issued in acquisition of controlling interest in Cia Minera	7,215,520	–	–

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 1 - NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and Yukon, Canada.

The Company is in the exploration stage with its mineral properties and has not yet determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s legal interest in mineral claims, obtaining further financing for exploration of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will likely be required to raise new financing through the sale of shares to continue with the exploration for and development of its mineral properties. Management intends to secure additional financing through the issuance of common stock. However, there can be no assurance that management will be successful in its efforts to secure additional financing through the issuance of common stock, or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

i)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its Mexican subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation. The Company’s Mexican subsidiaries are the wholly-owned Oniva Silver and Gold Mines S.A., Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has direct ownership of 76.88%, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has a 50% direct ownership and an additional 49.75% of Cia Minera is held through Promotora.

The Company acquired control of Promotora and Cia Minera on July 17, 2006 (see Note 3) and prior to the acquisition of control the Company accounted for its 49% ownership of Cia Minera using the equity method. Under the equity method, the Company’s original investment in Cia Minera was initially recorded at cost, and subsequently adjusted to reflect the Company’s share of earnings or loss in Cia Minera.

These consolidated financial statements include the operations of Promotora and Cia Minera subsidiaries on a consolidated basis beginning on July 17, 2006 and cover the period ending on December 31, 2006, which is a different period end date than the Company’s fiscal year-end, since the subsidiaries prepare annual financial statements following Mexican law requiring a December 31 year-end.

ii)	Cash and cash equivalents

The Company considers all highly liquid instruments with maturities of three months or less on the date of purchase to be cash equivalents.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

iii)	Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated amortization. Amortization is recorded over the useful lives of the assets on the declining balance basis at the following rates:

Office equipment, furniture and fixtures	20%
Computer equipment	30%
Mine mill, machinery and plant	12%
Mine facilities and equipment	6% to 10%

The mine mill, machinery and plant were acquired on July 17, 2006 (see Note 3) and are not in active use, as the Company is in the process of evaluating the re-activation of the mine. Accordingly, the mine mill, machinery and plant are considered to be under reconstruction and no amortization is recorded on these assets during the 2007 year-end.

iv)	Mineral properties

Mineral property acquisition, exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include cash consideration and the fair market value of common shares issued for mineral property interests based on the trading price of the shares. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future.

Impairment may occur in the carrying value of mineral properties when one of the following conditions exists:

(a)	the Company's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

(b)	exploration results are not promising and no more work is being planned in the foreseeable future on the property; or

(c)	the remaining lease terms for the property are insufficient to conduct necessary studies or exploration work.

Once impairment has been determined then a portion of the carrying value will be written-down to net realizable value. Amounts shown for mineral properties reflect costs incurred to date, less write-downs, and are not intended to reflect present or future values.

v)	Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence, but not control, are accounted for using equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. The investment is initially recorded at cost and increased or decreased for the Company’s share of income or loss respectively. In those instances where the Company’s share in the investee’s cumulative net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses as a liability only if it has determined that it has ongoing obligations or commitments towards the investee. In those circumstances where the Company has no ongoing obligations or commitments to support the investee, the Company records cumulative losses only to the extent of the carrying amount of the investment.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

v)             Investments (continued)

Investments in the shares of companies over which Avino does not have control or exercises significant influence are accounted for at cost. These investments are written down when there is a decline in value that is considered other than temporary.

vi)	Translation of foreign currencies and foreign subsidiaries

The Company’s integrated Mexican foreign subsidiaries are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at rates in effect during the period, except for amortization, which is translated on the same basis as the related assets. The resulting exchange gains or losses are recognized in income.

vii)	Financial instruments

(a)	Fair values

The carrying values of cash and cash equivalents, amounts receivable, accounts payable, and amounts due from (to) related companies and related parties approximate their fair values due to the immediate or short-term maturity of these financial instruments.

(b)	Interest rate risk

In management’s opinion, the Company is not exposed to significant interest rate risks.

(c)	Foreign exchange currency risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (MXN) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $96,471 (MXN$903,287), amounts receivable denominated in pesos totalling $2,197 (MXN$20,571), taxes recoverable denominated in pesos totalling $89,258 (MXN$835,748), accounts payable denominated in pesos totalling $1,148,505 (MXN$10,753,787).

(d)	Credit risk

The Company's cash and equivalents are primarily held in accounts with Canadian financial institutions, and as at January 31, 2007 cash and cash equivalents substantially exceeds the amounts covered under federal deposit insurance.

viii)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas requiring the use of estimates relate to recoverability or valuation of amounts receivable, property, plant, equipment, and mineral properties, the valuation of asset retirement obligations, useful lives for amortization, recognition of future income tax assets and liabilities, and stock-based compensation. Actual results could differ from those estimates.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

ix)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

The Company follows CICA Emerging Issues Committee Abstract 146 Flow-Through Shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures, to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized for the net tax effect of the deductions renounced, and share capital is reduced.

If the Company has sufficient unrecognized tax losses carried forward or other unrecognized future income tax assets to offset all or part of this future income tax liability, a portion of such unrecognized future income tax assets is recorded as a future income tax recovery up to the amount of the future income tax liability that would otherwise be recognized.

x)	Stock-based compensation

The Company follows CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments. Accordingly the Company recognizes stock-based compensation expense for the estimated fair value of stock-based payments. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date using the Black-Scholes option pricing model, and are expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Consideration received on the exercise of stock options is recorded as share capital.

xi)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants.

For the years ended January 31, 2007, 2006 and 2005, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the affect of this dilution is to reduce the reported loss per share (anti-dilutive), fully diluted loss per share information has not been shown.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

xii)	Site restoration obligations

The Company recognizes the fair value of its liability for asset retirement obligations, including site restoration costs in the year in which such liabilities are incurred and can be estimated. Upon recognition of an asset retirement obligation, the site restoration costs are capitalized as a part of the mineral property. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company estimated its site restoration costs to be $nil as at January 31, 2007 (2006 - $nil) as significant disturbance of sites giving rise to restoration obligations had not yet occurred.

xiii)	Long-lived assets

The recoverability of long-lived assets, which includes property, plant, equipment, and mineral properties is assessed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal less costs to sell, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available.

NOTE 3 - ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On July 17, 2006 the Company acquired control of Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company’s pre-existing 49% share of Cia Minera, brought the Company’s ownership interest in Cia Minera to 88.25%. The additional 39.25% interest in Cia Minera was obtained through the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V. (“Promotora”) which in turn owns 49.75% of Cia Minera’s common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 5).

The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration for the purchase of the additional 39.25% interest in Cia Minera. The shares issued as consideration were valued based on the July 17, 2006 closing market price per share of $2.28. The acquisition was accounted for using the purchase method and these consolidated financial statements include the assets, liabilities and operations of these subsidiaries beginning on July 17, 2006, the date of acquisition of control. The acquisition of the 39.25% interest described above does not include a 1% interest acquired from an estate subject to approval and transfer of the shares to the Company by the trustee for that estate.

The cost of the acquisition of Cia Minera was comprised as follows:

Issuance of 3,164,702 shares issued as consideration	$7,215,521
Direct acquisition costs	24,705
Cash advances to Cia Minera prior to July 17, 2006	297,485
Assumption of equity based commitment made prior to July 17, 2006	(376,177)
$7,161,534

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 3 - ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (continued)

The cost of Cia Minera was allocated to the estimated fair values of the assets acquired and liabilities assumed as at July 17, 2006 as follows:

Cash	$21,154
Taxes and other amounts recoverable	27,977
Mine mill and processing plant	934,654
Mine facilities, machinery and equipment	62,310
Mineral properties	9,525,575
Accounts payable and accrued liabilities	(864,816)
Future income tax liability	(2,335,999)
Taxes payable	(209,321)
$7,161,534

Prior to the July 17, 2006 acquisition of the additional 39.25% in Cia Minera, the Company accounted for its original 49% interest using the equity method.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2007 Net Book Value	2006 Net Book Value
Office equipment, furniture and fixtures	$5,512	$3,684	$1,828	$2,611
Computer equipment	19,015	684	18,331	–
Mine mill, machinery and processing plant	934,654	–	934,654	–
Mine facilities and equipment	62,310	1,895	60,415	–
	$1,021,491	$6,263	$1,015,228	$2,611

NOTE 5 - MINERAL PROPERTIES

	Durango Mexico	British Columbia Canada	Yukon Canada	Total
2007
Carrying amounts, beginning of year	$–	$486,900	$1	$486,900

Acquisition costs	9,525,575	–	–	9,525,575

Exploration costs incurred during year:
Assays	–	2,001	–	2,001
Assessment and taxes	–	2,410	–	2,410
Drilling	609,518	14,837	–	624,355
Field supplies and services	–	11,242	–	11,242
Geological	90,712	21,260	–	111,972
Mineral properties, end of year	$10,225,805	$538,650	$1	$10,764,455

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES (continued)

	Durango Mexico	British Columbia Canada	Yukon Canada	Total
2006
Carrying amounts, beginning of year	$–	$212,258	$103,243	$315,501

Exploration costs incurred during year:
Assays	–	11,158	–	11,158
Assessment and taxes	–	2,965	–	2,965
Drilling	–	193,396	–	193,396
Field supplies and services	–	25,835	–	25,835
Geological	–	35,560	–	35,559
Surface work	–	5,727	–	5,728

Less: write-down	–	–	(103,242)	(103,242)
Mineral properties, end of year	$–	$486,899	$1	$486,900

Additional information on the Company’s mineral properties by region is as follows:

(a)	Durango, Mexico

The Company acquired the Durango mineral properties through the acquisition of Cia Minera during the 2007 year-end (see Note 3). The Company’s subsidiary Cia Minera owns 43 mineral claims in the state of Durango, Mexico.

In addition four core mineral claims are under leased concessions – exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement is valid until October 31, 2010. An ongoing dispute regarding royalties on the leased mineral claims exists (see Note 18).

The Company’s mineral claims in Mexico are divided into the following three properties:

(i)	Avino mine area property

The Avino mine property is situated around the towns of Panucho de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are five exploration concessions covering 163.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares. Under a royalty agreement covering three additional mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less the process costs at the mine.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)           Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES (continued)

(b)	British Columbia, Canada

The Company’s mineral claims in British Columbia are divided into the following three properties:

(i)	Aumax property

In 2003 the Company acquired a 100% interest in six Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. During the 2007 year end these mineral claims were converted into one claim encompassing all of the original claims.

(ii)	Minto property

The Company has a 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. Avino recommenced exploration of the property in fiscal 2006 and costs incurred since then have been deferred.

(iii)	Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the 2007 year end these original mineral claims and factions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

(c)	Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

NOTE 6 - INVESTMENTS IN RELATED COMPANIES

Investments carried at cost are comprised as follows:

	2007	2006
Bralorne Gold Mines Ltd.	$205,848	$205,848
Levon Resources Ltd.	4,236	4,236
Oniva International Services Corporation	1	1
	$210,085	$210,085

Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $206,021 as at January 31, 2007 (2006 - $324,259). Bralorne is a public company with common directors.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 6 - INVESTMENTS IN RELATED COMPANIES (continued)

Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $21,180 as at January 31, 2007 (2006 - $7,766). Levon is a public company with common directors.

Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by common directors and management. See Note 19 for disclosure on the Company’s commitment to Oniva.

NOTE 7 - NON-CONTROLLING INTEREST

The Company has an 88.25% interest in its subsidiary Cia Minera, and the remaining 11.75% portion is presented as a non-controlling interest. The non-controlling interest has been recorded as a net obligation to the Company by Cia Minera, net of a valuation allowance, as the owners of the 11.75% minority interest in Cia Minera do not have a demonstrated commitment towards funding Cia Minera’s net losses. Accordingly, the non-controlling portion of Cia Minera operating losses are not recognized as an asset in these financial statements.

The carrying amount of the non-controlling interest is as follows:

Non-controlling interest portion in Cia Minera’s net obligation to the Company on July 17, 2006, the date of acquisition	$111,874
Non-controlling interest in Cia Minera’s net loss since acquisition	20,437
Loss valuation allowance	(132,311)
Non-controlling interest - net carrying amount	$–

NOTE 8 - COMMITMENT AND SITE ASSESSMENT COSTS RELATED TO CIA MINERA

The Company incurred the following site assessment costs in contemplation of its additional 39.25% acquisition of Cia Minera:

	2007	2006	2005
Geological assessment	$–	$133,915	$128,419
Professional fees	–	26,054	22,964
Site overhead and maintenance	–	195,952	240,516
	$–	$355,921	$391,899

Prior to fiscal 2006, the Company had determined that it did not have a commitment or obligation to Cia Minera and accordingly did not record its equity interest in the losses of Cia Minera. During fiscal 2006 the Company determined that it had a commitment to Cia Minera. Accordingly, it began to recognize in operations its equity interest in the losses of Cia Minera. In fiscal 2006, Avino recognized into operations its interest in previously unrecorded equity losses of Cia Minera in the amount $342,596. During fiscal 2007 the company recorded a further $33,581 of equity losses in Cia Minera, resulting in a total of $376,177 in equity based losses in Cia Minera prior to the acquisition of control on July 17, 2006 (see Note 3).

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 9 - SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

Issued:

	2007		2006
	Shares	Amount	Shares	Amount
Balance, beginning of year	11,962,075	$19,264,265	10,521,775	$17,030,084
Shares issued for cash:
Private placement	5,000,000	10,000,000	–	–
Less value of warrants on private placement transferred to contributed surplus	–	(3,578,383)	–	–
Exercise of stock options	456,700	585,866	249,500	261,175
Exercise of warrants	1,250	3,125	1,190,800	1,544,384
Shares issued for Cia Minera acquisition (Note 3)	3,164,702	7,215,521	–	–
Transferred from contributed surplus on exercise of stock options	–	443,831	–	448,372
Exercise of warrants	–	1,575	–	–
Future income tax liability on issuance of flow-through shares (Note 13)	–	–	–	(19,750)
Share issuance costs	–	(823,728)	–	–
	8,622,652	13,847,807	1,440,300	2,234,181
Balance, end of year	20,584,727	$33,112,072	11,962,075	$19,264,265

Private placement

During the year ended January 31, 2007, the Company completed a private placement of 5,000,000 units at a price of $2.00 per unit, each unit consisted of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $2.50 until March 20, 2008. The gross proceeds from the private placement was $10,000,000 and share issuance costs were $823,728 consisting of finders’ fees of $778,795 paid in cash and $44,933 in other costs. Consideration of $3,578,383 was allocated to contributed surplus for the warrants issued under the placement.

(b)	Warrants

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding, January 31, 2005	2,433,250	$1.44
Exercised	(1,190,800)	$1.30
Expired	(1,242,450)	$1.58

Warrants outstanding, January 31, 2006	–	–
Issued	2,500,000	$2.50
Exercised	(1,250)	$2.50
Warrants outstanding, January 31, 2007	2,498,750	$2.50

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 9 - SHARE CAPITAL (continued)

(b)           Warrants (continued)

Details of share purchase warrants outstanding:

Expiry Date	Exercise Price	2007 Warrants Outstanding	2006 Warrants Outstanding
March 20, 2008	$2.50	2,498,750	–

(c)	Stock options

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, January 31, 2005	450,000	$1.01
Granted	642,500	$1.35
Exercised	(249,500)	$1.05
Expired or cancelled	(30,000)	$1.20

Stock options outstanding, January 31, 2006	813,000	$1.31
Granted	1,120,000	$3.85
Exercised	(456,700)	$1.28

Stock options outstanding, January 31, 2007	1,476,300	$3.25

Details of stock options outstanding:

Expiry Date	Exercise Price	2007 Stock Options Outstanding	2006 Stock Options Outstanding
October 21, 2008	$1.20	41,800	233,000
April 5, 2010	$1.35	262,000	510,000
September 26, 2010	$1.35	52,500	70,000
March 15, 2011	$2.72	120,000	–
April 26, 2011	$3.99	1,000,000	–
		1,476,300	813,000

As at January 31, 2007 1,443,800 stock options were exercisable and as at January 31, 2006 798,000 stock options were exercisable.

The Company amended its stock option plan in fiscal 2007, under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 9 - SHARE CAPITAL (continued)

(d)	Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures renounced may be claimed only by the investors of the flow-through common shares.

As at January 31, 2007, the Company has a commitment to incur a further $29,650 in qualifying Canadian exploration expenditures, as defined in the Canadian Income Tax Act, pursuant to which the Company must incur and renounce these qualifying expenditures to the flow-through shareholders.

(e)	Flow-through warrants

Included in the warrants described in Note 9(c) are the following flow-through share purchase warrants as follows:

	Underlying Shares	Weighted Average Exercise Price
Flow-through warrants outstanding, January 31, 2005	170,000	$0.52
Exercised	(170,000)	$0.52

Flow-through warrants outstanding, January 31, 2006 and 2007	–	–

NOTE 10 – CONTRIBUTED SURPLUS

	2007	2006
Balance, beginning of year	$1,070,699	$689,965
Value of stock options granted during the year (Note 12)	2,860,603	725,125
Value of stock options issued for services (Note 11)	195,600	103,981
Value of warrants on private placement (Note 9(a))	3,578,383	–
Value of stock options exercised	(443,831)	(448,372)
Value of warrants exercised	(1,575)	–
Balance, end of year	$7,259,879	$1,070,699

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 11 – SHAREHOLDER AND INVESTOR RELATIONS EXPENSES

The fair values of stock options granted to investor relations consultants are included in shareholder and investor relations expenses. The fair values of the stock options is calculated using the Black-Scholes option pricing model and is measured and expensed over the 12 month period over which services are provided and the options vest.  During fiscal 2007 investor relations consultants were granted 130,000 stock options ((2006 – 95,000) (2005 – nil)) which are included in the stock options described in Note 9(c), and these options are exercisable at a price of $2.72 (2006 - $1.35) per share. The shareholder and investor relations expense for fiscal 2007 includes $195,600 ((2006 - $103,981) (2005 - $nil)) for the fair value of stock options granted to investor relations consultants. The fiscal 2007 weighted average fair value of these options on date of grant was $1.74 (2006 - $1.33). The fair value of these options were calculated using the Black-Scholes model with following weighted average assumptions:

	2007	2006	2005
Assumptions:
Risk-free interest rate (%)	4.1	3.4	–
Expected dividend yield (%)	–	–	–
Expected option life (years)	4.7	3	–
Expected stock price volatility (%)	90	180	–

NOTE 12 – STOCK-BASED COMPENSATION

In fiscal 2007 the Company granted 990,000 (2006 – 547,500) options having a life of five years and exercisable at a price of $3.99 per share to directors, officers, and employees of the Company. In fiscal 2007 the Company recognized $2,860,603 (2006 - $725,125) in stock-based compensation representing the fair value of these stock options. In the fiscal 2005 year the $81,540 in stock-based compensation expense was recorded for the vesting of stock options granted in fiscal 2004. The fiscal 2007 weighted average fair value of the options on the date of grant was $2.89 ((2006 - $1.33) (2005 - $nil)). The fiscal 2007 fair value of these options were calculated using the Black-Scholes model with following weighted average assumptions:

	2007	2006	2005
Assumptions:
Risk-free interest rate (%)	4.4	3.4	3.0
Expected dividend yield (%)	–	–	–
Expected option life (years)	5	3	5
Expected stock price volatility (%)	91	180	52

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 13 - INCOME TAXES

The components of future income tax provisions including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	2007	2006	2005
Statutory rate	34.12%	34.5%	36%
Income taxes recovered at the Canadian statutory rate	$1,244,882	$817,555	$293,000
Less permanent differences:
Stock-based compensation	(976,038)	(250,169)	(29,400)
Investor relations expense for stock options granted	(66,739)	(35,873)	–
Reduction for effect of lower Mexican tax rates	(10,644)	–	–
Equity based accounting loss for interest in Cia Minera Mexicana de Avino, S.A. de C.V.	(11,458)	(118,200)	–
Other non-tax deductible expenses	(3,373)	–	–
Effect of temporary differences:
Share issuance costs	71,239	–	–
Write-down of investment	–	(74,900)	–
Write-down of mineral property	–	(35,600)	–
Geological exploration expenditures	–	(45,000)	–
Benefit of tax losses not recognized in year – valuation allowance	(247,869)	(257,813)	(263,600)
Benefit of future income tax asset recognized on renouncement Canadian exploration expenditures to flow-through share investors	–	19,750	41,200
Future income tax recovery recognized in the year	$–	$19,750	$41,200

The approximate tax effects of each type of temporary difference that gives rise to potential future tax assets are as follows:

	2007	2006
Statutory rate	34.12%	34.5%
Non-capital tax losses carried forward	$1,392,852	$1,244,000
Capital tax losses carried forward	251,159	254,000
Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	557,738	508,000
Share issuance costs	239,873	30,000
Tax basis of investments in related companies in excess of book value	37,020	37,433
Undeducted capital cost allowance in excess of book value of Canadian equipment	70,862	69,700
Future tax assets	2,549,504	2,143,133
Less: valuation allowance	(2,549,504)	(2,143,133)
Net tax assets	$–	$–

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 13 - INCOME TAXES (continued)

The potential benefit of net operating tax loss carry-forwards and other future income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The Company has capital losses of $1,472,210 carried forward and $4,049,022 in non-capital tax losses carried forward available to reduce future taxable income. The capital losses can be carried forward indefinitely unless used. The non-capital tax losses if unused expire as follows:

2008	$351,114
2009	253,336
2010	245,381
2011	904,279
2012	343,690
2016	568,450
2027	799,044
2028	583,728
$4,049,022

In addition, the $2,335,999 future income tax liability presented in these financial statements is due to the difference between the carrying amount and tax basis upon acquisition of the mineral properties, mine plant and equipment in the purchase of Cia Minera (see Note 3).

NOTE 14 - RELATED PARTY TRANSACTIONS AND BALANCES

The balances and transactions with related parties are as follows:

(a)	Advances to related parties:

	2007	2006
ABC Drilling Services Inc. – a subsidiary of Oniva	$64,933	$83,000
Oniva International Services Corp. – a company controlled by a director of Avino	837	–
Advances to related parties	$65,770	$83,000

The advance to ABC Drilling Services Inc. is intended as an exploration advance for future drilling services.

(b)	Amounts due to related parties:

	2007	2006
Directors	$7,500	$-
Frobisher Securities Ltd. – a company controlled by a director of Avino	105	16,710
Bralorne Gold Mines Ltd. – a company with directors and management in common with Avino	–	3,145
Oniva International Services Corp. – a company controlled by a director of Avino	133,919	161,563
	$141,524	$181,418

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 14 - RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	2007	2006	2005
Salaries and benefits	$59,523	$73,529	$59,884
Office and miscellaneous	60,334	89,799	64,262
	$119,857	$163,328	$124,146

(d)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	2007	2006	2005
Intermark Capital Corp. – a company controlled by a director of Avino	$87,000	$60,000	$60,000
Frobisher Securities Ltd.	–	2,000	–
Wear Wolfin Design Ltd. – a company controlled by a director of a related company	30,000	30,000	12,500

	$117,000	$92,000	$72,500

(e)
The Company paid or accrued $53,837 (2006 - $146,092; 2005 - $Nil) to ABC Drilling Services Inc. for drilling services and $6,854 (2006 - $20,433; 2005 - $Nil) to Bralorne Gold Mines Ltd. for exploration services.

(f)	The Company paid or accrued $84,279 (2006 - $Nil; 2005 - $Nil) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company.

All related party transactions are recorded at the value agreed upon by the Company and the related party, which management believes approximates fair value.

NOTE 15 - SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 5.

NOTE 16 - SUPPLEMENTARY CASH FLOW INFORMATION

	2007	2006	2005
Changes in non-cash working capital items:
Interest receivable	$(38,179)	$–	$–
Taxes recoverable	(61,665)	(1,871)	(13,432)
Prepaid expenses	(40,497)	8,804	(10,066)
Advances to related companies	17,230	–	2,884
Accounts payable and accrued liabilities	224,755	(3,235)	19,047
Due to related parties	(39,894)	(95,227)	16,416
Net change in non-cash working capital	$61,750	$(91,529)	$14,849

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 17 - COMPARATIVE FIGURES

Certain fiscal 2005 and 2006 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2007. These reclassifications do not affect the net loss or closing deficit of the comparative figures.

NOTE 18 - CONTINGENT LIABILITY

The Company’s subsidiary Cia Minera leases four core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties are owing from prior years in the approximate amount $3,487,223 (denominated in Mexican pesos $32,651,905) plus interest. The Company has accrued $738,302 (denominated in Mexican pesos $6,912,940) on account of the royalties owing. Cia Minera has held the position that it has fully provided for the royalty liability in its accounts and continues to contest the action in court, however, negotiations are being held as both parties are working towards an amicable settlement.

NOTE 19 - COMMITMENTS

The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees of $2,000 per month plus expenses. The agreement with IRS expires on October 5, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totals $16,000.

The Company entered into a 12 month agreement with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The Company has agreed to pay National Media US$6,000 per month, and the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company. The agreement with National Media expires on March 15, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totals $10,613 (US$9,000).

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva, which is a related company, are disclosed in Note 14.

The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico. As at January 31, 2007 the Company is committed to drilling services at an estimated cost of $416,022, which is denominated in U.S. dollars (US$352,800). Management has determined that the Company’s exploration in fiscal 2008 will likely exceed the minimum commitment, thus an amount in excess of the minimum drilling cost will likely be paid in fiscal 2008.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The material differences between Canadian and U.S. GAAP and their effect on the Company’s financial statements are summarized as follows:

	2007	2006
Balance sheets
Total assets under Canadian GAAP	$23,295,039	$3,901,160

Deferred exploration expenditures (iii)	(10,764,455)	(382,896)
Investments (i)	17,116	121,941
Total assets under US GAAP	12,547,700	3,640,205

Total equity under Canadian GAAP	19,505,956	3,314,446

Deferred exploration expenditures (iii)	(10,764,455)	(382,896)
Investments (i)	17,116	121,941
Total equity under US GAAP	$8,758,617	$3,053,491

	2007	2006	2005
Consolidated statements of operations
Loss for year under Canadian GAAP	$(3,684,539)	$(2,369,724)	$(814,710)
Future income tax benefit on renouncement of qualified Canadian exploration expenditures (ii)	–	(19,750)	(41,200)
Exploration expenses (iii)	(10,277,556)	(271,397)	(91,400)
Write-down of investment (i)	–	217,000	–

Net loss for the year under U.S. GAAP (iv)	(13,962,095)	(2,443,871)	(947,310)
Comprehensive income (loss) items:
Unrealized gain (loss) on investments (i)	17,116	(146,470)	(797,365)
Net comprehensive income (loss) items	$(13,944,979)	$(2,590,341)	$(1,744,675)
Income (loss) per share under U.S. GAAP (iv)	$(0.76)	$(0.22)	$(0.09)

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2007	2006	2005
Statements of cash flows
Cash flows used in operating activities under Canadian GAAP	$(494,328)	$(988,079)	$(758,311)

Mineral properties expenditures (iii)	(751,981)	(273,234)	(91,400)

Cash flows used in operating activities under US GAAP	(1,246,309)	(1,261,313)	(849,711)
Cash flows (used in) from investing activities	(1,095,902)	(225,002)	(226,400)
Under Canadian GAAP

Mineral properties expenditures (iii)	751,981	273,234	91,400

Cash flows (used in) from investing activities under US GAAP	$(343,921)	$48,232	$(135,000)

i)	Investments

U.S. GAAP requires investments held for sale to be recorded at market. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under U.S. GAAP such fluctuations are not recognized into operations until the shares are sold. Canadian GAAP requires such investments to be recorded at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations.

ii)	Flow-through shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

Under Canadian GAAP, unexpended flow-through funds are not classified as restricted. Under US GAAP, however, unexpended flow-through funds are considered restricted and not part of cash and cash equivalents. As at January 31, 2007 and 2006 the Company had $120,401 of restricted, unexpended flow-through funds (2005 - $258,378).

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

iii)	Mineral properties interests

Canadian GAAP allows for the deferral of the costs of acquisition of mineral property interests and exploration expenditures subject to periodic assessment for impairment.

U.S. GAAP requires that exploration expenditures be charged to operations in the period in which they are incurred. Effective April 30, 2004, U.S. GAAP, in accordance with Emerging Issues Task Force (“EITF”) 04-2, further requires that acquisition costs of mineral property interests be recognized as tangible assets. Prior to the issuance of EITF 04-2, acquisition costs of mineral properties interests were charged to operations in the period in which they were incurred. The adoption of EITF 04-2 is to be applied retroactively with a restatement of prior periods. The Company adopted EITF 04-2 as at February 1, 2005, and, accordingly, restated its mineral properties interest balance under U.S. GAAP from $nil to $204,002 as at January 31, 2005, resulting in an increase of $204,002 to total assets and total equity.

iv)	Loss per share

The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under U.S. GAAP.

v)	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

v)            Recent Accounting Pronouncements (continued)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: July 30, 2007                                                                      AVINO SILVER & GOLD MINES LTD.

By: /s/ David Wolfin
David Wolfin, President
(Principal Executive Officer)

Exhibit Number	Name
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act
13.2	Consent of Expert
15.1	Form 43 -101F1 Technical Report: Tailings Retreatment – Process Options*

___________________________
*  Previously filed.