Form 20-F
period 2007-12-31
AVINO SILVER & GOLD MINES LTD
filed 2008-07-15
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 31, 2007 to December 31, 2007

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

The number of outstanding Common Shares as of December 31, 2007 was 20,584,727.

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

     In this transition report on Form 20-F, which we refer to as the "Transition Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we" or "us" refers to Avino Silver & Gold Mines Ltd.

     You should rely only on the information contained in this Transition Report. We have not authorized anyone to provide you with information that is different. The information in this Transition Report may only be accurate on the date of this Transition Report or on or as at any other date provided with respect to specific information.

Currency

     Unless we otherwise indicate in this Transition Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US$" are to the lawful currency of the United States

Forward-looking Statements

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

Each means a comprehensive study of the viability of a mineral project that has advanced to a stage where mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical,

.

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

quartz	Silica or SiO2 , a common constituent of veins, especially those containing gold and silver mineralization.

tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

ton	Imperial measurement of weight equivalent to 2,000 pounds.

trench	A long, narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure.

tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Part I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A.	Selected Financial Data

     The selected historical financial information presented in the table below for each of the years ended December 31, 2007(1) and January 31, 2007, 2006, 2005 and 2004, is derived from the audited financial statements of the Company. The audited consolidated financial statements and notes for the eleven month period ended December 31, 2007 and the years ended January 31, 2007 and 2006 are included in this Transition Report. The selected historical financial information for each year ended January 31, 2005 and 2004, presented in the table below are derived from financial statements of the Company that are not included in this Transition Report. The selected financial information presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Transition Report.

     The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP". The consolidated financial statements included in Item 17 in this Transition Report are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 23 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, referred to as "US GAAP", which differ, among other things, in respect to the recording of the investments in marketable securities, deferred exploration expenditures and recognition of future income tax benefits on renouncement of Canadian exploration expenditures to flow-through investors.

_____________________________
(1) In January 2008, the Company changed its financial year end from January 31 to December 31. Consequently this Annual Report is filed in connection to an 11 month fiscal year (referred hereinafter as fiscal year end “2007-II”)

Canadian GAAP	Eleven
	Months
	Ended		Year Ended
	December		January
	31,		31,
	2007	2007	2006	2005	2004

Summary of Operations:
Revenue	-	-	-	-	-
Interest Income	359,339	$430,231	$46,082	$41,999	$8,299
Expenses
Operating and Administrative	868,527	4,014,734	1,416,797	506,039	331,446
Write-down of mining Properties	-	-	103,342	-	-
Equity losses in Cia Minera Mexicana de
Avino, S.A. de C.V.	-	33,581	342,596	-	-
Litigation settlement	(759,302)	-	-	-	-
Misappropriation loss	(86,155)
Write-down of investment	-	-	217,000	-	-
Due diligence review of Cia Minera
Mexicana de Avino, S.A. de C.V.	-	-	355,921	391,899	122,444
Future income tax benefit	501,083	-	19,750	41,200	-
Net Loss	(885,863)	(3,648,539)	(2,369,724)	(814,710)	(445,591)
Loss per share	(0.04)	(0.20)	(0.22)	(0.08)	(0.06)

Weighted Average Number of Shares
Outstanding	20,584,727	18,385,007	10,965,718	10,410,379	7,015,604

	As at		As at
	December		January
	31,		31,
	2007	2007	2006	2005	2004
Balance Sheet Data:
Total assets	21,190,940	23,295,039	3,901,160	3,219,431	3,522,548
Cash and cash equivalents	6,342,481	11,045,106	3,067,011	2,283,535	2,832,457
Total liabilities	2,532,414	3,789,083	586,714	341,174	305,170
Shareholders' equity	18,658,526	19,505,956	3,314,446	2,878,257	3,216,838

United States GAAP:
	Eleven
	Months
	Ended		Year Ended
	December		January
	31,		31,
	2007	2007	2006	2005	2004
Summary of Operations:
Net Loss per Canadian GAAP	(885,863)	$(3,648,539)	$(2,369,724)	$(814,710)	$(445,591)
Adjustments	(2,332,350)	(10,277,556)	(74,147)	(132,600)	(20,100)
Net Loss per US GAAP	(3,218,213)	(13,962,095)	(2,443,871)	(947,310)	(465,691)
Loss per share per US GAAP	(0.16)	(0.76)	(0.22)	(0.09)	(0.07)

	As at	As at
	December	January
	31,	31,
	2007	2007	2006	2005	2004
Balance Sheet Data:
Total assets under Canadian
GAAP	21,190,940	23,295,039	3,901,160	3,219,431	3,522,548
Adjustments	(13,096,805)	(10,747,339)	(260,955)	(60,088)	624,675
Total assets under US GAAP	8,094,135	12,547,700	3,640,205	3,159,343	4,147,223

Total equity under Canadian
GAAP	18,658,526	19,505,956	3,314,446	2,878,257	3,216,838
Adjustments	(13,096,805)	(10,747,339)	(260,955)	(60,088)	624,675
Total equity under US GAAP	5,561,721	8,758,617	3,053,491	2,818,169	3,841,513

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended	Average	Period End	High	Low
2004	1.3803	1.3265	1.5315	1.2690
2005	1.2961	1.2396	1.3970	1.1775
2006	1.2061	1.1436	1.2703	1.1436
2007	1.1357	1.1792	1.1824	1.0989
2007 II	1.0651	0.9913	1.1853	0.9170

     The following table sets forth the high and low exchange rate for the past six months. As of June 20, 2008, the exchange rate was CDN$1.0172 for each US$1.

Month	High	Low
December 2007	1.0217	0.9785
January 2008	1.0324	0.9905
February 2008	1.0190	0.9719
March 2008	1.0279	0.9798
April 2008	1.0270	1.0025
May 2008	1.0189	0.9844

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

     In addition to the other information presented in this Transition Report, the following should be considered carefully in evaluating the Company and its business. This Transition Report contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Transition Report.

     We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production.

     We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the eleven months period ended December 31, 2007, we had a net loss of $885,863 and an accumulated deficit on December 31, 2007 of $21,644,049. The Company has not generated revenues from operations since 1998 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company's properties will be placed in production or that the Company's operations will be profitable in the future.

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

  political instability and violence;
  war and civil disturbances;
  expropriation or nationalization;
  changing fiscal regimes;
  fluctuations in currency exchange rates;
  high rates of inflation;
  underdeveloped industrial and economic infrastructure;
  changes in the regulatory environment governing mineral properties; and
  unenforceability of contractual rights;

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

     Acquisitions. The Company undertakes evaluations of opportunities to acquire additional gold and silver mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, the Company may need additional capital to finance an acquisition. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. However, the Company's ability to raise capital to acquire and explore resource properties may be adversely affected by the market prices for natural resources which are highly speculative and volatile. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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

     Uncertainty of continuing as a going concern. The continuation of the Company depends upon its ability to develop a self-supporting business and generate cash flow from operations and/or to raise equity capital through the sale of its securities. The Company will be required to raise new financing through the sale of shares or issuance of debt to continue with the exploration and development of its mineral properties. As a result, there is uncertainty about the Company's ability to continue as a going concern. The Company's consolidated financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

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

     Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2007-II fiscal year, the Company's common share price fluctuated between a low of $1.46 and a high of $2.75. Subsequent to the 2007-II fiscal year and as of May 31, 2008, the Company's common share price has fluctuated between a low of $1.36 and a high of $1.78. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

     We are a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in Canada, specifically British Columbia and the Yukon Territory, and in Mexico. Since fiscal 2001 we capitalized expenditures of $607,668 on the properties in Canada. These capitalized expenditures consist of $187,854 on the Aumax property, $163,467 on the Olympic-Kelvin property, and $256,347 on the Minto property.

     On July 17, 2006, the Company completed the acquisition of Cia Minera, a Mexican corporation, through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company's pre-existing 49% share of Cia Minera, brought the Company's ownership interest in Cia Minera to 88.25% . The additional 39.25% interest in Cia Minera was obtained though the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V., referred to as "Promotora", which in turn owns 49.75% of Cia Minera's common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

     The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration, which we refer to as the "Payment Shares", for the purchase of the additional 39.25% interest in Cia Minera. The Payment Shares were valued based on the July 17, 2006 closing market price of the Company's shares on the TSX-V.

     The Company has also acquired a further 1.1% interest in Cia Minera through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration. As at December 31, 2007 the Company’s interest in Cia Minera is 89.35% .

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

Significant Acquisitions and Significant Dispositions

     On July 17, 2006, the Company completed the acquisition of Cia Minera, a Mexican corporation, through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company's pre-existing 49% share of Cia Minera, brought the Company's ownership interest in Cia Minera to 88.25% . The additional 39.25% interest in Cia Minera was obtained though the acquisition of 76.88% of the common shares of Promotora, which in turn owns 49.75% of Cia Minera's common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

     The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 Payment Shares, for the purchase of the additional 39.25% interest in Cia Minera. The Payment Shares were valued based on the July 17, 2006 closing market price of the Company's shares on the TSX-V.

     The Company has also acquired a further 1.1% interest in Cia Minera through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration. As at December 31, 2007 the Company’s interest in Cia Minera is 89.35% .

     We have no other significant acquisitions or dispositions of property, other than as otherwise disclosed in this Transition Report.

Competition

     The mining industry in which the Company is engaged is highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold, silver and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mined afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. In 2007, demand for silver exceeded supply and worldwide demand is expected to increase through 2008. This, in part, has fueled the increases in silver prices over the same period. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold or silver mining properties.

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

     Mineral exploration and mining in Mexico is covered under the Mining Law as first published in June 1992, and amended in April 2005. Mining operations in Mexico are administered by the Ministry of Economy. Environmental regulations are covered under "Ley General del Equilibrio Ecológio y la Protección al Ambiente" (General Law of Ecological Balance and Environmental Protection) and its regulations. Certain other environmental laws, including "Ley de Aguas Nacionales" (Law of National Waters) and "Ley Forestal" (Forestry Law) and their associated regulations may also cover certain operations. The kind of permits or authorizations required to conduct mining or mineral exploration operations in Mexico depend upon the type of operation. Common exploration activities do not require prior environmental authorization or licenses, but it is advisable to request a confirmation from the National Water Commission that planned operations will not affect the water table. It is also necessary to confirm that any planned operations will not be conducted in protected natural areas.

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

     The Company's subsidiaries are the wholly-owned Oniva Silver and Gold Mines S.A. de C.V., referred to as "Oniva", Promotora, in which the Company has direct ownership of 79.09%, and Cia Minera in which the Company has a 50% direct ownership and an additional 49.75% of Cia Minera is held through Promotora. The Company's total ownership interest in Cia Minera is 89.35% .

All of the above subsidiaries are incorporated under the laws of Mexico.

D.	Property, Plants and Equipment

     The Company is exploring five silver and gold projects in Canada and Mexico. All of the Company's mineral property interests in Canada are wholly owned by the Company. In Mexico, the Company has a 89.35% interest in Cia Minera, a Mexican company which is involved in the mining of commercial ores and resource exploration and development, including the operation of the Avino Mine. Exploration in Canada has in recent years, been limited to drill programs on our Olympic-Kelvin Property.

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

     The Company has placed a deposit of $1,500 at December 31, 2007 (January 31, 2007:$1,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

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

     The Company has placed a deposit of $1,500 at December 31, 2007 (January 31, 2007: $1,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

     No drilling on the Olympic Property was completed in 2007.

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

     The Company has placed a deposit of $2,500 at December 31, 2007 (January 31, 2007: $2,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

     Proposed Work Program. One hole has been drilled to a depth of approximately 1,647 feet and the assay results are still pending. No further work program has been proposed.

Avino Mine

     Ownership. The Company has a 89.35% ownership interest in Cia Minera, a company incorporated under the laws of Mexico. Cia Minera owns the Avino Mine. The Company acquired its 49% interest in Cia

Minera in 1968, an additional interest of 39.25% in July 2006 and a further 1.1% interest in December 2007. The Company continues to consider its options with relation to the remaining equity interest.

Cia Minera leases four core mineral claims in consideration for royalties. The lessor had contested the underlying royalty agreement, and had filed a legal action claiming royalties were owed from years prior to the Company’s acquisition of control of Cia Minera. An amicable settlement was negotiated during the period ended December 31, 2007 whereby the Company settled the dispute at a cost of $1,497,604 (settlement denominated in USD$1,500,000). The $1,497,604 amount, less a prior year accrual of $738,302 is recorded in litigation settlement expense. The Company paid a $1,398,457 (USD$1,400,000) portion of the settlement and the $99,130 balance owing (USD$100,000) is recorded in accounts payable, which is to be repaid during the Company’s 2008 year-end.

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

     History. On July 17, 2006, the Company completed the acquisition of an additional 39.25% equity interest on Cia Minera in consideration of the issuance of an aggregate of 3,164,702 common shares of the Company. As a result of this transaction, the Company increased its ownership interest in Cia Minera to 88.25% . There was no change in the effective control of the Company as a result of this transaction. The acquisition of a further 1.1% interest in Cia Minera from an estate for no additional consideration was approved on December 21, 2007. As at December 31, 2007, the Company’s ownership interest in Cia Minera is 89.35% .

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

     The Company operated the mine from 1976 to 2001 when closure was caused by low silver, gold and copper prices and the local smelter closing for toll processing. The 2006 drill program was designed to test for continuity down dip below the existing workings of the three principal areas of mineralization (San Luis, Elena-Tolosa, and Chirumbo). The Avino vein system strikes principally east west over 1.2 km and dips south at 60 - 70º.

     The initial hole CH-06-03 intersected the Avino vein system 180 m below the original Chirumbo workings. The hole intersected both the main Vein/Breccia zone and the footwall breccias as follows:

CH-06-03 Azimuth 340º Dip - 50º length 453.75 m
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

(All lengths are down hole) True widths are not known.

ET-06-01 AZ 340 Dip – 50 Length 431.2 m
o	Avino Vein 401.25 – 415.90 (14.65 m) 26.33 g/t Ag, 0.29% Cu
o	(Intersects west of the ET shoot and is below ore grade but it contains 409.80 - 411.85, 2.05 m, 109 g/t Ag, 0.5% Cu

ET-06-02 AZ 340 Dip – 50 Length 416.70 m
o	Avino Vein 375.80 – 392.80 (17 m) 35.13 g/t Ag, 0.43% Cu

ET-06-03 AZ 340 Dip – 50 Length 421.15 m
o	Avino Vein 368.25 – 386.65 (18.4 m) 0.18 g/t Au, 90 g/t Ag, 0.8% Cu

ET-06-04 AZ 340 Dip – 50 Length 444.05 m
o	Avino Vein 318.5 – 339.5 (21 m) 0.24 g/t Au, 89.4 g/t Ag, 1.12% Cu
o	Includes 318.45 – 321-45 m (3 m) 0.14 g/t Au, 238 g/t Ag, 0.73% Cu

     Hole SL-06-01 was drilled below the San Luis workings at the western end of the Avino Vein System. Details were as follows:

SL-06-01 Azimuth 000 Dip - 90º, Length 219.2 m
o	Avino Vein 130.90 - 155.95 (25.05 m)
o	1.42 g/t Au, 40.1 g/t Ag, 0.31% Cu

     Drill core from the holes was assayed by Inspectorate Labs at their facilities in Durango Mexico and Sparks Nevada U.S.A. The assay methods were gold (Au) fire assay with AA finish, silver (Ag) fire assay with gravimetric finish and copper (Cu) by 30 element ICP package. Sampling procedures, chain of custody etc. are compliant with NI 43-101.

     As at December 31, 2007, the Company had drilled 82 holes totaling approximately 18,000 metres on different targets across the Avino Property. Significant intersections are as follows:

	Total
Vein or	Depth	From		Intersection			Cu
Structure	(m)	(m)	To (m)	(m)	Au g/t	Ag g/t	ppm	Pb ppm	Zn ppm
LA ESTELA VEIN
LE-06-01	200.00	Did not intersect vein structure
LE-06-02	238.25	215.05	219.1	4.05	0.73	239
Includes:
Footwall La
Estela Vein		215.05	216.0	0.95	0.869	52.5
		216.05	217.10	1.05	0.025	9.0
		217.10	218.10	1.00	0.015	14.8
		218.10	218.60	0.50	0.052	18.0
Hangingwall
La Estela		218.60	219.10	0.50	3.95	1744.1	9460	24600	5500
LE-06-03	251.85	221.85	223.70	1.85	0.85	80
Includes		221.85	222.85	1.00	1.37	132.1
		222.85	223.70	0.85	0.24	18.4

CERRO SAN JOSE The two drill holes did not intersect the structure.
SJ-06-01	320.55
SJ-06-02	373.70

LOS ANGELES
LA-07-01	358.90	327.25	329.65	2.40	0.39	119
Includes		327.25	327.25	0.30	13.645	711.9	5602	8259	4220
		327.55	328.35	0.80	0.368	5.5	141	1192	1490
		328.35	329.25	0.90	0.044	1.1	29	317	1217
		329.25	329.65	0.40	0.649	168.7	3346	61700	59000

LA-07-02	358.90	100.35	101.35	1.00	0.052	15.5	9	76	356
		101.35	102.35	1.00	0.015	3.3	9	301	644
		102.35	103.35	1.00	0.085	7.2	35	259	849
		103.35	104.35	1.00	0.480	45.5	49	229	487

LA-07-03	185.30	123.30	124.30	1.00	0.130	59.7	135	1994	15800
		127.10	127.75	0.65	0.040	43.1	602	2952	26000
		130.35	131.30	0.95	0.319	59.1	1143	1330	3580
		132.15	132.30	0.15	1.783	71.2	445	64200	60000

LA-07-04	140.40	100.70	107.4	6.7
		100.70	101.70	1.00	0.404	48.8	48	402	2189
		101.70	102.80	1.10	0.630	>200	555	1277	3660
		102.80	103.80	1.00	0.373	45.3	35	470	589
		103.80	104.75	0.95	0.149	20.9	36	258	403
		104.75	105.80	1.05	3.444	67.9	42	285	589
		105.80	106.80	1.00	0.830	>200	210	2519	7532
		106.80	107.40	0.60	0.329	168.5	78	1103	2762

LA-07-05	115.25	95.80	96.60	0.80	0.093	54.4	1836	806	1300
		99.80	100.15	0.35	0.992	87	103	248	337
		100.55	101.25	0.70	0.418	174.2	304	2563	13500

SANTIAGO STRUCTURE
ST-07-01	309.05	51.00	51.25	0.25	7.260	37	108	>10000	>10000
		55.45	56.45	1.00	0.040	55.9	9940	1038	402

ST-07-02	200.05	120.80	121.10	0.30	0.09	59.1	2652	14100	37800

SANTA ANA, SAN PEDRO & SAN PAUL: No significant intercepts
STA-07-01	315.30
SP&P-07-01	181.25

NUESTRA SENORA
NS-07-01	167.10	99.40	99.85	0.45	0.045	258.2	7184	65500	77800
		159.90	161.05	1.15	3.291	53.6	14700	157	661
		161.05	161.95	0.90	1.195	33.8	8469	133	359

NS-07-02	134.05
NS-07-03	121.35
HOLES NS-07-02, AND 03 did not intersect the Nuestra Senora Vein (probably due to faulting).
NS-07-04	101.60	68.90	69.55	0.65	0.115	38.8	1669	2968	1429
		90.55	91.25	0.70	0.02	53.9	225	518	1213
		91.25	91.90	0.65	0.01	22	50	763	1335
		91.90	94.15	2.25	0.04	143
Includes:		91.90	92.90	1.00	0.03	146	233	829	2262
		92.90	93.40	0.50	0.015	196.5	578	1728	3321
		93.40	94.15	0.75	0.065	103.4	875	>10000	>10000

NS-07-05	124.85	61.05	61.45	0.40	0.195	27.4	126	1115	245
		61.45	62.45	1.00	0.115	19.6	49	1485	600
		62.45	63.15	0.70	0.150	58.9	314	1189	337

GEOPHYSICAL – IP TARGET
	Depth	From	To	Intersection	Au	Ag	Cu	Pb	Zn
	(m)	(m)	(m)	(m)	g/t	g/t	ppm	ppm	ppm
GFA-07-01	360.75	260.30	262.355	2.05
		260.30	261.20	0.90	0.055	10.6	33	421	1908
		261.20	261.95	0.75	0.030	4.7	14	286	1668
		261.95	262.35	0.40	0.790	209.2	554	751	3657

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

     The San Gonzalo structure strikes northwest/southeast and dips very steeply (85-90°) towards the southwest. The principal intersections are:

Vein or Structure	From	To	Down Hole	Au	Ag
	(metres)	(metres)	Lengths (m)	(g/t)	(g/t)	Pb%	Zn(%)
Hole SG-07-01
Santiago Vein	147.0	149.7	2.70	1.19	227	> 1%	> 1%
San Gonzalo Vein	357.3	362.15	4.85	0.64	343.2	0.36%	0.63%
Hanging Wall Zone
San Gonzalo Vein Foot	372.65	375.05	2.4	2.41	712.4	0.5%	0.13%
Wall Zone
Hole SG-07-02
San Gonzalo Vein	214.65	219.10	4.45	6.11	583.8	1.4	2.54
Hanging Wall Zone
San Gonzalo Vein Foot	252.65	256.00	3.35	6.91	21.1	1.55	2.33
Wall Zone
Hole SG-07-03
San Gonzalo Vein	187.45	188.70	1.25	3.57	341	0.6	0.87
Hole SG-07-04
Santiago Vein	18.55	25.00	6.45	0.21	364	NS	NS
(includes)	20.85	21.9	1.05	0.29	990	0.21	NS
	21.90	22.8	0.90	0.49	433	0.16	NS
Cross Vein	31.00	34.05	3.05	0.18	86	0.17	NS
San Gonzalo HW	248.15	249.25	1.10	0.43	58	0.25	0.26
FW	258.75	259.00	0.25	2.66	114	4.8	4.22
Hole SG-07-05
Santiago Vein	28.70	31.80	3.10	0.49	201	NS	NS
Includes	31.10	31.80	0.70	1.54	272	NS	NS
Hole SG-07-06
Santiago Vein	24.80	28.30	3.50	0.40	226	NS	NS
Cross Vein	280.65	280.90	0.25	0.50	2,120	7.82	NS
San Gonzalo Vein	367.35	371.5	3.85	0.10	11	NS	NS
Hole SG-07-07
San Gonzalo Vein	247.75	250.35	2.60	2.85	351	1.04	0.66

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

     The Company is also considering dewatering the main trackless decline ramp in 2008. This will allow access for development of underground workings and drilling to bring the ore blocks into NI 43-101 compliance.

     In December 2006, the Company contracted Peter E. Walcott & Associates to carry out an 80 km line deep penetrating IP Survey at its Avino property in Mexico. IP Geophysics will help identify drill targets for the upcoming years. The IP Survey was completed in 2007. Once a final report has been received from Peter E. Walcott & Associates, Avino is planning to conduct follow-up soil geochemical, satellite imagery and other surveys to better define targets in the covered areas.

Proposed Work Program. As a result of the numerous ore-grade intersections encountered at San Gonzalo, a 43-101-compliant resource calculation is now underway for this zone. Avino has retained David Gunning, P. Eng., a Qualified Person under 43-101, who is reviewing all results. Avino also plans to extract and process a 10,000-tonne bulk sample from San Gonzalo. This program will provide concentrate for testing at various smelters. In preparation for the sampling, Avino will re-commission a 250-ton circuit at the mill to facilitate the processing of lead-silver ore from San Gonzalo. A critical part of the 2008 exploration will include further drilling on a number of known zones. Cerro San Jose, Aguila Mexicana and Santa Ana are expected key targets, but drilling should be widespread across the property.

Bralorne Mine Property

     On November 26, 1991, the Company acquired a 100% interest in a property consisting of 154 Crown granted mineral claims, five reverted Crown granted claims, four located mineral claims and two placer leases. These interests are collectively referred to as the "Bralorne Property". Pursuant to an option and joint venture agreement with Bralorne Gold Mines Ltd. (“Bralorne”) dated July 21, 1993 and amended on July 12, 1994, referred to as the "JV Agreement", Bralorne acquired the right to acquire a 50% interest in the Bralorne Property. We then entered into a further agreement with Bralorne dated July 21, 1995 under which the original JV Agreement was amended. Under the terms of the amended agreement, Bralorne acquired its 50% interest in the Bralorne Property. The Bralorne Property was then operated as a joint venture between the Company and Bralorne.

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

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. for the eleven month period ended December 31, 2007 should be read in conjunction with the December 31, 2007 Consolidated Financial Statements and the notes thereto.

This Management’ Discussion and Analysis (“MD&A”) is dated April 29, 2008 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1969, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 89.35% ownership interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6. In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status. In January 2008, Avino announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company’s financial statements reporting requirement with its Mexico subsidiaries which operate on a calendar fiscal year.

Overall Performance

The following is a summary of significant events and transactions during the period ended December 31, 2007:

1.

We completed an extensive exploration diamond drilling program on 11 different targets across the Avino property. This program focused on two zones: the high-grade San Gonzalo and the Avino Vein ET zone. Out of 82 holes, totaling approximately 18,000 metres, 40 holes were drilled at San Gonzalo with outstanding results for silver (for assay details see 2007 news releases at www.avino.com). A 12- hole program at the ET zone also produced a number of high-grade silver intercepts (see news release dated Jan. 17, 2008).

2.

We completed an 80-line-kilometre IP geophysical survey over the property under the conduction of Peter E. Walcott & Associates of Vancouver, BC. A report detailing the results of this survey is expected early in 2008.

3.

We concluded an agreement regarding the mill site with the local surface rights holders of the Avino Mine, whereby Avino retains surface rights for 20 years with a possible extension for another 10 years.

4.	As set out in Note 4, we obtained an additional 1.1% interest in Cia Minera bringing the Company’s ownership interest to 89.35%.

5.

As set out in Note 19, we executed an amicable settlement agreement with the lessor of four core mineral claims leased by Cia Minera for royalties. In consideration for settlement and final dismissal of the lawsuit, the Company agreed to pay the lessor US $1.5 million with US$1.4 million paid prior to December 31, 2007 and US$0.1 million paid subsequent to the year end.

6.

As a result of a fraudulent disbursement initiated by an unknown third party who was able to access the Company’s Mexican bank account, the Company incurred a misappropriation loss of $86,155. The Company is attempting to retrieve the funds with the assistance of the Mexican authorities; however, there is no guarantee that the funds will be recovered. The Company has adopted stringent measures to prevent future occurrences of this type by tightening its controls at the subsidiary level and by changing its Mexican bank account to another bank.

Outlook

In the near term, we will continue our exploration on the Avino property. A critical part of the 2008 exploration will include further drilling on a number of known zones, including the San Gonzalo ore deposit and the ET zone on the main Avino Vein from which the company mined gold from 1975 through 2001. We also plan to extract and process a 10,000-tonne bulk sample from San Gonzalo. This program will provide concentrate for testing at various smelters. In preparation for the sampling, Avino will re-commission a 250-ton circuit at the mill to facilitate the processing of lead-silver ore from San Gonzalo. In addition, as a result of the numerous ore-grade intersections encountered at San Gonzalo, a 43-101 compliant resource calculation will be produced in the 2008 fiscal year.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2007	January 31, 2007	January 31, 2006
Total revenues	$-	$-	$-
Loss before other items	(868,527)	(4,014,734)	(1,416,797)
Loss for the year	(885,863)	(3,648,539)	(2,369,724)
Loss per share	(0.04)	(0.20)	(0.22)
Total assets	21,190,940	23,295,039	3,901,160
Total liabilities	2,532,414	3,789,083	586,714
Working capital	6,091,032	9,780,918	2,871,446

The eleven month period ended December 31, 2007 experienced a draw down on working capital and total assets because there were no funds raised through the issuance of stock in that period or by other means whereas the fiscal year ended January 31, 2007 saw the Company significantly increase its working capital by raising $10 million in cash through a private placement of 5 million units at a price of $2.00 per unit.

The private placement noted above also contributed to the total assets increasing in the year ended January 31, 2007 in conjunction with the acquisition of controlling interest in Cia Minera. Because of the acquisition, mineral property and property, plant and equipment carrying values on the books increased by $9,525,575 and $996,964 respectively during that year.

In the fiscal year ended January 31, 2006 there was a $342,596 obligation regarding Cia Minera. With the acquisition of control of Cia Minera in the year ended January 31, 2007 the liabilities in Cia Minera became consolidated with the Company and are no longer reported as a separate obligation. The acquisition of control of Cia Minera also resulted in a different liability at that time however and that was a future income tax liability of $2,335,999. The most recent fiscal year has seen a reduction in that liability of $501,083 due to a future income tax recovery representing Mexican tax loss carry forward amounts available to offset the Mexican based future income tax liability. The future income tax liability and the future income tax recovery are due to the difference in carrying amounts and tax bases of the Mexican mineral properties, mine plant, and equipment, which were acquired in the purchase of Cia Minera.

Results of Operations

Two months ended December 31, 2007 compared with the three months ended January 31, 2007.

Operating and administrative expenses

Operating and administrative expenses had a negative amount of $99,136 for the two month period ended December 31, 2007 compared with $793,890 for quarter ended January 31, 2007, a positive difference of $893,026. The amount for the current quarter was negative as a result of an adjustment whereby $139,779 in general exploration and $104,386 in office and miscellaneous were capitalized instead of expensed. Excluding these adjustments, the current quarter operating and administrative expenses would have been $145,029, a decrease of $648,861 from the comparative quarter. This change is attributed to decreases of $7,160 in amortization, $8,000 in management fees, $39,392 in salaries and benefits, $225,411 in shareholder and investor relations, $389,287 in stock-based compensation and $19,329 in travel and entertainment. Offsetting those decreases were increases of $21,412 in professional fees and $38,705 in regulatory and compliance fees.

As noted earlier, the Company changed its fiscal year end from January 31 to December 31, thus creating a fourth quarter consisting of two months for the current period compared to the standard three month period for the comparative quarter. The shorter current period length is solely responsible for the decrease in management fees and partially responsible for the other cost reductions with the exception of amortization. Salaries and benefits were also lower due to some of these costs being capitalized under exploration instead of being expensed. The shareholder and investor relations expense was dramatically higher in the prior year’s fourth quarter because of the fair value attributed to the granting of stock options to investor relations service providers. There were also fewer investor relations service agreements in effect for the current period. Another factor was employee stock-based compensation which had an amount charged to operations in the quarter ended January 31, 2007 as opposed to no such cost applied in the current year. Travel costs decreased partially as a result of less international trade show participation in the current period.

Part of the reason for higher professional fees is the reliance on a professional Mexican-based accounting firm to provide accounting services for Cia Minera’s operations. Regulatory and appliance fees in the two month period ended December 31, 2007 were minimal due to no share capital activity. The prior year’s quarter had a year end adjustment whereby some regulatory and compliance fees were reclassified as share issuance costs and this created an overall increase when the two periods are compared.

Loss for the period

The loss for the two month period ended December 31, 2007 was $168,616 compared with a loss of $891,249 for the quarter ended January 31, 2007, a decrease of $722,633. The current period had a future income tax benefit of $501,083 which accounts for a large part of this difference. The large difference in operating and administrative expenses between the two periods discussed above is primarily negated by a litigation settlement expense of $759,302 in the current period. This was the excess amount paid over the previously booked accrued liability concerning the royalty dispute on the four core mineral claims leased by Cia Minera.

In regards to interest income, the current two month period earned $51,996 compared to $114,647 in the comparative period, a decrease of 62,651.

Eleven months ended December 31, 2007 compared with the twelve months ended January 31, 2007.

Operating and administrative expenses

General and administrative expenses totaled $868,527 for the eleven month period ended December 31, 2007 compared with $4,014,734 for the twelve month period ended January 31, 2007, a decrease of $3,146,207. The largest individual expense decrease for the period was due to the recognition of stock based compensation for options to employees in the twelve month period ended January 31, 2007. The amount charged to operations in the current year was $nil compared to $2,860,603 in the comparative period. Other cost decreases include $88,263 in general exploration, $4,505 in office and miscellaneous, $13,241 in regulatory and compliance fees, $14,203 in salaries and benefits, $201,614 in shareholder and investor relations and $33,261 in travel costs. Offsetting these decreases were increases of $1,000 in management fees and $69,114 in professional fees.

The reasons for the changes to shareholder and investor relations and travel and entertainment are the same as those for the fourth quarter comparison. The lower costs that were mostly influenced by the shorter fiscal year were office and miscellaneous, salaries and benefits, and management fees. Management fees however, showed a slight increase because there was an increase in the monthly compensation for the President that took effect part way through the year ended January 31, 2007. Professional fees were quite higher in the current year because of legal fees associated with the royalty settlement and prior year audit fees which turned out to be higher than the estimated year end accrual and as such the extra amount was charged to the current year. Audit fees had also risen due to complex accounting issues arising from the acquisition of control of Cia Minera and the first year of consolidation. General exploration expenses decreased by a large amount because with control of Cia Minera and the resulting consolidation, more of these costs are now capitalized. Regulatory and compliance fees in the twelve month period ended January 31, 2007 were higher due to the filing fees associated with the $10 million private placement compared to no such items in the current period. There was no share capital activity in the current year and this resulted in minimal fees with the exception of annual sustaining and SEDAR fees.

Loss for the period

Loss for the eleven month period ended December 31, 2007 was $885,863 compared with a loss of $3,648,539 for the twelve month period ended January 31, 2007, a decrease of $2,762,676. Whereas the overall general and administrative costs for the current year were $3,146,207 lower than the prior year, the other income and expense items in the current year had a net effect of reducing this difference. The current period had a decrease of $70,892 in interest and other income and charges of $759,302 relating to the royalty settlement and $86,155 relating to the misappropriation of bank funds. The prior year did not incur such other expenses. The prior year also did not incur a future income tax benefit compared to the $501,083 that was incurred in the current period.

Summary of Quarterly Results

	2007	2007	2007	2007	2007	2006	2006	2006
Period ended	Dec 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Loss for the period	$(168,616)	$(232,414)	$(236,719)	$(248,114)	$(891,249)	$(141,156)	$(193,510)	$(2,422,624)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.17)
Total assets	21,190,940	22,600,515	22,691,455	23,040,232	23,295,039	20,998,110	21,229,527	13,127,233

The quarterly losses have been influenced by site assessment costs pertaining to Cia Minera including feasibility studies and associated overhead costs pertaining to traveling to Mexico on a frequent basis. These costs have been replaced with general exploration and administrative costs associated with ramping up exploration on Cia Minera’s mineral properties. Since the $10 million private placement that took place in the quarter ended April 30, 2006, there was more emphasis on shareholder and investor relations activities and company promotion for the following five quarters. Higher interest revenue in each quarter since Q1-April 30, 2006 is due to the Company carrying more cash and has helped offset the increase in costs and make them appear more consistent with periods prior to the private placement. Stock-based compensation is one item that causes significant swings in the losses between the first four quarters. The degree of impact caused by stock-based compensation in Q1-April 30, 2006 was $2,363,336 followed by $389,287 in Q4-January 31, 2007, and $53,990 in each of Q3-October 31, 2006 and Q2-July 31, 2006. There was no employee stock-based compensation charged to operations in the most recent four quarters. If not for some adjustments that reduced general exploration expenditures by $139,779 and office and miscellaneous charges by $104,386, the loss for the period in Q4-December, 2007 would have been significantly higher than the prior three quarters. The Q4-December 31, 2007 period also incurred a litigation settlement expense of $759,302 and a future income tax recovery of $501,083 whereas the other quarters did not incur such items.

Liquidity and Capital Resources

During the eleven month period ended December 31, 2007 the Company capitalized exploration expenditures that increased its mineral property carrying value on its Mexican properties by $2,263,332 and by $69,018 on its British Columbia properties. At this time the Company has no operating revenues but has earned interest income of $359,339 in the current eleven month period. Although the Company’s cash and cash equivalents continues to be drawn down by operations, the Company will continue to earn significant interest revenue throughout the next fiscal year.

At December 31, 2007, the Company had working capital of $6,091,032 and cash and cash equivalents of $6,342,481. The Company is continuing its exploration program and preparing for a bulk sampling program in Mexico. The estimated drilling costs for Mexico this year is $1,200,000 and the cost for the 10,000 tonne bulk sampling program is estimated to be $2,100,000 for capital costs and $500,000 for operating costs. There are no significant plans for the British Columbia properties for the remainder of the new fiscal year. The Company has sufficient cash on hand at this time to finance the planned exploration work on its mineral properties and maintain administrative operations through December 31, 2008.

The Company is in the exploration stage until such time that the Avino mine is opened again. The investment in and expenditures on the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the eleven month period ended December 31, 2007, the company paid, or made provision for the future payment of the following amounts to related parties:

i)

$153,733 (January 31, 2007 - $119,857; January 31, 2006 - $163,328) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and five other public companies related through common directors;

ii)	$88,000 (January 31, 2007 - $87,000; January 31, 2006 - $60,000) to a private company controlled by a Director for management fees;

iii)

$27,500 (January 31, 2007 - $30,000; January 31, 2006 - $30,000) in consulting fees to a private company controlled by a director of a related company for administrative, financial and marketing services;

iv)	$40,513 (January 31, 2007 - $84,279; January 31, 2006 - $Nil) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company.

v)	$36,100 (January 31, 2007 - $36,600; January 31, 2006 - $12,600) for geological consulting services to a private company controlled by a director of a related pubic company.

vi)	$Nil (January 31, 2007 - $6,854; January 31, 2006 - $20,433) for exploration services to a public company with common management and directors.

vii)

$65,577 (January 31, 2007 - $53,837; January 31, 2006 - $146,092) in drilling expenses to ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva, for 1,741 feet (January 31, 2007 - 1,571 feet; January 31, 2006 - 3,616 feet) of drilling.

viii)	$13,750 (January 31, 2007 - $7,500) to Directors for quarterly Directors fees.

Amounts due to related parties consist of $147,424 (January 31, 2007 - $133,919) due to Oniva; $18,250 (January 31, 2007 - $7,500) due to Directors for Directors fees; $3,707 (January 31, 2007 - $105) due to a Director for expense reimbursements; $145 (January 31, 2007 - $Nil) due to a company controlled by a director of a related public company for expense reimbursements; $2,684 (January 31, 2007 - $Nil) due to a company controlled by a director of a related public company for geological services; and $4,578 (January 31, 2007 - $Nil) due to ABC Drilling.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the eleven month period ended December 31, 2007, $88,000 was paid to the President for services as director and officer of the Company; $13,633 was paid to the Secretary for services as an officer of the Company; and $2,250 was paid to the Chief Financial Officer for services as an officer of the Company.

Changes in Accounting Policies

Effective February 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 Comprehensive Income

Section 3251 Equity

Section 3855 Financial Instruments – Recognition and Measurement

Section 3861 Financial Instruments – Disclosure and Presentation

Section 3865 Hedges

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company classified its investments in related companies as available-for-sale, which are measured at fair value, and recorded a $17,117 increase in their carrying value as at February 1, 2007; representing the aggregate cumulative unrealized gain, on the statement of accumulated other comprehensive income. There were no other opening adjustments recorded on the adoption of these standards.

On February 1, 2007, the Company also adopted CICA Section 1506 Accounting Changes, which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective.

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 20,584,727 were outstanding as at December 31, 2007 and April 29, 2008.

The following are details of outstanding share options as at December 31, 2007 and April 29, 2008:

Expiry Date	Exercise Price Per Share (Dec 31/07)	Number of Shares Remaining Subject to Options (Dec 31/07)	Exercise Price Per Share (Apr 29/08)	Number of Shares Remaining Subject to Options (Apr 29/08)
October 21, 2008	$1.20	41,800	$1.20	41,800
April 5, 2010	$1.35	262,000	$1.35	262,000
September 26, 2010	$1.35	52,500	$1.35	52,500
March 15, 2011	$2.72	120,000	$2.72	120,000
April 26, 2011	$3.99	975,000	$3.99	975,000
February 27, 2013	--	--	$1.65	600,000
		1,451,300		2,051,300

The following are details of outstanding warrants as at December 31, 2007 and April 29, 2008:

Expiry Date	Exercise Price Per Share (Dec 31/07)	Number of Underlying Shares (Dec 31/07)	Exercise Price Per Share (Apr 29/08)	Number of Underlying Shares (Apr 29/08)
March 20, 2008 (original expiry date)	$2.50	2,498,750	$2.50	2,498,750
March 20, 2009[1] (new expiry date)		2,498,750		2,498,750

_______________
1	Warrants term extended for an additional year from March 20, 2008 to March 20, 2009 as consented by the TSX Venture Exchange on February 29, 2008.

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico. As at December 31, 2007 the Company is committed to drilling services at an estimated cost of $286,949 (USD$290,405). Management expects that the Company’s drilling services equipment in fiscal 2008 will likely exceed the minimum commitment amount.

The Company has also entered into a service agreement in which operating services will be performed in Durango, Mexico at a U.S. dollar denominated cost of USD$7,500/month until September 2008 resulting in a commitment of $66,913 (USD$67,500).

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at December 31, 2007 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at December 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-

house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of April 29, 2008. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

     The following is a list of the Company's directors and senior management as at June 20, 2008. The directors are elected for a term of one year during the annual meeting of shareholders. This year’s annual meeting will be held on July 4, 2008.

Name and Present Position
with the Company	Principal Occupation	Director/Officer Since

Lloyd J. Andrews Director/Chairman	Chairman and Director of Berkley Resources Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd.	June 2005
Michael Baybak Director	A Business Consultant.	June 1990

Name and Present Position
with the Company	Principal Occupation	Director/Officer Since

Gary Robertson	Certified Financial Planner, Director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	August 2005
David Wolfin(1) Director/President	Director and VP Finance of Berkley Resources
Inc., Director and VP Finance of Bralorne Gold
Mines Ltd., Director and VP, Finance, of Levon
Resources Ltd., President and Director of Coral
Gold Resources Ltd. and Gray Rock Resources
Ltd. and Director of Mill Bay Ventures Ltd. and
	Cresval Capital Corp.	October 1995
Louis Wolfin Director/CEO	Director and Chief Executive Officer of Bralorne Gold Mine Ltd., Coral Gold Resources Ltd. and Levon Resources Ltd. and Director of Cresval Capital Corp.	August 1969
Vic Chevillon Director	Professional Geologist and Director of Coral Gold Resources Ltd. and Levon Resources Ltd.	July 2008
Mimy Fernandez-Maldonado Corporate Secretary	Corporate Secretary of Berkley Resources Inc.,
Bralorne Gold Mines Ltd., Coral Gold
Resources Ltd., Gray Rock Resources Ltd.,
Levon Resources Ltd. and Mill Bay Ventures
Inc.; formerly Corporate Secretary of La Mancha
Resources Inc, Leisure Canada Inc and X-Tal
	Minerals Inc.	September 2007
Lisa Sharp Chief Financial Officer	Chief Financial Officer of Berkley Resources
Inc., Bralorne Gold Mines Ltd., Coral Gold
Resources Ltd., Gray Rock Resources Ltd.,
Levon Resources Ltd., Mill Bay Ventures Inc.
	and Sonic Technology Solutions Inc.	June 2008

__________________
(1)	Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.	Compensation

     The Company pays its independent directors $750 per quarter. The Chairman of each committee is also paid $250 per quarter. During the most recent fiscal year, the Company paid an aggregate of $88,000 to Intermark Capital Corp., a private BC corporation controlled by David Wolfin, President and a director of the Company for management advisory services. The Company paid an aggregate of $65,577 to ABC Drilling Services Inc., a BC private corporation whose common directors include Louis Wolfin and David Wolfin for drilling services. The Company paid an aggregate of $40,513 to National Media Associates, a business significantly influenced by Michael Baybak, a director of the Company for investor relations services. As at June 20, 2008, incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 180,000 shares of the Company at a price of $1.20 per share exercisable on or before October 21, 2008, of which 138,200 have been exercised; 180,000 shares of the Company at a price of $1.35 per share exercisable on or before April 5, 2010 and September 26, 2010, of which 7,500 have been exercised; 380,000 shares of the Company at a price of $3.99 per share exercisable on or before April 26, 2011, none of which have been exercised; and 140,000 shares of the Company at a price of $1.65 per share exercisable on or before February 27, 2013, none of which have been exercised.

     The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer, Chief Financial Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of $150,000 (the “Named Executive Officers” during the financial year ended December 31, 2007).

Summary Compensation Table(1)
					Long-Term
	Annual Compensation				Compensation Awards
					Securities
					Under	Restricted
			Bonus for	Other Annual	Options/SARs	Shares/Units	All Other
Name/Principal		Salary(2)	the Year	Compensation	Granted	Awarded	Compensation
Position	Year	$	$	$	(#)(3)	$	$

Louis Wolfin	2007-II	-	-	-	291,800	-	-
Chief Executive	2007	-	-	-	291,800	-	1,320
Officer and	2006	2,000	-	-	228,000	-	1,718
Director

Kevin Bales(4)	2007-II	2,250	-	-	-	-	-
Chief Financial	2007	N/A	N/A	N/A	N/A	N/A	N/A
Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A

________________
(1)	Certain columns are omitted because there has been no compensation awarded to, earned by or paid to any of the named executives required to be reported in this table.
(2)	No employee earned in excess of $100,000.
(3)	Represents total common shares under options as of the end of the fiscal year.
(4)	Mr. Bales was appointed CFO of the Company in November 2007 and resigned from his office on May 30, 2008

     The Company granted no stock options to the Named Executive Officers during the most recent fiscal year.

     The Company currently maintains a formal stock option plan, referred to as the "Plan", under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company's issued capital from time to time. To date, stock options to purchase a total of up to 2,051,300 shares have been granted and remain outstanding under the Plan, leaving 7,173 options available for issuance.

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

     The board of directors is currently comprised of five directors. The size and experience of the board is important for providing the Company with effective governance in the mining industry. The board's mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required. At the Annual General Meeting, held on July 4, 2008, the shareholders elected Messrs. Andrews, Baybak, Robertson, Wolfin, Wolfin and Chevillon as directors.

     The board has considered the relationship of each director to the Company and currently considers four of the six directors to be "unrelated" (Messrs. Andrews, Baybak, Robertson and Chevillon). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Mandate of the Board of Directors, its Committees and Management

     The role of the board is to oversee the conduct of the Company's business, including the supervision of management, and determining the Company's strategy. Management is responsible for the Company's day to day operations, including proposing its strategic direction and presenting budgets and business plans to the board of directors for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company's business. Management provides the board with periodic assessments as to those risks and the implementation of the Company's systems to manage those risks. The board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the audit committee, and in conjunction with its auditors, the board assesses the adequacy of the Company's internal control and management information systems. The board looks to management to keep it informed of all significant developments relating to or effecting the Company's operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal mandate for the board of directors, the chief executive officer and the chief financial officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the board. The board meets as required. The board and committees may take action at these meetings or at a meeting by conference call or by written consent.

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

     The audit committee currently consists of three directors (Messrs. David Wolfin, Lloyd J. Andrews and Gary Robertson). Two of the members are unrelated and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

     The board has adopted a charter for the audit committee which is reviewed annually and sets out the role and oversight responsibilities of the audit committee with respect to:

  its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

  determination of which non-audit services the external auditor is prohibited from providing;

  the engagement, evaluation, remuneration, and termination of the external auditors;

  appropriate funding for the payment of the auditor's compensation and for any advisors retained by the audit committee;

  its relationship with and expectation of the internal auditor;

  its oversight of internal control;

  disclosure of financial and related information; and

  any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

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

     The corporate governance committee currently consists of three directors (Messrs. Lloyd J. Andrews, Gary Robertson and Louis Wolfin). Messrs. Andrews and Robertson are unrelated directors. It is intended that this committee will eventually be comprised solely of unrelated and independent directors.

D.	Employees

     The Company has 11 employees located in Mexico, nine with Cia Minera and 2 with Oniva.

E.	Share Ownership

     The following table sets forth the share ownership of the directors and officers of the Company as of May 27, 2008.

Name of Beneficial Owner	Number of Shares	Percent
Lloyd Andrews	2,500	*
Michael Bayback	2,400	*
Gary Robertson	20,800	*
David Wolfin	70,484	*
Louis Wolfin	4,345	*
Vic Chevillon	Nil	N/A
Mimy Fernandez-Maldonado	Nil	N/A
Lisa Sharp	Nil	N/A
* Less than one percent

Outstanding Options

     The following information, as of May 27, 2008, reflects outstanding options held by the Named Executive Officers:

				Exercise
	No. of Shares		Date of Grant	Price	Expiration Date
Louis Wolfin	11,800		October 21, 2003	$1.20	October 23, 2008
	100,000		April 5, 2005	$1.35	April 5,2010
	180,000		April 26, 2006	$3.99	April 26, 2011
	65,000		February 27, 2008	$1.65	February 27, 2008
Kevin Bales	35,000	(1)	April 26, 2006	$3.99	April 26, 2011
	50,000		February 27, 2008	$1.65	February 27, 2008

(1) Options granted prior to his appointment as CFO

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

     As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

     As of May 27, 2008 the Company knew of no person who owned more than five (5%) percent of the outstanding shares of each class of the Company's voting securities.

B.	Related Party Transactions

     During the eleven months ended December 31, 2007, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)

$153,733 (January 31, 2007 - $119,857; January 31, 2006 - $163,328) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and five other public companies related through common directors;

ii)	$88,000 (January 31, 2007 - $87,000; January 31, 2006 - $60,000) to a private company controlled by a Director for management fees;

iii)

$27,500 (January 31, 2007 - $30,000; January 31, 2006 - $30,000) in consulting fees to a private company controlled by a director of a related company for administrative, financial and marketing services;

iv)	$40,513 (January 31, 2007 - $84,279; January 31, 2006 - $Nil) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company.

v)	$36,100 (January 31, 2007 - $36,600; January 31, 2006 - $12,600) for geological consulting services to a private company controlled by a director of a related pubic company.

vi)	$Nil (January 31, 2007 - $6,854; January 31, 2006 - $20,433) for exploration services to a public company with common management and directors.

vii)

$65,577 (January 31, 2007 - $53,837; January 31, 2006 - $146,092) in drilling expenses to ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva, for 1,741 feet (January 31, 2007 - 1,571 feet; January 31, 2006 - 3,616 feet) of drilling.

viii)	$13,750 (January 31, 2007 - $7,500) to Directors for quarterly Directors fees.

Amounts due to related parties consist of $147,424 (January 31, 2007 - $133,919) due to Oniva; $18,250 (January 31, 2007 - $7,500) due to Directors for Directors fees; $3,707 (January 31, 2007 - $105) due to a Director for expense reimbursements; $145 (January 31, 2007 - $Nil) due to a company controlled by a director of a related public company for expense reimbursements; $2,684 (January 31, 2007 - $Nil) due to a company controlled by a director of a related public company for geological services; and $4,578 (January 31, 2007 - $Nil) due to ABC Drilling.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

C.	Interests of Experts and Counsel

     Not Applicable.

Item 8. Financial Information

A.	Statements and Other Financial Information

The following financial statements of the Company are attached to this Transition Report:

  Audit Report of Independent Registered Public Accounting Firm;

  Consolidated Balance Sheets as at December 31, 2007 and January 31, 2007;

  Consolidated Statements of Operations and Comprehensive Loss for the eleven month period ended December 31, 2007 and the years ended January 31, 2007 and 2006;

  Consolidated Statements of Deficit and Accumulated Other Comprehensive Income for the eleven month period ended December 31, 2007 and the years ended January 31, 2007 and January 31, 2006;

  Consolidated Statements of Cash Flows for the eleven month period ended December 31, 2007, and the years ended January 31, 2007 and January 31, 2006; and

  Notes to the Consolidated Financial Statements for the eleven months period ended December 31, 2007, and the years ended January 31, 2007, and January 31, 2006.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.	Significant Changes

     None.

Item 9. The Offer and Listing

A.	Offer and Listing Details

     The common shares of the Company are listed on the TSX-V under the symbol "ASM", on the FSE under the symbol "GV6" and quoted in the United States on the OTC BB, under the symbol "ASGMF".

     As of June 18, 2008, there were 692 holders of record in the United States holding 75.32% of the Company's outstanding common shares representing approximately 68.58% of the total shareholders. The Company's common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Pacific Corporate Trust Company in the City of Vancouver, the registrar and transfer agent for the common shares.

     The following sets forth the high and low prices expressed in Canadian Dollars on the TSX-V for the Company's common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V
	(Canadian Dollars)
Last Six Months	High	Low
May 2008	1.50	1.36
April 2008	1.70	1.40
March 2008	1.74	1.55
February 2008	1.66	1.51
January 2008	1.78	1.46
December 2007	1.65	1.46
2007-II/2007	High	Low
Fourth Quarter ended December 31, 2007	1.83	1.46
Third Quarter ended October 31, 2007	2.07	1.53
Second Quarter ended July 31, 2007	2.30	1.69
First Quarter ended April 30, 2007	2.75	1.83

2007/2006	High	Low
Fourth Quarter ended January 31, 2007	2.66	1.80
Third Quarter ended October 31, 2006	2.45	1.50
Second Quarter ended July 31, 2006	4.48	1.70
First Quarter ended April 30, 2006	4.35	2.00

Last Five Fiscal Years	High	Low
2007-II	2.75	1.46
2007	4.48	1.50
2006	2.29	1.11
2005	2.50	1.00
2004	3.00	0.33

B.	Plan of Distribution

     Not Applicable.

C.	Markets

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

     The Company entered into a share exchange agreement dated for reference the 9th day of June, 2004 with Pedro Sanchez Mejorada, Fernando Ysita Del Hoyo, Francisco Ysita del Hoyo, Bernardo Ysita del Hoyo, Carlos Ysita del Hoyo, Manuel Ysita del Hoyo, Eduardo Ysita del Hoyo, Mercedes Ysita del Hoyo, Cia Minera and Promotora in connection with the acquisition of the remaining 51% interest in Cia Minera. The consideration to be paid by the Company for the 51% interest consists of four million common shares of the Company. This agreement was subject to a number of conditions including a satisfactory due diligence review and final regulatory approval. The TSX-V approved the agreement on October 18, 2005. The acquisition of an additional 39.25% interest in Cia Minera was completed on July 17, 2006 for consideration of 3,164,702 common shares of the Company and the acquisition of a further 1.1% from an estate for no additional consideration was completed on December 21, 2007. The Company now has an 89.35% ownership interest in Cia Minera and continues to consider its options with relation to the balance of the interest.

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

     The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners, referred to as "IRS", to provide investor relations services in Europe. In consideration for the services rendered, the Company agreed to pay IRS fees of $2,000 per month plus expenses. Pursuant to the agreement’s terms and conditions, the agreement with IRS was terminated on June 27, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totaled $16,000.

     The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico. As at December 31, 2007 the Company is committed to drilling services at an estimated cost of $286,949, which is denominated in U.S. dollars (US$290,405). Management has determined that the Company’s exploration in fiscal 2008 will likely exceed the minimum commitment.

     The Company has also entered into an agreement in which monthly operation services will be performed through to September 2008 in Durango, Mexico at a total committed cost of $66,913 (services denominated in US$67,500).

     Please refer to note 20 of the financial statements included elsewhere in this Transition Report (Item 17) for further disclosure regarding material commitments.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at December 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

c)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

d)	The Company is evaluating the effectiveness of its staff resources, as currently the Company seeks outside guidance to address complex accounting and tax issues that arise.

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

     There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

     The independent auditors for the eleven-month period ended December 31, 2007 and for the year ended January 31, 2007 was Manning Elliott LLP. For the fiscal years ending January 31, 2006 and 2005 the independent auditor was Vellmer & Chang, Chartered Accountants (formerly Hoogendoorn Vellmer, Chartered Accountants).

Audit Fees

     The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the Company's eleven-month period ended December 31, 2007 was $85,000 (January 31, 2007: $101,800). The aggregate fees billed by Vellmer & Chang for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2006 was $40,780.

Audit-Related Fees

     The audit-related fees billed by the Company’s independent auditors for the eleven-month period ended December 31, 2007 was $4,636 (January 31, 2007: $5,438).

Tax Fees

     There were no tax fees billed by the Company's independent auditors for the eleven-month period ended December 31, 2008. The aggregate tax fees billed by the Company's independent auditors for the January 31, 2007 fiscal year were $2,180, which were related to the preparation of the corporate tax return for the January 31, 2007 fiscal year.

All Other Fees

     There were no aggregate fees billed for any other professional services rendered by the Company's independent auditors for the eleven month period ended December 31, 2007. The aggregate fees billed by the Company's independent auditors for advisory and review services relating to the Company's annual report on Form 20-F was $7,500 for the year ended January 31, 2007.

     The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2007. The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the audit committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

Part III

Item 17. Financial Statements

     The following financial statements pertaining to the Company are filed as part of this Transition Report:

Audit Report of Independent Registered Public Accounting Firm	59
Consolidated Balance Sheets as at December 31, 2007 and January 31, 2007	60
Consolidated Statements of Operations and Comprehensive Loss for the eleven month period ended December 31, 2007 and the years ended January 31, 2007 and 2006	61
Consolidated Statements of Deficit and Accumulated Other Comprehensive Income for the eleven month period ended December 31, 2007 and the years ended January 31, 2007 and January 31, 2006	62
Consolidated Statements of Cash Flows for the eleven month period ended December 31, 2007, and the years ended January 31, 2007 and January 31, 2006	63
Notes to the Consolidated Financial Statements for the eleven month period ended December 31, 2007, and the years ended January 31, 2007, and January 31, 2006	64 thru 86

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit Number	Name
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2.	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer

_____________
* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

for the Eleven-Month Period Ended December 31, 2007

and the Years Ended January 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the consolidated balance sheets of Avino Silver & Gold Mines Ltd. as at December 31, 2007 and January 31, 2007 and the consolidated statements of operations and comprehensive loss, deficit, and accumulated other comprehensive loss, and cash flows for the eleven-month period ended December 31, 2007 and the year ended January 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and January 31, 2007 and the results of its operations and its cash flows for the eleven-month period ended December 31, 2007 and the year ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.

The statements of operations, deficit and cash flows for the year ended January 31, 2006 were audited by another independent registered public accounting firm which expressed an opinion without reservation on these financial statements in its report dated May 31, 2006.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 25, 2008

COMMENTS BY AUDITORS ON CANADA-UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 25, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 25, 2008

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
As at December 31, 2007 and January 31, 2007
(Expressed in Canadian Dollars)

	December 31, 2007	January 31, 2007
	(Note 2)
ASSETS
Current
Cash and cash equivalents	$6,342,481	$11,045,106
Interest receivable	19,183	38,179
Sales tax recoverable	394,549	96,674
Prepaid expenses and amounts receivable	32,317	54,042
	6,788,530	11,234,001
Property, Plant and Equipment (Note 5)	1,085,390	1,015,228
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 6)	13,096,805	10,764,455
Advances to Related Companies (Note 15(a))	–	65,770
Investments in Related Companies (Note 7)	214,715	210,085
	$21,190,940	$23,295,039

LIABILITIES
Current
Accounts payable and accrued liabilities	$520,710	$1,311,560
Amounts due to related parties (Note 15(b))	176,788	141,524
	697,498	1,453,084
Future income tax liability (Note 14)	1,834,916	2,335,999
	2,532,414	3,789,083
SHAREHOLDERS' EQUITY
Share Capital (Note 10(a))	33,112,072	33,112,072
Shares Issued For Proceeds Receivable	–	(5,940)
Contributed Surplus (Note 11)	7,287,742	7,259,879
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
	40,297,945	40,264,142
Accumulated other comprehensive income	4,630	-
Deficit	(21,644,049)	(20,758,186)
	(21,639,419)	(20,758,186)
	18,658,526	19,505,956
	$21,190,940	$23,295,039
NATURE AND CONTINUANCE OF OPERATIONS (Note 1)
COMMITMENTS (Note 20)

Approved on behalf of the Board:

/s/ “David Wolfin”	Director	/s/ “Louis Wolfin”	Director

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Comprehensive Loss
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

	December 31,	January 31,	January 31,
	2007	2007	2006
	(Note 2)
Revenue	$–	$–	$–

Operating and Administrative Expenses
Amortization	2,046	2,677	980
General exploration	18,636	106,899	–
Management fees	88,000	87,000	60,000
Office and miscellaneous	141,843	146,348	119,864
Professional fees	196,555	127,441	141,005
Regulatory and compliance fees	21,175	34,416	21,690
Salaries and benefits	73,610	87,813	73,529
Investor relations (Note 12)	263,192	464,806	197,330
Stock-based compensation (Note 13)	–	2,860,603	725,125
Travel and promotion	63,470	96,731	77,274

	868,527	4,014,734	1,416,797

Other Income (Expenses)
Interest and other income	359,339	430,231	46,082
Foreign exchange loss	(32,301)	(30,455)	–
Litigation settlement (Note 19)	(759,302)	–	–
Misappropriation loss (Note 21)	(86,155)	–	–
Impairment of investment in related company	–	–	(217,000)
Impairment of mineral property	–	–	(103,242)
Site assessment costs (Note 9)	–	–	(355,921)
Equity loss (Note 9)	–	(33,581)	(342,596)

LOSS BEFORE INCOME TAXES	(1,386,946)	(3,648,539)	(2,389,474)

Future income tax recovery (Note 14)	501,083	–	19,750

NET LOSS	$(885,863)	$(3,648,539)	$(2,369,724)

Other Comprehensive Loss
Unrealized loss on investments in related
companies	(12,487)	–	–

COMPREHENSIVE LOSS	$(898,350)	$–	$–

BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$(0.20)	$(0.22)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING	20,584,727	18,385,007	10,965,718

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Deficit
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

	December 31,	January 31,	January 31,
	2007	2007	2006
	(Note 2)

Opening Deficit	$(20,758,186)	$(17,109,647)	$(14,739,923)
Net Loss	(885,863)	(3,648,539)	(2,369,724)

Closing Deficit	$(21,644,049)	$(20,758,186)	$(17,109,647)

Consolidated Statements of Accumulated Other Comprehensive Income
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

	December 31,	January 31,	January 31,
	2007	2007	2006
	(Note 2)

Opening Accumulated Other Comprehensive Income	$–	$–	$–
New Accounting Policy, February 1, 2007 (Note 3(xvi))	17,117
Unrealized loss on investments in related companies	(12,487)	–	–

Closing Accumulated Other Comprehensive Income	$4,630	$–	$–

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

	December 31, 2007	January 31, 2007	January 31, 2006
	(Note 2)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss	$(885,863)	$(3,648,539)	$(2,369,724)
Adjustments for non-cash items:
Amortization	2,046	2,677	980
Stock-based compensation	–	2,860,603	725,125
Stock-based compensation included in investor relations	27,863	195,600	103,981
Impairment of investment in related company	–	–	217,000
Impairment of mineral property interest	–	–	103,242
Equity loss	–	33,581	342,596
Future income tax recovery	(501,083)	–	(19,750)

	(1,357,037)	(556,078)	(896,550)

Net change in non-cash working capital (Note 17)	(987,164)	61,750	(91,529)

	(2,344,201)	(494,328)	(988,079)
FINANCING ACTIVITIES
Share subscriptions received	–	–	247,730
Collection of share proceeds receivable	5,940	56,732	–
Shares issued for cash, net	–	9,511,593	1,748,827

	5,940	9,568,325	1,996,557
INVESTING ACTIVITIES
Reclamation bonds	–	(2,500)	(3,000)
Property, plant and equipment purchases	(72,208)	(18,331)	(768)
Mineral property exploration expenditures	(2,292,156)	(777,586)	(273,234)
Advances to related companies	–	–	52,000
Advances to Cia Minera prior to acquisition of control	–	(297,485)	–

	(2,364,364)	(1,095,902)	(225,002)

Increase (decrease) in cash and cash equivalents	(4,702,625)	7,978,095	783,476

CASH AND CASH EQUIVALENTS, beginning	11,045,106	3,067,011	2,283,535

CASH AND CASH EQUIVALENTS, end	$6,342,481	$11,045,106	$3,067,011

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$87	$16	$–
Income taxes	–	–	–
Non-cash investing activity:
3,164,702 shares issued in acquisition of controlling interest
in Cia Minera	–	7,215,520	–

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 1 - NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada.

The Company is in the exploration stage and is in the process of determining whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts recorded as mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, maintenance of the Company’s legal interests in its mineral claims, obtaining further financing for exploration and development of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will be required to raise new financing through the sale of shares or issuance of debt to continue with the exploration and development of its mineral properties. Although management intends to secure additional financing, there can be no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - CHANGE IN FISCAL YEAR END

During 2007, the Company changed its fiscal year end from January 31st to December 31st to correspond to the December 31st fiscal year end of the Company’s Mexican operating subsidiaries, which report on a calendar year basis. The effect of this change resulted in a current fiscal period of eleven months ended December 31, 2007, for the consolidated statements of operations and comprehensive loss, deficit and accumulated other comprehensive income, while the comparative figures are for twelve-month periods ended January 31st.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

i)	Basis of presentation

These consolidated financial statements have been prepared in Canadian Dollars in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its Mexican subsidiaries. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in Note 23. All significant inter-company balances and transactions have been eliminated on consolidation. The Company’s Mexican subsidiaries are Oniva Silver and Gold Mines S. A., (“Oniva Silver”) which is wholly-owned, Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has a direct 79.09% ownership, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has 50.0% direct ownership and an additional 39.35% indirect effective ownership held through Promotora.

The Company acquired control of Promotora and Cia Minera on July 17, 2006 (see Note 4). Prior to the acquisition of control, the Company accounted for its 49% ownership of Cia Minera using the equity method. Under the equity method, the Company’s original investment in Cia Minera was recorded at cost, and subsequently adjusted to reflect the Company’s share of earnings or loss in Cia Minera.

These consolidated financial statements include the net assets and operations of the Promotora and Cia Minera subsidiaries on a consolidated basis beginning from July 17, 2006 onward.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

ii)	Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash equivalents are carried at cost, plus accrued interest, which approximates fair market value.

iii)	Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets on the declining balance basis at the following annual rates:

Office equipment, furniture and fixtures	20%
Computer equipment	30%
Mine mill, machinery and plant	12%
Mine facilities and equipment	6% to 10%

The mine mill, machinery, plant facilities and equipment (see Note 5) were acquired on July 17, 2006 and are not in active use, as the Company is in the process of refurbishing these assets. Accordingly, these assets are considered to be under reconstruction and no amortization has been recorded on them.

iv)	Mineral properties, deferred exploration and development expenditures

The Company follows CICA Accounting Guideline 11, Enterprises in the Development Stage. Mineral property acquisition, exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests based on the observed trading price of the shares. Mineral exploration costs such as field labour and consultants, geology and assaying, and mining claims are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan will be expensed as incurred after production has commenced.

Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, will be depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves once commercial production commences.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

v)	Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence, but not control, are accounted for using equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in its operations. The investment is initially recorded at cost and increased or decreased for the Company’s share of net income or loss respectively. In those instances where the Company’s share in the investee’s cumulative net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses as a liability only if it has determined that it has ongoing obligations or commitments towards the investee. In those circumstances where the Company has no ongoing obligations or commitments to support the investee, the Company records cumulative losses only to the extent of the carrying amount of the investment.

Investments in the shares of companies over which Avino does not have control or exercises significant influence are classified as available-for-sale and accounted for at fair market value. Unrealized gains or losses on these investments are recorded as other comprehensive income or loss.

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

vii)	Comprehensive loss

Effective February 1, 2007 comprehensive loss is comprised of the sum of the net loss and other comprehensive income or loss which includes unrealized gains or losses from changes in the fair market value of available-for- sale investments, changes in the fair market value of derivative instruments designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. The Company does not have any derivative instruments or self-sustaining foreign operations and currently the Company’s other comprehensive income (loss) is comprised only of changes in the fair value of the Company’s available-for-sale investments.

viii)	Financial instruments

(a) Fair values

The carrying values of cash and cash equivalents, amounts receivable, accounts payable, advances to related companies, and amounts due to related parties approximate their fair values due to the immediate or short-term maturity of these financial instruments.

(b) Transaction costs

Transaction costs attributable to the acquisition or issue of financial assets or financial liabilities, other than those classified as held-for-trading, are added to the initial fair value amount to match the costs with the related transactions.

(c) Interest rate risk

In management’s opinion, the Company is not exposed to significant interest rate risk.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

viii)	Financial instruments (continued)

	(d)	Foreign exchange rate risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (“MXN”) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $60,708 (MXN$670,881), sales taxes recoverable denominated in Mexican pesos totalling $364,994 (MXN$4,033,525), and accounts payable denominated in pesos totalling $420,972 (MXN$4,652,130).

	(e)	Credit risk

The Company's cash and equivalents are primarily held in accounts with Canadian financial institutions, and as at December 31, 2007 cash and cash equivalents substantially exceeds the amounts covered under federal deposit insurance. The Company does not currently hold asset backed commercial paper investments.

	(f)	Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

The Company has classified its cash and cash equivalents as held-for-trading. Advances to related companies and amounts receivable are classified as loans and receivables. Investments in related companies are classified as available-for-sale. Accounts payable and amounts due to related parties are classified as other liabilities.

ix)	Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas requiring the use of estimates relate to the recoverability or valuation of sales taxes recoverable, property, plant, equipment, and mineral properties, the valuation of asset retirement obligations, useful lives for amortization, recognition and disclosure of future income tax assets and liabilities, and stock-based compensation. Actual results could differ from those estimates.

x)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases for existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

x)	Income taxes (continued)

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

xi)	Stock-based compensation

The Company follows CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments. Accordingly the Company recognizes stock-based compensation expense for the estimated fair value of stock-based payments. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date using the Black-Scholes option pricing model, and are expensed over the expected vesting period. Transactions in which goods or services are received from non- employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Consideration received on the exercise of stock options is recorded as share capital with a corresponding reduction in the contributed surplus related to the options exercised.

xii)	Loss per share

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

For the period ended December 31, 2007 and the years ended January 31, 2007 and 2006, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the affect of this dilution is to reduce the reported loss per share (anti-dilutive), fully diluted loss per share information has not been shown.

xiii)	Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations, including site restoration costs in the year in which such liabilities are incurred and can be reasonably estimated. Upon recognition of an asset retirement obligation, the site restoration costs are capitalized as a part of the mineral property. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company estimated its site restoration costs as at December 31, 2007 to be $nil (January 31, 2007 - $nil) as significant disturbance of sites giving rise to restoration obligations has not yet occurred.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

xiv)	Impairment of long-lived assets

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

Impairment in the carrying value of non-producing mineral properties may occur when one of the following conditions exists:

(a) the Company's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;
(b) exploration results are not promising and no more work is being planned in the foreseeable future on the property; or
(c) the remaining lease terms for the property are insufficient to conduct necessary studies, exploration work, or mineral extraction.

Once impairment has been determined in the carrying value of a mineral property, it will be written-down to fair value. Amounts shown for mineral properties reflect costs incurred to date, less impairments, and are not intended to reflect present or future values.

xv)	Variable Interest Entities

Variable interest entities (“VIE”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company does not currently have any variable interest entities.

xvi)	New Accounting Standards

Effective February 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 Comprehensive Income
Section 3251 Equity
Section 3855 Financial Instruments – Recognition and Measurement Section 3861 Financial Instruments – Disclosure and Presentation
Section 3865 Hedges

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company classified its investments in related companies as available-for-sale, which are measured at fair value, and recorded a $17,117 increase in their carrying value as at February 1, 2007; representing the aggregate cumulative unrealized gain, on the statement of accumulated other comprehensive income. There were no other opening adjustments recorded on the adoption of these standards.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

xvi)	New Accounting Standards

On February 1, 2007, the Company also adopted CICA Section 1506 Accounting Changes, which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective. The Company has not made any voluntary changes in accounting principles affecting these consolidated financial statements. The recent accounting pronouncements that have been issued as new sources of GAAP but are not yet effective are described below:

xvii)	Recent Accounting Pronouncements

(a)

CICA Section 1400 General Standards of Financial Statement Presentation provides revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern. On January 1, 2008 the Company will adopt this standard and no significant impact is expected on the Company’s interim and annual consolidated financial statements for fiscal 2008.

(b)

CICA Section 1535 Capital Disclosures establishes standards for the disclosure of the Company’s objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital. On January 1, 2008 the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual consolidated financial statements for fiscal 2008.

(c)

CICA Section 3031 Inventories contains expanded guidance related to cost measurement and disclosure requirements. On January 1, 2008 the Company will adopt this standard, and no significant impact is expected on the Company’s interim and annual consolidated financial statements for fiscal 2008.

(d)

CICA Section 3064 Goodwill and Intangible Assets replaces Section 3062 Goodwill and Intangible Assets, and Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and Section 1000 Financial Statement Concepts. These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual consolidated financial statements for fiscal 2009.

(e)

CICA Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation replaces Section 3861 Financial Instruments - Disclosure and Presentation. These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments. On January 1, 2008 the Company will adopt this standard and management is currently assessing its impact on the Company’s interim and annual consolidated financial statements for fiscal 2008.

(f)

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company’s consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 4 - ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On July 17, 2006 the Company acquired control of Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company’s pre-existing 49% share of Cia Minera, brought the Company’s ownership interest in Cia Minera to 88.25% . The additional 39.25% interest in Cia Minera was obtained through the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V. (“Promotora”) which in turn owns 49.75% of Cia Minera’s common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 6).

The July 17, 2006 acquisition was accomplished by a share exchange in which the Company issued 3,164,702 shares as consideration for the purchase of the additional 39.25% interest in Cia Minera. The shares issued as consideration were valued based on the July 17, 2006 closing market price per share of $2.28. The acquisition was accounted for using the purchase method and these consolidated financial statements include the assets, liabilities and operations of these subsidiaries beginning on July 17, 2006, the date of acquisition of control. The acquisition of the 39.25% interest described above did not include an effective 1.1% interest to be acquired from an estate subject to approval and transfer of the shares to the Company by the trustee for that estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration. As at December 31, 2007 the Company’s ownership interest in Cia Minera is 89.35% .

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

			December 31,	January 31,
		Accumulated	2007	2007
	Cost	Amortization	Net Book Value	Net Book Value
Office equipment, furniture and fixtures	$5,512	$4,019	$1,493	$1,828
Computer equipment	24,632	2,323	22,309	18,331
Mine mill, machinery and processing plant	1,016,823	–	1,016,823	934,654
Mine facilities and equipment	46,732	1,967	44,765	60,415
	$1,093,699	$8,309	$1,085,390	$1,015,228

NOTE 6 - MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total
Balance, January 31, 2006	$–	$486,899	$1	$486,900

Acquisition costs	9,525,575	–	–	9,525,575

Exploration costs incurred during year:
Assays	–	2,001	–	2,001
Assessment and taxes	–	2,410	–	2,410
Drilling	609,518	14,837	–	624,355
Field supplies and services	–	11,242	–	11,242
Geological	90,712	21,260	–	111,972

Balance, January 31, 2007	10,225,805	538,649	1	10,764,455

Exploration costs incurred during year:
Assays	59,901	1,379	–	61,280
Assessment and taxes	13,198	139	–	13,337
Drilling	1,891,527	65,577	–	1,957,104
Field supplies and services	–	911	–	911
Geological	298,706	1,012	–	299,718

Balance, December 31, 2007	$12,489,137	$607,667	$1	$13,096,805

Additional information on the Company’s mineral properties by region is as follows:

(a)	Durango, Mexico

The Company acquired the Durango mineral properties through the acquisition of Cia Minera during the January 31, 2007 year-end (see Note 4). The Company’s subsidiary Cia Minera owns 42 mineral claims in the state of Durango, Mexico.

In addition four core mineral claims are under leased concessions – exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement is valid until October 31, 2010. An ongoing dispute regarding royalties on the leased mineral claims was settled in the current period (see Note 19).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 6 - MINERAL PROPERTIES (continued)

(a)	Durango, Mexico (continued)

The Company’s mineral claims in Mexico are divided into the following four properties:

	(i)	Avino mine area property

The Avino mine property is situated around the towns of Panucho de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares.

	(ii)	Stackpole area property

The Stackpole area property is situated with the Avino mine property around the towns of Panucho de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. Under a royalty agreement covering three mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less the process costs at the mine.

	(iii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

	(iv)	Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(b)	British Columbia, Canada

The Company’s mineral claims in British Columbia are divided into the following three properties:

	(i)	Aumax property

In 2003 the Company acquired a 100% interest in six Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims.

	(ii)	Minto property

The Company has a 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. The Company recommenced exploration of the property in fiscal 2006 and costs incurred since then have been deferred.

	(iii)	Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the January 31, 2007 year end these original mineral claims and fractions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 6 - MINERAL PROPERTIES (continued)

(c)	Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

NOTE 7 - INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated
		Unrealized	December 31, 2007	February 1, 2007
	Cost	Gains (losses)	Fair Value	Fair Value
Bralorne Gold Mines Ltd.	$205,848	$(8,784)	$197,064	$206,021
Levon Resources Ltd.	4,236	13,414	17,650	21,180
Oniva International Services
Corporation	1	-	1	1
	$210,085	$4,630	$214,715	$227,202

During the fiscal period ended December 31, 2007, the Company recognized a $12,487 unrealized loss on investments in related companies classified as available-for-sale in other comprehensive income, representing the change in fair value during the fiscal period. On the adoption of the new accounting standards disclosed in Note 3(xvi) the Company recorded a $17,117 increase in the carrying value as at February 1, 2007; representing the aggregate cumulative unrealized gain in fair value that is presented the statement of accumulated other comprehensive income.

Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $197,064 as at December 31, 2007 (January 31, 2007 - $206,021). Bralorne is a public company with common directors.

Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $17,650 as at December 31, 2007 (January 31, 2007 - $21,180). Levon is a public company with common directors.

Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 20 for disclosure on the Company’s commitment to Oniva.

NOTE 8 - NON-CONTROLLING INTEREST

The Company has an 89.35% interest in its subsidiary Cia Minera, and the remaining 10.65% portion is presented as a non-controlling interest. The non-controlling interest in Cia Minera’s cumulative losses has been recorded as a net amount recoverable by the Company from Cia Minera, net of a valuation allowance, since the owners of the 10.65% minority interest in Cia Minera do not have a demonstrated commitment towards funding their share of Cia Minera’s net losses. Accordingly, the non-controlling interest in the Cia Minera operating losses recoverable are not recognized as an asset in these financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 8 - NON-CONTROLLING INTEREST (continued)

The carrying amount of the non-controlling interest comprised is as follows:

Non-controlling interest in Cia Minera recoverable at acquisition, July 17, 2006	$111,874
Non-controlling interest in Cia Minera’s net loss recoverable since acquisition	199,459
Loss valuation allowance	(311,333)
Non-controlling interest - net carrying amount	$–

NOTE 9 - COMMITMENT AND SITE ASSESSMENT COSTS RELATED TO CIA MINERA

The Company incurred and expensed the following site assessment costs in contemplation of its acquisition of the additional 39.25% interest in Cia Minera:

	December 31, 2007	January 31, 2007	January 31, 2006
Geological assessment	$–	$–	$133,915
Professional fees	–	–	26,054
Site overhead and maintenance	–	–	195,952
	$–	$–	$355,921

Prior to fiscal 2006, the Company had determined that it did not have a commitment or obligation to Cia Minera and accordingly did not record its equity interest in the losses of Cia Minera. During fiscal 2006 the Company determined that it had a commitment to Cia Minera. Accordingly, it began to recognize in operations its equity interest in the losses of Cia Minera. In fiscal 2006, the Company recognized into operations its interest in previously unrecorded equity losses of Cia Minera in the amount $342,596. During the year ended January 31, 2007 the Company recognized a further $33,581 of equity losses in Cia Minera, resulting in cumulative equity losses recognized of $376,177 in Cia Minera prior to the acquisition of control on July 17, 2006 (see Note 4).

NOTE 10 - SHARE CAPITAL

(a)	Authorized:	Unlimited common shares without par value
Issued:

	Shares	Amount
Balance, January 31, 2006	11,962,075	$19,264,265
Shares issued for cash:
Private placement	5,000,000	10,000,000
Less value of warrants transferred to contributed surplus	–	(3,578,383)
Exercise of stock options	456,700	585,866
Exercise of warrants	1,250	3,125
Shares issued for Cia Minera acquisition (Note 4)	3,164,702	7,215,521
Transferred from contributed surplus on exercise of stock options	–	443,831
Transfer from contributed surplus on exercise of warrants	–	1,575
Share issuance costs	–	(823,728)
	8,622,652	13,847,807
Balance, January 31, 2007 and December 31, 2007	20,584,727	$33,112,072

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 10 - SHARE CAPITAL (continued)

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

(b)	Warrants

	Underlying	Weighted Average
	Shares	Exercise Price
Warrants outstanding, January 31, 2006	–	–
Issued	2,500,000	$2.50
Exercised	(1,250)	$2.50
Warrants outstanding, January 31, 2007 and December 31, 2007	2,498,750	$2.50

(c)	Stock options

		Weighted Average
	Underlying Shares	Exercised Price
Stock options outstanding, January 31, 2006	813,000	$1.31
Granted	1,120,000	$3.85
Exercised	(456,700)	$1.28
Expired or cancelled	–	–

Stock options outstanding, January 31, 2007	1,476,300	$3.25
Granted	–	–
Exercised	–	–
Expired or cancelled	(25,000)	$3.99

Stock options outstanding, December 31, 2007	1,451,300	$3.23

Details of stock options outstanding:

		December 31, 2007	January 31, 2007
Expiry Date	Exercise Price	Stock Options Outstanding	Stock Options Outstanding
October 21, 2008	$1.20	41,800	41,800
April 5, 2010	$1.35	262,000	262,000
September 26, 2010	$1.35	52,500	52,500
March 15, 2011	$2.72	120,000	120,000
April 26, 2011	$3.99	975,000	1,000,000
		1,451,300	1,476,300

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 10 - SHARE CAPITAL (continued)

(c)	Stock options

As at December 31, 2007 1,451,300 stock options were exercisable and as at January 31, 2007 1,443,800 stock options were exercisable. The weighted average remaining contractual life of the outstanding stock options at December 31, 2007 is 3.03 years (January 31, 2007 3.95 years).

The Company amended its stock option plan during the year ended January 31, 2007, under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

(d)	Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures renounced may be claimed only by the investors of the flow-through common shares.

As at December 31, 2007, the Company has no commitment to incur further Canadian exploration expenditures qualifying for flow-through, as defined in the Canadian Income Tax Act.

NOTE 11 – CONTRIBUTED SURPLUS

	Period Ended	Year Ended
	December 31, 2007	January 31, 2007
Opening Balance	$7,259,879	$1,070,699
Stock options granted during the year (Note 13)	–	2,860,603
Stock options issued for services (Note 12)	27,863	195,600
Warrants on private placement (Note 10(a))	–	3,578,383
Stock options exercised	–	(443,831)
Warrants exercised	–	(1,575)
Closing Balance	$7,287,742	$7,259,879

The fair value of warrants issued as consideration to agents on private placement is included in share issuance cost and netted against share capital. The fair value of these warrants is calculated using the Black-Scholes option pricing model with the following assumptions:

The fair value of warrants issued under the private placement was calculated using the Black-Scholes model with the following assumptions:

January 31, 2007
Assumptions:
Risk-free interest rate (%)	3.93
Expected dividend yield (%)	–
Expected option life (years)	1.92
Expected stock price volatility (%)	92
Weighted average grant date fair value	$ 1.43

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 12 – INVESTOR RELATIONS EXPENSES

The fair values of stock options granted to investor relations consultants are included in shareholder and investor relations expenses. The fair values of the stock options is calculated using the Black-Scholes option pricing model and is measured and expensed over the 12 month period over which services are provided and the options vest. During fiscal December 31, 2007 investor relations consultants were granted no stock options. During fiscal January 31, 2007, 130,000 options (fiscal 2006 – 95,000) were granted and these options are exercisable at $2.72 (fiscal 2006 - $1.35) per share. The shareholder and investor relations expense for fiscal December 31, 2007 includes $27,863 ((January 31, 2007 -$195,600) (January 31, 2006 - $103,981)) for the fair value of stock options vesting to investor relations consultants. The fiscal December 31, 2007 weighted average fair value of these options on the date of grant was $1.73. The fair value of these options were calculated using the Black-Scholes model with following weighted average assumptions:

	Period Ended	Year Ended	Year Ended
	December 31, 2007	January 31, 2007	January 31, 2006
Assumptions:
Risk-free interest rate (%)	3.5	4.1	3.4
Expected dividend yield (%)	–	–	–
Expected option life (years)	3.0	4.7	3
Expected stock price volatility (%)	90	90	180

NOTE 13 – STOCK-BASED COMPENSATION

During fiscal December 31, 2007 the Company did not grant any stock options to its directors, officers, and employees. In fiscal January 31, 2007 the Company granted 990,000 options having a life of five years and an exercise price of $3.99 per share to directors, officers, and employees of the Company. In the year ended January 31, 2007 the Company recognized $2,860,603 in stock-based compensation representing the fair value of these stock options.

In fiscal January 31, 2006, the Company granted 547,500 options vesting immediately, having a life of five years and on exercise price of $1.35 per share to directors, officers and employees. The Company recognized stock based compensation of $725,125 for those options.

The fair value of these options was calculated using the Black-Scholes model with following weighted average assumptions:

	Period Ended	Year Ended	Year Ended
	December 31, 2007	January 31, 2007	January 31, 2006
Assumptions:
Risk-free interest rate (%)	–	4.4	3.4
Expected dividend yield (%)	–	–	–
Expected option life (years)	–	5	3
Expected stock price volatility (%)	–	91	180
Weighted average fair value at grant date ($)	–	2.89	1.33

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 14 - INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	Period Ended	Year Ended	Year Ended
	December 31,	January 31,	January 31,
	2007	2007	2006
Statutory rate	34.12%	34.12%	34.5%

Income taxes recovered at the Canadian statutory rate	$473,225	$1,244,882	$817,555

Less permanent differences:
Stock-based compensation	–	(976,038)	(250,169)
Investor relations expense for stock options granted	(9,507)	(66,739)	(35,873)
Reduction for effect of lower Mexican tax rates	(64,829)	(10,644)	–
Equity based accounting loss for interest in Cia
Minera Mexicana de Avino, S.A. de C.V.	–	(11,458)	(118,200)
Other non-tax deductible expenses	(1,574)	(3,373)	–

Effect of temporary differences:
Share issuance costs	71,239	71,239	–
Impairment of investment	–	–	(74,900)
Impairment of mineral property	–	–	(35,600)
Geological exploration expenditures	–	–	(45,000)

Valuation allowance on benefit of tax loss	(468,554)	(247,869)	(257,813)

Benefit of income tax asset recognized on renouncement
of Canadian exploration expenditures to flow-through
share investors	–	–	19,750

Benefit of Mexican tax losses recognized on reduction of
future income tax liability	501,083	–	–

Income tax recovery recognized in the year	$501,083	$–	$19,750

The approximate tax effects of each type of temporary difference that gives rise to potential future income tax assets are as follows:

	December 31, 2007	January 31, 2007
Expected tax recovery rate	29%	34.12%
Non-capital tax losses carried forward	$1,092,322	$1,392,852
Capital tax losses carried forward	213,470	251,159
Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book
value of Canadian mineral properties	507,413	557,738
Share issuance costs	143,329	239,873
Tax basis of investments in related companies in excess of book value	30,793	37,020
Undeducted capital cost allowance in excess of book value of Canadian
equipment	60,325	70,862
Future income tax assets	2,047,652	2,549,504
Less: valuation allowance	(2,047,652)	(2,549,504)
Net tax assets	$–	$–

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 14 - INCOME TAXES (continued)

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian future income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The future income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Cia Minera (see Note 4). The carrying values of the Mexican mineral properties, mine plant and equipment reflect the fair values assigned on the acquisition of control of Cia Minera based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The future tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward; and the $501,083 decrease in the future tax liability in fiscal December 31, 2007 is presented as a recovery of Mexican tax losses on the income tax provision table above. The approximate tax effects of each type of temporary difference that gives rise to future income tax liabilities are as follows:

	December 31, 2007	January 31, 2007
Mexican statutory rate	28%	28%
Book value of mineral properties in excess of tax bases	$2,889,045	$2,255,311
Book value of plant and equipment in excess of tax bases	275,266	276,752
Less: Mexican tax losses carried forward	(1,329,395)	(196,064)
Future income tax liability	$1,834,916	$2,335,999

The Company has capital losses of $1,472,210 carried forward and $3,765,769 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $4,747,837 (denominated in MEX$47,681,237) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico
2008	$904,279	$–
2009	343,690	–
2010	–	1,305,323
2013	568,450	–
2016	–	3,442,514
2024	799,044	–
2025	646,331	–
2026	503,975	–
	$3,765,769	$4,747,837

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 15 - RELATED PARTY TRANSACTIONS AND BALANCES

The balances and transactions with related parties are as follows:

(a)	Advances to related parties:

	December 31, 2007	January 31, 2007
ABC Drilling Services Inc. – a subsidiary of Oniva	$–	$64,933
Oniva International Services Corp. – a company controlled by
a director of Avino	–	837
Advances to related parties	$–	$65,770

The advance to ABC Drilling Services Inc. was an exploration advance for drilling services performed subsequent to the fiscal year end.

(b)	Amounts due to related parties:

	December 31, 2007	January 31, 2007
Directors	$18,250	$7,500
ABC Drilling Services Inc. – a subsidiary of Oniva	4,578	–
Frobisher Securities Ltd. – a company controlled by a director
and officer of Avino	3,707	105
Sampson Engineering Inc. – a company controlled by a
director of a related company	2,684	–
Wear Wolfin Design Ltd. – a company controlled by a director
of a related company	145	–
Oniva International Services Corp. – a company controlled by
a director of Avino	147,424	133,919
	$176,788	$141,524

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

(c)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	Period Ended	Year Ended	Year Ended
	December 31, 2007	January 31, 2007	January 31, 2006
Salaries and benefits	$72,365	$59,523	$73,529
Office and miscellaneous	81,368	60,334	89,799
	$153,733	$119,857	$163,328

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 15 - RELATED PARTY TRANSACTIONS AND BALANCES

(d)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	Period Ended	Year Ended	Year Ended
	December 31,	January 31,	January 31,
	2007	2007	2006

Intermark Capital Corp. – a company controlled
by a director and officer of Avino	$88,000	$87,000	$60,000
Frobisher Securities Ltd. – a company controlled
by a director and officer of Avino	–	–	2,000
Wear Wolfin Design Ltd. – a company controlled
by a director of a related company	27,500	30,000	30,000

	$115,500	$117,000	$92,000

(e)

The Company paid or accrued $65,577 (January 31, 2007 - $53,837; January 31, 2006 - $146,092) to ABC Drilling Services Inc. for drilling services; $Nil (January 31, 2007 - $6,854; January 31, 2006 - $20,433) to Bralorne Gold Mines Ltd. for exploration services; and $36,100 (January 31, 2007 - $36,600; January 31, 2006 - $12,600) to Sampson Engineering Inc. for geological consulting services.

(f)

The Company paid or accrued $40,513 (January 31, 2007 - $84,279; January 31, 2006 - $Nil) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company.

All related party transactions are recorded at the exchange amount, representing the value agreed upon by the Company and the related party, which management believes approximates fair value.

NOTE 16 - SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 6.

NOTE 17 - SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2007	January 31, 2007	January 31, 2006
Net change in non-cash working capital items:
Interest receivable	$18,996	$(38,179)	$–
Sales tax recoverable	(338,069)	(61,665)	(1,871)
Prepaid expenses and amounts receivable	21,725	(40,497)	8,804
Advances to related companies	65,770	17,230	–
Accounts payable and accrued liabilities	(790,850)	224,755	(3,235)
Amounts due to related parties	35,264	(39,894)	(95,227)
	$(987,164)	$61,750	$(91,529)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 18 - COMPARATIVE FIGURES

Certain fiscal January 31, 2007 and 2006 comparative figures have been reclassified to conform to the financial statement presentation adopted for period ended December 31, 2007. These reclassifications do not affect the net loss or closing deficit of the comparative figures.

NOTE 19 – LITIGATION SETTLEMENT

The Company’s subsidiary Cia Minera leases four core mineral claims in consideration for royalties. The lessor had contested the underlying royalty agreement, and had filed a legal action claiming royalties were owed from years prior to the Company’s acquisition of control of Cia Minera. An amicable settlement was negotiated during the period ended December 31, 2007 whereby the Company settled the dispute at a cost of $1,497,604 (settlement denominated in USD$1,500,000). The $1,497,604 amount, less a prior year accrual of $738,302 is recorded in litigation settlement expense. The Company paid a $1,398,457 (USD$1,400,000) portion of the settlement and the $99,130 balance owing (USD$100,000) is recorded in accounts payable, which is to be repaid during the Company’s 2008 year-end.

NOTE 20 - COMMITMENTS

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 15.

The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico. As at December 31, 2007 the Company is committed to drilling services at an estimated cost of $286,949 (services denominated in USD$290,405). Management expects that the Company’s drilling services requirement in fiscal 2008 will likely exceed the minimum commitment amount.

The Company has also entered into an agreement in which monthly operating services will be performed through to September 2008 in Durango, Mexico at a total committed cost of $66,913 (services denominated in USD$67,500).

NOTE 21 - MISAPPROPRIATION LOSS

During fiscal December 31, 2007, the Company incurred a misappropriation loss of MXN$930,000 (CAD$86,155) as a result of a fraudulent disbursement initiated by an unknown third party who was able to access the Company’s Mexican bank account. The Company’s legal representative and the Mexican authorities are attempting to retrieve the funds, however there is no guarantee that these funds will be recovered and the Company has fully provided for this loss. The Company has taken stringent steps as a result of this loss including the use of another bank’s services and has added additional internal controls over banking transactions to prevent the reoccurrence of such a loss in the future.

NOTE 22 - SUBSEQUENT EVENTS

Subsequent to December 31, 2007, the Company granted incentive stock options to purchase up to 600,000 common shares at a price of $1.65 per share to certain employees, officers, directors, and consultants of the Company. The incentive stock options are exercisable on or before February 26, 2013.

The Company also amended the terms of the warrants issued pursuant to a private placement announced on January 25, 2006. The amendment extends the expiry date of 2,498,750 warrants from March 20, 2008 to March 20, 2009.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects conform to accounting principals generally accepted in the United States (“US GAAP”). There are certain material differences between Canadian and US GAAP and if these consolidated financial statements were prepared in accordance with US GAAP, the impact would be as follows:

	December 31, 2007	January 31, 2007
Balance sheets
Total assets under Canadian GAAP	$21,190,940	$23,295,039

Deferred exploration expenditures (iii)	(13,096,805)	(10,764,455)
Investments (i)	–	17,116
Total assets under US GAAP	8,094,135	12,547,700

Total equity under Canadian GAAP	18,658,526	19,505,956
Deferred exploration expenditures (iii)	(13,096,805)	(10,764,455)
Investments (i)	–	17,116
Total equity under US GAAP	$5,561,721	$8,758,617

	December 31,	January 31,	January 31,
	2007	2007	2006
Consolidated statements of operations
Loss for year under Canadian GAAP	$(885,863)	$(3,684,539)	$(2,369,724)
Future income tax benefit on renouncement of qualified
Canadian exploration expenditures (ii)	–	–	(19,750)
Exploration expenses (iii)	(2,332,350)	(10,277,556)	(271,397)
Write-down of investment (i)	–	–	217,000
Net loss for the year under US GAAP (iv)	(3,218,213)	(13,962,095)	(2,443,871)
Comprehensive income (loss) items:
Unrealized gain (loss) on investments (i)	(12,487)	17,116	(146,470)
Net comprehensive loss	$(3,230,700)	$(13,944,979)	$(2,590,341)
Loss per share under US GAAP - basic and diluted	$(0.16)	$(0.76)	$(0.22)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	December 31,	January 31,	January 31,
	2007	2007	2006
Statements of cash flows
Cash flows used in operating activities under Canadian GAAP	$(2,344,201)	$(494,328)	$(988,079)
Mineral properties expenditures (iii)	(2,292,156)	(751,981)	(273,234)
Cash flows used in operating activities under US GAAP	(4,636,357)	(1,246,309)	(1,261,313)
Cash flows (used in) from investing activities under Canadian
GAAP	(2,364,364)	(1,095,902)	(225,002)
Mineral properties expenditures (iii)	2,292,156	751,981	273,234
Cash flows (used in) from investing activities under US GAAP	$(72,208)	$(343,921)	$48,232

i)	Investments

US GAAP requires investments available for sale to be recorded at fair value. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under US GAAP such fluctuations are not recognized into operations until the investments are sold. Effective for fiscal December 31, 2007 the Canadian GAAP treatment is the same, however in fiscal January 31, 2007 and 2006 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations.

ii)	Flow-through shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced. Under US GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow- through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

Under Canadian GAAP, unexpended flow-through funds are not classified as restricted. Under US GAAP, however, unexpended flow-through funds are considered restricted and not part of cash and cash equivalents. As at December 31, 2007 the Company had $nil of restricted, unexpended flow-through funds (January 31, 2007 and 2006 - $120,401).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

iii)	Mineral properties

Canadian GAAP permits the deferral of costs for the acquisition of mineral properties and exploration expenditures subject to periodic assessments for impairment. US GAAP requires that exploration expenditures relating to unproven mineral properties as well as acquisition costs to be expensed as incurred. For US GAAP cash flow statement purposes, mineral property acquisition and exploration expenditures would be shown under operating activities rather than investing activities.

iv)	Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115,

Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
Eleven-Month Period Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

v)	Recent Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and, second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company's financial statements.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

Dated: July 14, 2008	AVINO SILVER & GOLD MINES LTD.

By: /s/ David Wolfin
David Wolfin, President
(Principal Executive Officer)

Exhibit Number	Name

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2.	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer

____________________
* Previously filed.