Form 20-F/A
period 2007-01-31
AVINO SILVER & GOLD MINES LTD
filed 2008-08-22
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A
Amendment No. 1

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2007

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

Commission File Number 000-09266

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

           This Form 20-F/A is being filed by Avino Silver & Gold Mines Ltd., as Amendment No. 1 to its annual report on Form 20-F filed on July 30, 2007. The purpose of this Amendment No. 1 is to include the report of the Company’s prior auditor. Except to reflect the changes described above, this Amendment No. 1 does not, and does not purport to, modify or update the disclosure contained in the annual report on Form 20-F.

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

B.      Business Overview

Operations and Principal Activities

          The Company is a Canadian-based resource firm focused on silver and gold exploration. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Mine. From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices. Beginning in 2002, the Company redirected its corporate strategy to focus almost entirely on silver and began acquiring silver properties in North America. The Company's most recent acquisitions, consisting of the Eagle property in Canada's Yukon Territory and the Aumax property in British Columbia, have produced positive assays for silver through drilling and sampling. The Avino Mine and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company's principal focus for the foreseeable future.

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

C.      Organizational Structure

          The Company's subsidiaries are the wholly-owned Oniva Silver and Gold Mines S.A., referred to as "Oniva", Promotora in which the Company has direct ownership of 76.88%, and Cia Minera in which the Company has a 50% direct ownership and an additional 49.75% of Cia Minera is held through Promotora. The Company's total ownership of Cia Minera is 88.25% . The Company has also acquired a further 1% interest in Cia Minera through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate.

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

          The Company has placed a deposit of $2,500 at January, 2007 (2006: Nil), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

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

          The Company operated the mine from 1976 to 2001 when closure was caused by low silver, gold and copper prices and the local smelter closing for toll processing. The 2006 drill program was designed to test for continuity down dip below the existing workings of the three principal areas of mineralization (San Luis, Elena-Tolosa, and Chirumbo). The Avino vein system strikes principally east west over 1.2 km and dips south at 60 - 70°.

          The initial hole CH-06-03 intersected the Avino vein system 180 m below the original Chirumbo workings. The hole intersected both the main Vein/Breccia zone and the footwall breccias as follows:

CH-06-03 Azimuth 340° Dip - 50° length 453.75 m
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

          (All lengths are down hole) True widths are not known.

•	ET-06-01 AZ 340 Dip – 50 Length 431.2 m
	o	Avino Vein 401.25 – 415.90 (14.65 m) 26.33 g/t Ag, 0.29% Cu
	o	(Intersects west of the ET shoot and is below ore grade but it contains 409.80 – 411.85, 2.05 m, 109 g/t Ag, 0.5% Cu

•	ET-06-02 AZ 340 Dip – 50 Length 416.70 m
	o	Avino Vein 375.80 – 392.80 (17 m) 35.13 g/t Ag, 0.43% Cu

•	ET-06-03 AZ 340 Dip – 50 Length 421.15 m
	o	Avino Vein 368.25 – 386.65 (18.4 m) 0.18 g/t Au, 90 g/t Ag, 0.8% Cu

•	ET-06-04 AZ 340 Dip – 50 Length 444.05 m
	o	Avino Vein 318.5 – 339.5 (21 m) 0.24 g/t Au, 89.4 g/t Ag, 1.12% Cu
	o	Includes 318.45 – 321-45 m (3 m) 0.14 g/t Au, 238 g/t Ag, 0.73% Cu

     Hole SL-06-01 was drilled below the San Luis workings at the western end of the Avino Vein System. Details were as follows:

•	SL-06-01 Azimuth 000 Dip - 90°, Length 219.2 m
	o	Avino Vein 130.90 – 155.95 (25.05 m)
	o	1.42 g/t Au, 40.1 g/t Ag, 0.31% Cu

          Drill core from the holes was assayed by Inspectorate Labs at their facilities in Durango Mexico and Sparks Nevada U.S.A. The assay methods were gold (Au) fire assay with AA finish, silver (Ag) fire assay with gravimetric finish and copper (Cu) by 30 element ICP package. Sampling procedures, chain of custody etc. are compliant with NI 43-101.

          To date in 2007, the Company has drilled 42 holes on the Avino Property totaling 8,643 metres. Significant intersections are as follows:

Vein or Structure	Total Depth (m)	From (m)	To (m)	Intersection (m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
LA ESTELA VEIN
LE-06-01	200.00	Did not intersect vein structure
LE-06-02	238.25	215.05	219.1	4.05	0.73	239
Includes: Footwall La Estela Vein		215.05	216.0	0.95	0.869	52.5
		216.05	217.10	1.05	0.025	9.0
		217.10	218.10	1.00	0.015	14.8
		218.10	218.60	0.50	0.052	18.0
Hangingwall La Estela		218.60	219.10	0.50	3.95	1744.1	9460	24600	5500
LE-06-03	251.85	221.85	223.70	1.85	0.85	80
Includes		221.85	222.85	1.00	1.37	132.1
		222.85	223.70	0.85	0.24	18.4

CERRO SAN JOSE The two drill holes did not intersect the structure.
SJ-06-01	320.55
SJ-06-02	373.70

LOS ANGELES
LA-07-01	358.90	327.25	329.65	2.40	0.39	119
Includes					13.64
		327.25	327.25	0.30	5	711.9	5602	8259	4220
		327.55	328.35	0.80	0.368	5.5	141	1192	1490
		328.35	329.25	0.90	0.044	1.1	29	317	1217
		329.25	329.65	0.40	0.649	168.7	3346	61700	59000

LA-07-02	358.90	100.35	101.35	1.00	0.052	15.5	9	76	356
		101.35	102.35	1.00	0.015	3.3	9	301	644
		102.35	103.35	1.00	0.085	7.2	35	259	849
		103.35	104.35	1.00	0.480	45.5	49	229	487

LA-07-03	185.30	123.30	124.30	1.00	0.130	59.7	135	1994	15800
		127.10	127.75	0.65	0.040	43.1	602	2952	26000
		130.35	131.30	0.95	0.319	59.1	1143	1330	3580
		132.15	132.30	0.15	1.783	71.2	445	64200	60000

LA-07-04	140.40	100.70	107.4	6.7
		100.70	101.70	1.00	0.404	48.8	48	402	2189
		101.70	102.80	1.10	0.630	>200	555	1277	3660
		102.80	103.80	1.00	0.373	45.3	35	470	589
		103.80	104.75	0.95	0.149	20.9	36	258	403
		104.75	105.80	1.05	3.444	67.9	42	285	589
		105.80	106.80	1.00	0.830	>200	210	2519	7532
		106.80	107.40	0.60	0.329	168.5	78	1103	2762

LA-07-05	115.25	95.80	96.60	0.80	0.093	54.4	1836	806	1300
		99.80	100.15	0.35	0.992	87	103	248	337
		100.55	101.25	0.70	0.418	174.2	304	2563	13500

SANTIAGO STRUCTURE
ST-07-01	309.05	51.00	51.25	0.25	7.260	37	108	>10000	>10000
		55.45	56.45	1.00	0.040	55.9	9940	1038	402

ST-07-02	200.05	120.80	121.10	0.30	0.09	59.1	2652	14100	37800

SANTA ANA, SAN PEDRO & SAN PAUL: No significant intercepts
STA-07-01	315.30
SP&P-07-01	181.25

NUESTRA SENORA
NS-07-01	167.10	99.40	99.85	0.45	0.045	258.2	7184	65500	77800
		159.90	161.05	1.15	3.291	53.6	14700	157	661
		161.05	161.95	0.90	1.195	33.8	8469	133	359

NS-07-02	134.05
NS-07-03	121.35
HOLES NS-07-02, AND 03 did not intersect the Nuestra Senora Vein (probably due to faulting).
NS-07-04	101.60	68.90	69.55	0.65	0.115	38.8	1669	2968	1429
		90.55	91.25	0.70	0.02	53.9	225	518	1213
		91.25	91.90	0.65	0.01	22	50	763	1335
		91.90	94.15	2.25	0.04	143
Includes:		91.90	92.90	1.00	0.03	146	233	829	2262
		92.90	93.40	0.50	0.015	196.5	578	1728	3321
		93.40	94.15	0.75	0.065	103.4	875	>10000	>10000

NS-07-05	124.85	61.05	61.45	0.40	0.195	27.4	126	1115	245
		61.45	62.45	1.00	0.115	19.6	49	1485	600
		62.45	63.15	0.70	0.150	58.9	314	1189	337

GEOPHYSICAL – IP TARGET
	Depth (m)	From (m)	To (m)	Intersection (m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
GFA-07-01	360.75	260.30	262.355	2.05
		260.30	261.20	0.90	0.055	10.6	33	421	1908
		261.20	261.95	0.75	0.030	4.7	14	286	1668
		261.95	262.35	0.40	0.790	209.2	554	751	3657

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
.

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

E.      Off-balance sheet arrangements

          The Company does not have any off-balance sheet arrangements.

F.      Tabular disclosure of contractual obligations

          As at January 31, 2007, the Company had the following contractual obligations:

	Total	<1 year	1-3 years	3-5 years	More than 5 years
Investor Relations	26,613	26,613	-	-	-
Drilling Contract	416,022	416,022	-	-	-
Total	442,635	442,635

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
_____________________________
(1)	Lloyd Andrews was elected as a director of the Company on June 24, 2005.
(2)	Director since August 2, 2005.
(3)	Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.      Compensation

          Beginning in the third quarter of the 2007 fiscal year, the independent directors of the Company have been compensated $750 per quarter by the Company in their capacities as directors. The Chairman of each committee is also paid $250 per quarter. During the year ended January 31, 2007 , the Company paid an aggregate of $87,000 to Intermark Capital Corp., a private company controlled by David Wolfin, president and director of the Company for management advisory services. The Company paid an aggregate of $53,837 to ABC Drilling Services Inc., a private company whose common directors include Louis Wolfin and David Wolfin for drilling services, referred to as "ABC Drilling". The Company paid an aggregate of $84,279 to National Media Associates Inc., referred to as "National Media", a business significantly influenced by Michael Baybak, a director of the Company for investor relations services. Incentive stock have been granted to non-executive directors and other insiders of the Company and are outstanding to purchase an aggregate of 180,000 common shares at a price of $1.20 per share exercisable on or before October 21, 2008, of which 138,200 have been exercised, 180,000 shares of the Company at a price of $1.35 per share exercisable on or before April 5, 2010 and September 26, 2010, of which 7,500 have been exercised and 380,000 shares of the Company at a price of $3.99 per share exercisable on or before April 26, 2011, none of which have been exercised.

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

Summary Compensation Table(1)
					Long-Term
	Annual Compensation				Compensation Awards
					Securities
			Bonus		Under	Restricted
			for	Other Annual	Options/SARs	Shares/Units	All Other
Name/Principal		Salary(2)	the Year	Compensation	Granted	Awarded	Compensation
Position	Year	$	$	$	(#)(3)	$	$
David Wolfin	2007	87,000	-	17,500	240,000	-	1,479
President and	2006	60,000	-	-	100,000	-	1,389
Director	2005	60,000	-	-	80,000	-	1,082

Louis Wolfin	2007	-	-	-	291,800	-	1,320
Chief Executive	2006	2,000	-	-	228,000	-	1,718
Officer and	2005	-	-	-	150,000	-	859
Director
__________________________
(1)	Certain columns are omitted because there has been no compensation awarded to, earned by or paid to any of the named executives required to be reported in this table.
(2)	No employee earned in excess of $100,000.
(3)	Represents total common shares under options as of the end of the fiscal year.

          During the most recent fiscal year, stock options have been granted to the Named Executive Officers as follows:

Market Value of
		% of Total		Securities
		Options		underlying
Name of	Securities	Granted to	Executive or	Options on Date
Executive	Under Option	Employees in	base Price	of Grant
Officer	Granted	Financial Year	($/Security)	($/Security)	Expiration Date

David Wolfin	200,000	20%	$3.99	$3.99	April 26, 2011
Louis Wolfin	180,000	18%	$3.99	$3.99	April 26, 2011

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

	TSX-V
	(Canadian Dollars)
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

Item 16C. Principal Accountant Fees and Services

          The independent auditor for the last fiscal year was Manning Elliot LLP. For the fiscal years ending January 31, 2006 and 2005 the independent auditor was I Vellmer Inc., Chartered Accountants ( formerly Vellmer & Chang ), Chartered Accountants).

Audit Fees

          The aggregate fees billed by Manning Elliot LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2007 was $101,800. The aggregate fees billed by I Vellmer Inc. for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2006 was $40,780.

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

          None.

Part III

Item 17. Financial Statements

          The following financial statements pertaining to the Company are filed as part of this annual report:

Item 18. Financial Statements

          See Item 17.

Item 19. Exhibits

Exhibit Number	Name

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2.	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
15.1	Form 43 -101F1 Technical Report: Tailings Retreatment – Process Options*

_____________________________
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

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 7, 2007

I Vellmer Inc.
C h a r t e r e d A c c o u n t a n t *
7 2 1 - 6 0 2 W . H a s t i n g s S t r e e t
V a n c o u v e r , B . C . , V 6 B 1 P 2
T e l : 6 0 4 - 6 8 7 - 3 7 7 3
F a x : 6 0 4 - 6 8 7 - 3 7 7 8

E-mail: v e l l m e r @ i - v e l l m e r . c a
* d e n o t e s a n i n c o r p o r a t e d p r o f e s s i o n a l

AUDITORS’ REPORT

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2006 and the statements of operations and deficit and cash flows for the years ended January 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and the results of its operations and its cash flows for the years ended January 31, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“I Vellmer Inc.”

May 31, 2006	Chartered Accountant

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

Vancouver, Canada	“I Vellmer Inc.”
July 26, 2006	Chartered Accountants

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

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

			2007	2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Office equipment, furniture and fixtures	$5,512	$3,684	$1,828	$2,611
Computer equipment	19,015	684	18,331	–
Mine mill, machinery and processing plant	934,654	–	934,654	–
Mine facilities and equipment	62,310	1,895	60,415	–
	$1,021,491	$6,263	$1,015,228	$2,611

NOTE 5 - MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total
2007
Carrying amounts, beginning of year	$–	$486,900	$1	$486,900

Acquisition costs	9,525,575	–	–	9,525,575

Exploration costs incurred during year:
Assays	–	2,001	–	2,001
Assessment and taxes	–	2,410	–	2,410
Drilling	609,518	14,837	–	624,355
Field supplies and services	–	11,242	–	11,242
Geological	90,712	21,260	–	111,972

Mineral properties, end of year	$10,225,805	$538,650	$1	$10,764,455

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES (continued)

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total
2006
Carrying amounts, beginning of year	$–	$212,258	$103,243	$315,501

Exploration costs incurred during year:
Assays	–	11,158	–	11,158
Assessment and taxes	–	2,965	–	2,965
Drilling	–	193,396	–	193,396
Field supplies and services	–	25,835	–	25,835
Geological	–	35,560	–	35,559
Surface work	–	5,727	–	5,728

Less: write-down	–	–	(103,242)	(103,242)
Mineral properties, end of year	$–	$486,899	$1	$486,900

Additional information on the Company’s mineral properties by region is as follows:

(a)	Durango, Mexico

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

(b)	Warrants

		Weighted Average
	Underlying Shares	Exercise Price
Warrants outstanding, January 31, 2005	2,433,250	$1.44
Exercised	(1,190,800)	$1.30
Expired	(1,242,450)	$1.58

Warrants outstanding, January 31, 2006	–	–
Issued	2,500,000	$2.50
Exercised	(1,250)	$2.50
Warrants outstanding, January 31, 2007	2,498,750	$2.50

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 9 - SHARE CAPITAL (continued)

(b)	Warrants (continued)

Details of share purchase warrants outstanding:

		2007	2006
		Warrants	Warrants
Expiry Date	Exercise Price	Outstanding	Outstanding

March 20, 2008	$ 2.50	2,498,750	–

(c)	Stock options

		Weighted Average
	Underlying Shares	Exercised Price
Stock options outstanding, January 31, 2005	450,000	$1.01
Granted	642,500	$1.35
Exercised	(249,500)	$1.05
Expired or cancelled	(30,000)	$1.20

Stock options outstanding, January 31, 2006	813,000	$1.31
Granted	1,120,000	$3.85
Exercised	(456,700)	$1.28

Stock options outstanding, January 31, 2007	1,476,300	$3.25

Details of stock options outstanding:

		2007	2006
		Stock Options	Stock Options
Expiry Date	Exercise Price	Outstanding	Outstanding
October 21, 2008	$1.20	41,800	233,000
April 5, 2010	$1.35	262,000	510,000
September 26, 2010	$1.35	52,500	70,000
March 15, 2011	$2.72	120,000	–
April 26, 2011	$3.99	1,000,000	–
		1,476,300	813,000

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

(e)	Flow-through warrants

Included in the warrants described in Note 9(c) are the following flow-through share purchase warrants as follows:

	Underlying	Weighted Average
	Shares	Exercise Price

Flow-through warrants outstanding, January 31, 2005	170,000	$0.52
Exercised	(170,000)	$0.52

Flow-through warrants outstanding, January 31, 2006 and 2007	–	–

NOTE 10 – CONTRIBUTED SURPLUS

	2007	2006
Balance, beginning of year	$1,070,699	$689,965
Value of stock options granted during the year (Note 12)	2,860,603	725,125
Value of stock options issued for services (Note 11)	195,600	103,981
Value of warrants on private placement (Note 9(a))	3,578,383	–
Value of stock options exercised	(443,831)	(448,372)
Value of warrants exercised	(1,575)	–
Balance, end of year	$7,259,879	$1,070,699

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 11 – SHAREHOLDER AND INVESTOR RELATIONS EXPENSES

The fair values of stock options granted to investor relations consultants are included in shareholder and investor relations expenses. The fair values of the stock options is calculated using the Black-Scholes option pricing model and is measured and expensed over the 12 month period over which services are provided and the options vest. During fiscal 2007 investor relations consultants were granted 130,000 stock options ((2006 – 95,000) (2005 – nil)) which are included in the stock options described in Note 9(c), and these options are exercisable at a price of $2.72 (2006 - $1.35) per share. The shareholder and investor relations expense for fiscal 2007 includes $195,600 ((2006 - $103,981) (2005 - $nil)) for the fair value of stock options granted to investor relations consultants. The fiscal 2007 weighted average fair value of these options on date of grant was $1.74 (2006 - $1.33) . The fair value of these options were calculated using the Black-Scholes model with following weighted average assumptions:

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

Dated: August 20, 2008	AVINO SILVER & GOLD MINES LTD.

	By:	/s/ David Wolfin
David Wolfin, President
(Principal Executive Officer)

Exhibit Number	Name

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2.	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
15.1	Form 43 -101F1 Technical Report: Tailings Retreatment – Process Options*

____________________________
* Previously filed.