Form 20-F/A
period 2007-12-31
AVINO SILVER & GOLD MINES LTD
filed 2008-08-22
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
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

     This Form 20-F/A is being filed by Avino Silver & Gold Mines Ltd., as Amendment No. 1 to its annual report on Form 20-F filed on July 15, 2008. The purpose of this Amendment No. 1 is to amend certain minor inaccuracies and to provide further disclosure under Item 5 "Disclosure Controls and Procedures" and "Internal Controls Over Financial Reporting". The Principal Executive Officer and Principal Financial Officer’s certifications under Item 19 have been revised and the report of the Company’s prior auditor has also been included in the Form 20-F/A. Except to reflect the changes described above, this Amendment No. 1 does not, and does not purport to, modify or update the disclosure contained in the annual report on Form 20-F.

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

Disclosure Controls and Procedures

     The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures to ensure that information required to be disclosed in reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations. Based on the weaknesses identified in the Internal Controls Over Financial Reporting assessment, we have concluded that the disclosure controls and procedures were not effective as at December 31, 2007.

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

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

     As a result of these weaknesses, the Company’s internal control over financial reporting is not effective. The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

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

Item 16C. Principal Accountant Fees and Services

     The independent auditors for the eleven-month period ended December 31, 2007 and for the year ended January 31, 2007 was Manning Elliott LLP. For the fiscal years ending January 31, 2006 and 2005 the independent auditor was I Vellmer Inc., Chartered Accountants (formerly Vellmer & Chang, Chartered Accountants).

Audit Fees

     The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the Company's eleven-month period ended December 31, 2007 was $85,000 (January 31, 2007: $101,800). The aggregate fees billed by I Vellmer Inc. for the audit of the Company's annual financial statements for the fiscal year ended January 31, 2006 was $40,780.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

Part III

Item 17. Financial Statements

     The following financial statements pertaining to the Company are filed as part of this Transition Report:

Audit Report of Independent Registered Public Accounting Firm	59
Consolidated Balance Sheets as at December 31, 2007 and January 31, 2007	61
Consolidated Statements of Operations and Comprehensive Loss for the eleven month period ended December 31, 2007 and the years ended January 31, 2007 and 2006	62
Consolidated Statements of Deficit and Accumulated Other Comprehensive Income for the eleven month period ended December 31, 2007 and the years ended January 31, 2007 and January 31, 2006	63
Consolidated Statements of Cash Flows for the eleven month period ended December 31, 2007, and the years ended January 31, 2007 and January 31, 2006	64
Notes to the Consolidated Financial Statements for the eleven month period ended December 31, 2007, and the years ended January 31, 2007, and January 31, 2006	65 thru 88

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit Number	Name
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2.	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer

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

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 25, 2008

I Vellmer Inc.
Chartered Accountant*
721-602 W. Hastings Street Vancouver, B.C., V6B 1P2 Tel: 604-687-3773 Fax: 604-687-3778 E-mail: vellmer @ i-vellmer.ca * denotes an incorporated professional

AUDITORS’ REPORT

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2006 and the statements of operations and deficit and cash flows for the year ended January 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and the results of its operations and its cash flows for the year ended January 31, 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	"I Vellmer Inc."
May 31, 2006	Chartered Accountant

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

Vancouver, Canada	"I Vellmer Inc."
July 26, 2006	Chartered Accountants

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