Form 20-F
period 2008-12-31
AVINO SILVER & GOLD MINES LTD
filed 2009-07-15
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

or

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

David Wolfin, 455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada,
Tel:604-682-3701, Email: dwolfin@oniva.ca
(Name, telephone number, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of December 31, 2008 was 20,584,727.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] Yes    [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section
13 or 15(d) of the Securities Exchange Act of 1934. [   ] Yes    [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange
Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has
been subject to such filing requirements for the past 90 days. [X] Yes    [   ] No

*Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post
such files). [   ] Yes    [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated File [   ]           Accelerated Filer [   ]           Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]

International Financial Reporting Standards a issued by the International Accounting Standards Board [   ]

Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant
has elected to follow. Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange
Act). Yes [   ]    No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the
Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

ii

INTRODUCTION

          Avino Silver & Gold Mines Ltd., which we refer to as the “Company”, was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1969, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the United States Securities Exchange Act of 1934, as amended, and changed its name to Avino Mines & Resources Limited. On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd. and affected a reverse stock split of one common share for every five common shares outstanding. On August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd. to better reflect the business of the Company of exploring for and mining silver and gold. Our principal executive office is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, Canada.

          In this Annual Report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “we” or “us” refers to Avino Silver & Gold Mines Ltd.

          You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

CURRENCY

          Unless we otherwise indicate in this Annual Report, all references to “Canadian Dollars”, “CDN$” or “$” are to the lawful currency of Canada and all references to “U.S. Dollars” or “US$” are to the lawful currency of the United States.

FORWARD-LOOKING STATEMENTS

          The following discussion contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 concerning the Company’s plans for its mineral properties which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled “Risk Factors” in Item 3.D., and “Operating and Financial Review and Prospects” in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “does not expect”, “is expected”, “anticipates”, “does not anticipate”, “plans”, “estimates”, or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATE OF
MEASURED AND INDICATED MINERAL RESOURCES

          We advise United States investors that although the terms “measured resources” and “indicated resources” are recognized and required by Canadian regulations, the United States Securities and Exchange Commission, referred to as the “SEC”, does not recognize them. United States investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

GLOSSARY OF MINING TERMS

agglomeration	Cementing crushed or ground rock particles together into larger pieces, usually to make them easier to handle; used frequently in heap-leaching operations.

anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

anomaly	Any concentration of metal noticeably above or below the average background concentration.

assay	An analysis to determine the presence, absence or quantity of one or more components.

breccia	A rock in which angular fragments are surrounded by a mass of finer- grained material.

Cretaceous	The geologic period extending from 135 million to 65 million years ago.

cubic meters or m3	A metric measurement of volume, being a cube one meter in length on each side.

cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution.

Diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

fault	A fracture in a rock where there has been displacement of the two sides.

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

hectare or ha	An area totaling 10,000 square meters.

highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

lp induced polarization	A method of ground geophysics surveying employing an electrical current to determine indications of mineralization, also referred to as “IP”.

laterite	A residual product of rock decay that is red in colour and has a high content in the oxides of iron and hydroxide of aluminum.

mineral reserve

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of the reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral resources are sub-divided in order of increasing confidence into “probable” and “proven” mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve. The term “mineral reserve” does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

mineral resource

The estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood. Mineral resources are sub-divided in order of increasing geological confidence into “inferred”, “indicated”, and “measured” categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

mineralization	Usually implies minerals of value occurring in rocks.

net smelter or NSR Royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.

NQ	Denotes a definition of drill size of approximately 2-1/2 inches.

oxide	A compound of oxygen and some other element.

ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

outcrop	An exposure of rock at the earth’s surface.

possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.

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

Item 2. Offer Statistics and Expected Timetable

          Not applicable.

Item 3. Key Information

A.      Selected Financial Data

          The selected historical financial information presented in the table below for each of the years ended December 31, 2008, December 31, 2007(1), January 31, 2007, 2006 and 2005, is derived from the audited financial statements of the Company. The audited consolidated financial statements and notes for the year ended December 31, 2008, the eleven month period ended December 31, 2007 and the year ended January 31, 2007 are included in this Annual Report. The selected historical financial information for each year ended January 31, 2006 and 2005, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

          The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as “Canadian GAAP”. The consolidated financial statements included in Item 17 in this Annual Report are also prepared under Canadian GAAP. Included within these consolidated financial statements in Note 23 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, referred to as “US GAAP”, which differ, among other things, in respect to the recording of the investments in marketable securities, deferred exploration expenditures and recognition of future income tax benefits on renouncement of Canadian exploration expenditures to flow-through investors.

________________________________________________
(1) In January 2008, the Company changed its financial year end from January 31 to December 31. Consequently, the period ended December 31, 2007 is an 11 month fiscal year (referred hereinafter as fiscal year end “2007-II”).

Canadian GAAP		Eleven
	Year	Months
	Ended	Ended
	December	December	Year Ended January 31,
	31,	31,
	2008	2007	2007	2006	2005
Summary of Operations:
Revenue	$-	$-	$-	$-	$-
Interest Income	146,386	359,339	430,231	46,082	41,999
Expenses
Operating and Administrative	1,575,913	868,527	4,014,734	1,416,797	506,039
Write-down of mining Properties	-	-	-	103,342	-
Equity losses in Cia Minera Mexicana
de Avino, S.A. de C.V.	-	-	33,581	342,596	-
Litigation settlement	2,785	(759,302)	-	-	-
Misappropriation loss	-	(86,155)
Mineral property option revenue	25,000	-	-	-	-
Write-down of investment	-	-	-	217,000	-
Due diligence review of Cia Minera
Mexicana de Avino, S.A. de C.V.	-	-	-	355,921	391,899
Future income tax benefit (expense)	(98,653)	501,083	-	19,750	41,200
Net Loss	(1,538,876)	(885,863)	(3,648,539)	(2,369,724)	(814,710)
Loss per share	$(0.07)	$(0.04)	$(0.20)	$(0.22)	$(0.08)

Weighted Average Number of Shares
Outstanding	20,584,727	20,584,727	18,385,007	10,965,718	10,410,379

	As at December 31,		As at January 31,
	2008	2007	2007	2006	2005
Balance Sheet Data:
Total assets	20,126,230	21,190,940	23,295,039	3,901,160	3,219,431
Cash and cash equivalents	3,575,241	6,342,481	11,045,106	3,067,011	2,283,535
Total liabilities	2,508,776	2,532,414	3,789,083	586,714	341,174
Shareholders’ equity	17,617,454	18,658,526	19,505,956	3,314,446	2,878,257

United States GAAP		Eleven
		Months
	Year Ended	Ended
	December	December
	31,	31,	Year Ended January 31,
	2008	2007	2007	2006	2005
Summary of Operations:
Net Loss per Canadian GAAP	$(1,538,876)	$(885,863)	$(3,684,539)	$(2,369,724)	$(814,710)
Adjustments	(1,666,066)	(2,833,433)	(10,277,556)	(74,147)	(132,600)
Net Loss per US GAAP	(3,204,942)	(3,719,296)	(13,962,095)	(2,443,871)	(947,310)
Loss per share per US GAAP	(0.16)	(0.18)	(0.76)	(0.22)	(0.09)

	As at December 31,		As at January 31,
	2008	2007	2007	2006	2005
Balance Sheet Data:
Total assets under Canadian
GAAP	20,126,230	21,190,940	23,295,039	3,901,160	3,219,431
Adjustments	(14,861,524)	(13,096,805)	(10,747,339)	(260,955)	(60,088)
Total assets under US GAAP	5,264,706	8,094,135	12,547,700	3,640,205	3,159,343

Total equity under Canadian
GAAP	17,617,454	18,658,526	19,505,956	3,314,446	2,878,257
Adjustments	(12,927,955)	(11,261,889)	(10,747,339)	(260,955)	(60,088)
Total equity under US GAAP	4,689,499	7,396,637	8,758,617	3,053,491	2,818,169

Exchange Rates

          The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended	Average	Period End	High	Low
2005	1.2961	1.2396	1.3970	1.1775
2006	1.2061	1.1436	1.2703	1.1436
2007	1.1357	1.1792	1.1824	1.0989
2007 II	1.0651	0.9913	1.1853	0.9170
2008	1.0660	1.2246	1.2969	0.9719

          The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of July 6, 2009, the exchange rate was CDN$1.1612 for each US$1.

Month	High	Low
January 2009	1.2741	1.1823
February 2009	1.2890	1.2192
March 2009	1.3000	1.2245
April 2009	1.2643	1.1940
May 2009	1.1872	1.0872
June 2009	1.1625	1.0827

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

          We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

          We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the year ended December 31, 2008, we had a net loss of $1,538,876 and an accumulated deficit on December 31, 2008 of $23,182,925. The Company has not generated revenues from operations since 2001and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

          The mining industry is highly speculative and involves substantial risks. Even when mining is conducted on properties known to contain significant quantities of mineral deposits it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore in a commercially economical manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls. Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.

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

          There are no assurances that we can produce minerals on a commercially viable basis. The Company’s ability to generate revenue and profit is expected to occur through exploration of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to refining facilities, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

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

          Penny stock rules may make it more difficult to trade the Company’s common shares. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

          Title risks. The validity and ownership of mining property holdings can be uncertain and may be contested. Although the Company’s properties in Canada are currently wholly owned by the Company, there are currently a number of pending and potential native title or traditional land owner claims in Canada. Accordingly, there can be no assurance that the Company’s properties in Canada will not be affected.

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

          Uncertainty of exploration and development programs. The Company’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

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

  changes in the regulatory environment governing mineral properties; and

  unenforceability of contractual rights,

any of which may adversely affect our business in that country.

          We may be adversely affected by fluctuations in foreign exchange rates. We maintain our bank accounts mainly in Canadian and U.S. Dollars. Any appreciation in the currency of Mexico or other countries where we may carry out exploration activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. Dollar against the Canadian Dollar will result in a loss on our books to the extent we hold funds in U.S. Dollars.

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

          Litigation. Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if the Company is unable to resolve any litigation favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

          Acquisitions. The Company undertakes evaluations of opportunities to acquire additional gold and silver mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, the Company may need additional capital to finance an acquisition. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. However, the Company’s ability to raise capital to acquire and explore resource properties may be adversely affected by the market prices for natural resources which are highly speculative and volatile. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

          Conflict of interest. Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

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

          Uncertainty of continuing as a going concern. The continuation of the Company depends upon its ability to develop a self-supporting business and generate cash flow from operations and/or to raise equity capital through the sale of its securities. The Company will be required to raise new financing through the sale of shares or issuance of debt to continue with the exploration and development of its mineral properties. As a result, there is uncertainty about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

          Limited and volatile trading volume. Although the Company’s common shares are listed on the TSX Venture Exchange, referred to as the “TSX-V” and the Frankfurt Stock Exchange, referred to as the “FSE” and quoted in the United States on the OTC Bulletin Board, referred to as the “OTC BB”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

          Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the

Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2008 fiscal year, the Company’s common share price fluctuated between a low of $0.18 and a high of $1.78. Subsequent to the 2008 fiscal year and as of May 31, 2009, the Company’s common share price has fluctuated between a low of $0.38 and a high of $0.83. Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

          Difficulty for United States investors to effect services of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4. Information on the Company

Cautionary Note to United States Investors

          We describe our properties utilizing mining terminology such as “measured resources” and “indicated resources” that are required by Canadian regulations but are not recognized by the SEC. United States investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

A.      History and Development of the Company

          The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1969, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the United States Securities Exchange Act of 1934, changing its name to Avino Mines & Resources Limited. On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd. and affected a reverse stock split of one common share for every five common shares outstanding. On August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd., its current name, to better reflect the business of the Company of exploring for and mining silver and gold. In January 2008, the Company announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company’s financial statement reporting requirements with its Mexico subsidiaries which operate on a calendar fiscal year.

          The Company is a reporting issuer in British Columbia and Alberta, a foreign issuer with the SEC and trades on the TSX-V under the symbol “ASM”, on the OTCBB under the symbol “ASGMF” and on the Frankfurt Stock Exchange under the symbol “GV6”. The principal executive office of the Company is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

          The Company is a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. The Company’s principal business activities have been the exploration of certain mineral properties located in Canada, specifically British Columbia and the Yukon Territory, and in Mexico. Since fiscal 2001 the Company has capitalized expenditures of $609,875 on the properties in Canada. These capitalized expenditures consist of $187,854 on the Aumax property, $163,467 on the Olympic-Kelvin property, $256,801 on the Minto property, and $1,753 on the Eagle property in Yukon.

Significant Acquisitions and Significant Dispositions

          On July 17, 2006, the Company completed the acquisition of Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation, through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company’s pre-existing 49% share of Cia Minera, brought the Company’s ownership interest in Cia Minera to 88.25% . The additional 39.25% interest in Cia Minera was obtained though the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V., referred to as “Promotora”, which in turn owns 49.75% of Cia Minera’s common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

          The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration, which we refer to as the “Payment Shares”, for the purchase of the additional 39.25% interest in Cia Minera. The Payment Shares were valued based on the July 17, 2006 closing market price of the Company’s shares on the TSX-V.

          The Company acquired a further 1.1% interest in Cia Minera through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration. As at December 31, 2008 the Company’s interest in Cia Minera is 89.35% .

          On February 16, 2009, the Company’s subsidiary, Cia Minera, held a Shareholders Meeting to increase the capital through capitalization of loans advanced to Cia Minera by the Company. As a result, the Company’s ownership interest in Cia Minera increased to 99.28% .

          The Company has no other significant acquisitions or dispositions of property, except as disclosed in this Annual Report.

B.      Business Overview

Operations and Principal Activities

          The Company is a Canadian-based resource firm focused on silver and gold exploration. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the “Avino Mine”). From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of smelter. Beginning in 2002, the Company redirected its corporate strategy to focus almost entirely on silver and began acquiring silver properties in North America. The Company’s most recent acquisitions, consisting of the Eagle property in Canada’s Yukon Territory, and the Eagle claims are under option to Mega Silver Inc. The Aumax silver and gold property in British Columbia, have produced positive assays for silver through drilling and sampling. The Avino Mine in Mexico and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company’s principal focus for the foreseeable future.

          Presently, the Company is an “exploration stage company”, as all of the Company’s properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of the Company’s properties, further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

Competition

          The mining industry in which the Company is engaged is highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold, silver and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mined afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. In 2008, demand for silver exceeded supply and worldwide demand is expected to increase through 2009. This, in part, has fueled the increases in silver prices over the same period. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold or silver mining properties.

Seasonality

          Certain of our operations are conducted in British Columbia and the Yukon Territory. The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in our operations. As a result, the preferable time for activities in these regions is the spring and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restrictions being imposed to monitor the risks of forest fires.

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

          Mineral exploration and mining in Mexico is covered under the Mining Law as first published in June 1992, and amended in April 2005. Mining operations in Mexico are administered by the Ministry of Economy. Environmental regulations are covered under “Ley General del Equilibrio Ecológio y la Protección al Ambiente” (General Law of Ecological Balance and Environmental Protection) and its regulations. Certain other environmental laws, including “Ley de Aguas Nacionales” (Law of National Waters) and “Ley Forestal” (Forestry Law) and their associated regulations may also cover certain operations. The kind of permits or authorizations required to conduct mining or mineral exploration operations in Mexico depend upon the type of operation. Common exploration activities do not require prior environmental authorization or licenses, but it is advisable to request a confirmation from the National Water Commission that planned operations will not affect the water table. It is also necessary to confirm that any planned operations will not be conducted in protected natural areas.

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

C.      Organizational Structure

          The Company’s Mexican subsidiaries are the majority owned subsidiary of Oniva Silver and Gold Mines S.A. de C.V., referred to as “Oniva”, Promotora, in which the Company has direct ownership of 79.09%, and Cia Minera in which the Company has a 50% direct ownership and an additional 49.28% of Cia Minera is held through Promotora. The Company’s total ownership interest in Cia Minera is 99.28% .

          All of the above subsidiaries are incorporated under the laws of Mexico.

D.      Property, Plants and Equipment

          The Company is exploring five silver and gold projects in Canada and Mexico. All of the Company’s mineral property interests in Canada are wholly-owned by the Company. In Mexico, the Company has a 99.28% interest in Cia Minera, a Mexican company which is involved in the mining of commercial ores and resource exploration and development, including the operation of the Avino Mine. Cia Minera is not involved with any exploration activities in Canada. The Company owns and manages these properties. Mega Silver Inc. has an option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory. Exploration in Canada has in recent years, been limited to prospecting, trenching and drill programs on our Olympic-Kelvin Property, Minto, Aumax.

Eagle Property

          Ownership. The Eagle property is wholly owned by the Company and was acquired in 2003 when it acquired its 100% interest in 14 quartz leases by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

          On November 12, 2008, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory.

          To earn a 75% interest in the Eagle Property, Mega Silver must:

  Incur exploration costs totalling $7.1 million over five years;

  Make total cash payments of $400,000 over five years to the Company; and

  Issue 500,000 common shares of Mega Silver in years 4 and 5 to the Company.

          After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with the Company, or earn an additional 25% interest, whereby Mega Silver must commence commercial production and upon Mega Silver commencing commercial production it will have been deemed to have acquired 25% interest free and clear of all encumbrances with no further action required by it.

          If the Production Decision (defined below) is made by Mega Silver at any time from the fifth anniversary of November 17, 2008, the Exchange Approval Date until the date that is six months following the fifth anniversary of November 17, 2008, Mega Silver may decide to proceed to commercial production (the “Production Decision”), Mega Silver shall:

(a)	pay CDN$200,000 to the Company within five days of the Production Decision; and

(b)

pay CDN$200,000 to the Company on or before each yearly anniversary of the Production Decision until the later of (i) the fifth anniversary of the Production Decision, and (ii) the date that commercial production commences.

          Property Description and Location. This property is located in the Yukon Territory approximately eight kilometers west of Keno City. The property covers approximately 516 hectares. It is currently in its Phase I stage of exploration. The property is accessed by road. Whitehorse, the nearest major city, is approximately 380 kilometres to the south of the village of Mayo. The village of Mayo is 60 kilometers to the southeast of Keno City. The Eagle property lies on the south-east facing slope of Galena Hill where the elevations range from about 1350 to 1540 m. Permafrost, while thin to nonexistent in places, is reported to be found under accumulations of surface rubble left from glaciation.

          History. The Eagle property has produced positive assays for silver since exploration first occurred there in 1964. The initial drill program, consisting of 29 holes, encountered assays as high as 6,900 grams per tonne of silver over 1.2 metres in hole #23 and 1,708 grams per tonne of silver over 2.1 metres in hole JB1. Follow-up drilling in 1978, designed to expand on the discoveries of hole #23, encountered 18.7 metres of mineralization with values ranging from 11 to 132 grams per tonne of silver. This discovery became known as the Eagle vein. The Eagle property is part of the historic Keno Hill mining camp. The Keno Hill mining camp has historically been one of Canada’s most productive for silver, lead and zinc. Between 1920 and 1988, the total reported production was 4,787,423 tonnes with recovered grades of 1.3 kilograms per tonne of silver, 5.6% lead and 3.1% zinc. Subsequent exploration in the district has discovered additional mineral deposits which may become productive.

          The Eagle Property includes historic surface trenches that expose a section of the Eagle vein, a strong transverse vein-fault hosted in Keno Hill Quartzite. The Eagle vein varies from 0.6 to 4.9 metres wide with mineralized lenses of galena, tetrahedrite and sphalerite. Yukon Government files report that a total of 33 holes totalling 3,075.5 metres have been drilled along 300 metres of vein strike on the property in two programs (1964 and 1978/79). The best intercepts are reported in the following table.

EAGLE VEIN – HISTORIC REPORTED DRILLING (YTG MinFile 105M 021)

Year	Operator	Reported Structure	Reported Intercept (m)	Silver g/t	Lead %	Zinc %
1964	Jersey Yukon Mines Ltd.	Branch Vein	2.1	1,885.7	12.8	4.2
		Main Vein (parallel intercepts)	0.15	7,624.9	1.2
			0.4	682.3	11.6
1978/79	Teck Corporation	Main Vein (DDH JB3)	1.5	366.6	5.4	6.8

          Soil sampling conducted in 1971 by United Keno Hill Mines Ltd. outlined a strong 300 metre long Pb-Ag anomaly across the southern boundary of Mega Silver’s adjoining Man claim that apparently represents the untested northeast extension of the Eagle vein. The core of the soil anomaly measures roughly 200 by 100 metres and contains peak values of 2,280 ppm lead and 10.8 ppm silver (UKHM 1973. Assessment Report #060116).

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

          History. Cayoosh Creek has a history of limited placer gold production starting in the 1860’s. Some of this production occurred immediately downstream of the property, near the mouth of Downtown Creek.

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

          The Company has placed a reclamation bond of $1,500 at December 31, 2008 (December 31, 2007:$1,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

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

          The Company has placed a reclamation bond of $1,500 at December 31, 2008 (December 31, 2007: $1,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

          No drilling on the Olympic Property was completed in 2008.

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

          Property Description and Location. The Minto Property is situated about ten kilometers east of Goldbridge in the Bridge River gold district of British Columbia and adjoins the Olympic-Kelvin Property. The property covers approximately 204 hectares. The claims occupy the lake bed and north side of Carpenter Lake. Access from Goldbridge is made via an all-weather gravel road which skirts the north shore of Carpenter Lake.

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

          The Company has placed a reclamation bond of $2,500 at December 31, 2008 (December 31, 2007: $2,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

          Proposed Work Program. No further work program has been proposed.

Avino Mine

     Ownership. The Company has a 99.28% ownership interest in Cia Minera, a company incorporated under the laws of Mexico. Cia Minera owns the Avino property. The Company acquired its 49% interest in Cia Minera in 1968, an additional interest of 39.25% in July 2006, 1.1% interest in December 2007 and most recently 9.93% in February 2009.

          Cia Minera leases four core mineral claims in consideration for royalties. The lessor had contested the underlying royalty agreement, and had filed a legal action claiming royalties were owed from years prior to the Company’s acquisition of control of Cia Minera. An amicable settlement was negotiated during the period ended December 31, 2007 whereby the Company settled the dispute at a cost of $1,497,604 (settlement denominated in USD$1,500,000). The $1,497,604 amount, less a prior year accrual of $738,302 is recorded in litigation settlement expense during the period ended December 31,

2007. The Company paid a $1,398,457 (USD$1,400,000) portion of the settlement during the period ended December 31, 2007 and the balance owing of $102,785 (USD$100,000) during the year ended December 31, 2008. A difference in foreign exchange on the settlement date in 2008 resulted in $2,785 recovery.

          Property Description and Location. The Avino Mine is located approximately 74 kilometers to the northeast of the city of Durango and covers approximately 4,364 hectares. The property is accessible via road. The Avino Mine had been an open pit operation until March 1993, at which time Cia Minera commenced underground operations. Mineralized rock is broken by ripping, drilling and blasting and is trucked to the concentrator, approximately 415 meters from the pit, where it is processed. The Avino Mine was an underground operation at the time of closure in November 2001.

          History. The Avino Mine operated from 1974 to 2001, producing about 497 tons of silver, three tons of gold, and 11,000 tons of copper until the suspension of mining operations in November 2001. Since that time, the mine plant and equipment have been on care and maintenance. Over the last two years, the Company has been refurbishing the plant.

          The Avino Mine and mill were historically serviced by a heavy equipment repair shop, a mechanical and electrical shop, an assay office, a metallurgical laboratory, a warehouse and other auxiliary facilities. Electric power has been supplied by the government-owned Federal Electricity Commission, referred to as the “FEC”.

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

          In April 2006, Wardrop Engineering Inc. (“Wardrop”), completed the study on “Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico”, referred to as the “Wardrop Report”. The Wardrop Report concluded the oxide tailing is amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merril Crowe precipitation of the silver and gold. The sulphide tailing would require sampling and further metallurgical test work before a proper assessment can be made.

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

          Mr. Rick Alexander P. Eng., an independent qualified person as defined by applicable Canadian rules has prepared the capital cost estimate and co-coordinated Wardrop’s work on the Avino Tailings Project.

          The Company operated the mine from 1976 to 2001 when closure was caused by low silver, gold and copper prices and the local smelter closing for toll processing. The 2006 drill program was designed to test for continuity down dip below the existing workings of the three principal areas of mineralization (San Luis, Elena-Tolosa, and Chirumbo). The Avino vein system strikes principally east west over 1.2 km and dips south at 60 - 70°. Drilling of the Avino vein in 2006 was disappointing and continuity was not found.

          During 2006 to 2007, the Company had drilled 82 holes totaling approximately 18,000 metres on different targets across the Avino property.

	Total
Vein or	Depth	From	To	Intersection	Au	Ag	Cu	Pb	Zn
Structure	(m)	(m)	(m)	(m)	g/t	g/t	ppm	ppm	ppm
LA ESTELA VEIN
LE-06-01	200.00	Did not intersect vein structure
LE-06-02	238.25	215.05	219.1	4.05	0.73	239
Includes:
Footwall La
Estela Vein		215.05	216.0	0.95	0.869	52.5
		216.05	217.10	1.05	0.025	9.0
		217.10	218.10	1.00	0.015	14.8
		218.10	218.60	0.50	0.052	18.0
Hangingwall
La Estela		218.60	219.10	0.50	3.95	1744.1	9460	24600	5500
LE-06-03	251.85	221.85	223.70	1.85	0.85	80
Includes		221.85	222.85	1.00	1.37	132.1
		222.85	223.70	0.85	0.24	18.4

CERRO SAN JOSE The two drill holes did not intersect the structure.
SJ-06-01	320.55
SJ-06-02	373.70

	Total
Vein or	Depth	From	To	Intersection	Au	Ag	Cu	Pb	Zn
Structure	(m)	(m)	(m)	(m)	g/t	g/t	ppm	ppm	ppm
LOS ANGELES
LA-07-01	358.90	327.25	329.65	2.40	0.39	119
Includes		327.25	327.25	0.30	13.645	711.9	5602	8259	4220
		327.55	328.35	0.80	0.368	5.5	141	1192	1490
		328.35	329.25	0.90	0.044	1.1	29	317	1217
		329.25	329.65	0.40	0.649	168.7	3346	61700	59000

LA-07-02	358.90	100.35	101.35	1.00	0.052	15.5	9	76	356
		101.35	102.35	1.00	0.015	3.3	9	301	644
		102.35	103.35	1.00	0.085	7.2	35	259	849
		103.35	104.35	1.00	0.480	45.5	49	229	487

LA-07-03	185.30	123.30	124.30	1.00	0.130	59.7	135	1994	15800
		127.10	127.75	0.65	0.040	43.1	602	2952	26000
		130.35	131.30	0.95	0.319	59.1	1143	1330	3580
		132.15	132.30	0.15	1.783	71.2	445	64200	60000

LA-07-04	140.40	100.70	107.4	6.7
		100.70	101.70	1.00	0.404	48.8	48	402	2189
		101.70	102.80	1.10	0.630	>200	555	1277	3660
		102.80	103.80	1.00	0.373	45.3	35	470	589
		103.80	104.75	0.95	0.149	20.9	36	258	403
		104.75	105.80	1.05	3.444	67.9	42	285	589
		105.80	106.80	1.00	0.830	>200	210	2519	7532
		106.80	107.40	0.60	0.329	168.5	78	1103	2762

LA-07-05	115.25	95.80	96.60	0.80	0.093	54.4	1836	806	1300
		99.80	100.15	0.35	0.992	87	103	248	337
		100.55	101.25	0.70	0.418	174.2	304	2563	13500

SANTIAGO STRUCTURE
ST-07-01	309.05	51.00	51.25	0.25	7.260	37	108	>10000	>10000
		55.45	56.45	1.00	0.040	55.9	9940	1038	402

ST-07-02	200.05	120.80	121.10	0.30	0.09	59.1	2652	14100	37800

SANTA ANA, SAN PEDRO & SAN PAUL: No significant intercepts
STA-07-01	315.30
SP&P-07-01	181.25

	Total
Vein or	Depth	From	To	Intersection	Au	Ag	Cu	Pb	Zn
Structure	(m)	(m)	(m)	(m)	g/t	g/t	ppm	ppm	ppm
NUESTRA SENORA
NS-07-01	167.10	99.40	99.85	0.45	0.045	258.2	7184	65500	77800
		159.90	161.05	1.15	3.291	53.6	14700	157	661
		161.05	161.95	0.90	1.195	33.8	8469	133	359

NS-07-02	134.05
NS-07-03	121.35
HOLES NS-07-02, AND 03 did not intersect the Nuestra Senora Vein (probably due to faulting).
NS-07-04	101.60	68.90	69.55	0.65	0.115	38.8	1669	2968	1429
		90.55	91.25	0.70	0.02	53.9	225	518	1213
		91.25	91.90	0.65	0.01	22	50	763	1335
		91.90	94.15	2.25	0.04	143
Includes:		91.90	92.90	1.00	0.03	146	233	829	2262
		92.90	93.40	0.50	0.015	196.5	578	1728	3321
		93.40	94.15	0.75	0.065	103.4	875	>10000	>10000

NS-07-05	124.85	61.05	61.45	0.40	0.195	27.4	126	1115	245
		61.45	62.45	1.00	0.115	19.6	49	1485	600
		62.45	63.15	0.70	0.150	58.9	314	1189	337

GEOPHYSICAL – IP TARGET
	Depth	From	To	Intersection	Au	Ag	Cu	Pb	Zn
	(m)	(m)	(m)	(m)	g/t	g/t	ppm	ppm	ppm
GFA-07-01	360.75	260.30	262.355	2.05
		260.30	261.20	0.90	0.055	10.6	33	421	1908
		261.20	261.95	0.75	0.030	4.7	14	286	1668
		261.95	262.35	0.40	0.790	209.2	554	751	3657

          Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada. Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish. Other elements are reported from a 29 element I.C.P. package.

          The Company focused on drilling the San Gonzalo vein system to establish a drill indicated resource. The Company also completed building a new drill core storage facility which will store in excess of 40,000 metres of core.

          The Company announced the first results of a diamond drill program on the San Gonzalo gold, silver, lead, zinc structure situated 2 km northeast of its former producing Avino mine (1976 – 2001).

          The San Gonzalo structure strikes northwest/southeast and dips very steeply (85-90°) towards the southwest. The principal intersections are:

Vein or Structure	From	To	Down Hole Lengths	Au	Ag	Pb	Zn
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)
Hole SG-07-01
Santiago Vein	147.0	149.7	2.70	1.19	227	> 1%	> 1%
San Gonzalo Vein Hanging	357.3	362.15	4.85	0.64	343.2	0.36%	0.63%
Wall Zone
San Gonzalo Vein Foot Wall	372.65	375.05	2.4	2.41	712.4	0.5%	0.13%
Zone
Hole SG-07-02
San Gonzalo Vein Hanging	214.65	219.10	4.45	6.11	583.8	1.4	2.54
Wall Zone
San Gonzalo Vein Foot Wall	252.65	256.00	3.35	6.91	21.1	1.55	2.33
Zone
Hole SG-07-03
San Gonzalo Vein	187.45	188.70	1.25	3.57	341	0.6	0.87
Hole SG-07-04
Santiago Vein	18.55	25.00	6.45	0.21	364	NS	NS
(includes)	20.85	21.9	1.05	0.29	990	0.21	NS
	21.90	22.8	0.90	0.49	433	0.16	NS
Cross Vein	31.00	34.05	3.05	0.18	86	0.17	NS
San Gonzalo HW	248.15	249.25	1.10	0.43	58	0.25	0.26
FW	258.75	259.00	0.25	2.66	114	4.8	4.22
Hole SG-07-05
Santiago Vein	28.70	31.80	3.10	0.49	201	NS	NS
Includes	31.10	31.80	0.70	1.54	272	NS	NS
Hole SG-07-06
Santiago Vein	24.80	28.30	3.50	0.40	226	NS	NS
Cross Vein	280.65	280.90	0.25	0.50	2,120	7.82	NS
San Gonzalo Vein	367.35	371.5	3.85	0.10	11	NS	NS
Hole SG-07-07
San Gonzalo Vein	247.75	250.35	2.60	2.85	351	1.04	0.66

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

          In September 2006, the Company commissioned an independent plant audit by Herb Osborne and Associates, a widely recognized expert in process plant evaluations, to conduct a full review of the plant, including the condition of all equipment, the capacity of each circuit, and the efficiency of plant. The report was an order of magnitude cost estimate for the processing plant and is not National Instrument 43-101 (“NI 43-101”) compliant as it does not include underground development work.

          The Avino process plant was built initially in the 1970’s refurbished and capacity increased in 1993. Most of the infrastructure is in place for an ongoing 1000 tons per day (“TPD”) operation. Some of the buildings will require cleanup and repair and refurbishment. The plant was fully permitted but remains in temporary closure. Permits will have to be brought current.

          At the time of shutdown in 2001 with low commodity prices and closure of smelter, the mill was operating at an average rate of 1,130 TPD. The concentration ratio (weight) ranged from 2.5 to 3.5% i.e. producing 25-30 TPD of concentrate at a 20-25 g/t Au, 2-4 Kg/t Ag and 22-24% Cu. Prior to shut down the average cost per ton milled was approximately US $16/ton and about US $7/ton for freight treatment and refining charges from the smelter. A new mining value cut off grade was determined to be around US $30/ton. This followed a review of the historical production and financial figures.

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

          During January 2008, Avino released results of holes SG-07-32 through SG-07-40 at San Gonzalo and ET-07-01 through ET-07-10 on the ET zone of the main Avino Vein.

          Further drill results at San Gonzalo SG-08-01, SG-08-02, SG-08-03 through SG-08-06 were released in September and November 2008. A further eight holes ET-08-01 through ET-08-08 on the ET zone were also released in November 2008.

          In addition, in 2008 Avino drilled seven holes on the Avino Mexicana structure, two at La Blanca, six holes at San Jose, and four at Santa Ana, of which two holes at Aquila Mexicana intersected significant mineralization.

          Details of the drilling results for the year ended December 31, 2008, are as follow:

SG-07-32           (Bearing 215 - Dip 70 - Length 390.2m)

Intersection 392.50 – 397.75m (5.25m), 0.49 g/t gold 54 g/t silver (0.01oz/t gold, 1.57oz/t silver).

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
392.50	393.20	0.70	Hanging wall vein	2.1490	0.06	192.8	5.62	710	1484	1153
393.20	394.60	1.40	Strong silicif and quartz veining. San Gonzalo System	0.1230	0.004	24.1	0.70	176	393	1081
394.60	396.20	1.60	“	0.1400	0.004	7.7	0.22	59	148	522
396.20	397.75	1.55	San Gonzalo Vein System	0.4190	0.01	65.9	0.92	116	528	919

SG-07-33           (Bearing 209 - Dip 45 - Length 130.60m)

Intersection 116.15 – 123.60m (7.45m), 0.69 g/t gold, 127.6 g/t silver (0.02 oz/t gold, 3.722 oz/t silver).

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
116.15	117.15	1.00	San Gonzalo vein	0.283	0.01	264.3	7.71	361	8295	25100
117.15	118.40	1.25	San Gonzalo vein	0.337	0.01	205.5	5.99	659	7934	32900
118.40	119.55	1.15	San Gonzalo vein	0.934	0.03	90.4	2.64	475	10000	39300
119.55	120.50	0.95	San Gonzalo vein	0.168	0.005	76.1	2.22	193	2418	7965
120.50	121.85	1.35	San Gonzalo vein	1.996	0.06	126.8	3.70	878	31400	17400
121.85	122.70	0.85	San Gonzalo vein	0.378	0.01	60.8	1.77	954	17700	61800
122.70	123.60	0.90	San Gonzalo vein	0.115	0.003	33.8	0.99	192	1495	1573

Holes SG-07-34, 35 and 36 were drilled on the south west side of the San Gonzalo ore zone. They define the edge of the ore zone. They intersected only narrow low grade gold silver mineralization as follows:

SG-07-34           (Bearing 215 - Dip 45 - Length 100m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
161.50	162.60	1.10	San Gonzalo vein	0.258	0.008	28.0	0.82	60	129	231
162.60	163.95	1.35	Silicif tuff	0.072	0.002	6.8	0.20	9	42	285
163.95	165.02	1.10	Quartz veining	0.050	0.001	7.0	0.20	26	43	220
165.05	166.20	1.15	Quartz veining	0.066	0.002	5.1	0.15	22	43	355
166.20	167.30	1.10	San Gonzalo vein	0.058	0.002	19.7	0.57	24	58	822

SG-07-35           (Bearing 209 - Dip 45 - Length 272.15m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
195.40	196.05	0.65	San Gonzalo vein	2.254		>200		194	947	1397

SG-07-36           (Bearing 215 - Dip 45 - Length 102.15m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
65.30	65.65	0.35	San Gonzalo vein	<0.005	0.000	6.0	0.17	13	60	520
78.05	78.80	0.75	Los Angeles vein	0.030	0.001	12.1	0.35	13	29	428
78.80	80.45	1.65	Silicif tuff	0.010	0.000	3.8	0.11	103	95	456
80.45	81.95	1.50	Los Angeles vein	0.105	0.003	19.5	0.57	73	144	281

SG-07-37           (Bearing 219 - Dip 53 - Length 154.35m)

Intersection 145.45 – 147.55 (2.10mts), 0.16 g/t gold, 146 g/t silver (0.005 oz/t gold, 4.26 oz/t silver).

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
145.45	146.55	1.10	San Gonzalo vein	0.210	0.006	220.7	6.44	104	698	2554
146.55	147.55	1.00	San Gonzalo vein	0.108	0.003	63.6	1.85	68	670	1257

SG-07-38           (Bearing 221 - Dip 66.5 - Length 214.15m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
168.65	170.00	1.35	S Gonzalo Vein. Ox-milky wh	0.716	0.021	88.2	2.57	231	1278	2217
			qtz vein

SG-07-39           (Bearing 220 - Dip 73 - Length 128.05m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
76.50	77.00	0.50	San Gonzalo vein	0.286	0.008	25.5	0.74	61	943	918
77.00	77.80	0.80	San Gonzalo vein	0.192	0.006	66.5	1.94	118	324	357
77.80	78.60	0.80	San Gonzalo vein	0.082	0.002	58.5	1.71	142	1001	1032

SG-07-40           (Bearing 230 – Dip 74 – Length 516.05m)

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
33.20	33.70	0.50	Santiago vein	5.966	0.174	2851.9	83.18	576	748	1558
255.65	256.75	1.10	Qtz veining w/chalcopyrite	0.030	0.001	212.6	6.20	6115	1386	2887
275.90	276.45	0.55	Quartz veinlet w/sulfides	0.059	0.002	390.0	11.37	978	17000	364
382.90	383.25	0.35	Quartz veinlet w/sulfides. Along core axe	1.926	0.056	208.7	6.09	331	270	307
500.25	501.65	1.40	San Gonzalo vein	0.075	0.002	14.1	0.41	71	263	833
501.65	502.45	0.80	San Gonzalo vein	0.015	0.000	3.1	0.09	25	49	81

ET-07-01           (Bearing 001 - Dip 69 - Length 298.6m)

Total Avino vein intersection: 216.35 – 293.65m (77.3m)

Significant intersection: 284.90 – 290.0m (5.1m), 0.055 g/t gold, 114 g/t silver (0.002oz/t gold, 3.32oz/ton silver), 8385 ppm copper.

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
284.90	285.85	0.95	Avino vein. Silicified quartz with diss cpy- py-specularite	0.068	0.002	201.7	5.88	3149
285.85	286.80	0.95	Avino vein. Silicified quartz with diss cpy- py-specularite	0.025	0.001	35.4	1.03	969
286.80	287.00	0.20	Avino vein. Silicified quartz with diss cpy- py-specularite	0.226	0.007	808.8	23.59	100200
287.00	288.50	1.50	Avino vein. Silicified quartz with diss cpy- py-specularite	0.045	0.001	27.3	0.80	2540
288.50	290.00	1.50	Avino vein. Silicified quartz with diss cpy- py-specularite	0.052	0.002	101.6	2.96	10000

ET-07-02           (Bearing 358 - Dip 75 - Length 311.9m)

Intersected Avino vein: 243.45 – 300.7m (57.25m)

No significant assays.

ET-07-03           (Bearing 336 – Dip 71 – Length 349.5m)

Intersected Avino vein: 280.75 – 331.75m (51.0m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
280.75	282.25	1.50	Avino vein. Oxidized material	7.680	0.224	121.9	3.56	6048
282.25	283.75	1.50	Avino vein. Oxidized material	6.034	0.176	196.3	5.73	5034
283.75	285.25	1.50	Avino vein. Oxidized material	1.692	0.049	69.9	2.04	10400
285.25	286.75	1.50	Avino vein. Oxidized material	13.988	0.408	295.3	8.61	19600

286.75	288.25	1.50	Avino vein. Oxidized material	4.731	0.138	104.7	3.05	16100
288.25	289.75	1.50	Avino vein. Oxidized material	2.158	0.063	103.7	3.02	3948
289.75	291.25	1.50	Avino vein. Oxidized material	0.158	0.005	31.5	0.92	3789
291.25	292.75	1.50	Avino vein. Oxidized material	2.411	0.070	60.0	1.75	2683
292.75	294.25	1.50	Avino vein. Oxidized material	2.733	0.080	27.5	0.80	2793
294.25	295.75	1.50	Avino vein. Oxidized material	0.548	0.016	89.6	2.61	7268
295.75	297.25	1.50	Avino vein. Silicified quartz with diss cpy-py- specularite.	3.086	0.090	161.8	4.72	5934
297.25	298.75	1.50	Avino vein. Silicified quartz with diss cpy-py- specularite.	7.954	0.232	75.7	2.21	1476
298.75	300.25	1.50	Avino vein. Silicified quartz with diss cpy-py- specularite.	2.265	0.066	97.0	2.83	10500
300.25	301.75	1.50	Avino vein. Silicified quartz with diss cpy-py- specularite.	1.057	0.031	60.4	1.76	1486
301.75	303.25	1.50	Avino vein. Silicified quartz with diss cpy-py- specularite.	1.911	0.056	42.0	1.22	3258

ET-07-04           (Bearing 331 – Dip 56 – Length 318.7m)

Intersected Avino vein: 271.45 – 304.45m (33.0m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
271.45	272.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.155	0.005	44.1	1.29	3618
272.95	274.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.397	0.012	106.1	3.09	2842
274.45	275.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	1.080	0.031	76.1	2.22	3862
275.95	277.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	1.314	0.038	126.9	3.70	4010
277.45	278.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.874	0.025	53.0	1.55	381
278.95	280.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.534	0.016	61.4	1.79	675
280.45	281.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.436	0.013	97.3	2.84	2649
287.95	289.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.250	0.007	63.5	1.85	7555
289.45	290.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.101	0.003	31.4	0.92	5156
290.95	292.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	1.115	0.033	138.6	4.04	3558
292.45	293.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.151	0.004	86.3	2.52	4162
293.95	295.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.161	0.005	34.9	1.02	3521
295.45	296.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.568	0.017	41.6	1.21	5047
296.95	298.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.115	0.003	29.1	0.85	10000
298.45	300.10	1.65	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.080	0.002	29.8	0.87	8408

ET-07-05           (Bearing 333 – Dip 66 – Length 351.5m)

Intersected Avino vein: 292.75 – 342.45m (49.7m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
301.95	303.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.152	0.034	83.0	2.42	1971
303.45	304.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.483	0.043	26.7	0.78	683
304.95	306.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	2.119	0.062	36.9	1.08	2030
312.45	312.95	0.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.752	0.051	10.7	0.31	533
312.95	315.45	2.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.015	0.030	119.7	3.49	1268
315.45	316.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.195	0.006	204.2	5.96	8565
316.95	318.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.075	0.002	123.6	3.60	2212

319.95	321.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.155	0.005	86.2	2.51	20300
321.45	322.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.120	0.003	30.4	0.89	13000
322.95	324.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.115	0.003	45.2	1.32	15400
324.45	325.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.075	0.002	40.2	1.17	18400
325.95	327.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.070	0.002	27.5	0.80	10200
327.45	328.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.050	0.001	48.1	1.40	17500
328.95	330.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.053	0.002	38.2	1.11	16700
330.45	331.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.095	0.003	61.9	1.81	20200
331.95	333.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.144	0.004	75.2	2.19	18900
333.45	334.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.130	0.004	45.7	1.33	15800
337.95	339.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.328	0.010	69.0	2.01	12200
339.45	340.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.236	0.007	41.0	1.20	12200

ET-07-06           (Bearing 336 – Dip 55 – Length 320.05m)

Intersected Avino vein: 289.00 – 309.6m (19.6m)

 Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
289.00	290.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.950	0.028	228.9	6.68	23200
298.00	299.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.165	0.005	72.3	2.11	14800
299.50	301.00	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.485	0.014	54.6	1.59	8401
301.00	302.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.090	0.003	40.8	1.19	11500
302.50	304.00	1.50	Avino vein. Wh qtz stockwork veining textures	0.147	0.004	55.6	1.62	14400

			w’diss py-cpy
304.00	305.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.093	0.003	55.8	1.63	8321
305.50	307.00	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	1.590	0.046	90.4	2.64	15100
307.00	308.60	1.60	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.150	0.004	73.8	2.15	8729
308.60	310.10	1.50	Intrusive rock. Wh qtz veining w/cpy	0.040	0.001	54.6	1.59	5962
310.10	311.60	1.50	Intrusive rock. Wh qtz veining w/cpy	0.075	0.002	98.0	2.86	6217
311.60	313.10	1.50	Intrusive rock. Wh qtz veining w/cpy	0.075	0.002	81.9	2.39	10800
313.10	314.60	1.50	Intrusive rock. Wh qtz veining w/cpy	0.040	0.001	97.9	2.86	7765

ET-07-07           (Bearing 330 – Dip 59 – Length 304.85m)

Intersected Avino vein: 272.30 – 295.15m (22.85m), 0.11 g/t gold, 115 g/t silver (0.003 oz/t gold 3.35 oz/t silver), 13810 ppm copper

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
272.30	273.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.615	0.018	80.6	2.35	2199
273.80	275.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.148	0.004	160.9	4.69	20500
275.30	276.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.118	0.003	203.5	5.94	19700
276.80	278.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.280	0.008	172.8	5.04	17800
278.30	279.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.368	0.011	441.4	12.87	24600
279.80	281.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.220	0.006	327.0	9.54	12600
281.30	282.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.081	0.002	110.8	3.23	3002
282.80	284.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.065	0.002	184.6	5.38	3317
284.30	285.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.070	0.002	89.2	2.60	8786
285.80	287.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.070	0.002	209.3	6.10	54400
287.30	288.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.035	0.001	32.8	0.96	13200
288.80	290.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.047	0.001	76.1	2.22	29300
290.30	291.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.126	0.004	339.7	9.91	44300
291.80	293.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.060	0.002	20.8	0.61	6361
293.30	295.15	1.85	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.202	0.006	166.9	4.87	55500

ET-07-08           (Bearing 346 – Dip 69 – Length 399.7m)

Intersected Avino vein: 346.65 – 366.7m (20.05m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm

355.85	357.35	1.50	Avino vein. Moderate diss cpy-py	0.111	0.003	257.5	7.51	6959
357.35	359.15	1.80	Avino vein. Moderate diss cpy-py	0.125	0.004	170.0	4.96	9341

ET-07-09           (Bearing 336 – Dip 62 – Length 328.6m)

Intersected Avino vein: 272.80 – 319.10m (46.3m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
290.80	292.30	1.50	Avino vein with massive chalcopyrite	0.040	0.001	101.9	2.97	12100
292.30	293.80	1.50	Avino vein with massive chalcopyrite	0.160	0.005	23.7	0.69	11500
295.30	296.80	1.50	Avino vein with massive chalcopyrite	0.146	0.004	32.3	0.94	11200
299.80	301.30	1.50	Avino vein with massive chalcopyrite	0.070	0.002	51.2	1.49	6327
301.30	302.80	1.50	Avino vein with massive chalcopyrite	0.360	0.010	40.4	1.18	14600
302.80	304.30	1.50	Avino vein with massive chalcopyrite	0.015	0.000	18.1	0.53	8029
304.30	305.80	1.50	Avino vein with massive chalcopyrite	0.020	0.001	28.2	0.82	8475

ET-07-10           (Bearing 336 – Dip 63 – Length 308.7m)

Intersected Avino vein: 243.80 – 299.10m (55.3m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
257.30	258.80	1.50	Avino quartz vein with sulphides	0.160	0.005	85.3	2.49	15700
258.80	260.30	1.50	Avino quartz vein with sulphides	0.080	0.002	86.6	2.53	23400
260.30	261.80	1.50	Avino quartz vein with sulphides	0.125	0.004	27.7	0.81	14100
261.80	263.30	1.50	Avino quartz vein with sulphides	0.101	0.003	21.8	0.64	15400
263.30	264.80	1.50	Avino quartz vein with sulphides	0.098	0.003	20.3	0.59	13500
266.30	267.80	1.50	Avino quartz vein with sulphides	0.574	0.017	43.4	1.27	6613
267.80	269.30	1.50	Avino quartz vein with sulphides	0.457	0.013	39.8	1.16	4211
269.30	270.80	1.50	Avino quartz vein with sulphides	0.089	0.003	19.3	0.56	15200
282.80	284.30	1.50	Avino quartz vein with sulphides	0.020	0.001	9.3	0.27	16000
284.30	285.80	1.50	Avino quartz vein with sulphides	0.010	0.000	10.2	0.30	19300
285.80	287.30	1.50	Avino quartz vein with sulphides	0.035	0.001	27.0	0.79	31600
287.30	288.80	1.50	Avino quartz vein with sulphides	0.070	0.002	37.4	1.09	21500
288.80	290.30	1.50	Avino quartz vein with sulphides	0.049	0.001	27.1	0.79	34200
290.30	291.80	1.50	Avino quartz vein with sulphides	0.065	0.002	51.3	1.50	72600
291.80	293.30	1.50	Avino quartz vein with sulphides	0.020	0.001	14.8	0.43	33300
293.30	294.80	1.50	Avino quartz vein with sulphides	0.335	0.010	28.8	0.84	15000
294.80	295.80	1.00	Avino quartz vein with sulphides	0.035	0.001	23.2	0.68	17200
295.80	297.30	1.50	Avino quartz vein with sulphides	1.310	0.038	37.9	1.11	16100
297.30	299.10	1.80	Avino quartz vein with sulphides	0.510	0.015	51.5	1.50	7570

Hole SG-08-01 on the San Gonzalo vein intersected a 2.75 -metre zone 1.13 g/t gold and 155 g/t silver of gold and silver mineralization with the following values:

SG-08-01

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
143.05	144.40	1.35	1.330	168.6	309	530	3598
144.40	145.80	1.40	0.930	142.1	131	560	1540

Hole SG-08-02 intersected two zones of mineralization. The first zone, located above the San Gonzalo vein in the hanging wall, measured 1.60 metres grading 1.72 g/t gold and 704 g/t silver. The second zone, located within the vein, measured 3.0 metres grading 10.28 g/t gold and 545 g/t silver. Intersection and grade details were as follows:

SG-08-02

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
257.50	258.05	.55	.420	150.2	318	2832	5393
258.05	258.70	.65	3.840	1564.4	264	13100	13900
258.70	259.10	.40	0.075	68.1	79	266	502

263.05	263.75	.70	10.765	1275.6	7394	106000	146000
263.75	263.95	.20	0.115	62.3	364	4916	31000
263.95	264.70	.75	2.606	587.4	4327	76200	200000
264.70	265.30	.60	7.337	224.1	2363	146000	355000
264.30	266.05	.75	22.560	204.2	917	80000	126000

SG-08-02 was drilled to explore a gap between previous holes SG-07-14 (5.40 m @ 1.52 g/t gold and 774 g/t silver) and hole SG-07-22 (2.26 m. @ 1.497 g/t gold 152g/t silver).

Aguila Mexicana: Seven holes – AM-08-01 thru 07
Hole AM-08-02 intersected 5.05 metres @ 0.49 g/t gold 75.38 g/t silver.

AM-08-02 Details

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
195.05	195.90	.85	.221	189.4	155	238	438
195.90	196.80	.90	.100	19.1	139	155	384
196.80	197.90	1.10	.245	82,6	738	14400	34000
197.90	199.10	1.20	.905	42.1	467	13800	46500
199.10	200.10	1.00	1.046	77.1	1552	3977

Hole AM-08-04 intersected 3.30 metres grading 0.34 g/t gold and 151 g/t silver.

AM-08-04 Details:

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
205.10	206.15	1.05	0.309	85.4	1092	4672	4835
206.15	207.15	1.00	0.259	132.7	3278	6780	1116
207.15	207.80	.65	0.600	277.4	1017	1979	1020
207.80	208.40	.60	0.243	159.4	693	786	693

AM-08-02 AND AM-08-04 generated the first good drill values from the Aguila Mexicana zone, and they represent viable targets for future exploration.

Hole SG-08-03 intersected San Gonzalo vein 322.20 -325.7m (3.7m) 0.41 g/t gold 119 g/t silver which includes

322.00 -323.70 m (1.7m) 0.2 g/t gold 74.7 g/t silver and 323.70 – 325.7m (2.0m) 0.58 g/t gold 156 g/t silver.

Detailed intersections:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
321.40	322.00	0.60	Andesite volcanic with quartz veins	0.016	1.6	33	126	423
322.00	322.85	0.65		0.215	74.1	409	11500	2725
322.85	323.70	0.85		0.195	75.2	389	2665	3405
323.70	324.10	0.40		0.109	221.0	3668	65000	3569
324.10	324.90	0.80	San Gonzalo vein with quartz breccia	0.925	55.0	264	6449	3610
324.90	325.70	0.80		0.457	223.5	729	15500	4012
325.70	327.00	1.30		0.288	31.8	483	2241	2408

Hole SG-08-04 intersected San Gonzalo vein 261.25 -264.6m (3.35m) 0.5 g/t gold 59 g/t silver.

Detailed intersections as follows:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
261.25	261.75	0.50	San Gonzalo Vein	0.802	81.0	145	754	1251
261.75	262.75	1.00		0.331	61.4	234	1014	2002
262.75	263.15	0.40		0.040	11.2	39	109	353
263.15	263.70	0.55		0.990	85.0	119	396	794
263.70	264.60	0.90		0.424	49.7	208	440	702

Hole SG-08-05 did not intersect the San Gonzalo vein but hit a breccia zone which may be part of the vein system. Values were low:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
437.75	438.50	0.75	Breccia Zone	0.030	0.1	5	33	32
438.50	438.90	0.40		<0.005	<0.1	6	22	76
438.90	439.55	0.65		0.015	<0.1	7	18	65
439.55	440.35	0.80		0.010	<0.1	8	14	30

Hole SG-08-06 intersected San Gonzalo 214.05 – 219.70m (5.65m) 0.88 g/t gold, 235 g/t silver.

Details as follows:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
214.05	214.85	0.80	San Gonzalo vein with Sulphide Minerals	0.729	204.0	2944	21400	17600
214.85	215.95	1.10		0.523	95.0	1189	5264	6417
215.95	216.80	0.65		0.335	47.5	398	1486	2918
216.80	218.00	1.20		0.360	87.3	1960	5342	7772
218.00	218.85	0.85		3.228	758.9	3731	18500	19000
218.85	219.70	0.85		0.402	316.1	7094	17500	14800

Hole ET-08-01 drilled on the eastern side of the ET shoot below level 9. The hole intersected the Avino vein but gold and silver values are low.

Avino vein 196.90 – 213.40m (16.5m) .

Details:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
196.90	198.40	1.50	Avino Vein	0.322	3.6	259	149	719
198.40	199.90	1.50		0.020	7.8	97	68	554
199.90	201.40	1.50		0.054	5.2	331	180	665
201.40	202.90	1.50		<0.005	2.4	306	45	2079
202.90	204.40	1.50		0.090	1.6	271	54	5950
204.40	205.90	1.50		0.005	0.6	456	25	2784
205.90	207.40	1.50		<0.005	0.8	168	16	4381
207.40	208.90	1.50		<0.005	0.8	229	18	2361
208.90	210.40	1.50		0.040	1.3	178	34	3494
210.40	211.90	1.50		0.015	0.3	320	23	2502
211.90	213.40	1.50		0.005	3.0	621	29	3957

Hole ET-08-02 drilled on west side of ET shoot 50 m west of workings on level 10.

The hole intersected gold values in the hanging wall of the main Avino vein, 189.75 – 194.25m (4.50m) 2.66 g/t gold 19.7 g/t silver. The overall vein was intersected 189.75 – 213.50m (23.75m) .

Detailed values as follows:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
189.75	191.25	1.50	Avino Vein	2.635	19.4	692	724	817
191.25	192.75	1.50		3.225	12.0	113	95	612
192.75	194.25	1.50		2.080	27.7	224	125	595
194.25	195.75	1.50		<0.005	40.5	1734	454	847
195.75	197.25	1.50		<0.005	3.4	28	184	1074
197.25	198.75	1.50		<0.005	4.0	42	168	690
198.75	200.25	1.50		<0.005	4.9	201	352	1042
200.25	201.75	1.50		<0.005	10.6	276	162	670
201.75	203.25	1.50		0.035	20.3	68	320	1091
203.25	204.75	1.50		<0.005	12.7	228	413	871
204.75	206.25	1.50		<0.005	32.2	751	317	530
206.25	207.75	1.50		<0.005	8.5	1200	83	410
207.75	209.25	1.50		<0.005	10.3	957	134	660
209.25	210.75	1.50		<0.005	25.5	1180	185	522
210.75	212.25	1.50		<0.005	22.9	2220	423	3806
212.25	213.50	1.25		<0.005	36.9	400	473	2021

Hole ET-08-03 Also drilled on the west side of ET workings approximately 50m beyond end of level 11 ½. Intersected a mineralized breccia in the hanging wall rock 80.40 – 84.50m (4.1m) 3.82 g/t gold, 103 g/t silver. The main vein was intersected 214.55 – 257.85m (43.3m) 0.52 g/t gold, 43 g/t silver.

Detailed intersections as follows:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
79.75	80.40	0.65	Breccia Zone	0.020	14.7	409	40	2080
80.40	81.90	1.50		1.396	48.0	2641	148	435
81.90	83.20	1.30		6.720	174.4	2456	327	21
83.20	84.50	1.30		3.703	96.4	1815	818	94
214.55	216.05	1.50	Main Avino Vein	0.135	21.2	315	241	217
216.05	217.55	1.50		0.109	40.6	257	618	318
217.55	219.05	1.50		3.017	113.2	5264	177	123
219.05	220.55	1.50		0.096	7.9	1528	298	330
220.55	222.05	1.50		0.025	8.8	405	253	275
222.05	223.66	1.50		0.128	11.9	520	687	391
223.56	225.05	1.50		0.049	9.6	1592	5318	570
225.05	226.55	1.50		0.105	8.4	631	331	750
226.55	228.05	1.50		0.084	21.1	432	167	487
226.05	229.55	1.50		0.100	21.7	517	1910	584
229.55	231.05	1.50		0.723	82.3	484	4282	3006
231.05	232.55	1.50		1.310	94.9	3753	565	674
From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
232.55	234.05	1.50	Main Avino Vein	1.890	58.4	574	474	619
234.05	235.55	1.50		1.658	69.1	1117	412	687
235.55	237.05	1.50		2.756	53.0	2590	396	711
237.05	238.55	1.50		1.065	28.7	1816	280	410
238.55	240.05	1.50		0.219	66.5	1263	916	416
240.05	241.55	1.50		0.185	45.3	369	191	424
241.55	243.05	1.50		0.167	42.0	1220	482	438
243.05	244.55	1.50		0.382	48.1	8097	525	2111
244.55	246.05	1.50		0.648	60.7	1638	766	716
246.05	247.55	1.50		0.506	49.7	1311	549	415
247.55	249.05	1.50		0.125	39.7	1343	911	475
249.05	250.55	1.50		0.160	78.1	3430	790	737
250.55	252.05	1.50		0.135	92.9	3617	551	506
252.05	253.55	1.50		0.130	44.4	5739	351	603
253.55	255.05	1.50		0.070	42.6	3395	796	357
255.05	256.55	1.50		0.045	30.0	2971	365	374
256.55	257.85	1.30		0.025	31.4	5772	1510	686

Hole ET-08-04 Hit the Avino vein 75m below the lowest working level 12 of the mine, it intersected the Avino vein from 321.00 - 341.10m (20.1m) which includes 327.00 – 330.00m 3m 1.17 g/t gold, 133 g/t silver.

337.50 – 341.10m (3.6m) 0.04 g/t gold, 128 g/t silver and 327.00 – 341.10m (14.1m) 81 g/t silver, 0.726 copper.

Detailed intersections:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
321.00	322.50	1.50	Main Avino Vein	0.501	34.2	2378	264	426
322.50	324.00	1.50		1.146	71.0	3147	421	496
324.00	325.50	1.50		0.904	55.2	4652	230	288
325.50	327.00	1.50		0.262	54.9	1395	230	236
327.00	328.50	1.50		2.174	165.0	8408	509	286
328.50	330.00	1.50		0.173	101.9	7194	8582	3727
330.00	331.50	1.50		0.053	56.0	4926	5923	18300
331.50	333.00	1.50		0.095	54.9	4081	2559	561
333.00	334.50	1.50		0.080	23.1	1089	1199	301
334.50	336.00	1.50		0.052	56.6	11000	536	597
336.00	337.50	1.50		0.030	49.7	10900	170	618
337.50	339.00	1.50		0.032	156.6	14700	395	853
339.00	340.00	1.00		0.025	48.4	6149	174	595
340.00	341.10	1.10		0.064	161.8	8252	2170	1765

Hole ET-08-05 Drilled approximately 80m east of hole ET-08-04 intersected the Avino vein 293.35 – 302.70 (9.35m) . It is well off the ET shoot and did not intersect significant gold or silver values but copper values are of interest:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
290.95	292.30	1.35	Main Avino Vein	0.172	16.7	533	3964	643
292.30	293.35	1.05		0.096	0.5	581	5078	2842
293.35	294.85	1.50		0.379	30.8	2116	8000	559
294.85	296.35	1.50		0.050	12.3	2654	7063	582
296.35	297.60	1.25		0.568	67.3	3564	3688	164
297.60	299.10	1.50		0.062	42.4	5360	1771	688
299.10	300.60	1.50		0.020	31.8	14900	896	3473
300.60	301.70	1.10		0.060	34.4	11300	282	1743
301.70	302.70	1.00		0.130	44.2	10000	469	1265

Hole ET-08-06 Intersects the Avino vein 60m east of final working face on level 11 ½. The Avino vein is wide: 237.60 – 288.70m (51.10m) but gold and silver values are low although some high copper grades were intersected on the foot wall side of the vein:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
237.60	238.25	0.65	Main Avino Vein	0.140	74.2	3526	7260	909
238.25	239.75	1.50		0.065	22.4	2260	344	383
239.75	241.25	1.50		0.020	8.7	883	43	528
241.25	242.75	1.50		0.115	10.1	2249	374	1981
242.75	244.25	1.50		0.045	8.7	2641	40	631
244.25	245.75	1.50		0.105	14.4	3472	87	651
245.75	247.25	1.50		0.072	17.1	4780	41	876
247.25	248.75	1.50		0.053	20.5	6107	100	950
248.75	250.25	1.50		0.100	11.0	4619	191	1044
250.25	251.75	1.50		0.120	10.4	4869	282	784

251.75	253.25	1.50		0.035	4.0	1261	45	662
253.25	254.75	1.50		0.163	14.9	2553	78	835
254.75	256.25	1.50		0.045	25.4	6483	95	734
256.25	257.75	1.50		0.015	12.0	5544	40	871
257.75	259.25	1.50		0.025	39.8	5758	217	521
259.25	260.75	1.50		0.025	20.6	6136	89	465
260.75	262.25	1.50		0.015	10.5	3202	74	327
262.25	263.75	1.50		0.059	24.0	3670	105	533
263.75	265.25	1.50		0.049	28.7	3252	183	718
265.25	266.75	1.50		0.053	14.2	6129	112	584
266.75	268.25	1.50		0.156	47.3	7192	217	399
268.25	269.75	1.50		0.102	19.8	3342	125	326
269.75	271.25	1.50		0.030	9.1	4101	38	414
271.25	272.75	1.50		0.010	9.3	2611	94	455
272.75	274.25	1.50		0.020	7.9	3355	41	391
274.25	275.75	1.50		0.020	16.5	4405	58	496
275.75	277.25	1.50		0.076	82.7	4570	422	979
277.25	278.75	1.50		0.084	58.4	5545	956	593
278.75	280.25	1.50		0.010	16.6	5749	74	659
280.25	281.75	1.50		0.020	18.7	4592	68	575
281.75	283.25	1.50		0.015	16.1	4219	74	651
283.25	284.75	1.50		0.038	23.6	3526	7260	909
284.75	286.25	1.50	Main Avino Vein	<0.005	6.7	2841	22	1225
286.25	287.75	1.50		0.092	49.4	25700	44	2712
287.75	288.70	0.95		0.105	62.5	27200	57	2669

Hole ET-08-08 Drilled approximately 100m east of the ET-08-01 it intersected the main Avino vein 192.95 – 203.25m (10.3m) but gold and silver values were generally low:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
192.95	194.45	1.50	Main Avino Vein	1.456	4.6	318	57	508
194.45	195.95	1.50		0.431	4.4	329	256	502
195.95	197.10	1.15		0.325	13.5	1523	2446	3813
197.10	198.60	1.50		0.100	2.5	133	355	1688
198.60	199.70	1.10		0.048	4.4	101	36	1206
199.70	200.80	1.10		0.046	5.7	69	72	896
200.80	201.75	0.95		0.203	27.2	120	301	627
201.75	203.25	1.50		0.030	6.5	431	43	1048

          Proposed Work Program. As a result of the numerous ore-grade intersections encountered at San Gonzalo, a NI 43-101-compliant resource calculation was underway for this zone. Avino retained David Gunning, P. Eng., a Qualified Person under NI 43-101, to review all results. Avino also plans to extract and process a 10,000-tonne bulk sample from San Gonzalo. This program will provide concentrate for testing at various smelters. In preparation for the sampling, Avino will re-commission a 250-ton circuit at the mill to facilitate the processing of lead-silver ore from San Gonzalo.

          Currently, Avino is planning is to explore new areas of the property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling have been proposed for up to 15 areas of the property. The proposals are now under review by management.

          Applications for permits to the various regulatory agencies were submitted early in the year. Positive response was obtained in each case and the Company is in a position to proceed with the bulk sampling program once the reclamation plan has been submitted and approved. Cost of the program is currently being finalized and the Company is also working on completing the terms for the buyer of its bulk sample concentrate.

          Refurbishing work in the mill has already been done in anticipation that the bulk sample program will proceed. This work includes the reclaim water system, the fine ore bin, its discharge chutes and the take away conveyor. The process water tank has been cleaned and ready for service. The ball mill has been serviced and ready for dynamic testing when the power upgrade has been performed. Mill discharge pumps, cyclone and a bank of flotation cells have been refurbished. Additional work is required in the dewatering section of the plant. The plan is to thickened and vacuum filter the concentrate to produce a concentrate with no more than 12% moisture for bulk shipping in dump trucks. Mining of the bulk sample will be contracted out and a crushing circuit is still required. The Company is looking to purchase a crusher rather than contract out.

          We are planning to acquire and install two crushers to complete the processing circuit. We will then conduct a bulk sample, which will allow us to fine-tune the recovery circuit. Metallurgical testing of sample material from San Gonzalo produced recoveries of up to 90% of contained silver. The bulk sample will also help confirm mineral grades obtained through diamond drilling. We are also investigating potential buyers for the San Gonzalo concentrate, and samples have been shipped to various smelters for testing. We hope to negotiate a contract for concentrate purchase in 2009.

          We received all permits needed to mine the San Gonzalo zone. A Reclamation Plan has been requested and stipulated in the Environmental Permit granted by SEMARNAT (Mexico’s federal department responsible for environmental policy). The reclamation plan is now being developed for submission.

          Our plan for 2009 is to explore new areas of the Avino property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling have been proposed for up to 15 areas of the Avino property. The proposals are now under review by management.

Item 5. Operating and Financial Review and Prospects

          The following discussion and analysis of the operations, results and financial position of the Company for the year ended December 31, 2008, the eleven month period ended December 31, 2007 and the year ended January 31, 2007 should be read in conjunction with the Company’s Consolidated Financial Statements and the notes thereto.

          Our financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. In addition, US GAAP requires investments available for sale to be recorded at fair market value with unrealized gains or losses recognized as part of comprehensive income (loss) unless a decline in value is considered to be other than temporary. Effective for fiscal December 31, 2007 the Canadian GAAP treatment is the same, however in fiscal January 31, 2007 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations. See Note 23 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

A. Operating Results

Results of Operations

          The results of operations are based on a twelve month period for the fiscal year ended December 31, 2008, an eleven month period for the fiscal year ended December 31, 2007, and a twelve month period for the fiscal year ended January 31, 2007. (Refer to Note 2 of the Company’s Consolidated Financial Statements)

Twelve months ended December 31, 2008 compared with the eleven months ended December 31, 2007

Operating and administrative expenses

          General and administrative expenses totaled $1,575,913 for the twelve month period ended December 31, 2008 compared with $868,527 for the eleven month period ended December 31, 2007, an increase of $707,386. The significant increases were $585,800 in stock based compensation and $213,652 related to a write down of the Mexican sales tax receivable with smaller increases in amortization, management fees, regulatory fees and salaries by $823, $8,000, $4,646 and $35,744, respectively. These increases were offset by decreases of $9,813 in general exploration, $20,490 in office and miscellaneous, $17,256 in professional fees, $70,000 in shareholder and investor relations and $23,720 in travel and promotions. Shareholder and investor relations is lower due to expense related to granting of stock options to investor relations service providers in 2007.

          The stock based compensation was higher due to stock options being granted during the year where no options were granted in the prior year. During the year, the Company determined that an allowance should be established for the Mexican Value-Added Tax (“VAT”) in the amount of $213,652. However since the end of the year, the Company has collected in excess of $250,000 and is actively continuing to apply for the refunds. As mentioned above, smaller increases are attributable to a twelve month period in the current financial year as compared to an eleven month period in the prior financial year.

Loss for the year

          Loss for the year was $1,538,876 compared with a loss of $885,863 for the eleven month period ended December 31, 2007, an increase of $653,013. Generally the overall general and administrative costs for the current year were lower than the prior year as mentioned above but these were offset with the VAT allowance, stock based compensation and a lower amount of interest income with differences of $213,652, $585,800 and $212,953, respectively. In addition, the Company recorded a future income tax expense of $98,653 as compared to $501,083 recovery amount in the prior year.

Eleven months ended December 31, 2007 compared with the twelve months ended January 31, 2007

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

B. Liquidity and Capital Resources

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

          During the year, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $1,762,512. There was very little activity on its British Columbia properties. At this time, the Company has no operating revenues but has earned interest income of $146,386 and an option revenue payment of $25,000. The Company will continue to have significant cash on hand to earn interest income throughout the current fiscal year. However, the Company’s cash and cash equivalents will continue to be drawn down by operations and there has been downward pressure on interest rates as well so interest income is expected to decrease as the current year progresses.

          At December 31, 2008, the Company had working capital of $3,401,467 and cash and cash equivalents of $3,575,241. The Company is continuing its exploration program and refurbishing of its mine facility for a bulk sampling program in Mexico. At December 31, 2008, the Company had incurred approximately $1,000,000 of the annual drilling cost for Mexico which was estimated at $1,200,000. The annual cost for the bulk sampling program was estimated at $2,500,000 for capital costs and $400,000 for operating costs. The Company has no significant plans for the British Columbia properties during the remainder of the fiscal year. The Company has sufficient cash on hand to finance the planned exploration work on its mineral properties and maintain administrative operations through December 31, 2009.

          The Company continues in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

          Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

C. Research and Development, Patents and Licenses, etc.

          As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D. Trend Information

          As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E. Off-Balance Sheet Arrangements

          The Company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

          As at December 31, 2008, the Company had the following contractual obligations:

As at	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
December 31, 2008,
the Company had the
following contractual
obligations:
Drilling Contract	$121,950	$121,950	-	-	-
Total	$121,950	$121,950	-	-	-

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

Item 6. Directors, Senior Management and Employees

A.      Directors and Senior Management

          The following is a list of the Company’s directors and senior management as at June 20, 2009. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on June 26, 2009.

Name and Present Position
with the Company	Principal Occupation	Director/Officer Since

Lloyd J. Andrews Director/Chairman	Chairman and Director of Bralorne Gold Mines Ltd. and Coral Gold Resources Ltd.	June 2005

Michael Baybak Director	A business consultant.	June 1990

Gary Robertson Director	Certified Financial Planner, Director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	August 2005

David Wolfin(1) Director/President	Director and VP Finance of Berkley Resources Inc.,
Director and VP Finance of Bralorne Gold Mines
Ltd., Director and VP, Finance, of Levon Resources
Ltd., President and Director of Coral Gold Resources
Ltd. and Gray Rock Resources Ltd. and Director of
	Mill Bay Ventures Ltd. and Cresval Capital Corp.	October 1995

Louis Wolfin Director/CEO	Director and Chief Executive Officer of Bralorne Gold Mine Ltd., Coral Gold Resources Ltd. and Levon Resources Ltd. and Director of Cresval Capital Corp.	August 1969

Dorothy Chin Corporate Secretary	Corporate Secretary of Bralorne Gold Mines Ltd.,
Coral Gold Resources Ltd., Gray Rock Resources
Ltd., Levon Resources Ltd. and Mill Bay Ventures
Inc.; formerly Corporate Secretary of Dentonia
	Resources Ltd.	September 2008

Lisa Sharp Chief Financial Officer	Chief Financial Officer of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sonic Technology Solutions Inc.	June 2008

(1) Mr. David Wolfin is the son of Mr. Louis Wolfin.

B. Compensation

          For purposes of this Item 6(B), “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial years;

each a “Named Executive Officer” (“NEO”).

          Based on the foregoing definition, during the last completed fiscal year of the Company, there were four (4) Named Executive Officers, namely, its CEO, Louis Wolfin, its President, David Wolfin, its current CFO, Lisa Sharp, and its former CFO, Kevin Bales.

1) Compensation Discussion and Analysis

          The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to the NEOs. The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees. No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

          The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

          The process for determining executive compensation relies solely on discussions amongst the board of directors of the Company (the “Board”) with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

          Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Cash payment to add variable component to compensation	Based on corporate and individual performances of key personnel.
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Retain qualified leaders, motivate strong business performance.

2) Summary Compensation Table

          The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2008 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($) (*)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Louis Wolfin CEO and Director	2008	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Lisa Sharp (1) CFO	2008	$11,106	NIL	NIL	NIL	NIL	NIL	NIL	$11,106
David Wolfin (2) President and Director	2008	$96,000	NIL	NIL	NIL	NIL	NIL	NIL	$96,000
Kevin Bales Former CFO	2008	$6,352	NIL	NIL	NIL	NIL	NIL	NIL	$6,352

* The methodology used to calculate the grant date fair value is the last closing price of the Company’s shares before the date of the stock option grant less the exercise price.

(1) Ms. Lisa Sharp was appointed CFO of the Company on June 9, 2008.

(2) The Company paid an aggregate of $96,000 to Intermark Capital Corp., a private BC corporation, controlled by David Wolfin, President and a director of the Company, for management advisory services.

Annual Base Salary

          Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

          The Annual Base Salary paid to the NEOs shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

          The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the NEO during the most recently completed financial year ended December 31, 2008.

Option Based Award

          An Option Based Award is in the form of the grant of an incentive stock option. The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee. The plan currently used by the Company is 2008 Stock Option Plan.

          The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time. For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular filed with the SEC on May 19, 2009.

          The 2008 Stock Option Plan is administered by the Compensation Committee pursuant to the 2008 Stock Option Plan. The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors.

          The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable.

          To date, stock options to purchase a total of up to 1,854,500 shares have been granted and remain outstanding under the Plan, leaving 203,973 options available for issuance. All previous grants of option-based awards are taken into account when considering new grants.

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

          The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2008:

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Louis Wolfin CEO and Director	100,000 180,000 65,000	$1.35 $3.99 $1.65	April 5, 2010 April 26, 2011 Feb. 27, 2013	Nil	Nil	Nil
Lisa Sharp CFO	Nil	N/A	N/A	N/A	N/A	N/A
David Wolfin President and Director	40,000 200,000 65,000	$1.35 $3.99 $1.65	April 5, 2010 April 26, 2011 Feb. 27, 2013	Nil	Nil	Nil
Kevin Bales Former CFO	35,000 50,000	$3.99 $1.65	Dec 31, 2008 Dec 31, 2008	Nil	Nil	Nil

(1) No value was attributed to unexercised options that were out of the money on December 31, 2008.

Incentive plan awards – value vested or earned during the year

          The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2008:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Louis Wolfin CEO & Director	Nil	Nil	Nil
Lisa Sharp CFO	N/A	N/A	N/A
David Wolfin President & Director	Nil	Nil	Nil

(1) No value was attributed to unexercised vested options that were out of the money on December 31, 2008.

4) Pension Plan Benefits

          No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5) Termination and Change of Control Benefits

          The Company does not have any employment contracts with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

6) Director Compensation

          The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended December 31, 2008:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Lloyd Andrews	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Michael Baybak	$3,000	NIL	NIL	NIL	NIL	NIL	$3,000
Gary Robertson	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Victor Chevillon(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(1) The methodology used to calculate the grant date fair value is the last closing price of the Company’s shares before the date of the stock option grant less the exercise price.
(2) Mr. Chevillon resigned as a director of the Company in May 2009.

          The Company pays its independent directors $750 per quarter. Each independent director is also paid $250 per quarter for each committee he serves as a member. Directors who are also executive officers do not receive any compensation in their capacity as directors.

          Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 180,000 shares of the Company at a price of $1.35 per share exercisable on or before April 5, 2010 and September 26, 2010, of which 17,500 have been exercised; 380,000 shares of the Company at a price of $3.99 per share exercisable on or before April 26, 2011, none of which have been exercised; and 140,000 shares of the Company at a price of $1.65 per share exercisable on or before September 27, 2013, none of which have been exercised.

Termination of Employment, Changes in Responsibilities and Employment Contracts

          There are no employment contracts between the Company and its executive officers and the Company has no compensatory plan or arrangement with respect to its executive officers in the event of the resignation, retirement or any other termination of the executive officers’ employment with the Company or in the event of a change of control of the Company or in the event of a change in the executive officers’ responsibilities following a change in control, where in respect of the executive officers the value of such compensation exceeds $100,000.

C.      Board Practices

          The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the Board is not a member of management. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General Meeting, held on June 26, 2009, the shareholders elected Messrs. Andrews, Baybak, Robertson, Wolfin, and Wolfin as directors.

          The Board has considered the relationship of each director to the Company and currently considers three of the five directors to be “unrelated” (Messrs. Andrews, Baybak, and Robertson). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

          Two of the directors (Messrs. Wolfin and Wolfin) are related family members.

          Procedures are in place to allow the Board to function independently. At the present time, the Board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independent of management and other directors.

Mandate of the Board of Directors, its Committees and Management

          The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the audit committee, and in conjunction with its auditors, the board assesses the adequacy of the Company’s internal control and management information systems. The board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal mandate for the board of directors, the chief executive officer and the chief financial officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the board. The board meets as required. The board and committees may take action at these meetings or at a meeting by conference call or by written consent.

Committees

Audit Committee

          The Audit Committee assists the board in its oversight of the Company’s financial statements and other related public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company’s auditors. The Audit Committee reviews the Company’s financial statements and related management’s discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

          The Audit Committee currently consists of three directors (Messrs. David Wolfin, Lloyd J. Andrews and Gary Robertson). Two of the members are unrelated and all of whom are financially literate, and have accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

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

Compensation Committee

          The Compensation Committee recommends to the Board the compensation of the Company’s Directors and the Chief Executive Officer which the Compensation Committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

          The Compensation Committee consists of two unrelated directors (Messrs. Robertson and Andrews) and one related director (Mr. D. Wolfin). It is intended that the Compensation Committee will eventually be comprised of solely unrelated directors.

Corporate Governance Committee

          The Corporate Governance Committee assists the Board in establishing the Company’s corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition and functioning of the Board and its committees and making recommendations to the Board as appropriate. When considering nominees to the Board, the Corporate Governance Committee’s mandate requires that it consider the current composition of the Board and give consideration to candidates having experience in the industry, life experience and background. The Corporate Governance Committee is also responsible for the Company’s corporate governance guidelines. The Corporate Governance Committee may retain legal or other advisors.

          The Corporate Governance Committee currently consists of three directors (Messrs. Lloyd J. Andrews, Gary Robertson and Louis Wolfin). Messrs. Andrews and Robertson are unrelated directors. It is intended that the Corporate Governance Committee will eventually be comprised solely of unrelated and independent directors.

D.      Employees

          As at December 31, 2008, the Company has 11 employees located in Mexico, nine with Cia Minera and two with Oniva.

E.      Share Ownership

          The following table sets forth the share ownership of the directors and officers of the Company as of May 5, 2009.

Name of Beneficial Owner	Number of Shares	Percent
Lloyd Andrews	6,500	*
Michael Bayback	2,400	*
Gary Robertson	13,000	*
David Wolfin	74,700	*
Louis Wolfin	4,345	*
Dorothy Chin	Nil	N/A
Lisa Sharp	Nil	N/A
*Less than one percent

Outstanding Options

          The following information, as of May 5, 2009, reflects outstanding options held by the Named Executive Officers:

			Exercise
	No. of Shares	Date of Grant	Price	Expiration Date

Louis Wolfin	100,000	April 5, 2005	$1.35	April 5, 2010
CEO & Director	180,000	April 26, 2006	$3.99	April 26, 2011
	65,000	Feb. 27, 2008	$1.65	Feb. 27, 2013

			Exercise
	No. of Shares	Date of Grant	Price	Expiration Date
Lisa Sharp	Nil	N/A	N/A	N/A
CFO

David Wolfin	40,000	April 5, 2005	$1.35	April 5, 2010
President &	200,000	April 26, 2006	$3.99	April 26, 2011
Director	65,000	Feb. 27, 2008	$1.65	Feb. 27, 2013

Item 7. Major Shareholders and Related Party Transactions

A.      Major Shareholders

          To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

          As of June 26, 2009, to the knowledge of the Company, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

B.      Related Party Transactions

          During the year ended December 31, 2008, the Company paid, or made provision for the future payment of the following amounts to related parties:

i)

$188,158 (December 31, 2007 - $153,733; January 31, 2007 - $119,857) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva International”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$96,000 (December 31, 2007 - $88,000; January 31, 2007 - $87,000) to a private company controlled by a director of the Company for management fees;

iii)	$30,000 (December 31, 2007 - $ 27,500; January 31, 2007 - $30,000) to a private company controlled by a director of a related company for consulting fees;

iv)	$16,789 (December 31, 2007 - $Nil; January 31, 2007 - $Nil) to a private company controlled by a director for geological consulting services;

v)	$34,698 (December 31, 2007 - $36,100; January 31, 2007 - $36,600) to a private company controlled by a director of a related company for geological consulting services;

vi)	$Nil (December 31, 2007 - $40,513; January 31, 2007 - $84,279) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company;

vii)	$Nil (December 31, 2007 - $65,577; January 31, 2007 - $53,837) in drilling expenses to ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva International; and

viii)	$15,000 (December 31, 2007 - $13,750; January 31, 2007 - $7,500) to directors of the Company for directors fees.

          The amounts due to related parties consist of $145,011 (December 31, 2007 - $147,424) due to Oniva; $9,000 (December 31, 2007 - $18,250) due to directors of the Company for directors fees; $Nil (December 31, 2007 - $3,707) due to a director of a related public company for expense reimbursements; $16,789 (December 31, 2007 - $Nil) due to a director of the Company for geological services; $Nil (December 31, 2007 - $2,684) due to a company controlled by a director of a related public company for geological services; and $Nil (December 31, 2007 - $4,578) due to ABC Drilling.

          All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

C.      Interests of Experts and Counsel

          Not Applicable.

Item 8. Financial Information

A.      Consolidated Statements and Other Financial Information

          The following financial statements of the Company are attached to this Annual Report:

  Audit Report of Independent Registered Public Accounting Firm;

  Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007;

  Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2008, the eleven months ended December 31, 2007 and the year ended January 31, 2007;

  Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2008, the eleven months ended December 31, 2007 and the year ended January 31, 2007;

  Consolidated Statements of Cash Flows for the year ended December 31, 2008, the eleven months ended December 31, 2007 and the year ended January 31, 2007; and

  Notes to the Consolidated Financial Statements for the year ended December 31, 2008, the eleven months ended December 31, 2007 and the year ended January 31, 2007.

Dividend Policy

          The Company has never paid any dividends and does not intend to in the near future.

B.      Significant Changes

          None.

Item 9. The Offer and Listing

A.      Offer and Listing Details

          As of June 26, 2009, there were 319 holders of record in the United States holding 23.28% of the Company’s outstanding common shares representing approximately 78.18% of the total shareholders. The Company’s common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Investor Services Inc. in the City of Vancouver, the registrar and transfer agent for the common shares.

          The following sets forth the high and low prices expressed in Canadian Dollars on the TSX-V for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V
	(Canadian Dollars)
Last Six Months	High	Low
June 2009	0.82	0.60
May 2009	0.62	0.475
April 2009	0.59	0.38
March 2009	0.80	0.53
February 2009	0.83	0.57
January 2009	0.73	0.50

2008	High	Low
Fourth Quarter ended December 31, 2008	0.99	0.18
Third Quarter ended September 30, 2008	1.38	0.77
Second Quarter ended June 30, 2008	1.70	1.34
First Quarter ended March 31, 2008	1.74	1.55

2007	High	Low
Fourth Quarter ended December 31, 2007	1.83	1.46
Third Quarter ended October 31, 2007	2.07	1.53
Second Quarter ended July 31, 2007	2.30	1.69
First Quarter ended April 30, 2007	2.75	1.83

Last Five Fiscal Years	High	Low
2008	1.78	0.18
2007(1)	2.75	1.46
2007(2)	4.48	1.50
2006	2.29	1.11
2005	2.50	1.00

(1) Year ended December 31, 2007 consisted of eleven months.
(2) Year ended January 31, 2007 consisted of twelve months.

B.      Plan of Distribution

          Not Applicable.

C.      Markets

          The common shares of the Company are listed on the TSX-V under the symbol “ASM”, on the FSE under the symbol “GV6” and quoted in the United States on the OTCBB, under the symbol “ASGMF”.

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

Shareholders

          An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holders representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, referred to as the “Investment Act”, discussed below under “Item 10. Additional Information, D. Exchange Controls.”

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

C.      Material Contracts

          The Company entered into a share exchange agreement dated for reference June 9, 2004 with Pedro Sanchez Mejorada, Fernando Ysita Del Hoyo, Francisco Ysita del Hoyo, Bernardo Ysita del Hoyo, Carlos Ysita del Hoyo, Manuel Ysita del Hoyo, Eduardo Ysita del Hoyo, Mercedes Ysita del Hoyo, Cia Minera and Promotora in connection with the acquisition of the remaining 51% interest in Cia Minera. The consideration to be paid by the Company for the 51% interest consists of four million common shares of the Company. This agreement was subject to a number of conditions including a satisfactory due diligence review and final regulatory approval. The TSX-V approved the agreement on October 18, 2005. The acquisition of an additional 39.25% interest in Cia Minera was completed on July 17, 2006 for consideration of 3,164,702 common shares of the Company and the acquisition of a further 1.1% from an estate for no additional consideration was completed on December 21, 2007. On February 16, 2009, the Company’s subsidiary, Cia Minera, held a Shareholders Meeting to increase the capital through capitalization of loans advanced to Cia Minera by the Company. As a result, the Company’s ownership interest in Cia Minera has increased to 99.28% .

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

          The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico. As at December 31, 2008 the Company is committed to drilling services at an estimated cost of $121,950, (services denominated in USD$100,123). Alternatively, the Company could terminate the contract at a cost of $54,200 (USD$44,499). Management expects that the Company’s drilling services requirement in fiscal 2009 will likely exceed the minimum commitment amount.

          The Company entered into an agreement in which monthly operation services will be performed through to September 2009 in Durango, Mexico at a total committed cost of $93,177 (services denominated in US$76,500).

          Please refer to Note 15 of the financial statements included elsewhere in this Annual Report (Item 17) for further disclosure regarding material commitments.

D.      Exchange Controls

          Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed below under “Item 10. Additional Information, E. Taxation.”

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

E.      Taxation

Canadian Federal Income Tax Consequences

          The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a “U.S. Holder”. This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the “Tax Act”, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the “Treaty”. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

          Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

          The Company believes that it is a passive foreign investment company, referred to as a “PFIC” for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

          Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a “qualified electing fund”, referred to as a “QEF” (described below), or (ii) marks the stock to market (described below), the following rules apply:

1.

Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor’s holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

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

          Because the Company’s stock is “marketable” under section 1296(e), a United States Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the United States Investor has marked to market, coordination rules for limited application will apply in the case of a United States Investor that marks to market PFIC stock later than the beginning of the shareholder’s holding period for the PFIC stock.

          Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations

          Sections 951 through 964 and Section 1248 of the Internal Revenue Code, referred to as the “Code”, relate to controlled foreign corporations, referred to as “CFCs”. A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

          The 10% United States shareholders of a CFC are subject to current United States tax on their pro-rata shares of certain income of the CFC and their pro-rata shares of the CFC’s earnings invested in certain United States property. The effect is that the CFC provisions may impute some portion of such a corporation’s undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

          The Company does not believe that it will be a CFC. It is possible that the Company could become a CFC in the future. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company

          A corporation will be classified as a personal holding company, or a “PHC”, if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation’s stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

          A corporation will be classified as a foreign personal holding company, or an “FPHC”, and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation’s stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC’s undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

          A corporation will be classified as a foreign investment company, or an “FIC”, if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation’s stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder’s ratable share of the corporation’s earnings and profits for the period during which such stock was held.

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

          The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor’s federal income tax liability.

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

F.      Dividends and Paying Agents

          Not Applicable.

G.      Statement by Experts

          Not Applicable.

H.      Documents on Display

          The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          None.

Item 15T. Controls and Procedures

Disclosure Controls and Procedures

          As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.”

          Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. Our company intends to remediate the material weaknesses as set out below.

          Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected.

Management’s Report on Internal Control Over Financial Reporting

          Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that our company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

          Our management, including our principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2008 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2008 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

          Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2008. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2009: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

          Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

          Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Control Over Financial Reporting

          There were no changes in internal control over financial reporting in the year ended December 31, 2008. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2008, conducted by our principal executive officer, principal financial officer and an independent consultant, we expect to make such changes in the year ended December 31, 2009.

Item 16A. Audit Committee Financial Expert

          The Board determined that Mr. Gary Robertson is qualified as an Audit Committee Financial Expert. Mr. Robertson is independent as determined by the NASDAQ listing rules.

Item 16B. Code of Ethics

          The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same. In the event that it is determined a code of ethics is necessary, an appropriate code will be implemented.

Item 16C. Principal Accountant Fees and Services

          The independent auditor for the year ended December 31, 2008, the eleven-month period ended December 31, 2007 and for the year ended January 31, 2007 was Manning Elliott LLP.

Audit Fees

          The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the Company’s year ended December 31, 2008 were $64,500 (December 31, 2007: $85,000; January 31, 2007: $101,800).

Audit-Related Fees

          The audit-related fees billed by Manning Elliott LLP for the year ended December 31, 2008 were $2,880 (December 31, 2007: $4,636; January 31, 2007: $5,438).

Tax Fees

          The tax fees billed by Manning Elliott LLP for the year ended December 31, 2008 are estimated to be $4,000 (December 31, 2007: $4,830; January 31, 2007: $3,000).

All Other Fees

          The aggregate fees billed by Manning Elliott LLP for advisory and review services relating to the Company’s annual report on Form 20-F for the year ended December 31, 2008 are estimated to be $5,000 (December 31, 2007: $5,460; January 31, 2007: $4,500).

          The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2008. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

          Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          None.

Part III

Item 17. Financial Statements

          The following financial statements pertaining to the Company are filed as part of this Annual Report:

Audit Report of Independent Registered Public Accounting Firm	70

Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007	71

Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2008, eleven months ended December 31, 2007 and the year ended January 31, 2007	72

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2008, eleven months ended December 31, 2007 and the year ended January 31, 2007	73

Consolidated Statements of Cash Flows for the year ended December 31, 2008, eleven months ended December 31, 2007, and the year ended January 31, 2007	74

Notes to the Consolidated Financial Statements for the year ended December 31, 2008, eleven months ended December 31, 2007, and the year ended January 31, 2007	75 thru 99

Item 18. Financial Statements

          See Item 17.

Item 19. Exhibits

Exhibit Number	Name

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*

1.2.	Articles of Avino Silver & Gold Mines Ltd.*

4.1	Share Purchase Agreement dated March 22, 2004*

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer

12.2	Certification of the Principal Financial Officer

13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer

13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer

__________________________________________
* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the year ended December 31, 2008,
the eleven-months ended December 31, 2007 and the year ended
January 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the consolidated balance sheets of Avino Silver & Gold Mines Ltd. as at December 31, 2008 and 2007 and January 31, 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity , and cash flows for the year ended December 31, 2008, the eleven-month period ended December 31, 2007 and the year ended January 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and January 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2008, the eleven-month period ended December 31, 2007 and the year ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 28, 2009

COMMENTS BY AUDITORS ON CANADA-UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 28, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 28, 2009

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	December 31,
	2008	2007

ASSETS
Current
Cash and cash equivalents	$3,575,241	$6,342,481
Interest receivable	2,939	19,183
Sales tax recoverable (Note 9)	387,007	394,549
Prepaid expenses and other assets	11,487	32,317

	3,976,674	6,788,530

Property, Plant & Equipment (Note 6)	1,176,013	1,085,390
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 7)	14,861,524	13,096,805
Investments in Related Companies (Note 8)	106,519	214,715

	$20,126,230	$21,190,940

LIABILITIES
Current
Accounts payable and accrued liabilities	$404,407	$520,710
Amounts due to related parties (Note 13(a))	170,800	176,788

	575,207	697,498

Future income tax liability	1,933,569	1,834,916

	2,508,776	2,532,414
SHAREHOLDERS’ EQUITY
Share Capital (Note 10)	33,112,072	33,112,072
Contributed Surplus	7,893,742	7,287,742
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)

	40,903,945	40,297,945

Accumulated other comprehensive (loss) income	(103,566)	4,630
Deficit	(23,182,925)	(21,644,049)

	(23,286,491)	(21,639,419)

	17,617,454	18,658,526

	$20,126,230	$21,190,940

Nature of Operations – Note 1
Subsequent Events – Note 22

Approved by the Board of Directors:

“Louis Wolfin”	Director	“David Wolfin”	Director

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

		(Note 2)
		Eleven-months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007

Operating and Administrative Expenses
Amortization	$2,869	$2,046	$2,677
General exploration	8,823	18,636	106,899
Investor relations (Note 12)	193,192	263,192	464,806
Management fees	96,000	88,000	87,000
Office and miscellaneous	121,353	141,843	146,348
Professional fees	179,299	196,555	127,441
Regulatory and compliance fees	25,821	21,175	34,416
Salaries and benefits	109,354	73,610	87,813
Sales tax recoverable written off (Note 9)	213,652	-	-
Stock-based compensation (Note 11)	585,800	-	2,860,603
Travel and promotion	39,750	63,470	96,731
	1,575,913	868,527	4,014,734

Other Income (Expenses)
Interest income	146,386	359,339	430,231
Foreign exchange loss	(38,481)	(32,301)	(30,455)
Litigation settlement (Note 19)	2,785	(759,302)	-
Mineral property option revenue (Note 7)	25,000	-	-
Misappropriation loss (Note 20)	-	(86,155)	-
Equity loss (Note 4)	-	-	(33,581)

LOSS BEFORE INCOME TAX	(1,440,223)	(1,386,946)	(3,648,539)
Future income tax recovery (expense) (Note 18)	(98,653)	501,083	-

NET LOSS	(1,538,876)	(885,863)	(3,648,539)

Other Comprehensive Loss
Unrealized loss on investments in related companies (Note 8)	(108,196)	(12,487)	-

COMPREHENSIVE LOSS	$(1,647,072)	$(898,350)	$-

Loss per Share - Basic and Diluted	$(0.07)	$(0.04)	$(0.20)

Weighted Average Number of Shares Outstanding	20,584,727	20,584,727	18,385,007

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Shareholders’ Equity
For the year ended December 31, 2008, eleven month period ended December 31, 2007 and year ended January 31, 2007
(Expressed in Canadian dollars)

							Accumulated
	Number of						Other	Total
	Common		Share	Treasury	Contributed		Comprehensive	Shareholders’
	Shares	Capital Stock	Receivable	Shares	Surplus	Deficit	Income (Loss)	Equity

Balance, January 31, 2006	11,962,075	$19,264,265	$(5,940)	$(101,869)	$1,070,699	$(17,109,647)	$-	$3,117,508
Net loss for the year						(3,648,539)		(3,648,539)
Common shares issued for cash:
Private Placement	5,000,000	10,000,000	-	-	-	-	-	10,000,000
Fair value of warrants issued for private
placement		(3,578,383)	-	-	3,578,383	-	-	-
Share issuance costs		(823,728)	-	-	-	-	-	(823,728)
Exercise of options	456,700	585,866	-	-	-	-	-	585,866
Exercise of warrants	1,250	3,125	-	-	-	-	-	3,125
Shares issued for Cia Minera acquisition	3,164,702	7,215,521	-	-	-	-	-	7,215,521
Transfer from contributed surplus on
exercise of options	-	443,831	-	-	(443,831)	-	-	-
Transfer from contributed surplus on
exercise of warrants	-	1,575	-	-	(1,575)	-	-	-
Stock-based compensation expense	-	-	-	-	3,056,203	-	-	3,056,203
Balance, January 31, 2007	20,584,727	33,112,072	(5,940)	(101,869)	7,259,879	(20,758,186)	-	19,505,956

Transitional adjustment for fair value of
investments	-	-	-		-	-	17,117	17,117

Shares issued for proceeds receivable			5,940					5,940
Net loss for the period	-	-	-	-	-	(885,863)	-	(885,863)
Unrealized loss on investments	-	-	-	-	-	-	(12,487)	(12,487)
Stock-based compensation (Note 11)	-	-	-	-	27,863	-	-	27,863
Balance, December 31, 2007	20,584,727	33,112,072	-	(101,869)	7,287,742	(21,644,049)	4,630	18,658,526
Net loss for the year	-	-	-	-	-	(1,538,876)	-	(1,538,876)
Unrealized loss on investments	-	-	-	-	-	-	(108,196)	(108,196)
Stock-based compensation (Note 11)	-	-	-	-	606,000	-	-	606,000
Balance, December 31, 2008	20,584,727	$33,112,072	$-	$(101,869)	$7,893,742	$(23,182,925)	$(103,566)	$17,617,454

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

		(Note 2)
	Year ended	Eleven-months
	December 31,	ended December	Year ended
	2008	31, 2007	January 31, 2007
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss	$(1,538,876)	$(885,863)	$(3,648,539)
Adjustments for non-cash items:
Amortization	2,869	2,046	2,677
Sales tax recoverable written off	213,652	-	-3
Stock-based compensation	585,800	-	2,860,603
Stock-based compensation included in investor relations	20,200	27,863	195,600
Equity loss	-	-	33,581
Future income tax expense (recovery)	98,653	(501,083)	-
	(617,702)	(1,357,037)	(556,078)
Net change in non-cash working capital (Note 14)	(291,327)	(987,164)	61,750
	(909,029)	(2,344,201)	(494,328)

FINANCING ACTIVITIES
Collection of share proceeds receivable	-	5,940	56,732
Shares issued for cash, net	-	-	9,511,593
	-	5,940	9,568,325

INVESTING ACTIVITIES
Advances to Cia Minera prior to acquisition of control	-	-	(297,485)
Mineral property exploration expenditures	(1,764,719)	(2,292,156)	(777,586)
Property, plant and equipment purchases	(93,492)	(72,208)	(18,331)
Reclamation bonds	-	-	(2,500)
	(1,858,211)	(2,364,364)	(1,095,902)
Increase (decrease) in cash and cash equivalents	(2,767,240)	(4,702,625)	7,978,095
CASH AND CASH EQUIVALENTS, Beginning	6,342,481	11,045,106	3,067,011
CASH AND CASH EQUIVALENTS, Ending	$3,575,241	$6,342,481	$11,045,106

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$-	$87	$16
3,164,702 shares issued for acquisition of Cia Minera -Non-cash
investing	-	-	7,215,520

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
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

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will be required to raise new financing through the sale of shares or issuance of debt to continue with the exploration and development of its mineral properties. Although management intends to secure additional financing as may be required, there can be no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. These audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - CHANGE OF FISCAL YEAR END

During 2007, the Company changed its fiscal year end from January 31st to December 31st to correspond to the December 31st fiscal year end of the Company’s Mexican operating subsidiaries, which report on a calendar year basis. The effect of this change resulted in a comparative eleven months fiscal period ended December 31, 2007 for the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

i)	Basis of presentation

These consolidated financial statements have been prepared in Canadian Dollars in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its Mexican subsidiaries. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in Note 24. All significant inter-company balances and transactions have been eliminated on consolidation. The Company’s Mexican subsidiaries are Oniva Silver and Gold Mines S.A., (“Oniva Silver”) which is wholly-owned, Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has a direct 79.09% ownership, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has a 50.0% direct ownership and an additional 39.35% indirect effective ownership held through Promotora.

The Company acquired control of Promotora and Cia Minera on July 17, 2006 (see Note 4). Prior to the acquisition of control, the Company accounted for its 49% ownership of Cia Minera using the equity method. Under the equity method, the Company’s original investment in Cia Minera was recorded at cost, and subsequently adjusted to reflect the Company’s share of earnings or loss in Cia Minera.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i)	Basis of presentation (continued)

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

The mine mill, machinery, plant facilities and equipment (see Note 6) were acquired on July 17, 2006 and are not in active use, as the Company is in the process of refurbishing these assets. Accordingly, these assets are considered to be under reconstruction and no amortization has been recorded on them.

iv)	Mineral properties, deferred exploration and development expenditures

The Company follows CICA Accounting Guideline 11, Enterprises in the Development Stage. Mineral property acquisition, exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests based on the observed trading price of the shares. Mineral exploration costs such as field labour and consultants, geology and assaying, and mining claims are capitalized and carried at cost until the properties to which they relate are placed into production, sold or management determines a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan will be expensed as incurred after production has commenced.

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
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

Investments in shares of public companies traded on an active market over which Avino does not have control or exercises significant influence are classified as available-for-sale and accounted for at fair market value, based upon quoted market share prices at the consolidated balance sheet date. Unrealized gains or losses on these investments are recorded as other comprehensive income or loss, unless a decline in value is considered to be other than temporary. Purchases and sales of investments are measured on a settlement date basis.

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

Effective February 1, 2007 comprehensive loss is comprised of the sum of the net loss and other comprehensive income or loss which includes unrealized gains or losses from changes in the fair market value of available-for-sale investments, changes in the fair market value of derivative instruments designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. The Company does not have any derivative instruments or self-sustaining foreign operations and currently the Company’s other comprehensive income (loss) is comprised only of changes in the fair value of the Company’s available-for-sale investments.

viii)	Financial instruments

(a)	Classification

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

viii)	Financial instruments (continued)

	(a)	Classification (continued)

The Company has classified its cash and cash equivalents as held-for-trading. Advances to related companies and amounts receivable are classified as loans and receivables. Investments in related companies are classified as available-for-sale. Accounts payable and amounts due to related parties are classified as other liabilities. Interest receivable is classified as held for trading.

	(b)	Fair values

The Company’s financial instruments consist of cash and cash equivalents, interest receivable investments in related companies, accounts payable and amounts due to related parties. The carrying amounts of these short-term financial instruments are a reasonable estimate of their fair value because of their current nature, and the investments in related companies are carried at fair values determined in accordance with the Company’s accounting policy.

	(c)	Transaction costs

Transaction costs attributable to the acquisition or issue of financial assets or financial liabilities, other than those classified as held-for-trading, are added to the initial fair value amount to match the costs with the related transactions.

	(d)	Interest rate risk

In management’s opinion, the Company is not exposed to significant interest rate risk.

	(e)	Foreign exchange rate risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (“MXN”) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $148,089 (MXN$1,672,752), and accounts payable denominated in pesos totalling $317,960 (MXN$3,591,562). The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

	(f)	Credit risk

The Company’s cash and equivalents are primarily held in a GIC and in accounts with Canadian financial institutions, and as at December 31, 2008 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance. To minimize the credit risk on cash and cash equivalents the Company uses high quality financial institutions.

	(g)	Liquidity risk

The Company ensures its holding of cash and cash equivalents is sufficient to meet its operational requirements. The Company handles its liquidity risk through the management of its capital structure. All of the Company’s financial liabilities have contractual maturities of approximately 30 days or are due on demand and are subject to normal trade terms.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

viii)	Financial instruments (continued)

(h) Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The sale of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity prices. The Company is exposed to market risk in trading its investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company’s investments are accounted for at estimated fair values and are sensitive to changes in market prices, such that changes in market prices result in a proportionate change in the carrying value of the Company’s investments.

(i) Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the year which a change in foreign exchange rates would have had. A change of +/- 10% in MXN$ foreign exchange rate would have an impact of approximately +/- $20,692 on the Company’s net loss. This impact results from the Company’s MXN$ based balances of monetary assets and liabilities.

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

For the year ended December 31, 2008, the period ended December 31, 2007 and the year ended January 31, 2007, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the affect of this dilution is to reduce the reported loss per share (anti-dilutive), fully diluted loss per share information has not been shown.

xiii)	Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations, including site restoration costs in the year in which such liabilities are incurred and can be reasonably estimated. Upon recognition of an asset retirement obligation, the site restoration costs are capitalized as a part of the mineral property. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company estimated its site restoration costs as at December 31, 2008 to be $nil (December 31, 2007 - $nil) as significant disturbance of sites giving rise to restoration obligations has not yet occurred.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
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

Impairment in the carrying value of non-producing mineral properties may occur when one of the following conditions exists:

	(a)	the Company’s work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

	(b)	exploration results are not promising and no more work is being planned in the foreseeable future on the property; or

	(c)	the remaining lease terms for the property are insufficient to conduct necessary studies, exploration work, or mineral extraction.

Once impairment has been determined in the carrying value of a mineral property, it will be written-down to fair value. Amounts shown for mineral properties reflect costs incurred to date, less impairments, and are not intended to reflect present or future values.

xv)	New Accounting Standards

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

a)

CICA Section 1400 General Standards of Financial Statement Presentation provides revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern. The required disclosure is included in Note 1 to the financial statements.

b)

CICA Section 1535 Capital Disclosures requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The required disclosure is included in Note 16 to these financial statements.

c)

CICA Section 3862 Financial Instruments - Disclosures and CICA Section 3863 Financial Instruments - Presentation replace Section 3861 Financial Instruments - Disclosure and Presentation. Section 3862 provides users with information to evaluate the significant of the financial instruments of the entity’s financial position and performance, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards did not result in a material impact on the company’s financial statements and the enhanced disclosures of financial instrument risks are included in Note 3 (viii).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

xvi)	Recent Accounting Pronouncements

(a)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements and will continue to invest in training and necessary resources to complete the conversion. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

(b)

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

(c)

CICA Section 1582 Business Combinations, which replaces Section 1581, establishes standards for the accounting for business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, Business Combinations. This new standard require assets acquired and liabilities assumed, including contingent liabilities to be measured at fair value and all acquisition costs be expensed. This standard is effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

(d)

CICA Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in consolidated financial statements subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, Consolidated and Separate Financial Statements. These new standards require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. These standards are effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
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

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 7).

The July 17, 2006 acquisition was accomplished by a share exchange in which the Company issued 3,164,702 shares as consideration for the purchase of the additional 39.25% interest in Cia Minera. The shares issued as consideration were valued based on the July 17, 2006 closing market price per share of $2.28. The acquisition was accounted for using the purchase method and these consolidated financial statements include the assets, liabilities and operations of these subsidiaries beginning on July 17, 2006, the date of acquisition of control. The acquisition of the 39.25% interest described above did not include an effective 1.1% interest to be acquired from an estate subject to approval and transfer of the shares to the Company by the trustee for that estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration. As at December 31, 2007 and 2008 the Company’s ownership interest in Cia Minera is 89.35% . (See Note 22(a)) The cost of the acquisition of Cia Minera was comprised as follows:

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

$7,161,534

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 4 - ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

Prior to the July 17, 2006 acquisition of the additional 39.25% in Cia Minera, the Company accounted for its original 49% interest using the equity method.

Prior to fiscal 2006, the Company had determined that it did not have a commitment or obligation to Cia Minera and accordingly did not record its equity interest in the losses of Cia Minera. During fiscal 2006 the Company determined that it had a commitment to Cia Minera. Accordingly, it began to recognize in operations its equity interest in the losses of Cia Minera. In fiscal 2006, the Company recognized into operations its interest in previously unrecorded equity losses of Cia Minera in the amount $342,596. During the year ended January 31, 2007 the Company recognized a further $33,581 of equity losses in Cia Minera, resulting in cumulative equity losses recognized of $376,177 in Cia Minera prior to the acquisition of control on July 17, 2006.

NOTE 5 - NON-CONTROLLING INTEREST

The Company has an 89.35% interest in its subsidiary Cia Minera, and the remaining 10.65% portion is presented as a non-controlling interest. (See Note 22(a)) The non-controlling interest in Cia Minera’s cumulative losses has been recorded as a net amount recoverable by the Company from Cia Minera, net of a valuation allowance, since the owners of the 10.65% minority interest in Cia Minera do not have a demonstrated commitment towards funding their share of Cia Minera’s net losses. Accordingly, the non-controlling interest in the Cia Minera operating losses recoverable are not recognized as an asset in these financial statements.

The carrying amount of the non-controlling interest is comprised as follows:

Non-controlling interest in Cia Minera recoverable at acquisition, July 17, 2006	$111,874
Non-controlling interest in Cia Minera’s net loss recoverable since acquisition	226,591
Loss valuation allowance	(338,465)

Non-controlling interest - net carrying amount	$–

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

			December 31,	December 31,
		Accumulated	2008	2007
	Cost	Amortization	Net Book Value	Net Book Value
Office equipment, furniture and
fixtures	$5,512	$4,318	$1,194	$1,493
Computer equipment	27,642	4,714	22,928	22,309
Mine mill, machinery and
processing plant	1,105,621	-	1,105,621	1,016,823
Mine facilities and equipment	48,416	2,146	46,270	44,765

	$1,187,191	$11,178	$1,176,013	$1,085,390

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 7 - MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, January 31, 2007	$10,225,805	$538,649	$1	$10,764,455

Exploration costs incurred
during year:
Assays	59,901	1,379	-	61,280
Assessment and taxes	13,198	139	-	13,337
Drilling	1,891,527	65,577	-	1,957,104
Field supplies and services	-	911	-	911
Geological	298,706	1,012	-	299,718
Balance, December 31, 2007	$12,489,137	$607,667	$1	$13,096,805

Exploration costs incurred
during year:
Assays	98,442	67	303	98,812
Assessment and taxes	60,565	-	-	60,565
Drilling	1,276,941	-	-	1,276,941
Geological	326,564	387	1,450	328,401

Balance, December 31, 2008	$14,251,649	$608,121	$1,754	$14,861,524

Additional information on the Company’s mineral properties by region is as follows:

(a)	Durango, Mexico

The Company acquired the Durango mineral properties through the acquisition of Cia Minera during the January 31, 2007 year-end (see Note 4). The Company’s subsidiary Cia Minera owns 42 mineral claims in the state of Durango, Mexico.

In addition four core mineral claims are under leased concessions – exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement is valid until October 31, 2010. An ongoing dispute regarding royalties on the leased mineral claims was settled during the period ended December 31, 2007 (see Note 19).

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 7 - MINERAL PROPERTIES (Continued)

(a)	Durango, Mexico (continued)

	(ii)	Stackpole area property

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 7 - MINERAL PROPERTIES (Continued)

(c)	Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

On November 12, 2008, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the excusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory.

To earn a 75% interest in the Eagle Property, Mega Silver must:

•	Incur Exploration Costs totalling $7.1 million over five years

•	Make total cash payments of $400,000 over five years to Avino.

•	Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must:

•

Take the property into production within 3 years, subject to a 2.5% Net Smelter Return and minimum $200,000 annual advance royalty payments payable for 5 years or until production begins (also see Note 22(c)).

During the year, the Company received $25,000 upon execution of the agreement which was recorded in income.

NOTE 8 - INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

			December 31,	December 31,
		Accumulated	2008	2007
		Unrealized	Fair	Fair
	Cost	Gains (losses)	Value	Value

Bralorne Gold Mines Ltd.	$205,848	$(116,274)	$89,574	$197,064
Levon Resources Ltd.	4,236	12,708	16,944	17,650

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

Oniva International Services
Corporation	1	-	1	1
	$210,085	$(103,566)	$106,519	$214,715

Investments in related parties include the following marketable securities as at December 31, 2008: During the year ended December 31, 2008, the Company recognized a $108,196 (December 31, 2007 - $12,487) unrealized loss on investments in related companies classified as available-for-sale in other comprehensive income, representing the change in fair value during the period.

Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $89,575 as at December 31, 2008 (December 31, 2007 - $197,064). Bralorne is a public company with common directors.

NOTE 8 - INVESTMENTS IN RELATED COMPANIES (Continued)

Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $16,944 as at December 31, 2008 (December 31, 2007 - $17,650). Levon is a public company with common directors.

Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 15 for disclosure on the Company’s commitment to Oniva.

NOTE 9 - SALES TAX RECOVERABLE

The Company’s sales tax recoverable consists primarily of the Mexican Value-Added Tax (“VAT”) recoverable. Although the Company has been pursuing the collection of the VAT, management wrote down the value of the VAT recoverable in the amount of $213,652 (MXN$2,228,352) during 2008 to reflect the assessment of the recoverable amount.

NOTE 10 - SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)	Warrants

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

During the year ended December 31, 2008 there were no warrants issued, exercised or expired. On February 29, 2008, the TSX Venture Exchange approved the extension of the expiry date for the warrants expiring on March 20, 2008. The new expiry date for these warrants is March 20, 2009. Subsequent to the year end, the TSX Venture Exchange granted approval to extend these warrants to March 20, 2010 as disclosed in Note 22.

Details of share purchase warrants outstanding as of December 31, 2008 and 2007 are:

		Warrants
Expiry Date	Exercise Price	Outstanding

March 20, 2009	$2.50	2,498,750

(c)	Stock options

The Company has a stock option plan under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 10 - SHARE CAPITAL (Continued)

		Weighted Average
	Underlying Shares	Exercised Price

Stock options outstanding, January 31, 2007	1,476,300	$3.25
Expired or cancelled	(25,000)	$3.99

Stock options outstanding, December 31, 2007	1,451,300	$3.23
Granted	600,000	$1.65
Expired or cancelled	(196,800)	$1.97

Stock options outstanding, December 31, 2008	1,854,500	$2.85

Details of stock options outstanding are:

		December 31, 2008,
		Stock Options	December 31, 2007, Stock
Expiry Date	Exercise Price	Outstanding	Options Outstanding
October 21, 2008	$1.20	-	41,800
April 5, 2010	$1.35	262,000	262,000
September 26, 2010	$1.35	52,500	52,500
March 15, 2011	$2.72	120,000	120,000
April 26, 2011	$3.99	940,000	1,000,000
February 26, 2013	$1.65	480,000	-
		1,854,500	1,476,300

As of December 31, 2008, 1,854,500 stock options (December 31, 2007 – 1,451,300) were exercisable with a weighted average remaining contractual life of 2.62 years (December 31, 2007 – 3.03 years).

NOTE 11 – STOCK-BASED COMPENSATION

During 2008 the Company granted stock options to various officers, directors, consultants and employees of the Company to purchase up to a total of 600,000 common shares at an exercise price of $1.65 per share pursuant to the Company’s stock option plan. The options vested immediately and are exercisable on or before February 26, 2013. The Company recorded stock-based compensation expense in the amount of $585,800 (December 31, 2007 - $Nil; January 31, 2007 - $2,860,603). In addition the Company recorded stock based compensation expenses of $20,200 (December 31, 2007 - $27,863; January 31, 2007 - $195,600) for shareholder and investor relations.

During the 2008 year, 41,800 options expired and 155,000 stock options were forfeited or cancelled.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 11 – STOCK-BASED COMPENSATION (Continued)

The fair value of the options granted to officers, directors and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	Year Ended	Period Ended	Year Ended
	December 31,	December 31,	January 31,
	2008	2007	2007
Assumptions:
Risk-free interest rate	3.32%	–	4.40%
Expected dividend yield	–	–	–
Expected option life (years)	5	–	5
Expected stock price volatility	78.23%	–	91%
Weighted average fair value at grant date	$1.01	–	$2.89

NOTE 12 – INVESTOR RELATIONS EXPENSES

Investor relations expenses consist of expenses related to disseminated publications and other communications with shareholders, required by regulatory or otherwise. In addition, the fair values of stock options granted to investor relations consultants are included in shareholder and investor relations expenses. The fair values of the stock options is calculated using the Black-Scholes option pricing model and is measured and expensed over the 12 month period over which services are provided and the options vest. During 2008 investor relations consultants were granted 20,000 stock options (December 31, 2007 – Nil; January 31, 2007 – 130,000) The shareholder and investor relations expense for 2008 includes $20,200 (December 31, 2007 - $27,863; January 31, 2007 - $195,600) for the fair value of stock options vesting to investor relations consultants. The fair values of these options were calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair values:

	Year Ended	Period	Year Ended
	December 31,	Ended	January 31,
	2008	December 31,	2007
		2007
Assumptions:
Risk-free interest rate (%)	3.32%	3.5	4.1
Expected dividend yield (%)	–	–	–
Expected option life (years)	5	3.0	4.7
Expected stock price volatility (%)	78.23	90	90
Weighted average fair value at grant date	$1.01	-	$2.72

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 13 - RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. The balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)	Amounts due to related parties:

	December 31, 2008	December 31, 2007
Directors	$9,000	$18,250
ABC Drilling Services Inc.	-	4,578
Chevillon Exploration	16,789	-
Frobisher Securities Ltd.	-	3,707
Oniva International Services Corp.	145,011	147,424
Sampson Engineering Inc.	-	2,684
Wear Wolfin Design Ltd.	-	145
	$170,800	$176,788

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

(b)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	Year Ended	Period Ended	Year Ended
	December 31, 2008	December 31, 2007	January 31, 2007

Intermark Capital Corp	$96,000	$88,000	$87,000
Wear Wolfin Design Ltd.	30,000	27,500	30,000
	$126,000	$115,500	$117,000

(c)	The Company recorded the following amounts for other services provided by the following companies:

	Year Ended	Period Ended	Year Ended
	December 31, 2008	December 31, 2007	January 31, 2007
ABC Drilling Services Inc.	$-	$65,577	$53,837
Bralorne Gold Mines Ltd.	-	-	6,854
Chevillon Exploration Consulting	16,789	-	-
Sampson Engineering Inc.	34,698	36,100	36,600
National Media Associates	-	(40,513)	84,279
	$51,487	$142,190	$181,570

(d)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	Year Ended	Period Ended	Year Ended
	December 31, 2008	December 31, 2007	January 31, 2007

Salaries and benefits	$109,354	$72,365	$59,523
Office and miscellaneous	78,804	81,368	60,334
	$188,158	$153,733	$119,857

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 13 - RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

All related party transactions are recorded at the exchange amount, representing the value agreed upon by the Company and the related party, which management believes approximates fair value.

NOTE 14 - SUPPLEMENTARY CASH FLOW INFORMATION

	December 31,	December 31,	January 31,
	2008	2007	2007
Net change in non-cash working capital
items:
Interest receivable	$16,244	$18,996	$(38,179)
Sales taxes recoverable	(206,110)	(338,069)	(61,665)
Prepaid expenses	20,830	21,725	(40,497)
Due from related parties	-	65,770	17,230
Accounts payable and
accrued liabilities	(116,303)	(790,850)	224,755
Due to related parties	(5,988)	35,264	(39,894)

	$(291,327)	$(987,164)	$61,750

NOTE 15 - COMMITMENTS

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 13.

The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico. As at December 31, 2008 the Company is committed to drilling services at an estimated cost of $121,950 (services denominated in USD$100,123). Alternatively, the Company could terminate the contract at a cost of $54,200 (USD$44,499). Management expects that the Company’s drilling services requirement in fiscal 2009 will likely exceed the minimum commitment amount.

The Company has also entered into an agreement in which monthly operating services will be performed through to September 2009 in Durango, Mexico at a total committed cost of $93,177 (services denominated in USD$76,500).

The Company’s subsidiary has various lease agreements for their office premises, use of land and internet at the mine site. The future lease obligations are as follows including the drilling and services agreement noted above:

Amount
2009	$234,299
2010	9,198
2011	6,640
2012	6,640
2013	6,640

$263,417

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 16 – CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

NOTE 17 - SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 7.

NOTE 18 - INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	Year Ended	Period Ended	Year Ended
	December 31,	December 31,	January 31,
	2008	2007	2007
Statutory rate	31.00%	34.12%	34.12%

Income taxes recovered at the Canadian
statutory rate	$446,469	$473,225	$1,244,882
Less permanent differences:
Stock-based compensation	(181,598)	–	(976,038)
Investor relations expense for stock options granted	(6,262)	(9,507)	(66,739)
Reduction for effect of lower Mexican tax rates	(7,160)	(64,829)	(10,644)
Equity based accounting loss for interest in Cia
Minera Mexicana de Avino, S.A. de C.V.	–	–	(11,458)
Other non-tax deductible expenses	(762)	(1,574)	(3,373)

Effect of temporary differences:
Share issuance costs	51,071	71,239	71,239

Valuation allowance on benefit of tax loss	(301,758)	(468,554)	(247,869)

Benefit of Mexican tax losses recognized on reduction of
future income tax liability	(98,653)	501,083	–
Income tax recovery recognized in the year	$(98,653)	$501,083	$–

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 18 - INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to potential future income tax assets are as follows:

	December 31,	December 31,
	2008	2007
Expected tax recovery rate	27%	29%
Non-capital tax losses carried forward	$1,219,963	$1,092,322
Capital tax losses carried forward	323,886	213,470
Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value
of Canadian mineral properties	441,491	507,413
Share issuance costs	88,963	143,329
Tax basis of investments in related companies in excess of book value	47,740	30,793
Undeducted capital cost allowance in excess of book value of Canadian
equipment	56,246	60,325
Future income tax assets	2,178,289	2,047,652
Less: valuation allowance	(2,178,289)	(2,047,652)
Net tax assets	$–	$–

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian future income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The future income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Cia Minera (see Note 4). The carrying values of the Mexican mineral properties, mine plant and equipment reflect the fair values assigned on the acquisition of control of Cia Minera based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The future tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward. The approximate tax effects of each type of temporary difference that gives rise to future income tax liabilities are as follows:

	December 31,	December 31,
	2008	2007
Mexican statutory rate	28%	28%
Book value of mineral properties in excess of tax bases	$3,382,547	$2,889,045
Book value of plant and equipment in excess of tax bases	275,092	275,266
Less: Mexican tax losses carried forward	(1,724,070)	(1,329,395)
Future income tax liability	$1,933,569	$1,834,916

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 18 - INCOME TAXES (Continued)

The Company has capital losses of $1,472,210 carried forward and $4,663,163 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $6,157,392 (denominated in MEX$62,287,279) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2009	$904,279	$–
2010	343,690	1,373,853
2014	568,450	–
2016	–	3,623,246
2017	–	1,160,293
2025	799,044	–
2026	646,331	–
2027	643,498	–
2028	757,871	–
	$4,663,163	$6,157,392

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

During the period ended December 31, 2007, the Company recorded a litigation settlement expense of $759,302 which was the $1,497,604 amount less a prior year accrual of $738,302. The Company paid a $1,398,457 (USD$1,400,000) portion of the settlement in the year ended December 31, 2007 and the $99,130 balance owing (USD$100,000) was paid during the year ended December 31, 2008. This payment during the year resulted in a credit to the litigation settlement of $2,785 due to the foreign exchange difference on the settlement date.

NOTE 20 - MISAPPROPRIATION LOSS

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 21 – COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the financial statements presentation adopted for fiscal 2008.

NOTE 22 – SUBSEQUENT EVENTS

(a)

On February 16, 2009, the Company’s subsidiary, Cia Minera, held a Shareholders Meeting to increase the capital through capitalization of loans advanced to Cia Minera by the Company. As a result, the Company’s ownership interest in Cia Minera has increased to 99.28%.

(b)

On February 25, 2009, the Company amended the term of the warrants issued pursuant to a private placement in March of 2006. The amendment extends the expiry date of 2,498,750 warrants from March 20, 2009 to March 20, 2010.

(c)

On April 1, 2009 the option agreement with Mega Silver (see Note 7(c)) was amended as follows. After earning a 75% interest, an additional 25% interest can be acquired by Mega Silver if commercial production commences. Once a commercial production decision is made Mega Silver shall pay the Company $200,000; and $200,000 on or before each yearly anniversary of the production decision until the later of the fifth anniversary or the date commercial production commences.

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

	December 31,	December 31,
	2008	2007
Balance sheets
Total assets under Canadian GAAP	$20,126,230	$21,190,940
Deferred exploration expenditures (ii)	(14,861,524)	(13,096,805)

Total assets under US GAAP	$5,264,706	$8,094,135

Total liabilities under Canadian GAAP	$2,508,776	$2,532,414
Future income taxes related to mineral properties (ii)	(1,933,569)	(1,834,916)

Total liabilities under US GAAP	$575,207	$697,498

Total deficit under Canadian GAAP	$(23,182,925)	$(21,644,049)
Future income taxes related to mineral properties (ii)	(402,390)	(501,083)
Deferred exploration expenditures (ii)	(14,861,524)	(13,096,805)

Total deficit under US GAAP	$(38,446,839)	$(35,241,937)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	December 31,	December 31,	January 31,
	2008	2007	2007
Consolidated statements of operations
Loss for year under Canadian GAAP	$(1,538,876)	$(885,863)	$(3,684,539)
Future income taxes related to mineral properties (ii)	98,653	(501,083)	-
Exploration expenses (ii)	(1,764,719)	(2,332,350)	(10,277,556)
Net loss for the year under US GAAP (iii)	(3,204,942)	(3,719,296)	(13,962,095)
Comprehensive income (loss) items:
Unrealized gain (loss) on investments (i)	(108,196)	(12,487)	17,116

Net comprehensive loss	$(3,313,138)	$(3,731,783)	$(13,944,979)

Loss per share under US GAAP - basic and diluted	$(0.16)	$(0.18)	$(0.76)

	December 31,	December 31,	January 31,
	2008	2007	2007

Statements of cash flows
Cash flows used in operating activities under
Canadian GAAP	$(909,029)	$(2,344,201)	$(494,328)
Mineral properties expenditures (ii)	(1,764,719)	(2,292,156)	(751,981)
Cash flows used in operating activities
under US GAAP	$(2,673,748)	$(4,636,357)	$(1,246,309)

Cash flows (used in) from investing activities under
Canadian GAAP	$(1,858,211)	$(2,364,364)	$(1,095,902)
Mineral properties expenditures (ii)	1,764,719	2,292,156	751,981

Cash flows (used in) from investing activities
under US GAAP	$(93,492)	$(72,208)	$(343,921)

i)	Investments

US GAAP requires investments available for sale to be recorded at fair market value with unrealized gains or losses recognized as part of comprehensive income (loss) unless a decline in value is considered to be other than temporary. Effective for fiscal December 31, 2007 the Canadian GAAP treatment is the same, however in fiscal January 31, 2007 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations.

ii)	Mineral properties and deferred exploration expenditures

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iii)	Recent adopted accounting standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company’s reported financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, Fair Value Measurements. The adoption of this statement did not have a material effect on the Company’s reported financial position or results of operations.

iv)	Recently issued accounting pronouncements

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United Sates. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iv)	Recent adopted accounting standards (continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: July 15, 2009	AVINO SILVER & GOLD MINES LTD.

By: /s/ David Wolfin
David Wolfin, President
(Principal Executive Officer)

Exhibit Number	Name

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*

1.2.	Articles of Avino Silver & Gold Mines Ltd.*

4.1	Share Purchase Agreement dated March 22, 2004*

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer

12.2	Certification of the Principal Financial Officer

13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer

13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer

___________________________________
* Previously filed.