Form 20-F/A
period 2008-12-31
AVINO SILVER & GOLD MINES LTD
filed 2010-02-10
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

FORM 20-F/A
Amendment No. 1
____________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from _______________ to ________________
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        Date of event requiring this shell company report______________

Commission File Number 0-9266

AVINO SILVER & GOLD MINES LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada
(Address of principal executive offices)

David Wolfin, 455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada,Tel:604-682-3701, Email: dwolfin@oniva.ca
(Name, telephone number, e-mail and/or facsimile number and address of Company contact person)

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
☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

*Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes  ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated File ☐                                                    Accelerated Filer☐                                       Non-Accelerated Filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

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

This Form 20-F/A is being filed by Avino Silver & Gold Mines Ltd., as Amendment No. 1 to its annual report on Form 20-F filed on July 15, 2009. The purpose of this Amendment No. 1 is to amend certain minor inaccuracies and to provide further disclosure for various areas. Information provided on the properties in Item 4.D “Properties, Plant and Equipment” has been amended on pages 18, 19 and 21.  On page 46, further disclosure has been added in Item 5.D “Trend Information”. On page 47, the “Tabular Disclosure of Contractual Obligations” in Item 5.F has been amended. On page 55, further disclosure has been added in Item 6.D “Employees”. On page 98, the consolidated financial statement note 23 has been amended with related disclosure added on pages 100 and 101. The Principal Executive Officer and Principal Financial Officer’s certifications under Item 19 have been revised.  Except to reflect the changes described above, this Amendment No. 1 does not, and does not purport to, modify or update the disclosure contained in the annual report on Form 20-F.

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

Canadian GAAP	Year Ended	Eleven Months Ended
	December 31,	December 31,	Year Ended January 31,
	2008	2007	2007	2006	2005
Summary of Operations:
Revenue	$-	$-	$-	$-	$-
Interest Income	146,386	359,339	430,231	46,082	41,999
Expenses
Operating and Administrative	1,575,913	868,527	4,014,734	1,416,797	506,039
Write-down of mining Properties	-	-	-	103,342	-
Equity losses in Cia Minera Mexicana de Avino, S.A. de C.V.	-	-	33,581	342,596	-
Litigation settlement	2,785	(759,302)	-	-	-
Misappropriation loss	-	(86,155)
Mineral property option revenue	25,000	-	-	-	-
Write-down of investment	-	-	-	217,000	-
Due diligence review of Cia Minera Mexicana de Avino, S.A. de C.V.	-	-	-	355,921	391,899
Future income tax benefit (expense)	(98,653)	501,083	-	19,750	41,200
Net Loss	(1,538,876)	(885,863)	(3,648,539)	(2,369,724)	(814,710)
Loss per share	$(0.07)	$(0.04)	$(0.20)	$(0.22)	$(0.08)

Weighted Average Number of Shares Outstanding	20,584,727	20,584,727	18,385,007	10,965,718	10,410,379

	As at December 31,		As at January 31,
	2008	2007	2007	2006	2005
Balance Sheet Data:
Total assets	20,126,230	21,190,940	23,295,039	3,901,160	3,219,431
Cash and cash equivalents	3,575,241	6,342,481	11,045,106	3,067,011	2,283,535
Total liabilities	2,508,776	2,532,414	3,789,083	586,714	341,174
Shareholders’ equity	17,617,454	18,658,526	19,505,956	3,314,446	2,878,257

United States GAAP	Year Ended	Eleven Months Ended
	December 31,	December 31,	Year Ended January 31,
	2008	2007	2007	2006	2005
Summary of Operations:
Net Loss per Canadian GAAP	$(1,538,876)	$(885,863)	$(3,684,539)	$(2,369,724)	$(814,710)
Adjustments	(1,851,231)	(2,833,433)	(10,277,556)	(74,147)	(132,600)
Net Loss per US GAAP	(3,390,107)	(3,719,296)	(13,962,095)	(2,443,871)	(947,310)
Loss per share per US GAAP	(0.17)	(0.18)	(0.76)	(0.22)	(0.09)

	As at December 31,		As at January 31,
	2008	2007	2007	2006	2005
Balance Sheet Data:
Total assets under Canadian GAAP	20,126,230	21,190,940	23,295,039	3,901,160	3,219,431
Adjustments	(14,861,524)	(13,096,805)	(10,747,339)	(260,955)	(60,088)
Total assets under US GAAP	5,264,706	8,094,135	12,547,700	3,640,205	3,159,343

Total equity under Canadian GAAP	17,617,454	18,658,526	19,505,956	3,314,446	2,878,257
Adjustments	(12,927,955)	(11,261,889)	(10,747,339)	(260,955)	(60,088)
Total equity under US GAAP	4,689,499	7,396,637	8,758,617	3,053,491	2,818,169

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

Political or economic instability or unexpected regulatory change. Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our mineral exploration activities could be adversely effected by:

●	political instability and violence;
●	war and civil disturbances;
●	expropriation or nationalization;
●	changing fiscal regimes;
●	fluctuations in currency exchange rates;
●	high rates of inflation;
●	underdeveloped industrial and economic infrastructure;
●	changes in the regulatory environment governing mineral properties; and
●	unenforceability of contractual rights,

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

The Company acquired a further 1.1% interest in Cia Minera through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration. As at December 31, 2008 the Company’s interest in Cia Minera is 89.35%.

On February 16, 2009, the Company’s subsidiary, Cia Minera, held a Shareholders Meeting to increase the capital through capitalization of loans advanced to Cia Minera by the Company. As a result, the Company’s ownership interest in Cia Minera increased to 99.28%.

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

C.   Organizational Structure

The Company’s Mexican subsidiaries are the majority owned subsidiary of Oniva Silver and Gold Mines S.A. de C.V., referred to as “Oniva”, Promotora, in which the Company has direct ownership of 79.09%, and Cia Minera in which the Company has a 50% direct ownership and an additional 49.28% of Cia Minera is held through Promotora.  The Company’s total ownership interest in Cia Minera is 99.28%.

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

The Company uses detailed sampling to provide the basis for quality estimates and grades of its mineral discoveries.  Samples are collected under the supervision of a qualified person who then follows procedures for the collection, sample preparation and chain of custody guidelines for the shipment of the samples to a certified commercial laboratory as set out in National Instrument 43-101. These commercial labs have standard Quality Assurance/Quality Control protocols in place for the various assaying methods that are being used on the samples. In addition, blanks, standards and duplicates are generally used to confirm the validity of the results before they are reported.

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

To earn a 75% interest in the Eagle Property, Mega Silver must:

●	Incur exploration costs totalling $7.1 million over five years;
●	Make total cash payments of $400,000 over five years to the Company; and
●	Issue 500,000 common shares of Mega Silver in years 4 and 5 to the Company.

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

History.  The Eagle property has produced positive assays for silver since exploration first occurred there in 1964.  The initial drill program, consisting of 29 holes, encountered assays of 6,900 grams per tonne of silver over 1.2 metres in hole #23 and 1,708 grams per tonne of silver over 2.1 metres in hole JB1.  Follow-up drilling in 1978 was designed to expand on the discoveries of hole #23.  This discovery became known as the Eagle vein.  The Eagle property is part of the historic Keno Hill mining camp.  The Keno Hill mining camp has historically been one of Canada’s most productive for silver, lead and zinc.  Between 1920 and 1988, the total reported production was 4,787,423 tonnes with recovered grades of 1.3 kilograms per tonne of silver, 5.6% lead and 3.1% zinc.  Subsequent exploration in the district has discovered additional mineral deposits which may become productive.

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

Limited soil sampling and prospecting in 1999 on the Upper Zone returned extremely anomalous soil samples to 4.56 parts per million gold.  A grid geochemical sampling and further prospecting in this area was recommended.

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

During 2006 to 2007, the Company had drilled 82 holes totaling approximately 18,000 metres on different targets across the Avino property.

Vein or Structure	Total Depth (m)	From (m)	To (m)	Intersection(m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
LA ESTELA VEIN
LE-06-01	200.00	Did not intersect vein structure
LE-06-02	238.25	215.05	219.1	4.05	0.73	239
Includes: Footwall La Estela Vein		215.05	216.0	0.95	0.869	52.5
		216.05	217.10	1.05	0.025	9.0
		217.10	218.10	1.00	0.015	14.8
		218.10	218.60	0.50	0.052	18.0
Hangingwall La Estela		218.60	219.10	0.50	3.95	1744.1	9460	24600	5500
LE-06-03	251.85	221.85	223.70	1.85	0.85	80
Includes		221.85	222.85	1.00	1.37	132.1
		222.85	223.70	0.85	0.24	18.4

CERRO SAN JOSE The two drill holes did not intersect the structure.
SJ-06-01	320.55
SJ-06-02	373.70

LOS ANGELES
LA-07-01	358.90	327.25	329.65	2.40	0.39	119
Includes		327.25	327.25	0.30	13.645	711.9	5602	8259	4220
		327.55	328.35	0.80	0.368	5.5	141	1192	1490
		328.35	329.25	0.90	0.044	1.1	29	317	1217
		329.25	329.65	0.40	0.649	168.7	3346	61700	59000

LA-07-02	358.90	100.35	101.35	1.00	0.052	15.5	9	76	356
		101.35	102.35	1.00	0.015	3.3	9	301	644
		102.35	103.35	1.00	0.085	7.2	35	259	849
		103.35	104.35	1.00	0.480	45.5	49	229	487

LA-07-03	185.30	123.30	124.30	1.00	0.130	59.7	135	1994	15800
		127.10	127.75	0.65	0.040	43.1	602	2952	26000
		130.35	131.30	0.95	0.319	59.1	1143	1330	3580
		132.15	132.30	0.15	1.783	71.2	445	64200	60000

LA-07-04	140.40	100.70	107.4	6.7
		100.70	101.70	1.00	0.404	48.8	48	402	2189
		101.70	102.80	1.10	0.630	>200	555	1277	3660
		102.80	103.80	1.00	0.373	45.3	35	470	589
		103.80	104.75	0.95	0.149	20.9	36	258	403
		104.75	105.80	1.05	3.444	67.9	42	285	589
		105.80	106.80	1.00	0.830	>200	210	2519	7532
		106.80	107.40	0.60	0.329	168.5	78	1103	2762

LA-07-05	115.25	95.80	96.60	0.80	0.093	54.4	1836	806	1300
		99.80	100.15	0.35	0.992	87	103	248	337
		100.55	101.25	0.70	0.418	174.2	304	2563	13500

SANTIAGO STRUCTURE
ST-07-01	309.05	51.00	51.25	0.25	7.260	37	108	>10000	>10000
		55.45	56.45	1.00	0.040	55.9	9940	1038	402

ST-07-02	200.05	120.80	121.10	0.30	0.09	59.1	2652	14100	37800

SANTA ANA, SAN PEDRO & SAN PAUL: No significant intercepts
STA-07-01	315.30
SP&P-07-01	181.25

NUESTRA SENORA
NS-07-01	167.10	99.40	99.85	0.45	0.045	258.2	7184	65500	77800
		159.90	161.05	1.15	3.291	53.6	14700	157	661
		161.05	161.95	0.90	1.195	33.8	8469	133	359

NS-07-02	134.05
NS-07-03	121.35
HOLES NS-07-02, AND 03 did not intersect the Nuestra Senora Vein (probably due to faulting).
NS-07-04	101.60	68.90	69.55	0.65	0.115	38.8	1669	2968	1429
		90.55	91.25	0.70	0.02	53.9	225	518	1213
		91.25	91.90	0.65	0.01	22	50	763	1335
		91.90	94.15	2.25	0.04	143
Includes:		91.90	92.90	1.00	0.03	146	233	829	2262
		92.90	93.40	0.50	0.015	196.5	578	1728	3321
		93.40	94.15	0.75	0.065	103.4	875	>10000	>10000

NS-07-05	124.85	61.05	61.45	0.40	0.195	27.4	126	1115	245
		61.45	62.45	1.00	0.115	19.6	49	1485	600
		62.45	63.15	0.70	0.150	58.9	314	1189	337

GEOPHYSICAL – IP TARGET
	Depth (m)	From (m)	To (m)	Intersection (m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
GFA-07-01	360.75	260.30	262.355	2.05
		260.30	261.20	0.90	0.055	10.6	33	421	1908
		261.20	261.95	0.75	0.030	4.7	14	286	1668
		261.95	262.35	0.40	0.790	209.2	554	751	3657

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

The San Gonzalo structure strikes northwest/southeast and dips very steeply (85-90°) towards the southwest.  The principal intersections are:

Vein or Structure	From (m)	To (m)	Down Hole Lengths (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Hole SG-07-01
Santiago Vein	147.0	149.7	2.70	1.19	227	> 1%	> 1%
San Gonzalo Vein Hanging Wall Zone	357.3	362.15	4.85	0.64	343.2	0.36%	0.63%
San Gonzalo Vein Foot Wall Zone	372.65	375.05	2.4	2.41	712.4	0.5%	0.13%
Hole SG-07-02
San Gonzalo Vein Hanging Wall Zone	214.65	219.10	4.45	6.11	583.8	1.4	2.54
San Gonzalo Vein Foot Wall Zone	252.65	256.00	3.35	6.91	21.1	1.55	2.33
Hole SG-07-03
San Gonzalo Vein	187.45	188.70	1.25	3.57	341	0.6	0.87
Hole SG-07-04
Santiago Vein	18.55	25.00	6.45	0.21	364	NS	NS
(includes)	20.85	21.9	1.05	0.29	990	0.21	NS
	21.90	22.8	0.90	0.49	433	0.16	NS
Cross Vein	31.00	34.05	3.05	0.18	86	0.17	NS
San Gonzalo HW	248.15	249.25	1.10	0.43	58	0.25	0.26
FW	258.75	259.00	0.25	2.66	114	4.8	4.22
Hole SG-07-05
Santiago Vein	28.70	31.80	3.10	0.49	201	NS	NS
Includes	31.10	31.80	0.70	1.54	272	NS	NS
Hole SG-07-06
Santiago Vein	24.80	28.30	3.50	0.40	226	NS	NS
Cross Vein	280.65	280.90	0.25	0.50	2,120	7.82	NS
San Gonzalo Vein	367.35	371.5	3.85	0.10	11	NS	NS
Hole SG-07-07
San Gonzalo Vein	247.75	250.35	2.60	2.85	351	1.04	0.66

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

Holes SG-07-34, 35 and 36 were drilled on the south west side of the San Gonzalo ore zone. They define the edge of the ore zone. They intersected only narrow low grade gold silver mineralization as follows:

SG-07-34                      (Bearing 215 - Dip 45 - Length 100m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
161.50	162.60	1.10	San Gonzalo vein	0.258	0.008	28.0	0.82	60	129	231
162.60	163.95	1.35	Silicif tuff	0.072	0.002	6.8	0.20	9	42	285
163.95	165.02	1.10	Quartz veining	0.050	0.001	7.0	0.20	26	43	220
165.05	166.20	1.15	Quartz veining	0.066	0.002	5.1	0.15	22	43	355
166.20	167.30	1.10	San Gonzalo vein	0.058	0.002	19.7	0.57	24	58	822

SG-07-35                      (Bearing 209 - Dip 45 - Length 272.15m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
195.40	196.05	0.65	San Gonzalo vein	2.254		>200		194	947	1397

SG-07-36                      (Bearing 215 - Dip 45 - Length 102.15m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
65.30	65.65	0.35	San Gonzalo vein	<0.005	0.000	6.0	0.17	13	60	520
78.05	78.80	0.75	Los Angeles vein	0.030	0.001	12.1	0.35	13	29	428
78.80	80.45	1.65	Silicif tuff	0.010	0.000	3.8	0.11	103	95	456
80.45	81.95	1.50	Los Angeles vein	0.105	0.003	19.5	0.57	73	144	281

SG-07-37                      (Bearing 219 - Dip 53 - Length 154.35m)

Intersection 145.45 – 147.55 (2.10mts), 0.16 g/t gold, 146 g/t silver (0.005 oz/t gold, 4.26 oz/t silver).

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
145.45	146.55	1.10	San Gonzalo vein	0.210	0.006	220.7	6.44	104	698	2554
146.55	147.55	1.00	San Gonzalo vein	0.108	0.003	63.6	1.85	68	670	1257

SG-07-37                      (Bearing 219 - Dip 53 - Length 154.35m)

Intersection 145.45 – 147.55 (2.10mts), 0.16 g/t gold, 146 g/t silver (0.005 oz/t gold, 4.26 oz/t silver).

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
168.65	170.00	1.35	S Gonzalo Vein. Ox-milky wh qtz vein	0.716	0.021	88.2	2.57	231	1278	2217

SG-07-39                      (Bearing 220 - Dip 73 - Length 128.05m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
76.50	77.00	0.50	San Gonzalo vein	0.286	0.008	25.5	0.74	61	943	918
77.00	77.80	0.80	San Gonzalo vein	0.192	0.006	66.5	1.94	118	324	357
77.80	78.60	0.80	San Gonzalo vein	0.082	0.002	58.5	1.71	142	1001	1032

SG-07-40                      (Bearing 230 – Dip 74 – Length 516.05m)

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
33.20	33.70	0.50	Santiago vein	5.966	0.174	2851.9	83.18	576	748	1558
255.65	256.75	1.10	Qtz veining w/chalcopyrite	0.030	0.001	212.6	6.20	6115	1386	2887
275.90	276.45	0.55	Quartz veinlet w/sulfides	0.059	0.002	390.0	11.37	978	17000	364
382.90	383.25	0.35	Quartz veinlet w/sulfides. Along core axe	1.926	0.056	208.7	6.09	331	270	307
500.25	501.65	1.40	San Gonzalo vein	0.075	0.002	14.1	0.41	71	263	833
501.65	502.45	0.80	San Gonzalo vein	0.015	0.000	3.1	0.09	25	49	81

ET-07-01                       (Bearing 001                                - Dip 69 - Length 298.6m)

Total Avino vein intersection: 216.35 – 293.65m (77.3m)

Significant intersection: 284.90 – 290.0m (5.1m), 0.055 g/t gold, 114 g/t silver (0.002oz/t gold, 3.32oz/ton silver), 8385 ppm copper.

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
284.90	285.85	0.95	Avino vein. Silicified quartz with diss cpy-py-specularite	0.068	0.002	201.7	5.88	3149
285.85	286.80	0.95	Avino vein. Silicified quartz with diss cpy-py-specularite	0.025	0.001	35.4	1.03	969
286.80	287.00	0.20	Avino vein. Silicified quartz with diss cpy-py-specularite	0.226	0.007	808.8	23.59	100200
287.00	288.50	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite	0.045	0.001	27.3	0.80	2540
288.50	290.00	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite	0.052	0.002	101.6	2.96	10000

ET-07-02                      (Bearing 358 - Dip 75 - Length 311.9m)

Intersected Avino vein: 243.45 – 300.7m (57.25m)

No significant assays.

ET-07-03                      (Bearing 336 – Dip 71 – Length 349.5m)

Intersected Avino vein: 280.75 – 331.75m (51.0m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
280.75	282.25	1.50	Avino vein. Oxidized material	7.680	0.224	121.9	3.56	6048
282.25	283.75	1.50	Avino vein. Oxidized material	6.034	0.176	196.3	5.73	5034
283.75	285.25	1.50	Avino vein. Oxidized material	1.692	0.049	69.9	2.04	10400
285.25	286.75	1.50	Avino vein. Oxidized material	13.988	0.408	295.3	8.61	19600
286.75	288.25	1.50	Avino vein. Oxidized material	4.731	0.138	104.7	3.05	16100
288.25	289.75	1.50	Avino vein. Oxidized material	2.158	0.063	103.7	3.02	3948
289.75	291.25	1.50	Avino vein. Oxidized material	0.158	0.005	31.5	0.92	3789
291.25	292.75	1.50	Avino vein. Oxidized material	2.411	0.070	60.0	1.75	2683
292.75	294.25	1.50	Avino vein. Oxidized material	2.733	0.080	27.5	0.80	2793
294.25	295.75	1.50	Avino vein. Oxidized material	0.548	0.016	89.6	2.61	7268
295.75	297.25	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite.	3.086	0.090	161.8	4.72	5934
297.25	298.75	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite.	7.954	0.232	75.7	2.21	1476
298.75	300.25	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite.	2.265	0.066	97.0	2.83	10500
300.25	301.75	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite.	1.057	0.031	60.4	1.76	1486
301.75	303.25	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite.	1.911	0.056	42.0	1.22	3258

ET-07-04                      (Bearing 331 – Dip 56 – Length 318.7m)

Intersected Avino vein: 271.45 – 304.45m (33.0m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
271.45	272.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.155	0.005	44.1	1.29	3618
272.95	274.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.397	0.012	106.1	3.09	2842
274.45	275.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	1.080	0.031	76.1	2.22	3862
275.95	277.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	1.314	0.038	126.9	3.70	4010
277.45	278.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.874	0.025	53.0	1.55	381
278.95	280.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.534	0.016	61.4	1.79	675
280.45	281.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.436	0.013	97.3	2.84	2649
287.95	289.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.250	0.007	63.5	1.85	7555
289.45	290.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.101	0.003	31.4	0.92	5156
290.95	292.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	1.115	0.033	138.6	4.04	3558
292.45	293.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.151	0.004	86.3	2.52	4162
293.95	295.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.161	0.005	34.9	1.02	3521
295.45	296.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.568	0.017	41.6	1.21	5047
296.95	298.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.115	0.003	29.1	0.85	10000
298.45	300.10	1.65	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.080	0.002	29.8	0.87	8408

ET-07-05                      (Bearing 333 – Dip 66 – Length 351.5m)

Intersected Avino vein: 292.75 – 342.45m (49.7m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
301.95	303.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.152	0.034	83.0	2.42	1971
303.45	304.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.483	0.043	26.7	0.78	683
304.95	306.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	2.119	0.062	36.9	1.08	2030
312.45	312.95	0.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.752	0.051	10.7	0.31	533
312.95	315.45	2.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.015	0.030	119.7	3.49	1268
315.45	316.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.195	0.006	204.2	5.96	8565
316.95	318.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.075	0.002	123.6	3.60	2212
319.95	321.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.155	0.005	86.2	2.51	20300
321.45	322.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.120	0.003	30.4	0.89	13000
322.95	324.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.115	0.003	45.2	1.32	15400
324.45	325.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.075	0.002	40.2	1.17	18400
325.95	327.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.070	0.002	27.5	0.80	10200
327.45	328.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.050	0.001	48.1	1.40	17500
328.95	330.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.053	0.002	38.2	1.11	16700
330.45	331.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.095	0.003	61.9	1.81	20200
331.95	333.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.144	0.004	75.2	2.19	18900
333.45	334.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.130	0.004	45.7	1.33	15800
337.95	339.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.328	0.010	69.0	2.01	12200
339.45	340.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.236	0.007	41.0	1.20	12200

ET-07-06                      (Bearing 336 – Dip 55 – Length 320.05m)

Intersected Avino vein: 289.00 – 309.6m (19.6m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
289.00	290.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.950	0.028	228.9	6.68	23200
298.00	299.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.165	0.005	72.3	2.11	14800
299.50	301.00	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.485	0.014	54.6	1.59	8401

301.00	302.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.090	0.003	40.8	1.19	11500
302.50	304.00	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.147	0.004	55.6	1.62	14400
304.00	305.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.093	0.003	55.8	1.63	8321
305.50	307.00	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	1.590	0.046	90.4	2.64	15100
307.00	308.60	1.60	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.150	0.004	73.8	2.15	8729
308.60	310.10	1.50	Intrusive rock. Wh qtz veining w/cpy	0.040	0.001	54.6	1.59	5962
310.10	311.60	1.50	Intrusive rock. Wh qtz veining w/cpy	0.075	0.002	98.0	2.86	6217
311.60	313.10	1.50	Intrusive rock. Wh qtz veining w/cpy	0.075	0.002	81.9	2.39	10800
313.10	314.60	1.50	Intrusive rock. Wh qtz veining w/cpy	0.040	0.001	97.9	2.86	7765

ET-07-07                      (Bearing 330 – Dip 59 – Length 304.85m)

Intersected Avino vein: 272.30 – 295.15m (22.85m), 0.11 g/t gold, 115 g/t silver (0.003 oz/t gold 3.35 oz/t silver), 13810 ppm copper

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
272.30	273.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.615	0.018	80.6	2.35	2199
273.80	275.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.148	0.004	160.9	4.69	20500
275.30	276.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.118	0.003	203.5	5.94	19700
276.80	278.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.280	0.008	172.8	5.04	17800
278.30	279.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.368	0.011	441.4	12.87	24600
279.80	281.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.220	0.006	327.0	9.54	12600
281.30	282.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.081	0.002	110.8	3.23	3002
282.80	284.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.065	0.002	184.6	5.38	3317
284.30	285.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.070	0.002	89.2	2.60	8786
285.80	287.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.070	0.002	209.3	6.10	54400
287.30	288.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.035	0.001	32.8	0.96	13200
288.80	290.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.047	0.001	76.1	2.22	29300
290.30	291.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.126	0.004	339.7	9.91	44300
291.80	293.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.060	0.002	20.8	0.61	6361
293.30	295.15	1.85	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.202	0.006	166.9	4.87	55500

ET-07-08                      (Bearing 346 – Dip 69 – Length 399.7m

Intersected Avino vein: 346.65 – 366.7m (20.05m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
355.85	357.35	1.50	Avino vein. Moderate diss cpy-py	0.111	0.003	257.5	7.51	6959
357.35	359.15	1.80	Avino vein. Moderate diss cpy-py	0.125	0.004	170.0	4.96	9341

ET-07-09                      (Bearing 336 – Dip 62 – Length 328.6m)

Intersected Avino vein: 272.80 – 319.10m (46.3m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
290.80	292.30	1.50	Avino vein with massive chalcopyrite	0.040	0.001	101.9	2.97	12100
292.30	293.80	1.50	Avino vein with massive chalcopyrite	0.160	0.005	23.7	0.69	11500
295.30	296.80	1.50	Avino vein with massive chalcopyrite	0.146	0.004	32.3	0.94	11200
299.80	301.30	1.50	Avino vein with massive chalcopyrite	0.070	0.002	51.2	1.49	6327
301.30	302.80	1.50	Avino vein with massive chalcopyrite	0.360	0.010	40.4	1.18	14600
302.80	304.30	1.50	Avino vein with massive chalcopyrite	0.015	0.000	18.1	0.53	8029
304.30	305.80	1.50	Avino vein with massive chalcopyrite	0.020	0.001	28.2	0.82	8475

ET-07-10                      (Bearing 336 – Dip 63 – Length 308.7m)

Intersected Avino vein: 243.80 – 299.10m (55.3m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
257.30	258.80	1.50	Avino quartz vein with sulphides	0.160	0.005	85.3	2.49	15700
258.80	260.30	1.50	Avino quartz vein with sulphides	0.080	0.002	86.6	2.53	23400
260.30	261.80	1.50	Avino quartz vein with sulphides	0.125	0.004	27.7	0.81	14100
261.80	263.30	1.50	Avino quartz vein with sulphides	0.101	0.003	21.8	0.64	15400
263.30	264.80	1.50	Avino quartz vein with sulphides	0.098	0.003	20.3	0.59	13500
266.30	267.80	1.50	Avino quartz vein with sulphides	0.574	0.017	43.4	1.27	6613
267.80	269.30	1.50	Avino quartz vein with sulphides	0.457	0.013	39.8	1.16	4211
269.30	270.80	1.50	Avino quartz vein with sulphides	0.089	0.003	19.3	0.56	15200
282.80	284.30	1.50	Avino quartz vein with sulphides	0.020	0.001	9.3	0.27	16000
284.30	285.80	1.50	Avino quartz vein with sulphides	0.010	0.000	10.2	0.30	19300
285.80	287.30	1.50	Avino quartz vein with sulphides	0.035	0.001	27.0	0.79	31600
287.30	288.80	1.50	Avino quartz vein with sulphides	0.070	0.002	37.4	1.09	21500
288.80	290.30	1.50	Avino quartz vein with sulphides	0.049	0.001	27.1	0.79	34200
290.30	291.80	1.50	Avino quartz vein with sulphides	0.065	0.002	51.3	1.50	72600
291.80	293.30	1.50	Avino quartz vein with sulphides	0.020	0.001	14.8	0.43	33300
293.30	294.80	1.50	Avino quartz vein with sulphides	0.335	0.010	28.8	0.84	15000
294.80	295.80	1.00	Avino quartz vein with sulphides	0.035	0.001	23.2	0.68	17200
295.80	297.30	1.50	Avino quartz vein with sulphides	1.310	0.038	37.9	1.11	16100
297.30	299.10	1.80	Avino quartz vein with sulphides	0.510	0.015	51.5	1.50	7570

Hole SG-08-01 on the San Gonzalo vein intersected a 2.75-metre zone 1.13 g/t gold and 155 g/t silver of gold and silver mineralization with the following values:

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

Hole SG-08-03 intersected San Gonzalo vein 322.20-325.7m (3.7m) 0.41 g/t gold 119 g/t silver which includes

322.00-323.70 m (1.7m) 0.2 g/t gold 74.7 g/t silver and 323.70 – 325.7m (2.0m) 0.58 g/t gold 156 g/t silver.

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

Hole SG-08-04 intersected San Gonzalo vein 261.25-264.6m (3.35m) 0.5 g/t gold 59 g/t silver.

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

Avino vein 196.90 – 213.40m (16.5m).

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

The hole intersected gold values in the hanging wall of the main Avino vein, 189.75 – 194.25m (4.50m) 2.66 g/t gold 19.7 g/t silver. The overall vein was intersected 189.75 – 213.50m (23.75m).

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

D.  Trend Information

At this time, there are no specific trends, uncertainties, demands, commitments or events known to the Company that are likely to have a material effect on the Company’s business. However, many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in exploration companies. The appeal of exploration companies as investment alternatives could effect the liquidity of the Company and thus future exploration, development and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E.  Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

As at December 31, 2008, the Company had the following contractual obligations:

As at December 31, 2008, the Company had the following contractual obligations:	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Drilling Contract	$121,950	$121,950	-	-	-
Future Income Tax Liabilities	1,933,569	-	-	-	1,933,569
Total	$2,055,519	$121,950	-	-	$1,933,569

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

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2008 of the Company to its NEOs:

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (*)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Louis Wolfin CEO and Director	2008	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Lisa Sharp (1) CFO	2008	$11,106	NIL	NIL	NIL	NIL	NIL	NIL	$11,106
David Wolfin (2) President and Director	2008	$96,000	NIL	NIL	NIL	NIL	NIL	NIL	$96,000
Kevin Bales Former CFO	2008	$6,352	NIL	NIL	NIL	NIL	NIL	NIL	$6,352

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2008:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)

Louis Wolfin CEO and Director	100,000 180,000 65,000	$1.35 $3.99 $1.65	April 5, 2010 April 26, 2011 Feb. 27, 2013	Nil	Nil	Nil
Lisa Sharp CFO	Nil	N/A	N/A	N/A	N/A	N/A
David Wolfin President and Director	40,000 200,000 65,000	$1.35 $3.99 $1.65	April 5, 2010 April 26, 2011 Feb. 27, 2013	Nil	Nil	Nil
Kevin Bales Former CFO	35,000 50,000	$3.99 $1.65	Dec 31, 2008 Dec 31, 2008	Nil	Nil	Nil

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

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended December 31, 2008:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation($)	Pension value ($)	All other compensation ($)	Total($)
Lloyd Andrews	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Michael Baybak	$3,000	NIL	NIL	NIL	NIL	NIL	$3,000
Gary Robertson	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Victor Chevillon(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL

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

•
its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

•	determination of which non-audit services the external auditor is prohibited from providing;

•	the engagement, evaluation, remuneration, and termination of the external auditors;

•	appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;

•	its relationship with and expectation of the internal auditor;

•	its oversight of internal control;

•	disclosure of financial and related information; and

•	any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

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

D.           Employees

As at December 31, 2008, the Company has 11 employees located in Mexico, nine with Cia Minera and two with Oniva. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

E.           Share Ownership

The following table sets forth the share ownership of the directors and officers of the Company as of May 5, 2009.

Name of Beneficial Owner	Number of Shares	Percent
Lloyd Andrews	6,500	*
Michael Bayback	2,400	*
Gary Robertson	13,000	*
David Wolfin	74,700	*
Louis Wolfin	4,345	*
Dorothy Chin	Nil	N/A
Lisa Sharp	Nil	N/A
*Less than one percent

Outstanding Options

The following information, as of May 5, 2009, reflects outstanding options held by the Named Executive Officers:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date

Louis Wolfin CEO & Director	100,000 180,000 65,000	April 5, 2005 April 26, 2006 Feb. 27, 2008	$1.35 $3.99 $1.65	April 5, 2010 April 26, 2011 Feb. 27, 2013

Lisa Sharp CFO	Nil	N/A	N/A	N/A

David Wolfin President & Director	40,000 200,000 65,000	April 5, 2005 April 26, 2006 Feb. 27, 2008	$1.35 $3.99 $1.65	April 5, 2010 April 26, 2011 Feb. 27, 2013

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

C.           Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A.           Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Audit Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007;

•	Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2008, the eleven months ended December 31, 2007 and the year ended January 31, 2007;

•	Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2008, the eleven months ended December 31, 2007 and the year ended January 31, 2007;

•	Consolidated Statements of Cash Flows for the year ended December 31, 2008, the eleven months ended December 31, 2007 and the year ended January 31, 2007; and

•	Notes to the Consolidated Financial Statements for the year ended December 31, 2008, the eleven months ended December 31, 2007 and the year ended January 31, 2007.

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

	TSX-V (Canadian Dollars)
Last Six Months	High	Low
June 2009	0.82	0.60
May 2009	0.62	0.475
April 2009	0.59	0.38
March 2009	0.80	0.53
February 2009	0.83	0.57
January 2009	0.73	0.50
2008	High	Low
Fourth Quarter ended December 31, 2008	0.99	0.18
Third Quarter ended September 30, 2008	1.38	0.77
Second Quarter ended June 30, 2008	1.70	1.34
First Quarter ended March 31, 2008	1.74	1.55

2007	High	Low
Fourth Quarter ended December 31, 2007	1.83	1.46
Third Quarter ended October 31, 2007	2.07	1.53
Second Quarter ended July 31, 2007	2.30	1.69
First Quarter ended April 30, 2007	2.75	1.83

Last Five Fiscal Years	High	Low
2008 2007(1)	1.78 2.75	0.18 1.46
2007(2)	4.48	1.50
2006	2.29	1.11
2005	2.50	1.00

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

   None.

Part III

Item 17.  Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Audit Report of Independent Registered Public Accounting Firm 72

Consolidated Balance Sheets as at December 31, 2008 and December 31, 200773

Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2008, eleven months ended December 31, 2007 and the year ended

January 31, 2007 74

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2008, eleven months ended December 31, 2007 and the year ended January 31, 2007 75

Consolidated Statements of Cash Flows for the year ended December 31, 2008, eleven months ended December 31, 2007, and the year ended January 31,  2007 76

Notes to the Consolidated Financial Statements for the year ended December 31, 2008, eleven months ended December 31, 2007, and the year ended January 31, 2007 77 thru 101

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

_______________________
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

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 28, 2009 (except for note 23, which is as of February 8, 2010)

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

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

	Year ended December 31, 2008	(Note 2) Eleven-months ended December 31, 2007	Year ended January 31, 2007

Operating and Administrative Expenses
Amortization	$2,869	$2,046	$2,677
General exploration	8,823	18,636	106,899
Investor relations (Note 12)	193,192	263,192	464,806
Management fees	96,000	88,000	87,000
Office and miscellaneous	121,353	141,843	146,348
Professional fees	179,299	196,555	127,441
Regulatory and compliance fees	25,821	21,175	34,416
Salaries and benefits	109,354	73,610	87,813
Sales tax recoverable written off (Note 9)	213,652	-	-
Stock-based compensation (Note 11)	585,800	-	2,860,603
Travel and promotion	39,750	63,470	96,731
	1,575,913	868,527	4,014,734

Other Income (Expenses)
Interest income	146,386	359,339	430,231
Foreign exchange loss	(38,481)	(32,301)	(30,455)
Litigation settlement (Note 19)	2,785	(759,302)	-
Mineral property option revenue (Note 7)	25,000	-	-
Misappropriation loss (Note 20)	-	(86,155)	-
Equity loss (Note 4)	-	-	(33,581)

LOSS BEFORE INCOME TAX	(1,440,223)	(1,386,946)	(3,648,539)
Future income tax recovery (expense) (Note 18)	(98,653)	501,083	-
NET LOSS	(1,538,876)	(885,863)	(3,648,539)

Other Comprehensive Loss
Unrealized loss on investments in related companies (Note 8)	(108,196)	(12,487)	-

COMPREHENSIVE LOSS	$(1,647,072)	$(898,350)	$-

Loss per Share - Basic and Diluted	$(0.07)	$(0.04)	$(0.20)

Weighted Average Number of Shares Outstanding	20,584,727	20,584,727	18,385,007

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Shareholders’ Equity
For the year ended December 31, 2008, eleven month period ended December 31, 2007 and year ended January 31, 2007
(Expressed in Canadian dollars)

	Number of Common Shares	Capital Stock	Share Receivable	Treasury Shares	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, January 31, 2006	11,962,075	$19,264,265	$(5,940)	$(101,869)	$1,070,699	$(17,109,647)	$-	$3,117,508
Net loss for the year						(3,648,539)		(3,648,539)
Common shares issued for cash:
Private Placement	5,000,000	10,000,000	-	-	-	-	-	10,000,000
Fair value of warrants issued for private placement		(3,578,383)	-	-	3,578,383	-	-	-
Share issuance costs		(823,728)	-	-	-	-	-	(823,728)
Exercise of options	456,700	585,866	-	-	-	-	-	585,866
Exercise of warrants	1,250	3,125	-	-	-	-	-	3,125
Shares issued for Cia Minera acquisition	3,164,702	7,215,521	-	-	-	-	-	7,215,521
Transfer from contributed surplus on exercise of options	-	443,831	-	-	(443,831)	-	-	-
Transfer from contributed surplus on exercise of warrants	-	1,575	-	-	(1,575)	-	-	-
Stock-based compensation expense	-	-	-	-	3,056,203	-	-	3,056,203
Balance, January 31, 2007	20,584,727	33,112,072	(5,940)	(101,869)	7,259,879	(20,758,186)	-	19,505,956

Transitional adjustment for fair value of investments	-	-	-		-	-	17,117	17,117

Shares issued for proceeds receivable			5,940					5,940
Net loss for the period	-	-	-	-	-	(885,863)	-	(885,863)
Unrealized loss on investments	-	-	-	-	-	-	(12,487)	(12,487)
Stock-based compensation (Note 11)	-	-	-	-	27,863	-	-	27,863
Balance, December 31, 2007	20,584,727	33,112,072	-	(101,869)	7,287,742	(21,644,049)	4,630	18,658,526
Net loss for the year	-	-	-	-	-	(1,538,876)	-	(1,538,876)
Unrealized loss on investments	-	-	-	-	-	-	(108,196)	(108,196)
Stock-based compensation (Note 11)	-	-	-	-	606,000	-	-	606,000
Balance, December 31, 2008	20,584,727	$33,112,072	$-	$(101,869)	$7,893,742	$(23,182,925)	$(103,566)	$17,617,454

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended December 31, 2008	(Note 2) Eleven-months ended December 31, 2007	Year ended January 31, 2007
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	$(1,538,876)	$(885,863)	$(3,648,539)
Adjustments for non-cash items:
Amortization	2,869	2,046	2,677
Sales tax recoverable written off	213,652	-	-3
Stock-based compensation	585,800	-	2,860,603
Stock-based compensation included in investor relations	20,200	27,863	195,600
Equity loss	-	-	33,581
Future income tax expense (recovery)	98,653	(501,083)	-

	(617,702)	(1,357,037)	(556,078)

Net change in non-cash working capital (Note 14)	(291,327)	(987,164)	61,750

	(909,029)	(2,344,201)	(494,328)

FINANCING ACTIVITIES
Collection of share proceeds receivable	-	5,940	56,732
Shares issued for cash, net	-	-	9,511,593

	-	5,940	9,568,325

INVESTING ACTIVITIES
Advances to Cia Minera prior to acquisition of control	-	-	(297,485)
Mineral property exploration expenditures	(1,764,719)	(2,292,156)	(777,586)
Property, plant and equipment purchases	(93,492)	(72,208)	(18,331)
Reclamation bonds	-	-	(2,500)

	(1,858,211)	(2,364,364)	(1,095,902)

Increase (decrease) in cash and cash equivalents	(2,767,240)	(4,702,625)	7,978,095

CASH AND CASH EQUIVALENTS, Beginning	6,342,481	11,045,106	3,067,011

CASH AND CASH EQUIVALENTS, Ending	$3,575,241	$6,342,481	$11,045,106

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$-	$87	$16
3,164,702 shares issued for acquisition of Cia Minera -Non-cash investing	-	-	7,215,520

\
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

(b)
CICA Section 1535 Capital Disclosures requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The required disclosure is included in Note 16 to these financial statements.

(c)
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

The July 17, 2006 acquisition was accomplished by a share exchange in which the Company issued 3,164,702 shares as consideration for the purchase of the additional 39.25% interest in Cia Minera. The shares issued as consideration were valued based on the July 17, 2006 closing market price per share of $2.28. The acquisition was accounted for using the purchase method and these consolidated financial statements include the assets, liabilities and operations of these subsidiaries beginning on July 17, 2006, the date of acquisition of control. The acquisition of the 39.25% interest described above did not include an effective 1.1% interest to be acquired from an estate subject to approval and transfer of the shares to the Company by the trustee for that estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration. As at December 31, 2007 and 2008 the Company’s ownership interest in Cia Minera is 89.35%. (See Note 22(a))

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

The carrying amount of the non-controlling interest is comprised as follows:

Non-controlling interest in Cia Minera recoverable at acquisition, July 17, 2006	$111,874
Non-controlling interest in Cia Minera’s net loss recoverable since acquisition	226,591
Loss valuation allowance	(338,465)

Non-controlling interest - net carrying amount	$–

NOTE 6  –    PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	December 31, 2008 Net Book Value	December 31, 2007 Net Book Value
Office equipment, furniture and fixtures	$5,512	$4,318	$1,194	$1,493
Computer equipment	27,642	4,714	22,928	22,309
Mine mill, machinery and processing plant	1,105,621	-	1,105,621	1,016,823
Mine facilities and equipment	48,416	2,146	46,270	44,765
	$1,187,191	$11,178	$1,176,013	$1,085,390

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

To earn a 75% interest in the Eagle Property, Mega Silver must:

●	Incur Exploration Costs totalling $7.1 million over five years
●	Make total cash payments of $400,000 over five years to Avino.
●	Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must:

●
Take the property into production within 3 years, subject to a 2.5% Net Smelter Return and minimum $200,000 annual advance royalty payments payable for 5 years or until production begins (also see Note 22(c)).

During the year, the Company received $25,000 upon execution of the agreement which was recorded in income.

NOTE 8   -    INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated	December 31, 2008	December 31, 2007
		Unrealized	Fair	Fair
	Cost	Gains (losses)	Value	Value

Bralorne Gold Mines Ltd.	$205,848	$(116,274)	$89,574	$197,064
Levon Resources Ltd.	4,236	12,708	16,944	17,650
Oniva International Services Corporation	1	-	1	1

	$210,085	$(103,566)	$106,519	$214,715

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

Details of share purchase warrants outstanding as of December 31, 2008 and 2007 are:

Expiry Date	Exercise Price	Warrants Outstanding

March 20, 2009	$2.50	2,498,750

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 10 -   SHARE CAPITAL (Continued)

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, January 31, 2007	1,476,300	$3.25
Expired or cancelled	(25,000)	$3.99

Stock options outstanding, December 31, 2007	1,451,300	$3.23
Granted	600,000	$1.65
Expired or cancelled	(196,800)	$1.97

Stock options outstanding, December 31, 2008	1,854,500	$2.85

Details of stock options outstanding are:

Expiry Date	Exercise Price	December 31, 2008, Stock Options Outstanding	December 31, 2007, Stock Options Outstanding

October 21, 2008	$1.20	-	41,800
April 5, 2010	$1.35	262,000	262,000
September 26, 2010	$1.35	52,500	52,500
March 15, 2011	$2.72	120,000	120,000
April 26, 2011	$3.99	940,000	1,000,000
February 26, 2013	$1.65	480,000	-

		1,854,500	1,476,300

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
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 11 –  STOCK-BASED COMPENSATION (Continued)

The fair value of the options granted to officers, directors and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007
Assumptions:
Risk-free interest rate	3.32%	–	4.40%
Expected dividend yield	–	–	–
Expected option life (years)	5	–	5
Expected stock price volatility	78.23%	–	91%
Weighted average fair value at grant date	$1.01	–	$2.89

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

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007
Assumptions:
Risk-free interest rate (%)	3.32%	3.5	4.1
Expected dividend yield (%)	–	–	–
Expected option life (years)	5	3.0	4.7
Expected stock price volatility (%)	78.23	90	90
Weighted average fair value at grant date	$1.01	-	$2.72

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 13 -   RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. The balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)	Amounts due to related parties:

	December 31, 2008	December 31, 2007
Directors	$9,000	$18,250
ABC Drilling Services Inc.	-	4,578
Chevillon Exploration	16,789	-
Frobisher Securities Ltd.	-	3,707
Oniva International Services Corp.	145,011	147,424
Sampson Engineering Inc.	-	2,684
Wear Wolfin Design Ltd.	-	145
	$170,800	$176,788

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

(b)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007

Intermark Capital Corp	$96,000	$88,000	$87,000
Wear Wolfin Design Ltd.	30,000	27,500	30,000
	$126,000	$115,500	$117,000

(c)	The Company recorded the following amounts for other services provided by the following companies:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007
ABC Drilling Services Inc.	$-	$65,577	$53,837
Bralorne Gold Mines Ltd.	-	-	6,854
Chevillon Exploration Consulting	16,789	-	-
Sampson Engineering Inc.	34,698	36,100	36,600
National Media Associates	-	(40,513)	84,279
	$51,487	$142,190	$181,570

(d)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007

Salaries and benefits	$109,354	$72,365	$59,523
Office and miscellaneous	78,804	81,368	60,334

	$188,158	$153,733	$119,857

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

NOTE 14 -   SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2008	December 31, 2007	January 31, 2007
Net change in non-cash working capital items:
Interest receivable	$16,244	$18,996	$(38,179)
Sales taxes recoverable	(206,110)	(338,069)	(61,665)
Prepaid expenses	20,830	21,725	(40,497)
Due from related parties	-	65,770	17,230
Accounts payable and accrued liabilities	(116,303)	(790,850)	224,755
Due to related parties	(5,988)	35,264	(39,894)
	$(291,327)	$(987,164)	$61,750

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

NOTE 18 -   INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007
Statutory rate	31.00%	34.12%	34.12%

Income taxes recovered at the Canadian statutory rate	$446,469	$473,225	$1,244,882

Less permanent differences:
Stock-based compensation	(181,598)	–	(976,038)
Investor relations expense for stock options granted	(6,262)	(9,507)	(66,739)
Reduction for effect of lower Mexican tax rates	(7,160)	(64,829)	(10,644)
Equity based accounting loss for interest in Cia Minera Mexicana de Avino, S.A. de C.V.	–	–	(11,458)
Other non-tax deductible expenses	(762)	(1,574)	(3,373)

Effect of temporary differences:
Share issuance costs	51,071	71,239	71,239

Valuation allowance on benefit of tax loss	(301,758)	(468,554)	(247,869)

Benefit of Mexican tax losses recognized on reduction of future income tax liability	(98,653)	501,083	–

Income tax recovery recognized in the year	$(98,653)	$501,083	$–

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 18 - INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to potential future income tax assets are as follows:

	December 31, 2008	December 31, 2007

Expected tax recovery rate	27%	29%

Non-capital tax losses carried forward	$1,219,963	$1,092,322

Capital tax losses carried forward	323,886	213,470

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	441,491	507,413

Share issuance costs	88,963	143,329

Tax basis of investments in related companies in excess of book value	47,740	30,793

Undeducted capital cost allowance in excess of book value of Canadian equipment	56,246	60,325

Future income tax assets	2,178,289	2,047,652

Less: valuation allowance	(2,178,289)	(2,047,652)

Net tax assets	$–	$–

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

	December 31, 2008	December 31, 2007

Mexican statutory rate	28%	28%

Book value of mineral properties in excess of tax bases	$3,382,547	$2,889,045
Book value of plant and equipment in excess of tax bases	275,092	275,266
Less: Mexican tax losses carried forward	(1,724,070)	(1,329,395)

Future income tax liability	$1,933,569	$1,834,916

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

This note has been revised from that in the consolidated financial statements previously filed to reflect the item (iii) described and listed in the statement of operations below.

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
	December 31, 2008	December 31, 2007
Balance sheets
Total assets under Canadian GAAP	$20,126,230	$21,190,940
Deferred exploration expenditures and mineral property acquisition costs (ii)	(14,861,524)	(13,096,805)
Total assets under US GAAP	$5,264,706	$8,094,135

Total liabilities under Canadian GAAP	$2,508,776	$2,532,414
Future income taxes related to mineral properties (ii)	(1,933,569)	(1,834,916)
Total liabilities under US GAAP	$575,207	$697,498

Total shareholders’ equity under Canadian GAAP	$17,617,454	$18,658,526
Future income taxes related to mineral properties (ii)	1,933,569	1,834,916
Deferred exploration expenditures (ii)	(14,861,524)	(13,096,805)
Total shareholders’ equity under US GAAP	$4,689,499	$7,396,637

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 23  -  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	December 31, 2008	December 31, 2007	January 31, 2007
Consolidated statements of operations
Loss for year under Canadian GAAP	$(1,538,876)	$(885,863)	$(3,684,539)
Future income taxes related to mineral properties (ii)	98,653	(501,083)	-
Impairment loss on mineral property acquisition costs (ii)	-	-	(9,525,575)
Exploration expenses (ii)	(1,764,719)	(2,332,350)	(751,981)
Stock based compensation expense (iii)	(185,165)	-	-
Net loss for the year under US GAAP	(3,390,107)	(3,719,296)	(13,962,095)
Comprehensive income (loss) items:
Unrealized gain (loss) on investments (i)	(108,196)	(12,487)	17,116
Net comprehensive loss	$(3,498,303)	$(3,731,783)	$(13,944,979)
Loss per share under US GAAP - basic and diluted	$(0.17)	$(0.18)	$(0.76)

	December 31, 2008	December 31, 2007	January 31, 2007
Statements of cash flows
Cash flows used in operating activities under Canadian GAAP	$(909,029)	$(2,344,201)	$(494,328)
Mineral properties expenditures (ii)	(1,764,719)	(2,292,156)	(751,981)
Cash flows used in operating activities under US GAAP	$(2,673,748)	$(4,636,357)	$(1,246,309)

Cash flows (used in) from investing activities under Canadian GAAP	$(1,858,211)	$(2,364,364)	$(1,095,902)
Mineral properties expenditures (ii)	1,764,719	2,292,156	751,981
Cash flows (used in) from investing activities under US GAAP	$(93,492)	$(72,208)	$(343,921)

i)	Investments

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

ii)	Mineral properties and deferred exploration expenditures

Canadian GAAP permits the deferral of costs for the acquisition of mineral properties and exploration expenditures subject to periodic assessments for impairment. US GAAP requires that mineral exploration costs relating to unproven mineral properties be expensed.  Under US GAAP the acquisition costs of mineral properties are initially capitalized with an assessment for impairment under SFAS No. 144 performed at each reporting period. For US GAAP cash flow statement purposes, mineral property exploration expenditures would be shown under operating activities rather than investing activities.

iii)	Stock-based compensation

Under SFAS 123(R) US GAAP requires the recognition of a stock-based compensation expense associated with the extension of the expiry date of outstanding warrants whereas Canadian GAAP has no clear guidance on non-service orientated equity awards. The Company has calculated this expense using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 3.05% and 3.05%, dividend yield of nil and nil, volatility of 26.61% and 44.12% and an expected life of 0.05 years and 1.05 years.

iv)	Depreciation and amortization

Once production commences, the mine mill, machinery, plant facilities and equipment are amortized at rates sufficient to amortize such costs over the estimated productive lives, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

v)	Recent adopted accounting standards

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

vi)	Recently issued accounting pronouncements

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

AVINO SILVER & GOLD MINES LTD.

Dated: February 10, 2010	By:	/s/ David Wolfin
David Wolfin,
President
(Principal Executive Officer

Exhibit Number	Name
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
__________________________
*  Previously filed.