Form 20-F
period 2009-12-31
AVINO SILVER & GOLD MINES LTD
filed 2010-07-15
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended December 31, 2009

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

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada
(Address of principal executive offices)

David Wolfin, 455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada,
Tel:604-682-3701, Email: dwolfin@oniva.ca
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable	Not Applicable
Title of Each Class	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 20,584,727 common shares, without par value, issued and outstanding as of December 31, 2009. .

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes  ☑No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes  ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑Yes  ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐Yes  oNo

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated File ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                                                          International Financial Reporting Standards as issued                                                                       Other ☑
by the International Accounting Standards Board    ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☑ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes☐  No☐

INTRODUCTION

In this Annual Report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “our” or “us” refers to Avino Silver & Gold Mines Ltd.

We were incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1969, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the United States Securities Exchange Act of 1934, as amended, and changed its name to Avino Mines & Resources Limited.  On April 12, 1995, we changed our corporate name to International Avino Mines Ltd. and affected a reverse stock split of one common share for every five common shares outstanding.  On August 29, 1997, we changed our corporate name to Avino Silver & Gold Mines Ltd. to better reflect our business of exploring for and mining silver and gold.  Our principal executive office is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, Canada.

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

quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
ton	Imperial measurement of weight equivalent to 2,000 pounds.
tonne	Metric measurement of weight equivalent to 2,205 pounds (1,000 kg)
TPD	Tonnes per day.
trench	A long, narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure.
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

PART I

Item 1.   Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.           Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended  December 31, 2009, December 31, 2008, December 31, 2007(1), January 31, 2007 and January 31, 2006, is derived from the audited financial statements of the Company. The audited consolidated financial statements and notes for the years ended December 31, 2009, December 31, 2008, and the eleven month period ended December 31, 2007 are included in this Annual Report.  The selected historical financial information for each year ended January 31, 2007 and 2006, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report.  The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

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
_____________________
(1) In January 2008, the Company changed its financial year end from January 31 to December 31. Consequently, the period ended December 31, 2007 is an 11 month fiscal year.  (referred hereinafter as fiscal year end “2007-II”)

Canadian GAAP
	Years Ended December 31,		Eleven Months Ended December 31,	Years Ended January 31,
	2009	2008	2007	2007	2006
Summary of Operations:
Revenue	$-	$-	$-	$-	$-
Interest Income	68,224	146,386	359,339	430,231	46,082
Expenses
Operating and administrative	669,178	1,575,913	868,527	4,014,734	1,416,797
Write-down of mineral properties	608,118	-	-	-	103,342
Equity losses in Cia Minera Mexicana de Avino, S.A. de C.V.	-	-	-	33,581	342,596
Litigation settlement	-	2,785	(759,302)	-	-
Misappropriation loss	-	-	(86,155)	-
Mineral property option revenue	-	25,000	-	-	-
Write-down of investment	-	-	-	-	217,000
Site assessment of Cia Minera Mexicana de Avino, S.A. de C.V.	-	-	-	-	355,921
Future income tax benefit (expense)	239,562	(98,653)	501,083	-	19,750
Net loss	(987,759)	(1,538,876)	(885,863)	(3,648,539)	(2,369,724)
Loss per share	(0.05)	(0.07)	(0.04)	(0.20)	(0.22)

Weighted average number of shares outstanding	20,584,727	20,584,727	20,584,727	18,385,007	10,965,718

	As at December 31,			As at January 31,
	2009	2008	2007	2007	2006
Balance Sheet Data:
Total assets	$19,206,278	$20,126,230	$21,190,940	23,295,039	$3,901,160
Cash and cash equivalents	2,829,605	3,575,241	6,342,481	11,045,106	3,067,011
Total liabilities	2,241,179	2,508,776	2,532,414	3,789,083	586,714
Shareholders’ equity	16,965,099	17,617,454	18,658,526	19,505,956	3,314,446

United States GAAP	Years Ended December 31,		Eleven Months Ended December 31,	Years Ended January 31,
	2009	2008	2007	2007	2006
Summary of Operations:
Net loss per Canadian GAAP	$(987,759)	$(1,538,876)	$(885,863)	$(3,684,539)	$(2,369,724)
Adjustments	(95,108)	(1,851,231)	(2,833,433)	(10,277,556)	(74,147)
Net loss per US GAAP	(1,082,867)	(3,390,107)	(3,719,296)	(13,962,095)	(2,443,871)
Loss per share per US GAAP	(0.05)	(0.17)	(0.18)	(0.76)	(0.22)

	As at December 31,			As at January 31,
	2009	2008	2007	2007	2006
Balance Sheet Data:
Total assets under Canadian GAAP	19,206,278	20,126,230	21,190,940	23,295,039	3,901,160
Adjustments	(14,573,506)	(14,861,524)	(13,096,805)	(10,747,339)	(260,955)
Total assets under US GAAP	4,632,772	5,264,706	8,094,135	12,547,700	3,640,205

Total equity under Canadian GAAP	16,965,099	17,617,454	18,658,526	19,505,956	3,314,446
Adjustments	(12,879,499)	(12,927,955)	(11,261,889)	(10,747,339)	(260,955)
Total equity under US GAAP	4,085,600	4,689,499	7,396,637	8,758,617	3,053,491

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended	Average	Period End	High	Low
2006	1.2061	1.1436	1.2703	1.1436
2007	1.1357	1.1792	1.1824	1.0989
2007 II	1.0651	0.9913	1.1853	0.9170
2008	1.0660	1.2246	1.2969	0.9719
2009	1.1420	1.0466	1.3000	1.0292

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate.  As of July 9, 2010, the exchange rate was CDN$1.0328 for each US$1.

Month	High	Low
January 2010	1.0657	1.0251
February 2010	1.0734	1.0420
March 2010	1.0421	1.0113
April 2010	1.0201	0.9961
May 2010	1.0778	1.0116
June 2010	1.0606	1.0199

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

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception. For the year ended December 31, 2009, we had a net loss of $987,759 and an accumulated deficit on December 31, 2009 of $24,170,684.  The Company has not generated revenues from operations since 2001 and does not expect to generate revenues from operations until one or more of its properties are placed in production.  There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

The mining industry is highly speculative and involves substantial risks.  Even when mining is conducted on properties known to contain significant quantities of mineral deposits it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore that can be extracted in a commercially economical manner.  There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions.  Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.  Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.

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

Political or economic instability or unexpected regulatory change. Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our mineral exploration activities could be adversely effected by:

●	political instability and violence;

•	war and civil disturbances;

•	expropriation or nationalization;

•	changing fiscal regimes;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure;

•	changes in the regulatory environment governing mineral properties; and

•	unenforceability of contractual rights,

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

Volatility of share price.  In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During the 2009 fiscal year, the Company’s common share price fluctuated between a low of $0.38 and a high of $0.99.  Subsequent to the 2009 fiscal year and as of June 30, 2010, the Company’s common share price has fluctuated between a low of $0.65 and a high of $0.88.  Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

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

On February 16, 2009, the Company converted existing loans advanced to Cia Minera in to new additional shares of Cia Minera. As a result, the Company’s ownership interest in Cia Minera increased to 99.28%.

The Company has no other significant acquisitions or dispositions of property, except as disclosed in this Annual Report.

B.           Business Overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver and gold exploration.  The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the “Avino Mine”).  From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of smelter.  Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver and began acquiring silver properties in North America. The Company acquired the Eagle property in Canada’s Yukon Territory and the Aumax silver and gold property in British Columbia. Each property produced positive assays for silver through drilling and sampling.  The Avino Mine in Mexico and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company’s principal focus for the foreseeable future.

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

Competition

The mining industry in which the Company is engaged is highly competitive.  Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company.  The Company competes with other mining companies in connection with the acquisition of gold, silver and other precious metal properties.  In general, properties with a higher grade of recoverable mineral and/or which are more readily mined afford the owners a competitive advantage in that the cost of production of the final mineral product is lower.  In 2009, demand for silver exceeded supply and worldwide demand is expected to increase through 2010.  This, in part, has fueled the increases in silver prices over the same period.  Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties.  As a result, the Company may eventually be unable to acquire attractive gold or silver mining properties.

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

The Company has obtained all necessary permits and authorizations required for its current exploration.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

C.           Organizational Structure

The Company’s Mexican subsidiaries are the wholly owned subsidiary of Oniva Silver and Gold Mines S.A. de C.V., referred to as “Oniva”, Promotora, in which the Company has direct ownership of 79.09%, and Cia Minera in which the Company has a 96.6% direct ownership and an additional 2.68% of Cia Minera is held through Promotora.  The Company’s total effective ownership interest in Cia Minera is 99.28%.

All of the above subsidiaries are incorporated under the laws of Mexico.

D.           Property, Plants and Equipment

The Company is exploring five silver and gold projects in Canada and Mexico.  All of the Company’s mineral property interests in Canada are wholly-owned by the Company.  In Mexico, the Company has a 99.28% interest in Cia Minera, a Mexican company which is involved in the mining of commercial ores and resource exploration and development, including the operation of the Avino Mine.  Cia Minera is not involved with any exploration activities in Canada.  The Company owns and manages these properties. Exploration in Canada has in recent years, been limited to prospecting, trenching and drill programs on our Eagle, Olympic-Kelvin, Minto, and Aumax properties.

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

Cia Minera leases four core mineral claims in consideration for royalties.  Prior to the Company acquiring control of Cia Minera, the lessor had contested the underlying royalty agreement and had filed a legal action claiming royalties were owed from years prior to the Company’s acquisition of control. Once control was obtained, an amicable settlement was negotiated during the period ended December 31, 2007 whereby the Company settled the dispute at a cost of $1,497,604 (settlement denominated in USD$1,500,000). The $1,497,604 amount, less a prior year accrual of $738,302 is recorded in litigation settlement expense during the period ended December 31, 2007. The Company paid a $1,398,457 (USD$1,400,000) portion of the settlement during the period ended December 31, 2007 and the balance owing of $102,785 (USD$100,000) during the year ended December 31, 2008. A difference in foreign exchange on the settlement date in 2008 resulted in $2,785 recovery.

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

During 2006 to 2007, the Company had drilled 82 holes totaling approximately 18,000 metres on different targets across the Avino property. The Company has decided to focus on the San Gonzalo vein system. The Company may continue exploration of its other properties at a later date.

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

The Avino process plant was built initially in the 1970’s refurbished and capacity increased in 1993.  Most of the infrastructure is in place for an ongoing 1,000 TPD operation.  Some of the buildings will require cleanup and repair and refurbishment.  The plant was fully permitted but remains in temporary closure.  Permits will have to be brought current.

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

Details of the drilling results conducted in the year ended December 31, 2008 are as follow:

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

Detailed intersections:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
321.40	322.00	0.60	Andesite volcanic with quartz veins	0.016	1.6	33	126	423
322.00	322.85	0.65		0.215	74.1	409	11500	2725
322.85	323.70	0.85		0.195	75.2	389	2665	3405
323.70	324.10	0.40		0.109	221.0	3668	65000	3569
324.10	324.90	0.80	San Gonzalo vein with quartz brecci	0.925	55.0	264	6449	3610
324.90	325.70	0.80		0.457	223.5	729	15500	4012
325.70	327.00	1.30		0.288	31.8	483	2241	2408

Hole SG-08-04 intersected San Gonzalo vein 261.25-264.6m (3.35m) 0.5 g/t gold 59 g/t silver.

Detailed intersections as follows:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
261.25	261.75	0.50	San Gonzalo Vein	0.802	81.0	145	754	1251
261.75	262.75	1.00		0.331	61.4	234	1014	2002
262.75	263.15	0.40		0.040	11.2	39	109	353
263.15	263.70	0.55		0.990	85.0	119	396	794
263.70	264.60	0.90		0.424	49.7	208	440	702

Hole SG-08-05 did not intersect the San Gonzalo vein but hit a breccia zone which may be part of the vein system. Values were low:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
437.75	438.50	0.75	Breccia Zone	0.030	0.1	5	33	32
438.50	438.90	0.40		<0.005	<0.1	6	22	76
438.90	439.55	0.65		0.015	<0.1	7	18	65
439.55	440.35	0.80		0.010	<0.1	8	14	30

Hole SG-08-06 intersected San Gonzalo 214.05 – 219.70m (5.65m) 0.88 g/t gold, 235 g/t silver.

Details as follows:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
214.05	214.85	0.80	San Gonzalo vein with Sulphide Minerals	0.729	204.0	2944	21400	17600
214.85	215.95	1.10		0.523	95.0	1189	5264	6417
215.95	216.80	0.65		0.335	47.5	398	1486	2918
216.80	218.00	1.20		0.360	87.3	1960	5342	7772
218.00	218.85	0.85		3.228	758.9	3731	18500	19000
218.85	219.70	0.85		0.402	316.1	7094	17500	14800

 Hole ET-08-01 drilled on the eastern side of the ET shoot below level 9. The hole intersected the Avino vein but gold and silver values are low.

Avino vein 196.90 – 213.40m (16.5m).

Details:
From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
196.90	198.40	1.50	Avino Vein	0.322	3.6	259	149	719
198.40	199.90	1.50		0.020	7.8	97	68	554
199.90	201.40	1.50		0.054	5.2	331	180	665
201.40	202.90	1.50		<0.005	2.4	306	45	2079
202.90	204.40	1.50		0.090	1.6	271	54	5950
204.40	205.90	1.50		0.005	0.6	456	25	2784
205.90	207.40	1.50		<0.005	0.8	168	16	4381
207.40	208.90	1.50		<0.005	0.8	229	18	2361
208.90	210.40	1.50		0.040	1.3	178	34	3494
210.40	211.90	1.50		0.015	0.3	320	23	2502
211.90	213.40	1.50		0.005	3.0	621	29	3957

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

Hole ET-08-05 Drilled approximately 80m east of hole ET-08-04 intersected the Avino vein 293.35 – 302.70 (9.35m). It is well off the ET shoot and did not intersect significant gold or silver values but copper values are of interest:

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

Hole ET-08-06 Intersects the Avino vein 60m east of final working face on level 11 ½. The Avino vein is wide: 237.60 – 288.70m (51.10m) but gold and silver values are low although some high copper grades were intersected on the foot wall side of the vein:

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
237.60	238.25	0.65	Main Avino Vein	0.140	74.2	3526	7260	909
238.25	239.75	1.50		0.065	22.4	2260	344	383
239.75	241.25	1.50		0.020	8.7	883	43	528
241.25	242.75	1.50		0.115	10.1	2249	374	1981
242.75	244.25	1.50		0.045	8.7	2641	40	631
244.25	245.75	1.50		0.105	14.4	3472	87	651
245.75	247.25	1.50		0.072	17.1	4780	41	876
247.25	248.75	1.50		0.053	20.5	6107	100	950
248.75	250.25	1.50		0.100	11.0	4619	191	1044
250.25	251.75	1.50		0.120	10.4	4869	282	784
251.75	253.25	1.50		0.035	4.0	1261	45	662
253.25	254.75	1.50		0.163	14.9	2553	78	835
254.75	256.25	1.50		0.045	25.4	6483	95	734
256.25	257.75	1.70		0.015	12.0	5544	40	871
257.75	259.25	1.50		0.025	39.8	5758	217	521
259.25	260.75	1.50		0.025	20.6	6136	89	465
260.75	262.25	1.50		0.015	10.5	3202	74	327
262.25	263.75	1.50		0.059	24.0	3670	105	533

263.75	265.25	1.50	Main Avino Vein	0.049	28.7	3252	183	718
265.25	266.75	1.50		0.053	14.2	6129	112	584
266.75	268.25	1.50		0.156	47.3	7192	217	399
268.25	269.75	1.50		0.102	19.8	3342	125	326
269.75	271.25	1.50		0.030	9.1	4101	38	414
271.25	272.75	1.50		0.010	9.3	2611	94	455
272.75	274.25	1.50		0.020	7.9	3355	41	391
274.25	275.75	1.50		0.020	16.5	4405	58	496
275.75	277.25	1.50		0.076	82.7	4570	422	979
277.25	278.75	1.50		0.084	58.4	5545	956	593
278.75	280.25	1.50		0.010	16.6	5749	74	659
280.25	281.75	1.50		0.020	18.7	4592	68	575
281.75	283.25	1.50		0.015	16.1	4219	74	651
283.25	284.75	1.50		0.038	23.6	3526	7260	909
284.75	286.25	1.50	Main Avino Vein	<0.005	6.7	2841	22	1225
286.25	287.75	1.50		0.092	49.4	25700	44	2712
287.75	288.70	0.95		0.105	62.5	27200	57	2669

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

Proposed Work Program.  As a result of the numerous ore-grade intersections encountered at San Gonzalo, a NI 43-101-compliant resource calculation is underway for this zone. The Company retained David Gunning, P. Eng., a Qualified Person under NI 43-101, to review all results. The Company also plans to extract and process a 10,000-tonne bulk sample from San Gonzalo. This program will provide concentrate for testing at various smelters. In preparation for the sampling, the Company has recommissioned a 250-tonne circuit at the mill to facilitate the processing of lead-silver ore from San Gonzalo.

In 2009, the main focus of the Company was to conduct a bulk sampling program to firm up the grade and the metallurgy of the newly discovered San Gonzalo deposit. The sampling program will also provide the needed concentrate material for further evaluation by the various smelters and trading companies and for on-site processing if deemed feasible.

Applications for permits to the various regulatory agencies were submitted early in the year and the permits were granted within 8 to 12 weeks after the applications were filed. After obtaining the permits, the Company was in a position to proceed with its operating plan for the bulk sampling program. The capital cost of the program was finalized and the expenditure was approved. While this was ongoing, the Company continued holding discussions with various concentrate buyers.

During the year, the Company provided progress reports and updates and by April, 2010 reported significant progress towards its goal of beginning a 10,000 tonne bulk sample to facilitate a production decision regarding San Gonzalo.  Plant refurbishing is nearly complete and management expects to begin processing stockpiled ore for commissioning and testing purposes during the second quarter of 2010. Construction of the surface infrastructure and underground development are ongoing, and the Company expects to treat the 10,000 tonne San Gonzalo bulk sample after the stockpiled ore test has been completed.

A major portion of the work and investment in 2009 centered on improving and upgrading the existing mine and equipment.  The Company is committed to making the facility modern and efficient for use in production well beyond the bulk sampling phase.

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

Soil sampling conducted in 1971 by United Keno Hill Mines Ltd. outlined a strong 300 metre long Pb-Ag anomaly across the southern boundary of Mega Silver Inc.’s (“Mega Silver”, now known as “Mega Precious Metals”) adjoining Man claim that apparently represents the untested northeast extension of the Eagle vein.

On November 12, 2008 and amended April 1, 2009, the Company entered into an option agreement (the “Option Agreement”) with Mega Silver, whereby Mega Silver can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory. In October 2009, Mega Silver returned the Eagle property to the Company due to a change in its corporate exploration objective.

During 2008, the Company received $25,000 upon execution of the Option Agreement which was recorded in income.

During 2009, Mega Silver completed six NTW diamond drill holes on the Eagle property totalling 1,897.1 metres. The work program was successful in indentifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The work has also established that indium, used in plasma screens, is present in significant concentrations in the sphalerite enriched Eagle vein.

Hole D09EE-02 intersected three vein structures within a 23.7m wide zone assaying 47.1 g/t Ag, 0.38 % Pb, 3.85% Zn and 37.7 g/t In, and includes the upper vein which assayed 0.3g/t Au, 284.3 g/t Ag, 3.16% Pb, 7.11% Zn and 57.9 g/t In. In addition, hole D09EE-01 intercepted possible replacement-style disseminated arsenopyrite and pyrite mineralization that assayed 1.26 g/t Au over 1.5m (351.0-352.5m), indicating a possible new gold exploration target in the camp similar to the skarns of the Newry (Aurex) gold prospect roughly 13 km to the west-southwest.

EAGLE PROPERTY - DIAMOND DRILL RESULTS SUMMARY
Hole Number	Intercept						Analytical Results*
	Target	Drill Section	From (m)		To (m)	Width (m)	Au (ppb)	Ag (g/t)	Pb (ppm)	Zn (ppm)	In (g/t)
D09EE-01	Eagle Vein	L40+00E		328.6	332.7	4.1	16	15.1	554	1.16%	11.3
				346.3	352.5	6.2	425	12.2	489	1.86%	22.9
			Incl.	351.0	352.5	1.5	1263	15.7	138	797	0.1
D09EE-02	Eagle Vein	L40+00E		272.9	296.6	23.7	60	47.1	3750	3.85%	37.1
			Incl.	272.9	274.2	1.3	312	284.3	3.16%	7.11%	57.9
			Incl.	283.7	284.8	1.1	222	110.8	1.90%	12.01%	89.4
			Incl.	288.3	296.0	7.7	46	20.9	1008	4.89%	65.8
D09EE-03	Eagle / McLeod	L33+50E		267.7	268.4	0.7	8	29.4	3120	5262	n/a
D09EE-04	McLeod Fault	n/a		-	-	-	No significant results.
D09EE-10	Eagle Vein	L39+00E		305.1	305.9	0.8	160	28.1	0.35%	3.23%	n/a
D09EE-11	Eagle Vein	L42+00E		232.7	241.1	8.4	181	10.3	668	1.09%	n/a
			Incl.	232.7	234.1	1.4	934	18.6	482	2.53%	n/a
				244.5	265.5	19.0	58	29.1	2805	2.79%	n/a
			Incl.	252.5	254.5	2.0	112	145.0	1.03%	3.17%	20.3
			And	262.8	264.6	1.8	230	31.9	626	18.52%	285.4

* Analytical results reported in ppb (Au) and ppm (Pb, Zn) and g/t (In) unless otherwise indicated.

Proposed Work Program.  The 2009 work program identified strong results which warrant further exploration; the Company is currently evaluating other possibilities.

Aumax Property

Ownership.  The Aumax Property is wholly owned by the Company.  In 2003, the Company acquired a 100% interest in six Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. During the fiscal year ended January 31, 2007, these mineral claims were converted into one claim encompassing all of the original claims. During the fiscal year ended December 31, 2009, the Company wrote down the value of these exploration costs to a nominal value of $1 by an impairment charge to operations of $187,852.

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

A limited exploration program of prospecting, rock and soil sampling and mechanized trenching was carried out in October of 1999.  Trenching on the Aumax showing was inconclusive.  Many highly anomalous quartz-carbonate boulders were excavated but bedrock was not reached in critical areas.  Chip samples of veins exposed in the trenches were highly anomalous, generally in the hundreds of parts per billion gold.  Further prospecting and soil sampling of the southeast (upslope) of the Aumax showing was recommended.

Limited soil sampling and prospecting in 1999 on the Upper Zone returned extremely anomalous soil samples.  A grid geochemical sampling and further prospecting in this area was recommended.

The Company has placed a reclamation bond of $1,500 at December 31, 2009 (December 31, 2008:$1,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

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

Olympic-Kelvin Property

Ownership.  The Olympic-Kelvin property is wholly owned by the Company and was acquired in 1987 when it acquired a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the fiscal year ended January 31, 2007, these original mineral claims and fractions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and ceased exploration activities in fiscal 2006. During the fiscal year ended December 31, 2009, the Company wrote down the value of these exploration costs to a nominal value of $1 by an impairment charge to operations of $163,466. The Company will maintain these claims in good standing and may decide to commence exploration again on the Olympic-Kelvin Property. However, the current focus of the Company is its exploration activities in Mexico.

Property Description and Location.  The Olympic-Kelvin property totals approximately 662.5 hectares and is located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia.

The Olympic-Kelvin property is easily accessible by the all-weather, publicly maintained, Gray Rock logging road which runs northeast from Goldbridge.  Access on the Olympic-Kelvin property is possible on a number of cat trails built by the Company and previous operators.

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

The Enigma Zone is a colour anomaly on the south shore of Carpenter Lake on Lot 6280, approximately 700 metres east, north-east of the Margarita Zone.  Trenching revealed a quartz stock work zone with areas of abundant stibnite. Sampling returned 1.7 grams per tonne of gold over 21 metres within a 75 metre mineralized zone. This is a very wide zone for the Bridge River Camp and, if the zone has significant strike length, it could be amenable to open pit mining. Hole 04-0k-04 was drilled 154 metres under the Enigma Zone and returned highly anomalous gold values.  Detailed geological mapping and geochemical sampling has been recommended.

Drilling in January of 2005 was unsuccessful in intersecting the Margarita Zone.  One hole was drilled from the east to attempt to intersect the zone.  This hole was abandoned at 21.3 metres because of bad ground conditions.  No values of economic interest were returned from samples taken from the hole.

The Company has placed a reclamation bond of $1,500 at December 31, 2009 (December 31, 2008: $1,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

No drilling on the Olympic Property was completed in 2009.

Proposed Work Program. No further work is proposed at this time.

Minto Property

Ownership.  The Minto Property is wholly owned by the Company and was acquired in early 1985 when it acquired its 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. The Company recommenced exploration of the property in fiscal 2006 and ceased exploration activities in fiscal 2007 and during the 2009 year end wrote down the value to a nominal amount of $1 by an impairment charge to operations of $256,800. The Company will maintain these claims in good standing and may decide to commence exploration again on the Minto Property. However, the current focus of the Company is its exploration activities in Mexico.

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

Gold Bridge can be reached from Vancouver via Hope and Lillooet, a distance of 445 kilometers, or via Pemberton using the four-wheel-drive Hurley Pass route, a distance of 225 km.

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

The gold bearing structures consist of sets of parallel narrow (1-2 mm) fractures containing quartz, carbonate, grey sulphide veinlets.  Assay samples from the four holes drilled conveyed from 1.04 grams per ten to 45.4 grams per tonne.

The Company has placed a reclamation bond of $2,500 at December 31, 2009 (December 31, 2008: $2,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

Proposed Work Program.    No further work program has been proposed.

2009 Summary of Significant Events

Permits

The Company secured all permits to operate the San Gonzalo deposit and the processing plant at the rate of 250 TPD. These permits are valid for processing the 10,000 tonne bulk sample as well as for full production. The Company has kept these permits in good standing with regular submissions to the regulatory authorities to maintain compliance.

Plant Power Supply

Finalization of an agreement with Mexico’s state power utility commission CFE (Commission Federal de Electricidad) resulted in an increase to the supply of power to the plant. This step was necessary to operate the 250 TPD circuit on a sustained basis, and it also resulted in an electrical system upgrade.

Mining Contractor

The Company selected and engaged the mining contractor, Desarrollo Minero Guadalupe S.A. de C.V. (“DMG”), for development work and extraction of the bulk sample. DMG began driving the decline in January. The mining contract will include driving approximately 1,000 metres of development consisting of a decline, crosscuts and raises. The Company expects to extend this contract with continued mining operations in the event the bulk sampling program results in positive cash flow.

Reclaim Water System

The water supply system from the tailings pond was completed and the two water storage tanks were cleaned out. Process water supply to the plant is now fully functional.

Assay Lab

Repairs to the assay lab were completed. A new AAS unit was also purchased to provide on-site control assays.

Mill Circuit

The 250 TPD mill circuit is nearly complete with all major pieces in place. The mill will be tested with stockpiled material from earlier operations. The crushing plant was also upgraded with the purchase of a jaw crusher, installation of a new conveyor and major repairs to the cone crusher and vibrating screen.

Key Personnel

As the project advanced, the Company hired a Mining Engineer to monitor the development of the mine and oversee the work of DMG. The Company also began searching for a Plant Manager and Chief Assayer.

Bulk Sampling to Confirm Grade and Recoveries

The Company’s focus for 2009 was the development of the mine and plant to conduct a 10,000 tonne bulk sample from the high-grade San Gonzalo zone. This sample will allow the Company to assess economics of the zone and confirm mineral grades obtained through earlier diamond drilling. The Company is also investigating potential buyers for the San Gonzalo concentrate. Samples have been shipped to various smelters for testing. The goal is to complete the bulk sample program and move into full production if results are positive.

The bulk sampling program will begin by processing older stockpiled materials grading 0.41% Cu, 90 g Ag/t and 1.1 g Au/t. This step will allow the fine tuning of the refurbished 250 TPD plant circuit prior to processing the higher grade San Gonzalo material.

Progress Update For 2010

Underground Development

Ramp development is ongoing with about 65m to go before intersecting the San Gonzalo vein. Several narrow alterations rich in pyrite have been noted and logged during the advancement of the ramp. The 10m cut out for equipment turnaround in the ramp has been completed.

Buildings and Power Supply

The mine office, workshop and diesel fuel storage are approximately 80% complete. Design of oil spillage from the workshop and fuel storage has been factored in according to the land use permit. DMG has overseen the supply of the power generator and the air compressors. The hotel, miners’ quarters and telecommunications system are complete and fully functional.

Tailings and Reclaim Water Supply

The tailings reclaim water system is operational and plans are in place to reactivate the La Caricol water system as well to ensure milling operations will not be impacted during the balance of the dry season.

Electrical

The entire electrical system has been upgraded in order to comply with CFE requirements. The majority of this work has been completed. However, there is still additional work required as more equipment is added to the operating list.

Plant Refurbishing

The crushing circuit is currently undergoing commissioning. The Company is expecting a report from Metso Minerals verifying that the cone crusher is ready for service and the installation of the lubrication system is within specification.

The jaw crusher, screen and various conveyor belts have been tested and appear to be problem free. Longer running times are required, however, to ensure moving parts will not overheat during operations.

The 8x6 ball mill was started empty and the speed was measured at 22rpm. At this speed, it represents a little over 80% of critical so its capacity has been optimized. Ball charge is expected to range from 12 to 16 tonnes depending on the % desired loading.

NI 43-101 Resource Calculation

An NI 43-101 resource calculation for San Gonzalo, completed by Orequest Consultants, estimates that the zone contains 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:
Ag                Au                Zinc                Lead
Tonnes                g/t                g/t                 %                 %

444,250                332               2.61                1.5                1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.

The decline will descend into the San Gonzalo vein, where drilling over the past two years has outlined a resource of 444,250 tonnes grading 332 g/t silver, 2.61 g/t gold, 1.5% zinc and 1.0% lead.  Exploration and development to expand the resource will continue.

In addition, the Company is also planning to explore new areas of the property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling have been proposed for up to 15 areas of the property. These proposals will be reviewed once the bulk sampling program has been completed.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis of the operations, results and financial position of the Company for the year ended December 31, 2009, and December 31, 2008, should be read in conjunction with the Company’s Consolidated Financial Statements and the notes thereto.

The financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. In addition, US GAAP requires investments available for sale to be recorded at fair market value with unrealized gains or losses recognized as part of comprehensive income (loss) unless a decline in value is considered to be other than temporary. Effective for fiscal December 31, 2007 the Canadian GAAP treatment is the same, however in fiscal January 31, 2007 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations. US GAAP requires the recognition of a stock-based compensation expense associated with the extension of the expiry date of outstanding warrants whereas Canadian GAAP has no clear guidance on non-service orientated equity awards. See Note 23 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

A.  Operating Results

Results of Operations

The results of operations are based on the fiscal years ended December 31, 2009, 2008 and 2007.

Twelve months ended December 31, 2009 compared with the twelve months ended December 31, 2008.

Operating and administrative expenses

Operating and administrative expenses were $669,178 for the twelve month period ended December 31, 2009 as compared with of $1,575,913 for the twelve months ended December 31, 2008, a decrease of $906,735. The primary differences are attributable to decreases of $347,913 in stock-based compensation, $103,161 in investor relations and $395,108 in recovery of sale tax. Other decreases include $10,815 in travel and promotion, $8,529 in general exploration, $16,805 in office and miscellaneous, and $27,194 in salaries. The Company recorded $181,456 as a recovery to the Mexican Value-Added Tax (“VAT”) that was written off during the year end December 31, 2008. The Company received the majority of this tax back in cash refunds. The stock based compensation was lower as a result of fewer stock options granted in 2009. The lower expense in investor relations is due to a reduction in research reports and publications. The decline in travel expenses is a result of attending fewer trade shows.

Loss for the period

The loss for the twelve month period ended December 31, 2009 was $987,759 compared with a loss of $1,538,876 for the twelve month period ended December 31, 2008, a difference of $551,117. The decrease of $906,735 in operating and administrative expenses was offset by a reduction in interest income of $78,162, a reduction of $25,000 in option revenue and a write down on British Columbia mineral properties of $608,118. The Company also recorded a future income tax recovery of $239,562 as compared to an expense in 2008 of $98,653, a difference of $338,215. These were offset by a reduction in foreign exchange loss of $20,232, the difference between the loss of $18,249 in 2009 and $38,481 in 2008.

Twelve months ended December 31, 2008 compared with eleven months ended December 31, 2007

Operating and administrative expenses

General and administrative expenses totaled $1,575,913 for the twelve month period ended December 31, 2008 compared with $868,527 for the eleven month period ended December 31, 2007, an increase of $707,386. The significant increases were $585,800 in stock based compensation and $213,652 related to a write down of the Mexican sales tax receivable with smaller increases in amortization, management fees, regulatory fees and salaries by $823, $8,000, $4,646 and $35,744, respectively. These increases were offset by decreases of $9,813 in general exploration, $20,490 in office and miscellaneous, $17,256 in professional fees, $70,000 in shareholder and investor relations and $23,720 in travel and promotions. Shareholder and investor relations is lower due to expense related to granting of stock options to investor relations service providers in 2007-II.

The stock based compensation was higher due to stock options being granted during fiscal 2008 where no options were granted in 2007-II. During the year, the Company determined that an allowance should be established for the Mexican VAT in the amount of $213,652.

Loss for the year

Loss for fiscal 2008 was $1,538,876 compared with a loss of $885,863 for the eleven month period ended December 31, 2007, an increase of $653,013. Generally the overall general and administrative costs for the fiscal 2008 were lower than fiscal 2007-II as mentioned above but these were offset with the VAT allowance, stock based compensation and a lower amount of interest income with differences of $213,652, $585,800 and $212,953, respectively. In addition, the Company recorded a future income tax expense of $98,653 as compared to $501,083 recovery amount in fiscal 2007-II.

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

During the year ended December 31, 2009, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $320,100 and capital assets by $281,461. At this time the Company has no operating revenues but earned interest income of $68,224 during the year ended December 31, 2009. As the Company’s cash and cash equivalents will continue to be drawn down by operations and there has been downward pressure on interest rates as well therefore interest income is expected to decrease in future periods.

At December 31, 2009, the Company had working capital of $2,420,918 and cash equivalents of $2,829,605. The Company is continuing its exploration program and refurbishing of its mine facility for a bulk sampling program in Mexico. The annual cost for the bulk sampling program estimated by Orequest was $2,651,000 U.S. and the Company has stayed well below this budget. While the current market clearly presents challenges, the Company’s cash position of approximately CDN$2 million puts it in a strong position for continued growth and to bring the Avino Mine back into production. The Company has no plans for the British Columbia properties during the remainder of the fiscal year 2010.

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

D.  Trend Information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in exploration companies. The appeal of exploration companies as investment alternatives could effect the liquidity of the Company and thus future exploration, development and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E.  Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

As at December 31, 2009, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Drilling Contract	$46,768	$46,768	-	-	-
Future Income Tax Liabilities	1,694,007	-	-	-	1,694,007
Total	$1,740,775	$46,768	-	-	$1,694,007

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

Item 6.  Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s directors and senior management as at July 13, 2010.  The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting was held on June 24, 2010.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since

Michael Baybak Director	A business consultant.	June 1990

Gary Robertson Director	Certified Financial Planner, Director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	August 2005

David Wolfin(1) Director/President/CEO
Director and VP Finance of Berkley Resources Inc., Director and VP Finance of Bralorne Gold Mines Ltd., Director and VP Finance, of Levon Resources Ltd., President and Director of Coral Gold Resources Ltd. and Gray Rock Resources Ltd. and Director of Mill Bay Ventures Ltd. and Cresval Capital Corp.
October 1995

Dorothy Chin Corporate Secretary
Corporate Secretary of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., and Levon Resources Ltd.; formerly Corporate Secretary of Mill Bay Ventures Inc. and Dentonia Resources Ltd.
September 2008

Lisa Sharp Chief Financial Officer	Chief Financial Officer of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Venerable Ventures Ltd.	June 2008

B.      Compensation

During the last completed fiscal year of the Company, the Company had three executive officers, namely, its CEO, Louis Wolfin, its President, David Wolfin, and its CFO, Lisa Sharp. At the Company’s Annual General Meeting on June 24, 2010, Louis Wolfin resigned as CEO and a Director. David Wolfin was appointed CEO and President of the Company.

1)	Compensation Discussion and Analysis

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers.  The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees.  No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

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

Compensation Element	Description	Compensation Objectives

Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.

Incentive Bonuses	Cash payment to add variable component to compensation	Based on corporate and individual performances of key personnel.

Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Retain qualified leaders, motivate strong business performance.

2)	Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2009 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (*)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
David Wolfin(1) President, CEO and Director	2009	$96,000	NIL	NIL	NIL	NIL	NIL	NIL	$96,000
Louis Wolfin(1) Former CEO and Director	2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Lisa Sharp CFO	2009	$19,800	NIL	NIL	NIL	NIL	NIL	NIL	$19,800

* The methodology used to calculate the grant date fair value is the last closing price of the Company’s shares before the date of the stock option grant less the exercise price.

(1)  On June 24, 2010 Louis Wolfin resigned as CEO and David Wolfin was appointed President and CEO.

Annual Base Salary

Base Salary for the executive officers is determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the executive officers shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the executive officers during the most recently completed financial year ended December 31, 2009.

Option Based Award

An Option Based Award is in the form of the grant of an incentive stock option.  The objective of the incentive stock option is to reward executive officers, employees and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.  The plan currently used by the Company is the 2010 Stock Option Plan.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.  For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular filed with the SEC on June 1, 2010.

The 2010 Stock Option Plan is administered by the Compensation Committee pursuant to the 2010 Stock Option Plan.  The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the executive officers which the Committee believes is suitable.

As of December 31, 2009, stock options to purchase a total of up to 1,819,500 shares have been granted and remain outstanding under the Plan, leaving 238,973 options available for issuance.  All previous grants of option-based awards are taken into account when considering new grants.

3)	Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2009:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
David Wolfin(2) President, CEO and Director	100,000 200,000 65,000	$0.75 $0.75 $0.75	April 5, 2010 April 26, 2011 Feb. 27, 2013	Nil	Nil	Nil
Louis Wolfin(2) Former CEO and Director	100,000 180,000 65,000	$0.75 $0.75 $0.75	April 5, 2010 April 26, 2011 Feb. 27, 2013	Nil	Nil	Nil
Lisa Sharp CFO	50,000	$0.75	Sept. 22, 2014	Nil	Nil	Nil

(1)	No value was attributed to unexercised options that were out of the money on December 31, 2009.

(2)	On June 24, 2010 Louis Wolfin resigned as CEO and David Wolfin was appointed President and CEO.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2009:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin(2) President, CEO and Director	Nil	Nil	Nil
Louis Wolfin(2) Former CEO and Director	Nil	Nil	Nil
Lisa Sharp CFO	Nil	Nil	Nil

(1)	No value was attributed to unexercised vested options that were out of the money on December 31, 2009.

(2)	On June 24, 2010 Louis Wolfin resigned as CEO and David Wolfin was appointed President and CEO.

4)	Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)	Termination and Change of Control Benefits

The Company does not have any employment contracts with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

6)	Director Compensation

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended December 31, 2009:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Lloyd Andrews(2)*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Michael Baybak*	$3,000	NIL	NIL	NIL	NIL	NIL	$3,000
Gary Robertson*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
David Wolfin(3)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Louis Wolfin(4)	Nil	NIL	NIL	NIL	NIL	NIL	Nil
Victor Chevillon(5)	Nil	NIL	NIL	NIL	NIL	NIL	Nil

*Independent & Non-Employee Directors

(1)  The methodology used to calculate the grant date fair value is the last closing price of the Company’s shares before the date of the stock option grant less the exercise price.

(2)  Lloyd Andrews was not nominated for re-election at the annual general meeting held on June 24, 2010.
(3)  David Wolfin was appointed CEO and President on June 24, 2010.
(4)  Louis Wolfin resigned as a director and CEO on June 24, 2010.
(5)  Victor Chevillon resigned as a director of the company on May 7, 2009.

The Company pays its independent directors $750 per quarter.  Each independent director is also paid $250 per quarter for each committee he serves as a member.

Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 180,000 shares of the Company at a price of $0.75 per share exercisable on or before April 5, 2010 and September 26, 2010, of which 7,500 have been exercised; 380,000 shares of the Company at a price of $0.75 per share exercisable on or before April 26, 2011, none of which have been exercised; 140,000 shares of the Company at a price of $0.75 per share exercisable on or before February 27, 2013, none of which have been exercised; and 60,000 shares of the Company at a price of $0.81per share exercisable on or before January 14, 2015, none of which have been exercised.

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

C.           Board Practices

The Board is currently comprised of three directors. At the Annual General Meeting of the Company held on June 24, 2010, the shareholders of the Company voted in favour of reducing the number of directors from five to four. The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Annual General Meeting, held on June 24, 2010, the shareholders elected Messrs. Michael Baybak, Gary Robertson, David Wolfin, and Louis Wolfin as directors. Subsequent to the Annual General Meeting, Louis Wolfin resigned as CEO and Director.

The Board has considered the relationship of each director to the Company and currently considers two of the three directors to be “unrelated” (Messrs. Baybak, and Robertson).  “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

The Audit Committee currently consists of three directors (Messrs. David Wolfin, Michael Baybak, and Gary Robertson). Two of the members are independent and all of whom are financially literate, and have accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement.  “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

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

The Compensation Committee consists of three directors, Messrs. Robertson and Baybak are unrelated and Mr. D. Wolfin is related.  It is intended that the Compensation Committee will eventually be comprised of solely unrelated directors.

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

The Corporate Governance Committee currently consists of three directors, Messrs. Robertson and Baybak are unrelated and Mr. D. Wolfin is related.  It is intended that the Corporate Governance Committee will eventually be comprised solely of unrelated and independent directors.

D.           Employees

As at December 31, 2009, the Company has 17 employees located in Mexico, 15 with Cia Minera and two with Oniva. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

E.           Share Ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of June 30, 2010

Name of Beneficial Owner	Number of Shares	Percent
Lloyd Andrews(1)	16,500	*
Michael Baybak	2,400	*
Gary Robertson	20,800	*
David Wolfin	102,584	*
Louis Wolfin(2)	4,345	*
Lisa Sharp	Nil	N/A
Victor Chevillon(3)	Nil	N/A

*Less than one percent

(1)  Lloyd Andrews was not nominated for re-election at our annual general meeting held on June 24, 2010.
(2)  Louis Wolfin resigned as a director and CEO on June 24, 2010
(3)  Victor Chevillon resigned as a director on May 7, 2009

Outstanding Options

The following information, as of June 30, 2010, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date

David Wolfin President, CEO and Director	200,000 65,000 15,000	April 26, 2006 Feb. 27, 2008 January 14, 2010	$0.75 $0.75 $0.81	April 26, 2011 Feb. 27, 2013 January 14, 2015

Louis Wolfin Former CEO & Director	180,000 65,000 15,000	April 26, 2006 Feb. 27, 2008 January 14, 2010	$0.75 $0.75 $0.81	April 26, 2011 Feb. 27, 2013 January 14, 2015

Lisa Sharp CFO	50,000	Sept. 22, 2009	$0.75	Sept. 22, 2014

Michael Baybak Director	100,000 25,000 15,000	April 26, 2006 Feb. 27, 2008 January 14, 2010	$0.75 $0.75 $0.81	April 26, 2011 Feb. 27, 2013 January 14, 2015

Gary Robertson Director	30,000 50,000 25,000 15,000	Sept. 26, 2005 April 26, 2006 Feb. 27, 2008 January 14, 2010	$0.75 $0.75 $0.75 $0.81	Sept. 26, 2010 April 26, 2011 Feb. 27, 2013 January 14, 2015

Victor Chevillon Former Director	Nil	N/A	N/A	N/A

Lloyd Andrews Former Director	30,000 50,000 25,000 15,000	Sept. 26, 2005 April 26, 2006 Feb. 27, 2008 January 14, 2010	$0.75 $0.75 $0.75 $0.81	Sept. 26, 2010 April 26, 2011 Feb. 27, 2013 January 14, 2015

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of June 25, 2010, to the knowledge of the Company, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

As of June 25, 2010, there were 20,584,727 common shares issued and outstanding. Of those common shares issued and outstanding, 15,514,673 common shares were held by 62 shareholders whose addresses were in Canada.

B.           Related Party Transactions

During the year ended December 31, 2009, the Company paid, or made provision for the future payment of the following amounts to related parties:

i)
$148,754 (2008 - $188,158; 2007-II - $153,733) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$96,000 (2008 - $96,000; 2007-II - $88,000) to a private company controlled by a director for management fees;

iii)	$30,000 (2008 - $30,000; 2007-II - $27,500) to a private company controlled by a director of a related company for consulting fees;

iv)	$10,344 (2008 - $34,698; 2007-II - $36,100) to a private company controlled by a director for geological consulting services;

v)	$4,331 (2008 - $16,789; 2007-II - $Nil) to a private company controlled by a director of a related company for geological consulting services;

vi)	$Nil (2008 - $Nil; 2007-II - $40,513) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company;

vii) viii)	$Nil (2008 - $Nil; 2007-II - $65,577) in drilling expenses to ABC Drilling Services Inc., a private drilling company owned by Oniva; $15,000 (2008 - $15,000; 2007-II - $13,750) to directors for fees.

The amounts due to related parties consist of $145,120 (2008 - $145,011) due to Oniva; $18,000 (2008 - $9,000) due to Directors for Directors fees; $Nil (2008 - $16,789) due to a Director of a related company for geological services; $1,054 (2008 - $Nil) due to a Director for geological services; and $516 (2008 - $Nil) due to a private company controlled by a Director for an expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.           Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Audit Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as at December 31, 2009 and December 31, 2008;

•	Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, December 31, 2008 and the eleven months ended December 31, 2007;

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2009, December 31, 2008 and the eleven months ended December 31, 2007;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2009, December 31,2008 and the eleven months ended December 31, 2007; and

•	Notes to the Consolidated Financial Statements for the years ended December 31, 2009, December 31, 2008 and the eleven months ended December 31, 2007.

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

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
June 2010	0.86	0.70	0.85	0.67
May 2010	0.86	0.66	0.81	0.63
April 2010	0.83	0.66	0.88	0.66
March 2010	0.81	0.65	0.78	0.65
February 2010	0.80	0.66	0.76	0.64
January 2010	0.88	0.68	0.85	0.64
2009	High	Low	High	Low
Fourth Quarter ended December 31, 2009	0.99	0.57	0.95	0.52
Third Quarter ended September 30, 2009	0.71	0.49	0.69	0.44
Second Quarter ended June 30, 2009	0.82	0.38	0.75	0.30
First Quarter ended March 31, 2009	0.83	0.50	0.70	0.50

2008	High	Low	High	Low
Fourth Quarter ended December 31, 2008	0.99	0.18	0.95	0.20
Third Quarter ended September 30, 2008	1.38	0.77	1.50	0.65
Second Quarter ended June 30, 2008	1.70	1.34	1.69	1.30
First Quarter ended March 31, 2008	1.74	1.55	1.79	1.40

Last Five Fiscal Years	High	Low	High	Low
2009	0.99	0.38	0.95	0.30
2008	1.78	0.18	1.79	0.20
2007(1)	2.75	1.46	2.42	1.44
2007(2)	4.48	1.50	4.00	1.32
2006	2.29	1.11	2.01	0.87

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

The Company has a commitment related to the exploration of its mineral properties in Durango, Mexico, from an agreement signed in 2008 that required drilling 5,000 meters of which the Company completed approximately 50% of this amount in 2008. Management is uncertain when further drilling will commence and as at December 31, 2009, if the Company chooses, it could terminate this contract at a cost of $46,768 (USD$44,499).

The Company entered into an agreement in which monthly operation services will be performed through to September 2010 in Durango, Mexico at a total committed cost of $85,131 (services denominated in US$81,000).

Please refer to Note 14 of the financial statements included elsewhere in this Annual Report (Item 17) for further disclosure regarding material commitments.

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

Our management, including our principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2009 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2009 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2009. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2010: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

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

Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting in the year ended December 31, 2009.  However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2009, conducted by our principal executive officer, principal financial officer and an independent consultant, we expect to make such changes in the year ended December 31, 2010.

Item 16. [Reserved]

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

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2009, December 31, 2008 and, the eleven-month period ended December 31, was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the Company’s year ended December 31, 2009 were $69,000 (2008: $64,500; 2007: $85,000).

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for the year ended December 31, 2009 were $4,000 (2008: $2,880; 2007: $4,636).

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended December 31, 2009 are estimated to be $3,500 (2008: $3,200; 2007: $4,830).

All Other Fees

The aggregate fees billed by Manning Elliott LLP for advisory and review services relating to the Company’s annual report on Form 20-F for the year ended December 31, 2009 are estimated to be $5,000 (2008: $5,000; 2007: $5,460).

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2009.  The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Changes in Registrants Certifying Accountant

None.

Item 16G.  Corporate Governance

Not applicable.

Part III

Item 17.  Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Audit Report of Independent Registered Public Accounting Firm ......................................................................................................73

Consolidated Balance Sheets as at December 31, 2009 and December 31, 2008 .................................................................................74

Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31,
2009, December 31, 2008 and the eleven months ended December 31, 2007 .......................................................................................75

Consolidated Statements of Shareholders’ Equity for the years ended December 31,
2009, December 31, 2008 and the eleven months ended December 31, 2007 .......................................................................................76

Consolidated Statements of Cash Flows for the years ended December 31,
2009, December 31, 2008 and the eleven months ended December 31, 2007 .......................................................................................77

Notes to the Consolidated Financial Statements for the years ended December 31,
2009, December 31, 2008 and the eleven months ended December 31, 2007 .......................................................................................78 thru 103

Item 18.  Financial Statements

See Item 17.

Item 19.
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
___________________________
*  Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the year ended December 31, 2009, December 31, 2008 and
the eleven-months ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the consolidated balance sheets of Avino Silver & Gold Mines Ltd. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years ended December 31, 2009 and 2008 and the eleven month period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 and the eleven month period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 29, 2010

COMMENTS BY AUDITORS ON CANADA-UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 29, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 29, 2010

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	December 31,
	2009	2008

ASSETS
Current
Cash and cash equivalents	$2,829,605	$3,575,241
Interest receivable	146	2,939
Sales tax recoverable (Note 9)	88,725	387,007
Prepaid expenses and other assets	49,614	11,487
	2,968,090	3,976,674

Property, Plant & Equipment (Note 6)	1,455,146	1,176,013
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 7)	14,573,506	14,861,524
Investments in Related Companies (Note 8)	204,036	106,519
	$19,206,278	$20,126,230

LIABILITIES
Current
Accounts payable and accrued liabilities	$382,482	$404,407
Amounts due to related parties (Note 12(a))	164,690	170,800
	547,172	575,207

Future income tax liability	1,694,007	1,933,569
	2,241,179	2,508,776
SHAREHOLDERS' EQUITY
Share Capital (Note 10)	33,112,072	33,112,072
Contributed Surplus	8,131,629	7,893,742
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
	41,141,832	40,903,945

Accumulated other comprehensive loss	(6,049)	(103,566)
Deficit	(24,170,684)	(23,182,925)
	(24,176,733)	(23,286,491)
	16,965,099	17,617,454
	$19,206,278	$20,126,230

Nature of Operations – Note 1
Subsequent Events – Note 22

Approved by the Board of Directors:

“Louis Wolfin” Director	“David Wolfin” Director

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
Period ended December 31

	Year ended 2009	Year ended 2008	(Note 2) Eleven-months ended 2007

Operating and Administrative Expenses
Amortization	$2,328	$2,869	$2,046
General exploration	294	8,823	18,636
Investor relations	90,031	193,192	263,192
Management fees	96,000	96,000	88,000
Office and miscellaneous	104,548	121,353	141,843
Professional fees	183,911	179,299	196,555
Regulatory and compliance fees	24,540	25,821	21,175
Salaries and benefits	82,160	109,354	73,610
Sales tax (recovery) write-down (Note 9)	(181,456)	213,652	-
Stock-based compensation (Note 11)	237,887	585,800	-
Travel and promotion	28,935	39,750	63,470
	669,178	1,575,913	868,527

Other Income (Expenses)
Interest income	68,224	146,386	359,339
Foreign exchange loss	(18,249)	(38,481)	(32,301)
Impairment of mineral properties (Note 7)	(608,118)	-	-
Litigation settlement (Note 19)	-	2,785	(759,302)
Mineral property option revenue (Note 7)	-	25,000	-
Misappropriation loss (Note 20)	-	-	(86,155)

LOSS BEFORE INCOME TAX	(1,227,321)	(1,440,223)	(1,386,946)
Future income tax recovery (expense) (Note 17)	239,562	(98,653)	501,083
NET LOSS	(987,759)	(1,538,876)	(885,863)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies (Note 8)	97,517	(108,196)	(12,487)

COMPREHENSIVE LOSS	$(890,242)	$(1,647,072)	$(898,350)

Loss per Share - Basic and Diluted	$(0.05)	$(0.07)	$(0.04)

Weighted Average Number of Shares Outstanding	20,584,727	20,584,727	20,584,727

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2009, December 31, 2008 and eleven month period ended December 31, 2007
(Expressed in Canadian dollars)

	Number of Common Shares	Share Capital	Share Subscriptions Receivable	Treasury Shares	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, January 31, 2007	20,584,727	$33,112,072	$(5,940)	$(101,869)	$7,259,879	$(20,758,186)	$-	$19,505,956

Transitional adjustment for fair value of investments	-	-	-		-	-	17,117	17,117

Shares issued for proceeds receivable	-	-	5,940	-	-	-	-	5,940
Net loss for the period	-	-	-	-	-	(885,863)	-	(885,863)
Unrealized loss on investments	-	-	-	-	-	-	(12,487)	(12,487)
Stock-based compensation (Note 11)	-	-	-	-	27,863	-	-	27,863

Balance, December 31, 2007	20,584,727	33,112,072	-	(101,869)	7,287,742	(21,644,049)	4,630	18,658,526

Net loss for the year	-	-	-	-	-	(1,538,876)	-	(1,538,876)
Unrealized loss on investments	-	-	-	-	-	-	(108,196)	(108,196)
Stock-based compensation (Note 11)	-	-	-	-	606,000	-	-	606,000

Balance, December 31, 2008	20,584,727	33,112,072	-	(101,869)	7,893,742	(23,182,925)	(103,566)	17,617,454

Net loss for the year	-	-	-	-	-	(987,759)	-	(987,759)
Unrealized loss on investments	-	-	-	-	-	-	97,517	97,517
Stock-based compensation (Note 11)	-	-	-	-	237,887	-	-	237,887

Balance, December 31, 2009	20,584,727	$33,112,072	$-	$(101,869)	$8,131,629	$(24,170,684)	$(6,049)	$16,965,099

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended December 31, 2009	Year ended December 31, 2008	(Note 2) Eleven-months ended December 31, 2007

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	$(987,759)	$(1,538,876)	$(885,863)
Adjustments for non-cash items:
Amortization	2,328	2,869	2,046
Sales tax write-down provision	8,873	213,652	-
Stock-based compensation	237,887	585,800	-
Stock-based compensation included in investor relations	-	20,200	27,863
Impairment of mineral properties	608,118	-	-
Future income tax expense (recovery)	(239,562)	98,653	(501,083)

	(370,115)	(617,702)	(1,357,037)

Net change in non-cash working capital (Note 13)	226,040	(291,327)	(987,164)

	(144,075)	(909,029)	(2,344,201)

FINANCING ACTIVITIES
Collection of share subscriptions receivable	-	-	5,940

INVESTING ACTIVITIES
Mineral property exploration expenditures	(320,100)	(1,764,719)	(2,292,156)
Property, plant and equipment purchases	(281,461)	(93,492)	(72,208)

	(601,561)	(1,858,211)	(2,364,364)

Decrease in cash and cash equivalents	(745,636)	(2,767,240)	(4,702,625)

CASH AND CASH EQUIVALENTS, Beginning	3,575,241	6,342,481	11,045,106

CASH AND CASH EQUIVALENTS, Ending	$2,829,605	$3,575,241	$6,342,481

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$-	$-	$87
Income taxes	-	-	-

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

1.  NATURE OF OPERATIONS

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

2.  CHANGE OF FISCAL YEAR END

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

3.  SIGNIFICANT ACCOUNTING POLICIES

i)
Basis of presentation

These consolidated financial statements have been prepared in Canadian Dollars in accordance with Canadian GAAP and include the accounts of the Company and its Mexican subsidiaries. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in Note 23. All significant inter-company balances and transactions have been eliminated on consolidation. The Company’s Mexican subsidiaries are Oniva Silver and Gold Mines S.A., (“Oniva Silver”) which is wholly-owned, Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has a direct 79.09% ownership, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has a 96.60% direct ownership and an additional 2.68% indirect effective ownership held through Promotora. The ownership interests in Cia Minera combine for an effective 99.28% held by the Company as at December 31, 2009 (2008 - 89.35%) (see Note 4).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The mine mill, machinery, plant facilities and equipment are not in active use, as the Company is in the process of refurbishing these assets. Accordingly, these assets are considered to be under reconstruction and no amortization has been recorded on them. Once production commences, the mine mill, machinery, plant facilities and equipment will be amortized at rates sufficient to amortize such costs over their estimated productive lives, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

v)
Investments

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

viii)	Financial instruments (continued)

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

xi)
Stock-based compensation

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

For the years ended December 31, 2009, December 31, 2008 and the eleven months ended December 31, 2007, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the affect of this dilution is to reduce the reported loss per share (anti-dilutive), fully diluted loss per share information has not been shown.

xiii)
Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations (“ARO”), including site restoration costs in the period in which such liabilities are incurred and can be reasonably estimated. Upon recognition of an ARO, the site restoration costs are capitalized as a part of the mineral property. In periods subsequent to initial measurement, the ARO is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company estimated its site restoration costs as at December 31, 2009 to be $nil (2008 - $nil) as significant disturbance of sites giving rise to restoration obligations has not yet occurred.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

xv)
New Accounting Standards

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

(a)
CICA Section 3064 Goodwill and Intangible Assets replaces Section 3062 Goodwill and Intangible Assets, and Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and Section 1000 Financial Statement Concepts. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit orientated enterprises. The adoption of this standard had no impact on the Company’s consolidated financial statements for fiscal 2009.

(b)
Emerging Issues Committee Abstracts (“EIC”) 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard had no impact on the Company’s consolidated financial statements for fiscal 2009.

(c)
EIC 174 Mining Exploration Costs provides guidance related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The adoption of this standard had no impact on the Company’s consolidated financial statements for fiscal 2009.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)
Amendments to CICA Section 3862 Financial Instruments – Disclosures. These amendments are applicable to the Company’s annual financial statements, requiring additional disclosure about fair value measurements of financial instruments and enhanced liquidity disclosure requirements for publically accountable enterprises. The disclosures required by these new standards are included in Note 18.

xvi)	Recent Accounting Pronouncements

(a)
In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements and will continue to invest in training and necessary resources to complete the conversion. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS. The Company anticipates implementation of these standards in its first quarter of 2011 and is currently evaluating the impact of their adoption on its consolidated financial statements.

(b)
CICA Section 1582 Business Combinations, which replaces Section 1581, Business Combinations; CICA Section 1601 Consolidated Financial Statement and Section 1602 Non-Controlling Interests, which replace Section 1600, Consolidated Financial Statements. These new standards are based on the International Financial Reporting Standard 3, Business Combinations. These new standards replace the existing guidance on business combination and consolidated financial statements. These new standards require that most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed. These new standards also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. This standard is effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

4.   SUBSIDIARY COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On February 16, 2009 the Company converted existing loans advanced to its subsidiary Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) into new additional shares, resulting in the Company’s ownership increasing by 9.93% to an effective 99.28%. The inter-company loans and the investment in shares of Cia Minera have been eliminated upon consolidation of the financial statements.  The Company had a pre-existing effective ownership interest of 89.35% in Cia Minera during fiscal December 31, 2008 and 2007 prior to the 9.93% increase. The issuance of shares to the Company by Cia Minera on February 16, 2009 resulted in a reduction in the non-controlling interest from 10.65% to 0.72% (see Note 5).

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

5.   NON-CONTROLLING INTEREST

As at December 31, 2009 the Company has an effective 99.28% interest in its subsidiary Cia Minera, and the remaining 0.72% portion is a non-controlling interest, reflecting a change in ownership interests resulting from the shares that Cia Minera issued to the Company on February 16, 2009 (the “Cia Minera Share Transaction”) as described in Note 4.  In fiscal 2008 the non-controlling interest of Cia Minera was 10.65% and the 9.93% change in the fiscal 2009 ownership results in a reduction of the non-controlling interest.

Cia Minera’s operations have generated recurring losses since the Company acquired control of Cia Minera on July 17, 2006 and the owners of the minority interest have not funded and are not required to fund their share of Cia Minera’s net losses and have not demonstrated any commitment for funding.  Accordingly, the non-controlling interest in Cia Minera operating losses are not recognized as a recoverable asset in these financial statements and there is no allocation of consolidated net losses to the minority interests.

The Cia Minera Share Transaction is accounted for as a capital transaction and the funds that were previously advanced to Cia Minera are consolidated in the financial statements as assets, expenditures or deficit according to the full use of the funds in 2009 or past years.  The minority interest has not contributed any assets or funds for Cia Minera’s operations and no past losses have been attributed as recoverable from the minority interest, therefore upon the reduction of the minority interest in fiscal 2009 there are no adjustments affecting the balances presented in the consolidated financial statements.

6.  PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2009 Net Book Value	2008 Net Book Value
Office equipment, furniture and fixtures	$5,512	$4,557	$955	$1,194
Computer equipment	27,642	6,587	21,055	22,928
Mine mill, machinery and processing plant	1,387,082	-	1,387,082	1,105,621
Mine facilities and equipment	48,416	2,362	46,054	46,270
	$1,468,652	$13,506	$1,455,146	$1,176,013

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

7.   MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, December 31, 2007	$12,489,137	$607,667	$1	$13,096,805

Exploration costs incurred during year:
Assays	98,442	67	303	98,812
Assessment and taxes	60,565	-	-	60,565
Drilling	1,276,941	-	-	1,276,941
Geological	326,564	387	1,450	328,401
Balance, December 31, 2008	$14,251,649	$608,121	$1,754	$14,861,524

Exploration costs incurred during year:
Assays	9,480	-	-	9,480
Assessment and taxes	40,948	-	-	40,948
Drilling	156,612	-	-	156,612
Geological	143,149	-	-	143,149
Sale of concentrate	(30,089)	-	-	(30,089)
Impairment of mineral properties	-	(608,118)	-	(608,118)

Balance, December 31, 2009	$14,571,749	$3	$1,754	$14,573,506

Additional information on the Company’s mineral properties by region is as follows:

(a)    Durango, Mexico

The Company’s subsidiary Cia Minera owns 42 mineral claims in the state of Durango, Mexico.  In addition four core mineral claims are under leased concessions – exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement is valid until October 31, 2010. An ongoing dispute regarding royalties on the leased mineral claims was settled during fiscal December 31, 2007 (see Note 19).

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

7.   MINERAL PROPERTIES (Continued)

(a)   Durango, Mexico (continued)

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

During the year, the Company wrote down the value of the three British Columbia properties to a nominal value of $1 each. The Company is keeping all claims in good standing however no exploration is currently planned for these properties.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

7.   MINERAL PROPERTIES (Continued)

(c)
Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

On November 12, 2008 and amended April 1, 2009, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the excusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory.

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

•    Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must:

•
Take the property into production, subject to a 2.5% Net Smelter Return, pay the Company $200,000, and $200,000 on or before each yearly anniversary of the production decision until the later of the fifth anniversary or the date of commercial production commences.

During 2008 the Company received $25,000 upon execution of the agreement which was recorded in income.

In 2009 the Company received a notice from Mega Silver which terminated the option agreement.

8.  INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated	Fair	Fair
		Unrealized	Value	Value
	Cost	Gains (Losses)	2009	2008

(a) Bralorne Gold Mines Ltd.	$205,848	$(62,529)	$143,319	$89,574
(b) Levon Resources Ltd.	4,236	56,480	60,716	16,944
(c) Oniva InternationalServices Corporation	1	-	1	1

	$210,085	$(6,049)	$204,036	$106,519

During 2009 the Company recognized a $97,517 (2008 - $108,196, unrealized loss) unrealized gain on investments in related companies classified as available-for-sale in other comprehensive income, representing the change in fair value during the year.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

8.   INVESTMENTS IN RELATED COMPANIES (Continued)

(a)  Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $143,319 as at December 31, 2009 (2008 - $89,574). Bralorne is a public company with common directors.

(b)  Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $60,716 as at December 31, 2009 (2008 - $16,944). Levon is a public company with common directors.

(c)  Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 14 for disclosure on the Company’s commitment to Oniva.

9.  SALES TAX RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Goods and Services Tax (“GST”) recoverable.

	2009	2008

VAT recoverable	$92,706	$679,315
Write-down provision	(8,873)	(302,632)

VAT net carrying amount	83,833	376,683
GST recoverable	4,892	10,324

Sales tax recoverable	$88,725	$387,007

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

9.   SALES TAX RECOVERABLE (Continued)

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of the VAT recoverable based on past collection history and the length of time amounts are outstanding. During 2009 the Company received VAT refunds including interest totalling $617,245 for past claims included in the December 31, 2008 balance of VAT recoverable, resulting in a significant recovery of the sales tax write-down provision in 2009 and a lower ending balance of VAT as at December 31, 2009. The 2009 sales tax write-down recovery is presented in the statement of operations translated at exchanges rates effective for 2009 when the refunds were received.

10.  SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)
Warrants

During the year ended December 31, 2009 there were no warrants issued, exercised or expired. On February 29, 2008, the TSX Venture Exchange approved the extension of the expiry date for the warrants expiring on March 20, 2008. The new expiry date for these warrants is March 20, 2009. On February 26, 2009, the TSX Venture Exchange granted approval to further extend these warrants to March 20, 2010.

Details of share purchase warrants outstanding as of December 31, 2009 and 2008 are:

Expiry Date	Exercise Price	Warrants Outstanding

March 20, 2010 (i)	$2.50	2,498,750

(i) Subsequent to December 31, 2009, the warrants expired unexercised.

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

10.  SHARE CAPITAL (Continued)

(c)  Stock options (continued)

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, December 31, 2007	1,451,300	$3.23
Granted	600,000	$1.65
Expired or cancelled	(196,800)	$1.97

Stock options outstanding, December 31, 2008	1,854,500	$2.85
Granted	160,000	$0.75
Expired or cancelled	(195,000)	$2.49

Stock options outstanding, December 31, 2009	1,819,500	$0.88	*

Details of stock options outstanding are:
Expiry Date	Exercise Price		2009 Stock Options Outstanding	2008 Stock Options Outstanding

April 5, 2010	$1.35	**	42,500	262,000
April 5, 2010	$0.75	**	219,500	-
September 26, 2010	$1.35		-	52,500
September 26, 2010	$0.75	*	52,500	-
March 15, 2011	$2.72		-	120,000
April 26, 2011	$3.99		60,000	940,000
April 26, 2011	$0.75	*	865,000	-
February 26, 2013	$1.65		10,000	-
February 26, 2013	$0.75	*	410,000	480,000
September 22, 2014	$0.75		160,000	-

			1,819,500	1,854,500

*  Repriced during the year, the Company’s shareholders and the TSX Venture Exchange approved a re-pricing of options for directors and employees. See Note 11.
** Subsequent to December 31, 2009, the stock options expired unexercised.

As of December 31, 2009, 1,819,500 stock options (2008 – 1,854,500) were exercisable with a weighted average remaining contractual life of 1.87 years (2008 – 2.62 years).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

11.  STOCK-BASED COMPENSATION

During 2009 the Company granted stock options to various officers and employees of the Company to purchase up to a total of 160,000 common shares at an exercise price of $0.75 per share pursuant to the Company’s stock option plan. The options vested immediately and are exercisable on or before September 22, 2014.  The Company recorded stock-based compensation expense of $62,400 for these stock options

On August 25, 2009, the TSX Venture Exchange approved an amendment to the terms of 1,547,000 outstanding options held by directors and employees by adjusting the exercise price to $0.75 per share. The options previously had exercise prices ranging from $1.35 to $3.99. There were no adjustments to the life of the options. Additional stock based compensation of $175,487 relates to the re-pricing of the options.

The Company recorded total amount of stock based compensation expense in the amount of $237,887 (2008 - $585,800; 2007 - $Nil).

Investor relations expenses consist of expenses related to disseminated publications and other communications with shareholders, required by regulatory or other authorities. During 2009 investor relations consultants were not granted any stock options (2008 – 20,000; 2007 – nil).The shareholder and investor relations expense for 2009 includes $nil (2008 - $20,200; 2007 - $27,863) for the fair value of stock options vesting to investor relations consultants.

During the 2009 year, 195,000 stock options were forfeited or cancelled.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, employees and investor relations consultants was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Period Ended December 31, 2007
Weighted average assumptions:
Risk-free interest rate	1.38%	3.32%	–
Expected dividend yield	–	–	–
Expected option life (years)	2.27	5	–
Expected stock price volatility	94.84%	78.23%	–
Weighted average fair value at grant date	$0.16	$1.01	–

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

12.  RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. The balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)  Amounts due to related parties:

	December 31, 2009	December 31, 2008
Directors	$18,000	$9,000
Chevillon Exploration	-	16,789
Frobisher Securities Ltd.	516	-
Oniva International Services Corp.	145,120	145,011
Sampson Engineering Inc.	1,054	-
	$164,690	$170,800

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

(b)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Period Ended December 31, 2007

Intermark Capital Corp	$96,000	$96,000	$88,000
Wear Wolfin Design Ltd.	30,000	30,000	27,500
	$126,000	$126,000	$115,500

(c)  The Company recorded the following amounts for other services provided by the following companies:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Period Ended December 31, 2007

ABC Drilling Services Inc.	$-	$-	$65,577
Chevillon Exploration Consulting	4,331	16,789	-
Sampson Engineering Inc.	10,344	34,698	36,100
National Media Associates	-	-	40,513
	$14,675	$51,487	$142,190

(d)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	Year Ended December 31, 2008	Year Ended December 31, 2008	Period Ended December 31, 2007

Salaries and benefits	$81,841	$109,354	$72,365
Office and miscellaneous	66,913	78,804	81,368

	$148,754	$188,158	$153,733

All related party transactions are recorded at the exchange amount, representing the value agreed upon by the Company and the related party, which management believes approximates fair value.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

13.  SUPPLEMENTARY CASH FLOW INFORMATION

	2009	2008	2007
Net change in non-cash working capital items:
Interest receivable	$2,793	$16,244	$18,996
Sales taxes recoverable	289,409	(206,110)	(338,069)
Prepaid expenses	(38,127)	20,830	21,725
Due from related parties	-	-	65,770
Accounts payable and accrued liabilities	(21,925)	(116,303)	(790,850)
Due to related parties	(6,110)	(5,988)	35,264
	$226,040	$(291,327)	$(987,164)

14.  COMMITMENTS

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12.

The Company has a commitment related to the exploration of its mineral properties in Durango, Mexico, from an agreement signed in 2008 that required drilling 5,000 meters of which the Company completed approximately 50% of this amount in 2008. Management is uncertain when further drilling will commence and as at December 31, 2009, if the Company chooses, it could terminate this contract at a cost of $46,768 (USD$44,499).

The Company has an agreement in which monthly operating services will be performed through to September 2010 in Durango, Mexico at a total committed cost of $85,131 (services denominated in USD$81,000).

On November 27, 2009, the Company entered into an agreement with a mining contractor for development work and extraction of ore. The agreement is for a term of six months starting from the Company making the required advance payment toward the project. In December 2009, the Company advanced the contractor $36,054 (payment denominated in MXN$450,000) which has been recorded as prepaid expenditures. Subsequent to the end of the year, the Company advanced the contractor a further $36,054 (payment denominated in MXN$450,000). These two advances represent the total advance required to begin the contract. The agreement is based on unit rates with no minimum amounts required to be completed.

The Company’s subsidiary has various lease agreements for their office premises, use of land and internet at the mine site. The future lease obligations are as follows including the drilling and services agreement noted above:

Amount

2010	$152,869
2011	11,297
2012	11,297
2013	11,297
2014	11,297
$198,057

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

15.  CAPITAL MANAGEMENT

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

16.  SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 7.

17.  INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	2009	2008	2007

Statutory rate	30.00%	31.00%	34.12%

Income taxes recovered at the Canadian statutory rate	$368,196	$446,469	$473,225

Less permanent differences:
Stock-based compensation	(71,366)	(181,598)	–
Investor relations expense for stock options granted	-	(6,262)	(9,507)
Reduction for effect of lower Mexican tax rates	1,394	(7,160)	(64,829)
Other non-tax deductible expenses	(363)	(762)	(1,574)

Effect of temporary differences:
Share issuance costs	-	51,071	71,239

Non-capital losses expired	(271,284)
Change in enacted rates	(206,652)

Valuation allowance on benefit of tax loss	180,075	(301,758)	(468,554)

Benefit of Mexican tax losses recognized on reduction of future income tax liability	239,694	(98,653)	501,083

Income tax recovery recognized in the year	$239,694	$(98,653)	$501,083

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

17.   INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to potential future income tax assets are as follows:

	2009	2008

Expected tax recovery rate	26%	27%

Non-capital tax losses carried forward	$1,141,325	$1,219,963

Capital losses carried forward	191,387	323,886

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	540,234	441,491

Share issuance costs	42,833	88,963

Tax basis of investments in related companies in excess of book value	28,210	47,740

Undeducted capital cost allowance in excess of book value of Canadian equipment	54,225	56,246

Future income tax assets	1,998,214	2,178,289

Less: valuation allowance	(1,998,214)	(2,178,289)

Net tax assets	$–	$–

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian future income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The future income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Cia Minera. The carrying values of the Mexican mineral properties, mine plant and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006 acquisition of control of Cia Minera that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The future tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward. The approximate tax effects of each type of temporary difference that gives rise to future income tax liabilities are as follows:

	2009	2008

Mexican statutory rate	28%	28%

Book value of mineral properties in excess of tax bases	$3,472,175	$3,382,547
Book value of plant and equipment in excess of tax bases	333,676	275,092
Less: Mexican tax losses carried forward	(2,111,844)	(1,724,070)

Future income tax liability	$1,674,007	$1,933,569

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

17.  INCOME TAXES (Continued)

The Company has capital losses of $1,472,210 carried forward and $4,389,710 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $7,542,300 (denominated in MXN$78,199,403) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2010	$343,690	$1,373,853
2014	568,450	–
2016	–	3,623,246
2017	–	1,502,459
2018	–	1,042,742
2025	799,044	–
2026	646,331	–
2027	643,498	–
2028	774,118	–
2029	614,579	–

	$4,389,710	$7,542,300

18.    FINANCIAL INSTRUMENTS AND RISKS

(a)	Classification

The Company has classified its cash and cash equivalents as held-for-trading. Investments in related companies are classified as available-for-sale. Accounts payable and amounts due to related parties are classified as other liabilities. Interest receivable is classified as held for trading.

The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	2009	2008

Held for trading (i)	$2,829,751	$3,578,180
Available for sale (ii)	204,036	106,519
Other financial liabilities (iii)	547,172	575,207

(i)	Cash and cash equivalents and interest receivable
(ii)	Investments in related companies
(iii)	Accounts payable and amounts due to related parties

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

18.  FINANCIAL INSTRUMENTS AND RISKS (Continued)

(b)    Fair values

The Company’s financial instruments consist of cash and cash equivalents, interest receivable investments in related companies, accounts payable and amounts due to related parties.  The carrying amounts of these short-term financial instruments are a reasonable estimate of their fair value because of their current nature, and the investments in related companies are carried at fair values based on quoted market prices.

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs that are not based on observable market date.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2009

Cash and cash equivalents	$2,829,605	$-	$-	$2,829,605
Investments in related companies	204,036	-	-	204,036
	$3,033,641	$-	$-	$3,033,641

(c)	Interest rate risk

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has nointerest bearing debt.

(d)	Foreign exchange rate risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (“MXN”) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $116,014 (MXN$1,448,008), and accounts payable denominated in pesos totalling $283,850 (MXN$3,542,809). The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

(e)	Credit risk

The Company's cash and equivalents are primarily held in a GIC and in accounts with Canadian financial institutions, and as at December 31, 2009 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance. To minimize the credit risk on cash and cash equivalents the Company uses high quality financial institutions. As at December 31, 2009 the Company has no financial assets that are past due or impaired due to credit risk defaults.

(f)	Liquidity risk

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

18.   FINANCIAL INSTRUMENTS AND RISKS (Continued)

(g)	Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The sale of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity prices. The Company is exposed to market risk in trading its investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company’s investments are accounted for at estimated fair values and are sensitive to changes in market prices, such that changes in market prices result in a proportionate change in the carrying value of the Company’s investments. The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(h)	Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the year which a change in foreign exchange rates would have had.  A change of +/- 10% in MXN$ foreign exchange rate would have an impact of approximately +/- $8,881 on the Company’s net loss.  This impact results from the Company’s MXN$ based balances of monetary assets and liabilities.

19.   LITIGATION SETTLEMENT

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

During fiscal December 31, 2007, the Company recorded a litigation settlement expense of $759,302 which was the $1,497,604 amount less a prior year accrual of $738,302. The Company paid a $1,398,457 (USD$1,400,000) portion of the settlement in the year ended December 31, 2007 and the $99,130 balance owing (USD$100,000) was paid during the year ended December 31, 2008. This payment during 2008 resulted in a credit to the litigation settlement of $2,785 due to the foreign exchange difference on the settlement date.

20.  MISAPPROPRIATION LOSS

During fiscal 2007, the Company incurred a misappropriation loss of MXN$930,000 (CAD$86,155) as a result of a fraudulent disbursement initiated by an unknown third party who was able to access the Company’s Mexican bank account. The Company’s legal representative and the Mexican authorities are attempting to retrieve the funds, however there is no guarantee that these funds will be recovered and the Company has fully provided for this loss. The Company has taken stringent steps as a result of this loss including the use of another bank’s services and has added additional internal controls over banking transactions to prevent the reoccurrence of such a loss in the future.

21.  COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the financial statements presentation adopted for fiscal 2009.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

22.  SUBSEQUENT EVENTS

On January 14, 2010, there were 75,000 stock options granted to directors of the Company at an exercise price of $0.81, expiring on January 14, 2015.

23.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

	2009	2008
Balance sheets
Total assets under Canadian GAAP	$19,206,278	$20,126,230
Deferred exploration expenditures and mineral property acquisition costs (ii)	(14,573,506)	(14,861,524)
Total assets under US GAAP	$4,632,772	$5,264,706

Total liabilities under Canadian GAAP	$2,241,179	$2,508,776
Future income taxes related to mineral properties (ii)	(1,694,007)	(1,933,569)
Total liabilities under US GAAP	$547,172	$575,207

Total shareholders’ equity under Canadian GAAP	$16,965,099	$17,617,454
Future income taxes related to mineral properties (ii)	1,694,007	1,933,569
Deferred exploration expenditures (ii)	(14,573,506)	(14,861,524)
Total shareholders’ equity under US GAAP	$4,085,600	$4,689,499

	2009	2008	2007
Consolidated statements of operations
Loss for year under Canadian GAAP	$(987,759)	$(1,538,876)	$(885,863)
Future income taxes related to mineral properties (i)	(239,562)	98,653	(501,083)
Current period exploration costs (i)	(320,100)	(1,764,719)	(2,332,350)
Addback of impairment in mineral properties	608,118	-	-
Stock based compensation expense (ii)	(143,564)	(185,165)	-
Net loss for the year under US GAAP (ii)	$(1,082,867)	$(3,390,107)	$(3,719,296)
Loss per share under US GAAP - basic and diluted	$(0.05)	$(0.17)	$(0.18)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

23.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2009	2008	2007
Statements of cash flows
Cash flows used in operating activities under Canadian GAAP	$(144,075)	$(909,029)	$(2,344,201)
Mineral properties expenditures (ii)	(320,100)	(1,764,719)	(2,292,156)
Cash flows used in operating activities under US GAAP	$(464,175)	$(2,673,748)	$(4,636,357)

Cash flows used in investing activities under Canadian GAAP	$(601,561)	$(1,858,211)	$(2,364,364)
Mineral properties expenditures (ii)	320,100	1,764,719	2,292,156
Cash flows used in investing activities under US GAAP	$(281,461)	$(93,492)	$(72,208)

i)
Mineral properties and deferred exploration expenditures

Canadian GAAP permits the deferral of costs for the acquisition of mineral properties and exploration expenditures subject to periodic assessments for impairment. US GAAP requires that mineral exploration costs relating to unproven mineral properties be expensed.  Under US GAAP the acquisition costs of mineral properties are initially capitalized with an assessment for impairment under ASC 360 performed at each reporting period. For US GAAP cash flow statement purposes, mineral property exploration expenditures would be shown under operating activities rather than investing activities.

ii)
Stock-based compensation

Under ASC 718 US GAAP requires the recognition of a stock-based compensation expense associated with the extension of the expiry date of outstanding warrants whereas Canadian GAAP has no clear guidance on non-service orientated equity awards. The Company has calculated this expense using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates 1.27% (2008 - 3.05%), dividend yield of nil and nil, volatility of 104% and 155% (2008 –26.61% and 44.12%) and an expected life of 0.06 years and 1.06 years (2008 - 0.05 years and 1.05 years).

iii)
Recent adopted accounting standards

In June 2009, FASB issued Accounting Standards Codification (“ASC”) Topic 105, Generally Accepted Accounting Principles. ASC Topic 105 establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for the Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referenced and otherwise did not affect the Company’s consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

23.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iii)
Recent adopted accounting standards (continued)

In May 2009, the FASB issued ASC 855-10-05, Subsequent Events (formerly SFAS No. 165) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance defines two types of subsequent events: “recognized subsequent events” and “non-recognized subsequent events”. Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the Company’s financial statements. Non-recognized subsequent events provide evidence about conditions that arouse after the balance sheet date and are not reflected in the financial statements of a company. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued ASC 815-10-15 Derivatives and Hedging (formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133). ASC 815-10-15 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued ASC 810-10, Non-Controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51, (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. ASC 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued ASC 805 Business Combinations (formerly SFAS No. 141(R)) that establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

23.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iv)
Recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued amendment to ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 166 Accounting for Transfers of Financial Assets, which amends FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishing of Liabilities) significantly changing how companies account for transfers of financial assets. The standard provides revised guidance in a number of areas including the elimination of qualifying special purpose entity concept, the introduction of new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The adoption of this standard is not expected to have a material impact on the Company’s future reported financial position or results of operations.

In June 2009, the FASB issued an amendment to ASC 810 Consolidation (formerly SFAS 167, Amendments to FASB Interpretation No. 46 (R), which amends the consolidation guidance for variable interest entities (“VIE”) under FIN 46(R), Consolidation of Variable Interest Entities). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity. In addition, changes to when it is necessary to reassess who should consolidate a variable interest entity have also been made. In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns or both is no longer required. Under the amendment, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis. Additional disclosures will be required under the amendment to provide more transparent information regarding an entity’s involvement with a VIE. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The adoption of this standard is not expected to have a material impact on the Company’s future reported financial position or results of operations.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: July 14, 2010	By:	/s/ David Wolfin
Name: David Wolfin
Title: Chief Executive Officer

Exhibit Number	Name
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
___________________________
*  Previously filed.