Form 20-F
period 2010-12-31
AVINO SILVER & GOLD MINES LTD
filed 2011-07-08
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

570 Granville Street, Suite 900 Vancouver, British Columbia V6C 3P1, Canada
(Address of principal executive offices)

David Wolfin, 570 Granville Street, Suite 900 Vancouver, British Columbia V6C 3P1, Canada,
Tel: 604-682-3701, Email: dwolfin@avino.com
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

There were 26,157,227 common shares, without par value, issued and outstanding as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated File   ☐                                   Accelerated Filer   ☐                                     Non-Accelerated Filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☒
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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

INTRODUCTION

In this Annual Report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “our” or “us” refers to Avino Silver & Gold Mines Ltd.

We were incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1969, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the United States Securities Exchange Act of 1934, as amended, and changed its name to Avino Mines & Resources Limited.  On April 12, 1995, we changed our corporate name to International Avino Mines Ltd. and affected a reverse stock split of one common share for every five common shares outstanding.  On August 29, 1997, we changed our corporate name to Avino Silver & Gold Mines Ltd. to better reflect our business of exploring for and mining silver and gold.  Our principal executive office is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada.

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

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the silver mining industry, expectations regarding silver prices, production, cash costs and other operating results, growth prospects and outlook of the Company’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of the Company’s exploration and production projects, the Company’s liquidity and capital resources and capital expenditure, and the outcome and consequences of any potential or pending litigation or regulatory proceedings, contain forward-looking statements regarding the Company’s operations, economic performance and financial condition.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in silver prices and exchange rates, political changes in Mexico, competition for resource properties and infrastructure in the mineral exploration industry, the Company’s ability to obtain additional financing, and business and operational risk management and other factors as determined in “Item 3D.: Risk Factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to the Company or any person acting on its behalf are qualified by the cautionary statements herein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATE OF MEASURED AND INDICATED MINERAL RESOURCES

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”) applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained in this annual report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, this annual report on Form 20-F includes the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”). U.S. Investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an “indicated mineral resource,” “measured mineral resource” or “inferred mineral resource” will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.            Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended  December 31, 2010, December 31, 2009, December 31, 2008, December 31, 2007(1) and January 31, 2007, is derived from the audited financial statements of the Company. The audited consolidated financial statements and notes for the years ended December 31, 2010, December 31, 2009 and December 31, 2008 are included in this Annual Report.  The selected historical financial information for the eleven month period ended December 31, 2007 and the year ended January 31, 2007, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report.  The selected financial information presented below should be read in conjunction with the Company’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as “Canadian GAAP”.  The consolidated financial statements included in Item 17 in this Annual Report are also prepared under Canadian GAAP.  Included within these consolidated financial statements in Note 20 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, referred to as “US GAAP”, which differ, among other things, in respect to the recording of deferred exploration expenditures and stock-based compensation expense for non-service orientated equity awards.
_________________
  (1) In 2007, the Company changed its financial year end from January 31 to December 31. Consequently, the period ended December 31, 2007 is an 11 month fiscal year.  (referred hereinafter as fiscal year end “2007-II”)

Canadian GAAP				Eleven Months Ended	Year Ended
	Years Ended December 31,			December 31,	January 31,
	2010	2009	2008	2007	2007
Summary of Operations:
Revenue	$-	$-	$-	$-	$-
Interest Income	14,206	68,224	146,386	359,339	430,231
Expenses
Operating and administrative	1,130,679	669,178	1,575,913	868,527	4,014,734
Write-down of mineral properties	-	608,118	-	-	-
Equity losses in Cia Minera Mexicana de Avino, S.A. de C.V.	-	-	-	-	33,581
Litigation settlement	-	-	-	(759,302)	-
Misappropriation loss	-	-	-	(86,155)	-
Mineral property option revenue	-	-	25,000	-	-
Future income tax benefit (expense)	(332,141)	239,562	(98,653)	501,083	-
Net loss	(1,490,194)	(987,759)	(1,538,876)	(885,863)	(3,648,539)
Loss per share	(0.07)	(0.05)	(0.07)	(0.04)	(0.20)

Weighted average number of shares outstanding	21,059,008	20,584,727	20,584,727	20,584,727	18,385,007

	As at December 31,				As at January 31,
	2010	2009	2008	2007	2007
Balance Sheet Data:
Total assets	$27,048,567	$19,206,278	$20,126,230	$21,190,940	$23,295,039
Cash and cash equivalents	9,051,456	2,829,605	3,575,241	6,342,481	11,045,106
Total liabilities	2,669,485	2,241,179	2,508,776	2,532,414	3,789,083
Shareholders’ equity	24,379,082	16,965,099	17,617,454	18,658,526	19,505,956

United States GAAP				Eleven Months Ended	Year Ended
	Years Ended December 31,			December 31,	January 31,
	2010	2009	2008	2007	2007
Summary of Operations:
Net loss per Canadian GAAP	$(1,490,194)	$(987,759)	$(1,538,876)	$(885,863)	$(3,648,539)
Adjustments	(396,664)	(95,108)	(1,851,231)	(2,833,433)	(10,277,556)
Net loss per US GAAP	(1,886,858)	(1,082,867)	(3,390,107)	(3,719,296)	(13,926,095)
Loss per share per US GAAP	(0.09)	(0.05)	(0.17)	(0.18)	(0.76)

	As at December 31,				As at January 31,
	2010	2009	2008	2007	2007
Balance Sheet Data:
Total assets under Canadian GAAP	$27,048,567	$19,206,278	$20,126,230	$21,190,940	$23,295,039
Adjustments	(15,302,311)	(14,573,506)	(14,861,524)	(13,096,805)	(10,747,339)
Total assets under US GAAP	11,746,256	4,632,772	5,264,706	8,094,135	12,547,700

Total equity under Canadian GAAP	24,379,082	16,965,099	17,617,454	18,658,526	19,505,956
Adjustments	(13,276,163)	(12,879,499)	(12,927,955)	(11,261,889)	(10,747,339)
Total equity under US GAAP	11,102,919	4,085,600	4,689,499	7,396,637	8,758,617

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Fiscal Year Ended	Average	Period End	High	Low

2007	1.1357	1.1792	1.1824	1.0989
2007 II	1.0651	0.9913	1.1853	0.9170
2008	1.0660	1.2246	1.2969	0.9719
2009	1.1420	1.0466	1.3000	1.0292
2010	1.0299	0.9946	1.0778	0.9946

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate.  As of June 30, 2011, the exchange rate was CDN$0.9643 for each US$1.

Month	High	Low
January 2011	1.0022	0.9862
February 2011	0.9955	0.9739
March 2011	0.9918	0.9686
April 2011	0.9691	0.9486
May 2011	0.9809	0.9486
June 2011	0.9861	0.9643

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

We will be required to raise additional capital to mine our properties.  The Company is currently in the exploration stage on its properties. The Company is currently focusing on creating an effective plan to mine its San Gonzalo orebody. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception. For the year ended December 31, 2010, we had a net loss of $1,490,194 and an accumulated deficit on December 31, 2010 of $25,660,878.  The Company has not generated revenues from operations since 2001 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

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

Operating Hazards and Risks. The operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	environmental hazards;

•	industrial accidents and explosions;

•	the encountering of unusual or unexpected geological formations;

•	ground fall and cave-ins;

•	flooding;

•	earthquakes; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write downs, monetary losses and other liabilities. Liabilities that the Company incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which event the Company could incur significant costs that could adversely impact its business, operations or profitability.

Market price is highly speculative.  The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production of such properties.

Penny stock rules may make it more difficult to trade the Company’s common shares.  The Securities and Exchange Commission (the “SEC”) has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse.  For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

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

Volatility of share price.  In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During the 2010 fiscal year, the Company’s common share price fluctuated between a low of $0.65 and a high of $2.95.  Subsequent to the 2010 fiscal year and as of June 17, 2011, the Company’s common share price has fluctuated between a low of $1.93 and a high of $3.47.  Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

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

Item 4.   Information on the Company

Cautionary Note to United States Investors

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”) applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained in this annual report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, this annual report on Form 20-F includes the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”). U.S. Investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an “indicated mineral resource,” “measured mineral resource” or “inferred mineral resource” will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

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

The Company is a reporting issuer in the Province of British Columbia and Alberta, a foreign issuer with the SEC and trades on the TSX Venture Exchange under the symbol “ASM”, on the OTC Bulletin Board under the symbol “ASGMF” and on the Frankfurt Stock Exchange under the symbol “GV6”.  The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties.  The Company’s principal business activities have been the exploration of a mineral property located in the State of Durango, Mexico and other mineral properties in Canada, specifically British Columbia and the Yukon Territory.

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

Competition

The mining industry in which the Company is engaged is highly competitive.  Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company.  The Company competes with other mining companies in connection with the acquisition of gold, silver and other precious metal properties.  In general, properties with a higher grade of recoverable mineral and/or which are more readily mined afford the owners a competitive advantage in that the cost of production of the final mineral product is lower.  In 2010, demand for silver exceeded supply and worldwide demand is expected to increase through 2011.  This, in part, has fueled the increases in silver prices over the same period.  Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties.  As a result, the Company may eventually be unable to acquire attractive gold or silver mining properties.

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

The Company believes it has obtained all necessary permits and authorizations required for its current exploration.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

Avino Property, Durango, Mexico

Ownership.  The Company has a 99.28% ownership interest in Cia Minera, a company incorporated under the laws of Mexico.  Cia Minera owns the Avino Property.  The Company acquired its initial 49% interest in Cia Minera in 1968, an additional interest of 39.25% in July 2006, 1.1% interest in December 2007 and most recently 9.93% in February 2009.

In addition to its wholly owned claims, Cia Minera leases four core mineral claims in consideration for royalties.  While the mine was producing, we operated under a lease which expired October 31, 2010. The Company is currently negotiating the renewal.

Property Description and Location.  The Avino Property is located approximately 74 km’s to the NE of the city of Durango and covers approximately 4,364 hectares.  The property is accessible via a paved public road.  The Avino Mine had been an open pit operation until March 1993, at which time Cia Minera commenced underground operations.  Mineralized rock was broken by ripping, drilling and blasting and trucked to the processing plant, approximately 400 meters from the pit, where it was processed. The Avino Mine was an underground operation at the time of closure in November 2001.

History. The Avino Mine operated from 1974 to 2001, producing about 497 tons of silver, three tons of gold, and 11,000 tons of copper until the suspension of mining operations in November 2001.

The Avino Mine and processing plant were historically serviced by a heavy equipment repair shop, mechanical and electrical shops, assay office, metallurgical laboratory, warehouse and other auxiliary facilities.  Electric power was supplied by the government-owned Federal Electricity Commission.

Water for use at the mill is obtained from: (i) the Galeana Well; (ii) the El Caracol Reservoir.

The property was dormant from 2002 to 2006, largely due to low copper and silver prices.  As stated above, Avino gained control of the property in July 2006 and exploration resumed that year; this lead to the discovery of new mineralization at the San Gonzalo and resulting production in the fall of 2010.

Processing Plant

In September 2006, the Company commissioned an independent plant audit by Herb Osborne and Associates to conduct a full review of the plant, including the condition of all equipment, capacity of each circuit, and efficiency of the plant.  The report was an order of magnitude cost estimate for the processing plant.

The Company’s processing plant was built initially in the 1970’s refurbished and capacity increased in 1993.  Most of the infrastructure was in place for both a 250 tpd and 1,000 tpd operation.  At the time of shutdown in 2001 with low commodity prices and closure of smelter, the mill was operating at an average rate of 1,130 tpd.

The report concluded that the process plant can be brought back into operation in as little as three months contingent upon the availability of operators and mechanics for about US $1 million at 1000 tpd for an operating life of 5 to 10 years.

The 250 tpd circuit in the mill was subsequently renovated in the last few years in order to process ore from the San Gonzalo bulk sample.

Geophysical Surveys: Induced Polarization (IP)

In December 2006, Avino contracted Peter E. Walcott & Associates to carry out an 80 km line deep penetrating IP Survey at the property.  IP geophysics helps identify drill targets.  The IP Survey was completed in 2007 and the final report was received from Peter E. Walcott & Associates in 2008. Avino did follow-up soil geochemical, satellite imagery and other surveys to better define targets in the covered areas.

Tailings

In April 2006, Wardrop Engineering Inc. (“Wardrop Engineering”), completed a study on “Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico”. The report concluded the oxide tailing is amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merril Crowe precipitation of the silver and gold.  The sulphide tailing would require sampling and further metallurgical test work before a proper assessment can be made.

The preliminary evaluation of the oxide tailings suggested the capital cost for a 500,000 ton per year, 4 year operation of US$1.62m and the cost to operate per ton of tailings is US$8.64.  Capital costs for a plant twice the size and half the life was US$22.7m.  The internal rate of return and the net present value favoured the 4 year operation.

The disclosure of the implied values is preliminary in nature and includes inferred mineral resources that are considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Mr. Rick Alexander P. Eng., an independent qualified person as defined by applicable Canadian rules prepared the capital cost estimate and co-coordinated Wardrop Engineering’s work on the Avino Tailings Project.

In 2011, Avino engaged Wardrop Engineering to update the 2006 Tailings Scoping Study where the cost estimates were based on a heap leach operation. The updated study will utilize the continuous vat leach technology (CVL) in the revised cost estimates for comparative purposes. Samples of oxide and sulphide tailings were collected to determine if the tailings characteristics would be amenable in a CVL system.

Drilling & Programs 2007 – 2011

In 2008 the Company drilled seven holes on the Avino Mexicana structure, two at La Blanca, six holes at San Jose, and four at Santa Ana, of which two holes at Aquila Mexicana intersected significant mineralization.

Details are as follows:

AM-08-02

Intersected 5.05 metres @ 0.49 g/t gold 75.38 g/t silver.

Detailed intersections

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
195.05	195.90	.85	.221	189.4	155	238	438
195.90	196.80	.90	.100	19.1	139	155	384
196.80	197.90	1.10	.245	82,6	738	14400	34000
197.90	199.10	1.20	.905	42.1	467	13800	46500
199.10	200.10	1.00	1.046	77.1	1552	3977

AM-08-04

Intersected  3.30 metres grading 0.34 g/t gold and 151 g/t silver.

Detailed intersections

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
205.10	206.15	1.05	0.309	85.4	1092	4672	4835
206.15	207.15	1.00	0.259	132.7	3278	6780	1116
207.15	207.80	.65	0.600	277.4	1017	1979	1020
207.80	208.40	.60	0.243	159.4	693	786	693

AM-08-02 and AM-08-04 generated the first good drill values from the Aguila Mexicana zone, and they represent viable targets for follow up.

Avino Main Vein (Veta Avino) Elena Tolosa Area (ET)

During 2007 and 2008 Avino drilled 18 holes to explore the ET area of the main Avino deposit below level 11.5 where mining had ended in November 2001.  Holes ET07-01 through ET-07-10 were in 2007 and ET-08-01 through ET-08-08 were drilled in 2008.

The programs explored in the vein system below the original workings to ensure that vein widths and copper/silver values continued at depth.  Location of the 2007 and 2008 holes on map and section can be seen on the Avino website.

Details are as follows:

ET-07-01                      (Bearing 001   - Dip 69 - Length 298.6m)

Total vein intersection: 216.35 – 293.65m (77.3m)

Significant intersection: 284.90 – 290.0m (5.1m), 0.055 g/t gold, 114 g/t silver (0.002oz/t gold, 3.32oz/ton silver), 8385 ppm copper.

Detailed intersections

From (m)	To (m)	Length (m)	Description	Au (g/t)	Ag (g/t)	Cu (ppm)
284.90	285.85	0.95	Avino vein. Silicified quartz with diss-cpy-py-specularite	0.068	201.7	3149
285.85	286.80	0.95		0.025	35.4	969
286.80	287.00	0.20		0.226	808.8	100200
287.00	288.50	1.50		0.045	27.3	2540
288.50	290.00	1.50		0.052	101.6	10000

ET-07-02                      (Bearing 358 - Dip 75 - Length 311.9m)

Intersected Avino vein: 243.45 – 300.7m (57.25m)

No significant assays.

ET-07-03                      (Bearing 336 – Dip 71 – Length 349.5m)

Intersected Avino vein: 280.75 – 331.75m (51.0m)

Detailed intersections

From (m)	To (m)	Length (m)	Description	Au (g/t)	Ag (g/t)	Cu (ppm)
280.75	282.25	1.50	Avino vein. Oxidized material	7.680	121.9	6048
282.25	283.75	1.50		6.034	196.3	5034
283.75	285.25	1.50		1.692	69.9	10400
285.25	286.75	1.50		13.988	295.3	19600
286.75	288.25	1.50		4.731	104.7	16100
288.25	289.75	1.50		2.158	103.7	3948
289.75	291.25	1.50		0.158	31.5	3789
291.25	292.75	1.50		2.411	60.0	2683
292.75	294.25	1.50		2.733	27.5	2793
294.25	295.75	1.50		0.548	89.6	7268
295.75	297.25	1.50		3.086	161.8	5934
297.25	298.75	1.50		7.954	75.7	1476
298.75	300.25	1.50		2.265	97.0	10500
300.25	301.75	1.50		1.057	60.4	1486
301.75	303.25	1.50		1.911	42.0	3258

ET-07-04                      (Bearing 331 – Dip 56 – Length 318.7m)

Intersected Avino vein: 271.45 – 304.45m (33.0m)

Detailed intersections

From (m)	To (m)	Length (m)	Description	Au (g/t)	Ag (g/t)	Cu (ppm)
271.45	272.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.155	44.1	3618
272.95	274.45	1.50		0.397	106.1	2842
274.45	275.95	1.50		1.080	76.1	3862
275.95	277.45	1.50		1.314	126.9	4010
277.45	278.95	1.50		0.874	53.0	381
278.95	280.45	1.50		0.534	61.4	675
280.45	281.95	1.50		0.436	97.3	2649
287.95	289.45	1.50		0.250	63.5	7555
289.45	290.95	1.50		0.101	31.4	5156
290.95	292.45	1.50		1.115	138.6	3558
292.45	293.95	1.50		0.151	86.3	4162
293.95	295.45	1.50		0.161	34.9	3521
295.45	296.95	1.50		0.568	41.6	5047
296.95	298.45	1.50		0.115	29.1	10000
298.45	300.10	1.65		0.080	29.8	8408

ET-07-05                      (Bearing 333 – Dip 66 – Length 351.5m)

Intersected Avino vein: 271.45 – 304.45m (33.0m)

Detailed intersections

From (m)	To (m)	Length (m)	Description	Au (g/t)	Ag (g/t)	Cu (ppm)
301.95	303.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.152	83.0	1971
303.45	304.95	1.50		1.483	26.7	683
304.95	306.45	1.50		2.119	36.9	2030
312.45	312.95	0.50		1.752	10.7	533
312.95	315.45	2.50		1.015	119.7	1268
315.45	316.95	1.50		0.195	204.2	8565
316.95	318.45	1.50		0.075	123.6	2212
319.95	321.45	1.50		0.155	86.2	20300
321.45	322.95	1.50		0.120	30.4	13000
322.95	324.45	1.50		0.115	45.2	15400
324.45	325.95	1.50		0.075	40.2	18400
325.95	327.45	1.50		0.070	27.5	10200
327.45	328.95	1.50		0.050	48.1	17500
328.95	330.45	1.50		0.053	38.2	16700
330.45	331.95	1.50		0.095	61.9	20200
331.95	333.45	1.50		0.144	75.2	18900
333.45	334.95	1.50		0.130	45.7	15800
337.95	339.45	1.50		0.328	69.0	12200
339.45	340.95	1.50		0.236	41.0	12200

ET-07-06                      (Bearing 336 – Dip 55 – Length 320.05m)

Intersected Avino vein: 289.00 – 309.6m (19.6m)

Detailed intersections

From (m)	To (m)	Length (m)	Description	Au (g/t)	Ag (g/t)	Cu (ppm)
289.00	290.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.950	228.9	23200
298.00	299.50	1.50		0.165	72.3	14800
299.50	301.00	1.50		0.485	54.6	8401
301.00	302.50	1.50		0.090	40.8	11500
302.50	304.00	1.50		0.147	55.6	14400
304.00	305.50	1.50		0.093	55.8	8321
305.50	307.00	1.50		1.590	90.4	15100
307.00	308.60	1.60		0.150	73.8	8729
308.60	310.10	1.50		0.040	54.6	5962
310.10	311.60	1.50		0.075	98.0	6217
311.60	313.10	1.50		0.075	81.9	10800
313.10	314.60	1.50		0.040	97.9	7765

ET-07-07                      (Bearing 330 – Dip 59 – Length 304.85m)

Intersected Avino vein: 272.30 – 295.15m (22.85m), 0.11 g/t gold, 115 g/t silver (0.003 oz/t gold 3.35 oz/t silver), 13810 ppm copper

Detailed intersections

From (m)	To (m)	Length (m)	Description	Au (g/t)	Ag (g/t)	Cu (ppm)
272.30	273.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.615	80.6	2199
273.80	275.30	1.50		0.148	160.9	20500
275.30	276.80	1.50		0.118	203.5	19700
276.80	278.30	1.50		0.280	172.8	17800
278.30	279.80	1.50		0.368	441.4	24600
279.80	281.30	1.50		0.220	327.0	12600
281.30	282.80	1.50		0.081	110.8	3002
282.80	284.30	1.50		0.065	184.6	3317
284.30	285.80	1.50		0.070	89.2	8786
285.80	287.30	1.50		0.070	209.3	54400
287.30	288.80	1.50		0.035	32.8	13200
288.80	290.30	1.50		0.047	76.1	29300
290.30	291.80	1.50		0.126	339.7	44300
291.80	293.30	1.50		0.060	20.8	6361
293.30	295.15	1.85		0.202	166.9	55500

ET-07-08                      (Bearing 346 – Dip 69 – Length 399.7m)

Intersected Avino vein: 346.65 – 366.7m (20.05m)

Detailed intersections

From (m)	To (m)	Length (m)	Description	Au (g/t)	Ag (g/t)	Cu (ppm)
355.85	357.35	1.50	Avino vein. Moderate diss cpy-py	0.111	257.5	6959
357.35	359.15	1.80		0.125	170.0	9341

ET-07-09                      (Bearing 336 – Dip 62 – Length 328.6m)

Intersected Avino vein: 272.80 – 319.10m (46.3m)

Detailed intersections

From (m)	To (m)	Length (m)	Description	Au (g/t)	Ag (g/t)	Cu (ppm)
290.80	292.30	1.50	Avino vein with massive chalcopyrite	0.040	101.9	12100
292.30	293.80	1.50		0.160	23.7	11500
295.30	296.80	1.50		0.146	32.3	11200
299.80	301.30	1.50		0.070	51.2	6327
301.30	302.80	1.50		0.360	40.4	14600
302.80	304.30	1.50		0.015	18.1	8029
304.30	305.80	1.50		0.020	28.2	8475

ET-07-10                      (Bearing 336 – Dip 63 – Length 308.7m)

Intersected Avino vein: 243.80 – 299.10m (55.3m)

Detailed intersections

From (m)	To (m)	Length (m)	Description	Au (g/t)	Ag (g/t)	Cu (ppm)
257.30	258.80	1.50	Avino quartz vein with sulphides	0.160	85.3	15700
258.80	260.30	1.50		0.080	86.6	23400
260.30	261.80	1.50		0.125	27.7	14100
261.80	263.30	1.50		0.101	21.8	15400
263.30	264.80	1.50		0.098	20.3	13500
266.30	267.80	1.50		0.574	43.4	6613
267.80	269.30	1.50		0.457	39.8	4211
269.30	270.80	1.50		0.089	19.3	15200
282.80	284.30	1.50		0.020	9.3	16000
284.30	285.80	1.50		0.010	10.2	19300
285.80	287.30	1.50		0.035	27.0	31600
287.30	288.80	1.50		0.070	37.4	21500
288.80	290.30	1.50		0.049	27.1	34200
290.30	291.80	1.50		0.065	51.3	72600
291.80	293.30	1.50		0.020	14.8	33300
293.30	294.80	1.50		0.335	28.8	15000
294.80	295.80	1.00		0.035	23.2	17200
295.80	297.30	1.50		1.310	37.9	16100
297.30	299.10	1.80		0.510	51.5	7570

A further eight holes ET-08-01 through ET-08-08 on the ET zone were released in November 2008.

ET-08-01

Drilled on the eastern side of the ET shoot below level 9. The hole intersected the Avino vein but gold and silver values are low.

Avino vein 196.90 – 213.40m (16.5m).

Detailed intersections

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

Detailed intersections

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

Detailed intersections

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

Detailed intersections

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

Detailed intersections

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

San Gonzalo Deposit

During 2006 and 2007, Avino drilled 82 holes totaling approximately 18,000 m to explore targets across the Avino property.  The Company decided to focus on the San Gonzalo vein system. The San Gonzalo structure strikes NW/SE and dips very steeply (85-90°) to SW. During 2007, Avino drilled 40 holes totaling 9,204 meters to explore San Gonzalo.  Results of these holes were released as assays became available (See Avino’s website for news releases). The 2007 drill results were compiled into the “Resource Estimate on the San Gonzalo vein” by David Gunning P.Eng, of Orequest Consultants, August 31, 2009.

Details are as follows:

NI 43-101 Resource Calculation

An NI 43-101 resource calculation for San Gonzalo, completed by Orequest Consultants, estimates that the zone contains 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

Tonnes                Ag g/t                Au g/t                Zinc %               Lead %
444,250                      332                       2.61                        1.5                      1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.

In 2008, Avino drilled a further 8 holes at San Gonzalo as follows:

Hole SG-08-01 on the San Gonzalo vein intersected a 2.75-metre zone 1.13 g/t gold and 155 g/t silver of gold and silver mineralization with the following values:

SG-08-01

Detailed intersections

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

Detailed intersections

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

Detailed intersections

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

Detailed intersections

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
437.75	438.50	0.75	Breccia Zone	0.030	0.1	5	33	32
438.50	438.90	0.40		<0.005	<0.1	6	22	76
438.90	439.55	0.65		0.015	<0.1	7	18	65
439.55	440.35	0.80		0.010	<0.1	8	14	30

SG-08-06

Intersected San Gonzalo 214.05 – 219.70m (5.65m) 0.88 g/t gold, 235 g/t silver.

Detailed intersections

From (m)	To (m)	Length (m)	Description	g/t		ppm
				Au	Ag	Cu	Pb	Zn
214.05	214.85	0.80	San Gonzalo vein with Sulphide Minerals	0.729	204.0	2944	21400	17600
214.85	215.95	1.10		0.523	95.0	1189	5264	6417
215.95	216.80	0.65		0.335	47.5	398	1486	2918
216.80	218.00	1.20		0.360	87.3	1960	5342	7772
218.00	218.85	0.85		3.228	758.9	3731	18500	19000
218.85	219.70	0.85		0.402	316.1	7094	17500	14800

San Gonzalo Bulk Sample Program:

In 2009 and the early part of 2010, Avino’s main focus was to lay the ground work for a bulk sampling program to firm up the grade and the metallurgy of the San Gonzalo deposit. The sampling program was also to provide the needed concentrate material for further evaluation by various smelters and trading companies and for on-site processing if deemed feasible.

Applications for permits to the various regulatory agencies were submitted early in 2009 and the permits were granted within 8 to 12 weeks after the applications were filed.

A major portion of the work and investment over the last couple of years has centered on improving and upgrading the existing mill and equipment.

In December 2009, the Company announced that contract terms had been finalized with Desarrollo Minero Guadalupe S.A. de C.V. (“DMG”) for the mining of the 10,000 tonne bulk sample from the San Gonzalo deposit.

The mining contract included collaring of the portal, driving 1,000 meters of development consisting of a decline, crosscuts and raises and the extraction of 10,000 tonnes of mineralized vein material.

In January 2010, DMG began driving the first decline to the 2,260 m elevation for development work and extraction of the bulk sample. The San Gonzalo vein was intersected in May 2010 and a smaller splay vein was intersected two months later. A second decline was driven to the 2,306m level.

By July 2010 both levels had intersected the San Gonzalo vein. The Upper Level 1 has been driven northwest along the San Gonzalo Vein and broke in to the old San Gonzalo workings. The exploration drift on the Lower Level 2 (2260 m) along the San Gonzalo vein was also advanced to the northwest towards the old San Gonzalo workings.

On October 6, 2010, the two levels were connected with the completion of the first raise allowing the start of stoping (cut and fill) for the bulk sample. Within four days an initial 731 tonnes had been produced from the block of ground which was estimated to contain approximately 11,000 tonnes.  The rock was stockpiled for approximately 6 to 8 weeks while the mill completed its program of flotation concentration of the stockpiled ore from the ET zone of the main Avino vein. By mid-November, approximately 2,000 tonnes of mineralized vein rock had been broken from the first stope and assays confirmed a calculated average grade of 1.9g/t gold and 340 g/t silver.

Samples from channels cut across the San Gonzalo vein were as follows: (from west to east)

Length along vein (metres)	Width (metres)	Gold (g/t)	Silver (g/t)	Lead (ppm)	Zinc (ppm)	Copper (ppm)
21.04	2.83	1.146	394	3580	3112	502
27.24	2.41	1.231	342	4999	2202	442
11.37	1.61	1.752	532	9651	11438	1605

In November, 2010, assays from initial sampling in the eastern raise were received. Samples are as follows:

Line	Width (m)	Gold g/t	Silver g/t	Lead g/t	Zinc g/t	Copper g/t
1	0.75	1.112	227	4012	1772	930
2	1.10	3.621	508	7007	4295	657
3	1.05	2.243	384	4817	718	1263
4	1.25	6.120	216	2563	1206	2398
5	1.15	2.221	380	5712	1330	1689
6	1.25	1.436	260	3921	1925	852
7	1.30	1.391	727	5667	1305	448
8	1.15	0.670	313	1656	1339	667
9	1.10	1.413	344	4322	904	1394
10	1.25	2.078	276	12255	1762	891
11	1.60	1.077	315	2339	482	815
12	1.30	3.642	514	5893	698	745
13	1.35	1.698	707	3323	610	372
14	1.65	1.493	422	4202	896	258
15	1.10	1.518	588	2304	610	173
16	1.60	1.122	366	3234	824	334
17	1.30	4.030	171	10609	633	509
18	1.25	1.769	224	12334	1161	1091
Average:	1.25	2.135	389	5313	1197	831

The samples were assayed by Inspectorate Labs. Samples were crushed and ground in Durango with pulps assayed in Richmond, British Columbia using fire assay and AA finish for gold, four acid digestions, AA for most silver with fire assay and gravimetric finish for silver, and Aqua Regia digestion and ICP for base metals.

Development for the extraction of the 10,000 tonne bulk sample was completed by the mining contractor DMG in early January 2011.

The processing of the San Gonzalo bulk sample began on January 18, 2011. Monthly totals to February 11, 2011 were 1,550 tonnes milled for production of 47 tonnes of concentrate grading 8.4kg/t silver. Average month to date silver feed grade for February was 329g/t at 77% recovery.  The feed grade result was similar to the estimated resource grade of 332g/t in the NI 43-101 report by Orequest 2009.

Silver recovery of 77% was an improvement over January results of 70% when 1793 tonnes were processed for the production of 72 tonnes of concentrate grading 5 Kg/t silver and 28.3 g/t gold. The mineralized zone where the bulk sample has been extracted is partially oxidized and near the surface. Efforts are continuing to be made at the plant to improve the recovery. With the extraction of the bulk sample complete, Wardrop mining engineers visited San Gonzalo underground workings in late March. Wardrop Engineering has recommended development by a 12% ramp (decline) in the foot wall approximately 40m from and parallel with the San Gonzalo vein. The vein can then be drilled in detail by close spaced underground drilling from cross cuts off the ramp. This will permit stope design. Wardrop's engineers believe that the planned production of 250 tonnes per day is achievable and requires three active stopes at all times.

The Company is mining a new stope and two sets of back (ie roof) sample results have been received from Inspectorate Labs.  The values are as follows:

Assay Values (ppm)
		Width	Gold	Silver	Lead	Zinc	Copper
Line 2		1.15	0.977	423	1137	3928	509
Line 3		1.50	0.513	333	1471	4066	767
Line 4		1.40	0.828	402	1340	1931	522
	Average	1.35	0.754	383	1331	3289	609

Line 5		1.50	0.459	176	2612	2889	392
Line 6		1.00	0.219	91	3786	4630	513
Line 7		1.25	0.679	223	737	1341	131
Line 8		1.85	1.301	178	1188	1316	240
Line 9		1.80	0.904	274	2204	774	230
Line 10		2.35	1.551	392	2819	1238	397
	Average	1.63	0.968	244	2197	1782	313

II Line 1		2.60	0.778	165	1261	1483	135
II Line 2		2.00	0.518	238	1635	1830	222

II Line 3		2.10	1.692	536	2566	2875	276
Includes Sample 158328		0.5	3.156	1151.6	3914	6096	540

II Line 4		1.80	1.841	397	1051	601	374
Includes Sample 158332		0.6	3.384	761.2	2310	886	725

II Line 5		2.50	0.546	191	692	1981	356
	Average	2.20	1.026	293	1415	1780	267

The San Gonzalo vein in the new stope 2-200 shows strong values of gold, silver, lead and zinc over mineable widths.  These support the assays from the adjoining raise (L1 through L19) taken in meter intervals over a 19 meter length.  The average width was 1.23m, 2.071 g/t gold, 381 g/t silver, 5349 ppm lead, 1182 ppm zinc.

2011 Drill Program.

The Company started a new regional exploration drill program on January 27, 2011 and the first hole SG-11-01 was finished January 30, 2011. The program is expected to cover over seven thousand meters through 56 core holes.  The program is designed to both increase resources at San Gonzalo and explore new targets on other areas of the property.  A commercial production decision will be made pending the outcome of this economic analysis. Mining and milling operations will continue during the economic analysis process.

The proposed in house mine plan options are currently undergoing review. The aim is to select the most cost effective plan to mine the entire San Gonzalo orebody and to provide a sustained mill production rate of 250 tonnes per day. A development schedule together with the selected mining method will be made once the review has been completed.

Eagle Property

Ownership.  The wholly owned Eagle property was acquired in 2003 when Avino purchased a 100% interest in 14 quartz leases by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242 and currently has a deferred value of $2,504.

Property Description and Location.  The 516 ha property is located in the Yukon Territory approximately  kilometers west of Keno City.  It is currently in its Phase I stage of exploration.  The property is accessed by a road.  Whitehorse, the nearest major city, is approximately 380 kilometres to the south of the village of Mayo.  The village of Mayo is 60 kilometers to the southeast of Keno City.  The Eagle property lies on the south-east facing slope of Galena Hill where the elevations range from about 1350 to 1540 m.  Permafrost, while thin to non-existent in places, is reported to be found under accumulations of surface rubble left from glaciation.

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

The 2009 Eagle Project work program was successful in identifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8m (Hole D09EE-11) in the sphalerite enriched Eagle vein.

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

Mega Silver has returned the Eagle property to the Company due to a change in its corporate exploration objective which is now focused in the Red Lake gold camp in northwest Ontario.

In 2010, the Company commissioned Jean Pautler, a qualified person to review all historic data from previous work done on the property and make a recommendation for future work program.  Pautler’s recommendations are based on a property visit on June 28, 2008, previous experience in the Keno silver mining camp, a review of the historical data and a review of the 2009 work program carried out by Mega Silver while the property was under option from the Company.

Proposed Work Program.  The 2009 work program identified strong results which the company believes warrant further exploration. The Company is currently evaluating other possibilities.

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

The Company has placed a reclamation bond of $1,500 at December 31, 2010 (December 31, 2009:$1,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

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

The Company has placed a reclamation bond of $1,500 at December 31, 2010 (December 31, 2009: $1,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

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

The Company has placed a reclamation bond of $2,500 at December 31, 2010 (December 31, 2009: $2,500), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

Proposed Work Program.    No further work program has been proposed.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis of the operations, results and financial position of the Company for the year ended December 31, 2010, and December 31, 2009, should be read in conjunction with the Company’s Consolidated Financial Statements and the notes thereto.

The financial statements are prepared in accordance with Canadian GAAP which has notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. In addition, US GAAP requires the recognition of a stock-based compensation expense associated with the extension of the expiry date of outstanding warrants whereas Canadian GAAP has no clear guidance on non-service orientated equity awards. See Note 20 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

A.  Operating Results

Developments for 2010

Bulk Sampling to Confirm Grades and Recoveries

The ongoing 10,000 tonne bulk sample program on San Gonzalo will allow the Company to assess the economics of the zone and confirm mineral grades and metallurgical recoveries obtained from earlier diamond drilling. With positive results from the bulk sample Company will move into full production.

Mill Rehabilitation Complete

In 2010, the Company completed a three year program that brought extensive modernization to our mill.  The upgrades include a new 250 t/day circuit to accommodate high grade ore from the San Gonzalo zone.  This facility now has a new electrical system that meets the electrical code, an upgraded crushing plant that included major repairs to the cone crusher, vibrating screens and conveyors.  In addition, the on-site assay lab was put into service along with a new AAS unit to provide on-site control assays.  The water supply system from the tailings pond and la Caricol were completed and are now fully functional.

Milling Operations

In the second half of the year the Company tested the newly re-furbished mill by processing stockpiled ore left behind from previous mining of the ET Zone.  This was done to fine tune the mill for the San Gonzalo bulk sample.  By the end of October, the mill had processed over 17,500 tonnes of material to produce approximately 600 tonnes of concentrate.  This concentrate was shipped to Manzanillo and sold to MRI trading AG.  The mineral at San Gonzalo is silver, gold, lead, and zinc; while the ET stockpile on the main vein is silver, copper, and gold. The rock from ET, while harder than the San Gonzalo material, served as a trial run for the bulk sample.

In November, following the processing of 17,500 tonnes of stockpiled ore left behind from previous mining of the ET zone, relining of the ball mill and the changeover of several conveyor belts in the crushing plant was undertaken.  Following the tune up, processing of the San Gonzalo development material began with a daily treatment rate of approximately 180 tonnes per day. This rate was maintained until the development material was finished in January 2011. During this period, a total of 5,896 tonnes of development ore was processed for the production of 192 tonnes of concentrate grading 11.54g/t gold, 3.617kg/t silver with minor amounts of copper, lead and zinc. Feed grade averaged 205g/t Ag and 0.78g/t Au.

Underground Mining

In January 2010, our mining contractor, DMG began driving the first decline at the 2260 m elevation for development work and extraction of the bulk sample. The San Gonzalo vein was intersected in May. A second decline was driven to the 2306m level. The two declines are known as San Gonzalo vein 1 and San Gonzalo.  By July both levels had intersected the San Gonzalo vein.  On October 13 the two levels were connected with the completion of two raises allowing the start of stoping (cut and fill) for the bulk sample.  By mid-November, approximately 2000 tonnes of mineralized vein rock had been broken from the first stope and assays confirmed a calculated and average grade of 1.9g/t gold and 340 g/t silver.  This compared well with the original inferred resource, which estimated 444,250 tonnes at San Gonzalo grading 2.61 g/t gold, 322 g/t silver, 1% lead and 1.5% zinc. (Orequest August 31, 2009 NI 43-101 compliant report)

Financing

In late 2010, Sprott Asset Management LP completed two financings to aid the Company’s ongoing development.  The financings raised more than $8 million for the Company and helped elevate its profile in the investment community.  Sprott participated in the financings on behalf of certain funds and managed accounts including investors introduced by Sprott Private Wealth LP.  Sprott has been instrumental in the development of many successful mining ventures and is a leading independent asset manager dedicated to achieving long-term superior returns for its clients.

Results of Operations

The results of operations are based on the fiscal years ended December 31, 2010, 2009 and 2008.

Twelve months ended December 31, 2010 compared with the twelve months ended December 31, 2009.

Operating and administrative expenses

Operating and administrative expenses were $1,130,679 for year ended December 31, 2010 as compared with $669,178 for the year ended December 31, 2009, which is an increase of $461,501.The main increases were $113,941 in office and miscellaneous due to a re-allocation of mineral property costs in one of the Company’s Mexican subsidiaries, and an increase in stock-based compensation expense of $123,897 due to additional options being granted in 2010 and at higher fair value than in 2009. The Company also recorded a provision of $42,478 for uncollectible IVA sales tax whereas in 2009 a recovery of $181,456 was recorded. The fluctuation in the provision for uncollectible IVA sales tax is due to the timing of payments from Mexican Government. Travel and promotion expenses increased by $16,097 due to an increase in travel to Mexico.

Loss for the period

The loss for the year ended December 31, 2010 was $1,490,194 compared with a loss of $987,759 for the twelve month period ended December 31, 2009, an increase of $502,435. As discussed above, there was an increase in operating and administrative expenses of $461,501. The Company also recorded a future income tax expense of $332,141 as compared to a recovery in 2009 of $239,562. These increases were offset by a decrease of $608,118 in an impairment charge to mineral properties in 2009. No impairment charge was recorded in 2010.

Twelve months ended December 31, 2009 compared with the twelve months ended December 31, 2008.

Operating and administrative expenses

Operating and administrative expenses were $669,178 for the twelve month period ended December 31, 2009 as compared with of $1,575,913 for the twelve months ended December 31, 2008, which is a decrease of $906,735. The primary differences are attributable to decreases of $368,113 in stock-based compensation, $82,961 in investor relations and $395,108 in recovery of sales tax. Other decreases include $10,815 in travel and promotion, $8,529 in general exploration, $16,805 in office and miscellaneous, and $27,194 in salaries. The Company recorded $181,456 as a recovery to the Mexican Value-Added Tax (“VAT”) that was written off during the year end December 31, 2008. The Company received the majority of this tax back in cash refunds. The stock based compensation was lower as a result of fewer stock options granted in 2009. The lower expense in investor relations is due to a reduction in research reports and publications. The decline in travel expenses is a result of attending fewer trade shows.

Loss for the period

The loss for the twelve month period ended December 31, 2009 was $987,759 compared with a loss of $1,538,876 for the twelve month period ended December 31, 2008, a difference of $551,117. The decrease of $906,735 in operating and administrative expenses was offset by a reduction in interest income of $78,162, a reduction of $25,000 in option revenue and a write down on British Columbia mineral properties of $608,118. The Company also recorded a future income tax recovery of $239,562 as compared to an expense in 2008 of $98,653, a difference of $338,215. These were offset by a reduction in foreign exchange loss of $17,447, the difference between the loss of $18,249 in 2009 and $38,481 in 2008.

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

During the year ended December 31, 2010, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $728,055, net of $1,046,005 copper concentrate sales. The Company also incurred expenditures that increased property, plant and equipment by $334,705. At this time, the Company has no operating revenues but earned interest and other income of $14,206 during the year ended December 31, 2010.

At December 31, 2010, the Company had working capital of $8,794,042 and cash equivalents of $9,051,456. The Company is continuing its exploration and drilling program at this time. In 2011, the Company entered into an agreement for the sale of bulk concentrate which the Company believes will generate additional cash.

The Company’s mineral properties are in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and the achievement profitable operations in the future. The outcome of these matters cannot be predicted at this time.

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

F.  Tabular Disclosure of Contractual Obligations

As at December 31, 2010, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Drilling Contract	$302,358	$302,358	-	-	-
Future Income Tax Liabilities	2,026,148	-	-	-	2,026,148
Total	$2,328,506	$302,358	-	-	$2,026,148

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

Item 6.    Directors, Senior Management and Employees

A.            Directors and Senior Management

The following is a list of the Company’s directors and senior management as at June 30, 2011.  The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting was held on June 23, 2011.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Michael Baybak	A business consultant.	June 1990
Director
Gary Robertson	Certified Financial Planner, Director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	August 2005
Director
David Wolfin(1)
Director and VP Finance of Berkley Resources Inc., Director and VP Finance, of Levon Resources Ltd., President and Director of Coral Gold Resources Ltd. and Gray Rock Resources Ltd. and Director of Bralorne Gold Mines Ltd., Mill Bay Ventures Ltd. and Cresval Capital Corp.
October 1995
Director/President/CEO
Jasman Yee	Metallurgical Engineer	January 2011
Director
Dorothy Chin	Corporate Secretary of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., and Levon Resources Ltd.	September 2008
Corporate Secretary
Lisa Sharp	Chief Financial Officer of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Venerable Ventures Ltd.	June 2008
Chief Financial Officer

B.      Compensation

During the last completed fiscal year of the Company, the Company had three executive officers, namely, its CEO, David Wolfin, its former CEO, Louis Wolfin, and its CFO, Lisa Sharp. At the Company’s Annual General Meeting on June 24, 2010, Louis Wolfin resigned as CEO and a Director. David Wolfin was appointed CEO and President of the Company.

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

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2010 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3		Pension value ($)3	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
DAVID Wolfin(4) President , CEO & Director	2010	$96,000	NIL	$65,300	NIL	NIL	NIL	NIL	$161,300
	2009	$96,000	NIL	NIL	NIL	NIL	NIL	NIL	$96,000
	2008	$96,000	NIL	$72,150	NIL	NIL	NIL	NIL	$168,150
LOUIS Wolfin(4) Former CEO & Director	2010	NIL	NIL	$31,750	NIL	NIL	NIL	NIL	$31,750
	2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2008	NIL	NIL	$72,150	NIL	NIL	NIL	NIL	$72,150
Lisa Sharp CFO	2010	$20,992	NIL	$18,300	NIL	NIL	NIL	NIL	$39,292
	2009	$19,800	NIL	$19,500	NIL	NIL	NIL	NIL	$39,300
	2008	$11,106	NIL	NIL	NIL	NIL	NIL	NIL	$11,106

1	The Company does not currently have any share-based award plans.

2
The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 77.47%; Risk Free Interest Rate – 2.19%.

3	The Company does not have any non-equity incentive plans or any pension plans

4
On June 24, 2010, Mr. Louis Wolfin resigned as CEO and director and Mr. David Wolfin was appointed CEO.  Mr. David Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by David Wolfin.

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

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the executive officers during the most recently completed financial year ended December 31, 2010.

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

As of December 31, 2010, stock options to purchase a total of up to 1,605,000 shares have been granted and remain outstanding under the Plan, leaving 1,010,723 options available for issuance.  All previous grants of option-based awards are taken into account when considering new grants.

3)	Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2010:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)1	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)1
David Wolfin President, CEO & Director	65,000	$0.75	Feb. 27, 2013	$131,300	Nil	Nil
	15,000	$0.81	Jan 14, 2015	$29,400	Nil	Nil
	95,000	$1.05	Sept 15, 2015	$163,400	Nil	Nil
Louis Wolfin, Former CEO & Director	65,000	$0.75	Feb. 27, 2013	$131,300	Nil	Nil
	15,000	$0.81	Jan 14, 2015	$29,400	Nil	Nil
	40,000	$1.05	Sept 15, 2015	$68,800	Nil	Nil
Lisa Sharp CFO	40,000	$0.75	Sept. 22, 2014	$80,800	Nil	Nil
	30,000	$1.05	Sep 10, 2015	$51,600	Nil	Nil

1 In-the-Money Options is the difference between the market value of the underlying securities at December 31, 2010 and the exercise price of the option. The closing market price of the Company's common shares as at December 31, 2010 was $2.77 per common share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2010:

Name	Option-based awards – Value vested during the year($) (1)	Share-based awards – Value vested during the year($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin(2) President, CEO and Director	Nil	Nil	Nil
Louis Wolfin(2) Former CEO and Director	Nil	Nil	Nil
Lisa Sharp CFO	Nil	Nil	Nil

(1)	The options have no value since the exercise price was higher than the market price at the grant date.

(2)	On June 24, 2010 Louis Wolfin resigned as CEO and director, and David Wolfin was appointed President and CEO.

4)	Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)	Termination and Change of Control Benefits

The Company does not have any employment contracts with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

6)	Director Compensation

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended December 31, 2010:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael Baybak*	$3,000	NIL	$19,550	NIL	NIL	NIL	$22,550
Gary Robertson*	$6,000	NIL	$25,650	NIL	NIL	NIL	$31,650
David Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Louis Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL

*Independent & Non-Employee Directors

(1)  The methodology used to calculate the grant date fair value is the last closing price of the Company’s shares before the date of the stock option grant less the exercise price.

The Company pays its independent directors $750 per quarter.  Each independent director is also paid $250 per quarter for each committee he serves as a member.

Incentive stock options have been granted to non-NEO directors of the Company as follows:

Name	Number of options	Option exercise price ($)	Option expiration date	Option Exercised	Balance of Option Un-Exercised
Michael Baybak	25,000	$0.75	Feb 27, 2013	Nil	25,000
	15,000	$0.81	Jan 14, 2015	Nil	15,000
	20,000	$1.05	Sep 10, 2015	Nil	20,000
Gary Robertson	25,000	$0.75	Feb 27, 2013	Nil	25,000
	15,000	$0.81	Jan 14, 2015	Nil	15,000
	30,000	$1.05	Sep 10, 2015	Nil	30,000
TOTAL:	130,000			-	130,000

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

C.           Board Practices

The Board is currently comprised of four directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Annual General Meeting, held on June 23, 2011, the shareholders elected Messrs. Michael Baybak, Gary Robertson, David Wolfin, and Jasman Yee as directors.

The Board has considered the relationship of each director to the Company and currently considers three of the four directors to be “unrelated” (Messrs. Baybak, Robertson and Yee).  “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

The Audit Committee currently consists of three directors (Messrs. Jasman Yee, Michael Baybak, and Gary Robertson). All of the members are independent and all of whom are financially literate, and have accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement.  “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

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

The Compensation Committee consists of three directors, Messrs. Yee, Robertson and Baybak, all are unrelated.

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

The Corporate Governance Committee currently consists of three directors, Messrs. Yee, Robertson and Baybak, all are unrelated.

D.           Employees

As at December 31, 2010, the Company has 40 employees located in Mexico. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

As at December 31, 2009, the Company had 17 employees located in Mexico and as at December 31, 2008, the Company had 11 employees located in Mexico.

E.           Share Ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of June 30, 2011:

Name of Beneficial Owner	Number of Shares	Percent

Michael Baybak	102,400	*
Gary Robertson	75,000	*
David Wolfin	303,084	*
Louis Wolfin(1)	4,345	*
Jasman Yee	22,500	*
Lisa Sharp	Nil	N/A

*Less than one percent

(1)  Louis Wolfin resigned as a director and CEO on June 24, 2010

Outstanding Options

The following information, as of June 30, 2011, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date

David Wolfin	65,000	Feb. 27, 2008	$0.75	Feb. 27, 2013
President, CEO and Director	15,000	January 14, 2010	$0.81	January 14, 2015
	95,000	Sept 10, 2010	$1.05	Sept 10, 2015
	410,000	Jan 18, 2011	$2.30	Jan 18, 2016

Louis Wolfin	65,000	Feb. 27, 2008	$0.75	Feb. 27, 2013
Former CEO & Director	15,000	January 14, 2010	$0.81	January 14, 2015
	40,000	Sept 10, 2010	$1.05	Sept 10, 2015

Lisa Sharp	40,000	Sept. 22, 2009	$0.75	Sept. 22, 2014
CFO	30,000	Sept 10, 2010	$1.05	Sept 10, 2015
	50,000	Jan 18, 2011	$2.30	Jan 18, 2016

Michael Baybak	25,000	Feb. 27, 2008	$0.75	Feb. 27, 2013
Director	15,000	January 14, 2010	$0.81	January 14, 2015
	20,000	Sept 10, 2010	$1.05	Sept 10, 2015
	100,000	Jan 18, 2011	$2.30	Jan 18, 2016

Gary Robertson	25,000	Feb. 27, 2008	$0.75	Feb. 27, 2013
Director	15,000	January 14, 2010	$0.81	January 14, 2015
	30,000	Sept 10, 2010	$1.05	Sept 10, 2015
	100,000	Jan 18, 2011	$2.30	Jan 18, 2016

Jasman Yee	15,000	Sept. 22, 2009	$0.75	Feb. 27, 2013
Director	30,000	Sept 10, 2010	$1.05	Sept 10, 2015
	100,000	Jan 18, 2011	$2.30	Jan 18, 2016

Item 7.   Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of June 30, 2011, to the knowledge of the Company, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

As of June 23, 2011, there were 26,888,727 common shares issued and outstanding. Of those common shares issued and outstanding, 21,886,743 common shares were held by 65 shareholders whose addresses were in Canada.

B.	Related Party Transactions

         During the year ended December 31, 2010, the Company paid, or made provision for the future payment of the following amounts to related parties:

i)
$168,527 (2009 - $148,754; 2008 - $188,158) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$96,000 (2009 - $96,000; 2008 - $96,000) to a private company controlled by a Director for management fees;

iii)	$30,000 (2009 - $30,000; 2008 - $30,000) to a private company controlled by a director of a related company for consulting fees;

iv)	$24,954 (2009 - $10,344; 2008 - $34,698) to a private company controlled by a director of a related company for geological consulting services;

v)	$13,500 (2009 - $15,000; 2008 - $15,000) to Directors for Directors fees.

The amounts due to related parties consist of $153,289 (December 31, 2009 - $145,120) due to Oniva; $10,500 (December 31, 2009 - $18,000) due to Directors for Directors fees; $789 (December 31, 2009 - $1,054) due to a private company controlled by a Director of a related company for geological services; and $4,687 (December 31, 2009 - $516) due to a private company controlled by a Director for an expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Audit Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as at December 31, 2010 and December 31, 2009;

•	Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2010, December 31, 2009 and 2008;

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and

•	Notes to the Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.	Significant Changes

 None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The following sets forth the high and low prices expressed in Canadian Dollars on the TSX-V for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V (Canadian Dollars)		OTCBB (United States Dollars)
Last Six Months	High	Low	High	Low
June 2011	2.57	1.93	2.63	1.99
May 2011	2.82	2.20	2.95	2.27
April 2011	3.46	2.30	3.60	2.48
March 2011	3.47	2.27	3.55	2.27
February 2011	3.31	2.51	3.38	2.57
January 2011	2.95	2.00	2.95	2.20
2010	High	Low	High	Low
Fourth Quarter ended December 31, 2010	2.95	1.10	2.89	1.10
Third Quarter ended September 30, 2010	1.30	0.71	1.27	0.68
Second Quarter ended June 30, 2010	0.86	0.66	0.878	0.63
First Quarter ended March 31, 2010	0.88	0.67	0.84	0.64

2009	High	Low	High	Low
Fourth Quarter ended December 31, 2009	0.99	0.57	0.95	0.52
Third Quarter ended September 30, 2009	0.71	0.49	0.69	0.44
Second Quarter ended June 30, 2009	0.82	0.38	0.75	0.30
First Quarter ended March 31, 2009	0.83	0.50	0.70	0.50

Last Five Fiscal Years	High	Low	High	Low

2010	2.95	0.66	2.89	0.63
2009 2008 2007 II	0.99 1.78 2.75	0.38 0.18 1.46	0.95 1.79 2.42	0..30 0.20 1.44
2007	4.48	1.50	4.00	1.32

B.	Plan of Distribution

Not Applicable.

C.	Markets

The common shares of the Company are listed on the TSX-V under the symbol “ASM”, on the FSE under the symbol “GV6” and quoted in the United States on the OTCBB, under the symbol “ASGMF”. The Company is currently in the process of applying for a listing of its common shares on the NYSE Amex. There is no guarantee that the Company’s application will be successful.

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

The Company has a commitment related to the exploration of its mineral properties in Durango, Mexico, from an agreement signed in January 2011 that requires drilling a minimum of 4,000 meters.

In February 2011, the Company entered into a lease agreement for office space for its Canadian operations. The term of the lease is for five years, commencing in April 2011, with a five year renewal option.

In March 2011, the Company entered into an agreement with Wardrop Engineering to provide a tailings study and review of the San Gonzalo project. The total estimated cost is approximately $190,000.

Please refer to Note 13 of the financial statements included elsewhere in this Annual Report (Item 17) for further disclosure regarding material commitments.

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

Our management, including our principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2010 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2010. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2011: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting in the year ended December 31, 2010.  However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2010, conducted by our principal executive officer, principal financial officer and an independent consultant, we expect to make such changes in the year ended December 31, 2011.

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

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2010, December 31, 2009 and, December 31, 2008 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the Company’s year ended December 31, 2010 were $59,000  (2009: $69,000; 2008: $64,500).

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for the year ended December 31, 2010 were $4,000 (2009: $4,000; 2008: $2,880).

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended December 31, 2010 are estimated to be $3,500 (2009: $3,500; 2008: $3,200).

All Other Fees

The aggregate fees billed by Manning Elliott LLP for advisory and review services relating to the Company’s annual report on Form 20-F for the year ended December 31, 2010 are estimated to be $5,000 (2009 $5,000; 2008: $5,000).

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2010.  The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

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
___________________________
*  Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2010, December 31, 2009 and
December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd.  which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 29, 2011

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
As at December 31, 2010 and 2009
(Expressed in Canadian dollars)

	2010	2009

ASSETS
Current
Cash and cash equivalents	$9,051,456	$2,829,605
Interest receivable	4,142	146
Sales taxes recoverable (Note 8)	233,378	88,725
Amounts receivable (Note 6)	117,940	-
Prepaid expenses and other assets	30,463	49,614
	9,437,379	2,968,090

Property, Plant & Equipment (Note 5)	1,786,017	1,455,146
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 6)	15,302,311	14,573,506
Investments in Related Companies (Note 7)	517,360	204,036
	$27,048,567	$19,206,278

LIABILITIES
Current
Accounts payable and accrued liabilities	$474,072	$382,482
Amounts due to related parties (Note 11(a))	169,265	164,690
	643,337	547,172

Future Income Tax Liability (Note 16)	2,026,148	1,694,007
	2,669,485	2,241,179
SHAREHOLDERS' EQUITY
Share Capital (Note 9)	39,132,349	33,112,072
Contributed Surplus	10,702,206	8,131,629
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
	49,732,686	41,141,832

Accumulated Other Comprehensive Loss	307,274	(6,049)
Deficit	(25,660,878)	(24,170,684)
	(25,353,604)	(24,176,733)
	24,379,082	16,965,099
	$27,048,567	$19,206,278

Subsequent Events – Note 18

Approved by the Board of Directors:

/s/ Gary Robertson	Director	/s/ David Wolfin	Director

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008

Operating and Administrative Expenses
Amortization	$3,834	$2,328	$2,869
General exploration	-	294	8,823
Investor relations	99,450	90,031	172,992
Management fees	96,000	96,000	96,000
Office and miscellaneous	218,489	104,548	121,353
Professional fees	127,711	183,911	179,299
Regulatory and compliance fees	26,028	24,540	25,821
Salaries and benefits	109,873	82,160	109,354
Sales tax write-down (recovery) (Note 8)	42,478	(181,456)	213,652
Stock-based compensation (Note 10)	361,784	237,887	606,000
Travel and promotion	45,032	28,935	39,750
	1,130,679	669,178	1,575,913

Loss before other items and income tax	(1,130,679)	(669,178)	(1,575,913)

Other Income (Expenses)
Interest income	14,206	68,224	146,386
Foreign exchange loss	(41,580)	(18,249)	(35,696)
Impairment of mineral properties (Note 6)	-	(608,118)	-
Mineral property option revenue (Note 6)	-	-	25,000

LOSS BEFORE INCOME TAX	(1,158,053)	(1,227,321)	(1,440,223)
Future income tax (expense) recovery (Note 16)	(332,141)	239,562	(98,653)
NET LOSS	(1,490,194)	(987,759)	(1,538,876)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies (Note 7)	313,323	97,517	(108,196)

COMPREHENSIVE LOSS	$(1,176,871)	$(890,242)	$(1,647,072)

Loss per Share - Basic and Diluted	$(0.07)	$(0.05)	$(0.07)

Weighted Average Number of Shares Outstanding	21,059,008	20,584,727	20,584,727

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)
	Number of Common Shares	Share Capital	Treasury Shares	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, December 31, 2007	20,584,727	$33,112,072	$(101,869)	$7,287,742	$(21,644,049)	$4,630	$18,658,526

Stock based compensation (Note 10)	-	-	-	606,000	-	-	606,000
Net loss for year	-	-	-	-	(1,538,876)	-	(1,538,876)
Unrealized loss on investments	-	-	-	-	-	(108,196)	(108,196)

Balance, December 31, 2008	20,584,727	33,112,072	(101,869)	7,893,742	(23,182,925)	(103,566)	17,617,454

Stock based compensation (Note 10)	-	-	-	237,887	-	-	237,887
Net loss for year	-	-	-	-	(987,759)	-	(987,759)
Unrealized gain on investments	-	-	-	-	-	97,517	97,517

Balance, December 31, 2009	20,584,727	33,112,072	(101,869)	8,131,629	(24,170,684)	(6,049)	16,965,099

Common shares issued for cash:
Private placement (Note 9)	5,100,000	5,107,614	-	3,202,468	-	-	8,310,082
Share issuance costs	-	(435,387)	-	-	-	-	(435,387)
Exercise of stock options	472,500	354,375	-	-	-	-	354,375
Fair value of stock options exercised	-	993,675	-	(993,675)	-	-	-
Stock-based compensation (Note 10)	-	-	-	361,784	-	-	361,784
Net loss for the year	-	-	-	-	(1,490,194)	-	(1,490,194)
Unrealized gain on investments	-	-	-	-	-	313,323	313,323

Balance, December 31, 2010	26,157,227	$39,132,349	$(101,869)	$10,702,206	$(25,660,878)	$307,274	$24,379,082

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	$(1,490,194)	$(987,759)	$(1,538,876)
Adjustments for non-cash items:
Amortization	3,834	2,328	2,869
Sales tax write-down provision	42,478	8,873	213,652
Stock-based compensation	361,784	237,887	606,000
Impairment of mineral properties	-	608,118	-
Future income tax expense (recovery)	332,141	(239,562)	98,653

	(749,957)	(370,115)	(617,702)

Net change in non-cash working capital (Note 12)	(75,811)	226,040	(291,327)

	(825,768)	(144,075)	(909,029)

FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs	8,229,069	-	-

INVESTING ACTIVITIES
Mineral property exploration expenditures	(846,745)	(320,100)	(1,764,719)
Property, plant and equipment purchases	(334,705)	(281,461)	(93,492)

	(1,181,450)	(601,561)	(1,858,211)

Increase (decrease) in cash and cash equivalents	6,221,851	(745,636)	(2,767,240)

CASH AND CASH EQUIVALENTS, Beginning	2,829,605	3,575,241	6,342,481

CASH AND CASH EQUIVALENTS, Ending	$9,051,456	$2,829,605	$3,575,241

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$-	$-	$-
Income taxes	-	-	-

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
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

2. SIGNIFICANT ACCOUNTING POLICIES

i)
Basis of presentation

These consolidated financial statements are expressed in Canadian dollars and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and its Mexican subsidiaries. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States are contained in Note 20. All significant inter-company balances and transactions have been eliminated on consolidation. The Company’s Mexican subsidiaries are Oniva Silver and Gold Mines S.A., (“Oniva Silver”) which is wholly-owned, Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has a direct 79.09% ownership, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has a 96.60% direct ownership and an additional 2.68% indirect effective ownership held through Promotora. The ownership interests in Cia Minera combine for an effective 99.28% held by the Company as at December 31, 2010 and 2009 (see Note 3).

ii)
Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value.

iii)
Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets on the declining balance basis at the following annual rates:

Office equipment, furniture and fixtures	20%
Computer equipment	30%
Mine facilities and equipment	20%

The mine mill, machinery, plant facilities and certain equipment are not in active use, as the Company is in the process of refurbishing these assets. Accordingly, these assets are considered to be under reconstruction and no amortization has been recorded on them. Once commercial production has commenced, mine, mill, machinery, plant facilities, and certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, will be depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves once commercial production commences. Incidental revenues and operating costs are included in mineral properties and development costs prior to commercial production.

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

ix)
Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas requiring the use of estimates relate to the recoverability or valuation of sales taxes recoverable, property, plant, equipment, and mineral properties, the valuation of asset retirement obligations, useful lives for amortization, recognition and disclosure of future income tax assets and liabilities, and stock-based compensation. Actual results could differ from those estimates.

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

xi)        Revenue Recognition

The Company recognizes revenue from the sale of concentrate upon delivery when persuasive evidence of a sale agreement exists, the risks of ownership are transferred to the customer, collection is reasonably assured, and price is readily determinable. Revenue is based on quoted market prices during the quotation period published in the metal bulletin less treatment, refining charges, and penalties. Prior to commercial production concentrate sales incidental to the exploration of mineral properties is recorded net of production costs as a reduction of deferred mineral property exploration costs.

xii)       Stock-based compensation

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

xiii)     Loss per share

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

For the years ended December 31, 2010, 2009 and 2008, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the affect of this dilution is to reduce the reported loss per share (anti-dilutive), fully diluted loss per share information has not been shown.

xiv)      Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations (“ARO”), including site restoration costs in the period in which such liabilities are incurred and can be reasonably estimated. Upon recognition of an ARO, the site restoration costs are capitalized as a part of the mineral property. In periods subsequent to initial measurement, the ARO is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company estimated its site restoration costs as at December 31, 2010 to be $nil (2009 - $nil).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

xv)        Impairment of long-lived assets

The recoverability of long-lived assets, which includes property, plant, equipment, and mineral properties are assessed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal less costs to sell, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available.

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

xvi)      Recent Accounting Pronouncements

(a)
In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The pronouncement also requires that comparative figures for 2010 be based on IFRS. The Company has completed the planning and diagnostic stages to identify the impact of adopting IFRS and will continue to invest in training and necessary resources to complete the conversion. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS. The Company will adopt IFRS commencing with the first quarter of fiscal 2011.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

xvi)       Recent Accounting Pronouncements (continued)

(b)
CICA Section 1582 Business Combinations, which replaces Section 1581, Business Combinations; CICA Section 1601 Consolidated Financial Statement and Section 1602 Non-Controlling Interests, which replace Section 1600, Consolidated Financial Statements. These new standards are based on the International Financial Reporting Standard 3, Business Combinations. These new standards replace the existing guidance on business combination and consolidated financial statements. These new standards require that most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed. These new standards also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. This standard is effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company does not expect a significant impact on the adoption of this standard on its consolidated financial statements.

3.    SUBSIDIARY COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On February 16, 2009 the Company converted existing loans advanced to its subsidiary Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) into new additional shares, resulting in the Company’s ownership increasing by 9.93% to an effective 99.28%. The inter-company loans and the investment in shares of Cia Minera have been eliminated upon consolidation of the financial statements.  The Company had a pre-existing effective ownership interest of 89.35% in Cia Minera prior to the 9.93% increase. The issuance of shares to the Company by Cia Minera on February 16, 2009 resulted in a reduction in the non-controlling interest from 10.65% to 0.72% (see Note 4).

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

4.   NON-CONTROLLING INTEREST

As at December 31, 2010 the Company has an effective 99.28% interest in its subsidiary Cia Minera, and the remaining 0.72% portion is a non-controlling interest, reflecting a change in ownership interests resulting from the shares that Cia Minera issued to the Company on February 16, 2009 (the “Cia Minera Share Transaction”) as described in Note 3.  In fiscal 2008 the non-controlling interest of Cia Minera was 10.65% and the 9.93% change in the fiscal 2009 ownership results in a reduction of the non-controlling interest.

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

4.   NON-CONTROLLING INTEREST (Continued)

The Cia Minera Share Transaction is accounted for as a capital transaction and the funds that were previously advanced to Cia Minera are consolidated in the financial statements as assets, expenditures or deficit according to the full use of the funds in 2009 or past years.  The minority interest has not contributed any assets or funds for Cia Minera’s operations and no past losses have been attributed as recoverable from the minority interest, therefore upon the reduction of the minority interest in fiscal 2009 there were no adjustments affecting the balances presented in the consolidated financial statements.

5.  PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2010 Net Book Value	2009 Net Book Value
Office equipment, furniture and fixtures	$6,482	$4,796	$1,686	$955
Computer equipment	27,642	7,853	19,789	21,055
Mine mill, machinery and processing plant	1,706,542	-	1,706,542	1,387,082
Mine facilities and equipment	62,691	4,691	58,000	46,054
	$1,803,357	$17,340	$1,786,017	$1,455,146

6.    MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, December 31, 2008	$14,251,649	$608,121	$1,754	$14,861,524

Exploration costs incurred during year:
Assays	9,480	-	-	9,480
Assessment and taxes	40,948	-	-	40,948
Drilling	156,612	-	-	156,612
Geological	143,149	-	-	143,149
Sale of concentrate	(30,089)	-	-	(30,089)
Less write down on properties	-	(608,118)	-	(608,118)
Balance, December 31, 2009	$14,571,749	$3	$1,754	$14,573,506

Exploration costs incurred during year:
Assays	56,032	-	-	56,032
Assessment and taxes	45,893	-	-	45,893
Drilling and exploration	1,470,996	-	-	1,470,996
Geological	201,139	-	750	201,889
Sale of concentrate	(1,046,005)	-	-	(1,046,005)

Balance, December 31, 2010	$15,299,804	$3	$2,504	$15,302,311

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.  MINERAL PROPERTIES (Continued)

The Company is in the exploration stage and therefore proceeds from the sale of concentrate are recorded as a reduction in mineral properties. The Company’s concentrate sales are based on quoted market prices less treatment and refining charges and penalties. During the year ended December 31, 2010, the Company recorded concentrate sales of $1,046,005 (2009 - $30,089). At December 31, 2010, $117,940 (2009 - $Nil) of the total sales amount was receivable from the customer. The receivable was collected in January 2011.

Additional information on the Company’s mineral properties by region is as follows:

(a)       Durango, Mexico

The Company’s subsidiary Cia Minera owns 42 mineral claims in the state of Durango, Mexico. In addition four mineral claims are under leased concessions – exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement expired on October 31, 2010 and the Company is currently renegotiating the agreement.

The Company’s mineral claims in Mexico are summarized in the following property groups:

(i)
Avino mine area property

The Avino mine property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares.

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

(ix)
Stackpole area property

The Stackpole area property is situated with the Avino mine property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. Under a royalty agreement covering three mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less other commercialization and transportation costs. The lease agreement expired on October 31, 2010 and is currently under renegotiation.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.   MINERAL PROPERTIES (Continued)

(b)        British Columbia, Canada

The Company’s mineral claims in British Columbia encompass the following three properties:

(i)
Aumax property

The Company owns a 100% interest in a Crown granted mineral claim, located in the Lillooet Mining Division of British Columbia, Canada that was acquired in 2003 by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

(ii)	Minto property The Company has a 100% interest in a Crown granted mineral claim situated in the Lillooet Mining Division of British Columbia.

(iii)	Olympic-Kelvin property The Company has a 100% interest in six Crown granted mineral claims located in the Lillooet Mining Division of British Columbia.

In 2009, the Company wrote down the value of the three British Columbia properties to a nominal value of $1 each. The Company is keeping all claims in good standing however no exploration is currently planned for these properties.

(a)       Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006.

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

7.    INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated	Fair	Fair
		Unrealized	Value	Value
	Cost	Gains	2010	2009

(a) Bralorne Gold Mines Ltd.	$205,848	$23,463	$229,311	$143,319
(b) Levon Resources Ltd.	4,236	283,812	288,048	60,716
(c) Oniva InternationalServices Corp.	1	-	1	1

	$210,085	$307,275	$517,360	$204,036

During 2010 the Company recorded a $313,324 (2009 - $97,517) unrealized gain on investments in related companies classified as available-for-sale in other comprehensive income, representing the increase in fair value during the year.

(a) Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $229,311 as at December 31, 2010 (2009 - $143,319). Bralorne is a public company with common directors.

(b) Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $288,048 as at December 31, 2010 (2009 - $60,716). Levon is a public company with common directors.

(c) Oniva International Services Corp. (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 13 for disclosure on the Company’s commitment to Oniva.

8.      SALES TAXES RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Harmonized Sales Tax (“HST”) recoverable.

	2010	2009

VAT recoverable	$267,084	$92,706
Write-down provision	(50,887)	(8,873)

VAT net carrying amount	216,197	83,833
HST recoverable	17,181	4,892

Sales tax recoverable	$233,378	$88,725

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of the VAT recoverable based on past collection history and the length of time amounts are outstanding. During 2010 the Company received VAT refunds including interest totalling $147,462 for past claims included in the December 31, 2010 and December 31, 2009 balances of VAT recoverable.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

9.    SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)	Issued

(i)
On December 20, 2010, the Company closed a non-brokered private placement issuing 2,700,000 units at a price of $1.90 per unit for gross proceeds of $5,130,000. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each share purchase warrant is exercisable for a term for a term of three years into one common share at a price of $2.50 per share until December 22, 2013.

The Company paid a cash commission equal to 5% of the applicable gross proceeds from units sold to such investors ($210,900) and compensation warrants to purchase common shares of the Company equal to 5% of the units sold under the offering (111,000 units).

The fair value of the warrants and compensation warrants have been estimated using the Black-

Scholes option pricing model using the following assumptions: risk-free interest rate of 1.90%, dividend yield of nil, volatility of 84.87%, and an expected life of three years. Of the $5,130,000 total aggregate proceeds raised $3,252,285 was attributed to common shares and the residual amount of $1,877,715 was attributed to the common share purchase warrants, which has been recorded in contributed surplus. The fair value of the compensation warrants were valued at $180,082.

(ii)
On November 10, 2010, the Company closed a non-brokered private placement issuing 2,400,000 units at a price of $1.25 per unit for gross proceeds of $3,000,000. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each share purchase warrant is exercisable for a term for a term of three years into one common share at a price of $1.52 per share until November 10, 2013.

The fair value of the warrants has been estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 1.94%, dividend yield of nil, volatility of 83.86%, and an expected life of three years. Of the $3,000,000 total aggregate proceeds raised $1,855,329 was attributed to common shares and the residual amount of $1,144,671 was attributed to common share purchase warrants, which has been recorded in contributed surplus.

(c)	Warrants
	Underlying Shares	Weighted Average Exercise Price
Balance, December 31, 2009 and 2008	2,498,750	$2.50

Issued	5,211,000	$2.05
Expired	(2,498,750)	$2.50

Balance, December 31, 2010	5,211,000	$2.05

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

9.         SHARE CAPITAL (Continued)

(c)       Warrants (continued)

Details of share purchase warrants outstanding as of December 31, 2010 and 2009 are:

Number of Warrants Outstanding and Exercisable
2010	2009	Exercise Price per Share	Expiry Date

2,400,000	-	$1.52	November 10, 2013
2,811,000	-	$2.50	December 22, 2013
-	2,498,750	$2.50	March 10, 2010

5,211,000	2,498,750

(d)
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

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, December 31, 2008	1,854,500	$2.85
Granted	160,000	$0.75
Expired or cancelled	(195,000)	$2.49

Stock options outstanding, December 31, 2009	1,819,500	$0.88	*
Granted	520,000	$1.05
Expired or cancelled	(262,000)	$0.85
Exercised	(472,500)	$0.75

Stock options outstanding, December 31, 2010	1,605,000	$0.97	*

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

9.         SHARE CAPITAL (Continued)

(e)	Stock options

Details of stock options outstanding are:
Expiry Date	Exercise Price		2010 Stock Options Outstanding	2009 Stock Options Outstanding

April 5, 2010	$1.35		-	42,500
April 5, 2010	$0.75	*	-	219,500
September 26, 2010	$0.75	*	-	52,500
April 26, 2011	$3.99		60,000	60,000
April 26, 2011	$0.75	*	600,000	865,000
February 26, 2013	$1.65		10,000	10,000
February 26, 2013	$0.75	*	340,000	410,000
December 9, 2013	$2.00		20,000	-
September 22, 2014	$0.75		75,000	160,000
January 14, 2015	$0.81		75,000	-
September 10, 2015	$1.05		425,000	-

			1,605,000	1,819,500

* Repriced during the year ended December 31, 2009, the Company’s shareholders and the TSX Venture Exchange approved a re-pricing of options for directors and employees. See Note 10.

As of December 31, 2010, 1,605,000 stock options (2009 – 1,819,500) were exercisable with a weighted average remaining contractual life of 2.24 years (2009 – 1.87 years).

10.      STOCK-BASED COMPENSATION

During 2010 the Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 520,000 common shares at a weighted average exercise price of $1.05 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to September 30, 2011.  The options are exercisable on or before September 10, 2015.  The Company recorded stock-based compensation expense of $361,784 for these stock options.

The Company recorded total amount of stock based compensation expense in the amount of $361,784 (2009 - $237,887; 2008 - $606,000).

Investor relations expenses consist of expenses relating to disseminated publications and other communications with shareholders, required by regulatory or other authorities. During 2010, investor relations consultants were granted 25,000 options (2009 - Nil, 2008 - 20,000). The fair value of these investor relations options are $28,880 (2009 – $Nil, 2008 - $20,200) which have been included in stock-based compensation expense.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

10.      STOCK-BASED COMPENSATION (Continued)

The fair value of stock options vesting to investor relations consultants were calculated using the following assumptions: risk-free rate ranging from 2.56% to 2.41%, dividend yield rate of nil, volatility of 79% and an expected life ranging from 4.7 years to 4.75 years.

During 2009, the TSX Venture Exchange approved an amendment to the terms of 1,547,000 outstanding options held by directors and employees by adjusting the exercise price to $0.75 per share. The options previously had exercise prices ranging from $1.35 to $3.99. There were no adjustments to the life of the options. Additional stock based compensation of $175,487 in 2009 relates to the re-pricing of the options.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, consultants, and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	2010	2009	2008
Weighted average assumptions:
Risk-free interest rate	2.08%	1.38%	3.32%
Expected dividend yield	–	–	-
Expected option life (years)	4.83	2.27	5
Expected stock price volatility	74.95%	94.84%	78.23%
Weighted average fair value at grant date	$0.67	$0.16	$1.01

11.      RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. The balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)	Amounts due to related parties:

	2010	2009
Directors	$10,500	$18,000
Frobisher Securities Ltd.	4,687	516
Oniva International Services Corp.	153,289	145,120
Sampson Engineering Inc.	789	1,054
	$169,265	$164,690

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

(b)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	2010	2009	2008

Intermark Capital Corp	$96,000	$96,000	$96,000
Wear Wolfin Design Ltd.	30,000	30,000	30,000
	$126,000	$126,000	$126,000

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

11.      RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(c)	The Company recorded the following amounts for other services provided by the following companies:

	2010	2009	2008

Chevillon Exploration Consulting	$-	$4,331	$16,789
Sampson Engineering Inc.	24,954	10,344	34,698
	$24,954	$14,675	$51,487

(d)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	2010	2009	2008

Salaries and benefits	$108,086	$81,841	$109,354
Office and miscellaneous	60,441	66,913	78,804

	$168,527	$148,754	$188,158

All related party transactions are recorded at the exchange amount, representing the value agreed upon by the Company and the related party, which management believes approximates fair value.

12.      SUPPLEMENTARY CASH FLOW INFORMATION

	2010	2009	2008
Net change in non-cash working capital items:
Interest receivable	$(3,995)	$2,793	$16,244
Sales taxes recoverable	(187,131)	289,409	(206,110)
Prepaid expenses	19,151	(38,127)	20,830
Accounts payable and accrued liabilities	91,589	(21,925)	(116,303)
Due to related parties	4,575	(6,110)	(5,988)
	$(75,811)	$226,040	$291,327

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

13.      COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment at the mine site.

The Company has commitments over the next five years as follows:

Amount

2011	$750,793
2012	238,046
2013	242,040
2014	246,234
2015	250,638
$1,727,751

14.      CAPITAL MANAGEMENT

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

15.      SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 6.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

16.       INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	2010	2009	2008

Statutory rate	28.5%	30.00%	31.00%

Income taxes recovered at the Canadian statutory rate	$330,045	$368,196	$446,469

Less permanent differences:
Stock-based compensation	(103,108)	(71,366)	(181,598)
Investor relations expense for stock options granted	-	-	(6,262)
Reduction for effect of lower Mexican tax rates	3,736	1,394	(7,160)
Other non-tax deductible expenses	(758)	(363)	(762)

Non-capital losses expired	(489,600)	(271,284)	-
Change in enacted rates	(102,398)	(206,652)	-

Valuation allowance on benefit of tax loss	(62,595)	180,075	(301,758)

Benefit of tax attributes not recognized (recognized) and other items	92,537	239,694	(47,582)

Income tax (expense) recovery recognized in the year	$(332,141)	$239,694	$(98,653)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

16.      INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to potential future income tax assets are as follows:

	2010	2009

Expected tax recovery rate	25%	26%

Non-capital tax losses carried forward	$1,239,395	$1,141,325

Capital losses carried forward	184,026	191,387

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	507,015	540,234

Share issuance costs	51,061	42,833

Tax basis of investments in related companies in excess of book value	27,125	28,210

Undeducted capital cost allowance in excess of book value of Canadian equipment	52,187	54,225

Future income tax assets	2,060,809	1,998,214

Less: valuation allowance	(2,060,809)	(1,998,214)

Net tax assets	$–	$–

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

	2010	2009

Mexican statutory rate	28%	28%

Book value of mineral properties in excess of tax bases	$3,676,031	$3,472,175
Book value of plant and equipment in excess of tax bases	366,045	333,676
Less: Mexican tax losses carried forward	(2,015,928)	(2,111,844)

Future income tax liability	$2,026,148	$1,694,007

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

16.      INCOME TAXES (Continued)

The Company has capital losses of $1,472,210 carried forward and $4,957,581 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $7,199,744 (denominated in MXN$77,252,750) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2014	$568,450	$–
2018	–	5,220,380
2019	–	1,078,275
2020	–	901,089
2025	799,044	–
2026	646,331	–
2027	643,498	–
2028	774,118	–
2029	727,183	–
2030	798,957	–

	$4,957,581	$7,199,744

17.      FINANCIAL INSTRUMENTS AND RISKS

(a)       Classification

The Company has classified its cash and cash equivalents as held-for-trading. Investments in related companies are classified as available-for-sale. Accounts payable and amounts due to related parties are classified as other liabilities. Interest receivable is classified as held for trading.

The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	2010	2009

Held for trading (i)	$9,055,598	$2,829,751
Loan and receivables (ii)	117,940	-
Available for sale (iii)	517,360	204,036
Other financial liabilities (iv)	566,337	465,172

(i)	Cash and cash equivalents and interest receivable
(ii)	Amounts receivable
(iii)	Investments in related companies
(iv)	Accounts payable and amounts due to related parties

(b)	Fair values

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, interest receivable investments in related companies, accounts payable and amounts due to related parties.  The carrying amounts of these short-term financial instruments are a reasonable estimate of their fair value because of their current nature, and the investments in related companies are carried at fair values based on quoted market prices.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.      FINANCIAL INSTRUMENTS AND RISKS (Continued)

(b)	Fair values (continued)

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

Level 3 – Inputs that are not based on observable market date.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2010

Cash and cash equivalents	$9,051,456	$-	$-	$9,051,456
Investments in related companies	517,360	-	-	517,360
	$9,568,816	$-	$-	$9,568,816

(c)	Interest rate risk In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

(d)
Foreign exchange rate risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (“MXN”) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $273,867 (MXN$3,398,701), and accounts payable denominated in pesos totalling $374,067 (MXN$4,642,180). The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

(e)
Credit risk

The Company's cash and equivalents are primarily held in bank accounts with Canadian financial institutions, and as at December 31, 2010 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance. To minimize the credit risk on cash and cash equivalents the Company uses high quality financial institutions. As at December 31, 2010 the Company has no financial assets that are past due or impaired due to credit risk defaults.

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.      FINANCIAL INSTRUMENTS AND RISKS (Continued)

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

(h)
Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the year which a change in foreign exchange rates would have had.  A change of +/- 10% in MXN$ foreign exchange rate would have an impact of approximately +/- $25,000 on the Company’s net loss.  This impact results from the Company’s MXN$ based balances of monetary assets and liabilities.

18.      SUBSEQUENT EVENTS

On January 18, 2011, the Company granted 1,010,000 stock options to directors, officers, employees, and consultants at an exercise price of $2.30 per share. The options expire on January 18, 2016.

On March 11, 2011, the Company entered into an agreement with a consulting firm to provide a tailings retreatment scoping study and a review of the San Gonzales project. The expected costs and outlays relating to this project are $190,960.

Subsequent to year end, 725,000 options were exercised for gross proceeds of $564,150.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

19.       COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the financial statements presentation adopted for fiscal 2010.

20.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

	2010	2009
Balance sheets
Total assets under Canadian GAAP	$27,048,567	$19,206,278
Deferred exploration expenditures and mineral property acquisition costs (ii)	(15,302,311)	(14,573,506)
Total assets under US GAAP	$11,746,256	$4,632,772

Total liabilities under Canadian GAAP	$2,669,485	$2,241,179
Future income taxes related to mineral properties (ii)	(2,026,148)	(1,694,007)
Total liabilities under US GAAP	$643,337	$547,172

Total shareholders’ equity under Canadian GAAP	$24,379,082	$16,965,099
Future income taxes related to mineral properties (ii)	2,026,148	1,694,007
Deferred exploration expenditures (ii)	(15,302,311)	(14,573,506)
Total shareholders’ equity under US GAAP	$11,102,919	$4,085,600

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

20.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
	2010	2009	2008
Consolidated statements of operations
Loss for year under Canadian GAAP	$(1,490,194)	$(987,759)	$(1,538,876)
Future income taxes related to mineral properties (i)	332,141	(239,562)	98,653
Current period exploration costs (i)	(728,805)	(320,100)	(1,764,719)
Addback of impairment in mineral properties	-	608,118	-
Stock based compensation expense (ii)	-	(143,564)	(185,165)
Net loss for the year under US GAAP (ii)	$(1,886,858)	$(1,082,867)	$(3,390,107)
Loss per share under US GAAP - basic and diluted	$(0.09)	$(0.05)	$(0.17)

	2010	2009	2008
Statements of cash flows
Cash flows used in operating activities under Canadian GAAP	$(825,768)	$(144,075)	$(909,029)
Mineral properties expenditures (i)	(846,745)	(320,100)	(1,764,719)
Cash flows used in operating activities under US GAAP	$(1,672,513)	$(464,175)	$(2,673,748)

Cash flows used in investing activities under Canadian GAAP	$(1,181,450)	$(601,561)	$(1,858,211)
Mineral properties expenditures (ii)	846,745	320,100	1,764,719
Cash flows used in investing activities under US GAAP	$(334,705)	$(281,461)	$(93,492)

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

Once commercial production has commenced, mine mill, machinery, plant facilities and certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight line method over their useful lives, not to exceed the life of the mine to which the assets relate. Under US GAAP, the Company expects to use the units of production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

ii)	Stock-based compensation

Under ASC 718 US GAAP requires the recognition of a stock-based compensation expense associated with the extension of the expiry date of outstanding warrants whereas Canadian GAAP has no clear guidance on non-service orientated equity awards. During the year ended December 31, 2010, there were no warrants modified, in 2009 the Company calculated this expense using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates 1.27% (2008 - 3.05%), dividend yield of nil and nil, volatility of 104% and 155% (2008 –26.61% and 44.12%) and an expected life of 0.06 years and 1.06 years (2008 - 0.05 years and 1.05 years).

iii)	Recently adopted accounting standards

a)
Accounting for Transfer of Financial Assets

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860), and Amendment of the Accounting Transfers of Financial Assets” (formerly SFAS 166, Accounting for Transfers of Financial Assets”). This ASU significantly changes how companies account for transfers of financial assets. The ASU provides revised guidance in a number of areas including the elimination of the qualifying special purpose entity concept, the introduction of a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures.

The provisions of this ASU are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The adoption of this ASU did not impact our financial results or disclosures as at December 31, 2010

b)
Consolidation of Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810), Improvements to Financial Reporting Enterprises Involved with Variable Interest Entities” (formerly SFAS 167, “Amendments to FASB Interpretation No 46 (R)”) which amends the consolidation guidance for variable interest entities. (“VIE”) The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, the changes to when it is necessary to reassess who should consolidate a VIE have also been made.

In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the expected losses or receives a majority of the expected residual returns or both of the VIE is no longer required. Under ASU 2009-17, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.

Additional disclosures will be required under this ASU to provide more transparent information regarding an entity’s involvement with a VIE. The provisions of this ASU are to be applied for years beginning after November 15, 2009, for interim periods within those years, and for interim annual reporting periods thereafter. The adoption of this ASU did not impact our financial results or disclosures as at December 31, 2010.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iii)        Recently adopted accounting standard

c)
Fair Value Measurement and Disclosures

In January 2010, the FASB issued ASU 2010-16, “Fair Value Measurements and Disclosures (Topic 810) “Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement.

The new disclosure and clarifications are effective for interim and annual periods beginning after December 31, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this ASU did not impact our financial results or disclosures as at December 31, 2010.

iv)        Recently issued accounting standards

We will transition to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) on January 1, 2011 and will no longer be required to prepare a reconciliation to US GAAP.  Accordingly, we have not assessed the impact of adopting recent US accounting pronouncements with an application date of January 1, 2011 or beyond on our financial statements and disclosures.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: July 7, 2011	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer (Principal Executive Officer)

Exhibit Number	Name

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
___________________________
*  Previously filed.