Form 20-F
period 2011-12-31
AVINO SILVER & GOLD MINES LTD
filed 2012-05-15
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

There were 26,910,227 common shares, without par value, issued and outstanding as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes  ☒No

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
☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
Large Accelerated File ☐                                                      Accelerated Filer ☐                                           Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

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

We were incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1968, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the United States Securities Exchange Act of 1934, as amended, and changed its name to Avino Mines & Resources Limited.  On April 12, 1995, we changed our corporate name to International Avino Mines Ltd. and affected a reverse stock split of one common share for every five common shares outstanding.  On August 29, 1997, we changed our corporate name to Avino Silver & Gold Mines Ltd. to better reflect our business of exploring for and mining silver and gold.  Our principal executive office is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada.

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

CAUTIONARY NOTE REGARDING CLARIFICATION AND RETRACTION OF
TECHNICAL PROPERTY DISCLOSURE

On May 11, 2012, as a result of a review by the British Columbia Securities Commission (“BCSC”), we issued a news release to clarify and retract certain disclosures made pertaining to conceptual exploration targets and economic analyses of mineral resources at our Avino property in Durango, Mexico.

As indicated in the news release, certain disclosure relating to our properties provided in news releases, on our website and in investor materials, do not comply with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).  In particular, the March 12, 2012 independent NI 43-101 technical report and preliminary economic assessment on the tailings resources, prepared by an independent engineering firm, is not complete and contains items not compliant with NI 43-101.  There are also compliance issues in our news releases dated February 28, 2012, April 5, 2012 and April 23, 2012, and in our website materials with respect to disclosure related to our main Avino mine resources.  In addition, the website, fact sheet, and corporate presentation on our website disclosed results of economic analysis of an in-situ inferred resource estimate at San Gonzalo. The Company’s technical report on file does not support the estimate and analysis. With respect to the March 12, 2012 NI 43-101 technical report, we plan to file a restated report that clarifies the status of various in-situ and tailings resource estimates and the economic analysis, once received from our independent consultant.

Retraction of In-Situ Estimates at Avino Vein (“ET Zone”)

With respect to the news releases dated February 28, 2012, April 5, 2012, and April 23, 2012, as well as on the Company’s fact sheet and corporate presentation, we disclosed that a resource remained within the ET Zone when operations at the ET Zone ceased in 2001.  Such disclosure was with respect to resources of the mine when it shut down in November 2001. These figures were produced by our geological mine staff and are not compliant with NI 43-101.  Since no mining has been conducted since November 2001, this resource estimate represents the only assessment of remaining tonnage.  As a result of the foregoing, such disclosure may have created the appearance that we regarded this 2001 estimate as a current mineral resource estimate, and the April 23, 2012 news release stated that the Company would be adding to the estimate.  These statements triggered the requirement under NI 43-101 for the Company to file a supporting current NI 43-101 technical report.

Additionally, the “Projects” section of our website discloses a “target potential” at the Avino Mine.  This disclosure did not use a range of tonnes and grade as required by NI 43-101 for an exploration target nor did it provide the information and cautionary language required.

As the Company does not currently have a valid NI 43-101 compliant resource estimate on the ET Zone, we retracted all statements relating to mineral resource estimates associated with the Avino Mine or ET Zone, and have amended our corporate presentation, website and fact sheet to remove any mineral resource estimates.  No Qualified Person (as defined by NI 43-101) has performed sufficient work to classify the non-compliant estimate prepared in 2001 as a  current mineral resource, and we did not intend to treat the estimate as current. We also retracted the quantity and grade of a potential target. These retractions are pending a scheduled re-estimation of current in-situ resources at the Avino property and the new report will consider additional grade-tonnage ranges that could qualify as potential exploration targets.

Subsequent to the mine closing in 2001, we have drilled 32 holes below the 12 level where mining ceased.  There were 4 holes in 2006, 12 holes in 2007, 8 holes in 2008, and 8 holes to date in 2012.  The Company is planning to release a NI 43-101 compliant resource estimate on the ET Zone later this year which will incorporate the drilling between 2006 and 2012.

Clarification of Resource Estimates and Retraction of Economic Forecast at San Gonzalo Zone

Pursuant to the news release, we also restated the validity of the original NI 43-101 Resource Estimate (August 31, 2009) of 444,250 tonnes grading 2.61 g/t Au and 332 g/t Ag plus small additional higher grade historical silver resource estimates surrounding the old mine workings.  This tonnage has been depleted by tonnage mined to obtain the bulk sample.

Our website, fact-sheet, and the corporate presentation on our website disclosed select results of economic analysis on an inferred resource at San Gonzalo Zone’s bulk sampling program without the proper cautionary language as required by NI 43-101.  This cautionary language must state that the economic results are preliminary in nature; that they include inferred mineral resources that are considered too geologically speculative to have economic considerations applied to them that would enable them to be categorized as mineral reserves; and that there is no certainty that the preliminary economic results will be realized.  This cautionary language is required because the resource at San Gonzalo is considered to be in the inferred category.  In the interim, the materials in question have been removed from our website.

In addition, the disclosure of an in-situ inferred resource and economic parameters triggered a requirement to file a NI 43-101 technical report. The Company’s current report on file does not support the disclosure, contrary to NI 43-101 and the resource estimates and economic factors should not be relied on until independently verified and supported by a technical report.

Oxide and Sulfide Tailings Resources

The Company filed the NI 43-101 technical report prepared by the independent consultant dated March 12, 2012, in support of disclosure from the Company’s news release dated March 20, 2012 regarding the “Tailings Retreatment Process Option Update” of an inferred resource contained in the oxide tailings.  The foregoing technical report improperly relied on a 2005 report for the oxide tailings estimate but provides no indication as to the methodology used to establish the oxide material, and the technical report did not independently verify the tonnage or grade of the tailings deposit. The tailings estimates and economic analysis are not supported by a NI 43-101 compliant technical report and should not be relied on until independently verified and supported by a technical report. The BCSC’s review identified instances where the technical report does not comply with NI 43-101 requirements. The report on file is not a complete property report because it focused on tailings and excluded estimates and analysis for in-situ resources. We had relied on the results of the technical report for information about tailings in its other materials, including the corporate presentation, fact sheet and website.

The foregoing technical report is being amended to consider all relevant information about the subject property, including adequacy of verification of the oxide tailings estimate, validity of the sulfide tailings estimate, removal of non-compliant economic analysis for the sulfide tailings, validity of in-situ estimates, and the current status of the San Gonzalo in-situ inferred resource estimate and economic analysis.

We will promptly announce any material changes to its property information that result from amendments to the technical report and made a "provisional" retraction of the prior current oxide tailings and preliminary economic assessment, pending verification in a new technical report to be filed within 45-days. Our independent consultant is currently updating the technical report on the tailings resource to factor in all of the concerns.  We expect this amended report to be completed within 45 days and if the report is not ready, a news release providing an update to the amended report’s status and progress will be issued. We will also promptly announce any material changes to its tailings resource estimates, economic analyses, or other information that result from preparation of the new report. The new report will also consider the status of resource estimates and other information disclosed by the Company at San Gonzalo and other areas of the subject property.

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). The annual audited consolidated financial statements for the year ended December 31, 2011 are our first annual consolidated financial statements that have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’) and IFRS 1, First Time Adoption of International Financial Reporting Standards. See International Financial Reporting Standards — Transition from Canadian GAAP to IFRS in our ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ included in this annual report on Form 20-F under ‘‘Item 5 — Operating and Financial Review and Prospects.’’

We have prepared the annual audited consolidated financial statements that comply with IFRS as described in the accounting policies in Note 2 of our annual audited consolidated financial statements. In preparing the annual audited consolidated financial statements, our opening statement of financial position was prepared at January 1, 2010, our date of transition to IFRS. Note 20 of our annual audited consolidated financial statements explains the principal adjustments we made in restating our Canadian GAAP statements of financial position as at January 1, 2010 and December 31, 2010 and our previously published Canadian GAAP consolidated statements of operations and comprehensive loss for the year ended December 31, 2010.

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

hectare or ha	An area totaling 10,000 square meters.

highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

Ip induced polarization	A method of ground geophysics surveying employing an electrical current to determine indications of mineralization, also referred to as “IP”.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.           Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended December 31, 2011.

For the years ended December 31, 2011 and 2010, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our December 31, 2010 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior years and the periods ended December 31, 2009, 2008 and 2007. We have adjusted our consolidated financial information at and for the year ended December 31, 2010, in accordance with IFRS 1, and therefore the financial information set forth in this annual report on Form 20-F for the year ended December 31, 2010 may differ from information previously published. We adopted IFRS with a transition date of January 1, 2010. For details regarding the adjustments made with respect to the comparative data refer to Note 20 to our annual audited consolidated financial statements contained in this annual report on Form 20-F.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2011 and 2010. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 17 — Financial Statements.’’

	Years Ended December 31,
	2011	2010
Summary of Operations:
Revenue	$-	$-
Interest Income	78,857	14,206
Other Income	10,499	-
Expenses
Operating and administrative	4,042,647	1,110,643
Unrealized (loss) gain in investments in related companies	(212,966)	313,323
Foreign exchange gain	68,404	19,951
Deferred income tax expense	(86,498)	(27,677)
Net loss	(4,184,351)	(790,840)

Loss per share	(0.16)	(0.04)

Weighted average number of shares outstanding	26,795,632	21,059,008

	2011	2010	2009
Balance Sheet Data:
Total assets	$26,136,355	$26,578,517	$19,206,464
Cash and cash equivalents	5,282,464	9,051,848	2,830,093
Total liabilities	3,202,096	2,662,727	2,539,563
Shareholders’ equity	22,934,259	23,915,790	16,480,901

In accordance with Canadian GAAP

The tables below for the years ended December 31, 2009, 2008, and 2007 contain selected financial data prepared in accordance with Canadian GAAP, which have been derived from our previously published audited consolidated financial statements for the periods ending on such dates.

Canadian GAAP			Eleven Months Ended
	Years Ended December 31,		December 31,
	2009	2008	2007
Summary of Operations:
Revenue	$-	$-	$-
Interest Income	68,224	146,386	359,339
Expenses
Operating and administrative	669,178	1,575,913	868,527
Write-down of mineral properties	608,118	-	-
Equity losses in Cia Minera Mexicana de Avino, S.A. de C.V.	-	-	-
Litigation settlement	-	2,785	(759,302)
Misappropriation loss	-	-	(86,155)
Mineral property option revenue	-	25,000	-
Write-down of investment	-	-	-
Site assessment of Cia Minera Mexicana de Avino, S.A. de C.V.	-	-	-
Future income tax benefit (expense)	239,562	(98,653)	501,083
Net loss	(987,759)	(1,538,876)	(885,863)
Loss per share	(0.05)	(0.07)	(0.04)

Weighted average number of shares outstanding	20,584,727	20,584,727	20,584,727

	2009	2008	2007
Balance Sheet Data:
Total assets	$19,206,278	$20,126,230	$21,190,940
Cash and cash equivalents	2,829,605	3,575,241	6,342,481
Total liabilities	2,241,179	2,508,776	2,532,414
Shareholders’ equity	16,965,099	17,617,454	18,658,526

United States GAAP			Eleven Months Ended
	Years Ended December 31,		December 31,
	2009	2008	2007
Summary of Operations:
Net loss per Canadian GAAP	$(987,759)	$(1,538,876)	$(885,863)
Adjustments	(95,108)	(1,851,231)	(2,833,433)
Net loss per US GAAP	(1,082,867)	(3,390,107)	(3,719,296)
Loss per share per US GAAP	(0.05)	(0.17)	(0.18)

	As at December 31,
	2009	2008	2007
Balance Sheet Data:
Total assets under Canadian GAAP	19,206,278	20,126,230	21,190,940
Adjustments	(14,573,506)	(14,861,524)	(13,096,805)
Total assets under US GAAP	4,632,772	5,264,706	8,094,135

Total equity under Canadian GAAP	16,965,099	17,617,454	18,658,526
Adjustments	(12,879,499)	(12,927,955)	(11,261,889)
Total equity under US GAAP	4,085,600	4,689,499	7,396,637

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Fiscal Year Ended	Average	Period End	High	Low

2007 II	1.0651	0.9913	1.1853	0.9170
2008	1.0660	1.2246	1.2969	0.9719
2009	1.1420	1.0466	1.3000	1.0292
2010	1.0299	0.9946	1.0778	0.9946
2011	0.9891	1.0170	1.0630	0.9383

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate.  As of May 12, 2012, the exchange rate was CDN$0.9643 for each US$1.

Month	High	Low
November 2011	1.0487	1.0126
December 2011	1.0406	1.0105
January 2012	1.0272	0.9986
February 2012	1.0016	0.9866
March 2012	1.0015	0.9849
April 2012	1.0197	0.9961

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

We will be required to raise additional capital to mine our properties.  The Company is currently in the exploration and development stages on its properties. The Company is currently focusing on creating an effective plan to mine its San Gonzalo orebody. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

We have incurred net losses since our inception and expect losses to continue.  We have not been profitable since our inception. For the year ended December 31, 2011, we had a net loss of $4,184,351 and an accumulated deficit on December 31, 2011 of $28,319,741.  The Company has not generated revenues from operations since 2001 and does not expect to generate revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

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

Limited and volatile trading volume.  Although the Company’s common shares are listed on the New York Stock Exchange AMEX, referred to as “NYSE-AMEX”, the TSX Venture Exchange, referred to as the “TSX-V” and the Frankfurt Stock Exchange, referred to as the “FSE”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price.  In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During the 2011 fiscal year, the Company’s common share price fluctuated between a low of $1.35 and a high of $3.47 (TSX.V), $1.99 to $3.60 (USOTCBB – Jan 1 through Aug 1) and $1.30 to $3.36 (AMEX – Aug 2 through Dec 30).  Subsequent to the 2011 fiscal year and as of May 11, 2012, the Company’s common share price has fluctuated between a low of $1.48 and a high of $2.52 (TSX.V) and $1.46 to $2.54 (AMEX).  Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

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

A.           History and Development of the Company

The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1968, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the United States Securities Exchange Act of 1934, changing its name to Avino Mines & Resources Limited.  On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd. and affected a reverse stock split of one common share for every five common shares outstanding.  On August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd., its current name, to better reflect the business of the Company of exploring for and mining silver and gold.  In January 2008, the Company announced the change of its financial year end from January 31 to December 31.  The change was completed in order to align the Company’s financial statement reporting requirements with its Mexico subsidiaries which operate on a calendar fiscal year.

The Company is a reporting issuer in the Province of British Columbia and Alberta, a foreign issuer with the SEC and trades on the TSX Venture Exchange under the symbol “ASM”, on the NYSE-AMEX under the symbol “ASM” and on the Berlin & Frankfurt Stock Exchange under the symbol “GV6”.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status. Most recently, the Company listed its common shares on the NYSE-AMEX under the symbol “ASM” on August 2, 2011.  The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

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

B.           Business Overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver and gold exploration.  The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the “Avino Mine”).  From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of smelter.  Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver and began acquiring silver properties in North America. The Company acquired the Eagle property in Canada’s Yukon Territory and the Aumax silver and gold property in British Columbia. Each property produced positive assays for silver through drilling and sampling however, in late April 2012, the Company relinquished its interest in the Aumax silver and gold property to focus on its property in Mexico.  The Avino Mine in Mexico and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company’s principal focus for the foreseeable future.

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

D.           Property, Plants and Equipment

The Company is exploring five silver and gold projects in Canada and Mexico.  All of the Company’s mineral property interests in Canada are wholly-owned by the Company.  In Mexico, the Company has a 99.28% interest in Cia Minera, a Mexican company which is involved in the mining of commercial ores and resource exploration and development, including the operation of the Avino Mine.  Cia Minera is not involved with any exploration activities in Canada.  The Company owns and manages these properties. Exploration in Canada has in recent years, been limited to prospecting, trenching and drill programs on our Eagle, Olympic-Kelvin, Minto, and Aumax properties.  However, as disclosed above, the Company relinquished its interest in the Aumax property to focus on  its property in Mexico.

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

In addition to its wholly owned claims, Cia Minera leases four core mineral claims in consideration for royalties.  While the mine was producing from 1974 until 2001, we operated under a lease which expired October 31, 2010. In February 2012, Cia Minera re-negotiated and entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) to acquire mineral rights on the four core mineral claims, whereby Cia Minera will have the exclusive right to explore these claims for an initial period of 15 years, with the option to extend the agreement for another 5 years.   In consideration of the grant of these rights, the Company must pay Minerales a deemed sum of US$250,000, by the issuance of 135,189 common shares of the Company at a deemed price of $1.85 per share.  The Company will have a period of 24 months for the development of mining facilities.  The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (the “NSR Royalty”), at the commencement of commercial production from the property.  In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.  Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property.  The purchase would be completed under a separate purchase agreement for the legal transfer of the property.

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

Water for use at the mill is obtained from: (i) the Galeana Well; (ii) the El Caracol Reservoir (iii) Tailings Reclaim Water.

The property was dormant from 2002 to 2006, largely due to low copper and silver prices.  As stated above, Avino gained control of the property in July 2006 and exploration resumed that year; this lead to the discovery of new mineralization at San Gonzalo and resulting in underground development and bulk sample testing to firm up the grade and metallurgy in the fall of 2010.

Processing Plant

In September 2006, the Company commissioned an independent plant audit by Herb Osborne and Associates to conduct a full review of the plant, including the condition of all equipment, capacity of each circuit, and efficiency of the plant.  The report was an order of magnitude cost estimate for putting the plant back into operation at the rate of 1,000 tpd.

The Company’s processing plant was built initially in the 1970’s and was refurbished and capacity increased in 1993.  Most of the infrastructure was in place for both a 250 tpd and 1,000 tpd operation.  At the time of shutdown in 2001 with low commodity prices and closure of smelter, the mill was operating at an average rate of 1,130 tpd.

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

Drilling & Programs 2008 – 2012

After taking control of the property in 2006, Avino commenced a regional drill program that continues into 2012.  Exploration initially focused on the Elena Tolosa area of the main Avino vein as well as on a new area known as San Gonzalo.  Both areas produced favorable results and are now the company’s focus for further development.  Ongoing exploration on the property is focused on expanding the San Gonzalo zone as well as outlining the remainder of the Avino Vein and to define new targets on the property such as the Guadalupe, La Potasina, Los Angeles, Aguila Mexicana and Santa Ana.

Details are as follows:

Avino Main Vein (Veta Avino) Elena Tolosa Area (“ET”)

During 2007 and 2008 Avino drilled 18 holes to explore the ET area of the main Avino deposit below level 11.5 where mining had ended in November 2001.  Holes ET07-01 through ET-07-10 were in 2007 and ET-08-01 through ET-08-08 were drilled in 2008.

The programs were explored in the vein system below the original workings to ensure that vein widths and copper/silver values continued at depth.  Location of the 2007 and 2008 holes on map and section can be seen on the Avino website.

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

ET-07-05(Bearing 333 – Dip 66 – Length 351.5m)

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

Guadalupe

In March 2011, as part of a regional exploration program, Avino drilled an initial 5 holes on the Guadalupe vein (for locations please see website). These holes explored higher grade areas along the Guadalupe structure which had been identified by previous surface sampling programs and a coincident IP chargeability anomaly. Results from the first five holes were as follows:

Hole#	Bearing	Dip	From (m)	To (m)	Down Hole Intersection (m)	Gold (g/t)	Silver (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
GPE-11-01	205	45	54.80	55.40	1.10	0.167	44.25	13700
GPE 11-02	207	43	52.40	56.00	3.10	0.80	47.70	2372	2959	1435

Following up on these promising results, Avino drilled a further 21 holes (GPE 11-03 through GPE-11-23) at Guadalupe

Assay results as follows:

Hole#	Bearing	Dip	From (m)	To (m)	Down Hole Intersection (m)	Gold (g/t)	Silver (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
GPE-11-03	207	42	47.2	50.68	3.45	0.2	156.3	N/A	N/A	N/A
GPE-11-05	359	44	20.75	22.55	1.8	2.88	163	N/A	N/A	N/A
GPE-11-06	211	48	62.4	67.65	5.25	1.53	36	3844	3145	846
GPE-11-07	210	58	72.1	74.25	2.15	1.695	52.5	2284	2125	1216
GPE-11-09	219	49	66.15	67.15	1	0.1	248	N/A	N/A	N/A
GPE-11-10	5	41	109.1	109.7	0.6	1.37	240	13100	1680	4065
GPE-11-12	4	61	15.2	15.4	0.2	0.18	223	6583	908	1186
GPE-11-13	333	54	76.95	77.2	0.25	0.007	216	N/A	96800	167000
includes: |			80.1	80.6	0.5	0.42	102	N/A	1140	8431
GPE-11-14	334	76	119.85	122.15	2.3	0.24	199	N/A	N/A	N/A
includes: | |			121.2	122.15	0.95	0.31	363	N/A	81530	106363
GPE-11-15	19	60	98.75	100.1	1.35	0.12	451	N/A	64244	115433
GPE-11-16	25	70	100.6	102	1.4	0.84	3	N/A	26	158
GPE-11-17	18	40	70.65	71.95	1.3	1.34	79	N/A	3555	1410
GPE-11-19	350	69	104.75	106.4	1.65	0.1	21	N/A	2427	9148
GPE-11-23	321	62	170.55	171.75	1.2	0.24	296	N/A	17800	24300

San Gonzalo

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

Tonnes	Ag g/t	Au g/t	Zinc %	Lead %
444,250	332	2.61	5	1.0

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

San Gonzalo Bulk Sample Program:

In 2011, Avino drilled a further 11 holes at San Gonzalo the 2011 program was designed to determine the feeder systems for the San Gonzalo deposit, select results are as follows:

San Gonzalo Bulk Sample Program

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

On October 6, 2010, the two levels were connected with the completion of the first raise allowing the start of stoping (cut and fill) for the bulk sample.By January 2011, development for the extraction of the 10,000 tonne bulk sample was completed by the mining contractor DMG; processing of the bulk sample began shortly afterwards.

San Gonzalo Bulk Sample Results

In July, the results from the 10,000 tonne bulk sample program at San Gonzalo were announced.  The bulk sample was intended to allow the Company to assess the economics of the zone by confirming mineral grades obtained through earlier diamond drilling.  The results were released after a comprehensive review of the data and discussions with Wardrop, a Tetra Tech Company. The bulk sample program was completed during the first quarter of 2011 and the Company sold 188 tonnes of the San Gonzales bulk concentrate for net proceeds of US$1,831,477.   In April 2012, the Company sold the balance of the San Gonzalo concentrate.

The results are based on the metallurgical balance provided below:

	Weight	Assay (g/t)		Contents (kg)		Contents (oz’s)		Recovery (%)
	Tonnes	Au	Ag	AAu	Ag	Au	Ag	Au	AAg
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.7	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.9	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.8	41	24

*These figures have been reconciled to the weighed feed tonnage and the final concentrate assays of the paid shipment. They also have been rounded for clarity.

The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net proceeds of US$1.83 million. If the entire production were sold under the same contract terms, the net proceeds would have been US$2.26 million.

Evaluation costs relating to mining, milling, and overhead for the bulk sample program US$567,045 or US$7.62 per ounce silver equivalent. Included in these amounts are costs for the raises and stopes. Cost per tonne produced were $53.91 and proceeds on 188 tonnes of concentrate sold of US $1.83 million. (The contract prices per ounce of silver and gold were US$36.75 and US$1,511.31 respectively)

The net proceeds of the bulk sample program yielded a positive result and demonstrate the viability of the San Gonzalo Project. On the basis of this result, we are proceeding with our mine plan to develop the 3rd, 4th and 5th levels and to provide mill feed at the rate of 250 tonne per day on a sustained basis. Once this throughput has been achieved and is on a sustainable basis, the Company will look at improving and optimizing the economics of the San Gonzalo deposit based on the Wardrop findings.

Tailings

In April 2006, Wardrop Engineering Inc. (“Wardrop Engineering”) completed a study on “Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico”. The report concluded the oxide tailing is amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merril Crowe precipitation of the silver and gold.  The sulphide tailing would require sampling and further metallurgical test work before a proper assessment can be made.

The preliminary evaluation of the oxide tailings suggested the capital cost for a 500,000 ton per year, 4 year operation of US$1.62 million and the cost to operate per ton of tailings is US$8.64.  Capital costs for a plant twice the size and half the life was US$22.7 million.  The internal rate of return and the net present value favoured the 4 year operation.

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

In March 2012, Avino announced the results from an updated Preliminary Economic Assessment (“PEA”) examining Tailings Retreatment Process Options for the Avino mine tailings.  The PEA was completed by Tetra Tech Wardrop ("Tetra Tech"). The oxide tailings were the focus of the updated PEA.

A NI 43-101 resource estimate on the oxide tailings was completed by Bryan Slim, MBA, P.Eng, of MineStart Management Inc. in July, 2005.  This estimate identified an indicated resource of 2 million tonnes of 95 g/t silver and 0.5 g/t gold for the oxide portion of the Avino mine tailings. The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. Cyanide heap leach tests during the PEA produced recoveries of: 68% for silver, 82% for gold and 78% for silver, 87% for gold after being re-ground in the mill.

In 1993, mining of the Avino vein shifted from open pit to underground and operated in this fashion until 2001.  In that span it is estimated that 3 million tonnes of ore was mined and processed creating the sulphide tailings resource.  Since the sulphide tailings material was not a part of this technical study, no values have been assigned except in a section where a conceptual economic value was required for purposes of demonstration.  In the model, a head grade of 37.78 g/t silver and 0.34 g/t gold was used.  Further studies are required to determine if the metal contained in the sulphide tailings is recoverable.

The 2012 PEA is focused on the oxide tailings only; further work is required to analyze the economics of the sulphide tailings resource.

Financial Results of the Tetra Tech Technical Report

Tetra Tech’s long-term consensus metal prices (as of January 27, 2012) used in the base case were as follows:

•	gold – US$1,271.00/oz
•	silver – US$20.59/oz

The pre-tax financial results were as follows:

60% internal rate of return (IRR)
1.5-year payback
US$38.2 million net present value (NPV) at 8% discount rate.

Metal Production: The life-of-project average tonnages, grades and metal production are indicated in the following table.

Table 1   Metal Production from the Avino Mine Tailings

Description	Value
Total Tonnes to Mill	2,091,000
Annual Tonnes to Mill	523,000
Mine Life (Years)	4
Average Grades
Gold (g/t)	0.53
Silver (g/t)	95.5
Total Production
Gold (oz)	27,000
Silver (oz)	4,499,000
Average Annual Production
Gold ( oz)	6,750
Silver ( oz)	1,124,860

Operating Cost Summary

Table 2 gives the overall estimated cost summary for the processing facility and the G&A costs, and is based on 1,370 tons per day (“tpd”) with an availability of 92% and 365 operating days per year.  The annual operating cost for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at the processing rate of 1,370 tpd.  An incremental increase in G&A operating cost is estimated to be US$750,000, or US$1.5/t of tailings treated.

Table 2    Operating Cost Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.279
Sub-total	49	860,472	1.72
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.9
Power Supply	-	479,947	0.96
Sub-total	-	5,512,368	11.02
Total Process Operating Costs	49	6,372,840	12.74
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A Costs	11	752,656	1.51

Initial Capital Cost Estimate Summary

The capital cost for the Avino Mines Tailings Retreatment-Heap Leach Project has been assessed at US$29.1 million. The capital costs are summarized in Table 3.

Table 3    Capital Cost Estimate – Summary

Item/Description	Total Cost (US$)
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
EPCM, QA and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total Project Capital Cost Estimate	29,138,596

Summary of Financial Results

Tetra Tech evaluated the base case using consensus gold and silver prices of US$1,271.00/oz and US$20.59/oz, respectively. The pre-tax financial model was established on a 100% equity basis, excluding debt financing and loan interest charges.  The financial results for the base case and for an alternative case based on spot metal prices as of February 23, 2012 are presented in Table 4.

Table 4    Summary of Pre-Tax Financial Results

Description	Base case	Spot prices case
Gold Price (US$/oz)	1,271.00	1,770.00
Silver Price (US$/oz)	20.59	34.00
Total Payable Metal Value (‘000 US$)	121,971	192,624
Refining (‘000 US$)	4,488	4,488
Total NIV (‘000 US$)	117,483	188,136
Transportation, Insurance (‘000 US$)	176	282
At-mine Revenue (‘000 US$)	117,306	187,854
Royalties (‘000 US$)	0	0
Operating Costs (‘000 US$)	32,156	32,156
Operating Cash Flow (‘000 US$)	85,150	155,698
Capital Expenditure, Including Reclamation and Salvage (‘000 US$)	28,765	28,765
Net Cash Flow (‘000 US$)	56,386	126,933
DCF NPV (‘000 US$) at:
0.00%	56,386	126,933
5.00%	44,181	103,742
8.00%	38,199	92,288
10.00%	34,669	85,493
Payback (years)	1.5	0.8
IRR	60%	125%

Recommendations

It was recommended that the following tasks could be executed for making a production decision for the Avino Tailings Retreatment Project:

•	Drill the tailings resource to increase confidence and move to reserve category.
•	Run assay and metallurgical test works to confirm the deposit and the recoveries for silver and gold.
•	Prepare an economic analysis for the treatment of both oxide and sulphide tailings material.

Note on Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. This assessment is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable to them to be categorized as mineral reserves. At this time there is no certainty that the preliminary assessment and economics will be realized. The Technical Report was prepared by Hassan Ghaffari, P.Eng, a qualified person (QP) under National Instrument 43-101.

Avino Vein (Elena Tolosa)

Avino produced from the Avino Vein from 1974 to 2001 producing approximately 5 million tons, containing 16 million ounces silver, 96,000 ounces gold and 24 million pounds of copper. The mine was closed in November 2001 due to low metal prices (Silver US$4.37/oz, Gold US$283/oz, Copper US$0.65/lb) and the closure of a key smelter.

Production from 1976 to 1992 was from the Tolosa open pit. Subsequent production was mostly from a 4x4 meter ramp access underground operation using sub-level stoping with a sub-vertical increment restricted from 11 to 15m to counter mine dilution arising from an occasional, semi-incompetent hanging-wall.  From 1997 - 2001, the mine operated six days per week, three shifts per day, averaging 1000 tons per day and achieved up to 1300 tpd.

Mineral rights on the concessions, Unification La Platosa, totaling an area of 98.83 hectares which cover 1300 metres along the main Avino deposit were held under an option agreement with a private company (Minerales de Avino SA de SV "Minerales").  That agreement required Avino to pay a 3.5% royalty to Minerales, which expired on October 31, 2010.  This new agreement replaces the original expired deal.

In February 2012, Avino, through it’s wholly owned Mexican subsidiary entered into a new agreement with Minerales whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone".

Terms of the New Agreement

Pursuant to the new agreement, the Company will have the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, the Company must pay to Minerales a deemed sum of US$250,000, by the issuance of 135,189 common shares of the Company. The Company will have a period of 24 months (the "Development Period") for the development of mining facilities.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (the "NSR Royalty"), at the commencement of commercial production from the property. In addition, after the Development Period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the new agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company's notice of election to acquire the property. The purchase would be completed under a separate purchase agreement for the legal transfer of the property.

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

The Eagle Property includes historic surface trenches that expose a section of the Eagle vein, a strong transverse vein-fault hosted in Keno Hill Quartzite. The Eagle vein varies from 0.6 to 4.9 metres wide with mineralized lenses of galena, tetrahedrite and sphalerite. A Yukon Government survey (Deklerk and Traynor, 2005) reports a total of 33 holes totalling 3,075.5 metres have been drilled along 300 metres of vein strike on the property in two programs (1964 and 1978/79). The best intercepts are reported in the following table.

EAGLE VEIN – HISTORIC REPORTED DRILLING (YTG MinFile 105M 021)

Year	Operator	Reported Structure	Reported Intercept (m)	Silver g/t	Lead %	Zinc %
1964	Jersey Yukon Mines Ltd.	Branch Vein	2.1	1,885.7	12.8	4.2
		Main Vein (parallel intercepts)	0.15	7,624.9	1.2
			0.4	682.3	11.6
1978/79	Teck Corporation	Main Vein (DDH JB3)	1.5	366.6	5.4	6.8

Soil sampling conducted in 1971 by United Keno Hill Mines Ltd. outlined a strong 300 metre long Pb-Ag anomaly across the southern boundary of Mega Silver Inc.’s (“Mega Silver”, now known as “Mega Precious Metals”) adjoining main claim that apparently represents the untested northeast extension of the Eagle vein.

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

The assessment produced the following recommendation:  Ore shoots need to be delineated within the Eagle Vein. The best intercept to date is the 7625 g/t Ag, 1.2% Pb over a 1.2m interval from DDH 64-23 which was drilled in 1964. The best silver intersections in drilling occur within 125m of this intercept.   It is recommended to attempt to duplicate this hole and to drill systematic step outs from this intersection. In addition it was recommended to drill the exposed vein in trenching on the Alexandra, which may represent the strike extension of the Eagle Vein.  The Eagle Vein should be targeted at depth here in an attempt to intersect the vein within the favourable quartzite host. The depth extent of the Eagle Vein intersection in D09EE-10 should be targeted for the same reason.

Additional sampling of the 2009 drill core was also recommended due to incomplete sampling into the footwall.

In January 2012,, Avino entered into an option agreement with Avaron Mining Corp. (“Avaron”), whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property.

To earn a 75% interest in the Eagle Property, Avaron must:

• Incur Exploration Costs totaling $7.1 million over five years.
• Make total cash payments of $375,000 over five years to Avino.
• Issue a total 800,000 common shares of Avaron over five years to Avino.

After earning a 75% interest, Avaron may either elect to form a Joint Venture with Avino, or has the following two options to earn the remaining 25% interest:

Option #1

Avaron may elect within the next six months to place the property into production and commence commercial production within 3 years, subject to a 2.5% Net Smelter Return and a minimum $200,000 annual advance royalty payments payable for 5 years or until production begins.

Option #2

If Avaron does not elect to place the property into production, Avaron must pay $100,000 annual advance royalty payments and 250,000 common shares to Avino on or before each of the sixth and seventh anniversaries of January 3, 2012 and at its sole expense, complete drilling of an additional 10,000 metres in depth on the Property or incur an additional $2,000,000 in exploration costs in lieu of such drilling on or before the seventh anniversary of the January 3, 2012.

Proposed Work Program.  Proposed work program will depend on Avaron’s plans for the property as it has been optioned off.

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

The Company has placed a reclamation bond deposit of $1,500 registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

Proposed Work Program. No further work is proposed at this time.

Minto Property

Ownership.  The Minto Property is wholly owned by the Company and was acquired in early 1985 when it acquired its 100% interest in eight Crown granted mineral claims, eight reverted crown government granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. The Company recommenced exploration of the property in fiscal 2006 and ceased exploration activities in fiscal 2007 and during the 2009 year end wrote down the value to a nominal amount of $1 by an impairment charge to operations of $256,800. The Company will maintain these claims in good standing and may decide to commence exploration again on the Minto Property. However, the current focus of the Company is its exploration activities in Mexico.

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

The Company has placed a reclamation bond deposit of $2,500 registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

Proposed Work Program.    No further work program has been proposed.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5.   Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the annual audited consolidated financial statements and the notes thereto included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’).

For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). The annual audited consolidated financial statements for the year ended December 31, 2011 are our first annual consolidated financial statements that have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘‘IASB’’) and IFRS 1, First Time Adoption of International Financial Reporting Standards.

We have prepared the annual audited consolidated financial statements that comply with IFRS as described in the accounting policies in Note 2 of our annual audited consolidated financial statements. In preparing the annual audited consolidated financial statements, our opening statement of financial position was prepared as of January 1, 2010, our date of transition to IFRS. Note 20 in the annual audited consolidated financial statements explains the principal adjustments we made in restating our Canadian GAAP statements of financial position as of January 1, 2010 and December 31, 2010 and our previously published Canadian GAAP consolidated statements income and comprehensive income for the year ended December 31, 2010.

A.  Operating Results

Developments for 2011

Bulk Sampling to Confirm Grades and Recoveries

In April 2011, Avino completed the bulk sample program at the San Gonzalo deposit after more than two years of development work. The highly anticipated program produced very encouraging conclusions. Avino's production costs for the bulk sample were just $7.62 per ounce of silver equivalent, demonstrating the robust nature of the project. The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries improved over the course of the bulk sample and averaged 76% and 59% respectively. During the program, 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net proceeds of US$1.83 million. The remaining concentrate was not sold at this time due to the Earthquake situation in Japan which forced the closure of numerous smelters, thus significantly driving up smelting costs. Instead, Avino stored the remaining concentrate until the concentrate markets improved and better terms could be reached for the sale of the product. As a result of the positive outcome, Avino is proceeding with its mine plan to develop the 3rd, 4th and 5th levels in order to provide mill feed a the rate of 250 tpd on a sustained basis. In April 2012, the Company sold the balance of the San Gonzalo concentrate.

Exploration

Following a complete overhaul of Avino's Longyear 44 drill and a new drill contract for personnel and materials, Avino started its regional exploration drill program on January 27, 2011.  The drill spent the early part of the year at San Gonzalo further outlining the resource before being moved to various zones around the property.  In total 69 holes totaling 9943 metres were drilled principally in the following locations: San Gonzalo (18 holes), La Potosina (9 holes), Guadalupe (23 holes), San Juventino (3 holes), San Lucero (5 holes), Mercedes (1 hole), San Jorge (3 holes), Yolanda (2 holes).  The drill crew ended the year back at San Gonzalo exploring for the feeder system of the San Gonzalo Deposit.

Aggressive exploration is also scheduled to continue in 2012 with 10 holes planned for the Elena Tolosa area which are intended to confirm internal estimates of the remaining tonnage of the Avino vein and help prepare for a new NI 43-101 resource estimate later in the year.  Drilling at San Gonzalo will also continue but will shift from surface to underground drilling with 10 holes planned using the company’s recently purchased underground drill.  Extensive drilling will also be undertaken on the tailings resource to provide material for metallurgical test work as well as to upgrade oz’s from the inferred to the measured and indicated categories; 1985 meters of drilling through 95 holes using a sonic drill are planned.  A further 44 holes are also set to be drilled as part of Avino’s ongoing regional drill program in areas including: La Potosina, Aranguez, Gran Luccero, Guadalupe and La Estela.

Milling Operations

In the periods leading up to and following processing of the San Gonzalo bulk sample, we have used our mill to process stock piled material left from our past mining operation on the main Avino Vein. The mill has been processing the stock piles at approximately 180 tpd with feed grades highly variable depending on the location of the stockpiles. Typical silver feed grade ranges from 60 to 120 g/t and gold from 0.6 to 1.5 g/t. Copper values are low and ranges from 0.1 to 0.2%. The concentrate produced grades about 2 kg/t silver and 30 g/t gold. Over the course of 2011, approximately 550 tonnes of this concentrate was sold to a trading firm in Mexico. An additional 284 tonnes was shipped to Manzanillo, Mexico, in January 2012. The sale was completed in January 2012.

Underground Mining

Since the completion of the bulk sample, mining and development of the San Gonzalo zone has continued.  Stope, 2-200 which was not included in the 2008 NI 43-101 resource calculation by Orequest consultants, and stope 2-080 were mined.  Work on stope 2-200 was completed in late November.  The calculated tonnage of this stope was 3723 tonnes with an estimated grade of 300 g/t and 1.2 g/t silver and gold respectively.  Work on stope 2-080 towards the old mine workings slowed in September due to a different mining method being required.  The average grade of this stope is 216g/t silver and 0.9 g/t gold; plans to continue mining this stope have been put on hold due to its proximity to the old workings.

To obtain sufficient feed for a sustained 250 tonne per day operation, Avino’s mining contractor DMG has been completing the necessary underground work to develop the 3rd, 4th and 5th levels of the mine.  This work has been accelerated through the purchase several new pieces of underground mining equipment by Avino. By the end of 2011, the ramp to level 3 and the cross cut to the vein had been completed, drifting on the vein at the level 3 elevation was in progress and work on the ramp to level 4 continues.

The proposed in house mine plan options are currently undergoing review. The aim is to select the most cost effective plan to mine the entire San Gonzalo orebody and to provide a sustained mill production rate of 250 tonnes per day. A development schedule together with the selected mining method will be made once the review has been completed.

NYSE/AMEX Listing

In August 2011, Avino's common shares began trading on the NYSE/AMEX under the trading symbol ASM. We are excited about the increased exposure from this listing and hope that it will bring additional value to Avino's broadening shareholder base as well as to introduce Avino to a wider audience of investors as our company profile expands. On January 23, 2012, Avino rang the opening bell at the New York stock exchange to commemorate the listing.

Results of Operations  The review of financial results are based on the fiscal years ended December 31, 2011, 2010 .

Twelve months ended December 31, 2011 compared with the twelve months ended December 31, 2010.

Operating and administrative expenses

Operating and administrative expenses were $4,042,647 for the year ended December 31, 2011 as compared with of $1,110,643 for the year ended December 31, 2010, an increase of $2,932,004. The increase was primarily due to share-based payments to employees, directors, and consultants which increased by $2,187,872 during the year. The increase in share-based payments is due to more options being granted in the current year. Other increases include $105,786 in office and miscellaneous due to an increase in mining activity at the Company’s Mexican subsidiary and higher occupancy costs incurred by the parent company. There were also increases in management fees of $200,260 due to a one-time bonus paid to the CEO, and an increase in investor relation expenses of $195,432 due to the NYSE-Amex listing and increased promotional media.

Loss for the year

The loss for the year ended December 31, 2011 was $4,184,351 compared with a loss of $790,840 for the year ended December 31, 2010, an increase of $3,393,511. The significant differences include an increase in general and administrative expenses of $2,932,004 as discussed above. This was offset by an increase in interest income of $64,651 and an increase in gain on foreign exchange of $48,453 due to fluctuations in the Mexican Peso and US Dollar. The Company incurred an unrealized loss on investments in related companies of $212,966 compared to an unrealized gain of $313,323 in the prior year which resulted in an increase in unrealized loss of $526,289.

B.  Liquidity and Capital Resources

During the year ended December 31, 2011, the Company incurred expenditures relating to its Mexican properties by $3,831,493 which was offset by the sale of concentrate of $3,114,552. The Company had had non-cash additions to Mexican properties of $232,821, $292,000, and $137,749 relating to deferred depreciation on property, plant, and equipment, future reclamation costs, and movements in foreign exchange respectively. The net increase to mineral properties at the Company’s Mexican properties was $1,371,511. The Company also acquired property, plant and equipment of $1,307,431 net of depreciation of $235,566 and foreign exchange movements of $53,544. At this time the Company has no operating revenues but earned interest and other income of $89,356 during the year ended December 31, 2011. As the Company’s cash and cash equivalents will continue to be drawn down by operations therefore interest income is expected to decrease in future periods.

At December 31, 2011, the Company had working capital of $5,723,398 and cash equivalents of $5,282,464. The Company is continuing its exploration drilling program and mine development in Mexico. The Company has no immediate plans for the British Columbia properties at this time.

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

F.  Tabular Disclosure of Contractual Obligations

As at December 31, 2011, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$600,977	$600,977		-	-
Minimum rental and lease payments	1,152,257	243,301	486,377	338,533	84,046
Deferred Income Tax Liabilities	2,105,356	-		-	2,105,356
Total	$3,858,590	$844,278	486,377	$338,533	$2,2,189,402

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

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The following is a list of the Company’s directors and senior management as at May 11, 2012.  The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on June 22, 2012.

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
October 1995
Andrew Kaplan Director	A business consultant	September 2011
Jasman Yee Director	Metallurgical Engineer	January 2011
Dorothy Chin Corporate Secretary	Corporate Secretary of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., and Levon Resources Ltd.	September 2008
Malcolm Davidson* Chief Financial Officer	Chief Financial Officer of Coral Gold Resources Ltd., Gray Rock Resources Ltd., and Avaron Mining Corporation	March 2012
_________
* Ms. Lisa Sharp resigned as CFO on March 5, 2012 and Mr. Malcolm Davidson was appointed as CFO on the same date.

B.   Compensation

During the last completed fiscal year of the Company, the Company had two  executive officers, namely, its CEO, David Wolfin, and its CFO, Lisa Sharp.

1)	Compensation Discussion and Analysis

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers.  The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The three components of the compensation package are included to enable the Company to meet different objectives.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees.  The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

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

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

2)	Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2011 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)	Total compensation ($)
DAVID Wolfin(5) President, CEO & Director	2011	$145,500	NIL	$1,058,200	150,000	NIL	NIL	$1,353,700
	2010	$96,000	NIL	$65,300	NIL	NIL	NIL	$161,300
	2009	$96,000	NIL	NIL	NIL	NIL	NIL	$96,000
Lisa Sharp CFO*	2011	$27,521	NIL	$124,600	NIL	NIL	NIL	$152,121
	2010	$20,992	NIL	$18,300	NIL	NIL	NIL	$39,292
	2009	$19,800	NIL	$19,500	NIL	NIL	NIL	$39,300

1 The Company does not currently have any share-based award plans.
2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 76.17%; Risk Free Interest Rate – 2.05%.
3 The Company’s sole non-equity incentive plan is the payment of a discretionary cash bonus.
4 The Company does not have any pension plans.
5On June 24, 2010, Mr. Louis Wolfin resigned as CEO and director and Mr. David Wolfin was appointed CEO.  Mr. David Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by David Wolfin.
*Ms.Lisa Sharp resigned as CFO on March 5, 2012 and Mr. Malcolm Davidson was appointed as CFO on the same date.

Annual Base Salary

Base Salary for the executive officers is determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the executive officers is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives.  The Company does not have a long-term incentive plan.

Option Based Award

An Option Based Award is in the form of the grant of an incentive stock option.  The objective of the incentive stock option is to reward executive officers, employees and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.  The plan currently used by the Company is the 2011 Stock Option Plan.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.  For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee.  The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable.

As of December 31, 2011, stock options to purchase a total of up to 2,622,000 shares have been granted and remain outstanding under the Plan, leaving 69,023 options available for new grants.  All previous grants of option-based awards are taken into account when considering new grants.

3)	Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2011:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)1	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)1
David Wolfin President, CEO & Director	65,000	$0.75	Feb. 27, 2013	$43,550	Nil	Nil
	15,000	$0.81	Jan 14, 2015	$9,150	Nil	Nil
	95,000	$1.05	Sept 15, 2015	$35,150	Nil	Nil
	410,000	$2.30	Jan 18, 2016	N/A	Nil	Nil
	360,000	$2.00	Sept 30, 2016	N/A	Nil	Nil
Lisa Sharp CFO*	35,000	$0.75	Sept. 22, 2014	$23,450	Nil	Nil
	30,000	$1.05	Sep 10, 2015	$11,100	Nil	Nil
	50,000	$2.30	Jan 18, 2016	N/A	Nil	Nil
	40,000	$2.00	Sept 30, 2016	N/A	Nil	Nil
1 In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2011 and the exercise price of the option. The closing market price of the Company's common shares as at December 31, 2011 was $1.42 per common share.
*Ms.Lisa Sharp resigned as CFO on March 5, 2012 and Mr. Malcolm Davidson was appointed as CFO on the same date.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2011:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin(2) President, CEO and Director	$65,600	Nil	Nil
Lisa Sharp(3) CFO	$8,000	Nil	Nil
(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(2)	On June 24, 2010 Louis Wolfin resigned as CEO and director, and David Wolfin was appointed President and CEO.
(3)	On March 5, 2012 Lisa Sharp resigned as CFO, and Malcolm Davidson was appointed CFO.

4)	Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)	Termination and Change of Control Benefits

The Company did not have, at the end of its most recently completed fiscal year, any employment contracts with the executive officers under which there are any specified provisions for termination of employment or change in responsibilities.

6)	Director Compensation

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended December 31, 2011:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael Baybak*	$6,000	NIL	$203,600	NIL	NIL	NIL	$209,600
Gary Robertson*	$6,000	NIL	$226,400	NIL	NIL	NIL	$232,400
David Wolfin(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Jasman Yee (3)*	$6,000	NIL	$226,400	NIL	NIL	NIL	$232,400
Andrew Kaplan (4)*	$750	NIL	$45,600	NIL	NIL	NIL	$46,350

*Independent & Non-Employee Directors

(1)  The methodology used to calculate the grant date fair value is the closing price of the Company’s shares on the date of the stock option grant less the exercise price.

(2)  CEO’s, see Summary Compensation Table.

(3) Mr. Jasman Yee was appointed director on January 18, 2011.

(4) Mr. Andrew Kaplan was appointed director on September 27, 2011.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2011:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Michael Baybak	25,000 15,000 20,000 100,000 40,000	$0.75 $0.81 $1.05 $2.30 $2.00	Feb. 27, 2013 January 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016	$16,750 $9,150 $7,400 Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Gary Robertson	25,000 15,000 30,000 100,000 60,000	$0.75 $0.81 $1.05 $2.30 $2.00	Feb. 27, 2013 January 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016	$16,750 $9,150 $11,100 Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Jasman Yee*	15,000 30,000 100,000 60,000	$0.75 $1.05 $2.30 $2.00	Feb. 27, 2013 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016	$10,050 $11,100 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Andrew Kaplan**	20,000 5,000 40,000	$2.00 $2.30 $2.00	Dec 9, 2013 Jan 18, 2016 Sept 30, 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
(1)
In-the-Money Options is the difference between the market value of the underlying securities at December  31, 2011 and the exercise price of the option. The closing market price of the Company's common shares as at December 31, 2011 was $1.42 per common share.

*  Mr. Jasman Yee was appointed director on January 18, 2011.

** Mr. Andrew Kaplan was appointed director on September 27, 2011.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended December 31, 2011:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Baybak	$16,000	Nil	Nil
Gary Robertson	$16,000	Nil	Nil
Jasman Yee*	$16,000	Nil	Nil
Andrew Kaplan**	Nil	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
*  Mr. Jasman Yee was appointed director on January 18, 2011.
** Mr. Andrew Kaplan was appointed director on September 27, 2011.

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

C.           Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Annual General Meeting, held on June 23, 2011, the shareholders elected Messrs. Michael Baybak, Gary Robertson, David Wolfin, and Jasman Yee as directors and Mr. Andrew Kaplan was appointed on September 27, 2011.

The Board has considered the relationship of each director to the Company and currently considers four  of the five directors to be “unrelated” (Messrs. Baybak, Robertson, Yee and Kaplan).  “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems.  The Board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal Code of Ethics (“Code”) has been adopted and applies to all directors, officers and employees.  The Board meets as required. The Board and committees may take action at these meetings or at a meeting by conference call or by written consent.

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

The Audit Committee currently consists of three directors (Messrs. Jasman Yee, Michael Baybak, and Gary Robertson). All of the members are independent and all of whom are financially literate, and have accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement.  “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP and International Financial Reporting Standards (“IFRS).

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

The charter of the Compensation Committee is available at the Company’s website at www.avino.com

Governance and Nominating Committee

The Governance and Nominating Committee review/recommend matters to the Board with respect to the governance and nominating matters. In this regard, the purpose of the Committee is to:

i.	manage the corporate governance system for the Board;

ii.	assist the Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and 'codes of best practice' of corporate behaviour and conduct;

iii.	assist in the creation of a corporate culture and environment of integrity and accountability;

iv.	monitor the quality of the relationship between the Board and management of the Company;

v.	review the Chief Executive Officer's succession plan;

vi.	recommend to the Board nominees for appointment of the Board;

vii.	lead the Board's annual review of the Chief Executive Officer's performance; and

viii.	annually review and set an agenda of the Board on an ongoing basis.

The Governance and Nominating Committee currently consists of three directors, Messrs. Yee, Robertson and Baybak, all are unrelated.

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com

D.           Employees

As at December 31, 2011, the Company has 69 employees located in Mexico. The Company’s senior management as well as administrative and corporate services are located in Canada; however, these people are not considered employees of the Company in a legal sense. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

As at December 31, 2010, the Company had 40 employees located in Mexico, and as at December 31, 2009, the Company had 17 employees located in Mexico and as at December 31, 2008, the Company had 11 employees located in Mexico.

E.           Share Ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of May 11, 2012:

Name of Beneficial Owner	Number of Shares	Percent

Michael Baybak	39,700	*
Gary Robertson	92,900	*
David Wolfin	303,084	1%
Jasman Yee	22,500	*
Andrew Kaplan	Nil	N/A
Malcolm Davidson	Nil	N/A
Lisa Sharp	Nil	N/A
*Less than one percent

Outstanding Options

The following information, as of May 11, 2012, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
David Wolfin President, CEO and Director	65,000 15,000 95,000 410,000 360,000	Feb 27, 2008 Jan 14, 2010 Sept 10, 2010 Jan 18, 2011 Sept 30, 2011	$0.75 $0.81 $1.05 $2.30 $2.00	Feb 27, 2013 Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016
Malcolm Davidson CFO	20,000 40,000	Jan 18, 2011 Sept 30, 2011	$2.30 $2.00	Jan 18, 2016 Sept 30, 2016
Lisa Sharp* Former CFO	20,000 30,000 50,000 40,000	Sept 22, 2009 Sept 10, 2010 Jan 18, 2011 Sept 30, 2011	$0.75 $1.05 $2.30 $2.00	Sept 22, 2014 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016
Michael Baybak Director	25,000 15,000 20,000 100,000 40,000	Feb 27, 2008 Jan 14, 2010 Sept 10, 2010 Jan 18, 2011 Sept 30, 2011	$0.75 $0.81 $1.05 $2.30 $2.00	Feb 27, 2013 Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016
Gary Robertson Director	25,000 15,000 30,000 100,000 60,000	Feb 27, 2008 Jan 14, 2010 Sept 10, 2010 Jan 18, 2011 Sept 30, 2011	$0.75 $0.81 $1.05 $2.30 $2.00	Feb 27, 2013 Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016
Jasman Yee Director	15,000 30,000 100,000 60,000	Sept 22, 2009 Sept 10, 2010 Jan 18, 2011 Sept 30, 2011	$0.75 $1.05 $2.30 $2.00	Feb 27, 2013 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016
Andrew Kaplan Director	20,000 5,000 40,000	Dec 09, 2010 Jan 18, 2011 Sept 30, 2011	$2.00 $2.30 $2.00	Dec 09, 2013 Jan 18, 2016 Sept 30, 2016

*On March 5, 2012 Lisa Sharp resigned as CFO, and Malcolm Davidson was appointed CFO.

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of May 11, 2012, to the knowledge of the Company, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities other than:

Name	Number of Voting Securities	Percentage
Sprott Inc. Sprott Inc. & Sprott Canadian Equity Fund	2,951,200 2,874,200	10.90% 10.61%

As of May 11, 2012, there were 27,068,416 common shares issued and outstanding. Of those common shares issued and outstanding, 21,924,823 common shares were held by 63 shareholders whose addresses were in Canada.

B.           Related Party Transactions

During the year ended December 31, 2011, the Company paid, or made provision for the future payment of the following amounts to related parties:

i)
$392,751 (2010 - $168,527) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$295,500 (2010 - $96,000) to a private company controlled by a Director for management fees;

iii)	$30,000 (2010 - $30,000) to a private company controlled by a director of a related company for consulting fees;

iv)	$44,027 (2010 - $24,954) to a private company controlled by a director of a related company for geological consulting services;

v)	$18,750 (2010 - $13,500) to Directors for Directors fees.

The amounts due to related parties consist of $179,338 (December 31, 2010 - $153,289) due to Oniva; $19,624 (December 31, 2010 - $10,500) due to Directors for Directors fees; $4,800 (December 31, 2010 - $789) due to a private company controlled by a Director of a related company for geological services; and Nil (December 31, 2010 - $4,687) due to a private company controlled by a Director for an expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.           Consolidated Financial Statements and Other Financial Information

•	See ‘‘Item 17. Financial Statements’’ for our Annual Audited Consolidated Financial Statements, related notes and other financial information filed with this annual report on Form 20-F.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.           Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2011.

Item 9.   The Offer and Listing

A.           Offer and Listing Details

The following sets forth the high and low prices expressed in Canadian Dollars on the TSX-V for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last four months.

	TSX-V (Canadian Dollars)		OTCBB/AMEX* (United States Dollars)
Last Four Months	High	Low	High		Low
April 2012	2.07	1.72	2.07		1.70
March 2012	2.40	2.02	2.45		2.05
February 2012	2.25	1.74	2.27		1.76
January 2012	1.87	1.66	1.86		1.42
2011	High	Low	High		Low
Fourth Quarter ended December 31, 2011	2.14	1.42	2.16		1.39
Third Quarter ended September 30, 2011	2.90	1.66	2.94	*	1.61	*
Second Quarter ended June 30, 2011	3.42	2.04	3.56		2.02
First Quarter ended March 31, 2011	3.47	2.23	3.54		2.26

2010	High	Low	High		Low
Fourth Quarter ended December 31, 2010	2.95	1.10	2.89		1.10
Third Quarter ended September 30, 2010	1.30	0.71	1.27		0.68
Second Quarter ended June 30, 2010	0.86	0.66	0.87		0.63
First Quarter ended March 31, 2010	0.88	0.67	0.84		0.64

Last Five Fiscal Years	High	Low	High		Low
2011	3.47	1.42	2.94	*	1.39	*
2010	2.95	0.66	2.89		0.63
2009	0.99	0.38 0.18	0.95		0..30
2008	1.78		1.79		0.20
2007 II	2.75	1.46	2.42		1.44

*The Company listed on the NYSE-AMEX on August 2, 2011 under the symbol “ASM”.

B.           Plan of Distribution

Not Applicable.

C.           Markets

The common shares of the Company are listed on the TSX-V under the symbol “ASM”, on the Berlin & Frankfurt Stock Exchange under the symbol “GV6” and listed on the NYSE-AMEX, under the symbol “ASM”. In November 2006, the Company’s listing on the TSX Venture Exchange was elevated to Tier 1 status.  On August 2, 2011, the Company listed on the NYSE-AMEX.

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

In March 2011, the Company entered into an agreement with Wardrop Engineering to provide a tailings study and review of the San Gonzalo project. The total estimated cost is approximately $190,000. At December 31, 2011 the majority of this work had been completed.

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

I.           Subsidiary Information

None.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

The Audit Committee of our board of directors regularly reviews foreign exchange and interest rates. Our policy prohibits the use of financial instruments for speculative purposes. See Note 16 in our annual audited consolidated Financial Statements contained in this annual report on Form 20-F for quantitative and qualitative disclosure of market risk.

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

Our management, including our principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2011 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2011 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2011. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2011: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, with the transition to IFRS on January 1, 2011, additional internal controls over financial reporting were developed and implemented to ensure completeness over the identification of all IFRS differences.

Item 16.

Item 16A.  Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson is qualified as an Audit Committee Financial Expert.  Mr. Robertson is independent as determined by the NASDAQ listing rules.

Item 16B.  Code of Ethics

The Company has adopted a Code of Ethics (“Code”) that applies to all directors, officers and employees  of the Company.

This Code covers a wide range of financial and non-financial business practices and procedures. This Code does not cover every issue that may arise, but it sets out basic principles to guide all Executive and Staff of the Company. If a law or regulation conflicts with a policy in this Code, then personnel must comply with the law or regulation. If any person has any questions about this Code or potential conflicts with a law or regulation, they should contact the Company's Board of Directors or Audit Committee.

All Executive and Staff should recognize that they hold an important role in the overall corporate governance and ethical standards of the Company. Each person is capable and empowered to ensure that the Company's, its shareholders' and other stakeholders' interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which all personnel are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the shareholders, other stakeholders, and the public generally.

A copy of the Code is available at the Company’s website at www.avino.com.

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the Company’s year ended December 31, 2011 were $75,000 (2010: $59,000; 2009: $69,000).

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for the year ended December 31, 2011 were $5,000 (2010: $4,000; 2009: $4,000).

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended December 31, 2011 are estimated to be $3,500 (2010: $3,500; 2009: $3,500).

All Other Fees

The aggregate fees billed by Manning Elliott LLP for advisory and review services relating to the Company’s annual report on Form 20-F for the year ended December 31, 2011 are estimated to be $4,000 (2010 $5,000; 2009: $5,000).

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2011.  The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Changes in Registrants Certifying Accountant

None.

Item 16G.  Corporate Governance

The Company has adopted a Code of Ethical Conduct that applies to all directors, officers and employees.  The Company has also established Audit Committee, Governance & Nominating Committee and Compensation Committee.  Please refer to “Committee” under “Board Practice” in this Form 20F.   The charters of these Committees are available at the Company’s website at www.avino.com under Corporate Governance.

Item 16H.  Mine Safety Disclosure

Under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and under the SEC's recently adopted Item 104 of Regulation S-K, each operator of a coal or other mine is required to include disclosures regarding certain mine safety results in its periodic reports filed with the SEC. The operation of the our quarries is subject to regulation by the federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977.  We do not own any mines in the United States and as a result, this information is not required.

Part III

Item 17.  Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Notes to the Consolidated Financial Statements..........78 thru 107

Item 18.  Financial Statements

See Item 17.

Item 19.  Exhibits

Exhibit Number	Name

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
13.3	Consent of Expert
___________________________
*  Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The financial statements are prepared in accordance with International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2011 and 2010 and for the years then ended have been audited by Manning Elliott LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin” David Wolfin President & CEO April 30, 2012	“Malcolm Davidson” Malcolm Davidson Chief Financial Officer April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2011 and December 31, 2010, and January 1, 2010, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ “Manning Elliott LLP“

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 30, 2012

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
			(Note 20)	(Note 20)
ASSETS
Current assets
Cash and cash equivalents		$5,282,464	$9,051,848	$2,830,093
Interest receivable		53,643	4,142	146
Sales taxes recoverable	6	228,820	233,688	89,077
Amounts receivable		876,946	118,108	-
Prepaid expenses and other assets		86,265	30,490	49,800
		6,528,138	9,438,276	2,969,116

Mineral Properties and Exploration Costs	7	16,274,354	14,894,843	14,416,841
Property, Plant and Equipment	8	3,023,969	1,722,538	1,424,971
Investment in Related Companies	9	304,394	517,360	204,036
Reclamation Bonds		5,500	5,500	5,500
		$26,136,355	$26,578,517	$19,020,464

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$600,977	$474,605	$383,693
Amounts due to related parties	13b	203,763	169,265	164,690
		804,740	643,870	548,383

Reclamation Provision	10	292,000	-	-
Deferred Tax Liability	19	2,105,356	2,018,857	1,991,180
Total liabilities		3,202,096	2,662,727	2,539,563

EQUITY
Share Capital	11	41,720,083	39,193,299	33,173,022
Equity Reserves		9,898,186	9,508,838	7,349,978
Treasury Shares (14,180 Shares, at cost)		(101,869)	(101,869)	(101,869)
Accumulated Other Comprehensive Loss		(262,400)	(345,089)	-
Accumulated Deficit		(28,319,741)	(24,339,389)	(23,940,230)
Total Equity		22,934,259	23,915,790	16,480,901
		$26,136,355	$26,578,517	$19,020,464

Subsequent Events – Note 21

Approved by the Board of Directors on April 30, 2012:

/s/ Gary Robertson	Director	/s/ David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
For the years ended December 31, 2011 and 2010
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

	Note	2011	2010
			(Note 20)
Operating and Administrative Expenses
Depreciation		$803	$3,834
Investor relations		294,882	99,450
Management fees		296,260	96,000
Office and miscellaneous		324,275	218,489
Professional fees		189,459	127,711
Regulatory and compliance fees		121,591	26,028
Salaries and benefits		152,312	109,873
Sales tax write-down		-	42,478
Share-based payments	12	2,529,620	341,748
Travel and promotion		133,445	45,032
		4,042,647	1,110,643

Loss before other items and income tax		(4,042,647)	(1,110,643)

Other Income
Interest income		78,857	14,206
Other revenue		10,499	-
Unrealized (loss) gain on investments in related companies		(212,966)	313,323
Foreign exchange gain		68,404	19,951
LOSS BEFORE INCOME TAX		(4,097,853)	(763,163)

Deferred income tax expense		(86,498)	(27,677)

NET LOSS		(4,184,351)	(790,840)

Other Comprehensive Income (Loss)
Foreign currency translation differences for foreign operations		82,689	(345,089)
COMPREHENSIVE LOSS		$(4,101,662)	$(1,135,929)

Loss per Share - Basic and Diluted		$(0.16)	$(0.04)

Weighted Average Number of Shares Outstanding		26,795,632	20,059,008

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
Balance, January 1, 2010	20	20,584,727	$33,173,022	$7,349,978	$(101,869)	$-	$(23,940,230)	$16,480,901
Net loss for the year		-	-	-	-	-	(790,840)	(790,840)
Common shares issued for cash:
Private placement	11	5,100,000	5,107,614	3,202,468	-	-	-	8,310,082
Share issuance costs		-	(435,387)	-	-	-	-	(435,387)
Exercise of stock options		472,500	354,375	-	-	-	-	354,375
Share-based payments	12	-	-	341,748	-	-	-	341,748
Fair value of stock options exercised		-	993,675	(993,675)	-	-	-	-
Options and warrants cancelled / expired		-	-	(391,681)	-	-	391,681	-
Cumulative translation adjustments		-	-	-	-	(345,089)	-	(345,089)

Balance, December 31, 2010		26,157,227	$39,193,299	$9,508,838	$(101,869)	$(345,089)	$(24,339,389)	$23,915,790
Balance, December 31, 2010	20	26,157,227	$39,193,299	$9,508,838	$(101,869)	$(345,089)	$(24,339,389)	$23,915,790
Net loss for the year		-	-	-	-	-	(4,184,351)	(4,184,351)
Common shares issued for cash:
Exercise of stock options		753,000	592,050	-	-	-	-	592,050
Share issuance costs		-	(1,539)	-	-	-	-	(1,539)
Fair value of stock options exercised		-	1,936,273	(1,936,273)	-	-	-	-
Share-based payments	12	-	-	2,529,620	-	-	-	2,529,620
Options and warrants cancelled / expired		-	-	(203,999)	-	-	203,999	-
Cumulative translation adjustments		-	-	-	-	82,689	-	82,689

Balance, December 31, 2011		26,910,227	$41,720,083	$9,898,186	$(101,869)	$(262,400)	$(28,319,741)	$22,934,259

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
For the years ended December 31, 2011 and 2010
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Note	2011	2010
			(Note 20)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(4,184,351)	$(790,840)
Adjustments for non-cash items:
Depreciation		803	3,834
Sales tax write-down provision		-	42,478
Share-based payments		2,529,620	341,748
Unrealized loss (gain) on investments		212,966	(313,323)
Deferred income tax expense		86,499	27,677

		(1,354,463)	(688,426)

Net change in non-cash working capital	14	60,462	(76,289)

		(1,294,001)	(764,715)

FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs		590,511	8,229,069

INVESTING ACTIVITIES
Mineral property exploration expenditures		(1,475,779)	(824,826)
Acquisition of property, plant and equipment		(1,483,453)	(324,360)

		(2,959,232)	(1,149,186)

Increase (decrease) in cash and cash equivalents		(3,662,722)	6,315,168

Effect of exchange rate changes on cash and cash equivalents		(106,662)	(93,413)

CASH AND CASH EQUIVALENTS, Beginning		9,051,848	2,830,093

CASH AND CASH EQUIVALENTS, Ending		$5,282,464	$9,051,848

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

1.     NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and evaluation of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX-V, NYSE Amex and the Frankfurt Stock Exchange.

The Company is in the exploration stage and is in the process of determining whether its key properties in Durango, Mexico contain these properties contain ore reserves which are economically recoverable.

2.     BASIS OF PRESENTATION

Statement of compliance and conversion to International Financial Reporting Standards

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These are the Company’s first IFRS annual consolidated financial statements to be presented in accordance with IFRS and IFRS 1 First-time adoption of International Financial Reporting Standards has been applied. Previously the Company prepared its consolidated annual and interim financial statements in accordance with Canadian generally accepted accounting principles. Note 20 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, operations and comprehensive loss along with reconciliations of the statements of financial position as at January 1, 2010 and December 31, 2010 and the statements of operations and comprehensive loss and cash flows for the year ended December 31, 2010.

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis.  The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect, subject to certain IFRS transition elections described in Note 20.

Foreign Currency Translation

a)	Functional currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s subsidiaries is the U.S. dollar which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

b)	Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

2.     BASIS OF PRESENTATION (continued)

c)	Foreign operations

Subsidiaries that have functional currencies other than Canadian dollars translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in the accumulated other comprehensive income/loss.

Significant Accounting Judgements and Estimates

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable which are included in the consolidated statement of financial position;
•	the carrying value and recoverable amount of mineral properties and exploration;
•	the recoverability and estimated useful lives of property, plant and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	provisions including the estimated reclamation provisions; and
•	the valuation inputs used in accounting for share-based payments.

3.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Mexican subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A., (“Oniva Silver”)	100%	Mexico	Mexican operations administration
Promotora Avino, S.A. De C.V. (“Promotora”)	79.09%	Mexico	Holding Company
Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”)	96.60% direct 2.68% indirect (Promotora)	Mexico	Exploration Company
	99.28% effective

Inter-company balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, marketable securities and accounts payable. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalents, interest receivable, and investments in related companies as FVTPL. Amounts receivable are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties and capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. The Company’s capitalized mineral properties costs are considered exploration and evaluation assets and are classified as intangibles assets. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in mineral properties and exploration costs prior to commercial production.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine development properties, and then amortized over the life of the resources associated with the area of interest once mining operations have commenced.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities, and certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related. In 2010 the mine, mill, machinery, plant facilities and certain equipment was not in active use and was considered to be under reconstruction and no amortization was recorded. In 2011 active use began incidental with exploration activities and depreciation was recorded.

Property, plant and equipment are depreciated annually at the following rates:

Office equipment, furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings and constructions	20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.

Concentrate sales
Revenue from the sale of concentrate is recognized upon delivery when persuasive evidence of a sale agreement exists, the risks of ownership are transferred to the customer, collection is reasonably assured, and price is readily determinable. Revenue is based on quoted market prices during the quotation period published in the metal bulletin less treatment, refining charges, and penalties.

Prior to commercial production concentrate sales incidental to the exploration of mineral properties is recorded net of production costs as a reduction of capitalized mineral property exploration costs.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

Common shares
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Repurchase of share capital (treasury shares)
When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

Share-based payment transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  Share options granted to non-employees or consultants are measured at the fair value of goods or services received. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the statement of financial position asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

New accounting standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2011, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective January 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

New accounting standards effective January 1, 2013

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

New accounting standards effective January 1, 2015

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards effective January 1, 2015 (continued)

IFRS 9 is effective for annual periods beginning on or after January 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

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

5.     NON-CONTROLLING INTEREST

As at December, 2011 the Company has an effective 99.28% interest in its subsidiary Cia Minera, and the remaining 0.72% portion is a non-controlling interest, reflecting a change in ownership interests resulting from the shares that Cia Minera issued to the Company on February 16, 2009 (the “Cia Minera Share Transaction”) as described in Note 4.  In fiscal 2008 the non-controlling interest of Cia Minera was 10.65% and the 9.93% change in the fiscal 2009 ownership resulted in a reduction of the non-controlling interest.

Prior to the Company’s transition to IFRS on January 1, 2010 Cia Minera’s operations generated recurring losses. The owners of the minority interest had not (nor were they required) to fund their share of Cia Minera’s net losses and had not demonstrated any commitment for funding.  Accordingly, no allocation of consolidated net losses to the non-controlling interest was recognised.

IFRS requires that total comprehensive income be attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, IFRS also stipulated that this provision only be applied from the date of transition and therefore no adjustment has been made for losses incurred prior to transition that were not allocated to non-controlling interest.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.     SALES TAXES RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Harmonized Sales Tax (“HST”) recoverable.

	December 31, 2011	December 31, 2010

VAT recoverable	$252,621	$267,466
Write-down provision	(46,640)	(50,959)

VAT net carrying amount	205,981	216,507
HST recoverable	22,839	17,181

Sales tax recoverable	$228,820	$233,688

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of VAT recoverable based on past collection history and the length of time amounts are outstanding.

7.     MINERAL PROPERTIES AND EXPLORATION COSTS

The Company has accumulated the following acquisition and exploration expenditures:

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, January 1, 2010	$14,415,084	$3	$1,754	$14,416,841

Exploration costs incurred during year:
Assays	54,334	-	-	54,334
Assessment and taxes	44,500	-	-	44,500
Drilling and exploration	1,426,367	-	-	1,426,367
Geological	195,037	-	750	195,787
Sale of concentrate	(1,014,270)	-	-	(1,014,270)
Effect of movement in exchange rates	(228,716)	-	-	(228,716)
Balance, December 31, 2010	$14,892,336	$3	$2,504	$14,894,843

Exploration costs incurred during the year:
Assays	89,147	-	-	89,147
Assessment and taxes	30,759	-	-	30,759
Drilling and exploration	3,248,382	-	-	3,248,382
Geological	460,565	-	2,640	463,205
Sale of concentrate	(3,114,552)	-	-	(3,114,552)
Depreciation of property, plant, and equipment	232,821	-	-	232,821
Reclamation provision	292,000	-	-	292,000
Effect of movement in exchange rates	137,749	-	-	137,749

Balance, December 31, 2011	$16,269,207	$3	$5,144	$16,274,354

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

7.     MINERAL PROPERTIES AND EXPLORATION COSTS (continued)

Additional information on the Company’s mineral properties by region is as follows:

(a)    Durango, Mexico

The Company’s subsidiary Cia Minera owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

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

(iv)	Unification Las Platosa properties

The Unification Las Platosa properties are situated with the Avino property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. Under a royalty agreement covering three mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos, and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less the process costs at the mine. Two of the leased concessions are discrete and lie under the town of San Jose de Avino. The lease agreement is valid until October 31, 2010. The Company renegotiated the agreement in February 2012, refer to Note 21 (b).

(b)    British Columbia, Canada

The Company’s mineral claims in British Columbia encompass the following three properties:

(i)	Aumax property

The Company owns a 100% interest in a Crown granted mineral claim, located in the Lillooet Mining Division of British Columbia, Canada.

(ii)	Minto property

The Company has a 100% interest in a Crown granted mineral claim situated in the Lillooet Mining Division of British Columbia.

(iii)	Olympic-Kelvin property

The Company has a 100% interest in six Crown granted mineral claims located in the Lillooet Mining Division of British Columbia.

(a)    Yukon, Canada

The Company owns 100% interest in 14 quartz leases located in the Mayo Mining Division of the Yukon, Canada.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

8.     PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction	TOTAL
	$	$	$	$	$	$
COST
Balance at January 1, 2010	5,513	27,068	146,103	1,127,911	131,697	1,438,292
Additions	749	-	70,877	57,159	195,575	324,360
Effect of movement in exchange rates	(13)	(361)	(15,800)	(2,893)	(4,365)	(23,432)
Balance at December 31, 2010	6,249	26,707	201,180	1,182,177	322,907	1,739,220
Additions	7,855	5,174	970,763	499,661	-	1,483,453
Effect of movement in exchange rates	76	578	21,274	30,176	5,862	57,966
Balance at December 31, 2011	14,180	32,459	1,193,217	1,712,014	328,769	3,280,639

ACCUMULATED DEPRECIATION
Balance at January 1, 2010	4,558	6,450	2,313	-	-	13,321
Additions	50	1,226	2,256	-	-	3,532
Effect of movement in exchange rates	(8)	(102)	(61)	-	-	(171)
Balance at December 31, 2010	4,600	7,574	4,508	-	-	16,682
Additions	1,305	6,594	139,558	71,745	16,364	235,566
Effect of movement in exchange rates	7	256	2,582	1,285	292	4,422
Balance at December 31, 2011	5,912	14,424	146,648	73,030	16,656	256,670

NET BOOK VALUE

At December 31, 2011	8,268	18,035	1,046,569	1,638,984	312,113	3,023,969
At January 1, 2010	955	20,618	143,790	1,127,911	131,697	1,424,971
At December 31, 2010	1,649	19,133	196,672	1,182,177	322,907	1,722,538

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

9.     INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,	Fair Value January 1,
	Cost	Gains (Losses)	2011	2010	2010

(a) Bralorne Gold Mines Ltd.	$205,848	$(55,363)	$150,485	$229,311	$143,319
(b) Levon Resources Ltd.	4,236	149,672	153,908	288,048	60,716
(c) Oniva International Services Corp.	1	-	1	1	1

	$210,085	$94,309	$304,394	$517,360	$204,036

During the year, the Company recorded a $212,966 (2010 - $313,324 gain) unrealized loss on investments in related companies, representing the change in fair value during the year.

(a) Bralorne Gold Mines Ltd. (“Bralorne”)
The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $150,485 as at December 31, 2011 (December 31, 2010 - $229,311; January 1, 2010 - $143,319). Bralorne is a public company with common directors.

(b) Levon Resources Ltd. (“Levon”)
The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $153,908 as at December 31, 2011 (December 31, 2010 - $288,048; January 1, 2010 - $60,716). Levon is a public company with common directors.

(c) Oniva International Services Corp. (“Oniva”)
The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 15 for disclosure on the Company’s commitment to Oniva.

10.   RECLAMATION PROVISION

Management has estimated that the present value of its reclamation provision at December 31, 2011 is $292,000 (December 31, 2010 - nil). On December 31, 2011 this cost was recognized and added to the capitalized cost of mineral properties. The present value of the obligation was calculated using a risk-free interest rate of 7% and an inflation rate of 4%.  Reclamation activities are estimated to occur over a one-year period beginning in 2018.  The undiscounted value of the obligation is $355,200 (2010 - $nil).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

11.   SHARE CAPITAL

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

The fair value of the warrants and compensation warrants have been estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 1.90%, dividend yield of nil, volatility of 84.87%, and an expected life of three years. Of the $5,130,000 total aggregate proceeds raised $3,252,285 was attributed to common shares and the residual amount of $1,877,715 was attributed to the common share purchase warrants, which has been recorded in equity reserve. The fair value of the compensation warrants were valued at $180,082.

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

(c)	Warrants:

During the year ended December, 2011 there were no warrants issued or exercised. Details of share purchase warrants outstanding are:

	Underlying Shares	Weighted Average Exercise Price
Balance, December 31, 2009	2,498,750	$2.50

Issued	5,211,000	$2.05
Expired	(2,498,750)	$2.50
Balance, December 31, 2010	5,211,000	$2.05
Balance, December 31, 2011	5,211,000	$2.05

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

11.   SHARE CAPITAL (continued)

(c)	Warrants (continued)

Details of share purchase warrants outstanding as of December 31, 2011 and December 31, 2010 are:

		Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2011	December 31, 2010

November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,811,000	2,811,000
		5,211,000	5,211,000

(d)	Stock options

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

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, December 31, 2009	1,819,500	$0.88	*
Granted	520,000	$1.05
Expired or cancelled	(262,000)	$0.85
Exercised	(472,500)	$0.75

Stock options outstanding, December 31, 2010	1,605,000	$0.97
Granted	1,840,000	$2.16
Expired or cancelled	(70,000)	$3.53
Exercised	(753,000)	$0.79

Stock options outstanding, December 31, 2011	2,622,000	$1.80

* Repriced during the year ended December 31, 2009, the Company’s shareholders and the TSX Venture Exchange approved a re pricing of options for directors and employees.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

11.   SHARE CAPITAL (continued)

(d)	Stock options (continued)

Details of stock options outstanding are:

		Stock Options Outstanding
Expiry Date	Exercise Price	December 31, 2011	December 31, 2010

April 26, 2011	$3.99	-	60,000
April 26, 2011	$0.75	-	600,000
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75	295,000	340,000
December 9, 2013	$2.00	20,000	20,000
September 22, 2014	$0.75	60,000	75,000
January 14, 2015	$0.81	60,000	75,000
September 10, 2015	$1.05	337,000	425,000
January 18, 2016	$2.30	1,010,000	-
September 30, 2016	$2.00	830,000	-

		2,622,000	1,605,000

12.   SHARE-BASED PAYMENTS

During the year ended December 31, 2011, the Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 1,840,000 common shares at a weighted average exercise price of $2.16 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to September 30, 2012.  The options are exercisable on or before September 30, 2016.

The Company recorded total amount of share-based payment expense in the amount of $2,529,620 (2010 - $341,748).

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

	December 31, 2011	December 31, 2010
Weighted average assumptions:
Risk-free interest rate	2.05%	2.08%
Expected dividend yield	-	–
Expected option life (years)	4.99	4.83
Expected stock price volatility	76.17%	74.95%
Weighted average fair value at grant date	$1.38	$0.67

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

13.   RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
Salaries and benefits	$362,173	$149,542
Share‐based payments	2,009,400	186,200
	$2,371,573	$335,742

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At December 31, 2011 and December 31, 2010 the following amounts are due from related parties:

	December 31, 2011	December 31, 2010
Directors	$19,625	$10,500
Frobisher Securities Ltd.	-	4,687
Oniva International Services Corp.	179,338	153,289
Sampson Engineering Inc.	4,800	789
	$203,763	$169,265

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in note 15. The transactions with Oniva during the year are summarized below:

	December 31, 2011	December 31, 2010
Salaries and benefits	$151,941	$108,086
Office and miscellaneous	240,810	60,441

	$392,751	$168,527

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

14.   SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2011	December 31, 2010
Net change in non-cash working capital items:
Interest receivable	$(49,501)	$(3,996)
Sales taxes recoverable	4,868	(187,089)
Prepaid expenses	(55,775)	19,310
Accounts payable and accrued liabilities	126,372	90,912
Due to related parties	34,498	4,574
	$60,462	$(76,289)

15.   COMMITMENTS

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

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment.

The Company has commitments in respect of these lease agreements as follows:

	December 31, 2011	December 31, 2010
Not later than one year	$243,301	$659,747
Later than one year and no later than five years	824,910	974,453
Later than 5 years	84,046	97,008
	$1,152,257	$1,731,208

16.   FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to related party and accounts payables and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. The investment in related companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at December 31, 2011 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

16.   FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at December 31, 2011 in the amount of $5,282,464 (2010 - $9,051,848) in order to meet short-term business requirements. At December 31, 2011, the Company had current liabilities of $804,740 (2010 - $643,870). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms.  Amounts due to related parties are without stated terms of interest or repayment.

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	December 31, 2011		December 31, 2010
	MXN	USD	MXN	USD
Cash and cash equivalents	$935,096	$496,186	$1,303,039	$169,932
Sales taxes recoverable	2,789,015	-	2,683,020	-
Amounts receivable	-	862,287	-	117,940
Accounts payable and accrued liabilities	(6,214,511)	-	(4,638,874)	-
Amounts due to related parties	-	-	-	-
Net exposure	(2,490,400)	1,358,473	(652,815)	287,872
Canadian dollar equivalent	$(183,877)	$1,381,567	$(52,617)	$287,872

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

16.    FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

Foreign Currency Risk (continued)

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2011, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $119,769 (2010 -$23,525).

The Company has not entered into any foreign currency contracts to mitigate this risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2011

	Level 1	Level 2	Level 3
Cash and cash equivalents	$5,282,464	-	-
Investments in related parties	304,394	-	-
	$5,586,858	-	-

17.   CAPITAL MANAGEMENT

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

18.   SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets in the following geographic locations:

	December 31, 2011	December 31, 2010
Canada	$319,334	$526,130
Mexico	$19,288,883	$16,614,111

	$19,608,217	$17,140,241

19.   INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	2011	2010

Statutory rate	26.5%	28.5%

Income taxes recovered at the Canadian statutory rate	$1,116,093	$213,686

Less permanent differences:
Stock-based payment	(670,349)	(95,689)
Reduction for effect of lower Mexican tax rates	9,933	3,736
Other non-tax deductible expenses	(1,902)	(758)

Non-capital losses expired	-	(489,600)
Effect of difference between functional and tax reporting currency	(328,855)	304,464
Change in enacted rates	(21,016)	(102,398)
Change in unrecognized benefit of tax losses	(273,033)	(62,595)
Benefit of tax attributes recognized and other items	82,631	201,477

Income tax expense recognized in the year	$(86,498)	$(27,677)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

19.   INCOME TAXES (continued)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets are as follows:

	2011	2010

Expected tax recovery rate	25%	26%

Non-capital tax losses carried forward	$1,558,068	$1,239,395

Capital losses carried forward	184,026	184,026

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	485,737	507,015

Share issuance costs	38,296	51,061

Tax basis of investments in related companies in excess of book value	15,337	27,125

Undeducted capital cost allowance in excess of book value of Canadian equipment	52,378	52,187

Deferred income tax assets	2,333,842	2,060,809

Unrecognized deferred tax assets	(2,333,842)	(2,060,809)

Net tax assets	$–	$–

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian deferred income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The deferred income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Cia Minera. The carrying values of the Mexican mineral properties, mine plant and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006 acquisition of control of Cia Minera that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward. The approximate tax effects of each type of temporary difference that gives rise to deferred income tax liabilities are as follows:

	2011	2010

Mexican statutory rate	28%	28%

Book value of mineral properties in excess of tax bases	$3,818,183	$3,419,266
Book value of plant and equipment in excess of tax bases	408,219	345,089
Less: Mexican tax losses carried forward	(2,121,046)	(1,745,498)

Deferred income tax liability	$2,105,356	$2,018,857

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

19.   INCOME TAXES (continued)

The Company has capital losses of $1,472,210 carried forward and $6,232,272 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $7,575,164 (denominated in MXN$102,832,738) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2014	$568,450	$–
2018	–	4,200,425
2019	–	1,007,459
2020	–	870,739
2021	–	1,496,541
2025	799,044	-
2026	646,331	–
2027	643,498	–
2028	774,118	–
2029	727,183	–
2030	804,957
2030	1,268,691	–

	$6,232,272	$7,575,164

20.   FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to IFRS

The Company has adopted IFRS effective January 1, 2011 with a transition date of January 1, 2010 (the “Transition Date”). Prior to the adoption of IFRS the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

The comparative information presented in these first annual consolidated financial statements for the year ended December 31, 2010 and the opening financial position as at January 1, 2010 have been prepared in accordance with the accounting policies referenced in Note 3 and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Initial elections upon adoption

The Company adopted IFRS in accordance with IFRS 1 which requires the retrospective application of IFRS at the Transition Date with all adjustments to assets and liabilities taken to deficit, subject to mandatory exceptions and the application of optional exemptions. The IFRS 1 exceptions applied in the conversion from Canadian GAAP to IFRS by the Company are explained as follows:

(i) Share-based payments – The Company elected under IFRS 1 to apply IFRS 2, Share-Based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

(ii) Business combinations – The Company elected under IFRS 1 to not to apply IFRS 3, Business Combinations retrospectively to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

(iii) Compound financial instruments – The Company has elected under IFRS 1 not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the Transition Date.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.   FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Initial elections upon adoption (continued)

(iv) Foreign currency translation - The Company has elected to deem all foreign currency translation differences that arose prior to the Transition Date in respect of all foreign operations to be nil at the date of transition.

(v) Designation of financial instruments – The Company has elected to designate its investment in related companies as fair value through profit or loss that was previously designated as available for sale under Canadian GAAP, and that was initially classified as available for sale in the first interim consolidated financial statement for 2011.

Estimates

IFRS 1 does not permit changes to estimates previously made.  Accordingly, estimates used at the Transition Date are consistent with estimates made at the same date under Canadian GAAP.

Reconciliation between Canadian GAAP and IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported consolidated financial position. In order to allow the users of the consolidated financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of financial position as at January 1, 2010 and December 31, 2010 and operations and comprehensive income, and statement of cash flows for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained as follows.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.   FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

 Reconciliation of Statements of Financial Position

		January 1, 2010			December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents	(a)	$2,829,605	$488	$2,830,093	$9,051,456	$392	$9,051,848
Interest receivable		146	-	146	4,142	-	4,142
Sales taxes recoverable	(a)	88,725	352	89,077	233,378	310	233,688
Amounts receivable	(a)	-	-	-	117,940	168	118,108
Prepaid expenses and other assets	(a)	49,614	186	49,800	30,463	27	30,490
		2,968,090	1,026	2,969,116	9,437,379	897	9,438,276
Non- Current
Property, Plant and Equipment	(a)	1,455,146	(30,175)	1,424,971	1,786,017	(63,479)	1,722,538
Reclamation Bonds		5,500	-	5,500	5,500	-	5,500
Mineral Properties and Exploration Costs	(a)	14,573,506	(156,665)	14,416,841	15,302,311	(407,468)	14,894,843
Investments in Related Companies		204,036	-	204,036	517,360	-	517,360
TOTAL ASSETS		$19,206,278	$(185,814)	$19,020,464	$27,048,567	$(470,050)	$26,578,517

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.   FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

 Reconciliation of Statements of Financial Position

		January 1, 2010			December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

LIABILITIES
Current
Accounts payable and accrued liabilities	(a)	$382,482	$1,211	$383,693	$474,072	$533	$474,605
Amounts due to related parties		164,690	-	164,690	169,265	-	169,265
		547,172	1,211	548,383	643,337	533	643,870
Non-Current
Deferred Income Tax Liability	(c)	1,694,007	297,173	1,991,180	2,026,148	(7,291)	2,018,857
		2,241,179	297,173	2,539,563	2,669,485	(7,291)	2,662,727
SHAREHOLDERS' EQUITY
Share Capital	(e)	33,112,072	(60,950)	33,173,022	39,132,349	60,950	39,193,299
Equity Reserves (Previously Contributed Surplus)	(b)	8,131,629	(781,651)	7,349,978	10,702,206	(1,193,368)	9,508,838
Treasury Shares (14,180 Shares, at cost)		(101,869)	-	(101,869)	(101,869)	-	(101,869)

Accumulated Other Comprehensive Loss	(c)(f)	(6,049)	6,049	-	307,274	(652,363)	(345,089)
Deficit	(a)(b)(c)(d)(e)	(24,170,684)	230,454	(23,940,230)	(25,660,878)	1,321,489	(24,339,389)
		16,965,099	(484,198)	16,480,901	24,379,082	(463,292)	23,915,790
TOTAL EQUITY AND LIABILITIES		$19,206,278	$(185,814)	$19,020,464	$27,048,567	$(470,050)	$26,578,517

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.   FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

 Reconciliation of Statements of Operations and Comprehensive Loss

		For the year ended December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

Operating and Administrative Expenses
Depreciation		$3,834	$-	$3,834
General exploration		-	-	-
Investor relations		99,450	-	99,450
Management fees		96,000	-	96,000
Office and miscellaneous		218,489	-	218,489
Professional fees		127,711	-	127,711
Regulatory and compliance fees		26,028	-	26,028
Salaries and benefits		109,873	-	109,873
Sales tax write-down		42,478	-	42,478
Share-based payments	(e)	361,784	(20,036)	341,748
Travel and promotion		45,032	-	45,032
		1,130,679	(20,036)	1,110,643

Loss before other items and income tax		(1,130,679)	20,036	(1,110,643)

Other Income (Expenses)
Interest income		14,206	-	14,206
Unrealized gain (loss) on investments in related companies	(f)	-	313,323	313,323
Foreign exchange gain (loss)	(a)	(41,580)	61,531	19,951

LOSS BEFORE INCOME TAX		(1,158,053)	394,890	(763,163)
Deferred income tax expense	(c)	(332,141)	304,464	(27,677)
NET LOSS		(1,490,194)	699,354	(790,840)
Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies	(f)	313,323	(313,323)	-
Foreign currency translation differences for foreign operations	(a)	-	(345,089)	(345,089)

TOTAL COMPREHENSIVE (LOSS) GAIN		$(1,176,871)	$40,942	$(1,135,929)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.   FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

		For the year ended December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	(a)(c) (f)	$(1,490,194)	699,354	$(790,840)
Adjustments for non-cash items:
Depreciation		3,834	-	3,834
Deferred income tax expense	(c)	332,141	(304,464)	27,677
Sales tax write-down provision		42,478	-	42,478
Share-based payments	(e)	361,784	(20,036)	341,748
Unrealized gain on investments	(f)	-	(313,323)	(313,323)
		(749,957)	61,531	(688,426)

Net change in non-cash working capital	(a)	(75,811)	(478)	(76,289)

		(825,768)	61,053	(764,715)

FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs	(a)	8,229,069	-	8,229,069

INVESTING ACTIVITIES
Mineral property exploration expenditures	(a)	(846,745)	21,919	(824,826)
Property, plant and equipment purchases	(a)	(334,705)	10,345	(324,360)

		(1,181,450)	32,264	(1,149,186)

Increase in cash and cash equivalents	(a)	6,221,851	93,317	6,315,168

CASH AND CASH EQUIVALENTS, Beginning	(a)	2,829,605	488	2,830,093
Effect of exchange rate fluctuations on cash held	(a)	-	(93,413)	(93,413)

CASH AND CASH EQUIVALENTS, Ending		$9,051,456	$392	$9,051,848

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.   FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

 Notes on reconciliations between Canadian GAAP and IFRS

(a)
IFRS requires each entity consolidated within the financial statements to assess its functional currency. It was determined that the functional currency of the Parent Company is Canadian Dollars, which is consistent with its functional currency under Canadian GAAP. However, it was determined that the functional currency of the Company’s Mexican subsidiaries, which was Canadian Dollars under Canadian GAAP, to be United States Dollars under IFRS.

In contrast to Canadian GAAP, in which an integrated foreign operation’s non-monetary assets are translated at historical rates, IFRS requires that where an entity’s presentation currency differs from its functional currency, the financial position of the entity be translated into the presentation currency at the closing rate on the date of the statement of financial position. In addition, all exchange differences arising on the translation from functional to presentation currency are recognized in other comprehensive income.

In accordance with IFRS 1, the Company elected to deem all foreign currency translation differences that arose prior to the date of transition to be nil at that date. However, several adjustments were required to effect the translation of the subsidiaries’ financial position at the exchange rates on the date of the statements of financial position, and translation of the statements of operations and cash flow from the functional to presentation currency.

(b)
IFRS requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the January 1, 2010 Transition Date and December 31, 2010, part of the contributed surplus relates to “Equity settled employee benefit reserve” and part to “Reserves for warrants”.

IFRS also permits a transfer of reserves arising from share-based transactions, within equity. At January 1, 2010 $781,651 of total reserves related to options and compensation warrants no longer outstanding and was therefore transferred to Deficit, in order that the balance of equity reserve reflect only the fair value of options and compensation warrants outstanding on that date and also warrants issued with private placements. During the year ended December 31, 2010, some options outstanding at January 1, 2010 were cancelled, and therefore a further transfer, of the fair value attributed to these cancelled options, of $391,681 was made to Deficit. During the year ended December 31, 2011, 70,000 options expired unexercised and therefore a further transfer, of the fair value attributed to these cancelled options, of $203,999 was made to Deficit.

(c)
The Company has certain non-monetary assets and liabilities for which the tax reporting currency (Mexican peso) is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability. The Company set up a deferred tax liability with a corresponding charge to deficit account in the amount of $297,173 at January 1, 2010 plus subsequent charge of $304,464 at December 31, 2010. Under IFRS, all deferred income tax liabilities are considered as non-current irrespective of the classification of the underlying assets and liabilities, or the expected reversal of the temporary difference.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

20.   FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

 Notes on reconciliations between Canadian GAAP and IFRS (continued)

(d)
Previously, under Canadian GAAP, the Company classified a consultant as a non-employee, whereas under IFRS, the consultant is classified as an employee and others providing similar services. The fair value of options granted employee and others providing similar services is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. Under Canadian GAAP, transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

An adjustment is required for the options granted to this consultant and the share-based compensation recognized during the year ended December 31, 2010. At December 31, 2010, a decrease of $20,036 was recorded to share-based payments with a corresponding increase to deficit for the same amount.

(e)
Under Canadian GAAP, when flow-through shares are issued, they are initially recorded in share capital at their issue price less the deferred tax liability related to the renounced expenditures. Under IFRS, flow-through shares are recognized in share capital based on the fair value attributed to common shares without a flow-through feature on the date the Company and the investors agree to the transaction. The difference (“premium”) between the amount recognized in common shares and the amount the investors pay for the flow-through shares is recognized as a flow-through share related liability which is reversed into the statement of loss within other income when the renounced expenditures are incurred.

The cumulative premium and renunciation adjustment as at January 1, 2010 related to flow-through shares issued before January 1, 2010 is $60,950.

(f)
In accordance with IFRS 1, the Company has elected to classify its investment in related companies as fair value through profit or loss, that was previously classified as available for sale. The Company reclassified $6,049 from accumulated other comprehensive loss to deficit as at January 1, 2010 and reclassified a $313,323 unrealized gain on investments in related companies from other comprehensive loss to net loss for the year ended December 31, 2010.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

21.	SUBSEQUENT EVENTS

(a)
On January 3, 2012, the Company entered into an option agreement with Avaron Mining Corp. (“Avaron”) whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Company’s Eagle Property located in the Yukon Territory.

Avaron can earn a 75% interest by making a total cash payment of $375,000, issue 800,000 common shares, incurring exploration costs of $100,000 and also drilling 35,000 meters (or incur exploration costs of up to $7,100,000).

The remaining 25% interest can be earned by making a total of cash payment of $1,000,000 as advance royalty payments. Alternatively, the 25% interest can be earned with a cash payment o net smelter return royalty. The royalty can be purchased by paying $2,000,000 adjusted for the price of silver (capped at $4,000,000) and 375,000 common shares.

(b)
In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. ("Minerales") whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone".

Under the agreement, the Company will have the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, the Company must pay to Minerales US$250,000, by the issuance of 135,189 common shares of the Company. The Company will have a period of 24 months for the development of mining facilities.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns at the commencement of commercial production from the property. In addition, after the Development Period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company's notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(c)	In February 2012, the Company’s wholly-owned subsidiary extended its contract with its drill contractor which is valued at US$410,000.

(d)	Subsequent to year end, 26,000 options were exercised for gross proceeds of $22,800.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: May 11, 2012	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

Exhibit Number	Name

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2.	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Share Purchase Agreement dated March 22, 2004*
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
13.3	Consent of Expert

___________________________
*  Previously filed.