Form 20-F
period 2012-12-31
AVINO SILVER & GOLD MINES LTD
filed 2013-05-14
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to ________________

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______________

Commission File Number: 0-9266

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value	NYSE Mkt
Title of Each Class	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 27,127,416 common shares, without par value, issued and outstanding as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars.  For the years ended December 31, 2012, 2011, and 2010 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB.  Our December 31, 2010 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior years and the periods ended December 31, 2009 and 2008.  We have adjusted our consolidated financial information at and for the year ended December 31, 2010, in accordance with IFRS 1, and therefore the financial information set forth in this annual report on Form 20-F for the year ended December 31, 2010 may differ from information previously published.  We adopted IFRS with a transition date of January 1, 2010.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended December 31, 2012.

For the years ended December 31, 2012, 2011, and 2010 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our December 31, 2010 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior years and the periods ended December 31, 2009 and 2008. We have adjusted our consolidated financial information at and for the year ended December 31, 2010, in accordance with IFRS 1, and therefore the financial information set forth in this annual report on Form 20-F for the year ended December 31, 2010 may differ from information previously published. We adopted IFRS with a transition date of January 1, 2010.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2012, 2011 and 2010 and as at December 31, 2012, 2011 and 2010. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 17 — Financial Statements.’’

	Years Ended December 31,
	2012	2011	2010
Summary of Operations:
Revenue	$2,255,376	$-	$-
Cost of sales	1,434,569	-	-
Interest Income	21,760	78,857	14,206
Other Income	23,464	10,499	-
Expenses
Operating and administrative	1,929,746	4,042,647	1,110,643
Unrealized (loss) gain in investments in related companies	(110,021)	(212,966)	313,323
Foreign exchange gain	116,562	68,404	19,951
Deferred income tax expense	(260,321)	(86,498)	(27,677)
Net loss	(1,263,178)	(4,184,351)	(790,840)

Loss per share	(0.05)	(0.16)	(0.04)

Weighted average number of shares outstanding	27,072,053	26,795,632	21,059,008

	2012	2011	2010
Balance Sheet Data:
Total assets	$26,191,608	$26,136,355	$26,578,517
Cash and cash equivalents	$4,035,985	5,282,464	9,051,848
Total liabilities	$4,244,230	3,202,096	2,662,727
Shareholders’ equity	21,947,378	22,934,259	23,915,790

In accordance with Canadian GAAP

The tables below for the years ended December 31, 2009 and 2008 contain selected financial data prepared in accordance with Canadian GAAP, which have been derived from our previously audited consolidated financial statements for the periods ending on such dates. The financial data presented below for 2009 and 2008 presented in accordance with Canadian GAAP and reconciled to United States GAAP, is not comparable to information prepared in accordance with IFRS.

Canadian GAAP
	Years Ended December 31,
	2009	2008
Summary of Operations:
Revenue	$-	$-
Interest Income	68,224	146,386
Expenses
Operating and administrative	669,178	1,575,913
Write-down of Exploration and evaluation assets	608,118	-
Mineral property option revenue	-	25,000
Future income tax benefit (expense)	239,562	(98,653)
Net loss	(987,759)	(1,538,876)
Loss per share	(0.05)	(0.07)

Weighted average number of shares outstanding	20,584,727	20,584,727

	As at December 31,
	2009	2008
Balance Sheet Data:
Total assets	$19,206,278	$20,126,230
Cash and cash equivalents	2,829,605	3,575,241
Total liabilities	2,241,179	2,508,776
Shareholders’ equity	16,965,099	17,617,454

United States GAAP
	Years Ended December 31,
	2009	2008
Summary of Operations:
Net loss per Canadian GAAP	$(987,759)	$(1,538,876)
Adjustments	(95,108)	(1,851,231)
Net loss per US GAAP	(1,082,867)	(3,390,107)
Loss per share per US GAAP	(0.05)	(0.17)

	As at December 31,
	2009	2008
Balance Sheet Data:
Total assets under Canadian GAAP	19,206,278	20,126,230
Adjustments	(14,573,506)	(14,861,524)
Total assets under US GAAP	4,632,772	5,264,706

Total equity under Canadian GAAP	16,965,099	17,617,454
Adjustments	(12,879,499)	(12,927,955)
Total equity under US GAAP	4,085,600	4,689,499

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Fiscal Year Ended	Average	Period End	High	Low

2008	1.0660	1.2246	1.2969	0.9719
2009	1.1420	1.0466	1.3000	1.0292
2010	1.0299	0.9946	1.0778	0.9946
2011	0.9891	1.0170	1.0630	0.9383
2012	0.9996	0.9958	1.0299	0.9600

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of April 30, 2013, the exchange rate was CDN$0.9929 for each US$1.

Month	High	Low
November 2012	1.0074	0.9971
December 2012	1.0162	1.0042
January 2013	1.0164	0.9923
February 2013	1.0041	0.9722
March 2013	0.9847	0.9696
April 2013	0.9929	0.9737

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

We will be required to raise additional capital to mine our properties. The Company is currently focusing on further defining an effective plan to mine its San Gonzalo orebody. Although the Company recently began mining operations at the San Gonzalo mine, the Company will still be required to raise capital to further develop the San Gonzalo mine. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company’s per share book value.

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the year ended December 31, 2012, we had a net loss of $1,263,178 and an accumulated deficit at December 31, 2012 of $29,458,319. On October 1, 2012, the Company began to generate net income its operations at the San Gonzalo mine however there is no assurance that any of the Company’s operations will be profitable in the future.

As of December 31, 2012, our internal control over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended December 31, 2012, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were ineffective due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans. To remediate such weaknesses, we plan to implement the following changes: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our common shares.

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

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, Exploration and evaluation assets or production facilities, personal injury or death, asset write downs, monetary losses and other liabilities. Liabilities that the Company incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which event the Company could incur significant costs that could adversely impact its business, operations or profitability.

Metal Market Prices are highly speculative and volatile. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production of such properties.

Canadian Title risks. The validity and ownership of mining property holdings can be uncertain and may be contested. Although the Company owns its properties in Canada, there are currently a number of pending and potential native title or traditional land owner claims in Canada. Accordingly, there can be no assurance that the Company’s properties in Canada will not be affected.

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

Political or economic instability or unexpected regulatory change. Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely effected by:

•	political instability and violence;
•	war and civil disturbances;
•	expropriation or nationalization;
•	changing fiscal regimes;
•	fluctuations in currency exchange rates;
•	high rates of inflation;
•	underdeveloped industrial and economic infrastructure;
•	changes in the regulatory environment governing Exploration and evaluation assets ; and
•	unenforceability of contractual rights,

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

Conflict of interest. Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in Exploration and evaluation assets . Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

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

Competition for recruitment and retention of qualified personnel. We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. If we require and are unsuccessful in acquiring additional personnel or other exploration resources, we will not be able to grow at the rate we desire or at all

Limited and volatile trading volume. Although the Company’s common shares are listed on the NYSE Mkt, the TSX Venture Exchange, referred to as the “TSX-V” and the Frankfurt Stock Exchange, referred to as the “FSE”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their common shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in general have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. Significant fluctuations in the Company’s common share price is likely to continue.

Penny stock rules may make it more difficult to trade the Company’s common shares. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our common shares may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our common shares and also affect the ability of our investors to sell their common shares in the secondary market.

Difficulty for United States investors to effect services of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4. Information on the Company

Cautionary Note to United States Investors

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies pursuant to the Securities Act, or the Exchange Act. As such, information contained in this annual report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, this annual report on Form 20-F includes the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”). U.S. Investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not recognized in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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

A. History and Development of the Company

The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1968, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the Exchange Act, changing its name to Avino Mines & Resources Limited. On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd. and effected a reverse stock split of one common share for every five common shares outstanding. On August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd., its current name, to better reflect the business of the Company of exploring for and mining silver and gold. In January 2008, the Company announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company’s financial statement reporting requirements with its Mexico subsidiaries which operate on a calendar fiscal year.

The Company is a reporting issuer in the Province of British Columbia and Alberta, a foreign private issuer with the SEC and trades on the TSX Venture Exchange, Tier 2 status under the symbol “ASM”, listed on the NYSE-MKT under the symbol “ASM” and on the Berlin & Frankfurt Stock Exchange under the symbol “GV6”. In July, 2012, the Company’s listing on the TSX Venture Exchange was reclassified to Tier 2 status. The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. The Company’s principal business activities have been the exploration and development of a mineral property located in the State of Durango, Mexico. The Company also owns other Exploration and evaluation assets in British Columbia and the Yukon Territory, Canada.

Significant Acquisitions and Significant Dispositions

On July 17, 2006, the Company completed the acquisition of Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation, through the acquisition of an additional 39.25% interest in Avino Mexico which combined with the Company’s pre-existing 49% share of Avino Mexico, brought the Company’s ownership interest in Avino Mexico to 88.25%. The additional 39.25% interest in Avino Mexico was obtained through the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V., referred to as “Promotora”, which in turn owns 49.75% of Avino Mexico’s common shares, and the direct acquisition of 1% of the common shares of Avino Mexico.

The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration, which we refer to as the “Payment Shares”, for the purchase of the additional 39.25% interest in Avino Mexico. The Payment Shares were valued based on the July 17, 2006 closing market price of the Company’s shares on the TSX-V.

The Company acquired a further 1.1% interest in Avino Mexico through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration.

On February 16, 2009, the Company converted existing loans advanced to Avino Mexico in to new additional shares of Avino Mexico. As a result, the Company’s ownership interest in Avino Mexico increased to 99.28%.

The Company has no other significant acquisitions or dispositions of property, except as disclosed in this Annual Report.

B. Business Overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver and gold production and exploration. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the “Avino Mine”). From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of smelter. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver and began acquiring silver properties in North America. The Company acquired the Eagle property in Canada’s Yukon Territory and the Aumax silver and gold property in British Columbia. Each property produced positive assays for silver through drilling and sampling however, in late April 2012, the Company relinquished its interest in the Aumax silver and gold property to focus on its property in Mexico. The Avino Mine in Mexico and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company’s principal focus for the foreseeable future.

Presently, the Company is a “production stage company”, since announcing production at its San Gonzalo Mine located on the Avino property in Durango Mexico in October 2012. Avino’s Canadian properties are all at the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of the Company’s Canadian properties, further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility. The Company is currently focusing on production at the Avino mines and will continue to evaluate its Canadian properties for further development, if any.

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

C. Organizational Structure

The Company’s Mexican subsidiaries are the wholly owned subsidiary of Oniva Silver and Gold Mines S.A. de C.V., referred to as “Oniva”, Promotora, in which the Company has direct ownership of 79.09%, and Avino Mexico in which the Company has a 96.6% direct ownership and an additional 2.68% of Avino Mexico is held through Promotora. The Company’s total effective ownership interest in Avino Mexico is 99.28%.

All of the above subsidiaries are incorporated under the laws of Mexico.

D. Property, Plants and Equipment

The Company is producing a bulk concentrate at the San Gonzalo Mine located on the Avino property in Durango Mexico. The Company is also working to re-open the main Avino Mine as well as exploring options to re-process a large tailings resource left from past mining on the property. In addition the Company is exploring three silver and gold projects in Canada. All of the Company’s mineral property interests in Canada are wholly-owned by the Company. In Mexico, the Company has a 99.28% interest in Avino Mexico, a Mexican company which is involved in the mining of commercial ores and resource exploration and development, including the operation of the Avino Mine. Avino Mexico is not involved with any exploration activities in Canada. The Company owns and manages these properties. Exploration in Canada has in recent years, been limited to prospecting, trenching and drill programs on the Eagle, Olympic-Kelvin, and Minto, and Aumax properties. However, as disclosed above, the Company relinquished its interest in the Aumax property to focus on its property in Mexico.

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

Avino Property, Durango, Mexico

Ownership

The Company has a 99.28% ownership interest in Avino Mexico, a company incorporated under the laws of Mexico. Avino Mexico owns the Avino Property. The Company acquired its initial 49% interest in Avino Mexico in 1968, an additional interest of 39.25% in July 2006, 1.1% interest in December 2007 and most recently 9.93% in February 2009.

In addition to its wholly owned claims, Avino Mexico leases four core mineral claims in consideration for royalties. While the mine was producing from 1974 until 2001, it operated under a lease which expired October 31, 2010. In February 2012, Avino Mexico re-negotiated and entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) to acquire mineral rights on the four core mineral claims, whereby Avino Mexico will have the exclusive right to explore these claims for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, the Company paid Minerales US$250,000 by the issuance of 135,189 common shares of the Company at a deemed price of $1.85 per share. The Company will have a period of 24 months for the development of mining facilities. The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (the “NSR Royalty”), at the commencement of commercial production from the property. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes. Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the leased property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the leased property. The purchase would be completed under a separate purchase agreement for the legal transfer of the property.

Property Description and Location

The Avino Property is located approximately 82 km’s to the NE of the city of Durango and covers approximately 1,005.1044 hectares. The property is accessible via a paved public road. The Avino Mine had been an open pit operation until March 1993, at which time Avino Mexico commenced underground operations. Mineralized rock was broken by ripping, drilling and blasting and trucked to the processing plant, approximately 400 meters from the pit, where it was processed. The Avino Mine was an underground operation at the time of its closure in November 2001.

History

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

Water for use at the mill is obtained from: (i) the Galeana Well; (ii) the El Caracol Reservoir (iii) Tailings Reclaim Water.

The property was dormant from 2002 to 2006, largely due to low copper and silver prices. As stated above, Avino gained control of the property in July 2006 and exploration resumed that year; this led to the discovery of new mineralization at San Gonzalo and resulting in underground work and bulk sample testing to firm up the grade and metallurgy in the fall of 2010.

Following the bulk sample which was completed in the second quarter of 2011, underground work of the San Gonzalo Mine continued in preparation for on-going production. In October 2012, Avino announced that production had commenced at the San Gonzalo Mine.

Production

The fiscal year ended December 31, 2012 saw Avino transition from an exploration stage to a production stage company. Effective October 1, 2012, commercial production commenced at the San Gonzalo silver-gold-lead-zinc underground mine and ore processing complex, located on the Avino property in the Durango State of Mexico.

Results from the first six months of operations are reported in the table below:

	Oct 2012	Nov 2012	Dec 2012	Jan 2013	Feb 2013	Mar 2013
Total Mill Feed (dry tonnes)	6,647	6,528	6,364	6,392	6,418	6,913
Average Daily Throughput (tpd)	214	218	235	228	229	230
Days of Operation	31	30	27	28	28	30
Feed Grade Silver (g/t)	233	256	287	315	306	307
Feed Grade Gold (g/t)	0.93	0.99	1.19	1.27	1.19	1.40
Bulk Concentrate (dry tonnes)	180	177	181	197	166	206
Bulk Concentrate Grade Silver (kg/t)	7.04	7.37	7.90	8.32	9.43	8.52
Bulk Concentrate Grade Gold (g/t)	25.0	25.4	28.6	29.1	30.4	34.5
Recovery Silver (%)	82	78	78	81	80	83
Recovery Gold (%)	72	69	68	70	66	73
Mill Availability (%)	97.2	98.1	87.9	91.1	99.0	96.7
Total Silver Produced (kg)	1,265	1,302	1,433	1,638	1,565	1,757
Total Gold Produced (g)	4,489	4,487	5,185	5,722	5,036	7,117
Total Silver Produced (oz) calculated	40,671	41,870	46,066	52,779	50,315	56,488
Total Gold Produced (oz) calculated	144	144	167	184	162	228
Total Silver Equivalent Produced (oz)	47,888	49,083	54,401	62,781	59,228	69,098

Comparative figures from Q4 2012 and Q1 2013 are as follows:

	Q4 2012	Q1 2013	% Change
Total Mill Feed (dry tonnes)	19,539	19,723	0.9
Average Daily Throughput (tpd)	222	229	3.1
Days of Operation	88	86	(2.30)
Feed Grade Silver (g/t)	259	309	19.3
Feed Grade Gold (g/t)	1.04	1.29	24.0
Bulk Concentrate (dry tonnes)	538	568	5.6
Bulk Concentrate Grade Silver (kg/t)	7.44	8.72	17
Bulk Concentrate Grade Gold (g/t)	26.33	31.4	19.3
Recovery Silver (%)	79	81	2.5
Recovery Gold (%)	70	70	0
Mill Availability (%)	94.4	95.5	1.2
Total Silver Produced (kg)	4,000	4,960	24.1
Total Gold Produced (g)	14,161	17,875	26.2
Total Silver Produced (oz) calculated	128,607	159,582	24.1
Total Gold Produced (oz) calculated	455	574	26.2
Total Silver Equivalent Produced (oz)	151,372	191,107	26.2

Silver equivalent for Q1 2013 was calculated using a 55:1 ratio for silver to gold. For Q4 2012, a 50:1 ratio was used in the calculation. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Production from San Gonzalo mine during the months of October and November were sold in 2012. December production was stored in inventory.

Processing Plant

In September 2006, the Company conducted a review of the plant, including the condition of all equipment, capacity of each circuit, and efficiency of the plant. The review was an order of magnitude cost estimate for putting the plant back into operation at the rate of 1,000 tpd.

The Company’s processing plant was built initially in the 1970’s and was refurbished and capacity increased in 1993. Most of the infrastructure was in place for both a 250 tpd and 1,000 tpd operation. At the time of shutdown in 2001 with low commodity prices and closure of smelter, the mill was operating at an average rate of 1,130 tpd.

The report concluded that the process plant can be brought back into operation in possibly three months contingent upon the availability of operators and mechanics for about US $1 million at 1000 tpd for an operating life of 5 to 10 years.

A 250 tpd (“circuit 1”) circuit in the mill was subsequently renovated in 2008-9 in order to process material from the San Gonzalo Mine.

During Q2 2013 a second 250 tpd circuit (“circuit 2”) in the mill was commissioned and put into operation for the processing of historic Avino surface stockpiles.

Circuit #	Throughput (tpd)	Source of Mill feed	Online Date
1	250	San Gonzalo	Now Online
2	250	Avino Surface Stockpiles, SG, ET	Now Online
3	1,000	Avino Mine	2014

•	Circuit 1 will continue to process high-grade mill feed from the San Gonzalo Mine.

•
Circuit 2 will initially be used to process remaining historic aboveground stockpiles left from past mining of the main Avino Vein. The Company expects the stockpiles will provide enough mill feed for approximately seven months of operations. After the historic stockpiles have been depleted, the new circuit will have the ability to process additional mill feed from the San Gonzalo and Avino Mines as they are developed at depth.

•	Circuit 3 is scheduled to begin processing new material from the main Avino Mine in 2014.

Geophysical Surveys: Induced Polarization (IP)

In December 2006, Avino conducted an 80 km line deep penetrating IP Survey at the property. IP geophysics helps identify drill targets. The IP Survey was completed in 2007. Avino did follow-up soil geochemical, satellite imagery and other surveys to better define targets in the covered areas.

Drilling & Programs 2008 – 2012

After taking control of the property in 2006, Avino commenced a regional drill program that continued into 2012. Exploration initially focused on the Elena Tolosa area of the main Avino vein as well as on a new area known as San Gonzalo. Both areas produced favorable results and are now the company’s focus for further development. Ongoing exploration on the property is focused on expanding the San Gonzalo zone as well as outlining the remainder of the Avino Vein and to define new targets on the property such as the Guadalupe, La Potosina, Los Angeles, Aguila Mexicana and Santa Ana.

Details are as follows:

Avino Main Vein (Veta Avino) Elena Tolosa Area (“ET”)

During 2007, 2008 and 2012 Avino drilled 27 holes to explore the ET area of the main Avino deposit below level 11.5 where mining had ended in November 2001. The programs explored the vein system below the original workings to ensure that vein widths and copper/silver values continued at depth and will be used in preparing a new NI 43-101 compliant resource estimate for the ET zone by an independent engineering firm.

Results of the 2007 holes (ET07-01 through ET07-10) were released as assays became available. Holes ET-08-01 through ET-08-08 were drilled in 2008 and holes ET-12-01 through ET- 12-09 were drilled in 2012. The results were released as assays became available and are summarized below:

Details are as follows:

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

ET-08-06

Intersects the Avino vein 60m east of final working face on level 11 ½. The Avino vein is wide: 237.60 – 288.70m (51.10m) but gold and silver values are low although some high copper grades were intersected on the foot wall side of the vein:

Detailed intersections

From (m)	To (m)	Length (m)	Description	g/t		Ppm
				Au	Ag	Cu	Pb	Zn
237.60	238.25	0.65	Main Avino Vein	0.140	74.2	3526	7260	909
238.25	239.75	1.50		0.065	22.4	2260	344	383
239.75	241.25	1.50		0.020	8.7	883	43	528
241.25	242.75	1.50		0.115	10.1	2249	374	1981
242.75	244.25	1.50		0.045	8.7	2641	40	631
244.25	245.75	1.50		0.105	14.4	3472	87	651
245.75	247.25	1.50		0.072	17.1	4780	41	876
247.25	248.75	1.50		0.053	20.5	6107	100	950
248.75	250.25	1.50		0.100	11.0	4619	191	1044
250.25	251.75	1.50		0.120	10.4	4869	282	784
251.75	253.25	1.50		0.035	4.0	1261	45	662
253.25	254.75	1.50		0.163	14.9	2553	78	835
254.75	256.25	1.50		0.045	25.4	6483	95	734
256.25	257.75	1.50		0.015	12.0	5544	40	871
257.75	259.25	1.50		0.025	39.8	5758	217	521
259.25	260.75	1.50		0.025	20.6	6136	89	465
260.75	262.25	1.50		0.015	10.5	3202	74	327
262.25	263.75	1.50		0.059	24.0	3670	105	533
263.75	265.25	1.50		0.049	28.7	3252	183	718
265.25	266.75	1.50		0.053	14.2	6129	112	584
266.75	268.25	1.50		0.156	47.3	7192	217	399
268.25	269.75	1.50		0.102	19.8	3342	125	326
269.75	271.25	1.50		0.030	9.1	4101	38	414
271.25	272.75	1.50		0.010	9.3	2611	94	455
272.75	274.25	1.50		0.020	7.9	3355	41	391
274.25	275.75	1.50		0.020	16.5	4405	58	496
275.75	277.25	1.50		0.076	82.7	4570	422	979
277.25	278.75	1.50		0.084	58.4	5545	956	593
278.75	280.25	1.50		0.010	16.6	5749	74	659
280.25	281.75	1.50		0.020	18.7	4592	68	575
281.75	283.25	1.50		0.015	16.1	4219	74	651
283.25	284.75	1.50		0.038	23.6	3526	7260	909
284.75	286.25	1.50	Main Avino Vein	<0.005	6.7	2841	22	1225
286.25	287.75	1.50		0.092	49.4	25700	44	2712
287.75	288.70	0.95		0.105	62.5	27200	57	2669

ET-08-08

Drilled approximately 100m east of the ET-08-01 it intersected the main Avino vein 192.95 – 203.25m (10.3m)

Detailed intersections

From (m)	To (m)	Length (m)	Description	g/t		Ppm
				Au	Ag	Cu	Pb	Zn
192.95	194.45	1.50	Main Avino Vein	1.456	4.6	318	57	508
194.45	195.95	1.50		0.431	4.4	329	256	502
195.95	197.10	1.15		0.325	13.5	1523	2446	3813
197.10	198.60	1.50		0.100	2.5	133	355	1688
198.60	199.70	1.10		0.048	4.4	101	36	1206
199.70	200.80	1.10		0.046	5.7	69	72	896
200.80	201.75	0.95		0.203	27.2	120	301	627
201.75	203.25	1.50		0.030	6.5	431	43	1048

A further eight holes ET-12-01 through ET-12-09 on the ET zone were released in 2012.

Hole #	Bearing	Dip	Down Hole Intersection (from – to)	Length (m)	Silver (g/t)	Gold (g/t)	Copper %
ET-12-01	332	62	246.30 – 275.1	28.8	142	0.352	0.481
Including:			254.40 – 275.1	20.7	175	0.36	0.577
ET-12-02	335	53	304.80 – 335.6	30.8	76	0.29	1
ET-12-03	336	59	325.25 – 349.9	24.65	100	0.4	0.67
Including:			349.65 – 349.9	0.25	1,035	0.18	1.03
ET-12-04	336	-63	314.40 – 358.3	43.9	77	0.33	0.88
			314.40 – 327.7	13.35	81	0.39	0.58
Including:			327.70 – 334.5	6.75	28	0.31	0.72
			334.50 – 358.3	23.8	77	0.33	1.12
ET-12-05	336	-62	345.10 – 356.9	11.8	104	0.97	0.63
			345.10 – 345.8	0.7	1,183	39.59	2.44
ET-12-06	336	-70	380.60 – 388.6	8.05	258	0.11	1.14
ET-12-07	336	64	305.40 – 324.70	19.3	39	0.06	0.462
ET-12-08	336	72	329.80 – 343.80	14.35	24	0.05	0.436
			343.80 – 365.15	21.35	17	0.05	0.612
ET-12-09	336	72	339.55 – 387.40	47.85	19	0.03	0.441

*Down hole intersection lengths are reported, true widths are unknown

Guadalupe

In March 2011, as part of a regional exploration program, Avino drilled an initial 5 holes on the Guadalupe vein. These holes explored higher grade areas along the Guadalupe structure which had been identified by previous surface sampling programs and a coincident IP chargeability anomaly. Results from the first five holes were as follows:

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

San Gonzalo

The San Gonzalo structure strikes NW/SE and dips very steeply (85-90°) to SW. During 2007and 2008, Avino drilled 40 holes totaling 9,204 meters to explore San Gonzalo.  Results of these holes were released as assays became available.

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

San Gonzalo Bulk Sample Program:

NI 43-101 Resource Calculation

Following the 2007-8 San Gonzalo drill program, in 2009 Avino completed a NI-43-101 compliant resource estimate on the portion of the San Gonzalo vein explored in the drill program. Such NI-43-101 is out-dated and the information is not included herein.  Avino is working to release an updated NI-43-101 resource estimate which will factor in the work done at San Gonzalo.

In 2011, Avino drilled a further 11 holes at San Gonzalo. The 2011 program was designed to determine the feeder systems for the San Gonzalo deposit, select results are as follows:

Hole #	Bearing	Dip	Hole Length (m)	Intersection (Down Hole Length (m))	Gold (g/t)	Silver (g/t)	Lead (PPM)	Zinc (PPM)
SG -11-12	218	71	312	290.85 - 291.30 (0.45)	1.04	2441	17300	12300
				295.3 - 297.35 (2.05)	6.21	996	8398	13776
SG-11-13	218	71	345	319.70 - 323.40 (3.70)	0.1	11	217	399
SG-11-14	209	61	331	321.05 - 322.70 (1.65)	1.32	216	1601	4124
SG-11-15	211	68	363	349.65 - 350.90 (1.25)	1.16	141	6570	11856
SG-11-16	209	62	334	No Significant Values
SG-11-17	210	70	383	365.30 - 366.55 (1.25)	0.14	185	2646	3818

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

In January 2010, DMG began driving the first decline to the 2,260 m elevation for infrastructure work and extraction of the bulk sample. The San Gonzalo vein was intersected in May 2010 and a smaller splay vein was intersected two months later. A second decline was driven to the 2,306m level.

By July 2010 both levels had intersected the San Gonzalo vein. The Upper Level 1 has been driven northwest along the San Gonzalo Vein and broke in to the old San Gonzalo workings. The exploration drift on the Lower Level 2 (2260 m) along the San Gonzalo vein was also advanced to the northwest towards the old San Gonzalo workings.

On October 6, 2010, the two levels were connected with the completion of the first raise allowing the start of stoping (cut and fill) for the bulk sample. By January 2011, development for the extraction of the 10,000 tonne bulk sample was completed by the mining contractor DMG; processing of the bulk sample began shortly afterwards.

San Gonzalo Bulk Sample Results

In July 2012, the results from the 10,000 tonne bulk sample program at San Gonzalo were announced. The bulk sample was intended to allow the Company to assess the economics of the zone by confirming mineral grades obtained through earlier diamond drilling. The results were released after a comprehensive review of the data and discussions with engineers. The bulk sample program was completed during the first quarter of 2011 and the Company sold 188 tonnes of the San Gonzales bulk concentrate for net proceeds of US$1.83 million. In April 2012, the Company sold the balance of the San Gonzalo concentrate.

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

Evaluation costs relating to mining, milling, and overhead for the bulk sample program US$567,045 or US$7.62 per ounce silver equivalent. Included in these amounts are costs for the raises and stopes. Cost per tonne produced were $53.91 and proceeds on 188 tonnes of concentrate sold of US $1.83 million. (The contract prices per ounce of silver and gold were US$36.75 and US$1,511.31 respectively)

The net proceeds of the bulk sample program yielded a positive result and demonstrate the viability of the San Gonzalo Project. On the basis of this result, we are proceeding with our mine plan to develop the 3rd, 4th and 5th levels and to provide mill feed at the rate of 250 tonne per day on a sustained basis. Once this throughput has been achieved and is on a sustainable basis, the Company will look at improving and optimizing the economics of the San Gonzalo deposit based on the Wardrop findings. No formal feasibility study has been commissioned after bulk sampling program.

San Gonzalo Mine

Following the completion of the bulk sample which was comprised of material from levels 1 and 2, mine advancement at San Gonzalo has been ongoing. In 2012, the remaining material from the stopes on level 2 was mined and brought to the surface. During the year, level 3 was the main focus of mining activities with two stopes having been developed and partially extracted by the end of the year. By the end of July, a decline from level 3 to level 4 had been completed and work on the ramp to level 5 had commenced. By year-end, level 5 had been reached and stope development on level 4 was underway. Underground advancement for 2012 totaled 2,558 metres consisting of ramp advancement, cross cuts, drifts and raises.

During the 3rd and 4th quarters 2012, sampling results from drifting along the San Gonzalo vein were released.  These samples are analyzed for silver, gold, copper, lead and zinc by fire assay and AA methods at the Company’s own lab at the mine, providing a quick estimate of vein width, and grade.  Channel samples are then taken from the back and sent for assay by Inspectorate Labs for public release in compliance with NI 43-101.

Many of the samples taken produced silver assays results greater than 1,000 g/t confirming earlier drill results which indicated the deposit is significantly higher grade at depth, than at level 2 where the 10,000 tonne bulk sample test was drawn from in 2010.

The lengths sampled to date are as follows:

North West of Cross Cut (old shaft)
Length along Vein (m)	Average Width (m)	Silver (g/t)	Gold (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
26.79	1.67	518	2.58	560	6500	7540
13.64	1.60	80	0.68	300	4390	7690
17.02	1.53	622	3.33	600	8350	13930
38.78	1.65	387	1.60	610	5,790	9,270
55.61	2.15	654	2.40	890	13,580	24,610
Includes:
10.18	2.22	1,380	3.24	1180	9420	21120
Includes sample 166893 on sample line L64 – the highest grade Avino has sampled in 6 years at SG
	0.40	14,768	14.57	12,300	39,100	39,000
6.27	1.90	243	1.80	510	3,490	6,830
10.54	1.47	45	0.23	180	2,280	5,160

South East of Cross Cut (Old Shaft)
Length along Vein (m)	Average Width (m)	Silver (g/t)	Gold (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
4.56	2.31	357	1.56	600	7430	23890
39.33	1.79	429	1.98	630	4,950	8,980

Avino Mine (Elena Tolosa)

Avino produced ore from the Avino Vein from 1974 to 2001 producing approximately 5 million tons, containing 16 million ounces silver, 96,000 ounces gold and 24 million pounds of copper. The mine was closed in November 2001 due to low metal prices (Silver US$4.37/oz, Gold US$283/oz, Copper US$0.65/lb) and the closure of a key smelter.

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

In February 2012, Avino, through its wholly owned Mexican subsidiary entered into a new agreement with Minerales whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone".

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

Avino Mine Development

Shortly after signing the new Minerales royalty agreement, the Company initiated an exploration program to further define remaining resources. The 2012 drill program, which totalled 3,263 metres through 9 holes was intended to form the basis for a current mineral resource estimate below level 12 to be included in a forthcoming NI 43-101 compliant resource report. The results were consistent with results from drilling conducted between 2006 and 2008 and demonstrated the thickness and consistency of the vein. Full results from the drill program can be viewed in the section above titled Exploration.

To resume underground development of the Avino mine, the existing underground workings must first be dewatered. During the year, construction of a water treatment plant and water testing was completed.  At the time of this report, the water level had receded down to level 8 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. Avino is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it will be discharged to the El Caricol dam on the property and used for milling as well as for irrigation of local farms. Dewatering is expected to reach the bottom of the flooded area (level 11) within 6 to 8 months with operations expected to resume in Q1 2014.

A review of the underground workings by mine personnel above the water level is also taking place to identify potential mining areas for mill feed; this represents part of the exploration program aimed at reopening the ET (Avino) mine.

Historic Avino Mine Above Ground Stockpiles

During the first three quarters of 2012, Avino processed material left from past mining of the main Avino vein. The historic stockpiles had been left on the surface in various locations across the property making delivery for processing easy and cost efficient. The stockpiles provided Avino an opportunity to generate cash flow while tuning the mill and continuing underground advancement and mining at San Gonzalo. During this period, the Company was considered an exploration stage company, therefore the proceeds from the sale of this concentrate was charged as a reduction of Exploration and evaluation assets  and exploration costs; all concentrate produced during the period was sold. Quarterly output results from this project are as follows:

2012 Quarter	Source of Mill Feed	Feed Material Processed (tonnes)	Concentrate Produced (tonnes)	Ag oz Produced (calculated)	Au oz Produced (calculated)	Ag Eq oz Produced* (calculated)
Q1	Historic Stockpiles	14,600	176	17,875	220	28,875
Q2	Historic Stockpiles	16,900	134	14,129	180	23,129
Q3	Historic Stockpiles	20,015	323	31,024	381	50,074
Total	Historic Stockpiles	51,515	633	63,028	781	102,078

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Tailings

Avino continues to explore options for upgrading the mine's tailings resource. The tailings are situated approximately 500 m west-southwest of the main shaft to the main Avino mine.

This asset includes oxide and sulphide tailings, each requiring separate treatment methods. The tailings resource was created during between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) then later underground (sulphide talings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

An NI 43-101 resource estimate on the oxide tailings was completed in July 2005. The assay values for this estimate are based on 28 drill holes, which were completed on the tailings in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. The oxide tailings are estimated to contain a 2.34 million tonne inferred mineral resource grading 91.3 g/t silver and 0.54 g/t gold, with a 50 g/t silver cut-off. The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. The entire resource is classified as an Inferred Mineral Resource based on the historical nature of the drilling (prior to institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements).

In 2012 an updated Technical Report* on the Avino Property was published which focused on the oxide tailings resource. The new study factored in current metals prices (US$1,271 oz Gold, US$20.59 silver) for a base case analysis of the project as well as a spot price analysis using (US$1,622.20 Gold, US$28.36 Silver). Cyanide heap leach tests undertaken in the study produced recoveries of: 68% for silver, 82% for gold or 78% for silver, 87% for gold if the material is first re-ground at the mill and then leached in tanks.  The Technical Report is a preliminary economic assessment and should not be considered a prefeasibility or feasibility study, as the economics and technical viability of the oxide tailings have not been demonstrated at this time.  The above preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to apply economic considerations that would allow for categorization as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This tailings mineral resource will be mined through surface methods and without blasting. A truck/front-end loader arrangement will be used and will operate one 8 hour shift per day, 365 days per year for the 4.7-year life of this Project. Initially the oxide tailings, which are at the bottom of the pile, will be processed without having to move the sulphide tailings, which covers only a portion of the oxide tailings. Not all of the sulphide tailings need to be removed to gain access to the oxide tailings. Approximately 0.5 million tonnes of oxide tailings will be sent to the heap leach pad annually.

Metal Production

Total Tonnes to Mill	2,340,000
Annual Tonnes to Mill	500,000
Mine Life	5 years
Average Silver Grade (g/t)	91.30 g/t
Average Gold Grade (g/t)	0.54 g/t
Total Silver Production (oz)	4,814,000
Total Gold Production (oz)	31,000
Average Annual Silver Production (oz)	1,028,860
Average Annual Gold Production (oz)	6,580

Economics

	Base Case	Spot Price Case
Gold Value (US$)	$1,256	$1,622
Silver Value (US$)	$20.38	$28.36
IRR	54.4%	92%
Payback period	1.6 years	1.1 years
NPV (US$’000) 8% discount rate	$38,647	$74,186

*Data disclosed in July 25th, 2012 technical report by Tetra Tech: A Technical Report on the Avino Property.  Michael O'Brian, M.Sc.,  Pr.Sci.Nat, FGSSA, FAusIIM, FSAIIM,  Hassan Ghaffari, P.Eng., Jacques Ouellet, P.Eng., Ph.D., Monica Danon-Schaffer, Ph.D, P.Eng., Sabry Abdel Hafex, Ph.D., P.Eng and Wayne Stoyko, P.Eng., are the Qualified Persons, as defined under  National Instrument 43-101, who supervised and are responsible for the Technical Report on the Avino Property.

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

Avaron Mining Corp. Option Agreement. In January 2012, Avino entered into an option agreement with Avaron Mining Corp. (“Avaron”), whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property.

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

After earning a 75% interest, Avaron may either elect to form a Joint Venture with Avino, or has the following two options to earn the remaining 25% interest:

Option 1. Avaron may elect within the next six months to place the property into production and commence commercial production within 3 years, subject to a 2.5% Net Smelter Return and a minimum $200,000 annual advance royalty payments payable for 5 years or until production begins; or

Option 2. If Avaron does not elect to place the property into production, Avaron must pay $100,000 annual advance royalty payments and 250,000 common shares to Avino on or before each of the sixth and seventh anniversaries of January 3, 2012 and at its sole expense, complete drilling of an additional 10,000 metres in depth on the Property or incur an additional $2,000,000 in exploration costs in lieu of such drilling on or before the seventh anniversary of the January 3, 2012.

In November 2012 Avino entered into an amending agreement dated November 22, 2012 to amend the option agreement dated January 3, 2012 (the “Option Agreement”) with Avaron, whereby Avaron was required to issue an extra 100,000 common shares to Avino in order to shift the first anniversary cash payment and work commitment down for a year.

Concurrently, Avino, Avaron and Benz Capital Corp. (“Benz”) entered into an Option Purchase and Assignment Agreement dated November 30, 2012 (the “Purchase Agreement”) whereby, Benz may acquire all of Avaron's interest in the Option Agreement pursuant to which Avaron has the option to acquire from Avino up to an undivided 100% interest in the Eagle Property. Avino agreed to provide the consent to the Purchase Agreement for 50,000 common shares from Benz.

Proposed Work Program. The Company does not proposed to conduct any work at the Eagle property since it is subject to an option to Avaron.

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

Proposed Work Program. No further work program has been proposed.

EL Laberinto Property

Ownership. Avino is, directly or through its wholly-owned Mexican subsidiary Compania Minera Mexicana de Avino, S.A. de C.V., the sole legal and beneficial owner of 100% of the rights, title and interest in and to the Laberinto Property located in Durango State, Mexico

Property Description and Location. The El Laberinto property is situated 60 kilometres NE of Durango, Mexico and 25 kilometres west of Avino’s main mine. It occurs in the Sierra La Silla (hills) which form part of a large volcanic caldera which also contains Avino’s main holdings. The Sierra La Silla area contains many silver, gold, lead, zinc and copper veins similar to those at Avino which are also situated in the lower volcanic Andesite sequence.

History. El Laberinto is a small property today and is a remnant of a much larger land package in the area once controlled by Avino.

During 1995 Avino mapped the La Silla area and sampled the principal veins. Avino had assembled the land package in the district in search of another Avino main vein. (Report August 1995)

Avino drove an adit on the Veta Grande (“Big Vein”) in late 1995. Values of silver and gold were sub economic. The adit was stopped at approximately 300 metres length before it reached the main shoot described in the 1995 report. Three holes were drilled below the adit, assays are unavailable.

Avino does not consider that the Big Vein has been adequately explored to date. Although the adit showed low values, it did not reach the principal shoot and was likely too high on the vein structure.

In July 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour"), whereby Endeavour was granted the option to acquire up to a 75% interest in the El Laberinto Property, Durango State, Mexico, consisting of approximately 91.7 hectares. In order to exercise the option, Endeavour must pay up to US $200,000 in annual installments over 4 years to Avino in option payments, and incur up to US$3 million in exploration work on the El Laberinto Property over the next 4 years

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties. If any party's participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter returns royalty.

Proposed Work Program. In light of Endeavour’s option on the El Laberinto property, the Company does not anticipate spending funds on the property.

Other Properties (Durango, Mexico)

Avino also has mineral rights for 5 other properties in the Durango State of Mexico:

The El Hueco property, located near Silver Standard’s Pitarilla mine close to the town of Santiago Papasquiaro is comprised of 5 adjoining concessions and covers approximately 1312.42hectares. Avino assembled the land package between1999 and 2005.

The Ana Maria property, located near Gomez Palacio consists of 9 adjoining concessions and covers approximately2545hectares. Avino assembled the land package in 2001 and 2002.

The La Potosina, El Fuerte and Aranjuez concessions, used to be contiguous with the Avino Mine property where the bulk of the work has been taking place, but claims in between these mining concessions and the Avino Mine property have been dropped.

Avino considers these properties to be of merit, but has no current plans for exploration and development at this time.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2012, 2011 and 2010 included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) for the years ended December 31, 2012 and 2011.

For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). The annual audited consolidated financial statements for the year ended December 31, 2011 were our first annual consolidated financial statements that were prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘‘IASB’’).

A. Operating Results

Developments for 2012

San Gonzalo

Following the completion of the bulk sample which was comprised of material from levels 1 and 2, mine advancement at San Gonzalo has been ongoing. In 2012, the remaining material from the stopes on level 2 was mined and brought to the surface. During the year, level 3 was the main focus of mining activities with two stopes having been developed and partially extracted by the end of the year. By the end of July, a decline from level 3 to level 4 had been completed and work on the ramp to level 5 had commenced. By year-end, level 5 had been reached and stope development on level 4 was underway. Underground advancement for 2012 totaled 2,558 metres consisting of ramp advancement, cross cuts, drifts and raises.

Production at San Gonzalo

The Company declared production to have been achieved as of October 1, 2012 at its San Gonzalo mine and Avino processing facility. Results from the first six months of operations are reported in the table below:

	Oct 2012	Nov 2012	Dec 2012	Jan 2013	Feb 2013	Mar 2013
Total Mill Feed (dry tonnes)	6,647	6,528	6,364	6,392	6,418	6,913
Average Daily Throughput (tpd)	214	218	235	228	229	230
Days of Operation	31	30	27	28	28	30
Feed Grade Silver (g/t)	233	256	287	315	306	307
Feed Grade Gold (g/t)	0.93	0.99	1.19	1.27	1.19	1.40
Bulk Concentrate (dry tonnes)	180	177	181	197	166	206
Bulk Concentrate Grade Silver (kg/t)	7.04	7.37	7.90	8.32	9.43	8.52
Bulk Concentrate Grade Gold (g/t)	25.0	25.4	28.6	29.1	30.4	34.5
Recovery Silver (%)	82	78	78	81	80	83
Recovery Gold (%)	72	69	68	70	66	73
Mill Availability (%)	97.2	98.1	87.9	91.1	99.0	96.7
Total Silver Produced (kg)	1,265	1,302	1,433	1,638	1,565	1,757
Total Gold Produced (g)	4,489	4,487	5,185	5,722	5,036	7,117
Total Silver Produced (oz) calculated	40,671	41,870	46,066	52,779	50,315	56,488
Total Gold Produced (oz) calculated	144	144	167	184	162	228
Total Silver Equivalent Produced (oz)	47,888	49,083	54,401	62,781	59,228	69,098

Comparative figures from Q4 2012 and Q1 2013 are as follows:

	Q4 2012	Q1 2013	% Change
Total Mill Feed (dry tonnes)	19,539	19,723	0.9
Total Mill Feed (dry tonnes)	19,539	19,723	0.9
Average Daily Throughput (tpd)	222	229*	3.1
Days of Operation	88	86	(2.30)
Feed Grade Silver (g/t)	259	309*	19.3
Feed Grade Gold (g/t)	1.04	1.29*	24.0
Bulk Concentrate (dry tonnes)	538	568	5.6
Bulk Concentrate Grade Silver (kg/t)	7.44	8.72*	17
Bulk Concentrate Grade Gold (g/t)	26.33	31.4*	19.3
Recovery Silver (%)	79	81*	2.5
Recovery Gold (%)	70	70*	0
Mill Availability (%)	94.4	95.5*	1.2
Total Silver Produced (kg)	4,000	4,960	24.1
Total Gold Produced (g)	14,161	17,875	26.2
Total Silver Produced (oz) calculated	128,607	159,582	24.1
Total Gold Produced (oz) calculated	455	574	26.2
Total Silver Equivalent Produced (oz)	151,372	191,107	26.2

Silver equivalent for Q1 2013 were calculated using a 55:1 ratio for silver to gold. For Q4 2012, a 50:1 ratio was used in the calculation. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

•	Feed grade for silver during Q1 2013 increased by 19.3% over Q4 2012

•	Feed grade for gold during Q1 2013 increased by 24% over Q4 2012

•	Bulk concentrate grades for silver and gold increased by 17% and 19.3% respectively during Q1 2013 as compared to Q4 2012

•	The above resulted in a 24.1% and 26.2% increase in silver and gold production respectively.

Milling - Historic Avino Mine Above Ground Stockpiles

During the first three quarters of 2012, Avino processed material left from past mining of the main Avino vein. The historic stockpiles had been left on the surface in various locations across the property making delivery for processing easy and cost efficient. The stockpiles provided Avino an opportunity to generate cash flow while tuning the mill and continuing underground advancement and mining at San Gonzalo. During this period, the Company was considered an exploration stage company, therefore the proceeds from the sale of this concentrate was charged as a reduction of Exploration and evaluation assets  and exploration costs; all concentrate produced during the period was sold. Quarterly output results from this project are as follows:

2012 Quarter	Source of Mill Feed	Feed Material Processed (tonnes)	Concentrate Produced (tonnes)	Ag oz Produced (calculated)	Au oz Produced (calculated)	Ag Eq oz Produced* (calculated)
Q1	Historic ET Stockpiles	14,600	176	17,875	220	28,875
Q2	Historic ET Stockpiles	16,900	134	14,129	180	23,129
Q3	Historic ET Stockpiles	20,015	323	31,024	381	50,074
Total	Historic ET Stockpiles	51,515	633	63,028	781	102,078

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Exploration - Avino Mine

In February 2012, a new long-term royalty agreement was signed to grant Avino mining rights to the main Avino vein. Mining activities were suspended on the Avino vein in 2001 due to low metals prices and the closure of a key smelter.  Shortly after signing the new royalty agreement, the Company initiated an exploration program to further define remaining resources. The 2012 drill program, which totaled 3,263 metres through 9 holes was intended to form the basis for a current mineral resource estimate below level 12 to be included in a forthcoming NI 43-101 compliant resource report. The results were consistent with results from drilling conducted between 2006 and 2008 and demonstrated the thickness and consistency of the vein. Full results from the drill program can be viewed in the exploration section above.

Development – Avino Mine

To resume underground development of the Avino mine, the existing underground workings must first be dewatered. During the year, construction of a water treatment plant and water testing was completed.  As of April 30, 2013,  the water level had receded down to level 8 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. Avino is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it will be discharged to the El Caricol dam on the property and used for milling as well as for irrigation of local farms. Dewatering is expected to reach the bottom of the flooded area (level 11) within 6 to 8 months with operations expected to resume in 2014.

A review of the underground workings by mine personnel above the water level is also taking place to identify potential mining areas for mill feed; this represents part of the exploration program aimed at reopening the ET (Avino) mine.

Mill Expansion

In Q4 2012, Avino began to re-furbish a second 250 tpd circuit (circuit 2) to process remaining historic aboveground stockpiles left from past mining of the main Avino Vein. The Company expects the stockpiles will provide enough mill feed for approximately seven months of operations. During the third quarter of 2012, Circuit 1 (250 tpd) produced 50,074 ounces of silver equivalent (calculated) from the same stock piles, Avino expects output will be similar from Circuit 2 once it's activated in Q2 of this year. After the historic stockpiles have been depleted, the new circuit will have the ability to process additional mill feed from the San Gonzalo and Avino Mines as they are developed at depth.
Financing

In January 2013, the Company completed a credit facility with Caterpillar Finance for up to US $5 million. The financing will help Avino advance its current operations at San Gonzalo and reopen the old Avino Mine. The credit facility bears interest at rates ranging from 0% to 4.95% per annum. Equipment leased under the credit facility has terms of 18 months to 60 months. These terms are dependent on the Company's requirements and equipment acquired. With the credit facility in place, the Company has acquired several key pieces of mining equipment including: a new Caterpillar 420F Backhoe loader, Caterpillar R1600 Scoop tram and an Oldenburg underground rock drill. This equipment represents roughly one third of the credit facility

Results of Operations The review of the Company’s financial results is based on the fiscal years ended December 31, 2012, and 2011.

Twelve months ended December 31, 2012 compared with the twelve months ended December 31, 2011.

Revenues

On October 1, 2012, Avino achieved commercial production at the San Gonzalo mine.  During the fourth quarter the San Gonzalo mine produced 561 tonnes of bulk silver/gold concentrate recognizing revenues of $2,255,376 on the sale of 368 tonnes of concentrate bulk silver/gold with a cost of sales of $1,434,569 for a gross profit of $820,807. Metal prices for revenues recognized in that period, weighted by dollar of revenue recognized averaged US$31.54 per ounce of silver, US$1,680 per ounce of silver.

Prior to commencing commercial production at San Gonzalo on October 1, 2012, the Company’s processing facility was used to treat process historic stockpiles remaining from the previous operation prior to 2001. In accordance with Company’s accounting policy, the proceeds from concentrate sales for the first nine months of 2012 was recorded as a reduction of exploration and evaluation costs.  During the first nine months this activity produced 633 tonnes of concentrate generating proceeds of  $3,490,581.

Operating and administrative expenses

Operating and administrative expenses were $1,929,746 for the year ended December 31, 2012 as compared with of $4,042,647 for the year ended December 31, 2011, a decrease of $2,112,901.  The decrease was primarily due to a reduction in share-based payments to employees, directors, and consultants which decrease by $2,511,212 during the year. The decrease in share-based payments is due to more options being granted in the year ended December 31, 2011, than for the year ended December 31, 2012.  The decrease in share-based payments was partially offset by increases in office and miscellaneous of $331,322 and salaries and benefits $284,532.

Loss for the year

The loss for the year ended December 31, 2012 was $1,263,178 compared with a loss of $4,184,351 for the year ended December 31, 2011, a decrease in loss of 2,921,173. The significant differences include the recognition of mine operating income of $820,807 and a decrease of share-based payments of $2,511,212.

Twelve months ended December 31, 2011 compared with the twelve months ended December 31, 2010

Operating and administrative expenses

Operating and administrative expenses were $4,042,647 for the year ended December 31, 2011 as compared with of $1,110,643 for the year ended December 31, 2010, an increase of $2,932,004. The increase was primarily due to share-based payments to employees, directors, and consultants which increased by $2,187,872 during the year. The increase in share-based payments is due to more options being granted in the current year. Other increases include $105,786 in office and miscellaneous due to an increase in mining activity at the Company’s Mexican subsidiary and higher occupancy costs incurred by the parent company. There were also increases in management fees of $200,260 due to a one-time bonus paid to the CEO, and an increase in investor relation expenses of $195,432 due to the NYSE Mkt listing and increased promotional media.

Loss for the year

The loss for the year ended December 31, 2011 was $4,184,351 compared with a loss of $790,840 for the year ended December 31, 2010, an increase in loss of $3,393,511. The significant differences include an increase in general and administrative expenses of $2,932,004 as discussed above. This was offset by an increase in interest income of $64,651 and an increase in gain on foreign exchange of $48,453 due to fluctuations in the Mexican Peso and US Dollar. The Company incurred an unrealized loss on investments in related companies of $212,966 compared to an unrealized gain of $313,323 in the prior year which resulted in an increase in unrealized loss of $526,289.

B.  Liquidity and Capital Resources

During the year ended December 31, 2012, the Company incurred expenditures relating to its Mexican properties of $2,392,914 which was offset by the sale of concentrate of $3,490,581. The Company had non-cash additions to Mexican properties of $250,100 relating to deferred depreciation on property, plant, and equipment and $204,334 relating to common shares issued for rights extension, and non-cash reductions of $2,661,265 and $136,511 relating to amounts transferred to mining properties and movements in foreign exchange . The net decrease to Exploration and evaluation assets at the Company’s Mexican properties was $3,441,009. The Company also acquired property, plant and equipment of $981,119, not including the amount transferred from exploration and evaluation assets, net of depreciation of $308,962 and foreign exchange movements of $26,222 The Company is now in commercial production and earned operating revenues of $2,255,376 in addition to interest and other income of $45,224 during the year ended December 31, 2012.

During the year ended December 31, 2011, the Company incurred expenditures relating to its Mexican properties of $3,831,493 which was offset by the sale of concentrate of $3,114,552. The Company had non-cash additions to Mexican properties of $232,821, $292,000, and $137,749 relating to deferred depreciation on property, plant, and equipment, reclamation provision, and movements in foreign exchange respectively. The net change to exploration and evaluation assets at the Company’s Mexican properties was a decrease of $1,376,871. The Company also acquired property, plant and equipment of $1,483,453 net of depreciation of $235,566 and foreign exchange movements of $53,544.

The Company’s cash and cash equivalents at December 31, 2012 totaled $4,035,985 compared to $5,282,464 at December 31, 2011, while working capital totaled $5,363,372 compared to $5,723,398 for the same dates respectively. At December 31, 2012, the Company had current liabilities of $1,476,681 (2011 - $804,740). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

C.  Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D.  Trend Information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in exploration companies. The appeal of exploration companies as investment alternatives could affect the liquidity of the Company and thus future exploration, development and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E.  Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

As at December 31, 2012, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$1,145,747	$1,145,747		-	-
Minimum rental and lease payments	922,206	248,512	495,788	101,400	76,506
Deferred Income Tax Liabilities	2,365,677	-		-	2,365,677
Total	$4,433,630	$1,394,259	$495,788	$101,400	$2,442,183

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at April 30, 2013. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on June 27, 2013.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since

Michael Baybak Director	A business consultant.	June 1990
Gary Robertson Director	Certified Financial Planner, Director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Levon Resources Ltd., Mill Bay Ventures Inc. and Sage Gold Inc.	August 2005
David Wolfin Director/President/CEO
Director and VP Finance of Berkley Resources Inc., President and Director of Coral Gold Resources Ltd. and Gray Rock Resources Ltd. and Director of Bralorne Gold Mines Ltd., Mill Bay Ventures Ltd. and Cresval Capital Corp.

October 1995
Andrew Kaplan Director	A business consultant, Director of Coral Gold Resources Ltd.	September 2011
Jasman Yee Director	Metallurgical Engineer	January 2011
Dorothy Chin Corporate Secretary	Corporate Secretary of Bralorne Gold Mines Ltd., Ltd., and Levon Resources Ltd.	September 2008
Malcolm Davidson* Chief Financial Officer	Chief Financial Officer of Coral Gold Resources Ltd., Gray Rock Resources Ltd., and Avaron Mining Corporation	March 2012

* Ms. Lisa Sharp resigned as CFO on March 5, 2012 and Mr. Malcolm Davidson was appointed as CFO on the same date.

B. Compensation

During the last completed fiscal year of the Company, the Company had three executive officers, namely, David Wolfin, Chief Executive Officer; Malcolm Davidson, Chief Financial Officer (appointed on March 5, 2012); and Lisa Sharp, former Chief Financial Officer who resigned on March 5, 2012.

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

The compensation of the executive officers is reviewed and recommended for Board approval by the Company’s Compensation Committee. Although the Board has not formally evaluated the risks associated with the Company’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company’s compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Gary Robertson (Chair), Michael Baybak, Jasman Yee and Andew Kaplan, all of whom are independent, except for Jasman Yee, applying the definition set out in Section 1.4 of NI 52-110 since he provided consulting services to the Company. See “Corporate Governance – Compensation Committee” for a discussion of the role and responsibilities of the Compensation Committee.

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management’s interests with the long term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)
ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of development and its available financial resources.  The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary.  In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

Other than discussed above, the Company has no other forms of compensation.  Payments may be made from time to time to individuals [directors] or companies that they control for the provision of consulting services which may be deemed a form of compensation.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

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

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company’s compensation strategy as set out above.

2)	Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2012 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)	Total compensation ($)
David Wolfin(5) President, CEO & Director	2012	$150,000	NIL	NIL	NIL	NIL	NIL	$150,000
	2011	$145,500	NIL	$1,058,200	150,000	NIL	NIL	$1,353,700
	2010	$96,000	NIL	$65,300	NIL	NIL	NIL	$161,300
malcolm davidson cfo*	2012	$32,378	NIL	NIL	NIL	NIL	NIL	$32,378
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Lisa Sharp Former CFO*	2012	$9,063	NIL	NIL	NIL	NIL	NIL	$9,063
	2011	$27,521	NIL	$124,600	NIL	NIL	NIL	$152,121
	2010	$20,992	NIL	$18,300	NIL	NIL	NIL	$39,292

1 The Company does not currently have any share-based award plans.
2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model. There were no new option based awards issued during the year.
3 The Company’s sole non-equity incentive plan is the payment of a discretionary cash bonus.
4 The Company does not have any pension plans.
5On June 24, 2010, Mr. David Wolfin was appointed CEO.  Mr. David Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by David Wolfin.
*Ms. Lisa Sharp resigned as CFO on March 5, 2012 and Mr. Malcolm Davidson was appointed as CFO on the same date.

Annual Base Salary

Base Salary for the executive officers is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers similar in size and within the industry and review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the executive officers is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

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

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards is upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the executive officers which the Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3)	Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at December 31, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)1	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin President, CEO & Director	65,000	$0.75	Feb. 27, 2013	$69,550	Nil	Nil	Nil
	15,000	$0.81	Jan 14, 2015	$15,150	Nil	Nil	Nil
	95,000	$1.05	Sept 15, 2015	$73,150	Nil	Nil	Nil
	410,000	$2.30	Jan 18, 2016	N/A	Nil	Nil	Nil
	360,000	$2.00	Sept 30, 2016	N/A	Nil	Nil	Nil
malcolm davidson CFO	20,000	$2.30	Jan 18, 2016	N/A	Nil	Nil	Nil
	40,000	$2.00	Sept 30, 2016	N/A	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	$5,500	Nil	Nil	Nil

1 In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2012 and the exercise price of the option. The closing market price for the Company's common share as at December 31, 2012 was $1.82 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2012:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Malcolm Davidson CFO	Nil	Nil	Nil
Lisa Sharp Former CFO	Nil	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4)	Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. Any such purchases would be subject to applicable insider reporting requirements.

5)	Termination and Change of Control Benefits

On January 1, 2013, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin, which contains certain provisions in connection with termination of employment or change of control.

The Agreement can be terminated at any time prior to the expiry of the term, as follows:

a)	by Mr. Wolfin electing to give the Company not less than 3 months prior notice of such termination;

b)	by the Company electing to give Mr. Wolfin 3 months prior notice of such termination along with a termination payment equal to the annual consulting fee; and

c)
by Mr. Wolfin electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if Mr. Wolfin so elects to terminate this Agreement, then Mr. Wolfin will be entitled to a termination payment equal to the annual consulting fee within thirty (30) days of the date of termination.

A Change of Control shall be deemed to have occurred when:

i)
any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

ii)
completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

iii)
a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

iv)
a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

6)	Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director,  in their capacity as directors for the year ended December 31, 2012:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael* Baybak	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Gary* Robertson	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Jasman Yee	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Andrew* Kaplan	$4,500	NIL	NIL	NIL	NIL	NIL	$4,500

*Independent & Non-Employee Directors

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2012:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)(1)
Michael Baybak	25,000 15,000 20,000 100,000 40,000 25,000	$0.75 $0.81 $1.05 $2.30 $2.00 $1.60	Feb 27, 2013 Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018	$26,750 $15,150 $15,400 Nil Nil $5,500	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Gary Robertson	25,000 15,000 30,000 100,000 60,000 25,000	$0.75 $0.81 $1.05 $2.30 $2.00 $1.60	Feb 27, 2013 Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018	$26,750 $15,150 $23,100 Nil Nil $5,500	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Jasman Yee	15,000 30,000 100,000 60,000 25,000	$0.75 $1.05 $2.30 $2.00 $1.60	Sept 22, 2014 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018	$16,050 $23,100 Nil Nil $5,500	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Andrew Kaplan	20,000 5,000 40,000 25,000	$2.00 $2.30 $2.00 $1.60	Dec 9, 2013 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018	Nil Nil Nil $5,500	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2)
The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2012 and the exercise price of the option.  The closing market price of the Company’s common shares as at December 31, 2012 was $1.82 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2012:

Name (1)	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Baybak	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil
Jasman Yee	Nil	Nil	Nil
Andrew Kaplan	Nil	Nil	Nil

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company entered into a consulting agreement between Intermark Capital Corporation, a company wholly owned by David Wolfin, the named executive officer of the Company on January 1, 2013. For details please see “Termination and Change of Control Benefits” above.

C. Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General & Special Meeting, held on June 22, 2012, the shareholders elected Messrs. Michael Baybak, Gary Robertson, David Wolfin, Jasman Yee and Andrew Kaplan as directors of the Company.

The Board has considered the relationship of each director to the Company and currently considers three of the five directors to be “unrelated” (Messrs. Baybak, Robertson, and Kaplan). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal Code of Ethics (“Code”) has been adopted and applies to all directors, officers and employees. The Board meets on at least a quarterly basis and following the annual meeting of shareholders. The frequency of the meetings and nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2012, the Board met five times.

To facilitate the functioning of the Board independently of management, the Audit Committee, Compensation Committee and Governance and Nominating Committee consist of majority independent directors. When appropriate, members of management are not present for the discussion and determination of certain matters at meetings of the Board. The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

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

The Audit Committee currently consists of three directors, Gary Robertson, Andrew Kaplan and Jasman Yee, two of whom are independent.  Jasman Yee is not independent because he provided consulting services to the Company.  All of the members are financially literate, and have accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement.  “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP and International Financial Reporting Standards (“IFRS).

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

The Compensation Committee consists of four directors, Messrs. Yee, Robertson, Kaplan and Baybak, three of whom are unrelated; Mr. Yee is not unrelated.

The charter of the Compensation Committee is available at the Company’s website at www.avino.com.

Governance and Nominating Committee

The Governance and Nominating Committee review/recommend matters to the Board with respect to the governance and nominating matters. In this regard, the purpose of the Governance and Nominating Committee is to:

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

The Governance and Nominating Committee currently consists of three directors, Messrs. Yee, Kaplan and Baybak, two of whom are unrelated; Mr. Yee is not unrelated.

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com.

D. Employees

As at December 31, 2012, the Company has 85 employees located in Mexico. The Company’s senior management as well as administrative and corporate services are located in Canada and are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

As at December 31, 2011, the Company had 69 employees located in Mexico, and as at December 31, 2010, the Company had 40 employees located in Mexico.

E. Share Ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of April 30, 2013:

Name of Beneficial Owner	Number of Shares	Percent

Michael Baybak	64,700	*
Gary Robertson	122,900	*
David Wolfin	381,184	1.4%
Jasman Yee	44,643	*
Andrew Kaplan	9,375	*
Malcolm Davidson	Nil	N/A
*Less than one percent

Outstanding Options

The following information, as of April 30, 2013, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
David Wolfin President, CEO and Director	15,000 95,000 410,000 360,000	Jan 14, 2010 Sept 10, 2010 Jan 18, 2011 Sept 30, 2011	$0.81 $1.05 $2.30 $2.00	Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016

Malcolm Davidson CFO	20,000 40,00 25,000	Jan 18, 2011 Sept 30, 2011 Feb 18, 2013	$2.30 $2.00 $1.60	Jan 18, 2016 Sept 30, 2016 Feb 18, 2018

Michael Baybak Director	15,000 20,000 100,000 40,000 25,000	Jan 14, 2010 Sept 10, 2010 Jan 18, 2011 Sept 30, 2011 Feb 18, 2013	$0.81 $1.05 $2.30 $2.00 $1.60	Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018

Gary Robertson Director	15,000 30,000 100,000 60,000 25,000	Jan 14, 2010 Sept 10, 2010 Jan 18, 2011 Sept 30, 2011 Feb 18, 2013	$0.81 $1.05 $2.30 $2.00 $1.60	Jan 14, 2015 Sept 10, 2015 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018

Jasman Yee Director	22,857 100,000 60,000 25,000	Sept 10, 2010 Jan 18, 2011 Sept 30, 2011 Feb 18, 2013	$1.05 $2.30 $2.00 $1.60	Sept 10, 2015 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018

Andrew Kaplan Director	10,625 5,000 40,000 25,000	Dec 09, 2010 Jan 18, 2011 Sept 30, 2011 Feb 18, 2013	$2.00 $2.30 $2.00 $1.60	Dec 09, 2013 Jan 18, 2016 Sept 30, 2016 Feb 18, 2018

Item 7.  Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of April 30, 2013, to the knowledge of the Company, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities other than:

Name	Number of Common Shares	Percentage
Sprott Inc. (1)	4,774,600	15.9

(1) Sprott Inc. and Sprott Canadian Equity Fund have filed a Joint Schedule 13G in which they have indicated that they beneficially own 4,774,600 common shares.

As of April 30, 2013, there were 27,433,934 common shares issued and outstanding. Of those common shares issued and outstanding, 22,202,407 common shares were held by 277 shareholders whose addresses were in Canada.

B. Related Party Transactions

During the year ended December 31, 2012, the Company paid, or made provision for the future payment of the following amounts to related parties:

i)
$455,756 (2011 - $392,751) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$150,000 (2011 - $295,500) to a private company controlled by Mr. Wolfin for management fees;

iii)	$63,938 (2011 - $48,429) to a private company controlled by a director of a related company for geological consulting services;

iv)	$22,500 (2011 - $18,750) to Directors for Directors fees.

v)
The amounts due to related parties consist of $147,845 (December 31, 2011 - $179,338) due to Oniva;$24,469 (December 31, 2011 - $19,625) due to Directors for Directors fees; $2,400 (December 31, 2011 -$4,800) due to director of a related company for geological consulting services;

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

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2012.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following sets forth the high and low prices expressed in Canadian Dollars on the TSX-V and U.S. Dollars on the OTCBB/NYSE-Mkt for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last four months.

	TSX-V (Canadian Dollars)		OTCBB/NYSE-Mkt* (United States Dollars)
Last Four Months	High	Low	High		Low
April 30, 2013	1.51	1.07	1.49		1.05
March 31, 2013	1.74	1.41	1.69		1.47
February 28, 2013	1.78	1.37	1.80		1.33
January 31, 2013	1.90	1.47	1.95		1.52

2012	High	Low	High		Low
Fourth Quarter ended December 31, 2012	1.89	1.37	1.90		1.42
Third Quarter ended September 30, 2012	1.80	1.12	1.74		1.07
Second Quarter ended June 30, 2012	2.10	1.08	2.10		1.08
First Quarter ended March 31, 2012	2.52	1.51	2.54		1.46

2011	High	Low	High		Low
Fourth Quarter ended December 31, 2011	2.14	1.42	2.16		1.39
Third Quarter ended September 30, 2011	2.90	1.66	2.94	*	1.61	*
Second Quarter ended June 30, 2011	3.42	2.04	3.56		2.02
First Quarter ended March 31, 2011	3.47	2.23	3.54		2.26

Last Five Fiscal Years	High	Low	High		Low
2012	2.52	1.08	2.54		1.07
2011	3.47	1.42	2.94	*	1.39	*
2010	2.95	0.66	2.89		0.63
2009	0.99	0.38	0.95		0.30
2008	1.78	0.18	1.79		0.20

*The Company listed on the NYSE-MKT on August 2, 2011 under the symbol “ASM”. Prior to listing its common shares on the NYSE Mkt, the Company’s common shares were quoted on the OTC Bulletin Board.

B. Plan of Distribution

Not Applicable.

C. Markets

The Company’s common shares are listed on the TSX-V under the symbol “ASM”, on the Berlin & Frankfurt Stock Exchange under the symbol “GV6” and listed on the NYSE-Mkt, under the symbol “ASM”. In July, 2012, the Company’s listing on the TSX Venture Exchange was re-classified to Tier 2 status.

On May 11, 2012, as a result of a review by the British Columbia Securities Commission (“BCSC”), we issued a news release to clarify and retract certain disclosures made pertaining to conceptual exploration targets and economic analyses of mineral resources at our Avino property in Durango, Mexico. As indicated in the news release, certain disclosure relating to our properties provided in news releases, on our website and in investor materials, did not comply with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). On July 3, 2012, the BCSC issued a cease trading order until concerns raised by the BCSC regarding disclosure of the Avino property had been addressed. On July 25, 2012, the BCSC’s cease trade order was revoked and the Company’s common shares resumed trading on the TSX-V and NYSE-Mkt on July 30, 2012.

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

Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; and (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

The directors of the Company must be persons of the full age of 18 years. There is no minimum share ownership to be a Director. No person shall be a director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the British Columbia Securities Act or the British Columbia Mortgage Brokers Act cancelled within the last five years.

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

C. Material Contracts

1. Intermark Capital Corporation Consulting Agreement
2. Minerales de Avino SA de SV Agreement
3. Avaron Mining Corp. Option Agreement
4. $5 Million Master Credit Facility with Caterpillar Credito, S.A. de C.V.
5. Benz Capital Corp. Option Purchase and Assignment Agreement
6. Option and Joint Venture Agreement with Endeavour Silver Corp.

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

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U.S. Holder nor persons with whom the U.S. Holder did not deal at arms-length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Federal Income Tax Consequences

Passive Foreign Investment Company

In light of the Company’s production at the San Gonzalo mine during the fourth quarter of 2012, the Company may not be deemed a passive foreign investment company, referred to as a “PFIC” for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

If the Company qualifies as a PFIC, and unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a “qualified electing fund”, referred to as a “QEF” (described below), or (ii) marks the stock to market (described below), the following rules apply:

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

The Company files annual reports and furnishes other information with the SEC via Edgar. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

Our principal executive office is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada. Our telephone number is (604) 682-3701. Our website is located at www.avino.com. Information contained on, or that can be accessed through, our website is not part of this Annual Report.

Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

I. Subsidiary Information

None.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Audit Committee of our board of directors regularly reviews foreign exchange and interest rates. Our policy prohibits the use of financial instruments for speculative purposes. See Note 21 in our annual audited consolidated Financial Statements contained in this annual report on Form 20-F for quantitative and qualitative disclosure of market risk.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On April 23, 2013, the Board of Directors approved and adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is subject to, among other things, the acceptance of regulatory authorities, ratification by the shareholders of the Company. The Rights Plan entitles shareholders to severable rights to purchase additional shares of the Company upon the occurrence of a take-over bid (i.e. an offer to purchase 20% or more of the issued shares, when aggregated with the offeror's shareholdings), which fails to meet certain conditions. Bids which meet these conditions ("Permitted Bids") do not trigger the rights to purchase additional shares. Permitted Bids are offers which meet all of the following conditions:

1. The offer is made to all shareholders and includes shares issuable upon exercise of share purchase warrants, stock options and other convertible securities;

2. The offer must contain an irrevocable and unqualified provision that no shares will be taken up or paid for prior to the close of business on a date less than 60 days following the date of the Bid, and only if at such date more than 50% of the shares held by independent shareholders have been deposited or tendered and not withdrawn;

3. The offer must contain an irrevocable and unqualified provision that any share deposited may be withdrawn at any time until being taken up and paid for; and

4. The offer must contain an irrevocable and unqualified provision that if the deposit conditions set out in above are met, then the offeror will make a public announcement of that fact, and the bid will remain open for deposits or tenders of additional shares for not less than 10 business days from the date of the public announcement.

The Rights Plan is designed to ensure that all shareholders are treated fairly and equitably in the event of a take-over bid.

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

Management’s Report on Internal Control Over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Reporting Standards, and that our company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Our management, including our principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2012 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2012 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting; however these steps were not complete as of December 31, 2012. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2012: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the Company’s year ended December 31, 2012 were $115,000 (2011: $84,880; 2010: $89,000).

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for the year ended December 31, 2012 were $4,500 (2011: $5,900; 2010: $Nil).

Tax Fees

The tax fees billed by Manning Elliott LLP for the year ended December 31, 2012 are estimated to be $2,600 (2011: $2,600; 2010: $3,200).

All Other Fees

The aggregate fees billed by Manning Elliott LLP for advisory and review services relating to the Company’s annual report on Form 20-F for the year ended December 31, 2012 are estimated to be $4,000 (2011 $4,000; 2010: $5,000).

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2012. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

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

Item 16H. Mine Safety Disclosure

Under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and pursuant to this Item 16H, each operator of a coal or other mine is required to include disclosures regarding certain mine safety results in its periodic reports filed with the SEC. The operation of the our quarries is subject to regulation by the federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977. We do not own any mines in the United States and as a result, this information is not required.

Part III

Item 17. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Item 18. Financial Statements

See Item 17.

Item 19.  Exhibits

Exhibit Number	Name

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
2.1	Shareholders Rights Plan Agreement dated Apr. 22, 2013
4.1	Share Purchase Agreement dated March 22, 2004*
4.2	Intermark Capital Corporation Consulting Agreement dated Jan. 1, 2013
4.3	Minerales de Avino SA de SV Agreement dated Feb. 18, 2012
4.4	Stock Option Plan
4.5	$5 Million Master Credit Facility with Caterpillar Credito, S.A. de C.V. and Continuing Guarantee dated Dec. 17, 2012
4.6	Avaron Mining Corp. Option Agreement dated Jan 03, 2012
4.7	Benz Capital Corp. Option Purchase and Assignment Agreement dated Nov. 30, 2012
4.8	Endeavour Silver Corp. Option to Joint Venture Agreement dated Jul 30, 2012
8.1	List of Subsidiaries
11.1	Code of Ethics
11.2	Audit Committee Charter
11.3	Governance & Nominating Committee Charter
11.4	Compensation Committee Charter
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
13.3	Consent of Tetra Tech
___________________________
*  Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been audited by Manning Elliott LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”
David Wolfin	Malcolm Davidson
President & CEO	Chief Financial Officer
April 30, 2013	April 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and the related notes comprising a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 30, 2013

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents		$4,035,985	$5,282,464
Interest receivable		1,070	53,643
Sales taxes recoverable	5	196,178	228,820
Amounts receivable		254,695	876,946
Prepaid expenses and other assets		126,285	86,265
Inventory	8	2,225,840	-
		6,840,053	6,528,138

Exploration and Evaluation Assets	6	12,828,202	16,274,354
Plant, Equipment and Mining Properties	10	6,308,480	3,023,969
Investment in Related Companies	11	194,373	304,394
Investment in Other Companies	12	15,000	-
Reclamation Bonds		5,500	5,500

		$26,191,608	$26,136,355

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$1,145,747	$600,977
Amounts due to related parties	17	174,714	203,763
Current portion of finance lease obligations	18	156,220	-

		1,476,681	804,740

Finance Lease Obligations	18	78,732	-
Reclamation Provision	13	323,140	292,000
Deferred Tax Liability	24	2,365,677	2,105,356

Total liabilities		4,244,230	3,202,096

EQUITY
Share Capital	14	42,088,103	41,720,083
Equity Reserves		9,749,674	9,898,186
Treasury Shares (14,180 Shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Loss		(330,211)	(262,400)
Accumulated Deficit		(29,458,319)	(28,319,741)

Total Equity		21,947,378	22,934,259

		$26,191,608	$26,136,355

Subsequent Events – Note 25

Approved by the Board of Directors on April 30, 2013:

/s/ Gary Robertson	/s/ David Wolfin
Director	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
For the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

	Note	2012	2011	2010

Revenue from Mining Operations	16	$2,255,376	$-	$-
Cost of Sales	16	1,434,569	-	-

Mine Operating Income		820,807	-	-
General and Administrative Expenses
Depreciation		6,193	803	3,834
Investor relations		247,044	294,882	99,450
Management fees		150,000	296,260	96,000
Office and miscellaneous		531,043	199,721	162,945
Professional fees		205,578	189,459	127,711
Regulatory and compliance fees		75,738	121,591	26,028
Salaries and benefits		561,398	276,866	165,417
Sales tax write-down (provision recovery)		(47,409)	-	42,478
Share-based payments	15	18,408	2,529,620	341,748
Travel and promotion		181,753	133,445	45,032
		1,929,746	4,042,647	1,110,643

Loss before other items and income tax		(1,108,939)	(4,042,647)	(1,110,643)

Other Items
Foreign exchange gain		116,562	68,404	19,951
Interest income		21,760	78,857	14,206
Other income		23,464	10,499	-
Mineral property option income	7	54,317	-	-
Unrealized gain (loss) on investments in related companies	12	(110,021)	(212,966)	313,323
Loss before income tax		(1,002,857)	(4,097,853)	(763,163)

Deferred income tax expense		(260,321)	(86,498)	(27,677)
Net Loss		(1,263,178)	(4,184,351)	(790,840)

Other Comprehensive Income (Loss)
Foreign currency translation differences for foreign operations		(67,811)	82,689	(345,089)

Comprehensive Loss		$(1,330,989)	$(4,101,662)	$(1,135,929)

Loss per Share - Basic and Diluted		$(0.05)	$(0.16)	$(0.04)

Weighted Average Number of Shares Outstanding		27,072,053	26,795,632	20,059,008

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity

Balance, January 1, 2010		20,584,727	$33,173,022	$7,349,978	$(101,869)	$-	$(23,940,230)	$16,480,901
Common shares issued for cash:
Private placement	14	5,100,000	5,107,614	3,202,468	-	-	-	8,310,082
Share issuance costs		-	(435,387)	-	-	-	-	(435,387)
Exercise of stock options	14	472,500	354,375	-	-	-	-	354,375
Share-based payments	15	-	-	341,748	-	-	-	341,748
Fair value of stock options exercised		-	993,675	(993,675)	-	-	-	-
Options and warrants cancelled or expired		-	-	(391,681)	-	-	391,681	-
Net loss for the year		-	-	-	-	-	(790,840)	(790,840)
Cumulative translation adjustments		-	-	-	-	(345,089)	-	(345,089)
Balance, December 31, 2010		26,157,227	$39,193,299	$9,508,838	$(101,869)	$(345,089)	$(24,339,389)	$23,915,790

Common shares issued for cash:
Exercise of stock options	14	753,000	592,050	-	-	-	-	592,050
Share issuance costs		-	(1,539)	-	-	-	-	(1,539)
Fair value of stock options exercised		-	1,936,273	(1,936,273)	-	-	-	-
Share-based payments	15	-	-	2,529,620	-	-	-	2,529,620
Options and warrants cancelled or expired		-	-	(203,999)	-	-	203,999	-
Net loss for the year		-	-	-	-	-	(4,184,351)	(4,184,351)
Cumulative translation adjustments		-	-	-	-	82,689	-	82,689
Balance, December 31, 2011		26,910,227	$41,720,083	$9,898,186	$(101,869)	$(262,400)	$(28,319,741)	$22,934,259

Common shares issued for cash:
Exercise of stock options		82,000	75,600	-	-	-	-	75,600
Share issuance costs		-	-	-	-	-	-	-
Shares issued for leased claim payment	6(a)(iv)	135,189	250,100	-	-	-		250,100
Fair value of stock options exercised		-	42,320	(42,320)	-	-	-	-
Share-based payments	15	-	-	18,408	-	-	-	18,408
Options and warrants cancelled or expired		-	-	(124,600)	-	-	124,600	-
Net loss for the year		-	-	-	-	-	(1,263,178)	(1,263,178)
Cumulative translation adjustments		-	-	-	-	(67,811)	-	(67,811)
Balance, December 31, 2012		27,127,416	$42,088,103	$9,749,674	$(101,869)	$(330,211)	$(29,458,319)	$21,947,378

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
For the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Note	2012	2011	2010
Cash Provided By (Used In):

Operating Activities
Net loss		$(1,263,178)	$(4,184,351)	$(790,840)
Adjustments for non-cash items:
Depreciation, depletion, and accretion	10	194,453	803	3,834
Share-based payments	15	18,408	2,529,620	341,748
Unrealized loss (gain) on investments	12	110,021	212,966	(313,323)
Sales tax write-down (provision recovery)		(46,640)	-	42,478
Mineral property option income		(15,000)	-	-
Deferred income tax expense	24	260,321	86,499	27,677
		(741,615)	(1,354,463)	(688,426)

Net change in non-cash working capital	19	(718,112)	60,462	(76,289)
		(1,459,727)	(1,294,001)	(764,715)

Financing Activities
Shares issued for cash, net of issuance costs	14	75,600	590,511	8,229,069
Finance lease payments		(42,969)	-	-
		32,631	590,511	8,229,069

Investing Activities
Recovery of exploration costs from concentrate proceeds		3,490,581	3,114,552	1,014,270
Exploration and evaluation expenditures		(2,387,771)	(4,590,331)	(1,839,096)
Additions to plant, equipment and mining properties		(946,286)	(1,483,453)	(324,360)
		156,524	(2,959,232)	(1,149,186)

Change in cash and cash equivalents		(1,270,572)	(3,662,722)	6,315,168

Effect of exchange rate changes on cash and cash equivalents		24,093	(106,662)	(93,413)

Cash and Cash Equivalents, Beginning		5,282,464	9,051,848	2,830,093

Cash and Cash Equivalents, Ending		$4,035,985	$5,282,464	$9,051,848

Supplementary cash flow information (Note 19)

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver and gold, and the exploration, development, and acquisition of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX-V, NYSE Mkt and the Frankfurt Stock Exchange.

The Company owns interests in mineral properties located in Durango, Mexico, British Columbia and the Yukon, Canada. The Company is in the business of producing silver, gold and copper, and the exploration of mineral properties. On October 1, 2012 the Company commenced production of silver and gold at its San Gonzalo mine in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

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

Subsidiaries that have functional currencies other than Canadian dollars translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at closing rate of the net investment in such subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in the accumulated other comprehensive income/loss.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

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

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, scoping studies, accessible facilities, existing permits and life of mine plans.

b)	Stockpile and concentrate inventory valuations

Concentrate and stockpile ore are valued at the lower of the average costs or net realizable value.The assumptions used in the valuation of ore stockpile and concentrate include estimates of silver and gold contained in the ore stockpile and finished goods assumptions of the amount of silver and gold that is expected to be recovered from them. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its ore stockpile and finished would increase the Company’s expenses and reduce working capital.

c)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

d)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

e)	Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors, including production capacity, recoveries and number of uninterrupted production days, in determining when a mining property has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine commenced production on October 1, 2012.

f)	Impairment of plant and equipment, mining properties and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there areany indications that the Company’s plant and equipment, mining properties and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its plant, equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment, and mining properties, management makes estimates of the discounted future pre tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources, and exploration potential, and/or adverse current economics can result in a write down of the carrying amounts of the Company’s plant, equipment and mining properties.

g)	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of loss.

h)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and theapplication of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based onlife of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Mexican subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations

Oniva Silver and Gold Mines S.A., (“Oniva Silver”)	100%	Mexico	Mexican operations administration

Promotora Avino, S.A. De C.V. (“Promotora”)	79.09%	Mexico	Holding Company

Compania Minera Mexicana de Avino, S.A. de C.V.	96.60% direct	Mexico	Mining and Exploration
(“Avino Mexico”)	2.68% indirect (Promotora)
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

The Company has classified its cash and cash equivalents, interest receivable, and investments in related and other companies as FVTPL. Amounts receivable are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. The Company’s capitalized exploration and evaluation are classified as intangibles assets. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. When commercial production commences, these costs will be subject to depletion. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral claim is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in exploration and evaluation costs prior to commercial production.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, it is written down and charged to operations.

Plant, equipment and mining properties

Once the work completed supports a commercial production decision by management all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to exploration, evaluation and development, direct overhead costs and the initial estimate of the reclamation provision. Prior to being reclassified to mining properties, exploration and development costs are assessed for impairment. Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining property are capitalized, when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment and mining properties.

After the start of commercial production mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant, equipment and mining properties (continued)

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated at the following annual rates:

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

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are charged as a finance expense to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time patter in which economic benefits from the leased asset are consumed.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Material extracted from the Company's mine is classified as either ore or waste. Ore represents material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit. Raw materials are comprised of ore stockpiles. Ore is accumulated in stockpiles that are subsequently processed into bulk silver/gold concentrate in a saleable form. The Company has bulk silver/gold concentrate inventory which is in saleable form which has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant, and equipment; and an allocation of mine site overhead costs. As ore is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpile ore tonnages are verified by periodic surveys.

The Company records provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded if necessary to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.

Revenue from the sale of concentrate is recognized upon delivery when persuasive evidence of a sale agreement exists, the risks of ownership are transferred to the customer, collection is reasonably assured, and price is readily determinable. Revenue is based on quoted market prices during the quotation period published in the metal bulletin less treatment, refining and smelting charges, and penalties.

Metals contained in bulk concentrate sold to third parties are provisionally invoiced and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts which provide a provisional payment on delivery based upon provisional assays, and quoted metal prices. Revenues are recorded when title passes from the Company to the buyer based on the spot price on date of delivery, and subsequently adjusted to market price based on date of the final settlement.

Prior to commercial production concentrate sales incidental to the exploration of mineral properties were recorded net of production costs as a reduction of capitalized exploration and evaluation costs.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

a)
Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

b)
Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained deficit.

Share-based payment transactions

The Company’s share option plan allows employees and consultants to acquire common shares of the Company. All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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

The Company records the present value of estimated costs of legal and constructive obligations required to restore mining properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

Reclamation provision

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for accounting periods beginning on January 1, 2013, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IFRS 10 – Consolidated Financial Statements
IFRS 10 establishes the principles for the presentation and preparation of financial statements when an entity controls one or more other entities. IFRS 10 changed the definition of control such that the same criteria are applied to all entities to determine control. IFRS 10 supersedes all of the guidance in IAS 27 Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities.

New accounting standards effective January 1, 2013

IFRS 11 – Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-monetary Contributions.

IFRS 12 – Disclosure of interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 13 – Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value that is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IAS 27 – Separate Financial Statements
As a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

IAS 28 – Investments in Associates and Joint Ventures
As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provided the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

IAS 1 – Presentation of Financial Statements
In June 2011, the IASB issued an amendment to IAS 1, which requires entities to separately present items in other comprehensive income based on whether or not they may be recycled to profit or loss in future periods.

IFRIC 20 – Production Stripping Costs
In October 2011, the IASB issued IFRIC 20 Stripping Costs, which requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved.

IAS 32 – Financial Instruments: Presentation
In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

The following standard will be effective for annual periods beginning on or after January 1, 2015:

IFRS 9 – Financial Instruments
In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

Management does not expect that the adoption of these standards and interpretations will have a significant effect on the consolidated financial statements of the Company other than additional disclosures.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

5.	SALES TAXES RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Harmonized Sales Tax (“HST”) recoverable.

	2012	2011

VAT recoverable	$167,340	$252,621
Write-down provision	-	(46,640)

VAT net carrying amount	167,340	205,981
HST recoverable	28,838	22,839

Sales tax recoverable	$196,178	$228,820

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of VAT recoverable based on past collection history and the length of time amounts are outstanding.

6.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, January 1, 2011	$14,892,336	$3	$2,504	$14,894,843

Costs incurred during 2011:
Assays	89,147	-	-	89,147
Assessment and taxes	30,759	-	-	30,759
Drilling and exploration	3,248,382	-	-	3,248,382
Geological	460,565	-	2,640	463,205
Sale of concentrate	(3,114,552)	-	-	(3,114,552)
Depreciation of plant and equipment	232,821	-	-	232,821
Reclamation provision	292,000	-	-	292,000
Effect of movement in exchange rates	137,749	-	-	137,749
Balance, December 31, 2011	$16,269,207	$3	$5,144	$16,274,354

Costs incurred during 2012:
Assays	49,685	-	-	49,685
Rights extension (Note 6(a)(iv))	250,100	-	-	250,100
Assessment and taxes	86,870	-	-	86,870
Drilling and exploration	2,124,503	-	-	2,124,503
Geological	131,856	-	-	131,856
Sale of concentrate	(3,490,581)	-	-	(3,490,581)
Depreciation of plant and equipment	204,334	-	-	204,334
Effect of movement in exchange rates	(136,511)	-	-	(136,511)
Transfer to mining properties	(2,661,265)	-	-	(2,661,265)
Property option revenue (Note 7(b))	-	-	(5,143)	(5,143)

Balance, December 31, 2012	$12,828,198	$3	$1	$12,828,202

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo mine which commenced commercial production on October 1, 2102 and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties (see Note 10).

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papas Quiero property

The Santiago Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification Las Platosa properties

The Unification Las Platosa properties are situated with the Avino property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, the Company has paid to Minerales $250,100, by the issuance of 135,189 common shares of the Company. The Company will have until February 2014 to develop the mining facilities.

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

(b)	British Columbia, Canada

The Company’s mineral claims in British Columbia encompass the following three properties:

(i)	Aumax property

The Company owns a 100% interest in a Crown granted mineral claim, located in the Lillooet Mining Division of British Columbia, Canada.

(ii)	Minto property

The Company has a 100% interest in a Crown granted mineral claim situated in the Lillooet Mining Division of British Columbia.

(iii)	Olympic-Kelvin property

The Company has a 100% interest in six Crown granted mineral claims located in the Lillooet Mining Division of British Columbia.

(c)	Yukon, Canada

The Company owns 100% interest in 14 quartz leases located in the Mayo Mining Division of the Yukon, Canada which are collectively comprise the Eagle property. During January, 2012, the Company entered into an option agreement on the Eagle property, refer to Note 7(b).

7.	MINERAL PROPERTY OPTION AGREEMENTS

The Company has two option agreements on its mineral properties which are included in exploration and evaluation assets. During fiscal 2012 a total of $54,317 was recognized as mineral property option income for these two option agreements.

(a)
On July 30, 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour") (TSX: EDV), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto property, located in the general Avino mine area in Durango State, Mexico and consists of approximately 91.7 hectares. In order to exercise the option, Endeavour must pay a total of US$200,000 to the Company, and incur a total of US$3,000,000 in exploration work as follows:

	Cash		Exploration Expenditures

Upon signing July 30, 2012 (received)	US$	20,000	US$	–
On or before July 30, 2013		30,000		300,000
On or before July 30, 2014		40,000		500,000
On or before July 30, 2015		50,000		1,000,000
On or before July 30, 2016		60,000		1,200,000

	US$	200,000	US$	3,000,000

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties. If any party's participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter return royalty.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

7.	MINERAL PROPERTY OPTION AGREEMENTS (continued)

(b)
During January 2012, the Company entered into an option agreement with Avaron Mining Corp. (“Avaron”) a private Canadian company, whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Company’s Eagle Property located in the Yukon Territory.

Avaron can earn a 75% interest by paying a total cash payment of $375,000, issue 800,000 common shares, incurring exploration costs of $100,000 and also drilling 35,000 meters (or incur exploration costs of up to $7,000,000) as follows:

	Cash	Exploration Expenditures	Shares

On or before January 31, 2012 (received)	$25,000	$–	150,000
On or before January 31, 2013	–	100,000	150,000
On or before January 31, 2014	100,000	625,000	–
On or before January 31, 2015	100,000	1,000,000	–
On or before January 31, 2016	50,000	2,000,000	250,000
On or before January 31, 2017	100,000	3,375,000	250,000

	$375,000	$7,100,000	800,000

After the initial 75% interest is earned Avaron may either elect to form a Joint Venture with the Company, or has the ability to earn the remaining 25% interest by paying a series of annual advance royalties and completing other activities as defined in the option agreement.

Upon signing the agreement, the Company received a $25,000 cash payment. $5,143 of the payment was recorded as a reduction to the carrying value of the Eagle Property resulting in a $1 carrying value of the Eagle Property in exploration and evaluation assets. The remaining cash proceeds of $19,857 were recorded as option revenue along with the $15,000 fair value of the 150,000 common shares of Avaron that were received.

Subsequent to the 2012 year end Avaron’s option was assigned to another corporation, refer to Note 25(e).

8.	INVENTORY

	2012	2011

Concentrate inventory	$631,859	$-
Ore stock piles	1,384,973	-
Materials and supplies	209,008	-

	$2,225,840	$-

The amount of inventory recognized as an expense for the year ended December 31, 2012 includes production costs and amortization and depletion directly attributable to the inventory production process.

9.	NON-CONTROLLING INTEREST

For the years ended December 31, 2012, 2011 and 2010 the Company has an effective 99.28% interest in its subsidiary Avino Mexico and the remaining 0.72% portion represents a non-controlling interest. To date the losses attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

10.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining Properties	Office equipment, furniture and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction	TOTAL
	$	$	$	$	$	$	$
COST

Balance at January 1, 2011	-	6,249	26,707	201,180	1,182,177	322,907	1,739,220
Additions	-	7,855	5,174	970,763	499,661	-	1,483,453
Effect of movement in exchange rates	-	76	578	21,274	30,176	5,862	57,966
Balance at December 31, 2011	-	14,180	32,459	1,193,217	1,712,014	328,769	3,280,639
Additions	2,661,265	7,125	57,576	547,663	368,755	-	3,642,384
Effect of movement in exchange rates	19,055	82	643	12,426	14,704	2,343	49,253
Balance at December 31, 2012	2,680,320	21,387	90,678	1,753,306	2,095,473	331,112	6,972,276

ACCUMULATED DEPLETION AND DEPRECIATION

Balance at January 1, 2011	-	4,600	7,574	4,508	-	-	16,682
Additions	-	1,305	6,594	139,558	71,745	16,364	235,566
Effect of movement in exchange rates	-	7	256	2,582	1,285	292	4,422
Balance at December 31, 2011	-	5,912	14,424	146,648	73,030	16,656	256,670
Additions	93,518	2,149	9,042	235,149	42,529	20,093	402,480
Effect of movement in exchange rates	670	12	167	2,716	820	261	4,646
Balance at December 31, 2012	94,188	8,073	23,633	384,513	116,379	37,010	663,796

NET BOOK VALUE

At December 31, 2012	2,586,132	13,314	67,045	1,368,793	1,979,094	294,102	6,308,480
At December 31, 2011	-	8,268	18,035	1,046,569	1,638,984	312,113	3,023,969

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

10.	PLANT, EQUIPMENT AND MINING PROPERTIES (continued)

The mining properties consist of the San Gonzalo mining concession which covers 12 hectares and is located approximately 2 km from the historic Avino mine site. Depletion began being recorded from October 1, 2012 when the Company commenced commercial production at the San Gonzalo mine.

11.	INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,
	Cost	Gains (Losses)	2012	2011

(a) Bralorne Gold Mines Ltd.	$205,848	(71,486)	$134,362	$150,485
(b) Levon Resources Ltd.	4,236	55,774	60,010	153,908
(c) Oniva International Services Corp.	1	-	1	1

	$210,085	(15,712)	$194,373	$304,394

During the year, the Company recorded a $110,021 unrealized loss (2011 - $212,966 loss, 2010 - $313,323 gain) on investments in related companies, representing the change in fair value during the year.

(a)
Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $134,362 as at December 31, 2012 (2011 - $150,485). Bralorne is a public company with common directors.

(b)
Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $60,010 as at December 31, 2012 (2011 - $153,908). Levon is a public company with common directors.

(c)
Oniva International Services Corp. (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 20 for disclosure on the Company’s commitment to Oniva.

12.	INVESTMENT IN OTHER COMPANIES

In January 2012, the Company acquired 150,000 common shares of Avaron Mining Corp. with an adjusted cost base of $15,000 as part of the option agreement with Avaron described in Note 7 (b). The Company has designated the investment in Avaron as fair value through profit and loss and classifies the common shares of Avaron as a long-term investment.

13.	RECLAMATION PROVISION

Management has estimated that the present value of its reclamation provision at December 31, 2012 is $323,140 (December 31, 2011 - $292,000). The present value of the obligation was calculated using a risk-free interest rate of 7% and an inflation rate of 4%. Reclamation activities are estimated to occur over a one-year period beginning in 2018. The undiscounted value of the obligation is $368,709 (2011 - $355,200).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

14.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)	Issued:

(i)
On February 22, 2012, the Company issued 135,189 common shares under a new 20 year royalty agreement with Minerales de Avino S.A. de C.V. The fair market value of the common shares on February 22, 2012 was $1.85 per share.

(ii)
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

The fair value of the warrants and compensation warrants have been estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 1.90%, dividend yield of nil, volatility of 84.87%, and an expected life of three years. Of the $5,130,000 total aggregate proceeds raised $3,252,285 was attributed to common shares and the residual amount of $1,877,715 was attributed to the common share purchase warrants, which has been recorded in equity reserve. The fair value of the compensation warrants was valued at $180,082.

(iii)
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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

14.	SHARE CAPITAL (continued)

(c)	Warrants:

During 2012 and 2011 there were no warrants issued or exercised. Details of share purchase warrants outstanding are:

	Underlying Shares	Weighted Average Exercise Price

Balance, December 31, 2010	5,211,000	$2.05
Balance, December 31, 2011	5,211,000	$2.05
Balance, December 31, 2012	5,211,000	$2.05

Details of share purchase warrants outstanding as of December 31, 2012 and December 31, 2011 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	2012	2011

November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,811,000	2,811,000
		5,211,000	5,211,000

(d)	Stock options:

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

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, December 31, 2010	1,605,000	$0.97
Granted	1,840,000	$2.16
Expired or cancelled	(70,000)	$3.53
Exercised	(753,000)	$0.79

Stock options outstanding and exercisable, December 31, 2011	2,622,000	$1.80
Granted	30,000	$2.00
Expired or cancelled	(90,000)	$2.17
Exercised	(82,000)	$0.92

Stock options outstanding and exercisable, December 31, 2012	2,480,000	$1.81

As at December 31, 2012, the weighted average remaining contractual life of stock options outstanding is 2.78 years.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

14.	SHARE CAPITAL (continued)

(d)	Stock options:

Details of stock options outstanding are:

		Stock Options Outstanding
Expiry Date	Exercise Price	2012	2011	2010

April 26, 2011	$3.99	-	-	60,000
April 26, 2011	$0.75	-	-	600,000
January 16, 2013	$2.00	30,000	-	-
February 27, 2013	$1.65	10,000	10,000	10,000
February 27, 2013	$0.75	295,000	295,000	340,000
December 9, 2013	$2.00	20,000	20,000	20,000
September 22, 2014	$0.75	25,000	60,000	75,000
January 14, 2015	$0.81	60,000	60,000	75,000
September 10, 2015	$1.05	290,000	337,000	425,000
January 18, 2016	$2.30	960,000	1,010,000	-
September 30, 2016	$2.00	790,000	830,000	-

		2,480,000	2,622,000	1,605,000

15.	SHARE-BASED PAYMENTS

During the year ended December 31, 2012, the Company granted stock options to consultants of the Company to purchase up to a total of 30,000 common shares at a weighted average exercise price of $2.00 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to January 15, 2013. The options are exercisable on or before January 16, 2013.

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

The Company recorded total amount of share-based payment expense in the amount of $18,408 (2011 - $2,529,620, 2010 - $341,748).

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, consultants, and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

15.	SHARE-BASED PAYMENTS (continued)

	2012	2011	2010
Weighted average assumptions:
Risk-free interest rate	1.06%	2.05%	2.08%
Expected dividend yield	0	0	0
Expected option life (years)	0.42	4.99	4.83
Expected stock price volatility	50.89%	76.17%	74.95%
Weighted average fair value at grant date	$0.13	$1.38	$0.67

16.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate produced at the San Gonzalo mine from the commencement of commercial production on October 1, 2012 to December 31, 2012.

Cost of sales consists of changes in inventories, direct mining costs which include personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees; and depreciation related to sales and other expenses for the period. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the period. Direct costs include the costs of extracting co-products.

	2012	2011	2010

Direct mining cost	$1,246,309	-	-
Depreciation, depletion, and accretion	188,260	-	-
	$1,434,569	-	-

17.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2012, 2011 and 2010 and are as follows:

	2012	2011	2010

Salaries and benefits	$243,011	$362,173	$149,542
Share‐based payments	-	2,009,400	186,200
	$243,011	$2,371,573	$335,742

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. As at December 31, 2012 and 2011 the following amounts are due to related parties:

	December 31, 2012	December 31, 2011

Directors	$24,469	$19,625
Oniva International Services Corp.	147,845	179,338
Sampson Engineering Inc.	2,400	4,800
	$174,714	$203,763

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

17.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in Note 20. The transactions with Oniva during the year are summarized below:

	2012	2011	2010

Salaries and benefits	$179,555	$151,941	$108,086
Office and miscellaneous	276,201	240,810	60,441

	$455,756	$392,751	$168,527

18.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2013 and 2014 with interest rates ranging from 1.75% to 2.5% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligation under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount. Plant and equipment includes a $338,825 net carrying amount for this leased mining equipment.

2012

Not later than one year	$156,478
Later than one year and not later than five years	78,863
Less: Future finance charges	(389)
Present value of minimum lease payments	234,952
Less: Current portion	(156,220)
Non-current portion	$78,732

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	2012	2011	2010
Net change in non-cash working capital items:
Interest receivable	$52,573	$(49,501)	$(3,996)
Amounts receivable	622,251	-	-
Sales taxes recoverable	79,282	4,868	(187,089)
Prepaid expenses	(40,020)	(55,775)	19,310
Inventories	(2,225,840)	-	-
Accounts payable and accrued liabilities	822,691	126,372	90,912
Due to related parties	(29,049)	34,498	4,574
	$(718,112)	$60,462	$(76,289)

	2012	2011	2010

Interest paid	$1,471	$-	$-
Taxes paid	$-	$-	$-

20.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

20.	COMMITMENTS (continued)

The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 17.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment.

The Company has commitments in respect of these lease agreements as follows:

	December 31, 2012	December 31, 2011

Not later than one year	$248,512	$243,301
Later than one year and no later than five years	597,188	824,910
Later than 5 years	76,506	84,046
	$922,206	$1,152,257

21.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to related party and accounts payables approximate their carrying values because of the short-term nature of these instruments. The investments in related companies are based on quoted market prices.

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

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at December 31, 2012 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at December 31, 2012 in the amount of $4,035,985 (2011 - $5,282,464) in order to meet short-term business requirements. At December 31, 2012, the Company had current liabilities of $1,476,681 (2011 - $804,740). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

21.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

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

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no significant interest-bearing debt as of December 31, 2012 and 2011.

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

	December 31, 2012		December 31, 2011
	MXN	USD	MXN	USD

Cash and cash equivalents	$3,586,471	$1,312,607	$935,096	$496,186
Sales taxes recoverable	2,180,706	-	2,789,015	-
Amounts receivable	3,096,083	210,076	-	862,287
Accounts payable and accrued liabilities	(2,775,290)	(408,437)	(6,214,511)	-
Amounts due to related parties	-	-	-	-
Finance lease obligations	-	(236,157)
Net exposure	6,087,970	878,089	(2,490,400)	1,358,473
Canadian dollar equivalent	$467,178	$873,611	$(183,877)	$1,381,567

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

21.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

Foreign Currency Risk (continued)

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2012, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $134,078 (2011 - $119,769).

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

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2012:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$4,035,985	-	-
Investments in related parties	194,373	-	-
Other investments	15,000
	$4,245,358	-	-

22.	CAPITAL MANAGEMENT

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

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

23.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets in the following geographic locations:

	2012	2011

Canada	$214,873	$319,334
Mexico	19,136,682	19,288,883

	$19,351,555	$19,608,217

24.	INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the unrecognized deferred tax assets are as follows:

	2012	2011

Statutory rate	25%	26.5%

Income taxes recovered at the Canadian statutory rate	$315,794	$1,116,093

Less permanent differences:
Share-based payments	(4,602)	(670,349)
Effect of difference in Mexican tax rates	(12,523)	9,933
Other non-tax deductible expenses	(94,214)	(1,902)

Effect of difference between functional and tax reporting currency	155,354	(328,855)
Change in enacted rates	(68,807)	(21,016)
Change in unrecognized benefit of tax losses	(282,604)	(273,033)
Benefit (liability) of tax attributes recognized and other items	(268,719)	82,631

Income tax expense recognized in the year	$(260,321)	$(86,498)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

24.	INCOME TAXES (continued)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets are as follows:

	2012	2011

Expected tax recovery rate	25%	25%

Non-capital tax losses carried forward	$1,855,370	$1,558,068

Capital losses carried forward	184,026	184,026

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	467,953	485,737

Share issuance costs	25,531	38,296

Tax basis of investments in related companies in excess of book value	30,964	15,337

Undeducted capital cost allowance in excess of book value of Canadian equipment	52,602	52,378

Deferred income tax assets	2,616,446	2,333,842

Unrecognized deferred tax assets	(2,616,446)	(2,333,842)

Net tax assets	$–	$–

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian deferred income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The deferred income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican mineral properties, mine plant and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006 acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward. The approximate tax effects of each type of temporary difference that gives rise to deferred income tax liabilities are as follows:

	2012	2011

Mexican statutory rate	29%	28%

Book value of mineral properties in excess of tax bases	$4,240,462	$3,818,183
Book value of plant and equipment in excess of tax bases	394,475	408,219
Less: Mexican tax losses carried forward	(2,269,260)	(2,121,046)

Deferred income tax liability	$2,365,677	$2,105,356

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

24.	INCOME TAXES (continued)

The Company has capital losses of $1,472,210 carried forward and $7,421,481 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $7,825,035 (denominated in MXN$101,939,408) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2014	$568,450	$–
2018	–	3,205,719
2019	–	1,096,028
2020	–	1,054,855
2021	–	854,217
2025	799,044	1,614,216
2026	646,331	–
2027	643,498	–
2028	774,118	–
2029	727,183	–
2030	804,957	–
2031	1,268,691	–
2032	1,189,209	–

	$7,421,481	$7,825,035

25.	SUBSEQUENT EVENTS

Events occurring after December 31, 2012:

(a)	306,518 options were exercised for gross proceeds of $63,750.

(b)	75,000 options expired unexercised.

(c)	250,000 options were granted to directors, officers, and employees with a weighted average price of $1.60 and expire in 5 years from the grant date.

(d)
The Company entered into a credit facility with Caterpillar Finance permitting the purchase up to US $5,000,000 of mining and related equipment. The credit facility bears interest at rates ranging from 0% to 4.95% per annum. Equipment leased under the credit facility has terms of 18 months to 60 months. These terms are dependent on the Company's requirements and equipment acquired. The Company has acquired three pieces of mining equipment under the credit facility totaling US$1,457,458. This equipment is use for current mining operations.

(e)
On April 10, 2013 the TSX-V approved to the terms of an option purchase and assignment agreement permitting Benz Capital Corp. to acquire all of Avaron's interest in an option agreement between Avaron (see Note 7(b)) and Avino pursuant to which Avaron has the option to acquire from Avino up to an undivided 100% interest in the Eagle Property.

As consideration for the option assignment, Benz has issued 50,000 Common Shares and Avaron has issued 250,000 common shares to Avino as required under the terms of the Option Agreement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: May 14, 2013	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

Exhibit Number	Name

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
2.1	Shareholders Rights Plan Agreement dated Apr. 22, 2013
4.1	Share Purchase Agreement dated March 22, 2004*
4.2	Intermark Capital Corporation Consulting Agreement dated Jan. 1, 2013
4.3	Minerales de Avino SA de SV Agreement dated Feb. 18, 2012
4.4	Stock Option Plan
4.5	$5 Million Master Credit Facility with Caterpillar Credito, S.A. de C.V. and Continuing Guarantee dated Dec. 17, 2012
4.6	Avaron Mining Corp. Option Agreement dated Jan 03, 2012
4.7	Benz Capital Corp. Option Purchase and Assignment Agreement dated Nov. 30, 2012
4.8	Endeavour Silver Corp. Option to Joint Venture Agreement dated Jul 30, 2012
8.1	List of Subsidiaries
11.1	Code of Ethics
11.2	Audit Committee Charter
11.3	Governance & Nominating Committee Charter
11.4	Compensation Committee Charter
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
13.3	Consent of Tetra Tech
___________________________
*  Previously filed.