Form 20-F/A
period 2012-12-31
AVINO SILVER & GOLD MINES LTD
filed 2013-11-19
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

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

Date of event requiring this shell company report ______________

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
☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated File ☐                                                      Accelerated Filer ☐                                           Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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
Yes ☐  No ☐

INTRODUCTION

We are filing this Amendment Number 1 to our Annual Report on Form 20-F to update certain Risk Factors contained in Item 3. D and information regarding our material properties contained in Item 4.D. This Amendment Number 1 (“Amendment”) should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2012, and unless otherwise amended in this Amendment, the information regarding the Company shall remain the same as in our Annual Report. All information is as of December 31, 2012 unless otherwise indicated. Further, unless otherwise indicated or as the context otherwise requires, the “Company”, “we”, “our” or “us” refers to Avino Silver & Gold Mines Ltd.

PART I

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

We will be required to raise additional capital to mine our properties.  The Company is currently focusing on further defining an effective plan to mine its San Gonzalo ore body. Although the Company recently began mining operations at the San Gonzalo mine, the Company will still be required to raise capital to further develop the San Gonzalo mine.  Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.  Historically, the Company has raised funds through equity financing and the exercise of options and warrants.  The raising of capital may have a dilutive effect on the Company’s per share book value.

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

We have no proven or probable reserves and our decision to commence commercial production is not based on a study demonstrating economic recovery of any mineral reserves and is therefore inherently risky. Any funds spent by us on exploration or development could be lost.

We have not established the presence of any proven or probable mineral reserves, as defined by the SEC, at any of our properties. Under Guide 7, the SEC has defined a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Any mineralized material discovered or produced by us should not be considered proven or probable reserves.

In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Since we commenced commercial production of mineralized material at the San Gonzalo Mine without a feasibility study, there is inherent uncertainty as to whether the mineralized material can be economically produced or if so, for what period of time. The absence of proven or probable reserves makes it more likely that our properties may cease to be profitable and that the money we spend on exploration and development may never be recovered.

We have decided to begin production at the San Gonzalo Mine without preparing a pre-feasibility study or Bankable feasibility study which may subject us to more risks.

We have decided to begin production at the San Gonzalo Mine without preparing a pre-feasibility study or bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks.  Our decision to begin production at the San Gonzalo Mine was based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing.  Therefore our decision to begin production at the San Gonzalo Mine was based on limited information which may or may not be representative of information regarding the mine had we otherwise prepare a more comprehensive study.  In addition, basing our decision to begin production on limited information may make us susceptible to risks including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale;
•	the preliminary nature of mine plans and processing concepts and applying them to full scale production;
•	determining operating/capital costs estimates and possible variance associated with constructing, commissioning and operating the San Gonzalo facilities based on limited information;
•	that metallurgical flow sheets and recoveries are in development and may not be representative of results of the San Gonzalo Mine; and
•	that we may under estimate capital and operating costs without a comprehensive bankable feasibility study.

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

Conflict of interest.  Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in Exploration and evaluation assets.  Such associations may give rise to conflicts of interest from time to time.  The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

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

On February 16, 2009 and on June 4, 2013, the Company converted existing loans advanced to Avino Mexico in to new additional shares of Avino Mexico. As a result, the Company’s ownership interest in Avino Mexico increased to 99.66%.

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

Presently, the Company is a “production stage company”.   On October 1, 2012 the Company declared commercial production for the San Gonzalo mine. The decision to declare commercial production was based on the following criteria:

•	All major capital expenditures to bring the San Gonzalo Mine into the condition necessary for it to be capable of in the manner intended by management had been completed;
•	The Company completed testing of the mine plant for a significant period time and tuned it into a level appropriate for efficient profitable operations;
•	The Company proved the ability to produce a saleable bulk concentrate – this was established by conducting the bulk sample program in 2010 and 2011;
•	The mine is operated by its own operating personnel with the exception of underground mine development for which it uses a mining contractor to achieve more efficiency;
•	The mill has reached the pre-determined percentage of design capacity which is 250 tpd for processing San Gonzalo;
•	Mineral recoveries are at and above expected production levels; and
•	The Company has demonstrated the ability to sustain ongoing production or ore at steady level.

With the recent acquisition of the new equipment the Company expects production of ore to increase in the coming months.

The above factors were considered in making the decision to move to commercial production and management is confident that its decision to declare commercial production is appropriate and accurately reflects the stage the Company is in.

Avino’s Canadian properties are all at the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of the Company’s Canadian properties, further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility. The Company is currently focusing on production at the Avino mines and its Canadian properties are not deemed to be material and are subject to care and maintenance for further development, if any.

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

C.           Organizational Structure

The Company’s Mexican subsidiaries are the wholly owned subsidiary of Oniva Silver and Gold Mines S.A. de C.V., referred to as “Oniva”, Promotora, in which the Company has direct ownership of 79.09%, and Avino Mexico in which the Company has a 98.39% direct ownership and an additional 1.27% of Avino Mexico is held through Promotora.  The Company’s total effective ownership interest in Avino Mexico is 99.66%.   All of the above subsidiaries are incorporated under the laws of Mexico.

D.           Property, Plants and Equipment

The Company is producing a bulk concentrate at the San Gonzalo Mine located on the Avino property in Durango Mexico. The Company is also working to re-open the main Avino Mine as well as exploring options to re-process a large tailings resource left from past mining on the property. In addition the Company is exploring three silver and gold projects in Canada.  All of the Company’s mineral property interests in Canada are wholly-owned by the Company.  In Mexico, the Company has a 99.66% interest in Avino Mexico, a Mexican company which is involved in the mining of commercial ores and resource exploration and development, including the operation of the Avino Mine.  Avino Mexico is not involved with any exploration activities in Canada.  The Company owns and manages these properties. Exploration in Canada has in recent years, been limited to prospecting, trenching and drill programs on the Eagle, Olympic-Kelvin, and Minto, and Aumax properties.  However, as disclosed above, the Company relinquished its interest in the Aumax property to focus on its property in Mexico.

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

Avino Property, Durango, Mexico

Location

The property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt on the eastern edge of the Sierra Madre Occidental mountain range.  The nearest major center is the city of Durango, 82 km to the southwest of the property.  The property is within the municipality of Pánuco de Coronado between the towns of Pánuco de Coronado and San José de Avino.  The property is located at latitude N 24° 53', longitude W 104° 31', 14 km northwest of Highway 40D.

The property is situated as illustrated in the figures below:

General Property Location Map

Accessibility and Local Resources

The property is accessible by road and is an important part of the local community from which skilled workers are available. Access is provided by Highway 40, a four-lane highway leading from Durango, past the airport and on to the city of Torreon in Coahuila. Successive turn-offs for the property are at Francisco I Madero, Ignacio Zaragoza, and San José de Avino (Slim 2005d). The Avino mineral concessions are covered by a network of dirt roads which provide easy transport access between all areas of interest on the Property and the mill at the main Avino Mine (Gunning 2009).

The nearest major city is Durango, with a population of approximately 465,000. Durango is a major mining center in Mexico where experienced labour and services can be obtained. The two towns nearest the mine are Pánuco de Coronado and San José de Avino, where the majority of the employees lived while working at the mine when it was in operation. Pánuco de Coronado has a population of approximately 12,000, and San José de Avino is a small center with a population of less than 1,000.

Geology and Mineralization

The property is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists mainly of volcanic flows, sills, and tuffaceous layers of andesite, rhyolite, and trachyte. Individual rock units vary from 300 to 800 m in thickness. Andesitic rocks outcrop over most of the region with other rock types occurring more sparsely to the north (Slim, 2005d).

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which appear to be linked to the onset of the Avino vein mineralization. Other post-mineralization dykes of intermediate to felsic composition outcrop in various areas and appear to cause minor structural displacements. A number of thin mafic sills are also found in various parts of the region and are related to recent volcanism.

Regionally, the Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low sulphidation epithermal veins, breccias, stockwork and silicified zones. These zones grade into a “near porphyry” environment, particularly in the Avino Mine area. The caldera has been uplifted by regional north trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence, a favourable host rock, within the caldera. This sequence is overlain by rhyolite to trachytes with extensive ignimbrite layers forming the upper volcanic sequence and is intruded by monzonite bodies. The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito and Yolanda areas. A northerly trending felsic dyke, probably a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low temperature vein system, with significant widths but overall low precious metal values, trends north-northwest, similar to the felsic dyke and with similar continuity across the property. The two structures may occupy deep crustal faults that controlled volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora and El Fuerte-Potosina volcanic centres and the Aguila Mexicana controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver- and gold-bearing veins cross-cut the various lithologies and are generally oriented north-northwest to south-southeast and northwest to southeast. The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters. The oxide tailings material is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings. In Mexico, these types of deposits can have large lateral extents, but can be limited in the vertical continuity of grades.

The valuable minerals found during the period of mining of the oxide zone were reported to be argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold and native copper. The gangue minerals include hematite, chlorite, quartz, barite, pyrite, arsenopyrite and pyrrhotite. Malachite, anglesite, and limonite are common in the quartz zones of the weathered parts of the oxide material.

Property Ownership

The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha.

In 1968, Avino Mines and Resources Ltd. acquired a 49% interest in Avino Mexico and Minera San José de Avino SA, which together held mineral claims totalling 2,626 ha (6,488 ac).  Avino Mines and Resources Ltd. retained Vancouver based Cannon-Hicks & Associates Ltd. (Cannon-Hicks), a mining consulting firm, to conduct the exploration and development of the Property.  Cannon-Hicks exploration activities included surface and underground sampling and diamond drilling (VSE 1979).

In early 1970, Avino Mines and Resources Ltd. signed a letter of intent with Denison Mines Ltd. for the future development of the Avino Mine.  However, the agreement was never signed.

In May 1970, Avino Mines and Resources Ltd. signed a formal agreement with Selco Mining and Development (Selco), a division of Selection Trust Company.  Due to other commitments, Selco abandoned its interest in the Project in 1973 (VSE 1979).

In October 1973, Avino Mines and Resources Ltd. signed a new agreement with S.G.L. Ltd. and Sheridan Geophysics Ltd.  Under the terms of the agreement, S.G.L. Ltd. was to provide up to $500,000 plus the management to erect a production plant.  The agreement provided for the return of the capital from first cash flow, plus a management fee and interest payment together with an option to convert a portion of the advanced funds to common shares.  The agreement with S.G.L. Ltd. was terminated in mid-1976.

On July 17, 2006, the Company completed the acquisition of Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation, through the acquisition of an additional 39.25% interest in Avino Mexico which combined with the Company’s pre-existing 49% share of Avino Mexico, brought the Company’s ownership interest in Avino Mexicoto 88.25%.  The additional 39.25% interest in Avino Mexico was obtained through the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V., referred to as “Promotora”, which in turn owns 49.75% of Avino Mexico’s common shares, and the direct acquisition of 1% of the common shares of Avino Mexico.

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

On June 4, 2013, the Company converted existing loans advanced to its subsidiary Compania Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”) into new additional shares, resulting in the Company’s ownership increasing by 0.38% to an effective 99.66%. The inter-company loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.28% in Cia Minera prior to the 0.38% increase. The issuance of shares to the Company by Cia Minera on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

Summary of Property Ownership

Company	Relationship to Avino Silver and Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
Avino Mexico	Subsidiary	98.39
Promotora Avino, S.A. de C.V.	Subsidiary	1.27
Total Effective Ownership of Avino Mine Property	-	99.66
Estate of Ysita	Non-controlling interest	0.34
Total	-	100.00

Mineral Concessions and Agreements

The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha. Of these, 22 mineral concessions totalling 1,005.104 ha, are held by Avino Mexico (Avino’s Mexican subsidiary company), Promotora Avino SA de CV, and  Susesion de la Sra. Elena del Hoyo Algara de Ysita.  Ownership proportions and mineral concessions are summarized in the tables below:

Claim Staking and Mineral Tenure in Mexico

In 1992, a new Mining Law was enacted and has been amended from time to time since then.  In general, and for North American companies in particular, Mexican law permits direct or indirect 100% foreign ownership of exploration and mining properties.  For practical purposes, most foreign companies establish Mexican subsidiaries.  Mining companies are subject to the normal corporate income tax rate of 28%.  There are no government royalties.

In December 2005, amendments to the mining law eliminated the distinction between "exploration" and "exploitation" concessions.  Currently, the mining act and regulations provide solely for mining concessions (Concesiones Mineras), which are issued for a term of fifty years, renewable for an additional term of fifty years.

Owners of mining concessions are obliged to:

•	Execute work under the terms and conditions established in the Mining Law;
•	Pay fees to the Secretaria de Economia on a semi-annual basis;
•	Locate on the ground a starting point (mojonera) for the location of the concession, and maintain the mojonera in good condition;
•	Begin work on the concession within 90 days of receiving the Mining Title;
•	File Annual Reports describing the Work completed and the amount spent doing the Reported Work*
•	The Direccion General de Minas has the right to Audit the receipts and verify that Reported Work was completed in the field;
•	Failure to comply with the Obligations or assist the DGM with an Audit will result in cancellation of the Mining Concession.

Mineral Concessions – Avino Property

Concession Name	Concession No.	Claim Type	Location	Hectares (ha)	Date Acquired	Expiration Date	Cost (US$/ha)	Payment (US$)
Agrupamiento San Jose (Purisma Chica)	155597	Lode	Pánuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento (San Jose)	164985	Lode	Pánuco	8	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Lode	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Lode	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Lode	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Lode	Pánuco	12	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Lode	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Lode	Pánuco	6.01	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Lode	Pánuco	5.85	19/12/1991	18/12/2041	124.74	729.67
Avino Grande Ix	216005	Lode	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Lode	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Lode	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Lode	Pánuco	9	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Lode	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Lode	Pánuco	14	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Lode	Pánuco	9	28/06/1996	27/06/2046	124.74	1,122.66
Los Angeles	154410	Lode	Pánuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Lode	Pánuco	58	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Lode	Pánuco	12	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Lode	Pánuco	30	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Lode	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Lode	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total	-		-	1,005.106	-	-	-	-
Note: Concession “La Platosa” is not included because it is not held by Avino.

Map of Avino Mine Property Concessions

On February 18, 2012, through its subsidiary company Avino Mexico, Avino re-entered into an agreement (the Agreement) with Minerales, whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession.  The La Platosa concession covers 98.83 ha and hosts the Avino vein and ET Zone.

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years.  In consideration of the grant of these rights, Avino must pay to Minerales the sum of US$250,000, by the issuance of common shares of Avino.  Avino will have a period of 24 months for the development of mining facilities.

Avino has agreed to pay to Minerales a royalty equal to 3.5% of NSRs, at the commencement of commercial production monthly processing rate of the mine facilities is less than 15,000  t, then Avino must pay to Minerales in any event a minimum royalty equal to the applicable NSR royalty based on processing at a minimum monthly rate of 15,000 t.   In the event of a force majeure, Avino shall pay the minimum royalty as follows:

first quarter: payment of 100% of the minimum royalty;
second quarter: payment of 75% of the minimum royalty;
third quarter: payment of 50% of the minimum royalty;
fourth quarter: payment of 25% of the minimum royalty; and
in the case of force majeure still in place after one-year of payments, payment shall recommence at a rate of 100% of the minimum royalty and shall continue being made as per the quarterly schedule.

Minerales has also granted to Avino the exclusive right to purchase a 100% interest in the concession at any time during the term of the Agreement (or any renewal thereof), upon payment of US$8 million within 15 days of Avino's notice of election to acquire the Property.   The purchase would be completed under a separate purchase agreement for the legal transfer of the concession. This agreement replaces all other previous agreements.

During the month of May of each year, Avino must file assessment work made on each concession for the immediately preceding calendar year.  During the months of January and July of each year, Avino must pay in advance the mining taxes which are based on the surface of the concession and the number of years that have elapsed since it was issued.

Consistent with the mining regulations of Mexico, cadastral surveys have been carried out for all the listed mineral concessions as part of the field staking prior to recording (Slim 2005d).  It is believed that all concessions are current and up to date.  Mineral concessions in Mexico do not include surface rights.  Avino has entered into agreements with communal land owners (Ejidos) of San José de Avino, for the temporary occupation and surface rights of the concessions.

A current title opinion dated March 15, 2013, has been prepared by Juan Manuel González Olguin of the Mexican law firm Bufete González Olguin SC.  Based on the review of legal opinion, issued title certificates and the unhindered residence on the Property, Tetra Tech has verified that Avino owns the concessions through its Mexican subsidiary company, Avino Mexico, and that there is no indication of any encumbrances at the site.  Furthermore, the legal document prepared by Jesús Bermúdez Fernández, dated February 18, 2012, delineating the terms of the agreement on the La Platosa concession has been sourced for information.

History

  Avino Mine

The Avino deposit was originally discovered around 1555 by the Spanish conquistador, Don Francisco de Ibarra. In 1562, Francisco de Ibarra, was appointed governor of the newly formed province of Nueva Vizcaya, in the Viceroyalty of Nueva España (New Spain) and, in 1563, founded the town of Durango. Francisco de Ibarra led several expeditions in search of silver deposits in the region and is recognized as having established Minas de Avino, present day Avino Mine; San Martín, Durango; and Pánuco, Sinaloa. Mining operations at the Avino Mine are said to have commenced in 1562-1563 and have been in production until the early 1900s. Operations at the Avino Mine continued up to the onset of the War of Independence (1810) when operations were interrupted but continued through to the early 1900s.

In 1880, the mines were taken over by Avino Mines Ltd., a company controlled by American and English interests. With aid of new industrial technology the Avino mine developed into a more efficient mining operation. By 1908, the Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest lixification smelters (Gallegos 1960; Bannon 1970; VSE 1977; Slim 2005d).

During the outbreak of the Mexican Revolution in 1910, proceeds from the mine supplied funds to the revolutionary forces. Since much of the fighting occurred in and around Durango and the risk posed by brigands hiding in the mountains was high, the mine was abandoned in 1912.

Between 1912 and 1968, the mine was worked intermittently on a very small scale (Avino Annual Report 1980). There is no known historical record of production from the Avino Mine during this period. The Avino Property was acquired under current ownership in 1968.

In 1968, the current operators of the Avino property acquired an initial 49% interest in the property.  Initial mining was by open-cut in the oxide material from 1976 until 1992 when the stripping ratio was becoming excessive and sulphide content increasing at which date the production was transferred to underground. This necessitated a mill change from the prior lead concentrate production to one of copper carrying silver and gold. In the 1990s a larger ball mill was installed, to increase throughput to 1, 000 t/d.

During the underground mining period starting in 1992, Trackless mining was adopted, with all underground development headings sized at 4 x 4 m. Mine access from surface was by a spiral ramp from a portal on the south side of the hill and there is a secondary ramp– Rampo El Trompo – to the north side, close to the maintenance shop.

Production was by sub-level stoping with a sub-vertical increment restricted from 11 to 15 m to countermine dilution arising from an occasional, semi-incompetent hanging-wall. Stopes were started by raising, and then slashing to the designated width. Blasting was by parallel holes drilled with a traditional drill wagon. Rib and sill pillars were left but are generally considered asnon–recoverable.

Standard mine development was by using boom jumbo with waste being dumped where possible into old stopes. Ore mucking and haulage was by scoop tram and dumped on surface at the main portal. The ore was then picked up and transferred to the plant ROM hopper about 300 m away.

A surface-stacked, downstream tailings-system was adopted with cyclones on the tails discharge line to provide coarse wall-material. Decant water was recovered by a back-slope gradient and pumping, for mill re-circulation. A second, stepped-back bench was created, possibly about 1986 or 7. A third bench was started, apparently in 1990, with about two years placement of final oxide material then continued with the sulphide tails.

The Avino Mine and processing plant were serviced by a heavy equipment repair shop, mechanical and electrical shops, assay office, metallurgical laboratory, warehouse and other auxiliary facilities.  Electric power was supplied by the government-owned Federal Electricity Commission.

In November 2001, delays in payments, low metals prices and the closure of the toll smelter led to the suspension of mine operations. During the 27 year production run starting in 1974, the Avino mine had produced about 497 tons of silver, three tons of gold, and 11,000 tons of copper. When mining operations stopped, level 12 of the mine had been reached.

The property was mainly dormant from 2002 to 2006, largely due to low copper and silver prices.

San Gonzalo Mine

The history of the San Gonzalo deposit is not well known. Shallow workings from an old mine are present in the San Gonzalo vein, and consist of small underground workings which were originally accessed by a five-level vertical shaft. These workings were sampled by M. Evans in 1954. The workings are accessible through a raise that was driven in 2012 which is being used for ventilation. No attempts have been made to duplicate the results of the 1954 sampling. The limits of past workings have been taken from old maps but are assumed to be reasonably accurate (Gunning 2009).

Current Condition

San Gonzalo Mine

Avino gained control of the property in July 2006 and exploration (see exploration section below) resumed that year; this led to the discovery of new mineralization at San Gonzalo.

The original underground workings extend over an area approximately 150 m along strike and 136 m in depth. In 2007-08 Avino conducted a 42-hole, 9,204 metre drill program to explore the San Gonzalo deposit. Drilling produced encouraging results which were input into a resource calculation in 2009.

Following a 2009 mineral resource estimate, independently verified preliminary metallurgical testing on a composite sample of San Gonzalo material was completed at SGS Minerals Services in Durango, Mexico. The results indicated the silver and gold minerals from the San Gonzalo vein at lower levels would respond favorably to flotation with gold recoveries of 89 to 90% and silver recoveries of 92 to 93%.

The San Gonzalo mining operation began in January 2010. DMG the mining contractor was contracted to provide this service. Their original scope of work was to drive the main haulage decline to level 2 and to intersect the vein; drift and sample to the east and the west on the vein, and to determine the extent of the mineralized zones and to extract the 10,000 tonne bulk sample for testing as per the recommendations of the Orequest Mineral Resource Estimate Report. A smaller decline to level 1 was also commissioned and its purpose was for ventilation and an escape route once the two levels were connected by raises from level 2 to level 1. This scope of work was extended with the successful completion of the bulk sample program and mining continued with the aim of developing San Gonzalo to a state whereby it could provide mill feed at the rate of 250 tonnes per day on a sustained basis.

Processing of San Gonzalo material began in late November 2010 in the newly refurbished 250 tonne per day bulk flotation circuit. Test with development material was performed initially to ensure the circuit was operating satisfactorily before the bulk sample test with material from the stopes began in January of 2011. The bulk sample test continued until early April 2011 when the limit of 10,000 tonnes was achieved for the independent verification. Processing of the remaining San Gonzalo material on stockpile continued till the middle of May. During this period of November 2010 to May 2011, the plant processed a total of 19,850 tonnes leaving approximately 14,798 tonnes remaining on stockpile in inventory by calculation.

The majority of the concentrate produced during the bulk sample test was sold and the assays from the concentrate sale were used to reconcile the mill balance as reported following the verification of the bulk sampling results. All the remaining concentrate produced from the development material was shipped and sold early in 2012.

Following the completion of the bulk sample which was comprised of material from levels 1 and 2, mine advancement at San Gonzalo has been ongoing. In 2012, the remaining material from the stopes on level 2 was mined and brought to the surface. During 2012, level 3 was the main focus of mining activities with two stopes having been developed and partially extracted by the end of the year. By the end of July, a decline from level 3 to level 4 had been completed and work on the ramp to level 5 had commenced. By year-end, level 5 had been reached and stope development on level 4 was underway. Underground advancement for 2012 totaled 2,558 metres consisting of ramp advancement, cross cuts, drifts and raises.

In 2013, production has mainly come from level 4. Development of level 5 has been ongoing. To date, drifting along the vein on level 5 has totalled 440 metres; however results from sampling have only been received for 221.23 metres. To accurately compare levels 4 and 5, sampling on level 5 must first be completed.  Avino anticipates that vein length will improve on level 5 since the operation is now below the historic mine workings.

Comparison of Vein Widths and Grade (Back Samples): 4th & 5th Levels
Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
4th Level: 334.34m Sampled Length
1.72	2.05	440	0.64	1.16
5th Level: 221.23m Sampled Length
1.67	7.39	663	0.64	1.05

At the time of this report, the ramp from level 5 to level 6 has 55 metres remaining before the elevation of level 6 is reached; another 20 metres of crosscut remain until the vein on level 6 is intersected. The larger pumps and 6 inch pipes ordered to remove the excess water inflows in the ramp have been installed and are operating. Delays in the ramp advance have now been resolved.

The extraction drift to the northwest on level 5 is almost complete with 3 draw points remaining.

Access to the underground at San Gonzalo is via a 4m by 4m decline developed at -12%. The decline is developed at about 20m to 25m from the ore. San Gonzalo is using shrinkage mining for the narrower ore, ~1.4m in width and cut and fill mining for ore wider than 2m.

The San Gonzalo Mine was subject to a mineral resource estimate which was published in July 2013; please see the section below on Mineral Resource Estimates for more details.

Avino Mine

In February 2012, a new long-term royalty agreement was signed to grant Avino mining rights to the main Avino vein. When operations resume, Avino will use the existing 1,000 TPD circuit to process the material.

To resume underground development of the Avino mine, the existing underground workings must first be dewatered. Construction of a water treatment plant and water testing have been completed, the treatment plant is operational. At the time of this report, the water level had receded down to level 8.5 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. Avino is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it is discharged to the El Caricol dam and used for milling as well as for irrigation of local farms. Dewatering is expected to reach the bottom of the flooded area (level 11) by the second quarter 2014, with operations expected to resume in later in the year.

A review of the underground workings by mine personnel above the water level is also taking place to identify potential mining areas; this represents part of the exploration program aimed at re-opening the historic Avino mine. Equipment has been installed to rehabilitate and stabilize areas where sloughing has occurred.

The Avino Mine was subject to a mineral resource estimate which was published in July 2013, please see the section below on Mineral Resource Estimates for more details.

Tailings Resource

Avino continues to explore options for exploiting the mine's tailings resource left from past mining of the Avino Vein. The tailings are situated approximately 500 m west-southwest of the main shaft to the main Avino mine.

This asset includes oxide and sulphide tailings, each requiring separate treatment methods. The tailings resource was created during between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) then later underground (sulphide talings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. In 2012, the oxide tailings resource was the subject of a preliminary economic assessment completed by Avino’s independent engineering consultants Tetra Tech. The results of the study were published in the July 2013 Technical Report on the Avino Property, Durango, Mexico by Tetra Tech. (Please see the section below titled: Tailings Resource – Preliminary Economic Assessment). Further details the oxide tailings please see the section below titled: Mineral Resource Estimates

Project Infrastructure

The Avino Mine is connected to the local power grid with a line capacity quoted at 4 MW when the mine last operated in 2001.  With the shutdown, much of this excess power has been diverted to the surrounding towns in the district.  The present power line provides only 1,000 kW of power with 500 kW servicing the mill, 400 kW for San Gonzalo and the balance for the well at Galeana, employee accommodation facility and water reclaim from the tailings dam.  The San Gonzalo power line was built in 2009 to replace the contractor’s diesel generator used during mine development.  A C-27 CAT diesel power generator, which produces 700 kW, is being used to power the second circuit.

While water supply was found to be limiting in the past, Avino has taken the necessary steps to secure adequate supply.  To supplement the 1 Mm3 dam built by Avino in 1989, a well (Galeana) was drilled to the west of the mine site in 1996 to a depth of 400 m and is reported to have a water level at 40 m below the collar.  From this, a pipeline connection has been installed to the mine.  Additionally, Avino Mexico, in cooperation with the government, has repaired a government dam (El Caracol) and raised the dam wall by 6 m. A pipeline to the mine has also been installed.  This dam is shared with the population of Pánuco de Coronado for their irrigation needs, as 60% for the mine and 40% for the town, with government setting the annual total take to which percent sharing applies.  Mine site water use is from a combination of tailings water reclaim, El Caracol, and Galeana with preference given to mine site sources for which no water conservation charge was applicable (Slim 2005).

Underground mine water at the Avino Mine is acidic.  Since October 2012 dewatering of the Avino Mine began and a water treatment plant using lime to raise the pH and to precipitate the heavy metals was constructed and built.  The water treatment facility is a typical Mexican design and the effluent water quality had to meet the agricultural standards for discharge.  Test results to date show the results do meet the required agricultural standards and being discharged to the El Caracol Dam via gravity.  The effluent is being monitored on a daily basis when the treatment plant is operational.  Sludge which is considered low density is sent to the tailings dam.

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

In order to perform the bulk sample program, major infrastructure spending and mill repairs were required. Most of these expenditures took place in 2008 and 2009 with additional spending required more recently as further needs arise to meet the demands of an operating mine.

A list of the major items purchased, installed and repaired are as follows:

•
To provide an operating 250tpd milling circuit, as much of the existing process equipment was used. The crushing plant was reconfigured for 2 stages of crushing rather than 3 by installing a smaller jaw crusher, repairing the short head cone crusher and the vibrating screen.  The 8x6 ball mill was inspected and the necessary mechanical repairs were made to make the mill operational. Two smaller bank of flotation cells were fabricated and installed. In the dewatering section, the existing 20ft thickener was cleaned and the side walls and bottom were reinforced with new steel plates.  New filter sectors for the existing filter and a new vacuum pump were purchased and installed. The entire mill was rewired accordingly to meet the electrical code.

•	Infrastructure. Expenditures in this area included the following:

1.	Water supply from Galeana, La Caricol Dam and the Tailings Reclaim. All of these items required pumps, electrical starters, cable and transformers and repairs to the existing pipelines.
2.	Clean and reactivate the two existing water storage tanks and install a new 2” pipeline to supply water to San Gonzalo
3.	Purchase equipment such as a new Varian AA machine for the Assay Laboratory
4.	Two diamond drill core storage sheds
5.	Reactivate and calibrate the existing dump truck scale
6.	Miners Quarters for approximately 50 contract miners and related services for housing them
7.	Mine Office and Maintenance Shop
8.	Fuel Storage Tank and containment
9.	Reactivate two secured explosives storage facilities and the guard house
10.	Phone and telecommunication systems
11.	New 400kW Power line from the vicinity of the process plant to San Gonzalo
12.	Upgrade the road from San Gonzalo to process plant. A distance of about 1.7km.
13.	4 mine dewatering pumps for ET
14.	Water Treatment plant
15.	Lime storage and feeding system for water treatment plant
16.	700kW CAT generator for Circuit #2
17.	2 Diesel fuel storage tanks for Circuit #2 generator
18.	Ring and puck Lab pulveriser
19.	Fire Assay furnace
20.	4 ¼ short head cone crusher

•	Major Surface and Underground Equipment Purchases include:

1.	924-H Caterpillar front end loader
2.	DR-6 Cat Dozer
3.	13 light service passenger vehicles
4.	300kW Diesel power generator
5.	150hp Air compressor
6.	5 yard Scoop from Remag
7.	3 yard Scoop from Caterpillar
8.	LY-44 Surface and ONRAM 1000/3 Underground diamond drills
9.	Caterpillar 320D combination backhoe and rock breaker
10.	Oldenberg single boom jumbo from Caterpillar
11.	RG 1600 Scoop tram
12.	Energy efficient air compressor
13.	2 San Gonzalo mine dewatering pumps
14.	CAT mini loader for loading concentrate
15.	Shotcrete machine

Starting May of 2011 when the San Gonzalo material on stockpile was depleted following the bulk sample, the process plant was used to treat old stockpiles from historic mining of the Avino Mine. These were low grade stockpiles which were originally considered marginal or waste due to low metal prices. These stock piles were treated until underground development at San Gonzalo was sufficiently advanced to provide mill feed at a sustained rate of 250 tonnes per day.  On October 1, 2012, Avino made the transition to San Gonzalo mill feed and declared full commercial production at San Gonzalo

During the second quarter 2013 a second 250 tpd circuit (“circuit 2”) in the mill was commissioned and put into operation for the processing of remaining Avino Mine surface stockpiles.

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

Costs Incurred to Date

The table below for the years ended December 31, 2010 to 2012 contain selected financial data prepared in accordance with IFRS which have been derived from our previously audited consolidated financial statements for the periods ending on such dates. The financial data presented above for 2006 to 2009 are presented in accordance with US GAAP and is not comparable to information prepared in accordance with IFRS.

*Operating and administrative expenses do not reflect other income or expense or other comprehensive income or loss.

	Exploration and Evaluation Expenditures	Capital Expenditures	*Operating and Administrative Expenses	Total
2006	72,208	18,331	4,014,734	4,105,273
2007	2,292,156	777,586	868,527	3,938,269
2008	1,764,719	93,492	1,575,913	3,434,124
2009	320,100	281,461	669,178	1,270,739
2010	1,839,096	324,360	1,110,643	3,274,099
2011	4,590,331	1,483,453	4,042,647	10,116,431
2012	2,387,771	946,286	1,929,746	5,263,803
Total	13,266,381	3,924,969	14,211,388	31,402,738

Below is a table summarizing the estimated planned future costs for 2013 and 2014:

Year	Operating Expenses	Capital Expenditures	TOTAL
2013	$ 8,400,000	$ 5,100,000	$ 13,500,000
2014	$ 10,800,000	$15,800,000	$26,600,000
Total	$ 19,200,000	$20,900,000	$40,100,000

Mineral Reserve Estimates

There are currently no mineral reserves on the Property.

Mineral Resource Estimates

Below is a summary of current mineral resources at the San Gonzalo and Avino Mines as well as the oxide tailings resource (as reported in the July 2013 Technical Report on the Avino Property) grouped into the measured, indicated and inferred categories. The effective dates of the resource estimates are June 10, 2013 for San Gonzalo and Avino Mines, while the effective date for the Oxide Tailings is July 24, 2012, but it is still considered current.

Resource Category	Deposit	Cut-off Ag Eq*	Tonnes	Contained Metal				Grade
				Ag_Eq	Ag	Au	Cu	Ag_Eq	Ag	Au	Cu
				(oz)	(oz)	(oz)	(t)	(g/t)	(g/t)	(g/t)	(%)
Measured	San Gonzalo System	150	71,416	914,791	759,801	3,288	N/A	398	331	1.432	N/A
Total Measured -All Deposits			71,416	914,791	759,801	3,288	N/A

Indicated	Avino System	100	4,253,968	23,838,629	10,835,338	72,207	30,914	174.3	79.2	0.528	0.727
Indicated	San Gonzalo System	150	222,407	2,763,069	2,043,514	15,263	N/A	386	286	2.134	N/A
Total Indicated -All Deposits			4,476,375	26,601,698	12,878,852	87,470	30,914

Inferred	Avino System	100	3,220,896	16,262,944	7,068,831	75,858	17,719	157	68.3	0.733	0.55
Inferred	San Gonzalo System	150	1,085,276	10,494,843	8,158,834	49,549	N/A	300.8	233.8	1.42	N/A
Inferred	Oxide Tailings	50*	2,340,000	N/A	6,660,000	39,530	N/A	N/A	91.3	0.54	N/A
Total Inferred -All Deposits			6,646,172	26,757,787	21,887,665	164,937	17,719
*Ag Eq not calculated for the oxide tailings resource; cut-off in g/tAg

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

San Gonzalo Mine System

The San Gonzalo Mine estimate was based on data from surface diamond drill programs between 2007 and 2011 (64 holes and 14,624 metres of drilling) and underground development sampling data from levels 1, 2, 3 and 4. Modelling of this data also shows the presence of mineralization for the nearby Angelica vein and its resource estimate has been added to those of the San Gonzalo vein.

The base case scenario used in the estimation assumes a silver price of $US20 which translates into a cut-off grade of 150 g/t silver equivalent at San Gonzalo. The current silver price analysis using US$24.50 per ounce establishes a cut-off grade of 120 g/t for silver equivalent. Since commercial production began in October 2012, Avino has been using a cut-off grade of 120 g/t for silver equivalent.

A summary of the resource at the San Gonzalo mine using different cut-off grades is presented below:

					Metal			Grade
Resource Category	Ag_Eq Cut off	Volume (m3)	Tonnes	Density	Ag_Eq (oz)	Ag (oz)	Au (oz)	Ag (g/t)	Ag (g/t)	Au (g/t)
Measured and Indicated	50	163,400	425,764	2.606	4,076,578	3,124,273	20,199	297.8	228.2	1.476
	100	134,112	349,348	2.605	3,901,468	2,987,063	19,396	347.4	265.9	1.727
	120	126,688	329,323	2.599	3,830,639	2,927,804	19,150	361.8	276.5	1.809
	150	113,264	293,822	2.594	3,677,861	2,803,315	18,550	389.3	296.8	1.964
	200	89,704	231,583	2.582	3,325,495	2,528,182	16,912	446.6	339.6	2.271
	250	76,672	197,530	2.576	3,079,688	2,339,140	15,708	484.9	368.3	2.473
Inferred	50	560,128	1,476,184	2 635	11,899,790	9,281,947	55,527	250.7	195.6	1.170
	100	512,920	1,352,355	2.637	11,615,072	9,055,601	54,289	267.1	208.3	1.249
	120	488,944	1,289,240	2.637	11,391,021	8,880,117	53,259	274.8	214.2	1.285
	150	412,200	1,085,276	2.633	10,494,843	8,158,834	49,549	300.8	233.8	1.420
	200	296,232	779,484	2.631	8,811,481	6,824,184	42,153	351.6	272.3	1.682
	250	209,536	551,401	2.632	7,148,532	5,508,613	34,785	403.2	310.7	1.962
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

San Gonzalo Mine – Resource Depletion

The mineral resource estimate at San Gonzalo does not factor in depletion from on-going mining activities. Including the bulk sample test as well as production mining during 2012 and 2013, thus far Avino has extracted 68,897 mined tonnes and 28,024 tonnes of development material for a total of 96,921 tonnes as of October 15th, 2013.

Avino Mine System

The Avino Mine estimate was based on data from surface diamond drill programs between 2006 and 2012 (34 holes and 11,523 metres of drilling). Historic mining information was also provided to assist with the modelling of the deposit for the mined out open pit and underground areas as well as to project the shape of the deposit below the 12th level. The 3D wire frame model shows the presence of another mineralization zone called the "Hanging Wall Breccia" or "Cross Cutting Vein". Its resource estimate has been included in the Avino Mine system.

As summary of the resource at the Avino mine using different cut off grades is presented below:

					Metal				Grade
Resource Category	Cut-off Ag Eq*	Volume (m3)			Ag_Eq	Ag	Au	Cu	Ag_Eq	Ag	Au	Cu
			Tonnes	Density	(oz)	(oz)	(t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)
Indicated	50	3,156,176	8,485,813	2.689	33,698,095	14,645,088	105,279	45,384	123.5	53.7	0.386	0.535
	80	2,113,760	5,673,771	2.684	27,938,365	12,390,900	86,867	36,874	153.2	67.9	0.476	0.650
	100	1,584,648	4,253,968	2.684	23,838,629	10,836,338	72,207	30,914	174.3	79.2	0.528	0.727
	150	853,528	2,327,430	2.695	16,205,941	7,697,377	46,408	20,369	216.6	102.9	0.620	0.875
	200	405,792	1,105,097	2.723	9,474,178	4,522,283	27,828	11,718	266.7	127.3	0.783	1.060
	250	218,048	596,569	2.736	5,820,374	2,792,304	16,552	7,243	303.5	145.6	0.853	1.214
Inferred	50	3,316,272	8,982,925	2.709	29,258,352	12,407,216	130,031	33,978	101.3	43.0	0.450	0.378
	80	1,742,616	4,710,633	2.703	20,488,097	8,718,189	97,196	22,668	135.3	57.6	0.642	0.481
	100	1,193,320	3,220,896	2.699	16,262,944	7,068,831	75,868	17,719	157.0	68.3	0.733	0.550
	150	519,704	1,399,366	2.693	8,967,681	4,229,254	29,878	10,670	199.3	94.0	0.664	0.763
	200	204,560	552,562	2.701	4,338,265	2,289,307	7,375	5,539	244.2	128.9	0.415	1.002
	250	71,344	195,258	2.737	1,802,917	1,022,743	2,284	2,197	287.2	162.9	0.364	1.125
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Oxide Tailings Resource

The mineral resource was estimated for the oxide tailings generated from prior historical mining operations, using ordinary kriging (OK) interpolation and uncapped grades. The assay values for this estimate are based on 28 drill holes, which were completed on the tailings by Avino Mexico in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. The entire resource is classified as an inferred mineral resource, based on the historical nature of the drilling (prior to the institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements). Verification samples collected by Tetra Tech confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign and confirmed that the Mine's lab assays are not materially different from those of external labs.

Method of Calculation

The Avino system and San Gonzalo system mineral resources were modelled and estimated using Datamine(tm) software version 3.20.6140.0. The reported mineral resource was interpolated using ordinary kriging (OK) and capped grades. Avino mineralization included the interpolation of silver, gold and copper, while San Gonzalo mineralization included the interpolation of silver and gold. Where sufficient data was available, specific gravity (SG) was estimated using OK, otherwise the average estimated value was assigned.

Reported cut-offs utilize a silver equivalent (Ag_Eq) calculation where the total metal value is converted into an in situ silver resource. For reporting purposes, a base-case Ag_Eq cut-off of 100 g/t is used for the Avino system and an Ag_Eq cut-off of 150 g/t is used for the San Gonzalo system. Current cut-offs used for financial projections by Avino, based on recent market prices, include 80 g/t for the Avino system and 120 g/t for the San Gonzalo system.

To calculate the above silver equivalent grades, Avino has assumed a price of silver of US $20 per oz., a price of copper of US $3.66 per lb. with a recovery rate of 85% for copper, and a price of gold of US $1,507 per oz., with 75% recovery rate for gold at the Avino Mine and 70% recovery rate for gold at the San Gonzalo Mine.

The oxide tailings mineral resource was estimated using Geovariance Isatis(tm) software and OK interpolation with uncapped grades. The assay values for this estimate are based on 28 drill holes which were completed on the tailings by Avino Mexico in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. A specific gravity of 1.605 was used based on the global average for the oxide tailings reported by Slim (2005d). For reporting purposes, a silver cut-off of 50 g/t was used; an Ag Eq value was not calculated for the oxide tailings. This mineral resource was estimated by Mr. Mike O'Brien, and has an effective date of July 24, 2012. It was originally disclosed by Tetra Tech (2012), but is considered current.

Exploration

Early Drilling (Prior to Mine Closure), 1968 to 2001
Avino Vein

Between 1968 and 2001, at least 25 diamond drill holes, ranging in length from 132.20 to 575.20 m, are reported to have been drilled from surface into the Avino vein.  Included in this total are 10 holes that were drilled by Selco in 1970 when they were re-habilitating some of the old underground workings to provide access for sampling (Slim 2005d).  No further information on these drill holes was available to Tetra Tech and they are not included in the resource estimate for the Avino vein.

Oxide Tailings, 1990 to 1991

Between November 10 and December 5, 1990 and March 8 and May 30, 1991, Avino completed six trenches and 28 vertical drill holes in the tailings along 7 fences at a spacing of roughly 50 m by 50 m (Benitez Sanchez 1991).  Drilling was completed transversely to the drainage pattern of the tailings.  Cut at 1 m vertical increments, 461 samples were assayed for silver and gold at the mine assay lab and occasional moisture contents were reported.  Assay results from these drill holes have been previously reported (Tetra Tech 2013).

Summary of 1990/1991 Holes

Hole ID	Easting (m)	Northing (m)	Elevation (m)	Assay Length (m)	Measured Length (m)
A1	570205	2712340	2,204	5.0	5.00
A2	570184	2712306	2,203	7.0	7.25
A3	570192	2712267	2,203	8.0	8.00
A4	570167	2712236	2,203	9.0	9.00
A5	570175	2712197	2,203	15.0	16.25
A6	570152	2712167	2,202	18.0	18.00
A7	570159	2712128	2,201	16.0	16.00
A8	570149	2712094	2,200	8.0	8.00
Z1*	570197	2712411	2,218	9.0	9.50
Z2*	570176	2712365	2,218	16.0	16.00
Z3*	570165	2712317	2,217	13.0	13.25
Z4*	570153	2712269	2,217	13.0	13.50
Z5*	570142	2712221	2,216	13.0	13.00
Z6*	570135	2712175	2,215	14.0	14.00
B1	570132	2712365	2,217	10.0	10.00
B2	570114	2712318	2,217	19.0	19.25
B3	570101	2712268	2,216	26.0	26.75
B4	570079	2712207	2,216	23.5	23.50
B5	570082	2712140	2,214	18.0	18.00
C1	570085	2712383	2,218	8.5	8.75
C3	570077	2712354	2,217	15.0	15.00
C4	570049	2712250	2,216	24.0	24.00
C5	570028	2712164	2,216	14.0	14.00
C6	570017	2712117	2,216	10.0	10.00
D1	570029	2712373	2,218	13.0	13.00
D2	570018	2712329	2,217	19.0	19.25
D3	570003	2712273	2,218	19.5	19.50
D4	569961	2712167	2,216	6.0	6.00
E1	569977	2712369	2,217	13.0	13.25
E2	569960	2712311	2,216	18.5	18.50
E3	569952	2712267	2,216	12.0	12.00
F1	569936	2712401	2,216	18.5	18.50
F2	569926	2712364	2,216	16.0	16.00
F3	569915	2712324	2,216	15.0	15.00

Plan View of 1990 Hole Locations
                                                                                          Source: Slim (2005d)

Recent Drilling (Post Mine Closure), 2001 to Present

A total of 98 drill holes have been completed on the Avino and San Gonzalo veins, totalling 26,147.32 m.  Additional exploration holes have been drilled elsewhere on the Property, but those drilling results are not considered material.  Most holes were surveyed down hole using a Tropari single-shot magnetic instrument.  Of those holes for which down hole surveys were completed, the majority contain three or fewer measurements, typically at the collar and near the end of hole, and sometimes part-way down the hole.  Many holes were not surveyed to within 10 m of the end of the hole.
Geophysical Surveys: Induced Polarization (IP)

In December 2006, Avino conducted an 80 km line deep penetrating IP Survey at the property.  IP geophysics helps identify drill targets.  The IP Survey was completed in 2007.  Avino did follow-up soil geochemical, satellite imagery and other surveys to better define targets in the covered areas.

Avino Vein (Including ET Zone) and Nearby Veins

Since 2001, Avino has drilled 34 holes below Level 12, where mining ceased, for a total of 11,523.2 m of drilling.  Drilling has targeted the ET Zone in particular.  There were 5 holes completed in 2006 (2,166.85 m), 12 holes in 2007 (3,906.5 m), 8 holes in 2008 (2,186.7), and 9 holes in 2012 (3,263.15 m).  No drilling has been completed on the Avino Vein since 2012.  Assay results from all drill holes up to and including ET-12-06 have been previously reported (Tetra Tech 2012).

Tecmin Servicios, S.A. de C.V., was contracted for the 2007 and 2008 drilling programs at the ET Zone of the Avino vein.  Since the Avino deposit strikes approximately east-west and dips at 60 to 70° to the south, holes are generally oriented from south to north at various bearings and dip angles in order to intersect the structure at a target depth.  Holes were drilled using Avino's Longyear 44 core rig at thin wall NQ diameter.

Drillholes Completed from 2006 to 2012 on the Avino Vein

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
CH-06-03	338	-50	453.75	571013	2712796	2,208
ET-06-01	337	-55	431.20	570271	2712262	2,187
ET-06-02	340	-50	416.70	570337	2712309	2,190
ET-06-03	339	-48	421.15	570457	2712361	2,194
ET-06-04	340	-50	444.05	570501	2712468	2,215
ET-07-01	001	-69	298.60	570176	2712453	2,222
ET-07-02	358	-75	311.90	570206	2712467	2,224
ET-07-03	336	-71	349.50	570344	2712498	2,226
ET-07-04	331	-56	318.70	570440	2712511	2,226
ET-07-05	333	-65.5	351.50	570440	2712510	2,226
ET-07-06	336	-55	320.05	570520	2712524	2,225
ET-07-07	330	-56.5	304.85	570585	2712569	2,230
ET-07-08	346	-69	399.70	570584	2712569	2,231
ET-07-09	336	-62	328.55	570629	2712604	2,235
ET-07-10	338	-62	308.65	570645	2712650	2,245
ET-07-11	337	-69	329.80	570682	2712654	2,241
ET-07-12	337	-48	284.70	570735	2712654	2,234
ET-08-01	329	-45	221.45	570807	2712712	2,236
ET-08-02	330	-54	234.50	570341	2712549	2,244
ET-08-03	333	-64	265.10	570341	2712549	2,244
ET-08-04	337	-65	358.65	570579	2712568	2,231
ET-08-05	338	-66	371.10	570658	2712629	2,240
ET-08-06	338	-59	292.45	570676	2712654	2,243
ET-08-07	343	-70	174.40	570747	2712656	2,234
ET-08-08	344	-45	269.05	570906	2712766	2,227
ET-12-01	332	-62	288.15	570354	2712501	2,226
ET-12-02	335	-53	360.90	570507	2712472	2,214
ET-12-03	335	-61	367.75	570507	2712471	2,214
ET-12-04	335	-64	373.75	570544	2712497	2,216
ET-12-05	336	-62	369.20	570566	2712508	2,218
ET-12-06	336	-70	396.10	570589	2712523	2,219
ET-12-07	336	-64	327.60	570678	2712594	2,227
ET-12-08	336	-72	384.35	570678	2712594	2,227
ET-12-09	336	-72	395.35	570646	2712555	2,222

Plan View Map Illustrating the Location of Drill Holes on the Avino Vein

San Gonzalo and  Nearby Veins

At San Gonzalo, Avino drilled 40 holes in 2007 (9,222.9 m), 6 in 2008 (1,782.65 m), and 18 in 2011 (3,618.57 m), for a total of 64 drill holes and 14,624.12 m of drilling. No drilling has been completed on the San Gonzalo vein since 2011. All holes were of thin wall NQ size core diameter and were completed using Avino’s Longyear 44 core rig. Additional holes also explored the nearby Guadalupe, San Juventino, San Lucerno, Mercedes, San Jorge, and Yolanda veins.

According to Gunning (2009), the collars for 2007 and 2008 drill holes were marked by concrete monuments and the collars have been surveyed.  A check of the coordinates with a handheld global positioning system (GPS) revealed a possible 10 m constant error which may simply mean that all of the mine coordinates are not precisely Universal Transverse Mercator (UTM).  However, this could also indicate the existence of a small surveying error on the Property.

In 2011, a total of 69 holes totalling 9,943 m were drilled principally in the following locations: San Gonzalo (18 holes), La Potosina (9 holes), Guadalupe (23 holes), San Juventino (3 holes), San Lucero (5 holes), Mercedes (1 hole), San Jorge (3 holes), Yolanda (2 holes).  With the exception of the San Gonzalo vein, all of these locations are considered targets for further exploration.

Drill holes Completed from 2007 to 2011 on the San Gonzalo Vein

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
SG-07-01	050	-60	386.80	571713	2713982	2297
SG-07-02	038	-48	323.70	571714	2713983	2297
SG-07-03	074	-43	315.00	571714	2713981	2297
SG-07-04	053	-49	312.70	571651	2714059	2276
SG-07-05	059	-69	137.00	571650	2714058	2276
SG-07-06	055	-58	387.20	571650	2714058	2276
SG-07-07	044	-44	281.55	571578	2714117	2281
SG-07-08	043	-55	383.70	571578	2714116	2281
SG-07-09	038	-45	106.60	571677	2714137	2277
SG-07-10	053	-58	162.90	571677	2714136	2277
SG-07-11	015	-49	158.60	571676	2714135	2277
SG-07-12	089	-53	175.45	571678	2714133	2277
SG-07-13	055	-49	160.55	571770	2713993	2315
SG-07-14	054	-53	295.20	571716	2713971	2297
SG-07-15	218	-49	96.20	571689	2714268	2296
SG-07-16	219	-54	99.85	571552	2714354	2285
SG-07-17	252	-55	69.80	571428	2714421	2268
SG-07-18	218	-65	238.05	571765	2714318	2293
SG-07-19	257	-66	344.90	571763	2714320	2293
SG-07-20	215	-67	247.40	571650	2714345	2281
SG-07-21	038	-53	294.00	571713	2713979	2297
SG-07-22	218	-54	232.50	572007	2714128	2343
SG-07-23	216	-70	303.45	572007	2714128	2343
SG-07-24	217	-53	124.40	571969	2714077	2351
SG-07-25	216	-65	190.45	571969	2714078	2351

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
SG-07-26	216	-69	395.40	572033	2714172	2337
SG-07-27	218	-55	237.75	572078	2714077	2345
SG-07-28	218	-74	319.50	572078	2714078	2345
SG-07-29	221	-43	103.55	572033	2714010	2356
SG-07-30	221	-64	158.40	572034	2714010	2356
SG-07-31	218	-43	71.85	571954	2714056	2352
SG-07-32	223	-70	407.95	572122	2714135	2330
SG-07-33	211	-43	130.60	572069	2714009	2353
SG-07-34	210	-58	183.05	572069	2714010	2353
SG-07-35	211	-68	272.15	572069	2714010	2353
SG-07-36	215	-41	102.15	572050	2713959	2358
SG-07-37	219	-53	154.35	572115	2713975	2351
SG-07-38	221	-66.5	214.15	572115	2713975	2351
SG-07-39	220	-73	128.05	572120	2713898	2353
SG-07-40	220	-74	516.05	571899	2714211	2321
SG-08-01	035	-51	210.05	571776	2713974	2314
SG-08-02	215	-57	269.05	571964	2714167	2335
SG-08-03	215	-70	331.95	571964	2714168	2335
SG-08-04	215	-63	269.95	572029	2714121	2343
SG-08-05	035	-55	475.25	571701	2713893	2285
SG-08-06	048	-64	226.40	571679	2714137	2277
SG-11-01	215	-59	100.95	571981	2714009	2357
SG-11-02	215	-63	141.15	571995	2714030	2355
SG-11-03	215	-44	98.45	572020	2713994	2357
SG-11-04	212	-54	176.50	571969	2714079	2351
SG-11-05	040	-43	151.40	571892	2713832	2317
SG-11-06	189	-44	122.32	571732	2714379	2274
SG-11-07	030	-68	74.00	572030	2713946	2358
SG-11-08	037	-67	125.35	572043	2713888	2360
SG-11-09	181	-48	71.10	571585	2714366	2278
SG-11-10	201	-61	78.40	571240	2714538	2235
SG-11-11	201	-61	91.95	571329	2714397	2274
SG-11-12	218	-71	312.15	571811	2714288	2305
SG-11-13	218	-71	345.40	571847	2714258	2310
SG-11-14	209	-61	330.50	571939	2714214	2326
SG-11-15	211	-68	363.45	572030	2714172	2337
SG-11-16	209	-62	334.25	572092	2714173	2331
SG-11-17	210	-70	383.10	571836	2714336	2306
SG-11-18	218	-71	318.15	571765	2714321	2293

Plan View Map Illustrating the Location of Drill Holes on the San Gonzalo Vein

Avino is formulating plans to continue exploration at the San Gonzalo zone as well as other high-potential targets on the property to expand known resources and the mine's output. Historic near- to-surface mining on the property has left many clues as to where mineralization hot spots are located. Using modern technology to integrate, manage and interpret more than 80 km of Induced Polarization (IP) Geophysics, 1,500 soil samples, satellite imagery, data from ongoing drilling and historic data, the company is seeking to define new high potential targets that were not visible or accessible in the past.

Drilling at San Gonzalo is planned and will shift from surface to underground drilling using the company's recently purchased underground drill. Extensive drilling is also planned on the tailings resource to provide material for metallurgical test work as well as to upgrade ounces from an inferred resource to the measured and indicated category; 1985 meters of drilling through 95 holes using a sonic drill are planned. Avino also plans to drill a further 44 holes as part of the Company's ongoing regional drill program in areas including: La Potosina, Aranguez, Gran Luccero, Guadalupe and La Estela.

San Gonzalo Bulk Sample Program

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

The results are based on the metallurgical balance provided below:

	Weight	Assay (g/t)		Contents (kg)		Contents (oz’s)		Recovery (%)
	Tonnes	Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.7	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.9	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.8	41	24

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

Evaluation costs relating to mining, milling, and overhead for the bulk sample program US$567,045 or US$7.62 per ounce silver equivalent. Included in these amounts are costs for the raises and stopes. Cost per tonne produced were $53.91 and proceeds on 188 tonnes of concentrate sold of US $1.83 million. (The contract prices per ounce of silver and gold were US$36.75 and US$1,511.31 respectively)

No formal feasibility study was commissioned after bulk sampling program.

Tailings Resource – Preliminary Economic Assessment

In 2013 an updated Technical Report on the Avino Property was published which focused on the oxide tailings resource. The new study factored in current metals prices (US$1,271 oz Gold, US$20.59 silver) for a base case analysis of the project as well as a spot price analysis using (US$1,622.20 Gold, US$28.36 Silver). Cyanide heap leach tests undertaken in the study produced recoveries of: 68% for silver, 82% for gold or 78% for silver, 87% for gold if the material is first re-ground at the mill and then leached in tanks.  The Technical Report is a preliminary economic assessment and should not be considered a prefeasibility or feasibility study, as the economics and technical viability of the oxide tailings have not been demonstrated at this time.  The above preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to apply economic considerations that would allow for categorization as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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

A preliminary economic assessment should not be considered a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time.  The above preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to apply economic considerations that would allow for categorization as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability Mineral resources that are not mineral reserves do not have demonstrated economic viability. This assessment is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable to them to be categorized as mineral reserves. At this time there is no certainty that the preliminary assessment and economics will be realized.

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

Reclamation

An updated mine closure plan and reclamation will be required for the Project. The mine closure plan should include information; such as:

•   justification for the closure plan considering technical, environmental and
•   legal aspects
•   objectives and how they will be met
•   photo evidence and details of the environmental situation prior to
•   commencing closure activities
•   schedule of activities
•   the progressive reclamation of the site during the life of the operation
•   the design of tailings disposal areas
•   the reclamation and re-vegetation of the surface disturbances wherever practicable
•   a cost estimate of the work required to close and reclaim the mine
•   a plan for ongoing and post-closure monitoring and reporting at the site.

No cost estimates have generated at this time to ensure the project meets the environmental requirements once the processing of the heap material has been terminated.

As per Federal regulations, under LGEEPA, both the SEMARNAT and PROFEPA ministries require Avino to present in its first semi-annual report for a General Plan to Remediate the Site dates, activities, techniques, costs that will guarantee restoration of affected areas, considering complete reforestation of impacted sites, removal of foundations and infrastructure that is no longer useful, roads that no longer have any use, remove all rubbish and properly dispose of, closing off adits that are no longer needed and restoration of the tailings facility when its operational life is finished. Avino will also need to present a reforestation program for the entire surface area affected during mining operations. This program will include caveats to safeguard flora and fauna.

Eagle Property – Not Material

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

Olympic-Kelvin Property- Not Material

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

Minto Property- Not Material

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

EL Laberinto Property- Not Material

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

Other Properties (Durango, Mexico) – Not Material

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

A.  Operating Results - San Gonzalo Mine

The fiscal year ended December 31, 2012 saw Avino transition from an exploration stage to a production stage company.   On October 1, 2012 the Company declared commercial production for the San Gonzalo mine.

Results from the first 4 quarters of operations are reported in the table below:

	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Total Mill Feed (dry tonnes)	19,351	19,988	19,723	19,539
Average Daily Throughput (tpd)	217	227	229	222
Days of Operation	89	88	86	88
Feed Grade Silver (g/t)	282	280	309	259
Feed Grade Gold (g/t)	1.366	1.218	1.29	1.04
Bulk Concentrate (dry tonnes)	610	636	568	538
Bulk Concentrate Grade Silver (kg/t)	7.46	7.28	8.72	7.44
Bulk Concentrate Grade Gold (g/t)	32.2	28.1	31.4	26.33
Recovery Silver (%)	83	83	81	79
Recovery Gold (%)	74	73	70	70
Mill Availability (%)	95.1	96.4	95.5	94.4
Total Silver Produced (kg)	4,548	4,634	4,960	4,000
Total Gold Produced (g)	19,604	17,849	17,875	14,161
Total Silver Produced (oz) calculated	146,215	149,004	159,582	128,607
Total Gold Produced (oz) calculated	630	574	574	455
Total Silver Equivalent Produced (oz)	187,184	180,567	191,107	151,372
During Q3 2013 silver equivalent was calculated using a 65:1 ration. Silver equivalent for Q1&Q2 2013 was calculated using a 55:1 ratio for silver to gold. For Q4 2012, a 50:1 ratio was used in the calculation. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Avino Mine Stockpiles

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

In April 2013, Avino commissioned a second 250 tpd circuit at the processing facility and began processing the remaining above ground Avino Mine stockpiles.

Results from the first 6 months of operations are presented below:

	Apr 2013	May 2013	June 2013	July 2013	Aug 2013	Sept 2013	YTD 2013
Total mill feed – (dry tonnes)	4,040	5,917	6,324	5,922	5,774	6,583	34,560
Days of Operation	19	30	29	30	28	29	165
Feed grade Silver - g/t	73	84	78	89	78	85	82
Feed grade Gold - g/t	0.79	0.70	0.84	0.83	0.63	0.85	0.78
Bulk concentrate – (dry tonnes)	49.84	66.05	84.42	80.52	48.53	80.99	410.35
Bulk Concentrate Grade Silver (kg/t)	3.977	4.833	3.509	4.310	5.865	4.658	4.442
Bulk Concentrate Grade Gold (g/t)	35.30	32.19	32.20	32.74	38.11	36.63	34.25
Recovery Silver (%)	67	64	60	66	63	67	65
Recovery Gold (%)	55	51	51	54	51	53	52
Mill availability (%)	63	83	96	87	84	97	90
Total Silver Produced (oz) calculated	6,373	10,264	9,525	11,156	9,151	12,129	58,599
Total Gold Produced (oz) calculated	57	68	87	85	59	95	452
Total Silver Eq. Produced (oz) calculated	9,484	14,023	14,332	16,665	13,016	18,329	85,849

During the third quarter 2013 silver equivalent was calculated using a 65:1 ration. Silver equivalent for Q2 2013 was calculated using a 55:1 ratio for silver to gold. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Developments for 2012 and 2013

Exploration - Avino Mine

In February 2012, a new long-term royalty agreement was signed to grant Avino mining rights to the main Avino vein. Mining activities were suspended on the Avino vein in 2001 due to low metals prices and the closure of a key smelter.  Shortly after signing the new royalty agreement, the Company initiated an exploration program to further define remaining resources. The 2012 drill program, which totaled 3,263 metres through 9 holes used to form the basis for the current mineral resource estimate below level 12 which was published in July 2013.

Development – Avino Mine

To resume underground development of the Avino mine, the existing underground workings must first be dewatered. During the year, construction of a water treatment plant and water testing was completed.  As of April 30, 2013, the water level had receded down to level 8 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. Avino is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it will be discharged to the El Caricol dam on the property and used for milling as well as for irrigation of local farms. Dewatering is expected to reach the bottom of the flooded area in early 2014 with operations expected to resume in later in the year.

A review of the underground workings by mine personnel above the water level is also taking place to identify potential mining areas for mill feed; this represents part of the exploration program aimed at reopening the ET (Avino) mine.

Mill Expansion

In the fourth quarter 2012, Avino began to re-furbish a second 250 tpd circuit (“circuit 2”) to process remaining historic aboveground stockpiles left from past mining of the main Avino Vein. The Company expects the stockpiles will provide enough mill feed for approximately seven months of operations. During the third quarter of 2012, Circuit 1 (250 tpd) produced 50,074 ounces of silver equivalent (calculated) from the same stock piles, Avino expects output will be similar from Circuit 2 once it's activated in second quarter of this year. After the historic stockpiles have been depleted, the new circuit will have the ability to process additional mill feed from the San Gonzalo and Avino Mines as they are developed at depth.

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

B.           Liquidity and Capital Resources

During the year ended December 31, 2012, the Company incurred expenditures relating to its Mexican properties of $2,392,914 which was offset by the sale of concentrate of $3,490,581. The Company had non-cash additions to Mexican properties of $250,100 relating to deferred depreciation on property, plant, and equipment and $204,334 relating to common shares issued for rights extension, and non-cash reductions of $2,661,265 and $136,511 relating to amounts transferred to mining properties and movements in foreign exchange.  The net decrease to Exploration and evaluation assets at the Company’s Mexican properties was $3,441,009. The Company also acquired property, plant and equipment of $981,119, not including the amount transferred from exploration and evaluation assets, net of depreciation of $308,962 and foreign exchange movements of $26,222 The Company is now in commercial production and earned operating revenues of $2,255,376 in addition to interest and other income of $45,224 during the year ended December 31, 2012.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment no. 1 to the annual report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: November 19, 2013	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)