Form 20-F
period 2013-12-31
AVINO SILVER & GOLD MINES LTD
filed 2014-04-17
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________

FORM 20-F
_____________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to ________________

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______________

Commission File Number 001-35254

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

There were 27,488,834 common shares, without par value, issued and outstanding as of December 31, 2013.

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

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the silver mining industry, expectations regarding silver prices, production, cash costs and other operating results, growth prospects and outlook of the Company’s operations, individually or in the aggregate, including the commencement of production at levels intended by management at certain of the Company’s exploration and production projects, the Company’s liquidity and capital resources and capital expenditure, and the outcome and consequences of any potential or pending litigation or regulatory proceedings, contain forward-looking statements regarding the Company’s operations, economic performance and financial condition.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in silver prices and exchange rates, political changes in Mexico, competition for resource properties and infrastructure in the mineral exploration industry, the Company’s ability to obtain additional financing, and business and operational risk management and other factors as determined in “Item 3.D: Risk Factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as may be required by law. All subsequent written or oral forward-looking statements attributable to the Company or any person acting on its behalf are qualified by the cautionary statements herein.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). The annual audited consolidated financial statements for the year ended December 31, 2011 were our first annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’), and these financial statements included comparative figures for the year ended December 31, 2010 also prepared in accordance with IFRS.

GLOSSARY OF MINING TERMS

agglomeration	Cementing crushed or ground rock particles together into larger pieces, usually to make them easier to handle; used frequently in heap-leaching operations.

anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

anomaly	Any concentration of metal noticeably above or below the average background concentration.

assay	An analysis to determine the presence, absence or quantity of one or more components.

breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material.

cretaceous	The geologic period extending from 135 million to 65 million years ago.

cubic meters or m3	A metric measurement of volume, being a cube one meter in length on each side.

cyanidation	A method of extracting exposed silver or gold grains from crushed or ground ore by dissolving it in a weak cyanide solution.

diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

fault	A fracture in a rock where there has been displacement of the two sides.

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

hectare or ha	An area totaling 10,000 square meters.

highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

induced polarization (IP)	A method of ground geophysics surveying employing an electrical current to determine indications of mineralization.

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

mineral resource
The estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity of mineralization must be understood. Mineral resources are sub-divided in order of increasing geological confidence into “inferred”, “indicated”, and “measured” categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

mineralization	Usually implies minerals of value occurring in rocks.

net smelter returns (NSR) royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.

oxide	A compound of oxygen and some other element.

ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

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

quartz	Silica or SiO2, a common constituent of veins, especially those containing silver and gold mineralization.

tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

ton	Imperial measurement of weight equivalent to 2,000 pounds.

tonne	Metric measurement of weight equivalent to 2,205 pounds (1,000 kg)

tpd	Tonnes per day.

trench	A long, narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure.

veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.           Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended December 31, 2013.

For the years ended December 31, 2013, 2012, 2011, and 2010 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our December 31, 2010 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the year ended December 31, 2009. We have adjusted our consolidated financial information at and for the year ended December 31, 2010, in accordance with IFRS 1, and therefore the financial information for the year ended December 31, 2010 set forth in this annual report on Form 20-F may differ from information previously published. We adopted IFRS with a transition date of January 1, 2010.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2013, 2012, 2011, and 2010 and as at December 31, 2013, 2012, 2011 and 2010. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 17 — Financial Statements.’’

	Years Ended December 31,
	2013	2012	2011	2010
Summary of Operations:
Revenue	$16,094,701	$2,255,376	$-	$-
Cost of sales	8,968,409	1,434,569	-	-
Mine operating income	7,126,292	820,807	-	-
General and administrative expenses	4,247,431	1,929,746	4,042,647	1,110,643
Income (loss) before other items and income taxes	2,878,861	(1,108,939)	(4,042,647)	(1,110,643)
Net income (loss)	848,212	(1,263,178)	(4,184,351)	(790,840)
Earnings (Loss) per share
Basic	$0.03	$(0.05)	$(0.16)	$(0.04)
Diluted	$0.03	$(0.05)	$(0.16)	$(0.04)
Weighted average number of shares outstanding
Basic	27,405,179	27,072,053	26,795,632	21,059,008
Diluted	27,701,403	27,072,053	26,795,632	21,059,008

	2013	2012	2011	2010
Balance Sheet Data:
Total assets	$34,552,245	$26,191,608	$26,136,355	$26,578,517
Cash and cash equivalents	3,839,595	4,035,985	5,282,464	9,051,848
Total liabilities	10,005,217	4,244,230	3,202,096	2,662,727
Shareholders’ equity	24,547,028	21,947,378	22,934,259	23,915,790
Share capital	42,784,832	42,088,103	41,720,083	39,193,299
Shares issued	27,488,834	27,127,416	26,910,227	26,157,227

In accordance with Canadian GAAP

The table below for the year ended December 31, 2009 contains selected financial data prepared in accordance with Canadian GAAP, which has been derived from our previously audited consolidated financial statements for the year then ended. The financial data presented below for 2009 presented in accordance with Canadian GAAP and reconciled to United States GAAP, is not comparable to information prepared in accordance with IFRS.

Year Ended December 31,
Canadian GAAP	2009
Summary of Operations:
Revenue	$-
Interest income	68,224
Expenses
Operating and administrative	669,178
Write-down of exploration and evaluation assets	608,118
Mineral property option revenue	-
Future income tax benefit	239,562
Net loss	(987,759)
Loss per share	(0.05)

Weighted average number of shares outstanding	20,584,727

As at December 31,
2009
Balance Sheet Data:
Total assets	$19,206,278
Cash and cash equivalents	2,829,605
Total liabilities	2,241,179
Shareholders’ equity	16,965,099

United States GAAP

Year Ended December 31,
2009
Summary of Operations:
Net loss per Canadian GAAP	(987,759)
Adjustments	(95,108)
Net loss per US GAAP	(1,082,867)
Loss per share per US GAAP	(0.05)

As at December 31,
2009
Balance Sheet Data:
Total assets under Canadian GAAP	19,206,278
Adjustments	(14,573,506)
Total assets under US GAAP	4,632,772

Total equity under Canadian GAAP	16,965,099
Adjustments	(12,879,499)
Total equity under US GAAP	4,085,600

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Fiscal Year Ended	Average	Period End	High	Low

2009	1.1420	1.0466	1.3000	1.0292
2010	1.0299	0.9946	1.0778	0.9946
2011	0.9891	1.0170	1.0630	0.9383
2012	0.9996	0.9958	1.0299	0.9600
2013	1.0301	1.0636	1.0704	0.9838

The following table sets forth the high and low exchange rates for the past six months based on the noon buying rate. As of April 16, 2014, the exchange rate was CDN$1.1028 for each US$1.

Month	High	Low
October 2013	1.048	1.029
November 2013	1.062	1.042
December 2013	1.07	1.059
January 2014	1.118	1.064
February 2014	1.114	1.095
March 2014	1.125	1.309

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

The Company is currently focusing on further defining an effective plan to mine its San Gonzalo ore body. Although the Company is presently carrying on mining operations at the San Gonzalo mine, the Company will still be required to raise capital to further develop the San Gonzalo mine. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company’s per share book value.

We have only recently become profitable and no assurances can be given we will continue to be profitable in the future.

We began production at the San Gonzalo mine during the fourth quarter of 2012, and for the year ended December 31, 2013, we earned net income of CDN$848,212. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will continue to be profitable in the future.

As of December 31, 2013, our internal controls over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended December 31, 2013, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were ineffective due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans. To remediate such weaknesses, we plan to implement the following changes: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our common shares.

We have no proven or probable reserves and our decision to commence production at levels intended by management was not based on a study demonstrating economic recovery of any mineral reserves and is therefore inherently risky.

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

In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Since we commenced production of mineralized material at levels intended by management of mineralized material at the San Gonzalo Mine without a feasibility study, there is inherent uncertainty as to whether the mineralized material can be economically produced or if so, for what period of time. The absence of proven or probable reserves makes it more likely that our properties may cease to be profitable and that the money we spend on exploration and development may never be recovered.

We decided to begin production at the San Gonzalo Mine without preparing a pre-feasibility study or bankable feasibility study which may subject us to more risks.

We decided to begin production at the San Gonzalo Mine without preparing a pre-feasibility study or bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks. Our decision to begin production at the San Gonzalo Mine was based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing. Therefore our decision to begin production at the San Gonzalo Mine was based on limited information which may or may not be representative of information regarding the mine had we otherwise prepared a more comprehensive study. In addition, basing our decision to begin production on limited information may make us susceptible to risks including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale;
•	the preliminary nature of mine plans and processing concepts and applying them to full scale production;
•	determining operating/capital costs estimates and possible variances associated with constructing, commissioning and operating the San Gonzalo facilities based on limited information;
•	that metallurgical flow sheets and recoveries are in development and may not be representative of results of the San Gonzalo Mine; and
•	that we may underestimate capital and operating costs without a comprehensive bankable feasibility study.

The mining industry is highly speculative and involves substantial risks.

Even when mining is conducted on properties known to contain significant quantities of mineral deposits it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore that can be extracted in a commercially economic manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls. Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.

The commercial quantities of ore cannot be accurately predicted.

Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as minerals prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

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

Laws and regulations govern the development, mining, production, importing and exporting of minerals, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, toxic substances, and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to close an operation once it is started until a particular problem is remedied or to undertake other remedial actions.

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

Metals market prices are highly speculative and volatile.

The market price for metals is highly speculative and volatile. Instability and a potential decrease in metal prices such as silver will adversely our revenues, the operation of our mining properties and the further development of and production from such properties.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”) and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

The validity of the title to our mining properties may be challenged.

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. We have used our reasonable commercial efforts to investigate title or claims to our various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. We operate in countries with developing mining laws and changes in such laws could materially impact our rights to our various properties or interests therein.

Although we have obtained title opinions for our material properties, there is no guarantee that title to such properties will not be challenged or impugned. Our properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

In Mexico legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our common shares must come from increases in the fair market value and trading price of our common shares.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our common shares must come from increases in the fair market value and trading price of our common shares.

Certain provisions of organizational documents may discourage takeovers and business combinations that our shareholders may consider in their best interests, which could negatively affect our stock price.

Certain provisions of our Articles of Incorporation (“Articles”) may have the effect of delaying or preventing a change in control of our Company or deterring tender offers for our common shares that other shareholders may consider in their best interests. In addition, our board of directors has adopted a shareholder rights plan, or “poison pill,” which has the effect of making it more difficult for a person to acquire control of our company in a transaction which is not a “Permitted Bid” (as defined therein), or not approved by our board of directors.

Our Articles authorize us to issue an unlimited number of common shares. Shareholder approval is not necessary to issue our common shares. Issuance of these common shares could have the effect of making it more difficult and more expensive for a person or group to acquire control of us, and could effectively be used as an anti-takeover device.

Our Articles provide for an advance notice procedure for shareholders to nominate director candidates for election or to bring business before an annual meeting of shareholders, including proposed nominations of persons for election to our board of directors, and require that special meetings of shareholders be called by the board or shareholders who hold at least 5% of the total issued and outstanding shares.

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

The Company’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives, the Company actively seeks to expand its mineral resources, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any silver and gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral resources to expand current mineral resources.

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

We maintain our bank accounts mainly in Canadian and U.S. Dollars. Any appreciation in the currency of Mexico or other countries where we may carry out exploration activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. Dollar against the Canadian Dollar will result in a loss on our financial statements to the extent we hold funds in U.S. Dollars.

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

Acquisitions the Company may undertake may change our business or expose us to risks.

The Company undertakes evaluations of opportunities to acquire additional silver and gold mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of silver or gold, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Conflicts of interest.

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

We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is highly cyclical and can quickly become very intense, particularly affecting the availability of manpower, drill rigs and supplies. If we require and are unsuccessful in acquiring additional personnel or other exploration resources, we will not be able to grow at the rate we desire or at all.

Limited and volatile trading volume.

Although the Company’s common shares are listed on the NYSE MKT, the TSX Venture Exchange, referred to as the “TSX-V”, the Frankfurt Stock Exchange, referred to as the “FSE”, and the Berlin Stock Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their common shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price.

In recent years, securities markets in general have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. Significant fluctuation in the Company’s common share price is likely to continue.

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

The Company is a reporting issuer in the Province of British Columbia and Alberta, a foreign private issuer with the SEC and is listed on the TSX Venture Exchange (Tier 1 status) under the symbol “ASM”, on the NYSE-MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”. In September, 2013, the Company’s listing on the TSX Venture Exchange was reclassified from Tier 2 to Tier 1 status. The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company, primarily engaged in the production and sale of silver and gold, and the acquisition, exploration and development of natural resource properties. The Company’s principal business activities have been the production and sale of silver and gold at the San Gonzalo mine, and the exploration of its other mineral properties located in the State of Durango, Mexico. The Company also owns other exploration and evaluation assets in British Columbia and the Yukon Territory, Canada.

Significant Acquisitions and Significant Dispositions

On July 17, 2006, the Company completed the acquisition of Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation, through the acquisition of an additional 39.25% interest in Avino Mexico which combined with the Company’s pre-existing 49% share of Avino Mexico, brought the Company’s ownership interest in Avino Mexico to 88.25%. The additional 39.25% interest in Avino Mexico was obtained through the acquisition of 79.09% of the common shares of Promotora Avino S.A. De C.V., referred to as “Promotora”, which in turn owns 49.75% of Avino Mexico’s common shares, and the direct acquisition of 1% of the common shares of Avino Mexico.

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

On February 16, 2009 and on June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico. As a result, the Company’s ownership interest in Avino Mexico increased to 99.66%.

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

Presently, the Company is a “production stage company”. On October 1, 2012, the Company declared production at levels intended by management had been achieved at the San Gonzalo mine. The decision was based on the following criteria:

•	All major capital expenditures to bring the San Gonzalo Mine into the condition necessary for it to be capable of operating in the manner intended by management had been completed;
•	The Company completed testing of the mine plant for a significant period time and tuned it to a level appropriate for efficient profitable operations;
•	The Company proved the ability to produce a saleable bulk concentrate – this was established by conducting the bulk sample program in 2010 and 2011;
•	The mine is operated by the Company’s own operating personnel with the exception of underground mine development for which it uses a mining contractor to achieve more efficiency;
•	The mill has reached the pre-determined percentage of design capacity which is 250 tpd for processing San Gonzalo ore;
•	Mineral recoveries are at and above expected production levels; and
•	The Company has demonstrated the ability to sustain ongoing production of mineralized material at steady level.

The above factors were considered in making the decision that production at levels intended by management had been achieved as at October 1, 2012, and management is confident that its decision is appropriate and accurately reflects the stage the Company is in.

Avino’s remaining Mexican properties other than San Gonzalo and Canadian properties are all at the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of these properties, further geological work will need to be done, and based upon the results of that work a final evaluation will need to be made to conclude on economic and legal feasibility. The Company is currently focusing on production at the San Gonzalo mine and exploration of the Avino property in Mexico, and its Canadian properties are not deemed to be material and are subject to care and maintenance for further development, if any.

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

D.           Property, Plants and Equipment

The Company is producing a bulk concentrate at the San Gonzalo Mine located on the Avino property in Durango, Mexico. The Company is also working to re-open the main Avino Mine as well as exploring options to re-process a large tailings resource left from past mining on the property. In addition, the Company is exploring three silver and gold projects in Canada. All of the Company’s mineral property interests in Canada are wholly-owned by the Company. In Mexico, the Company has a 99.66% interest in Avino Mexico, a Mexican company which is involved in the mining of commercial ores and resource exploration and development, including the operation of the Avino Mine. Avino Mexico is not involved with any exploration activities in Canada. The Company owns and manages these properties. Exploration in Canada has in recent years, been limited to prospecting, trenching and drill programs on the Eagle, Olympic-Kelvin, and Minto, and Aumax properties. However, as disclosed above, the Company relinquished its interest in the Aumax property to focus on its property in Mexico.

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

Avino Property, Durango, Mexico

Location

The property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt on the eastern edge of the Sierra Madre Occidental mountain range. The nearest major center is the city of Durango, 82 km to the southwest of the property. The property is within the municipality of Pánuco de Coronado between the towns of Pánuco de Coronado and San José de Avino. The property is located at latitude N 24° 53’, longitude W 104° 31’, 14 km northwest of Highway 40D.

The property is situated as illustrated in the figures below:

General Property Location Map

Regional Property Location Map

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

The nearest major city is Durango, with a population of approximately 465,000. Durango is a major mining center in Mexico where experienced labour and services can be obtained. The two towns nearest the mine are Pánuco de Coronado and San José de Avino, where the majority of the employees live while working at the mine. Pánuco de Coronado has a population of approximately 12,000, and San José de Avino is a small center with a population of less than 1,000.

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

In 1968, Avino Mines and Resources Ltd. acquired a 49% interest in Avino Mexico and Minera San José de Avino SA, which together held mineral claims totalling 2,626 ha (6,488 ac). Avino Mines and Resources Ltd. retained Vancouver-based Cannon-Hicks & Associates Ltd. (Cannon-Hicks), a mining consulting firm, to conduct the exploration and development of the Property. Cannon-Hicks exploration activities included surface and underground sampling and diamond drilling (VSE 1979).

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

On July 17, 2006, the Company completed the acquisition of Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation, through the acquisition of an additional 39.25% interest in Avino Mexico which combined with the Company’s pre-existing 49% share of Avino Mexico, brought the Company’s ownership interest in Avino Mexico to 88.25%. The additional 39.25% interest in Avino Mexico was obtained through the acquisition of 79.09% of the common shares of Promotora Avino S.A. de C.V., referred to as “Promotora”, which in turn owns 49.75% of Avino Mexico’s common shares, and the direct acquisition of 1% of the common shares of Avino Mexico.

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

On February 16, 2009, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico. As a result, the Company’s ownership interest in Avino Mexico increased to 99.28%.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico, resulting in the Company’s ownership increasing by 0.38% to an effective 99.66%. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

Summary of Property Ownership

Company	Relationship to Avino Silver & Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
Avino Mexico	Subsidiary	98.39
Promotora Avino, S.A. de C.V.	Subsidiary	1.27
Total Effective Ownership of Avino Mine Property	-	99.66
Estate of Ysita	Non-controlling interest	0.34
Total	-	100.00

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

Claim Staking and Mineral Tenure in Mexico

In 1992, a new Mining Law was enacted and has been amended from time to time since then. In general, and for North American companies in particular, Mexican law permits direct or indirect 100% foreign ownership of exploration and mining properties. For practical purposes, most foreign companies establish Mexican subsidiaries. Mining companies are subject to the normal corporate income tax rate of 30%. Further, in 2014 the Mexican Government enacted a new tax reform which includes a 7.5% mining royalty calculated as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (excluding interest, inflationary adjustment, mining concessions and depreciation and depletion), less exploration expenses, and a 0.50% environment on sale of silver and gold.

In December 2005, amendments to the mining law eliminated the distinction between “exploration” and “exploitation” concessions. Currently, the mining act and regulations provide solely for mining concessions (Concesiones Mineras), which are issued for a term of fifty years, renewable for an additional term of fifty years.

Owners of mining concessions are obliged to:

•	Execute work under the terms and conditions established in the mining law;
•	Pay fees to the Secretaria de Economia on a semi-annual basis;
•	Locate on the ground a starting point (mojonera) for the location of the concession, and maintain the mojonera in good condition;
•	Begin work on the concession within 90 days of receiving the mining title;
•	File annual reports describing the work completed and the amount spent doing the reported work*;
•	The Direccion General de Minas (“DGM”) has the right to audit the receipts and verify that reported work was completed in the field; and
•	Failure to comply with the obligations or to assist the DGM with an audit will result in cancellation of the mining concession.

Mineral Concessions – Avino Property

Concession Name	Concession No.	Claim Type	Location	Hectares (ha)	Date Acquired	Expiration Date	Cost (US$/ha)	Payment (US$)
Agrupamiento San Jose (Purisma Chica)	155597	Lode	Pánuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento (San Jose)	164985	Lode	Pánuco	8	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Lode	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Lode	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Lode	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Lode	Pánuco	12	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Lode	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Lode	Pánuco	6.01	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Lode	Pánuco	5.85	19/12/1991	18/12/2041	124.74	729.67
Avino Grande Ix	216005	Lode	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Lode	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Lode	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Lode	Pánuco	9	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Lode	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Lode	Pánuco	14	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Lode	Pánuco	9	28/06/1996	27/06/2046	124.74	1,122.66
Los Angeles	154410	Lode	Pánuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Lode	Pánuco	58	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Lode	Pánuco	12	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Lode	Pánuco	30	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Lode	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Lode	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total hectares				1,005.106

Note: Concession “La Platosa” is not included because it is not held by Avino.

Map of Avino Mine Property Concessions

On February 18, 2012, through its subsidiary company Avino Mexico, Avino re-entered into an agreement (the Agreement) with Minerales de Avino, S.A. de C.V. (“Minerales”), whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino vein and ET Zone.

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

Avino has agreed to pay to Minerales a royalty equal to 3.5% of NSRs. If at the commencement of commercial production from the property the monthly processing rate of the mine facilities is less than 15,000 tonnes, then Avino must pay to Minerales in any event a minimum royalty equal to the applicable NSR royalty based on processing at a minimum monthly rate of 15,000 tonnes. In the event of a force majeure, Avino shall pay the minimum royalty as follows:

•	first quarter: payment of 100% of the minimum royalty;
•	second quarter: payment of 75% of the minimum royalty;
•	third quarter: payment of 50% of the minimum royalty;
•	fourth quarter: payment of 25% of the minimum royalty; and
•	in the case of force majeure still in place after one year of payments, payment shall recommence at a rate of 100% of the minimum royalty and shall continue being made as per the quarterly schedule.

Minerales has also granted to Avino the exclusive right to purchase a 100% interest in the concession at any time during the term of the Agreement (or any renewal thereof), upon payment of US$8 million within 15 days of Avino’s notice of election to acquire the Property. The purchase would be completed under a separate purchase agreement for the legal transfer of the concession. This agreement replaces all other previous agreements.

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

Based on the review of a legal opinion, issued title certificates and the unhindered residence on the Property, Tetra Tech has verified that Avino owns the concessions through its Mexican subsidiary company, Avino Mexico, and that there is no indication of any encumbrances at the site. Furthermore, the legal document prepared by Jesús Bermúdez Fernández, dated February 18, 2012, delineating the terms of the agreement on the La Platosa concession has been sourced for information.

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

In 1968, the current operators of the Avino property acquired an initial 49% interest in the property. Initial mining was by open-cut in the oxide material from 1976 until 1992 when the stripping ratio was becoming excessive and sulphide content increasing at which date the production was transferred to underground. This necessitated a mill change from the prior lead concentrate production to one of copper carrying silver and gold. In the 1990s a larger ball mill was installed, to increase throughput to 1,000 t/d.

During the underground mining period starting in 1992, Trackless mining was adopted, with all underground development headings sized at 4m x 4m. Mine access from surface was by a spiral ramp from a portal on the south side of the hill and there is a secondary ramp– Rampo El Trompo – to the north side, close to the maintenance shop.

Production was by sub-level stoping with a sub-vertical increment restricted from 11m to 15m to countermine dilution arising from an occasional, semi-incompetent hanging-wall. Stopes were started by raising, and then slashing to the designated width. Blasting was by parallel holes drilled with a traditional drill wagon. Rib and sill pillars were left but are generally considered as non–recoverable.

Standard mine development was by using boom jumbo with waste being dumped where possible into old stopes. Ore mucking and haulage was by scoop tram and dumped on surface at the main portal. The ore was then picked up and transferred to the plant ROM hopper about 300 m away.

A surface-stacked, downstream tailings-system was adopted with cyclones on the tails discharge line to provide coarse wall-material. Decant water was recovered by a back-slope gradient and pumping, for mill re-circulation. A second, stepped-back bench was created, possibly about 1986 or 1987. A third bench was started, apparently in 1990, with about two years placement of final oxide material then continued with the sulphide tails.

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

During 2013 the production came mainly from level 4. Development of level 5 was ongoing and by year end a sampling program totaling 440 metres had been completed. The ramp from level 5 to level 6 had been competed by the time of the report and drifting on the vein was underway; A comparison of vein and drift (mined) widths on level 5 are presented below:

	Average Widths and Assay Values Over Total Length (441.23m) Sampled on Level 5
	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
Vein	1.79	3.29	556	0.53	1.28
Drift	2.78	2.17	366	0.37	0.67

A Comparison of Vein Widths and Grade (Back Samples) of the 4th and 5th levels is presented below:

Comparison of Vein Widths and Grade (Back Samples): 4th & 5th Levels
Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %

4th Level: 334.34m Sampled Length
1.72	2.05	440	0.64	1.16
5th Level: 441.23m Sampled Length
1.79	3.29	556	0.53	1.28

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

To resume underground development of the Avino mine, the existing underground workings must first be dewatered. Construction of a water treatment plant and water testing have been completed, the treatment plant is operational. At the time of this report, the water level had receded down to level 9.5 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. Avino is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it is discharged to the El Caricol dam and used for milling as well as for irrigation of local farms. Dewatering is expected to reach the bottom of the flooded area (level 11) by the second quarter of 2014, with operations expected to resume in later in the year.

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

This asset includes oxide and sulphide tailings, each requiring separate treatment methods. The tailings resource was created during between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) then later underground (sulphide tailings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. In 2012, the oxide tailings resource was the subject of a preliminary economic assessment completed by Avino’s independent engineering consultants Tetra Tech. The results of the study were published in the July 2013 Technical Report on the Avino Property, Durango, Mexico by Tetra Tech. (Please see the section below titled: Tailings Resource – Preliminary Economic Assessment). Further details the oxide tailings please see the section below titled: Mineral Resource Estimates.

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

•	Infrastructure. Expenditures in this area included the following:

1.	Water supply from Galeana, La Caricol Dam and the Tailings Reclaim. All of these items required pumps, electrical starters, cable and transformers and repairs to the existing pipelines.
2.	Clean and reactivate the two existing water storage tanks and install a new 2” pipeline to supply water to San Gonzalo
3.	Purchase equipment such as a new Varian AA machine for the Assay Laboratory
4.	Two diamond drill core storage sheds
5.	Reactivate and calibrate the existing dump truck scale
6.	Miners Quarters for approximately 50 contract miners and related services for housing them
7.	Mine Office and Maintenance Shop
8.	Fuel Storage Tank and containment (San Gonzalo)
9.	Reactivate two secured explosives storage facilities and the guard house
10.	Phone and telecommunication systems
11.	New 400kW Power line from the vicinity of the process plant to San Gonzalo
12.	Upgrade the road from San Gonzalo to process plant. A distance of about 1.7km.
13.	4 mine dewatering pumps for ET
14.	Water Treatment plant
15.	Lime storage and feeding system for water treatment plant
16.	700kW CAT generator for Circuit #2
17.	2 Diesel fuel storage tanks for Circuit #2 generator
18.	Ring and puck Lab pulveriser
19.	Fire Assay furnace & micro gold balance
20.	4 ¼ short head cone crusher
21.	Ingersoll & Rand air compressor for floatation cells

•	Major Surface and Underground Equipment Purchases include:

1.	924-H Caterpillar front end loader
2.	DR-6 Cat Dozer
3.	13 light service passenger vehicles
4.	300kW Diesel power generator
5.	150hp Air compressor
6.	5 yard Scoop from Remag

7.	3 yard Scoop from Caterpillar
8.	LY-44 Surface and ONRAM 1000/3 Underground diamond drills
9.	Caterpillar 320D combination backhoe and rock breaker
10.	Oldenberg single boom jumbo from Caterpillar
11.	RG 1600 Scoop tram
12.	Energy efficient air compressor
13.	2 San Gonzalo mine dewatering pumps
14.	CAT mini loader for loading concentrate
15.	Shotcrete machine

Starting May of 2011 when the San Gonzalo material on stockpile was depleted following the bulk sample, the process plant was used to treat old stockpiles from historic mining of the Avino Mine. These were low grade stockpiles which were originally considered marginal or waste due to low metal prices. These stock piles were treated until underground development at San Gonzalo was sufficiently advanced to provide mill feed at a sustained rate of 250 tonnes per day. On October 1, 2012, Avino made the transition to San Gonzalo mill feed and declared production had reached levels intended by management at San Gonzalo.

During the second quarter 2013 a second 250 tpd circuit (“circuit 2”) in the mill was commissioned and put into operation for the processing of remaining Avino Mine surface stockpiles.

Circuit #	Operating Throughput (TPD)	Sources of Mill Feed	Operating Status
1	250	San Gonzalo Mine (“SG”)	Now Online
2	250	Avino Mine Stockpiles, SG, Avino Mine*	Now Online
3	1,000	Avino Mine*	Expected in 2014

•
A 250 TPD circuit (“Circuit 2”) was commissioned in April 2013 and is being used to process remaining aboveground stockpiles at the Avino Mine. After the historic stockpiles have been depleted, this circuit will have the capacity to process mill feed from the San Gonzalo Mine or the Avino Mine once production activity commences.

•	Circuit 1 is expected to continue to process high-grade mill feed from the San Gonzalo Mine.
•	Circuit 3 is expected to begin processing mineralized material from the Avino Mine in 2014*.

*No feasibility or preliminary economic assessment has been carried out at the Avino Mine. The Company expects to achieve full production at levels intended by management without undertaking any further formal studies at this time.

Costs Incurred to Date

The table below for the years ended December 31, 2010 to 2013 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements for the periods ending on such dates. The financial data presented for 2006 to 2009 was prepared in accordance with U.S. GAAP and is not comparable to information prepared in accordance with IFRS.

	Exploration and Evaluation Expenditures	Capital Expenditures	Operating and Administrative Expenses*	Total
2006	72,208	18,331	4,014,734	4,105,273
2007	2,292,156	777,586	868,527	3,938,269
2008	1,764,719	93,492	1,575,913	3,434,124
2009	320,100	281,461	669,178	1,270,739
2010	1,839,096	324,360	1,110,643	3,274,099
2011	4,590,331	1,483,453	4,042,647	10,116,431
2012	2,387,771	946,286	1,929,746	5,263,803
2013	2,857,974	4,256,137	4,247,431	11,561,542
Total	16,124,355	8,181,106	18,458,819	42,964,280

*	Operating and administrative expenses do not reflect other income or expense or other comprehensive income or loss.

Below is a table summarizing the estimated planned future costs for 2014:

Year	Operating Expenses	Capital Expenditures	TOTAL
2014	$13,000,000	$10,000,000	$23,000,000

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

The base case scenario used in the estimation assumes a silver price of $US20 which translates into a cut-off grade of 150 g/t silver equivalent at San Gonzalo. The current silver price analysis using US$24.50 per ounce establishes a cut-off grade of 120 g/t for silver equivalent. Since production at levels intended by management began in October 2012, Avino has been using a cut-off grade of 120 g/t for silver equivalent.

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

San Gonzalo Mine – Resource Depletion

The mineral resource estimate at San Gonzalo does not factor in depletion from on-going mining activities. Including the bulk sample test as well as production mining during 2012 and 2013, thus far Avino has extracted 84,662 mined tonnes and 28,786 tonnes of development material for a total of 113,448 tonnes as of December 31, 2013.

Avino Mine System

The Avino Mine estimate was based on data from surface diamond drill programs between 2006 and 2012 (34 holes and 11,523 metres of drilling). Historic mining information was also provided to assist with the modelling of the deposit for the mined out open pit and underground areas as well as to project the shape of the deposit below the 12th level. The 3D wire frame model shows the presence of another mineralization zone called the “Hanging Wall Breccia” or “Cross Cutting Vein”. Its resource estimate has been included in the Avino Mine system.

A summary of the resource at the Avino mine using different cut off grades is presented below:

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

Oxide Tailings Resource

The mineral resource was estimated for the oxide tailings generated from prior historical mining operations, using ordinary kriging (OK) interpolation and uncapped grades. The assay values for this estimate are based on 28 drill holes, which were completed on the tailings by Avino Mexico in 1990, and include 407.75 m of drilling and 383 assays of both silver and gold. The entire resource is classified as an inferred mineral resource, based on the historical nature of the drilling (prior to the institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements). Verification samples collected by Tetra Tech confirmed the presence of silver and gold mineralization at grades similar to those obtained in the original tailings drilling campaign and confirmed that the Mine’s lab assays are not materially different from those of external labs.

Method of Calculation

The Avino system and San Gonzalo system mineral resources were modelled and estimated using Datamine™ software version 3.20.6140.0. The reported mineral resource was interpolated using ordinary kriging (OK) and capped grades. Avino mineralization included the interpolation of silver, gold and copper, while San Gonzalo mineralization included the interpolation of silver and gold. Where sufficient data was available, specific gravity (SG) was estimated using OK, otherwise the average estimated value was assigned.

Reported cut-offs utilize a silver equivalent (Ag Eq) calculation where the total metal value is converted into an in situ silver resource. For reporting purposes, a base-case Ag Eq cut-off of 100 g/t is used for the Avino system and an Ag Eq cut-off of 150 g/t is used for the San Gonzalo system. Current cut-offs used for financial projections by Avino, based on recent market prices, include 80 g/t for the Avino system and 120 g/t for the San Gonzalo system.

To calculate the above silver equivalent grades, Avino has assumed a price of silver of US $20 per oz., a price of copper of US $3.66 per lb. with a recovery rate of 85% for copper, and a price of gold of US $1,507 per oz., with 75% recovery rate for gold at the Avino Mine and 70% recovery rate for gold at the San Gonzalo Mine.

The oxide tailings mineral resource was estimated using Geovariance Isatis™ software and OK interpolation with uncapped grades. The assay values for this estimate are based on 28 drill holes which were completed on the tailings by Avino Mexico in 1990, and include 407.75 m of drilling and 383 assays of both silver and gold. A specific gravity of 1.605 was used based on the global average for the oxide tailings reported by Slim (2005d). For reporting purposes, a silver cut-off of 50 g/t was used; an Ag Eq value was not calculated for the oxide tailings. This mineral resource was estimated by Mr. Mike O’Brien, and has an effective date of July 24, 2012. It was originally disclosed by Tetra Tech (2012), but is considered current.

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

*Trenches completed on the A1-A1’ section line, see figure below

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

Tecmin Servicios, S.A. de C.V., was contracted for the 2007 and 2008 drilling programs at the ET Zone of the Avino vein. Since the Avino deposit strikes approximately east-west and dips at 60 to 70° to the south, holes are generally oriented from south to north at various bearings and dip angles in order to intersect the structure at a target depth. Holes were drilled using Avino’s Longyear 44 core rig at thin wall NQ diameter.

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

Drill holes Completed from 2007 to 2011 on the San Gonzalo Vein

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
SG-07-01	050	-60	386.80	571713	2713982	2297
SG-07-02	038	-48	323.70	571714	2713983	2297
SG-07-03	074	-43	315.00	571714	2713981	2297
SG-07-04	053	-49	312.70	571651	2714059	2276
SG-07-05	059	-69	137.00	571650	2714058	2276
SG-07-06	055	-58	387.20	571650	2714058	2276
SG-07-07	044	-44	281.55	571578	2714117	2281
SG-07-08	043	-55	383.70	571578	2714116	2281
SG-07-09	038	-45	106.60	571677	2714137	2277
SG-07-10	053	-58	162.90	571677	2714136	2277
SG-07-11	015	-49	158.60	571676	2714135	2277
SG-07-12	089	-53	175.45	571678	2714133	2277
SG-07-13	055	-49	160.55	571770	2713993	2315
SG-07-14	054	-53	295.20	571716	2713971	2297
SG-07-15	218	-49	96.20	571689	2714268	2296
SG-07-16	219	-54	99.85	571552	2714354	2285
SG-07-17	252	-55	69.80	571428	2714421	2268
SG-07-18	218	-65	238.05	571765	2714318	2293
SG-07-19	257	-66	344.90	571763	2714320	2293
SG-07-20	215	-67	247.40	571650	2714345	2281
SG-07-21	038	-53	294.00	571713	2713979	2297
SG-07-22	218	-54	232.50	572007	2714128	2343
SG-07-23	216	-70	303.45	572007	2714128	2343
SG-07-24	217	-53	124.40	571969	2714077	2351

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
SG-07-25	216	-65	190.45	571969	2714078	2351
SG-07-26	216	-69	395.40	572033	2714172	2337
SG-07-27	218	-55	237.75	572078	2714077	2345
SG-07-28	218	-74	319.50	572078	2714078	2345
SG-07-29	221	-43	103.55	572033	2714010	2356
SG-07-30	221	-64	158.40	572034	2714010	2356
SG-07-31	218	-43	71.85	571954	2714056	2352
SG-07-32	223	-70	407.95	572122	2714135	2330
SG-07-33	211	-43	130.60	572069	2714009	2353
SG-07-34	210	-58	183.05	572069	2714010	2353
SG-07-35	211	-68	272.15	572069	2714010	2353
SG-07-36	215	-41	102.15	572050	2713959	2358
SG-07-37	219	-53	154.35	572115	2713975	2351
SG-07-38	221	-66.5	214.15	572115	2713975	2351
SG-07-39	220	-73	128.05	572120	2713898	2353
SG-07-40	220	-74	516.05	571899	2714211	2321
SG-08-01	035	-51	210.05	571776	2713974	2314
SG-08-02	215	-57	269.05	571964	2714167	2335
SG-08-03	215	-70	331.95	571964	2714168	2335
SG-08-04	215	-63	269.95	572029	2714121	2343
SG-08-05	035	-55	475.25	571701	2713893	2285
SG-08-06	048	-64	226.40	571679	2714137	2277
SG-11-01	215	-59	100.95	571981	2714009	2357
SG-11-02	215	-63	141.15	571995	2714030	2355
SG-11-03	215	-44	98.45	572020	2713994	2357
SG-11-04	212	-54	176.50	571969	2714079	2351
SG-11-05	040	-43	151.40	571892	2713832	2317
SG-11-06	189	-44	122.32	571732	2714379	2274
SG-11-07	030	-68	74.00	572030	2713946	2358
SG-11-08	037	-67	125.35	572043	2713888	2360
SG-11-09	181	-48	71.10	571585	2714366	2278
SG-11-10	201	-61	78.40	571240	2714538	2235
SG-11-11	201	-61	91.95	571329	2714397	2274
SG-11-12	218	-71	312.15	571811	2714288	2305
SG-11-13	218	-71	345.40	571847	2714258	2310
SG-11-14	209	-61	330.50	571939	2714214	2326
SG-11-15	211	-68	363.45	572030	2714172	2337
SG-11-16	209	-62	334.25	572092	2714173	2331
SG-11-17	210	-70	383.10	571836	2714336	2306
SG-11-18	218	-71	318.15	571765	2714321	2293

Plan View Map Illustrating the Location of Drill Holes on the San Gonzalo Vein

Avino is formulating plans to continue exploration at the San Gonzalo zone as well as other high-potential targets on the property to expand known resources and the mine’s output. Historic near- to-surface mining on the property has left many clues as to where mineralization hot spots are located. Using modern technology to integrate, manage and interpret more than 80 km of Induced Polarization (IP) geophysics, 1,500 soil samples, satellite imagery, data from ongoing drilling and historic data, the company is seeking to define new high potential targets that were not visible or accessible in the past.

Drilling at San Gonzalo is planned and will shift from surface to underground drilling using the Company’s recently purchased underground drill. Extensive drilling is also planned on the tailings resource to provide material for metallurgical test work as well as to upgrade ounces from an inferred resource to the measured and indicated category; 1985 meters of drilling through 95 holes using a sonic drill are planned. Avino also plans to drill a further 44 holes as part of the Company’s ongoing regional drill program in areas including: La Potosina, Los Angeles Aranguez, Gran Luccero, Guadalupe and La Estela.

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

In January 2010, DMG began driving the first decline to the 2,260 m elevation for infrastructure work and extraction of the bulk sample. The San Gonzalo vein was intersected in May 2010 and a smaller splay vein was intersected two months later. A second decline was driven to the 2,306 m level.

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

In July 2012, the results from the 10,000 tonne bulk sample program at San Gonzalo were announced. The bulk sample was intended to allow the Company to assess the economics of the zone by confirming mineral grades obtained through earlier diamond drilling. The results were released after a comprehensive review of the data and discussions with engineers. The bulk sample program was completed during the first quarter of 2011 and the Company sold 188 tonnes of the San Gonzalo bulk concentrate for net proceeds of US$1.83 million. In April 2012, the Company sold the balance of the San Gonzalo concentrate.

The results are based on the metallurgical balances provided below:

	Weight		Assay (g/t)				Contents (kg)		Contents (oz’s)		Recovery (%)
	Tonnes		Au		Ag		Au	Ag	Au	Ag	Au	Ag
Feed	10,519	*	0.9		261		99.35	2,746.75	300.9	88,311.70	100	100
Concentrate	232		23.8	*	8,998	*	55.52	2,087.53	177.5	67,116.90	59	76
Tail	10,287		0.4		64		33.83	659.22	123.4	21,194.80	41	24

*	These figures have been reconciled to the weighed feed tonnage and the final concentrate assays of the paid shipment. They also have been rounded for clarity.

The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net proceeds of US$1.83 million. If the entire production were sold under the same contract terms, the net proceeds would have been US$2.26 million.

Evaluation costs relating to mining, milling, and overhead for the bulk sample program US$567,045 or US$7.62 per ounce silver equivalent. Included in these amounts are costs for the raises and stopes. Cost per tonne produced were $53.91 and proceeds on 188 tonnes of concentrate sold of US $1.83 million. (The contract prices per ounce of silver and gold were US$36.75 and US$1,511.31 respectively.)

No formal feasibility study was commissioned after bulk sampling program.

Tailings Resource – Preliminary Economic Assessment

In 2012 a Technical Report* on the Avino Property was published which focused on the oxide tailings resource. The study factored in metals prices of US$1,271 oz gold and US$20.59 oz silver for a base case analysis of the project as well as a spot price analysis using US$1,622.20 oz gold and US$28.36 oz silver. Cyanide heap leach tests undertaken in the study produced recoveries of: 68% for silver, 82% for gold or 78% for silver, 87% for gold if the material is first re-ground at the mill and then leached in tanks. The Technical Report is a preliminary economic assessment and should not be considered a prefeasibility or feasibility study, as the economics and technical viability of the oxide tailings have not been demonstrated at this time. The above preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to apply economic considerations that would allow for categorization as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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

*
Data disclosed in July 25th, 2012 technical report by Tetra Tech: A Technical Report on the Avino Property. Michael O'Brian, M.Sc., Pr.Sci.Nat, FGSSA, FAusIIM, FSAIIM, Hassan Ghaffari, P.Eng., Jacques Ouellet, P.Eng., Ph.D., Monica Danon-Schaffer, Ph.D, P.Eng., Sabry Abdel Hafex, Ph.D., P.Eng and Wayne Stoyko, P.Eng., are the Qualified Persons, as defined under National Instrument 43-101, who supervised and are responsible for the Technical Report on the Avino Property.

Reclamation

A mine closure plan and reclamation will be required for the Project. The mine closure plan should include information such as:

•	justification for the closure plan considering technical, environmental and legal aspects;
•	objectives and how they will be met;
•	photo evidence and details of the environmental situation prior to commencing closure activities;
•	schedule of activities;
•	the progressive reclamation of the site during the life of the operation;
•	the design of tailings disposal areas;
•	the reclamation and re-vegetation of the surface disturbances wherever practicable;
•	a cost estimate of the work required to close and reclaim the mine; and
•	a plan for ongoing and post-closure monitoring and reporting at the site.

No cost estimates have been generated at this time to ensure the project meets the environmental requirements once the processing of the heap material has been terminated.

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

Eagle Property – Not Active

Ownership. The wholly owned Eagle property was acquired in 2003 when Avino purchased a 100% interest in 14 quartz leases by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242 and currently has a deferred value of $1.

Property Description and Location. The 516 ha property is located in the Yukon Territory roughly 38 kilometres northeast of Mayo and 350 kilometres due north of the capital of Whitehorse. It is currently in its Phase I stage of exploration. The property is accessed by a road. Whitehorse, the nearest major city, is approximately 380 kilometres to the south of the village of Mayo. The village of Mayo is 60 kilometers to the southeast of Keno City. The Eagle property lies on the south-east facing slope of Galena Hill where the elevations range from about 1350 m to 1540 m. Permafrost, while thin to non-existent in places, is reported to be found under accumulations of surface rubble left from glaciation.

Avaron Mining Corp. Option Agreement. In January 2012, Avino entered into an option agreement with Avaron Mining Corp. (“Avaron”), whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property.

To earn a 75% interest in the Eagle Property, Avaron must:

•	Incur Exploration Costs totaling $7.1 million over five years;
•	Make total cash payments of $375,000 over five years to Avino; and
•	Issue a total of 800,000 common shares of Avaron over five years to Avino.

After earning a 75% interest, Avaron may either elect to form a Joint Venture with Avino, or has the following two options to earn the remaining 25% interest:

Option 1. Avaron may elect within the next six months to place the property into production and commence production at levels intended by management within 3 years, subject to a 2.5% Net Smelter Returns royalty and a minimum $200,000 annual advance royalty payment payable for 5 years or until production begins; or

Option 2. If Avaron does not elect to place the property into production, Avaron must pay $100,000 annual advance royalty payments and issue 250,000 common shares to Avino on or before each of the sixth and seventh anniversaries of January 3, 2012, and at its sole expense complete drilling of an additional 10,000 metres in depth on the Property or incur an additional $2,000,000 in exploration costs in lieu of such drilling on or before the seventh anniversary of January 3, 2012.

In November 2012, Avino entered into an amending agreement dated November 22, 2012 to amend the option agreement dated January 3, 2012 (the “Option Agreement”) with Avaron, whereby Avaron was required to issue an extra 100,000 common shares to Avino in order to move the first anniversary cash payment and work commitment back for one year.

Concurrently, Avino, Avaron and Benz Capital Corp. (“Benz”) entered into an Option Purchase and Assignment Agreement dated November 30, 2012 (the “Purchase Agreement”), whereby Benz may acquire all of Avaron’s interest in the Option Agreement pursuant to which Avaron has the option to acquire from Avino up to an undivided 100% interest in the Eagle Property. Avino agreed to provide the consent to the Purchase Agreement for 50,000 common shares from Benz.

Proposed Work Program. The Company does not propose to conduct any work at the Eagle property since it is subject to an option agreement with Avaron.

Olympic-Kelvin Property – Not Active

Ownership. The Olympic-Kelvin property is wholly owned by the Company and was acquired in 1987 when it acquired a 100% interest in 20 reverted Crown-granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the fiscal year ended January 31, 2007, these original mineral claims and fractions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and ceased exploration activities in fiscal 2006. During the fiscal year ended December 31, 2009, the Company wrote down the value of these exploration costs to a nominal value of $1 by an impairment charge to operations of $163,466. The Company will maintain these claims in good standing and may decide to commence exploration again on the Olympic-Kelvin Property. However, the current focus of the Company is on its exploration activities in Mexico.

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

The Olympic-Kelvin property covers rocks of the Pioneer Formation and Bridge River Terrane. These rocks are cut by northwest trending regional scale structures sub-parallel to the Ferguson and Cadwallader Structures. The structures on the Olympic-Kelvin property are roughly the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer mines. A similar flexure is present in the northwest trending structures on the Olympic-Kelvin property. These structures on the property are mineralized with silver and gold and have received considerable past work, including at least four adits.

Proposed Work Program. No further work is proposed at this time.

Minto Property – Not Active

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

El Laberinto Property – Not Active

Ownership. Avino is, directly or through its wholly-owned Mexican subsidiary Compañía Minera Mexicana de Avino, S.A. de C.V., a Mexican corporation, the sole legal and beneficial owner of 100% of the rights, title and interest in and to the El Laberinto Property located in Durango State, Mexico.

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

Avino drove an adit on the Veta Grande (“Big Vein”) in late 1995. Values of silver and gold were sub-economic. The adit was stopped at a length of approximately 300 metres before it reached the main shoot described in the 1995 report. Three holes were drilled below the adit, for which assays are unavailable.

Avino does not consider that the Big Vein has been adequately explored to date. Although the adit showed low values, it did not reach the principal shoot and was likely too high on the vein structure.

In July 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. (“Endeavour”), whereby Endeavour was granted the option to acquire up to a 75% interest in the El Laberinto property, consisting of approximately 91.7 hectares. In order to exercise the option, Endeavour must pay up to US $200,000 in annual installments over 4 years to Avino in option payments, and incur up to US$3 million in exploration work on the El Laberinto property over the next 4 years.

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties. If any party’s participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter returns royalty.

Proposed Work Program. In light of Endeavour’s option on the El Laberinto property, the Company does not anticipate spending funds on the property.

Other Properties (Durango, Mexico) – Not Active

Avino also has mineral rights for 5 other properties in the Durango State of Mexico, described below:

The El Hueco property, located near Silver Standard’s Pitarilla mine close to the town of Santiago Papasquiaro is comprised of 5 adjoining concessions and covers approximately 1312.42 hectares. Avino assembled the land package between 1999 and 2005.

The Ana Maria property, located near Gomez Palacio, consists of 9 adjoining concessions and covers approximately 2545 hectares. Avino assembled the land package in 2001 and 2002.

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

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2013, 2012 and 2011 included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) for the years ended December 31, 2013, 2012 and 2011.

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

A.	Operating Results – San Gonzalo Mine

The fiscal year ended December 31, 2012 saw Avino transition from an exploration stage to a production stage company. On October 1, 2012, the Company declared production at levels intended by management had been achieved at the San Gonzalo mine. Results from the first 5 quarters of operations are reported in the table below:

	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	2013 Total
Total Mill Feed (dry tonnes)	19,354	19,351	19,988	19,723	19,539	78,415
Average Daily Throughput (tpd)	225	217	227	229	222	225
Days of Operation	86	89	88	86	88	349
Feed Grade Silver (g/t)	280	282	280	309	259	288
Feed Grade Gold (g/t)	1.49	1.366	1.218	1.29	1.04	1.34
Bulk Concentrate (dry tonnes)	617	610	636	568	538	2,431
Bulk Concentrate Grade Silver (kg/t)	7.44	7.46	7.28	8.72	7.44	7,704
Bulk Concentrate Grade Gold (g/t)	35	32.2	28.1	31.4	26.33	31.6
Recovery Silver (%)	85	83	83	81	79	83
Recovery Gold (%)	75	74	73	70	70	73
Mill Availability (%)	93.9	95.1	96.4	95.5	94.4	95.2
Total Silver Produced (kg)	4,588	4,548	4,634	4,960	4,000	18,732
Total Gold Produced (g)	21,575	19,604	17,849	17,875	14,161	76,904
Total Silver Produced (oz) calculated	147,516	146,215	149,004	159,582	128,607	602,233
Total Gold Produced (oz) calculated	693	630	574	574	455	2,473
Total Silver Equivalent Produced (oz)	192,604	187,184	180,567	191,107	151,372	751,462

During Q3 & Q4 2013, silver equivalent was calculated using a 65:1 ratio of silver to gold. Silver equivalent for Q2 2013 and for Q1 2013 was calculated using a 55:1 ratio of silver to gold. For Q4 2012, a 50:1 ratio of silver to gold was used in the calculation. (The ratio was changed to reflect more current silver and gold prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add due to rounding.

Avino Mine Stockpiles

During the first three quarters of 2012, Avino processed material left from past mining of the main Avino vein. The historic stockpiles had been left on the surface in various locations across the property making delivery for processing easy and cost efficient. The stockpiles provided Avino an opportunity to generate cash flow while tuning the mill and continuing underground advancement and mining at San Gonzalo. During this period, the Company was considered an exploration stage company, therefore the proceeds from the sale of this concentrate were charged as a reduction of exploration and evaluation assets and exploration costs; all concentrate produced during the period was sold. Quarterly output results from this project are as follows:

2012 Quarter	Source of Mill Feed	Feed Material Processed (tonnes)	Concentrate Produced (tonnes)	Ag oz Produced (calculated)	Au oz Produced (calculated)	Ag Eq oz Produced* (calculated)
Q1	Historic Stockpiles	14,600	176	17,875	220	28,875
Q2	Historic Stockpiles	16,900	134	14,129	180	23,129
Q3	Historic Stockpiles	20,015	323	31,024	381	50,074
Total	Historic Stockpiles	51,515	633	63,028	781	102,078

*:
Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

In Q4 2012 and Q1 2013, there was no output from the stockpiles. In April 2013, Avino commissioned a second 250 tpd circuit at the processing facility and began processing the remaining above ground Avino Mine stockpiles. Results from the first 3 quarters of operations are presented below:

Avino Mine Stockpiles	Q4 2013	Q3 2013	Q2 2013	2013 Total
Total mill feed – (dry tonnes)	19,576	18,279	16,281	54,136
Days of Operation	86	87	78	251
Feed grade Silver - g/t	92	84.23	78.95	85
Feed grade Gold - g/t	0.94	0.773	0.779	0.83
Bulk concentrate – (dry tonnes)	226	210	200	636
Bulk Concentrate Grade Silver (kg/t)	5.13	4.803	4.062	4,687
Bulk Concentrate Grade Gold (g/t)	43.8	35.479	32.964	37.66
Recovery Silver (%)	64	65.5	63.3	74
Recovery Gold (%)	54	52.7	52.1	61
Mill availability (%)	93.3	89.24	90.07	90.9
Total Silver Produced (oz) calculated	37,244	32,436	26,162	95,482
Total Gold Produced (oz) calculated	318	239	212	770
Total Silver Eq. Produced (oz) calculated	57,929	48,010	37,839	143,778

During the Q3 & Q4 2013 silver equivalent was calculated using a 65:1 ratio for silver to gold. Silver equivalent for Q2 2013 was calculated using a 55:1 ratio for silver to gold. (The ratio was changed to reflect more current silver and gold prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add due to rounding.

Developments for 2012 and 2013

Exploration - Avino Mine

In February 2012, a new long-term royalty agreement was signed to grant Avino mining rights to the main Avino vein. Mining activities were suspended on the Avino vein in 2001 due to low metals prices and the closure of a key smelter. Shortly after signing the new royalty agreement, the Company initiated an exploration program to further define remaining resources. The 2012 drill program, which totalled 3,263 metres through 9 holes, was used to form the basis for the current mineral resource estimate below level 12 which was published in July 2013.

Development – Avino Mine

To resume underground development of the Avino mine, the existing underground workings must first be dewatered. During the year, construction of a water treatment plant and water testing was completed. By year end, the water level had receded down to level 9.5 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. Avino is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it will be discharged to the El Caricol dam on the property and used for milling as well as for irrigation of local farms. Dewatering is expected to reach the bottom of the flooded area in early 2014 with operations expected to resume later in the year.

A review of the underground workings by mine personnel above the water level is also taking place to identify potential mining areas for mill feed; this represents part of the exploration program aimed at reopening the ET (Avino) mine.

Mill Expansion

In the fourth quarter of 2012, Avino began to re-furbish a second 250 tpd circuit (“circuit 2”) to process remaining historic aboveground stockpiles left from past mining of the main Avino Vein. The circuit was completed in April 2013, see the operating results section above for more details. After the historic stockpiles have been depleted, the new circuit will have the ability to process additional mill feed from the San Gonzalo and Avino Mines as they are developed at depth.

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

The review of the Company’s financial results is based on the fiscal years ended December 31, 2013 and 2012.

Twelve months ended December 31, 2013 compared with the twelve months ended December 31, 2012:

Revenues

Revenues for the year ended December 31, 2013 were $16,094,701. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles. Revenues for the comparable year were $2,255,376. Revenues for the comparable year were lower as there was only 2 months of production available for sale. Further, revenues for the current year reflect concentrate sales from the Avino stockpiles which commenced in April 2013, and there were no such sales in the comparable year. During the year ended December 31, 2013, the Company produced 3,067 tonnes and sold 3,120 tonnes of bulk silver/gold concentrate for a gross profit of $7,126,292. Metal prices for revenues recognized during the year, weighted by dollar of revenue recognized averaged US$22.59 per ounce of silver and US$1,342 per ounce of gold.

Prior to the achievement of production at levels intended by management at San Gonzalo on October 1, 2012, the Company’s processing facility was used to process historic stockpiles remaining from the previous operation that had accumulated prior to 2002.

Operating and administrative expenses

Operating and administrative expenses were $4,247,431 for the year ended December 31, 2013 compared to $1,929,746 for the year ended December 31, 2012, an increase of $2,317,685. The increase is comprised of an increase of $643,268 and $214,273 in salaries and benefits and office and miscellaneous expenses respectively due to an increase in production activities. The Company also recorded an increase in share-based payments of $889,954 as there were 650,000 options issued during the year. These increases were marginally offset by a decrease of $52,089 in investor relations expenses due to a decrease in marketing initiatives.

Earnings (loss) for the year

The earnings for the year ended December 31, 2013 were $848,212 compared with a loss of $1,263,178 for the year ended December 31, 2012, an increase $2,111,390. Due to recently enacted changes in tax laws in Mexico, the company recorded a non-cash deferred income tax expense of $2,518,453.

B.	Liquidity and Capital Resources

During the year ended December 31, 2013, the Company incurred expenditures relating to its Mexican properties of $901,912 not including foreign exchange movements of $216,040.These costs were incurred to explore and refurbish the Avino Mine. The Company also acquired property, plant and equipment of $3,315,192, not including foreign exchange movements of $342,780. The Company is now in production at levels intended by management and earned operating revenues of $16,094,701compared to $2,255,376 in 2012.

The Company’s cash and cash equivalents at December 31, 2013 totaled $3,839,595 compared to $4,035,985 at December 31, 2012, while working capital totaled $5,950,740 compared to $5,363,372 for the same dates respectively. At December 31, 2013, the Company had current liabilities of $2,196,172 (2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment. Income taxes are due within 12 months.

In February 2014, the Company raised US$5,741,668 and US$5,000,000 through a brokered public offering and an at the market public offering respectively. The gross proceeds of US$10,741,668 will be used to advance the Avino Mine project and for working capital.

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

F.	Tabular Disclosure of Contractual Obligations

As at December 31, 2013, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$1,610,327	$1,610,327	-	-	-
Minimum rental and lease payments	688,344	254,017	341,932	22,896	69,499
Finance lease obligations	1,676,821	585,844	983,249	107,728	-
Deferred tax liabilities	4,884,130	-	-	-	4,884,130
Total	$8,859,622	$2,450,188	$1,325,181	$130,624	$4,953,629

G.	Safe Harbor

Certain statements in this Annual Report, including those appearing under this Item 5, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3D: Key Information – Risk Factors, and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

The following is a list of the Company’s directors and senior management as at April 16, 2014. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on June 27, 2014.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Michael Baybak Director	A business consultant.	June 1990

Gary Robertson Director	Certified Financial Planner, Director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Levon Resources Ltd., Great Thunder Gold Corp. and Sage Gold Inc.	August 2005

David Wolfin Director/President/CEO
President and CEO of Avino Silver & Gold Mines Ltd. Also, Director and VP Finance of Berkley Resources Inc., President and Director of Coral Gold Resources Ltd. and Gray Rock Resources Ltd. and Director of Bralorne Gold Mines Ltd., Great Thunder Gold Corp. and Cresval Capital Corp.
October 1995

Andrew Kaplan Director	A business consultant, Director of Coral Gold Resources Ltd.	September 2011

Jasman Yee Director	Metallurgical Engineer	January 2011

Dorothy Chin Corporate Secretary	Also, Corporate Secretary of Bralorne Gold Mines Ltd., and Levon Resources Ltd.	September 2008

Malcolm Davidson Chief Financial Officer	Charted Accountant, Chief Financial Officer of Avino Silver & Gold Mines Ltd; Also Chief Financial Officer of Coral Gold Resources Ltd., Gray Rock Resources Ltd., and Avaron Mining Corporation	March 2012

B.	Compensation

During the last completed fiscal year of the Company, the Company had two executive officers, namely, David Wolfin, Chief Executive Officer; and Malcolm Davidson, Chief Financial Officer.

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

The members of the Compensation Committee are Gary Robertson (Chair), Michael Baybak, Jasman Yee and Andrew Kaplan, all of whom are independent, except for Jasman Yee, applying the definition set out in Section 1.4 of NI 52-110 since he provided consulting services to the Company. See “Corporate Governance – Compensation Committee” for a discussion of the role and responsibilities of the Compensation Committee. Mr. Yee is, however, deemed, an independent director under the rules of the NYSE MKT.

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

Other than discussed above, the Company has no other forms of compensation. Payments may be made from time to time to individuals or companies that they control for the provision of consulting services which may be deemed a form of compensation. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

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

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2013 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)5	Total compensation ($)
David Wolfin(6)	2013	150,000	NIL	30,900	NIL	NIL	150,000	330,900
President, CEO and	2012	150,000	NIL	NIL	NIL	NIL	NIL	150,000
Director	2011	145,500	NIL	1,058,200	NIL	NIL	150,000	1,353,700

Malcolm Davidson	2013	82,174	NIL	55,650	NIL	NIL	5,000	142,824
CFO	2012	32,378	NIL	NIL	NIL	NIL	NIL	32,378
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A

1	The Company does not currently have any share-based award plans.
2	The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 650,000new option based awards issued during the year.
3	The Company does not have a non-equity incentive plan
4	The Company does not have any pension plans.
5	Discretionary cash payment of incentive bonuses.
6	On June 24, 2010, Mr. David Wolfin was appointed CEO. Mr. David Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by David Wolfin.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at December 31, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)1	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin	15,000	$0.81	Jan 14, 2015	$6,000	Nil	Nil	Nil
President, CEO	95,000	$1.05	Sept 10, 2015	$15,200	Nil	Nil	Nil
and Director	410,000	$1.02	Jan 18, 2016	$77,900	Nil	Nil	Nil
	360,000	$1.02	Sept 30, 2016	$68,400	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil

Malcolm Davidson	9,500	$1.02	Jan 18, 2016	$1,805	Nil	Nil	Nil
CFO	40,000	$1.02	Sept 30, 2016	$7,600	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil

1
In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2013 and the exercise price of the option. The closing market price for the Company's common shares as at December 31, 2013 was $1.21 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2013:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	30,900	Nil	Nil
Malcolm Davidson CFO	55,650	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4)	Pension Plan Benefits

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

5)	Termination and Change of Control Benefits

On January 1, 2013, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin, and on March 1, 2014 the Company further amended the consulting agreement which contains certain provisions in connection with termination of employment or change of control.

The Agreement can be terminated at any time prior to the expiry of the term, as follows:

(a)	by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual Consulting Fee; and

(c)
by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be immediately entitled to a termination payment equal to CDN$2 million.

A Change of Control shall be deemed to have occurred when:

(i)
any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii)
completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A)
a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B)
a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

6)	Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2013:

Name	Fees earned ($)	Share-based awards1 ($)	Option-based awards2 ($)	Non-equity incentive plan compensation3 ($)	Pension value4 ($)	All other compensation5 ($)	Total ($)
Michael* Baybak	20,000	NIL	55,650	NIL	NIL	18,750	94,400
Gary* Robertson	20,000	NIL	55,650	NIL	NIL	18,750	94,400
Jasman Yee	20,000	NIL	55,650	NIL	NIL	18,750	94,400
Andrew* Kaplan	20,000	NIL	55,650	NIL	NIL	18,750	94,400

*	Independent and Non-Employee Directors
1	The Company does not currently have any share-based award plans.
2	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
3	The Company does not have a non-equity incentive plan
4	The Company does not have any pension plans.
5	Discretionary cash payment of incentive bonuses.

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

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the “TSX-V”).

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2013:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Michael Baybak	15,000	$0.81	Jan 14, 2015	$6,000	Nil	Nil	Nil
	20,000	$1.05	Sept 10, 2015	$3,200	Nil	Nil	Nil
	100,000	$1.02	Jan 18, 2016	$19,000	Nil	Nil	Nil
	40,000	$1.02	Sept 30, 2016	$7,600	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
Gary Robertson	15,000	$0.81	Jan 14, 2015	$6,000	Nil	Nil	Nil
	30,000	$1.05	Sept 10, 2015	$4,800	Nil	Nil	Nil
	100,000	$1.02	Jan 18, 2016	$19,000	Nil	Nil	Nil
	60,000	$1.02	Sept 30, 2016	$11,400	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
Jasman Yee	18,357	$1.05	Sept 10, 2015	$2,937	Nil	Nil	Nil
	100,000	$1.02	Jan 18, 2016	$19,000	Nil	Nil	Nil
	60,000	$1.02	Sept 30, 2016	$11,400	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
Andrew Kaplan	5,000	$1.02	Jan 18, 2016	$950	Nil	Nil	Nil
	40,000	$1.02	Sept 30, 2016	$7,600	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)
The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2013 and the exercise price of the option. The closing market price of the Company’s common shares as at December 31, 2013 was $1.21 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2013:

Name (1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Baybak	55,650	Nil	Nil
Gary Robertson	55,650	Nil	Nil
Jasman Yee	55,650	Nil	Nil
Andrew Kaplan	55,650	Nil	Nil

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

Termination of Employment, Changes in Responsibilities and Employment Contracts

On January 1, 2013, the Company entered into a consulting agreement with Intermark Capital Corporation, a company wholly owned by David Wolfin, the named executive officer of the Company. The consulting agreement was further amended on March 1, 2014. For details please see “Termination and Change of Control Benefits” above.

C.	Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General and Special Meeting, held on June 27, 2013, the shareholders elected Messrs. Michael Baybak, Gary Robertson, David Wolfin, Jasman Yee and Andrew Kaplan as directors of the Company.

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

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal Code of Ethics (“Code”) has been adopted and applies to all directors, officers and employees. The Board meets on at least a quarterly basis and following the annual meeting of shareholders. The frequency of the meetings and nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2013, the Board met seven times.

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

The Audit Committee currently consists of three directors, Gary Robertson, Andrew Kaplan and Michael Baybak, all of whom are independent. All of the members are financially literate, and have accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP and International Financial Reporting Standards (“IFRS).

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

Compensation Committee

The Compensation Committee recommends to the Board the compensation of the Company’s Directors, the Chief Executive Officer and other executive officers. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

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

The Governance and Nominating Committee currently consists of three directors, Messrs. Yee, Kaplan and Baybak, all who are deemed independent.

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com.

D.	Employees

As at December 31, 2013, the Company had 133 employees located in Mexico. The Company’s senior management as well as administrative and corporate services are located in Canada and are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

As at December 31, 2012, the Company had 85 employees located in Mexico, and as at December 31, 2011, the Company had 69 employees located in Mexico.

E.	Share Ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of April 16, 2014:

Name of Beneficial Owner	Number of Shares	Percent

Michael Baybak	64,700	*
Gary Robertson	177,900	*
David Wolfin	381,184	1.2%
Jasman Yee	44,143	*
Andrew Kaplan	Nil	N/A
Malcolm Davidson	500	*

*	Less than one percent

Outstanding Options

The following information, as of April 16, 2014 reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	ExercisePrice	Expiration Date
David Wolfin	15,000	Jan 14, 2010	$0.81	Jan 14, 2015
President, CEO and	95,000	Sept 10, 2010	$1.05	Sept 10, 2015
Director	410,000	Jan 18, 2011	$1.02	Jan 18, 2016
	360,000	Sept 30, 2011	$1.02	Sept 30, 2016
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018

Malcolm Davidson	9,500	Jan 18, 2011	$1.02	Jan 18, 2016
CFO	40,000	Sept 30, 2011	$1.02	Sept 30, 2016
	25,000	Feb 18, 2013	$1.60	Feb 18, 2018
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018

Michael Baybak	15,000	Jan 14, 2010	$0.81	Jan 14, 2015
Director	20,000	Sept 10, 2010	$1.05	Sept 10, 2015
	100,000	Jan 18, 2011	$1.02	Jan 18, 2016
	40,000	Sept 30, 2011	$1.02	Sept 30, 2016
	25,000	Feb 18, 2013	$1.60	Feb 18, 2018
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018

Gary Robertson	100,000	Jan 18, 2011	$1.02	Jan 18, 2016
Director	60,000	Sept 30, 2011	$1.02	Sept 30, 2016
	25,000	Feb 18, 2013	$1.60	Feb 18, 2018
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018

Jasman Yee	18,357	Sept 10, 2011	$1.05	Sept 10, 2015
Director	100,000	Jan 18, 2011	$1.02	Jan 18, 2016
	60,000	Sept 30, 2011	$1.02	Sept 30, 2016
	25,000	Feb 18, 2013	$1.60	Feb 18, 2018
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018

Andrew Kaplan	5,000	Jan. 18, 2011	$1.02	Jan. 18, 2016
Director	40,000	Sept. 30, 2011	$1.02	Sept. 30, 2016
	25,000	Feb. 18, 2013	$1.60	Feb. 18, 2018
	30,000	Sept. 9, 2013	$1.62	Sept. 9, 2018

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of April 16, 2014, to the knowledge of the Company, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

As of April 16, 2014, there were 32,226,260 common shares issued and outstanding. Of those common shares issued and outstanding, 22,474,626 common shares were held by 66 shareholders whose addresses were in Canada.

B.	Related Party Transactions

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

i) The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2013, 2012 and 2011 and as follows:

	2013	2012	2011
Salaries, benefits, and consulting fees	$779,571	$243,011	$362,173
Share‐based payments	420,450	-	2,009,400
	$1,200,021	$243,011	$2,371,573

ii)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. As at December 31, 2013 and 2012 the following amounts are due to related parties:

	December 31, 2013	December 31, 2012
Directors’ fees	$10,352	$24,469
Oniva International Services Corp.	135,458	147,845
Sampson Engineering Inc.	1,840	2,400
Andrew Kaplan	1,518	-
Jasman Yee & Associates, Inc.	5,040	-
Wear Wolfin Design	2,625	-
	$156,833	$174,714

iii)
The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) for its expenses and to pay Oniva a percentage fee as described in Note 20. The transactions with Oniva during the years are summarized below:

	2013	2012	2011
Salaries and benefits	$309,816	$179,555	$151,941
Office and miscellaneous	292,008	276,201	240,810

	$601,824	$455,756	$392,751

iv)
In the normal course of operations, the company transacts with companies related to Avino’s directors and officers. During the years ended December 31, 2013, 2012, and 2011, the company recorded consulting fees of $75,014 (2012 - $63,938; 2011 – 48,429) from a company controlled by a director, and financial consulting fees of $30,000 (2012 – 30,000; 2011 – 30,000) from a company related to a director.

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

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2013.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Our common shares are listed on the NYSE MKT under the symbol ASM. Prior to August 2, 2011, our common shares were quoted on the OTC Bulletin Board. Our common shares are also listed on the TSX Venture Exchange. The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE MKT and in Canadian Dollars on the TSX-V for the past full six months and through April 15, 2014 and for each quarter for the past fiscal year.

	NYSE-MKT (United States Dollars)		TSX-V (Canadian Dollars)
Last Six Months	High	Low	High	Low
April 2014	$1.70	$1.52	$1.88	$1.70
March 2014	$2.30	$1.38	$2.55	$1.53
February 2014	2.84	1.70	3.13	1.88
January 2014	1.68	1.15	1.89	1.24
December 2013	1.25	1.06	1.34	1.11
November 2013	1.45	1.01	1.40	1.07

For the Quarter Ended
December 31, 2013	$1.45	$0.85	$1.40	$1.01
September 30, 2013	1.60	0.73	1.68	0.78
June 30, 2013	1.49	0.71	1.51	0.75
March 31, 2013	$1.95	$1.33	$1.90	$1.37

For the Quarter Ended	High	Low	High	Low
December 31, 2012	1.89	1.37	1.90	1.42
September 30, 2012	1.80	1.12	1.74	1.07
June 30, 2012	2.10	1.08	2.10	1.08
March 31, 2012	2.52	1.51	2.54	1.46

Last Five Fiscal Years	High	Low	High		Low
2013	1.90	0.75	1.95		0.71
2012	2.52	1.08	2.54		1.07
2011	3.47	1.42	2.94	*	1.39	*
2010	2.95	0.66	2.89		0.63
2009	0.99	0.38	0.95		0.30

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s common shares are listed on the TSX-V under the symbol “ASM”, on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”, and on the NYSE MKT under the symbol “ASM”. In September 2013, the Company’s listing on the TSX-V was re-classified to Tier 1 status.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Common Shares

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors. Description of Shareholder Rights Plan

Rights Plan

We have adopted a Rights Plan which became effective when it was approved and adopted by the board of directors on April 22, 2013 (the “Effective Date”), and subsequently ratified by our shareholders “Shareholders”) on June 27, 2013. The Rights Plan was designed to provide Shareholders with adequate time to properly assess the merits of a take-over bid without undue pressure. One of the purposes of the Rights Plan is to permit competing take-over bids to emerge prior to the expiration of a take-over bid. The Rights Plan is designed to give our board of directors time to consider alternatives in maximizing for Shareholders the full and fair value for their common shares. The Rights Plan was designed to discourage discriminatory or unfair take-over bids for us and gives the board of director time, if appropriate, to pursue alternatives to maximize value to the Shareholders, in the event of an unsolicited take-over bid to acquire control of us. The Rights Plan will encourage an offeror to proceed by way of a Permitted Bid (as defined below), or to approach the board of directors with a view to negotiation, by creating the potential for substantial dilution of the offeror’s position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all Shareholders are treated equally, receive the maximum value for their investment, and are given adequate time to properly assess the take-over bid on a fully informed basis.

The terms of the Rights Plan are set out therein. The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the entire text of the Shareholder Rights Plan Agreement which has been previously filed with the SEC. In order to implement the Rights Plan, our board of directors authorized the issuance of one Right to acquire additional common shares pursuant to the formula set forth in the Rights Plan in respect of each common share outstanding as of 12:01 a.m. (Vancouver local time) on the Effective Date. New certificates for common shares issued after the Effective Date will contain a notation incorporating the Rights Plan by reference. Each Right will become exercisable to purchase one common share at a purchase price of CDN $30.00 (such purchase price, as may be adjusted, being the “Purchase Price”).

Until the Separation Time (as defined below):

●	the Rights will not be exercisable;
●	the Rights will be evidenced by the certificates for common shares and not by separate rights certificates; and
●	the Rights will be transferable by, and only in connection with, the transfer of common shares.

Separation Time; Beneficial Ownership

As noted above, the Rights are not exercisable until the Separation Time. As of and after the Separation Time, the Rights will separate from the common shares.

The “Separation Time” is the earliest of:

●
The day of a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 20% or more of the outstanding voting shares then outstanding (or, in the case of a person that had beneficial ownership of 20% or more of the outstanding common shares on the date the Rights Plan was executed, by obtaining additional beneficial ownership of more than 1% of the voting shares outstanding at the Record Date) other than as a result of repurchases of common shares by us and certain other limited circumstances; and

●
The date of the commencement of or first public announcement of any person (other than us or our any subsidiary) to commence a tender or exchange offer if upon consummation thereof, such person would become an Acquiring Person, unless such bid is a Permitted Bid (as defined therein) or a Competing Permitted Bid (as defined therein).

Upon such acquisition or announcement of a take-over bid (defined in the Rights Plan as a “Flip-in Event”), each holder of a Right (except the Acquiring Person) will thereafter have the right to receive, upon exercise of the Rights, common shares (or, in certain circumstances, other securities, cash, or other assets of ours) having a Market Price (as immediately defined below) equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Plan Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void.

The “Market Price” of the common shares will be equal to the average twenty (20) trading day closing price of the common shares preceding the date of the Flip-in Event. The reporting of earnings per share on a fully diluted or non-diluted basis will be affected by the exercise of the Rights. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Bids

Under the Rights Plan, to qualify as a Permitted Bid, a take-over bid must be made by means of a take-over bid circular delivered to all holders of common shares. The take-over bid must expressly state that common shares issued on the exercise of any warrants, stock options, or other securities convertible into common shares after the bid is made will be eligible for tender under the bid. The take-over bid must be open for acceptance for at least sixty (60) days after the bid is made, and the bid must require that only if more than fifty (50%) percent of the outstanding common shares held by independent Shareholders are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. However, public notice of this fact must be given, and the bid must then be extended for a further period of at least ten (10) business days from the date of such notice, so that other minority Shareholders may have an opportunity to tender their common shares. Also, to qualify as a Permitted Bid, the bid must permit withdrawal of deposited common shares at any time.

These requirements enable each Shareholder to decide to tender their shares based solely upon the merits of the bid. A Shareholder need not be influenced by the likelihood that a bid will succeed. If more than fifty (50%) percent of the outstanding common shares have been tendered to a bid, a Shareholder who has not already tendered his or her shares to that bid or to a competing bid will have an additional (10) business days to decide whether or not to tender his or her shares to the original bid or the competing bid.

Expiration of Rights

The Rights will expire on the earliest of (a) the time at which the Rights are redeemed (as described below), (b) the time at which the Rights are exchanged in full (as described below), or (c) April 22, 2021.

Change of Exercise of Rights Following Certain Events

Exchange Event. At any time on or after any person has become an Acquiring Person, the board of directors may, without seeking approval of the holders of the common shares or Rights, exchange the Rights (other than Rights beneficially owned by an Acquiring Person, its affiliates and associates) either (i) in return for the Purchase Price and rights, cash equity or other securities or other property or assets having a value equal to twice the Purchase Price, or (ii) in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash equity or other securities or other property or assets having a value equal to the Purchase Price.

Termination of Rights.

At any time on or after any person has become an Acquiring Person, the board of directors may, at their sole discretion, (a) interpret the provisions of the Rights Plan, and (b) make all determinations deemed necessary or advisable for the administration of the Rights Plan (including a determination to terminate or redeem or not to terminate or redeem the Rights or to terminate or amend the Rights Plan), and such interpretations or determinations by the directors shall be final, conclusive and binding on us, the Rights Agent, the holders of Rights and all other parties and shall not subject the directors to any liability to the holders of Rights.

Redemption

At any time prior to the Flip-In Event, the board of directors may direct us to redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (payable in cash, common shares, or other consideration deemed appropriate by the board of directors). Immediately upon the action of the board of directors directing us to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.0001 redemption price.

Amendment

Prior to the Separation Time, the board of directors may amend the Rights Plan in any respect. After such time, a shareholder vote may be required to approve such amendment.

Antidilution

The Rights Plan includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

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

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holders representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, referred to as the “Investment Act”, discussed below under “Item 10. Additional Information, D. Exchange Controls”

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means: (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy; or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than the requisite majority of the votes entitled to be cast on it.

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

C.	Material Contracts

1.	Controlled Equity Offering Sales Agreement
2.	Placement Agency Agreement
3.	Form of Subscription Agreement
4.	Form of Warrant Agreement

D.	Exchange Controls

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

In light of the Company’s production at the San Gonzalo mine during the fourth quarter of 2012, the Company does not believe that it is a passive foreign investment company, referred to as a “PFIC” for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On April 23, 2013, the Board of Directors approved and adopted a Shareholder Rights Plan (the "Rights Plan") which was ratified by the shareholders of the Company on June 27, 2013. The Rights Plan entitles shareholders to severable rights to purchase additional shares of the Company upon the occurrence of a take-over bid (i.e. an offer to purchase 20% or more of the issued shares, when aggregated with the offeror's shareholdings), which fails to meet certain conditions. Bids which meet these conditions ("Permitted Bids") do not trigger the rights to purchase additional shares. Permitted Bids are offers which meet all of the following conditions:

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

Management, including our principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2013 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2013 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

Our Company has taken steps to enhance and improve the design of our internal controls over financial reporting; however these steps were not complete as of December 31, 2013. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2013: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

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

This Code covers a wide range of financial and non-financial business practices and procedures. This Code does not cover every issue that may arise, but it sets out basic principles to guide all executive and staff of the Company. If a law or regulation conflicts with a policy in this Code, then personnel must comply with such law or regulation. If any person has any questions about this Code or potential conflicts with a law or regulation, they should contact the Company's Board of Directors or Audit Committee.

All executive and staff should recognize that they hold an important role in the overall corporate governance and ethical standards of the Company. Each person is capable and empowered to ensure that the Company's, its shareholders' and other stakeholders' interests are appropriately balanced, protected and preserved. Accordingly, the Code provides principles to which all personnel are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the shareholders, other stakeholders, and the public generally.

A copy of the Code is available at the Company’s website at www.avino.com.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2013 and 2012 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the Company’s years ended December 31, 2013 and 2012 were $136,500 and $115,000.

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for the years ended December 31, 2013 and 2012 were $4,500 and $4,500.

Tax Fees

The tax fees billed by Manning Elliott LLP for the years ended December 31, 2013 and 2012 were $3,300 and $2,800.

All Other Fees

The aggregate fees billed by Manning Elliott LLP for advisory and review services relating to the Company’s annual report on Form 20-F and related filing documents for the years ended December 31, 2013 and 2012 were $19,500 and $4,500.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2013 and 2012. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Changes in Registrants Certifying Accountant

Not applicable

Item 16G. Corporate Governance

The Company’s common shares are listed on the NYSE MKT. The Company does not believe that its corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE MKT.

Item 16H. Mine Safety Disclosure

Under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and pursuant to this Item 16H, each operator of a coal or other mine is required to include disclosures regarding certain mine safety results in its periodic reports filed with the SEC. We do not own or operate any mines in the United States and, as a result, this information is not required.

Part III

Item 17. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Item 18. Financial Statements

See Item 17

Item 19. Exhibits

Exhibit Number	Exhibit

1.1	Memorandum of Avino Silver & Gold Mines Ltd.*

1.2.	Articles of Avino Silver & Gold Mines Ltd.*

2.1	Shareholders Rights Plan Agreement dated Apr. 22, 2013 (Incorporated by reference to Exhibit 2.1 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

4.2	Intermark Capital Corporation Consulting Agreement dated Jan. 1, 2013(Incorporated by reference to Exhibit 4.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

4.3	Minerales de Avino SA de CV Agreement dated February 18, 2012 (Incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

4.4	Stock Option Plan (Incorporated by reference to Exhibit 4.4 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

4.5	$5 Million Master Credit Facility with Caterpillar Credito, S.A. de C.V. and Continuing Guarantee dated December 17, 2012 (Incorporated by reference to Exhibit 4.5 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

4.6	Avaron Mining Corp. Option Agreement dated January 3, 2012 (Incorporated by reference to Exhibit 4.6 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

4.7	Benz Capital Corp. Option Purchase and Assignment Agreement dated November 30, 2012 (Incorporated by reference to Exhibit 4.7 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

4.8	Endeavour Silver Corp. Option to Joint Venture Agreement dated July 30, 2012 (Incorporated by reference to Exhibit 4.8 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

4.9	Controlled Equity Offering Sales Agreement (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on December 31, 2013)

4.10	Placement Agency Agreement (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 21, 2014)

4.11	Form of Subscription Agreement (Incorporated by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 21, 2014)

4.12	Form of Warrant Agreement (Incorporated by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 21, 2014)

8.1	List of Subsidiaries

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

11.2	Audit Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

11.3	Governance & Nominating Committee Charter (Incorporated by reference to Exhibit 11.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

11.4	Compensation Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)

12.1	Certification of the Principal Executive Officer

12.2	Certification of the Principal Financial Officer

13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer

13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer

13.3	Consent of Manning Elliott LLP

13.4	Consent of Tetra Tech
___________________________
* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgements based on information currently available.

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

The consolidated financial statements as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been audited by Manning Elliott LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CA
President & CEO	Chief Financial Officer
April 17, 2014	April 17, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and the related notes comprising a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Manning Elliott LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 17, 2014

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents		$3,839,595	$4,035,985
Interest receivable		6,040	1,070
Sales taxes recoverable	5	307,101	196,178
Accounts receivable		1,425,741	254,695
Prepaid expenses and other assets		713,967	126,285
Inventory	6	1,854,468	2,225,840
		8,146,912	6,840,053

Exploration and Evaluation Assets	7	15,686,176	12,828,202
Plant, Equipment and Mining Properties	10	10,564,617	6,308,480
Investments in Related Companies	11	94,040	194,373
Investments in Other Companies	12	55,000	15,000
Reclamation Bonds		5,500	5,500
		$34,552,245	$26,191,608

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$1,410,947	$1,145,747
Amounts due to related parties	17	156,833	174,714
Current portion of finance lease obligations	18	585,845	156,220
Income taxes payable	24	42,547	-
		2,196,172	1,476,681

Finance Lease Obligations	18	1,090,977	78,732
Reclamation Provision	13	1,833,938	323,140
Deferred Tax Liabilities	24	4,884,130	2,365,677
Total liabilities		10,005,217	4,244,230

EQUITY
Share Capital	14	42,784,832	42,088,103
Equity Reserves		10,150,849	9,749,674
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income (Loss)		215,680	(330,211)
Accumulated Deficit		(28,502,464)	(29,458,319)
Total Equity		24,547,028	21,947,378
		$34,552,245	$26,191,608

Commitments – Note 20
Subsequent Events – Note 25

Approved by the Board of Directors on April 17, 2014:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
For the years ended December 31, 2013, 2012 and 2011
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	Note	2013	2012	2011

Revenue	16	$16,094,701	$2,255,376	$-
Cost of Sales	16	8,968,409	1,434,569	-
Mine Operating Income		7,126,292	820,807	-
General and Administrative Expenses
Depreciation		687	6,193	803
Directors’ fees		155,000	22,500	18,000
Interest expense		52,753	-	-
Investor relations		194,955	247,044	294,882
Management and consulting fees		390,510	224,532	296,260
Office and miscellaneous		722,816	434,011	181,721
Professional fees		311,193	205,578	189,459
Regulatory and compliance fees		140,629	75,738	121,591
Salaries and benefits		1,204,666	561,398	276,866
Sales tax write-down (provision recovery)		-	(47,409)	-
Share-based payments	15	908,362	18,408	2,529,620
Travel and promotion		165,860	181,753	133,445
		4,247,431	1,929,746	4,042,647
Income (loss) before other items and income taxes		2,878,861	(1,108,939)	(4,042,647)
Other Items
Foreign exchange gain		415,278	116,562	68,404
Interest income		41,604	21,760	78,857
Mineral property option income	8	69,500	54,317	-
Other income		103,802	23,464	10,499
Unrealized loss on investments		(99,833)	(110,021)	(212,966)
Net income (loss) before income tax		3,409,212	(1,002,857)	(4,097,853)
Income taxes
Current income tax expense	24	(42,547)	-	-
Deferred income tax expense	24	(2,518,453)	(260,321)	(86,498)
		(2,561,000)	(260,321)	(86,498)
Net Income (Loss)		848,212	(1,263,178)	(4,184,351)
Other Comprehensive Income (Loss) -
Items that may be reclassified subsequently to income or loss
Currency translation differences of foreign operations		545,891	(67,811)	82,689
Comprehensive Income (Loss)		$1,394,103	$(1,330,989)	$(4,101,662)
Earnings (Loss) per Share
Basic		$0.03	$(0.05)	$(0.16)
Diluted		$0.03	$(0.05)	$(0.16)
Weighted Average Number of Common Shares Outstanding
Basic		27,405,179	27,072,053	26,795,632
Diluted		27,701,403	27,072,053	26,795,632

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2011		26,157,227	$39,193,299	$9,508,838	$(101,869)	$(345,089)	$(24,339,389)	$23,915,790
Common shares issued for cash:
Share issuance costs		-	(1,539)	-	-	-	-	(1,539)
Exercise of stock options		753,000	592,050	-	-	-	-	592,050
Share-based payments	15	-	-	2,529,620	-	-	-	2,529,620
Fair value of stock options exercised		-	1,936,273	(1,936,273)	-	-	-	-
Options and warrants cancelled or expired		-	-	(203,999)	-	-	203,999	-
Net loss for the year		-	-	-	-	-	(4,184,351)	(4,184,351)
Currency translation differences of foreign operations		-	-	-	-	82,689	-	82,689
Balance, December 31, 2011		26,910,227	$41,720,083	$9,898,186	$(101,869)	$(262,400)	$(28,319,741)	$22,934,259
Common shares issued for cash:
Exercise of stock options	14	82,000	75,600	-	-	-	-	75,600
Shares issued for leased claim payment	7(a)(iv)	135,189	250,100	-	-	-	-	250,100
Fair value of stock options exercised		-	42,320	(42,320)	-	-	-	-
Share-based payments	15	-	-	18,408	-	-	-	18,408
Options and warrants cancelled or expired		-	-	(124,600)	-	-	124,600	-
Net loss for the year		-	-	-	-	-	(1,263,178)	(1,263,178)
Currency translation differences of foreign operations		-	-	-	-	(67,811)	-	(67,811)
Balance, December 31, 2012		27,127,416	$42,088,103	$9,749,674	$(101,869)	$(330,211)	$(29,458,319)	$21,947,378
Common shares issued for cash:
Exercise of stock options	14	361,418	297,185	-	-	-	-	297,185
Fair value of stock options exercised		-	399,544	(399,544)	-	-	-	-
Share-based payments	15	-	-	908,362	-	-	-	908,362
Options and warrants cancelled or expired		-	-	(107,643)	-	-	107,643	-
Net income for the year		-	-	-	-	-	848,212	848,212
Currency translation differences of foreign operations		-	-	-	-	545,891	-	545,891
Balance, December 31, 2013		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
For the years ended December 31, 2013, 2012 and 2011
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Note	2013	2012	2011

Cash Provided By (Used In):

Operating Activities
Net income (loss)		$848,212	$(1,263,178)	$(4,184,351)
Adjustments for non-cash items:
Depreciation, depletion, and accretion		950,013	194,453	803
Share-based payments	15	908,362	18,408	2,529,620
Unrealized loss on investments		99,833	110,021	212,966
Sales tax write-down (provision recovery)		-	(46,640)	-
Mineral property option income	8	(39,500)	(15,000)	-
Other income		(88,637)	-	-
Deferred income tax expense	24	2,518,453	260,321	86,498
		5,196,736	(741,615)	(1,354,464)
Net change in non-cash working capital	19	(1,213,384)	(718,112)	60,463
		3,983,352	(1,459,727)	(1,294,001)

Financing Activities
Shares issued for cash, net of issuance costs		297,185	75,600	590,511
Finance lease payments		(335,531)	(42,969)	-
		(38,346)	32,631	590,511

Investing Activities
Proceeds from sale of equipment		88,637	-	-
Recovery of exploration costs from concentrate proceeds		-	3,490,581	3,114,552
Exploration and evaluation expenditures		(901,912)	(2,387,771)	(4,590,331)
Additions to plant, equipment and mining properties		(3,315,192)	(946,286)	(1,483,453)
		(4,128,467)	156,524	(2,959,232)

Change in cash and cash equivalents		(183,461)	(1,270,572)	(3,662,722)

Effect of exchange rate changes on cash and cash equivalents		(12,929)	24,093	(106,662)

Cash and Cash Equivalents, Beginning		4,035,985	5,282,464	9,051,848

Cash and Cash Equivalents, Ending		$3,839,595	$4,035,985	$5,282,464

Supplementary cash flow information (Note 19)

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver and gold, and the acquisition, exploration, and development of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX-V, NYSE MKT and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

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

c)
Foreign operations

Subsidiaries that have functional currencies other than the Canadian dollar translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.
BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Critical judgements exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

a)
Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that exploratory drilling, exploration evaluation, and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits and life of mine plans.

b)
Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine had achieved production levels intended by management as of October 1, 2012.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

c)
Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value.The assumptions used in the valuation of mineralized material stockpile and concentrate include estimates of silver and gold contained in the stockpile and finished goods assumptions for the amount of silver and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its mineralized material stockpile and concentrate inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

d)
Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the life of the Avino and San Gonzalo mines. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued) Significant Accounting Judgements and Estimates (continued)

d)
Estimated reclamation provisions (continued)

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

e)
Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or net loss and its equity reserves.

f)
Impairment of plant and equipment, mining properties and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there areany indications that the Company’s plant and equipment, mining properties and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments in which the Company operates that are not within its control and that affect the recoverable amount of its plant, equipment and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment, and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment, mining properties, and exploration and evaluation assets.

g)
Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

h)
Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and theapplication of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based onlife of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued) Basis of Consolidation The consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A., (“Oniva Silver”)	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compania Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.39% direct 1.27% indirect (Promotora)	Mexico	Mining and exploration
	99.66% effective

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.38% to an effective 99.66%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.28% in Avino Mexico prior to the 0.38% increase. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, interest receivable, sales taxes recoverable, accounts receivable, investments in related and other companies, reclamation bonds, accounts payable, amounts due to related parties, and finance lease obligations. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalents, interest receivable, and investments in related and other companies as FVTPL. Sales taxes recoverable, accounts receivable, and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, and finance lease obligations are classified as other financial liabilities.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. The Company’s capitalized exploration and evaluation are classified as intangible assets. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. Incidental revenues and operating costs are included in exploration and evaluation costs prior to intended production levels being achieved. When intended production levels are achieved, these costs are reclassified to mining properties and become subject to depletion. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, the expenditures for the area of interest are written down and charged to operations. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. An impairment charge relating to a mineral claim may be subsequently reversed if new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Plant, equipment and mining properties

Once the work completed supports the achievement of management’s intended production levels, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to exploration, evaluation and development, direct overhead costs and the initial estimate of the reclamation provision. Prior to being reclassified to mining properties, exploration and development costs are assessed for impairment. Subsequent to the commencement of production at levels intended by management, further development expenditures incurred with respect to a mining property are capitalized, when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

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

After the date that management’s intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
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

Plant and equipment are depreciated at the following annual rates:

Office equipment, furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings	20 years straight line

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

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense within profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed, in which case that systematic basis is used. Operating lease payments are recorded within profit and loss unless they are attributable to qualifying assets, in which case they are capitalized.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk silver and gold concentrate in a saleable form. The Company has bulk silver and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant, and equipment, and an allocation of mine site overhead costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

Net realizable value (“NRV”) of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.

Revenue from the sale of concentrate is recognized upon delivery when persuasive evidence of a sale agreement exists, the risks of ownership are transferred to the customer, collection is reasonably assured, and the price is readily determinable. Revenue is based on quoted market prices of the London Metal Exchange during the quotation period less treatment, refining and smelting charges, and penalties.

Metals contained in bulk concentrate sold to third parties are provisionally invoiced and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts which provide a provisional payment on delivery based upon provisional assays and quoted metal prices at the time. Revenues are recorded when title passes from the Company to the buyer based on the spot price on date of delivery, and subsequently adjusted to market price based on the date of the final settlement.

Prior to the date that management’s intended production levels have been achieved, concentrate sales incidental to the exploration of mineral properties are recorded net of production costs as a reduction of capitalized exploration and evaluation costs.

Share capital

a)
Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued) Share capital (continued)

b)
Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company’s share option plan allows directors, officers, employees, and consultants to acquire common shares of the Company. All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share options granted to non-employees or consultants are measured at the fair value of services received. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore mining properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

Reclamation provision

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES(continued)

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

4.
RECENT ACCOUNTING PRONOUNCEMENTS

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2013 had no significant impact on the Company’s consolidated financial statements for the years presented:

IFRS 10 – Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of the previous IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IFRS 11, proportionate consolidation is no longer permitted.

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

IFRS 13 – Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes disclosures about fair value measurement.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

4.
RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IAS 27 – Separate Financial Statements
As a result of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 has been reissued to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

IAS 28 – Investments in Associates and Joint Ventures
As a consequence of the issuance of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended to provide accounting guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 is applied by all entities that are investors with joint control of, or significant influence over, an investee.

IAS 1 – Presentation of Financial Statements
In June 2011, the IASB issued an amendment to IAS 1, which requires entities to separately present items in other comprehensive income based on whether or not they may be reclassified to profit or loss in future periods.

IFRIC 20 –Stripping Costs in the Production Phase of a Surface Mine
In October 2011, the IASB issued IFRIC 20, which requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate (i) that it is probable future economic benefits will flow to the entity, (ii) the component of the ore body for which the access has been improved is identifiable, (iii) the costs related to the stripping activity associated with that component can be reliably measured.

Future IFRS standards and interpretations - A number of new standards and amendments to standards and interpretations are not yet effective for the year ended December 31, 2013 and have not been applied in preparing these consolidated financial statements.

The following standards will be adopted effective January 1, 2014:

IAS 36 – Impairment of Assets
In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when and asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal. Management is currently evaluating the impact the final interpretation is expected to have on the Company’s consolidated financial statements.

IFRIC 21 – Levies
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Management is currently evaluating the impact the final interpretation is expected to have on the Company’s consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

4.
RECENT ACCOUNTING PRONOUNCEMENTS (continued)

The following standard will be adopted effective January 1, 2015:

IFRS 9 – Financial Instruments: Classification and Measurement
As issued, IFRS 9 reflects the first phase of the IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013. However, the IASB tentatively decided to require mandatory adoption of Amendments to IFRS 9: Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, on or after January 1, 2015.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. Management will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

5.	SALES TAXES RECOVERABLE The Company’s sales taxes recoverable consist of the Mexican I.V.A. (“VAT”) and Canadian sales taxes (“GST/HST”) recoverable.

	2013	2012

VAT recoverable	$292,242	$167,340
GST/HST recoverable	14,859	28,838

Sales taxes recoverable	$307,101	$196,178

6.	INVENTORY

	2013	2012

Concentrate inventory	$448,019	$631,859
Process material stockpiles	1,041,994	1,384,973
Materials and supplies	364,455	209,008

	$1,854,468	$2,225,840

The amount of inventory recognized as an expense for the year ended December 31, 2013 totalled $8,968,409 (2012 – $1,434,569), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2012	$16,269,207	$3	$5,144	$16,274,354

Costs incurred during 2012:
Assays	49,685	-	-	49,685
Rights extension (Note 7(a)(iv))	250,100	-	-	250,100
Assessments and taxes	86,870	-	-	86,870
Drilling and exploration	2,124,503	-	-	2,124,503
Geological and related services	131,856	-	-	131,856
Sales of concentrate	(3,490,581)	-	-	(3,490,581)
Depreciation of plant and equipment	204,334	-	-	204,334
Effect of movements in exchange rates	(136,511)	-	-	(136,511)
Transfer to mining properties (Note 10)	(2,661,265)	-	-	(2,661,265)
Property option proceeds (Note 8(b))	-	-	(5,143)	(5,143)
Balance, December 31, 2012	$12,828,198	$3	$1	$12,828,202

Costs incurred during 2013:
Assessments and taxes	181,048	-	-	181,048
Drilling and exploration	524,433	-	-	524,433
Reclamation provision	1,500,000	-	-	1,500,000
Geological and related services	196,431	-	-	196,431
Depreciation of plant and equipment	240,021	-	-	240,021
Effect of movements in exchange rates	216,041	-	-	216,041

Balance, December 31, 2013	$15,686,172	$3	$1	$15,686,176

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)
Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i) Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo mine which achieved production levels intended by management as of October 1, 2012 and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties (see Note 10).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

(ii) Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii) Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv) Unification Las Platosa properties

The Unification Las Platosa properties are situated within the Avino mine area property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”) at the commencement of commercial production from the property. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)
British Columbia, Canada

The Company’s mineral claims in British Columbia encompass three properties: Aumax, Minto, and Olympic-Kelvin, each of which consist of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)
Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property (refer to Note 8(b)).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.
MINERAL PROPERTY OPTION AGREEMENTS

The Company has two option agreements on certain mineral properties included in exploration and evaluation assets. During the year ended December 31, 2013, a total of $69,500 was recognized as mineral property option income in respect of payments received under these two option agreements (2012 - $54,317).

(a)
On July 30, 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour"), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto property, consisting of approximately 91.7 hectares located in Durango State, Mexico. In order to exercise the option, Endeavour must pay a total of US$200,000 to the Company, and incur a total of US$3,000,000 in exploration work as follows:

		Cash		Exploration Expenditures

Upon signing July 30, 2012 (received)	US$	20,000	US$	–
On or before July 30, 2013 (received and incurred)		30,000		300,000
On or before July 30, 2014		40,000		500,000
On or before July 30, 2015		50,000		1,000,000
On or before July 30, 2016		60,000		1,200,000

	US$	200,000	US$	3,000,000

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

(b)
In January 2012, the Company entered into an option agreement with Avaron Mining Corp. (“Avaron”), a private Canadian company, whereby Avaron can earn the exclusive right and option to acquire a 100% title to and interest in the Company’s Eagle property located in the Yukon Territory.

In April 2013, the option agreement was assigned to Benz Capital Corp (“Benz”), a Canadian public company, pursuant to the terms of an option purchase and assignment agreement dated November 30, 2012. Pursuant to the agreement, Benz acquired all of Avaron’s interest in the option agreement between Avaron and Avino. As consideration for Avino’s consent to the agreement, Benz and Avaron issued to Avino 50,000 common shares with a fair value of $14,500 (Note 12) and 250,000 common shares with a fair value of $25,000 respectively. The terms of the agreement allow Benz to earn a 75% interest by making total cash payments of $350,000, issuing 550,000 common shares, incurring exploration costs of $100,000, and drilling 35,000 meters (or incurring exploration costs of up to $7,100,000) as follows:

	Cash	Exploration Expenditures	Number of Shares

On approval of the agreement by TSX (received)	$–	$–	50,000
On or before January 31, 2014 (incurred)	–	100,000	–
On or before January 31, 2015	100,000	625,000	–
On or before January 31, 2016	100,000	1,000,000	250,000
On or before January 31, 2017	50,000	2,000,000	250,000
On or before January 31, 2018	100,000	3,375,000	–

	$350,000	$7,100,000	550,000

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.
MINERAL PROPERTY OPTION AGREEMENTS (continued)

After the initial 75% interest is earned, Benz may elect to either form a Joint Venture with the Company, or to earn the remaining 25% interest by paying a series of annual advance royalties and completing other activities as defined in the option agreement.

Upon signing the original agreement with Avaron, the Company received a cash payment of $25,000 and 150,000 common shares of Avaron. Of the cash payment $5,143 was recorded as a reduction to the carrying value of the Eagle property, resulting in a carrying value of $1 for the Eagle property within exploration and evaluation assets. The remaining cash proceeds of $19,857 were recorded as option income along with the $15,000 fair value of the 150,000 common shares.

9.
NON-CONTROLLING INTEREST

At December 31, 2013, the Company had an effective 99.66% (2012 - 99.28%) interest in its subsidiary Avino Mexico and the remaining 0.34% (2012 - 0.72%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

10.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	TOTAL
	$	$	$	$	$	$	$
COST
Balance at January 1, 2012	-	14,180	32,459	1,193,217	1,712,014	328,769	3,280,639
Additions	2,661,265	7,125	57,576	547,663	368,755	-	3,642,384
Effect of movements in exchange rates	19,055	82	643	12,426	14,704	2,343	49,253
Balance at December 31, 2012	2,680,320	21,387	90,678	1,753,306	2,095,473	331,112	6,972,276
Additions	607,068	23,592	21,852	2,894,154	1,292,746	173,676	5,013,088
Effect of movements in exchange rates	145,640	1,162	4,927	95,268	113,860	17,991	378,848
Balance at December 31, 2013	3,433,028	46,141	117,457	4,742,728	3,502,079	522,779	12,364,212

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2012	-	5,912	14,424	146,648	73,030	16,656	256,670
Additions	93,518	2,149	9,042	235,149	42,529	20,093	402,480
Effect of movements in exchange rates	670	12	167	2,716	820	261	4,646
Balance at December 31, 2012	94,188	8,073	23,633	384,513	116,379	37,010	663,796
Additions	122,474	5,097	11,264	510,939	98,682	351,275	1,099,731
Effect of movements in exchange rates	5,117	439	1,284	20,893	6,324	2,011	36,068
Balance at December 31, 2013	221,779	13,609	36,181	916,345	221,385	390,296	1,799,595

NET BOOK VALUE
At December 31, 2013	3,211,249	32,532	81,276	3,826,383	3,280,694	132,483	10,564,617
At December 31, 2012	2,586,132	13,314	67,045	1,368,793	1,979,094	294,102	6,308,480

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

10.
PLANT, EQUIPMENT AND MINING PROPERTIES (continued)

The mining properties consist of the San Gonzalo mining concession which covers 12 hectares and is located approximately 2 km from the historic Avino mine site. The San Gonzalo mine achieved production levels intended by management as of October 1, 2012, and the Company began to record depletion at that time.

Mine machinery and transportation equipment includes $456,414 in construction in progress as at December 31, 2013 (December 31, 2012 - $Nil), on which no depreciation was charged in the year ended December 31, 2013.

11.	INVESTMENTS IN RELATED COMPANIES Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,
	Cost	Gains (Losses)	2013	2012

(a) Bralorne Gold Mines Ltd.	$205,848	$(148,521)	$57,327	$134,362
(b) Levon Resources Ltd.	4,236	32,476	36,712	60,010
(c) Oniva International Services Corp.	1	-	1	1

	$210,085	$(116,045)	$94,040	$194,373

During the year ended December 31, 2013, the Company recorded a $99,833 unrealized loss (2012 - $110,021 loss, 2011 - $212,966 loss) on investments in related companies, representing the change in fair value during the year.

(a)
Bralorne Gold Mines Ltd. (“Bralorne”)
The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $57,327 as at December 31, 2013 (2012 - $134,362). Bralorne is a public company with common directors.

(b)
Levon Resources Ltd. (“Levon”)
The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $36,712 as at December 31, 2013 (2012 - $60,010). Levon is a public company with common directors.

(c)
Oniva International Services Corp. (“Oniva”)
The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 20 for disclosure of the Company’s commitments with Oniva.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

12.	INVESTMENTS IN OTHER COMPANIES The Company classifies its investments in other companies as a long-term investment designated at fair value through profit and loss, summarized as follows:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,
	Cost	Gains (Losses)	2013	2012

(a) Avaron Mining Corp.	$40,000	$-	$40,000	$15,000
(b) Benz Capital Corp.	14,500	500	15,000	-

	$54,500	$500	$55,000	$15,000

(a)
Avaron Mining Corp. (“Avaron”)

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000 in accordance with the consent to assign the option agreement with Avaron described in Note 8(b).

(b)
Benz Capital Corp. (“Benz”)

In April 2013, the Company acquired 50,000 common shares of Benz Capital Corp. as part of the option agreement with Benz described in Note 8(b). The value assigned to the investment is based on the market price of Benz’s common shares on the date the agreement was entered into.

13.
RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2013 is a present value of $1,833,938 (December 31, 2012 - $323,140). The present value of the obligation was calculated using a risk-free interest rate of 7% (2012 – 7%) and an inflation rate of 4.25% (2012 – 4.0%). Reclamation activities are estimated to occur over a period of years beginning in 2019 to 2023. The undiscounted value of the obligation is $2,274,153 (2012 - $368,709).

A reconciliation of the changes in the reclamation provision is summarized as follows:

	December 31, 2013	December 31, 2012

Balance at beginning of year	$323,140	$292,000
Unwinding of discount	21,596	31,140
Change in estimates	(10,798)	-
Initial recognition of provision for Avino Mine	1,500,000	-
Balance at end of year	$1,833,938	$323,140

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

14.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)	Issued:

(i)	During the year ended December 31, 2013, the Company issued 361,418 common shares upon exercise of stock options.

(ii)
On February 22, 2012, the Company issued 135,189 common shares under a 20 year royalty agreement with Minerales de Avino S.A. de C.V. The market price of the common shares on February 22, 2012 was $1.85 per share.

(c)
Warrants:

During 2013 and 2012 there were no warrants issued or exercised. During the year ended December 31, 2013, 5,211,000 warrants expired unexercised. Details of share purchase warrants outstanding are as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, December 31, 2011	5,211,000	$2.05
Balance, December 31, 2012	5,211,000	$2.05
Balance, December 31, 2013	-	-

Details of share purchase warrants outstanding as of December 31, 2013 and 2012 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	December 31, 2013	December 31, 2012

November 10, 2013	$1.52	-	2,400,000
December 22, 2013	$2.50	-	2,811,000

(d)
Stock options:

The Company has a stock option plan to purchase the Company’s common shares under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers and employees (up to a limit of 5%) and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

14.	SHARE CAPITAL (continued)

(d)	Stock options (continued) Continuity of stock options for the years ended December 31, 2013 and 2012 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, December 31, 2011	2,622,000	$1.80
Granted	30,000	$2.00
Forfeited	(90,000)	$2.17
Expired	-	-
Exercised	(82,000)	$0.92

Stock options outstanding and exercisable, December 31, 2012	2,480,000	$1.81
Granted	650,000	$1.61
Forfeited	(55,000)	$1.71
Expired	(70,625)	$1.60
Exercised	(361,418)	$0.82

Stock options outstanding and exercisable, December 31, 2013	2,642,957	$1.16

As at December 31, 2013, the weighted average remaining contractual life of stock options outstanding was 2.77 years.

Details of stock options outstanding are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price	2013	2012	2011

January 16, 2013	$2.00	-	30,000	-
February 27, 2013	$1.65	-	10,000	10,000
February 27, 2013	$0.75	-	295,000	295,000
December 9, 2013	$2.00	-	20,000	20,000
September 22, 2014	$0.75	-	25,000	60,000
January 14, 2015	$0.81	60,000	60,000	60,000
September 10, 2015	$1.05	268,357	290,000	337,000
January 18, 2016	$1.02	924,600	960,000	1,010,000
September 30, 2016	$1.02	760,000	790,000	830,000
February 18, 2018	$1.60	230,000	-	-
Stember 9, 2018	$1.62	400,000	-	-
		2,642,957	2,480,000	2,622,000

14.	SHARE CAPITAL (continued)

(e)	Earnings per share: The calculations for earnings per share and diluted earnings per share are as follows:

	2013	2012	2011
Net income (loss) for the year	$848,212	$(1,263,178)	$(4,184,351)

Basic weighted average number of shares outstanding	27,405,179	27,072,053	26,795,632
Effect of dilutive share options	296,224	-	-
Diluted weighted average number of shares outstanding	27,701,403	27,072,053	26,795,632

	2013	2012	2011
Basic	$0.03	$(0.05)	$(0.16)
Diluted	$0.03	$(0.05)	$(0.16)

Basic and diluted loss per share are the same for the years ended December 31, 2012 and 2011 because the Company incurred a net loss in both years and the effects of options and warrants in those years were anti-dilutive.

15.
SHARE-BASED PAYMENTS

During the year ended December 31, 2013, the Company granted stock options to directors, officers, employees, directors, and consultants of the Company to purchase up to a total of 650,000 common shares at a weighted average exercise price of $1.61 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to September 9, 2014. The options are exercisable on or before September 9, 2018. The Company recorded $647,762 as share-based compensation for the options vested during the period.

During the year ended December 31, 2013, the Company re-priced 1,725,000 previously granted incentive stock options to directors, officers, employees, and consultants to a price of $1.02 per share. The incentive stock options had originally been granted at prices of $2.30 and $2.00 per share. The incremental fair value of the re-priced options of $260,600 was charged to share-based compensation.

During the year ended December 31, 2012, the Company granted stock options to consultants to purchase up to a total of 30,000 common shares at a weighted average exercise price of $2.00 per share pursuant to the Company’s stock option plan.

During the year ended December 31, 2011, the Company granted stock options to various directors, officers, employees, and consultants to purchase up to a total of 1,840,000 common shares at a weighted average exercise price of $2.16 per share pursuant to the Company’s stock option plan.

During the year ended December 31, 2013, the Company recorded total amount of share-based payment expense in the amount of $908,362 (2012 - $18,408, 2011 - $2,529,620).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

15.
SHARE-BASED PAYMENTS (continued)

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to directors, officers, employees, and consultants was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2013	2012	2011
Weighted average assumptions:
Risk-free interest rate	1.45%	1.06%	2.05%
Expected dividend yield	0%	0%	0%
Expected option life (years)	3.45	0.42	4.99
Expected stock price volatility	68.29%	50.89%	76.17%
Weighted average fair value at grant date	$0.55	$0.13	$1.38

16.
REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate that was produced at the San Gonzalo and Avino mines during the year ended December 31, 2013.

Cost of sales consists of changes in inventories, direct costs including personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees, and depreciation related to sales and other expenses for the period. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the period. Direct costs include the costs of extracting co-products.

	2013	2012	2011
Direct costs	$8,019,083	$1,246,309	-
Depreciation, depletion, and accretion	949,326	188,260	-
	$8,968,409	$1,434,569	-

17.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Salaries, benefits, and consulting fees	$779,571	$243,011	$362,173
Share‐based payments	420,450	-	2,009,400
	$1,200,021	$243,011	$2,371,573

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)
Amounts due to related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing, unsecured and due on demand. As at December 31, 2013 and 2012 the following amounts were due to related parties:

	December 31, 2013	December 31, 2012
Directors’ fees	$10,352	$24,469
Oniva International Services Corp.	135,458	147,845
Sampson Engineering Inc.	1,840	2,400
Andrew Kaplan	1,518	-
Jasman Yee & Associates, Inc.	5,040	-
Wear Wolfin Design	2,625	-
	$156,833	$174,714

(c)
Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) for its expenses and to pay Oniva a percentage fee as described in Note 20. The transactions with Oniva during the years are summarized below:

	2013	2012	2011
Salaries and benefits	$309,816	$179,555	$151,941
Office and miscellaneous	292,008	276,201	240,810

	$601,824	$455,756	$392,751

In the normal course of operations, the company transacts with companies related to Avino’s directors and officers. During the years ended December 31, 2013, 2012, and 2011, the company recorded consulting fees of $75,014 (2012 - $63,938; 2011 – $48,429) from a company controlled by a director, and financial consulting fees of $30,000 (2012 – $30,000; 2011 – $30,000) from a company related to a director.

18.
FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2014 and 2018 with interest rates ranging from 1.75% to 4.95% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. Plant and equipment includes a net carrying amount of $2,714,933 (2012 - $338,825) for this leased mining equipment.

	2013	2012
Not later than one year	$643,312	$156,478
Later than one year and not later than five years	1,146,189	78,863
Less: Future finance charges	(112,679)	(389)
Present value of minimum lease payments	1,676,822	234,952
Less: Current portion	(585,845)	(156,220)
Non-current portion	$1,090,977	$78,732

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

18.
FINANCE LEASE OBLIGATIONS (continued)

On December 20, 2012, the Company entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine. As of December 31, 2013, the Company had US$2,157,487 in available credit remaining under this facility.

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	2013	2012	2011
Net change in non-cash working capital items:
Interest receivable	$(4,970)	$52,573	$(49,501)
Sales taxes recoverable	(110,923)	79,282	4,868
Accounts receivable	(1,171,047)	622,251	-
Prepaid expenses	(587,682)	(40,020)	(55,775)
Inventory	371,372	(2,225,840)	-
Accounts payable and accrued liabilities	265,200	822,691	126,373
Income taxes payable	42,547	-	-
Amounts due to related parties	(17,881)	(29,049)	34,498
	$(1,213,384)	$(718,112)	$60,463

	2013	2012	2011
Interest paid	$28,433	$1,471	$-
Taxes paid	$-	$-	$-

20.
COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 17.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	December 31, 2013	December 31, 2012
Not later than one year	$254,017	$248,512
Later than one year and not later than five years	364,827	597,188
Later than five years	69,499	76,506
	$688,343	$922,206

Lease payments recognized as an expense during the year ended December 31, 2013 totalled $63,126 (2012 - $44,850; 2011 - $55,416.)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

21.
FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, interest receivable, sales taxes recoverable, accounts receivable, amounts due to related party, accounts payable and income taxes payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)
Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents, sales taxes recoverable, and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one counterparty and all of its stockpile sales are with one other counterparty. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company also has credit risk in respect of its sales taxes recoverable, which are due from the governments of Mexico and Canada. The balances are expected to be recoverable in full due to the Company’s previous collection history and the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2013, no amounts were held as collateral.

(b)
Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at December 31, 2013 in the amount of $ 3,839,595 (2012 - $4,035,985) in order to meet short-term business requirements. At December 31, 2013, the Company had current liabilities of $2,196,172 (2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30 to 90 days or are due on demand and are subject to normal trade terms. Current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment. Income taxes are payable within 12 months.

(c)	Market Risk Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

21.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued) Interest Rate Risk Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company’s finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	December 31, 2013		December 31, 2012
	MXN	USD	MXN	USD
Cash and cash equivalents	$6,166,837	$2,508,191	$3,586,471	$1,312,607
Sales taxes recoverable	3,599,484	-	2,180,706	-
Amounts receivable	1,897,963	1,197,766	3,096,083	210,076
Accounts payable and accrued liabilities	(10,149,263)	(408,427)	(2,775,290)	(408,437)
Finance lease obligations	-	(1,579,402)	-	(236,157)
Net exposure	1,515,021	1,718,128	6,087,970	878,089
Canadian dollar equivalent	$123,004	$1,827,401	$467,178	$873,611

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2013, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $220,137 (2012 - $134,078). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2013, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $383,094 (2012 - $227,572), and a 10% change in the market price of gold would have an impact on net earnings of approximately $125,612 (2012 - $45,776).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

21.	FINANCIAL INSTRUMENTS (continued)

(c)	Price Risk (continued)

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2013, a 10% change in market prices would have an impact on net earnings of approximately $14,904 (2012 - $20,937).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2013:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,839,595	-	-
Investments in related companies	94,040	-	-
Investments in other companies	55,000	-	-
	$3,988,635	-	-

22.
CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes finance lease obligations and the components of shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt, issue new shares or adjust the amount of cash and cash equivalents. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

23.
SEGMENTED INFORMATION

The Company’s revenues of $16,094,701 (2012 - $2,255,376) are all attributable to Mexico where sales are recorded from shipments of concentrate produced by the San Gonzalo mine and the historic Avino stockpiles. For the year ended December 31, 2013, the Company had one customer that accounted for 88% of revenue and another customer that accounted for 12% of revenue. For the year ended December 31, 2012, the Company’s revenue was earned from one customer.

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	2013	2012

Exploration and evaluation assets - Mexico	$15,686,172	$12,828,198
Exploration and evaluation assets - Canada	4	4

Total exploration and evaluation assets	$15,686,176	$12,828,202

	2013	2012

Plant, equipment, and mining properties - Mexico	$10,561,869	$6,305,045
Plant, equipment, and mining properties - Canada	2,748	3,435

Total plant, equipment, and mining properties	$10,564,617	$6,308,480

24.	INCOME TAXES

a)  Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2013	2012

Current income tax expense	$42,547	-
Deferred income tax expense	2,518,453	260,321

Total income tax expense	$2,561,000	$260,321

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense is as follows:

	2013	2012

Net earnings (loss) before tax	$3,409,212	$(1,002,857)
Combined statutory tax rate	25.75%	25.00%

Income tax expense (recovery) at the Canadian statutory rate	877,873	(250,714)

Reconciling items:
Effect of difference in Mexican tax rates	176,081	12,523
Non-tax deductible expenses	298,543	98,816
Change in enacted rates	71,526	68,807
Change in unrecognized benefit of tax losses	183,052	282,604
Special mining duties	1,163,717	-
Benefit (liability) of tax attributes recognized and other items	(209,792)	48,285

Income tax expense recognized in the year	$2,561,000	$260,321

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

24.	INCOME TAXES (continued)

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company's Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization and interest. In calculating the Special Mining Duty, there will be no deductions related to development-type costs but exploration and prospecting costs are deductible when incurred.

As a result of the law becoming enacted in the fourth quarter of 2013, the Company recognized a non-cash expense of $1,163,717 related to the deferred tax impact of the Special Mining Duty.

b)      Deferred income tax assets and liabilities

	2013	2012

Deferred income tax assets	$2,111,963	$2,269,260
Deferred income tax liabilities	(6,996,093)	(4,634,937)

	$(4,884,130)	$(2,365,677)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	2013	2012

Tax losses carried forward	$767,448	$2,269,260
Reclamation provision	694,038	-
Exploration and evaluation assets	(3,804,986)	(3,655,891)
Plant, Equipment and Mining Properties	(3,191,107)	(394,475)
Other deductible (taxable) temporary differences	650,477	(584,571)

Net deferred income tax liabilities	$(4,884,130)	$(2,365,677)

Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. The tax effects of unrecognized deductible temporary differences are summarized as follows:

	2013	2012

Tax losses carried forward	$7,795,353	$7,421,481
Property, plant and equipment	211,097	210,410
Investments	348,047	247,712
Resource pools	1,799,659	1,871,812
Other deductible temporary differences	1,523,271	1,574,332

Unrecognized deductible temporary differences	$11,677,427	$11,325,747

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

24.	INCOME TAXES (continued)

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian deferred income tax assets has not been recognized since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

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

The Company has capital losses of $1,472,210 carried forward and $7,795,353 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $2,558,159 (MXN$31,276,834 denominated in pesos) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2015	$568,450	$–
2020	–	719,396
2021	–	1,838,763
2025	799,044	–
2026	646,331	–
2027	643,498	–
2028	774,118	–
2029	727,183	–
2030	804,957	–
2031	1,268,691	–
2032	1,189,209	–
2033	373,872	–

	$7,795,353	$2,558,159

25.	SUBSEQUENT EVENTS

a)
In February 2014, the Company closed a brokered public offering through Noble International Investments, Inc. Total gross proceeds of US$5,000,000 were raised through the sale of 2,066,117 units at a price of US$2.42 per unit. Each unit consisted of one common share and one-half of a transferable share purchase warrant (the "Warrants"). Each whole Warrant is exercisable to acquire one additional common share at US$2.87 per share until February 25, 2017, provided that if the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than US$6.85 per share for a period of twenty consecutive trading days, then the Company may deliver a notice (the "notice") to the warrant holder notifying such holder that the warrants must be exercised within thirty days from the date of delivery of such notice, otherwise the warrants will expire on the thirty-first day after the date of delivery of the notice.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

25.	SUBSEQUENT EVENTS (continued)

b)
In February 2014, the Company closed an at-the-market (“ATM”) brokered public offering in the United States through Cantor Fitzgerald & Co. of New York. A total of US$5,741,668 in gross proceeds was raised through the sale of 2,540,709 common shares (the "shares").

c)	Subsequent to December 31, 2013, 130,600 shares were issued pursuant to options exercised for gross proceeds of $136,762.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: April 17, 2014	By:	/s/ David Wolfin
David Wolfin
Chief Executive Officer
(Principal Executive Officer)