Form 20-F/A
period 2013-12-31
AVINO SILVER & GOLD MINES LTD
filed 2015-01-13
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________

FORM 20-F/A
(Amendment No. 1)
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

Explanatory Note

Avino Silver & Gold Mines Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment”) to the Company’s annual report on Form 20-F for the year ended December 31, 2013 (“Form 20-F”), as filed with the Securities and Exchange Commission (“SEC”) on April 17, 2014 (“Original Filing Date”) to respond to certain comments raised by the staff of the SEC.  The Amendment is amending Items 3, 4, 5, 8, 17 and 18 of the Form 20-F as specified in the Amendment and should be read in conjunction with the Form 20-F.  This Amendment speaks as of the Original Filing Date, does not reflect events that may have occurred subsequent to the Original Filing Date, and does not modify or update any disclosure made in the Form 20-F unless otherwise amended in this Amendment.

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

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2013, 2012, 2011, and 2010 and as at December 31, 2013, 2012, 2011 and 2010. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’

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

The Company is currently focusing on further defining an effective plan to mine its San Gonzalo ore body. Although the Company is presently carrying on mining activities at the San Gonzalo mine, the Company will still be required to raise capital to further develop the San Gonzalo mine. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company’s per share book value.

We have only recently become profitable and no assurances can be given we will continue to be profitable in the future.

We began extracting and processing resources at levels intended by management at the San Gonzalo mine during the fourth quarter of 2012, and for the year ended December 31, 2013, we earned net income of CDN$848,212.  Prior to the 2013 fiscal year, we had not been profitable.  There is no assurance that our operations will continue to be profitable in the future.

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

We have no proven or probable reserves and our decision to commence extracting and processing resources at levels intended by management was not based on a study demonstrating economic recovery of any mineral reserves and is therefore inherently risky.

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

In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Since we commenced extracting and processing resources of mineralized material at levels intended by management of mineralized material at the San Gonzalo Mine without a feasibility study, there is inherent uncertainty as to whether the mineralized material can be economically produced or if so, for what period of time. The absence of proven or probable reserves makes it more likely that our properties may cease to be profitable and that the money we spend on exploration and development may never be recovered.

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine without preparing a pre-feasibility study or bankable feasibility study which may subject us to more risks.

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine without preparing a pre-feasibility study or bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks.  Our decision to begin extracting and processing resources at the San Gonzalo Mine was based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing.  Therefore our decision to begin extracting and processing resources at the San Gonzalo Mine was based on limited information which may or may not be representative of information regarding the mine had we otherwise prepared a more comprehensive study.  In addition, basing our decision to begin extracting and processing resources on limited information may make us susceptible to risks including:

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

The Company’s ability to generate revenue and profit is expected to occur through exploration of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining  activities by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining activities . The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to refining facilities, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

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

The Company’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives, the Company actively seeks to expand its mineral resources, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any silver and gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of extracting and processing resources may change. Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral resources to expand current mineral resources.

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

B.           Business Overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver and gold exploration, extraction and processing. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the “Avino Mine”). From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of smelter. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver and began acquiring silver properties in North America. The Company acquired the Eagle property in Canada’s Yukon Territory and the Aumax silver and gold property in British Columbia. Each property produced positive assays for silver through drilling and sampling however, in late April 2012, the Company relinquished its interest in the Aumax silver and gold property to focus on its property in Mexico. The Avino Mine in Mexico and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company’s principal focus for the foreseeable future.

Presently, the Company is an exploration-stage company pursuant to SEC Industry Guide 7 as it has not yet established mineral reserves.   On October 1, 2012, the Company declared that extracting and processing resources at levels intended by management had been achieved at the San Gonzalo mine. The decision was based on the following criteria:

•	All major capital expenditures to bring the San Gonzalo Mine into the condition necessary for it to be capable of operating in the manner intended by management had been completed;
•	The Company completed testing of the mine plant for a significant period time and tuned it to a level appropriate for efficient profitable operations;
•	The Company proved the ability to produce a saleable bulk concentrate – this was established by conducting the bulk sample program in 2010 and 2011;
•	The mine is operated by the Company’s own operating personnel with the exception of underground mine development for which it uses a mining contractor to achieve more efficiency;
•	The mill has reached the pre-determined percentage of design capacity which is 250 tpd for processing San Gonzalo ore;
•	Mineral recoveries are at and above expected extracting and processing levels; and
•	The Company has demonstrated the ability to sustain ongoing extracting and processing of mineralized material at steady level.

The above factors were considered in making the decision that extracting and processing resources at levels intended by management had been achieved as at October 1, 2012, and management is confident that its decision is appropriate and accurately reflects the stage the Company is in.

Avino’s remaining Mexican properties other than San Gonzalo and Canadian properties are all at the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of these properties, further geological work will need to be done, and based upon the results of that work a final evaluation will need to be made to conclude on economic and legal feasibility. The Company is currently focusing on extracting and processing resources at the San Gonzalo mine and exploration of the Avino property in Mexico, and its Canadian properties are not deemed to be material and are subject to care and maintenance for further development, if any.

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

Governmental Regulation

The current and anticipated future operations of the Company, including development activities and commencement of extracting and processing resources on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining activities will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Mineral exploration and mining in Mexico is covered under the Mining Law as first published in June 1992, and amended in April 2005. Mining activities in Mexico are administered by the Ministry of Economy. Environmental regulations are covered under “Ley General del Equilibrio Ecológio y la Protección al Ambiente” (General Law of Ecological Balance and Environmental Protection) and its regulations. Certain other environmental laws, including “Ley de Aguas Nacionales” (Law of National Waters) and “Ley Forestal” (Forestry Law) and their associated regulations may also cover certain operations. The kind of permits or authorizations required to conduct mining or mineral exploration operations in Mexico depend upon the type of operation. Common exploration activities do not require prior environmental authorization or licenses, but it is advisable to request a confirmation from the National Water Commission that planned operations will not affect the water table. It is also necessary to confirm that any planned operations will not be conducted in protected natural areas.

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

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration and mining activities may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

The enactment of new laws or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or costs of extracting and processing resources or reductions in levels of extracting and processing resources at producing properties or require abandonment or delays in the development of new mining properties.

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

In October 1973, Avino Mines and Resources Ltd. signed a new agreement with S.G.L. Ltd. and Sheridan Geophysics Ltd. Under the terms of the agreement, S.G.L. Ltd. was to provide up to $500,000 plus the management to erect a resource processing plant. The agreement provided for the return of the capital from first cash flow, plus a management fee and interest payment together with an option to convert a portion of the advanced funds to common shares. The agreement with S.G.L. Ltd. was terminated in mid-1976.

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

History

Avino Mine

The Avino deposit was originally discovered around 1555 by the Spanish conquistador, Don Francisco de Ibarra. In 1562, Francisco de Ibarra, was appointed governor of the newly formed province of Nueva Vizcaya, in the Viceroyalty of Nueva España (New Spain) and, in 1563, founded the town of Durango. Francisco de Ibarra led several expeditions in search of silver deposits in the region and is recognized as having established Minas de Avino, present day Avino Mine; San Martín, Durango; and Pánuco, Sinaloa. Mining activities at the Avino Mine are said to have commenced in 1562-1563 and have been in production until the early 1900s. Operations at the Avino Mine continued up to the onset of the War of Independence (1810) when operations were interrupted but continued through to the early 1900s.

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

In 1968, the current operators of the Avino property acquired an initial 49% interest in the property. Initial mining was by open-cut in the oxide material from 1976 until 1992 when the stripping ratio was becoming excessive and sulphide content increasing at which date the extraction was transferred to underground. This necessitated a mill change from the prior lead concentrate production to one of copper carrying silver and gold. In the 1990s a larger ball mill was installed, to increase throughput to 1,000 t/d.

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

In November 2001, delays in payments, low metals prices and the closure of the toll smelter led to the suspension of mine operations. During the 27 year period of extracting and processing resources starting in 1974, the Avino mine had produced about 497 tons of silver, three tons of gold, and 11,000 tons of copper. When mining activities stopped, level 12 of the mine had been reached.

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

During 2013 the extraction of resources came mainly from level 4. Development of level 5 was ongoing and by year end a sampling program totaling 440 metres had been completed. The ramp from level 5 to level 6 had been competed by the time of the report and drifting on the vein was underway; A comparison of vein and drift (mined) widths on level 5 are presented below:

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

Starting May of 2011 when the San Gonzalo material on stockpile was depleted following the bulk sample, the process plant was used to treat old stockpiles from historic mining of the Avino Mine. These were low grade stockpiles which were originally considered marginal or waste due to low metal prices. These stock piles were treated until underground development at San Gonzalo was sufficiently advanced to provide mill feed at a sustained rate of 250 tonnes per day.  On October 1, 2012, Avino made the transition to San Gonzalo mill feed and declared that resource extraction and processing had reached levels intended by management at San Gonzalo.

During the second quarter 2013 a second 250 tpd circuit (“circuit 2”) in the mill was commissioned and put into operation for the processing of remaining Avino Mine surface stockpiles.

Circuit #	Operating Throughput (TPD)	Sources of Mill Feed	Operating Status
1	250	San Gonzalo Mine (“SG”)	Now Online
2	250	Avino Mine Stockpiles, SG, Avino Mine*	Now Online
3	1,000	Avino Mine*	Expected in 2014

•
A 250 TPD circuit (“Circuit 2”) was commissioned in April 2013 and is being used to process remaining aboveground stockpiles at the Avino Mine. After the historic stockpiles have been depleted, this circuit will have the capacity to process mill feed from the San Gonzalo Mine or the Avino Mine once extraction and processing   activity commences.

•	Circuit 1 is expected to continue to process high-grade mill feed from the San Gonzalo Mine.
•	Circuit 3 is expected to begin processing mineralized material from the Avino Mine in 2014*.

*No feasibility or preliminary economic assessment has been carried out at the Avino Mine. The Company expects to achieve full extraction and processing of resources at levels intended by management without undertaking any further formal studies at this time.

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

The base case scenario used in the estimation assumes a silver price of $US20 which translates into a cut-off grade of 150 g/t silver equivalent at San Gonzalo. The current silver price analysis using US$24.50 per ounce establishes a cut-off grade of 120 g/t for silver equivalent. Since extracting and processing resources at levels intended by management began in October 2012, Avino has been using a cut-off grade of 120 g/t for silver equivalent.

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

San Gonzalo Mine – Resource Depletion

The mineral resource estimate at San Gonzalo does not factor in depletion from on-going mining activities. Including the bulk sample test as well as extracting and processing resources during 2012 and 2013, thus far Avino has extracted 84,662 mined tonnes and 28,786 tonnes of development material for a total of 113,448 tonnes as of December 31, 2013.

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

Oxide Tailings Resource

The mineral resource was estimated for the oxide tailings generated from prior historical mining activities, using ordinary kriging (OK) interpolation and uncapped grades. The assay values for this estimate are based on 28 drill holes, which were completed on the tailings by Avino Mexico in 1990, and include 407.75 m of drilling and 383 assays of both silver and gold. The entire resource is classified as an inferred mineral resource, based on the historical nature of the drilling (prior to the institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements). Verification samples collected by Tetra Tech confirmed the presence of silver and gold mineralization at grades similar to those obtained in the original tailings drilling campaign and confirmed that the Mine’s lab assays are not materially different from those of external labs.

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

The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net proceeds of US$1.83 million. If the entire extracting and processing resources were sold under the same contract terms, the net proceeds would have been US$2.26 million.

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

Resource Extraction and Processing

Total Tonnes to Mill	2,340,000
Annual Tonnes to Mill	500,000
Mine Life	5 years
Average Silver Grade (g/t)	91.30 g/t
Average Gold Grade (g/t)	0.54 g/t
Total Silver Processed (oz)	4,814,000
Total Gold Processed (oz)	31,000
Average Annual Silver Processed (oz)	1,028,860
Average Annual Gold Processed (oz)	6,580

Economics

	Base Case	Spot Price Case
Gold Value (US$)	$1,256	$1,622
Silver Value (US$)	$20.38	$28.36
IRR	54.4%	92%
Payback period	1.6 years	1.1 years
NPV (US$’000) 8% discount rate	$38,647	$74,186

A preliminary economic assessment should not be considered a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The above preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to apply economic considerations that would allow for categorization as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. This assessment is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable to them to be categorized as mineral reserves. At this time there is no certainty that the preliminary assessment and economics will be realized. Further, the preliminary economic assessment of the oxide tailings project is based on a pre-tax financial model. In addition, the preliminary economic assessment assumes a total cost of US$29.1 million, including contingency, is required for capital costs for the oxide tailings project.

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

Below is a chart of the amount mined, processed, concentrate produced, concentrate sold, and average realized pricing for each of the San Gonzalo Mine and the Avino stockpiles.

		2013			2012
		San Gonzalo	Avino Mine Stockpiles		San Gonzalo
Mined
	tonnes	49,978	N/A	*	27,991
	grade (g/t):
	Gold	1.339	N/A	*	1.036
	Silver	288.00	N/A	*	258.00
Processed
	tonnes	78,415	54,136		19,538
	grade (g/t):
	Gold	1.339	0.828		1.036
	Silver	288.00	85.00		258.00
Concentrate Produced
	tonnes	2,431.48	636.08		537.62
	grade (g/t):
	Gold	31.63	37.66		26.34
	Silver	7,704.00	4,687.00		7,440.00
Concentrate Sold
	tonnes	2,544.11	560.97		368.69
	grade (g/t):
	Gold	30.977	36.20		23.110
	Silver	6,950.01	4,469.20		6,118.22
Average realized pricing ($US)
	Gold	$1,373.23	$1,289.31		$1,679.65
	Silver	$23.09	$20.90		$31.54

*
Tonnes and grade mined does not apply to the Avino Mine Stockpiles as this material has been accumulated from historical mining activities and no new mining activity has been undertaken to obtain access to the material.

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

As per Federal regulations, under LGEEPA, both the SEMARNAT and PROFEPA ministries require Avino to present in its first semi-annual report for a General Plan to Remediate the Site dates, activities, techniques, costs that will guarantee restoration of affected areas, considering complete reforestation of impacted sites, removal of foundations and infrastructure that is no longer useful, roads that no longer have any use, remove all rubbish and properly dispose of, closing off adits that are no longer needed and restoration of the tailings facility when its operational life is finished. Avino will also need to present a reforestation program for the entire surface area affected during mining activities. This program will include caveats to safeguard flora and fauna.

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

The fiscal year ended December 31, 2012 saw Avino transition from exploration activities to extraction and processing of resources at levels intended by management in addition to exploration activities. On October 1, 2012, the Company declared extracting and processing resources at levels intended by management had been achieved at the San Gonzalo mine.

Results from the first 5 quarters of operations are reported in the table below:

	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	2013 Total
Total Mill Feed (dry tonnes)	19,354	19,351	19,988	19,723	19,539	78,415
Average Daily Throughput (tpd)	225	217	227	229	222	225
Days of Operation	86	89	88	86	88	349
Feed Grade Silver (g/t)	280	282	280	309	259	288
Feed Grade Gold (g/t)	1.49	1.366	1.218	1.29	1.04	1.34
Bulk Concentrate (dry tonnes)	617	610	636	568	538	2,431
Bulk Concentrate Grade Silver (kg/t)	7.44	7.46	7.28	8.72	7.44	7,704
Bulk Concentrate Grade Gold (g/t)	35	32.2	28.1	31.4	26.33	31.6
Recovery Silver (%)	85	83	83	81	79	83
Recovery Gold (%)	75	74	73	70	70	73
Mill Availability (%)	93.9	95.1	96.4	95.5	94.4	95.2
Total Silver Processed (kg)	4,588	4,548	4,634	4,960	4,000	18,732
Total Gold Processed (g)	21,575	19,604	17,849	17,875	14,161	76,904
Total Silver Processed (oz) calculated	147,516	146,215	149,004	159,582	128,607	602,233
Total Gold Processed (oz) calculated	693	630	574	574	455	2,473
Total Silver Equivalent Processed (oz)	192,604	187,184	180,567	191,107	151,372	751,462

During Q3 & Q4 2013, silver equivalent was calculated using a 65:1 ratio of silver to gold. Silver equivalent for Q2 2013 and for Q1 2013 was calculated using a 55:1 ratio of silver to gold. For Q4 2012, a 50:1 ratio of silver to gold was used in the calculation. (The ratio was changed to reflect more current silver and gold prices.) Mill processing figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add due to rounding.

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

*:
Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill processing figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

In Q4 2012 and Q1 2013, there was no output from the stockpiles. In April 2013, Avino commissioned a second 250 tpd circuit at the processing facility and began processing the remaining above ground Avino Mine stockpiles.

Results from the first 3 quarters of operations are presented below:

Avino Mine Stockpiles	Q4 2013	Q3 2013	Q2 2013	2013 Total
Total mill feed – (dry tonnes)	19,576	18,279	16,281	54,136
Days of Operation	86	87	78	251
Feed grade Silver - g/t	92	84.23	78.95	85
Feed grade Gold - g/t	0.94	0.773	0.779	0.83
Bulk concentrate – (dry tonnes)	226	210	200	636
Bulk Concentrate Grade Silver (kg/t)	5.13	4.803	4.062	4,687
Bulk Concentrate Grade Gold (g/t)	43.8	35.479	32.964	37.66
Recovery Silver (%)	64	65.5	63.3	74
Recovery Gold (%)	54	52.7	52.1	61
Mill availability (%)	93.3	89.24	90.07	90.9
Total Silver Processed (oz) calculated	37,244	32,436	26,162	95,482
Total Gold Processed (oz) calculated	318	239	212	770
Total Silver Eq. Processed (oz) calculated	57,929	48,010	37,839	143,778

During the Q3 & Q4 2013 silver equivalent was calculated using a 65:1 ratio for silver to gold. Silver equivalent for Q2 2013 was calculated using a 55:1 ratio for silver to gold. (The ratio was changed to reflect more current silver and gold prices.) Mill processing figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add due to rounding.

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

Twelve months ended December 31, 2013 compared with the twelve months ended December 31, 2012:

Revenues

Revenues for the year ended December 31, 2013 were $16,094,701. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles. Revenues for the comparable year were $2,255,376. Revenues for the comparable year were lower as there was only 2 months of processing material available for sale. Further, revenues for the current year reflect concentrate sales from the Avino stockpiles which commenced in April 2013, and there were no such sales in the comparable year. During the year ended December 31, 2013, the Company produced 3,067 tonnes and sold 3,120 tonnes of bulk silver/gold concentrate for a gross profit of $7,126,292. Metal prices for revenues recognized during the year, weighted by dollar of revenue recognized averaged US$22.59 per ounce of silver and US$1,342 per ounce of gold.

Prior to the achievement of extracting and processing resources at levels intended by management at San Gonzalo on October 1, 2012, the Company’s processing facility was used to process historic stockpiles remaining from the previous operation that had accumulated prior to 2002.

Operating and administrative expenses

Operating and administrative expenses were $4,247,431 for the year ended December 31, 2013 compared to $1,929,746 for the year ended December 31, 2012, an increase of $2,317,685. The increase is comprised of an increase of $643,268 and $214,273 in salaries and benefits and office and miscellaneous expenses respectively due to an increase in resource extraction and processing activities. The Company also recorded an increase in share-based payments of $889,954 as there were 650,000 options issued during the year. These increases were marginally offset by a decrease of $52,089 in investor relations expenses due to a decrease in marketing initiatives.

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

Revenues

On October 1, 2012, Avino achieved extracting and processing of resources at levels intended by management at the San Gonzalo mine.  During the fourth quarter the San Gonzalo mine produced 561 tonnes of bulk silver/gold concentrate recognizing revenues of $2,255,376 on the sale of 368 tonnes of concentrate bulk silver/gold with a cost of sales of $1,434,569 for a gross profit of $820,807. Metal prices for revenues recognized in that period, weighted by dollar of revenue recognized averaged US$31.54 per ounce of silver and US$1,680 per ounce of gold.

Prior to commencing extracting and processing of resources at levels intended by management at San Gonzalo on October 1, 2012, our plant was used to process historic stockpiles remaining from the previous Avino Mine operation that had been active from 1974 to 2001. In accordance with our accounting policies, the proceeds from concentrate sales for the first nine months of 2012 were recorded as a reduction of exploration and evaluation costs.  During the first nine months of 2012 this activity produced 633 tonnes of concentrate generating proceeds of $3,490,581.

Operating and administrative expenses

Operating and administrative expenses were $1,929,746 for the year ended December 31, 2012 as compared with of $4,042,647 for the year ended December 31, 2011, a decrease of $2,112,901.  The decrease was primarily due to a reduction in share-based payments to employees, directors, and consultants which decreased by $2,511,212 during the year. The decrease in share-based payments is due to more options being granted in the year ended December 31, 2011, than for the year ended December 31, 2012.  The decrease in share-based payments was partially offset by increases in office and miscellaneous expenses of $331,322 and increases in salaries and benefits expenses of $284,532.

Loss for the year

The loss for the year ended December 31, 2012 was $1,263,178 compared with a loss of $4,184,351 for the year ended December 31, 2011, a decrease in loss of $2,921,173. The significant differences include the recognition of mine operating income of $820,807 and a decrease in share-based payments of $2,511,212.

B.	Liquidity and Capital Resources

Our ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and on our ability to obtain the financing necessary to complete advancement and sustain profitable operations.

Management expects that ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet our objectives, including the re-opening of the Avino Mine. We continue to evaluate financing opportunities to advance our projects. Our ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver and gold and other factors outside of our control and there is no guarantee we will be able to secure any or all necessary financing in the future.

On December 20, 2012, we announced that we had entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine. As of April 17, 2014, we had US$752,828 in available credit remaining under this facility.

In February 2014, we closed a brokered public offering for our common shares for gross proceeds of US$5,000,000 and an at-the-market public offering of our common shares for gross proceeds of US$5,741,668. These funds will be used for advancing the Avino Mine and our mining activities in Mexico, as well as for general working capital requirements. In April 2014, we arranged for a letter of credit facility in the amount of $363,320 (€242,213) in order to purchase equipment necessary for refurbishing circuit 3 to be used for processing material from the Avino Mine.

Discussion and analysis relating to our liquidity as at December 31, 2013 and December 31, 2012 is as follows:

Statement of Financial Position	December 31, 2013	December 31, 2012
Cash and cash equivalents	$3,839,595	$4,035,985
Working Capital	5,950,740	5,363,372
Deficit	28,502,464	29,458,319

Cash and cash equivalents comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

At December 31, 2013, $3,162,822 of the $3,839,595 of cash and cash equivalents was held by our Mexican subsidiaries. If these funds were needed for our operations in Canada, we would be required to accrue and pay Canadian taxes (to the extent we no longer had Canadian tax loss carryforwards available) to repatriate these funds. However, our intent is to permanently reinvest these funds back into our Mexican subsidiaries and our current plans do not demonstrate a need to repatriate them to fund our Canadian operations.

Cash Flow	December 31, 2013	December 31, 2012
Cash generated (used) by operating activities	$3,983,352	$(1,459,727)
Cash generated (used) by financing activities	(38,346)	32,631
Cash generated (used) by investing activities	(4,128,467)	156,524
Increase (decrease) in cash and cash equivalents	(183,461)	(1,270,572)
Effect of exchange rate changes on cash and cash equivalents	(12,929)	24,093
Cash and cash equivalents, beginning of the year	4,035,985	5,282,464
Cash and cash equivalents, end of year	$3,839,595	$4,035,985

Operating Activities

Cash generated by operating activities for the year ended December 31, 2013 was $3,983,352 compared to cash used by operating activities of $1,459,727 for the year ended December 31, 2012. The increase in cash provided by operating activities is primarily due to the increase in mine operating income in connection with our achievement of extracting and processing resources at levels intended by management on October 1, 2012, from which point we recognized revenues and costs in our consolidated statement of operations and comprehensive income (loss).

Financing Activities

Cash used by financing activities was $38,346 compared to cash generated by financing activities of $32,631 in the comparable year, a decrease of $70,977. Cash used by financing activities relates to principal repayments on equipment acquired under capital lease. During the year ended December 31, 2013, we made principal repayments of $335,531, compared to repayments of $42,969 in the comparable year. Cash provided by financing activities relates to the issuance of common shares upon the exercising of stock options. During the year ended December 31, 2013, employees, consultants, and directors exercised more stock options than the previous year, generating cash flows of $297,185 (2012 – $75,600).

Investing Activities

Cash used by investing activities for the year ended December 31, 2013 was $4,128,467 compared to cash generated by investing activities of $156,524 for the year ended December 31, 2012. Cash used in investing activities during the year ended December 31, 2013 includes cash expenditures of $3,315,192 for the acquisition of equipment. Equipment purchases include new mining, milling and processing, and transportation equipment used at our San Gonzalo Mine and at our Avino Mine stockpiles. In addition, we acquired equipment to refurbish the 1,000 TPD circuit and to advance the dewatering and refurbishment of the Avino underground mine. Cash expenditures on equipment also include down payments on equipment acquired under capital lease. During the year ended December 31, 2013, we also sold some equipment not required for current operations for cash proceeds of $88,637.

We also incurred cash expenditures of $901,912 on exploration and evaluation activities relating to the Avino Mine. Additional details of additions to exploration and evaluation assets and equipment are summarized in notes 7 and 10 respectively to the audited consolidated financial statements for the year ended December 31, 2013.

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

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3D: Key Information – Risk Factors, and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future levels of extracting and processing resources; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future rates of extracting and processing resources; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

Item 8. Financial Information

A.	Consolidated Financial Statements and Other Financial Information

See ‘‘Item 18. Financial Statements’’ for our Annual Audited Consolidated Financial Statements, related notes and other financial information filed with this annual report on Form 20-F.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2013.

Part III

Item 17. Financial Statements

Not applicable.

Item 18.  Financial Statements

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: January 12, 2015	By:	/s/ David Wolfin
David Wolfin
Chief Executive Officer
(Principal Executive Officer)