Form 20-F
period 2014-12-31
AVINO SILVER & GOLD MINES LTD
filed 2015-05-11
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

There were 35,374,813 common shares, without par value, issued and outstanding as of December 31, 2014.

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

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the silver mining industry, expectations regarding silver prices, production (or, “extracting and processing resources”), cash costs and other operating results, growth prospects and outlook of the Company’s operations, individually or in the aggregate, including the commencement of extracting and processing resources at levels intended by management at certain of the Company’s projects, the Company’s liquidity and capital resources and capital expenditure, and the outcome and consequences of any potential or pending litigation or regulatory proceedings, contain forward-looking statements regarding the Company’s operations, economic performance and financial condition.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in silver prices and exchange rates, political changes in Mexico, competition for resource properties and infrastructure in the mineral exploration industry, the Company’s ability to obtain additional financing, and business and operational risk management and other factors as determined in “Item 3.D.: Key Information – Risk Factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

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

prefeasibility study andpreliminary feasibility study

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended December 31, 2014.

For the years ended December 31, 2014, 2013, 2012, 2011, and 2010 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our December 31, 2010 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the year ended December 31, 2009. We have adjusted our consolidated financial information at and for the year ended December 31, 2010, in accordance with IFRS 1, and therefore the financial information for the year ended December 31, 2010 set forth in this annual report on Form 20-F may differ from information previously published. We adopted IFRS with a transition date of January 1, 2010.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 and as at December 31, 2014, 2013, 2012, 2011 and 2010. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’

	Years Ended December 31,
	2014	2013	2012	2011	2010
Summary of Operations:
Revenue	$19,297,953	$16,094,701	$2,255,376	$-	$-
Cost of sales	11,393,404	8,968,409	1,434,569	-	-
Mine operating income	7,904,549	7,126,292	820,807	-	-
General and administrative expenses	4,143,516	4,247,431	1,929,746	4,042,647	1,110,643
Income (loss) before other items and income taxes	3,761,033	2,878,861	(1,108,939)	(4,042,647)	(1,110,643)
Net income (loss)	2,514,169	848,212	(1,263,178)	(4,184,351)	(790,840)
Earnings (Loss) per share
Basic	$0.08	$0.03	$(0.05)	$(0.16)	$(0.04)
Diluted	$0.08	$0.03	$(0.05)	$(0.16)	$(0.04)
Weighted average number of shares outstanding
Basic	32,333,224	27,405,179	27,072,053	26,795,632	21,059,008
Diluted	33,273,740	27,701,403	27,072,053	26,795,632	21,059,008

7

	2014	2013	2012	2011	2010
Balance Sheet Data:
Total assets	$61,416,147	$34,552,245	$26,191,608	$26,136,355	$26,578,517
Cash and cash equivalents	4,249,794	3,839,595	4,035,985	5,282,464	9,051,848
Total liabilities	16,365,756	10,005,217	4,244,230	3,202,096	2,662,727
Shareholders’ equity	45,050,391	24,547,028	21,947,378	22,934,259	23,915,790
Share capital	58,606,898	42,784,832	42,088,103	41,720,083	39,193,299
Shares issued	35,374,813	27,488,834	27,127,416	26,910,227	26,157,227

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Fiscal Year Ended	Average	Period End	High	Low

2010	1.0299	0.9946	1.0778	0.9946
2011	0.9891	1.0170	1.0630	0.9383
2012	0.9996	0.9958	1.0299	0.9600
2013	1.0301	1.0636	1.0704	0.9838
2014	1.1045	1.1601	1.1643	1.0614

The following table sets forth the high and low exchange rates for the past six months based on the noon buying rate. As of May 5, 2015, the exchange rate was CDN$1.204 for each US$1.

Month	High	Low
November 2014	1.1427	1.1236
December 2014	1.1643	1.1344
January 2015	1.2717	1.1728
February 2015	1.2635	1.2403
March 2015	1.2803	1.2440
April 2015	1.2612	1.1954

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

The Company is currently focusing on further defining effective plans to mine its San Gonzalo and Avino mineralized material and on exploring and evaluating the Bralorne mine project. Although the Company is presently carrying on mining activities at the San Gonzalo mine, the Company will still be required to raise capital to further advance the San Gonzalo and Avino mines and the Bralorne mine project. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company’s per share book value.

We have only recently become profitable and no assurances can be given we will continue to be profitable in the future.

We began extracting and processing resources at levels intended by management at the San Gonzalo mine during the fourth quarter of 2012. For the years ended December 31, 2014 and 2013, we earned net income of CDN$2,514,169 and CDN$848,212 respectively. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will continue to be profitable in the future.

As of December 31, 2014, our internal controls over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended December 31, 2014, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were ineffective due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; (iii) insufficient disaster recovery plans; and, (iv) limited staff resources resulting in the possibility that from time to time the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise. To remediate such weaknesses, we plan to implement the following changes: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; (iii) implement a disaster recovery plan; and, (iv) hire additional financial reporting personnel and engage external technical accounting and tax advisors and experts. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our common shares.

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

In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Since we commenced extracting and processing resources of mineralized material at levels intended by management at the San Gonzalo Mine without a feasibility study, there is inherent uncertainty as to whether the mineralized material can be economically produced or if so, for what period of time. The absence of proven or probable reserves makes it more likely that our properties may cease to be profitable and that the money we spend on exploration and evaluation may never be recovered.

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

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine without preparing a pre-feasibility study or bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks. Our decision to begin extracting and processing resources at the San Gonzalo Mine was based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing. Therefore our decision to begin extracting and processing resources at the San Gonzalo Mine was based on limited information which may or may not be representative of information regarding the mine had we otherwise prepared a more comprehensive study. In addition, basing our decision to begin extracting and processing resources on limited information may make us susceptible to risks including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to extracting and processing activities at levels intended by management from pilot plant scale;

•	the preliminary nature of mine plans and processing concepts and applying them to full scale extracting and processing activities at levels intended by management;

•	determining operating/capital cost estimates and possible variances associated with constructing, commissioning and operating the San Gonzalo facilities based on limited information;

•	that metallurgical flow sheets and recoveries are based on information at the time and may not be representative of results of the San Gonzalo Mine; and

•	that we may underestimate capital and operating costs without a comprehensive bankable feasibility study.

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

The Company’s ability to generate revenue and profit is expected to occur through exploration of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining activities by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining activities. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to refining facilities, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

Mining activities and exploration activities are subject to various federal, provincial and local laws and regulations.

Laws and regulations govern the development, mining, production, importing and exporting of minerals, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, toxic substances, and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new activity. Under certain circumstances, the Company may be required to suspend an activity once it is started until a particular problem is remedied or to undertake other remedial actions.

Operating hazards and risks.

Exploration, evaluation, extracting, and processing at a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	environmental hazards;

•	industrial accidents and explosions;

•	the encountering of unusual or unexpected geological formations;

•	ground fall and cave-ins;

•	flooding;

•	earthquakes; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed extracting and processing, increased extracting and processing costs, damage to, or destruction of, exploration and evaluation assets or extracting and processing facilities, personal injury or death, asset write downs, monetary losses and other liabilities. Liabilities that the Company incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which event the Company could incur significant costs that could adversely impact its business, operations or profitability.

Metals market prices are highly speculative and volatile.

The market price for metals is highly speculative and volatile. Instability and a potential decrease in metal prices such as silver will adversely affect our revenues, activities at our mining properties and the further exploration, evaluation, extracting, and processing activities at such properties.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and/or the Corruption of Foreign Public Officials Act and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”). and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA, the CFPOA, and/or other laws may result in severe criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

The validity of the title to our mining properties may be challenged.

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. We have used our reasonable commercial efforts to investigate title or claims to our various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. We operate in countries with developing mining or native laws, and changes in such laws could materially impact our rights to our various properties or interests therein.

Although we have obtained title opinions for our material properties, there is no guarantee that title to such properties will not be challenged or impugned. Our properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

In Mexico and British Columbia legal rights applicable to mining concessions or mineral claims, as applicable, are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions or mineral claims must accommodate and agree with surface land owners on compensation in respect of mining activities conducted on such land.

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

Uncertainty of exploration and evaluation programs.

The Company’s profitability is significantly affected by the costs and results of its exploration and evaluation programs. As mines have limited lives, the Company actively seeks to expand its mineral resources, primarily through exploration, evaluation and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any silver, gold, and/or copper exploration and evaluation program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of extracting and processing resources may change. Accordingly, the Company’s exploration and evaluation programs may not result in any new economically viable mining operations or yield new mineral resources to expand current mineral resources.

Licenses and permits.

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and evaluate its properties, commence construction or operation of mining facilities at properties under exploration and evaluation or to maintain continued mining activities that economically justify the cost.

Political or economic instability or unexpected regulatory change.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration and mining activities could be adversely effected by:

•	political instability and violence;

•	war and civil disturbances;

•	expropriation or nationalization;

•	changing fiscal regimes;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure;

•	changes in the regulatory environment governing exploration and evaluation assets; and

•	unenforceability of contractual rights,

any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our bank accounts mainly in Canadian and U.S. Dollars. Any appreciation in the currency of Mexico or other countries where we may carry out exploration and mining activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. Dollar against the Canadian Dollar will result in a loss on our financial statements to the extent we hold funds in U.S. Dollars.

Land reclamation requirements.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining activities) in order to minimize the long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration and mining activities we must allocate financial resources that might otherwise be spent on further exploration or acquisition programs.

Acquisitions the Company may undertake may change our business or expose us to risks.

The Company undertakes evaluations of opportunities to acquire additional silver and gold mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of silver or gold, the mineralized material proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Conflicts of interest.

Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in exploration and evaluation assets or carry on mining activities. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

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

We compete with other exploration and mining companies, many of which have greater financial resources than us or are further in their advancement, for the recruitment and retention of qualified employees and other personnel. Competition for exploration and mining resources at all levels is highly cyclical and can quickly become very intense, particularly affecting the availability of manpower, drill rigs and supplies. If we require and are unsuccessful in acquiring additional personnel or other exploration and mining resources, we will not be able to grow at the rate we desire or at all.

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

Volatility of share price.

In recent years, securities markets in general have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration and mining companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. Significant fluctuation in the Company’s common share price is likely to continue.

Difficulty for United States investors to effect services of process against the Company.

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company’s directors and officers are residents of Canada and many of the Company’s assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

The Company is a natural resource company, primarily engaged in the extracting and processing of gold, silver, and copper and the acquisition and exploration of natural resource properties. The Company’s principal business activities have been the exploration for and extracting and processing of gold, silver, and copper at a mineral property located in the State of Durango, Mexico. The Company also owns other exploration and evaluation assets in British Columbia and the Yukon Territory, Canada.

Significant Acquisition During the Fiscal Year

Acquisition of Bralorne Gold Mines Ltd.

In August 2014, Avino and Bralorne Gold Mines Ltd. (“Bralorne”) entered into a binding arrangement agreement, whereby Avino would acquire all of the outstanding common shares of Bralorne, which Avino did not already own, by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bralorne holds an undivided 100% interest in the Bralorne Mine project in British Columbia.

On July 8, 2014, Avino acquired a 33.33% interest in Bralorne from an unrelated party on the open market for cash consideration of $2,660,000 in connection with its intention to acquire all of the outstanding common shares of Bralorne. With the acceptance of the TSX-V, Avino also made a $1,250,000 loan to Bralorne (in three tranches) to provide immediate working capital. The loan carried interest at 12% per annum, and the principal amount and accrued interest were secured by a general security agreement against all of the assets of Bralorne. On October 20, 2014, under the plan of arrangement, Bralorne shareholders received 2,636,845 common shares of Avino, resulting in Bralorne becoming a wholly-owned subsidiary of Avino. Fractional shares of Avino were rounded down to the nearest lower whole share. All unexercised outstanding stock options of Bralorne were cancelled, and Bralorne’s common shares were delisted from the TSX Venture Exchange and the OTCQX.

The Company has no other significant acquisitions or dispositions of property, except as disclosed in this Annual Report.

B. Business Overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver, gold, and copper exploration, extraction and processing. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the “Avino Mine”). From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of smelter. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver and began acquiring silver properties in North America. The Company acquired the Eagle property in Canada’s Yukon Territory and the Aumax silver and gold property in British Columbia. Each property produced positive assays for silver through drilling and sampling however, in late April 2012, the Company relinquished its interest in the Aumax silver and gold property to focus on its property in Mexico. The Avino Mine in Mexico and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company’s principal focus for the foreseeable future.

Presently, the Company is an exploration-stage company pursuant to SEC Industry Guide 7 as it has not yet established mineral reserves. On October 1, 2012, the Company declared that extracting and processing resources at levels intended by management had been achieved at the San Gonzalo mine. The decision was based on the following criteria:

•	All major capital expenditures to bring the San Gonzalo Mine into the condition necessary for it to be capable of operating in the manner intended by management had been completed;

•	The Company completed testing of the mine plant for a significant period time and tuned it to a level appropriate for efficient profitable operations;

•	The Company proved the ability to produce a saleable bulk concentrate – this was established by conducting the bulk sample program in 2010 and 2011;

•	The mine is operated by the Company’s own operating personnel with the exception of underground mine advancement for which it uses a mining contractor to achieve more efficiency;

•	The mill has reached the pre-determined percentage of design capacity which is 250 tpd for processing San Gonzalo mineralized material;

•	Mineral recoveries are at and above expected extracting and processing levels; and

•	The Company has demonstrated the ability to sustain ongoing extraction and processing of mineralized material at a steady level.

The above factors were considered in making the decision that extracting and processing resources at levels intended by management had been achieved as at October 1, 2012, and management is confident that its decision is appropriate and accurately reflects the stage the Company is in.

Avino’s remaining Mexican properties other than San Gonzalo and Canadian properties are all at the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of these properties, further geological work will need to be done, and based upon the results of that work a final evaluation will need to be made to conclude on economic and legal feasibility. The Company is currently focusing on extracting and processing resources at the San Gonzalo mine and exploration of the Avino property in Mexico and on exploring its Bralorne mine project in British Columbia, Canada, and its other Canadian properties are not deemed to be material and are subject to care and maintenance for further exploration and evaluation, if any.

Competition

The mining industry in which the Company is engaged is highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold, silver and other base metal properties. In general, properties with a higher grade of recoverable minerals and/or which are more readily mined afford the owners a competitive advantage in that the cost of production of the final mineral product is lower.

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

Governmental Regulation

The current and anticipated future operations of the Company, including exploration and evaluation activities and extracting and processing resources on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining activities will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company believes it has obtained all necessary permits and authorizations required for its current exploration and mining activities. The Company has had no material costs related to compliance and/or permits in recent years, and anticipates incurring necessary expenditures to maintain compliance in the future. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

The enactment of new laws or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or costs of extracting and processing resources or reductions in levels of extracting and processing resources at its mining properties or require abandonment or delays in the exploration and evaluation of new mining properties.

Governmental Regulation - Mexico

Mineral exploration and mining in Mexico is covered under the Mining Law as first published in June 1992, and most recently amended in August 2014. Mining activities in Mexico are administered by the Ministry of Economy. Environmental regulations are covered under “Ley General del Equilibrio Ecológio y la Protección al Ambiente” (General Law of Ecological Balance and Environmental Protection) and its regulations. Certain other environmental laws, including “Ley de Aguas Nacionales” (Law of National Waters) and “Ley Forestal” (Forestry Law) and their associated regulations may also cover certain operations. The kind of permits or authorizations required to conduct mining or mineral exploration operations in Mexico depend upon the type of operation. Common exploration activities do not require prior environmental authorization or licenses, but it is advisable to request a confirmation from the National Water Commission that planned operations will not affect the water table. It is also necessary to confirm that any planned operations will not be conducted in protected natural areas.

Governmental Regulation - British Columbia

No mining is allowed until a person has been granted a mining permit under the Mining Act (British Columbia). At the time of application for a mining permit, the project will be subject to Provincial environmental review by the Mine Development Review Committee (led by the Ministry of Forest, Lands and Natural Resources) pursuant to applicable legislation, including the Environmental Assessment Act, Environment & Land Use Act, Environmental Management Act, Forest Act, Water Act, and Fisheries Act (Canada). If the proposed mining project is a major one (exceeding 250 tonnes per day), then it will also be subject to a separate Federal review under the Environmental Assessment Act (Canada) and Environmental Protection Act (Canada). The Bralorne Mine has already been granted a mining permit under the Mines Act for its current mining activities.

Mining activities in British Columbia are subject to the Mines Act and the Health, Safety and Reclamation Code (the “Code”), which are administered by the Minister of Energy and Mines, and in particular its Mines and Minerals Resource Division, as well as the Chief Inspector of Mines. Mining permits are issued upon meeting certain conditions, including the provision of a reclamation bond, and mining activities are regularly inspected for compliance with the Code.

C. Organizational Structure

The Company’s Mexican subsidiaries are the wholly owned subsidiary Oniva Silver and Gold Mines S.A. de C.V., referred to as “Oniva”, Promotora, in which the Company has direct ownership of 79.09%, and Avino Mexico in which the Company has a 98.39% direct ownership and an additional 1.27% indirect ownership held through Promotora. The Company’s total effective ownership interest in Avino Mexico is 99.66%. All of these subsidiaries are incorporated under the laws of Mexico. The Company also owns 100% of Bralorne Gold Mines Ltd., incorporated in British Columbia, Canada.

D. Property, Plants and Equipment

The Company is extracting resources and processing a bulk concentrate at the San Gonzalo Mine and a copper concentrate from the Avino Mine, both of which are located on the Avino property in Durango, Mexico. The Company is also exploring options to re-process a large tailings resource left from past mining on the Avino property. In addition, the Company is exploring four silver and gold projects in Canada. All of the Company’s mineral property interests in Canada are wholly-owned by the Company. In Mexico, the Company has a 99.66% interest in Avino Mexico, a Mexican company which is involved in the mining of commercial resources and resource exploration and evaluation, including the operation of the Avino Mine. The Company owns and manages its Canadian properties. Exploration in Canada is focused on the Bralorne Mine project in southwest British Columbia which was acquired by the Company in 2014. The Bralorne Mine project is considered in the advanced exploration phase and extracting and processing resources at trial levels has taken place since 2010. In addition to the Bralorne Mine project, Avino has in recent years conducted limited prospecting, trenching and drill programs on the Eagle, Olympic-Kelvin, and Minto properties.

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

Owners of mining concessions are obliged to:

•	Execute work under the terms and conditions established in the mining law;
•	Pay fees to the Secretaria de Economia on a semi-annual basis;
•	Locate on the ground a starting point (mojonera) for the location of the concession, and maintain the mojonera in good condition;
•	Begin work on the concession within 90 days of receiving the mining title;
•	File annual reports describing the work completed and the amount spent doing the reported work*;
•	The Direccion General de Minas (“DGM”) has the right to audit the receipts and verify that reported work was completed in the field; and
•	Failure to comply with the obligations or to assist the DGM with an audit will result in cancellation of the mining concession.

Mineral Concessions – Avino Property

ConcessionName	Concession No.	Claim Type	Location	Hectares (ha)	Date Acquired	Expiration Date	Cost (US$/ha)	Payment (US$)
Agrupamiento San Jose (Purisma Chica)	155597	Lode	Pánuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento (San Jose)	164985	Lode	Pánuco	8	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Lode	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Lode	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Lode	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Lode	Pánuco	12	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Lode	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Lode	Pánuco	6.01	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Lode	Pánuco	5.85	19/12/1991	18/12/2041	124.74	729.67
Avino Grande Ix	216005	Lode	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Lode	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Lode	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Lode	Pánuco	9	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Lode	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Lode	Pánuco	14	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Lode	Pánuco	9	28/06/1996	27/06/2046	124.74	1,122.66
Los Angeles	154410	Lode	Pánuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Lode	Pánuco	58	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Lode	Pánuco	12	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Lode	Pánuco	30	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Lode	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Lode	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total hectares				1,005.106

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

Based on a review of documents, issued title certificates and the unhindered residence on the Property, Tetra Tech has verified that Avino owns the concessions through its Mexican subsidiary company, Avino Mexico, and that there is no indication of any encumbrances at the site. Furthermore, the legal document prepared by Jesús Bermúdez Fernández, dated February 18, 2012, delineating the terms of the agreement on the La Platosa concession has been sourced for information.

History

Avino Mine*

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

During the underground mining period starting in 1992, Trackless mining was adopted, with all underground advancement headings sized at 4m x 4m. Mine access from surface was by a spiral ramp from a portal on the south side of the hill and there is a secondary ramp– Rampo El Trompo – to the north side, close to the maintenance shop.

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

In November 2001, delays in payments, low metals prices and the closure of the toll smelter led to the suspension of mine operations. During the 27 year period of extracting and processing resources starting in 1974, output from the Avino mine totalled approximately 497 tons of silver, three tons of gold, and 11,000 tons of copper. When mining activities stopped, level 12 of the mine had been reached.

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

The original underground workings extend over an area approximately 150 m along strike and 136 m in depth. In 2007-08 Avino conducted a 42-hole, 9,204 meter drill program to explore the San Gonzalo deposit. Drilling produced encouraging results which were input into a resource calculation in 2009.

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

The San Gonzalo mining activities began in January 2010. DMG the mining contractor was contracted to provide this service. Their original scope of work was to drive the main haulage decline to level 2 and to intersect the vein; drift and sample to the east and the west on the vein, and to determine the extent of the mineralized zones and to extract the 10,000 tonne bulk sample for testing as per the recommendations of the Orequest Mineral Resource Estimate Report. A smaller decline to level 1 was also commissioned and its purpose was for ventilation and an escape route once the two levels were connected by raises from level 2 to level 1. This scope of work was extended with the successful completion of the bulk sample program and mining continued with the aim of developing San Gonzalo to a state whereby it could provide mill feed at the rate of 250 tonnes per day on a sustained basis.

Processing of San Gonzalo material began in late November 2010 in the newly refurbished 250 tonne per day bulk flotation circuit. Testing with extracted material was performed initially to ensure the circuit was operating satisfactorily before the bulk sample test with material from the stopes began in January of 2011. The bulk sample test continued until early April 2011 when the limit of 10,000 tonnes was achieved for the independent verification. Processing of the remaining San Gonzalo material on stockpile continued until the middle of May. During this period of November 2010 to May 2011, the plant processed a total of 19,850 tonnes leaving approximately 14,798 tonnes remaining on stockpile in inventory by calculation.

The majority of the concentrate processed during the bulk sample test was sold and the assays from the concentrate sale were used to reconcile the mill balance as reported following the verification of the bulk sampling results. All the remaining concentrate processed from the extracted material was shipped and sold early in 2012.

Following the completion of the bulk sample which was comprised of material from levels 1 and 2, mine advancement at San Gonzalo has been ongoing. In 2012, the remaining material from the stopes on level 2 was mined and brought to the surface. During 2012, level 3 was the main focus of mining activities with two stopes having been developed and partially extracted by the end of the year. By the end of July, a decline from level 3 to level 4 had been completed and work on the ramp to level 5 had commenced. By year-end, level 5 had been reached and stope advancement on level 4 was underway. Underground advancement for 2012 totaled 2,558 meters consisting of ramp advancement, cross cuts, drifts and raises.

During 2013 the extraction of resources came mainly from level 4. Advancement of level 5 was ongoing and by year end a sampling program totaling 440 meters had been completed. The ramp from level 5 to level 6 had been completed by April 2014.

During 2014, mine exploration and advancement included the discovery of significant additional mineralization along strike to the southeast while drifting on level 5. These areas had not previously been considered for mining. At the time of this report, the extension of this new mineralized zone was being explored on levels 2 through 6. Previous exploration did not encounter this area as the vein had pinched out and an offset of the vein was not considered at that time. During 2014, extraction of resources came primarily from levels 5 and 6 as well as from mined material from the new zone on level 3. Advancement work on level 6 continued throughout the fourth quarter, and by year end the main haulage ramp had progressed past the level 7 elevation of 2,043 meters above sea level towards level 8.

Access to the underground at San Gonzalo is via a 4m by 4m decline developed at -12%. The decline is developed at about 20m to 25m from the mineralized material. San Gonzalo is using shrinkage mining for the narrower mineralized material, ~1.4m in width and cut and fill mining for mineralized material wider than 2m.

The San Gonzalo Mine was subject to a mineral resource estimate which was published in July 2013; please see the section below on Mineral Resource Estimates for more details.

Avino Mine

In February 2012, a new long-term royalty agreement was signed to grant Avino mining rights to the main Avino vein. At the time of signing this agreement, Avino planned to refurbish the existing 1,000 TPD circuit to process the material from the main Avino vein.

To resume underground advancement at the Avino Mine, the existing underground workings had to be de-watered; the dewatering process was completed in May 2014. The process lasted for a total of 482 days, and successfully removed 1,013,069 cubic meters of acidic water which was then treated for the removal of base metals using lime. The treated water, which met agricultural standards for discharge, was used for mill processes and the excess was gravity fed to the Company-built La Caricol dam; sludge from the water treatment plant was disposed of in the tailings storage facility.

Following dewatering and rehabilitation of the haulage ramp, underground mining activities re-commenced at the Avino Mine. Full scale mining began at level 11.5 with drifts heading east and west along the vein during the third quarter of 2014.

Initially, new material from underground at Avino was processed on a limited scale using the existing 250 TPD Mill Circuit 2. By year end, rehabilitation of the 1,000 TPD Mill Circuit 3 had been completed and sufficient material had been stockpiled; on January 1, 2015, the Company commenced testing of mining and milling methods at levels anticipated for full-scale activities.

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

The existing tailings storage facility is presently being used in connection with the operation of Mill Circuits 1, 2, and 3. In 2015, the Company expects to finalize plans to build a new tailings storage facility which represents the first phase of the plan outlined in the Tetra Tech technical report and is also necessary for continued extraction and processing activities at the Avino and San Gonzalo Mines. For this project, Avino has allocated approximately $2 million for capital expenditures in its 2015 budget.

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

Project Infrastructure

The Avino Mine is connected to the local power grid with a line capacity quoted at 4 MW when the mine last operated in 2001. With the shutdown, much of this excess power was diverted to the surrounding towns in the district. The present power line provides only 1,000 kW of power with 500 kW servicing the mill, 400 kW for San Gonzalo and the balance for the well at Galeana, the employee accommodation facility and water reclamation from the tailings dam. The San Gonzalo power line was built in 2009 to replace the contractor’s diesel generator used during mine advancement.

Discussions with CFE, the federal electricity commission in Mexico, on a new 34.5kV power line were completed in 2014 along with a study covering the proposed locations of towers and power poles. Additionally, in October 2014, CFE informed the Company that it had completed internal upgrades to several transformers that would enable CFE to provide Avino with sufficient grid power to operate all three mill circuits and both underground locations in the interim period prior to completion of the new power line. As a result, Avino has not required power from the diesel generator that had previously been in use at Mill Circuit 2, but as of the date of this report the Avino Mine underground location was still using diesel-generated power. Plans to link the Avino Mine underground location to the property’s internal energy grid are underway.

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

Processing Plant

In September 2006, the Company conducted a review of the plant, including the condition of all equipment, capacity of each circuit, and efficiency of the plant. The review was an order of magnitude cost estimate for putting the plant back into operation at the rate of 1,000 tpd, which was approximately $3 million. In the property valuation, the mill was estimated at roughly $40 million.

The Company’s processing plant was built in the 1970’s and was refurbished to accommodate increased capacity in 1993. Most of the infrastructure was in place for two 250 tpd circuits and one 1,000 tpd circuit. At the time of shutdown in 2001 due to low commodity prices and the closure of a smelter, the mill was operating at an average rate of 1,130 tpd.

In order to perform the bulk sample program at San Gonzalo, major infrastructure spending and mill repairs were required. Most of these expenditures took place in 2008 and 2009 with additional spending required more recently as further needs arise to meet the demands of mining activities.

Beginning in May 2011, when the San Gonzalo stockpiled material was depleted following the bulk sample, the process plant was used to treat old stockpiles from historic extraction at the Avino Mine. These were lower-grade stockpiles which were originally considered marginal or waste due to prevailing metal prices at the time. These stockpiles were processed until underground advancement at San Gonzalo was sufficient to provide mill feed at a sustained rate of 250 tonnes per day. On October 1, 2012, Avino made the transition to San Gonzalo mill feed and declared that resource extraction and processing had reached levels intended by management at San Gonzalo.

During the second quarter of 2013, a second 250 tpd circuit (“Mill Circuit 2”) in the mill was commissioned and put into operation for the processing of remaining Avino Mine surface stockpiles. In September 2014, Mill Circuit 2 began processing new underground material from the Avino Mine during the mine’s commissioning phase. On January 1, 2015, Mill Circuit 2 transitioned to processing feed material from the San Gonzalo Mine stockpile which is expected to be processed until extinguished in the second quarter of 2015, at which time the Company plans to process historic Avino stockpiles followed by newly extracted Avino Mine underground material. The Company plans to operate Mill Circuit 2 at full capacity for the foreseeable future.

In November 2014, Avino completed its Mill Circuit 3 expansion in preparation for the re-opening of the main Avino Mine. The refurbished circuit was initially commissioned using historic above ground Avino Mine stockpiles during the November and December of 2014. Mill Circuit 3 began processing new mill feed from underground at the Avino Mine beginning on January 1, 2015.

Circuit #	Operating Throughput (TPD)	Sources of Mill Feed	Operating Status
1	250	San Gonzalo Mine (“SG”)	Now Online
2	250	Avino Mine Stockpiles, SG, Avino Mine*	Now Online
3	1,000	Avino Mine*	Now Online

•	Circuit 1 is expected to continue to process high-grade mill feed from the San Gonzalo Mine
•

Circuit 2 is expected to continue to process San Gonzalo Mine Stockpiles as well as historic above ground stockpiles from the Avino Mine to ensure that the processing plant is running at full capacity.

•	Circuit 3 is expected to continue to process mineralized material from the Avino Mine.

*No feasibility study or preliminary economic assessment has been carried out at the Avino Mine. The Company expects to achieve extraction and processing of resources at levels intended by management without undertaking any further formal studies at this time.

•	A list of the major items purchased, installed and repaired for Mill Circuit 1 in 2010 were as follows:

•

To provide an operating 250tpd milling circuit, as much of the existing process equipment was used. The crushing plant was reconfigured for two stages of crushing rather than three by installing a smaller jaw crusher, repairing the short head cone crusher and the vibrating screen. The 8x6 ball mill was inspected and the necessary mechanical repairs were made to make the mill operational. Two smaller banks of flotation cells were fabricated and installed. In the dewatering section, the existing 20ft thickener was cleaned and the sidewalls and base were reinforced with new steel plates. New filter sectors for the existing filter and a new vacuum pump were purchased and installed. The entire mill was rewired to meet the electrical code.

•	Infrastructure expenditures :

1. Pumps, electrical starters, cable, transformers, and repairs to the existing pipelines to ensure sufficient water supply from Galeana, La Caricol Dam and the Tailings Reclaim

2. Cleaning and reactivating the two existing water storage tanks and installing a new 2” pipeline to supply water to San Gonzalo

3.  Assay Laboratory equipment including a new Varian AA machine

4. Two diamond drill core storage sheds

5. Reactivating and calibrating the existing truck scale

6. Miners quarters and related services for approximately 50 miners

7. Mine office and maintenance shop

8. Fuel storage tank and containment (San Gonzalo)

9. Reactivating two secured explosives storage facilities and the guard house

10. Phone and telecommunication systems

11. New 400kW power line from the vicinity of the process plant to San Gonzalo

12. Road upgrades over approximately 1.7 km from San Gonzalo to the process plant.

13. Four mine dewatering pumps

14. Water treatment plant

15. Lime storage and feeding system for water treatment plant

16. 700kW CAT generator for Mill Circuit 2

17. Two diesel fuel storage tanks for Mill Circuit 2 generator

18. Ring and puck lab pulveriser

19. Fire assay furnace and micro gold balance

20. 4 ¼ short head cone crusher

21. Ingersoll Rand air compressor for flotation cells

•	Major surface and underground equipment purchases included:

1. 924-H Caterpillar front end loader

2. DR-6 Caterpillar dozer

3. 13 light service passenger vehicles

4. 300kW diesel power generator

5. 150hp Air compressor

6. 5 yard Remag scoop

7. 3 yard Caterpillar scoop

8. LY-44 surface drill and ONRAM 1000/3 underground diamond drill

9. Caterpillar 320D combination backhoe and rock breaker

10. Oldenburg single boom jumbo (from Caterpillar)

11. RG 1600 scoop tram

12. Energy efficient air compressor

13. Two mine dewatering pumps

14. CAT mini loader for loading concentrate

15. Shotcrete machine

Since achieving extracting and processing resources at levels intended by management at San Gonzalo in Q4 2012, the Company has added the following equipment to the mine:

1. Two 2yd Toro scoop trams

2. Two MTI scoop trams

3. Two Tsurumi dewatering pumps

4. One Flygt dewatering pump

5. Two Grindex Matador dewatering pumps

6. Four ventilation fans of various sizes

In addition to the mining equipment, there were upgrades to the infrastructure including the addition of a mobile office trailer, and expansion of the mechanical shop through the addition of an extra bay to service and rebuild the scoop trams.

For the reopening of the Avino Mine in 2014, once the dewatering and water treatment activities were completed, the Company purchased an Oldenburg single boom jumbo, an Ingersoll Rand variable speed air compressor and two Caterpillar RG 1600 scoop trams.

In the plant, the crushing circuit was expanded by building a new coarse ore bin complete with grizzly, as well as rebuilding the Pioneer jaw crusher and the secondary five and half foot Symons cone crusher. A self-cleaning magnet and metal detector for the removal of tramp iron was purchased together with a scalping screen to be installed ahead of the secondary cone crusher. Feed and takeaway conveyors were included as part of the expansion program for the crushing circuit in order to crush at the design rate of 1,500 tonnes per day with two 8-hour operating shifts. Additionally in the mill, the 1,000 tpd circuit was upgraded by installing a clutch for the ball mill, rebuilding the 16 OK flotation cells, buying a new pressure filter for the flotation concentrate and a new mechanism for the 40ft thickener. A new air blower was also purchased to service all the flotation cells.

The surface and infrastructure items for the 2014 Avino Mine expansion included:

1. Design and permitting requirements for the new power line upgrade from Guadalupe Victoria to the mine site

2. Design and permitting requirements for the new tailings storage facility

3. New miners quarters

4. Mobile office trailer at the portal

5. Five additional light service vehicles

6. Expansion of the concentrate storage pad

Costs Incurred to Date

The table below for the years ended December 31, 2010 to December 31, 2014 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements for the periods ending on such dates. The financial data presented for the 2006 to 2009 fiscal years was prepared in accordance with U.S. GAAP and is not comparable to information prepared in accordance with IFRS.

	Exploration and Evaluation Expenditures	Capital Expenditures	Operating and Administrative Expenses*	Total
2006	72,208	18,331	4,014,734	4,105,273
2007	2,292,156	777,586	868,527	3,938,269
2008	1,764,719	93,492	1,575,913	3,434,124
2009	320,100	281,461	669,178	1,270,739
2010	1,839,096	324,360	1,110,643	3,274,099
2011	4,590,331	1,483,453	4,042,647	10,116,431
2012	2,387,771	946,286	1,929,746	5,263,803
2013	2,857,974	4,256,137	4,247,431	11,361,542
2014	3,595,686	8,489,595	3,984,103	16,069,384
Total	19,720,041	16,670,701	22,442,922	58,833,664

Below is a table summarizing the estimated planned future costs for 2015. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Operating Expenses	Capital Expenditures	TOTAL
2015	$17,000,000	$21,000,000	$38,000,000

Mineral Reserve Estimates

There are currently no mineral reserves on the Property.

Mineral Resource Estimates

Below is a summary of current mineral resources at the San Gonzalo and Avino Mines as well as the oxide tailings resource (as reported in the July 2013 Technical Report on the Avino Property) grouped into the measured, indicated and inferred categories. The effective dates of the resource estimates are June 10, 2013 for the San Gonzalo and Avino Mines, while the effective date for the Oxide Tailings is July 24, 2012, but it is still considered current.

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

San Gonzalo Mine System

The San Gonzalo Mine estimate was based on data from surface diamond drill programs between 2007 and 2011 (64 holes and 14,624 meters of drilling) and underground advancement sampling data from levels 1, 2, 3 and 4. Modelling of this data also shows the presence of mineralization for the nearby Angelica vein and its resource estimate has been added to those of the San Gonzalo vein.

The base case scenario used in the estimation assumes a silver price of $US20 which translates into a cut-off grade of 150 g/t silver equivalent at San Gonzalo. The current silver price analysis using US$24.50 per ounce establishes a cut-off grade of 120 g/t for silver equivalent. Since extracting and processing resources at levels intended by management began in October 2012, Avino has been using a cut-off grade of 300 g/t for silver equivalent.

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

San Gonzalo Mine – Resource Depletion

The mineral resource estimate at San Gonzalo does not factor in depletion from ongoing mining activities. Including the bulk sample test as well as extracting and processing resources from Q4 2012 to Q4 2014, thus far Avino has extracted 151,716 mined tonnes and 43,657 tonnes of advancement material for a total of 195,373 tonnes as of December 31, 2014.

Avino Mine System

The Avino Mine estimate was based on data from surface diamond drill programs between 2006 and 2012 (34 holes and 11,523 meters of drilling). Historic mining information was also provided to assist with the modelling of the deposit for the mined out open pit and underground areas as well as to project the shape of the deposit below the 12th level. The 3D wire frame model shows the presence of another mineralization zone called the “Hanging Wall Breccia” or “Cross Cutting Vein”. Its resource estimate has been included in the Avino Mine system.

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

Avino Mine – Resource Depletion

The mineral resource estimate at the Avino Mine does not factor in depletion from ongoing mining activities. Extracting and processing underground Avino Mine resources began in late 2014, and Avino has extracted 26,213 tonnes of mineralized material as of December 31, 2014.

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

Reported cut-offs utilize a silver equivalent (Ag Eq) calculation where the total metal value is converted into an in situ silver resource. For reporting purposes, a base-case Ag Eq cut-off of 100 g/t is used for the Avino system and an Ag Eq cut-off of 150 g/t is used for the San Gonzalo system. Current cut-offs used for financial projections by Avino, based on recent market prices, include 150 g/t for the Avino system and 300 g/t for the San Gonzalo system.

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

*Trenches completed on the A1-A1’ section line, see figure below

Plan View of 1990 Hole Locations

Source: Slim (2005d)

Recent Drilling (Post Mine Closure), 2001 to Present

A total of 113 surface and underground drill holes have been completed on the Avino and San Gonzalo veins, totalling 29,779.25 m. Additional exploration holes have been drilled elsewhere on the Property, but those drilling results are not considered material. Most holes were surveyed down hole using a Tropari single-shot magnetic instrument. Of those holes for which down hole surveys were completed, the majority contain three or fewer measurements, typically at the collar and near the end of hole, and sometimes part-way down the hole. Many holes were not surveyed to within 10 m of the end of the hole.

Geophysical Surveys: Induced Polarization (IP)

In December 2006, Avino conducted an 80 km line deep penetrating IP survey at the property. IP geophysics helps identify drill targets. The IP survey was completed in 2007. Avino did follow-up soil geochemical, satellite imagery and other surveys to better define targets in the covered areas.

Avino Vein (including ET Zone) and Nearby Veins

Since 2001, Avino has drilled 34 holes below Level 12, where mining ceased, for a total of 11,523.2 m. Drilling has targeted the ET Zone in particular. There were 5 holes completed in 2006 (2,166.85 m), 12 holes in 2007 (3,906.5 m), 8 holes in 2008 (2,186.7 m), and 9 holes in 2012 (3,263.15 m). No drilling has been completed on the Avino Vein since 2012. Assay results from all drill holes up to and including ET-12-06 have been previously reported (Tetra Tech 2012).

Tecmin Servicios, S.A. de C.V., was contracted for the 2007 and 2008 drilling programs at the ET Zone of the Avino vein. Since the Avino deposit strikes approximately east-west and dips at 60° to 70° to the south, holes are generally oriented from south to north at various bearings and dip angles in order to intersect the structure at a target depth. Holes were drilled using Avino’s Longyear 44 core rig at thin wall NQ diameter.

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

Plan View Map Illustrating the Location of Drill Holes on the Avino Vein

San Gonzalo and Nearby Veins

At San Gonzalo, Avino drilled 40 holes in 2007 (9,222.9 m), 6 in 2008 (1,782.65 m), 18 in 2011 (3,618.57 m) and 15 in 2014 (3,631.93 m), for a total of 79 drill holes and 18,256.05 m. All holes were of thin wall NQ size core diameter and were completed using Avino’s Longyear 44 core rig with the exception of 6 underground holes in 2014. Additional holes also explored the nearby Guadalupe, San Juventino, San Lucerno, Mercedes, San Jorge, and Yolanda veins.

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

In 2011, 69 holes totalling 9,862.97 m were drilled principally in the following locations: San Gonzalo (18 holes, as above), Aguila Mexicana (2 holes), Guadalupe (25 holes), La Potosina (9 holes), Mercedes (1 hole), San Jorge (3 holes), San Juventino (3 holes), San Lucero (5 holes), Tucero (1 hole), and Yolanda (2 holes). With the exception of the San Gonzalo vein, all of these locations are considered targets for further exploration.

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

Plan View Map Illustrating the Location of Drill Holes on the San Gonzalo Vein

In 2014, Avino undertook a 15 hole (3,631.93 m) surface and underground drill program to further explore the San Gonzalo vein at depth. In April 2014, a 70 meter cross cut was completed on level 6 and the underground drill program started on May 2. Three holes were drilled from the cross cut (SG-14-01 through SG-14-03).

Surface drill holes SG-14-04 through SG-14-10 were drilled between June and October 2014. Hole SG-14-11 was an underground hole drilled in October 2014 from the end of the San Gonzalo level 6 crosscut (same location as SG-14-01 through SG-14-03).

Holes SG-14-12 and SG-14-13 were drilled during October and November 2014 from the end of a crosscut on level 7. A sudden inflow of water on November 17, 2014 caused hole SG-14-13 to be terminated. Surface drilling later resumed and holes SG-14-14 and SG-14-15 were drilled by December 31, 2014.

Results of the 2014 drill program will be released once they are analyzed.

San Gonzalo Bulk Sample Program

In December 2009, the Company announced that contract terms had been finalized with Desarrollo Minero Guadalupe S.A. de C.V. (“DMG”) for the mining of the 10,000 tonne bulk sample from the San Gonzalo deposit.

The mining contract included collaring of the portal, driving 1,000 meters of advancement consisting of a decline, crosscuts and raises and the extraction of 10,000 tonnes of mineralized vein material.

In January 2010, DMG began driving the first decline to the 2,260 m elevation for infrastructure work and extraction of the bulk sample. The San Gonzalo vein was intersected in May 2010 and a smaller splay vein was intersected two months later. A second decline was driven to the 2,306 m level.

By July 2010, both levels had intersected the San Gonzalo vein. The Upper Level 1 has been driven northwest along the San Gonzalo Vein and broke in to the old San Gonzalo workings. The exploration drift on the Lower Level 2 (2,260 m) along the San Gonzalo vein was also advanced to the northwest towards the old San Gonzalo workings.

On October 6, 2010, the two levels were connected with the completion of the first raise allowing the start of stoping (cut and fill) for the bulk sample. By January 2011, advancement for the extraction of the 10,000 tonne bulk sample was completed by the mining contractor DMG; processing of the bulk sample began shortly afterwards.

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

The results are based on the metallurgical balances provided below:

	Weight	Assay (g/t)		Contents (kg)		Contents (oz)		Recovery (%)
	Tonnes	Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	99.35	2,746.75	300.9	88,311.70	100	100
Concentrate	232	23.8*	8,998*	55.52	2,087.53	177.5	67,116.90	59	76
Tail	10,287	0.4	64	33.83	659.22	123.4	21,194.80	41	24

*These figures have been reconciled to the weighed feed tonnage and the final concentrate assays of the paid shipment. They also have been rounded for clarity.

The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net proceeds of US$1.83 million. If all 232 dry tonnes had been sold under the same contract terms, the Company estimated that the net proceeds could have been approximately US$2.26 million.

Evaluation costs relating to mining, milling, and overhead for the bulk sample program were US$567,045 or US$7.62 per silver equivalent ounce. Included in these amounts are costs for the raises and stopes. The cost per tonne produced was US$53.91 and the proceeds on 188 tonnes of concentrate sold were US$1.83 million. (The contract prices per ounce of silver and gold were US$36.75 and US$1,511.31 respectively.)

No formal feasibility study was commissioned after bulk sampling program.

Tailings Resource – Preliminary Economic Assessment

In 2012 a Technical Report* on the Avino Property was published which focused on the oxide tailings resource. The study factored in metals prices of US$1,271 oz gold and US$20.59 oz silver for a base case analysis of the project as well as a spot price analysis using US$1,622.20 oz gold and US$28.36 oz silver. Cyanide heap leach tests undertaken in the study produced recoveries of 68% for silver, and82% for gold, or 78% for silver and 87% for gold if the material is first re-ground at the mill and then leached in tanks. The Technical Report is a preliminary economic assessment and should not be considered a prefeasibility or feasibility study, as the economics and technical viability of the oxide tailings have not been demonstrated at this time. The above preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to apply economic considerations that would allow for categorization as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This tailings mineral resource will be mined through surface methods and without blasting. A truck/front-end loader arrangement will be used and will operate one 8-hour shift per day, 365 days per year for the 4.7-year life of this Project. Initially the oxide tailings, which are at the bottom of the pile, will be processed without having to move the sulphide tailings, which covers only a portion of the oxide tailings. Not all of the sulphide tailings need to be removed to gain access to the oxide tailings. Approximately 0.5 million tonnes of oxide tailings will be sent to the heap leach pad annually.

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

A preliminary economic assessment should not be considered a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The above preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to apply economic considerations that would allow for categorization as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. This assessment is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable to them to be categorized as mineral reserves. At this time there is no certainty that the preliminary assessment and economics will be realized. Further, the preliminary economic assessment of the oxide tailings project is based on a pre-tax financial model. In addition, the preliminary economic assessment assumes US$29.1 million, including contingency, is required for capital expenditures for the oxide tailings project.

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

The table below presents material mined, material processed, concentrate produced, concentrate sold, and average realized concentrate pricing for each of the San Gonzalo Mine, the historic Avino stockpiles, and the Avino Mine.

			2014			2013		2012
			San Gonzalo	Avino Mine (1)	Avino Mine Stockpiles (1)	San Gonzalo	Avino Mine Stockpiles	San Gonzalo
Mined
	tonnes		70,525	19,273	N/A*	49,978	N/A*	27,991
	grade
		Gold (g/t)	1.880	0.380	N/A*	1.339	N/A*	1.036
		Silver (g/t)	337.00	77.00	N/A*	288.00	N/A*	258.00
		Copper (%)	N/A	0.60	N/A	N/A	N/A	N/A
Processed
	tonnes		79,729	25,990	96,032	78,415	54,136	19,538
	grade
		Gold (g/t)	1.880	0.380	0.590	1.339	0.828	1.036
		Silver (g/t)	337.00	77.00	92.00	288.00	85.00	258.00
		Copper (%)	N/A	0.60	N/A	N/A	N/A	N/A
Concentrate Produced
	tonnes		2,545.00	607.00	1,112.00	2,431.48	636.08	537.62
	grade
		Gold (g/t)	45.700	13.170	33.100	31.630	37.660	26.340
		Silver (g/t)	8,860.00	2,810.00	5,310.00	7,704.00	4,687.00	7,440.00
		Copper (%)	N/A	22.80	N/A	N/A	N/A	N/A
Concentrate Sold
	tonnes		2,382.80	558.29	946.76	2,544.11	560.97	368.69
	grade
		Gold (g/t)	43.215	12.334	33.850	30.977	36.200	23.110
		Silver (g/t)	8,077.96	2,375.09	5,161.23	6,950.01	4,469.20	6,118.22
		Copper (%)	N/A	19.79	N/A	N/A	N/A
Average Realized Pricing (US$/oz)
		Gold (US$/oz)	1,263.46	1,181.98	1,275.17	1,373.23	1,289.31	1,679.65
		Silver (US$/oz)	18.94	16.15	19.14	23.09	20.90	31.54
		Copper (US$/lb)	N/A	2.73	N/A	N/A	N/A	N/A

(1) In accordance with the Company’s accounting policies, prior to the date that management’s intended levels of extracting and processing resources have been achieved, concentrate sales incidental to the exploration of mineral properties are recorded as a reduction of capitalized exploration and evaluation costs. For the year ended December 31, 2014, certain concentrate sales of mineralized material from Avino Mine stockpiles used for circuit testing as well as concentrate sales from the Avino Mine were recorded as a reduction of capitalized costs rather than as revenue.

* Tonnes and grade mined does not apply to the historic Avino stockpiles as this material has been accumulated from past mining activities and no new mining activity has been undertaken to obtain access to this material.

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

As per Federal Mexican regulations (LGEEPA), both the SEMARNAT and PROFEPA ministries require Avino to present in its first semi-annual report a “General Plan to Remediate the Site” including dates, activities, techniques, and costs that will ensure restoration of affected areas, considering complete reforestation of impacted sites, removal of foundations and infrastructure that are no longer useful, roads that no longer have any use, removal and proper disposal of all rubbish, closing off adits that are no longer needed and restoration of the tailings facility at the end of its operational life. Avino will also need to present a reforestation program for the entire surface area affected during mining activities. This program will include caveats to safeguard flora and fauna.

Bralorne Property—British Columbia, Canada

Introduction

The Bralorne property consists of approximately 5,478 acres (2,490 hectares) of mineral claims located in southwestern British Columbia, Canada, which cover three former gold mines with historic production of 4 million ounces of gold between 1928 and 1971. Since these mines closed, exploration has been carried out by various companies. A new vein was discovered in 2006 that spurred renewed exploration drilling followed by test mining and processing between 2011 and 2014 for a total of 18,436 ounces of gold recovered. Assets include underground mining equipment, a processing plant rated at 100 tons per day, tailings storage facility, water treatment plant, and associated surface shops, accommodation and office buildings. The property is permitted for extracting and processing resources at a rate of up to 450 tonnes (approximately 500 tons) per day. Continued exploration and trial mining is planned with the aim of lowering costs and outlining sufficient additional resources for an expansion of activities. This summary draws largely on the content of the most recent Technical Report on the property, dated November 20, 2012.

Location and Access

The Bralorne Property is located northeast of Vancouver, British Columbia, Canada and is accessible by road from Vancouver 322km through the Fraser Valley along Highway 1 to Lytton, and then to Lillooet on Highway 12, or alternatively 255 km from Vancouver on Highway 99 through Squamish, Whistler and Pemberton to Lillooet. From Lillooet it is another 105 km on Highway 40 through Gold Bridge to the town of Bralorne.

The property is situated as illustrated in the figure below:

Local Resources

The community of Bralorne lies in the centre of the property. This town site was built to support historic mining operations and now has about 60 full-time residents. The community of Gold Bridge lies 11 kilometres northwest of Bralorne and including the surrounding area has a population of approximately 200. There are limited facilities in Gold Bridge, including two motels, a restaurant, gas station, grocery store, and one school covering kindergarten to grade seven levels. Additional services are available in Lillooet or Pemberton.

Geology and Mineralization

The Bralorne property is situated at a tectonic boundary between the regionally extensive Cache Creek and Stikine allochthonous terranes. The Bridge River terrane, part of the Cache Creek terrane, is comprised of Mississippian to Middle Jurassic accretionary complexes of oceanic basalt and gabbro and related ultramafic rocks, chert, basalt, shale and argillite. It is juxtaposed with Late Triassic to Early Jurassic island arc volcanic rocks and mostly marine, arc-marginal clastic strata of the Cadwallader terrane, interpreted as part of the Stikine terrane.

The region has been intruded by a wide range of Cretaceous and Tertiary plutonic and volcanic rocks and their hypabyssal equivalents. Most significant among these are the dominantly Cretaceous granitoid bodies that form the Coast Plutonic Complex, which locally is characterized by the 92 Ma Dickson McClure intrusions, and the large individual bodies of the Late Cretaceous Bendor plutonic suite. Hypabyssal magmatism is reflected by emplacement of porphyritic dikes between 84 and 66 Ma, with the youngest magmatic event being 44 Ma lamprophyre dikes (Hart et. al. 2008).

The district was deformed by mid-Cretaceous contractional deformation within the westerly-trending Shulaps thrust belt, and by contractional and oblique-sinistral deformation associated with the Bralorne-Eldorado fault system. The timing of this deformation and metamorphism is bracketed around 130–92 Ma. The Bridge River and Cadwallader terranes are juxtaposed along the Bralorne-Eldorado fault system, which consists of a 1 to 3 km wide linear zone of tectonized and serpentinized slices of late Paleozoic mafic and ultramafic rocks.

The main gold-forming event in the Bridge River district is interpreted to have taken place at around 68 to 64 Ma at the Bralorne-Pioneer deposit. Mineralization pre-dated or was synchronous with the emplacement of the Bendor batholith, and the gold event overlaps initiation of dextral strikeslip on the regional fault systems in this region.

The principal stratigraphic assemblages of the local area include the Bridge River Complex and Cadwallader Group. The Bridge River Complex is subdivided into two packages, sedimentary and volcanic, with a thickness of 1,000 m or more of ribbon chert and argillite with very minor discontinuous limestone lenses, and large volumes of basalt. The Cadwallader Group has been subdivided into three formations: the lowermost sedimentary Noel Formation, the Pioneer Formation greenstones, and the upper Hurley Formation sedimentary rocks. The Pioneer Formation ranges from fine-grained, massive amygdaloidal flows and medium-grained dykes or sills, to coarse lapilli tuffs and aquagene breccias. It is estimated to be at least 300 m thick in the Cadwallader Valley, but may be thicker elsewhere. The Hurley Formations is comprised of rhythmically layered green volcanic wacke and darker argillite. The Noel Formation consists of black argillites that are less calcareous than those of the Hurley.

Igneous rocks within the Bralorne area include Upper Paleozoic ultramafic rocks and associated Bralorne intrusive suite, Mesozoic Coast Plutonic rocks, Tertiary Bendor intrusive rocks, and dykes of Cretaceous-Tertiary age. Ultramafic rocks, called the President ultramafics, form narrow serpentinized bodies and with the pillow basalts and radiolarian ribboned cherts of the Bridge River Complex, they complete the trinity of a typical ophiolite package. The ultramafic rocks in the Bralorne area range from dunite to pyroxenite, but peridotites are most common. Usually they are partly to completely serpentinized, or altered to talc-antigoritetremolite-carbonate, and are intruded by diorite. The Bralorne intrusive suite includes “augite diorite” and “sodagranite”, which commonly occur together. The main mass is called Bralorne Diorite (hornblende quartz diorite) and occurs between the bounding Fergusson and Cadwallader faults. The Bralorne Diorite complex is cross cut by intrusions of soda granite with complex dyke relations. The main body of soda granite (trondhjemite or albite tonalite) is found along the northeast side of the Bralorne Diorite, but also forms many dykes cutting the diorite. Typically, the soda granite is a leucocratic, coarse-grained granitic rock. Cretaceous-Tertiary dykes, including grey plagioclase porphyry, albitite, green hornblende porphyry, Bendor porphyry and lamprophyre, intrude all the units.

All the rocks in the Bralorne area, except the Bendor and lamprophyre dykes, are affected by low-grade metamorphism.

The Bralorne-Pioneer gold-quartz vein system is hosted in variably altered rocks of the Bralorne Diorite complex and Pioneer Greenstone that occur as fault-bounded lenses in a structurally complex zone between the Cadwallader and Fergusson faults referred to as the Bralorne-Pioneer fault lens or Bralorne Block. This lens has an approximate 4.5 km strike length, mostly along, adjacent to, or between these two faults. All of the significant historic gold production in the Bridge River area came from within the Bralorne Block.

Property Ownership

The Bralorne property is comprised of different types of legal mineral properties registered under and subject to the Mineral Tenure Act and Mineral Land Tax Act of the Province of British Columbia. The Property consists of 154 Crown granted mineral claims, two reverted Crown granted claims and eighteen metric unit mineral claims, all of which are contiguous. Bralorne Gold Mines Ltd. (in this section, “BGM”) owns 100% of the property.

Mineral Concessions and Agreements

There is an underlying agreement on twelve crown grants in which the Company is required to pay 1.6385% of Net Smelter Proceeds of Production from the claims, and has to pay fifty cents ($0.50) per ton of material produced from these claims if the material grade exceeds ¾ (0.75) ounce per ton gold. No extraction or processing has come from these claims in the past and none is planned in the near future. The crown grants subject to this agreement include:

Lot 5742 Sunbeam

Lot 5743 Comstock No.5

Lot 5744 Comstock No.2

Lot 5745 Homestake

Lot 5746 Sunshine

Lot 5747 Comstock No.3

Lot 5748 Lorenzo

Lot 5750 Orion No.4

Lot 5751 Orion

Lot 5752 Comstock No.8

Lot 5754 Comstock No.7

Lot 5755 Comstock No.6

Crown granted mineral claims may also include surface rights, water rights and timber rights. At the Bralorne property, surface rights are currently held by BGM on 8 of its 154 Crown Grants as listed below:

DL 539 Little Joe

DL 547 Ida May

DL 5489 Telephone Fr.

DL 670 Telephone

DL 5582 Millbank

Lots 3,4,6, and 7 of DL7883 Cora Fr

DL 456 Pioneer

Lot 1 of DL 671 Wood Duck

Lot 20 of DL 5484 Polnud

Claim Staking and Mineral Tenure in British Columbia

Crown granted mineral claims are legacy claims in British Columbia that confer rights to subsurface minerals. The Crown granted claims are subject to the Mineral Land Tax Act, which requires the owner to pay to the minister a tax at $1.25 per hectare to maintain the claims in good standing for one year. The total annual tax payable for all of the crown granted mineral claims in the Bralorne property is $2,907.07. All of BGM’s crown granted mineral claims are in good standing until July 2015 and it is expected that the annual taxes will be paid again prior to that date.

Reverted crown grants are treated the same as mineral claims in terms of holding costs. Either $200 must be spent and properly documented on each 500- by 500-meter unit or each 1,500- by 1,500-foot claim, or $200 cash must be paid in lieu of expenditure to the British Columbia government (cash-in-lieu). All of the crown granted mineral claims and reverted crown granted mineral claims have been legally surveyed. The mineral claims have not been surveyed. All of BGM’s reverted crown granted mineral claims are in good standing with the first expiry date being April 11, 2024.

For mineral claims, either $200 must be spent and properly documented on each 500- by 500-meter cell unit, or $200 cash must be paid in lieu of expenditure to the British Columbia government (cash-in-lieu).

Mineral and Placer Claims are acquired using the British Columbia Mineral Titles Online (MTO) system. The online MTO system allows clients to acquire and maintain mineral and placer claims.

Cell claims are registered by selecting one or more adjoining cells on the electronic MTO map.

Mineral Titles can be acquired anywhere in the province where there are no other impeding interests (other mineral titles, reserves, parks, etc.)

No two MTO users can select the same cells simultaneously, since the database is live and updated instantly; once a selection is made, the cells selected will no longer be available to another user, unless payment is not successfully completed within 30 minutes.

Bralorne Area Crown Grants owned by BGM:

Name	Lot No.	Acres	Name	Lot No.	Acres	Name	Lot No.	Acres
Cosmopolitan	584	1633	Maud S Fr.	1226	30.50	Polnud Fr.	5487	1.54
Virginia	5455	5.77	Silver Dollar	2372	46.62	Pasadena Fr	5488	7.70
Noelton Fr.	5466	19.70	Golden Ribbon	2374	50.00	Telephone Fr.	5489	11.42
Mauser	5457	12.54	Alma	2375	34.97	Monica Majorie	5508	42.40
Cad	5458	0.91	Union Fr.	2376	45.86	A Fr.	5517	6.92
Alex	5459	15.61	Gold Queen Fr.	2377	45.11	F filda	5518	43.03
Matthew	5460	12.60	Silver King	2378	37.61	B Fr.	5519	2.77
John	5461		Motheriode Fr.	2379	27.52	Margaret	5520	37.69
Kathleen	5462	20.89	Andy Fr.	2380	10.69	Hope	5521	38.88
Raymond	5463	16.60	Don F	2381	48.98	David	5522	12.50
Savage	5464	19.96	Don C	2382	19.11	Jack	5523	38.08
Winchester	5465	14.05	Don A	2383	25.63	Annette Fr.	5524	21.39
Lee Metford	5466	11.73	Don E	2334	38.11	Buck Fr.	5525	2.36
Carbine	5467	12.11	Don B	2385	13.73	Milbank	5582	50.34
Star No. 1 Fr	5925	8.48	Robin	2337	5.89	Great Divide Fr.	5591	3.01
Edna Mary	5920	18.41	Rainier	2388	42.41	Development No. 2	5594	18.94
Alex Fr.	5921	2.34	Tacoma	2339	31.63	Development No. 1	5595	27.89
Alex No. 2 Fr.	5922	2.44	Seattle	2390	16.68	Development No. 2A	5596	46.91
Raymond Fr.	5923	1.86	Nugget King	2393	51.65	Development No. 3	5597	49.36
Star Fr.	5924	10.04	Don Z	2394	5.47	Development No. 4	5598	47.63
Blue Jay	6466	14.80	Sunset	3045	47.19	Sunbeam	5742	26.53
Pioneer	456	51.14	Great Fox	3046	51.65	Comstock No. 5	5743	24.86
Ida May	457	45.71	East Pacific	3017	51.30	Comstock No. 2	5744	28.88
Nellie Fr	460	44.66	Clifton	3048	51.65	Homestake	5745	25.14
Mazy Fr,	459	35.21	Corasand	3049	41.27	Sunshine	5746	37.20
Tio Fr.	460	44.66	Emmadale	3050	44.00	Comstock No. 3	5747	35.48
Little Joe	539	51.65	Union Jack Fr.	3051	9.25	Lorenzo	5748	35.05
White Crow	540	42.64	Titanic Fr.	3053	9.15	Orion No. 4	5750	49.05
Bend'Or. Fr.	541	5.50	Invincible	3091	40.49	Orion	5751	13.06
Jim Crow Fr.	542	0.90	Leon No. 1	5323	27.27	Comstock No. 8	5752	43.52
Delighted	543	26.20	Leon Fr.	5324	23.59	Comstock No. 7	5754	26.27
Woodchuck	579	38.20	LeonNo.2	5325	50.25	Comstock No. 6	5755	12.38
Copeland	580	24.61	LeonNo.3	5326	48.00	Turret Fr.	6037	3.43
Hiram	581	42.35	LeonNo.4	5328	34.55	Gold King	6038	21.77
Marquis	586	24.50	Victor Fr.	5331	8.84	Eagle	6039	26.35
Golden King	587	45.44	Hirom Fr.	5332	0.27	White Star	6040	32.83
Lorne	588	50.25	Eagle Fr.	5468	23.18	Annie Fr.	6041	21.68
_Alhambra	665	24.65	Eagle	5469	34.58	Don C Fr.	6044	9.84
Night Hawk	666	28.25	Eagle No. 1	5470	49.79	Robin Fr.	6045	4.54
Lurgan Fr. No. 1	667	3.62	Lucky Boy Fr.	5475	8.41	Maria Fr.	6048	31.99
Ltrgan Fr. No. 2	668	8.55	Bessie Fr.	5476	39.15	Diane	6830	49.07
Metropolitan	669	32.83	Savoy	5477	45.70	Heather Fr.	6339	14.78
Telephone	670	28.70	Empie Fr	5478	20.06	Carol Fr.	6340	40.80
WoodDuck	671	24.58	Eureka	5479	40.70	Lee Fr.	6945	0.18
Exchange Fr	673	21.85	Cascade Fr.	5480	26.43	Am	6946	33.84
Blackbird	1176	37.70	Cosmopolitan Fr.	5481	25.93	Beef Fr.	6947	44.73
Countless	1177	44.30	Duke Fr,	5482	3.90	Deep Fr.	6948	29.40
Nellie	1179	39.50	Coronation Fr	5483	0.76	Audrey Fr.	6954	5.40
Whip Poor Will	1221	44.00	Polnud	5484	47.54	JB Fr.	7428	0.90
Duke	1222	19.00	Mack Fr.	5485	40.65	Jean Fr.	7429	3.30
Royal	1224	23.70	Night Hawk Fr.	5486	2.17	Jean No. 4 Fr.	7430	12.00
Leroy	1225	39.30

Bralorne Area Mineral Claims and Reverted Crown Grants Owned by BGM:

Title Number	Claim Name	Title Type	Title Sub Type	Map Number	Issue Date	Good To Date	Area (ha)
316338	MEAD	Mineral	Claim	092J	1993/Feb/28	2024/Apr/11	100.00
316573	KING	Mineral	Claim	092J	1993/Mar/05	2024/Apr/11	100.00
510593		Mineral	Claim	092J	2005/Apr/12	2024/Apr/11	122.61
510594		Mineral	Claim	092J	2005/Apr/12	2024/Apr/11	81.725
510595		Mineral	Claim	092J	2005/Apr/12	2024/Apr/11	40.881
510596		Mineral	Claim	092J	2005/Apr/12	2024/Apr/11	40.853
510597		Mineral	Claim	092J	2005/Apr/12	2024/Apr/11	490.623
511088		Mineral	Claim	092J	2005/Apr/19	2024/Apr/11	20.432
511645	BP 1	Mineral	Claim	092J	2005/Apr/25	2024/Apr/11	143.136
517280		Mineral	Claim	092J	2005/Jul/12	2024/Apr/11	61.291
552953	BP3	Mineral	Claim	092J	2007/Feb/28	2024/Apr/11	265.8297
552955	BP4	Mineral	Claim	092J	2007/Feb/28	2024/Apr/11	326.8708
552959	BP5	Mineral	Claim	092J	2007/Feb/28	2024/Apr/11	286.1033
552966	BP6	Mineral	Claim	092J	2007/Feb/28	2024/Apr/11	81.7535
552971	BR7	Mineral	Claim	092J	2007/Feb/28	2024/Apr/11	61.33
552973	BP8	Mineral	Claim	092J	2007/Feb/28	2024/Apr/11	20.4474
608095	DEVELOPMENT FRACTION	Mineral	Claim	092J	2009/Jul/16	2024/Apr/11	20.4474
719549	NUGGET KING	Mineral	Claim	092J	2010/Mar/10	2024/Apr/11	20.4255
818062	DEV. FR. 2	Mineral	Claim	092J	2010/Jul/14	2024/Apr/11	20.4473
882129	PIONEER EXTENSION	Mineral	Claim	092J	2011/Aug/05	2024/Apr/11	20.4457

This list is considered to be accurate as of April 21, 2015 according to the MTO database. Note that the Mineral Titles Online database lists only the reverted Crown Grants and the metric cell unit claims.

Map of Bralorne Property Concessions

History

The Bralorne property has an extensive history of exploration and mining, starting in the late 1800’s, when placer miners followed gold up the Fraser River and its tributaries and eventually discovered lode gold in the area of Cadwallader Creek. The first claims on the property were staked in 1896 and small scale production began in the area of the Pioneer Mine shortly thereafter. Larger scale commercial production from underground mining commenced in 1928, and production at Pioneer and Bralorne mines was expanded to 450 tonnes per day at each mine. Bralorne subsequently merged with Pioneer and continued production until 1971, when operations were closed for economic factors when the gold price was fixed at $US35 per ounce. The mine never ran out of gold mineralization.

Total historic production from the Bralorne-Pioneer gold mine is recorded as 4.2 million ounces of gold (equating to 129.14 tonnes) from 7.3 million tonnes of material grading 17.7 grams gold per tonne (8.0 million short tons at 0.52 ounce per ton). Silver production from the deposits is recorded as 29.61 tonnes (952,000 ounces).

The current Bralorne mineral property encompasses several historic mine workings, of which the major ones are the King, Bralorne, and Pioneer mines. A total of 30 veins on the property were mined in the various workings by 80 kilometres of tunneling on 44 levels, the deepest of which traced the 77 vein to a depth of 1,900 meters.

Since 1971, considerable work by a number of companies has been carried out on the property. Major exploration programs were carried out on the old mine areas of the property in 1973 by Bralorne Resources and in 1980 to 1984 by E & B Explorations, Inc., who acquired the main historic deposits in 1980, and also in 1988 by a successor company to E & B, Corona Corporation. In 1973 and 1974 Love Oil carried out exploration work on the northeast sector of the property. In 1987, Levon Resources carried out surface exploration over the same area, and underground mine advancement including an adit and a cross cut plus 20 meters of drifting on the Peter vein was carried out. In 1986, Mascot Gold Mines Limited conducted surface and underground diamond drilling and drifting.

Avino Mines and Resources Limited became involved in the Bralorne area in 1987, and subsequently acquired 100% ownership from Love Oil Company, Coral Gold Corporation and Levon Resources. Avino then purchased the Bralorne-Pioneer property from Corona in 1991. This was a major accomplishment for management, and marked the first time in the history of the mining camp that all of the major deposits were held by the same company. In 1991, Avino Mines and Resources conducted surface and underground exploration including surface drilling, rehabilitation of the King Mine 800 level, and underground drilling to explore the Peter Vein.

In 1993, Bralorne Pioneer Gold Mines Ltd. (“Bralorne Pioneer”) optioned the property from Avino and conducted surface exploration over the northeastern part of the property. In 1994, the same company carried out a diamond drill program on the Peter Vein and other nearby veins. In 1995, Bralorne Pioneer carried out 700 feet of underground drifting on the Peter Vein on the 800 level and underground drilling to test the Peter and Big Solley Veins. Also in 1995, Bralorne Pioneer carried out surface trenching followed by drilling. Further surface drilling was done in 1997. In 2001, Bralorne Pioneer drove a raise from the upper Peter drift through to surface and a second raise was driven part way to surface from the same level.

Bralorne Pioneer acquired 100% interest in the property from Avino Silver and Gold Mines Ltd in 2002. In 2002 and 2003, Bralorne Pioneer drilled 24 surface diamond drill holes and carried out a trenching program on the Peter Vein.

In 2003 and 2004, Bralorne Pioneer rehabilitated part of the 800 level, prepared both the 800 level drift on the Peter Vein and the Upper Peter cross-cut (4,230 level) for stoping, and commenced stoping the vein in the Upper Peter workings. Between 2004 and 2005, Bralorne Pioneer drove a trackless decline on the Peter vein from the 4,230 Level to the 4,130 Level and developed stopes on both these levels. A total of 3,500 tons of material grading 0.35 ounces of gold per ton is estimated to have been produced from the Peter vein before mining was stopped in 2005. Also in 2004 and 2005, Bralorne Pioneer carried out a surface drilling program consisting of 5,691.2 meters of NQ core in 43 holes. This program was targeted mainly at the 51BFW vein in the historic gap between the Bralorne and Pioneer Mines.

In 2005, Bralorne Pioneer collared an adit and drove a crosscut to access the 51BFW vein at the 4,140 elevation. A sill drift was driven in this vein and a trial shrinkage stope was developed. In the process of constructing the access road to the new adit, a mineralized quartz vein was discovered. This zone remains a valid exploration target and is now interpreted to be the top of the 52 vein.

Bralorne Pioneer changed its name to Bralorne Gold Mines Ltd. and operated the mill intermittently on a trial basis in 2004 and 2005 to process material from the Peter and 51BFW veins, plus low grade material from old mine dumps and tailings. The combined total for all of the old tailings and low grade stockpile material that was processed between March 2004 and January 2005 was 22,642 tons at a feed grade of 3.15 g/t gold (0.092 oz/ton Au) with an overall gold recovery rate of 73.89%. The mill was operated again from March 2005 to November 2005 with feed from the Peter and 51BFW veins. Production totalled 8,552 tons at 8.67 g/t gold (0.253 oz/ton Au) with a recovery rate of 92.33% (of which 46% was in the flotation concentrate). Material from the Peter vein had about 35% of the gold reporting to the cleaned gravity concentrate (smelted on site). The balance of the gold (to a total of approximately 92%) was recovered into a flotation concentrate which averaged 62 g/T Au. The 51BFW material was found to be much coarser grained and yielded 61% gravity recovery and produced a flotation concentrate grading over 186 g/T Au.

In 2005, a Preliminary Economic Assessment (Beacon Hill 2005) showed that an average grade of at least 15.5 g/t gold would be required to sustain a viable operation, based upon the operating costs at a production rate of 100 tons/day. The study recommended programs to delineate sufficient resources to support a production rate of 280t/d at 12 g/t gold (0.35 oz/ton). This analysis was based on a gold price of US$400 per ounce.

In 2006, BGM conducted surface and underground exploration, including a MMI geochemical survey, surface diamond drilling (26 holes; 5,667.8m), underground drilling (4 holes; 980.9m), and digitization and compilation of current and historic data. Significant drill intercepts were identified including two high-grade intercepts in the Bralorne-King area. SB06-109B intersected 0.61 m of 15.87g/t gold and then intersected two smaller zones of high grade gold; a 0.34 m vein assaying 402.58 g/t gold and a 0.37 m vein assaying 246.99 g/t gold.

In 2007, BGM conducted underground drilling (47 holes; 8,603m) in the area of the high grade intercepts obtained in 2006. Significant intercepts obtained in the underground drill program were modeled by Beacon Hill as a new zone (BK Zone).

In 2008, BGM conducted underground advancement including a track drift to cross cut to the BK Zone, and drifting along the zone. Drift muck from the mineralized structure was stockpiled for mill feed.

2009-2014 Activity

BGM continued exploration and evaluation of the property between 2009 and 2014, and conducted diamond drilling, underground advancement and trial mining and milling. The purpose of this work was to locate new gold resources and evaluate production at higher gold prices.

In October 2014, BGM was acquired as a wholly owned subsidiary of Avino Silver & Gold Mines Ltd. Under Avino’s ownership, BGM has continued its trial mining program and resumed diamond drilling.

Project Infrastructure

The Bralorne mine is supplied with electrical power from BC Hydro. The main BC Hydro service is estimated to be rated for a maximum demand of 1,500 kVA based on the single line diagrams provided and existing transformer capacities, consisting of 500 kVA for the surface buildings and 800 portal, and 1,000 kVA for the mill. The load distribution between the surface buildings/underground feeder and the mill feeder is understood to be divided in proportion to the two transformer bank capacities, therefore the surface buildings/underground feeder take one third of the combined load and the mill feeder takes two thirds. The maximum electrical demand measured at the BC Hydro service point in 2012 was 660 kW. At unity power factor, this translates to an estimated peak demand load of 220 kVA on the surface buildings/underground feeder and 440 kVA on the mill feeder.

There is also a second BC Hydro electrical service to the BK mine which is rated 600V 400A and which supplies an estimated existing peak demand load of about 100 kVA.

The infrastructure at the Bralorne Mine is well developed. A 100 ton per day plant is in place and was operated from 2011 through 2014, processing 100-120 t/d of material. A tailings storage facility has also been constructed and tested with material from the plant. Offices, mine dry, warehouse, and associated facilities are also in place to support the test-scale activities.

Processing Plant

The existing process plant is a conventional flotation plant designed to produce both gravity and flotation concentrates. The quantity and quality of these is dependent on the material being treated. The plant, including the crushing circuit, is housed in a single building along with both coarse and fine material bins.

The crushing circuit is capable of 50 t/h, and thus would serve with single shift crushing; however, feed storage is limited at 90t coarse material and 180t fine material (in two bins). The feed is reclaimed from the fine material bins and fed to a 6.5’ x 6’ ball mill fitted with a 150HP motor. The mill runs at 72% critical and will draw 80HP at the pinion.

The feed to the mill is determined by belt cuts. It would be difficult to install a belt scale. An increase in mill speed may increase throughput to 145 t/d. Processing experience indicated that as tonnage was increased beyond approximately 3.7 t/h (80 t/d), an excessive amount of pebble was rejected by the mill; this problem was addressed by the installation of a reverse spiral on the output trommel.

Mill discharge passes over a jig. Jig tailing is cyclone feed, the cyclone underflow being returned to the mill and overflow reporting to the conditioning tank ahead of flotation.

The flotation circuit is conventional, the small 15 cu ft Minpro cells being supplemented by a single 100 cu ft Wemco cell which is used as the first rougher cell. Rougher and scavenger concentrates are cleaned to produce a final concentrate.

The tailings from the flotation circuit, representing final tailings, are pumped to the tailings storage facility using a four-stage pumping system.

The flotation concentrate is pumped to a concentrate thickener. This thickener is adequate at experienced processing rates. Thickener underflow is pumped to a 4ft. drum filter. Filtered concentrate is bagged in super sacks for shipment.

Tailings Storage Facility

The tailings storage facility (“TSF”) is permitted under the existing mine permit.

Construction of the TSF commenced in 2003 and was completed to its present height in 2004. The impoundment was originally designed by SRK-Robinson Inc. in 1995, however, SRK’s design was reviewed and updated by Jacques Whitford and Associates Ltd., who carried through with monitoring and verification during construction.

Tetra-Tech EBA Inc. undertook the annual TSF inspections in 2011 and is familiar with site conditions and background data.

The current TSF consists of the following components:

•	The main tailings dam, which although connected is often described as the South Section,

•	North Section, Mid-North Section and Mid-South Section;

•	South Seepage Collection Pond;

•	South Settling Pond;

•	Settling Pond Embankment;

•	North Seepage Collection Pond;

•	North Seepage Collection Ditch.

The current design crest elevation is 3,459 ft. masl, however, it is understood that the north end of the dam is 2 feet below design elevation, while the south section is approximately 0.5 ft. low. The South Section is approximately 30 m in height at its maximum elevation and the North Section is roughly 24 m in height. The connecting mid-section varies between less than 1 m and 5 m in height. The embankment was designed with an upstream and downstream slope gradients of 1.75H:1V and 2H:1V, respectively.

The TSF was designed and constructed with the associated tailings beaches being an integral part of the design. Since commissioning, the TSF has been used as a mine water storage facility, with approximately 32,000 tons of tailings deposited in the TSF between April 2004 and November 2005, and a further 108,180 tons deposited between 2011 and 2014, for a combined total of approximately 140,000 tons deposited.

Three seepage zones, north, south and central, have been noted since impoundment of water within the TSF. Rates and quality of the discharge fluctuates seasonally, as does the level of water within the tailings impoundment.

Seepage monitoring includes a series of groundwater monitoring wells installed downstream of the TSF along with standpipe piezometers installed in the TSF embankment and in the south seepage collection pond. The standpipe piezometers and groundwater monitoring wells are regularly sampled and water levels recorded.

Tailings are delivered to the TSF from the mill by a tailings pipeline constructed of 3” diameter butt fussed HDPE DR17 pipe. Tailings disposal requires pumping from the mill to the TSF by a multi-stage pump in the mill. The tailings pipeline crosses Cadwallader creek on a suspended wire crossing. Water is recycled from the TSF to the mill by a water recycle line that runs approximately parallel to the tailings line. The water recycle line is constructed using the same 3” diameter butt fused HDPE DR17 pipe as the tailings line.

Offices, Dry, Warehouse and Camp

The facilities at the Bralorne Mine are in good condition and are adequate for the present extracting and processing activities. The camp can house up to 45 persons.

Water Treatment

A water treatment system was commissioned and operational in May 2013. Mine drainage (MD800) water was treated and discharged in 2013 and again in 2015.

The technology used for the treatment is a granular titanium dioxide media in a series of filter tanks. The adsorbent media used is Metsorb HMRG from Graver Technologies. The water treatment system is comprised of a pump and pre-filter, an air injection venturi, a sand filter, and filter tanks. The mine drainage water is supplied to the pump by gravity from the process water tanks in the mill. The drain for backwash of the pre-filters is plumbed to the mill for collection in the lower sump.

The adsorption tank system consists of two parallel trains of two tanks each. Tanks 1 and 3 are in series. Tanks 2 and 4 are in series in a parallel train. Each tank is filled with a layer of gravel, then NextSand, then 16ft³ Metsorb. The tanks have a central, full height pipe with a distributor array at the bottom to encourage distributed flow up through the tanks. Each tank has a control valve on the top of the tank to control backwash and rinse cycles. Each tank has been set to backwash (and rinse) once per 24 hours at consecutive hours so that not more than one would backwash at once. The Metsorb tank valves have been equipped with flowmeters, allowing tracking of flow rates, total daily flow and cumulative throughput at each tank.

Flow rates have been adjusted by setting the frequency on the pump VFD controller. The pressure feedback on the pump to automatically adjust pump speed was not operational. The pressure sensor required an external power supply which was not supplied. The advantages of this method were negligible at the low operating pressure, so the additional parts were not purchased or installed.

The adsorption occurs as the arsenic is attracted to the negatively charged surface sites of the titanium dioxide. The arsenic present is primarily arsenic (V) which in solution forms a variety of positive charged species. The surface porosity and structure of the media also plays a role in adsorbent effectiveness. Backwashing can aid in surface exposure of the media.

Iron filtration has been included in the system to reduce iron interference by removing iron precipitate prior to adsorption. The method was a venturi air injector to facilitate iron oxide precipitation followed by sand filtration to remove the iron upstream of the adsorption tanks. Pre and post sand filter samples were taken on June 10, 2013 for lab testing of low level metals including total iron. The result for the pre-filter inlet sample was 5,450 μg/L total iron. The result for post sand filter total iron was 6,710 μg/L. The corresponding EOP sample contained 179 μg/L total iron. The flow rate was low at this time, 1.7 L/s (27 gpm) making it possible that the air injection was not drawing in enough air to precipitate iron.

Asset listing

Assets in use and available for use at the Bralorne Mine property are summarized in the table below.

Item	Item
Fork Rack (950 Loader Attachment)	Mill Dry Trailer with showers, lockers, washer and dryer, and sewage holding tank
Weldco-Beales Jib Boom (950 Loader Attachment)	5,000 pound capacity bridge trolley with 3 ton manual chain hoist
Cat 966C Loader	Fine Ore Bin 1 (15 ft dia. x 20 ft H. 88 ton live)
Komatsu Hydraulic Excavator 66" clean out bucket, 36" digging bucket	Fine Ore Bin 2 (18x22 ft da x 19 ft H, 155 ton live) (elliptical)
75 ton Shop Press	Slot Feeders (2) (24 inch, variable speed, 3HP)
Hydraulic Hose Press	Ball Mill Feed Conveyor – (24 inch, fixed speed, 3HP)
Drill Steel Tapering Machine	Ball Mill (6.5 ft dia x 6 ft L Marcy rubber lined, 150HP)
2 Ton Folding Engine Crane	Duplex Jig (16" x 24" Denver, 3HP)
Lincoln SA25D Diesel Welder	Cyclone Feed Pump (3x3x10 SRL, 15HP)
Jet JDP 17" Floor Drill Press	Cyclone (MINPRO-Technequip 10 inch)
Miller 140 Electric Welder	Jig Concentrate Pump (1.5 inch Sala Vertical, 3HP)
Water Tiger Arsenic Treatment Plant, 8 litre/sec capacity	Shaking Table (Deister 6ft x14' diagonal deck, 3HP)
Stancor 30 hp submersible pump	Table Tailings Sump Pump (1.5 inch Galigher vertical, 7.5 HP, pumps to storage tank)
Atlas Copco GA 1407 Screw Compressor, 200HP, Skid mounted	Drying Oven
Ingersol Rand Air Compressor 900CFM@150psi, Cummins M11 300C diesel engine	Table Middlings Pump (1.5 inch Sala Vertical, 5HP)
Quincy QSI-1000 Rotary Screw Air Compressor - 200 hp; 1014cfm @ 110 psig; with Variable Capacity Controller	Conditioner Unit Cell (100 cu ft Wemco, 15HP)
Joy 1600CFM Portable air compressor	Rougher Cells (Bank of 5 MINPRO F15 DRs, 3 x 5HP)
2001 Ford EP5261 Emergency Transport Vehicle	Scavenger Cells (Bank of 5 MINPRO F15 DRs, 3 x 5HP)
Defibtech Lifeline AED Portable Defibrillators	Flotation Blower (220 cfm @ 16oz/sq in. New York, 3HP)
Scott 4.5 SCBA Cylinders for firefighting (16)	1.5 inch Galigher Vertical, 3HP Rougher/Scavenger Conc. Pump
Scott AirPak 4.0 for firefighting (8)	Cleaner Cells (Bank of 4 MINPRO F15 Sub A, 2 x 5HP)
Striker II – Plus for firefighting (2)	Cleaner Cone Pump (1.5 inch Sala Vertical, 3HP)
Water Supply Trailers for firefighting (Double axle trailer with 1,000 gal tank, 500 gpm pump, 4" suction hoses and fittings) (2)	Cleaner Tailing Pump (1.5 inch Galigher Vertical, 3HP)
1,000 gal double wall fuel tanks (3)	Flotation Tailing Pump, stage 1 (2 x 2 x 10 SRL, 7.5HP)
Cummins 125KW enclosed generator w/ 225 KVA Transformer 480 W	Flotation Tailing Pump, stage 2 (2 x 2 x 10 SRL, 7.5HP)
Cummins DQHAA 5787741 Diesel Genset. 250KW, PF=.8, 312.5 KVA, 300.7A, 347/600V (on skid)	Flotation Tailing Pump, stage 3 (2 x 2 x 10 SRL, 7.5HP)
Cat 950 Loader	Floatation Tailing Pump, stage 4 (2 x 2 x 10 SRL, High Pressure Casings, 7.5 HP)
Kubota RTV1140 UG ETV with rescue skid, fire suppression and engineered ROPS/FOPS	Concentrate Thickener (10 ft dia., Denver, est. 1 HP)
JCI 250M 2.5yd Scrooptram Deutz F5L-413 Engine (Scoop #2 and #3)	Concentrate Storage Tank (6 ft D X 6 ft H)
JCI 922D 1.25 yard Scrooptram Deutz F6L-912W (Scoop # 1)	Concentrate Storage Tank Agitator (MINPRO, 5HP)
Wagner ST-2D 2 yard Scrooptram Deutz F6L-912W (Scoop # 4)	Vacuum Pump (4X4 SIHI)
BIOPAK 240R for mine rescue (7)	Filtrate Pump (2 x 1.5 Hayward Gordon AB6, 5HP)
O2 Cylinder for BIOPAK 240R for mine rescue (12)	Stock Tank Pump (2 x 2 x 10 SRL, 3HP)
Rescue Harnesses (6)	Drum Filter (4X4 MINPRO (Peterson), variable speed, 1HP)
30 ton Pull Tester	Thickener Underflow Pump (2" Sandpiper High Pressure Pump)
Canun/Secan Jackleg Drills (12)	Platform Scale (GSE 465, 2,000KG x 0.5KG)
2 boom rubber tired long tom, 9' boom, Secan adapter (2)	Process Water Pump (Goulds 2 x 3 x 10, 7.5HP)
Canun Lubricators (10)	High Pressure Gland Water Pump (Grundfos CR15-05, 10HP)
Canun/Secan Stoper Drills (9)	Gland Water Standby Pump (Grundfos CR10-08, 7.5HP)
2 Drum air powered Large Slusher (2)	Flotation Area Sump Pump (1.5 inch Galigher, 3HP)
2 Drum air powered Small Slusher	Air King model 552, 15HP Instrument Air Compressor
Tuggers D6U (4)	Process Water Tank 1 (Used for settling suspended solids, 8 ft dia. X 8 ft H, overflows to tank 2)
2,000lb (1 ton) Gardner Denver Tugger	Process Water Tank 2 (6.5 ft dia. X 8 ft H, supplies process water pump.)
Ingersol Rand Tugger Hoist	Gland Water Tank (39 inch dia. X 3.5 ft H, receives clean water from Crown shaft pump)
Leica Total Station Survey Instrument with accessories	LMI Xanthate Metering Pump
Auto 2001B PL Loci Battery, 20 cell, 40 V (2)	LMI Frother Metering Pump
Auto 2001B PL Loci Battery, 40 cell, 80 V (5)	LMI Flocculent Metering Pump
~30 cu. ft rocker side dump mine cars (5)	Xanthate Mix Tank (45 gal plastic drum)
Flat car, 24" gauge	Frother Mix Tank (45 gal plastic drum)

Item	Item
Mancha Locomotive 4 Ton Loci, 24"-29", battery	Flocculent Mix Tank (45 gal plastic drum)
Mancha Locomotive 1.5 ton Loci, 24" gauge	Triple Beam Balance Scale
Mancha Locomotive 4.5 ton Loci	PLC system
Mid West Combustion Air Heater model APX 1.5	Emergency Generator (Diesel powered, 30KVA, provides emergency power for tailings pumps)
30 hp electric fans (5)	Tailings Pond Pipe (HDP 3’ lines, 6,000 feet) (2)
16’ air driven fan	13 hp Flygt pumps (2)
20 hp electric fans (4)	Welding Fume Exhaust (Nederman)
MSA Solaris Multigas Detector (2)	Diaphragm Pump (Pump 2000 (inlet / discharge)
Vane Anemometer	FLSmidth Knelson Concentrator
Velometer	Mill Lunchroom Rapid Cool air filtration system with inline heater
Sandpiper High Pressure Pump (UG Sumps)	2" BE Honda Trash Pump
Wilden 8M Pumps (UG Sumps) (2)	2" BE Honda High Pressure Pump
Wilden M4 Pump (UG Sumps)	4" BE Honda Trash Pumps (2)
Sandpiper Water Pumps (UG Sumps) (2)	Yamaha EF4000DX Gas Generator
Torque Wrenches (2)	HDPE Fusing Machine
NQ Drill Bits (5)	Inductotherm Furnace with controls and cooling tower
EF-50 Drill SN DDM-001 Surface Drill	Grizzly (9 inch spacings)
Hydracore 2000 U/G 75hp Underground Drill	Refining Furnace (Custom Made, Propane fired, Pot style, uses #40 crucible)
Bazooka Drill	Refining Exhaust Fan
Rod Sloop Sled	10 ton Live Receiving Dump Bin (6 x 14 x1 2 & 6 ft deep, steel)
900’ Wireline Winch	30’ x 48’ Syntron Vibrating Feeders (2)
20gpm Hydraulic Water / Mud Pump	Dump Bin Discharge Conveyor 1 (36 inch, 10 HP)
Hydraulic Mud Mixer	Coarse Ore Bin (18 ft dia x 18.5 ft H. 100 ton live)
Reflex Instruments Surveying Tool	Jaw Crusher Feed Conveyor 2 (24 inch, variable speed, 7.5HP)
Jaw Crusher (sample prep)	Dings Permanent Tramp Steel Magnet
Cone Crusher (sample prep)	12" x 30" Sawyer Massey, 50 HP Jaw Crusher
Sample Splitter (sample prep)	Crusher Discharge Conveyor 3 (24 inch, 7.5HP)
Pulverizer (sample prep)	Dillon Triple Deck Vibrating Screen, 7.5 HP, 5ft W x 12ft L
Drying Ovens (sample prep) (2)	Screen Oversize Conveyor 4 (24 inch, 7.5HP)
Anachemia Microbalance	3ft Symons short head cone crusher, 100 HP
Estrin Fire Assay Furnace	Fine Ore Conveyor 5 (24 inch, 7.5HP)
Estrin Fire Assay Furnaces (spares for parts) (2)	AAF RotoClone Wet-type Dust Collector, size 4, 20HP
Oxygen meter

Mineral Reserve Estimates

There are currently no mineral reserves on the property.

Mineral Resource Estimates

The estimates described below are for Mineral Resources and are categorized as Measured, Indicated or Inferred according to the CIM Definition Standards for Mineral Resources and Mineral Reserves, as adopted on November 27, 2010. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimates are not categorized as Mineral Reserves at this time since they do not take into account other economic factors including mining outlines or mining recovery. However, a reasonable requirement of a minimum mining width is incorporated in the estimate by compositing assays to a minimum mining width of 1.2 meters (4 feet), and by addition of 10% dilution at zero grade to each resource model.

The table below lists the diluted resources for the Bralorne property as at August 31, 2012, as published in the most recent independent technical report. The key assumptions, parameters, and methods used to estimate the mineral resources are described in that report.

Resource Estimate (Diluted) - Effective date: August 31, 2012:

We advise U.S. investors that while the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of a mineral resource will ever be converted into reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources reported represent estimated contained metal in the ground and have not been adjusted for metallurgical recovery. The potential exploration for and evaluation of mineral resources may be materially affected by legal, political, environmental or other risks.

Under National Instrument 43-101, BGM is required to disclose that it has not based its extracting and processing resources decisions on NI 43-101-compliant reserve estimates, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. BGM's decision to extract and process resources, expand a mine, make other extracting- and processing-related decisions, or otherwise carry out mining and processing activities is largely based on internal non-public Company data, and on reports based on exploration and mining work by BGM and by geologists and engineers engaged by BGM.

Bralorne Mine – Resource Depletion

Since the date of the resource estimate, mining activities at Bralorne continued to explore the BK-3 Upper zone and deplete a number of resource blocks. A total of 51,767 tonnes at an estimated grade of 8.7 gram per tonne gold was extracted from the resource.

Exploration

Diamond Drilling

Annual drilling is summarized in the table below. From 2009 to 2013, a total of 99 holes totaling 15,936 metres were drilled on the Bralorne property from underground and surface .

After the acquisition of BGM by Avino in 2014, surface drilling was carried out totaling 1,054.3 meters on 10 holes in the Prince and Shaft veins.

Summary of drilling performed between 2009 and 2014:

Year	Type	Number of Holes	Total Meters	Core Size
2009	Surface	16	3,658.9	NQ
2010	Surface	11	2,655.4	NQ
2011	Surface	29	5,024.3	NQ
	Underground	5	902.2	NQ
2012	Surface	2	569.1	NQ
	Underground	25	2,391.5	NQ
2013	Underground	11	734.4	NQ
2014	Surface	10	1,054.3	NQ

Underground Advancement / Exploration

The Bralorne underground mine is operated under British Columbia Ministry of Energy and Mines Permit M-207. This permit was based on a mine plan for an underground operation of 200 tonnes per day, with the potential to increase up to up to 450 tonnes (approximately 500 tons) per day.

Underground advancement in the form of drifting, raising and stoping was carried out in the area of the discovery made in 2006 on the BK zone. Stope mining (stoping) was performed using the shrinkage method. In this approach, raises are driven in the material under geological control from the sill horizon at horizontal intervals dictated by the continuity of the material zone and connected to drifts at the upper end of the stope for access and ventilation. The material is excavated in horizontal slices from the bottom of the stope and advancing upwards. Part of the broken material is mined out of the stope and the remaining material acts as a working platform for mining the next lift and also to support the stope walls. Approximately 35 to 40% is drawn out during mining advancement and when all the material has been broken within a stope the remainder is extracted. This approach results in limited extraction during mining, but a significant increase in the extraction rate from each stope when all the material is broken. As a result of this process, a number of stopes will be in a breaking mode while a number will be in a pulling mode to ensure continuous feed to the plant.

A total of 1,283.2 meters of drifting, 618.6 meters of raising and 6,884.5 tonnes of material were mined from stopes in 2012 and 2013. In 2014, underground advancement continued in the BK zone, with 546 meters (1,791 feet) of exploration drifting along veins on the 3700, 3800, 3840 and 3900 elevation sublevels, and 155 meters (510 feet) of waste drifts in extraction drifts and draw points for mining. Exploration advancement on veins was carried out on the 3700 and 3900 levels, including 310 meters (1,016 feet) of raises. The table below summarizes the underground advancement carried out in the BK zone from 2009 to 2014.

Summary of underground exploration advancement – BK zone:

Year	Location	Type	Amount	Units
2009	BK Portal	Trackless Decline (11'x9')	391.8	ft.
	Taylor Access	Trackless Drifting (track installed) (11'x9')	431.0	ft.
	BK Exploration Raises	Raising (5'x5')	216.2	ft.
2010	Taylor Access	Trackless Drifting (track installed) (11'x9')	459.1	ft.
	8L BK (ext./DP)	Track Drift (6'x7')	699.1	ft.
	BK Exploration Raises	Raising (5'x5')	20.0	ft.
	BK Stope (lifts)	Stoping	4,434.6	tons
	8L North Drifting	Track Drift	245.0	ft.
	North Subdrifting	Subdrift	567.6	ft.
	North Slot Raises	Slot Raising in Stope	477.2	ft.
	North Vein Stoping	Stoping	650.6	tons
	Taylor Access	Underground Rehab	368.0	ft.
2011	BK Stope (lifts)	Stoping	7,966.7	tons
	North Slot Raises	Slot Raising in Stope	118.5	ft.
	North Stoping tons/slashes	Stoping/slashes	153.0	tons
	Alhambra DD Cutout	Cut out from track drift	11.7	ft.
	Pass Raise and Chute	Raising (6'x5')	382.6	ft.
	Manway Raise	Raising (6'x5')	90.4	ft.
	BK Portal Ramps	Trackless Decline / Incline (11'x9')	1,560.1	ft.
	Alhmabra Drift	Underground Rehab	222.7	ft.
	Sumps and Remucks	Trackless Drifting (11'x9')	168.6	ft.
	BK Access	Trackless Drifting (11'x9')	71.5	ft.
	BK Refuge	Trackless Drifting (11'x9')	32.6	ft.
	BK Safety Bays	Jackleg Drifting (5'x6')	66.0	ft.
2012	BK Portals	Trackless Decline / Incline (11'x9')	472.0	ft.
	Sumps and Remucks	Trackless Drifting (11'x9')	40.0	ft.
	BK Access	Trackless Drifting (11'x9')	206.4	ft.
	BK Safety Bays	Jackleg Drifting (5'x6')	20.0	ft.
	Extraction Drifts	Trackless Drifting (11'x9')	370.0	ft.
	Drawpoints	Trackless Drifting (9'x9')	199.0	ft.
	Drifts	Trackless Drifting (8'x9')	1,652.1	ft.
	Stope Manway Raises	Raising (6'x5')	693.1	ft.
	Manway Raises	Raising (6'x5')	394.7	ft.
2013	BK Access	Trackless Drifting (11'x9')	31.7	ft.
	Sumps and Remucks	Trackless Drifting (11'x9')	6.0	ft.
	Exploration Raises	Raising (6'x5')	876.4	ft.
	Stope Manway Raises	Raising (6'x5')	65.2	ft.
	Drifts	Trackless Drifting (8'x9')	443.8	ft.
	Subdrift	Trackless Drifting (6'x6')	171.7	ft.
	Extraction Drifts / Drawpoints	Trackless Drifting (11'x9')	462.5	ft.
	BK Portal	Trackless Decline / Incline (11'x9')	134.9	ft.
	BK Stopes	Stoping	7,588.9	tons
2014	Drifts	Trackless Drifting (8'x9')	1,791.0	ft.
	Extraction Drifts / Drawpoints	Trackless Drifting (11'x9')	510.0	ft.
	Exploration Raises	Raising (6'x5')	1,016.0	ft.
	BK Stopes	Stoping	20,953.9	tons

Exploration and Advancement Plan

The general plan for advancement of this property is to continue to explore for additional resources and to increase the processing rate from the current trial scale of approximately 100 tons per day towards the 500 tons per day projected in the original plan on which mine permit M207 was based.

The 2012 technical report recognized that the Bralorne mine extracts and processes resources and has the potential for delineating additional resources below the area presently being mined. Thus there is opportunity for continued extracting and processing and the potential for expanded extracting and processing should these resources be delineated. The process of resource expansion combined with operational expansion, if applicable, should be completed in a controlled manner. The recommended expansion program at the time of the 2012 technical report had a cost estimate of CAD $17,963,000 (Beacon Hill, 2012).

Subsequent to acquiring BGM, Avino engaged consulting professional engineers to re-evaluate the mine plan and make recommendations on how best to expand activities at the property. Specifically, a mechanized approach to mining is to be further evaluated to potentially increase extraction and processing levels, and a TSF raise is being reviewed to provide capacity for additional tailings.

Trial Gold Extraction and Processing

Between 2010 and 2014, a total of 83,462 tonnes of material were extracted from the underground mine for mill feed at an estimated grade of 10.01 grams of gold per tonne, and 7,025 tonnes at an estimated grade of 3.44 grams of gold per tonne were extracted from surface stockpiles.

BGM operated the processing plant from May 2011 until December 2014. The output of the plant consisted of gold and silver in doré bars and flotation concentrate, with gold making up the majority of sales. BGM sold to refiners and concentrate traders to offset the costs of exploration and advancement work.

Between 2011 and 2014, BGM produced a total of 18,436 ounces of gold, of which 10,670 ounces were contained in gold doré and the balance contained in flotation concentrate. These totals include 590.1 ounces produced after the acquisition of BGM by Avino in 2014.

As a result of unseasonably high temperatures and rainfall in December 2014, management decided to place the Bralorne mill on care and maintenance until a decision is made with respect to treatment of the tailings, which is expected in the second quarter of 2015. In the interim, extensive exploration drilling was performed, maintenance was conducted on the mill and the underground rail infrastructure, and underground advancement continued in anticipation of the mill restart. Additionally, two new scoop trams have been ordered and are expected to arrive in time for the mill’s reopening, and the search is underway for a new surface loader. Strategic planning alternatives, including new mining methods tailored to the attributes of the Bralorne resource, are being evaluated with input from independent engineering firms SNC Lavalin and Entech Mining. The Company has opened lines of communications with First Nations groups and management continues its efforts to build meaningful progressive relationships with its stakeholders. Should exploration drilling lead to potential new resources, Avino will consider expanding the existing mine and mill infrastructure.

The table below presents material mined, material processed, concentrate and doré bars produced, concentrate and doré bars sold, and average realized pricing for the Bralorne Mine property since the acquisition by Avino in October 2014:

		2014
		Bralorne Mine
Mined
	tonnes	3,865
	Gold (g/t)	7.4
Processed
	tonnes	4,900
	Gold (g/t)	3.97
Doré Bar Produced
	Gold (oz)	291.84
Doré Bar Sold
	Gold (oz)	428.85
Average Realized Pricing - Doré Bar
	Gold (US$/oz)	1,187.78
Concentrate Produced
	tonnes	77.32
	Gold (g/t)	120.00
Concentrate Sold
	tonnes	108.72
	Gold (g/t)	112.80
Average Realized Pricing – Concentrate
	Gold (US$/oz)	1,215.53

Environmental

The Bralorne mine holds two permits under the Environmental Management Act of British Columbia authorizing effluent discharge from the processing plant and from specific drainage and seepage points, and also for air contaminants related to processing. These permits are administered by the British Columbia Ministry of Environment (MOE).

Permit 14479 was issued by the MOE on March 31, 2011 and authorizes discharge of air contaminants. Permit 14480 was issued by the MOE on March 30, 2011 and was amended in 2013 and 2015. This permit authorizes discharge of effluent to a tailings impoundment, the ground, and Cadwallader Creek, subject to specified terms and conditions. The maximum rate of discharge permitted is 500 cubic meters per day and the authorized discharge period is continuous.

Permit 14480 requires mine drainage water, which includes arsenic, to be pumped to the TSF. The approved amendments in 2013 and 2015 allow treatment of this water to reduce the arsenic content and allow discharge of treated water during specific times of the year subject to certain terms and conditions (see “Item 3.D.: Key Information – Risk Factors – Operating hazards and risks”).

Costs Incurred to Date

The table below for the period from acquisition on October 20, 2014 to December 31, 2014 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements.

	Exploration and Evaluation Expenditures	Capital Expenditures	Operating and Administrative Expenses*	Total
2014	875,057	91,313	159,413	1,125,783
Total	875,057	91,313	159,413	1,125,783

*Operating and administrative expenses do not reflect other income or expense or other comprehensive income or loss.

Below is a table summarizing the estimated planned future costs for 2015. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Operating Expenses	Capital Expenditures	TOTAL
2015	$2,000,000	$3,000,000	$5,000,000

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

Subsequent to December 31, 2014, the Company’s option purchase and assignment agreement with Benz Mining Corp. (“Benz”) was terminated, and Avino now holds unencumbered title to and ownership of the property. Up to the termination date, Benz had met its obligations by incurring exploration expenditures of at least $100,000 and issuing 50,000 shares to Avino.

Proposed Work Program. No further work is proposed at this time.

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

Proposed Work Program. No further work is proposed at this time.

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

Avino drove an adit on the Veta Grande (“Big Vein”) in late 1995. Values of silver and gold were sub-economic. The adit was stopped at a length of approximately 300 meters before it reached the main shoot described in the 1995 report. Three holes were drilled below the adit, for which assays are unavailable.

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

In July 2014, the Company’s option and joint venture agreement with Endeavour Silver Corp. was terminated. Up to the termination date, Endeavour had met its obligations by incurring exploration expenditures of at least US$300,000 and making option payments of US$50,000.

Proposed Work Program. No further work is proposed at this time.

Other Properties (Durango, Mexico) – Not Active

Avino also has mineral rights for 5 other properties in the Durango State of Mexico, described below:

The El Hueco property, located near Silver Standard’s Pitarilla mine close to the town of Santiago Papasquiaro is comprised of 5 adjoining concessions and covers approximately 1,312.42 hectares. Avino assembled the land package between 1999 and 2005.

The Ana Maria property, located near Gomez Palacio, consists of 9 adjoining concessions and covers approximately 2,545 hectares. Avino assembled the land package in 2001 and 2002.

The La Potosina, El Fuerte and Aranjuez concessions, used to be contiguous with the Avino Mine property where the bulk of the work has been taking place, but claims in between these mining concessions and the Avino Mine property have been dropped.

Avino considers these properties to be of merit, but has no current plans for exploration and evaluation at this time.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2014, 2013 and 2012 included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) for the years ended December 31, 2014, 2013 and 2012.

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

A. Operating Results – San Gonzalo Mine

The fiscal year ended December 31, 2012 saw Avino transition from exploration activities to extraction and processing of resources at levels intended by management in addition to exploration activities. On October 1, 2012, the Company declared extracting and processing resources at levels intended by management had been achieved at the San Gonzalo mine. The mine has continued to operate in this manner through 2014 and into 2015.

Operating results from the first 3 fiscal years are as follows:

	2012 Total	2013 Total	2014 Total
Total Mill Feed (dry tonnes)	19,539	78,415	79,729
Feed Grade Silver (g/t)	259	288	337
Feed Grade Gold (g/t)	1.04	1.34	1.88
Bulk Concentrate (dry tonnes)	538	2,431	2,545
Bulk Concentrate Grade Silver (kg/t)	7.44	7,704	8.86
Bulk Concentrate Grade Gold (g/t)	26.33	31.6	45.7
Recovery Silver (%)	79	83	84
Recovery Gold (%)	70	73	78
Mill Availability (%)	94.4	95.2	96.5
Total Silver Recovered (kg)	4,000	18,732	22,548
Total Gold Recovered (g)	14,161	76,904	116,338
Total Silver Recovered (oz) calculated	128,607	602,233	724,931
Total Gold Recovered (oz) calculated	455	2,473	3,740
Total Silver Equivalent Recovered (oz)	157,044	751,462	958,702

For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill processing figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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

In April 2013, Avino commissioned a second 250 TPD circuit at the processing facility and began processing remaining above ground Avino Mine stockpiles. The stockpiles were processed using Mill Circuit 2 for the remainder of 2013.

During 2014, the stockpiles continued to add economic ounces to Avino’s production profile. During the year, the stockpiles accounted for approximately 20% of the processing output from the Avino Property. The stockpiles were processed for the majority of the year using the 250 TPD Mill Circuit 2. In September 2014, Mill Circuit 2 transitioned to processing new underground material from the Avino Mine. Processing of the stockpiles resumed in mid-November when the material was used for start-up commissioning of Mill Circuit 3.

Processing results from 2013 and 2014 are as follows:

	2013 Totals	2014 Totals
Total Mill Feed (dry tonnes)	54,136	96,032
Feed Grade Silver (g/t)	85	92
Feed Grade Gold (g/t)	0.83	0.59
Bulk Concentrate (dry tonnes)	636	1,112
Bulk Concentrate Grade Silver (kg/t)	4.69	5.31
Bulk Concentrate Grade Gold (g/t)	37.7	33.1
Recovery Silver (%)	74	67
Recovery Gold (%)	61	65
Total Silver Recovered (kg)	2,981	5,903
Total Gold Recovered (g)	23,953	36,782
Total Silver Recovered (oz) calculated	95,482	189,800
Total Gold Recovered (oz) calculated	770	1,183
Total Ag Eq. (oz) calculated*	143,778	263,710

For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill processing figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Mine

In the fourth quarter of 2014 the Company completed its Avino Mine and mill expansion. Initially, new material from underground at Avino was processed on a limited scale using the existing 250 TPD Mill Circuit 2. By year end, rehabilitation of the 1,000 TPD Mill Circuit 3 had been completed and sufficient material had been stockpiled; on January 1, 2015, full scale testing of both material and equipment commenced.

Accordingly, 2014 year end totals from the Avino Mine are reported as follows:

2014 Totals
Tonnes Mined	19,273
Underground Advancement(m)	788
Total Mill Feed (dry tonnes)	25,990
Feed Grade Silver (g/t)	77
Feed Grade Gold (g/t)	0.38
Feed Grade Copper (%)	0.60
Copper Concentrate (dry tonnes)	607
Copper Concentrate Grade Silver (kg/t)	2.81
Copper Concentrate Grade Gold (g/t)	13.17
Copper Concentrate Grade Copper (%)	22.8
Recovery Silver (%)	86
Recovery Gold (%)	81
Recovery Copper (%)	89
Total Silver Recovered (kg)	1,704
Total Gold Recovered (g)	8,001
Total Copper Recovered (kg)	138,535
Total Silver Recovered (oz) calculated	54,794
Total Gold Recovered (oz) calculated	257
Total Copper Recovered (lbs)	305,417
Total Ag Eq. (oz) calculated*	119,738

*A silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper output became payable and a ratio of 6.25 lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill processing figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Developments for 2013 and 2014

San Gonzalo Mine

Mine exploration and advancement at San Gonzalo had a successful year and included the discovery of significant additional mineralization along strike to the Southeast of levels 3 thru 6. These areas had not previously been considered for mining. In 2015, we look forward to another year of consistent extracting and processing from San Gonzalo as we continue to explore the surrounding area.

Avino Mine

Following several years of rehabilitation, in Q4 2014 the Company completed its Avino Mine and mill expansion. This significant milestone represents the first mining activity since the mine closed in 2001 due to low metals prices and the closure of the smelter in San Luis Potosi. Initially, new material from underground at Avino was processed on a limited scale using the existing 250 TPD Mill Circuit 2. By year end, rehabilitation of the 1,000 TPD Mill Circuit 3 had been completed and sufficient material had been stockpiled; on January 1, 2015, full scale testing of both material and equipment commenced. To service the mine a new jumbo and scoop along with a generator, shotcrete machine and air compressor were acquired in 2014. In 2015, we expect to finalize plans to build a new tailings storage facility and complete the new 20 km power line to service both mines and all three mill circuits.

Between 1998 and 2000, prior to the suspension of mining activities, annual output averaged 933,240 ounces of silver, 7,537 ounces of gold, and 3,236,732 pounds of copper. Avino expects similar long-term annual output from the Avino Mine going forward, and is excited to see the long term impact on its extracting and processing profile.

Avino Mine Historical Stockpiles

The Avino Mine Historical Stockpiles continue to add low cost ounces to Avino’s extracting and processing profile. In 2014, the stockpiles accounted for approximately 20% of the extracting and processing output from the Avino Property. The stockpiles were processed for the majority of the year using the 250 TPD Mill Circuit 2. In October 2014, Mill Circuit 2 transitioned to processing new underground material from the Avino Mine. Processing of the stockpiles resumed in mid-November when the material was used to commission Mill Circuit 3. The stockpiles, as well as stockpiled material from the San Gonzalo Mine, will continue to be processed using Mill Circuit 2 for the foreseeable future to ensure that the processing plant is running at full capacity.

Exploration

While the Avino Mine expansion was the primary focus during the year, the search for new ounces was also a high priority. The 2014 drill program, which included both surface and underground drilling, was focused on the area around the San Gonzalo mine and totalled 1,257 meters through 15 holes. Results from the drill program will be released once completed.

The Avino Property, which is located on the outer edge of a massive volcanic caldera, is host to dozens of small shallow mines from previous eras. In the coming years, Avino is committed to further regional exploration with the goal of locating the feeder system that created the numerous vein systems that fed the previous mines and that still permeate the property.

Many of the known veins on the property splay from the southeast corner of the claim block and trend in a northwesterly direction. The area that appears to be the focal point of the mineralization is known as Cerro San Jose and will be explored extensively in the future. The near term objective for exploration is to add mill feed near existing mine workings at the San Gonzalo and Avino Mines. Two such targets are the Guadalupe and Aguila Mexicana vein systems which have been successfully intersected in the past and could theoretically be accessed underground through the existing San Gonzalo Mine workings. Plans for 2015 drilling will be released once the budget is complete.

Acquisition (Bralorne Gold Mines Ltd.)

On August 1, 2014, the Company signed an arrangement agreement with Bralorne Gold Mines Ltd. (“Bralorne”) to acquire all of the outstanding shares of Bralorne which the Company did not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bralorne holds an undivided 100% interest in the Bralorne gold mine project in British Columbia.

Results of Operations

Twelve months ended December 31, 2014 compared with the twelve months ended December 31, 2013

Revenues

Revenues for the year ended December 31, 2014 were $19,297,953. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles. Revenues for the comparable year were $16,094,701. The increase in revenues of $3,203,252 in the current year can be attributed to higher grades at San Gonzalo and a significant increase in tonnes processed and sold from the historical stockpiles. During the year ended December 31, 2014 for the Avino property, the Company produced 4,264 tonnes of bulk silver/gold/copper concentrate and recognized revenues of $19,297,953 on the sale of 3,129 tonnes of bulk silver/gold concentrate for a gross profit of $7,904,549. Metal prices for revenues recognized during the year ended December 31, 2014, weighted by dollar of revenue recognized, averaged US$19.04 per ounce of silver and US$1,266 per ounce of gold. The increase in revenue compared to 2013 is attributable to an increase of approximately 20% in the volume of minerals sold (primarily due to improved grades), a weighted-average decrease of approximately 11% in the average realized prices of the minerals sold, and a strengthening of the U.S. dollar against the Canadian dollar and Mexican peso.

Operating and administrative expenses

Operating and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion as well as share-based payments and were $4,143,516 for the year ended December 31, 2014 compared to $4,247,431 for the year ended December 31, 2013, a decrease of $103,915. While operating and administrative expenses were relatively consistent with the previous year, they are generally subject to indirect fluctuation with mine operating income due to infrequent events such as share-based payments.

Earnings for the year

The earnings for the year ended December 31, 2014 were $2,514,169 compared to $848,212 for the year ended December 31, 2013, an increase of $1,665,957. 3. Net income was higher in 2014, primarily due to higher revenues as described above and the fair value adjustment on the warrant liability. Income before tax was $4,881,915; however, this was reduced by current income tax expense of $1,820,970 and non-cash deferred income tax expense of $546,776. During 2014, the Company utilized the balance of its non-capital tax loss carry forwards in Mexico.

Twelve months ended December 31, 2013 compared with the twelve months ended December 31, 2012

Revenues

Revenues for the year ended December 31, 2013 were $16,094,701. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles. Revenues for the year ended December 31, 2012 were $2,255,376. Revenues for the year ended December 31, 2012 were lower as there was only two months of processing material available for sale. Further, revenues for the year ended December 31, 2013 reflect concentrate sales from the Avino stockpiles which commenced in April 2013, and there were no such sales in the year ended December 31, 2012. During the year ended December 31, 2013, the Company produced 3,067 tonnes and sold 3,120 tonnes of bulk silver/gold concentrate for a gross profit of $7,126,292. Metal prices for revenues recognized during the year, weighted by dollar of revenue recognized, averaged US$22.59 per ounce of silver and US$1,342 per ounce of gold.

Operating and administrative expenses

Operating and administrative expenses were $4,247,431 for the year ended December 31, 2013 compared to $1,929,746 for the year ended December 31, 2012, an increase of $2,317,685. The increase is comprised of an increase of $643,268 and $214,273 in salaries and benefits and office and miscellaneous expenses respectively due to an increase in resource extraction and processing activities. The Company also recorded an increase in share-based payments of $889,954 as there were 650,000 options issued during the year ended December 31, 2013. These increases were marginally offset by a decrease of $52,089 in investor relations expenses due to a decrease in marketing initiatives.

Earnings (loss) for the year

The earnings for the year ended December 31, 2013 were $848,212 compared with a loss of $1,263,178 for the year ended December 31, 2012, an increase $2,111,390. Net income was higher in 2013 due to achieving a full year of extraction and processing activities at San Gonzalo. Income before tax was $3,409,212, however, this was significantly reduced by non-cash deferred income expense of $2,518,453. The 2013 deferred income tax expense was largely attributed to the enactment of the new special mining duty in Mexico.

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

Management expects that ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet our objectives, including the re-opening of the Avino Mine. We continue to evaluate financing opportunities to advance our projects. Our ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper and other factors outside of our control and there is no guarantee we will be able to secure any or all necessary financing in the future.

In February 2014, we closed a brokered public offering of our common shares for gross proceeds of US$5,000,000 and an at-the-market public offering of our common shares for gross proceeds of US$5,741,668. These funds have been used for advancing the Avino Mine and for our mining activities in Mexico, as well as for general working capital requirements.

Since July 2014, we received gross proceeds of US$1,843,593 in connection with a brokered at-the-market offering issued under a prospectus supplement. The proceeds are intended to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In December 2014, we renewed our master credit facility with Caterpillar Finance for US$5,375,400 in order to acquire equipment necessary for advancing extracting and processing activities at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine. As of May 5, 2015, we had US$1,959,386 in available credit remaining under this facility.

Discussion and analysis relating to our liquidity as at December 31, 2014 and December 31, 2013 is as follows:

Statement of Financial Position	December 31, 2014	December 31, 2013
Cash and cash equivalents	$4,249,794	$3,839,595
Working Capital	6,617,877	5,950,740
Accumulated Deficit	25,924,356	28,502,464

Cash and cash equivalents comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

At December 31, 2014, $209,820 of the $4,249,794 of cash and cash equivalents was held by our Mexican subsidiaries. If these funds were needed for our operations in Canada, we would be required to accrue and pay Canadian taxes (to the extent we no longer had Canadian tax loss carryforwards available) to repatriate these funds. However, our intent is to permanently reinvest these funds back into our Mexican subsidiaries and our current plans do not demonstrate a need to repatriate them to fund our Canadian operations.

Cash Flow	December 31, 2014	December 31, 2013
Cash generated by operating activities	$2,855,957	$3,983,352
Cash generated (used) by financing activities	11,305,179	(38,346)
Cash used by investing activities	(13,804,382)	(4,128,467)
Increase (decrease) in cash and cash equivalents	356,754	(183,461)
Effect of exchange rate changes on cash and cash equivalents	53,445	(12,929)
Cash and cash equivalents, beginning of the year	3,839,595	4,035,985
Cash and cash equivalents, end of year	$4,249,794	$3,839,595

Operating Activities

Cash generated by operating activities for the year ended December 31, 2014, was $2,855,957 compared to cash generated by operating activities of $3,983,352 for the year ended December 31, 2013. Cash generated by operating activities fluctuates with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by financing activities was $11,305,179 for the year ended December 31, 2014 compared to cash used of $38,346 in the year ended December 31, 2013, an increase of $11,343,525. Cash generated by financing activities for the year ended December 31, 2014 relates to the issuance of common shares and units in three brokered share offerings and upon the exercising of stock options. During the year ended December 31, 2014, the Company issued common shares and units in brokered offerings generating net cash flows of $11,940,920 (2013 – $nil), and employees, consultants, and directors exercised stock options generating cash flows of $307,937 (2013 – $297,185). During the year ended December 31, 2014, the Company also made finance lease payments of $943,678 (2013 - $335,531).

Investing Activities

Cash used in investing activities for the year ended December 31, 2014, was $13,804,382 compared to $4,128,467 for the year ended December 31, 2013. Cash used in investing activities during the year ended December 31, 2014 includes cash expenditures of $5,472,774 (2013 - $3,315,192) on the acquisition of property and equipment. Equipment purchases included new mining, milling and processing, and transportation equipment for the Company’s San Gonzalo Mine and the Avino stockpiles. In addition, the Company acquired equipment to refurbish Mill Circuit 3 and to advance the dewatering and refurbishment of the Avino underground mine. Cash expenditures on equipment also include down payments on equipment acquired under finance leases. During the year ended December 31, 2014, the Company also incurred cash expenditures of $11,853,024 (2013 - $901,912) on exploration and evaluation activities relating to the Avino Mine, and on the acquisition and evaluation of the Bralorne Mine.

C. Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D. Trend Information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, extracting and processing activities, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As at December 31, 2014, the Company had the following contractual obligations:

	Payment due by period
	Total	1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$3,968,646	$3,968,646	-	-	-
Minimum rental and lease payments	491,647	301,121	112,112	22,179	56,235
Finance lease obligations	3,579,696	1,362,766	1,836,883	380,047	-
Total	$8,039,989	$5,632,533	$1,948,995	$402,226	$56,235

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

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and evaluation drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3.D.: Key Information – Risk Factors, and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future levels of extracting and processing resources; capital expenditures; the allocation of capital expenditures to exploration and evaluation activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be available for extraction and processing or will come on-stream; expected exploration and evaluation costs; future rates of extracting and processing resources; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at May 5, 2015. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on June 9, 2015.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Michael Baybak Director	Business consultant	June 1990

Gary Robertson Director	Certified Financial Planner, Director of Coral Gold Resources Ltd., Levon Resources Ltd., Great Thunder Gold Corp. and Sage Gold Inc.	August 2005

David Wolfin Director/President/CEO

President and CEO of Avino Silver & Gold Mines Ltd. Also, Director and VP Finance of Berkley Resources Inc., President and Director of Coral Gold Resources Ltd. and Gray Rock Resources Ltd. and Director of Great Thunder Gold Corp. and Cresval Capital Corp.

October 1995

Ross Glanville Director	Business consultant; Professional Engineer. Director of Archon Minerals Limited; Baja Mining Corp., Clifton Star Resources Inc. and SilverCrest Mines Inc.	December 2014

Andrew Kaplan* Director	Business consultant. Director of Coral Gold Resources Ltd. and Naked Brand Group Inc.	September 2011

Jasman Yee Director	Professional Engineer and Metallurgist	January 2011

José Carlos Rodríguez Moreno Chief Operating Officer	Geology Professional	December 2012

Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd. and Gray Rock Resources Ltd.	September 2008

Malcolm Davidson Chief Financial Officer	Chartered Accountant, Chief Financial Officer of Avino Silver & Gold Mines Ltd; also Chief Financial Officer of Coral Gold Resources Ltd., Gray Rock Resources Ltd., and Avaron Mining Corporation	March 2012

*Mr. Kaplan resigned on December 19, 2014.

B. Compensation

During the last completed fiscal year of the Company, the Company had three executive officers, namely, David Wolfin, Chief Executive Officer; Malcolm Davidson, Chief Financial Officer, and José Carlos Rodríguez Moreno, Chief Operating Officer.

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

The members of the Compensation Committee are Gary Robertson (Chair), Michael Baybak, Jasman Yee and Ross Glanville, all of whom are independent, except for Jasman Yee, applying the definition set out in Section 1.4 of NI 52-110 since he provided consulting services to the Company. See “Corporate Governance – Compensation Committee” for a discussion of the role and responsibilities of the Compensation Committee. Mr. Yee is, however, deemed, an independent director under the rules of the NYSE MKT.

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

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)

ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of exploration, evaluation, extraction, and processing activities and its available financial resources. The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2014 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6)	2014	233,333	NIL	108,000	NIL	NIL	200,000	541,333
President,	2013	150,000	NIL	30,900	NIL	NIL	150,000	330,900
CEO and Director	2012	150,000	NIL	NIL	NIL	NIL	NIL	150,000

Malcolm	2014	133,194	NIL	54,000	NIL	NIL	15,000	202,194
Davidson	2013	82,174	NIL	55,650	NIL	NIL	5,000	142,824
CFO	2012	32,378	NIL	NIL	NIL	NIL	NIL	32,378

José Carlos	2014	166,200	NIL	54,000	NIL	NIL	35,285	255,484
Rodríguez	2013	153,813	NIL	55,650	NIL	NIL	49,095	258,558
Moreno COO(7)	2012	NIL	NIL	NIL	NIL	NIL	NIL	NIL

_____________

1 The Company does not currently have any share-based award plans.

2 The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 1,035,000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.51%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 67.25%.

3 The Company does not have a non-equity incentive plan

4 The Company does not have any pension plans.

5 Discretionary cash payment of incentive bonuses.

6 On June 24, 2010, Mr. David Wolfin was appointed CEO. Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

7 Mr. Rodríguez receives his base salary and bonuses in Mexican Pesos (“MXP”). For 2014, Mr. Rodríguez’ base salary of MXP2,001,360 and bonuses of MXP424,893 were translated into Canadian dollars by applying an exchange rate of 1MXP = CDN$0.0830. For 2013, Mr. Rodríguez’ base salary of MXP1,359,764 and bonuses of MXP101,118 were translated into Canadian dollars by applying an exchange rate of 1MXP = CDN$0.0807. In addition to his income from Mexican sources, Mr. Rodríguez was paid a bonus of CDN$37,500 in 2013.

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

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at December 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin President, CEO and Director	15,000	$0.81	Jan 14, 2015	$10,050	Nil	Nil	Nil
	95,000	$1.05	Sept 10, 2015	$40,850	Nil	Nil	Nil
	410,000	$1.02	Jan 18, 2016	$188,600	Nil	Nil	Nil
	360,000	$1.02	Sept 30, 2016	$165,600	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	100,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

Malcolm Davidson CFO	9,500	$1.02	Jan 18, 2016	$4,370	Nil	Nil	Nil
	40,000	$1.02	Sept 30, 2016	$18,400	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

José Carlos Rodríguez Moreno COO	25,000	$1.05	Sept 10, 2015	$10,750	Nil	Nil	Nil
	25,000	$1.02	Jan 18, 2016	$11,500	Nil	Nil	Nil
	30,000	$1.02	Sept 30, 2016	$13,800	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

___________

1 In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2014 and the exercise price of the option. The closing market price for the Company's common shares as at December 31, 2014 was $1.48 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2014:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Malcolm Davidson CFO	Nil	Nil	Nil
José Carlos Rodríguez Moreno COO	Nil	Nil	Nil

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

This Agreement can be terminated at any time as follows:

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

On January 1, 2014, the Company entered into an employment agreement with Malcolm Davidson, the named executive officer of the Company. The agreement contains certain provisions in connection with termination of employment or change of control.

This Agreement may be terminated at any time as follows:

(a)

by the Executive electing to give the Company not less than 1 month’s prior notice of such termination for which Executive will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date;

(b)

by the Company upon 1 month’s prior notice of such termination along with a termination payment equal to the Executive’s salary and accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date; or

(c)

(1) by the Executive electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Executive so elects to terminate this Agreement, or (2) by the Company upon notice to the Executive within 3 months prior to or within 6 months after a Change of Control is announced by the Company, then the Executive will be entitled receive on the date of termination a termination payment equal to 3 times the Executive’s salary and accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date.

On July 1, 2013, the Company entered into an employment agreement with José Carlos Rodríguez Moreno, the named executive officer of the Company. The employment agreement was further amended on April 14, 2014.

(a)	by the Employee electing to give the Employer not less than 3 months prior notice of such termination;

(b)

by the Employer electing to give the Employee 3 months prior notice of such termination along with a termination payment equal to the sum of Employee’s Fee earned pursuant to Section TEN during the preceding 12 months prior to the month notice of termination was given plus any unpaid vacation and other amounts due to him up to the termination; and

(c)

(1) by the Employee electing to give the Employer notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Employee so elects to terminate this Agreement, or (2) by the Employer upon notice to the Employee within 3 months prior to or within 6 months after a Change of Control is announced by the Employer, or its parent, then the Employer will be entitled to a termination payment equal to 3 times the sum of Employee s Fee earned pursuant to Section Ten of the employment agreement during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination.

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

6) Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2014:

Name	Fees earned ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)
Michael Baybak*	20,000	NIL	81,000	Nil	Nil	Nil	101,000
Gary Robertson*	20,000	NIL	81,000	Nil	Nil	Nil	101,000
Jasman Yee	20,000	NIL	81,000	Nil	Nil	Nil	101,000
Ross Glanville*	706	NIL	51,750	Nil	Nil	Nil	52,456
Andrew Kaplan**	19,294	NIL	81,000	Nil	Nil	Nil	100,294

*Independent and Non-Employee Directors

** Mr. Kaplan resigned on December 19, 2014

1 The Company does not currently have any share-based award plans.

2 The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 1,035,000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.51%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 67.25%.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2014:

	Option-based Awards					Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)

Michael Baybak	15,000	$0.81	14-Jan-15	$10,050	Nil	Nil	Nil
	20,000	$1.05	10-Sep-15	$8,600	Nil	Nil	Nil
	100,000	$1.02	18-Jan-16	$46,000	Nil	Nil	Nil
	40,000	$1.02	30-Sep-16	$18,400	Nil	Nil	Nil
	25,000	$1.60	18-Feb-18	Nil	Nil	Nil	Nil
	30,000	$1.62	9-Sep-18	Nil	Nil	Nil	Nil
	75,000	$1.90	19-Sep-19	Nil	Nil	Nil	Nil
Gary Robertson	15,000	$0.81	14-Jan-15	$10,050	Nil	Nil	Nil
	30,000	$1.05	10-Sep-15	$12,900	Nil	Nil	Nil
	100,000	$1.02	18-Jan-16	$46,000	Nil	Nil	Nil
	60,000	$1.02	30-Sep-16	$27,600	Nil	Nil	Nil
	25,000	$1.60	18-Feb-18	Nil	Nil	Nil	Nil
	30,000	$1.62	9-Sep-18	Nil	Nil	Nil	Nil
	75,000	$1.90	19-Sep-19	Nil	Nil	Nil	Nil
Jasman Yee	15,000	$1.05	10-Sep-15	$6,450	Nil	Nil	Nil
	100,000	$1.02	18-Jan-16	$46,000	Nil	Nil	Nil
	60,000	$1.02	30-Sep-16	$27,600	Nil	Nil	Nil
	25,000	$1.60	18-Feb-18	Nil	Nil	Nil	Nil
	30,000	$1.62	9-Sep-18	Nil	Nil	Nil	Nil
	75,000	$1.90	19-Sep-19	Nil	Nil	Nil	Nil
Ross Glanville	75,000	$1.90	19-Sep-19	Nil	Nil	Nil	Nil
Andrew Kaplan*	75,000	$1.90	19-Sep-19	Nil	Nil	Nil	Nil

__________

* Mr. Kaplan resigned on December 19, 2014

(1)  For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2)  The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2014 and the exercise price of the option. The closing market price of the Company’s common shares as at December 31, 2014 was $1.48 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2014:

Name (1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Baybak	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil
Jasman Yee	Nil	Nil	Nil
Ross Glanville	Nil	Nil	Nil
Andrew Kaplan*	Nil	Nil	Nil

_________

* Mr. Kaplan resigned on December 19, 2014.

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

On January 1, 2014, the Company entered into an employment agreement with Malcolm Davidson, the named executive officer of the Company.

On July 1, 2013, the Company entered into an employment agreement with José Carlos Rodríguez Moreno, the named executive officer of the Company. The employment agreement was further amended on April 14, 2014.

Please see “Termination and Change of Control Benefits” above for details.

C. Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General and Special Meeting, held on June 27, 2014, the shareholders elected Messrs. Michael Baybak, Gary Robertson, David Wolfin, Jasman Yee and Andrew Kaplan as directors of the Company. Mr. Kaplan resigned on December 19, 2014 and Mr. Ross Glanville was appointed to the Board on the same date.

The Board has considered the relationship of each director to the Company and currently considers three of the five directors to be “unrelated” (Messrs. Baybak, Robertson, and Glanville). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or affecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal Code of Ethics (“Code”) has been adopted and applies to all directors, officers and employees. The Board meets on at least a quarterly basis and following the annual meeting of shareholders. The frequency of the meetings and nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2014, the Board met seven times.

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

The Audit Committee currently consists of three directors, Gary Robertson, Ross Glanville and Michael Baybak, all of whom are independent. All of the members are financially literate, and have accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP and International Financial Reporting Standards (“IFRS).

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

The Compensation Committee consists of four directors, Messrs. Yee, Robertson, Glanville, and Baybak, three of whom are unrelated; Mr. Yee is not unrelated.

The charter of the Compensation Committee is available at the Company’s website at www.avino.com.

Governance and Nominating Committee

The Governance and Nominating Committee review/recommend matters to the Board with respect to the governance and nominating matters. In this regard, the purpose of the Governance and Nominating Committee is to:

  manage the corporate governance system for the Board;
  assist the Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and 'codes of best practice' of corporate behaviour and conduct;
  assist in the creation of a corporate culture and environment of integrity and accountability;
  monitor the quality of the relationship between the Board and management of the Company;
  review the Chief Executive Officer's succession plan;
  recommend to the Board nominees for appointment of the Board;
  lead the Board's annual review of the Chief Executive Officer's performance; and
  annually review and set an agenda of the Board on an ongoing basis.

The Governance and Nominating Committee currently consists of three directors, Messrs. Yee, Glanville and Baybak, all who are deemed independent.

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com.

D. Employees

As at December 31, 2014, the Company had 415 employees located in Mexico. The Company’s senior management as well as administrative and corporate services are located in Canada and are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

As at December 31, 2013, the Company had 133 employees located in Mexico, and as at December 31, 2012, the Company had 85 employees located in Mexico.

E. Share Ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of May 5, 2015:

Name of Beneficial Owner	Number of Shares	Percent
Michael Baybak	79,700	*
Gary Robertson	288,416	*
David Wolfin	413,389	1.14%
Jasman Yee	55,020	*
Ross Glanville	Nil	*
Andrew Kaplan**	17,500	*
José Carlos Rodríguez Moreno	55,000	*
Malcolm Davidson	500	*

*Less than one percent

** Mr. Kaplan resigned on December 19, 2014

Outstanding Options

The following information, as of May 5, 2015, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
David Wolfin	95,000	Sept 10, 2010	$1.05	Sept 10, 2015
President, CEO and Director	410,000	Jan 18, 2011	$1.02	Jan 18, 2016
	360,000	Sept 30, 2011	$1.02	Sept 30, 2016
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018
	100,000	Sept 19, 2014	$1.90	Sept 19, 2019
Malcolm Davidson	9,500	Jan 18, 2011	$1.02	Jan 18, 2016
CFO	40,000	Sept 30, 2011	$1.02	Sept 30, 2016
	25,000	Feb 18, 2013	$1.60	Feb 18, 2018
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018
	50,000	Sept 19, 2014	$1.90	Sept 19, 2019
José Carlos Rodríguez Moreno	25,000	Sept 10, 2010	$1.05	Sept 10, 2015
COO	25,000	Jan 18, 2011	$1.02	Jan 18, 2016
	30,000	Sept 30, 2011	$1.02	Sept 30, 2016
	25,000	Feb 18, 2013	$1.60	Feb 18, 2018
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018
	50,000	Sept 19, 2014	$1.90	Sept 19, 2019
Michael Baybak	20,000	Sept 10, 2010	$1.05	Sept 10, 2015
Director	100,000	Jan 18, 2011	$1.02	Jan 18, 2016
	40,000	Sept 30, 2011	$1.02	Sept 30, 2016
	25,000	Feb 18, 2013	$1.60	Feb 18, 2018
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018
	75,000	Sept 19, 2014	$1.90	Sept 19, 2019
Gary Robertson	50,000	Jan 18, 2011	$1.02	Jan 18, 2016
Director	60,000	Sept 30, 2011	$1.02	Sept 30, 2016
	25,000	Feb 18, 2013	$1.60	Feb 18, 2018
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018
	75,000	Sept 19, 2014	$1.90	Sept 19, 2019
Jasman Yee	15,000	Sept 10, 2010	$1.05	Sept 10, 2015
Director	100,000	Jan 18, 2011	$1.02	Jan 18, 2016
	60,000	Sept 30, 2011	$1.02	Sept 30, 2016
	25,000	Feb 18, 2013	$1.60	Feb 18, 2018
	30,000	Sept 9, 2013	$1.62	Sept 9, 2018
	75,000	Sept 9, 2014	$1.90	Sept 19, 2019
Ross Glanville	75,000	Sept 19, 2014	$1.90	Sept.19, 2019
Andrew Kaplan*	75,000	Sept 19, 2014	$1.90	Sept 19, 2019

_________

*Mr. Kaplan resigned on December 19, 2014

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of May 5, 2015, to the knowledge of the Company, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

As of May 5, 2015, there were 36,345,695 common shares issued and outstanding. Of those common shares issued and outstanding, 25,244,656 common shares were held by 70 shareholders whose addresses were in Canada.

B. Related Party Transactions

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

i) The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2014, 2013 and 2012 and as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Salaries, benefits, and consulting fees	$957,900	$779,571	$243,011
Share‐based payments	645,750	420,450	-
	$1,603,650	$1,200,021	$243,011

ii) In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. As at December 31, 2014 and 2013 the following amounts are due to related parties:

	December 31, 2014	December 31, 2013
Directors’ fees	$19,259	$11,870
Intermark Capital Corp.	21,875	-
Oniva International Services Corp.	171,650	135,458
Sampson Engineering Inc.	-	1,840
Jasman Yee & Associates, Inc.	4,032	5,040
Wear Wolfin Design	5,250	2,625
	$222,066	$156,833

iii) The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) for its expenses and to pay Oniva a percentage fee as described in Note 20. The transactions with Oniva during the years are summarized below:

	December 31, 2014	December 31, 2013	December 31, 2012
Salaries and benefits	$316,281	$309,816	$179,555
Office and miscellaneous	428,019	292,008	276,201
	$744,300	$601,824	$455,756

iv) For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2014, 2013 and 2012, the Company paid $433,333, $300,000, and $150,000 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the years ended December 31, 2014, 2013, and 2012, the Company paid $74,160, $75,014, and $63,938 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, President, Chief Executive Officer and a director of the Company, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2014, 2013 and 2012, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2014.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common shares are listed on the NYSE MKT under the symbol ASM. Prior to August 2, 2011, our common shares were quoted on the OTC Bulletin Board. Our common shares are also listed on the TSX Venture Exchange. The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE MKT and in Canadian Dollars on the TSX-V for the past full six months and for each quarter for the past fiscal year.

	NYSE-MKT		TSX-V
	(United States Dollars)		(Canadian Dollars)
Last Six Months	High	Low	High	Low
April 2015	1.52	1.30	1.82	1.59
March 2015	1.53	1.21	1.91	1.54
February 2015	1.74	1.41	2.17	1.77
January 2015	1.97	1.23	2.40	1.45
December 2014	1.47	1.11	1.68	1.32
November 2014	1.66	1.08	1.87	1.24

For the Quarter Ended
December 31, 2014	1.66	1.08	1.99	1.24
September 30, 2014	2.45	1.33	2.60	1.50
June 30, 2014	2.55	1.41	2.69	1.56
March 31, 2014	2.84	1.12	3.13	1.20

For the Quarter Ended	High	Low	High	Low
December 31, 2013	1.45	0.85	1.40	1.01
September 30, 2013	1.60	0.73	1.68	0.78
June 30, 2013	1.49	0.71	1.51	0.75
March 31, 2013	1.95	1.33	1.90	1.37

Last Five Fiscal Years	High	Low	High	Low
2014	2.84	1.08	3.13	1.20
2013	1.90	0.75	1.95	0.71
2012	2.52	1.08	2.54	1.07
2011	3.47	1.42	2.94*	1.39*
2010	2.95	0.66	2.89	0.63

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

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Common Shares

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors. Description of Shareholder Rights Plan.

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

Until the Separation Time (as defined below):

•	the Rights will not be exercisable;

•	the Rights will be evidenced by the certificates for common shares and not by separate rights certificates; and

•	the Rights will be transferable by, and only in connection with, the transfer of common shares.

Separation Time; Beneficial Ownership

As noted above, the Rights are not exercisable until the Separation Time. As of and after the Separation Time, the Rights will separate from the common shares.

The “Separation Time” is the earliest of:

•

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

•

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

In light of the Company’s extracting and processing at the San Gonzalo mine during the fourth quarter of 2012, the Company does not believe that it is a passive foreign investment company, referred to as a “PFIC” for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

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

3. The offer must contain an irrevocable and unqualified provision that any share deposited may be withdrawn at any time until being taken up and paid for; and

4. The offer must contain an irrevocable and unqualified provision that if the deposit conditions set out above are met, then the offeror will make a public announcement of that fact, and the bid will remain open for deposits or tenders of additional shares for not less than 10 business days from the date of the public announcement.

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our Company. Our Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our Company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2014 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; (iii) insufficient disaster recovery plans; and, (iv) limited staff resources resulting in the possibility that from time to time the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

Our Company has taken steps to enhance and improve the design of our internal controls over financial reporting; however these steps were not complete as of December 31, 2014. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2015: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; (iii) implement a disaster recovery plan; and, (iv) hire additional financial reporting personnel and engage external technical accounting and tax advisors and experts.

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

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2014 and 2013 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for the Company’s years ended December 31, 2014 and 2013 were $191,000 and $136,500 respectively.

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for assurance and related services that are reasonably related to the performance of the audit or review for the Company’s years ended December 31, 2014 and 2013 were $4,000 and $4,500 respectively and consisted of fees for consideration of the Company’s Form 20-F.

Tax Fees

The tax fees billed by Manning Elliott LLP for the Company’s years ended December 31, 2014 and 2013 were $3,500 and $3,300 respectively and consisted of fees for tax compliance services.

All Other Fees

The aggregate fees billed by Manning Elliott LLP for services other than the services reported above for the Company’s years ended December 31, 2014 and 2013 were $33,750 and $19,500 respectively and consisted of fees for consideration of the Company’s securities registration documents and for due diligence services related to the acquisition of Bralorne Gold Mines Ltd.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2014 and 2013. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Changes in Registrants Certifying Accountant

Not applicable.

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

Part III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
2.1	Shareholders Rights Plan Agreement dated Apr. 22, 2013 (Incorporated by reference to Exhibit 2.1 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013
4.2	Intermark Capital Corporation Consulting Agreement dated Jan. 1, 2013(Incorporated by reference to Exhibit 4.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
4.3	Minerales de Avino SA de CV Agreement dated February 18, 2012 (Incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
4.4	Stock Option Plan (Incorporated by reference to Exhibit 4.4 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
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

4.9	Controlled Equity Offering Sales Agreement (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on December 31, 2013)
4.10	Placement Agency Agreement (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 21, 2014)
4.11	Form of Subscription Agreement (Incorporated by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 21, 2014)
4.12	Form of Warrant Agreement (Incorporated by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 21, 2014)
4.13	Malcolm Davidson Employment Agreement dated Jan. 1, 2014
4.14	José Carlos Rodríguez Moreno Employment Agreement dated July 1, 2013 and Amendment dated April 14, 2014
4.15

Arrangement Agreement dated July 31, 2014 between Avino Silver & Gold Mines Ltd. and Bralorne Gold Mines Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on August 6, 2014 and subsequently amended and filed with the SEC on September 2, 2014.)

8.1	List of Subsidiaries
11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
11.2	Audit Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
11.3	Governance & Nominating Committee Charter (Incorporated by reference to Exhibit 11.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
11.4	Compensation Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
13.3	Consent of Manning Elliott LLP
13.4	Consent of Tetra Tech WEI Inc.
13.5	Consent of Beacon Hill Consultants (1988) Ltd.

_______________

* Previously filed.

AVINO

SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

The accompanying notes are an integral part of the consolidated financial statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgements based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013, and 2012 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson"

David Wolfin	Malcolm Davidson, CA
President & CEO	Chief Financial Officer
March 20, 2015	March 20, 2015

The accompanying notes are an integral part of the consolidated financial statements

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and the related notes comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Manning Elliott LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 20, 2015

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

		December 31,	December 31,
	Note	2014	2013

ASSETS
Current assets
Cash and cash equivalents		$4,249,794	$3,839,595
Amounts receivable		2,568,873	1,431,781
Sales taxes recoverable	6	1,658,617	307,101
Prepaid expenses and other assets		812,600	713,967
Inventory	7	3,804,141	1,854,468
		13,094,025	8,146,912

Exploration and Evaluation Assets	8	29,909,220	15,686,176
Plant, Equipment and Mining Properties	11	18,173,513	10,564,617
Investments in Related Companies	12	33,889	94,040
Investments in Other Companies	13	60,000	55,000
Reclamation Bonds		145,500	5,500
		$61,416,147	$34,552,245

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,968,646	$1,410,947
Amounts due to related parties	20(b)	222,066	156,833
Current portion of finance lease obligations	21	1,292,326	585,845
Taxes payable		993,110	42,547
		6,476,148	2,196,172

Warrant Liability	14	239,690	-
Finance Lease Obligations	21	2,007,010	1,090,977
Reclamation Provision	15	2,005,881	1,833,938
Deferred Income Tax Liabilities	27	5,637,027	4,884,130
Total liabilities		16,365,756	10,005,217

EQUITY
Share Capital	16	58,606,898	42,784,832
Equity Reserves		10,797,709	10,150,849
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income		1,672,009	215,680
Accumulated Deficit		(25,924,356)	(28,502,464)
Total Equity		45,050,391	24,547,028
		$61,416,147	$34,552,245

Commitments – Note 23

Subsequent Events – Note 28

Approved by the Board of Directors on March 20, 2015:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

		2014	2013	2012

Revenue from Mining Operations	18	$19,297,953	$16,094,701	$2,255,376
Cost of Sales	18	11,393,404	8,968,409	1,434,569

Mine Operating Income		7,904,549	7,126,292	820,807
Operating Expenses
General and administrative expenses	19	3,220,134	3,339,069	1,911,338
Share-based payments	17	923,382	908,362	18,408
Operating Earnings (Loss)		3,761,033	2,878,861	(1,108,939)
Other Items
Fair value adjustment on warrant liability	14	1,055,957	-	-
Foreign exchange gain		316,599	415,278	116,562
Gain on forgiveness of debt		58,967	-	-
Interest and other income		41,658	145,406	45,224
Unrealized gain on investments in other companies	13	5,000	-	-
Accretion of reclamation provision		(131,787)	-	-
Finance cost		(129,953)	-	-
Share of net loss of equity investee		(90,944)	-	-
Unrealized loss on investments in related companies	12	(4,615)	(99,833)	(110,021)
Mineral property option income		-	69,500	54,317
Net Income (Loss) Before Income Taxes		4,881,915	3,409,212	(1,002,857)
Income Taxes
Current income tax expense	27	(1,820,970)	(42,547)	-
Deferred income tax expense	27	(546,776)	(2,518,453)	(260,321)
		(2,367,746)	(2,561,000)	(260,321)
Net Income (Loss)		2,514,169	848,212	(1,263,178)
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss Currency translation differences of foreign operations		1,456,329	545,891	(67,811)
Comprehensive Income (Loss)		$3,970,498	$1,394,103	$(1,330,989)
Earnings (Loss) per Share
Basic		$0.08	$0.03	$(0.05)
Diluted		$0.08	$0.03	$(0.05)
Weighted Average Number of Common Shares Outstanding
Basic		32,333,224	27,405,179	27,072,053
Diluted		33,273,740	27,701,403	27,072,053

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity

Balance, January 1, 2012		26,910,227	$41,720,083	$9,898,186	$(101,869)	$(262,400)	$(28,319,741)	$22,934,259
Common shares issued for cash:
Exercise of stock options		82,000	75,600	-	-	-	-	75,600
Shares issued for leased claim payment		135,189	250,100	-	-	-	-	250,100
Carrying value of stock options exercised		-	42,320	(42,320)	-	-	-	-
Share-based payments		-	-	18,408	-	-	-	18,408
Options and warrants cancelled or expired		-	-	(124,600)	-	-	124,600	-
Net loss for the year		-	-	-	-	-	(1,263,178)	(1,263,178)
Currency translation differences of foreign operations		-	-	-	-	(67,811)	-	(67,811)
Balance, December 31, 2012		27,127,416	$42,088,103	$9,749,674	$(101,869)	$(330,211)	$(29,458,319)	$21,947,378
Common shares issued for cash:
Exercise of stock options		361,418	297,185	-	-	-	-	297,185
Carrying value of stock options exercised		-	399,544	(399,544)	-	-	-	-
Share-based payments		-	-	908,362	-	-	-	908,362
Options and warrants cancelled or expired		-	-	(107,643)	-	-	107,643	-
Net income for the year		-	-	-	-	-	848,212	848,212
Currency translation differences of foreign operations		-	-	-	-	545,891	-	545,891
Balance, December 31, 2013		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028
Common shares issued for cash:
Brokered public offerings	16	4,982,677	11,461,810	-	-	-	-	11,461,810
Less share issuance costs	16		(816,537)	-	-	-	-	(816,537)
Exercise of stock options	16	266,457	307,937	-	-	-	-	307,937
Carrying value of stock options exercised		-	333,483	(333,483)	-	-	-	-
Shares issued for asset acquisition	5	2,636,845	4,535,373	-	-	-	-	4,535,373
Share-based payments	17	-	-	1,044,282	-	-	-	1,044,282
Options and warrants cancelled or expired		-	-	(63,939)	-	-	63,939	-
Net income for the year		-	-	-	-	-	2,514,169	2,514,169
Currency translation differences of foreign operations		-	-	-	-	1,456,329	-	1,456,329
Balance, December 31, 2014		35,374,813	$58,606,898	$10,797,709	$(101,869)	$1,672,009	$(25,924,356)	$45,050,391

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

	Note	2014	2013	2012

Cash Provided By (Used In):

Operating Activities
Net income (loss)		$2,514,169	$848,212	$(1,263,178)
Adjustments for non-cash items:
Depreciation and depletion		1,277,752	950,013	194,453
Share-based payments		982,782	908,362	18,408
Deferred income tax expense		546,776	2,518,453	260,321
Accretion of reclamation provision		131,787	-	-
Share of net loss of equity investee		90,944	-	-
Fair value adjustment on warrant liability		(1,055,957)	-	-
Foreign exchange gain		(111,289)	-	-
Gain on forgiveness of debt		(58,967)	-	-
Unrealized loss (gain) on investments		(385)	99,833	110,021
Other income		-	(88,637)	-
Sales tax provision recovery		-	-	(46,640)
Mineral property option income		-	(39,500)	(15,000)

		4,317,612	5,196,736	(741,615)

Net change in non-cash working capital items	22	(1,461,655)	(1,213,384)	(718,112)

		2,855,957	3,983,352	(1,459,727)

Financing Activities
Shares and units issued for cash, net of issuance costs		12,248,857	297,185	75,600
Finance lease payments		(943,678)	(335,531)	(42,969)

		11,305,179	(38,346)	32,631

Investing Activities
Recovery of exploration costs from concentrate proceeds		3,428,624	-	3,490,581
Cash from acquisition of subsidiary	5	92,792	-	-
Exploration and evaluation expenditures		(11,853,024)	(901,912)	(2,387,771)
Additions to plant, equipment and mining properties		(5,472,774)	(3,315,192)	(946,286)
Proceeds from sale of equipment		-	88,637	-

		(13,804,382)	(4,128,467)	156,524

Change in cash and cash equivalents		356,754	(183,461)	(1,270,572)

Effect of exchange rate changes on cash and cash equivalents		53,445	(12,929)	24,093

Cash and Cash Equivalents, Beginning		3,839,595	4,035,985	5,282,464

Cash and Cash Equivalents, Ending		$4,249,794	$3,839,595	$4,035,985

Cash and Cash Equivalents Consist of:
Bank balances		$4,249,794	$3,195,349	$1,625,185
Guaranteed investment certificates		-	644,246	2,410,800
		$4,249,794	$3,839,595	$4,035,985

Supplementary Cash Flow Information (Note 22)

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture Exchange (“TSX-V”), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

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

Foreign Currency Translation

Functional currencies

The functional and presentation currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of the Company’s Mexican subsidiaries is the U.S. dollar which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

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

Foreign operations

Subsidiaries that have functional currencies other than the Canadian dollar translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

The Company’s management makes judgements in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

a)	Critical judgements exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

i.	Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine had achieved production levels intended by management as of October 1, 2012, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2014.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•

Installation and consistent operation of all critical capital components. Capital components vary depending on the nature of the resource extraction and mineral processing methods (for example, milling operation or heap leach operation) and are generally included in the technical report for the mineral property;

•	Proven ability of the mineral property to produce a saleable product, often evidenced by successful execution of a bulk sampling program;
•	Mineral recoveries from sampling programs and test operations at, or above, levels necessary for profitable production;
•	Availability of labour for all aspects of a sustainable mining operation, either through the Company’s own workforce, the use of contractors, or a combination thereof;
•

Achievement of consistent levels of resource output (through milling, leaching, or other methods) at a capacity determined by management in consultation with mining specialists to be within design capacity and economic to the mining operation;

•	An operating test period of suitable duration to provide evidence of the mine’s ability to sustain ongoing uninterrupted production of economic mineralized material.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii.	Acquisition of Bralorne Gold Mines Ltd.

Management has determined that the acquisition of all of the outstanding shares of Bralorne Gold Mines Ltd. on October 20, 2014 was an asset acquisition for accounting purposes as the Bralorne Mine property was in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits.

b)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i.	Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of mineralized material stockpile and concentrate include estimates of silver and gold contained in the stockpile and finished goods assumptions for the amount of silver and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its mineralized material stockpile and concentrate inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

ii.	Estimated reclamation provisions

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

iii.	Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or net loss and its equity reserves.

iv.	Impairment of plant and equipment, mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant and equipment, mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

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

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

v.	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

vi.	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.39% direct 1.27% indirect (Promotora) 99.66% effective	Mexico	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

On October 20, 2014, the Company acquired a 100% ownership interest in Bralorne Gold Mines Ltd. (“Bralorne”) (Note 5). Bralorne’s fiscal year end date prior to the acquisition was January 31.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation (continued)

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.38% to an effective 99.66%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.28% in Avino Mexico prior to the 0.38% increase. The issuance of shares to the Company by Avino Mexico on June 4, 2013, resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, amounts receivable, investments in related and other companies, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, and finance lease obligations.

The Company has classified its cash and cash equivalents, investments in related and other companies, and warrant liability as FVTPL. Amounts receivable, and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, and finance lease obligations are classified as other financial liabilities.

Subsequent to initial recognition, financial assets are measured in accordance with the following:

(i)

Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income (loss) in the period in which they arise.

(ii)

Held-to-maturity investments and loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income (loss), using the effective interest method less any impairment.

(iii)

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net income (loss).

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Financial Instruments (continued)

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

(i)

Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

(ii)

Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income (loss). At December 31, 2014, the Company classified share purchase warrants with an exercise price in U.S. dollars (see Note 14) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income (loss).

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

3.	SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets

The Company capitalizes all costs relating to the acquisition, exploration, and evaluation of mineral claims, and recognizes any proceeds received as a reduction of the cost of the related claims. The Company’s capitalized exploration and evaluation are classified as intangible assets. Such costs include, but are not limited to, geological, geophysical studies, exploratory drilling, and sampling. Incidental revenues and operating costs are included in exploration and evaluation costs prior to demonstrating the technical feasibility and commercial viability of extracting mineral resources. When the technical feasibility and commercial viability of extracting mineral resources has been demonstrated, these costs are assessed for impairment and are reclassified to mining properties and become subject to depletion. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, the expenditures for the area of interest are written down and charged to operations. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. An impairment charge relating to a mineral claim may be subsequently reversed if new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves or resources, the ability of the Company to obtain financing to establish a sustainable mining operation, and on future production or proceeds of disposition.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant, equipment, and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the initial estimate of the reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment, and mining properties.

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

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion. As at December 31, 2014, 2013, and 2012, the Company estimated a remaining mine life for San Gonzalo of 4.8 years, 5.8 years, and 5.4 years respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated at the following annual rates:

Office equipment, furniture, and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings	20 years straight line

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

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment (continued)

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

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

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk silver, gold, and copper concentrate in a saleable form. The Company has bulk silver, gold, and copper concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory (continued)

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

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Revenue from the sale of concentrate is recognized upon delivery when the risks and rewards of ownership are transferred to the customer and neither continuing managerial involvement nor effective control remains over the goods sold. Revenue is based on quoted market prices of the London Metal Exchange during the quotation period less treatment, refining and smelting charges, and penalties.

Metals contained in bulk concentrate sold to third parties are provisionally invoiced and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts that provide a provisional payment on delivery based upon provisional assays and quoted metal prices at the time. Revenues are recorded when title passes from the Company to the buyer based on the spot price on date of delivery, and subsequently adjusted to market price based on the date of the final settlement.

Prior to the date that management’s intended production levels have been achieved, concentrate sales incidental to the exploration of mineral properties are recorded net of production costs as a reduction of capitalized exploration and evaluation costs.

Share capital

a)	Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and equity warrants are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to derivative warrants are charged to operations as a finance cost.

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

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions

The Company’s share option plan allows directors, officers, employees, and consultants to acquire common shares of the Company. All options granted are measured at fair value, and are recognized in expenses as share-based payments over the vesting period with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share options granted to non-employees or consultants are measured at the fair value of services received or indirectly by reference to the fair value of the options if the fair value of the services cannot be estimated reliably. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Reclamation and other provisions

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

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

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

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting policies were adopted by the Company during the year:

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

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

The following accounting standards were issued but not yet effective as of December 31, 2014:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014. In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These Annual Improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

5.	ACQUISITION OF BRALORNE GOLD MINES LTD.

In August 2014, Avino and Bralorne Gold Mines Ltd. (“Bralorne”) entered into a binding arrangement agreement, whereby Avino would acquire all of the outstanding common shares of Bralorne, which Avino did not already own, by way of a plan of arrangement under the Business Corporations Act (British Columbia).

On July 8, 2014, Avino acquired a 33.33% interest in Bralorne from an unrelated party on the open market for cash consideration of $2,660,000 in connection with its intention to acquire all of the outstanding common shares of Bralorne. With the acceptance of the TSX-V, Avino also made a $1,250,000 loan to Bralorne (in three tranches) to provide immediate working capital. The loan carried interest at 12% per annum, and the principal amount and accrued interest were secured by a general security agreement against all of the assets of Bralorne. On October 20, 2014, under the plan of arrangement, Bralorne shareholders received 2,636,845 common shares of Avino, resulting in Bralorne becoming a wholly-owned subsidiary of Avino. Fractional shares of Avino have been rounded down to the nearest lower whole share. All unexercised outstanding stock options of Bralorne have been cancelled. Bralorne’s common shares have been delisted from the TSX Venture Exchange and the OTCQX.

The transaction has been accounted for as an asset acquisition as the Bralorne Mine property is in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits. Bralorne’s primary asset, the Bralorne Mine property, did not have the workforce, resources and reserves, mine plan, or financial resources to meet the definition of a business for accounting purposes.

The consideration for the acquisition of Bralorne by Avino consists of:

-	$4,535,373 by issuance of 2,636,845 common shares valued at the closing price of Avino’s shares of $1.72 per share on the transaction date;

-	$2,624,592 carrying value of the equity interest in Bralorne (9,679,149 common shares) immediately before the transaction date;

-

$986,825 of transaction costs incurred by Avino, including investment advisor fees, legal and accounting fees, directors’ fees for the special committees of Avino and Bralorne, independent fairness opinions, and other acquisition-related costs.

The purchase consideration is summarized as follows:

2,636,845 Avino shares at their fair value of $1.72 per share	$4,535,373
Carrying value of equity interest in Bralorne (9,679,149 common shares)	2,624,592
Transaction costs	986,825
$8,146,790

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

5.	ACQUISITION OF BRALORNE GOLD MINES LTD. (continued)

The purchase consideration has been assigned based on the relative fair values of the assets acquired and liabilities assumed as follows:

Cash	$92,792
Amounts receivable	13,293
Sales taxes recoverable	42,543
Amounts due from related parties	1,118
Reclamation bonds	140,000
Exploration and evaluation assets	9,752,300
Equipment	88,534
Loan payable	(1,271,633)
Accounts payable and accrued liabilities	(614,157)
Reclamation provision	(98,000)
$8,146,790

6.	SALES TAXES RECOVERABLE

The Company’s sales taxes recoverable consist of the Mexican I.V.A. (“VAT”) and Canadian sales taxes (“GST/HST”) recoverable.

	2014	2013

VAT recoverable	$1,510,812	$292,242
GST/HST recoverable	147,805	14,859

Sales taxes recoverable	$1,658,617	$307,101

7.	INVENTORY

	2014	2013

Concentrate inventory	$349,627	$448,019
Process material stockpiles	2,730,816	1,041,994
Materials and supplies	723,698	364,455

	$3,804,141	$1,854,468

The amount of inventory recognized as an expense for the year ended December 31, 2014 totalled $11,393,404 (2013 – $8,968,409; 2012 - $1,434,569), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2013	$12,828,198	$3	$1	$12,828,202

Costs incurred during 2013:
Assessments and taxes	181,048	-	-	181,048
Drilling and exploration	524,433	-	-	524,433
Reclamation provision	1,500,000	-	-	1,500,000
Geological and related services	196,431	-	-	196,431
Depreciation of plant and equipment	240,021	-	-	240,021
Effect of movements in exchange rates	216,041	-	-	216,041
Balance, December 31, 2013	$15,686,172	$3	$1	$15,686,176

Acquisition	-	9,752,300	-	9,752,300
Costs incurred during 2014:
Assays	-	16,088	-	16,088
Assessments and taxes	164,127	678	-	164,805
Mine and camp costs	4,099,672	1,323,105	-	5,422,777
Drilling and exploration	870,562	368,081	-	1,238,643
Geological and related services	68,328	85,425	-	153,753
Depreciation of plant and equipment	495,847	-	-	495,847
Effect of movements in exchange rates	407,455	-	-	407,455
Sale of concentrate	(2,510,304)	(918,320)	-	(3,428,624)

Balance, December 31, 2014	$19,281,859	$10,627,360	$1	$29,909,220

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo mine which achieved production levels intended by management as of October 1, 2012, and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Durango, Mexico (continued)

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

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

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”) at the commencement of production from the property. In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)	British Columbia, Canada

(i)	Bralorne Mine

The Bralorne property consists of 154 Crown granted mineral claims, ten freehold parcels of land, two reverted Crown granted claims, and eight metric unit claims that include the former Bralorne, Pioneer, and King gold mines in the historic Bridge River gold mining camp of southwest British Columbia. The entire Bralorne Gold Mine Property covers approximately 2,490 hectares. The Property is located 160 kilometres due north of Vancouver, British Columbia, Canada. There is an underlying agreement on twelve crown grants in which the Company is required to pay 1.6385% of Net Smelter Proceeds of Production from the claims, and pay fifty cents ($0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION ASSETS (continued)

(b)	British Columbia, Canada (continued)

(ii)

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property, under which the optionee is required to make cash payments, incur exploration expenditures, and issue shares to the Company in order to earn a 75% interest in the property.

9.	MINERAL PROPERTY OPTION AGREEMENTS

The Company has two option agreements on certain mineral properties included in exploration and evaluation assets. During the year ended December 31, 2014, a total of $Nil was recognized as mineral property option income in respect of payments received under these two option agreements (2013 - $69,500; 2012 - $54,317).

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

		Cash		Exploration Expenditures

Upon signing July 30, 2012 (received)	US$	20,000	US$	–
On or before July 30, 2013 (received and incurred)		30,000		300,000
On or before July 30, 2014 (not received – option cancelled)		40,000		500,000
On or before July 30, 2015		50,000		1,000,000
On or before July 30, 2016		60,000		1,200,000

	US$	200,000	US$	3,000,000

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

In July 2014, Endeavour opted out of the option agreement. As a result, the Company retains a 100% interest in the Laberinto property, and will not receive further cash payments under the option agreement.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

9.	MINERAL PROPERTY OPTION AGREEMENTS (continued)

(b)

In January 2012, the Company entered into an option agreement with Avaron Mining Corp. (“Avaron”), a private Canadian company, whereby Avaron can earn the exclusive right and option to acquire a 100% title to and interest in the Company’s Eagle property located in the Yukon Territory.

In April 2013, the option agreement was assigned to Benz Mining Corp. (“Benz”), a Canadian public company, pursuant to the terms of an option purchase and assignment agreement dated November 30, 2012. Pursuant to the agreement, Benz acquired all of Avaron’s interest in the option agreement between Avaron and Avino. As consideration for Avino’s consent to the agreement, Benz and Avaron issued to Avino 50,000 common shares with a fair value of $14,500 (Note 13) and 250,000 common shares with a fair value of $25,000 respectively. The terms of the agreement allow Benz to earn a 75% interest by making total cash payments of $350,000, issuing 550,000 common shares, incurring exploration costs of $100,000, and drilling 35,000 meters (or incurring exploration costs of up to $7,100,000) as follows:

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

Subsequent to the year ended December 31, 2014, Benz opted out of the option agreement. Consequently, the Company retains a 100% interest in the Eagle property.

10.	NON-CONTROLLING INTEREST

At December 31, 2014, the Company had an effective 99.66% (2013 - 99.66%) interest in its subsidiary Avino Mexico and the remaining 0.34% (2013 - 0.34%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

11.	PLANT, EQUIPMENT, AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2013	2,680,320	21,387	90,678	1,753,306	2,095,473	331,112	6,972,276
Additions	607,068	23,592	21,852	2,894,154	1,292,746	173,676	5,013,088
Effect of movements in exchange rates	145,640	1,162	4,927	95,268	113,860	17,991	378,848
Balance at December 31, 2013	3,433,028	46,141	117,457	4,742,728	3,502,079	522,779	12,364,212
Additions	808,713	15,663	96,138	3,290,323	4,252,272	117,800	8,580,909
Effect of movements in exchange rates	276,388	3,715	9,456	381,830	281,947	42,088	995,424
Balance at December 31, 2014	4,518,129	65,519	223,051	8,414,881	8,036,298	682,667	21,940,545

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2013	94,188	8,073	23,633	384,513	116,379	37,010	663,796
Additions	122,474	5,097	11,264	510,939	98,682	351,275	1,099,731
Effect of movements in exchange rates	5,117	439	1,284	20,893	6,324	2,011	36,068
Balance at December 31, 2013	221,779	13,609	36,181	916,345	221,385	390,296	1,799,595
Additions	533,465	7,657	29,610	1,008,949	204,881	37,990	1,822,552
Effect of movements in exchange rates	17,855	1,096	2,913	73,775	17,823	31,423	144,885
Balance at December 31, 2014	773,099	22,362	68,704	1,999,069	444,089	459,709	3,767,032

NET BOOK VALUE

At December 31, 2014	3,745,030	43,157	154,347	6,415,812	7,592,209	222,958	18,173,513
At December 31, 2013	3,211,249	32,532	81,276	3,826,383	3,280,694	132,483	10,564,617

Plant, equipment, and mining properties includes $892,172 as at December 31, 2014 (December 31, 2013 - $456,414), on which no depreciation was charged in the years then ended.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

12.	INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,
	Cost	Gains	2014	2013
(a) Bralorne Gold Mines Ltd.	$-	$-	$-	$57,327
(b) Levon Resources Ltd.	4,236	29,652	33,888	36,712
(c) Oniva International Services Corp.	1	-	1	1
	$4,237	$29,652	$33,889	$94,040

During the year ended December 31, 2014, the Company recorded a $4,615 unrealized loss (2013 - $99,833 loss, 2012 - $110,021 loss) on investments in related companies, representing the change in fair value during the period.

(a)	Bralorne Gold Mines Ltd. (“Bralorne”)

Bralorne was a public company with common directors. During the year ended December 31, 2014, the Company acquired all outstanding shares of Bralorne that it didn’t already own, and reclassified its ownership interest as subsidiary (Note 5).

(b)	Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $33,888 as at December 31, 2014 (December 31, 2013 - $36,712). Levon is a public company with common directors.

(c)	Oniva International Services Corp. (“Oniva”)

The Company and its subsidiary each hold a 1/6 indirect beneficial ownership interests in Oniva, with four other public companies holding equal 1/6 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company’s CEO and CFO, serve as directors of Oniva, and certain of the Company’s directors and officers also serve in those capacities in all five of the other companies. The companies’ interests in Oniva are held in trust by David Wolfin and a family member of Mr. Wolfin. See Note 20(c) for a description of transactions with Oniva and Note 23 for disclosure of the Company’s commitments with Oniva.

13.	INVESTMENTS IN OTHER COMPANIES

The Company classifies its investments in other companies as a long-term investment designated at fair value through profit and loss, summarized as follows:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,
	Cost	Gains	2014	2013
(a) Avaron Mining Corp.	$40,000	$-	$40,000	$40,000
(b) Benz Capital Corp.	14,500	5,500	20,000	15,000
	$54,500	$5,500	$60,000	$55,000

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

13.	INVESTMENTS IN OTHER COMPANIES (continued)

(a)	Avaron Mining Corp. (“Avaron”)

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000 in accordance with the consent to assign the option agreement on the Eagle property referred to in Note 9(b) from Avaron to Benz Mining Corp.

(b)	Benz Capital Corp. (“Benz”)

In April 2013, the Company acquired 50,000 common shares of Benz as part of the assignment of the option agreement on the Eagle property referred to in Note 9(b). The value assigned to the investment is based on the market price of Benz’s common shares on the date the agreement was entered into.

14.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the year is as follows:

December 31, 2014
Balance at beginning of the year	$-
Recognition upon issuance	1,295,647
Fair value adjustment	(1,055,957)
Balance at end of the year	$239,690

Continuity of derivative warrants during the year is as follows:

	Underlying Shares	Weighted Average Exercise Price
Derivative warrants outstanding and exercisable, December 31, 2013	-	-
Issued	1,033,059	US$2.87

Derivative warrants outstanding and exercisable, December 31, 2014	1,033,059	US$2.87

Derivative warrants outstanding and exercisable as at December 31, 2014 are as follows:

		Derivative Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2014	December 31, 2013
February 25, 2017	US$2.87	1,033,059	-

As at December 31, 2014, the weighted average remaining contractual life of warrants outstanding was 2.14 years.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

14.	WARRANT LIABILITY (continued)

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	December 31, 2014	February 20, 2014 (Date of issuance)
Weighted average assumptions:
Risk-free interest rate	1.00%	1.20%
Expected dividend yield	0%	0%
Expected option life (years)	2.14	3.00
Expected stock price volatility	66.42%	69.49%
Weighted average fair value	$0.23	$1.25

15.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2014 is $2,005,881 (December 31, 2013 - $1,833,938). The present value of the obligation was calculated using a risk-free interest rate of 7% (December 31, 2013 – 7%) and an inflation rate of 4.25% (December 31, 2013 – 4.25%). Reclamation activities are estimated to begin in 2019 for San Gonzalo and in 2023 for the Avino Mine. The undiscounted value of the obligation is $2,269,534 (December 31, 2013 - $2,274,153).

A reconciliation of the changes in the reclamation provision during the years is as follows:

	December 31, 2014	December 31, 2013

Balance at beginning of the year	$1,833,938	$323,140
Unwinding of discount	131,787	21,596
Change in estimates	-	(28,648)
Effect of movements in exchange rates	(57,844)	17,850
Provision recognized on acquisition of Bralorne Gold Mines Ltd.	98,000	-
Initial recognition of provision for Avino Mine	-	1,500,000
Balance at end of the year	$2,005,881	$1,833,938

16.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)

As at December 31, 2014, the Company sold an aggregate of 375,851 common shares at an average price of $2.26 (US$2.08) per common share for gross proceeds of $850,430 (US$783,117) in an at-the-market offering issued under a prospectus supplement of up to US$25,000,000, which was filed on July 7, 2014.

 The Company paid 3% cash commission on the gross proceeds in the amount of $25,513 (US$23,493) and incurred additional accounting, legal and regulatory costs of $3,276.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

(b)	Issued (continued):

(ii)

On February 20, 2014, the Company closed an at-the-market brokered public offering issuing 2,540,709 common shares at an average price of $2.50 (US$2.26) per common share for gross proceeds of $6,340,523 (US$5,741,668).

The Company paid a 3% cash commission on the gross proceeds in the amount of $190,216 (US$172,250) and incurred additional accounting, legal and regulatory costs of $167,871.

(iii)

On February 21, 2014, the Company closed a brokered private placement issuing 2,066,117 units at a price of $2.69 (US$2.42) per unit for gross proceeds of $5,566,504 (US$5,000,000). Each unit is comprised of one common share and one-half of a transferrable share purchase warrant. Each share purchase warrant is exercisable at a price of US$2.87 per warrant into one-half of a common share until February 25, 2017. If the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than USD$6.85 per share for a period of 20 consecutive trading days, then the Company may deliver a notice to the warrant holder notifying such holder that the warrants must be exercised within 30 days from the date of delivery of such notice, otherwise the warrants will expire on the thirty-first day after the date of delivery of the notice.

Of the $5,566,504 total aggregate proceeds raised in this financing, the $1,295,647 fair value of the warrants was attributed to warrant liability (Note 14) and the residual amount of $4,270,857 was attributed to common shares.

The Company incurred finance costs of $129,953 (recorded as a charge in the statement of operations) with respect to the issuance of warrants in this private placement and share issuance costs of $426,661 (recorded as a charge to share capital) with respect to the shares issued in this private placement.

(iv)	During the year ended December 31, 2014, the Company issued 266,457 common shares upon the exercise of stock options for gross proceeds of $307,937.

(c)	Warrants:

During the year ended December 31, 2014 there were no warrants exercised, and there were 1,033,059 warrants issued as summarized in Note 14.

(d)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5%), and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

(d)	Stock options (continued)

Continuity of stock options for the years ended December 31, 2014 and 2013 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, December 31, 2012	2,480,000	$1.81
Granted	650,000	$1.61
Forfeited	(55,000)	$1.71
Expired	(70,625)	$1.60
Exercised	(361,418)	$0.82

Stock options outstanding and exercisable, December 31, 2013	2,642,957	$1.16
Granted	1,035,000	$1.90
Forfeited	(50,000)	$1.15
Exercised	(266,457)	$1.16

Stock options outstanding and exercisable, December 31, 2014	3,361,500	$1.39

As at December 31, 2014, the weighted average remaining contractual life of stock options outstanding was 2.44 years.

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price	December 31, 2014	December 31, 2013

January 14, 2015	$0.81	45,000	60,000
September 10, 2015	$1.05	225,000	268,357
January 18, 2016	$1.02	806,500	924,600
September 30, 2016	$1.02	695,000	760,000
February 18, 2018	$1.60	195,000	230,000
September 9, 2018	$1.62	360,000	400,000
September 19, 2019	$1.90	855,000	-
December 22, 2019	$1.90	180,000	-
		3,361,500	2,642,957

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

(e)	Earnings per share:

The calculations for earnings (loss) per share and diluted earnings per share are as follows:

	2014	2013	2012
Net income for the year	$2,514,169	$848,212	$(1,263,178)
Basic weighted average number of shares outstanding	32,333,224	27,405,179	27,072,053
Effect of dilutive share options	940,516	296,224	-
Diluted weighted average number of shares outstanding	33,273,740	27,701,403	27,072,053
Basic earnings (loss) per share	$0.08	$0.03	$(0.05)
Diluted earnings (loss) per share	$0.08	$0.03	$(0.05)

17.	SHARE-BASED PAYMENTS

During the year ended December 31, 2014, the Company granted stock options to directors, officers, employees, directors, and consultants of the Company to purchase up to a total of 1,035,000 common shares at a weighted average exercise price of $1.90 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to September 19, 2015. 855,000 and 180,000 options are exercisable on or before September 19, 2019 and December 22, 2019 respectively. The Company recorded $1,044,282 as share-based compensation for the options vested during the period.

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

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

17.	SHARE-BASED PAYMENTS (continued)

The fair value of the options re-priced and granted to directors, officers, employees, and consultants was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2014	2013	2012
Weighted average assumptions:
Risk-free interest rate	1.51%	1.45%	1.06%
Expected dividend yield	0%	0%	0%
Expected option life (years)	5.00	3.45	0.42
Expected stock price volatility	67.25%	68.29%	50.89%
Weighted average fair value at grant date	$0.87	$0.55	$0.13

During the year ended December 31, 2014, the Company charged $982,782 (2013 - $908,362; 2012 - $18,408) to operations as share-based payment and capitalized $61,500 (2013 - $Nil) to exploration and evaluation assets.

18.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate from the San Gonzalo mine and the historic Avino stockpiles during the year ended December 31, 2014 and December 31, 2013 and for the San Gonzalo mine for the three months ended December 31, 2012.

Cost of sales consists of changes in inventories, direct costs including personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees, and depreciation related to sales and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the periods and consists of the following:

	2014	2013	2012
Direct costs	$10,074,610	$8,019,083	$1,246,309
Depreciation and depletion	1,259,394	949,326	188,260
Share-based payments	59,400	-	-
	$11,393,404	$8,968,409	$1,434,569

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2014	2013	2012
Depreciation	$18,358	$687	$6,193
Directors fees	81,134	155,000	22,500
Interest expense	124,138	52,753	-
Investor relations	239,538	194,955	247,044
Management and consulting fees	606,941	390,510	224,532
Office and miscellaneous	275,128	722,816	434,011
Professional fees	389,681	311,193	205,578
Regulatory and compliance fees	126,713	140,629	75,738
Sales tax write-down provision	-	-	(47,409)
Salaries and benefits	1,148,450	1,204,666	561,398
Travel and promotion	210,053	165,860	181,753
	$3,220,134	$3,339,069	$1,911,338

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

20.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2014, 2013, and 2012 were as follows:

	2014	2013	2012
Salaries, benefits, and consulting fees	$957,900	$779,571	$243,011
Share-based payments	645,750	420,450	-
	$1,603,650	$1,200,021	$243,011

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $121,639 (December 31, 2013 - $115,507) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position. As at December 31, 2014 and 2013, the following amounts were due to related parties:

	December 31, 2014	December 31, 2013
Directors	$19,259	$11,870
Intermark Capital Corp.	21,875	-
Jasman Yee & Associates, Inc.	4,032	5,040
Oniva International Services Corp.	171,650	135,458
Sampson Engineering Inc.	-	1,840
Wear Wolfin Design Ltd.	5,250	2,625
	$222,066	$156,833

(c)	Other related party transactions

The Company has entered into a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty. The transactions with Oniva during the years ended December 31, 2014, 2013, and 2012 are summarized below:

	2014	2013	2012
Salaries and benefits	$316,281	$309,816	$179,555
Office and miscellaneous	428,019	292,008	276,201
	$744,300	$601,824	$455,756

Salaries and benefits above includes $48,424 for key management personnel compensation that has been included in Note 20(a).

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

20.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	Other related party transactions (continued)

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2014, 2013 and 2012, the Company paid $433,333, $300,000, and $150,000 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the years ended December 31, 2014, 2013, and 2012, the Company paid $74,160, $75,014, and $63,938 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2014, 2013 and 2012, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

21.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2015 and 2020 with interest rates ranging from 4.50% to 13.90% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. Plant and equipment includes a net carrying amount of $5,322,510 (2013 - $2,714,933) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	December 31, 2014	December 31, 2013
Not later than one year	$1,362,766	$643,312
Later than one year and not later than five years	2,216,930	1,146,189
Less: Future interest charges	(280,360)	(112,679)
Present value of minimum lease payments	3,299,336	1,676,822
Less: Current portion	(1,292,326)	(585,845)
Non-current portion	$2,007,010	$1,090,977

The Company has a US$5,375,400 master credit facility with Caterpillar Finance that is used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activity at the Avino Mine. As of December 31, 2014, the Company had US$2,586,974 in available credit remaining under this facility.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

22.	SUPPLEMENTARY CASH FLOW INFORMATION

	2014	2013	2012
Net change in non-cash working capital items:
Accounts payable and accrued liabilities	$1,943,542	$265,200	$822,691
Taxes payable	950,563	42,547	-
Amounts due to related parties	125,308	(17,881)	(29,049)
Inventory	(1,949,673)	371,372	(2,225,840)
Sales taxes recoverable	(1,308,973)	(110,923)	79,282
Amounts receivable	(1,123,799)	(1,176,017)	674,824
Prepaid expenses and other assets	(98,633)	(587,682)	(40,020)
	$(1,461,655)	$(1,213,384)	$(718,112)

	2014	2013	2012
Interest paid	$90,669	$28,433	$1,471
Taxes paid	$172,076	$-	$-

23.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 20.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2014	December 31, 2013
Not later than one year	$301,121	$254,017
Later than one year and not later than five years	134,291	364,827
Later than five years	56,235	69,499
	$491,647	$688,343

Office lease payments recognized as an expense during the year ended December 31, 2014 totalled $90,883 (2013 - $63,126; 2012 - $44,850).

24.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, amounts due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

24.	FINANCIAL INSTRUMENTS (continued)

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (2013 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2014, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at December 31, 2014 in the amount of $4,249,794 (2013 - $3,839,595) in order to meet short-term business requirements. At December 31, 2014, the Company had current liabilities of $6,476,148 (2013 - $2,196,172). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

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

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s finance lease obligations bear interest at fixed rates.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

24.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars:

	December 31, 2014		December 31, 2013
	MXN	USD	MXN	USD
Cash and cash equivalents	$2,532,442	$3,382,302	$6,166,837	$2,508,191
Amounts receivable	-	1,350,874	1,897,963	1,197,766
Accounts payable and accrued liabilities	(10,805,057)	(786,490)	(8,768,980)	(408,427)
Warrant liability	-	(206,611)	-	-
Finance lease obligations	(908,005)	(2,788,356)	-	(1,579,402)
Net exposure	(9,180,620)	951,719	(704,180)	1,718,128
Canadian dollar equivalent	$(722,056)	$1,104,088	$(57,172)	$1,827,401

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2014, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2014 by approximately $45,188 (2013 - $170,734). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2014, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $489,808 (2013 - $383,094), and a 10% change in the market price of gold would have an impact on net earnings of approximately $210,058 (2013 - $125,612).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2014, a 10% change in market prices would have an impact on net earnings of approximately $5,389 (2013 - $14,904).

The Company’s profitability and ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

24.	FINANCIAL INSTRUMENTS (continued)

(d)	Classification of Financial Instruments

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

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2014:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$4,249,794	$-	$-
Investments in related companies	33,889	-	-
Investments in other companies	60,000	-	-
Financial Liabilities
Warrant liability	-	-	(239,690)
	$4,343,683	$-	$(239,690)

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes finance lease obligations and the components of equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

26.	SEGMENTED INFORMATION

The Company’s revenues of $19,297,953 (2013 - $16,094,701; 2012 - $2,255,376) are all attributable to Mexico where sales are recorded from shipments of concentrate produced by the San Gonzalo mine and the historic Avino stockpiles. For the year ended December 31, 2014, the Company had one customer that accounted for 80% (2013 – 88%; 2012 – 100%) of revenue and another customer that accounted for 20% (2013 – 12%; 2012 – 0%) of revenue.

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	2014	2013

Exploration and evaluation assets - Mexico	$19,281,859	$15,686,172
Exploration and evaluation assets - Canada	10,627,361	4

Total exploration and evaluation assets	$29,909,220	$15,686,176

	2014	2013

Plant, equipment, and mining properties - Mexico	$18,081,291	$10,561,869
Plant, equipment, and mining properties - Canada	92,222	2,748

Total plant, equipment, and mining properties	$18,173,513	$10,564,617

27.	INCOME TAXES

a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2014	2013

Current income tax expense	$1,820,970	$42,547
Deferred income tax expense	546,776	2,518,453

Total income tax expense	$2,367,746	$2,561,000

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense is as follows:

	2014	2013

Net income before income taxes	$4,881,915	$3,409,212
Combined statutory tax rate	26.00%	25.75%

Income tax expense at the Canadian statutory rate	1,269,298	877,873

Reconciling items:
Effect of difference in Mexican tax rates	223,465	176,081
Non-deductible/non-taxable items	(20,595)	298,543
Change in enacted rates	-	71,526
Change in unrecognized benefit of tax losses	234,551	183,052
Impact of foreign exchange	622,253	-
Special mining duties	292,403	1,163,717
Benefit of tax attributes recognized and other items	(253,629)	(209,792)
Income tax expense recognized in the year	$2,367,746	$2,561,000

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

27.	INCOME TAXES (continued)

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company's Mexican operations. The law was effective January 1, 2014, and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an income tax treaty) and creates a new extraordinary mining duty equal to 0.5% of gross revenues from the sale of gold, silver and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% special mining duty. The extraordinary mining duty and special mining duty will be tax deductible for income tax purposes. The special mining duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization and interest. In calculating the special mining duty, there will be no deductions related to expansion-type costs, but exploration and prospecting costs are deductible when incurred.

The Company recognized a non-cash expense of $385,057 for the year ended December 31, 2014 (2013 - $1,163,717; 2012 - $Nil) related to the deferred tax impact of the special mining duty.

b)	Deferred income tax assets and liabilities

	2014	2013

Deferred income tax assets	$1,540,270	$2,111,963
Deferred income tax liabilities	(7,177,297)	(6,996,093)

	$(5,637,027)	$(4,884,130)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	2014	2013

Tax losses carried forward	$-	$767,448
Reclamation provision	715,455	694,038
Inventory	(169,585)	-
Exploration and evaluation assets	(4,704,765)	(3,804,986)
Plant, equipment and mining properties	(2,302,947)	(3,191,107)
Other deductible temporary differences	824,815	650,477

Net deferred income tax liabilities	$(5,637,027)	$(4,884,130)

Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	2014	2013

Tax losses carried forward	$23,213,826	$7,795,353
Property, plant and equipment	4,552,561	211,097
Investments	196,839	348,047
Resource pools	8,310,866	1,799,659
Other deductible temporary differences	2,229,401	1,523,271

Unrecognized deductible temporary differences	$38,503,493	$11,677,427

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

27.	INCOME TAXES (continued)

The deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant, and equipment which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican mineral properties, mine plant, and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward, where applicable

The Company has capital losses of $1,472,210 carried forward and $23,213,826 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. The Company’s Canadian non-capital tax losses, if unused, expire as follows:

Year of Expiry	Amount

2015	$1,574,315
2020	–
2021	–
2025	–
2026	2,115,697
2027	1,782,666
2028	2,782,017
2029	1,548,378
2030	1,831,957
2031	2,259,435
2032	4,804,428
2033	2,133,934
2034	2,380,999

$23,213,826

As at December 31, 2014, the Company had no Mexican tax losses available to offset future Mexican taxable income.

28.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2014, the Company issued 13,500 common shares in an at-the-market offering under a prospectus supplement for net proceeds of $22,081 (US$20,577), and issued 106,000 common shares upon the exercise of stock options for gross proceeds of $108,120.

The accompanying notes are an integral part of the consolidated financial statements

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: May 11, 2015	By:	/s/ David Wolfin
David Wolfin
Chief Executive Officer
(Principal Executive Officer)

