Form 20-F
period 2015-12-31
AVINO SILVER & GOLD MINES LTD
filed 2016-04-11
CIK 316888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ____________

or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

Commission File Number 001-35254

AVINO SILVER & GOLD MINES LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 37,298,009 common shares, without par value, issued and outstanding as of December 31, 2015.

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Introduction

In this Annual Report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", "our" or "us" refers to Avino Silver & Gold Mines Ltd.

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

Currency

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US$" are to the lawful currency of the United States.

Forward looking Statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the silver mining industry, expectations regarding silver prices, production (or, "extracting and processing resources"), cash costs and other operating results, growth prospects and outlook of the Company's operations, individually or in the aggregate, including the commencement of extracting and processing resources at levels intended by management at certain of the Company's projects, the Company's liquidity and capital resources and capital expenditure, and the outcome and consequences of any potential or pending litigation or regulatory proceedings, contain forward-looking statements regarding the Company's operations, economic performance and financial condition.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in silver prices and exchange rates, political changes in Mexico, competition for resource properties and infrastructure in the mineral exploration industry, the Company's ability to obtain additional financing, and business and operational risk management and other factors as determined in "Item 3.D.: Key Information – Risk factors" and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause the Company's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

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

Cautionary Note to United States Investors Concerning Estimates of Measured and Indicated Mineral Resources

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the Securities and Exchange Commission (the "SEC") applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the "Securities Act"), or the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, information contained in this annual report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, this annual report on Form 20-F includes the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource". Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 ("NI 43-101"). U.S. investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of "contained ounces" of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an "indicated mineral resource," "measured mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Explanatory note regarding presentation of financial information

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (''Canadian GAAP''). The annual audited consolidated financial statements for the year ended December 31, 2011 were our first annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB''), and these financial statements included comparative figures for the year ended December 31, 2010 also prepared in accordance with IFRS.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended December 31, 2015. For the years ended December 31, 2015, 2014, 2013, 2012, and 2011 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. We adopted IFRS with a transition date of January 1, 2010.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ''Item 5 — Operating and Financial Review and Prospects.''

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 and as at December 31, 2015, 2014, 2013, 2012, and 2011. The information has been derived from our annual audited consolidated financial statements set forth in ''Item 18 — Financial Statements.''

	Years Ended December 31,
	2015	2014	2013	2012	2011
Summary of Operations:
Revenue	$19,082,847	$19,297,953	$16,094,701	$2,255,376	$-
Cost of sales	10,961,694	11,393,404	8,968,409	1,434,569	-
Mine operating income	8,121,153	7,904,549	7,126,292	820,807	-
General and administrative expenses	4,256,672	4,019,378	4,194,678	1,929,746	4,042,647
Income (loss) before other items and income taxes	3,864,481	3,885,171	2,931,614	(1,108,939)	(4,042,647)
Net income (loss)	483,424	2,514,169	848,212	(1,263,178)	(4,184,351)
Earnings (Loss) per share
Basic	$0.01	$0.08	$0.03	$(0.05)	$(0.16)
Diluted	$0.01	$0.08	$0.03	$(0.05)	$(0.16)
Weighted average number of shares outstanding
Basic	36,229,424	32,333,224	27,405,179	27,072,053	26,795,632
Diluted	36,723,725	33,273,740	27,701,403	27,072,053	26,795,632

7

	2015	2014	2013	2012	2011
Balance Sheet Data:
Total assets	$87,341,992	$61,416,147	$34,552,245	$26,191,608	$26,136,355
Cash and cash equivalents	7,475,134	4,249,794	3,839,595	4,035,985	5,282,464
Total liabilities	35,403,293	16,365,756	10,005,217	4,244,230	3,202,096
Shareholders' equity	51,938,699	45,050,391	24,547,028	21,947,378	22,934,259
Share capital	62,262,954	58,606,898	42,784,832	42,088,103	41,720,083
Shares issued	37,298,009	35,374,813	27,488,834	27,127,416	26,910,227

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Fiscal Year Ended	Average	Period End	High	Low

2011	0.9891	1.0170	1.0630	0.9383
2012	0.9996	0.9958	1.0299	0.9600
2013	1.0301	1.0636	1.0704	0.9838
2014	1.1045	1.1601	1.1643	1.0614
2015	1.2791	1.3839	1.3989	1.1725

The following table sets forth the high and low exchange rates for the past six months based on the noon buying rate. As of April 1, 2016, the exchange rate was CDN$1.3047 for each US$1.

Month	High	Low
October 2015	1.32	1.29
November 2015	1.34	1.31
December 2015	1.40	1.34
January 2016	1.46	1.40
February 2016	1.40	1.35
March 2016	1.35	1.30

B. Capitalization and indebtedness

Not Applicable.

C. Reasons for the offer and use of proceeds

Not Applicable.

D. Risk factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

We will be required to raise additional capital to mine our properties.

The Company is currently focusing on further defining effective plans to mine its San Gonzalo and Avino mineralized material and on exploring and evaluating the Bralorne mine project. Although the Company is presently carrying on mining activities at the San Gonzalo mine, the Company will still be required to raise capital to further advance the San Gonzalo and Avino mines and the Bralorne mine project. We anticipate that we need to raise approximately $5 million for 2016. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company's per share book value.

We have only recently become profitable and no assurances can be given we will continue to be profitable in the future.

We began extracting and processing resources at levels intended by management at the San Gonzalo mine during the fourth quarter of 2012. For the years ended December 31, 2015, 2014, and 2013, we earned net income of CDN$483,424, CDN$2,514,169, and CDN$848,212 respectively. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will continue to be profitable in the future.

As of December 31, 2015, our internal controls over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended December 31, 2015, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were ineffective due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; (iii) insufficient disaster recovery plans; and, (iv) limited staff resources resulting in the possibility that from time to time the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise. To remediate such weaknesses, we plan to implement the following changes: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; (iii) implement a disaster recovery plan; and, (iv) hire additional financial reporting personnel and engage external technical accounting and tax advisors and experts. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our common shares.

We have no proven or probable reserves and our decision to commence extracting and processing resources at levels intended by management was not based on a study demonstrating economic recovery of any mineral reserves and is therefore inherently risky.

We have not established the presence of any proven or probable mineral reserves, as defined by the SEC, at any of our properties. Under Guide 7, the SEC has defined a "reserve" as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Any mineralized material discovered or produced by us should not be considered proven or probable reserves.

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

These occurrences could result in environmental damage and liabilities, work stoppages and delayed extracting and processing, increased extracting and processing costs, damage to, or destruction of, exploration and evaluation assets or extracting and processing facilities, personal injury or death, asset write downs, monetary losses and other liabilities. In this regard, there have been three accidental deaths at the Company's San Gonzalo Mine. Liabilities that the Company incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which event the Company could incur significant costs that could adversely impact its business, operations or profitability.

Metals market prices are highly speculative and volatile.

The market price for metals is highly speculative and volatile. Instability and a potential decrease in metal prices such as silver will adversely affect our revenues, activities at our mining properties and the further exploration, evaluation, extracting, and processing activities at such properties. In this regard, the price of silver has decreased during the past two years.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and/or the Corruption of Foreign Public Officials Act and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practices Act (the "FCPA"), the Corruption of Foreign Public Officials Act (Canada) ("CFPOA"). and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA, the CFPOA, and/or other laws may result in severe criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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

Certain provisions of organizational documents may discourage takeovers and business combinationsthat our shareholders may consider in their best interests, which could negatively affect our stock price.

Certain provisions of our Articles of Incorporation ("Articles") may have the effect of delaying or preventing a change in control of our Company or deterring tender offers for our common shares that other shareholders may consider in their best interests. In addition, our board of directors has adopted a shareholder rights plan, or "poison pill," which has the effect of making it more difficult for a person to acquire control of our company in a transaction which is not a "Permitted Bid" (as defined therein), or not approved by our board of directors.

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

The Company's profitability is significantly affected by the costs and results of its exploration and evaluation programs. As mines have limited lives, the Company actively seeks to expand its mineral resources, primarily through exploration, evaluation and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any silver, gold, and/or copper exploration and evaluation program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of extracting and processing resources may change. Accordingly, the Company's exploration and evaluation programs may not result in any new economically viable mining operations or yield new mineral resources to expand current mineral resources.

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

Limited and volatile trading volume.

Although the Company's common shares are listed on the NYSE MKT, the TSX Venture Exchange, referred to as the "TSX-V", the Frankfurt Stock Exchange, referred to as the "FSE", and the Berlin Stock Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company's common shares and making it difficult for investors to readily sell their common shares in the open market. Without a liquid market for the Company's common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price.

In recent years, securities markets in general have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration and mining companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. Significant fluctuation in the Company's common share price is likely to continue.

Difficulty for United States investors to effect services of process against the Company.

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company's directors and officers are residents of Canada and many of the Company's assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4. Information on the Company

Cautionary Note to United States Investors

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies pursuant to the Securities Act, or the Exchange Act. As such, information contained in this annual report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, this annual report on Form 20-F includes the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource". Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 ("NI 43-101"). U.S. Investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not recognized in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of "contained ounces" of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an "indicated mineral resource," "measured mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A. History and development of the Company

The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1968, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the Exchange Act, changing its name to Avino Mines & Resources Limited. On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd. and effected a reverse stock split of one common share for every five common shares outstanding. On August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd., its current name, to better reflect the business of the Company of exploring for and mining silver and gold. In January 2008, the Company announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company's financial statement reporting requirements with its Mexico subsidiaries which operate on a calendar fiscal year.

The Company is a reporting issuer in the Province of British Columbia and Alberta, a foreign private issuer with the SEC and is listed on the TSX Venture Exchange (Tier 1 status) under the symbol "ASM", on the NYSE-MKT under the symbol "ASM", and on the Berlin and Frankfurt Stock Exchanges under the symbol "GV6". In September, 2013, the Company's listing on the TSX Venture Exchange was reclassified from Tier 2 to Tier 1 status. The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company, primarily engaged in the extracting and processing of gold, silver, and copper and the acquisition and exploration of natural resource properties. The Company's principal business activities have been the exploration for and extracting and processing of gold, silver, and copper at a mineral property located in the State of Durango, Mexico. The Company also owns other exploration and evaluation assets in British Columbia and the Yukon Territory, Canada.

B. Business overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver, gold, and copper exploration, extraction and processing. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the "Avino Mine"). From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of smelter. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver and began acquiring silver properties in North America. The Company acquired the Eagle property in Canada's Yukon Territory and the Aumax silver and gold property in British Columbia. Each property produced positive assays for silver through drilling and sampling however, in late April 2012, the Company relinquished its interest in the Aumax silver and gold property to focus on its property in Mexico. The Avino Mine in Mexico and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company's principal focus for the foreseeable future.

Presently, the Company is an exploration-stage company pursuant to SEC Industry Guide 7 as it has not yet established mineral reserves. On October 1, 2012, the Company declared that extracting and processing resources at levels intended by management had been achieved at the San Gonzalo mine. The decision was based on the following criteria:

•	All major capital expenditures to bring the San Gonzalo Mine into the condition necessary for it to be capable of operating in the manner intended by management had been completed;
•	The Company completed testing of the mine plant for a significant period time and tuned it to a level appropriate for efficient profitable operations;
•	The Company proved the ability to produce a saleable bulk concentrate – this was established by conducting the bulk sample program in 2010 and 2011;
•	The mine is operated by the Company's own operating personnel with the exception of underground mine advancement for which it uses a mining contractor to achieve more efficiency;
•	The mill has reached the pre-determined percentage of design capacity which is 250 tpd for processing San Gonzalo mineralized material;
•	Mineral recoveries are at and above expected extracting and processing levels; and
•	The Company has demonstrated the ability to sustain ongoing extraction and processing of mineralized material at a steady level.

The above factors were considered in making the decision that extracting and processing resources at levels intended by management had been achieved as at October 1, 2012, and management is confident that its decision is appropriate and accurately reflects the stage the Company is in.

In August 2014, Avino and Bralorne Gold Mines Ltd. ("Bralorne") entered into a binding arrangement agreement, whereby Avino would acquire all of the outstanding common shares of Bralorne, which Avino did not already own, by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bralorne holds an undivided 100% interest in the Bralorne Mine project in British Columbia.

On July 8, 2014, Avino acquired a 33.33% interest in Bralorne from an unrelated party on the open market for cash consideration of $2,660,000 in connection with its intention to acquire all of the outstanding common shares of Bralorne. With the acceptance of the TSX-V, Avino also made a $1,250,000 loan to Bralorne (in three tranches) to provide immediate working capital. The loan carried interest at 12% per annum, and the principal amount and accrued interest were secured by a general security agreement against all of the assets of Bralorne. On October 20, 2014, under the plan of arrangement, Bralorne shareholders received 2,636,845 common shares of Avino, resulting in Bralorne becoming a wholly-owned subsidiary of Avino. Fractional shares of Avino were rounded down to the nearest lower whole share. All unexercised outstanding stock options of Bralorne were cancelled, and Bralorne's common shares were delisted from the TSX Venture Exchange and the OTCQX.

Avino's remaining Mexican properties other than San Gonzalo and Canadian properties are all at the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of these properties, further geological work will need to be done, and based upon the results of that work a final evaluation will need to be made to conclude on economic and legal feasibility. The Company is currently focusing on extracting and processing resources at the San Gonzalo mine and exploration of the Avino property in Mexico and on exploring its Bralorne mine project in British Columbia, Canada, and its other Canadian properties are not deemed to be material and are subject to care and maintenance for further exploration and evaluation, if any.

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

Mining activities in British Columbia are subject to the Mines Act and the Health, Safety and Reclamation Code (the "Code"), which are administered by the Minister of Energy and Mines, and in particular its Mines and Minerals Resource Division, as well as the Chief Inspector of Mines. Mining permits are issued upon meeting certain conditions, including the provision of a reclamation bond, and mining activities are regularly inspected for compliance with the Code.

C. Organizational structure

The Company's Mexican subsidiaries are the wholly owned subsidiary Oniva Silver and Gold Mines S.A. de C.V., referred to as "Oniva", Promotora, in which the Company has direct ownership of 79.09%, and Avino Mexico in which the Company has a 98.45% direct ownership and an additional 1.22% indirect ownership held through Promotora. The Company's total effective ownership interest in Avino Mexico is 99.67%. All of these subsidiaries are incorporated under the laws of Mexico. The Company also owns 100% of Bralorne Gold Mines Ltd., incorporated in British Columbia, Canada.

D. Property, plants and equipment

The Company is extracting resources and processing a bulk concentrate at the San Gonzalo Mine and a copper concentrate from the Avino Mine, both of which are located on the Avino property in Durango, Mexico. The Company is also exploring options to re-process a large tailings resource left from past mining on the Avino property. In addition, the Company is exploring four silver and gold projects in Canada. All of the Company's mineral property interests in Canada are wholly-owned by the Company. In Mexico, the Company has a 99.67% interest in Avino Mexico, a Mexican company which is involved in the mining of commercial resources and resource exploration and evaluation, including the operation of the Avino Mine. The Company owns and manages its Canadian properties. Exploration in Canada is focused on the Bralorne Mine project in southwest British Columbia which was acquired by the Company in 2014. The Bralorne Mine project is considered in the advanced exploration phase and extracting and processing resources at trial levels has taken place since 2010. In addition to the Bralorne Mine project, Avino has in recent years conducted limited prospecting, trenching and drill programs on the Eagle, Olympic-Kelvin, and Minto properties.

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

Regionally, the Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low sulphidation epithermal veins, breccias, stockwork and silicified zones. These zones grade into a "near porphyry" environment, particularly in the Avino Mine area. The caldera has been uplifted by regional north trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence, a favourable host rock, within the caldera. This sequence is overlain by rhyolite to trachytes with extensive ignimbrite layers forming the upper volcanic sequence and is intruded by monzonite bodies. The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito and Yolanda areas. A northerly trending felsic dyke, probably a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low temperature vein system, with significant widths but overall low precious metal values, trends north-northwest, similar to the felsic dyke and with similar continuity across the property. The two structures may occupy deep crustal faults that controlled volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora and El Fuerte-Potosina volcanic centres and the Aguila Mexicana controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

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

On July 17, 2006, the Company completed the acquisition of Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico"), a Mexican corporation, through the acquisition of an additional 39.25% interest in Avino Mexico which combined with the Company's pre-existing 49% share of Avino Mexico, brought the Company's ownership interest in Avino Mexico to 88.25%. The additional 39.25% interest in Avino Mexico was obtained through the acquisition of 79.09% of the common shares of Promotora Avino S.A. de C.V., referred to as "Promotora", which in turn owns 49.75% of Avino Mexico's common shares, and the direct acquisition of 1% of the common shares of Avino Mexico.

The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration, which we refer to as the "Payment Shares", for the purchase of the additional 39.25% interest in Avino Mexico. The Payment Shares were valued based on the July 17, 2006 closing market price of the Company's shares on the TSX-V.

The Company acquired a further 1.1% interest in Avino Mexico through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration.

On February 16, 2009, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico. As a result, the Company's ownership interest in Avino Mexico increased to 99.28%.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico, resulting in the Company's ownership increasing by 0.38% to an effective 99.67%. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company's ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

Summary of Property Ownership

Company	Relationship to Avino Silver & Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
Avino Mexico	Subsidiary	98.45
Promotora Avino, S.A. de C.V.	Subsidiary	1.22
Total Effective Ownership of Avino Mine Property	-	99.67
Estate of Ysita	Non-controlling interest	0.33
Total	-	100.00

Mineral Concessions and Agreements

The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha. Of these, 22 mineral concessions totalling 1,005.104 ha, are held by Avino Mexico (Avino's Mexican subsidiary company), Promotora Avino SA de CV, and Susesion de la Sra. Elena del Hoyo Algara de Ysita. Ownership proportions and mineral concessions are summarized in the tables below:

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

Owners of mining concessions are obliged to:

•	Execute work under the terms and conditions established in the mining law;
•	Pay fees to the Secretaria de Economia on a semi-annual basis;
•	Locate on the ground a starting point (mojonera) for the location of the concession, and maintain the mojonera in good condition;
•	Begin work on the concession within 90 days of receiving the mining title;
•	File annual reports describing the work completed and the amount spent doing the reported work*;
•	The Direccion General de Minas ("DGM") has the right to audit the receipts and verify that reported work was completed in the field; and
•	Failure to comply with the obligations or to assist the DGM with an audit will result in cancellation of the mining concession.

Mineral Concessions – Avino Property

Concession Name	Concession No.	Claim Type	Location	Hectares (ha)	Date Acquired	Expiration Date	Cost (US$/ha)	Payment (US$)
Agrupamiento San Jose (Purisma Chica)	155597	Lode	Pánuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento (San Jose)	164985	Lode	Pánuco	8	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Lode	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Lode	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Lode	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Lode	Pánuco	12	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Lode	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Lode	Pánuco	6.01	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Lode	Pánuco	5.85	19/12/1991	18/12/2041	124.74	729.67
Avino Grande Ix	216005	Lode	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Lode	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Lode	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Lode	Pánuco	9	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Lode	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Lode	Pánuco	14	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Lode	Pánuco	9	28/06/1996	27/06/2046	124.74	1,122.66
Los Angeles	154410	Lode	Pánuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Lode	Pánuco	58	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Lode	Pánuco	12	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Lode	Pánuco	30	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Lode	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Lode	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total hectares				1,005.106

Note: Concession "La Platosa" is not included because it is not held by Avino.

Map of Avino Mine Property Concessions

On February 18, 2012, through its subsidiary company Avino Mexico, Avino re-entered into an agreement (the Agreement) with Minerales de Avino, S.A. de C.V. ("Minerales"), whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino vein and ET Zone.

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

During 2014, mine exploration and advancement included the discovery of significant additional mineralization along strike to the southeast while drifting on level 5. These areas had not previously been considered for mining. Following this discovery, the extension of this new mineralized zone was explored on levels 2 through 6. Previous exploration did not encounter this area as the vein had pinched out and an offset of the vein was not considered at that time. During 2014, extraction of resources came primarily from levels 5 and 6 as well as from mined material from the new zone on level 3. Advancement work on level 6 continued throughout the fourth quarter, and by year end the main haulage ramp had progressed past the level 7 elevation of 2,043 meters above sea level towards level 8.

During 2015, San Gonzalo mill feed came primarily from stopes on levels 4, 5 and 6. During the second quarter, the ramp advance was deferred (at 70 metres below level 7) in favor of using the mining equipment to advance levels 5, 6 and 6.5 laterally along the San Gonzalo structure to the East and West where the new mineralized zones were identified in 2014.

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

Following dewatering and rehabilitation of the haulage ramp, underground mining activities re-commenced at the Avino Mine. Full scale mining began at level 11.5 with drifts heading east and west along the vein during the third quarter of 2014. By the end of 2014, a total of 877 metres of underground advancement had taken place on levels 11.0 and 12.0 with the haulage ramp advancing to level 12.5.

Initially, new material from underground at Avino was processed on a limited scale using the existing 250 TPD Mill Circuit 2. By year end, rehabilitation of the 1,000 TPD Mill Circuit 3 had been completed and sufficient material had been stockpiled; on January 1, 2015, the Company commenced testing of mining and milling methods at levels anticipated for full-scale activities.

During 2015, underground advancement totalled 5,056 metres and took place mainly in levels 12.5 to 14.5 with the ramp advancing to level 15. The breakdown of the advance in 2015 consisted of 2,855 metres of drifts, 785 metres of ramp, 1,050 metres of crosscuts and 366 metres of raises.

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

The existing tailings storage facility is presently being used in connection with the operation of Mill Circuits 1, 2, and 3. In 2016, the Company expects to finalize plans to build a new tailings storage facility which represents the first phase of the plan outlined in the Tetra Tech technical report and is also necessary for continued extraction and processing activities at the Avino and San Gonzalo Mines.

The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. In 2012, the oxide tailings resource was the subject of a preliminary economic assessment completed by Avino's independent engineering consultants Tetra Tech. The results of the study were published in the July 2013 Technical Report on the Avino Property, Durango, Mexico by Tetra Tech. (Please see the section below titled: Tailings Resource – Preliminary Economic Assessment). Further details the oxide tailings please see the section below titled: Mineral Resource Estimates.

Project Infrastructure

The Avino Mine is connected to the local power grid with a line capacity quoted at 4 MW when the mine last operated in 2001. With the shutdown, much of this excess power was diverted to the surrounding towns in the district. The present power line provides only 1,000 kW of power with 500 kW servicing the mill, 400 kW for San Gonzalo and the balance for the well at Galeana, the employee accommodation facility and water reclamation from the tailings dam. The San Gonzalo power line was built in 2009 to replace the contractor's diesel generator used during mine advancement.

Discussions with CFE, the federal electricity commission in Mexico, on a new 34.5kV power line were completed in 2014 along with a study covering the proposed locations of towers and power poles. Additionally, in October 2014, CFE informed the Company that it had completed internal upgrades to several transformers that would enable CFE to provide Avino with sufficient grid power to operate all three mill circuits and both underground locations in the interim period prior to the commissioning of the new power line. Construction of the new power line was completed in 2015; at the time of this report, the power line was ready for use but awaiting final approval from the CFE.

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

The Company's processing plant was built in the 1970's and was refurbished to accommodate increased capacity in 1993. Most of the infrastructure was in place for two 250 tpd circuits and one 1,000 tpd circuit. At the time of shutdown in 2001 due to low commodity prices and the closure of a smelter, the mill was operating at an average rate of 1,130 tpd.

In order to perform the bulk sample program at San Gonzalo, major infrastructure spending and mill repairs were required. Most of these expenditures took place in 2008 and 2009 with additional spending required more recently as further needs arose to meet the demands of mining activities.

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

During the second quarter of 2013, a second 250 tpd circuit ("Mill Circuit 2") in the mill was commissioned and put into operation for the processing of remaining Avino Mine surface stockpiles. In September 2014, Mill Circuit 2 began processing new mineralized material from the Avino Mine during the mine's commissioning phase. On January 1, 2015, Mill Circuit 2 transitioned to processing feed material from the San Gonzalo Mine stockpile which continued throughout the first half of 2015 apart from May, when Mill Circuit 2 was once again used to process Avino Mine surface stockpiles. During the second half of 2015, Mill Circuit 2 was used to process mineralized material from the Avino Mine underground in July, August, November and December; and mineralized material from the San Gonzalo Mine during September and October. In 2016, Mill Circuit 2 is expected to primarily process mineralized material from the Avino Mine.

In November 2014, Avino completed its Mill Circuit 3 expansion in preparation for the re-opening of the main Avino Mine. The refurbished circuit was initially commissioned using historic above ground Avino Mine stockpiles during the November and December of 2014. Mill Circuit 3 began processing new mill feed from underground at the Avino Mine beginning on January 1, 2015. During 2015, Mill Circuit 3 was optimized to process approximately 1,150 tonnes per day.

Circuit #	Operating Throughput (TPD)	Sources of Mill Feed	Operating Status
1	250	San Gonzalo Mine ("SG")	Now Online
2	250	Avino Mine Stockpiles, SG, Avino Mine*	Now Online
3	1,150	Avino Mine*	Now Online

•	Circuit 1 is expected to continue to process high-grade mill feed from the San Gonzalo Mine.
•	Circuit 2 is expected to continue to primarily process mineralized material from the Avino Mine.
•	Circuit 3 is expected to continue to process mineralized material from the Avino Mine.

*No feasibility study or preliminary economic assessment has been carried out at the Avino Mine. The Company expects to achieve extraction and processing of resources at levels intended by management without undertaking any further formal studies at this time.

Mining Fleet

To operate the Avino and San Gonzalo Mines, Avino's mining fleet currently consists of 2 front end loaders, a dozer, 10 scoop trams, 5 jumbos, a combination backhoe and rock breaker, a surface and an underground drill, a mini loader, a grader suitable for surface and underground, 17 haulage trucks (contractor provided), a shotcrete machine and 13 light service passenger vehicles.

Costs Incurred to Date

The table below for the years ended December 31, 2010 to December 31, 2015 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements for the periods ending on such dates. The financial data presented for the 2006 to 2009 fiscal years was prepared in accordance with U.S. GAAP and is not comparable to information prepared in accordance with IFRS.

	Exploration and Evaluation Expenditures	Capital Expenditures	Operating and Administrative Expenses*	Total
2006	72,208	18,331	4,014,734	4,105,273
2007	2,292,156	777,586	868,527	3,938,269
2008	1,764,719	93,492	1,575,913	3,434,124
2009	320,100	281,461	669,178	1,270,739
2010	1,839,096	324,360	1,110,643	3,274,099
2011	4,590,331	1,483,453	4,042,647	10,116,431
2012	2,387,771	946,286	1,929,746	5,263,803
2013	2,857,974	4,256,137	4,247,431	11,361,542
2014	3,595,686	8,489,595	3,984,103	16,069,384
2015	1,812,709	5,462,399	4,428,630	11,703,738
Total	21,532,750	22,133,100	26,871,552	70,537,402

* Operating and administrative expenses do not reflect other income or expenses or other comprehensive income or loss.

Below is a table summarizing the estimated planned future costs for 2016. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Operating Expenses	Capital Expenditures	TOTAL

2016	$10,892,717	$30,968,188	$41,860,905

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

San Gonzalo Mine – Resource Depletion

The mineral resource estimate at San Gonzalo does not factor in depletion from ongoing mining activities. Including the bulk sample test as well as extracting and processing resources from Q4 2012 to Q4 2015, thus far Avino has extracted a total of 288,664 tonnes as of December 31, 2015.

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

Avino Mine – Resource Depletion

The mineral resource estimate at the Avino Mine does not factor in depletion from ongoing mining activities. Extracting and processing underground Avino Mine resources began in late 2014, and Avino has extracted 407,539 tonnes of mineralized material as of December 31, 2015.

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

* Trenches completed on the A1-A1' section line, see figure below

Plan View of 1990 Hole Locations

Source: Slim (2005d)

Recent Drilling (Post Mine Closure), 2001 to Present

A total of 138 surface and underground drill holes have been completed on the Avino and San Gonzalo veins, totalling 32,891.5 m. Additional exploration holes have been drilled elsewhere on the Property, but those drilling results are not considered material. Most holes were surveyed down hole using a Tropari single-shot magnetic instrument. Of those holes for which down hole surveys were completed, the majority contain three or fewer measurements, typically at the collar and near the end of hole, and sometimes part-way down the hole. Many holes were not surveyed to within 10 m of the end of the hole.

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

Plan View Map Illustrating the Location of Drill Holes on the Avino Vein

San Gonzalo and Nearby Veins

At San Gonzalo, Avino drilled 40 holes in 2007 (9,222.9 m), 6 in 2008 (1,782.65 m), 18 in 2011 (3,618.57 m), 15 in 2014 (3,631.93 m), and 25 in 2015 (3,197.60m) for a total of 104 drill holes and 21,453.65 m. All holes were of thin wall NQ size core diameter and were completed using Avino's Longyear 44 core rig with the exception of 6 underground holes in 2014 and 14 in 2015. Additional holes also explored the nearby Guadalupe, San Juventino, San Lucerno, Mercedes, San Jorge, and Yolanda veins.

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

Plan View Map Illustrating the Location of Drill Holes on the San Gonzalo Vein

In 2014, Avino undertook a 15 hole (3,631.93 m) surface and underground definition drill program to test the San Gonzalo vein at depth. In April 2014, a 70 meter cross cut was completed on level 6 and the underground drill program started on May 2. Three holes were drilled from the cross cut (SG-14-01 through SG-14-03).

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

In 2015, the Company continued its definition drill program intended to define the boundaries of the San Gonzalo structure. In total, 25 holes were completed totaling 3,197.60m metres. From January 2015, through the end of April, 19 holes were drilled of which 5 were from surface and 14 were underground holes (SG-15-1 through SG-15-16). Drilling resumed in September 2015 with Hole CH-07-01 which was the deepening of a hole drilled 2007 on the Chihuahua vein, which is an extension of the San Gonzalo structure. Drilling then resumed at San Gonzalo to test the southeast extension of the structure; drilling for the year concluded in November with the completion of hole SG-15-24.

San Gonzalo Bulk Sample Program

In December 2009, the Company announced that contract terms had been finalized with Desarrollo Minero Guadalupe S.A. de C.V. ("DMG") for the mining of the 10,000 tonne bulk sample from the San Gonzalo deposit.

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

ResourceExtraction and Processing

Total Tonnes to Mill	2,340,000
Annual Tonnes to Mill	500,000
Mine Life	5 years
Average Silver Grade (g/t)	91.30 g/t
Average Gold Grade (g/t)	0.54 g/t
Total Silver Processed (oz)	4,814,000
Total Gold Processed (oz)	31,000
Average Annual Silver Processed (oz)	1,028,860
Average Annual Gold Processed (oz)	6,580

Economics

	Base Case	Spot Price Case
Gold Value (US$)	$1,256	$1,622
Silver Value (US$)	$20.38	$28.36
IRR	54.4%	92%
Payback period	1.6 years	1.1 years
NPV (US$'000) 8% discount rate	$38,647	$74,186

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

As per Federal Mexican regulations (LGEEPA), both the SEMARNAT and PROFEPA ministries require Avino to present in its first semi-annual report a "General Plan to Remediate the Site" including dates, activities, techniques, and costs that will ensure restoration of affected areas, considering complete reforestation of impacted sites, removal of foundations and infrastructure that are no longer useful, roads that no longer have any use, removal and proper disposal of all rubbish, closing off adits that are no longer needed and restoration of the tailings facility at the end of its operational life. Avino will also need to present a reforestation program for the entire surface area affected during mining activities. This program will include caveats to safeguard flora and fauna.

Avino Property Activity Summary

The table below presents material mined, material processed, concentrate produced, concentrate sold, and average realized concentrate pricing for each of the San Gonzalo Mine, the historic Avino stockpiles, and the Avino Mine.

	2015			2014			2013
	San Gonzalo	Avino Mine (1)	Avino Mine Stockpiles (1)	San Gonzalo	Avino Mine (1)	Avino Mine Stockpiles (1)	San Gonzalo	Avino Mine Stockpiles
Processed
tonnes	121,774	389,191	6,922	79,729	25,990	96,032	78,415	54,136
grade
Gold (g/t)	1.48	0.28	0.71	1.88	0.38	0.59	1.34	0.83
Silver (g/t)	279	65	87	337	77	92	288	85.5
Copper (%)	N/A	0.63	0.19	N/A	0.6	N/A	N/A	N/A
Concentrate Produced
tonnes	4,517.00	8,958	99.98	2,546.00	607	1,112.00	2,431.48	636.08
grade
Gold (g/t)	28.34	9.24	29.78	45.7	13.17	33.1	31.63	37.66
Silver (g/t)	6,237	2,449	3,926	8,857	2,806	5,308	7,705	4,687
Copper (%)	N/A	23.93	N/A	N/A	22.8	N/A	N/A	N/A
Concentrate Sold
tonnes	4,481.94	7,695.15	236.681	2,382.80	558.29	946.76	2,544.11	560.97
grade
Gold (g/t)	27.409	10.113	28.129	43.215	12.334	33.85	30.977	36.2
Silver (g/t)	5,776.91	1,947.82	3,320.44	8,077.96	2,375.09	5,161.23	6,950.01	4,469.20
Copper (%)	N/A	23.3	7.68	N/A	19.79	N/A	N/A	N/A
Average Realized Pricing (US$/oz)
Gold (US$/oz)	1,144.62	1,130.49	1,205.76	1,263.46	1,181.98	1,275.17	1,373.23	1,289.31
Silver (US$/oz)	15.43	15.03	16.12	18.94	16.15	19.14	23.09	20.9
Copper (US$/lb)	N/A	2.31	2.49	N/A	2.73	N/A	N/A	N/A

(1) In accordance with the Company's accounting policies, prior to the date that management's intended levels of extracting and processing resources have been achieved, concentrate sales incidental to the exploration of mineral properties are recorded as a reduction of capitalized exploration and evaluation costs. For the year ended December 31, 2014, certain concentrate sales of mineralized material from Avino Mine stockpiles used for circuit testing as well as concentrate sales from the Avino Mine were recorded as a reduction of capitalized costs rather than as revenue.

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

Igneous rocks within the Bralorne area include Upper Paleozoic ultramafic rocks and associated Bralorne intrusive suite, Mesozoic Coast Plutonic rocks, Tertiary Bendor intrusive rocks, and dykes of Cretaceous-Tertiary age. Ultramafic rocks, called the President ultramafics, form narrow serpentinized bodies and with the pillow basalts and radiolarian ribboned cherts of the Bridge River Complex, they complete the trinity of a typical ophiolite package. The ultramafic rocks in the Bralorne area range from dunite to pyroxenite, but peridotites are most common. Usually they are partly to completely serpentinized, or altered to talc-antigoritetremolite-carbonate, and are intruded by diorite. The Bralorne intrusive suite includes "augite diorite" and "sodagranite", which commonly occur together. The main mass is called Bralorne Diorite (hornblende quartz diorite) and occurs between the bounding Fergusson and Cadwallader faults. The Bralorne Diorite complex is cross cut by intrusions of soda granite with complex dyke relations. The main body of soda granite (trondhjemite or albite tonalite) is found along the northeast side of the Bralorne Diorite, but also forms many dykes cutting the diorite. Typically, the soda granite is a leucocratic, coarse-grained granitic rock. Cretaceous-Tertiary dykes, including grey plagioclase porphyry, albitite, green hornblende porphyry, Bendor porphyry and lamprophyre, intrude all the units.

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

Property Ownership

The Bralorne property is comprised of different types of legal mineral properties registered under and subject to the Mineral Tenure Act and Mineral Land Tax Act of the Province of British Columbia. The Property consists of 154 Crown granted mineral claims, two reverted Crown granted claims and eighteen metric unit mineral claims, all of which are contiguous. Bralorne Gold Mines Ltd. (in this section, "BGM") owns 100% of the property.

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

DL 457 Ida May

DL 5489 Telephone Fr.

DL 670 Telephone

DL 5582 Millbank

Lots 3, 4, 6, and 7 of DL7883 Cora Fr

DL 456 Pioneer

Lot 1 of DL 671 Wood Duck

Lot 20 of DL 5484 Polnud

Claim Staking and Mineral Tenure in British Columbia

Crown granted mineral claims are legacy claims in British Columbia that confer rights to subsurface minerals. The Crown granted claims are subject to the Mineral Land Tax Act, which requires the owner to pay to the minister a tax at $1.25 per hectare to maintain the claims in good standing for one year. The total annual tax payable for all of the crown granted mineral claims in the Bralorne property is $2,907.07. All of BGM's crown granted mineral claims are in good standing until July 2016 and it is expected that the annual taxes will be paid again prior to that date.

Reverted crown grants are treated the same as mineral claims in terms of holding costs. Either $200 must be spent and properly documented on each 500- by 500-meter unit or each 1,500- by 1,500-foot claim, or $200 cash must be paid in lieu of expenditure to the British Columbia government (cash-in-lieu). All of the crown granted mineral claims and reverted crown granted mineral claims have been legally surveyed. The mineral claims have not been surveyed. All of BGM's reverted crown granted mineral claims are in good standing with the first expiry date being April 11, 2024.

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

Bralorne Area Crown Grants owned by BGM:

Name	Lot No.	Area [ha]	Name	Lot No.	Area [ha]	Name	Lot No.	Area [ha]

PIONEER	456	20.70	DON Z FRACTION	2394	2.21	B FRACTION	5519	1.12
IDA MAY	457	18.50	SUNSET	3045	19.10	MARGARET	5520	15.25
NELLIE FRACTION	458	0.46	GREAT FOX	3046	20.90	HOPE	5521	15.10
MARY FRACTION	459	14.25	EAST PACIFIC	3047	20.76	DAVID	5522	5.06
TRIO	460	18.07	CLIFTON	3048	20.90	JACK	5523	15.41
LITTLE JOE	539	20.90	CORASAND	3049	16.70	ANNETTE FRACTION	5524	8.66
WHITE CROW	540	17.26	EMMADALE	3050	17.81	BUCK FRACTION	5525	0.96
BEND'OR FRACTION	541	2.24	UNION JACK FRAC.	3051	3.74	MILLBANK	5582	20.37
JIM CROW FRACTION	542	0.36	TITANIC FRAC.	3053	3.70	GREAT DIVIDE FRACTION	5591	1.22
DELIGHTED	543	10.61	INVINCIBLE	3091	16.39	DEVELOPMENT NO. 2	5594	8.03
WOOD CHUCK	579	15.46	LEON NO. 1	5323	11.04	DEVELOPMENT NO. 1	5595	11.29
COPELAND	580	9.96	LEON FRACTION	5324	9.55	DEVELOPMENT NO. 2A	5596	18.98
HIRAM	581	17.14	LEON NO. 2	5325	20.34	DEVELOPMENT NO. 3	5597	19.97
COSMOPOLITAN	584	16.33	LEON NO. 3	5326	19.43	DEVELOPMENT NO. 4	5598	19.28
MARQUIS	586	9.92	LEON NO 4	5328	13.98	SUNBEAM	5742	10.74
GOLDEN KING	587	18.39	VICTOR FRACTION	5331	12.42	COMSTOCK NO. 5	5743	10.06
LORNE	588	20.34	HIRAM FRACTION	5332	0.11	COMSTOCK NO. 2	5744	11.69
ALHAMBRA	665	9.98	VIRGINIA	5455	5.77	HOMESTAKE	5745	10.17
NIGHT HAWK	666	11.43	NOELTON FRACTION	5456	19.70	SUNSHINE	5746	15.04
LURGAN FRACTION NO 1	667	1.47	MAUSER	5457	12.54	COMSTOCK NO. 3	5747	14.36
LURGAN FRACTION NO 2	668	3.46	CARL	5458	0.92	LORENZO	5748	14.18
METROPOLITAN	669	13.27	ALEX	5459	15.61	ORION NO. 4	5750	19.85
TELEPHONE	670	11.61	MATTHEW	5460	12.60	ORION	5751	5.29
WOOD DUCK	671	9.95	JOHN	5461	15.95	COMSTOCK NO. 8	5752	17.61
EXCHANGE FRACTION	673	8.84	KATHLEEN	5462	20.89	COMSTOCK NO. 7	5754	10.63
BLACKBIRD	1176	15.26	RAYMOND	5463	16.60	COMSTOCK NO. 6	5755	5.01
COUNTLESS	1177	17.93	SAVAGE	5464	19.96	EDNA MARY	5920	18.41
NELLIE	1179	15.99	WINCHESTER	5465	14.05	ALEX FRACTION	5921	2.34
WHIP-POOR-WILL	1221	17.81	LEE METFORD	5466	11.73	ALEX NO. 2 FRACTION	5922	2.44
DUKE	1222	8.69	CARBINE	5467	12.11	RAYMOND FRACTION	5923	1.86
ROYAL	1224	9.59	EAGLE FRACTION	5468	9.38	STAR FRACTION	5924	10.04
LE ROY	1225	15.90	EAGLE	5469	13.99	STAR NO. 1 FRACTION	5925	8.48
MAUD S. FRAC.	1226	12.34	EAGLE NO. 1	5470	20.15	TURRET FRACTION	6037	1.39
SILVER DOLLAR	2372	18.87	LUCKY BOY FRACTION	5475	3.40	GOLD KING	6038	8.81
GOLDEN RIBBON	2374	20.23	BESSIE FRACTION	5476	15.84	EAGLE	6039	10.66
ALMA	2375	14.15	SAVOY	5477	18.49	WHITE STAR	6040	13.29
UNION FRACTION	2376	18.56	EMPIRE FRACTION	5478	8.12	ANNE FRACTION	6041	8.77
GOLDEN QUEEN FRACTION	2377	18.26	EUREKA	5479	16.47	DON C. FRACTION	6044	6.52
SILVER KING	2378	15.22	CASCADE FRACTION	5480	10.70	ROBIN FRACTION	6045	1.87
MOTHERLODE FRACTION	2379	11.14	COSMOPOLITAN FRACTION	5481	10.49	MARIE FRACTION	6048	12.95
ANDY FRACTION	2380	4.33	DUKE FRACTION	5482	1.58	BLUE JAY	6466	14.80
DON F	2381	19.82	CORONATION FRACTION	5483	0.31	DIANE	6830	19.85
DON C	2382	7.73	POLNUD	5484	19.24	HEATHER FRACTION	6839	5.98
DON A	2383	10.37	MACK FRACTION	5485	16.45	CAROL FRACTION	6840	16.51
DON E	2384	15.42	NIGHT HAWK FRACTION	5486	0.88	LEE FRACTION	6945	0.07
DON B FRACTION	2385	5.56	POLNUD FRACTION	5487	0.62	A.M.	6946	13.70
ROBIN	2387	2.38	PASADENA FRACTION	5488	3.12	BEEF FRACTION	6947	18.10
RAINIER	2388	17.16	TELEPHONE FRACTION	5489	4.62	DEEP FRACTION	6948	11.90
TACOMA	2389	12.80	MONICA MARJORIE	5508	19.99	AUDREY FRACTION	6954	5.37
SEATTLE	2390	6.75	A FRACTION	5517	2.80	J.B. FRACTION	7428	0.90
NUGGET KING	2393	20.90	HILDA	5518	17.44	JEAN FRACTION	7429	3.34
						JEAN NO. 4 FRACTION	7430	11.95

Bralorne Area Mineral Claims and Reverted Crown Grants Owned by BGM:

Title Number	Claim Name	Title Type	Title Sub Type	Map Number		Issue Date	Good To Date	Area (ha)
316338	MEAD	Mineral	Claim	092	J	1993/Feb/28	2024/Apr/11	100.00
316573	KING	Mineral	Claim	092	J	1993/Mar/05	2024/Apr/11	100.00
510593		Mineral	Claim	092	J	2005/Apr/12	2024/Apr/11	122.61
510594		Mineral	Claim	092	J	2005/Apr/12	2024/Apr/11	81.725
510595		Mineral	Claim	092	J	2005/Apr/12	2024/Apr/11	40.881
510596		Mineral	Claim	092	J	2005/Apr/12	2024/Apr/11	40.853
510597		Mineral	Claim	092	J	2005/Apr/12	2024/Apr/11	490.623
511088		Mineral	Claim	092	J	2005/Apr/19	2024/Apr/11	20.432
511645	BP 1	Mineral	Claim	092	J	2005/Apr/25	2024/Apr/11	143.136
517280		Mineral	Claim	092	J	2005/Jul/12	2024/Apr/11	61.291
552953	BP3	Mineral	Claim	092	J	2007/Feb/28	2024/Apr/11	265.8297
552955	BP4	Mineral	Claim	092	J	2007/Feb/28	2024/Apr/11	326.8708
552959	BP5	Mineral	Claim	092	J	2007/Feb/28	2024/Apr/11	286.1033
552966	BP6	Mineral	Claim	092	J	2007/Feb/28	2024/Apr/11	81.7535
552971	BR7	Mineral	Claim	092	J	2007/Feb/28	2024/Apr/11	61.33
552973	BP8	Mineral	Claim	092	J	2007/Feb/28	2024/Apr/11	20.4474
608095	DEVELOPMENT FRACTION	Mineral	Claim	092	J	2009/Jul/16	2024/Apr/11	20.4474
719549	NUGGET KING	Mineral	Claim	092	J	2010/Mar/10	2024/Apr/11	20.4255
818062	DEV. FR. 2	Mineral	Claim	092	J	2010/Jul/14	2024/Apr/11	20.4473
882129	PIONEER EXTENSION	Mineral	Claim	092	J	2011/Aug/05	2024/Apr/11	20.4457
1035602	TSFX	Mineral	Claim	092	J	2015/Apr/22	2016/Apr/22	61.29

This list is considered to be accurate as of March 10, 2016 according to the MTO database. Note that the Mineral Titles Online database lists only the reverted Crown Grants and the metric cell unit claims.

Map of Bralorne Property Concessions

History

The Bralorne property has an extensive history of exploration and mining, starting in the late 1800's, when placer miners followed gold up the Fraser River and its tributaries and eventually discovered lode gold in the area of Cadwallader Creek. The first claims on the property were staked in 1896 and small scale production began in the area of the Pioneer Mine shortly thereafter. Larger scale commercial production from underground mining commenced in 1928, and production at Pioneer and Bralorne mines was expanded to 450 tonnes per day at each mine. Bralorne subsequently merged with Pioneer and continued production until 1971, when operations were closed for economic factors when the gold price was fixed at $US35 per ounce. The mine never ran out of gold mineralization.

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

In 1993, Bralorne Pioneer Gold Mines Ltd. ("Bralorne Pioneer") optioned the property from Avino and conducted surface exploration over the northeastern part of the property. In 1994, the same company carried out a diamond drill program on the Peter Vein and other nearby veins. In 1995, Bralorne Pioneer carried out 700 feet of underground drifting on the Peter Vein on the 800 level and underground drilling to test the Peter and Big Solley Veins. Also in 1995, Bralorne Pioneer carried out surface trenching followed by drilling. Further surface drilling was done in 1997. In 2001, Bralorne Pioneer drove a raise from the upper Peter drift through to surface and a second raise was driven part way to surface from the same level.

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

2009-2015 Activity

BGM continued exploration and evaluation of the property between 2009 and 2015, and conducted diamond drilling, underground advancement and trial mining and milling. The purpose of this work was to locate new gold resources and evaluate production at higher gold prices.

In October 2014, BGM was acquired as a wholly owned subsidiary of Avino Silver & Gold Mines Ltd. Under Avino's ownership, BGM has continued its trial mining program and resumed diamond drilling.

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

The crushing circuit is capable of 50 t/h, and thus would serve with single shift crushing; however, feed storage is limited at 90t coarse material and 180t fine material (in two bins). The feed is reclaimed from the fine material bins and fed to a 6.5' x 6' ball mill fitted with a 150HP motor. The mill runs at 72% critical and will draw 80HP at the pinion.

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

Mining Fleet

The Bralorne mining fleet currently consists of a dozer, a loader, 5 scoop trams, 3 electric locomotives with 5 mine cars, a rock breaker, a jumbo and an emergency transport vehicle.

Tailings Storage Facility

The tailings storage facility ("TSF") is permitted under the existing mine permit, M-207 with the Province of British Columbia, Canada.

Construction of the TSF commenced in 2003 and initial construction was completed in 2004. Tailings were deposited in the TSF up until December 2014. Approximately 32,000 tons of tailings were deposited in the TSF between April 2004 and November 2005, and a further 108,180 tons deposited between 2011 and 2014, for a combined total of approximately 140,000 tons deposited. The Concentrator Mill was temporarily shutdown in December 2014. No tailings were produced or deposited in 2015.

Tetra-Tech EBA Inc. has been supplying the Engineer of Record and has undertaken the annual TSF inspections since 2011 and is familiar with site conditions and background data.

The current TSF consists of the following components:

•	The main tailings dam, comprised of a North, Middle and South Section;
•	South Seepage Collection Pond;
•	South Settling Pond;
•	Settling Pond Embankment;
•	Middle Seepage Collection Pond;
•	Middle Seepage Collection Ditch;
•	North Seepage Collection Pond;
•	North Seepage Collection Ditch.

TetraTech EBA was contracted to design and oversee construction of a TSF raise. A Raise was constructed on the existing approximately 17m wide embankment crest in 2015. The Raise included a compacted key trench and a spillway in the design. Approximately 8600 cubic metres of material was used in the construction. The raised dam elevations vary between 991.422 masl and 991.500 masl. The spillway invert is at 990.9 masl and the required freeboard is 1 metre. Approval from British Columbia Ministry of Energy & Mines to operate the TSF with the raise was received on 11 December 2015.

With the raise in place, it was estimated by TetraTech EBA that there is capacity for 126 000 cubic metres of tailings storage when the design storm volume of 62 500 cubic metres is taken into account.

The TSF Stability Assessment is in progress. Tailings or drainage water will not be placed in the TSF until the assessment is completed.

Three seepage zones, north, south and middle, have been noted since impoundment of water within the TSF. Rates and quality of the discharge fluctuates seasonally. The water quality and volume flowrates have not exceeded the British Columbia Ministry of Environment Permitted quality and flow limits.

Water level and water quality monitoring includes groundwater monitoring wells installed downstream of the TSF, standpipe and vibrating wire piezometers installed downstream and in the TSF embankment, and H flumes in the seepage ditches.

Tailings are delivered to the TSF from the mill by a tailings pipeline constructed of 3" diameter butt fused HDPE DR17 pipe. Tailings disposal requires pumping from the mill to the TSF by a multi-stage pump in the mill. The tailings pipeline crosses Cadwallader creek on a suspended wire crossing. New anchors for the crossing were engineered and installed in a project overseen by TetraTech EBA in 2015. New cables were also installed at this time.

Offices, Dry, Warehouse and Camp

The facilities at the Bralorne Mine are in good condition and are adequate for the present extracting and processing activities. The camp can house up to 45 persons.

Water Treatment

A water treatment system was commissioned and operational in May 2013. The Water Treatment System was expanded in 2015 to double the treatment capacity up to 8 L/s. The Water Treatment System has either Mine drainage (MD800) water or TSF supernatant water for inlet. The Water Treatment System is in place to remove naturally occurring arsenic prior to discharge.

The technology used for the treatment is a granular titanium dioxide adsorption media in a series of filter tanks. The adsorption occurs as the arsenic is attracted to the negatively charged surface sites of the titanium dioxide. The arsenic present is primarily arsenic (V) which in solution forms a variety of positive charged species.

The water treatment system is a stand-alone automated system designed by WaterTiger. The expansion of the Treatment system was also purchased and installed by WaterTiger in 2015. The adsorbent media used is Metsorb HMRG from Graver Technologies. The water treatment system is comprised of a pump and pre-filter, an air injection venturi, a sand filter per line, and filter tanks for each line.

The mine drainage water is supplied to the pump by gravity from the process water tanks in the mill. The drain for backwash of the pre-filters is plumbed to the mill for collection in the lower sump. Discharge of the treated water is onsite into an unlined spill pond, where sampling and monitoring occurs.

The adsorption tank system consists of two parallel trains. The original train has 1 sand filter and 4 media filter tanks. The expanded capacity added a second parallel train of 1 sand filter and 7 media tanks. Each train is filled with 10 barrels of media split between the tanks. The tanks in the second train are smaller but make up the same overall capacity. Each tank is filled with a layer of gravel, then NextSand, then 16ft³ Metsorb. The tanks have a central, full height pipe with a distributor array at the bottom to encourage distributed flow up through the tanks. Each tank has a control valve on the top of the tank to control backwash and rinse cycles.

Each tank has been set to backwash (and rinse) once per 24 hours at consecutive hours so that not more than one would backwash at once. The surface porosity and structure of the media also plays a role in adsorbent effectiveness. Backwashing can aid in surface exposure of the media. Each line has been equipped with flowmeters, allowing tracking of flow rates, total daily flow and cumulative throughput at each tank.

For flows of less than 4 L/s, one train is operated. For flows between 4 and 8 L/s, both trains are operated. Daily testing each shift of the Outlet water quality is performed by trained operators using a QuikTest kit. Once target arsenic concentrations of 400 ug/L, as measured by the QuikTest, are reached, the media is considered spent. It is removed and replaced with fresh media. Lab samples are taken twice per week to test for arsenic. They are analyzed at third party a CALA certified laboratory.

Planning has been initiated to rent a larger WTP during freshet, which normally starts around April 1st each year, as water flows during this period increase significantly

Mineral Reserve Estimates

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

Resource Estimate (Diluted) - Effective date: August 31, 2012:

We advise U.S. investors that while the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of a mineral resource will ever be converted into reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources reported represent estimated contained metal in the ground and have not been adjusted for metallurgical recovery. The potential exploration for and evaluation of mineral resources may be materially affected by legal, political, environmental or other risks.

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

Exploration

Diamond Drilling

Annual drilling is summarized in the table below. From 2009 to 2013, a total of 99 holes totaling 15,936 metres were drilled on the Bralorne property from underground and surface.

After the acquisition of BGM by Avino in 2014, surface drilling was carried out totaling 7,793.1 meters on 10 holes in the Prince and Shaft veins.

Summary of drilling performed between 2009 and 2015:

Year	Type	Number of Holes	Total Meters	Core Size
2009	Surface	16	3,658.9	NQ
2010	Surface	11	2,655.4	NQ
2011	Surface	29	5,024.3	NQ
	Underground	5	902.2	NQ
2012	Surface	2	569.1	NQ
	Underground	25	2,391.5	NQ
2013	Underground	11	734.4	NQ
2014	Surface	10	1,218.9	NQ
2015	Surface	22	6,574.2	NQ

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

A total of 1,283.2 meters of drifting, 618.6 meters of raising and 6,884.5 tonnes of material were mined from stopes in 2012 and 2013. In 2014, underground advancement continued in the BK zone, with 546 meters (1,791 feet) of exploration drifting along veins on the 3700, 3800, 3840 and 3900 elevation sublevels, and 155 meters (510 feet) of waste drifts in extraction drifts and draw points for mining. Exploration advancement on veins was carried out on the 3700 and 3900 levels, including 310 meters (1,016 feet) of raises. The table below summarizes the underground advancement carried out in the BK zone from 2009 to 2014, no underground advancement occurred in 2015.

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

Subsequent to acquiring BGM, Avino engaged consulting professional engineers to prepare and evaluate a new strategic mine plan, including an assessment of more cost effective mining methods and capital expenditures needed to bring the project to a profitable position; the Company has been reviewing the requirements to increase processing capacity should the resources and mine plan prove feasible and viable. Specifically, a mechanized approach to mining is being evaluated to potentially increase extraction and processing levels.

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

During the second quarter of 2015, the necessary approvals to increase the height of the embankment dam for the tailings storage facility were received from British Columbia's Ministry of Energy & Mines based on the design provided by Tetra Tech. Construction to heighten the embankment dam began in August 2015 and was successfully completed in October 2015. This major project was necessary due to lack of freeboard from the unseasonably high temperatures and rainfall in December 2014. These events led management to suspend processing at the Bralorne mill facility due to concerns about the water level within the tailings storage facility. The Company plans to resume underground activities and mill processing in 2016 once permission to use the tailings storage facility has been granted by the Ministry of Energy and Mines.

During 2015, ongoing maintenance and improvements continued at the mill. Two new scoop trams and a rock breaker were acquired from Sandvik as well as a new 966 loader from Caterpillar; an order has also been placed for a new Sandvik jumbo, and the search continues for additional equipment. Strategic planning alternatives, including newmining methods tailored to the attributes of the Bralorne resource, are being evaluated. The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful progressive relationships with its stakeholders.

The table below presents material mined, material processed, concentrate and doré bars produced, concentrate and doré bars sold, and average realized pricing for the Bralorne Mine property since the acquisition by Avino in October 2014:

65

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

Permit 14479 was issued by the MOE on March 31, 2011 and authorizes discharge of air contaminants. Permit 14480 was issued by the MOE on March 30, 2011 and was amended in 2013 and 2015. This permit authorizes discharge of effluent to a tailings impoundment, the ground, and Cadwallader Creek, subject to specified terms and conditions. The maximum rate of tailings discharge permitted is 500 cubic meters per day and the authorized discharge period is continuous.

Permit 14480 requires mine drainage water, which includes arsenic, to be pumped to the TSF. The approved amendments in 2013 and 2015 allow treatment of this water to reduce the arsenic content and allow discharge of treated water during specific times of the year subject to certain terms and conditions (see "Item 3.D.: Key Information – Risk factors – Operating hazards and risks").

In 2015, underground mining operations were limited to one shift from January – April 2015. They were temporarily suspended on April 16, 2015. The concentrator mill did not operate in 2015.

For the period January through December 2015, all monitoring requirements were met under Permit 14480, at and surrounding the works of Bralorne Mines Ltd. Under Section 1.1 Gold Mine and Ore Concentrator there was no discharge in 2015. Under Section 1.2 Tailings Seepage Collection Ponds, there were no exceedances of flowrate, TSS, Sulfate, Arsenic or ph. There were no exceedances of Section 1.3 Upper Peter Mine Adit.

There were exceedances of the Total Arsenic from the Water Treatment System from February 6 – March 1, 2015, and March 22-25, and April 5 – May 20, and June 10 - 28, and July 23, and December 11 -13. During the high flow periods, the Water Treatment System was operating at maximum flowrate. For the period February – May 2015, the flowrate was set to treat maximum flow, not reduced to meet outlet concentrations. The July and December exceedances were due to media not being changed out in time due to difficulty predicting the media end-of –life. Improvements were made in procedures. The maximum flowrate up until March 26, 2015 was 4 L/s and subsequently 8 L/s. There were no exceedances of permitted flow of 925 m³/day.

Treated water was discharged from the Water Treatment Plan during the periods January 24 – June 30, 2015 for freshet; and July 9 - 31 2015; and August 27 – September 30 for TSF Raise construction; and October 18 – 31 December 2015 for TSF Stability Assessment. Treatment summaries were issued for January – July and for August – September 2015.

The MD800 water flows increased significantly in December 2014 through February 2015 following extremely unusual warm and wet weather. The Water Treatment Plant capacity was increased to 8L/s on 27 March 2015. The high flows resulted in a discharge of untreated MD800 water during the periods February 6 – March 30, 2015 for excess capacity beyond the Water Treatment System, and limited TSF storage capacity.

The Bypass Authorization of the Water Treatment Plant was approved on February 11, 2015 and extended on April 1, 2015. An Information Order of March 10, 2015 had requirements for a source investigation plan, a water treatment options investigation, a discharge option investigation and a human health and ecological risk assessment. The source investigation requires data from freshet 2016. All other tasks under the Information Order have been completed.

The Seepage arsenic concentrations and Sulfate levels were below limits in 2015 and are not trending upwards. The Upper Peter Creek and Upper Peter Adit arsenic concentrations are not trending upwards. The MD800 and Tailings Pond arsenic concentrations did not trend upwards in 2015. The Groundwater well arsenic concentrations did not trend upwards in 2015. Following the elevated arsenic concentrations in Cadwallader Creek during the extraordinary freshet events, the arsenic concentration in Cadwallader Creek did not trend upwards.

A TSF dam raise was completed in 2015 to increase the capacity. TetraTech EBA was contracted to design and oversee construction of a TSF raise. A Raise was constructed on the existing approximately 17m wide embankment crest in 2015. The Raise included a compacted key trench and a spillway in the design. Approximately 8,600 cubic metres of material was used in the construction. The raised dam elevations vary between 991.422 masl and 991.500 masl. The spillway invert is at 990.9 masl and the required freeboard is 1 metre. Approval from British Columbia Ministry of Energy & Mines to operate the TSF with the raise was received on 11 December 2015. No water or tailings have been placed in the TSF since October 18, 2015 pending a stability assessment on the TSF.

No spills or emergency incidents occurred in 2015.

Bralorne Reclamation

During 2015, Bralorne submitted an interim closure and reclamation plan with the applicable levels of the British Columbia provincial government and other stakeholders. The plan outlines Bralorne's reclamation objectives for the Bralorne property which include:

•	Long-term preservation of water quality and the aquatic environment downstream of decommissioned operations;
•	Long-term stability of engineered structures, including the tailings storage facility, waste rock storage areas, and post-closure water management system;
•	Removal and proper disposal of all structures and equipment not required beyond the end-of-mine life, and removal of roads where no further use is planned;
•

Natural integration of disturbed areas to be compatible with the surrounding landscape, and restoration of a natural appearance to the disturbed areas after mining ceases, to the extent practicable; and,

•	Establishment of a self-sustaining cover of vegetation that is consistent with existing wildlife use.

Our interim closure and reclamation plan is subject to review and input from the local First Nations and the provincial government, and will be subject to further studies over the next five years to determine the most effective method to achieve the objectives outlined in our proposal.

In connection with the submission of the interim closure and reclamation plan, the Company recorded an estimate for the Bralorne property reclamation provision in its consolidated financial statements for the year ended December 31, 2015 in the amount of approximately $4 million, which as an estimate may be subject to further changes over the course of the reclamation period.

Costs Incurred to Date

The table below for the period from acquisition on October 20, 2014 to December 31, 2015 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements.

	Exploration and Evaluation Expenditures	Capital Expenditures	Operating and Administrative Expenses*	Total

2014	875,057	91,313	159,413	1,125,783
2015	9,655,045	1,459,884	8,121	11,123,050
Total	10,530,102	1,551,197	167,534	12,248,833

* Operating and administrative expenses do not reflect other income or expense or other comprehensive income or loss.

Below is a table summarizing the estimated planned future costs for 2016. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Operating Expenses	Capital Expenditures	TOTAL

2016	$592,203	$7,227,209	$7,819,412

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

Avaron Mining Corp. Option Agreement.

In January 2012, Avino entered into an option agreement with Avaron Mining Corp. ("Avaron"), whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property.

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

In November 2012, Avino entered into an amending agreement dated November 22, 2012 to amend the option agreement dated January 3, 2012 (the "Option Agreement") with Avaron, whereby Avaron was required to issue an extra 100,000 common shares to Avino in order to move the first anniversary cash payment and work commitment back for one year.

Concurrently, Avino, Avaron and Benz Capital Corp. ("Benz") entered into an Option Purchase and Assignment Agreement dated November 30, 2012 (the "Purchase Agreement"), whereby Benz may acquire all of Avaron's interest in the Option Agreement pursuant to which Avaron has the option to acquire from Avino up to an undivided 100% interest in the Eagle Property. Avino agreed to provide the consent to the Purchase Agreement for 50,000 common shares from Benz.

During the year ended December 31, 2015, the Company's option purchase and assignment agreement with Benz Mining Corp. ("Benz") was terminated, and Avino now holds unencumbered title to and ownership of the property. Up to the termination date, Benz had met its obligations by incurring exploration expenditures of at least $100,000 and issuing 50,000 shares to Avino.

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

Property Description and Location. The Minto Property is situated about tenkilometers east of Goldbridge in the Bridge River gold district of British Columbia and adjoins the Olympic-Kelvin Property. The property covers approximately 204 hectares. The claims occupy the lake bed and north side of Carpenter Lake. Access from Goldbridge is made via an all-weather gravel road which skirts the north shore of Carpenter Lake.

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

Property Description and Location. The El Laberinto property is situated 60 kilometres NE of Durango, Mexico and 25 kilometres west of Avino's main mine. It occurs in the Sierra La Silla (hills) which form part of a large volcanic caldera which also contains Avino's main holdings. The Sierra La Silla area contains many silver, gold, lead, zinc and copper veins similar to those at Avino which are also situated in the lower volcanic Andesite sequence.

History. El Laberinto is a small property today and is a remnant of a much larger land package in the area once controlled by Avino.

During 1995 Avino mapped the La Silla area and sampled the principal veins. Avino had assembled the land package in the district in search of another Avino main vein.

Avino drove an adit on the Veta Grande ("Big Vein") in late 1995. Values of silver and gold were sub-economic. The adit was stopped at a length of approximately 300 meters before it reached the main shoot described in the 1995 report. Three holes were drilled below the adit, for which assays are unavailable.

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

In July 2014, the Company's option and joint venture agreement with Endeavour Silver Corp. was terminated. Up to the termination date, Endeavour had met its obligations by incurring exploration expenditures of at least US$300,000 and making option payments of US$50,000.

Proposed Work Program. No further work is proposed at this time.

Other Properties (Durango, Mexico) – Not Active

Avino also has mineral rights for 5 other properties in the Durango State of Mexico, described below:

The El Hueco property, located near Silver Standard's Pitarilla mine close to the town of Santiago Papasquiaro is comprised of 5 adjoining concessions and covers approximately 1,312.42 hectares. Avino assembled the land package between 1999 and 2005.

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

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company's annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2015, 2014, and 2013 included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (''IFRS'') for the years ended December 31, 2015, 2014, and 2013.

For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (''Canadian GAAP''). The annual audited consolidated financial statements for the year ended December 31, 2011 were our first annual consolidated financial statements that were prepared in accordance with IFRS as issued by the International Accounting Standards Board (''IASB'').

A. Operating results

San Gonzalo Mine

The fiscal year ended December 31, 2012 saw Avino transition from exploration activities to extraction and processing of resources at levels intended by management in addition to exploration activities. On October 1, 2012, the Company declared extracting and processing resources at levels intended by management had been achieved at the San Gonzalo mine. The mine has continued to operate in this manner through 2015 and into 2016.

Operating results from the first 4 fiscal years are as follows:

	2012 Total	2013 Total	2014 Total	2015 Total
Total Mill Feed (dry tonnes)	19,539	78,415	79,729	141,774
Feed Grade Silver (g/t)	259	288	337	279
Feed Grade Gold (g/t)	1.04	1.34	1.88	1.48
Bulk Concentrate (dry tonnes)	538	2,431	2,545	4,517
Bulk Concentrate Grade Silver (kg/t)	7.44	7,704	8.86	6.24
Bulk Concentrate Grade Gold (g/t)	26.33	31.6	45.7	28.34
Recovery Silver (%)	79	83	84	83%
Gravity Concentrate (dry tonnes)	-	-	-	16.59
Gravity Concentrate Grade Silver (kg/t)	-	-	-	2.85
Gravity Concentrate Grade Gold (g/t)	-	-	-	395
Gravity Concentrate Silver Content (Kg)	-	-	-	47.23
Gravity Concentrate Gold Content (g)	-	-	-	6,552
Recovery Gold (%)	70	73	78	75%
Mill Availability (%)	94.4	95.2	96.5	92.7
Total Silver Recovered (kg)	4,000	18,732	22,548	28,223
Total Gold Recovered (g)	14,161	76,904	116,338	134,569
Total Silver Recovered (oz) calculated	128,607	602,233	724,931	907,384
Total Gold Recovered (oz) calculated	455	2,473	3,740	4,326
Total Silver Equivalent Recovered (oz) calculated	161,310	779,980	993,744	1,218,351

___________

* For comparison purposes, the silver equivalent ratio was calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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

During 2014, the stockpiles continued to add economic ounces to Avino's production profile. During the year, the stockpiles accounted for approximately 20% of the processing output from the Avino Property. The stockpiles were processed for the majority of the year using the 250 TPD Mill Circuit 2. In September 2014, Mill Circuit 2 transitioned to processing new underground material from the Avino Mine. Processing of the stockpiles resumed in mid-November when the material was used for start-up commissioning of Mill Circuit 3. During 2015, the stockpiles were processed using Mill Circuit 2 solely during the month of May. For the remainder of the year, Mill Circuit 2 was used to process new underground material from the Avino and San Gonzalo mines as well as San Gonzalo surface stockpiles.

Processing results from 2013 through 2015 are as follows:

	2013 Totals	2014 Totals	2015 Totals
Total Mill Feed (dry tonnes)	54,136	96,032	6,922
Feed Grade Silver (g/t)	85	92	87
Feed Grade Gold (g/t)	0.83	0.59	0.711
Bulk Concentrate (dry tonnes)	636	1,112	99.98
Bulk Concentrate Grade Silver (kg/t)	4.69	5.31	3,926
Bulk Concentrate Grade Gold (g/t)	37.7	33.1	29.78
Recovery Silver (%)	74	67	64.83
Recovery Gold (%)	61	65	60.53
Total Silver Recovered (kg)	2,981	5,903	393
Total Gold Recovered (g)	23,953	36,782	2,977
Total Silver Recovered (oz) calculated	95,482	189,800	12,635
Total Gold Recovered (oz) calculated	770	1,183	96
Total Ag Eq. (oz) calculated*	150,826	274,828	19,501

____________

* For comparison purposes, the silver equivalent ratio was calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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

During 2015, newly mined underground material from the Avino Mine was processed primarily using Mill Circuit 3. During the months of July, August, November and December, Mill Circuit 2 was also used to process new material from the Avino Mine. Additionally, during the month of May, above ground stockpiles left from past mining of the Avino vein were processed using Mill Circuit 2; production from Mill Circuit 2 during the months listed above is reflected in the production figures in the following table.

Accordingly, 2014 and 2015 year end totals from the Avino Mine are reported as follows:

	2014 Totals	2015 Totals
Tonnes Mined	19,273	372,376
Underground Advancement(m)	788	5,056
Total Mill Feed (dry tonnes)	25,990	396,113
Feed Grade Silver (g/t)	77	65
Feed Grade Gold (g/t)	0.38	0.29
Feed Grade Copper (%)	0.60	0.62
Copper Concentrate (dry tonnes)	607	87%
Copper Concentrate Grade Silver (kg/t)	2.81	75%
Copper Concentrate Grade Gold (g/t)	13.17	87%
Copper Concentrate Grade Copper (%)	22.8	9,058
Recovery Silver (%)	86	2.47
Recovery Gold (%)	81	9.47
Recovery Copper (%)	89	23.76
Total Silver Recovered (kg)	1,704	22,329
Total Gold Recovered (g)	8,001	85,737
Total Copper Recovered (kg)	138,535	2,152,202
Total Silver Recovered (oz) calculated	54,794	717,901
Total Gold Recovered (oz) calculated	257	2,757
Total Copper Recovered (lbs) calculated	305,417	4,743,691
Total Ag Eq. (oz) calculated*	130,531	1,801,997

____________

* For comparison purposes, the silver equivalent ratio was calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Developments for 2015

San Gonzalo Mine

Mine exploration and advancement at San Gonzalo had another successful year. In 2015, the Company continued its definition drill program intended to define the boundaries of the San Gonzalo structure. In total, 25 holes were completed totaling 3,197.60m metres. During the year, mill feed came primarily from stopes on levels 4, 5 and 6. During the second quarter, the ramp advance was deferred (at 70 metres below level 7) in favor of using the mining equipment to advance levels 5, 6 and 6.5 laterally along the San Gonzalo structure to the East and West where the new mineralized zones were identified in 2014.

Processing of San Gonzalo Mill feel was bolstered for several months during 2015. Mill Circuit 2 processed San Gonzalo surface stockpile material during the first half of the year, excluding May; then processed new material from underground at San Gonzalo during September and October.

Avino Mine

Following several years of rehabilitation, in Q4 2014 the Company completed its Avino Mine and mill expansion. This significant milestone represented the first mining activity since the mine closed in 2001 due to low metals prices and the closure of the smelter in San Luis Potosi. Initially, new material from underground at Avino was processed on a limited scale using the existing 250 TPD Mill Circuit 2. By year end, rehabilitation of the 1,000 TPD Mill Circuit 3 had been completed and sufficient material had been stockpiled; on January 1, 2015, full scale testing of both material and equipment commenced.

During 2015, the Company continued its efforts to advance the mine, including the extension of the haulage ramp to access and extract the mineralized material included in the resource estimate prepared by Tetra Tech. Also during the year, the company entered into a term facility agreement for the sale of the Avino Mine concentrate with Samsung for a period of 24 months.

The Company expects to declare the extraction and processing of resources at levels intended by management in 2016. The mine plan calls for 20 - 24 months of advancement, however, during this period, advancement will occur primarily within mineralized areas. During this period the Company plans to extend the haulage decline and put in 5 new levels within the area included in the existing resource estimate.

In 2016, we expect to finalize plans to build a new tailings storage facility and activate the new 20 km power line to service both mines and all three mill circuits.

Between 1998 and 2000, prior to the suspension of mining activities, annual output averaged 933,240 ounces of silver, 7,537 ounces of gold, and 3,236,732 pounds of copper. Avino expects similar long-term annual output from the Avino Mine going forward, and is excited to see the long term impact on its extracting and processing profile.

Exploration

In 2015, exploration centered around the San Gonzalo Mine. The program consisted of both surface an underground definition drilling intended to define the boundaries of the San Gonzalo structure. In total, 25 holes were completed totaling 3,197.60m metres.

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

Bralorne Mine

During 2015, Bralorne continued to prepare and evaluate a strategic mine plan, including an assessment of more cost effective mining methods and capital expenditures needed to bring the project to a profitable position. The Company has acquired new mining equipment including two new scoop trams and a rockbreaker from Sandvik, and a loader from Caterpillar. Further, the Company has ordered a new development jumbo from Sandvik and expects to take delivery in the coming months. This brand new equipment will help to reduce maintenance costs while increasing mining productivity and efficiency when the project resumes operations. Ongoing maintenance and improvements continued in 2015 and the Company has been reviewing the requirements to increase processing capacity should the resources and mine plan prove feasible and viable. A raise to the embankment dam for the tailings storage facility was completed in October 2015 and the Company is currently in the process of obtaining the permits to resume processing and mining activities from British Columbia's Ministry of Energy & Mines and Ministry of Environment.

In November 2015, Bralorne, in conjunction with North Island College, the government and the First Nations formed a cohort to provide basic mining training for members of the St'at'imc First Nation in Lillooet. Bralorne provided support and access to mine site for hands-on training. The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful positive relationships with its stakeholders.

Results of Operations

Twelve months ended December 31, 2015 compared with the twelve months ended December 31, 2014

Revenues

Revenues for the year ended December 31, 2015 were $19,082,847. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles. Revenues for the comparable year were $19,297,953. The decrease in revenues of $215,106 in the current year can be attributed lower metals prices. During the year ended December 31, 2015, the Company produced 4,517 tonnes of bulk silver/gold concentrate and 16.59 tonnes of gravity concentrate from its San Gonzalo Mine, and recognized revenues of $19,082,847 on the sale of 4,580 tonnes of bulk silver/gold concentrate for a gross profit of $8,121,153. Metal prices for revenues recognized during the year ended December 31, 2015, weighted by dollar of revenue recognized, averaged US$15.46 per ounce of silver and US$1,148 per ounce of gold. The decrease in revenue compared to 2014 is attributable to a decrease of approximately 19% and 9% in the average realized prices of silver and gold sold, respectively.

Operating and administrative expenses

Operating and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion as well as share-based payments and were $4,256,672 for the year ended December 31, 2015 compared to $4,019,378 for the year ended December 31, 2014, an increase of $237,294. While operating and administrative expenses were relatively consistent with the previous year, they are generally subject to indirect fluctuation with mine operating income due to infrequent events such as share-based payments.

Earnings for the year

The earnings for the year ended December 31, 2015 were $483,424 compared to $2,514,169 for the year ended December 31, 2014, a decrease of $2,030,745. Net income was lower in 2015, primarily due to a foreign exchange loss in 2015 compared to a foreign exchange gain in 2014 and the fair value adjustment on the warrant liability. Income before tax was $2,943,028; however, this was reduced by current income tax expense of $3,587,796 less a non-cash deferred income tax recovery of $1,128,192. During 2014, the Company utilized the balance of its non-capital tax loss carry forwards in Mexico, and did not have any tax losses to set-off current tax expenses for 2015.

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

Operating and administrative expenses

Operating and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion as well as share-based payments and were $4,019,378 for the year ended December 31, 2014 compared to $4,194,678 for the year ended December 31, 2013, a decrease of $175,300. While operating and administrative expenses were relatively consistent with the previous year, they are generally subject to indirect fluctuation with mine operating income due to infrequent events such as share-based payments.

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

B. Liquidity and capital resources

The Company's ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company's ongoing liquidity requirements will be funded from cash and cash equivalents generated from current operations and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company's ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company's control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future.

Since July 2014, the Company received gross proceeds of US$2,245,036 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In December 2014, we renewed our master credit facility with Caterpillar Finance for US$5,375,400 in order to acquire equipment necessary for advancing extracting and processing activities at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine. As of May 5, 2015, we had US$1,959,386 in available credit remaining under this facility.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for US$5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for US$10,000,000. The facility will be used for mining equipment, to optimize the advancement of the Company's projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

Discussion and analysis relating to our liquidity as at December 31, 2015 and December 31, 2014 is as follows:

Statement of Financial Position	December 31, 2015	December 31, 2014
Cash and cash equivalents	$7,475,134	$4,249,794
Working Capital	6,003,557	6,617,877
Accumulated Deficit	25,406,432	25,924,356

Cash and cash equivalents comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

At December 31, 2015, $991,565 of the $7,475,134 of cash and cash equivalents was held by our Mexican subsidiaries. If these funds were needed for our operations in Canada, we would be required to accrue and pay Canadian taxes (to the extent we no longer had Canadian tax loss carryforwards available) to repatriate these funds. However, our intent is to permanently reinvest these funds back into our Mexican subsidiaries and our current plans do not demonstrate a need to repatriate them to fund our Canadian operations.

Cash Flow	December 31, 2015	December 31, 2014
Cash generated by operating activities	$(2,622,111)	$2,855,957
Cash generated (used) by financing activities	14,452,849	11,305,179
Cash used by investing activities	(8,885,687)	(13,804,382)
Increase (decrease) in cash and cash equivalents	2,945,051	356,754
Effect of exchange rate changes on cash and cash equivalents	280,289	53,445
Cash and cash equivalents, beginning of the year	4,249,794	3,839,595
Cash and cash equivalents, end of year	$7,475,134	$4,249,794

Operating Activities

Cash used in operating activities for the year ended December 31, 2015, was $2,622,111 compared to cash generated by operating activities of $2,855,957 for the year ended December 31, 2014. Cash generated or used by operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by financing activities was $14,452,849 for the year ended December 31, 2015, compared to $11,305,179 in the year ended December 31, 2014, an increase of $3,147,670. Cash provided by financing activities for the year ended December 31, 2015, relates to the issuance of common shares and units in a brokered at-the-market offering issued under prospectus supplements and the issuance of common shares upon the exercise of stock options. The Company also received $13,840,000 (US$10,000,000) under a term facility for concentrate to be shipped over a 24-month period. During the year ended December 31, 2015, the Company issued common shares and units in a brokered at-the-market offerings generating net cash flows of $1,445,799 (2014 – $11,940,920), and employees, consultants, and directors exercised stock options generating cash flows of $937,740 (2014 – $307,937). During the year ended December 31, 2015, the Company also made finance lease and equipment loan payments of $1,780,478 (2014 - $943,678).

Investing Activities

Cash used in investing activities for the year ended December 31, 2015, was $8,885,687 compared to $13,804,382 for the year ended December 31, 2014. Cash used in investing activities during the year ended December 31, 2015, includes cash expenditures of $5,108,935 (2014 - $5,472,774) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company's San Gonzalo Mine and exploration equipment for the Avino Mine and Bralorne Mine properties. During the year ended December 31, 2015, the Company also incurred cash expenditures of $26,052,048 (2014 - $11,853,024) on exploration and evaluation activities, of which $20,750,523 relate to the exploration and advancement of the Avino Mine and $5,301,525 relate to the exploration of the Bralorne Mine. The cash expenditures on exploration and evaluation activities were reduced by concentrate sales of $21,501,272 (2014 - $2,510,304) for the Avino Mine and $774,024 (2014 - $918,320) for the Bralorne Mine.

C. Research and development, patents and licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D. Trend information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Many factors that are beyond the control of the Company can affect the Company's operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, extracting and processing activities, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company's operations.

E. Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As at December 31, 2015, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Trade payables and other payables	$4,178,571	$4,178,571	$-	$-	$-
Taxes payable	1,151,224	1,151,224	-	-	-
Due to related parties	217,822	217,822	-	-	-
Minimum rental and lease payments	1,002,255	209,063	445,614	303,627	43,951
Term facility	13,840,000	6,458,660	7,381,340	-	-
Equipment loan	1,045,982	261,386	524,000	260,596	-
Finance lease obligations	4,424,951	1,960,845	2,066,171	397,935	-
Total	$25,860,805	$14,437,571	$10,417,125	$962,158	$43,951

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following is a list of the Company's directors and senior management as at April 7, 2016. The directors are elected for a term of one year at the annual meeting of shareholders. This year's annual meeting will be held on May 27, 2016.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Michael Baybak Director	Business Consultant; Principal of Michael Baybak & Co. Inc. – marketing and communications	June 1990

Gary Robertson Director	Certified Financial Planner. Director of Coral Gold Resources Ltd., Levon Resources Ltd., and Sage Gold Inc.	August 2005

David Wolfin Director/President/CEO

President and CEO of Avino Silver & Gold Mines Ltd. Director and VP Finance of Berkley Renewables Inc. President and Director of Coral Gold Resources Ltd. and Gray Rock Resources Ltd. and Director of Great Thunder Gold Corp. and Cresval Capital Corp.

October 1995

Ross Glanville Director	Mining Consultant; Professional Engineer. Director of Archon Minerals Limited.Baja Mining Corp., and Silver Crest Metals	December 2014

Jasman Yee Director	Professional Engineer and Metallurgist	January 2011

José Carlos Rodríguez Moreno Chief Operating Officer	Geology Professional	December 2012

Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	September 2008

Malcolm Davidson Chief Financial Officer	Chartered Accountant, Chief Financial Officer of Avino Silver & Gold Mines Ltd; also Chief Financial Officer of Coral Gold Resources Ltd., Gray Rock Resources Ltd., and Avaron Mining Corporation	March 2012

B. Compensation

During the last completed fiscal year of the Company, the Company had three executive officers, namely, David Wolfin, Chief Executive Officer; Malcolm Davidson, Chief Financial Officer, and José Carlos Rodríguez Moreno, Chief Operating Officer.

1) Compensation Discussion and Analysis

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers. The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company's Compensation Committee.

The compensation of the executive officers is reviewed and recommended for Board approval by the Company's Compensation Committee. Although the Board has not formally evaluated the risks associated with the Company's compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company's compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Ross Glanville (Chair), Michael Baybak, Jasman Yee and Gary Robertson, all of whom are independent, except for Jasman Yee, applying the definition set out in Section 1.4 of NI 52-110 since he provided consulting services to the Company. See "Corporate Governance – Compensation Committee" for a discussion of the role and responsibilities of the Compensation Committee. Mr. Yee is, however, deemed, an independent director under the rules of the NYSE MKT.

The general objectives of the Company's compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management's interests with the long term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)

ensure that the total compensation package is designed in a manner that takes into account the Company's present stage of exploration, evaluation, extraction, and processing activities and its available financial resources. The Company's compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

Other than discussed above, the Company has no other forms of compensation. Payments may be made from time to time to individuals or companies that they control for the provision of consulting services which may be deemed a form of compensation. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company's securities.

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

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO's recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company's compensation strategy as set out above.

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2015 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6) President, CEO and Director	2015	275,000	NIL	NIL	NIL	NIL	518,200	793,200
	2014	233,333	NIL	108,000	NIL	NIL	200,000	541,333
	2013	150,000	NIL	30,900	NIL	NIL	150,000	330,900

Malcolm Davidson CFO	2015	165,159	NIL	NIL	NIL	NIL	9,690	174,849
	2014	133,194	NIL	54,000	NIL	NIL	15,000	202,194
	2013	82,174	NIL	55,650	NIL	NIL	5,000	142,824

José Carlos Rodríguez Moreno COO(7)	2015	225,444	NIL	NIL	NIL	NIL	52,000	277,444
	2014	166,200	NIL	54,000	NIL	NIL	35,285	255,484
	2013	153,813	NIL	55,650	NIL	NIL	49,095	258,558

1	The Company does not currently have any share-based award plans.

2

The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 50,000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.781%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 65.10%.

3	The Company does not have a non-equity incentive plan

4	The Company does not have any pension plans.

5	Discretionary cash payment of incentive bonuses.

6	On June 24, 2010, Mr. David Wolfin was appointed CEO. Mr. Wolfin's salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

7

Mr. Rodríguez receives his base salary and bonuses in Mexican Pesos ("MXP"). For 2015, Mr. Rodriguez' base salary of MXP2,795,806 and bonuses of CDN$52,000. For 2014, Mr. Rodríguez' base salary of MXP2,001,360 and bonuses of MXP424,893 were translated into Canadian dollars by applying an exchange rate of 1MXP = CDN$0.0830.

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

The Annual Base Salary paid to the executive officers is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive's base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company's compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

Option Based Award

An Option Based Award is in the form of the grant of an incentive stock option. The objective of the incentive stock option is to reward executive officers, employees and directors' individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the "Plan"), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company's issued capital from time to time. For details of the Plan please refer to "Particulars of Matters to be Act Upon" in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards is upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company's directors and the executive officers which the Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at December 31, 2015:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

David Wolfin	360,000	$1.02	Sept 30, 2016	$79,200	Nil	Nil	Nil
President, CEO and Director	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	100,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

Malcolm Davidson	40,000	$1.02	Sept 30, 2016	$8,800	Nil	Nil	Nil
CFO	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

José Carlos Rodríguez Moreno	30,000	$1.02	Sept 30, 2016	$6,600	Nil	Nil	Nil
COO	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

1

In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2015 and the exercise price of the option. The closing market price for the Company's common shares as at December 31, 2015 was $1.24 per common share.

Incentive plan awards – value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2015:

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

This Agreement may be terminated at any time as follows:

(a) by the Executive electing to give the Company not less than 1 month's prior notice of such termination for which Executive will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date;

(b) by the Company upon 1 month's prior notice of such termination along with a termination payment equal to the Executive's salary and accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date; or

(c) (1) by the Executive electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Executive so elects to terminate this Agreement, or (2) by the Company upon notice to the Executive within 3 months prior to or within 6 months after a Change of Control is announced by the Company, then the Executive will be entitled receive on the date of termination a termination payment equal to 3 times the Executive's salary and accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date.

On July 1, 2013, the Company entered into an employment agreement with José Carlos Rodríguez Moreno, the named executive officer of the Company. The employment agreement was further amended on April 14, 2014.

(a) by the Employee electing to give the Employer not less than 3 months prior notice of such termination;

(b) by the Employer electing to give the Employee 3 months prior notice of such termination along with a termination payment equal to the sum of Employee's Fee earned pursuant to Section TEN during the preceding 12 months prior to the month notice of termination was given plus any unpaid vacation and other amounts due to him up to the termination; and

(c) (1) by the Employee electing to give the Employer notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Employee so elects to terminate this Agreement, or (2) by the Employer upon notice to the Employee within 3 months prior to or within 6 months after a Change of Control is announced by the Employer, or its parent, then the Employer will be entitled to a termination payment equal to 3 times the sum of Employee s Fee earned pursuant to Section Ten of the employment agreement during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination.

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

6) Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2015:

Name	Fees earned ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)

Michael Baybak*	36,500	Nil	Nil	Nil	Nil	Nil	36,500
Gary Robertson*	58,500	Nil	Nil	Nil	Nil	Nil	58,500
Jasman Yee	208,640	Nil	Nil	Nil	Nil	Nil	208,640
Ross Glanville*	36,500	Nil	Nil	Nil	Nil	Nil	36,500

__________

* Independent and Non-Employee Directors

1	The Company does not currently have any share-based award plans.

2

The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 50,000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.78%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 65.10%.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2015:

	Option-based Awards					Share-based Awards
Name (1)	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of share-based awards not paid out or distributed
	(#)	($)		($)(2)	(#)	($)	($)
Michael Baybak	100,000	$1.02	Jan 18, 2016	$22,000	Nil	Nil	Nil
	40,000	$1.02	Sept 30, 2016	$8,800	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	75,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

Gary Robertson	50,000	$1.02	Jan 18, 2016	$11,000	Nil	Nil	Nil
	60,000	$1.02	Sept 30, 2016	$13,200	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	75,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

Jasman Yee	60,000	$1.02	Sept 30, 2016	$13,200	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	75,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

Ross Glanville	75,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see "Incentive Plan Awards" above.

(2)

The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2015 and the exercise price of the option. The closing market price of the Company's common shares as at December 31, 2015 was $1.24 per common share.

Incentive plan awards – value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2015:

Name (1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Baybak	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil
Jasman Yee	Nil	Nil	Nil
Ross Glanville	Nil	Nil	Nil

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see "Incentive Plan Awards" above.

(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

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

Please see "Termination and Change of Control Benefits" above for details.

C. Board practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board's mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General and Special Meeting, held on June 9, 2015, the shareholders elected Messrs. Michael Baybak, Gary Robertson, David Wolfin, Jasman Yee and Ross Glanville as directors of the Company.

The Board has considered the relationship of each director to the Company and currently considers three of the five directors to be "unrelated" (Messrs. Baybak, Robertson, and Glanville). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company's business, including the supervision of management, and determining the Company's strategy. Management is responsible for the Company's day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company's business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company's systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company's internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or affecting the Company's operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal Code of Ethics ("Code") has been adopted and applies to all directors, officers and employees. The Board meets on at least a quarterly basis and following the annual meeting of shareholders. The frequency of the meetings and nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2015, the Board met nine times.

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

Committees

Audit Committee

The Audit Committee assists the Board in its oversight of the Company's financial statements and other related public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company's auditors. The Audit Committee reviews the Company's financial statements and related management's discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

The Audit Committee currently consists of three directors, Gary Robertson, Ross Glanville and Michael Baybak, all of whom are independent. All of the members are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP and International Financial Reporting Standards ("IFRS).

The Board has adopted a charter for the Audit Committee which is reviewed annually and sets out the role and oversight responsibilities of the Audit Committee with respect to:

•

its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

•	determination of which non-audit services the external auditor is prohibited from providing;
•	the engagement, evaluation, remuneration, and termination of the external auditors;
•	appropriate funding for the payment of the auditor's compensation and for any advisors retained by the audit committee;
•	its relationship with and expectation of the internal auditor;
•	its oversight of internal control;
•	disclosure of financial and related information; and
•	any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

Compensation Committee

The Compensation Committee recommends to the Board the compensation of the Company's Directors, the Chief Executive Officer and other executive officers. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

The Compensation Committee consists of four directors, Messrs. Yee, Robertson, Glanville, and Baybak, three of whom are unrelated; Mr. Yee is not unrelated.

The charter of the Compensation Committee is available at the Company's website at www.avino.com.

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

The charter of the Governance and Nominating Committee is available at the Company's website at www.avino.com.

D. Employees

As at December 31, 2015, the Company had 443 employees located in Mexico. The Company's senior management as well as administrative and corporate services are located in Canada and are contracted by the Company through their companies or through the Company's cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

As at December 31, 2014, the Company had 415 employees located in Mexico, and as at December 31, 2013, the Company had 133 employees located in Mexico.

E. Share ownership

The following table sets forth the share ownership of the individuals referred to in "Compensation" as of April 7, 2016:

Name of Beneficial Owner	Number of Shares	Percent
Michael Baybak	199,700	*
Gary Robertson	339,216	*
David Wolfin	920,983	2.39%
Jasman Yee	170,020	*
Ross Glanville	Nil	*
José Carlos Rodríguez Moreno	100,000	*
Malcolm Davidson	5,500	*

* Less than one percent

Outstanding Options

The following information, as of April 7, 2016, reflects outstanding options held by the individuals referred to in "Compensation":

	No. of Shares	Date of Grant	Exercise Price	Expiration Date

David Wolfin President, CEO and Director	360,000 30,000 100,000	Sept 30, 2011 Sept 9, 2013 Sept 19, 2014	$1.02 $1.62 $1.90	Sept 30, 2016 Sept 9, 2018 Sept 19, 2019

Malcolm Davidson CFO	40,000 25,000 30,000 50,000	Sept 30, 2011 Feb 18, 2013 Sept 9, 2013 Sept 19, 2014	$1.02 $1.60 $1.62 $1.90	Sept 30, 2016 Feb 18, 2018 Sept 9, 2018 Sept 19, 2019

José Carlos Rodríguez Moreno COO	30,000 25,000 30,000 50,000	Sept 30, 2011 Feb 18, 2013 Sept 9, 2013 Sept 19, 2014	$1.02 $1.60 $1.62 $1.90	Sept 30, 2016 Feb 18, 2018 Sept 9, 2018 Sept 19, 2019

Michael Baybak Director	40,000 25,000 30,000 75,000	Sept 30, 2011 Feb 18, 2013 Sept 9, 2013 Sept 19, 2014	$1.02 $1.60 $1.62 $1.90	Sept 30, 2016 Feb 18, 2018 Sept 9, 2018 Sept 19, 2019

Gary Robertson Director	25,000 30,000 75,000	Feb 18, 2013 Sept 9, 2013 Sept 19, 2014	$1.60 $1.62 $1.90	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019

Jasman Yee Director	60,000 25,000 30,000 75,000	Sept 30, 2011 Feb 18, 2013 Sept 9, 2013 Sept 9, 2014	$1.02 $1.60 $1.62 $1.90	Sept 30, 2016 Feb 18, 2018 Sept 9, 2018 Sept 19, 2019

Ross Glanville	75,000	Sept 19, 2014	$1.90	Sept.19, 2019

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of April 7, 2016, to the knowledge of the Company, no person who owned more than five (5%) percent of the outstanding shares of each class of the Company's voting securities, except Aegis Financial Corporation who owned 2,297,792 common shares, represent (5.97%) of the Company's issued and outstanding shares.

As of March 31, 2016, there were 38,492,407 common shares issued and outstanding. Of those common shares issued and outstanding, 26,079,700 common shares were held by 72 shareholders whose addresses were in Canada.

B. Related party transactions

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

i) The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2014, 2012 and 2012 and as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Salaries, benefits, and consulting fees	$1,700,364	$957,900	$779,571
Sharebased payments	-	645,750	420,450
	$1,700,364	$1,603,650	$1,200,021

ii) In the normal course of operations the Company transacts with companies related to Avino's directors or officers. All amounts payable are non-interest bearing and due on demand. As at December 31, 2015 and 2014 the following amounts are due to related parties:

	December 31, 2015	December 31, 2014
Directors' fees	$47,741	$19,259
Intermark Capital Corp.	-	21,875
Oniva International Services Corp.	164,285	171,650
Sampson Engineering Inc.	-	-
Jasman Yee & Associates, Inc.	5,796	4,032
Wear Wolfin Design	-	5,250
	$217,822	$222,066

iii) The Company has a cost sharing agreement to reimburse Oniva International Services Corp. ("Oniva") for its expenses and to pay Oniva a percentage fee as described in Note 20. The transactions with Oniva during the years are summarized below:

	December 31, 2015	December 31, 2014	December 31, 2013
Salaries and benefits	$309,593	$316,281	$309,816
Office and miscellaneous	502,089	428,019	292,008
Exploration and evaluation assets	311,002	-	-
	$1,122,684	$744,300	$601,824

iv) For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation ("ICC"), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2015, 2014 and 2013, the Company paid $793,200, $433,333, and $300,000 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. ("JYAI"), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company's activities. For the years ended December 31, 2015, 2014, and 2013, the Company paid $176,640, $74,160, and $75,014, respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. ("WWD"), a company whose director is the brother-in-law of David Wolfin, President, Chief Executive Officer and a director of the Company, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2015, 2014 and 2013, the Company paid $30,000, $30,000, and $30,000, respectively to WWD.

C. Interests of experts and counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See ''Item 18. Financial Statements'' for our Annual Audited Consolidated Financial Statements, related notes and other financial information filed with this annual report on Form 20-F.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2015.

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

	NYSE-MKT		TSX-V
	(United States Dollars)		(Canadian Dollars)
Last Six Months	High	Low	High		Low
March 2016	1.19	0.90	1.59		1.03
February 2016	1.13	0.75	1.40		1.04
January 2016	0.94	0.71	1.34		1.15
December 2015	1.00	0.83	1.36		1.19
November 2015	1.03	0.89	1.59		1.03
October 2015	1.16	0.92	1.50		1.26

For the Quarter Ended
December 31, 2015	1.19	0.83	1.51		1.15
September 30, 2015	1.21	0.89	1.60		1.15
June 30, 2015	1.52	1.01	1.82		1.26
March 31, 2015	1.97	1.21	2.40		1.45

For the Quarter Ended	High	Low	High		Low
December 31, 2014	1.66	1.08	1.99		1.24
September 30, 2014	2.45	1.33	2.60		1.50
June 30, 2014	2.55	1.41	2.69		1.56
March 31, 2014	2.84	1.12	3.13		1.20

Last Five Fiscal Years	High	Low	High		Low
2015	1.97	0.83	2.40		1.15
2014	2.84	1.08	3.13		1.20
2013	1.90	0.75	1.95		0.71
2012	2.52	1.08	2.54		1.07
2011	3.47	1.42	2.94	*	1.39	*

___________

* The Company listed on the NYSE MKT on August 2, 2011, under the symbol "ASM"

B. Plan of distribution

Not Applicable.

C. Markets

The Company's common shares are listed on the TSX-V under the symbol "ASM", on the Berlin and Frankfurt Stock Exchanges under the symbol "GV6", and on the NYSE MKT under the symbol "ASM". In September 2013, the Company's listing on the TSX-V was re-classified to Tier 1 status.

D. Selling shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the issue

Not Applicable.

Item 10. Additional Information

A. Share capital

Not Applicable.

B. Memorandum and articles of association

Common Shares

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.Description of Shareholder Rights Plan

Rights Plan

We have adopted a Rights Plan which became effective when it was approved and adopted by the board of directors on April 22, 2013 (the "Effective Date"), and subsequently ratified by our shareholders "Shareholders") on June 27, 2013. The Rights Plan was designed to provide Shareholders with adequate time to properly assess the merits of a take-over bid without undue pressure. One of the purposes of the Rights Plan is to permit competing take-over bids to emerge prior to the expiration of a take-over bid. The Rights Plan is designed to give our board of directors' time to consider alternatives in maximizing for Shareholders the full and fair value for their common shares. The Rights Plan was designed to discourage discriminatory or unfair take-over bids for us and gives the board of director time, if appropriate, to pursue alternatives to maximize value to the Shareholders, in the event of an unsolicited take-over bid to acquire control of us. The Rights Plan will encourage an offeror to proceed by way of a Permitted Bid (as defined below), or to approach the board of directors with a view to negotiation, by creating the potential for substantial dilution of the offeror's position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all Shareholders are treated equally, receive the maximum value for their investment, and are given adequate time to properly assess the take-over bid on a fully informed basis.

The terms of the Rights Plan are set out therein. The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the entire text of the Shareholder Rights Plan Agreement which has been previously filed with the SEC. In order to implement the Rights Plan, our board of directors authorized the issuance of one Right to acquire additional common shares pursuant to the formula set forth in the Rights Plan in respect of each common share outstanding as of 12:01 a.m. (Vancouver local time) on the Effective Date. New certificates for common shares issued after the Effective Date will contain a notation incorporating the Rights Plan by reference. Each Right will become exercisable to purchase one common share at a purchase price of CDN $30.00 (such purchase price, as may be adjusted, being the "Purchase Price").

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

The "Separation Time" is the earliest of:

•

The day of a public announcement that a person has become an "Acquiring Person" by acquiring beneficial ownership of 20% or more of the outstanding voting shares then outstanding (or, in the case of a person that had beneficial ownership of 20% or more of the outstanding common shares on the date the Rights Plan was executed, by obtaining additional beneficial ownership of more than 1% of the voting shares outstanding at the Record Date) other than as a result of repurchases of common shares by us and certain other limited circumstances; and

•

The date of the commencement of or first public announcement of any person (other than us or our any subsidiary) to commence a tender or exchange offer if upon consummation thereof, such person would become an Acquiring Person, unless such bid is a Permitted Bid (as defined therein) or a Competing Permitted Bid (as defined therein).

Upon such acquisition or announcement of a take-over bid (defined in the Rights Plan as a "Flip-in Event"), each holder of a Right (except the Acquiring Person) will thereafter have the right to receive, upon exercise of the Rights, common shares (or, in certain circumstances, other securities, cash, or other assets of ours) having a Market Price (as immediately defined below) equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Plan Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void.

The "Market Price" of the common shares will be equal to the average twenty (20) trading day closing price of the common shares preceding the date of the Flip-in Event. The reporting of earnings per share on a fully diluted or non-diluted basis will be affected by the exercise of the Rights. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

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

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holders representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, referred to as the "Investment Act", discussed below under "Item 10. Additional Information, D. Exchange Controls"

In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means: (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy; or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than the requisite majority of the votes entitled to be cast on it.

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

D. Exchange controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer's securities, except as discussed below under "Item 10. Additional Information, E. Taxation."

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a "U.S. Holder". This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the "Tax Act", the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Canada United States Income Tax Convention, 1980, as amended, referred to as the "Treaty". Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

In light of the Company's extracting and processing at the San Gonzalo mine during the fourth quarter of 2012, the Company does not believe that it is a passive foreign investment company, referred to as a "PFIC" for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company's shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company's assets.

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

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

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

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company's disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company's management, including our company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading "Management's Report on Internal Control Over Financial Reporting."

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

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our Company. Our Company's internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our Company's receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2015 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2015 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; (iii) insufficient disaster recovery plans; and, (iv) limited staff resources resulting in the possibility that from time to time the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

Our Company has taken steps to enhance and improve the design of our internal controls over financial reporting; however these steps were not complete as of December 31, 2015. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2016: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; (iii) implement a disaster recovery plan; and, (iv) hire additional financial reporting personnel and engage external technical accounting and tax advisors and experts.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

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

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics ("Code") that applies to all directors, officers and employees of the Company.

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

A copy of the Code is available at the Company's website at www.avino.com.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2015 and 2014 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for the Company's years ended December 31, 2015 and 2014 were $195,000 and $191,000 respectively.

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for assurance and related services that are reasonably related to the performance of the audit or review for the Company's years ended December 31, 2015 and 2014 were $3,000 and $4,000 respectively and consisted of fees for consideration of the Company's Form 20-F.

Tax Fees

The tax fees billed by Manning Elliott LLP for the Company's years ended December 31, 2015 and 2014 were $8,000 and $3,500 respectively and consisted of fees for tax compliance services.

All Other Fees

The aggregate fees billed by Manning Elliott LLP for services other than the services reported above for the Company's years ended December 31, 2015 and 2014 were $16,950 and $33,750 respectively and consisted of fees for consideration of the Company's securities registration documents and for due diligence services related to the acquisition of Bralorne Gold Mines Ltd.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2015 and 2014. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Changes in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

The Company's common shares are listed on the NYSE MKT. The Company does not believe that its corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE MKT.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
2.1	Shareholders Rights Plan Agreement dated Apr. 22, 2013 (Incorporated by reference to Exhibit 2.1 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013
4.1	Placement Agency Agreement (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 21, 2014)
4.2	Intermark Capital Corporation Consulting Agreement dated Jan. 1, 2013(Incorporated by reference to Exhibit 4.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
4.3	Minerales de Avino SA de CV Agreement dated February 18, 2012 (Incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
4.4	Stock Option Plan (Incorporated by reference to Exhibit 4.4 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
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

____________________

* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

The accompanying notes are an integral part of the consolidated financial statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management's best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, and 2013 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"David Wolfin"	"Malcolm Davidson"
David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
March 2, 2016	March 2, 2016

The accompanying notes are an integral part of the consolidated financial statements

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

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

Auditors' Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

March 2, 2016

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash		$7,475,134	$4,249,794
Amounts receivable		3,730,317	2,568,873
Taxes recoverable	5	3,053,035	1,658,617
Prepaid expenses and other assets		1,177,053	812,600
Inventory	6	4,612,234	3,804,141
		20,047,773	13,094,025
Exploration and Evaluation Assets	7	41,376,974	29,909,220
Plant, Equipment and Mining Properties	11	25,733,033	18,173,513
Investments	12	38,712	93,889
Reclamation Bonds		145,500	145,500
		$87,341,992	$61,416,147

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$4,178,571	$3,968,646
Amounts due to related parties	14(b)	217,822	222,066
Current portion of term facility	13	6,458,660	-
Current portion of equipment loans	16	222,192	-
Current portion of finance lease obligations	17	1,815,747	1,292,326
Taxes payable		1,151,224	993,110
		14,044,216	6,476,148
Warrant Liability	15	-	239,690
Term Facility	13	7,381,340	-
Equipment Loans	16	731,918	-
Finance Lease Obligations	17	2,305,534	2,007,010
Reclamation Provision	18	6,047,369	2,005,881
Deferred Income Tax Liabilities	28	4,892,916	5,637,027
Total liabilities		35,403,293	16,365,756

EQUITY
Share Capital	19	62,262,954	58,606,898
Equity Reserves		9,531,512	10,797,709
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income		5,652,534	1,672,009
Accumulated Deficit		(25,406,432)	(25,924,356)
Total Equity		51,938,699	45,050,391
		$87,341,992	$61,416,147

Commitments - Note 7 and 23

Subsequent Events - Note 29

Approved by the Board of Directors on March 2, 2016:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

	Note	2015	2014	2013
Revenue from Mining Operations	21	$19,082,847	$19,297,953	$16,094,701
Cost of Sales	21	10,961,694	11,393,404	8,968,409

Mine Operating Income		8,121,153	7,904,549	7,126,292

General and Administrative Expenses	22	4,256,672	4,019,378	4,194,678
Income before other income (expenses)		3,864,481	3,885,171	2,931,614

Other Income (Expenses)
Fair value adjustment on warrant liability	15	239,690	1,055,957	-
Interest and other income		59,098	41,658	145,406
Foreign exchange gain (loss)		(833,822)	316,599	415,278
Interest expense		(180,079)	(124,138)	(52,753)
Accretion of reclamation provision	18	(136,925)	(131,787)	-
Unrealized gain (loss) on investments	12	(55,177)	385	(99,833)
Finance cost		(14,238)	(129,953)	-
Gain on forgiveness of debt		-	58,967	-
Share of net loss of equity investee		-	(90,944)	-
Mineral property option income		-	-	69,500

Net Income Before Income Taxes		2,943,028	4,881,915	3,409,212

Income Taxes
Current income tax expense	28	(3,587,796)	(1,820,970)	(42,547)
Deferred income tax recovery (expense)	28	1,128,192	(546,776)	(2,518,453)
		(2,459,604)	(2,367,746)	(2,561,000)

Net Income		483,424	2,514,169	848,212

Other Comprehensive Income
Items that may be reclassified subsequently to income or loss Currency translation differences of foreign operations		3,980,525	1,456,329	545,891

Comprehensive Income		$4,463,949	$3,970,498	$1,394,103

Earnings per Share	19(e)
Basic		$0.01	$0.08	$0.03
Diluted		$0.01	$0.08	$0.03

Weighted Average Number of Common Shares Outstanding	19(e)
Basic		36,229,424	32,333,224	27,405,179
Diluted		36,723,725	33,273,740	27,701,403

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2013		27,127,416	$42,088,103	$9,749,674	$(101,869)	$(330,211)	$(29,458,319)	$21,947,378
Common shares issued for cash:
Exercise of stock options		361,418	297,185	-	-	-	-	297,185
Carrying value of stock options exercised		-	399,544	(399,544)	-	-	-	-
Share-based payments		-	-	908,362	-	-	-	908,362
Options and warrants cancelled or expired		-	-	(107,643)	-	-	107,643	-
Net income for the year		-	-	-	-	-	848,212	848,212
Currency translation differences of foreign operations		-	-	-	-	545,891	-	545,891

Balance, December 31, 2013		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028
Common shares issued for cash:
Brokered public offerings		4,982,677	11,461,810	-	-	-	-	11,461,810
Less share issuance costs		-	(816,537)	-	-	-	-	(816,537)
Exercise of stock options		266,457	307,937	-	-	-	-	307,937
Carrying value of stock options exercised		-	333,483	(333,483)	-	-	-	-
Shares issued for asset acquisition		2,636,845	4,535,373	-	-	-	-	4,535,373
Share-based payments		-	-	1,044,282	-	-	-	1,044,282
Options and warrants cancelled or expired		-	-	(63,939)	-	-	63,939	-
Net income for the year		-	-	-	-	-	2,514,169	2,514,169
Currency translation differences of foreign operations		-	-	-	-	1,456,329	-	1,456,329

Balance, December 31, 2014		35,374,813	$58,606,898	$10,797,709	$(101,869)	$1,672,009	$(25,924,356)	$45,050,391
Common shares issued for cash:
Brokered public offerings	19	1,001,196	1,551,095	-	-	-	-	1,551,095
Less share issuance costs	19	-	(105,296)	-	-	-	-	(105,296)
Exercise of stock options	19	922,000	937,740	-	-	-	-	937,740
Carrying value of stock options exercised		-	1,272,517	(1,272,517)	-	-	-	-
Share-based payments	20	-	-	40,820	-	-	-	40,820
Options and warrants cancelled or expired		-	-	(34,500)	-	-	34,500	-
Net income for the year		-	-	-	-	-	483,424	483,424
Currency translation differences of foreign operations		-	-	-	-	3,980,525	-	3,980,525

Balance, December 31, 2015		37,298,009	$62,262,954	$9,531,512	$(101,869)	$5,652,534	$(25,406,432)	$51,938,699

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

	Note	2015	2014	2013
Cash Provided By (Used In):

Operating Activities
Net income		$483,424	$2,514,169	$848,212
Adjustments for non-cash items:
Depreciation and depletion		1,341,577	1,277,752	950,013
Accretion of reclamation provision		136,925	131,787	-
Unrealized loss (gain) on investments		55,177	(385)	99,833
Share-based payments		40,820	982,782	908,362
Deferred income tax expense (recovery)		(1,128,192)	546,776	2,518,453
Fair value adjustment on warrant liability		(239,690)	(1,055,957)	-
Foreign exchange gain		(236,163)	(111,289)	-
Share of net loss of equity investee		-	90,944	-
Gain on forgiveness of debt		-	(58,967)	-
Other income		-	-	(88,637)
Mineral property option income		-	-	(39,500)
		453,878	4,317,612	5,196,736

Net change in non-cash working capital items	24	(3,075,989)	(1,461,655)	(1,213,384)
		(2,622,111)	2,855,957	3,983,352
Financing Activities
Term facility		13,840,000	-	-
Shares and units issued for cash, net of issuance costs		2,383,539	12,248,857	297,185
Finance lease payments		(1,681,049)	(943,678)	(335,531)
Equipment loan payments		(89,641)	-	-
		14,452,849	11,305,179	(38,346)
Investing Activities
Recovery of exploration costs from concentrate proceeds		22,275,296	3,428,624	-
Exploration and evaluation expenditures		(26,052,048)	(11,853,024)	(901,912)
Additions to plant, equipment and mining properties		(5,108,935)	(5,472,774)	(3,315,192)
Cash from acquisition of subsidiary		-	92,792	-
Proceeds from sale of equipment		-	-	88,637
		(8,885,687)	(13,804,382)	(4,128,467)

Change in cash and cash equivalents		2,945,051	356,754	(183,461)

Effect of exchange rate changes on cash and cash equivalents		280,289	53,445	(12,929)

Cash and Cash Equivalents, Beginning		4,249,794	3,839,595	4,035,985

Cash and Cash Equivalents, Ending		$7,475,134	$4,249,794	$3,839,595

Cash and Cash Equivalents Consist of:
Bank balances		$7,475,134	$4,249,794	$3,195,349
Guaranteed investment certificates		-	-	644,246
		$7,475,134	$4,249,794	$3,839,595

Supplementary Cash Flow Information (Note 24)

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company's head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture Exchange ("TSX-V"), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

2. BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

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

Foreign Currency Translation

Functional currencies

The functional and presentation currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of the Company's Mexican subsidiaries is the U.S. dollar which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates

The Company's management makes judgments in its process of applying the Company's accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company's management make assumptions and estimates of the impacts on the carrying amounts of the Company's assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

a)	Critical judgments exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

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

ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management's determination that the San Gonzalo Mine had achieved production levels intended by management as of October 1, 2012, and that none of the Company's exploration and evaluation assets had achieved production levels intended by management as at December 31, 2015.

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

ii.	Commencement of production at levels intended by management (continued)

•	Mineral recoveries from sampling programs and test operations at, or above, levels necessary for profitable production;
•	Availability of labour for all aspects of a sustainable mining operation, either through the Company's own workforce, the use of contractors, or a combination thereof;
•

Achievement of consistent levels of resource output (through milling, leaching, or other methods) at a capacity determined by management in consultation with mining specialists to be within design capacity and economic to the mining operation; and

•	An operating test period of suitable duration to provide evidence of the mine's ability to sustain ongoing uninterrupted production of economic mineralized material.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii.	Acquisition of Bralorne Gold Mines Ltd.

Management has determined that the acquisition of all of the outstanding shares of Bralorne Gold Mines Ltd. on October 20, 2014 (Note 8) was an asset acquisition for accounting purposes as the Bralorne Mine property was in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits.

iv.	Functional currency

Management determines the functional currency of the parent company and of each subsidiary by evaluating the primary economic environment of each entity. The following primary and secondary indicators are considered in the determination of functional currencies:

Primary indicators

•	The currency that mainly influences labour, material and other costs of providing services and/or metals concentrates, which is often the currency in which such costs are denominated; and,
•	The main influences of sales prices for services and/or metals concentrates and the country whose competitive forces and regulations mainly determine selling prices.

Secondary indicators

•	The currency in which funds from financing activities are generated; and,
•	The currency in which receipts from operating activities are usually retained.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

b)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i.	Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of silver and gold contained in the stockpile and finished goods assumptions for the amount of silver and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company's expenses and a reduction in its working capital.

ii.	Estimated reclamation provisions

The Company's provision for reclamation represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino, San Gonzalo, and Bralorne properties. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii.	Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company's net income or net loss and its equity reserves.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

iv.	Impairment of plant, equipment, mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's plant, equipment, mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company's plant, equipment, and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company's mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company's plant, equipment, mining properties, and exploration and evaluation assets.

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

vi.	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations

Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. ("Promotora")	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico")	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

On October 20, 2014, the Company acquired a 100% ownership interest in Bralorne Gold Mines Ltd. ("Bralorne") (Note 8).

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company's ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss ("FVTPL"). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, amounts receivable, investments, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, term facility, equipment loans, and finance lease obligations.

The Company has classified its cash and cash equivalents, investments, and warrant liability as FVTPL. Amounts receivable and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations are classified as other financial liabilities.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Financial Instruments (continued)

Subsequent to initial recognition, financial assets are measured in accordance with the following:

(i)

Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income in the period in which they arise.

(ii)

Held-to-maturity investments and loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income, using the effective interest method less any impairment.

(iii)

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income. Other than temporary impairments on available-for-sale financial assets are recorded in net income.

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

(ii)

Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income. At December 31, 2015, the Company classified share purchase warrants with an exercise price in U.S. dollars (see Note 15) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets

The Company capitalizes all costs relating to the acquisition, exploration, and evaluation of mineral claims, and recognizes any proceeds received as a reduction of the cost of the related claims. The Company's capitalized exploration and evaluation are classified as intangible assets. Such costs include, but are not limited to, ramp advancement, camp costs, geophysical studies, exploratory drilling, and geological and sampling expenditures. Concentrate sales and costs thereof are included in exploration and evaluation costs prior to demonstrating the technical feasibility and commercial viability of extracting mineral resources. When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, these costs are assessed for impairment and are reclassified to mining properties and become subject to depletion. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, the expenditures for the area of interest are written down and charged to operations. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. An impairment charge relating to a mineral claim may be subsequently reversed if new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

Borrowing costs incurred that are attributable to qualifying exploration and evaluation assets are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which would generally occur upon the advancement of the project past the exploration and evaluation and development stages to production at levels intended by management. Borrowing costs are capitalized as incurred while activities and expenditures necessary to prepare the qualifying assets for intended use are in progress. All other borrowing costs are expensed in the period in which they are incurred. In the case of funds borrowed that are directly attributable to qualifying assets, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves or resources, the ability of the Company to obtain financing to establish a sustainable mining operation, and on future production or proceeds of disposition.

Plant, equipment, and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the estimated reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment, and mining properties and depreciation commenced.

After the date that management's intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management's intent to operate the property.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant, equipment, and mining properties (continued)

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion. As at December 31, 2015, 2014 and 2013, the Company estimated a remaining mine life for San Gonzalo of 2.8 years, 4.8 years, and 5.8 years respectively.

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

Impairment

At each financial position reporting date, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset's recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

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

Net realizable value ("NRV") of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Revenue from the sale of concentrate is recognized upon delivery when the risks and rewards of ownership are transferred to the customer and neither continuing managerial involvement nor effective control remains over the goods sold. Revenue is based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period less treatment, refining and smelting charges, and penalties.

Metals contained in bulk concentrate sold to third parties are provisionally invoiced and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts that provide a provisional payment based upon provisional assays and quoted metal prices at the time of delivery. Revenues are recorded when title passes from the Company to the buyer based on spot prices at the time of delivery, and subsequently adjusted to market prices based on final settlement terms (including date).

Prior to the date that management's intended production levels have been achieved, concentrate sales of material drawn from exploration and evaluation properties are recorded net of extraction and related costs as a reduction of capitalized exploration and evaluation costs.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

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

Share-based payment transactions

The Company's share option plan allows directors, officers, employees, and consultants to acquire common shares of the Company. All options granted are measured at fair value, and are recognized in expenses as share-based payments over the vesting period with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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

The Company records the present value of estimated costs of legal and constructive obligations required to restore properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining property or exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. A revision in estimates or new disturbance will result in an adjustment to the provision with an offsetting adjustment to the mineral property or the exploration and evaluation asset. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

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

The following accounting standards were issued but not yet effective as of December 31, 2015:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 - Construction Contracts, IAS 18 - Revenue, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers, and SIC 31 - Revenue - Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 - Financial Instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 will require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

IFRS 16 Leases

IFRS 16 was issued on January 13, 2016, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

5. TAXES RECOVERABLE

The Company's taxes recoverable consist of the Mexican I.V.A. ("VAT") and income taxes recoverable and Canadian sales taxes ("GST/HST") recoverable.

	2015	2014

VAT recoverable	$1,641,023	$1,510,812
Income taxes recoverable	1,240,685	-
GST/HST recoverable	171,327	147,805

Total taxes recoverable	$3,053,035	$1,658,617

6. INVENTORY

	2015	2014

Concentrate inventory	$221,437	$349,627
Process material stockpiles	3,369,961	2,730,816
Materials and supplies	1,020,836	723,698

	$4,612,234	$3,804,141

The amount of inventory recognized as an expense for the year ended December 31, 2015 totalled $10,961,694 (2014 - $11,393,404; 2013 - $8,968,409), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

7. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2014	$15,686,172	$3	$1	$15,686,176

Acquisition	-	9,752,300	-	9,752,300
Costs incurred during 2014:
Mine and camp costs	4,099,672	1,323,105	-	5,422,777
Drilling and exploration	870,562	368,081	-	1,238,643
Depreciation of plant and equipment	495,847	-	-	495,847
Effect of movements in exchange rates	407,455	-	-	407,455
Assessments and taxes	164,127	678	-	164,805
Geological and related services	68,328	85,425	-	153,753
Assays	-	16,088	-	16,088
Sale of concentrate	(2,510,304)	(918,320)	-	(3,428,624)

Balance, December 31, 2014	$19,281,859	$10,627,360	$1	$29,909,220

Acquisition	-	-	-	-
Costs incurred during 2015:
Mine and camp costs	20,171,792	5,233,511	-	25,405,303
Provision for reclamation	-	3,860,437	-	3,860,437
Effect of movements in exchange rates	1,560,711	-	-	1,560,711
Depreciation of plant and equipment	1,002,747	153,575	-	1,156,322
Drilling and exploration	81,545	700,920	-	782,465
Interest and financing costs	240,338	259,659	-	499,997
Geological and related services	119,262	133,331	-	252,593
Assessments and taxes	137,586	41,909	-	179,495
Assays	-	45,727	-	45,727
Sale of concentrate	(21,501,272)	(774,024)	-	(22,275,296)

Balance, December 31, 2015	$21,094,568	$20,282,405	$1	$41,376,974

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

7. EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company's exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company's subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company's mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company's San Gonzalo mine which achieved production levels intended by management as of October 1, 2012, and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino mine.

In February 2012, the Company's wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. ("Minerales") whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone".

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns ("NSR"). Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company's notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

7. EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Durango, Mexico (continued)

(iv)	Unification La Platosa properties (continued)

The Company continues to assess its development activities at the ET zone with reference to guidance for development of mineral projects and eventual production from those projects should expected development activities prove successful. The Company's annual financial statements cite a number of factors requiring management judgment that are considered in the decision of whether a mineral project is in the condition necessary for it to be capable of operating in the manner intended by management, including factors which support both technical feasibility and commercial viability of a project. In the periods before management determines technical feasibility and commercial viability have been achieved, the Company records in its statement of financial position the costs of extracting and processing mineralized material from the ET zone as exploration and evaluation costs, and records a reduction to the carrying value of those costs for any proceeds from sales of ET zone concentrate. During the year ended December 31, 2015, the Company reduced its exploration and evaluation costs in the consolidated statement of financial position by $21,501,272 (US$15,535,601) for sales of 7,695 tonnes of ET zone copper/silver/gold concentrate.

(b)	British Columbia, Canada

(i)	Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of net smelter proceeds of production from the claims, and pay fifty cents ($0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold. The shares of Bralorne Gold Mines Ltd. (the 100%-owned subsidiary which holds title to the Bralorne Mine property) are registered as security for the US$10,000,000 term facility (Note 13).

(ii)

The Company's mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property (Note 9), under which the optionee was required to make cash payments, incur exploration expenditures, and issue shares to the Company in order to earn a 75% interest in the property. During the year ended December 31, 2015, the optionee withdrew from the option agreement, and the entire interest in the property reverted back to the Company.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

8. ACQUISITION OF BRALORNE GOLD MINES LTD.

In October 2014, Avino acquired all of the outstanding common shares of Bralorne Gold Mines ("Bralorne"), which Avino did not already own, by way of a plan of arrangement under the Business Corporations Act (British Columbia). All unexercised outstanding stock options of Bralorne were cancelled. Bralorne's common shares were delisted from the TSX Venture Exchange and the OTCQX.

The transaction was accounted for as an asset acquisition as the Bralorne Mine property was in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits. Bralorne's primary asset, the Bralorne Mine property, did not have the workforce, resources and reserves, mine plan, or financial resources to meet the definition of a business for accounting purposes.

The consideration for the acquisition of Bralorne by Avino consisted of:

-	$4,535,373 by issuance of 2,636,845 common shares valued at the closing price of Avino's shares of $1.72 per share on the transaction date;

-	$2,624,592 carrying value of the equity interest in Bralorne (9,679,149 common shares) immediately before the transaction date; and

-

$986,825 of transaction costs incurred by Avino, including investment advisor fees, legal and accounting fees, directors' fees for the special committees of Avino and Bralorne, independent fairness opinions, and other acquisition-related costs.

The purchase consideration is summarized as follows:

2,636,845 Avino shares at their fair value of $1.72 per share	$4,535,373
Carrying value of equity interest in Bralorne (9,679,149 common shares)	2,624,592
Transaction costs	986,825
$8,146,790

The purchase consideration was assigned based on the relative fair values of the assets acquired and liabilities assumed as follows:

Cash	$92,792
Amounts receivable	13,293
Sales taxes recoverable	42,543
Amounts due from related parties	1,118
Reclamation bonds	140,000
Exploration and evaluation assets	9,752,300
Equipment	88,534
Loan payable	(1,271,633)
Accounts payable and accrued liabilities	(614,157)
Reclamation provision	(98,000)
$8,146,790

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

9. MINERAL PROPERTY OPTION AGREEMENTS

During the year ended December 31, 2015, the Company had one option agreement described below, under which the optionee relinquished its interest during the year. Consequently, at December 31, 2015, the Company had no mineral property option agreements.

In January 2012, the Company entered into an option agreement with Avaron Mining Corp. ("Avaron"), a private Canadian company, whereby Avaron could have earned the exclusive right and option to acquire a 100% title to and interest in the Company's Eagle property located in Yukon, Canada.

In April 2013, the option agreement was assigned to Benz Mining Corp. ("Benz"), a Canadian public company, pursuant to the terms of an option purchase and assignment agreement dated November 30, 2012. Pursuant to the agreement, Benz acquired all of Avaron's interest in the option agreement between Avaron and Avino. As consideration for Avino's consent to the agreement, Benz and Avaron issued to Avino 50,000 common shares with a fair value of $14,500 (Note 12) and 250,000 common shares with a fair value of $25,000 respectively. The terms of the agreement allowed Benz to earn a 75% interest by making total cash payments of $350,000, issuing 550,000 common shares, incurring exploration costs of $100,000, and drilling 35,000 meters (or incurring exploration costs of up to $7,100,000) as follows:

	Cash	Exploration Expenditures	Number of Shares

On approval of the agreement by TSX (received)	$-	$-	50,000
On or before January 31, 2014 (incurred)	-	100,000	-
On or before January 31, 2015 (not paid or incurred)	100,000	625,000	-
On or before January 31, 2016	100,000	1,000,000	250,000
On or before January 31, 2017	50,000	2,000,000	250,000
On or before January 31, 2018	100,000	3,375,000	-
	$350,000	$7,100,000	550,000

After the initial 75% interest is earned, Benz could have elected to either form a Joint Venture with the Company, or to earn the remaining 25% interest by paying a series of annual advance royalties and completing other activities as defined in the option agreement.

Upon signing the original agreement with Avaron, the Company received a cash payment of $25,000 and 150,000 common shares of Avaron. Of the cash payment, $5,143 was recorded as a reduction to the carrying value of the Eagle property, resulting in a carrying value of $1 for the Eagle property within exploration and evaluation assets. The remaining cash proceeds of $19,857 were recorded as option income along with the $15,000 fair value of the 150,000 common shares.

During the year ended December 31, 2015, Benz opted out of the option agreement, and the Company retains a 100% interest in the Eagle property as at December 31, 2015.

10. NON-CONTROLLING INTEREST

At December 31, 2015, the Company had an effective 99.67% (2014 - 99.66%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2014 - 0.34%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

11. PLANT, EQUIPMENT, AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total

COST
Balance at January 1, 2014	3,433,028	46,141	117,457	4,802,001	2,540,541	1,425,044	12,364,212
Additions	808,713	15,663	96,138	3,290,323	4,252,272	117,800	8,580,909
Effect of movements in exchange rates	276,388	3,715	9,456	381,830	281,947	42,088	995,424
Balance at December 31, 2014	4,518,129	65,519	223,051	8,474,154	7,074,760	1,584,932	21,940,545
Additions	799,208	14,972	47,701	4,088,146	1,817,862	154,394	6,922,283
Effect of movements in exchange rates	810,601	11,755	40,018	1,520,355	1,269,289	284,354	3,936,372
Balance at December 31, 2015	6,127,938	92,246	310,770	14,082,655	10,161,911	2,023,680	32,799,200

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2014	221,779	13,609	36,181	916,345	221,385	390,296	1,799,595
Additions	533,465	7,657	29,610	1,008,949	204,881	37,990	1,822,552
Effect of movements in exchange rates	17,855	1,096	2,913	73,775	17,823	31,423	144,885
Balance at December 31, 2014	773,099	22,362	68,704	1,999,069	444,089	459,709	3,767,032
Additions	708,020	11,299	41,839	1,464,662	331,726	65,741	2,623,287
Effect of movements in exchange rates	138,703	4,012	12,326	358,656	79,674	82,477	675,848
Balance at December 31, 2015	1,619,822	37,673	122,869	3,822,387	855,489	607,927	7,066,167

NET BOOK VALUE

At December 31, 2015	4,508,116	54,573	187,901	10,260,268	9,306,422	1,415,753	25,733,033
At December 31, 2014	3,745,030	43,157	154,347	6,475,085	6,630,671	1,125,223	18,173,513

Plant, equipment, and mining properties includes $526,033 as at December 31, 2015 (December 31, 2014 - $892,172), on which no depreciation was charged in the years then ended.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

12. INVESTMENTS

The Company classifies its investments as long-term investments designated at fair value through profit and loss, except for investments in shares of private companies which are measured at cost as they do not have a quoted price in an active market and their fair value cannot be reliably measured.

Investments are summarized as follows:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,
	Cost	Gains (Losses)	2015	2014
(a) Avaron Mining Corp.	$40,000	$(40,000)	$-	$40,000
(b) Benz Mining Corp.	14,500	(12,500)	2,000	20,000
(c) Levon Resources Ltd.	803	11,905	12,708	33,888
(c) SciVac Therapeutics Inc.	3,433	20,571	24,004	-
(d) Oniva International Services Corp.	1	(1)	-	1
	$58,737	$(20,025)	$38,712	$93,889

During the year ended December 31, 2015, the Company recorded a $55,177 unrealized loss (2014 - $385 gain, 2013 - $99,833 loss) on investments, representing the change in fair value during the period.

(a)	Avaron Mining Corp. ("Avaron")

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000. During the year ended December 31, 2015, the carrying value of the Avaron shares was written down to $Nil.

(b)	Benz Mining Corp. ("Benz")

In April 2013, the Company acquired 50,000 common shares of Benz, and the value assigned at the time to the investment was based on the market price of Benz's common shares on the date the agreement was entered into.

(c)	Levon Resources Ltd. ("Levon")

The Company's investment in Levon consists of 70,600 common shares with a quoted market value of $12,708 as at December 31, 2015 (December 31, 2014 - 141,200 common shares with a quoted market value of $33,888). During the year ended December 31, 2015, the Company and Levon ceased to be related after changes to Levon management and the termination of shared administrative services.

During the year ended December 31, 2015, Levon completed a transaction with SciVac Therapeutics Inc. ("SciVac") resulting in the exchange of 1/2 of a common share of Levon for each previous Levon common share held, and the issuance of one new SciVac common share for each previous Levon common share held.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

12.  INVESTMENTS (continued)

(d)	Oniva International Services Corp. ("Oniva")

Prior to December 2015, the Company held a 1/5 indirect beneficial ownership interest in Oniva International Services Corp. ("Oniva"), with four other companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company's CEO and CFO, serve as directors of Oniva, and certain of the Company's directors and officers also serve in those capacities in the four other companies. The companies' interests in Oniva were held in trust by David Wolfin until November 2015, when the beneficial ownership interests were dissolved, and legal and beneficial ownership was then solely held by Mr. Wolfin. See Note 14(c) for a description of transactions with Oniva and Note 23 for disclosure of the Company's commitments with Oniva.

13. TERM FACILITY

In July 2015, the Company entered into a term facility with Samsung C&T U.K. Limited ("Samsung"). Pursuant to the agreement, in August 2015 Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung, which will continue for a period of 24 months, and Samsung made a payment of US$10,000,000 in respect of the facility. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges. Interest is charged on the facility at a rate of U.S. dollar LIBOR (3 month) plus 4.75%, and the facility will be repaid in 15 consecutive equal monthly instalments starting in June 2016. The facility is secured by the concentrates produced under the agreement and by the common shares of the Company's wholly-owned subsidiary Bralorne Gold Mines Ltd. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

14. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2015, 2014, and 2013 were as follows:

	2015	2014	2013
Salaries, benefits, and consulting fees	$1,700,364	$957,900	$779,571
Sharebased payments	-	645,750	420,450
	$1,700,364	$1,603,650	$1,200,021

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

14. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $187,532 (December 31, 2014 - $121,639) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position. As at December 31, 2015 and 2014, the following amounts were due to related parties:

	December 31, 2015	December 31, 2014
Oniva International Services Corp.	$164,285	$171,650
Directors	47,741	19,259
Jasman Yee & Associates, Inc.	5,796	4,032
Intermark Capital Corp.	-	21,875
Wear Wolfin Designs Ltd.	-	5,250
	$217,822	$222,066

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. ("Oniva") for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company's percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the years ended December 31, 2015, 2014 and 2013 are summarized below:

	2015	2014	2013
Salaries and benefits	$309,593	$316,281	$309,816
Office and miscellaneous	502,089	428,019	292,008
Exploration and evaluation assets	311,002	-	-
	$1,122,684	$744,300	$601,824

Salaries and benefits above includes $9,593 (2014 - $48,424, 2013 - $121,663) for key management personnel compensation that has been included in Note 14(a).

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation ("ICC"), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2015, 2014 and 2013, the Company paid $793,200, $433,333, and $300,000 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. ("JYAI") for operational, managerial, metallurgical, engineering and consulting services related to the Company's activities. JYAI's managing director is a director of the Company. For the years ended December 31, 2015, 2014 and 2013, the Company paid $176,640, $74,160, and $75,014 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. ("WWD"), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2015, 2014 and 2013, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

15. WARRANT LIABILITY

The Company's warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the year is as follows:

	December 31, 2015	December 31, 2014
Balance at beginning of the year	$239,690	$-
Fair value adjustment	(239,690)	(1,055,957)
Recognition upon issuance	-	1,295,647
Balance at end of the year	$-	$239,690

Continuity of derivative warrants during the year is as follows:

	Underlying Shares	Weighted Average Exercise Price
Derivative warrants outstanding and exercisable, December 31, 2014	-	-
Issued	1,033,059	US$2.87

Derivative warrants outstanding and exercisable, December 31, 2015	1,033,059	US$2.87

Derivative warrants outstanding and exercisable as at December 31, 2015 are as follows:

	Exercise Price	Derivative Warrants Outstanding and Exercisable
Expiry Date	per Share	December 31, 2015	December 31, 2014

February 25, 2017	US$2.87	1,033,059	1,033,059

As at December 31, 2015, the weighted average remaining contractual life of warrants outstanding was 1.14 years.

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

	December 31, 2015	December 31, 2014
Weighted average assumptions:
Risk-free interest rate	0.48%	1.00%
Expected dividend yield	0%	0%
Expected option life (years)	1.14	2.14
Expected stock price volatility	46.02%	66.42%
Weighted average fair value	$0.00	$0.23

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

16. EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing in June 2018 and December 2020 with fixed interest rates of 4.35% and 4.75% per annum. The Company's obligations under the loans are secured by the mining equipment. As at December 31, 2015, plant, equipment and mining properties includes a net carrying amount of $977,582 (December 31, 2014 - $nil) for this mining equipment.

The contractual maturities and interest charges in respect of the Company's obligations under the equipment loans are as follows:

	December 31, 2015	December 31, 2014
Not later than one year	$261,386	$-
Later than one year and not later than five years	784,595	-
Less: Future interest charges	(91,871)	-
Present value of loan payments	954,110	-
Less: Current portion	(222,192)	-
Non-current portion	$731,918	$-

The equipment loan credit facilities are a component of the master credit facilities described in Note 17.

17. FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2016 and 2020 with interest rates ranging from 3.71% to 12.90% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company's obligations under finance leases are secured by the lessor's title to the leased assets. Plant and equipment includes a net carrying amount of $8,162,189 (2014 - $5,322,510) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company's finance lease obligations are as follows:

	December 31, 2015	December 31, 2014
Not later than one year	$1,960,844	$1,362,766
Later than one year and not later than five years	2,464,106	2,216,930
Less: Future interest charges	(303,669)	(280,360)
Present value of minimum lease payments	4,121,281	3,299,336
Less: Current portion	(1,815,747)	(1,292,326)
Non-current portion	$2,305,534	$2,007,010

The Company has two master credit facilities with equipment suppliers for a total of US$10,375,400. The facilities are used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration and evaluation activities at the Avino Mine and the Bralorne Mine. As of December 31, 2015, the Company had US$5,830,282 in available credit remaining under these facilities.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

18. RECLAMATION PROVISION

Management's estimate of the reclamation provision at December 31, 2015 is $6,047,369 (December 31, 2014 - $2,005,881), and the undiscounted value of the obligation is $6,790,812 (December 31, 2014 - $2,269,534).

The present value of the obligation in Mexico was calculated using a risk-free interest rate of 7% (December 31, 2014 - 7%) and an inflation rate of 4.25% (December 31, 2014 - 4.25%). Reclamation activities are estimated to begin in 2019 for San Gonzalo and in 2023 for the Avino Mine.

The present value of the obligation for Bralorne was calculated using a risk-free interest rate of 3% (December 31, 2014 - 7%) and an inflation rate of 2.45% (December 31, 2014 - 1.99%). Reclamation activities are estimated to begin in 2021.

A reconciliation of the changes in the reclamation provision during the years is as follows:

	December 31, 2015	December 31, 2014

Balance at beginning of the year	$2,005,881	$1,833,938
New provision recognized for the Bralorne Mine project	3,860,437	-
Unwinding of discount	136,925	131,787
Effect of movements in exchange rates	44,126	(57,844)
Provision recognized on acquisition of Bralorne	-	98,000
Balance at end of the year	$6,047,369	$2,005,881

19. SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)

During the year ended December 31, 2015, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which was filed on May 27, 2015 for up to US$6,000,000. The Company sold an aggregate of 1,001,196 common shares at an average price of $1.55 (US$1.26) per common share for gross proceeds of $1,551,095 (US$1,260,963) during the year ended December 31, 2015.

The Company paid a 3% cash commission on the gross proceeds in the amount of $46,533 (US$37,828) and incurred additional accounting, legal and regulatory costs of $58,763.

(ii)	During the year ended December 31, 2015, the Company issued 922,000 common shares upon the exercise of stock options for gross proceeds of $937,740.

(iii)

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

19. SHARE CAPITAL (continued)

(b)	Issued: (continued)

(iv)

In February, 2014, the Company closed an at-the-market brokered public offering issuing 2,540,709 common shares at an average price of $2.50 (US$2.26) per common share for gross proceeds of $6,340,523 (US$5,741,668).

The Company paid a 3% cash commission on the gross proceeds in the amount of $190,216 (US$172,250) and incurred additional accounting, legal and regulatory costs of $167,871.

(v)

In February 2014, the Company closed a brokered private placement issuing 2,066,117 units at a price of $2.69 (US$2.42) per unit for gross proceeds of $5,566,504 (US$5,000,000). Each unit is comprised of one common share and one-half of a transferrable share purchase warrant. Each share purchase warrant is exercisable at a price of US$2.87 per warrant into one-half of a common share until February 25, 2017. If the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than USD$6.85 per share for a period of 20 consecutive trading days, then the Company may deliver a notice to the warrant holder notifying such holder that the warrants must be exercised within 30 days from the date of delivery of such notice, otherwise the warrants will expire on the thirty-first day after the date of delivery of the notice.

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

(vi)	During the year ended December 31, 2014, the Company issued 266,457 common shares upon the exercise of stock options for gross proceeds of $307,937.

(c)	Warrants:

During the years ended December 31, 2015 and 2014 there were no warrants exercised. There were 1,033,059 warrants issued during the year ended December 31, 2014 as summarized in Note 15.

(d)	Stock options:

The Company has a stock option plan to purchase the Company's common shares, under which it may grant stock options of up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5%), and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company's total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

19. SHARE CAPITAL (continued)

(d)	Stock options: (continued)

Continuity of stock options for the years ended December 31, 2015 and 2014 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, January 1, 2014	2,642,957	$1.16
Granted	1,035,000	$1.90
Forfeited	(50,000)	$1.15
Exercised	(266,457)	$1.16

Stock options outstanding and exercisable, December 31, 2014	3,361,500	$1.39
Granted	50,000	$1.32
Forfeited	(50,000)	$1.90
Exercised	(922,000)	$1.02

Stock options outstanding and exercisable, December 31, 2015	2,439,500	$1.52

As at December 31, 2015, the weighted average remaining contractual life of stock options outstanding was 2.38 years.

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price	December 31, 2015	December 31, 2014

January 14, 2015	$0.81	-	45,000
September 10, 2015	$1.05	-	225,000
January 18, 2016	$1.02	204,500	806,500
September 30, 2016	$1.02	645,000	695,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	855,000
December 22, 2019	$1.90	130,000	180,000
September 29, 2020	$1.32	50,000	-
		2,439,500	3,361,500

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

19. SHARE CAPITAL (continued)

(e)	Earnings per share:

The calculations for earnings per share and diluted earnings per share are as follows:

	2015	2014	2013
Net income for the year	$483,424	$2,514,169	$848,212
Basic weighted average number of shares outstanding	36,229,424	32,333,224	27,405,179
Effect of dilutive share options	494,301	940,516	296,224
Diluted weighted average number of shares outstanding	36,723,725	33,273,740	27,701,403
Basic earnings per share	$0.01	$0.08	$0.03
Diluted earnings per share	$0.01	$0.08	$0.03

20. SHARE-BASED PAYMENTS

During the year ended December 31, 2015, the Company granted stock options to a consultant of the Company to purchase up to a total of 50,000 common shares at an exercise price of $1.32 per share pursuant to the Company's stock option plan. The options vested immediately, and are exercisable on or before September 29, 2020. The Company recorded $40,820 as share-based payments for the options vested during the year.

During the year ended December 31, 2014, the Company granted stock options to directors, officers, employees, directors, and consultants of the Company to purchase up to a total of 1,035,000 common shares at a weighted average exercise price of $1.90 per share pursuant to the Company's stock option plan. The options vested on dates ranging from the grant date to September 19, 2015. 855,000 and 180,000 options are exercisable on or before September 19, 2019 and December 22, 2019 respectively. During that year, the Company recorded $982,782 to operations and $61,500 to exploration and evaluation assets as share-based payments for the options vested.

During the year ended December 31, 2013, the Company granted stock options to directors, officers, employees, directors, and consultants of the Company to purchase up to a total of 650,000 common shares at a weighted average exercise price of $1.61 per share pursuant to the Company's stock option plan. The options vested on dates ranging from the grant date to September 9, 2014. The options are exercisable on or before September 9, 2018. During the year ended December 31, 2013, the Company also re-priced 1,725,000 previously granted incentive stock options to directors, officers, employees, and consultants to a price of $1.02 per share. The incentive stock options had originally been granted at prices of $2.30 and $2.00 per share. During that year, the incremental fair value of the re-priced options of $260,600 was recorded as share-based payments, and the Company recorded $647,762 in respect of options vested, for total share-based payments of $908,362.

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

20. SHARE-BASED PAYMENTS (continued)

The fair value of the options granted was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2015	2014	2013
Weighted average assumptions:
Risk-free interest rate	0.78%	1.51%	1.45%
Expected dividend yield	0%	0%	0%
Expected option life (years)	5.00	5.00	3.45
Expected stock price volatility	65.10%	67.25%	68.29%
Weighted average fair value at grant date	$0.65	$0.87	$0.55

During the year ended December 31, 2015, the Company charged $40,820 (2014 - $982,782; 2013 - $908,362) to operations as share-based payments and capitalized $Nil (2014 - $61,500) to exploration and evaluation assets.

21. REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate from the San Gonzalo mine and the historic Avino stockpiles during the years ended December 31, 2015, 2014 and 2013.

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the years. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the years and consists of the following:

	2015	2014	2013
Direct costs	$9,638,275	$10,074,610	$8,019,083
Depreciation and depletion	1,323,419	1,259,394	949,326
Share-based payments	-	59,400	-
	$10,961,694	$11,393,404	$8,968,409

22. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2015	2014	2013
Salaries and benefits	$1,353,453	$1,148,450	$1,204,666
Management and consulting fees	1,244,716	606,941	390,510
Professional fees	529,311	389,681	311,193
Office and miscellaneous	361,054	275,128	722,816
Travel and promotion	250,101	210,053	165,860
Investor relations	229,191	239,538	194,955
Directors fees	163,500	81,134	155,000
Regulatory and compliance fees	66,368	126,713	140,629
Share-based payments	40,820	923,382	908,362
Depreciation	18,158	18,358	687
	$4,256,672	$4,019,378	$4,194,678

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

23. COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva's total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 14(c).

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2015	December 31, 2014
Not later than one year	$209,063	$301,121
Later than one year and not later than five years	749,242	134,291
Later than five years	43,951	56,235
	$1,002,256	$491,647

Office lease payments recognized as an expense during the year ended December 31, 2015 totalled $111,206 (2014 - $90,883; 2013 - $63,126).

24. SUPPLEMENTARY CASH FLOW INFORMATION

	2015	2014	2013
Net change in non-cash working capital items:
Accounts payable and accrued liabilities	$209,925	$1,943,542	$265,200
Current taxes payable	158,114	950,563	42,547
Current taxes recoverable	(1,394,418)	(1,308,973)	(110,923)
Amounts receivable	(1,161,444)	(1,123,799)	(1,176,017)
Inventory	(519,469)	(1,949,673)	371,372
Prepaid expenses and other assets	(364,453)	(98,633)	(587,682)
Amounts due to related parties	(4,244)	125,308	(17,881)
	$(3,075,989)	$(1,461,655)	$(1,213,384)

	2015	2014	2013
Interest paid	$161,678	$90,669	$28,433
Taxes paid	$5,849,101	$172,076	$-

25. FINANCIAL INSTRUMENTS

The fair values of the Company's cash and cash equivalents, amounts receivable, amounts due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments are based on quoted market prices. The carrying amounts of the Company's term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

25. FINANCIAL INSTRUMENTS (continued)

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

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (2014 - three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2015, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at December 31, 2015 in the amount of $7,475,134 (2014 - $4,249,794) in order to meet short-term business requirements. At December 31, 2015, the Company had current liabilities of $14,044,216 (2014 - $6,476,148) and working capital of $6,003,557 (2014 - $6,617,877). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company's contractual obligations and commitments as at December 31, 2015 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$4,178,571	$4,178,571	$-	$-
Taxes payable	1,151,224	1,151,224	-	-
Due to related parties	217,822	217,822	-	-
Minimum rental and lease payments	1,002,256	209,063	749,242	43,951
Term facility	13,840,000	6,458,660	7,381,340	-
Equipment loans	1,045,981	261,386	784,595	-
Finance lease obligations	4,424,950	1,960,844	2,464,106	-
Total	$25,860,804	$14,437,570	$11,379,283	$43,951

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

25. FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate cash flow risk as the Company's term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars:

	December 31, 2015		December 31, 2014
	MXN	USD	MXN	USD
Cash and cash equivalents	$3,876,257	$4,647,007	$2,532,442	$3,382,302
Amounts receivable	-	2,624,555	-	1,350,874
Accounts payable and accrued liabilities	(12,173,726)	(1,534,765)	(10,805,057)	(786,490)
Warrant liability	-	-	-	(206,611)
Term facility	-	(10,000,000)	-	-
Equipment loans	-	(313,052)	-	-
Finance lease obligations	(155,669)	(2,567,593)	(908,005)	(2,788,356)
Net exposure	(8,453,138)	(7,143,848)	(9,180,620)	951,719
Canadian dollar equivalent	$(680,890)	$(9,887,086)	$(722,056)	$1,104,088

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2015, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company's earnings for the year ended December 31, 2015 by approximately $981,899 (2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

25. FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk(continued)

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2015, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $350,725 (2014 - $489,808), and a 10% change in the market price of gold would have an impact on net earnings of approximately $130,723 (2014 - $210,058).

The Company is exposed to price risk with respect to its investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2015, a 10% change in market prices would have an impact on net earnings of approximately $3,871 (2014 - $5,389).

The Company's profitability and ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2015:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$7,475,134	-	$-
Amounts receivable	3,730,317	-	-
Investments	38,712	-	-
Financial Liabilities
Warrant liability	-	-	-
	$11,244,163	-	$-

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

26. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the term facility, equipment loans, and finance lease obligations and the components of equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company's capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

27. SEGMENTED INFORMATION

The Company's revenues of $19,082,847 (2014 - $19,297,953; 2013 - $16,094,701) are all attributable to Mexico, from shipments of concentrate produced by the San Gonzalo mine and the historic Avino stockpiles. For the year ended December 31, 2015, the Company had one customer that accounted for 52% (2014 - 80%; 2013 - 88%) of revenue and a second customer that accounted for 47% (2014 - 20%; 2013 - 12%) of revenue.

Geographical information relating to the Company's non-current assets (other than financial instruments) is as follows:

	2015	2014

Exploration and evaluation assets - Mexico	$21,094,568	$19,281,859
Exploration and evaluation assets - Canada	20,282,406	10,627,361

Total exploration and evaluation assets	$41,376,974	$29,909,220

	2015	2014

Plant, equipment, and mining properties - Mexico	$24,335,522	$18,081,291
Plant, equipment, and mining properties - Canada	1,397,511	92,222

Total plant, equipment, and mining properties	$25,733,033	$18,173,513

28. INCOME TAXES

a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income is as follows:

	2015	2014	2013

Current income tax expense	$3,587,796	$1,820,970	$42,547
Deferred income tax expense (recovery)	(1,128,192)	546,776	2,518,453

Total income tax expense	$2,459,604	$2,367,746	$2,561,000

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

28. INCOME TAXES (continued)

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense is as follows:

	2015	2014	2013

Net income before income taxes	$2,943,028	$4,881,915	$3,409,212
Combined statutory tax rate	26.00%	26.00%	25.75%

Income tax expense at the Canadian statutory rate	765,187	1,269,298	877,873

Reconciling items:
Effect of difference in Mexican tax rates	157,826	223,465	176,081
Non-deductible/non-taxable items	18,553	(20,595)	298,543
Change in enacted rates	-	-	71,526
Change in unrecognized benefit of tax losses	(121,621)	234,551	183,052
Impact of foreign exchange	1,025,185	622,254	-
Special mining duties	273,478	292,403	1,163,717
Expiry of tax losses	409,322	-	-
Benefit of tax attributes recognized and other items	(68,326)	(253,630)	(209,792)

Income tax expense recognized in the year	$2,459,604	$2,367,746	$2,561,000

The Company recognized a non-cash expense of $461,199 for the year ended December 31, 2015 (2014 - $385,057; 2013 - $1,163,717) related to the deferred tax impact of the special mining duty. Currency translation differences of foreign operations included within other comprehensive income for the year ended December 31, 2015 is net of tax of $384,081 (2014 - $206,121; 2013 - $nil).

b)	Deferred income tax assets and liabilities

	2015	2014	2013

Deferred income tax assets	$1,831,158	$1,540,270	$2,111,963
Deferred income tax liabilities	(6,724,074)	(7,177,297)	(6,996,093)

	$(4,892,916)	$(5,637,027)	$(4,884,130)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	2015	2014	2013

Tax losses carried forward	$-	$-	$767,448
Reclamation provision	783,350	715,455	694,037
Inventory	(183,935)	(169,585)	-
Exploration and evaluation assets	(3,486,768)	(4,704,765)	(3,804,986)
Plant, equipment and mining properties	(3,053,371)	(2,302,947)	(3,191,107)
Other deductible temporary differences	1,047,808	824,815	650,477

Net deferred income tax liabilities	$(4,892,916)	$(5,637,027)	$(4,884,130)

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

28. INCOME TAXES (continued)

Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	2015	2014	2013

Tax losses carried forward	$24,774,628	$23,213,826	$7,795,353
Property, plant and equipment	998,254	4,552,561	211,097
Investments	264,723	196,839	348,047
Resource pools	14,573,957	8,310,866	1,799,659
Other deductible temporary differences	2,040,104	2,229,401	1,523,271

Unrecognized deductible temporary differences	$42,651,666	$38,503,493	$11,677,427

The deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant, and equipment which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican mineral properties, mine plant, and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006 acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

The Company has capital losses of $1,472,210 carried forward and $24,774,628 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. The Company's Canadian non-capital tax losses, if unused, expire as follows:

Year of Expiry	Amount

2024	$218,376
2026	2,115,697
2027	1,782,666
2028	2,782,017
2029	1,548,378
2030	1,831,957
2031	2,259,465
2032	4,804,429
2033	2,163,932
2034	3,631,475
2035	1,636,236

$24,774,628

As at December 31, 2015, the Company had no Mexican tax losses available to offset future Mexican taxable income.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

29. SUBSEQUENT EVENTS

Share issuances - Subsequent to the year ended December 31, 2015, the Company issued 198,998 common shares under the prospectus supplement at-the-market offering described in Note 19(b)(i) for net proceeds of $269,843 (US$194,927).

Stock options - Subsequent to the year ended December 31, 2015, 185,000 stock options were exercised for proceeds of $188,700, 19,500 stock options with an exercise price of $1.02 expired, and 50,000 stock options with an exercise price of $1.90 and expiring on September 19, 2019 were cancelled.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: April 7, 2016	By:	/s/ David Wolfin
David Wolfin
Chief Executive Officer
(Principal Executive Officer)

116