Form 20-F
period 2016-12-31
AVINO SILVER & GOLD MINES LTD
filed 2017-03-10
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

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

There were 52,431,001 common shares, without par value, issued and outstanding as of December 31, 2016.

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

We were incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1968, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the United States Securities Exchange Act of 1934, as amended, and changed its name to Avino Mines & Resources Limited. On April 12, 1995, we changed our corporate name to International Avino Mines Ltd. and effected a reverse stock split of one common share for every five common shares outstanding. On August 29, 1997, we changed our corporate name to Avino Silver & Gold Mines Ltd. to better reflect our business of exploring for and mining silver and gold. Our principal executive office is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada. We are an Emerging Growth Company within the meaning of the Jumpstart Our Business Startups (JOBS) Act of 2012.

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

mineralization	Usually implies minerals of value occurring in rocks.

net smelter returns (NSR) royalty	Payment of a percentage of net mining revenue after deducting applicable smelter charges.

oxide	A compound of oxygen and some other element.

ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for each of the years in the five-year period ended December 31, 2016. For the years ended December 31, 2016, 2015, 2014, 2013, and 2012 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. We adopted IFRS with a transition date of January 1, 2010.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 and as at December 31, 2016, 2015, 2014, 2013, and 2012. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’

	Years Ended December 31,
	2016	2015	2014	2013	2012
Summary of Operations:
Revenue	$39,895,591	$19,082,847	$19,297,953	$16,094,701	$2,255,376
Cost of sales	25,391,891	10,961,694	11,393,404	8,968,409	1,434,569
Mine operating income	14,503,700	8,121,153	7,904,549	7,126,292	820,807
Operating expenses	6,636,031	4,256,672	4,019,378	4,194,678	1,929,746
Income (loss) before other items and income taxes	7,867,669	3,864,481	3,885,171	2,931,614	(1,108,939)
Net income (loss)	1,992,479	483,424	2,514,169	848,212	(1,263,178)
Earnings (Loss) per share
Basic	$0.05	$0.01	$0.08	$0.03	$(0.05)
Diluted	$0.05	$0.01	$0.08	$0.03	$(0.05)
Weighted average number of shares outstanding
Basic	42,695,999	36,229,424	32,333,224	27,405,179	27,072,053
Diluted	43,791,451	36,723,725	33,273,740	27,701,403	27,072,053

6

	2016	2015	2014	2013	2012
Balance Sheet Data:
Total assets	$125,937,065	$87,341,992	$61,416,147	$34,552,245	$26,191,608
Cash	15,816,628	7,475,134	4,249,794	3,839,595	4,035,985
Total liabilities	43,419,758	35,403,293	16,365,756	10,005,217	4,244,230
Shareholders’ equity	82,517,307	51,938,699	45,050,391	24,547,028	21,947,378
Share capital	91,527,462	62,262,954	58,606,898	42,784,832	42,088,103
Shares outstanding	52,431,001	37,298,009	35,374,813	27,488,834	27,127,416

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Fiscal Year Ended	Average	Period End	High	Low

2012	0.9996	0.9958	1.0299	0.9600
2013	1.0301	1.0636	1.0704	0.9838
2014	1.1045	1.1601	1.1643	1.0614
2015	1.2791	1.3839	1.3989	1.1725
2016	1.3243	1.3426	1.4592	1.2544

The following table sets forth the high and low exchange rates for the past six months based on the noon buying rate. As of February 28, 2017, the exchange rate was CDN$1.3247 for each US$1.

Month	High	Low
September 2016	1.3247	1.2843
October 2016	1.3403	1.3105
November 2016	1.3581	1.3335
December 2016	1.3555	1.3119
January 2017	1.3437	1.3030
February 2017	1.3247	1.3003

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

The Company is currently focusing on further defining effective plans to mine its San Gonzalo and Avino mineralized material and on exploring and evaluating the Bralorne Mine project. Although the Company is presently carrying on mining activities at the San Gonzalo Mine and the Avino Mine, the Company will still be required to raise capital to further advance the San Gonzalo and Avino mines and the Bralorne mine project. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity and debt financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company’s per share book value.

We have only recently become profitable and no assurances can be given we will continue to be profitable in the future.

We began extracting and processing resources at levels intended by management at the San Gonzalo Mine during the fourth quarter of 2012 and at the Avino Mine in the second quarter of 2016. For the years ended December 31, 2016, 2015, and 2014, we earned net income of CDN$1,992,479, CDN$483,424, and CDN$2,514,169 respectively. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will continue to be profitable in the future.

As of December 31, 2016, our internal controls over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended December 31, 2016, our management has concluded that our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations. Our management concluded that our internal controls over financial reporting were not effective as of December 31, 2016. Despite significant improvements in internal control effectiveness since December 31, 2015, a material weakness related to organizational governance still exists. Management identified certain principles based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission that require further development before they reach an appropriate level of maturity, including: i) a formal risk management process that involves all appropriate levels of management is not yet in place including a documented plan to respond to the identified risks; and, ii) certain policies have not been translated into Spanish for Company employees operating in Mexico, including an appropriate whistleblower program accessible to Spanish-speaking staff with a clear direction on how to report suspected incidents to an independent committee. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our common shares.

We have no proven or probable reserves, and our decision to commence extracting and processing resources at levels intended by management was not based on a study demonstrating economic recovery of any mineral reserves and is therefore inherently risky.

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

In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Since we commenced extracting and processing resources of mineralized material at levels intended by management at the San Gonzalo Mine and the Avino Mine without a feasibility study, there is inherent uncertainty as to whether the mineralized material can be economically produced or if so, for what period of time. The absence of proven or probable reserves makes it more likely that our properties may cease to be profitable and that the money we spend on exploration and evaluation may never be recovered.

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine and the Avino Mine without preparing a pre-feasibility study or bankable feasibility study which may subject us to more risks.

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine and the Avino Mine without preparing a pre-feasibility study or bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks. Our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing. Therefore our decisions to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited information which may or may not be representative of information regarding the mines had we otherwise prepared a more comprehensive study. In addition, basing our decision to begin extracting and processing resources on limited information may make us susceptible to risks including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to extracting and processing activities at levels intended by management from pilot plant scale;

•	the preliminary nature of mine plans and processing concepts and applying them to full scale extracting and processing activities at levels intended by management;

•	determining operating/capital cost estimates and possible variances associated with constructing, commissioning and operating the San Gonzalo and Avino facilities based on limited information;

•	that metallurgical flow sheets and recoveries are based on information at the time and may not be representative of results of the San Gonzalo Mine and/or the Avino Mine; and

•	that we may underestimate capital and operating costs without a comprehensive bankable feasibility study.

Exploration and development.

The business of exploration and development for minerals involves a high degree of risk and few properties become producing mines. Unprofitable efforts result not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on invested capital.

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

The Company’s ability to generate revenue and profit is expected to occur through exploration, evaluation, advancement and operation of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining activities by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining activities. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to refining facilities, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

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

Mining activities are inherently risky.

Mining activities are risky and heavily regulated. Despite our attempts to minimize accidents through strict safety procedures, individuals may be injured or harmed working in our mines. Should any accidents occur, our mine may be partially or fully shut down to aid regulators in their investigation, even if it is determined we are not at fault for the cause of the accident. In this regard, there were two accidental deaths at the Company's San Gonzalo mine in March 2016, and an accidental death at the Avino mine complex processing facility in June 2014. We do not believe that we were at fault in these accidents and, unfortunately, believe that the accidents were the result of the employees not following the proper safety protocols. Following the accidents, local authorities allowed us to resume mining activities. Notwithstanding our belief that we were not at fault for the accidents, we may nevertheless be found liable and subject to fines and/or penalties or we may be required to revise and implement new safety procedures that would make it more costly to operate our mines. Currently, we do not have insurance covering accidents, but may obtain insurance in the future.

Mining operations and uninsured risks.

Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of mining and exploration is subject to a variety of risks including, but not limited to, fires, power outages, labour disruptions, industrial accidents, flooding, explosions, cave-ins, landslides, environmental hazards, technical failures, and the inability to obtain suitable or adequate machinery, equipment or labour. Such occurrences, against which the Company cannot, or may elect not to insure, may delay production, increase production costs or result in liabilities. The payment of such liabilities may have a material adverse effect on the Company’s financial position. The economics of developing mineral properties are affected by such factors as the cost of operations, variations in the grade and metallurgy of the ore mined, fluctuations in mineral markets, costs of processing and equipment, transportation costs, government regulations including regulations relating to royalties, allowable production, importing and exporting of mineral product, and environmental protection rules and regulations.

Market forces.

There is no assurance that, even if commercial quantities of mineral resources are discovered, that these can be sold at a profit. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The prices of silver, gold and copper have experienced volatile and significant movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Foreign corrupt practices legislation.

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible. Violations of the FCPA, CFPOA, and/or other laws may result in criminal or civil sanctions and the Company may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. Beginning with our fiscal year ending December 31, 2016, the Company is also subject to the Extractive Sector Transparency Measures Act (Canada) (“ESTMA”), which requires us to maintain records of specific payments (including taxes, royalties, fees, production entitlements, bonuses, dividends, and infrastructure improvements) to all government entities in Canada and abroad, and to publicly disclose payments of $100,000 or more in any payment category on an annual basis within 150 days of our fiscal year end, to increase transparency and deter corruption in the extractive industry sector.

The validity of the title to our mining properties may be challenged.

In those jurisdictions where the Company has property interests, the Company undertakes searches of mining records and obtains title opinions from reputable counsel in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, prior unregistered agreements or transfers, and title may be affected by undetected defects or native land claims. For unsurveyed mineral claims, the boundaries of such mining claims may be in doubt. The ownership and validity of mining claims are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Company’s properties will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers.

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

Competition.

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. There can be no assurance that the Company will be able to compete successfully for new mining properties. The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects exploration in the future.

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

Permitting.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may become more restrictive, which could materially affect the business of the Company or its ability to develop its properties. Before production can commence on any of its mineral properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained, or if they are obtained, if they will be granted on a timely basis. The cost of compliance with existing and future governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of the Company’s mineral projects and properties.

Permitting of exploration programs in Mexico requires the completion of agreements with the indigenous communities in the vicinity of the project. The timing for the completion of such agreements is unpredictable. The process of obtaining such agreements is also affected by the two-year election cycle for the councils of the indigenous communities.

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

We maintain our bank accounts in Canadian and U.S. Dollars and Mexican pesos. Any appreciation in the currency of Mexico or other countries where we may carry out exploration and mining activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. Dollar against the Canadian Dollar will result in a loss on our financial statements to the extent we hold funds in U.S. Dollars. Copper, gold and silver are typically sold in U.S. dollars. As a result, the Company is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar and the Mexican peso. To the extent that the Company generates revenues at the Avino Mine or San Gonzalo Mine, it will be subject to foreign exchange risks as revenues will be received in U.S. dollars while certain operating and capital costs will be incurred primarily in Canadian dollars and Mexican pesos. A decline in the U.S. dollar would result in a decrease in the Company’s revenues and adversely impact the Company’s financial performance.

Land reclamation requirements.

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration and mining companies in order to minimize the long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration and mining activities we must allocate financial resources that might otherwise be spent on further exploration or acquisition programs.

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

Current global financial conditions.

Financial markets globally have been subject to increased volatility. Access to financing has been negatively affected by liquidity crises and uncertainty with respect to sovereign defaults throughout the world. These factors may impact the ability of the Company to obtain loans and other forms of financing in the future and, if obtained, on terms favourable to the Company. If these levels of volatility and market turmoil continue or worsen, the Company may not be able to secure appropriate debt or equity financing when needed, any of which could affect the trading price of the Company’s securities in an adverse manner.

Dilution.

There are a number of outstanding securities and agreements pursuant to which Common Shares of the Company may be issued in the future. If these Common Shares are issued, this will result in further dilution to the Company’s shareholders. An investor’s equity interest in the Company may also be diluted by future equity financings of the Company.

Conflicts of interest.

There are potential conflicts of interest to which all of the directors, officers, insiders and promoters of the Company will be subject in connection with the operations of the Company. All of the directors, officers, insiders and promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the Company. Accordingly, situations may arise where all of the directors, officers, insiders and promoters will be in direct competition with the Company. The Company has a process to identify and declare any conflicts. Conflicts, if any, will be subject to the procedures and remedies as provided under the Business Corporations Act of British Columbia.

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

We compete with other exploration and mining companies, many of which have greater financial resources than us or are further in their advancement, for the recruitment and retention of qualified employees and other personnel. Competition for exploration and mining resources at all levels is highly cyclical and can quickly become very intense, particularly affecting the availability of manpower, drill rigs and supplies. Recruiting and retaining qualified personnel in the future is critical to the Company’s success. As the Company explores and develops its Avino Mine and San Gonzalo Mine and other properties, the need for skilled labour will increase. The number of persons skilled in the exploration and development of mining properties is limited and competition for this workforce is intense. The development of the Avino Mine and San Gonzalo Mine and other initiatives of the Company may be significantly delayed or otherwise adversely affected if the Company cannot recruit and retain qualified personnel and/or obtain other exploration and mining resources as and when required.

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

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an “indicated mineral resource,” “measured mineral resource” or “inferred mineral resource” will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, but are used to form the basis of a preliminary economic assessment. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

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

The Company is a reporting issuer in all of the Provinces of Canada, except for Quebec, a foreign private issuer with the SEC and is listed on the TSX Venture Exchange (Tier 1 status) under the symbol “ASM”, on the NYSE-MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”. In September, 2013, the Company’s listing on the TSX Venture Exchange was reclassified from Tier 2 to Tier 1 status. The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company, primarily engaged in the extracting and processing of gold, silver, and copper and the acquisition and exploration of natural resource properties. The Company’s principal business activities have been the exploration for and extracting and processing of gold, silver, and copper at mineral properties located in the State of Durango, Mexico. The Company also owns other exploration and evaluation assets in British Columbia and the Yukon Territory, Canada.

B. Business overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver, gold, and copper exploration, extraction and processing. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the “Avino Mine”). From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of a smelter. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver, and began acquiring silver properties in North America. The Company acquired the Eagle property in Canada’s Yukon Territory and the Aumax silver and gold property in British Columbia. Each property produced encouraging assays for silver through drilling and sampling, however, in late April 2012, the Company relinquished its interest in the Aumax silver and gold property to focus on its property in Mexico. The Avino Mine in Mexico and surrounding mineral leases continue to hold silver potential. These properties, along with other silver and gold projects, will remain the Company’s principal focus for the foreseeable future.

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

In the second quarter of 2016, the Company declared that effective April 1, 2016 extracting and processing resources at levels intended by management had been achieved at the Avino Mine following an advancement and test period of 19 months. The decision was based on the following criteria:

•	All critical capital components have been acquired and installed to achieve desired mining and processing results;
•	The necessary labor force, including production and development mining contractors, has been secured to mine and process at planned levels of output;
•	The mill has consistently processed at levels above design capacity and budgeted production levels of 1,250 tpd with consistent recoveries and grades; and
•	As previously disclosed, the Company has entered into a long term sales agreement with Samsung C&T U.K. Limited ("Samsung"). Further, Samsung has provided Avino with a term facility which has provided capital to facilitate further expansion and development of the Avino Mine.

The above factors were considered in making the decision that extracting and processing resources at levels intended by management had been achieved as at April 1, 2016, and management is confident that its decision is appropriate and accurately reflects the stage the Company is in.

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

Avino’s remaining Mexican properties other than San Gonzalo and Avino as well as its Canadian properties are all in the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of these properties, further geological work will need to be done, and based upon the results of that work a final evaluation will need to be made to conclude on economic and legal feasibility. The Company is currently focusing on extracting and processing resources at the San Gonzalo Mine and the Avino Mine, exploration of the Avino property in Mexico and the Bralorne Mine project in British Columbia, Canada. The Company's other Canadian properties are not deemed to be material and are subject to care and maintenance for further exploration and evaluation, if any.

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

Governmental Regulation - British Columbia

The Bralorne Mine holds a Mining Permit under the Mining Act of British Columbia as administered by the Ministry of Energy and Mines. The Permit M-207 is currently under a Permit Amendment process to update the Permit for production including the incorporation of the updated Interim Closure and Reclamation Plan. A Draft Permit Amendment has been issued by the Ministry of Energy and Mines for review by Ministry of Environment (British Columbia) and the First Nations.

The Bralorne Mine would be subject to the Metal Mining and Effluent Regulations under the Fisheries Act as administered by Department of Fisheries and Oceans Canada for effluent flowrate of greater than 50m3/day. Current final discharge flowrates from the TSF seepages are less than this flowrate. The Bralorne Mine holds an emission and an effluent Permit under the Ministry of Environment (British Columbia). Both environmental Permits are current. Bralorne Mines has applied for a Permit amendment for expanded water treatment under the effluent Permit 14480. The Permit amendment is underway.

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

C. Organizational structure

The Company’s Mexican subsidiaries are the wholly owned subsidiary Oniva Silver and Gold Mines S.A. de C.V., referred to as “Oniva”, Promotora, in which the Company has direct ownership of 79.09%, and Avino Mexico in which the Company has a 98.45% direct ownership and an additional 1.22% indirect ownership held through Promotora. The Company’s total effective ownership interest in Avino Mexico is 99.67%. All of these subsidiaries are incorporated under the laws of Mexico. The Company also owns 100% of Bralorne Gold Mines Ltd., incorporated in British Columbia, Canada.

D. Property, plant and equipment

The Company is extracting resources and processing it to yield a bulk silver/gold concentrate at the San Gonzalo Mine and a copper concentrate from the Avino Mine, both of which are located on the Avino property in Durango, Mexico. The Company is also exploring options to re-process a large tailings resource left from past mining on the Avino property. In addition, the Company is exploring four silver and gold projects in Canada. All of the Company’s mineral property interests in Canada are wholly-owned by the Company. In Mexico, the Company has a 99.67% interest in Avino Mexico, a Mexican company which is involved in the mining of commercial resources and resource exploration and evaluation, including the operation of the Avino and San Gonzalo Mines. The Company owns and manages its Canadian properties. Exploration in Canada is focused on the Bralorne Mine project in southwest British Columbia which was acquired by the Company in 2014. The Bralorne Mine project is considered in the advanced exploration phase and extracting and processing resources at trial levels took place between 2011 and 2014. In addition to the Bralorne Mine project, Avino has in recent years conducted limited prospecting, trenching and drill programs on the Eagle, Olympic-Kelvin, and Minto properties.

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

The nearest major city is Durango, with a population of approximately 600 thousand. Durango is a major mining center in Mexico where experienced labour and services can be obtained. The two towns nearest the mine are Pánuco de Coronado and San José de Avino, where the majority of the employees live while working at the mine. Pánuco de Coronado has a population of approximately 12,000, and San José de Avino is a small center with a population of less than 1,000.

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

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which appear to be linked to the onset of the Avino vein mineralization. Other post-mineralization dykes of intermediate to felsic composition outcrop in various areas and appear to cause minor structural displacements. Several mafic sills are also found in various parts of the region and are related to recent volcanism.

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

Silver- and gold-bearing veins cross-cut the various lithologies, and are generally oriented north-northwest to south-southeast and northwest to southeast. The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters. The oxide tailings material is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings. In Mexico, these types of deposits can have large lateral extents, but can be limited in the vertical continuity of grades.

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

In early 1970, Avino Mines and Resources Ltd. signed a letter of intent with Denison Mines Ltd. for the future development of the Avino Mine. However, a formal agreement was never signed.

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

On July 17, 2006, the Company completed the acquisition of Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation, through the acquisition of an additional 39.25% interest in Avino Mexico, which combined with the Company’s pre-existing 49% share of Avino Mexico, brought the Company’s ownership interest in Avino Mexico to 88.25%. The additional 39.25% interest in Avino Mexico was obtained through the acquisition of 79.09% of the common shares of Promotora Avino S.A. de C.V., referred to as “Promotora”, which in turn owns 49.75% of Avino Mexico’s common shares, and the direct acquisition of 1% of the common shares of Avino Mexico.

The July 17, 2006, acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration, which we refer to as the “Payment Shares”, for the purchase of the additional 39.25% interest in Avino Mexico. The Payment Shares were valued based on the July 17, 2006 closing market price of the Company’s shares on the TSX-V.

The Company acquired a further 1.1% interest in Avino Mexico through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007, approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration.

On February 16, 2009, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico. As a result, the Company’s ownership interest in Avino Mexico increased to 99.28%.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico, resulting in the Company’s ownership increasing by 0.38% to an effective 99.67%. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

Summary of Property Ownership

Company	Relationship to Avino Silver & Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
Avino Mexico	Subsidiary	98.45
Promotora Avino, S.A. de C.V.	Subsidiary	1.22
Total Effective Ownership of Avino Mine Property	-	99.67
Estate of Ysita	Non-controlling interest	0.33
Total	-	100.00

Mineral Concessions and Agreements

The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha. Of these, 22 mineral concessions totalling 1,005.104 ha, are held by Avino Mexico (Avino’s Mexican subsidiary company), Promotora Avino SA de CV, and Susesion de la Sra. Elena del Hoyo Algara de Ysita. Ownership proportions and mineral concessions are summarized in the tables following the next paragraphs regarding Claim Staking and Mineral Tenure in Mexico.

Claim Staking and Mineral Tenure in Mexico

In 1992, a new Mining Law was enacted and has been amended from time to time since then. In general, and for North American companies in particular, Mexican law permits direct or indirect 100% foreign ownership of exploration and mining properties. For practical purposes, most foreign companies establish Mexican subsidiaries. Mining companies are subject to the normal corporate income tax rate of 30%. Further, in 2014 the Mexican Government enacted a new tax reform which includes a 7.5% mining royalty calculated as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (excluding interest, inflationary adjustment, mining concessions and depreciation and depletion), less exploration expenses, and a 0.50% mining royalty on the sale of silver and gold.

In December 2005, amendments to the mining law eliminated the distinction between “exploration” and “exploitation” concessions. Currently, the mining act and regulations provide solely for mining concessions (Concesiones Mineras), which are issued for a term of fifty years, renewable for an additional term of fifty years.

Owners of mining concessions are obliged to:

•	Execute work under the terms and conditions established in the mining law;
•	Pay fees to the Secretaria de Economia on a semi-annual basis;
•	Locate on the ground a starting point (mojonera) for the location of the concession, and maintain the mojonera in good condition;
•	Begin work on the concession within 90 days of receiving the mining title;
•	File annual reports describing the work completed and the amount spent doing the reported work;
•	The Direccion General de Minas (“DGM”) has the right to audit the receipts and verify that reported work was completed in the field; and
•	Failure to comply with the obligations or to assist the DGM with an audit will result in cancellation of the mining concession.

Mineral Concessions – Avino Property

Concession Name	Concession No.	Claim Type	Location	Hectares (ha)	Date Acquired	Expiration Date	Cost (US$/ha)	Payment (US$)
Agrupamiento San Jose (Purisma Chica)	155597	Lode	Pánuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento (San Jose)	164985	Lode	Pánuco	8	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Lode	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Lode	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Lode	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Lode	Pánuco	12	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Lode	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Lode	Pánuco	6.01	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Lode	Pánuco	5.85	19/12/1991	18/12/2041	124.74	729.67
Avino Grande Ix	216005	Lode	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Lode	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Lode	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Lode	Pánuco	9	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Lode	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Lode	Pánuco	14	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Lode	Pánuco	9	28/06/1996	27/06/2046	124.74	1,122.66
Los Angeles	154410	Lode	Pánuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Lode	Pánuco	58	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Lode	Pánuco	12	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Lode	Pánuco	30	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Lode	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Lode	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total hectares				1,005.106

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

In 1880, the Mine were taken over by Avino Mines Ltd., a company controlled by American and English interests. With aid of new industrial technology the Avino ine developed into a more efficient mining operation. By 1908, the Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest lixification smelters (Gallegos 1960; Bannon 1970; VSE 1977; Slim 2005d).

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

In 1968, the current operators of the Avino property acquired an initial 49% interest in the property. Initial mining was by open-cut in the oxide material from 1976 until 1992 when the stripping ratio was becoming excessive and sulphide content increasing, at which date the extraction was transferred to underground. This necessitated a mill change from the prior lead concentrate production to one of copper carrying silver and gold. In the 1990s a larger ball mill was installed to increase throughput to 1,000 t/d.

During the underground mining period starting in 1992, Trackless mining was adopted, with all underground advancement headings sized at 4m x 4m. Mine access from surface was by a spiral ramp from a portal on the south side of the hill and there is a secondary ramp– Rampo El Trompo – on the north side, close to the maintenance shop.

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

The San Gonzalo mining activities began in January 2010. DMG, the mining contractor, was contracted to provide this service. Their original scope of work was to drive the main haulage decline to level 2 and to intersect the vein; drift and sample to the east and the west on the vein, and to determine the extent of the mineralized zones and to extract the 10,000 tonne bulk sample for testing as per the recommendations of the Orequest Mineral Resource Estimate Report. A smaller decline to level 1 was also commissioned and its purpose was for ventilation and an escape route once the two levels were connected by raises from level 2 to level 1. This scope of work was extended with the successful completion of the bulk sample program, and mining continued with the aim of developing San Gonzalo to a state whereby it could provide mill feed at the rate of 250 tonnes per day on a sustained basis.

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

During 2016, San Gonzalo mill feed came from stopes on level 4, 5, 6 and 7 with the bulk of the tonnage coming from stopes 4-050, 5-030, 5-500, 5-600, 6-030, 6-100 and 7-070.

Access to the underground at San Gonzalo is via a 4m by 4m decline developed at -12%. The decline is developed at about 20m to 25m from the mineralized material. San Gonzalo is using shrinkage mining for the narrower mineralized material, ~1.4m in width and cut and fill mining for mineralized material wider than 2m.

The San Gonzalo Mine has been the subject of three mineral resource estimates, the most recent of which was published on October 28,2016; please see the section below on Mineral Resource Estimates for more details.

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

During 2016, underground advancement totaled 3,901 metres with the ramp advancing to level 16. Breakdown of the advance consisted of 1,489 metres of drifts, 415 metres of ramp 1,609 metres of crosscuts and 390 metres of raises. Production mining with the Trac Drill took place on levels 12, 12.5 and 14.5. Mill feed from development mining came from levels 14.5, 15, 15.5 and the crosscuts towards the hanging wall breccia on levels 12.5 and 14.5 where high gold values were encountered.

The Avino Mine has been the subject of two mineral resource estimates, the most recent of which was published on October 28, 2016; please see the section below on Mineral Resource Estimates for more details.

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

The existing tailings storage facility is presently being used in connection with the operation of Mill Circuits 1, 2, and 3. In 2016, the Company finalized plans to build a new tailings storage facility which is necessary to allow the existing TSF to be decommissioned, which will enable Avino to begin assessing the upper sulphide bench as well as the lower oxide bench in areas that are currently being used to store tailings from our active operations. The assessment work is part of the recommendations contained in a 2013 technical report intended to advance the Tailings Resource towards a production decision for an agglomerated heap leach Merrill-Crowe precipitation operation.

The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. For further details regarding the oxide tailings, please see the section below titled: Mineral Resource Estimates or the Company’s Amended Resource Estimate Update for the Avino Property, Durango, Mexico dated October 27, 2016.

Project Infrastructure

The Avino Mine is connected to the local power grid with a line capacity quoted at 4 MW when the mine last operated in 2001. With the shutdown, much of this excess power was diverted to the surrounding towns in the district. Between 2001 and 2016 the powerline provided only 1,000 kW of power with 500 kW servicing the mill, 400 kW for San Gonzalo and the balance for the well at Galeana, the employee accommodation facility and water reclamation from the tailings dam. In 2009 a power line to the San Gonzalo Mine was built to replace the contractor’s diesel generator used during mine advancement.

Discussions with CFE, the federal electricity commission in Mexico, on a new 34.5kV power line were completed in 2014 along with a study covering the proposed locations of towers and power poles. Additionally, in October 2014, CFE informed the Company that it had completed internal upgrades to several transformers that would enable CFE to provide Avino with sufficient grid power to operate all three mill circuits and both underground locations in the interim period prior to the commissioning of the new power line. Construction of the new power line was completed in 2015; and energized in June 2016. The new line is now fully functional at the design capacity of 5 megawatts ("MW"). Current power consumption at the mine is approximately 2MW, leaving sufficient additional power for near-term expansion projects that are currently being organized, such as the Oxide Tailings Heap Leach/Merril-Crowe Precipitation Project (which would require 1 MW) and a possible expansion of the processing plant, which would require a further 1 MW.

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

Both the San Gonzalo and Avino mines are equipped with two mine dewatering pumps. The pumps at San Gonzalo are each capable of pumping 20L/s to surface via 2 six inch lines. One pump operates 24 hours per day and the other 10 hours per day. At Avino one pump operates constantly with the second on standby. Each pump is capable of handling the entire inflow via a 6 inch line. Water from both mines is pumped to the surface and is sent to the process water tanks in the plant. Any water not used in the plant flows by gravity to the La Caricol Dam for agricultural use.

Processing Plant

In September 2006, the Company conducted a review of the plant, including the condition of all equipment, capacity of each circuit, and efficiency of the plant. The review was an order of magnitude cost estimate for putting the plant back into operation at the rate of 1,000 tpd, which was approximately $3 million. In the property valuation, the replacement cost of the mill was estimated at roughly $40 million.

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

During the second quarter of 2013, a second 250 tpd circuit (“Mill Circuit 2”) in the mill was commissioned and put into operation for the processing of remaining Avino Mine surface stockpiles. In September 2014, Mill Circuit 2 began processing new mineralized material from the Avino Mine during the mine’s commissioning phase. On January 1, 2015, Mill Circuit 2 transitioned to processing feed material from the San Gonzalo Mine stockpile which continued throughout the first half of 2015 apart from May, when Mill Circuit 2 was once again used to process Avino Mine surface stockpiles. During the second half of 2015, Mill Circuit 2 was used to process mineralized material from the Avino Mine underground in July, August, November and December; and mineralized material from the San Gonzalo Mine during September and October. In 2016, Mill Circuit 2 is expected to primarily process mineralized material from the Avino Mine.

In November 2014, Avino completed its Mill Circuit 3 expansion in preparation for the re-opening of the main Avino Mine. The refurbished circuit was initially commissioned using historic above ground Avino Mine stockpiles during November and December of 2014. Mill Circuit 3 began processing new mill feed from underground at the Avino Mine beginning on January 1, 2015. During 2015, Mill Circuit 3 was optimized to process approximately 1,150 tonnes per day. In the second quarter of 2016, the Company declared that effective April 1, 2016, extraction and processing had reached levels intended by management at the Avino Mine.

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

*No feasibility study or preliminary economic assessment has been carried out at the Avino Mine. The Company has determined extraction and processing of resources at levels intended by management without undertaking any further formal studies.

In January 2017, Avino announced plans to further expand the mills to an overall throughput capacity of 2,800 tonnes per day. The addition of Mill Circuit 4, which will be an exact duplication of Mill Circuit 3, commenced in January 2017, and will take approximately one year to complete. It is planned that Mill Circuit 4 will be used to process material from the Avino Mine.

Mining Fleet

To operate the Avino and San Gonzalo Mines, Avino’s mining fleet currently consists of 3 front end loaders, a D6R Cat dozer, 11 scoop trams, 5 jumbos, 2 combination backhoe and rock breakers, a surface and an underground diamond drill, 2 mini loaders, a CAT grader suitable for both surface and underground, 20 contractor provided haulage trucks, a shotcrete machine, 27 light service passenger vehicles, a contractor provided water truck, a 15 tonne capacity contractor provided truck to distribute explosives and a contractor provided fuel truck, 3 power generators, 5 air compressors and an ambulance

Costs Incurred to Date

The table below for the years ended December 31, 2010 to December 31, 2016 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements for the periods ending on such dates. The financial data presented for the 2006 to 2009 fiscal years was prepared in accordance with U.S. GAAP and is not comparable to information prepared in accordance with IFRS.

	Exploration and Evaluation Expenditures		Capital Expenditures	Operating and Administrative Expenses*	Total
2006	72,208		18,331	4,014,734	4,105,273
2007	2,292,156		777,586	868,527	3,938,269
2008	1,764,719		93,492	1,575,913	3,434,124
2009	320,100		281,461	669,178	1,270,739
2010	1,839,096		324,360	1,110,643	3,274,099
2011	4,590,331		1,483,453	4,042,647	10,116,431
2012	2,387,771		946,286	1,929,746	5,263,803
2013	2,857,974		4,256,137	4,247,431	11,361,542
2014	3,595,686		8,489,595	3,984,103	16,069,384
2015	1,812,709		5,462,399	4,428,630	11,703,738
2016	5,192,604	(1)	6,177,533	6,633,581	18,003,718
Total	26,725,354		28,310,633	33,505,133	88,541,120

*Operating and administrative expenses do not reflect other income or expenses or other comprehensive income or loss.

(1) Before concentrate sales of $6,158,972 capitalized to exploration and evaluation assets prior to commencement of production effective April 1, 2016.

Below is a table summarizing the estimated planned future costs for 2017. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Operating Expenses	Capital Expenditures	TOTAL

2017	US$24,093,359	US$12,200,000	US$36,293,359

Mineral Reserve Estimates

There are currently no mineral reserves on the Property.

Mineral Resource Estimates

Below is a summary of current mineral resources at the San Gonzalo and Avino Mines as well as the oxide tailings resource (as reported in the October 2016 Amended Resource Estimate Update for the Avino Property) grouped into the measured, indicated and inferred categories. The effective date of the resource estimates is August 31, 2016.

The resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., who is a “Qualified Person” within the meaning of National Instrument 43-101 and who is an employee of QG Australia Pty Ltd (an ARANZ Geo Company) and independent of Avino, as defined by Section 1.5 of NI 43-101.

Measured & Indicated Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu%	Ag Million Tr Oz	Au Thousand Tr Oz	Cu T
Measured	Avino System	55	950,000	143	74	0.33	0.69	2.3	10.0	6,550
Measured	San Gonzalo System	125	170,000	357	272	1.50	0.00	1.5	8.2	0
Total Measured	All Deposits		1,120,000	176	105	0.51	0.58	3.8	18.2	6,550
Indicated	Avino System	55	500,000	129	68	0.36	0.56	1.1	5.7	2,800
Indicated	San Gonzalo System	125	320,000	310	237	1.30	0.00	2.4	13.3	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	4.2	19.8	0
Total Indicated	All Deposits		2,150,000	152	111	0.56	0.13	7.7	38.8	2,800
Total Measured & Indicated	All Deposits		3,270,000	160	109	0.54	0.29	11.5	57.0	9,350

Inferred Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu%	Ag Million Tr Oz	Au Thousand Tr Oz	Cu T
Inferred	Avino System	55	5,790,000	155	81	0.57	0.58	15.1	105.8	33,550
Inferred	San Gonzalo System	125	540,000	403	314	1.58	0.00	5.5	27.5	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	5.1	25.6	0
Total Inferred	All Deposits		8,140,000	162	98	0.61	0.41	25.6	158.9	33,550

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

Figures in the table may not add to the totals shown due to rounding.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 55, 125 and 50 g/t silver equivalent grade for the Avino, San Gonzalo and oxide tailings respectively as indicated in the table.

Method of Calculation

The estimation methods used were substantially the same for all three deposits, providing a consistent baseline for strategic planning.

Mineral resources were estimated by ordinary kriging, optimized using kriging neighborhood analysis and verification by means of nearest neighbor and inverse distance methods, swathplot comparisons of estimates and visual inspections. Block models were created for the San Gonzalo and Avino Vein Systems and the oxide Tailings deposit and estimates were made into blocks of sizes 10m easting x 5m northing x10m elevation (San Gonzalo and Avino) and 40m easting x 40m northing x 2m elevation (oxide Tailings).

Classification of the mineral resource was based on kriging variance as a measure of uncertainty with adjustment to practical geometries using geological knowledge of the deposit.

Silver equivalent cut-off grades were applied to satisfy the condition of reasonable prospects for eventual economic extraction and were calculated using conversion formulas AgEQ = Ag + 55.9 * Au + 72.99 * Cu for Avino Vein, AgEQ = Ag + 69.37 * Au for oxide tailings and AgEQ = Ag + 56.38 * Au for San Gonzalo vein System.

Cut-off grades were calculated using current costs, silver price of US$19.50/oz, gold price of US$1,250/oz and copper price of US$2.10/lb.

Since 2013, Avino has drilled 57 new holes on the oxide tailings deposit, nearly three thousand channel samples representing 14,470 metres of vein material have been obtained on the Avino and San Gonzalo Veins, and 46 surface drill holes, (totaling 7,960 m) have been drilled on the San Gonzalo and Avino vein systems. This investment has significantly increased the amount of information available for resource estimation.

Fundamental changes since the previous mineral resource estimates are (1) depletion due to mining (over 1 million tonnes milled since the beginning of 2013), significant new sampling information (almost double in the case of the Oxide Tailings) (3) changes to silver equivalent calculation and cut-offs and (4) reclassification of mineral resources in the light of improved understanding of confidence in the deposits at distances from the underground channel samples and drill hole samples. More sampling information does not always lead to direct increases in resource tonnages and metal. In some cases, the new information provides improved understanding (developed by variogram modelling and kriging neighborhood analysis) that may demote some portions of mineral resource from high confidence categories such as measured and indicated to a lower confidence category such as inferred. Currently, for the San Gonzalo and Avino Vein Systems, estimated blocks more than thirty metres from sampling are not considered to be of sufficient confidence to be indicated category resources and have been classified as inferred resources. Consequently, the total indicated resources for the Avino Property are significantly less than those were reported previously. For the Oxide Tailings, estimated blocks more than fifty metres from sampling are not considered to be of sufficient confidence to be indicated category resources.

San Gonzalo Mine – Resource Depletion

The mineral resource estimate at San Gonzalo factors in depletion from ongoing mining activities up to the effective date of August 31, 2016. Between the effective date and December 31, 2016 a total of 46,539 tonnes were extracted.

Avino Mine – Resource Depletion

The mineral resource estimate at San Gonzalo factors in depletion from ongoing mining activities up to the effective date of August 31, 2016. Between the effective date and December 31, 2016, a total of 133,965 tonnes were extracted.

Exploration

Early Drilling (Prior to Mine Closure), 1968 to 2001

Avino Vein

Between 1968 and 2001, at least 25 diamond drill holes, ranging in length from 132 to 575 m, are reported to have been drilled from surface into the Avino vein. Included in this total are 10 holes that were drilled by Selco in 1970 when they were re-habilitating some of the old underground workings to provide access for sampling (Slim 2005d). No further information on these drill holes was available to Tetra Tech and they are not included in the resource estimate for the Avino vein.

Oxide Tailings, 1990 to 1991

Between November 10 and December 5, 1990, and March 8 and May 30, 1991, Avino completed six trenches and 28 vertical drill holes in the tailings along 7 fences at a spacing of roughly 50 m by 50 m (Benitez Sanchez 1991). Drilling was completed transversely to the drainage pattern of the tailings. Cut at 1 m vertical increments, 461 samples were assayed for silver and gold at the mine assay lab and occasional moisture contents were reported. Assay results from these drill holes have been previously reported (Tetra Tech 2013).

Recent Drilling (Post Mine Closure), 2001 to Present

A total of 156 surface and underground drill holes have been completed on the Avino and San Gonzalo veins, totalling 35,846.5 m. Additional exploration holes have been drilled elsewhere on the Property, but those drilling results are not considered material. Most holes were surveyed down hole using a Tropari single-shot magnetic instrument. Of those holes for which down hole surveys were completed, the majority contain three or fewer measurements, typically at the collar and near the end of hole, and sometimes part-way down the hole. Many holes were not surveyed to within 10 m of the end of the hole.

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

In late September 2016, Avino began an exploration diamond drilling program between the San Luis Mine, which was last mined in the 1990’s, and the ET Mine, which is the area of current production; both areas are part of the Avino Mine.

The area between the two mines is approximately 300 metres long and 220 metres deep and was recently the subject of a geological review where it was determined that the main Avino vein showed economically viable values, was open at depth and was largely underexplored. The program has thus far been comprised of 18 holes totaling 2,955 metres, with positive results from the first 8 holes which were released in December, with the results from the remaining ten holes still pending. The drill results support the continuation of the extensive Avino vein system. This new area is close to surface and accessible from the existing Avino Mine underground workings. Assay results from all drill holes up to and including ET-12-06 have been previously reported (Tetra Tech 2012).

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

In 2014, Avino undertook a 15 hole (3,631.93 m) surface and underground definition drill program to test the San Gonzalo vein at depth. In April 2014, a 70 meter cross cut was completed on level 6, and the underground drill program started on May 2. Three holes were drilled from the cross cut (SG-14-01 through SG-14-03).

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

In 2015, the Company continued its definition drill program intended to define the boundaries of the San Gonzalo structure. In total, 25 holes were completed totaling 3,197.60m metres. From January 2015, through the end of April, 19 holes were drilled of which 5 were from surface and 14 were underground holes (SG-15-1 through SG-15-16). Drilling resumed in September 2015 with Hole CH-07-01 which was the deepening of a hole drilled in 2007 on the Chihuahua vein, which is an extension of the San Gonzalo structure. Drilling then resumed at San Gonzalo to test the southeast extension of the structure; drilling for the year concluded in November with the completion of hole SG-15-24. No holes were drilled at San Gonzalo in 2016.

Reclamation

The Company has mine closure and reclamation plans for the Avino and San Gonzalo Mines and has estimated the undiscounted value of reclamation at approximately $1.7 million for the Avino Mine and approximately $0.3 million for the San Gonzalo Mine as at December 31, 2016.

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

	2016		2015			2014
	San Gonzalo	Avino Mine (1)	San Gonzalo	Avino Mine (1)	Avino Mine Stockpiles (1)	San Gonzalo	Avino Mine (1)	Avino Mine Stockpiles (1)

Processed
tonnes	115,047	429,289	121,774	389,191	6,922	79,729	25,990	96,032
Grade
Gold (g/t)	1.25	0.42	1.48	0.28	0.71	1.88	0.38	0.59
Silver (g/t)	267	67	279	65	87	337	77	92
Copper (%)	N/A	0.5	N/A	0.63	0.19	N/A	0.6	N/A

Concentrate Produced
tonnes	4,115.00	9,390	4,517.00	8,958	99.98	2,546.00	607	1,112.00
Grade
Gold (g/t)	25.9	12.23	28.34	9.24	29.78	45.7	13.17	33.1
Silver (g/t)	6,220	2,620	6,237	2,449	3,926	8,857	2,806	5,308
Copper (%)	N/A	20.32	N/A	23.93	N/A	N/A	22.8	N/A

Concentrate Sold
tonnes	3,229.97	10,761.81	4,481.94	7,695.15	236.681	2,382.80	558.29	946.76
Grade
Gold (g/t)	20.56	11.48	27.409	10.113	28.129	43.215	12.334	33.85
Silver (g/t)	5,175.13	2,448.42	5,776.91	1,947.82	3,320.44	8,077.96	2,375.09	5,161.23
Copper (%)	n/a	19.01	N/A	23.3	7.68	N/A	19.79	N/A

Average Realized Pricing (US$/oz)
Gold (US$/oz)	1,249.70	1,257.91	1,144.62	1,130.49	1,205.76	1,263.46	1,181.98	1,275.17
Silver (US$/oz)	17.09	17.74	15.43	15.03	16.12	18.94	16.15	19.14
Copper (US$/lb)	n/a	2.19	N/A	2.31	2.49	N/A	2.73	N/A

(1) In accordance with the Company’s accounting policies, prior to the date that management’s intended levels of extracting and processing resources have been achieved, concentrate sales incidental to the exploration of mineral properties are recorded as a reduction of capitalized exploration and evaluation costs. For the three months ended March 31, 2016 and the years ended December 31, 2015 and 2014, concentrate sales from the Avino Mine and from Avino Mine stockpiles used for circuit testing were recorded as a reduction of capitalized costs rather than as revenue.

Bralorne Property—British Columbia, Canada

Introduction

The Bralorne property consists of approximately 11,189 acres (4,528 hectares) of mineral claims located in southwestern British Columbia, Canada, which cover three former gold mines with historic production of 4 million ounces of gold between 1928 and 1971. Since these mines closed, exploration has been carried out by various companies. A new vein was discovered in 2006 that spurred renewed exploration drilling followed by test mining and processing between 2011 and 2014 for a total of 18,436 ounces of gold recovered.

Assets include underground mining equipment, a processing plant rated at 100 tons per day, tailings storage facility, water treatment plant, and associated surface shops, accommodation and office buildings. The property was previously permitted for extracting and processing resources at a rate of up to 450 tonnes (approximately 500 tons) per day. Continued exploration and trial mining is planned with the aim of lowering costs and outlining sufficient additional resources for an expansion of activities. On October 21, 2016, Avino announced the results of an updated NI 43-101 resource estimate for the Bralorne property. The resource estimate has been included in an updated NI 43-101 technical report, prepared by Kirkham Geosystems Ltd., which was filed on SEDAR and EDGAR on October 27, 2016 and is discussed in more detail in the Resource Estimate section below.

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

The property is situated as illustrated in the figure below:

CANADA
Bralorne/
Pioneer
Fort Nelson
Fort St. John
Dawson Creek
Mackenzie
Stewart
Terrace
Smithers
Prince Rupert
Prince George
British
Columbia
Quesnel
Fraser
Bella Coola
Williams Lake
100 Mile House
Bralorne/
Pioneer
Golden
Revelstoke
Invermere
Salmon Arm
Lillooet
Kamloops
Port Hardy
Pemberton
Whistler
Lytton
Merritt
Vernon
Kelowna
Kaslo
Nelson
Sparwood
Cranbrook
Vancouver
Island
Pacific
Ocean
Courtenay
Port Alberni
Tofino
Nanaimo
Vancouver
Hope
Princeton
Penticton
Castlegar
Osoyoos
VICTORIA
Columbia
River
0 100 200
kilometres

Bralorne Gold Mines Ltd.			
Bralorne/Pioneer Property Lillooet Mining District, B.C., Canada			
Location Map			
Scale: as shown	N.T.S: 92J/15	Figure	1
Date: April 2005	U.T.M. Zone: 10		
By: A.G.B.	David Dunn, P.Geo

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

The main gold-forming event in the Bridge River district is interpreted to have taken place at around 68 to 64 Ma at the Bralorne-Pioneer deposit. Mineralization pre-dated or was synchronous with the emplacement of the Bendor batholith, and the gold event overlaps initiation of dextral strike-slip on the regional fault systems in this region.

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

Igneous rocks within the Bralorne area include Upper Paleozoic ultramafic rocks and associated Bralorne intrusive suite, Mesozoic Coast Plutonic rocks, Tertiary Bendor intrusive rocks, and dykes of Cretaceous-Tertiary age. Ultramafic rocks, called the President ultramafics, form narrow serpentinized bodies and with the pillow basalts and radiolarian ribboned cherts of the Bridge River Complex, they complete the trinity of a typical ophiolite package. The ultramafic rocks in the Bralorne area range from dunite to pyroxenite, but peridotites are most common. Usually they are partly to completely serpentinized, or altered to talc-antigorite-tremolite-carbonate, and are intruded by diorite. The Bralorne intrusive suite includes augite diorite and “Soda Granite” (trondhjemite or albite tonalite), which commonly occur together. The main mass is called Bralorne Diorite (hornblende quartz diorite) and occurs between the bounding Fergusson and Cadwallader faults. The Bralorne Diorite complex is cross cut by intrusions of soda granite with complex dyke relations. The main body of Soda Granite is found along the northeast side of the Bralorne Diorite, but also forms many dykes cutting the diorite. Typically, the Soda Granite is a leucocratic, coarse-grained granitic rock. Cretaceous-Tertiary dykes, including grey plagioclase porphyry, albitite, green hornblende porphyry, Bendor porphyry and lamprophyre, intrude all the units.

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

Property Ownership

The Bralorne property is comprised of different types of legal mineral properties registered under and subject to the Mineral Tenure Act and Mineral Land Tax Act of the Province of British Columbia. The Property consists of 154 Crown granted mineral claims, two reverted Crown granted claims and eighteen metric unit mineral claims, all of which are contiguous. Bralorne Gold Mines Ltd. (in this section, “BGM”) owns 100% of the property. During 2016, the Company also acquired a 100% interest in nine mineral claims from Great Thunder Gold Corp. (“GTG”) located in the Lillooet Mining Division of British Columbia, known as the BRX Property.

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

DL 5742 Sunbeam

DL 5743 Comstock No. 5

DL 5744 Comstock No. 2

DL 5745 Homestake

DL 5746 Sunshine

DL 5747 Comstock No. 3

DL 5748 Lorenzo

DL 5750 Orion No. 4

DL 5751 Orion

DL 5752 Comstock No. 8

DL 5754 Comstock No. 7

DL 5755 Comstock No. 6

Crown granted mineral claims may also include surface rights, water rights and timber rights. At the Bralorne property, surface rights are currently held by BGM on 9 of its 154 Crown Grants as listed below:

DL 456 Pioneer

DL 457 Ida May

DL 539 Little Joe

DL 579 Wood Chuck

DL 670 Telephone

DL 671 Wood Duck (Lot 1)

DL 5489 Telephone Fr.

DL 5484 Polnud (Lot 20)

DL 5582 Millbank

DL 7883 Cora Fr (Lots 3, 4, 6, and 7 – no Crown granted mineral claim, surveyed lot only)

Claim Staking and Mineral Tenure in British Columbia

Crown granted mineral claims are legacy claims in British Columbia that confer rights to subsurface minerals. The Crown granted claims are subject to the Mineral Land Tax Act, which requires the owner to pay to the BC Ministry of Finance a tax at $1.25 per hectare up to a holding of 20,235 ha if no commercial production has been declared to maintain the claims in good standing for one year. The total annual tax payable for all of the Crown granted mineral claims in the Bralorne property was $2,248.37 in 2016. All of BGM’s Crown granted mineral claims are in good standing until July 2017 and it is expected that the annual taxes will be paid again prior to that date.

Reverted Crown grants are treated the same as mineral cell claims in terms of holding costs. Below is the required work value for mineral cell claims.

First and second anniversary years	$5.00 per hectare per year
Third and fourth anniversary years	$10.00 per hectare per year
Fifth and sixth anniversary year	$15.00 per hectare per year
Subsequent anniversary years	$20.00 per hectare per year

Instead of applying a work value to claims the claim owner can pay cash in lieu of expenditure to the British Columbia government (“cash-in-lieu”). To maintain the claim by paying cash-in-lieu, double the minimum value of exploration and development for the respective anniversary year as noted above would need to be paid.

Any mineral cells which have a border with each other are considered to be contiguous and the work value performed on one claim can be applied proportionally to all connected cells.

All of Bralorne’s reverted Crown granted mineral claims and mineral cell claims are contiguous.

All of the Crown granted mineral claims and reverted Crown granted mineral claims have been legally surveyed. The mineral claims have not been surveyed.

All of BGM’s reverted Crown granted mineral claims and mineral cell claims are in good standing with the first expiry date being September 26, 2026, with the exception of the “TSFX” mineral cell claim (tenure number 1035602) which has a good to date of April 22, 2017. It is expected that new exploration work prior to that date will be completed and work credit been applied to all claims to bring them to the same good to date as they are all contiguous. Alternatively, cash-in-lieu can be paid for this claim to extend the expiry date.

Mineral and Placer Claims are acquired using the British Columbia Mineral Titles Online (MTO) system. The online MTO system allows clients to acquire and maintain mineral and placer claims. Cell claims are registered by selecting one or more adjoining cells on the electronic MTO map. Mineral Titles can be acquired anywhere in the province where there are no other impeding interests (other mineral titles, reserves, parks, etc.). No two MTO users can select the same cells simultaneously, since the database is live and updated instantly; once a selection is made, the cells selected will no longer be available to another user, unless payment is not successfully completed within 30 minutes.

Bralorne Area Crown Grants owned by BGM:

41

Bralorne Area Mineral Cell Claims and Reverted Crown Grants Owned by BGM:

Tenure	Claim Name	Type	Sub Type	Map	Issue Date	Good To Date	Status	Area (ha)	Remarks
BRX	228251	REFER TO LOT TABLE	Mineral	Claim	092J	23-Jan-1979	23-Sep-2026	GOOD	25.0	
	228252	REFER TO LOT TABLE	Mineral	Claim	092J	23-Jan-1979	23-Sep-2026	GOOD	25.0	
	228461	REFER TO LOT TABLE	Mineral	Claim	092J	10-Nov-1982	23-Sep-2026	GOOD	25.0	
	228462	REFER TO LOT TABLE	Mineral	Claim	092J	10-Nov-1982	23-Sep-2026	GOOD	25.0	
	228501	FISHLAKE#2	Mineral	Claim	092J	11-Apr-1983	23-Sep-2026	GOOD	100.0	Reverted Crown grant restaked as four-post mineral cells.
	228544	PINE	Mineral	Claim	092J	19-Oct-1983	23-Sep-2026	GOOD	150.0	Reverted Crown grant restaked as four-post mineral cells.
	228736	REFER TO LOT TABLE	Mineral	Claim	092J	14-Nov-1985	23-Sep-2026	GOOD	25.0	
	228738	REFER TO LOT TABLE	Mineral	Claim	092J	14-Nov-1985	23-Sep-2026	GOOD	25.0	
	510227		Mineral	Claim	092J	05-Apr-2005	23-Sep-2026	GOOD	1714.8	
Bralome	316338	MEAD	Mineral	Claim	092J	28-Feb-1993	23-Sep-2026	GOOD	100.0	Reverted Crown grant restaked as four-post mineral cells.
	316573	KING	Mineral	Claim	092J	05-Mar-1993	23-Sep-2026	GOOD	100.0	Reverted Crown grant restaked as four-post mineral cells.
	510593		Mineral	Claim	092J	12-Apr-2005	23-Sep-2026	GOOD	122.6	
	510594		Mineral	Claim	092J	12-Apr-2005	23-Sep-2026	GOOD	81.7	
	510595		Mineral	Claim	092J	12-Apr-2005	23-Sep-2026	GOOD	40.9	
	510596		Mineral	Claim	092J	12-Apr-2005	23-Sep-2026	GOOD	40.9	
	510597		Mineral	Claim	092J	12-Apr-2005	23-Sep-2026	GOOD	490.6	
	511088		Mineral	Claim	092J	19-Apr-2005	23-Sep-2026	GOOD	20.4	
	511645	BP 1	Mineral	Claim	092J	25-Apr-2005	23-Sep-2026	GOOD	143.1	
	517280		Mineral	Claim	092J	12-Jul-2005	23-Sep-2026	GOOD	61.3	
	552953	BP3	Mineral	Claim	092J	28-Feb-2007	23-Sep-2026	GOOD	265.8	
	552955	BP4	Mineral	Claim	092J	28-Feb-2007	23-Sep-2026	GOOD	326.9	
	552959	BP5	Mineral	Claim	092J	28-Feb-2007	23-Sep-2026	GOOD	286.1	
	552966	BP6	Mineral	Claim	092J	28-Feb-2007	23-Sep-2026	GOOD	81.8	
	552971	BR7	Mineral	Claim	092J	28-Feb-2007	23-Sep-2026	GOOD	61.3	
	552973	BP8	Mineral	Claim	092J	28-Feb-2007	23-Sep-2026	GOOD	20.4	
	608095	DEVELOPMENT FRACTION	Mineral	Claim	092J	16-Jul-2009	23-Sep-2026	GOOD	20.4	
	719549	NUGGET KING	Mineral	Claim	092J	10-Mar-2010	23-Sep-2026	GOOD	20.4	
	818062	DEV. FR. 2	Mineral	Claim	092J	14-Jul-2010	23-Sep-2026	GOOD	20.4	
	882129	PIONEER EXTENSION	Mineral	Claim	092J	05-Aug-2011	23-Sep-2026	GOOD	20.4	
	1035602	TSFX	Mineral	Claim	092J	22-Apr-2015	22-Apr-2017	GOOD	61.3	

Total Area [ha]	4,501.73
Total Area [ac]	11,124.0
Total Area [km^2]	45.0

This list is considered to be accurate as of January 19, 2017, according to the MTO database. Note that the Mineral Titles Online database lists only the reverted Crown Grants and the metric cell unit claims.

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

The current Bralorne mineral property encompasses several historic mine workings, of which the major ones are the King, Bralorne, and Pioneer mines. A total of 30 veins on the property were mined in the various workings by 80 kilometres of tunneling on 44 levels, the deepest of which traced the 77 vein to a depth of 1,800 meters below surface at the deepest part (~ 670 meters below sea level).

With the acquisition of the “BRX” claims to the North of the Bralorne claims in August 2016, it expanded to include the former California and Arizona mine workings among others.

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

In 2005, a Preliminary Economic Assessment (Beacon Hill 2005) showed that an average grade of at least 15.5 g/T gold would be required to sustain a viable operation, based upon the operating costs at a production rate of 100 tons/day. The study recommended programs to delineate sufficient resources to support a production rate of 280 tons/day at 12 g/T gold (0.35 oz/ton). This analysis was based on a gold price of US$400 per ounce.

In 2006, BGM conducted surface and underground exploration, including a MMI geochemical survey, surface diamond drilling (26 holes; 5,667.8m), underground drilling (4 holes; 980.9m), and digitization and compilation of current and historic data. Significant drill intercepts were identified including two high-grade intercepts in the Bralorne-King area. SB06-109B intersected 0.61 m of 15.87 g/T gold and then intersected two smaller zones of high grade gold; a 0.34 m vein assaying 402.58 g/T gold and a 0.37 m vein assaying 246.99 g/T gold.

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

2009-2015 Exploration and Development Activity

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

The infrastructure at the Bralorne Mine is well developed. A 100 ton per day plant is in place and was operated from 2011 through 2014 on a trial basis, processing 100-120 t/d of material. The access roads to the minesite are provincially maintained and open year-round. The minesite has high speed internet communications.

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

Mining Fleet

The Bralorne mining fleet currently consists of an excavator, 2 loaders, 5 scoop trams, 3 electric locomotives with 5 mine cars, a rock breaker, a jumbo and an emergency transport vehicle.

Tailings Storage Facility

The tailings storage facility (“TSF”) is permitted under the existing mine permit, M-207 with the Province of British Columbia, Canada.

Construction of the TSF commenced in 2003 and initial construction was completed in 2004. Tailings were deposited in the TSF up until December 2014. Approximately 32,000 tons of tailings were deposited in the TSF between April 2004 and November 2005, and a further 108,180 tons deposited between 2011 and 2014, for a combined total of approximately 140,000 tons deposited. The Concentrator Mill was temporarily shutdown in December 2014. No tailings were produced or deposited in 2015-2016.

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

TetraTech EBA was contracted to design and oversee construction of a TSF raise. A Raise was constructed on the existing approximately 17m wide embankment crest in 2015. The Raise included a compacted key trench and a spillway in the design. Approximately 8600 cubic metres of material was used in the construction. The raised dam elevations vary between 991.422 masl and 991.500 masl. The spillway invert is at 990.9 masl and the required freeboard is 1 metre. Approval from British Columbia Ministry of Energy & Mines to operate the TSF with the raise was received on 11 December 2015. However, holes drilled through the dam to install piezometers and check the quality of the material below the bottom of the dam in November of 2015 plus additional holes drilled in January of 2016 and subsequent geo-technical evaluation in early 2016 indicated that construction of a Buttress would be required along part of the dam to stabilize this area. Thus, the TSF could not be used to store water or tailings until the Buttress work was completed. This work was completed in August of 2016 and approval received for use in September of 2016.

With the raise in place, it was estimated by TetraTech EBA that there is capacity for 126,000 cubic metres of tailings storage when the design storm volume of 62,500 cubic metres is taken into account.

The third party Dam Safety Review by SRK Consulting was completed in December 2016.

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

Tailings are delivered to the TSF from the mill by a tailings pipeline constructed of 3” diameter butt fused HDPE DR17 pipe. Tailings disposal requires pumping from the mill to the TSF by a multi-stage pump in the mill. The tailings pipeline crosses Cadwallader creek on a suspended wire crossing. New anchors for the crossing were engineered and installed in a project overseen by TetraTech EBA in 2015. New cables were also installed at this time.

Offices, Dry, Warehouse and Camp

The facilities at the Bralorne Mine are in good condition and are adequate for the present extracting and processing activities. The camp can house up to 45 persons.

Water Treatment

A water treatment system was commissioned and operational in May 2013. The Water Treatment System was expanded in 2015 to double the treatment capacity up to 8 L/s. The Water Treatment System has either Mine drainage (MD800) water or TSF supernatant water for inlet. The Water Treatment System is in place to remove naturally occurring arsenic prior to discharge. Arsenic is the only parameter of concern in the mine drainage water.

TetraTech was engaged in January of 2016 to review the Water Tiger treatment system for its adequacy and what would be best for the long term. SNC Lavalin had carried out a number of studies in 2015 to determine what could be expected for high flows at freshet, what treatment processes should be considered and also what was the reason for the high flows from the mine in 2015. Tetra Tech reviewed the SNC Lavalin work and recommended the rental of the Pall System to treat the water. The Pall system removes arsenic through precipitation with Ferric chloride followed by Microfiltration. Tetra Tech also designed the system to manage the sludge generated by the Pall System, which included the use of Geo-Tubes. A portable Pall System was available immediately which could treat 35l/s using two trains. This system was rented and on site for use by April 1st the usual start of freshet. The plant worked well, however a pump had to be replaced as it only allowed treatment at the rate of 13.5l/s. The Company purchased the plant and has enclosed the total water treatment system in a new building to protect it from the elements.

SNC Lavalin indicated that the high flows in 2015 could be from new openings from surface, new flows from underground, caving from old stopes underground. The Company inspected the surface for water flowing to the underground and stopped or diverted water in these areas. Lorax carried out some hydro-geological work on surface and a review of the underground to determine whether there are any areas of inflow that could be mitigated, and this work is in progress.

In 2015 and 2016 maximum flows from underground reached 35l/s. The Pall System can treat this level of flow. The Water Tiger treatment system will be maintained as standby, which can treat another 8l/s. The water treatment system is used to minimize mine drainage water pumped to the TSF and can be used to treat TSF supernatant to further reduce TSF water levels.

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

Resource Estimates – Bralorne Property

The following is a summary of current resources at the Bralorne Property, grouped into the measured, indicated, and inferred categories. The effective date of the resource estimates is October 20, 2016. The resource estimates were prepared by Garth Kirkham, P. Geo., who is a “qualified person” within the meaning of National Instrument 43-101, and who is an employee of Kirkham Geosystems Ltd. and independent of Avino, as defined by Section 1.5 of NI 43-101.

Class	Measured			Indicated			Measured and Indicated			Inferred
	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces
51b FW	8,294	0.26	2,176	33,466	0.2	6,596	41,760	0.21	8,772	147,691	0.19	28,785
51bFW/HW	15,713	0.27	4,313	26,717	0.62	16,639	42,430	0.49	20,953	39,072	0.38	14,828
Alhambra	21,915	0.46	10,153	16,462	0.26	4,259	38,377	0.38	14,412	10,454	0.19	2,001
BK				50,501	0.33	16,822	50,501	0.33	16,822	50,430	0.16	8,064
BK-9870				5,754	0.53	3,058	5,754	0.53	3,058	7,327	0.27	1,986
BKN				37,546	0.36	13,569	37,546	0.36	13,569	46,972	0.30	14,007
Prince										12,790	0.17	2,138
Shaft				41,300	0.28	11,432	41,300	0.28	11,432	25,781	0.27	6,994
Taylor				15,455	0.16	2,510	15,455	0.16	2,510	23,010	0.22	5,097
Total	45,922	0.36	16,643	227,201	0.32	74,855	273,123	0.33	91,528	363,527	0.22	83,900

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

Figures in the table may not add to the totals shown due to rounding.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 0.1 ounces per ton gold.

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

Bralorne Mine – Resource Depletion

Since the resource estimate was published on October 27, 2016, there has been no mining activity on the property.

Exploration

Diamond Drilling

Annual drilling is summarized in the table below. From 2009 to 2013, a total of 100 holes totaling 16,114.6 metres were drilled on the Bralorne property from underground and surface.

After the acquisition of BGM by Avino in 2014, surface drilling was carried out totaling 7,628.5 meters on 10 holes on the Prince and Shaft veins in 2014, and 25 holes on the Alhambra and 77 / 52 Veins in 2015.

Summary of drilling performed between 2009 and 2015:

Year	Type	Number of Holes	Total Meters	Core Size
2009	Surface	16	3,658.9	NQ
2010	Surface	11	2,655.4	NQ
2011	Surface	30	5,202.9	NQ
	Underground	5	902.2	NQ
2012	Surface	2	569.1	NQ
	Underground	17	2,274.3	NQ
		9	137.8	AW
2013	Underground	4	600.0	NQ
		6	114.0	AW
2014	Surface	10	1,054.3	NQ2
2015	Surface	25	6,574.2	NQ2

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

A total of 1,283.2 meters of drifting, 618.6 meters of raising and 6,884.5 tonnes of material were mined from stopes in 2012 and 2013. In 2014, underground advancement continued in the BK zone, with 546 meters (1,791 feet) of exploration drifting along veins on the 3700, 3800, 3840 and 3900 elevation sublevels, and 155 meters (510 feet) of waste drifts in extraction drifts and draw points for mining. Exploration advancement on veins was carried out on the 3700 and 3900 levels, including 310 meters (1,016 feet) of raises. The table below summarizes the underground advancement carried out in the BK zone from 2009 to 2015, no underground advancement occurred in 2016.

Summary of underground exploration advancement – BK zone:

Year	Location	Type	Amount	Units
2009	BK Portal	Trackless Decline (11'x9')	391.8	ft.
	Taylor Access	Trackless Drifting (track installed) (11'x9')	431.0	ft.
	BK Exploration Raises	Raising (5'x5')	216.2	ft.
2010	Taylor Access	Trackless Drifting (track installed) (11'x9')	459.1	ft.
	8L BK (ext./DP)	Track Drift (6'x7')	699.1	ft.
	BK Exploration Raises	Raising (5'x5')	20.0	ft.
	BK Stope (lifts)	Stoping	4,434.6	tons
	8L North Drifting	Track Drift	245.0	ft.
	North Subdrifting	Subdrift	567.6	ft.
	North Slot Raises	Slot Raising in Stope	477.2	ft.
	North Vein Stoping	Stoping	650.6	tons
	Taylor Access	Underground Rehab	368.0	ft.
2011	BK Stope (lifts)	Stoping	7,966.7	tons
	North Slot Raises	Slot Raising in Stope	118.5	ft.
	North Stoping tons/slashes	Stoping/slashes	153.0	tons
	Alhambra DD Cutout	Cut out from track drift	11.7	ft.
	Pass Raise and Chute	Raising (6'x5')	382.6	ft.
	Manway Raise	Raising (6'x5')	90.4	ft.
	BK Portal Ramps	Trackless Decline / Incline (11'x9')	1,560.1	ft.
	Alhambra Drift	Underground Rehab	222.7	ft.
	Sumps and Remucks	Trackless Drifting (11'x9')	168.6	ft.
	BK Access	Trackless Drifting (11'x9')	71.5	ft.
	BK Refuge	Trackless Drifting (11'x9')	32.6	ft.
	BK Safety Bays	Jackleg Drifting (5'x6')	66.0	ft.
2012	BK Portals	Trackless Decline / Incline (11'x9')	472.0	ft.
	Sumps and Remucks	Trackless Drifting (11'x9')	40.0	ft.
	BK Access	Trackless Drifting (11'x9')	206.4	ft.
	BK Safety Bays	Jackleg Drifting (5'x6')	20.0	ft.
	Extraction Drifts	Trackless Drifting (11'x9')	370.0	ft.
	Drawpoints	Trackless Drifting (9'x9')	199.0	ft.
	Drifts	Trackless Drifting (8'x9')	1,652.1	ft.
	Stope Manway Raises	Raising (6'x5')	693.1	ft.
	Manway Raises	Raising (6'x5')	394.7	ft.
2013	BK Access	Trackless Drifting (11'x9')	31.7	ft.
	Sumps and Remucks	Trackless Drifting (11'x9')	6.0	ft.
	Exploration Raises	Raising (6'x5')	876.4	ft.
	Stope Manway Raises	Raising (6'x5')	65.2	ft.
	Drifts	Trackless Drifting (8'x9')	443.8	ft.
	Subdrift	Trackless Drifting (6'x6')	171.7	ft.
	Extraction Drifts / Drawpoints	Trackless Drifting (11'x9')	462.5	ft.
	BK Portal	Trackless Decline / Incline (11'x9')	134.9	ft.
	BK Stopes	Stoping	7,588.9	tons
2014	Drifts	Trackless Drifting (8'x9')	1,791.0	ft.
	Extraction Drifts / Drawpoints	Trackless Drifting (11'x9')	510.0	ft.
	Exploration Raises	Raising (6'x5')	1,016.0	ft.
	BK Stopes	Stoping	20,953.9	tons
2015	BK Access	Trackless Drifting (11'x9')	685.2	ft

Exploration and Advancement Plan

The general plan for advancement of this property is to continue to explore for additional resources and to increase the processing rate from the current trial scale of approximately 100 tons per day towards the 500 tons per day projected in the original plan on which mine permit M-207 was based.

The 2012 technical report recognized that the Bralorne mine extracts and processes resources and has the potential for delineating additional resources below the area presently being mined. Thus, there is opportunity for continued extracting and processing and the potential for expanded extracting and processing should these resources be delineated. The process of resource expansion combined with operational expansion, if applicable, should be completed in a controlled manner. The recommended expansion program at the time of the 2012 technical report had a cost estimate of CAD $17,963,000 (Beacon Hill, 2012).

Subsequent to acquiring BGM, Avino engaged consulting professional engineers to prepare and evaluate a new strategic mine plan, including an assessment of more cost-effective mining methods and capital expenditures needed to bring the project to a profitable position; the Company has been reviewing the requirements to increase processing capacity should the resources and mine plan prove feasible and viable. Specifically, a mechanized approach to mining is being evaluated to potentially increase extraction and processing levels.

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

During the second quarter of 2015, the necessary approvals to increase the height of the embankment dam for the tailings storage facility were received from British Columbia’s Ministry of Energy & Mines based on the design provided by Tetra Tech. Construction to heighten the embankment dam began in August 2015 and was successfully completed in October 2015. This major project was necessary due to lack of freeboard from the unseasonably high temperatures and rainfall in December 2014. These events led management to suspend processing at the Bralorne mill facility due to concerns about the water level within the tailings storage facility. The Company plans to resume underground activities and mill processing in 2017 once permission to use the tailings storage facility has been granted by the Ministry of Energy and Mines and the M-207 Permit amendments have been approved.

During 2015, ongoing maintenance and improvements continued at the mill. Two new scoop trams and a rock breaker were acquired from Sandvik as well as a new 966 loader from Caterpillar; an order has also been placed for a new Sandvik jumbo, and the search continues for additional equipment. Strategic planning alternatives, including new mining methods tailored to the attributes of the Bralorne resource, are being evaluated. The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful progressive relationships with its stakeholders.

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

Advancing the Project

During the fourth quarter of 2016, the Company continued to develop a strategic operating plan to achieve a profitable operation at Bralorne. The mine plan includes changing the mining method to long hole mining, which is considered safer and less labour intensive than previous methods employed, and is expected to support a higher production rate of 300 tpd. New mining equipment is being acquired to replace older equipment and to further mechanize for long hole mining. The first work to be carried out underground will be to test the long hole mining method. Engineering is in progress to expand the mill from 100 tpd to 300 tpd. Engineering is also being carried out to upgrade the surface infrastructure for a 300 tpd operation.

The dam for the Tailings Storage Facility (“TSF”) was raised in October 2015, and additional buttress work was completed on the tailing’s impoundment during the third quarter of 2016. The Interim Closure & Reclamation Plan (“ICRP”) and review process is underway and is expected to be completed in the first quarter of 2017. The new Water Treatment Plant (“WTP”) was enclosed in a new building in November to protect it from the elements and ready for Freshet in early 2017. The work on the TSF, the ICRP, WTP and the strategic operating plan are all contributing to the Company’s goal of obtaining the permit amendments from British Columbia's Ministry of Energy & Mines and Ministry of Environment to resume processing and mining activities in 2017.

Bralorne Three Phase Strategic Operating Plan

In January, 2017 Avino released a strategic operating plan involving a three-phased, multi-year operating plan which provides a favourable route to Bralorne’s growth with manageable sequenced capital expenditures.

Independent mining engineers were engaged to develop a long-term mine plan which includes a change to narrow vein long hole mining wherever possible, to replace the historic labour intensive shrinkage and cut and fill mining methods. The company also engaged independent engineering professionals to assist in developing a project execution plan for the mill and infrastructure to enable production start-up at 100 tpd in Phase 1 with eventual expansion in Phases 2 and 3 to 300 tpd. Together with the engineers input, the Company has established a three-phased and disciplined approach to the development and expansion of the Bralorne Mine.

The Company’s objective is to re-open the mine after the completion of Phase One at 100 tpd.

Advancing Phase One

Preparations for Phase 1, which will commence in the first quarter of 2017, will include the following work:

•	Demolition and removal of existing coarse and fine ore bins
•	Simplification of the crushing circuit with a larger primary and secondary crushing plant, which has the potential for future expansion to 500 tpd
•	Construction of new fine ore storage to enable operating at a higher throughput
•	Removal of the old crushing plant and foundations
•	Exchange of one bank of float cells with new ones
•	Construction of new tailings pumping system
•	Upgrading of existing electrical systems
•	Construction of a new assay lab

Phase Two Objectives (2018 – 2019)

•	Larger ball mill installation
•	Electrical upgrades and new electrical feed for larger ball mill
•	Relocation and upgrade of existing Classifying circuit
•	Upgrade of Phase 1 MCC electrical installation

Phase Three Objectives (2018 – 2019)

•	Upgrades of existing flotation circuit, concentrate filtration circuit, reagent circuit, refinery,
•	New process control system installation
•	Upgrade of surface infrastructure, including camp
•	Begin processing at 300 tpd

The Company’s long-term plan is to achieve an operating rate of 500 tpd.

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

For the period January through December 2016, all monitoring requirements were met under Permit 14480, at and surrounding the works of Bralorne Mines Ltd. Under Section 1.1 Gold Mine and Ore Concentrator, there was no tailings discharge in 2016. Under Section 1.2 Tailings Seepage Collection Ponds, there were no exceedances of flowrate or concentrations of TSS, sulfate, arsenic or pH. Similarly, there were no exceedances of discharge criteria at the Upper Peter Mine Adit (Section 1.3).

In 2016, there were exceedances of total arsenic concentration in the discharge from the Water Treatment System (WTS) on 6 dates prior to 1 April 2016. The exceedances could be attributed to poor treatment performance associated with exhaustion of the media removal capacity. This in turn could be linked to difficulties in predicting media life span. On 1 April 2016, the Microfiltration Water Treatment System was commissioned. Following the commissioning for the duration of the water treatment season until 6 October 2016, no exceedances in the water quality of the discharge occurred. For the period January – March 2016, the water treatment capacity was 8 L/s maximum. From 1 April until 5 May 2016 the water treatment capacity was 13 L/s. Following the upgrade of a feed pump, on 5 May 2016, the water treatment capacity was 35 L/s. Untreated MD800 mine drainage was discharged for periods prior to the pump upgrade.

The discharge of untreated MD800 water beyond water treatment capacity to Cadwallader Creek during the periods prior to 5 May 2016 resulted in a period of elevated arsenic values in Cadwallader Creek, with concentrations temporarily exceeding the drinking water guideline. The larger capacity Water Treatment System and upgraded feed pump will have capacity to treat all excess water predicted.

In 2016, treated mine drainage water was discharged from the WTS during the period 1 January – 6 October 2016. Authorizations for water treatment outside of the treatment period 1 April – 31 July were requested and received. Authorization was received from MOE for the storage of the 2016 Water Treatment System Solid waste at the TSF.

Concentrations of arsenic and sulfate in seepage discharges in 2016 were below limits, with no evidence of upward trends. Similarly, in 2016, arsenic concentrations remained stable in Upper Peter Creek, Upper Peter Adit, MD800 discharge, and mine site groundwater.

An MOE Permit amendment is in progress to increase water treatment capacity, increase the water treatment period to year-round, and to incorporate the storage of the water treatment solid waste at the TSF.

No spills or emergency incidents occurred in 2016.

Bralorne Reclamation

During 2015, Bralorne submitted an interim closure and reclamation plan with the applicable levels of the British Columbia provincial government and other stakeholders. The plan outlines Bralorne’s reclamation objectives for the Bralorne property which include:

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

Our interim closure and reclamation plan is subject to review and input from the local First Nations and the provincial government, and will be subject to further studies over the next five years to determine the most effective method to achieve the objectives outlined in our proposal. The Ministry of Energy & Mines, Ministry of Environment and First Nations reviews of the Interim Closure and Reclamation Plan are complete. The Ministry of Energy and Mines has issued a Draft Permit M207 to supersede the existing Permit. The Draft Permit incorporates the new requirements for reporting, monitoring and reclamation. The Draft Permit will be reviewed by First Nations. The Draft Permit includes a security requirement for closure that is estimated at $8.2 million. Negotiations around this amount are ongoing. As reclamation proceeds and the research into closure is completed the security may be reduced.

Costs Incurred to Date

The table below for the period from acquisition on October 20, 2014 to December 31, 2016 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements.

	Exploration and Evaluation Expenditures	Capital Expenditures	Operating and Administrative Expenses*	Total
2014	875,057	91,313	159,413	1,125,783
2015	9,655,045	1,459,884	8,121	11,123,050
2016	10,348,459	3,970,303	2,450	14,321,212
Total	20,878,561	5,521,500	169,984	26,570,045

*Operating and administrative expenses do not reflect other income or expense or other comprehensive income or loss.

Below is a table summarizing the estimated planned future costs for 2017. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Operating Expenses	Capital Expenditures	TOTAL
2017	US$8,294,237	US$4,100,000	US$12,394,237

BRX Property – Not Active

Ownership. The wholly owned BRX was acquired in 2016 when Avino purchased a 100% interest in nine mineral claims from Great Thunder Gold Corp. (“GTG”). In consideration for the for the claims, Avino paid $65,000 and issued 10,000 common shares to GTG and will pay GTG a 1% net smelter returns royalty to a maximum of $250,000 on the sale of ore or other products from the BRX property. The BRX Property also has a pre-existing 2½% net smelter returns royalty payable to Levon Resources Ltd.

Property Description and Location. The 2,114 ha property is located in the Lillooet Mining Division of British Columbia near the town of Gold Bridge. The property lies east of the Hurley River, in the Gwyneth Lake area, south of the Eldorado basin, and near the west end and along the south shore of Carpenter Lake. Gold Bridge can be reached from Vancouver via Hope and Lillooet, a distance of 445 kilometers, or via Pemberton using the four-wheel-drive Hurley Pass route, a distance of 225 km.

Proposed Work Program. No further work is proposed at this time.

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

Property Description and Location. The Olympic-Kelvin property totals approximately 662.5 hectares and is located on the south side of Carpenter Lake, five kilometers northeast of Gold Bridge in the Lillooet Mining Division, British Columbia.

The Olympic-Kelvin property is easily accessible by the all-weather, publicly maintained, Gray Rock logging road which runs northeast from Gold Bridge. Access on the Olympic-Kelvin property is possible on a number of cat trails built by the Company and previous operators.

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

Property Description and Location. The Minto Property is situated about ten kilometers east of Gold Bridge in the Bridge River gold district of British Columbia and adjoins the Olympic-Kelvin Property. The property covers approximately 204 hectares. The claims occupy the lake bed and north side of Carpenter Lake. Access from Gold Bridge is made via an all-weather gravel road which skirts the north shore of Carpenter Lake.

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

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2016, 2015, and 2014 included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) for the years ended December 31, 2016, 2015, and 2014.

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

A. Operating results

San Gonzalo Mine

The fiscal year ended December 31, 2012 saw Avino transition from exploration activities to extraction and processing of resources at levels intended by management in addition to exploration activities. On October 1, 2012, the Company declared extracting and processing resources at levels intended by management had been achieved at the San Gonzalo mine. The mine has continued to operate in this manner through 2016 and into 2017.

Operating results from the most recent 4 fiscal years are as follows:

	2013 Total	2014 Total	2015 Total	2016 Total
Total Mill Feed (dry tonnes)	78,415	79,729	121,774	115,047
Feed Grade Silver (g/t)	288	337	279	267
Feed Grade Gold (g/t)	1.34	1.88	1.48	1.25
Bulk Concentrate (dry tonnes)	2,431	2,545	4,517	4,115
Bulk Concentrate Grade Silver (kg/t)	7,704	8.86	6.24	6.22
Bulk Concentrate Grade Gold (g/t)	31.6	45.7	28.34	25.9
Recovery Silver (%)	83	84	83	83
Recovery Gold (%)	73	78	75	74
Mill Availability (%)	95.2	96.5	92.7	94.4
Total Silver Recovered (kg)	18,732	22,548	28,223	25,588
Total Gold Recovered (g)	76,904	116,338	134,569	106,599
Total Silver Recovered (oz) calculated	602,233	724,931	907,384	822,689
Total Gold Recovered (oz) calculated	2,473	3,740	4,326	3,427
Total Silver Equivalent Recovered (oz) calculated	779,980	993,744	1,218,351	1,073,062

* Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

Avino Mine Stockpiles

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

During 2014, the stockpiles continued to add economic ounces to Avino’s production profile. During the year, the stockpiles accounted for approximately 20% of the processing output from the Avino Property. The stockpiles were processed for the majority of the year using the 250 TPD Mill Circuit 2. In September 2014, Mill Circuit 2 transitioned to processing new underground material from the Avino Mine. Processing of the stockpiles resumed in mid-November when the material was used for start-up commissioning of Mill Circuit 3. During 2015, the stockpiles were processed using Mill Circuit 2 solely during the month of May. For the remainder of the year, Mill Circuit 2 was used to process new underground material from the Avino and San Gonzalo mines as well as San Gonzalo surface stockpiles. In 2016, the processing of the stockpiles ceased and Mill Circuit 2 was used to process material from the Avino and San Gonzalo Mines.

Processing results from 2014 through 2016 are as follows:

	2014 Totals	2015 Totals	2016 Totals
Total Mill Feed (dry tonnes)	96,032	6,922	N/A
Feed Grade Silver (g/t)	92	87	N/A
Feed Grade Gold (g/t)	0.59	0.711	N/A
Bulk Concentrate (dry tonnes)	1,112	99.98	N/A
Bulk Concentrate Grade Silver (kg/t)	5.31	3,926	N/A
Bulk Concentrate Grade Gold (g/t)	33.1	29.78	N/A
Recovery Silver (%)	67	64.83	N/A
Recovery Gold (%)	65	60.53	N/A
Total Silver Recovered (kg)	5,903	393	N/A
Total Gold Recovered (g)	36,782	2,977	N/A
Total Silver Recovered (oz) calculated	189,800	12,635	N/A
Total Gold Recovered (oz) calculated	1,183	96	N/A
Total Ag Eq. (oz) calculated*	274,828	19,501	N/A

*Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

Avino Mine

In the fourth quarter of 2014 the Company completed its Avino Mine and mill expansion. Initially, new material from underground at Avino was processed on a limited scale using the existing 250 TPD Mill Circuit 2. By year end, rehabilitation of the 1,000 TPD Mill Circuit 3 had been completed and sufficient material had been stockpiled; on January 1, 2015, full scale testing of both material and equipment commenced.

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

Accordingly, 2015 and 2016 year end totals from the Avino Mine are reported as follows:

	2015 Totals	2016 Totals
Tonnes Mined	372,376	450,281
Underground Advancement(m)	5,056	4,005
Total Mill Feed (dry tonnes)	396,113	429,289
Feed Grade Silver (g/t)	65	67
Feed Grade Gold (g/t)	0.29	0.42
Feed Grade Copper (%)	0.62	0.50
Copper Concentrate (dry tonnes)	9,058	9,390
Copper Concentrate Grade Silver (kg/t)	2.47	2.62
Copper Concentrate Grade Gold (g/t)	9.47	12.23
Copper Concentrate Grade Copper (%)	23.76	20.32
Recovery Silver (%)	87	85
Recovery Gold (%)	75	64
Recovery Copper (%)	87	90
Total Silver Recovered (kg)	22,329	24,552
Total Gold Recovered (g)	85,737	114,812
Total Copper Recovered (kg)	2,152,202	1,908,077
Total Silver Recovered (oz) calculated	717,901	789,372
Total Gold Recovered (oz) calculated	2,757	3,691
Total Copper Recovered (lbs) calculated	4,743,691	4,206,585
Total Ag Eq. (oz) calculated*	1,801,997	1,606,272

*Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

Developments for 2016

San Gonzalo Mine

During 2016, San Gonzalo mill feed was processed using the 250 TPD Mill Circuit 1. Mill feed came from stopes on level 4, 5, 6 and 7 with the bulk of the tonnage coming from stopes 4-050, 5-030, 5-500, 5-600, 6-030, 6-100 and 7-070.

On September 26, 2016, Avino announced the results of an updated NI 43-101 resource estimate for the Avino Property. The new estimate encompasses the property’s San Gonzalo Mine, the main Avino Mine system, and the property’s oxide tailings. The estimates have been included in an updated NI 43-101 technical report, prepared by QG Australia Pty Ltd., which was filed on SEDAR on October 28, 2016.

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

At the start of the second quarter of 2016, the Company declared production at levels intended by management at the Avino (“ET” Mine) effective April 1, 2016. The declaration was made following an advancement and test period of 19 months. On April 1, 2016, underground mining commenced on upper level 11.5 using the long-hole retreat sub-level caving method. The advancement and test period established that mineral recoveries were at, or above, levels necessary for expected positive cash flows and profitability, which amongst other critical factors, were significant in making the production decision.

On September 26, 2016, Avino announced the results of an updated NI 43-101 resource estimate for the Avino Property. The new estimate encompasses the property’s San Gonzalo Mine, the main Avino Mine system, and the property’s oxide tailings. The estimates have been included in an updated NI 43-101 technical report, prepared by QG Australia Pty Ltd., which was filed on SEDAR on October 28, 2016.

Between 1998 and 2000, prior to the suspension of mining activities, annual output averaged 933,240 ounces of silver, 7,537 ounces of gold, and 3,236,732 pounds of copper. Avino expects similar long-term annual output from the Avino Mine going forward, and is excited to see the long term impact on its extracting and processing profile.

Exploration

In late September 2016, Avino began an exploration diamond drilling program between the San Luis Mine, which was last mined in the 1990’s, and the ET mine, which is the area of current production; both areas are part of the Avino Mine. The area between the two mines is approximately 300 metres long and 220 metres deep and was recently the subject of a geological review where it was determined that the main Avino vein showed economically viable values, was open at depth and was largely underexplored. The program comprises 18 holes totaling 2,955 metres. Eleven holes have been drilled with assays being received from 8 holes. The results of the first 8 holes were released in December, with the results from the remaining ten holes still pending. The drill results support the continuation of the extensive Avino vein system. This new area is close to surface and accessible from the existing Avino Mine underground workings. The area was identified as a target of interest given that on surface and at shallow depths the Avino Vein system splits into hanging wall and foot wall structures.

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

Bralorne Mine

During 2016, the Company continued to develop a strategic operating plan to achieve a profitable operation at Bralorne. The mine plan includes changing the mining method to long hole mining, which is considered safer and less labour intensive than previous methods employed, and is expected to support a higher production rate of 300 tpd. New mining equipment is being acquired to replace older equipment and to further mechanize for long hole mining. The first work to be carried out underground will be to test the long hole mining method. Engineering is in progress to expand the mill from 100 tpd to 300 tpd. Engineering is also being carried out to upgrade the surface infrastructure for a 300 tpd operation. The dam for the Tailings Storage Facility (“TSF”) was raised in October 2015, and additional buttress work was completed on the tailing’s impoundment during the third quarter of 2016. The Interim Mine Closure Plan (“IMCP”) and review process is underway and is expected to be completed in the first quarter of 2017. The new Water Treatment Plant (“WTP”) was enclosed in a new building in November to protect it from the elements, and is ready for freshet in early 2017. The work on the TSF, the IMCP, WTP and the strategic operating plan are all contributing to the Company’s goal of obtaining the permits from British Columbia's Ministry of Energy & Mines and Ministry of Environment to resume processing and mining activities in 2017.

Three Phase Strategic Operating Plan

In January 2017, Avino released a strategic operating plan involving a three-phased, multi-year operating plan which provides a route to Bralorne’s growth with manageable sequenced capital expenditures. Independent mining engineers were engaged to develop a long term mine plan which includes a change to narrow vein long hole mining wherever possible, to replace the historic labor intensive shrinkage and cut and fill mining methods. The company also engaged independent engineering professionals to assist in developing a project execution plan for the mill and infrastructure to enable production start-up at 100 tpd in Phase One with eventual expansion in Phase Three to 300 tpd. Together with the engineers input, the Company has established a three-phased and disciplined approach to the development and expansion of the Bralorne Mine. The Company’s objective is to re-open the mine after the completion of Phase One at 100 tpd. Phase One is anticipated to cost US$4.1-million.

Advancing Phase One

Preparations for Phase 1, which will commence in the first quarter of 2017, will include the following work:

•	Demolition and removal of existing coarse and fine ore bins
•	Simplification of the crushing circuit with a larger primary and secondary crushing plant, which has the potential for future expansion to 500 tpd
•	Construction of new fine ore storage to enable operating at a higher throughput
•	Removal of the old crushing plant and foundations
•	Exchange of one bank of float cells with new ones
•	Construction of new tailings pumping system
•	Upgrading of existing electrical systems
•	Construction of a new assay lab

Phase Two Objectives (2018 – 2019)

•	Larger ball mill installation
•	Electrical upgrades and new electrical feed for larger ball mill
•	Relocation and upgrade of existing classifying circuit
•	Upgrade of Phase 1 MCC (Mobile Crushing Circuit) installation

Phase Three Objectives (2019 – 2020)

•	Upgrades of existing flotation circuit, concentrate filtration circuit, reagent circuit, refinery
•	New process control system installation
•	Upgrade of surface infrastructure, including camp
•	Begin processing at 300 tpd

The Company’s long-term plan is to achieve an operating rate of 500 tpd.

Results of Operations

Twelve months ended December 31, 2016 compared with the twelve months ended December 31, 2015

Revenues

Revenues for the year ended December 31, 2016 were $39,895,591. Revenues relate to the sale of bulk silver and gold concentrate produced from the San Gonzalo Mine and from bulk copper, silver and gold concentrate from the Avino Mine. Revenues for the comparable year were $19,082,847. The increase in revenues of $20,812,744 in the current year can be attributed to the Avino Mine entering into production at levels intended by management effective April 1, 2016. During the year ended December 31, 2016, the Company produced 9,390 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, and 4,115 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, and recognized revenues of $22,847,834 on the sale of 7,625 tonnes of Avino Mine bulk copper/silver/gold concentrate (from April 1, 2016 to December 31, 2016) and $17,047,758 on the sale of 3,842 tonnes of San Gonzalo bulk silver/gold concentrate for a gross profit of $14,503,700. Metal prices for revenues recognized during the year ended December 31, 2016, weighted by dollar of revenue recognized, averaged US$17.71 per ounce of silver, US$1,258 per ounce of gold and US$4,850 per tonne of copper.

Operating and administrative expenses

Operating and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion as well as share-based payments and were $6,636,031 for the year ended December 31, 2016 compared to $4,256,672 for the year ended December 31, 2015, an increase of $2,379,359. Operating and administrative expenses increased compared to the previous year which reflects expanding operations and corporate activity. Although the Company’s operations are expanding, management continues to monitor operating and administrative expenses carefully to maintain efficient operations.

Earnings for the year

The earnings for the year ended December 31, 2016 were $1,992,479 compared to $483,424 for the year ended December 31, 2015, an increase of $1,509,055. Net income was higher in 2016, primarily due to increased profits from the sale of concentrate from the Avino Mine, as well as a foreign exchange gain in 2016 compared to a foreign exchange loss in 2015. Income before tax was $7,511,629; however, this was reduced by current income tax expense of $4,187,048 and a non-cash deferred income tax expense of $1,332,102. The increased income tax expense reflects continued profitable operations in Mexico.

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

Operating and administrative expenses

Operating and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion as well as share-based payments and were $4,256,672 for the year ended December 31, 2015 compared to $4,019,378 for the year ended December 31, 2014, an increase of $237,294. While operating and administrative expenses were relatively consistent with the previous year, they are generally indirectly subject to fluctuation with mine operating income due to infrequent events such as share-based payments.

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

B. Liquidity and capital resources

The Company’s ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash and cash equivalents generated from current operations and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future.

In November 2016, the Company received gross proceeds of US$11,185,355 in connection with a bought-deal offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Avino Mine and Bralorne Mine and for general working capital.

Since July 2014, the Company received gross proceeds of US$13,346,561 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In December 2014, we renewed our master credit facility with Caterpillar Finance for US$5,375,400 in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and at the Avino Mine. As of March 1, 2017, there was US$3,389,976 in available credit remaining under this facility.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for US$5,000,000. The facility is being used to acquire equipment necessary for continued exploration and mining activities at the Avino Mine and Bralorne Mine. As of March 1, 2017, there was US$3,305,900 in available credit remaining under this facility.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for US$10,000,000. The facility will be used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

Discussion and analysis relating to our liquidity as at December 31, 2016 and December 31, 2015 is as follows:

Statement of Financial Position	December 31, 2016	December 31, 2015
Cash	$15,816,628	$7,475,134
Working Capital	31,293,019	6,003,557
Accumulated Deficit	23,181,003	25,406,432

Cash comprises cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

At December 31, 2016, $6,532,391 of the $15,816,628 of cash was held by our Mexican subsidiaries. If these funds were needed for our operations in Canada, we would be required to accrue and pay Canadian taxes (to the extent we no longer had Canadian tax loss carry forwards available) to repatriate these funds. However, our intent is to permanently reinvest these funds back into our Mexican subsidiaries and our current plans do not demonstrate a need to repatriate them to fund our Canadian operations.

Cash Flow	December 31, 2016	December 31, 2015
Cash generated by (used in) operating activities	$6,716,265	$(2,622,111)
Cash generated by financing activities	26,384,121	14,452,849
Cash used in investing activities	(24,122,754)	(8,885,687)
Change in cash	8,977,632	2,945,051
Effect of exchange rate changes on cash	(636,138)	280,289
Cash, beginning of the year	7,475,134	4,249,794
Cash, end of year	$15,816,628	$7,475,134

Operating Activities

Cash generated by operating activities for the year ended December 31, 2016, was $6,716,265 compared to cash used in operating activities of $2,622,111 for the year ended December 31, 2015. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by financing activities was $26,384,121 for the year ended December 31, 2016, compared to $14,452,849 in the year ended December 31, 2015, an increase of $11,931,272. Cash provided by financing activities for the year ended December 31, 2016, relates to the issuance of common shares and warrants in brokered bought-deal and at-the-market offerings issued under prospectus supplements, as well as the issuance of common shares upon the exercise of stock options. During the year ended December 31, 2016, the Company issued common shares and warrants through the aforementioned offerings generating net cash flows of $28,801,521 (2015 – $1,445,799), and employees, consultants, and directors exercised stock options generating cash flows of $1,258,530 (2015 – $937,740). During the year ended December 31, 2016, the Company also made finance lease and equipment loan payments of $2,814,796 (2015 - $1,770,690), and a payment of $861,134 on the term facility. During the year ended December 31, 2015, the Company also received proceeds of $13,840,000 on the term facility from Samsung. In June 2016, the Company and Samsung C&T U.K. Ltd. amended the concentrates prepayment agreement, extending the sales of Avino Mine concentrates to December 2019 and deferring monthly repayments on the term facility provided under the agreement to the period June 2017 through July 2018.

Investing Activities

Cash used in investing activities for the year ended December 31, 2016, was $24,122,754 compared to $8,885,687 for the year ended December 31, 2015. Cash used in investing activities during the year ended December 31, 2016, includes cash expenditures of $5,131,530 (2015 - $5,108,935) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine, and exploration and mining equipment for the Bralorne Mine. During the year ended December 31, 2016, the Company also incurred cash expenditures of $11,723,196 (2015 - $26,052,048) on exploration and evaluation activities, of which $5,744,502 relate to the exploration and advancement of the Avino Mine and $5,978,694 relate to the exploration and advancement of the Bralorne Mine. The cash expenditures on exploration and evaluation activities were reduced by concentrate sales of $6,158,972 (2015 - $21,501,272) for the Avino Mine and $Nil (2015 - $774,024) for the Bralorne Mine. During the year ended December 31, 2016, the Company also purchased short-term investments (comprised of term deposits) of $13,427,000 (2015 - $Nil).

C. Research and development, patents and licenses, etc.

As the Company is a mining and exploration company with no research and development, the information required by this section is not applicable.

D. Trend information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. However, it should be noted that a planned major expansion of the Avino Mine and the indicated current mine life of approximately 1.5 years at San Gonzalo would likely have positive and negative impacts, respectively, on future cash flows after 2017. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, extracting and processing activities, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E. Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As at December 31, 2016, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$5,004,583	$5,004,583	$-	$-	$-
Due to related parties	267,726	267,726	-	-	-
Minimum rental and lease payments	2,842,915	2,068,276	448,604	299,219	26,816
Term facility	12,531,867	6,265,934	6,265,933	-	-
Equipment loan	3,085,244	1,423,384	1,531,562	130,298	-
Finance lease obligations	4,040,607	2,050,344	1,649,862	340,401	-
Total	$27,772,942	$17,080,247	$9,895,961	$769,918	$26,816

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following is a list of the Company’s directors and senior management as at February 28, 2017. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on May 25, 2017.

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

October 1995
Ross Glanville Director	Mining Consultant; Professional Engineer. Director of Archon Minerals Limited and Silver Crest Metals	December 2014
Jasman Yee Director	Professional Engineer and Metallurgist	January 2011
J.C. Rodríguez Chief Operating Officer	Geology Professional	December 2012
Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	September 2008
Malcolm Davidson Chief Financial Officer	Chartered Accountant, Chief Financial Officer of Avino Silver & Gold Mines Ltd; also Chief Financial Officer of Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	March 2012

B. Compensation

During the last completed fiscal year of the Company, the Company had three executive officers, namely, David Wolfin, Chief Executive Officer; Malcolm Davidson, Chief Financial Officer, and J.C. Rodríguez, Chief Operating Officer.

1) Compensation Discussion and Analysis

The executive compensation program is comprised of fixed and variable elements of compensation; base salary, discretionary bonus, and equity based incentive award in the form of stock options and Restricted Share Units (“RSUs”) to its executive officers. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives.

The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of discretionary bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of equity based incentive award are to align the interest of executive officers with that of Shareholders by encouraging equity ownership through awards of stock options and RSUs, to motivate executive and other key employees to contribute and increase in corporate performance and shareholder value, and to attract talented individuals and reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of incentive stock options and RSUs plans and amendments thereto are the responsibility of the Company’s Compensation Committee.

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

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Equity Based Incentive Awards	Equity-based incentive awards are made in the form of incentive stock options and Restricted Share Units (“RSU”). The amount of each grant will be dependent on individual and corporate performance.	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options and RSUs to be granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. However, the Compensation Committee considers a number of key factors (including cash cost per ounce of silver equivalent, all-in sustaining cost per ounce of silver equivalent, operating margin and net income, share price relative to a competitive set of silver producers, safety and environmental issues, changes in amounts and categories of reserves and resources, total silver equivalent ounces produced and sold, investor and community relations, exploration results, financings, etc.), and considers these in comparison to other similar silver producers (that have comparable market capitalizations, revenues, and total assets). When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company’s compensation strategy as set out above.

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2016 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6) President, CEO and Director	2016	300,000	150,113	40,000	NIL	NIL	367,200	857,313
	2015	275,000	NIL	NIL	NIL	NIL	518,200	793,200
	2014	233,333	NIL	108,000	NIL	NIL	200,000	541,333
Malcolm Davidson CFO	2016	175,000	45,034	80,000	NIL	NIL	65,100	365,134
	2015	165,159	NIL	NIL	NIL	NIL	9,690	174,849
	2014	133,194	NIL	54,000	NIL	NIL	15,000	202,194
J.C. Rodríguez COO(7)	2016	213,042	45,034	80,000	NIL	NIL	63,000	401,076
	2015	225,444	NIL	NIL	NIL	NIL	52,000	277,444
	2014	166,200	NIL	54,000	NIL	NIL	35,285	255,484

1 The Share Based Awards are in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2016, 790,000 RSUs were granted to officers, directors, employees and consultants. Subsequent to the grant, 2,500 RSUs were cancelled, and the final total of the RSUs granted for the year was reduced to 787,500. None of such RSUs have yet been vested. The value of the RSUs above is based on the closing price of the Common Shares on the September 2, 2016 grant-date. The closing market price on September 2, 2016 was $2.95 Cdn. per common share. The RSUs vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards as at December 31, 2016.

2 The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2016, 802,500 new option-based awards were granted to officers, directors, employees, and consultants. Subsequent to the grant, 40,000 new options were cancelled, and the final total of the new options grant for the year was reduced to 762,500. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.69%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 65.13%.

3 The Company does not have a non-equity incentive plan.

4 The Company does not have any pension plans.

5 Discretionary cash payment of incentive bonuses.

6 On June 24, 2010, Mr. David Wolfin was appointed CEO. Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

7 Mr. Rodríguez receives his base salary and bonuses in Mexican Pesos (“MXP”). For 2016, Mr. Rodriguez’ base salary of MXP2,996,370 and bonuses of CDN$63,000, were translated into Canadian dollars by applying an exchange rate of 1MXP = CDN$0.0711.

Annual Base Salary

Base Salary for the executive officers is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers similar in size and within the industry and review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

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

Equity-Based Incentive Awards

Equity-based incentive awards are in the form of the grant of incentive stock options and RSUs. The objective of the equity-based incentive award is to reward executive officers, employees and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains formal stock option and RSUs plans (the “Plans”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. On April 15, 2016, the board of directors of Avino, acting upon the recommendations of the Compensation Committee, implemented a restricted share unit plan (the “RSU Plan”) for the issuance of up to a maximum of 870,560 restricted share units (“RSUs”) to qualifying directors, officers, employees, and consultants, upon certain vesting restrictions to be determined by the board of directors, for any RSUs awarded. The RSU Plan was approved by the shareholders of Avino on May 27, 2016. On September 2, 2016, 700,000 RSUs were granted to officers and directors and 90,000 RSUs to employees and consultants for an aggregate total of 790,000 RSUs, which vest at the rate of one-third annually, until fully vested over three years from the date of the awards, and provided that these designated persons are continuously employed with or providing services to Avino. 2,500 RSUs were subsequently cancelled during 2016. None of such RSUs have yet been vested.

The Plans are administered by the Compensation Committee. The process the Company uses to grant equity based incentive awards is upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the executive officers which the Committee feels is suitable. All previous grants of equity-based incentive awards are taken into account when considering new grants.

3) Equity-Based Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the executive officers to purchase or acquire securities of the Company outstanding at December 31, 2016:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
David Wolfin President, CEO and Director	30,000	$1.62	Sept 9, 2018	6,300	250,000	737,500	Nil
	100,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	25,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil
Malcolm Davidson CFO	25,000	$1.60	Feb 18, 2018	5,750	75,000	221,250	Nil
	15,000	$1.62	Sept 9, 2018	3,150	Nil	Nil	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	50,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil
J.C. Rodríguez COO	25,000	$1.60	Feb 18, 2018	5,750	75,000	221,250	Nil
	10,000	$1.62	Sept 9, 2018	2,100	Nil	Nil	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	50,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil

1 In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2016 and the exercise price of the option. The closing market price for the Company's common shares as at December 31, 2016 was $1.83 per common share.

2 The Share Based Awards is in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2016, 790,000 RSUs were granted to officers, directors, employees, and consultants. Subsequent to the grant, 2,500 RSUs were cancelled, and the total final RSUs grant for the year was reduced to 787,500. None of such RSUs have yet been vested. The value of the RSUs above is based on the closing price of the Common Shares on September 2, 2016 grant-date. The closing market price on September 2, 2016 was $2.95 Cdn. per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2016:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Malcolm Davidson CFO	Nil	Nil	Nil
J.C. Rodríguez COO	Nil	Nil	Nil

(1) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4) Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. However, any such purchases would be subject to applicable insider reporting requirements.

5) Termination and Change of Control Benefits

On January 1, 2016, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin, and on March 23, 2016 the Company further amended the consulting agreement which contains certain provisions in connection with termination of employment or change of control.

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

On July 1, 2013, the Company entered into an employment agreement with J.C. Rodríguez, the named executive officer of the Company. The employment agreement was further amended on April 14, 2014.

(a) by the Employee electing to give the Employer not less than 3 months prior notice of such termination;

(b) by the Employer electing to give the Employee 3 months prior notice of such termination along with a termination payment equal to the sum of Employee’s Fee earned pursuant to Section TEN during the preceding 12 months prior to the month notice of termination was given plus any unpaid vacation and other amounts due to him up to the termination; and

(c) (1) by the Employee electing to give the Employer notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Employee so elects to terminate this Agreement, or (2) by the Employer upon notice to the Employee within 3 months prior to or within 6 months after a Change of Control is announced by the Employer, or its parent, then the Employer will be entitled to a termination payment equal to 3 times the sum of Employee’s Fee earned pursuant to Section Ten of the employment agreement during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination.

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

6) Director Compensation

The following table sets forth the value of all compensation paid or accrued to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2016:

Name	Fees earned ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)
Michael Baybak*	51,000	30,023	120,000	Nil	Nil	Nil	201,023
Gary Robertson*	73,000	45,034	160,000	Nil	Nil	Nil	278,034
Jasman Yee[5]	44,000	45,034	80,000	Nil	Nil	141,720	310,754
Ross Glanville*	52,000	30,023	120,000	Nil	Nil	Nil	202,023

*Independent and Non-Employee Directors

1 The Share Based Awards are in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2016, 790,000 RSUs were granted to officers, directors, employees and consultants. Subsequent to the grant, 2,500 RSUs were cancelled, and the final total of the RSUs granted for the year was reduced to 787,500. None of such RSUs have yet been vested. The value of the RSUs above is based on the closing price of the Common Shares on the September 2, 2016 grant-date. The closing market price on September 2, 2016 was $2.95 Cdn. per common share. The RSUs vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards as at December 31, 2016.

2 The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2016, 802,500 new option-based awards were granted to officers, directors, employees, and consultants. Subsequent to the grant, 40,000 options were cancelled, and the total final new options grant for the year was reduced to 762,500. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.69%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 65.13%.

3 The Company does not have a non-equity incentive plan

4 The Company does not have any pension plans.

5 Mr. Yee also received compensation in his capacity as a consultant to the Company.

The Board, on recommendation of the Compensation Committee, determines director compensation. The objective in determining such director compensation is to ensure that the Company can attract and retain experienced and qualified individuals to serve as directors. The Company compensates its non-executive directors through the payment of directors fees, plus annual retainer for board and committee chair, and per meeting fees, and through the grant of incentive stock options and RSUs. All retainers are paid pro rata on a quarterly basis. The non-executive directors receive the following annual retainers and other fees for their services as directors:

Annual Retainer per Director	$30,000
Annual Retainer for Board Chair	$30,000
Annual Retainer for Audit Committee Chair	$8,000
Annual Retainer for Compensation Committee Chair	$5,000
Annual Retainer for Governance & Nominating Committee Chair	$5,000
Meeting Attendance Fee per Meeting	$1,000

The Company may grant incentive stock options and RSUs to Directors of the Company from time to time pursuant to the stock option and RSUs plans of the Company and in accordance with the policies of the TSX Venture Exchange (the “TSX-V”).

Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2016:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of share-based awards not paid out or distributed ($)(3)
Michael Baybak	25,000 30,000 75,000 75,000	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021	$5,750 $6,300 Nil Nil	50,000	$147,500	Nil
Gary Robertson	25,000 30,000 75,000 100,000	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021	$5,750 $6,300 Nil Nil	75,000	$221,250	Nil
Jasman Yee	25,000 30,000 75,000 50,000	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021	$5,750 $6,300 Nil Nil	75,000	$221,250	Nil
Ross Glanville	75,000 75,000	$1.90 $2.95	Sept 19, 2019 Sept 2, 2021	Nil Nil	50,000	$147,500	Nil

1 For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

2 The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2016 and the exercise price of the option. The closing market price of the Company’s common shares as at December 31, 2016 was $1.83 per common share.

3 The Share Based Awards is in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2016, 790,000 RSUs were granted to officers, directors, employees, and consultants. Subsequent to the grant, 2,500 RSUs were cancelled, and the total final RSUs grant for the year was reduced to 787,500. None of such RSUs have yet been vested. The value of the RSUs above is based on the closing price of the Common Shares on September 2, 2016 grant-date. The closing market price on September 2, 2016 was $2.95 Cdn. per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2016:

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

On July 1, 2013, the Company entered into an employment agreement with J.C. Rodríguez, the named executive officer of the Company. The employment agreement was further amended on April 14, 2014.

Please see “Termination and Change of Control Benefits” above for details.

C. Board practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General and Special Meeting, held on May 27, 2016, the shareholders elected Messrs. Michael Baybak, Gary Robertson, David Wolfin, Jasman Yee and Ross Glanville as directors of the Company.

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

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or affecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal Code of Ethics (“Code”) has been adopted and applies to all directors, officers and employees. The Board meets on at least a quarterly basis and following the annual meeting of shareholders. The frequency of the meetings and nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2016, the Board met eight times.

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

Committees

Audit Committee

Under Canadian National Instrument 52-110 – Audit Committees (“NI 52-110”) a reporting issuer in those jurisdictions which have adopted NI 52-110 and that is not a “venture issuer” is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1. Purpose of the Committee

1.1 The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2. Members of the Audit Committee

2.1 All Members of the Audit Committee must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2 The Audit Committee shall consist of no less than three Directors.

2.3 All Members of the Audit Committee must be “independent” as defined under NI 52-110.

3. Relationship with External Auditors

3.1 The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2 The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3 The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4 The Audit Committee will have direct communications access at all times with the external auditors.

4. Non-Audit Services

4.1 The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2 Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i) acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii) performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5. Appointment of Auditors

5.1 The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2 The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6. Evaluation of Auditors

6.1 The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7. Remuneration of the Auditors

7.1 The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2 The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards (“IASB”).

8. Termination of the Auditors

8.1 The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, provided the committee is acting reasonable and responsible.

9. Funding of Auditing and Consulting Services

9.1 Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10. Role and Responsibilities of the Internal Auditor

10.1 Due to the Company's size and limited financial resources, the CEO and CFO of the Company shall be responsible for implementing internal controls and performing the role of the internal auditor to ensure that such controls are adequate.

11. Oversight of Internal Controls

11.1 The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12. Continuous Disclosure Requirements

12.1 Due to the Company's size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13. Other Auditing Matters

13.1 The Audit Committee may meet with the Auditors independently of the management of the Company at any time, provided the committee is acting reasonable and responsible.

13.2 The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14. Annual Review

14.1 The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15. Independent Advisers

15.1 The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

As of February 28, 2017, the following are the members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
Michael Baybak	Yes	Yes	Marketing and Communications
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Ross Glanville	Yes	Yes	Mining Consultant, Professional Engineer, Valuator and Certified General Accountant

(1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2) An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

Michael Baybak: Mr. Baybak is a graduate from Columbia University and attended Yale Law School. Mr. Baybak is the founder and principal of Michael Baybak and Company Inc. headquartered in Florida with affiliate offices in California. The company serves a diversified North American clientele of financial advisors and resources-sector public companies. Mr. Baybak and the firm have acted for leading Canadian companies in the resource sector for more than thirty years.

Gary Robertson: Mr. Robertson is a Certified Financial Planner. He has worked in the financial industry for the past twenty years, and has acted as director of several public mining companies. Mr.Robertson has gained considerable financial and business experience through his involvement in various businesses in the mining industries.

Ross Glanville: Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the natural resource industry. He has served as a director of several producing mining companies, and has been the Chair of Audit Committees.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

FINANCIAL YEAR ENDING	AUDIT FEES	AUDIT RELATED FEES(2)	TAX FEES(3) (1)	ALL OTHER FEES(4)
December 31, 2016(1)	$194,100	$10,000	$8,000	$23,625
December 31, 2015(1)	$195,000	$3,000	$8,000	$16,950

(1) Estimated

(2) Travel and expenses

(3) Preparation of corporate tax returns

(4) Procedures and letters related to financings

Compensation Committee

The Compensation Committee of the Company is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of Jasman Yee, Gary Robertson, Ross Glanville, and Michael Baybak, three of whom are independent directors within the meaning set out in NI 58-101. Jasman Yee is not independent as he serves as the Company’s consultant. All four members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company’s pay levels and compensation practices with other reporting issuers of similar size, and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Company’s shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company’s directors and executive officers against companies with similar market capitalization including the following companies; namely, including Timmins Gold Atico Mining, Americas Silver, Excellon Resources, Great Panther, Jaguar Mining, Santa Cruz, Caledonia Mining, Impact Silver, and several others.

The Compensation Committee has not engaged the services of independent compensation consultants to assist it in making recommendations to the Board with respect to director and executive officer compensation.

In performing its duties, the Compensation Committee has considered the implications of risks associated with the Company’s compensation policies and practices. At its present early stage of development and considering its present compensation policies, the Company currently has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks.

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

The Governance and Nominating Committee currently consists of three directors, Jasman Yee, Michael Baybak, and Ross Glanville, two of the three directors to be “independent” (Messrs. Glanville and Baybak).

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com.

D. Employees

As at December 31, 2016, the Company had 478 employees and contractors located in Mexico and 24 employees and contractors in Canada. Certain of the  Company's senior management as well as administrative and corporate services are located in Canada and are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

As at December 31, 2015, the Company had 443 employees and contractors located in Mexico, and as at December 31, 2014, the Company had 415 employees and contractors located in Mexico.

E. Share ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of February 28, 2017:

Name of Beneficial Owner	Number of Shares	Percent
Michael Baybak	239,700	*
Gary Robertson	398,416	*
David Wolfin	1,280,983	2.44%
Jasman Yee	230,020	*
Ross Glanville	Nil	*
J.C. Rodríguez	150,000	*
Malcolm Davidson	60,500	*

*Less than one percent

Outstanding Options

The following information, as of February 28, 2017, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
David Wolfin President, CEO and Director	30,000 100,000 25,000	Sept 9, 2013 Sept 19, 2014 Sept 2, 2016	$1.62 $1.90 $2.95	Sept 9, 2018 Sept 19, 2019 Sept 2, 2021
Malcolm Davidson CFO	25,000 15,000 50,000 50,000	Feb 18, 2013 Sept 9, 2013 Sept 19, 2014 Sept 2, 2016	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021
J.C. Rodríguez COO	25,000 10,000 50,000 50,000	Feb 18, 2013 Sept 9, 2013 Sept 19, 2014 Sept 2, 2016	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021
Michael Baybak Director	25,000 30,000 75,000 75,000	Feb 18, 2013 Sept 9, 2013 Sept 19, 2014 Sept 2, 2016	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021
Gary Robertson Director	25,000 30,000 75,000 100,000	Feb 18, 2013 Sept 9, 2013 Sept 19, 2014 Sept 2, 2016	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021
Jasman Yee Director	25,000 30,000 75,000 50,000	Feb 18, 2013 Sept 9, 2013 Sept 9, 2014 Sept 2, 2016	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021
Ross Glanville	75,000 75,000	Sept 19, 2014 Sept 2, 2016	$1.90 $2.95	Sept.19, 2019 Sept 2, 2021

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of February 28, 2017, to the knowledge of the Company, no person owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

As of February 28, 2017, there were 52,441,001 common shares issued and outstanding. Of those common shares issued and outstanding, 34,010,483 common shares were held by 332 shareholders whose addresses were in Canada.

B. Related party transactions

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

i) The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2016, 2015 and 2014 as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Salaries, benefits, and consulting fees	$1,691,862	$1,700,364	$957,900
Share-based payments	1,180,315	-	645,750
	$2,872,177	$1,700,364	$1,603,650

ii) In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. As at December 31, 2016 and 2015 the following amounts are due to related parties:

	December 31, 2016	December 31, 2015
Directors’ fees	$60,313	$47,741
Intermark Capital Corp.	26,250	-
Oniva International Services Corp.	170,280	164,285
Jasman Yee & Associates, Inc.	5,633	5,796
Wear Wolfin Design	5,250	-
	$267,726	$217,822

iii) The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) for its expenses and to pay Oniva a percentage fee as described in Note 21 to the financial statements. The transactions with Oniva during the years are summarized below:

	December 31, 2016	December 31, 2015	December 31, 2014
Salaries and benefits	$393,317	$309,593	$316,281
Office and miscellaneous	671,259	502,089	428,019
Exploration and evaluation assets	329,052	311,002	-
	$1,393,628	$1,122,684	$744,300

iv) For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2016, 2015 and 2014, the Company paid $667,200, $793,200, and $433,333 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the years ended December 31, 2016, 2015, and 2014, the Company paid $185,720, $176,640, and $74,160, respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, President, Chief Executive Officer and a director of the Company, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2016, 2015 and 2014, the Company paid $30,000, $30,000, and $30,000, respectively to WWD.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2016.

Item 9. The Offer and Listing

A. Offer and listing details

Our common shares are listed on the NYSE MKT under the symbol ASM. Our common shares are also listed on the TSX Venture Exchange. The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE MKT and in Canadian Dollars on the TSX-V for the past full six months and for each quarter for the past fiscal year.

	NYSE-MKT		TSX-V
	(United States Dollars)		(Canadian Dollars)
Last Six Months	High	Low	High	Low
February 2017	2.06	1.74	2.70	2.29
January 2017	1.76	1.38	2.29	1.81
December 2016	1.47	1.12	1.98	1.52
November 2016	2.59	1.26	3.45	1.69
October 2016	2.14	1.72	2.80	2.30
September 2016	2.50	1.91	3.21	2.53

	High	Low	High	Low
For the Quarter Ended
December 31, 2016	2.59	1.12	3.45	1.52
September 30, 2016	3.14	1.91	4.05	2.53
June 30, 2016	2.60	0.99	3.29	1.30
March 31, 2016	1.19	0.71	1.59	1.03

For the Quarter Ended	High	Low	High	Low
December 31, 2015	1.19	0.83	1.51	1.15
September 30, 2015	1.21	0.89	1.60	1.15
June 30, 2015	1.52	1.01	1.82	1.26
March 31, 2015	1.97	1.21	2.40	1.45

Last Five Fiscal Years	High	Low	High	Low
2016	2.60	0.71	4.05	1.03
2015	1.97	0.83	2.40	1.15
2014	2.84	1.08	3.13	1.20
2013	1.90	0.75	1.95	0.71
2012	2.52	1.08	2.54	1.07

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

Take Over Bid Regulations

On May 9, 2016, amendments came into effect in Canada under National Instrument 62-104, Take-Over bids and Issuer Bids (the “Instrument”), which require all non-exempt take-over bids of a Canadian reporting issuer (“Bids”) to be subject to the following tender requirements:

50% Minimum Tender Requirement: Bids will be subject to a mandatory minimum tender requirement of more than 50% of the outstanding securities of the class of securities that are subject to the Bid, excluding those securities beneficially owned, or over which control or direction is exercised, by the offeror and its joint actors.

105 Day Minimum Bid Period: Bids will be required to remain open for a minimum period of 105 days, subject to two exceptions. Firstly, the target issuer’s board of directors may issue a “deposit period news release” for a proposed or Bid, which allows an initial bid period that is shorter than 105 days, but not less than 35 days. In result, if this action is taken by the Board, then any other outstanding or subsequent Bids will also be entitled to the shorter minimum deposit period calculated from the date that the other Bid is made. Secondly, if an issuer issues a news release that it has entered into an “alternate transaction” (i.e., a friendly change of control transaction that is not a Bid, such as a plan of arrangement), then any other outstanding or subsequent Bids will be entitled to a minimum 35 day deposit period calculated from the date that other Bid is made.

10 Day Extension Requirement: Following a successful Bid where the minimum tender requirement has been met, as well as the satisfaction or waiver of all other Bid terms and conditions, Bids will be required to be extended for at least an additional 10 day period to permit shareholders who did not tender time to do so on the same terms.

Under the amended Instrument, an offeror who makes a Bid which is open for 105 days, together with a further 10 day extension, will still be able to avail itself of the compulsory acquisition procedure provisions under applicable Canadian corporate legislation. These provisions permit the offeror to acquire on the same terms as contained in the Bid, the remaining shares held by any minority shareholders who did not tender, within 120 days of the launch of the Bid, if at least 90% of the total shares that were subject to the Bid have been acquired.

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

C. Material contracts

1.	Underwriting Agreement
2.	Warrant Indenture

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

In light of the Company’s extracting and processing at the San Gonzalo mine and the Avino Mine, the Company does not believe that it is a passive foreign investment company, referred to as a “PFIC” for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

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

I. Subsidiary information

None.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Audit Committee of our board of directors regularly reviews foreign exchange and interest rates. Our policy prohibits the use of financial instruments for speculative purposes. See Note 23 in our annual audited consolidated Financial Statements contained in this annual report on Form 20-F for quantitative and qualitative disclosure of market risk.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2016 due to the following material weaknesses: i) a formal risk management process that involves all appropriate levels of management is not yet in place including a documented plan to respond to the identified risks; and, ii) certain policies have not been translated into Spanish for Company employees operating in Mexico, including an appropriate whistleblower program accessible to Spanish-speaking staff with a clear direction on how to report suspected incidents to an independent committee.

Our Company has taken steps to enhance and improve the design of our internal controls over financial reporting; however these steps were not complete as of December 31, 2016. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weakness identified above. Management believes the material weaknesses identified are temporary, and has a remediation plan to be completed in the first quarter of 2017 that involves refining risk management oversight as well as ensuring all critical policies have been appropriately translated and disseminated to staff working in Mexico.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Because the Company is an Emerging Growth company, the Company has elected to defer its Section 404(b) requirements and the Company’s management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

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

Changes in Internal Control Over Financial Reporting

Based on the evaluation as at December 31, 2016, management, including our principal executive officer and principal financial officer, have concluded that there were material changes in the design of internal controls from the last annual reporting date of December 31, 2015. Corrective action was taken to remediate the material weaknesses around segregation of duties and lack of technical expertise. Avino has added resources in its financial reporting team and retained the services of technical experts with a view to removing the previously disclosed material weaknesses. In addition, management continues to maintain close involvement in the day to day activities, which provides an additional level of compensating controls.

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson and Mr. Ross Glanville are qualified as Audit Committee Financial Experts. Mr. Robertson and Mr. Glanville are independent as determined by the NASDAQ listing rules.

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

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2016 and 2015 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for the Company’s years ended December 31, 2016 and 2015 were $194,100 and $195,000, respectively.

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for assurance and related services that are reasonably related to the performance of the audit or review for the Company’s years ended December 31, 2016 and 2015 were $10,000 and $3,000, respectively, and consisted of travel and expenses.

Tax Fees

The tax fees billed by Manning Elliott LLP for the Company’s years ended December 31, 2016 and 2015 were $8,000 and $8,000, respectively, and consisted of fees for tax compliance services.

All Other Fees

The aggregate fees billed by Manning Elliott LLP for services other than the services reported above for the Company’s years ended December 31, 2016 and 2015 were $23,625 and $16,950, respectively, and consisted of fees for consideration of the Company’s securities registration documents.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2016 and 2015. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Changes in Registrant’s Certifying Accountant

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

4.9	Controlled Equity Offering Sales Agreement (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on December 31, 2013)
4.1	Placement Agency Agreement (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 21, 2014)
4.11	Form of Subscription Agreement (Incorporated by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 21, 2014)
4.12	Form of Warrant Agreement (Incorporated by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 21, 2014)
4.13	Malcolm Davidson Employment Agreement dated Jan. 1, 2014
4.14	J.C. Rodríguez Employment Agreement dated July 1, 2013 and Amendment dated April 14, 2014
4.15

Arrangement Agreement dated July 31, 2014 between Avino Silver & Gold Mines Ltd. and Bralorne Gold Mines Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on August 6, 2014 and subsequently amended and filed with the SEC on September 2, 2014.)

4.16	Underwriting Agreement (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on November 23, 2016.)
4.17	Warrant Indenture (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on November 30, 2016)
8.1	List of Subsidiaries
11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
11.2	Audit Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
11.3	Governance & Nominating Committee Charter (Incorporated by reference to Exhibit 11.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
11.4	Compensation Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
13.3	Consent of Manning Elliott LLP
13.4	Consent of Tetra Tech Canada Inc.
13.5	Consent of QG Australia (Pty) Ltd., An Aranz Geo Company
13.6	Consent of Kirkham Geosystems Ltd.
13.7	Consent of Jasman Yee, P.Eng.

______________

* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2016, 2015, and 2014

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

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

The consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, and 2014 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”
David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
March 1, 2017	March 1, 2017

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the ConsolidatedFinancial Statements

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements, and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2016 and 2015, and the results of its operations and its cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

March 1, 2017

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash		$15,816,628	$7,475,134
Short-term investments	5	13,427,000	-
Amounts receivable		4,095,249	3,730,317
Taxes recoverable	6	4,738,945	3,053,035
Prepaid expenses and other assets		1,295,942	1,177,053
Inventory	7	7,793,047	4,612,234
Total current assets		47,166,811	20,047,773
Exploration and evaluation assets	8	41,344,065	41,376,974
Plant, equipment and mining properties	10	37,244,816	25,733,033
Long-term investments	11	35,873	38,712
Reclamation bonds		145,500	145,500
Total assets		$125,937,065	$87,341,992

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,004,583	$4,178,571
Amounts due to related parties	12(b)	267,726	217,822
Current portion of term facility	13	6,265,934	6,458,660
Current portion of equipment loans	14	1,311,753	222,192
Current portion of finance lease obligations	15	1,926,427	1,815,747
Taxes payable		1,097,369	1,151,224
Total current liabilities		15,873,792	14,044,216
Term facility	13	6,265,933	7,381,340
Equipment loans	14	1,598,798	731,918
Finance lease obligations	15	1,848,807	2,305,534
Warrant liability	16	2,188,328	-
Reclamation provision	17	9,349,100	6,047,369
Deferred income tax liabilities	26	6,295,000	4,892,916
Total liabilities		43,419,758	35,403,293

EQUITY
Share capital	18	91,527,462	62,262,954
Equity reserves		9,679,584	9,531,512
Treasury shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated other comprehensive Income		4,593,133	5,652,534
Accumulated deficit		(23,181,003)	(25,406,432)
Total equity		82,517,307	51,938,699
Total liabilities and shareholders’ equity		$125,937,065	$87,341,992

Commitments – Notes 8 and 21

Approved and authorized for issuance by the Board of Directors on March 1, 2017:

“Gary Robertson”	Director	“David Wolfin”	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

	Note	2016	2015	2014
Revenue from mining operations	19	$39,895,591	$19,082,847	$19,297,953
Cost of sales	19	25,391,891	10,961,694	11,393,404

Mine operating income		14,503,700	8,121,153	7,904,549

Operating expenses
General and administrative expenses	20	5,021,006	4,215,852	3,095,996
Share-based payments	18	1,615,025	40,820	923,382
Income before other items		7,867,669	3,864,481	3,885,171

Other items
Foreign exchange gain (loss)		207,076	(833,822)	316,599
Interest and other income		69,073	59,098	41,658
Fair value adjustment on warrant liability	16	10,862	239,690	1,055,957
Accretion of reclamation provision	17	(284,636)	(136,925)	(131,787)
Finance cost		(188,940)	(14,238)	(129,953)
Interest expense		(166,636)	(180,079)	(124,138)
Unrealized gain (loss) on long-term investments	11	(2,839)	(55,177)	385
Gain on forgiveness of debt		-	-	58,967
Share of net loss of equity investee		-	-	(90,944)
Net income before income taxes		7,511,629	2,943,028	4,881,915

Income taxes
Current income tax expense	26	(4,187,048)	(3,587,796)	(1,820,970)
Deferred income tax recovery (expense)	26	(1,332,102)	1,128,192	(546,776)
		(5,519,150)	(2,459,604)	(2,367,746)
Net income		1,992,479	483,424	2,514,169

Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss
Currency translation differences of foreign operations		(1,059,401)	3,980,525	1,456,329
Total comprehensive income		$933,078	$4,463,949	$3,970,498

Earnings per share	18(e)
Basic		$0.05	$0.01	$0.08
Diluted		$0.05	$0.01	$0.08
Weighted average number of common shares outstanding	18(e)
Basic		42,695,999	36,229,424	32,333,224
Diluted		43,791,451	36,723,725	33,273,740

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2014		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028
Common shares issued for cash:
Brokered public offerings		4,982,677	11,461,810	-	-	-	-	11,461,810
Less share issuance costs		-	(816,537)	-	-	-	-	(816,537)
Exercise of stock options		266,457	307,937	-	-	-	-	307,937
Carrying value of stock options exercised		-	333,483	(333,483)	-	-	-	-
Shares issued for asset acquisition		2,636,845	4,535,373	-	-	-	-	4,535,373
Share-based payments		-	-	1,044,282	-	-	-	1,044,282
Options and warrants cancelled or expired		-	-	(63,939)	-	-	63,939	-
Net income for the year		-	-	-	-	-	2,514,169	2,514,169
Currency translation differences of foreign operations		-	-	-	-	1,456,329	-	1,456,329

Balance, December 31, 2014		35,374,813	$58,606,898	$10,797,709	$(101,869)	$1,672,009	$(25,924,356)	$45,050,391
Common shares issued for cash:
Brokered public offerings		1,001,196	1,551,095	-	-	-	-	1,551,095
Less share issuance costs		-	(105,296)	-	-	-	-	(105,296)
Exercise of stock options		922,000	937,740	-	-	-	-	937,740
Carrying value of stock options exercised		-	1,272,517	(1,272,517)	-	-	-	-
Shares issued for asset acquisition		-	-	40,820	-	-	-	40,820
Share-based payments		-	-	(34,500)	-	-	34,500	-
Options and warrants cancelled or expired		-	-	-	-	-	483,424	483,424
Net income for the year		-	-	-	-	-	-	-
Currency translation differences of foreign operations		-	-	-	-	3,980,525	-	3,980,525

Balance, December 31, 2015		37,298,009	$62,262,954	$9,531,512	$(101,869)	$5,652,534	$(25,406,432)	$51,938,699
Common shares issued for cash:
Brokered public offerings	18	14,043,992	28,539,566	-	-	-	-	28,539,566
Less share issuance costs	18	-	(1,937,236)	-	-	-	-	(1,937,236)
Exercise of stock options	18	1,079,000	1,258,530	-	-	-	-	1,258,530
Carrying value of stock options exercised		-	1,374,548	(1,374,578)	-	-	-	-
Options and warrants cancelled or expired		-	-	(232,950)	-	-	232,950	-
Shares issued for exploration and evaluation properties	8(b)	10,000	29,100	-	-	-	-	29,100
Share-based payments (net of costs of $4,539)	18	-	-	1,755,570	-	-	-	1,755,570
Net income for the year		-	-	-	-	-	1,992,479	1,992,479
Currency translation differences of foreign operations		-	-	-	-	(1,059,401)	-	(1,059,401)

Balance, December 31, 2016		52,431,001	$91,527,462	$9,679,584	$(101,869)	$4,593,133	$(23,181,003)	$82,517,307

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

	Note	2016	2015	2014
Cash Provided By (Used In):

Operating Activities
Net income		$1,992,479	$483,424	$2,514,169
Adjustments for non-cash items:
Depreciation and depletion		2,530,632	1,341,577	1,277,752
Deferred income tax expense (recovery)		1,332,102	(1,128,192)	546,776
Share-based payments		1,615,025	40,820	982,782
Accretion of reclamation provision		284,636	136,925	131,787
Unrealized loss (gain) on long-term investments		2,839	55,177	(385)
Foreign exchange gain		(174,590)	(236,163)	(111,289)
Fair value adjustment on warrant liability		(10,862)	(239,690)	(1,055,957)
Share of net loss of equity investee		-	-	90,944
Gain on forgiveness of debt		-	-	(58,967)
		7,572,261	453,878	4,317,612

Net change in non-cash working capital items	22	(855,996)	(3,075,989)	(1,461,655)
		6,716,265	(2,622,111)	2,855,957
Financing Activities
Shares and units issued for cash, net of issuance costs		30,060,051	2,383,539	12,248,857
Finance lease payments		(2,076,207)	(1,681,049)	(943,678)
Term facility payment		(861,134)	-	-
Equipment loan payments		(738,589)	(89,641)	-
Proceeds from term facility		-	13,840,000	-
		26,384,121	14,452,849	11,305,179
Investing Activities
Recovery of exploration costs from concentrate proceeds		6,158,972	22,275,296	3,428,624
Exploration and evaluation expenditures		(11,723,196)	(26,052,048)	(11,853,024)
Additions to plant, equipment and mining properties		(5,131,530)	(5,108,935)	(5,472,774)
Purchase of short-term investments		(13,427,000)	-	-
Cash from acquisition of subsidiary		-	-	92,792
		(24,122,754)	(8,885,687)	(13,804,382)

Change in cash		8,977,632	2,945,051	356,754

Effect of exchange rate changes on cash		(636,138)	280,289	53,445

Cash, Beginning of the year		7,475,134	4,249,794	3,839,595

Cash, End of the year		$15,816,628	$7,475,134	$4,249,794

Supplementary Cash Flow Information (Note 22)

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

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

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on April 1, 2016, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

2. BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Functional currencies

The functional and presentation currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of the Company’s Mexican subsidiaries is the U.S. dollar, which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

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

Foreign operations

Subsidiaries that have functional currencies other than the Canadian dollar translate their sales to Canadian dollars at spot rates on the date of the transactions and remaining statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

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

ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine and Avino Mine had achieved production levels intended by management as of October 1, 2012 and April 1, 2016, respectively, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2016.

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•	Acquisition and installation of all critical capital components to achieve desired mining and processing results has been completed. Capital components have been acquired directly and are also available on an as-needed basis from the underground mining contractor;

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

ii.	Commencement of production at levels intended by management (continued)

•	The necessary labour force, including mining contractors, has been secured to mine and process at planned levels of output;

•	The mill has consistently processed at levels above design capacity and budgeted production levels with consistent recoveries and grades; and,

•	Establishing sales agreements with respect to the sale of concentrates.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii.	Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the Company and its Canadian subsidiary to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

b)	Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i.	Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of copper, silver, and gold contained in the stockpiles and finished goods assumptions for the amount of copper, silver, and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

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

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

iv.	Impairment of plant, equipment, mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

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

vi.	Recognition and measurement of deferred tax assets and liabilities

Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, tax assets and liabilities and net income in subsequent periods will be affected by the amount that estimates differ from the final tax return. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash, amounts receivable, short- and long-term investments, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, term facility, equipment loans, and finance lease obligations.

The Company has classified its cash, amounts receivable, investments (short- and long-term), and warrant liability as FVTPL. Reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations are classified as other financial liabilities.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Financial Instruments (continued)

Subsequent to initial recognition, financial assets are measured in accordance with the following:

(i)	Financial assets classified as FVTPL are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income in the period in which they arise.

(ii)	Held-to-maturity investments are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income, using the effective interest method, less any impairment.

(iii)	Loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income, using the effective interest method, less any impairment.

(iv)	Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income. Other than temporary impairments on available-for-sale financial assets are recorded in net income.

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

(i)	Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

(ii)	Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income. At December 31, 2016 and 2015, the Company classified share purchase warrants with an exercise price in U.S. dollars (see Note 16) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income.

Cash

Cash in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

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

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment, and mining properties and depreciation commences.

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

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant, equipment, and mining properties (continued)

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

As at December 31, 2016, 2015 and 2014, the Company estimated a remaining mine life for San Gonzalo of 1.8 years, 2.8 years, and 4.8 years respectively.

As at December 31, 2016, the Company estimated a remaining mine life for the Avino Mine of 11.3 years.

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

For the years ended December 31, 2016, 2015 and 2014

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

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk copper, silver and gold concentrate in a saleable form. The Company has bulk copper, silver and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

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

Metals contained in bulk concentrate sold to third parties are provisionally invoiced and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts that provide a provisional payment based upon provisional assays and quoted metal prices at the time of delivery. Revenues are recorded when title passes from the Company to the buyer based on spot prices at the time of delivery, and subsequently adjusted to market prices based on final settlement terms.

Prior to the date that management’s intended production levels have been achieved, concentrate sales of material drawn from exploration and evaluation properties are recorded as a reduction of capitalized exploration and evaluation costs.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

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

Share-based payment transactions

The Company’s share option plan and restricted share unit (“RSU”) plan allows directors, officers, employees, and consultants to acquire common shares of the Company.

The fair value of options granted is measured at fair value at the grant date based on the market value of the Company’s common shares on that date.

The fair value of equity-settled RSUs is measured at the grant date based on the market value of the Company’s common shares on that date, and each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All options and RSUs are recognized in the consolidated statements of operations and comprehensive income (loss) as an expense or in the consolidated statements of financial position as exploration and evaluation assets over the vesting period with a corresponding increase in equity reserves in the consolidated statements of financial position.

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclamation and other provisions (continued)

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

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

4. RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

Annual Improvements to IFRSs 2012-2014 Cycle

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company’s consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of December 31, 2016:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step model framework for the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9, with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model is not expected to have an impact on the Company, given the Company sells its concentrate to large international organizations with a negligible historical level of customer default, and the corresponding receivables from these sales are short term in nature.

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements. The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at December 31, 2016, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the assessment of the potential impact is subject to change.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 7 Financial Instruments – Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5. SHORT-TERM INVESTMENTS

The Company’s short-term investments consist of term deposits maturing within one year, with an interest rate of 0.8%. All term deposits are redeemable at any time without penalty.

At December 31, 2016, the Company’s short-term investments totalled $13,427,000 (2015 - $Nil).

6. TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	2016	2015

VAT recoverable	$4,532,885	$1,641,023
GST/HST recoverable	206,060	171,327
Income taxes recoverable	-	1,240,685

Total taxes recoverable	$4,738,945	$3,053,035

7. INVENTORY

	2016	2015

Concentrate inventory	$2,545,501	$221,437
Process material stockpiles	3,497,358	3,369,961
Materials and supplies	1,750,188	1,020,836

	$7,793,047	$4,612,234

The amount of inventory recognized as an expense for the year ended December 31, 2016 totalled $25,391,891 (2015 – $10,961,694; 2014 - $11,393,404), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

8. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2015	$19,281,859	$10,627,360	$1	$29,909,220

Costs incurred during 2015:
Mine and camp costs	20,171,792	5,233,511	-	25,405,303
Provision for reclamation	-	3,860,437	-	3,860,437
Effect of movements in exchange rates	1,560,711	-	-	1,560,711
Depreciation of plant and equipment	1,002,747	153,575	-	1,156,322
Drilling and exploration	81,545	700,920	-	782,465
Interest and financing costs	240,338	259,659	-	499,997
Geological and related services	119,262	133,331	-	252,593
Assessments and taxes	137,586	41,909	-	179,495
Assays	-	45,727	-	45,727
Sale of concentrate	(21,501,272)	(774,024)	-	(22,275,296)

Balance, December 31, 2015	$21,094,568	$20,282,405	$1	$41,376,974

Costs incurred during 2016:
Mine and camp costs	4,537,934	3,802,511	-	8,340,445
Provision for reclamation	-	3,567,272	-	3,567,272
Water treatment and tailing storage facility costs	-	1,677,118	-	1,677,118
Depreciation of plant and equipment	273,039	628,308	-	901,347
Interest and financing costs	136,126	487,693	-	623,819
Drilling and exploration	409,611	79,875	-	489,486
Geological and related services	15,737	319,376	-	335,113
Acquisition costs	-	210,596	-	210,596
Assessments and taxes	108,387	28,114	-	136,501
Assays	-	1,349	-	1,349
Transfers	(9,414,999)	-	-	(9,414,999)
Sale of concentrate	(6,158,972)	-	-	(6,158,972)
Mineral exploration tax credit	-	(453,754)	-	(453,754)
Effect of movements in exchange rates	(288,230)	-	-	(288,230)

Balance, December 31, 2016	$10,713,201	$30,630,863	$1	$41,344,065

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

8. EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

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

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on April 1, 2016.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

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

The Company commenced production at levels intended by management at the Avino Mine on April 1, 2016. In connection with the transition to production at levels intended by management, the Company assessed the $9,414,999 estimated carrying value of Avino Mine exploration and evaluation assets for impairment and determined that the recoverable amount exceeded the carrying value of the CGU. The Company subsequently transferred the carrying value to inventory in the amount of $3,408,766 and to mining properties in the amount of $6,006,233.

In the periods before production at levels intended by management had been achieved, the Company recorded in its statement of financial position the costs of extracting and processing mineralized material from the Avino Mine as exploration and evaluation costs, and recorded a reduction to the carrying value of those costs for any proceeds from sales of Avino Mine concentrate. During the year ended December 31, 2016, the Company reduced its exploration and evaluation costs in the consolidated statement of financial position by $6,158,972 (US$4,587,005) for sales of 2,603 tonnes of Avino Mine copper/silver/gold concentrate, prior to commencing production at levels intended by management on April 1, 2016.

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

During the year ended December 31, 2016, the Company acquired land and mineral claims for the Bralorne Mine project in connection with ongoing plans for exploration and potential expansion. The acquisitions included nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia (the “BRX Property”), for which the Company paid $65,000 and issued 10,000 common shares at their TSX-V market value of $29,100. The BRX Property carries a 1% net smelter returns royalty to a maximum of $250,000, and a 2.5% net smelter returns royalty.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

8. EXPLORATION AND EVALUATION ASSETS (continued)

(b)	British Columbia, Canada (continued)

(ii)	Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property.

9. NON-CONTROLLING INTEREST

At December 31, 2016, the Company had an effective 99.67% (2015 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2015 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

10.  PLANT, EQUIPMENT, AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2015	4,518,129	65,519	223,051	8,474,154	7,074,760	1,584,932	21,940,545
Additions and transfers	799,208	14,972	47,701	4,088,146	1,817,862	154,394	6,922,283
Effect of movements in exchange rates	810,601	11,755	40,018	1,520,355	1,269,289	284,354	3,936,372
Balance at December 31, 2015	6,127,938	92,246	310,770	14,082,655	10,161,911	2,023,680	32,799,200
Additions and transfers	7,718,764	21,312	36,907	6,337,915	366,437	1,581,614	16,062,949
Effect of movements in exchange rates	(164,494)	(2,477)	(8,343)	(378,026)	(272,780)	(54,322)	(880,442)
Balance at December 31, 2016	13,682,208	111,081	339,334	20,042,544	10,255,568	3,550,972	47,981,707

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2015	773,099	22,362	68,704	1,999,069	444,089	459,709	3,767,032
Additions	708,020	11,299	41,839	1,464,662	331,726	65,741	2,623,287
Effect of movements in exchange rates	138,703	4,012	12,326	358,656	79,674	82,477	675,848
Balance at December 31, 2015	1,619,822	37,673	122,869	3,822,387	855,489	607,927	7,066,167
Additions	1,490,281	12,204	35,614	1,927,866	304,033	90,407	3,860,405
Effect of movements in exchange rates	(43,482)	(1,012)	(3,298)	(102,606)	(22,964)	(16,319)	(189,681)
Balance at December 31, 2016	3,066,621	48,865	155,185	5,647,647	1,136,558	682,015	10,736,891

NET BOOK VALUE

At December 31, 2016	10,615,587	62,216	184,149	14,394,897	9,119,010	2,868,957	37,244,816
At December 31, 2015	4,508,116	54,573	187,901	10,260,268	9,306,422	1,415,753	25,733,033

Mining properties includes $6,006,233 reclassified from exploration and evaluation assets in connection with commencement of production at levels intended by management on April 1, 2016. Plant, equipment, and mining properties includes assets under construction of $1,344,327 as at December 31, 2016 (December 31, 2015 - $526,033), on which no depreciation was charged in the years then ended.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

11. LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss.

Long-term investments are summarized as follows:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,
	Cost	Gains (Losses)	2016	2015
(a) Avaron Mining Corp.	$40,000	$(40,000)	$-	$-
(b) Benz Mining Corp.	14,500	(13,750)	750	2,000
(c) Levon Resources Ltd.	803	19,671	20,474	12,708
(c) VBI Vaccines Inc.	3,433	11,216	14,649	24,004
(d) Oniva International Services Corp.	1	(1)	-	-
	$58,737	$(22,864)	$35,873	$38,712

During the year ended December 31, 2016, the Company recorded a $2,839 unrealized loss (2015 - $55,177 loss, 2014 - $385 gain) on long-term investments, representing the change in fair value during the period.

(a)	Avaron Mining Corp. (“Avaron”)

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000. During the year ended December 31, 2015, the carrying value of the Avaron shares was written down to $Nil.

(b)	Benz Mining Corp. (“Benz”)

In April 2013, the Company acquired 50,000 common shares of Benz, and the value assigned at the time to the investment was based on the market price of Benz’s common shares on the date the agreement was entered into.

(c)	Levon Resources Ltd. (“Levon”) and VBI Vaccines Inc. (“VBI”)

The Company’s investment in Levon consists of 70,600 common shares with a quoted market value of $20,474 as at December 31, 2016 (December 31, 2015 – 70,600 common shares with a quoted market value of $12,708).

The Company’s investment in VBI was initially obtained in a transaction between Levon and SciVac Therapeutics Inc. (“SciVac”) during the year ended December 31, 2015, which resulted in the Company receiving 70,600 common shares of new Levon and exchanging 141,200 common shares of old Levon for 141,200 common shares of SciVac. As at December 31, 2016, the Company’s investment in VBI (formerly SciVac) consists of 3,530 common shares with a quoted market value of $14,649 (December 31, 2015 – 141,200 common shares with a quoted market value of $24,004).

During the year ended December 31, 2016, SciVac completed a reverse-takeover of VBI with VBI continuing as the surviving corporation. SciVac changed its name to VBI Vaccines Inc. and its trading symbol on the TSX to “VBV”, and listed its shares on the Nasdaq Capital Market. In connection with the VBI transaction, a 1:40 share consolidation of SciVac was effected on April 29, 2016, and SciVac’s shares began trading on a split-adjusted basis on May 2, 2016. Prior to the VBI transaction, the Company held 141,200 common shares of SciVac, and upon completion held 3,530 common shares of VBI.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

11. LONG-TERM INVESTMENTS (continued)

(d)	Oniva International Services Corp. (“Oniva”)

Prior to December 2015, the Company held a 1/5 indirect beneficial ownership interest in Oniva International Services Corp. (“Oniva”), with four other companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company’s CEO and CFO, serve as directors of Oniva, and certain of the Company’s directors and officers also serve in those capacities in the four other companies. The companies’ interests in Oniva were held in trust by David Wolfin until November 2015, when the beneficial ownership interests were dissolved, and legal and beneficial ownership was then solely held by Mr. Wolfin. See Note 12 (c) for a description of transactions with Oniva and Note 21 for disclosure of the Company’s commitments with Oniva.

12. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2016, 2015, and 2014 were as follows:

	2016	2015	2014
Salaries, benefits, and consulting fees	$1,691,862	$1,700,364	$957,900
Share-based payments	1,180,315	-	645,750
	$2,872,177	$1,700,364	$1,603,650

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $148,912 (December 31, 2015 - $187,532) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2016. As at December 31, 2016 and 2015, the following amounts were due to related parties:

	2016	2015
Oniva International Services Corp.	$170,280	$164,285
Directors	60,313	47,741
Jasman Yee & Associates, Inc.	5,633	5,796
Intermark Capital Corp.	26,250	-
Wear Wolfin Designs Ltd.	5,250	-
	$267,726	$217,822

(c)	Other related party transactions

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	Other related party transactions (continued)

The transactions with Oniva during the years ended December 31, 2016, 2015 and 2014 are summarized below:

	2016	2015	2014
Salaries and benefits	$393,317	$309,593	$316,281
Office and miscellaneous	671,259	502,089	428,019
Exploration and evaluation assets	329,052	311,002	-
	$1,393,628	$1,122,684	$744,300

Salaries and benefits above includes $Nil (2015 - $9,593, 2014 - $48,424) for key management personnel compensation that has been included in Note 12(a).

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2016, 2015 and 2014, the Company paid $667,200, $793,200, and $433,333 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the years ended December 31, 2016, 2015 and 2014, the Company paid $185,720, $176,640, and $74,160 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2016, 2015 and 2014, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

13. TERM FACILITY

In July 2015, the Company entered into a US$10,000,000 term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of U.S. dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016.

Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung, which will continue for a period of 24 months. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges.

During the year ended December 31, 2016, the Company and Samsung agreed to amend the term facility. Under the amendment, the Company made one repayment of US$666,666 in June 2016, and will repay the remaining balance in 14 equal monthly instalments commencing in June 2017, and ending in July 2018. Pursuant to the amendment, the Company will sell Avino Mine concentrates on an exclusive basis to Samsung until December 2019. The facility is secured by the concentrates produced under the agreement and by the common shares of the Company’s wholly-owned subsidiary Bralorne Gold Mines Ltd.

The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine that are sold to Samsung.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

14. EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing between 2018 and 2020 with fixed interest rates of 4.35% and 5.26% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at December 31, 2016, plant, equipment and mining properties includes a net carrying amount of $3,366,886 (December 31, 2015 - $977,582) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under the equipment loans are as follows:

	December 31, 2016	December 31, 2015
Not later than one year	$1,423,384	$261,386
Later than one year and not later than five years	1,661,860	784,595
Less: Future interest charges	(174,693)	(91,871)
Present value of loan payments	2,910,551	954,110
Less: Current portion	(1,311,753)	(222,192)
Non-current portion	$1,598,798	$731,918

The equipment loan credit facilities are a component of the master credit facilities described in Note 15.

15. FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2017 and 2020, with interest rates ranging from 2% to 11.99% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at December 31, 2016, plant, equipment and mining properties includes a net carrying amount of $6,446,367 (2015 - $8,162,189) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	December 31, 2016	December 31, 2015
Not later than one year	$2,050,344	$1,960,844
Later than one year and not later than five years	1,990,263	2,464,106
Less: Future interest charges	(265,373)	(303,669)
Present value of minimum lease payments	3,775,234	4,121,281
Less: Current portion	(1,926,427)	(1,815,747)
Non-current portion	$1,848,807	$2,305,534

The Company has two master credit facilities with equipment suppliers for a total of US$10,375,400. The facilities are used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and the Avino Mine, and for continuing exploration activity at the Bralorne Mine. As of December 31, 2016, the Company had US$6,174,938 in available credit remaining under these facilities.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

16. WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the year is as follows:

	December 31, 2016	December 31, 2015
Balance at beginning of the year	$-	$239,690
Warrants issued during the year	2,199,190	-
Fair value adjustment	(10,862)	(239,690)
Balance at end of the year	$2,188,328	$-

Continuity of derivative warrants during the year is as follows:

	Underlying Shares	Weighted Average Exercise Price
Derivative warrants outstanding and exercisable, December 31, 2015	1,033,059	US$2.87
Issued	3,602,215	US$1.99

Derivative warrants outstanding and exercisable, December 31, 2016	4,635,274	US$2.19

Derivative warrants outstanding and exercisable as at December 31, 2016 are as follows:

	Exercise Price	Derivative Warrants Outstanding and Exercisable
Expiry Date	per Share	December 31, 2016	December 31, 2015
February 25, 2017	US$2.87	1,033,059	1,033,059
March 14, 2019	US$1.00	40,000	-
November 28, 2019	US$2.00	3,562,215	-

As at December 31, 2016, the weighted average remaining contractual life of warrants outstanding was 2.29 years.

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

	December 31, 2016	December 31, 2015
Weighted average assumptions:
Risk-free interest rate	0.67%	0.48%
Expected dividend yield	0%	0%
Expected option life (years)	2.29	1.14
Expected stock price volatility	72.66%	46.02%
Weighted average fair value	$0.47	$0.00

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

17. RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2016 is $9,349,100 (December 31, 2015 - $6,047,369), and the undiscounted value of the obligation is $10,250,357 (December 31, 2015 - $6,790,812).

The present value of the obligation in Mexico was calculated using a risk-free interest rate of 7% (December 31, 2015 – 7.00%) and an inflation rate of 4.25% (December 31, 2015 – 4.25%). Reclamation activities are estimated to begin in 2019 for the San Gonzalo Mine and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne was calculated using a weighted average risk-free interest rate of 4.39% (December 31, 2015 – 3.00%) and a weighted average inflation rate of 1.79% (December 31, 2015 – 2.45%). Reclamation activities are estimated to begin in 2021.

A reconciliation of the changes in the reclamation provision during the years is as follows:

	December 31, 2016	December 31, 2015

Balance at beginning of the year	$6,047,369	$2,005,881
Changes in estimates	3,380,822	-
Unwinding of discount	284,636	136,925
Effect of movements in exchange rates	(363,727)	44,126
New provision recognized for the Bralorne Mine project	-	3,860,437
Balance at end of the year	$9,349,100	$6,047,369

18. SHARE CAPITAL AND SHARE-BASED PAYMENT

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)

During the year ended December 31, 2016, the Company closed a bought-deal financing, issuing 7,124,430 units of the Company at the price of $2.11 (US$1.57) per unit for gross proceeds of $15,011,865 (US$11,185,355). Each unit consisted of one common share and one-half of a share purchase warrant, with each whole warrant exercisable to purchase one additional common share at an exercise price of US$2.00 until expiry on November 28, 2019. The financing was made by way of a prospectus supplement dated November 21, 2016, to the short form base shelf prospectus dated November 10, 2016, for up to US$50,000,000.

Of the $15,011,865 total aggregate proceeds raised in this financing, the $2,199,190 fair value of the warrants was attributed to warrant liability (Note 16), and the residual amount of $12,812,675 was attributed to common shares. The Company paid a 7% cash commission on the gross proceeds in the amount of $1,050,831 (US$782,875), and incurred additional legal costs of $447,133. Costs of $188,940 were allocated to the fair value of the warrants and have been reflected in the consolidated statement of operations as a finance cost, and costs of $1,309,024 have been reflected as share issuance costs in the consolidated statement of changes in equity.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

18. SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(b)	Issued (continued):

During the year ended December 31, 2016, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which was filed on June 14, 2016, for up to US$15,000,000. The Company sold an aggregate of 6,119,562 common shares at an average price of $2.40 (US$1.85) per common share for gross proceeds of $14,666,891 (US$11,302,481) during the year ended December 31, 2016. The Company paid a 3% cash commission on the gross proceeds in the amount of $440,000 (US$339,074) and incurred additional accounting, legal and regulatory costs of $84,188.

During the year ended December 31, 2016, the Company also issued shares in a brokered public offering issued under a separate US$800,000 prospectus supplement filed on March 10, 2016. In connection with this offering, the Company sold an aggregate of 800,000 common shares at a price of $1.33 (US$1.00) per common share for gross proceeds of $1,060,000 (US$800,000). The Company paid a 7% cash commission on the gross proceeds in the amount of $74,200 (US$56,000), incurred additional accounting, legal and regulatory costs of $29,824, and issued 40,000 agent’s warrants exercisable at US$1.00 until March 14, 2019.

(ii)	During the year ended December 31, 2016, the Company issued 1,079,000 common shares upon the exercise of stock options for gross proceeds of $1,258,530.

(iii)	During the year ended December 31, 2015, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which (as at December 31, 2015) was filed on May 27, 2015, for up to US$6,000,000. The Company sold an aggregate of 1,001,196 common shares at an average price of $1.55 (US$1.26) per common share for gross proceeds of $1,551,095 (US$1,260,963) during the year ended December 31, 2015. The Company paid a 3% cash commission on the gross proceeds in the amount of $46,533 (US$37,828) and incurred additional accounting, legal and regulatory costs of $58,763.

(iv)	During the year ended December 31, 2015, the Company issued 922,000 common shares upon the exercise of stock options for gross proceeds of $937,740.

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5% per individual), and to persons providing investor relations or consulting services (up to a limit of 2% per individual), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

18. SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(c)	Stock options (continued):

Continuity of stock options for the years ended December 31, 2016 and 2015 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, January 1, 2015	3,361,500	$1.39
Granted	50,000	$1.32
Forfeited	(50,000)	$1.90
Exercised	(922,000)	$1.02

Stock options outstanding and exercisable, December 31, 2015	2,439,500	$1.52
Granted	802,500	$2.95
Forfeited	(165,000)	$1.44
Expired	(19,500)	$1.02
Exercised	(1,079,000)	$1.17

Stock options outstanding and exercisable, December 31, 2016	1,978,500	$2.24

As at December 31, 2016, the weighted average remaining contractual life of stock options outstanding was 3.21 years (2015 – 2.38 years).

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price	December 31, 2016	December 31, 2015

January 18, 2016	$1.02	-	204,500
September 30, 2016	$1.02	-	645,000
February 18, 2018	$1.60	147,500	195,000
September 9, 2018	$1.62	296,000	360,000
September 19, 2019	$1.90	667,500	855,000
December 22, 2019	$1.90	105,000	130,000
September 29, 2020	$1.32	-	50,000
September 2, 2021	$2.95	762,500	-
		1,978,500	2,439,500

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

18. SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(c)	Stock options (continued):
The fair value of the options granted during the years ended December 31, 2016, 2015 and 2014 were calculated using the Black-Scholes model with the following weighted average assumptions:

	2016	2015	2014
Weighted average assumptions:
Risk-free interest rate	0.69%	0.78%	1.51%
Expected dividend yield	0%	0%	0%
Expected option life (years)	5.00	5.00	5.00
Expected stock price volatility	65.13%	65.10%	67.25%
Weighted average fair value at grant date	$1.60	$0.65	$0.87

During the year ended December 31, 2016, the Company charged $1,160,079 (2015 – $40,820, 2014 – $982,782) to operations as share-based payments and capitalized $126,800 (2015 - $Nil, 2014 - $61,500) to exploration and evaluation assets.

(d)	Restricted Share Units:

On May 27, 2016, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

On September 2, 2016, 790,000 RSUs were granted, vesting one-third annually from the date of the grant until fully vested at the end of the year-year term. The weighted average fair value at the measurement date was $2.95, based on the TSX-V market price of the Company’s shares on the date the RSUs were granted. At December 31, 2016, 83,060 RSUs are available for issuance under the plan.

During the year ended December 31, 2016, the Company charged $454,946 (December 31, 2015 - $Nil) to operations as share-based payments and capitalized $18,284 (December 31, 2015 - $Nil) to exploration and evaluation assets for the fair value of the RSUs issued. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

18. SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(e)	Earnings per share:
The calculations for basic earnings per share and diluted earnings per share are as follows:

	2016	2015	2014
Net income for the year	$1,992,479	$483,424	$2,514,169
Basic weighted average number of shares outstanding	42,695,999	36,229,424	32,333,224
Effect of dilutive share options, warrants, and RSUs	1,095,452	494,301	940,516
Diluted weighted average number of shares outstanding	43,791,451	36,723,725	33,273,740
Basic earnings per share	$0.05	$0.01	$0.08
Diluted earnings per share	$0.05	$0.01	$0.08

19. REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver, gold and copper concentrate from the Avino Mine upon commencement of production at levels intended by management effective April 1, 2016 (nine months to December 31, 2016), the sale of silver and gold concentrate from the San Gonzalo Mine during the years ended December 31, 2016, 2015 and 2014, and the sale of silver and gold concentrate from the historic Avino stockpiles during the years ended December 31, 2015 and 2014.

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the years. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of inventory sold for the years and consists of the following:

	2016	2015	2014
Production costs	$22,877,168	$9,638,275	$10,074,610
Depreciation and depletion	2,514,723	1,323,419	1,259,394
Share-based payments	-	-	59,400
	$25,391,891	$10,961,694	$11,393,404

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

20. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2016	2015	2014
Salaries and benefits	$1,536,258	$1,353,453	$1,148,450
Management and consulting fees	1,225,229	1,244,716	606,941
Office and miscellaneous	656,589	361,054	275,128
Professional fees	475,817	529,311	389,681
Investor relations	341,865	229,191	239,538
Regulatory and compliance fees	321,568	66,368	126,713
Travel and promotion	227,771	250,101	210,053
Directors fees	220,000	163,500	81,134
Depreciation	15,909	18,158	18,358
	$5,021,006	$4,215,852	$3,095,996

21. COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12 (c).

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2016	December 31, 2015
Not later than one year	$2,068,276	$209,063
Later than one year and not later than five years	747,823	749,242
Later than five years	26,816	43,951
	$2,842,915	$1,002,256

Office lease payments recognized as an expense during the year ended December 31, 2016 totalled $109,600 (2015 - $111,206; 2014 - $90,883).

22. SUPPLEMENTARY CASH FLOW INFORMATION

	2016	2015	2014
Net change in non-cash working capital items:
Accounts payable and accrued liabilities	$826,012	$209,925	$1,943,542
Inventory	496,213	(519,469)	(1,949,673)
Amounts due to related parties	49,904	(4,244)	125,308
Current taxes recoverable	(1,685,910)	(1,394,418)	(1,308,973)
Amounts receivable	(364,932)	(1,161,444)	(1,123,799)
Prepaid expenses and other assets	(123,428)	(364,453)	(98,633)
Current taxes payable	(53,855)	158,114	950,563
	$(855,996)	$(3,075,989)	$(1,461,655)

	2016	2015	2014
Interest paid	$654,329	$161,678	$90,669
Taxes paid	$4,155,331	$5,849,101	$172,076
Equipment acquired under finance leases and equipment loans	$4,574,931	$2,926,879	$2,566,192

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

23. FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable.

The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (2015 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2016, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2016, in the amount of $15,816,628 (2015 - $7,475,134) in order to meet short-term business requirements. At December 31, 2016, the Company had current liabilities of $15,873,792 (2015 - $14,044,216) and working capital of $31,293,019 (2015 - $6,003,557). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

23. FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity Risk (continued)
The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2016 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$5,004,583	$5,004,583	$-	$-
Due to related parties	267,726	267,726	-	-
Minimum rental and lease payments	2,842,915	2,068,276	747,823	26,816
Term facility	12,531,867	6,265,934	6,265,933	-
Equipment loans	3,085,244	1,423,384	1,661,860	-
Finance lease obligations	4,040,607	2,050,344	1,990,263	-
Total	$27,772,942	$17,080,247	$10,665,879	$26,816

(c)	Market Risk

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

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

23. FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

	December 31, 2016		December 31, 2015
	MXN	USD	MXN	USD
Cash	$15,997,014	$7,021,861	$3,876,257	$4,647,007
Short-term investments	-	13,427,000	-	-
Amounts receivable	-	3,017,264	-	2,624,555
Accounts payable and accrued liabilities	(21,006,749)	(3,230,831)	(12,173,726)	(1,534,765)
Warrant liability	-	(1,629,797)	-	-
Term facility	-	(9,333,333)	-	(10,000,000)
Equipment loans	-	(1,107,696)	-	(313,052)
Finance lease obligations	(865,526)	(1,678,219)	(155,669)	(2,567,593)
Net exposure	(5,875,261)	6,486,249	(8,453,138)	(7,143,848)
Canadian dollar equivalent	$(381,814)	$8,709,088	$(680,890)	$(9,887,086)

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2016, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2016 by approximately $874,727 (2015 - $981,899, 2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2016, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $769,982 (2015 - $481,448, 2014 - $699,866).

The Company is exposed to price risk with respect to its long-term investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2016, a 10% change in market prices would have an impact on net earnings of approximately $3,587 (2015 - $3,871, 2014 - $5,389).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

23. FINANCIAL INSTRUMENTS (continued)

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

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2016:

	Level 1	Level 2	Level 3
Financial assets
Cash	$15,816,628	$-	$-
Short-term investments	13,427,000	-	-
Amounts receivable	-	4,095,249	-
Long-term investments	35,873	-	-
Financial liabilities
Warrant liability	-	-	(2,188,328)
Total financial assets and liabilities, net	$29,279,501	$4,095,249	$(2,188,328)

24. CAPITAL MANAGEMENT

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

AVINO SILVER & GOLD MINES LTD.
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars)

25. SEGMENTED INFORMATION

The Company’s revenues for the year ended December 31, 2016, of $39,895,591 (2015 - $19,082,847; 2014 - $19,297,953) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine and the historic Avino stockpiles.

For the years ended December 31, 2016, 2015 and 2014, the Company had revenue from the following product mixes:

	2016	2015	2014

Silver	$27,780,684	$16,943,835	$16,566,269
Gold	9,054,989	6,091,126	6,112,628
Copper	9,276,592	56,652	-
Penalties, treatment costs and refining charges	(6,216,674)	(4,008,766)	(3,380,944)

Total revenue from mining operations	$39,895,591	$19,082,847	$19,297,953

For each of the years ended December 31, 2016, 2015 and 2014, the Company had three customers that accounted for total revenues as follows:

	2016	2015	2014

Customer #1	$25,504,714	$-	$-
Customer #2	8,373,559	-	-
Customer #3	6,017,318	8,574,018	-
Customer #4	-	7,185,331	-
Customer #5	-	3,323,498	16,029,588
Customer #6	-	-	2,795,134
Customer #7	-	-	473,231

Total revenue from mining operations	$39,895,591	$19,082,847	$19,297,953

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	2016	2015

Exploration and evaluation assets - Mexico	$10,713,201	$21,094,568
Exploration and evaluation assets - Canada	30,630,864	20,282,406

Total exploration and evaluation assets	$41,344,065	$41,376,974

	2016	2015

Plant, equipment, and mining properties - Mexico	$32,506,077	$24,335,522
Plant, equipment, and mining properties - Canada	4,738,739	1,397,511

Total plant, equipment, and mining properties	$37,244,816	$25,733,033

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

26. INCOME TAXES

(a)	Income tax expense
Income tax expense included in the consolidated statements of operations and comprehensive income is as follows:

	2016	2015	2014

Current income tax expense	$4,187,048	$3,587,796	$1,820,970
Deferred income tax expense (recovery)	1,332,102	(1,128,192)	546,776

Total income tax expense	$5,519,150	$2,459,604	$2,367,746

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2016	2015	2014

Net income before income taxes	$7,511,629	$2,943,028	$4,881,915
Combined statutory tax rate	26.00%	26.00%	26.00%

Income tax expense at the Canadian statutory rate	1,953,024	765,187	1,269,298

Reconciling items:
Effect of difference in foreign tax rates	406,740	157,826	223,465
Non-deductible/non-taxable items	927,830	18,553	(20,595)
Change in unrecognized deductible temporary differences	1,866,409	(121,621)	234,551
Impact of foreign exchange	1,030,341	1,025,185	622,254
Special mining duties	1,033,978	273,478	292,403
Expiry of tax losses	-	409,322	-
Revisions to estimates	(1,450,585)	(50,152)	(161,645)
Share issue costs and other items	(248,587)	(18,174)	(91,985)

Income tax expense recognized in the year	$5,519,150	$2,459,604	$2,367,746

The Company recognized a non-cash expense of $418,646 for the year ended December 31, 2016 (2015 - $461,199; 2014 - $385,057) related to the deferred tax impact of the special mining duty. Currency translation differences of foreign operations included within other comprehensive income for the year ended December 31, 2016 is net of tax of $69,982 (2015 - $384,081; 2014 - $206,121).

(b)	Deferred income tax assets and liabilities

	2016	2015

Deferred income tax assets	$3,800,764	$1,831,158
Deferred income tax liabilities	(10,095,764)	(6,724,074)

	$(6,295,000)	$(4,892,916)

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

26. INCOME TAXES (continued)

(b)	Deferred income tax assets and liabilities (continued)
The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	2016	2015

Reclamation provision	$674,822	$783,350
Inventory	(135,168)	(183,935)
Exploration and evaluation assets	(5,727,008)	(3,486,768)
Plant, equipment and mining properties	(4,233,588)	(3,053,371)
Other deductible temporary differences	3,125,942	1,047,808

Net deferred income tax liabilities	$(6,295,000)	$(4,892,916)

The deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican plant, equipment and mining properties which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican plant, equipment and mining properties includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

(c)	Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	2016	2015

Tax losses carried forward	$21,823,849	$24,774,628
Plant, equipment and mining properties	5,200,000	998,254
Investments	253,846	264,723
Exploration and evaluation assets	1,688,462	14,573,957
Reclamation provision	7,526,923	2,596
Other deductible temporary differences	3,438,462	2,037,508

Unrecognized deductible temporary differences	$39,931,542	$42,651,666

The Company has capital losses of $1,469,231 carried forward and $21,823,849 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2022 to 2036. As at December 31, 2016, the Company had no Mexican tax losses available to offset future Mexican taxable income.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: March 10, 2017	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

