Form 20-F/A
period 2016-12-31
AVINO SILVER & GOLD MINES LTD
filed 2018-01-17
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Tel: 604-682-3701, Email: dwolfin@avino.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value	NYSE AMERICAN
Title of Each Class	Name of Each Exchange on Which Registered

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

Avino Silver & Gold Mines Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment”) to the Company’s annual report on Form 20-F for the year ended December 31, 2016 (“Form 20-F”), as filed with the Securities and Exchange Commission (“SEC”) on March 10, 2017 to file Exhibit 13.3, Consent of Independent Registered Public Accounting Firm, which in the original Form 20-F inadvertently omitted dates.

2

Item 19. Exhibits

Exhibit Number	Exhibit

13.3	Consent of Manning Elliott LLP

3

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: January 16, 2018	By:	/s/ David Wolfin
David Wolfin
Chief Executive Officer
(Principal Executive Officer)

4