Form 20-F
period 2017-12-31
AVINO SILVER & GOLD MINES LTD
filed 2018-04-03
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Malcolm Davidson, Chief Financial Officer, 570

Granville Street, Suite 900 Vancouver, British Columbia V6C 3P1, Canada,

Tel: 604-682-3701, Email: mdavidson@avino.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value	NYSE American, LLC
Title of Each Class	Name of Each Exchange on Which Registered

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

There were 52,718,153 common shares, without par value, issued and outstanding as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes    ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☐	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Nomenclature

In this Annual Report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “Avino”, “we”, “our” or “us” refers to Avino Silver & Gold Mines Ltd. and its subsidiaries.

You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

Forward-looking Statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the silver mining industry, expectations regarding silver prices, production (or, “extracting and processing resources”), cash costs and other operating results, growth prospects and outlook of the Company’s operations, individually or in the aggregate, including the commencement of extracting and processing resources at levels intended by management at certain of the Company’s projects, the Company’s liquidity and capital resources and capital expenditures, and the outcome and consequences of any potential or pending litigation or regulatory proceedings, contain forward-looking statements regarding the Company’s operations, economic performance and financial condition.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in silver prices and exchange rates, political changes in Mexico, competition for resource properties and infrastructure in the mineral exploration industry, the Company’s ability to obtain additional financing, and business and operational risk management and other factors as determined in “Item 3.D. Key Information – Risk factors” and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

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

Status as an Emerging Growth Company

We are an “emerging growth company” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the foreseeable future.

Currency

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and to enhance the comparability of the Company’s financial information to it’s peers. Accordingly, this is our first Annual Report in which financial information for the year to December 31, 2017, and for all preceding periods is stated in United States dollars. All references to dollar amounts are expressed in the lawful currency of the United States of America, unless indicated otherwise. Per share amounts are expressed in United States dollars, unless indicated otherwise. All references to Canadian dollars will be indicated with a “C$”.

Foreign Private Issuer Filings

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers”.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for the year ended December 31, 2017. For the years ended December 31, 2016, 2015, 2014 and 2013, the Company’s consolidated financial information was presented in Canadian dollars, and has been translated in this Form 20-F into United States dollars using the applicable exchange rates.

For the years ended December 31, 2017, 2016, 2015, 2014, and 2013, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. We adopted IFRS with a transition date of January 1, 2010.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended, and as at, December 31, 2017, 2016, 2015, 2014, and 2013. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’

	Years Ended December 31,
	2017	2016	2015	2014	2013
Summary of Operations:
Revenue	$33,358,641	$30,105,336	$14,924,798	$17,467,372	$15,625,087
Cost of sales	21,975,130	19,160,800	8,573,200	10,312,639	8,706,727
Mine operating income	11,383,511	10,944,536	6,351,598	7,154,733	6,918,360
Operating expenses	5,330,795	5,007,570	3,329,166	3,750,467	4,123,499
Income (loss) before other items and income taxes	6,052,716	5,936,966	3,022,432	3,404,266	2,794,861
Net income (loss)	2,653,461	1,503,531	378,087	2,275,678	823,463
Earnings (Loss) per share
Basic	$0.05	$0.04	$0.01	$0.07	$0.03
Diluted	$0.05	$0.03	$0.01	$0.07	$0.03
Weighted average number of shares outstanding
Basic	52,523,454	42,695,999	36,229,424	32,333,224	27,405,179
Diluted	53,320,009	43,791,451	36,723,725	33,273,740	27,701,403

	2017	2016	2015	2014	2013
Balance Sheet Data:
Total assets	$102,627,862	$93,797,897	$63,108,377	$52,940,390	$32,486,127
Cash	3,419,532	11,779,718	5,401,109	3,663,300	3,609,999
Total liabilities	33,690,545	32,337,647	25,580,413	14,107,194	9,406,936
Shareholders’ equity	68,937,317	61,456,250	37,527,964	38,833,196	23,079,191
Share capital	81,467,603	80,784,973	58,240,661	55,381,240	41,060,036
Shares outstanding	52,718,153	52,431,001	37,298,009	35,374,813	27,488,834

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Fiscal Year Ended	Average	Period End	High	Low

2013	1.0301	1.0636	1.0704	0.9838
2014	1.1045	1.1601	1.1643	1.0614
2015	1.2791	1.3839	1.3989	1.1725
2016	1.3243	1.3426	1.4592	1.2544
2017	1.2984	1.2517	1.3745	1.2131

The following table sets forth the high and low exchange rates for the past six months based on the noon buying rate.  As of March 23, 2018, the exchange rate was C$1.2870 for each US$1.

Month	High	Low
September 2017	1.2509	1.2131
October 2017	1.2894	1.2470
November 2017	1.2890	1.2693
December 2017	1.2900	1.2517
January 2018	1.2534	1.2293
February 2018	1.2806	1.2280

B. Capitalization and indebtedness

Not Applicable.

C. Reasons for the offer and use of proceeds

Not Applicable.

D. Risk factors

An investment in our common shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in our common shares. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of our common shares could decline and all or part of any investment may be lost.

Our operations are highly speculative due to the high-risk nature of our business, which include the acquisition, financing, exploration, development of mineral properties and operation of mines. The risks and uncertainties set out below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial, may also impair our operations. If any of the risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline and investors could lose part or all of their investment. Our business is subject to significant risks and past performance a is not a guarantee of future performance.

We will be required to raise additional capital to mine our properties.

The Company is currently focusing on further defining plans to mine its San Gonzalo and Avino mineralized material and on exploring and evaluating the Bralorne Mine project. The Company will be required to raise capital to further advance the San Gonzalo and Avino mines and its infrastructure. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity and debt financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company’s per share book value.

We have only recently become profitable and no assurances can be given we will continue to be profitable in the future.

We began extracting and processing resources at levels intended by management at the San Gonzalo Mine during the fourth quarter of 2012 and at the Avino Mine in the second quarter of 2016. For the years ended December 31, 2017, 2016, 2015, 2014, and 2013, we earned net income of $2,653,461, $1,503,531, $378,087, $2,275,678, and $823,463, respectively. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will continue to be profitable in the future.

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

Mining activities are inherently risky.

Mining activities are risky and heavily regulated. Despite our attempts to minimize accidents through strict safety procedures, individuals may be injured or harmed working in our mines. Should any accidents occur, our mine may be partially or fully shut down to aid regulators in their investigation, even if it is determined we are not at fault for the cause of the accident. In this regard, there were two accidental deaths at the Company’s San Gonzalo mine in March 2016, and an accidental death at the Avino mine complex processing facility in June 2014. We do not believe that we were at fault in these accidents and, unfortunately, believe that the accidents were the result of the employees not following the proper safety protocols. Following the accidents, local authorities allowed us to resume mining activities. Notwithstanding our belief that we were not at fault for the accidents, we may nevertheless be found liable and subject to fines and/or penalties or we may be required to revise and implement new safety procedures that would make it more costly to operate our mines. Currently, we do not have insurance covering accidents, but may obtain insurance in the future.

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

Dividend policy

We have never paid, and we do not intend to pay, any cash dividends in the foreseeable future.

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

Our primary property is located in a foreign country that may be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration and mining activities could be adversely effected by:

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

We maintain our bank accounts in Canadian and U.S. Dollars and Mexican pesos. Any appreciation in the currency of Mexico or other countries where we may carry out exploration and mining activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries. In addition, any increase in the Canadian Dollar against the U.S Dollar will result in a loss on our financial statements to the extent we hold funds in Canadian Dollars. Copper, gold and silver are typically sold in U.S. dollars. As a result, the Company is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar and the Mexican peso. To the extent that the Company generates revenues at the Avino Mine or San Gonzalo Mine, it will be subject to foreign exchange risks as revenues will be received in U.S. dollars while certain operating and capital costs will be incurred primarily in Mexican pesos. A decline in the U.S. dollar would result in a decrease in the Company’s revenues and adversely impact the Company’s financial performance.

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

We compete with other exploration and mining companies, many of which have greater financial resources than us or are further in their advancement, for the recruitment and retention of qualified employees and other personnel. Competition for exploration and mining resources at all levels is highly cyclical and can quickly become very intense, particularly affecting the availability of manpower, drill rigs and supplies. Recruiting and retaining qualified personnel in the future is critical to the Company’s success. As the Company explores its Avino Mine and San Gonzalo Mine and other properties, the need for skilled labour will increase. The number of persons skilled in the exploration of mining properties is limited and competition for this workforce is intense. The exploration and other initiatives of the Company may be significantly delayed or otherwise adversely affected if the Company cannot recruit and retain qualified personnel and/or obtain other exploration and mining resources as and when required.

Limited and volatile trading volume.

Although the Company’s common shares are listed on the NYSE American, the Toronto Stock Exchange, referred to as the “TSX” (the Company graduated from the TSX Venture Exchange on January 8, 2018), the Frankfurt Stock Exchange, referred to as the “FSE”, and the Berlin Stock Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their common shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

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

The Company is a reporting issuer in all of the Provinces of Canada, except for Quebec, a foreign private issuer with the SEC and is listed on the Toronto Stock Exchange (the Company graduated from the TSX Venture Exchange on January 8, 2018), under the symbol “ASM”, on the NYSE-American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”. The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

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

B. Business overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver, gold, and copper exploration, extraction and processing. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the “Avino Mine”). From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of a smelter. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver, and began acquiring silver properties in North America. The Company acquired the Eagle property in Canada’s Yukon Territory and the Aumax silver and gold property in British Columbia. Each property produced encouraging assays for silver through drilling and sampling, however, in late April 2012, the Company relinquished its interest in the Aumax silver and gold property to focus on its property in Mexico. In October 2014, Avino acquired the past producing Bralorne Gold Mine in British Columbia as a wholly owned subsidiary. The Avino Mine in Mexico, the Bralorne Mine in British Columbia, and surrounding mineral leases continue to hold silver and gold potential. The Company also has an Option Agreement with Alexco Resources Corp. on its wholly-owned Eagle Property located in the Yukon Territory. These properties, along with other silver and gold projects, will remain the Company’s principal focus for the foreseeable future.

Presently, the Company is an exploration-stage company pursuant to SEC Industry Guide 7 as it has not yet established mineral reserves. On October 1, 2012, the Company declared that extracting and processing resources at levels intended by management had been achieved at the San Gonzalo Mine. The decision was based on the following criteria:

•	All major capital expenditures to bring the San Gonzalo Mine into the condition necessary for it to be capable of operating in the manner intended by management had been completed;
•	The Company completed testing of the mine plant for a significant period of time and tuned it to a level appropriate for efficient profitable operations;
•	The Company proved the ability to produce a saleable bulk concentrate – this was established by conducting the bulk sample program in 2010 and 2011;

•	The mine is operated by the Company’s own operating personnel with the exception of underground mine advancement for which it uses a mining contractor to achieve more efficiency;
•	The mill has reached the pre-determined percentage of design capacity which is 250 tpd for processing San Gonzalo mineralized material;
•	Mineral recoveries are at and above expected extracting and processing levels; and
•	The Company has demonstrated the ability to sustain ongoing extraction and processing of mineralized material at a steady level.

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

In the second quarter of 2016, the Company declared that effective April 1, 2016 extracting and processing resources at levels intended by management had been achieved at the Avino Mine following an advancement and test period of 19 months. The decision was based on the following criteria:

•	All critical capital components have been acquired and installed to achieve desired mining and processing results;
•	The necessary labor force, including production and development mining contractors, has been secured to mine and process at planned levels of output;
•	The mill has consistently processed at levels above design capacity and budgeted production levels of 1,250 tpd with consistent recoveries and grades; and
•	As previously disclosed, the Company has entered into a long term sales agreement with Samsung C&T U.K. Limited (“Samsung”). Further, Samsung has provided Avino with a term facility which has provided capital to facilitate further expansion and development of the Avino Mine.

The above factors were considered in making the decision that extracting and processing resources at levels intended by management had been achieved as at April 1, 2016, and management is confident that its decision is appropriate and accurately reflects the stage the Company is in.

On July 8, 2014, Avino acquired a 33.33% interest in Bralorne from an unrelated party on the open market for cash consideration of C$2,660,000 in connection with its intention to acquire all of the outstanding common shares of Bralorne. With the acceptance of the TSX-V, Avino also made a C$1,250,000 loan to Bralorne (in three tranches) to provide immediate working capital. The loan carried interest at 12% per annum, and the principal amount and accrued interest were secured by a general security agreement against all of the assets of Bralorne. On October 20, 2014, under the plan of arrangement, Bralorne shareholders received 2,636,845 common shares of Avino, resulting in Bralorne becoming a wholly-owned subsidiary of Avino. All unexercised outstanding stock options of Bralorne were cancelled, and Bralorne’s common shares were delisted from the TSX Venture Exchange and the OTCQX.

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

Avino’s remaining Mexican properties other than San Gonzalo and Avino as well as its Canadian properties are all in the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of these properties, further geological work will need to be done, and based upon the results of that work a final evaluation will need to be made to conclude on economic and legal feasibility. The Company is currently focusing on extracting and processing resources at the San Gonzalo Mine and the Avino Mine, and exploration of the Avino property in Mexico and the Bralorne Mine project in British Columbia, Canada. The Company’s other Canadian properties are not deemed to be material and are subject to care and maintenance for further exploration and evaluation, if any.

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

Seasonality

Certain of our operations are conducted in British Columbia and the Yukon Territory. The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in our operations. As a result, the preferable time for activities in these regions is spring and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restrictions being imposed to monitor the risks of forest fires.

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

Governmental Regulation - British Columbia

The Bralorne Mine holds a Mining Permit M-207 under the Mining Act of British Columbia as administered by the Ministry of Energy, Mines and Petroleum Resources (“EMPR”). A permit amendment for Permit M-207 was received in November 2017 updating the Permit to current standards and allowing the company to restart the Bralorne Mine at 100 tons per day, which included incorporation of the updated Interim Closure and Reclamation Plan (“ICRP”). An additional permit amendment to Permit M-207 to allow for expansion beyond the 100 tons per day is currently being worked on by the Company.

The Bralorne Mine holds an emissions Permit 14479 and an effluent Permit 14480 under the Ministry of Environment (British Columbia). Both environmental Permits are current. Bralorne Mines has applied for a Permit amendment for expanded water treatment under the effluent Permit 14480. The Permit amendment is underway with the Technical Assessment Report submitted.

Mining activities in British Columbia are subject to the Mines Act and the Health, Safety and Reclamation Code (the “Code”), which are administered by the EMPR, and in particular its Mines and Minerals Resource Division, as well as the Chief Inspector of Mines. Mining permits are issued upon meeting certain conditions, including the provision of a security reclamation bond, and mining activities are regularly inspected for compliance with the Code.

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

D. Property, plant and equipment

The Company is extracting resources and processing it to yield a bulk silver/gold concentrate at the San Gonzalo Mine and a copper concentrate from the Avino Mine, both of which are located on the Avino property in Durango, Mexico. The Company is also exploring options to re-process a large tailings resource left from past mining on the Avino property. In addition, we have optioned the Eagle Claims in the Yukon to Alexco Resource Corp. and are exploring our remaining gold and silver projects in Canada.. All of the Company’s mineral property interests in Canada are wholly-owned by the Company. In Mexico, the Company has a 99.67% interest in Avino Mexico, a Mexican company which is involved in the mining of commercial resources and resource exploration and evaluation, including the operation of the Avino and San Gonzalo Mines.

The Company owns and manages its Canadian properties. Exploration in Canada is focused on the Bralorne Mine project in southwest British Columbia which was acquired by the Company in 2014. The Bralorne Mine project is considered in the advanced exploration phase and extracting and processing resources at trial levels took place between 2011 and 2014. In addition to the Bralorne Mine project, Avino has in recent years conducted limited prospecting, trenching and drill programs on the Eagle (which has been optioned to Alexco Resource Corp.), Olympic-Kelvin, and Minto properties.

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

The nearest major city is Durango, with a population of approximately 600,000. Durango is a major mining center in Mexico where experienced labour and services can be obtained. The two towns nearest the mine are Pánuco de Coronado and San José de Avino, where the majority of the employees live while working at the mine. Pánuco de Coronado has a population of approximately 12,000, and San José de Avino is a small center with a population of less than 1,000.

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

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino must pay to Minerales the sum of $250,000, by the issuance of common shares of Avino. Avino will have a period of 24 months for the development of mining facilities.

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

Minerales has also granted to Avino the exclusive right to purchase a 100% interest in the concession at any time during the term of the Agreement (or any renewal thereof), upon payment of $8 million within 15 days of Avino’s notice of election to acquire the Property. The purchase would be completed under a separate purchase agreement for the legal transfer of the concession. This agreement replaces all other previous agreements.

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

During 2017, underground advancement totaled 2905 metres with the ramp advancing to level 16.5. Breakdown of the advance consisted of 961 metres of drifts, 287 metres of ramp, 1,375 metres of crosscuts and 283 metres of raises. Production mining with the Trac Drill took place on all the developed levels up to level 15. Some mill feed from development mining came from levels 15.5 and 16.

The Avino Mine has been the subject of two mineral resource estimates, the most recent of which was published on October 28, 2016; please see the section below on Mineral Resource Estimates for more details.

Tailings Resource

Avino continues to explore options for exploiting the mine’s tailings resource left from past mining of the Avino Vein. The tailings are situated approximately 500 m west-southwest of the main shaft to the main Avino mine.

This asset includes oxide and sulphide tailings, each requiring separate treatment methods. The tailings resource was created during between 1976 and 2001 during Avino’s previous operation from both open pit (oxide tailings) then later underground (sulphide tailings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

The existing tailings storage facility is presently being used in connection with the operation of Mill Circuits 1, 2, and 3. In 2017, the Company continued to evaluate plans to build a new tailings storage facility which is necessary to allow the existing TSF to be decommissioned, which will enable Avino to begin assessing the upper sulphide bench as well as the lower oxide bench in areas that are currently being used to store tailings from our active operations. The assessment work is part of the recommendations contained in a 2013 technical report intended to advance the Tailings Resource towards a production decision for an agglomerated heap leach Merrill-Crowe precipitation operation.

The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. For further details regarding the oxide tailings, please see the sections below titled: Mineral Resource Estimates and Preliminary Economic Assessment on the Oxide Tailings Resource or the Company’s Technical Report on the Avino Property, dated April 11, 2017.

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

Discussions with CFE, the federal electricity commission in Mexico, on a new 34.5kV power line were completed in 2014 along with a study covering the proposed locations of towers and power poles. Additionally, in October 2014, CFE informed the Company that it had completed internal upgrades to several transformers that would enable CFE to provide Avino with sufficient grid power to operate all three mill circuits and both underground locations in the interim period prior to the commissioning of the new power line. Construction of the new power line was completed in 2015; and energized in June 2016. The new line is now fully functional at the design capacity of 5 megawatts (“MW”). Current power consumption at the mine is approximately 2MW, leaving sufficient additional power for near-term expansion projects that are currently being organized, such as the Oxide Tailings Heap Leach/Merril-Crowe Precipitation Project (which would require 1 MW) and expansion of the processing plant, which will require a further 1 MW.

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

Circuit #	Operating Throughput (TPD)	Sources of Mill Feed	Operating Status
1	250	San Gonzalo Mine (“SG”)	Now Online
2	250	Avino Mine Stockpiles, SG, Avino Mine*	Now Online
3	1,150	Avino Mine*	Now Online
4	1,150	Avino Mine	Online in 2018

•	Circuit 1 is expected to continue to process high-grade mill feed from the San Gonzalo Mine.
•	Circuit 2 is expected to continue to primarily process mineralized material from the Avino Mine.
•	Circuit 3 is expected to continue to process mineralized material from the Avino Mine.
•	Circuit 4 is expected to process mineralized material from the newly discovered San Luis area of the Avino Mine.

______

*No feasibility study or preliminary economic assessment has been carried out on the Avino Mine and San Gonzalo Mine resources. The Company has determined extraction and processing of resources at levels intended by management without undertaking any further formal studies.

In January 2017, Avino announced plans to further expand the mill to an overall throughput capacity of 2,800 tonnes per day. The addition of Mill Circuit 4, which will be an exact duplication of Mill Circuit 3, commenced in January 2017, and was expected take approximately one year to complete. As at the end of December 31, 2017, Mill Circuit 4 was approximately 90% complete. The outstanding items at year end were the installation of the filter press for the concentrate and the flotation cells. Circuit 4 is expected to be completed by the first quarter of 2018 with commissioning to take place using mill feed from the historic Avino Mine stockpiles. It is planned that Mill Circuit 4 will be used to process material from the San Luis area of the Avino Mine.

Mining Fleet

To operate the Avino and San Gonzalo Mines, Avino’s mining fleet currently consists of 3 front end loaders, a D6R Cat dozer, 12 scoop trams, 5 jumbos, 2 combination backhoe and rock breakers, 2 excavators, a forklift, 2 surface and an underground diamond drill, 2 mini loaders, a CAT grader suitable for both surface and underground, 20 contractor provided haulage trucks, a shotcrete machine, a welding machine, 32 light service passenger vehicles, a contractor provided water truck, a 15 tonne capacity contractor provided truck to distribute explosives and a contractor provided fuel truck, 3 power generators, 8 air compressors, a mobile crane, a mobile crushing plant and an ambulance.

Costs Incurred to Date

The table below for the years ended December 31, 2011 to December 31, 2017 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements for the periods ending on such dates. The financial data presented for the 2006 to 2009 fiscal years was prepared in accordance withCanadian GAAP and is not comparable to information prepared in accordance with IFRS.

	Exploration and Evaluation Expenditures		Capital Expenditures	Operating and Administrative Expenses*	Total
2006	62,018		15,744	3,448,195	3,525,957
2007	2,319,761		786,951	878,987	3,985,699
2008	1,441,057		76,345	1,286,880	2,804,282
2009	305,848		268,929	639,383	1,214,160
2010	1,849,081		326,121	1,116,673	3,291,875
2011	4,513,600		1,458,656	3,975,071	9,947,327
2012	2,400,011		951,137	1,939,638	5,290,786
2013	2,687,076		4,001,633	3,993,448	10,682,157
2014	3,099,462		7,317,986	3,434,275	13,851,723
2015	1,309,761		3,946,820	3,199,877	8,456,458
2016	3,867,285	(1)	4,600,829	4,940,479	13,408,593
2017	1,055,264		7,560,344	5,328,660	13,944,268
Total	24,910,224		31,311,495	34,181,566	90,403,285

___________

*Operating and administrative expenses do not reflect other income or expenses or other comprehensive income or loss.

(1) Before concentrate sales of $4,587,005 capitalized to exploration and evaluation assets prior to commencement of production effective April 1, 2016.

Below is a table summarizing the estimated planned future costs for 2018. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Operating Expenses	Capital Expenditures	TOTAL
2018	$29,600,000	$14,500,000	$45,100,000

Mineral Reserve Estimates

There are currently no mineral reserves on the Property.

Mineral Resource Estimates

Below is a summary of current mineral resources at the San Gonzalo and Avino Mines as well as the oxide tailings resource (as reported in the April 11, 2017 Technical Report on the Avino Property, Durango, Mexico) grouped into the measured, indicated and inferred categories. The effective date of the resource estimates is April 11, 2017.

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

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” incorporated by reference into National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

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

Preliminary Economic Assessment on the Oxide Tailings Resource

An update to the Preliminary Economic Assessment (“PEA”) on the Oxide Tailings Resource was published in the April 11, 2017 Technical Report on the Avino Property, Durango, Mexico.

The PEA incorporated Base Case metal prices of $18.50/oz silver, and $1,250/oz gold. Highlights of the Base Case economic estimates for the Oxide Tailings Resource are shown in the following table:

The PEA focuses on the Oxide Tailings Retreatment of the Avino mine as a stand-alone project with an initial 7 year life of mine plan (“LOMP”). The Sulphides will be considered during the pre-feasibility study stage, and evaluated as to their own economic viability. This approach provides attractive economic returns using lower initial capital costs.

The Financial results for the base case are presented in the table below:

Description	Base Case
Gold Price ($/oz)	1,250
Silver Price ($/oz)	18.5
Total Payable Metal Value ($’000)	148,892
Refining ($’000)	6,123
Transportation, Insurance ($’000)	214
At-mine Revenue ($’000)	142,555
Operating Costs ($’000)	47,034
Operating Cash Flow ($’000)	95,521
Pre-production Capital ($’000)	24,363
Sustaining Capital ($’000)	4,352
Salvage Value ($’000)	-861
Reclamation Cost ($’000)	606
Total Capital Expenditure, Including Reclamation and Salvage ($’000)	28,460
Cash Operating Costs ($/oz Ag Payable, net of Au credit)	2.21
Capital Costs ($/oz Ag Payable)	4.85
Total Costs ($/oz Ag Payable)	7.07
Net Cash Flow ($’000)	67,061
Discounted Cash Flow NPV ($’000) at 5.00%	48,922
Discounted Cash Flow NPV ($’000) at 8.00%	40,554
Discounted Cash Flow NPV ($’000) at 10.00%	35,786
Payback (years)	2.0
IRR (%)	48.4

The life of project average material tonnages, grades and metal production are shown below:

Description	Value
Total Tonnes to Mill	3,122,000
Design Annual Tonnes to Mill	500,000
Plant availability	90%
Mine Life (Years)	7
Average Grades
Gold (g/t)	0.43
Silver (g/t)	87.75
Total Production
Gold (ozs)	33,000
Silver (ozs)	6,173,000
Average Annual Production
Gold (ozs)	4,660
Silver (ozs)	881,920

•	Excluding 1 year pre-production

PEA Study Parameters and basis of Financial Evaluations

The production schedule was incorporated into the 100% equity pre-tax financial model to develop annual recovered metal production from the relationships of tonnage processed, head grades, and recoveries.

Gold and silver payable values were calculated utilizing base case metal prices. Net invoice value was calculated each year by subtracting the applicable refining charges from the payable metal value. At-mine revenues are then estimated by subtracting transportation and insurance costs. Operating costs for mining, processing, and G&A were deducted from the at-mine revenues to derive annual operating cash flow.

Initial and sustaining capital costs as well as working capital have been incorporated on a year-by-year basis over the mine life. Salvage value and mine reclamation costs are applied to the capital expenditure in the last production year. Capital expenditures are then deducted from the operating cash flow to determine the net cash flow before taxes.

Initial capital expenditures include costs accumulated prior to first production of dore. Sustaining capital includes any capital expenditures required during the production period. Initial and sustaining capital costs applied in the economic analysis are US$24.36 million and US$4.35 million, respectively.

The Company cautions that the PEA is preliminary in nature in that it is based on Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Sensitivity Analysis

Sensitivities of the project’s NPV, IRR and payback period to the Project key variables were investigated. Using the base case as reference, all of the key variables were changed between -30%/+30% at a 10% interval while holding the other variables constant. The project NPV is most sensitive to the silver price, and in descending order gold price, operating costs; and capitals costs. The project IRR is most sensitive to the capital costs and the silver price, followed by the gold price and operating costs and the gold price. The payback period is also most sensitive to the silver price, followed by capital costs, operating costs and the gold price.

Post-Tax Economic Analysis

Avino commissioned an independent accounting firm in Mexico to prepare the tax component for the post-tax economic evaluation for this updated PEA with the inclusion of applicable income and mining taxes, and the results are as follows:

•	Federal income taxes in Mexico are calculated using the currently enacted corporate rate of 30%
•	A special mining duty (SMD) of 7.5% is applied to net profits and is paid annually and is deductible for tax purposes, resulting in an effective tax rate of 5.25%
•	At the base-case gold and silver prices, the total estimated taxes payable are $26.32 million over the 7 year LOM, as shown below:

	Unit	Base Case
Gold	$/oz	1,250
Silver	$/oz	18.50
Extraordinary Mining Duty	$ million	0.71
Special Mining Duty	$ million	7.16
Income Tax	$ million	18.45
Total Tax	$ million	26.32

Summary of Post-tax Financial Results

	Unit	Base Case
Gold	$/oz	1,250
Silver	$/oz	18.50
Undiscounted NCF	$ million	40.74
NPV (at 5%)	$ million	28.01
NPV (at 8%)	$ million	22.19
NPV (at 10%)	$ million	18.8
IRR	%	32
Payback	Years	2.6

Capital and Operating Costs

All estimates are based on mining the Oxide Tailing resource only. The total capital costs including reclamation and salvage are estimated to be $28.5 million. The process operating costs include agglomeration, heap leaching, followed by Merrill-Crowe refinery plant to produce a silver/gold doré. The operating cost estimate is reported in US dollars with an exchange rate of Mexican Peso to US Dollars at 12.5. The operating cost estimate is sensitive to the exchange rate. The annual operating costs include:

•	Staffing and maintenance manpower
•	Power consumption based on the estimated power drawn by the equipment
•	Reagent consumption rates and associated costs have been based on recent prices received from reagent suppliers
•	Estimated maintenance cost

The operating cost summary for the processing facility and the G&A costs is based on a processing design rate of 1,370 t/d (500,000 tonnes per year) with an availability of 90% and 365 operating days per year resulting in an effective annual production rate pf 450,000 tonnes.

The yearly average annual operating cost for the process facilities is estimated to be $15.06/tonne of tailings treated at the processing rate of 1,370 tonnes per day, as shown in the table below:

Operating Cost Summary:

Description	Personnel	Unit Cost ($/treated)
Mining	15	1.13
Process	39	12.53
G&A	11	1.41
Total Operating Cost	65	15.06

Mineral Processing, Metallurgical Testing and Recovery Methods

Tetra Tech used the estimated grade values and test work results as reported by MineStart Management Inc. (MMI) and Process Research Associates Ltd. (PRA), who conducted the metallurgical tests, to develop the process flowsheet. The investigated metal recovery methods included gravity separation, flotation, tank cyanide leach, and heap leach processing options. According to preliminary economical evaluations, a heap leach followed by gold and silver recovery using Merrill Crowe process was selected for the PEA study.

Mining Methods

The oxide tailings mineral resource will be mined/moved using a conventional truck/loader surface mining method. The Production cycle consists of loading and trucking. The Loading/trucking operations will be conducted in two 12 hour shifts per day. A 3.85 m3 rated (5.0 yd3) front-end loader will be used to load three, 24 tonne articulated trucks that will either deliver the sulphide tailings to the sulphide waste stockpile or the oxide tailings to the oxide tailings hopper. The Production schedule has been developed for the oxide tailings based on a treatment rate of 500 kt/a, this would be equivalent to a throughput rate of 1,370 t/d. This will give an overall project duration of approximately eight years. This eight-year period includes a one-year pre-production period and excludes the time required for remediation of the heap after the leaching process has been completed. Only oxide tailings will be considered for treatment while sulphide materials will be considered waste at this time. The LOM total oxide tailings materials treated is 3.12 million tonnes with average grades of 87.75 g/t silver and 0.43 g/t gold.

Environmental

Environmental parameters, permits and registrations, and environmental management strategies that may be required for the Project will be summarized in the technical report. Permits and authorizations required for the operation of the Project may include an operating permit, an application for surface tenures, a waste water discharge registration, a hazardous waste generator’s registration, and an Environmental Impact Assessment (EIA) or Evaluación de Impacto Ambiental. Acid-base accounting (ABA) tests have indicated that mild acid generation may already have started on the tailings dam. A gap analysis and additional tests to further characterize current conditions of the tailings should be completed to properly design a tailings management plan.

Mineral Resource Discussions

Oxide Tailings

A mineral resource was estimated for the oxide tailings generated from prior historical mining operations, using ordinary kriging (OK) interpolation and uncapped grades. The assay values for this estimate are based on 28 drill holes, which were completed on the tailings by CMMA in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. The oxide tailings are estimated to contain a 2.34 Mt inferred mineral resource at a grade of 91.3 g/t silver and 0.54 g/t gold, with a 50 g/t silver cut-off. The entire resource is classified as an inferred mineral resource, based on the historical nature of the drilling (prior to the institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements). Verification samples collected confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign and confirmed that the Mine’s lab assays are not materially different from those of external labs. It is QG Australia (Pty) Ltd.’s opinion that the oxide tailings sampling data are considered sufficient to support the purpose of the Technical Report and a current inferred mineral resource.

Mineral Resources

The Company’s August 2016 mineral resource estimate was used as the resource base for the PEA. This new estimate includes data from 57 holes drilled during the last two years. Due to closer drill hole spacing, there is sufficient information to justify elevating 1,330,000 tonnes of the previous 2,340,000 tonnes of inferred resources to the indicated category. However, there is still an additional inferred resource of 1,810,000 tonnes in the new estimate. The oxide tailings resource is accessible on surface and contains significant gold and silver grades. The resource estimate used in the PEA for the oxide tailing resource is outlined in the table below at a cut-off grade of 50 AgEQ g/t.

Measured & Indicated Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu%	Ag Million Tr Oz	Au Thousand Tr Oz	Cu T
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	4.2	19.8	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	5.1	25.6	0

Note on Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable to them to be categorized as mineral reserves. At this time there is no certainty that the results of the PEA will be realized.

Recommendations

The Technical Report contains the following recommendations for further work:

Resource Estimates

In order to improve confidence in the inferred mineral resource of the oxide tailings and evaluate the overlying sulphide tailings, a sonic drill program of 90 holes with 50 m x 50 m drill collar spacing totaling 1,800 m is recommended.

Resource estimates for the ET Zone of the Avino vein, the San Gonzalo vein and tailings should be completed for mine planning purposes.

The drill hole database should be consolidated and mining depletions updated before the estimation is performed.

Process

Take sufficient amounts of samples from both oxide and sulphide tailings to obtain representative samples for assay and metallurgical test work to confirm the grade of the deposit and the recovery of silver and gold from the heap leach process.

Use the results from the metallurgical test work program to confirm/define the duration of leaching on the pad, the reagent consumption values and the silver and gold precipitation efficiencies.

Investigate the metallurgical performance of the sulphide tailings materials and develop the process method for the sulphide tailings materials, including co-processing the sulphide tailings with the oxide tailings.

Environmental

A detailed trade-off study should be undertaken to characterize current conditions of the sulphide tailings and to determine whether the re-treatment of this material would contribute to the profitability of the Project.

Qualified Person(s)

The Qualified Persons as defined by NI 43-101, who supervised and are responsible for the Technical Report on the Oxide Tailings Retreatment of the Avino Mine, and have reviewed the scientific, technical and financial content of this Annual Report, are Hassan Ghaffari, MASc., P.Eng., P.Eng, Jianhui Huang, PhD., P.Eng, of Tetra Tech Canada Inc., Sabry Abdel‐Hafez, PhD., (previously with Tetra Tech Canada Inc.) and Michael O’Brien P.Geo., Pr.Sci.Nat., who is an employee of QG Australia Pty Ltd (an ARANZ Geo Company) and independent of Avino, as defined by Section 1.5 of NI 43-101.

San Gonzalo Mine – Resource Depletion

The mineral resource estimate at San Gonzalo factors in depletion from ongoing mining activities up to the effective date of August 31, 2016. Between the effective date and December 31, 2017 a total of 117,298 tonnes were extracted.

Avino Mine – Resource Depletion

The mineral resource estimate at San Gonzalo factors in depletion from ongoing mining activities up to the effective date of August 31, 2016. Between the effective date and December 31, 2017, a total of 539,206 tonnes were extracted.

Exploration - Avino Vein

Early Drilling (Prior to Mine Closure), 1968 to 2001

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

In September 2016, Avino began an exploration diamond drilling program between the San Luis Mine, which was last mined in the 1990’s, and the ET Mine, which is the area of current production; both areas are part of the Avino Mine. The area between the two mines is approximately 300 metres long and 220 metres deep and was recently the subject of a geological review where it was determined that the main Avino vein showed economically viable values, was open at depth and was largely underexplored. The 22-hole program, comprising approximately 3,374 metres, was extended from the original 18-hole program to fully evaluate the tonnage and the grade of the new area of the Avino Vein System and was completed in August 2017. The drill results support the continuation of the extensive Avino vein system. This new area is close to surface and accessible from the existing Avino Mine underground workings.

Additional drilling around the Avino Vein in 2017 was focused on the El Chirumbo and San Juventino areas. The historic El Chirumbo area is located at the east end of Avino vein and was previously mined prior to 1940 and is characterized by gold rich mineralization in narrow veins. In 2017, 10 diamond drill holes were completed totalling approximately 2,000 metres. An additional five holes totalling 1,300 meteres were drilled at the San Juventino area which is located where the Avino-San Juventino and Footwall Breccia intersect north of the main Avino Vein system.

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

In 2017, seven holes were drilled at the Guadalupe area totalling 936 metres. The Guadalupe area is located on surface at the west end of the San Gonzalo mine.

Reclamation

The Company has mine closure and reclamation plans for the Avino and San Gonzalo Mines and has estimated the undiscounted value of reclamation at approximately $1.3 million for the Avino Mine and approximately $0.3 million for the San Gonzalo Mine as at December 31, 2017.

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

	2017		2016		2015
	San Gonzalo	Avino Mine (1)	San Gonzalo	Avino Mine (1)	San Gonzalo	Avino Mine (1)	Avino Mine Stockpiles (1)

Processed
tonnes	81,045	460,890	115,047	429,289	121,774	389,191	6,922
Grade
Gold (g/t)	1.32	0.52	1.25	0.42	1.48	0.28	0.71
Silver (g/t)	269	64	267	67	279	65	87
Copper (%)	N/A	0.5	N/A	0.5	N/A	0.63	0.19

Concentrate Produced
tonnes	3,167	9,782	4,115	9,390	4,517	8,958	99.98
Grade
Gold (g/t)	26.27	16.72	25.9	12.23	28.34	9.24	29.78
Silver (g/t)	5,800	2,560	6,220	2,620	6,237	2,449	3,926
Copper (%)	N/A	20.28	N/A	20.32	N/A	23.93	N/A

Concentrate Sold
tonnes	2,895.08	9,139.73	3,229.97	10,761.81	4,481.94	7,695.15	236.681
Grade
Gold (g/t)	17.16	16.27	20.56	11.48	27.409	10.113	28.129
Silver (g/t)	5,129.31	2,381.36	5,175.13	2,448.42	5,776.91	1,947.82	3,320.44
Copper (%)	n/a	18.38%	n/a	19.01	N/A	23.3	7.68

Average Realized Pricing (US$/oz)
Gold ($/oz)	1,270.75	1,267.09	1,249.70	1,257.91	1,144.62	1,130.49	1,205.76
Silver ($/oz)	17.01	17.07	17.09	17.74	15.43	15.03	16.12
Copper ($/lb)	n/a	2.84	n/a	2.19	N/A	2.31	2.49

________

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

Assets include underground mining equipment, tailings storage facility, water treatment plant, and associated surface shops, accommodation and office buildings. Historically, the property was permitted for extracting and processing resources at a rate of up to 450 tonnes (approximately 500 tons) per day. More recently, the mine was permitted to operate at 100 tons per day until its shutdown in 2014. On October 21, 2016, Avino announced the results of an updated NI 43-101 resource estimate for the Bralorne property. The resource estimate has been included in an updated NI 43-101 technical report, prepared by Kirkham Geosystems Ltd., which was filed on SEDAR and EDGAR on October 27, 2016 and is discussed in more detail in the Resource Estimate section below. Continued exploration and trial mining is planned with the aim of lowering costs and outlining sufficient additional resources for an expansion of activities.

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

The property is situated as illustrated in the figure below:

The community of Bralorne lies in the centre of the property. This town site was built to support historic mining operations and now has about 70 full-time residents. The community of Gold Bridge lies 11 kilometres northwest of Bralorne and including the surrounding area has a population of approximately 50. There are limited facilities in Gold Bridge, including two motels, a restaurant, gas station, grocery store, and one school covering kindergarten to grade seven levels. Additional services are available in Lillooet or Pemberton.

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

Mineral Concessions and Agreements

There is an underlying agreement on twelve Crown grants in which the Company is required to pay 1.6385% of Net Smelter Proceeds of Production from the claims, and has to pay fifty cents (C$0.50) per ton of material produced from these claims if the material grade exceeds ¾ (0.75) ounce per ton gold. No extraction or processing has come from these claims in the past and none is planned in the near future. The Crown grants subject to this agreement include:

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

DL 5484 Polnud (Lot 20)

DL 5582 Millbank

DL 7883 Cora Fr (Lots 3, 4, 6, and 7 – no Crown granted mineral claim, surveyed lot only)

Claim Staking and Mineral Tenure in British Columbia

Crown granted mineral claims are legacy claims in British Columbia that confer rights to subsurface minerals. The Crown granted claims are subject to the Mineral Land Tax Act, which requires the owner to pay to the BC Ministry of Finance a tax at C$1.25 per hectare up to a holding of 20,235 ha if no commercial production has been declared to maintain the claims in good standing for one year. The total annual tax payable for all of the Crown granted mineral claims in the Bralorne property was C$2,248.37 in 2016. All of BGM’s Crown granted mineral claims are in good standing until July 2017 and it is expected that the annual taxes will be paid again prior to that date.

Reverted Crown grants are treated the same as mineral cell claims in terms of holding costs. Below is the required work value for mineral cell claims.

First and second anniversary years	C$5.00 per hectare per year
Third and fourth anniversary years	C$10.00 per hectare per year
Fifth and sixth anniversary year	C$15.00 per hectare per year
Subsequent anniversary years	C$20.00 per hectare per year

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

All of BGM’s reverted Crown granted mineral claims and mineral cell claims are in good standing with the first expiry date being September 23, 2026, with the exception of one mineral cell claim (tenure number 1051046) which has a good to date of March 29, 2018. It is expected that new exploration work prior to that date will be completed and work credit been applied to all claims to bring them to the same good to date as they are all contiguous. Alternatively, cash-in-lieu can be paid for this claim to extend the expiry date.

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

Bralorne Area Crown Grants owned by Avino Silver & Gold Mines Ltd.:

47

Bralorne Area Mineral Cell Claims and Reverted Crown Grants Owned by BGM:

This list is considered to be accurate as of March 20, 2018, according to the MTO database. Note that the Mineral Titles Online database lists only the reverted Crown Grants and the metric cell unit claims.

49

Map of Bralorne Property Concessions

507500
510000
512500
515000
517500
520000
5632500
5630000
5627500
5625000
5622500
Gold Bridge
Bralorne Mine
Pioneer Mine
BRALORNE
GOLD MINES LTD.
Crown Grants
Bralorne
Private
Unassigned
Mineral Cells
Bralorne
Bralorne (BRX)
Other
Surface Rights
Bralorne
Placer Claims
All Placer Cells
Tenure Boundary
BGM Claim Group
CG Exclusion (TBC)
CG Exclusion (TBC)
Other Lots
Surveyed Lots
Geography
Roads
Drainage
Contours
Bralorne Gold Mines Ltd.
Base Map with Tenure in UTM
Valid as of 06-Oct-2016
Drawn: 14-Oct-2016
Drawn By: PD
Scale 1:75,000 (UTM Zone 10; NAD83)
1000 0 1000 2000 m

History

The Bralorne property has an extensive history of exploration and mining, starting in the late 1800’s, when placer miners followed gold up the Fraser River and its tributaries and eventually discovered lode gold in the area of Cadwallader Creek. The first claims on the property were staked in 1896 and small scale production began in the area of the Pioneer Mine shortly thereafter. Larger scale commercial production from underground mining commenced in 1928, and production at Pioneer and Bralorne Mines was expanded to 450 tonnes per day at each mine. Bralorne subsequently merged with Pioneer and continued production until 1971, when operations were closed for economic factors when the gold price was fixed at $35 per ounce. The mine never ran out of gold mineralization.

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

2009-2015 Exploration, Development and Advancement Activity

BGM continued exploration and evaluation of the property between 2009 and 2014, and conducted diamond drilling, underground advancement plus trial mining and milling. The purpose of this work was to locate new gold resources and evaluate production at higher gold prices.

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

The Beacon 2012 technical report recognized that the Bralorne mine extracts and processes resources and has the potential for delineating additional resources below the area presently being mined. Thus, there is opportunity for continued extracting and processing and the potential for expanded extracting and processing should these resources be delineated. The process of resource expansion combined with operational expansion, if applicable, should be completed in a controlled manner. The recommended expansion program at the time of the 2012 technical report had a cost estimate of CAD $17,963,000 (Beacon Hill, 2012).

In October 2014, BGM was acquired as a wholly owned subsidiary of Avino Silver & Gold Mines Ltd. Under Avino’s ownership, BGM continued its trial mining program and carried out diamond drilling in the winter of 2014 and 2015.

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

The Bralorne underground mine is operated under EMPR Permit M-207. This permit was based on a mine plan for an underground operation of 100 tons per day.

Historic and recent underground advancement in the form of drifting, raising and stoping was carried out in the area of the discovery made in 2006 on the BK zone. Stope mining (stoping) was performed using the shrinkage method. In this approach, raises are driven in the material under geological control from the sill horizon at horizontal intervals dictated by the continuity of the material zone and connected to drifts at the upper end of the stope for access and ventilation. The material is excavated in horizontal slices from the bottom of the stope and advancing upwards. Part of the broken material is mined out of the stope and the remaining material acts as a working platform for mining the next lift and also to support the stope walls. Approximately 35 to 40% is drawn out during mining advancement and when all the material has been broken within a stope the remainder is extracted. This approach results in limited extraction during mining, but a significant increase in the extraction rate from each stope when all the material is broken. As a result of this process, a number of stopes will be in a breaking mode while a number will be in a pulling mode to ensure continuous feed to the plant.

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

Summary of underground exploration advancement – BK zone:

Year	Location	Type	Amount	Units
2009	BK Portal	Trackless Decline (11’x9’)	391.8	ft.
	Taylor Access	Trackless Drifting (track installed) (11’x9’)	431.0	ft.
	BK Exploration Raises	Raising (5’x5’)	216.2	ft.
2010	Taylor Access	Trackless Drifting (track installed) (11’x9’)	459.1	ft.
	8L BK (ext./DP)	Track Drift (6’x7’)	699.1	ft.
	BK Exploration Raises	Raising (5’x5’)	20.0	ft.
	BK Stope (lifts)	Stoping	4,434.6	tons
	8L North Drifting	Track Drift	245.0	ft.
	North Subdrifting	Subdrift	567.6	ft.
	North Slot Raises	Slot Raising in Stope	477.2	ft.
	North Vein Stoping	Stoping	650.6	tons
	Taylor Access	Underground Rehab	368.0	ft.
2011	BK Stope (lifts)	Stoping	7,966.7	tons
	North Slot Raises	Slot Raising in Stope	118.5	ft.
	North Stoping tons/slashes	Stoping/slashes	153.0	tons
	Alhambra DD Cutout	Cut out from track drift	11.7	ft.
	Pass Raise and Chute	Raising (6’x5’)	382.6	ft.
	Manway Raise	Raising (6’x5’)	90.4	ft.
	BK Portal Ramps	Trackless Decline / Incline (11’x9’)	1,560.1	ft.
	Alhambra Drift	Underground Rehab	222.7	ft.
	Sumps and Remucks	Trackless Drifting (11’x9’)	168.6	ft.
	BK Access	Trackless Drifting (11’x9’)	71.5	ft.
	BK Refuge	Trackless Drifting (11’x9’)	32.6	ft.
	BK Safety Bays	Jackleg Drifting (5’x6’)	66.0	ft.
2012	BK Portals	Trackless Decline / Incline (11’x9’)	472.0	ft.
	Sumps and Remucks	Trackless Drifting (11’x9’)	40.0	ft.
	BK Access	Trackless Drifting (11’x9’)	206.4	ft.
	BK Safety Bays	Jackleg Drifting (5’x6’)	20.0	ft.
	Extraction Drifts	Trackless Drifting (11’x9’)	370.0	ft.
	Drawpoints	Trackless Drifting (9’x9’)	199.0	ft.
	Drifts	Trackless Drifting (8’x9’)	1,652.1	ft.
	Stope Manway Raises	Raising (6’x5’)	693.1	ft.
	Manway Raises	Raising (6’x5’)	394.7	ft.
2013	BK Access	Trackless Drifting (11’x9’)	31.7	ft.
	Sumps and Remucks	Trackless Drifting (11’x9’)	6.0	ft.
	Exploration Raises	Raising (6’x5’)	876.4	ft.
	Stope Manway Raises	Raising (6’x5’)	65.2	ft.
	Drifts	Trackless Drifting (8’x9’)	443.8	ft.
	Subdrift	Trackless Drifting (6’x6’)	171.7	ft.
	Extraction Drifts / Drawpoints	Trackless Drifting (11’x9’)	462.5	ft.
	BK Portal	Trackless Decline / Incline (11’x9’)	134.9	ft.
	BK Stopes	Stoping	7,588.9	tons
2014	Drifts	Trackless Drifting (8’x9’)	1,791.0	ft.
	Extraction Drifts / Drawpoints	Trackless Drifting (11’x9’)	510.0	ft.
	Exploration Raises	Raising (6’x5’)	1,016.0	ft.
	BK Stopes	Stoping	20,953.9	tons
2015	BK Access	Trackless Drifting (11’x9’)	685.2	ft

The table below presents material mined, material processed, concentrate and doré bars produced, concentrate and doré bars sold, and average realized pricing for the Bralorne Mine property since the acquisition by Avino in October 2014:

2014 Bralorne Mine
Mined
tonnes	3,865
Gold (g/t)	7.4
Processed
tonnes	4,900
Gold (g/t)	3.97
Doré Bar Produced
Gold (oz)	291.84
Doré Bar Sold
Gold (oz)	428.85
Average Realized Pricing - Doré Bar
Gold ($/oz)	1,187.78
Concentrate Produced
tonnes	77.32
Gold (g/t)	120.00
Concentrate Sold
tonnes	108.72
Gold (g/t)	112.80
Average Realized Pricing – Concentrate
Gold ($/oz)	1,215.53

Recent Exploration, Development and Advancement – 2015 - 2017

During 2015 and 2016, Avino worked to provide a route to Bralorne’s growth with manageable sequenced capital expenditures. Independent mining engineers continued to review potential scenarios to develop a long term mine plan which includes a change to narrow vein long hole mining wherever possible, to replace the historic labor intensive shrinkage and cut and fill mining methods.

By mid-year of 2017 the Company completed its review of potential scenarios for developing an operating plan. The original plan was for the future start-up of a small tonnage operation, and during the course of work being completed, our onsite consultants identified ground and safety issues in the existing 800 level tunnel. It was determined that the 800 level needed rehabilitative work, and consultants were engaged to review and develop a plan for the repairs. In view of the proposed repairs, which would have restricted mine throughput, the consultant’s recommendations were to construct a new tunnel on the 800 level, due to the age and limiting size of the original main access tunnel. The future construction of a new 800 tunnel should allow earlier access to the resources below the 800 level.

The recommended new 800 level tunnel would be sized for mechanized equipment (4.5 metres x 4.5 metres) for the long term development of the mine to depth. The portal entrance would be near the mill, and replace the old 800 tunnel (2.5 metres x 2.5 metres) which was only accessible by small track equipment. The old tunnel would be made safe and would still be used for ventilation, secondary egress, and mine water drainage.

The proposed new mine plan also contemplates testing a different mining method, sub level long hole retreat mining on veins where the hanging wall, foot wall, and mineralization are conducive to this method, which should be safer and more productive than the shrinkage and cut & fill mining methods used in the past. Combined with the larger new tunnel, the mining operation should be more mechanized and efficient than in the past and enable operating at a higher mining rate.

During this past year, an independent consulting engineering firm has reviewed the processing plant and infrastructure to determine which buildings and equipment should be replaced. Most of the equipment was configured for a 100 ton per day operation and will need to be updated for the anticipated higher processing plant operating rate. Accordingly, new or refurbished equipment is being proposed for the processing plant. A separate crushing building is being considered for the plant, with separate fine ore storage, which will provide more space in the current mill building for the larger equipment being considered. Other building and surface infrastructure will either be upgraded to meet the current required capacity, or they will be removed / demolished, and replaced.

On November 3, 2017, the Company received an approved Permit Amendment from the EMPR. The Permit Amendment provides a comprehensive and responsible permit, which is updated to modern environmental and permitting standards, and is an important step in the Company’s strategic plan to re-open the Bralorne Gold Mine. With the receipt of this modern permit, the Company anticipates an easier and quicker transition to an amended permit that will allow for future expansion. A surface and underground drill program is set to begin in January of 2018.

The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful progressive relationships with its stakeholders. In 2017, Avino continued with the underground mining training for members of the St’at’imc communities, and the third training program with North Island College began in November in Pemberton, B.C. In addition to the training program through North Island College, Avino has been working with the Center for Training Excellence in Mining, the BC government, Thompson Rivers University, New Gold, Seabridge Gold and Sandvik, amongst others, on the development of the curriculum for a new accredited underground mining training program aligned with the Mining Industry Human Resources Council’s Canadian Mining Certification Program.

During 2017, Avino announced the signing of a non-binding Letter of Intent (“LOI”) to recognize the opportunity for collaboration and the establishment of joint ventures to allow the St’át’imc First Nations (the “St’át’imc”) to economically participate in the development and ongoing operations of the Bralorne Gold Mine project. St’át’imc Eco-Resources Ltd. is owned by 9 of the 11 St’át’imc Communities.

Tailings Storage Facility

The tailings storage facility (“TSF”) is permitted under the existing mine permit, M-207 with the Province of British Columbia, Canada.

Construction of the TSF commenced in 2003 and initial construction was completed in 2004. Tailings were deposited in the TSF up until December 2014. Approximately 32,000 tons of tailings were deposited in the TSF between April 2004 and November 2005, and a further 108,180 tons deposited between 2011 and 2014, for a combined total of approximately 140,000 tons deposited. The Concentrator Mill was temporarily shut down in December 2014. No tailings were produced or deposited in 2015-2016.

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

TetraTech EBA was contracted to design and oversee construction of a TSF raise. A Raise was constructed on the existing approximately 17m wide embankment crest in 2015. The Raise included a compacted key trench and a spillway in the design. Approximately 8600 cubic metres of material was used in the construction. The raised dam elevations vary between 991.422 masl and 991.500 masl. The spillway invert is at 990.9 masl and the required freeboard is 1 metre. Approval from British Columbia Ministry of Energy & Mines (now the Ministry of Energy, Mines & Petroleum Resources “EMPR”) to operate the TSF with the raise was received on 11 December 2015. However, holes drilled through the dam to install piezometers and check the quality of the material below the bottom of the dam in November of 2015 plus additional holes drilled in January of 2016 and subsequent geo-technical evaluation in early 2016 indicated that construction of a Buttress would be required along part of the dam to stabilize this area. Thus, the TSF could not be used to store water or tailings until the Buttress work was completed. This work was completed in August of 2016 and approval received for use in September of 2016.

With the raise in place, it was estimated by TetraTech EBA that there is capacity for 126,000 cubic metres of tailings storage when the design storm volume of 62,500 cubic metres is taken into account.

The third party Dam Safety Review by SRK Consulting was completed in December 2016.

Three seepage zones, north, south and middle, have been noted since impoundment of water within the TSF. Rates and quality of the discharge fluctuates seasonally. The water quality and volume flowrates have not exceeded the British Columbia Ministry of Environment (“MOE”) Permitted quality and flow limits.

Water level and water quality monitoring includes groundwater monitoring wells installed downstream of the TSF, standpipe and vibrating wire piezometers installed downstream and in the TSF embankment, and H flumes in the seepage ditches.

Tailings are delivered to the TSF from the mill by a tailings pipeline constructed of 3” diameter butt fused HDPE DR17 pipe. Tailings disposal requires pumping from the mill to the TSF by a multi-stage pump in the mill. The tailings pipeline crosses Cadwallader creek on a suspended wire crossing. New anchors for the crossing were engineered and installed in a project overseen by SNC Lavalin in 2015. New cables were also installed at this time. With the Company anticipating expanded mill throughput, the tailings pumps and tailings lines will need to be upgraded.

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

In 2017, Lorax carried out some hydro-geological work on surface and a review of the underground to determine whether there are any areas of inflow that could be mitigated, and this work is in progress.

In 2015 and 2016 maximum flows from underground reached 35l/s. The Pall System can treat this level of flow. The Water Tiger treatment system will be maintained as standby, which can treat another 8l/s. The water treatment system is used to minimize mine drainage water pumped to the TSF and can be used to treat TSF supernatant to further reduce TSF water levels. During 2017, the Pall System operated well.

The Interim Closure and Reclamation Plan (“ICRP”) and review process is underway and was completed in the first quarter of 2017. The new Water Treatment Plant (“WTP”) was enclosed in a new building in November to protect it from the elements, and was ready for freshet in early 2017. The work on the TSF, the ICRP, WTP and the strategic operating plan are all contributing to the Company’s goal of obtaining the permits from EMPR and MOE to resume processing and mining activities.

Project Infrastructure

The infrastructure at the Bralorne Mine is well developed. A 100 ton per day plant was in place and was operated from 2011 through 2014 on a trial basis, processing 100-120 t/d of material. In 2017, it was decided to remove all of the equipment for the 100 ton per day operation from the mill building to allow expansion for a larger processing plant. The access roads to the minesite are provincially maintained and open year-round. All other buildings on site are being reviewed for upgrading or replacement. The minesite has high speed internet communications.

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

There is also a second BC Hydro electrical service to the BK Mine which is rated 600V 400A and which supplies an estimated existing peak demand load of about 100 kVA. Engineering work in 2017 determined that there is sufficient power to expand the operating rate to about 500tpd with minimal capital expenditures.

Offices, Dry, Warehouse and Camp

The facilities at the Bralorne Mine were in good condition and were adequate for the past extracting and processing activities. The camp can house up to 45 people, however, with the Company planning and expansion, the camp will need to be expanded or a new one constructed.

Processing Plant

The process plant was a conventional flotation plant designed to produce both gravity and flotation concentrates. The quantity and quality of these processes were dependent on the material being treated. The plant, including the crushing circuit, was housed in a single building along with both coarse and fine material bins.

The crushing circuit was capable of 50 t/hr, and would operate with single shift crushing; however, feed storage was limited at 90t coarse material and 180t fine material (in two bins). The feed was reclaimed from the fine material bins and fed to a 6.5’ x 6’ ball mill fitted with a 150HP motor. The ball mill operated at 72% critical speed and drew 80HP at the pinion.

The feed to the mill was determined by belt cuts. Processing experience indicated that as tonnage was increased beyond approximately 3.7 t/hr (80 t/day), an excessive amount of pebble was rejected by the mill; this problem was addressed by the installation of a reverse spiral on the output trommel.

Mill discharge was passed over a jig. Jig tailing was cyclone feed, the cyclone underflow being returned to the mill and overflow reporting to the conditioning tank ahead of flotation.

The flotation circuit was conventional, the small 15 cu ft Minpro cells being supplemented by a single 100 cu ft Wemco cell which was used as the first rougher cell. Rougher and scavenger concentrates were cleaned to produce a final concentrate.

The tailings from the flotation circuit, representing final tailings, were pumped to the tailings storage facility using a four-stage pumping system.

The flotation concentrate was pumped to a concentrate thickener. This thickener was adequate at expected processing rates. Thickener underflow was pumped to a 4ft. drum filter. Filtered concentrate was bagged in super sacks for shipment.

During this past year, an independent consulting engineering firm has reviewed the processing plant and infrastructure to determine which buildings and equipment should be replaced. Most of the equipment was configured for a 100tpd operation and will need to be updated for the anticipated higher processing plant operating rate. Accordingly, new or refurbished equipment is being proposed for the processing plant. A separate crushing building is being considered for the plant, with separate fine ore storage, which will provide more space in the current mill building for the larger equipment being considered and all of the equipment for the 100 tpd mill has been removed. Other building and surface infrastructure will either be upgraded to meet the current required capacity, or they will be removed / demolished, and replaced.

Mining Fleet

The Bralorne mining fleet in 2017 includes an excavator, 2 loaders, 5 scoop trams, 3 electric locomotives with 5 mine cars, a rock breaker, a jumbo and an emergency transport vehicle. The excavator and one of the loaders were replaced with new ones and, two of the 5 scoops were replaced with new ones.

Costs Incurred to Date

The table below for the period from acquisition on October 20, 2014 to December 31, 2017 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements.

	Exploration and Evaluation Expenditures	Capital Expenditures	Operating and Administrative Expenses*	Total
2014	754,294	78,712	137,413	970,419
2015	6,976,189	1,054,829	5,868	8,036,886
2016	7,707,201	2,956,955	1,825	10,665,981
2017	11,490,870	243,291	2,135	11,736,296
Total	26,928,554	4,333,787	147,241	31,409,582

__________

*Operating and administrative expenses do not reflect other income or expense or other comprehensive income or loss.

Below is a table summarizing the estimated planned future costs for 2018. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Operating Expenses	Capital Expenditures	TOTAL
2018	$2,800,000	$1,700,000	$4,500,000

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

Resource Estimates – Methodology

The drill hole database was supplied in electronic format by Bralorne. This included collars, down hole surveys, lithology data, vein intersections and Au opt along with down-hole from and to intervals in imperial units. A total of 3,396 collars with 15,897 individual assays were supplied which included 321 drillholes, 2 trenches, 266 back samples, 1,187 face samples, 386 historic channels, 256 raises and 972 stope samples.

In addition, composites within the vein structures was supplied which is included 3,878 assay intervals with uncut Au opt and the application of a 3 opt top cut at varying stages.

A solid model of the 51bFW, 51bHW/FW, Alhambra, BK, BK-9870, BKN, Prince, Shaft, Taylor zones was supplied by Bralorne. These are based upon assay intersections, visual inspection and site knowledge.

Intersections were inspected against the corresponding solid for which it was assigned. The challenge for vein type deposits relate to geometric precision due to the lack of relative precision with the downhole and sample survey information. Therefore, although the intercepts may not exactly align with the vein solid, the composites are tagged to appropriate solid for use within the interpolation process. Once the solid volumes are created, they are used to code the drill hole and sample assays and composites for subsequent statistical and geostatistical analysis. In addition, these vein solids volumes are coded into the block model in order to derive a partial percentage which is important for weighting the calculations for volumes and tonnages. The solid volumes are also then utilized to constrain the block model by matching assays to those within the zones. The orientation and ranges (distances) utilized for search ellipsoids used in the estimation process were derived from strike and dip of the mineralized zone and site knowledge and on-site observations.

The composite database was supplied in electronic format by Bralorne. This included collars, down hole surveys and composite gold assays along with vein assignments.

It was determined that the 4’ composite lengths offered the best balance between supplying common support for samples and minimizing the smoothing of the grades. The 4’ sample length also was consistent with the distribution of sample lengths within the mineralized domains.

The method employed for capping was to limit the range of influence for gold values greater than 3 opt to 25 feet, which equates to the adjacent, adjoining two blocks. Outside of this range, the gold values are capped to 3 opt.

The block models are orthogonal and non-rotated with the exception of the Alhambra and the 51b models which are reflective of the orientation of each deposit. The block size chosen was 16’ x 4’ x 16’ for all models with the exception of the 51b veins which are 20’ x 20’ x 4’. These block sizes differ considerably from previous models which utilized significantly smaller blocks but the author feels that the larger block size is a better reflection of the distribution of the data.

The search strategy employed for all zones was using inverse distance squared (ID2) as the interpolator, using a 200’ omni-directional search with a minimum of 3 composites, a maximum of 9 and a maximum of 3 composites per drillhole.

The average bulk dry density for ore-grade mineralized vein is 12.1 ft3/ton (2.63 cubic meters per tonne). This is the value historically used on-site and is based measurements and on production experience. All tonnage calculation utilizes this value. It is recommended that densities be revised and continually verified.

Solids volumes have been created of the mined out areas that must be accounted for and extracted from the resource calculation. These volumes have been coded into the block model and utilized for resource reporting.

During the block model estimation process, the distance to nearest composite, average distance, number of composites and number of drillholes stored.

The following details the grid spacing for each resource category to classify resources are;

•	Measured

Note that based on the Canadian Institute of Mining (CIM) definitions, continuity must be demonstrated in the designation of measured (and indicated) resources; therefore, no measured resources can be declared based on one hole. The uncertainty based on current information suggests a spacing of 25 ft may be required to classify measured resources.

•	Indicated

Resources in this category could be delineated from multiple drill holes located on a nominal 50 ft square grid pattern.

•	Inferred

Resources in this category include any material not falling in the categories above, and within a maximum 100 ft.

The spacing distances are intended to define contiguous volumes, and they should allow for some irregularities due to actual drill hole placement. The final classification volume results typically must be smoothed manually to come to a coherent classification scheme. Subsequently, each of the zones were evaluated and digitized to insure continuity of the classification and eliminate the “spotted dog” effect.

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

Class	Measured			Indicated			Measured and Indicated			Inferred
	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces
51b FW	8,294	0.26	2,176	33,466	0.2	6,596	41,760	0.21	8,772	147,691	0.19	28,785
51bFW/HW	15,713	0.27	4,313	26,717	0.62	16,639	42,430	0.49	20,953	39,072	0.38	14,828
Alhambra	21,915	0.46	10,153	16,462	0.26	4,259	38,377	0.38	14,412	10,454	0.19	2,001
BK	-	-	-	50,501	0.33	16,822	50,501	0.33	16,822	50,430	0.16	8,064
BK-9870	-	-	-	5,754	0.53	3,058	5,754	0.53	3,058	7,327	0.27	1,986
BKN	-	-	-	37,546	0.36	13,569	37,546	0.36	13,569	46,972	0.30	14,007
Prince	-	-	-	-	-	-	-	-	-	12,790	0.17	2,138
Shaft	-	-	-	41,300	0.28	11,432	41,300	0.28	11,432	25,781	0.27	6,994
Taylor	-	-	-	15,455	0.16	2,510	15,455	0.16	2,510	23,010	0.22	5,097
Total	45,922	0.36	16,643	227,201	0.32	74,855	273,123	0.33	91,528	363,527	0.22	83,900

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

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” incorporated by reference into National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

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

Under National Instrument 43-101, BGM is required to disclose that it has not based its extracting and processing resources decisions on NI 43-101-compliant reserve estimates, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. BGM’s decision to extract and process resources, expand a mine, make other extracting- and processing-related decisions, or otherwise carry out mining and processing activities is largely based on internal non-public Company data, and on reports based on exploration and mining work by BGM and by geologists and engineers engaged by BGM.

Resource Depletion

Since the resource estimate was published on October 27, 2016, there has been no mining activity on the property.

Reclamation

On November 3, 2017, Bralorne received approval of the Interim Closure and Reclamation Plan (ICRP) through an Amended Mines Act Permit, M-207. The plan outlines Bralorne’s reclamation objectives for the Bralorne property which include:

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

Reclamation Projects in 2017 included field work for the Terrestrial Plan with Risk Assessment. The Terrestrial Plan will be completed in early 2018 and will inform pre and post-closure reclamation prescriptions.

The Preliminary Site investigation for 2 pre-closure reclamation areas was completed in 2017 by TetraTech. This was followed by a Risk Assessment and Feasibility study to determine the reclamation method and next steps. This report will be completed in early 2018.

In 2017, the report for the small scale Bioreactor project was issued. The bioreactor is potentially a viable solution for post-closure passive water treatment. The pilot scale system was designed and constructed in 2017. Commissioning will occur in early 2018. The results of the pilot scale will inform the design of the full scale system.

BRX Property – Not Active

Ownership. The wholly owned BRX was acquired in 2016 when Avino purchased a 100% interest in nine mineral claims from Great Thunder Gold Corp. (“GTG”). In consideration for the for the claims, Avino paid C$65,000 and issued 10,000 common shares to GTG and will pay GTG a 1% net smelter returns royalty to a maximum of C$250,000 on the sale of ore or other products from the BRX property. The BRX Property also has a pre-existing 2½% net smelter returns royalty payable to Levon Resources Ltd.

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

Eagle Property – Not Active

Ownership. The wholly owned Eagle property was acquired in 2003 when Avino purchased a 100% interest in 14 quartz leases by issuing 200,000 common shares at a price of C$0.50 per share for total consideration of C$100,000. The property was written down to a nominal value of $1 in fiscal 2006 and currently has a deferred value of $1.

In July 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in the Eagle Property. To exercise the option, Alexco must pay Avino a total of C$70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur C$550,000 in exploration work by the second anniversary of the option agreement date, and a further C$2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for $2.5 million.

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

Proposed Work Program. No further work is proposed by Avino at this time as the property has been optioned to Alexco.

Olympic-Kelvin Property – Not Active

Ownership. The Olympic-Kelvin property is wholly owned by the Company and was acquired in 1987 when it acquired a 100% interest in 20 reverted Crown-granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the fiscal year ended January 31, 2007, these original mineral claims and fractions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and ceased exploration activities in fiscal 2006. During the fiscal year ended December 31, 2009, the Company wrote down the value of these exploration costs to a nominal value of $1. The Company will maintain these claims in good standing and may decide to commence exploration again on the Olympic-Kelvin Property.

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

Minto Property – Not Active

Ownership. The Minto Property is wholly owned by the Company and was acquired in early 1985 when it acquired its 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. The Company recommenced exploration of the property in fiscal 2006 and ceased exploration activities in fiscal 2007 and during the 2009 year end wrote down the value to a nominal amount of $1. The Company will maintain these claims in good standing and may decide to commence exploration again on the Minto Property.

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

In July 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. (“Endeavour”), whereby Endeavour was granted the option to acquire up to a 75% interest in the El Laberinto property, consisting of approximately 91.7 hectares. In order to exercise the option, Endeavour must pay up to $200,000 in annual installments over 4 years to Avino in option payments, and incur up to $3 million in exploration work on the El Laberinto property over the next 4 years.

In July 2014, the Company’s option and joint venture agreement with Endeavour Silver Corp. was terminated. Up to the termination date, Endeavour had met its obligations by incurring exploration expenditures of at least $300,000 and making option payments of $50,000.

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

Item 4A. Unresolved Staff Comments

In late December 2017, Avino received written comments from the Staff of the SEC regarding our financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2016. We have responded to those comments and have received follow-up letters from the Staff in which the Company has responded to such follow-up letters.

The substance of the principal unresolved comments involve providing further information regarding (i) development-type costs that were included in our exploration and evaluation assets; (ii) mine and camp costs, and milling, processing and labor costs incurred during our evaluation phase of mine operations; (iii) exploration and evaluation activities as they relate to reclamation provisions; (iv) methodology of classifying development-type costs as capitalized assets; and (v) factors considered to determine that we had entered into commercial production.

While we believe that we have addressed the Staff’s comments raised in their various letters, as of the date of the filing of this Annual Report, there remains the above unresolved, outstanding staff comments including our responses to such outstanding comments.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2017, 2016, and 2015 included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) for the years ended December 31, 2017, 2016, and 2015.

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

A. Operating results

San Gonzalo Mine

The fiscal year ended December 31, 2012 saw Avino transition from exploration activities to extraction and processing of resources at levels intended by management in addition to exploration activities. On October 1, 2012, the Company declared extracting and processing resources at levels intended by management had been achieved at the San Gonzalo mine. The mine has continued to operate in this manner through 2017 and into 2018.

Operating results from the most recent 3 fiscal years are as follows:

	2015 Total	2016 Total	2017 Total
Total Mill Feed (dry tonnes)	121,774	115,047	81,045
Feed Grade Silver (g/t)	279	267	269
Feed Grade Gold (g/t)	1.48	1.25	1.32
Bulk Concentrate (dry tonnes)	4,517	4,115	3,167
Bulk Concentrate Grade Silver (kg/t)	6.24	6.22	5.80
Bulk Concentrate Grade Gold (g/t)	28.34	25.9	26.3
Recovery Silver (%)	83	83	84
Recovery Gold (%)	75	74	78
Mill Availability (%)	92.7	94.4	95.4
Total Silver Recovered (kg)	28,223	25,588	18,375
Total Gold Recovered (g)	134,569	106,599	83,215
Total Silver Recovered (oz) calculated	907,384	822,689	590,765
Total Gold Recovered (oz) calculated	4,326	3,427	2,675
Total Silver Equivalent Recovered (oz) calculated*	1,218,351	1,073,062	1,073,062

__________

* Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

Avino Mine

In the fourth quarter of 2014 the Company completed its Avino Mine and mill expansion. Initially, new material from underground at Avino was processed on a limited scale using the existing 250 TPD Mill Circuit 2. By year end, rehabilitation of the 1,000 TPD Mill Circuit 3 had been completed and sufficient material had been stockpiled; on January 1, 2015, full scale testing of both material and equipment commenced.

During 2015, newly mined underground material from the Avino Mine was processed primarily using Mill Circuit 3. During the months of July, August, November and December, Mill Circuit 2 was also used to process new material from the Avino Mine. Additionally, during the month of May, above ground stockpiles left from past mining of the Avino vein were processed using Mill Circuit 2; production from Mill Circuit 2 during the months listed above is reflected in the production figures in the following table. In 2016 and 2017 Mill Circuits 2 and 3 were used to process mill feed from the Avino Mine.

Accordingly, year-end totals for 2015 through 2017 from the Avino Mine are reported as follows:

	2015 Totals	2016 Totals	2017 Totals
Tonnes Mined	372,376	450,281	462,279
Underground Advancement(m)	5,056	4,005	2,898
Total Mill Feed (dry tonnes)	396,113	429,289	460,890
Feed Grade Silver (g/t)	65	67	64
Feed Grade Gold (g/t)	0.29	0.42	0.516
Feed Grade Copper (%)	0.62	0.50	0.484
Copper Concentrate (dry tonnes)	9,058	9,390	9,782
Copper Concentrate Grade Silver (kg/t)	2.47	2.62	2.56
Copper Concentrate Grade Gold (g/t)	9.47	12.23	16.72
Copper Concentrate Grade Copper (%)	23.76	20.32	20.28
Recovery Silver (%)	87	85	85
Recovery Gold (%)	75	64	69
Recovery Copper (%)	87	90	89
Total Silver Recovered (kg)	22,329	24,552	24,990
Total Gold Recovered (g)	85,737	114,812	163,582
Total Copper Recovered (kg)	2,152,202	1,908,077	1,983,637
Total Silver Recovered (oz) calculated	717,901	789,372	803,438
Total Gold Recovered (oz) calculated	2,757	3,691	5,259
Total Copper Recovered (lbs) calculated	4,743,691	4,206,585	4,373,585
Total Ag Eq. (oz) calculated*	1,801,997	1,606,272	1,911,428

__________

*Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

Results of Operations

Twelve months ended December 31, 2017 compared with the twelve months ended December 31, 2016

Revenues

Revenues for the year ended December 31, 2017 were $33,358,641. Revenues relate to the sale of bulk silver and gold concentrate produced from the San Gonzalo Mine and from bulk copper, silver and gold concentrate from the Avino Mine. Revenues for the comparable year were $30,105,336. The increase in revenues of $3,253,305 in the current year can be attributed to the Avino Mine entering into production at levels intended by management effective April 1, 2016. The increase is also attributed to a 29% increase in the realized price of copper, compared to the year ended December 31, 2016. This increase was partially offset by a decrease of 4% in the realized price of silver, compared to the year ended December 31, 2016. During the year ended December 31, 2017, the Company produced 9,782 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, and 3,167 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, and recognized revenues of $24,845,362 on the sale of 9,655 tonnes of Avino Mine bulk copper/silver/gold concentrate and $8,513,279 on the sale of 2,366 tonnes of San Gonzalo bulk silver/gold concentrate for a gross profit of $11,383,511.

Metal prices for revenues recognized during the year ended December 31, 2017, weighted by dollar of revenue recognized, averaged $17.05 per ounce of silver, $1,258 per ounce of gold and $4,850 per tonne of copper. This is compared to metal prices for revenues recognized during the year ended December 31, 2016, of $17.71 per ounce of silver, $1,258 per ounce of gold and $4,850 per tonne of copper, a decrease of 4%, an increase of 1%, and an increase of 29%, respectively.

Operating and administrative expenses

Operating and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion, as well as share-based payments, and were $5,330,795 for the year ended December 31, 2017, compared to $5,007,570 for the year ended December 31, 2016, an increase of $323,225. Operating and administrative expenses increased compared to the previous year due to an increased in share-based payment expense of 66%, as a result of the vesting of restricted share units (“RSUs”) and options issued during the period. Although the Company’s operations are expanding, management continues to monitor operating and administrative expenses carefully to maintain efficient operations.

Earnings for the year

The earnings for the year ended December 31, 2017 were $2,653,461 compared to $1,503,531 for the year ended December 31, 2016, an increase of $1,149,930. Net income was higher in 2017, primarily due to increased profits from the sale of concentrate from the Avino Mine included in revenue for the full year 2017, compared to nine months in 2016, as well as decrease in overall income tax expense. Income before tax was $5,424,050; however, this was reduced by current income tax expense of $2,910,904 and increased by anon-cash deferred income tax recovery of $140,315.

Twelve months ended December 31, 2016 compared with the twelve months ended December 31, 2015

Revenues

Revenues for the year ended December 31, 2016 were $30,105,336. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from bulk copper, silver and gold concentrate from the Avino Mine. Revenues for the comparable year were $14,924,798. The increase in revenues of $15,180,538 in the current year can be attributed to the Avino Mine entering into production at levels intended by management effective April 1, 2016, as well as an increase in realized prices in the comparable year for silver and gold of 15% and 10%, respectively. During the year ended December 31, 2016, the Company produced 9,390 tonnes of bulk copper/silver/gold concentrate from its Avino Mine and produced 4,115 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, and recognized revenues of $19,245,936 on the sale of 7,625 tonnes of Avino Mine bulk copper/silver/gold concentrate and $10,859,400 on the sale of 3,842 tonnes of San Gonzalo Mine bulk silver/gold concentrate, for a gross profit of $10,944,536. Metal prices for revenues recognized during the year ended December 31, 2016, weighted by dollar of revenue recognized, averaged $17.71 per ounce of silver and $1,258 per ounce of gold, an increase of 15% and 10%, respectively. Metal prices for revenues recognized relating to copper during the year ended December 31, 2016, averaged $4,850 per tonne of copper, with no comparable revenues relating to copper in 2015.

Operating and administrative expenses

Operating and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion as well as share-based payments and were $5,007,570 for the year ended December 31, 2016 compared to $3,329,166 for the year ended December 31, 2015, an increase of $1,678,404. The increase in operating and administrative expenses related primarily to the fair value calculation of non-cash share-based payments for RSUs and options issued during the period.

Earnings for the year

The earnings for the year ended December 31, 2016 were $1,503,531 compared to $378,087 for the year ended December 31, 2015, an increase of $1,125,444. Net income was higher in 2016, primarily due to increased profits from the Avino Mine, as the mine entered into production at levels intended by management effective April 1, 2016. The increase also relates to a foreign exchange gain in 2016 compared to a foreign exchange loss in 2015, and the fair value adjustment on the warrant liability. Income before tax was $5,668,298; however, this was reduced by current income tax expense of $3,159,559 and a non-cash deferred income tax expense of $1,005,208. The increased income tax expense is a product of increased profits from the Avino Mine, and overall increases in revenues.

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

In November 2016, the Company received gross proceeds of $11,185,355 in connection with a bought-deal offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Avino Mine and Bralorne Mine and for general working capital.

Since July 2014, the Company received gross proceeds of $13,346,561 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In December 2014, we renewed our master credit facility with Caterpillar Finance for $5,375,400 in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and at the Avino Mine. As of March 28, 2018, there was $3,389,976 in available credit remaining under this facility.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continued exploration and mining activities at the Avino Mine and Bralorne Mine. As of March 28, 2018, there was $3,305,900 in available credit remaining under this facility.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for $10,000,000. The facility will be used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

Discussion and analysis relating to our liquidity as at December 31, 2017 and December 31, 2016 is as follows:

Statement of Financial Position	December 31, 2017	December 31, 2016
Cash	$3,419,532	$11,779,718
Working Capital	16,402,359	23,306,043
Accumulated Deficit	19,083,196	21,875,469

Cash comprises cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

At December 31, 2017, $1,147,439 of the $3,419,532 of cash was held by our Mexican subsidiaries. If these funds were needed for our operations in Canada, we would be required to accrue and pay Canadian taxes (to the extent we no longer had Canadian tax loss carry forwards available) to repatriate these funds. However, our intent is to permanently reinvest these funds back into our Mexican subsidiaries and our current plans do not demonstrate a need to repatriate them to fund our Canadian operations.

Cash Flow	December 31, 2017	December 31, 2016
Cash generated by (used in) operating activities	$(2,166,938)	$3,738,942
Cash generated by (used in) financing activities	(3,054,986)	20,005,636
Cash used in investing activities	(3,135,105)	(17,408,867)
Change in cash	(8,357,029)	6,335,711
Effect of exchange rate changes on cash	(3,157)	42,898
Cash, beginning of the year	11,779,718	5,401,109
Cash, end of year	$3,419,532	$11,779,718

Operating Activities

Cash used in operating activities for the year ended December 31, 2017, was $2,166,938 compared to cash generated by operating activities of $3,738,942 for the year ended December 31, 2016. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange, share-based payments and deferred income tax expenses, and working capital.

Financing Activities

Cash used in financing activities was $3,054,986 for the year ended December 31, 2017, compared to cash generated by financing activities of $20,005,636 in the year ended December 31, 2017, a change of $23,060,622. The change in cash provided by financing activities for the year ended December 31, 2017, relates primarily to decreased activity involving the issuance of common shares and warrants in brokered bought-deal and at-the-market offerings issued under prospectus supplements, as well as the issuance of common shares upon the exercise of stock options. During the year ended December 31, 2017, the Company issued common shares and warrants through the aforementioned offerings generating net cash flows of $15,076 (2016 – $21,842,496), and employees, consultants, and directors exercised stock options generating cash flows of $24,836 (2015 – $877,489). During the year ended December 31, 2017, the Company also made finance lease and equipment loan payments of $2,428,231 (2016 - $2,118,883), and repayments of $666,667 (2016 - $666,666) on the term facility. In July 2017, the Company and Samsung C&T U.K. Ltd. amended the concentrates prepayment agreement, extending the sales of Avino Mine concentrates to December 2021 and deferring monthly repayments on the term facility provided under the agreement to the period July 2018 through July 2019.

Investing Activities

Cash used in investing activities for the year ended December 31, 2017, was $3,135,105 compared to $17,408,867 for the year ended December 31, 2016. Cash used in investing activities during the year ended December 31, 2017, includes cash expenditures of $6,608,168 (2016 - $3,682,938) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine, and exploration and mining equipment for the Bralorne Mine. During the year ended December 31, 2017, the Company also incurred cash expenditures of $5,526,937 (2016 - $8,312,934) on exploration and evaluation activities, of which $500,421 relate to exploration and evaluation activities at the Avino Mine, and $5,270,724 relate to exploration and evaluation activities at the Bralorne Mine. Cash expenditures on exploration and evaluation activities for the year ended December 31, 2016, were reduced by concentrate sales of $4,587,005 from the Avino Mine. During the year ended December 31, 2017, the Company also redeemed $9,000,000 of the $10,000,000 in short-term investments (comprised of term deposits) that were purchased during the year ended December 31, 2016.

C. Research and development, patents and licenses, etc.

As the Company is a mining and exploration company with no research and development, the information required by this section is not applicable.

D. Trend information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. However, it should be noted that a planned major expansion of the Avino Mine and the indicated current mine life of approximately 0.8 years at San Gonzalo would likely have positive and negative impacts, respectively, on future cash flows after 2017. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, extracting and processing activities, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E. Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As at December 31, 2017, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$3,511,720	$3,511,720	$-	$-	$-
Due to related parties	186,563	186,563	-	-	-
Minimum rental and lease payments	566,288	300,285	238,392	13,043	14,568
Term facility	9,141,679	4,396,312	4,745,367	-	-
Equipment loan	1,296,044	886,145	409,899	-	-
Finance lease obligations	2,499,543	1,203,882	1,236,007	59,654	-
Total	$17,201,837	$10,484,907	$6,629,665	$72,697	$14,568

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following is a list of the Company’s directors and senior management as at April 2, 2018. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on May 24, 2018.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Michael Baybak Director	Business Consultant; Principal of Michael Baybak & Co. Inc. – marketing and communications	June 1990

Gary Robertson Director	Certified Financial Planner. Director of Coral Gold Resources Ltd., Levon Resources Ltd., and Sage Gold Inc.	August 2005

David Wolfin Director/President/CEO

President and CEO of Avino Silver & Gold Mines Ltd. Director of Berkley Renewables Inc. President and Director of Coral Gold Resources Ltd. and Gray Rock Resources Ltd. and Director of Great Thunder Gold Corp

October 1995

Ross Glanville Director	Mining Consultant; Professional Engineer. Director of Archon Minerals Limited and Silver Crest Metals	December 2014

Jasman Yee Director	Professional Engineer and Metallurgist	January 2011

J.C. Rodríguez Chief Operating Officer	Geology Professional	December 2012

Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	September 2008

Malcolm Davidson Chief Financial Officer	CPA, CA; Chief Financial Officer of Avino Silver & Gold Mines Ltd; also Chief Financial Officer of Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	March 2012

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

The members of the Compensation Committee are Ross Glanville (Chair), Michael Baybak, Jasman Yee and Gary Robertson, all of whom are independent, except for Jasman Yee, applying the definition set out in Section 1.4 of NI 52-110 since he provided consulting services to the Company. See “Corporate Governance – Compensation Committee” for a discussion of the role and responsibilities of the Compensation Committee. Mr. Yee is, however, deemed, an independent director under the rules of the NYSE American.

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2017 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6) (8)	2017	231,018	282,019	219,467	NIL	NIL	NIL	732,504
President, CEO	2016	226,381	113,276	30,184	NIL	NIL	277,090	646,931
and Director	2015	215,079	NIL	NIL	NIL	NIL	405,287	620,366
Malcolm Davidson CFO(8)	2017	149,007	85,528	109,734	NIL	NIL	NIL	344,269
	2016	132,056	33,983	60,368	NIL	NIL	49,125	275,532
	2015	129,172	NIL	NIL	NIL	NIL	7,579	136,751
J.C. Rodríguez COO(7)	2017	177,192	85,528	109,734	NIL	NIL	NIL	372,456
	2016	160,762	33,983	60,368	NIL	NIL	47,540	302,653
	2015	176,321	NIL	NIL	NIL	NIL	40,669	216,960

__________

1 The Share Based Awards are in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2017, 80,500 RSUs were granted to officers, directors, employees and consultants. None of the 80,500 RSUs have yet been vested. The value of the RSUs above is based on the closing price of the Common Shares on the September 20, 2017 grant-date. The closing market price on September 20, 2017 was C$1.98 per common share. The RSUs vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2017.

2 The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2017, 1,475,000 new option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.80%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 68.23%.

3 The Company does not have a non-equity incentive plan.

4 The Company does not have any pension plans.

5 Discretionary cash payment of incentive bonuses.

6 On June 24, 2010, Mr. David Wolfin was appointed CEO. Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

7 Mr. Rodríguez receives his salary in Mexican Pesos (“MXP”). For 2017, Mr. Rodriguez’ salary of MXP 3,349,594, was converted into US dollars by applying an exchange rate of 1MXP = US$0.0529.

8All compensation to Mr. David Wolfin and Mr. Malcolm Davidson are paid in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2986 for 2017, US$1.00 = C$1.3252 for 2016, and US$1.00 = C$1.2786 for 2015, based on the average exchange rate for the year quoted by the Bank of Canada.

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

The Company currently maintains formal stock option and RSUs plans (the “Plans”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. On April 15, 2016, the board of directors of Avino, acting upon the recommendations of the Compensation Committee, implemented a restricted share unit plan (the “RSU Plan”) for the issuance of up to a maximum of 870,560 restricted share units (“RSUs”) to qualifying directors, officers, employees, and consultants, upon certain vesting restrictions to be determined by the board of directors, for any RSUs awarded. The RSU Plan was approved by the shareholders of Avino on May 27, 2016. On September 2, 2016, 790,000 RSUs were granted to officers, directors, employees, and consultants and on September 20, 2017, a total of 80,500 RSUs were granted to officers, directors, employees, and consultants. The RSUs vest at the rate of one-third annually, until fully vested over three years from the date of the awards, and provided that these designated persons are continuously employed with or providing services to Avino. 18,676 RSUs were subsequently cancelled during 2017.

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

3) Equity-Based Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the executive officers to purchase or acquire securities of the Company outstanding at December 31, 2017:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)(3)	Option expiration date	Value of unexercised in-the-money options ($)(1)(4)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(2)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(2) (4)
David Wolfin	30,000	$1.62	Sept 9, 2018	2,310	166,667	378,614	Nil
President, CEO and Director	100,000	$1.90	Sept 19, 2019	Nil	13,000	19,821	Nil
	25,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil
	250,000	$1.98	Sept. 20, 2022	Nil	Nil	Nil	Nil
Malcolm Davidson CFO	25,000	$1.60	Feb 18, 2018	2,310	50,000	113,584	Nil
	15,000	$1.62	Sept 9, 2018	1,115	7,500	11,435	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	50,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil
	125,000	$1.98	Sept. 20, 2022	Nil	Nil	Nil	Nil
J.C. Rodríguez COO	25,000	$1.60	Feb 18, 2018	2,310	50,000	113,584	Nil
	10,000	$1.62	Sept 9, 2018	770	7,500	11,435	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	50,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil
	125,000	$1.98	Sept. 20, 2022	Nil	Nil	Nil	Nil

__________

1 In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2017 and the exercise price of the option. The closing market price for the Company’s common shares as at December 31, 2017 was C$1.72 per common share.

2 The Share Based Awards is in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2016, 790,000 RSUs were granted to officers, directors, employees and consultants and during the year ended December 31, 2017, 80,500 RSUs were granted to officers, directors, employees, and consultants. The value of the RSUs above is based on the closing price of the Common Shares on the date of each grant. The closing market price on September 2, 2016 was C$2.95 per common share and the closing market price on September 20, 2017 was C$1.98 per common share. On September 15, 2017, the first tranche of the September 2, 2016 RSU grant were vested and 257,152 common shares were issued to officers, directors, employees and consultants.

3 The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.

4 The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2986, which represents the average exchange rate for the year quoted by the Bank of Canada.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2017:

Name	Option-based awards – Value vested during the year ($)(1)(3)	Share-based awards – Value vested during the year ($)(2)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
David Wolfin President, CEO and Director	Nil	137,969	Nil
Malcolm Davidson CFO	Nil	41,391	Nil
J.C. Rodríguez COO	Nil	41,391	Nil

__________

1 The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

2 The RSU Vesting price was C$2.15, which represents the share price on September 2, 2017, the date in which the RSUs vested.

3 The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2986, which represents the average exchange rate for the year quoted by the Bank of Canada.

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

(c)	by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be immediately entitled to a termination payment equal to C$2 million.

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

A Change of Control shall be deemed to have occurred when:

(i)	any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii)	completion of the sale or other disposition by the Company of all or substantially all of the Company’s assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

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

6) Director Compensation

The following table sets forth the value of all compensation paid or accrued to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2017:

Name	Fees earned(6) ($)	Share-based awards(1)(6) ($)	Option-based awards(2)(6) ($)	Non-equity incentive plan compensation(3)(6) ($)	Pension value(4)(6) ($)	All other compensation(6) ($)		Total(6) ($)
Michael Baybak*	36,193	57,019	87,787	Nil	Nil	Nil		180,998
Gary Robertson*	55,444	86,169	131,680	Nil	Nil	Nil		273,293
Jasman Yee	30,802	85,528	109,734	Nil	Nil	58,217	(5)	284,281
Ross Glanville*	35,423	57,019	87,787	Nil	Nil	Nil		180,229

___________

*Independent and Non-Employee Directors

1 The Share Based Awards are in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2017, 80,500 RSUs were granted to officers, directors, employees and consultants. None of such RSUs have yet been vested. The value of the RSUs above is based on the closing price of the Common Shares on the September 20, 2017 grant-date. The closing market price on September 20, 2017 was C$1.98 per common share. The RSUs vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards as at December 31, 2017.

2 The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2017, 1,475,000 new option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.80%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 68.23%.

3 The Company does not have a non-equity incentive plan

4 The Company does not have any pension plans.

5 Mr. Yee also received compensation in his capacity as a consultant to the Company.

6 All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.2986, which represents the average exchange rate for the 2017 quoted by the Bank of Canada.

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

Annual Retainer per Director	$23,102	*
Annual Retainer for Board Chair	$23,100	*
Annual Retainer for Audit Committee Chair	$6,160	*
Annual Retainer for Compensation Committee Chair	$3,850	*
Annual Retainer for Governance & Nominating Committee Chair	$3,850	*
Meeting Attendance Fee per Meeting	$770	*

_________

*All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.2986, which represents the average exchange rate for the 2017 quoted by the Bank of Canada

The Company may grant incentive stock options and RSUs to Directors of the Company from time to time pursuant to the stock option and RSUs plans of the Company and in accordance with the policies of the Toronto Stock Exchange (the “TSX”). The Company graduated from the TSX Venture Exchange on January 8, 2018.

Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2017:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price (C$)(4)	Option expiration date	Value of unexercised in-the-money options ($)(2)(5)	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(3)(5)	Market or payout value of share-based awards not paid out or distributed ($)(3)(5)
Michael Baybak	25,000	$1.60	Feb 18, 2018	$2,310	33,334	75,724	Nil
	30,000	$1.62	Sept 9, 2018	$2,310	5,000	7,624	Nil
	75,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	75,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil
	100,000	$1.98	Sept 20, 2022	Nil	Nil	Nil	Nil
Gary Robertson	25,000	$1.60	Feb 18, 2018	$2,310	50,000	113,584	Nil
	30,000	$1.62	Sept 9, 2018	$2,310	10,000	15,247	Nil
	75,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	100,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil
	150,000	$1.98	Sept 20, 2022	Nil	Nil	Nil	Nil
Jasman Yee	25,000	$1.60	Feb 18, 2018	$2,310	50,000	113,584	Nil
	30,000	$1.62	Sept 9, 2018	$2,310	7,500	11,435	Nil
	75,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	50,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil
	125,000	$1.98	Sept 20, 2022	Nil	Nil	Nil	Nil
Ross Glanville	75,000	$1.90	Sept 19, 2019	Nil	33,334	75,724	Nil
	75,000	$2.95	Sept 2, 2021	Nil	5,000	7,624	Nil
	100,000	$1.98	Sept 20, 2022	Nil	Nil	Nil	Nil

__________

1 For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

2 The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2017 and the exercise price of the option. The closing market price of the Company’s common shares as at December 31, 2017 was C$1.72 per common share.

3 The Share Based Awards is in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2017, 80,500 RSUs were granted to officers, directors, employees, and consultants. The value of the RSUs above is based on the closing price of the Common Shares on the date of each grant. The closing market price on September 2, 2016 was C$2.95 per common share and the closing market price on September 20, 2017 was C$1.98 per common share. On September 15, 2017, the first tranche of the September 2, 2016 RSU grant were vested and 257,152 common shares were issued to officers, directors, employees and consultants.

4 The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.

5 The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2986, which represents the average exchange rate for the year quoted by the Bank of Canada.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2017:

Name (1)	Option-based awards – Value vested during the year ($)(2)(4)	Share-based awards – Value vested during the year ($)(3)(4)	Non-equity incentive plan compensation – Value earned during the year ($)(4)
Michael Baybak	Nil	27,593	Nil
Gary Robertson	Nil	41,391	Nil
Jasman Yee	Nil	41,391	Nil
Ross Glanville	Nil	27,593	Nil

___________

1 For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

2 The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

3 The RSU Vesting price was C$2.15, which represents the share price on September 2, 2017, the date in which the RSUs vested.

4 The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2986, which represents the average exchange rate for the year quoted by the Bank of Canada.

Termination of Employment, Changes in Responsibilities and Employment Contracts

On January 1, 2016, the Company entered into a consulting agreement with Intermark Capital Corporation, a company wholly owned by David Wolfin, the named executive officer of the Company. The consulting agreement was further amended on March 23, 2016.

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

C. Board practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General and Special Meeting, held on May 25, 2017, the shareholders elected Messrs. Michael Baybak, Gary Robertson, David Wolfin, Jasman Yee and Ross Glanville as directors of the Company.

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

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or affecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal Code of Ethics (“Code”) has been adopted and applies to all directors, officers and employees. The Board meets on at least a quarterly basis and following the annual meeting of shareholders. The frequency of the meetings and nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2017, the Board met eight times.

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

Audit Committee Charter

1.	Purpose of the Committee

1.1	1 The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1	All Members of the Audit Committee must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	All Members of the Audit Committee must be “independent” as defined under NI 52-110.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1	The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)	performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1	The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2	The remuneration of the external auditors will be determined based on the time required to complete auditing procedures as determined by the external auditors in accordance with the Canadian Auditing Standards and the stands of the PCAOB.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, provided the Committee is acting reasonable and responsible.

9.	Funding of Auditing and Consulting Services

9.1	Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1	Due to the Company’s size and limited financial resources, the CEO and CFO of the Company shall be responsible for implementing internal controls and performing the role of the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1	Due to the Company’s size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, provided the Committee is acting reasonable and responsible.

13.2	The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

As of April 2, 2018, the following are the members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
Michael Baybak	Yes	Yes	Marketing and Communications
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Ross Glanville	Yes	Yes	Professional Mining Engineer, MBA, Chartered Professional Accountant (formerly Certified General Accountant), Mine Valuator

__________

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

Gary Robertson: Mr. Robertson is a Certified Financial Planner. He has worked in the financial industry for the past twenty years, and has acted as director of several public mining companies. Mr. Robertson has gained considerable financial and business experience through his involvement in various businesses in the mining industries.

Ross Glanville: Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the natural resource industry. He has served as a director of several producing mining companies, and the Chair of Audit and Compensation Committees.

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

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(2)	Tax Fees(3)(1)	All other Fees(4)
December 31, 2017(1)	$176,000	$7,700	$Nil	$6,000
December 31, 2016	$146,468	$7,546	$6,037	$17,827

________

(1) Estimated

(2) Travel and expenses

(3) Preparation of corporate tax returns

(4) Procedures and letters related to financings

(5) The fees are in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2986, which represents the average exchange rate for the year quoted by the Bank of Canada.

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

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company’s pay levels and compensation practices with other reporting issuers of similar size, and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Company’s shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company’s directors and executive officers against companies with similar market capitalization, assets, and revenue including the following companies: America Silver, Amerigo Resources, Atico Mining, Aura Minerals, Caledonia Mining, Excellon Resources, GoGold Resources, Golden Minerals, Gran Colombia, Great Panther, Jaguar Mining, Marlin Gold, Serabi Gold, and several others.

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

Governance and Nominating Committee

The Governance and Nominating Committee review/recommend matters to the Board with respect to the governance and nominating matters. In this regard, the purpose of the Governance and Nominating Committee is to:

i.	manage the corporate governance system for the Board;

ii.	assist the Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and ‘codes of best practice’ of corporate behaviour and conduct;

iii.	assist in the creation of a corporate culture and environment of integrity and accountability;

iv.	monitor the quality of the relationship between the Board and management of the Company;

v.	review the Chief Executive Officer’s succession plan;

vi.	recommend to the Board nominees for appointment of the Board;

vii.	lead the Board’s annual review of the Chief Executive Officer’s performance; and

viii.	annually review and set an agenda of the Board on an ongoing basis.

The Governance and Nominating Committee currently consists of three directors, Jasman Yee, Michael Baybak, and Ross Glanville, two of the three directors to be “independent” (Messrs. Glanville and Baybak).

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com.

D. Employees

As at December 31, 2017, the Company had 510 employees and contractors located in Mexico and 25 employees and contractors in Canada. Certain of the Company’s senior management as well as administrative and corporate services are located in Canada and are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

As at December 31, 2016, the Company had 478 employees and contractors located in Mexico, and as at December 31, 2015 the Company had 443 employees and contractors located in Mexico.

E. Share ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of April 2, 2018:

Name of Beneficial Owner	Number of Shares	Percent
Michael Baybak	281,366	*
Gary Robertson	473,416	*
David Wolfin	1,364,316	2.44%
Jasman Yee	255,020	*
Ross Glanville	16,666	*
J.C. Rodríguez	175,000	*
Malcolm Davidson	85,500	*

__________

*Less than one percent

Outstanding Options

The following information, as of April 2, 2018 reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price*	Expiration Date
David Wolfin	30,000	Sept 9, 2013	$1.62	Sept 9, 2018
President, CEO and Director	100,000	Sept 19, 2014	$1.90	Sept 19, 2019
	25,000	Sept 2, 2016	$2.95	Sept 2, 2021
	250,000	Sept. 20, 2017	$1.98	Sept. 20, 2022
Malcolm Davidson	15,000	Sept 9, 2013	$1.62	Sept 9, 2018
CFO	50,000	Sept 19, 2014	$1.90	Sept 19, 2019
	50,000	Sept 2, 2016	$2.95	Sept 2, 2021
	125,000	Sept 20, 2017	$1.98	Sept. 20, 2022
J.C. Rodríguez	10,000	Sept 9, 2013	$1.62	Sept 9, 2018
COO	50,000	Sept 19, 2014	$1.90	Sept 19, 2019
	50,000	Sept 2, 2016	$2.95	Sept 2, 2021
	125,000	Sept. 20, 2017	$1.98	Sept. 20, 2022
Michael Baybak	30,000	Sept 9, 2013	$1.62	Sept 9, 2018
Director	75,000	Sept 19, 2014	$1.90	Sept 19, 2019
	75,000	Sept 2, 2016	$2.95	Sept 2, 2021
	100,000	Sept. 20, 2017	$1.98	Sept. 20, 2022
Gary Robertson	30,000	Sept 9, 2013	$1.62	Sept 9, 2018
Director	75,000	Sept 19, 2014	$1.90	Sept 19, 2019
	100,000	Sept 2, 2016	$2.95	Sept 2, 2021
	150,000	Sept. 20, 2017	$1.98	Sept. 20, 2022
Jasman Yee	30,000	Sept 9, 2013	$1.62	Sept 9, 2018
Director	75,000	Sept 9, 2014	$1.90	Sept 19, 2019
	50,000	Sept 2, 2016	$2.95	Sept 2, 2021
	125,000	Sept. 20, 2017	$1.98	Sept. 20, 2022
Ross Glanville	75,000	Sept 19, 2014	$1.90	Sept.19, 2019
	75,000	Sept 2, 2016	$2.95	Sept 2, 2021
	100,000	Sept. 20, 2017	$1.98	Sept. 20, 2022

__________

*The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of April 2, 2018, to the knowledge of the Company, no person owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

As of April 2, 2018, there were 52,778,153 common shares issued and outstanding. Of those common shares issued and outstanding, 34,330,969 common shares were held by 331 registered shareholders whose addresses were in Canada.

B. Related party transactions

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

i) The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, were as follows:

	2017	2016	2015
Salaries, benefits, and consulting fees	$860,280	$1,276,684	$1,329,864
Share-based payments	1,717,592	890.669	-
	$2,577,872	$2,167,353	$1,329,864

ii) In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. Advances to Oniva International Services Corp. of $232,076 (December 31, 2016 - $110,905) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2017. The following table summarizes the amounts due to related parties:

	December 31, 2017	December 31, 2016
Directors’ fees	$41,660	$44,919
Intermark Capital Corp.	-	19,550
Oniva International Services Corp.	139,047	126,819
Jasman Yee & Associates, Inc.	5,856	4,195
Wear Wolfin Design	-	3,910
	$186,563	$199,393

iii) The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) for its expenses and to pay Oniva a percentage fee as described in Note 22 to the financial statements. The transactions with Oniva during the years ended December 31, are summarized below:

	2017	2016	2015
Salaries and benefits	$450,382	$296,798	$242,134
Office and miscellaneous	566,664	506,534	392,687
Exploration and evaluation assets	351,545	248,304	243,236
	$1,368,591	$1,051,636	$878,057

iv) For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2017, 2016 and 2015, the Company paid $231,018, $503,741, and $620,366 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the years ended December 31, 2017, 2016, and 2015, the Company paid $80,163, $140,145, and $163,178, respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, President, Chief Executive Officer and a director of the Company, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2017, 2016 and 2015, the Company paid $23,102, $22,638, and $23,463, respectively to WWD.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2017.

Item 9. The Offer and Listing

A. Offer and listing details

Our common shares are listed on the NYSE American under the symbol ASM. Our common shares are also listed on the Toronto Stock Exchange (“TSX”). The Company graduated from the TSX Venture Exchange (“TSX-V”) on January 8, 2018. The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE American and in Canadian Dollars on the TSX and TSX-V for the past full six months and for each quarter for the past fiscal year.

	NYSE-AMERICAN		TSX and TSX-V
	(United States Dollars)		(Canadian Dollars)
Last Six Months	High	Low	High		Low
February 2018	1.45	1.21	1.81	(TSX)	1.54	(TSX)
January 2018	1.61	1.37	1.99	(TSX)	1.70	(TSX)
December 2017	1.47	1.14	1.90		1.44
November 2017	1.37	1.20	1.79		1.54
October 2017	1.62	1.29	2.04		1.68
September 2017	1.80	1.53	2.24		1.90

	High	Low	High		Low
For the Quarter Ended
December 31, 2017	1.62	1.14	2.04		1.44
September 30, 2017	1.89	1.41	2.35		1.85
June 30, 2017	1.90	1.39	2.53		1.85
March 31, 2017	2.13	1.32	2.80		1.75

For the Quarter Ended	High	Low	High		Low
December 31, 2016	2.59	1.12	3.45		1.52
September 30, 2016	3.14	1.91	4.05		2.53
June 30, 2016	2.60	0.99	3.29		1.30
March 31, 2016	1.19	0.71	1.59		1.03

Last Five Fiscal Years	High	Low	High		Low
2017	2.13	1.14	2.80		1.44
2016	2.60	0.71	4.05		1.03
2015	1.97	0.83	2.40		1.15
2014	2.84	1.08	3.13		1.20
2013	1.90	0.75	1.95		0.71

B. Plan of distribution

Not Applicable.

C. Markets

On January 8, 2018, the Company graduated from the TSX Venture Exchange to the Toronto Stock Exchange where our common shares are listed under the symbol “ASM”. We are also listed on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”, and on the NYSE American under the symbol “ASM”.

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

C. Material contracts

1. Amended and Restated Controlled Equity Offering Sales Agreement dated August 4, 2017 between Avino Silver & Gold Mines Ltd. and Cantor Fitzgerald & Co.

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

E. Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a “U.S. Holder”. This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the “Tax Act”, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Canada‑United States Income Tax Convention, 1980, as amended, referred to as the “Treaty”. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

In light of the Company’s extracting and processing at the San Gonzalo Mine and the Avino Mine during the fourth quarter of 2012, the Company does not believe that it is a passive foreign investment company, referred to as a “PFIC” for United States federal income tax purposes with respect to a United States Investor.

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. investor will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. investor directly held the shares of such Subsidiary PFIC. In addition, U.S. investors may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares. Accordingly, U.S. investors should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s common shares are made.

The Company has not made a determination as to whether it will or will not be a PFIC in the current tax year or in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Corporation will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or will be requested. U.S. investor should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Corporation is a PFIC

If the Company is a PFIC for any tax year during which a U.S. investor holds common shares, special rules may increase such U.S. investors’ U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Company meets the income test or the asset test for any tax year during which a U.S. investor owns common shares, the Company will be treated as a PFIC with respect to such U.S. investor for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. investor elects to recognize any unrealized gain in the common shares or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election (the QEF Election and Mark-to-Market Election are discussed further below).

Under the default PFIC rules of section 1291 of the Code:

♦	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the preceding three years) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. investor’s holding period for the common shares;

♦	The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

♦	The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

♦	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. investor; and

♦	Any loss realized on the disposition of the common shares generally will not be recognized.

A U.S. investor that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to common shares. In light of adverse consequences of PFIC characterization and the uncertainty as to the Company’s PFIC status, the Company will undertake to provide to any U.S. investor, upon written request, the information the Company determines is necessary for United States income tax reporting purposes for such investor to make a QEF Election. The Company may elect to provide such information on its website. U.S. investor should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. investors with information such U.S. investors require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. investor to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. investor could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. investor, the U.S. investor’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. investor. Taxable gains on the disposition of common shares by a U.S. investor that has made a timely and effective QEF Election are generally capital gains. A U.S. investor must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. investor will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. investor must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. investor will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. investor owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. investor is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. investor should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. investor generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC because such stock is not marketable. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code, described above, with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions with respect to a Subsidiary PFIC.

A U.S. investor that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. investor’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. investor’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. investor’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. investor generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. investor’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. investor should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

United States Information Reporting and Backup Withholding

Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 30% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

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

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. investor. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. investor should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

I. Subsidiary information

None.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Audit Committee of our board of directors regularly reviews foreign exchange and interest rates. Our policy prohibits the use of financial instruments for speculative purposes. See Note 24 in our annual audited consolidated Financial Statements contained in this annual report on Form 20-F for quantitative and qualitative disclosure of market risk.

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

Management’s Report on Internal Controls over Financial Reporting

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

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at December 31, 2017.

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

Changes in Internal Controls over Financial Reporting

Based on the evaluation as at December 31, 2017, management, including our principal executive officer and principal financial officer, have concluded that there were material changes in the design of internal controls from the last annual reporting date of December 31, 2016. Corrective action was taken to remediate the material weaknesses around not having a formal risk management process in place that involves all appropriate levels of management, as well as certain policies that had not been translated into Spanish for Company employees operating in Mexico. Avino has adopted a formal risk management process which involves all appropriate levels of management. Further, Avino has performed certified translations to Spanish for Spanish-speaking staff, primarily located in Mexico, including the translation of an appropriate whistleblower policy and program, and clear direction on how to report suspected incidents to an independent committee. In addition, management continues to maintain close involvement in the day to day activities, which provides an additional level of compensating controls.

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson and Mr. Ross Glanville are qualified as Audit Committee Financial Experts. Mr. Robertson and Mr. Glanville are independent as determined by the NYSE American rules.

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics (“Code”) that applies to all directors, officers, consultants and employees of the Company.

This Code covers a wide range of financial and non-financial business practices and procedures. This Code does not cover every issue that may arise, but it sets out basic principles to guide all executive and staff of the Company. If a law or regulation conflicts with a policy in this Code, then personnel must comply with such law or regulation. If any person has any questions about this Code or potential conflicts with a law or regulation, they should refer to the Company’s Whistleblower Policy.

All executive and staff should recognize that they hold an important role in the overall corporate governance and ethical standards of the Company. Each person is capable and empowered to ensure that the Company’s, its shareholders’ and other stakeholders’ interests are appropriately balanced, protected and preserved. Accordingly, the Code provides principles to which all personnel are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the shareholders, other stakeholders, and the public generally.

A copy of the Code and Whistleblower Policy has been filed as an exhibit with the SEC and are available at the Company’s website at www.avino.com. You may obtain a copy of the Code and Whistleblower Policy upon request by contacting the Company’s Corporate Secretary at 570 Granville Street, Suite 900, Vancouver, British Columbia V6C 3P1, Canada.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended December 31, 2017 and 2016 was Manning Elliott LLP.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for the Company’s years ended December 31, 2017 and 2016, were $176,000 and $146,468, respectively.

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for assurance and related services that are reasonably related to the performance of the audit or review for the Company’s years ended December 31, 2017 and 2016, were $7,700 and $7,546, respectively, and consisted of travel and expenses.

Tax Fees

The tax fees billed by Manning Elliott LLP for the Company’s years ended December 31, 2017 and 2016, were Nil and $6,037, respectively, and consisted of fees for tax compliance services.

All Other Fees

The aggregate fees billed by Manning Elliott LLP for services other than the services reported above for the Company’s years ended December 31, 2017 and 2016, were $7,500 and $17,827, respectively, and consisted of fees related to the Company’s securities registration documents.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2017 and 2016. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

The Company’s common shares are listed on the NYSE American. The Company does not believe that its corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE American.

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

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

99

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

The consolidated financial statements as at December 31, 2017, December 31, 2016, and January 1, 2016, and for the years ended December 31, 2017, 2016 and 2015, have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination, and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
April 2, 2018	April 2, 2018

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017, December 31, 2016 and January 1, 2016, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017, December 31, 2016 and January 1, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

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

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Emphasis of Matter

As discussed in Note 5 to the consolidated financial statements, the Company has elected to change its presentation currency during the year ended December 31, 2017.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

April 2, 2018

We have served as the Company’s auditor since 2007

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Financial Position (Expressed in US dollars, except where otherwise noted)

	Note	December 31, 2017	December 31, 2016	January 1, 2016
ASSETS			(Notes 2 & 5)	(Notes 2 & 5)
Current assets
Cash		$3,419,532	$11,779,718	$5,401,109
Short-term investments	6	1,000,000	10,000,000	-
Amounts receivable		4,634,997	3,050,012	2,695,315
Taxes recoverable	7	6,368,775	3,529,415	2,205,950
Prepaid expenses and other assets		2,065,223	965,176	850,473
Inventory	8	9,102,257	5,804,012	3,332,539
Total current assets		26,590,784	35,128,333	14,485,386
Exploration and evaluation assets	9	43,337,870	30,791,736	29,896,658
Plant, equipment and mining properties	11	31,951,605	27,738,747	18,593,232
Long-term investments		33,773	26,717	27,971
Reclamation bonds	12	713,830	108,364	105,130
Total assets		$102,627,862	$93,793,897	$63,108,377
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,511,720	$3,727,253	$3,019,198
Amounts due to related parties	13(b)	186,563	199,393	157,386
Current portion of term facility	14	4,000,000	4,666,667	4,666,667
Current portion of equipment loans	15	848,387	976,951	160,543
Current portion of finance lease obligations	16	1,116,377	1,434,741	1,311,956
Taxes payable		525,378	817,285	831,809
Total current liabilities		10,188,425	11,822,290	10,147,559
Term facility	14	4,666,667	4,666,667	5,333,333
Equipment loans	15	397,817	1,190,734	528,843
Finance lease obligations	16	1,232,773	1,376,933	1,665,848
Warrant liability	17	1,161,109	1,629,797	-
Reclamation provision	18	11,638,157	6,962,911	4,369,486
Deferred income tax liabilities	27	4,548,000	4,688,315	3,535,344
Total liabilities		33,832,948	32,337,647	25,580,413
EQUITY
Share capital	19	81,467,603	80,784,973	58,240,661
Equity reserves		10,581,073	9,100,033	9,330,107
Treasury shares (14,180 shares, at cost)		(97,100)	(97,100)	(97,100)
Accumulated other comprehensive loss		(4,073,466)	(6,456,187)	(6,360,914)
Accumulated deficit		(19,083,196)	(21,875,469)	(23,584,790)
Total equity		68,794,914	61,456,250	37,527,964
Total liabilities and equity		$102,627,862	$93,793,897	$63,108,377

Commitments – Note 22

Approved and authorized for issuance by the Board of Directors on April 2, 2018:

“Gary Robertson”	Director	“David Wolfin”	Director

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2017, 2016, and 2015

(Expressed in US dollars, except where otherwise noted)

	Note	2017	2016	2015
			(Notes 2 & 5)	(Notes 2 & 5)
Revenue from mining operations	20	$33,358,641	$30,105,336	$14,924,798
Cost of sales	20	21,975,130	19,160,800	8,573,200
Mine operating income		11,383,511	10,944,536	6,351,598
Operating expenses
General and administrative expenses	21	3,312,432	3,788,867	3,297,240
Share-based payments	19	2,018,363	1,218,703	31,926
Income before other items		6,052,716	5,936,966	3,022,432
Other items
Fair value adjustment on warrant liability	17	563,466	8,197	187,463
Interest and other income		245,810	52,122	46,221
Unrealized gain (loss) on long-term investments		5,002	(2,142)	(43,154)
Foreign exchange gain (loss)		(935,058)	156,260	(652,137)
Accretion of reclamation provision	18	(248,267)	(214,787)	(107,090)
Finance cost		(157,078)	(142,574)	(11,136)
Interest expense		(102,541)	(125,744)	(140,842)
Net income before income taxes		5,424,050	5,668,298	2,301,757
Income taxes
Current income tax expense	27	(2,910,904)	(3,159,559)	(2,806,035)
Deferred income tax (expense) recovery	27	140,315	(1,005,208)	882,365
		(2,770,589)	(4,164,767)	(1,923,670)
Net income		2,653,461	1,503,531	378,087
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations		2,382,721	(95,273)	(3,583,669)
Total comprehensive income (loss)		$5,036,182	$1,408,258	$(3,205,582)
Earnings per share	19(e)
Basic		$0.05	$0.04	$0.01
Diluted		$0.05	$0.03	$0.01
Weighted average number of common shares outstanding	19(e)
Basic		52,523,454	42,695,999	36,229,424
Diluted		53,320,009	43,791,451	36,723,725

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Changes in Equity For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

	Note		Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity

Balance, January 1, 2015	2,5		35,374,813	$55,381,240	$10,320,406	$(97,100)	$(2,777,245)	$(23,994,105)	$38,833,196
Common shares issued for cash:
Brokered public offerings	19		1,001,196	1,213,120	-	-	-	-	1,213,120
Less share issuance costs	19		-	(82,353)	-	-	-	-	(82,353)
Exercise of stock options	19		922,000	733,412	-	-	-	-	733,412
Carrying value of stock options exercised			-	995,242	(995,242)	-	-	-	-
Options and warrants cancelled or expired			-	-	(31,228)	-	-	31,228	-
Share-based payments	19		-	-	36,171	-	-	-	36,171
Net income for the year			-	-	-	-	-	378,087	378,087
Currency translation differences of foreign operations			-	-	-	-	(3,583,669)	-	(3,583,669)
Balance, December 31, 2015	2,5		37,298,009	$58,240,661	$9,330,107	$(97,100)	$(6,360,914)	$(23,584,790)	$37,527,964
Common shares issued for cash:
Brokered public offerings	19		14,043,992	21,663,101	-	-	-	-	21,663,101
Less share issuance costs	19		-	(1,458,599)	-	-	-	-	(1,458,599)
Exercise of stock options	19		1,079,000	948,690	-	-	-	-	948,690
Carrying value of stock options exercised			-	1,368,773	(1,368,773)	-	-	-	-
Options and warrants cancelled or expired			-	-	(205,790)	-	-	205,790	-
Shares issued for exploration and evaluation assets	9	(b)	10,000	22,347	-	-	-	-	22,347
Share-based payments (net of costs of $4,539)	19		-	-	1,344,489	-	-	-	1,344,489
Net income for the year			-	-	-	-	-	1,503,531	1,503,531
Currency translation differences of foreign operations			-	-	-	-	(95,273)	-	(95,273)
Balance, December 31, 2016	2,5		52,431,001	$80,784,973	$9,100,033	$(97,100)	$(6,456,187)	$(21,875,469)	$61,456,250
Common shares issued for cash:
Brokered public offerings	19		10,000	16,737	-	-	-	-	16,737
Exercise of stock options	19		20,000	24,836	-	-	-	-	24,836
Carrying value of stock options exercised			-	19,998	(19,998)	-	-	-	-
Options and warrants cancelled or expired			-	-	(138,812)	-	-	138,812	-
Carrying value of RSUs exercised			257,152	622,719	(622,719)	-	-	-	-
Total share issuance costs			-	(1,660)	-	-	-	-	(1,660)
Share-based payments	19		-	-	2,262,569	-	-	-	2,262,569
Net income for the year			-	-	-	-	-	2,653,461	2,653,461
Currency translation differences of foreign operations			-	-	-	-	2,382,721	-	2,382,721
Balance, December 31, 2017			52,718,153	$81,467,603	$10,581,073	$(97,100)	$(4,073,466)	$(19,083,196)	$68,794,914

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Cash Flows For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted

	Note	2017	2016	2015

Cash Provided By (Used In):			(Notes 2 & 5)	(Notes 2 & 5)
Operating Activities
Net income		$2,653,461	$1,503,531	$378,087
Adjustments for non-cash items:
Depreciation and depletion		2,572,047	1,341,577	1,049,255
Deferred income tax expense (recovery)		(140,315)	1,005,208	(882,365)
Share-based payments		2,018,363	1,218,703	31,926
Accretion of reclamation provision		248,267	214,787	107,090
Unrealized gain on long-term investments		(5,002)	2,142	43,154
Foreign exchange loss (gain)		126,810	(440,739)	(605,955)
Fair value adjustment on warrant liability		(563,466)	(8,197)	(187,463)
		6,910,165	4,837,012	(66,271)

Net change in non-cash working capital items	23	(9,077,103)	(1,098,070)	(2,101,273)
		(2,166,938)	3,738,942	(2,167,544)
Financing Activities
Shares and units issued for cash, net of issuance costs		39,912	22,791,185	1,864,179
Finance lease payments		(1,581,264)	(1,531,708)	(1,216,497)
Equipment loan payments		(846,967)	(587,175)	(75,120)
Term facility proceeds (payments)		(666,667)	(666,666)	10,000,000
		(3,054,986)	20,005,636	10,572,562
Investing Activities
Exploration and evaluation expenditures		(5,526,937)	(8,312,934)	(19,628,309)
Additions to plant, equipment and mining properties		(6,608,168)	(3,682,938)	(3,375,181)
Redemption (purchase) of short-term investments		9,000,000	(10,000,000)	-
Recovery of exploration costs from concentrate proceeds		-	4,587,005	16,094,867
		(3,135,105)	(17,408,867)	(6,908,623)

Change in cash		(8,357,029)	6,335,711	1,496,395

Effect of exchange rate changes on cash		(3,157)	42,898	241,414

Cash, Beginning of the year		11,779,718	5,401,109	3,663,300

Cash, End of the year		$3,419,532	$11,779,718	$5,401,109

Supplementary Cash Flow Information (Note 23)

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on April 1, 2016, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine. Both mines are located on the historic Avino property in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Functional & presentation currencies

The functional currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of the Company’s Mexican subsidiaries is the US dollar, which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

Effective January 1, 2017, the Company changed its presentation currency from the Canadian dollar to the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers. For more details, see Note 5 of these consolidated financial statements.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Foreign Currency Translation (continued)

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their sales to US dollars at spot rates on the date of the transactions and remaining statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

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

	ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine and Avino Mine had achieved production levels intended by management as of October 1, 2012 and April 1, 2016, respectively, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2017.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

ii.	Commencement of production at levels intended by management (continued)

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report, on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

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

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment, in which the entity operates. The Company has determined the functional currency of the Company and its Canadian subsidiary to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities, if there is a change in events and conditions, which determine the primary economic environment.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

ii.	Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino, San Gonzalo, and Bralorne properties. The provision reflects estimates of future costs, inflation, foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii.	Valuation of share-based payments and warrants

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and warrants. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or net loss and its equity reserves. Warrant liabilities are accounting for as derivate liabilities (see Note 17).

iv.	Impairment of plant, equipment and mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment, and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment and mining properties, and exploration and evaluation assets.

v.	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

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

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value, and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash, amounts receivable, short- and long-term investments, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, term facility, equipment loans, and finance lease obligations.

The Company has classified its cash, amounts receivable, investments (short- and long-term), and warrant liability as FVTPL. Reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations are classified as other financial liabilities.

Subsequent to initial recognition, financial assets are measured in accordance with the following:

(i)	Financial assets classified as FVTPL are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income in the period in which they arise.

(ii)	Held-to-maturity investments are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income, using the effective interest method, less any impairment.

(iii)	Loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income, using the effective interest method, less any impairment.

(iv)	Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income. Other than temporary impairments on available-for-sale financial assets are recorded in net income.

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

(i)	Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

(ii)	Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income. At December 31, 2017 and 2016, the Company classified share purchase warrants with an exercise price in US dollars (see Note 17) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income.

Cash

Cash in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

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

Plant, equipment and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the estimated reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of sales.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment and mining properties and depreciation commences.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant, equipment and mining properties (continued)

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

As at December 31, 2017, December 31, 2016, and January 1, 2016, the Company estimated a remaining mine life for San Gonzalo of 0.8 years, 1.8 years, and 2.8 years, respectively.

As at December 31, 2017 and 2016, the Company estimated a remaining mine life for the Avino Mine of 10.3 and 11.3 years, respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated using the following annual rates and methods:

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment (continued)

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

Inventory

Material extracted from the Company’s mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk copper, silver, and gold concentrate in a saleable form. The Company has bulk copper, silver, and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Metals contained in bulk concentrate sold to third parties are provisionally invoiced, and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts that provide a provisional payment based upon provisional assays and quoted metal prices at the time of delivery.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions (continued)

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

The Company records the present value of estimated costs of legal and constructive obligations required to restore properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation, and re-vegetation of affected areas.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

Annual Improvements to IFRSs 2014-2016 Cycle

In December 2016, the IASB issued the Annual Improvements 2014-2016 cycle, effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company’s consolidated financial statements.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard, or interpretation that has been issued by the IASB, but is not yet effective. The following accounting standards were issued, but not yet effective as of December 31, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step model framework for the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has not committed to either application, but it is expected that the Company will apply the full retrospective approach upon transition on January 1, 2018.

Under IFRS 15, revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to the customers. The Company has evaluated the impact of applying IFRS 15, by analyzing its concentrate sales agreements, and concluded that there is no material change in the timing of revenue recognized under the new standard, and based on the facts and circumstances at December 31, 2017, there will be no material impact to the timing of the Company’s recognition of revenues.

IFRS 15 also requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. Under the terms of a number of the Company’s concentrate agreements, the seller must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Under IFRS 15, the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time, as the obligations are fulfilled. Based on the facts and circumstances at December 31, 2017, the Company has determined that the impact of this change is insignificant, and there will be no material impact to the Company’s recognition of revenues.

IFRS 15 contains presentation and disclosure requirements which are currently more detailed than current standards, with many requirements being new. Under IFRS 15, the Company will present disclosure relating to the timing of completion of the Company’s performance obligations, and the portion of revenue related to provisional pricing adjustments on its concentrate sales will also be separately disclosed.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company will apply IFRS 9 at the date it becomes effective. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 9 – Financial Instruments (continued)

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9, with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income or loss. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

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

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. At this time it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard, and is currently evaluating its expected impact on the consolidated financial statements.

5.	CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

The consolidated statements of operations and comprehensive income (loss) and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive loss. Asset and liability amounts previously reported in Canadian dollars have been translated into US dollars as at January 1, 2016, and December 31, 2016, using the period-end exchange rates of 1.3840 CAD/USD and 1.3427 CAD/USD, respectively, and shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

5.	CHANGE IN PRESENTATION CURRENCY (continued)

The change in presentation currency resulted in the following impact on the January 1, 2016, opening statement of financial position:

	Reported at January 1, 2016 in CAD	Presentation currency change	Restated January 1, 2016, in USD

Total assets	$87,341,992	$24,233,615	$63,108,377
Total liabilities	35,403,293	9,822,880	25,580,413
Equity	51,938,699	14,410,735	37,527,964

The change in presentation currency resulted in the following impact on the December 31, 2016, statement of financial position:

	Reported at December 31, 2016 in CAD	Presentation currency change	Restated December 31, 2016, in USD

Total assets	$125,937,065	$32,143,168	$93,793,897
Total liabilities	43,419,758	11,082,111	32,337,647
Equity	82,517,307	21,061,057	61,456,250

6.	SHORT-TERM INVESTMENTS

The Company’s short-term investments consist of term deposits maturing within one year, with an interest rate of 0.8%. All term deposits are redeemable at any time without penalty.

At December 31, 2017, the Company’s short-term investments totalled $1,000,000 (December 31, 2016 - $10,000,000, January 1, 2016 - $Nil).

7.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST”) recoverable.

	December 31, 2017	December 31, 2016	January 1, 2016

VAT recoverable	$5,778,823	$3,375,948	1,185,710
GST recoverable	105,190	153,467	123,791
Income taxes recoverable	484,762	-	896,449

Total taxes recoverable	$6,368,775	$3,529,415	2,205,950

8.	INVENTORY

	December 31, 2017	December 31, 2016	January 1, 2016

Process material stockpiles	$3,565,892	$2,604,720	$2,434,943
Concentrate inventory	3,436,879	1,895,808	159,998
Materials and supplies	2,099,486	1,303,484	737,598

	$9,102,257	$5,804,012	$3,332,539

The amount of inventory recognized as an expense for the year ended December 31, 2017, totalled $21,975,130 (2016 – $19,160,800; 2015 - $8,573,200), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2016	$15,241,740	$14,654,917	$1	$29,896,658

Costs incurred during 2016:
Mine and camp costs	3,379,702	2,831,997	-	6,211,699
Provision for reclamation	-	2,656,790	-	2,656,790
Water treatment and tailing storage facility costs	-	1,249,064	-	1,249,064
Effect of movement in exchange rates	254,153	450,767	-	704,920
Depreciation of plant and equipment	203,350	467,944	-	671,294
Interest and financing costs	101,383	363,218	-	464,601
Drilling and exploration	305,065	59,488	-	364,553
Geological and related services	11,721	237,861	-	249,582
Acquisition costs	-	156,845	-	156,845
Assessments and taxes	80,722	20,938	-	101,660
Assays	-	1,006	-	1,006
Transfers	(7,011,990)	-	-	(7,011,990)
Sale of concentrate	(4,587,005)	-	-	(4,587,005)
Mineral exploration tax credit	-	(337,941)	-	(337,941)
Balance, December 31, 2016	$7,978,841	$22,812,894	$1	$30,791,736

Costs incurred during 2017:
Mine and camp costs	-	4,300,669	-	4,300,669
Provision for reclamation	-	3,761,597	-	3,761,597
Effect of movements in exchange rates	554,843	1,603,903	-	2,158,746
Drilling and exploration	418,123	348,226	-	766,349
Depreciation of plant and equipment	-	715,796	-	715,796
Interest and financing costs	-	377,350	-	377,350
Geological and related services	-	264,584	-	264,584
Water treatment and tailing storage facility costs	-	223,837	-	223,837
Assessments and taxes	82,298	97,118	-	179,416
Mineral exploration tax credit	-	(202,210)	-	(202,210)

Balance, December 31, 2017	$9,034,105	$34,303,764	$1	$43,337,870

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

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

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250,100 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Durango, Mexico (continued)

(iv)	Unification La Platosa properties (continued)

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

The Company commenced production at levels intended by management at the Avino Mine on April 1, 2016. In connection with the transition to production at levels intended by management, the Company assessed the $7,011,990 estimated carrying value of Avino Mine exploration and evaluation assets for impairment and determined that the recoverable amount exceeded the carrying value of the CGU. The Company subsequently transferred the carrying value to inventory in the amount of $2,538,740 and to mining properties in the amount of $4,473,250.

In the periods before production at levels intended by management had been achieved, the Company recorded in its statement of financial position the costs of extracting and processing mineralized material from the Avino Mine as exploration and evaluation costs, and recorded a reduction to the carrying value of those costs for any proceeds from sales of Avino Mine concentrate. During the year ended December 31, 2016, the Company reduced its exploration and evaluation costs in the consolidated statement of financial position by $4,587,005 for sales of 2,603 tonnes of Avino Mine copper/silver/gold concentrate, prior to commencing production at levels intended by management on April 1, 2016.

(b)	British Columbia, Canada

(i)	Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of net smelter proceeds of production from the claims, and pay fifty cents Canadian (C$0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

During the year ended December 31, 2016, the Company acquired land and mineral claims for the Bralorne Mine project in connection with ongoing plans for exploration and potential expansion. The acquisitions included nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia (the “BRX Property”), for which the Company paid $48,410 and issued 10,000 common shares at their TSX-V market value of $22,347. The BRX Property carries a 1% net smelter returns royalty to a maximum of C$250,000, and a 2.5% net smelter returns royalty.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS (continued)

(b)	British Columbia, Canada (continued)

(ii)	Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

During the year ended December 31, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in all 14 quartz mining leases. To exercise the option, Alexco must pay Avino a total of $70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur $550,000 in exploration work by the second anniversary of the option agreement date, and a further $2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for $2.5 million.

The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

10.	NON-CONTROLLING INTEREST

At December 31, 2017, the Company had an effective 99.67% (2016 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2016 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

11.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2016	4,427,701	66,651	224,545	10,175,329	7,342,421	1,462,197	23,698,844
Additions and transfers	5,748,689	15,873	27,487	4,720,276	272,911	1,177,935	11,963,171
Effect of movements in exchange rates	13,681	206	694	31,440	22,687	4,518	73,226
Balance at December 31, 2016	10,190,071	82,730	252,726	14,927,045	7,638,019	2,644,650	35,735,241
Additions	1,370,176	49,357	27,072	1,271,265	2,137,015	2,948,752	7,803,637
Effect of movements in exchange rates	121,839	989	3,022	178,478	91,325	31,621	427,274
Balance at December 31, 2017	11,682,086	133,076	282,820	16,376,788	9,866,359	5,625,023	43,966,152

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2016	1,170,392	27,220	88,778	2,761,840	618,128	439,254	5,105,612
Additions	1,109,914	9,089	26,524	1,435,813	226,434	67,332	2,875,106
Effect of movements in exchange rates	3,616	85	274	8,534	1,910	1,357	15,776
Balance at December 31, 2016	2,283,922	36,394	115,576	4,206,187	846,472	507,943	7,996,494
Additions	1,686,830	11,898	26,667	1,827,225	282,535	87,287	3,922,442
Effect of movements in exchange rates	27,307	435	1,382	50,292	10,121	6,074	95,611
Balance at December 31, 2017	3,998,059	48,727	143,625	6,083,704	1,139,128	601,304	12,014,547

NET BOOK VALUE
At December 31, 2017	7,684,027	84,349	139,195	10,293,084	8,727,231	5,023,719	31,951,605
At December 31, 2016	7,906,149	46,336	137,150	10,720,858	6,791,547	2,136,707	27,738,747
At January 1, 2016	3,257,309	39,431	135,767	7,413,489	6,724,293	1,022,943	18,593,232

Plant, equipment and mining properties includes assets under construction of $3,283,076 as at December 31, 2017 (December 31, 2016 - $1,001,211, January 1, 2016 - $380,082), on which no depreciation was charged in the years then ended.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

12.	RECLAMATION BONDS

Under the Ministry of Energy, Mines and Petroleum Resources (“MEM”), the Company is required to hold reclamation bonds that cover the estimated future cost to reclaim the ground disturbed.

At December 31, 2017, the Company has secured $713,830 (December 31, 2016 - $108,364, January 1, 2016 - $105,130) to cover estimated future costs related to the future ground disturbance at the Company’s Canadian operations.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, were as follows:

	2017	2016	2015
Salaries, benefits, and consulting fees	$860,280	$1,276,684	$1,329,864
Share‐based payments	1,717,592	890,669	-
	$2,577,872	$2,167,353	$1,329,864

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $232,076 (December 31, 2016 - $110,905, January 1, 2016 - $102,765) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2017. The following table summarizes the amounts due to related parties:

	December 31,	December 31,	January 1,
	2017	2016	2016
Oniva International Services Corp.	$139,047	$126,819	$118,703
Directors	41,660	44,919	34,495
Jasman Yee & Associates, Inc.	5,856	4,195	4,188
Intermark Capital Corp.	-	19,550	-
Wear Wolfin Designs Ltd.	-	3,910	-
	$186,563	$199,393	$157,386

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

13.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	Other related party transactions

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

The transactions with Oniva during the years ended December 31, are summarized below:

	2017	2016	2015
Salaries and benefits	$450,382	$296,798	$242,134
Office and miscellaneous	566,664	506,534	392,687
Exploration and evaluation assets	351,545	248,304	243,236
	$1,368,591	$1,051,636	$878,057

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin. For the years ended December 31, 2017, 2016, and 2015, the Company paid $231,018, $503,741, and $620,366, respectively, to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the years ended December 31, 2017, 2016, and 2015, the Company paid $80,163, $140,145, and $163,178, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2017, 2016, and 2015, the Company paid $23,102, $22,638, and $23,463, respectively, to WWD.

14.	TERM FACILITY

In July 2015, the Company entered into a $10,000,000 term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016. Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less interest, treatment, refining, shipping, and insurance charges.

During the year ended December 31, 2017, the Company and Samsung agreed to amend the Company’s existing term facility by extending the repayment period. Repayments of the remaining balance will be made in 13 equal monthly instalments commencing in July 2018 and ending July 2019. The Company will sell the Avino Mine concentrates on an exclusive basis to Samsung until December 31, 2021.

The facility is secured by the concentrates produced under the agreement and by the common shares of the Company’s wholly-owned subsidiary Bralorne Gold Mines Ltd. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine that are sold to Samsung.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

14.	TERM FACILITY (continued)

The continuity of the term facility with Samsung is as follows:

	December 31,	December 31,	January 1,
	2017	2016	2016
Balance at beginning of the period	$9,333,334	$10,000,000	$-
Proceeds	-	-	10,000,000
Repayments	(666,667)	(666,666)	-
Balance at end of the period	8,666,667	9,333,334	10,000,000
Less: Current portion	(4,000,000)	(4,666,667)	(4,666,667)
Non-current portion	$4,666,667	$4,666,667	$5,333,333

15.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing in between 2018 and 2020 with fixed interest rates of 4.35% to 5.26% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at December 31, 2017, plant, equipment, and mining properties includes a net carrying amount of $2,065,332 (December 31, 2016 - $2,507,549, January 1, 2016 - $706,345) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under the equipment loans are as follows:

	December 31,	December 31,	January 1,
	2017	2016	2016
Not later than one year	$886,145	$1,060,091	$188,863
Later than one year and not later than five years	409,899	1,237,700	566,904
Less: Future interest charges	(49,840)	(130,106)	(66,381)
Present value of loan payments	1,246,204	2,167,685	689,386
Less: Current portion	(848,387)	(976,951)	(160,543)
Non-current portion	$397,817	$1,190,734	$528,843

The equipment loan credit facilities are a component of the master credit facilities described in Note 16.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

16.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2018 and 2020, with interest rates ranging from 2% to 11.99% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at December 31, 2017, plant, equipment and mining properties includes a net carrying amount of $3,950,846 (December 31, 2016 - $4,801,047, January 1, 2016 - $5,897,535) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	December 31,	December 31,	January 1,
	2017	2016	2016
Not later than one year	$1,203,882	$1,527,031	$1,416,795
Later than one year and not later than five years	1,295,661	1,482,284	1,780,423
Less: Future interest charges	(150,393)	(197,641)	(219,414)
Present value of lease payments	2,349,150	2,811,674	2,977,804
Less: Current portion	(1,116,377)	(1,434,741)	(1,311,956)
Non-current portion	$1,232,773	$1,376,933	$1,665,848

The Company has two master credit facilities with equipment suppliers for a total of $10,375,400. The facilities are used to acquire equipment necessary for maintaining operations at the San Gonzalo Mine and the Avino Mine, and for continuing exploration activity at the Bralorne Mine. As of December 31, 2017, the Company had $7,270,423 in available credit remaining under these facilities.

17.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the year is as follows:

	December 31,	December 31,
	2017	2016
Balance at beginning of the year	$1,629,797	$-
Warrants issued during the year	-	1,637,887
Fair value adjustment	(563,466)	(8,197)
Effect of movement in exchange rates	94,778	107
Balance at end of the year	$1,161,109	$1,629,797

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

17.	WARRANT LIABILITY (continued)

Continuity of derivative warrants during the year is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2016	1,033,059	$2.87
Issued	3,602,215	$1.99
Warrants outstanding and exercisable, December 31, 2016	4,635,274	$2.19
Expired	(1,033,059)	$2.87
Warrants outstanding and exercisable, December 31, 2017	3,602,215	$1.99

Derivative warrants outstanding and exercisable are as follows:

		Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2017	December 31, 2016	January 1, 2016
February 25, 2017	$2.87	-	1,033,059	1,033,059
March 14, 2019	$1.00	40,000	40,000	-
November 28, 2019	$2.00	3,562,215	3,562,215	-
		3,602,215	4,635,274	1,033,059

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

	December 31, 2017	December 31, 2016	January 1, 2016
Weighted average assumptions:
Risk-free interest rate	1.66%	0.67%	0.48%
Expected dividend yield	0%	0%	0%
Expected option life (years)	1.90	2.29	1.14
Expected stock price volatility	65.69%	72.66%	46.02%
Weighted average fair value	$0.32	$0.35	$0.00

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

18.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2017, is $11,638,157 (December 31, 2016 – $6,962,911, January 1, 2016 – $4,369,486), and the undiscounted value of the obligation is $17,529,198 (December 31, 2016 – $7,634,138, January 1, 2016 – $4,906,656).

The present value of the obligation in Mexico of $1,584,420 (December 31, 2016 – $1,232,626; January 1, 2016 – $1,509,344) was calculated using a risk-free interest rate of 7.68% (December 31, 2016 – 7.00%; January 1, 2016 – 7.00%) and an inflation rate of 6.77% (December 31, 2016 – 4.25%; January 1, 2016 – 4.25%). Reclamation activities are estimated to begin in 2019 for the San Gonzalo Mine and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne of $10,053,737 (December 31, 2016 – $5,730,285; January 1, 2016 – $2,860,142) was calculated using a weighted average risk-free interest rate of 3.46% (December 31, 2016 – 4.39%; January 1, 2016 – 3.00%) and a weighted average inflation rate of 1.67% (December 31, 2016 – 1.79%; January 1, 2016 – 2.45%). Reclamation activities are estimated to begin in 2021.

A reconciliation of the changes in the reclamation provision during the years ended December 31, 2017 and 2016, is as follows:

	December 31,	December 31,
	2017	2016
Balance at beginning of the year	$6,962,911	$4,369,486
Changes in estimates	3,900,447	2,517,928
Unwinding of discount	248,267	214,787
Effect of movements in exchange rates	526,532	(139,290)
Balance at end of the year	$11,638,157	$6,962,911

19.	SHARE CAPITAL AND SHARE-BASED PAYMENT

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued

(i)	During the year ended December 31, 2017, the Company issued shares in an at-the-market offering under prospectus supplements for an aggregate of 10,000 common shares at an average price of $1.67 for gross proceeds of $16,737. The Company paid cash commission on the gross proceeds in the amount of $605.

During the year ended December 31, 2017, the Company issued 20,000 common shares upon the exercise of stock options for gross proceeds of $24,836.

During the year ended December 31, 2017, the Company issued 257,152 common shares upon the vesting of restricted share units.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

19.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(b)	Issued (continued)

(ii)	During the year ended December 31, 2016, the Company closed a bought-deal financing, issuing 7,124,430 units of the Company at the price of $1.57 per unit for gross proceeds of $11,185,355. Each unit consisted of one common share and one-half of a share purchase warrant, with each whole warrant exercisable to purchase one additional common share at an exercise price of $2.00 until expiry on November 28, 2019. The financing was made by way of a prospectus supplement dated November 21, 2016, to the short form base shelf prospectus dated November 10, 2016, for up to $50,000,000.

Of the $11,185,355 total aggregate proceeds raised in this financing, the $1,637,887 estimated fair value of the warrants was attributed to warrant liability (Note 17), and the residual amount of was attributed to common shares. The Company paid a 7% cash commission on the gross proceeds in the amount of $782,875, and incurred additional legal costs of $335,134.

During the year ended December 31, 2016, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which was filed on June 14, 2016, for up to $15,000,000. The Company sold an aggregate of 6,119,562 common shares at an average price of $1.85 per common share for gross proceeds of $11,315,633 during the year ended December 31, 2016. The Company paid a 3% cash commission on the gross proceeds in the amount of $339,074 and incurred additional accounting, legal and regulatory costs of $63,687.

During the year ended December 31, 2016, the Company also issued shares in a brokered public offering issued under a separate $800,000 prospectus supplement filed on March 10, 2016. In connection with this offering, the Company sold an aggregate of 800,000 common shares at a price of $1.00 per common share for gross proceeds of $800,000. The Company paid a 7% cash commission on the gross proceeds in the amount of $56,000, incurred additional accounting, legal and regulatory costs of $22,509 and issued 40,000 agent’s warrants exercisable at $1.00 until March 14, 2019.

During the year ended December 31, 2016, the Company issued 1,079,000 common shares upon the exercise of stock options for gross proceeds of $948,690.

(iii)	During the year ended December 31, 2015, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which (as at December 31, 2015) was filed on May 27, 2015, for up to $6,000,000. The Company sold an aggregate of 1,001,196 common shares at an average price of $1.21 per common share for gross proceeds of $1,213,120 during the year ended December 31, 2015. The Company paid a 3% cash commission on the gross proceeds in the amount of $36,394 and incurred additional accounting, legal and regulatory costs of $45,959.

During the year ended December 31, 2015, the Company issued 922,000 common shares upon the exercise of stock options for gross proceeds of $733,412.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

19.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(c)	Stock options

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

Continuity of stock options for the years ended December 31, 2017 and 2016, is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)
Stock options outstanding and exercisable, January 1, 2016	2,439,500	$1.52
Granted	802,500	$2.95
Forfeited	(165,000)	$1.44
Expired	(19,500)	$1.02
Exercised	(1,079,000)	$1.17
Stock options outstanding and exercisable, December 31, 2016	1,978,500	$2.24
Granted	1,475,000	$1.98
Forfeited	(122,500)	$2.54
Exercised	(20,000)	$1.62
Stock options outstanding and exercisable, December 31, 2017	3,311,000	$2.12

As at December 31, 2017, the weighted average remaining contractual life of stock options outstanding was 3.32 years (December 31, 2016 – 3.21 years; January 1, 2016 – 2.38 years).

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

19.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(c)	Stock options (continued):

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price (C$)	December 31, 2017	December 31, 2016	January 1, 2016

January 18, 2016	$1.02	-	-	204,500
September 30, 2016	$1.02	-	-	645,000
February 18, 2018	$1.60	147,500	147,500	195,000
September 9, 2018	$1.62	276,000	296,000	360,000
September 19, 2019	$1.90	620,000	667,500	855,000
December 22, 2019	$1.90	105,000	105,000	130,000
September 29, 2020	$1.32	-	-	50,000
September 2, 2021	$2.95	687,500	762,500	-
September 20, 2022	$1.98	1,435,000	-	-
October 6, 2022	$1.98	40,000	-	-
		3,311,000	1,978,500	2,439,500

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates.

The fair value of the options granted during the years ended December 31, 2017, 2016 and 2015 were calculated using the Black-Scholes model with the following weighted average assumptions:

	2017	2016	2015
Weighted average assumptions:
Risk-free interest rate	1.80%	0.69%	0.78%
Expected dividend yield	0%	0%	0%
Expected option life (years)	5.00	5.00	5.00
Expected stock price volatility	68.23%	65.13%	65.10%
Weighted average fair value at grant date	C$1.14	C$1.60	C$0.65

During the year ended December 31, 2017, the Company charged $1,177,156 (2016 – $875,399, 2015 – $31,926) to operations as share-based payments and capitalized $127,222 (2016 – $95,684, 2015 – $Nil) to exploration and evaluation assets.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

19.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(d)	Restricted Share Units:

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

During the year ended December 31, 2017, 80,500 RSUs (2016 – 790,000, 2015 – Nil) were granted, vesting one-third annually from the date of the grant until fully vested at the end of the three-year term. The weighted average fair value at the measurement date was C$1.98 (2016 – C$2.95, 2015 – Nil), based on the TSX-V market price of the Company’s shares on the date the RSUs were granted. At December 31, 2017, 60 RSUs (December 31, 2016 – 83,060, January 1, 2016 – Nil) are available for issuance under the plan.

At December 31, 2017, there were 592,172 RSUs outstanding (December 31, 2016 – 787,500, January 1, 2016 – Nil).

During the year ended December 31, 2017, the Company charged $841,207 (2016 – $343,304, 2015 - $Nil) to operations as share-based payments and capitalized $116,984 (December 31, 2016 - $34,641, January 1, 2016 - $Nil) to exploration and evaluation assets for the fair value of the RSUs issued. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e)	Earnings per share:

The calculations for basic earnings per share and diluted earnings per share are as follows:

	2017	2016	2015
Net income for the year	$2,653,461	$1,503,531	$378,087
Basic weighted average number of shares outstanding	52,523,454	42,695,999	36,229,424
Effect of dilutive share options, warrants, and RSUs	796,555	1,095,452	494,301
Diluted weighted average number of shares outstanding	53,320,009	43,791,451	36,723,725
Basic earnings per share	$0.05	$0.04	$0.01
Diluted earnings per share	$0.05	$0.03	$0.01

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

20.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver, gold, and copper concentrate from the Avino Mine during the year ended December 31, 2017, and nine months ended December 31, 2016, the sale of silver and gold concentrate from the San Gonzalo Mine during the years ended December 31, 2017, 2016, and 2015, and the sale of silver and gold concentrate from the historic Avino stockpiles during the year ended December 31, 2015.

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

	2017	2016	2015
Production costs	$19,417,844	$17,263,182	$7,538,147
Depreciation and depletion	2,557,286	1,897,618	1,035,053
	$21,975,130	$19,160,800	$8,573,200

21.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2017	2016	2015
Salaries and benefits	$1,196,044	$1,159,264	$1,058,543
Management and consulting fees	464,122	924,561	973,499
Office and miscellaneous	443,043	495,465	282,382
Investor relations	365,609	257,973	179,252
Professional fees	323,293	359,053	413,977
Travel and promotion	246,453	171,877	195,605
Directors fees	157,862	166,013	127,874
Regulatory and compliance fees	101,245	242,656	51,907
Depreciation	14,761	12,005	14,201
	$3,312,432	$3,788,867	$3,297,240

22.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 13(c).

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2017	December 31, 2016	January 1, 2016
Not later than one year	$300,285	$1,540,386	$151,057
Later than one year and not later than five years	251,435	556,955	541,360
Later than five years	14,568	19,972	31,757
	$566,288	$2,117,313	$724,174

Office lease payments recognized as an expense during the year ended December 31, 2017, totalled $81,073 (2016 - $82,704; 2015 - $86,975).

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	2017	2016	2015
Net change in non-cash working capital items:
Accounts payable and accrued liabilities	$(136,244)	$708,055	$(401,754)
Inventory	(2,564,647)	(40,743)	(234,031)
Amounts due to related parties	1,189	42,007	(34,034)
Current taxes recoverable	(2,828,570)	(1,323,465)	(776,231)
Amounts receivable	(1,584,985)	(354,697)	(480,960)
Prepaid expenses and other assets	(1,671,939)	(114,703)	(150,016)
Current taxes payable	(291,907)	(14,524)	(24,247)
	$(9,077,103)	$(1,098,070)	$(2,101,273)

	2017	2016	2015
Interest paid	$444,947	$470,736	$126,449
Taxes paid	$5,764,634	$3,135,626	$4,574,614
Equipment acquired under finance leases and equipment loans	$1,227,901	$3,452,257	$2,289,128

24.	FINANCIAL INSTRUMENTS

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

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments, and amounts receivable.

The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2016 – three, January 1, 2016 - three) counterparties (Note 26). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2017, no amounts were held as collateral.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

24.	FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing, and financing activities. The Company had cash at December 31, 2017, in the amount of $3,419,532 and working capital of $16,402,359 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand, and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2017 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,511,720	$3,511,720	$-	$-
Due to related parties	186,563	186,563	-	-
Minimum rental and lease payments	566,288	300,285	251,435	14,568
Term facility	9,141,679	4,396,312	4,745,367	-
Equipment loans	1,296,044	886,145	409,899	-
Finance lease obligations	2,499,543	1,203,882	1,295,661	-
Total	$17,201,837	$10,484,907	$6,702,362	$14,568

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk, and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

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

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

24.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

	December 31, 2017		December 31, 2016
	MXN	C$	MXN	C$
Cash	$9,504,034	$320,751	$15,997,014	$270,562
Long-term investments	-	42,368	-	35,873
Reclamation bonds	-	895,500	-	145,500
Amounts receivable	-	131,961	-	52,779
Accounts payable and accrued liabilities	(27,482,356)	(603,463)	(21,006,749)	(1,249,038)
Due to related parties	-	(224,664)	-	(267,726)
Equipment loans	-	(781,675)	-	(1,423,042)
Finance lease obligations	(750,795)	(1,002,470)	(865,526)	(1,465,333)
Net exposure	(18,729,117)	(1,221,692)	(5,875,261)	(3,900,425)
US dollar equivalent	$(949,465)	$(973,847)	$(284,363)	$(2,904,910)

Based on the net US dollar denominated asset and liability exposures as at December 31, 2017, a 10% fluctuation in the US/Mexican and US/Canadian exchange rates would impact the Company’s earnings for the year ended December 31, 2017 by approximately $326,558 (2016 - $350,284, 2015 - $35,342). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2017, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $223,625 (2016 - $581,031, 2015 - $376,543).

The Company is exposed to price risk with respect to its long-term investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2017, a 10% change in market prices would have an impact on net earnings of approximately $3,377 (2016 - $2,672, 2015 – $2,797).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

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

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2017:

	Level 1	Level 2	Level 3
Financial assets
Cash	$3,419,532	$-	$-
Short-term investments	1,000,000	-	-
Amounts receivable	-	4,634,997	-
Long-term investments	33,773	-	-
Financial liabilities
Warrant liability	-	-	(1,161,109
	$4,453,305	$4,634,997	$(1,161,109)

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes equity (comprising of all issued share capital, equity reserves, retained earnings or accumulated deficit, and other comprehensive income), the term facility, equipment loan obligations, and finance lease, are listed as follows:

	December 31,	December 31,	January 1,
	2017	2016	2016
Equity	$68,794,914	$61,456,250	$37,527,964
Term Facility	8,666,667	9,333,334	10,000,000
Finance Lease Obligations	2,349,150	2,811,674	2,977,804
Equipment Loans	1,246,204	2,167,685	689,386
	$81,056,935	$75,768,943	$51,195,154

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2017, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2017, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

26.	SEGMENTED INFORMATION

The Company’s revenues for the year ended December 31, 2017, of $33,358,641 (2016 - $30,105,336; 2015 - $14,924,798) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine, and the historic Avino stockpiles.

For the years ended December 31, 2017, 2016, and 2015, the Company had revenue from the following product mixes:

	2017	2016	2015

Silver	$20,158,591	$20,979,097	$13,251,865
Gold	8,226,824	6,837,729	4,763,903
Copper	10,131,051	7,000,145	44,308
Penalties, treatment costs and refining charges	(5,157,825)	(4,711,635)	(3,135,278)

Total revenue from mining operations	$33,358,641	$30,105,336	$14,924,798

For each of the years ended December 31, 2017, 2016, and 2015, the Company had three customers that accounted for total revenues as follows:

	2017	2016	2015

Customer #1	$24,845,362	$19,245,936	$-
Customer #2	7,451,519	6,318,713	-
Customer #3	1,061,760	4,540,687	6,705,786
Customer #4	-	-	5,619,686
Customer #5	-	-	2,599,326

Total revenue from mining operations	$33,358,641	$30,105,336	$14,924,798

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2017	December 31, 2016	January 1, 2016
Exploration and evaluation assets - Mexico	$9,034,105	$7,978,841	$15,241,740
Exploration and evaluation assets - Canada	34,303,765	22,812,895	14,654,918
Total exploration and evaluation assets	$43,337,870	$30,791,736	$29,896,658

	December 31, 2017	December 31, 2016	January 1, 2016
Plant, equipment and mining properties - Mexico	$28,627,706	$24,240,545	$17,583,469
Plant, equipment and mining properties - Canada	3,323,899	3,498,202	1,009,763
Total plant, equipment and mining properties	$31,951,605	$27,738,747	$18,593,232

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

27.	INCOME TAXES

(a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2017	2016	2015

Current income tax expense	$2,910,904	$3,159,559	$2,806,035
Deferred income tax expense (recovery)	(140,315)	1,005,208	(882,365)

Total income tax expense	$2,770,589	$4,164,767	$1,923,670

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2017	2016	2015

Net income before income taxes	$5,424,050	$5,668,298	$2,301,757
Combined statutory tax rate	26.00%	26.00%	26.00%

Income tax expense at the Canadian statutory rate	1,410,252	1,473,757	598,457

Reconciling items:
Effect of difference in foreign tax rates	285,045	306,927	123,437
Non-deductible/non-taxable items	601,485	700,143	14,510
Change in unrecognized deductible temporary differences	1,085,984	1,408,398	(95,120)
Impact of foreign exchange	(491,641)	777,498	801,804
Special mining duties	511,271	780,243	213,889
Expiry of tax losses	-	-	320,133
Impact of change of tax rates	(321,670)	-	-
Revisions to estimates	(248,421)	(1,094,616)	(39,224)
Share issue costs and other items	(61,716)	(187,583)	(14,216)

Income tax expense recognized in the year	$2,770,589	$4,164,767	$1,923,670

The Company recognized a non-cash expense of $51,312 for the year ended December 31, 2017 (2016 - $315,912; 2015 - $360,706) related to the deferred tax impact of the special mining duty. The Canadian income tax rate increased from 26% to 27% effective January 1, 2018, with a statutory impact prior to year-end. The impact of this change has been reflected in the consolidated financial statements.

(b)	Deferred income tax assets and liabilities

	December 31,	December 31,	January 1,
	2017	2016	2016

Deferred income tax assets	$4,887,594	$2,830,687	$1,323,091
Deferred income tax liabilities	(9,435,594)	(7,519,002)	(4,858,435)

	$(4,548,000)	$(4,688,315)	$(3,535,344)

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

27.	INCOME TAXES (continued)

(b)	Deferred income tax assets and liabilities (continued)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2016	January 1, 2016

Reclamation provision	$594,158	$502,586	$566,004
Non-capital losses	3,196,459	-	-
Other deductible temporary differences	1,096,977	2,328,101	757,087
Inventory	(229,615)	(100,669)	(132,901)
Exploration and evaluation assets	(6,463,733)	(4,265,292)	(2,519,341)
Plant, equipment and mining properties	(2,742,246)	(3,153,041)	(2,206,193)

Net deferred income tax liabilities	$(4,548,000)	$(4,688,315)	$(3,535,344)

The net deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican plant, equipment and mining properties which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican plant, equipment and mining properties includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

(c)	Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2017	December 31, 2016	January 1, 2016

Tax losses carried forward	$13,972,696	$17,350,158	$18,964,478
Share issue costs	1,100,308	1,466,423	41,040
Plant, equipment and mining properties	6,198,014	3,872,794	721,282
Exploration and evaluation assets	1,330,085	1,257,512	10,530,316
Investments	197,978	189,056	191,474
Reclamation provision and other	10,053,737	5,602,790	369,329

Unrecognized deductible temporary differences	$32,852,818	$29,738,733	$30,817,919

The Company has capital losses of $1,173,541 carried forward and $12,799,155 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2022 to 2037. As at December 31, 2017, the Company had no Mexican tax losses available to offset future Mexican taxable income.

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Minerales de Avino SA de CV Agreement dated February 18, 2012 (Incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)S
4.2	Stock Option Plan, as amended (Incorporated by reference to Exhibit 4.4 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
4.3	$5 Million Master Credit Facility with Caterpillar Credito, S.A. de C.V. and Continuing Guarantee dated December 17, 2012 (Incorporated by reference to Exhibit 4.5 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
4.4	Placement Agency Agreement (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 21, 2014)
4.5	Form of Subscription Agreement (Incorporated by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 21, 2014)
4.6	Form of Warrant Agreement (Incorporated by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 21, 2014)
4.7	Malcolm Davidson Employment Agreement dated Jan. 1, 2014 (Incorporated by reference to Exhibit 4.13 to Form 20-F filed with the SEC on May 11, 2015)
4.8	J.C. Rodríguez Employment Agreement dated July 1, 2013 and Amendment dated April 14, 2014 (Incorporated by reference to Exhibit 4.14 to Form 20-F filed with the SEC on May 11, 2015)
4.9	Arrangement Agreement dated July 31, 2014 between Avino Silver & Gold Mines Ltd. and Bralorne Gold Mines Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on August 6, 2014 and subsequently amended and filed with the SEC on September 2, 2014.)
4.10	Intermark Capital Corporation Consulting Agreement dated Jan. 1, 2016 and Amended March 23, 2016
4.11	Underwriting Agreement (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on November 23, 2016.)
4.12	Warrant Indenture (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on November 30, 2016)
4.13	2016 Restricted Share Unit Plan
4.14	Amended and Restated Controlled Equity Offering Sales Agreement dated August 4, 2017 between Avino Silver & Gold Mines Ltd. and Cantor Fitzgerald & Co. (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on August 4, 2017)
4.15	Technical Report on the Avino Property, Durango, Mexico dated April 11, 2017 (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on May 23, 2017)
8.1	List of Subsidiaries
11.1	Code of Ethics and Whistleblower Policy
11.2	Audit Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
11.3	Governance & Nominating Committee Charter (Incorporated by reference to Exhibit 11.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
11.4	Compensation Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
13.3	Consent of Manning Elliott LLP
13.4	Consent of Tetra Tech Canada Inc.
13.5	Consent of QG Australia (Pty) Ltd., An Aranz Geo Company
13.6	Consent of Kirkham Geosystems Ltd.
13.7	Consent of Jasman Yee, P.Eng.

 ___________________________

* Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: April 2, 2018	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

