Form 20-F
period 2018-12-31
AVINO SILVER & GOLD MINES LTD
filed 2019-03-22
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from _______________ to ________________

Commission File Number 001-35254

AVINO SILVER & GOLD MINES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

570 Granville Street, Suite 900 Vancouver, British Columbia V6C 3P1, Canada

(Address of principal executive offices)

David Wolfin, Chief Executive Officer

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

There were 63,337,769 common shares, without par value, issued and outstanding as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging Growth Company ☒

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

Status as an Emerging Growth Company

We are an “emerging growth company” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. After fiscal year 2019, we will no longer be deemed an emerging growth company.

Currency

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and to enhance the comparability of the Company’s financial information to its peers. All references to dollar amounts are expressed in the lawful currency of the United States of America, unless indicated otherwise. Per share amounts are expressed in United States dollars, unless indicated otherwise. All references to Canadian dollars will be indicated with a “C$”.

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

We may take advantage of these exemptions, until we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers”.

Cautionary Note to United States Investors Concerning Estimates of Measured and Indicated Mineral Resources

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”) applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained in this Annual Report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular this Annual Report on Form 20-F includes the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”). U.S. investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves. However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an “indicated mineral resource,” “measured mineral resource” or “inferred mineral resource” will ever be converted to mineral reserves as defined in NI 43-101 or SEC Industry Guide 7.  Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except as may be permitted under NI 43-101. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

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
Inferred Mineral Resource

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

Indicated Mineral Resource

That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonable to expected that the majority of inferred mineral resources could be updated to indicated mineral resources with continued exploration.

An inferred mineral resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings, and drill holes. Inferred mineral resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed pre-feasibility or feasibility studies, or in the life of mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve

mineral reserve

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction could reasonably be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resources are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

mineral resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable.

mineralization	Usually implies minerals of value occurring in rocks.
Modifying Factors

Modifying Factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

net smelter returns (NSR) royalty	Payment of a percentage of net mining revenue after deducting applicable smelter charges.
NI 43-101	National Instrument 43-101, Standards of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators in Canada.
oxide	A compound of oxygen and some other element.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
Preliminary economic assessment or PEA	A preliminary economic assessment, or PEA, means a study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.
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

probable mineral reserve

Is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve

Is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for the year ended December 31, 2018. For the years ended December 31, 2016, 2015, and 2014, the Company’s consolidated financial information was presented in Canadian dollars and has been translated in this Form 20-F into United States dollars using the applicable exchange rates.

For the years ended December 31, 2018, 2017, 2016, 2015, and 2014, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. We adopted IFRS with a transition date of January 1, 2010.

On July 11, 2018, upon further review of the Company’s experience at the Avino and San Gonzalo mines, the Company concluded to change its accounting policy under IFRS 6 and IAS 16 in accounting for the Company’s Exploration and Evaluation Assets and Development Costs, including our determination that we commenced production effective July 1, 2015. The voluntary change in accounting policy was intended to provide investors with a better reflection of the Company’s business activities to enhance the comparability of our financial statements to our peers and to make our financial statements more relevant to the economic decision-making needs of users.

As a result of applying the change in accounting policy, we have determined that we would have been deemed to be in the production phase effective July 1, 2015. Accordingly, we have applied this retrospective application of this change in accounting policy for (i) the year ended December 31, 2015; (ii) the year ended December 31, 2016; and (iii) the year ended December 31, 2017, which are reflected in this Annual Report.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the section entitled ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended, and as at, December 31, 2018, 2017, 2016, 2015, and 2014. Subject to the comments above, the information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’

	Years Ended December 31,
	2018	2017(1)	2016(1)	2015(1)	2014
Summary of Operations:
Revenue	$34,116,000	$33,359,000	$34,692,000	$30,460,000	$17,467,000
Cost of sales	27,850,000	22,106,000	22,961,000	23,918,000	10,313,000
Mine operating income	6,266,000	11,253,000	11,731,000	6,168,000	7,154,000
Operating expenses	4,195,000	5,331,000	5,007,000	3,329,000	3,750,000
Income (loss) before other items and income taxes	2,071,000	5,922,000	6,724,000	3,839,000	3,404,000
Net income (loss)	1,626,000	2,522,000	2,016,000	193,000	2,276,000
Earnings (Loss) per share
Basic	$0.03	$0.05	$0.05	$0.01	$0.07
Diluted	$0.03	$0.05	$0.05	$0.01	$0.07
Weighted average number of shares outstanding
Basic	56,851,626	52,523,454	42,695,999	36,229,424	32,333,224
Diluted	60,000,637	53,320,009	43,791,451	36,723,725	33,273,740

	2018	2017(1)	2016(1)	2015(1)	2014
Balance Sheet Data:
Total assets	$108,588,000	$102,835,000	$94,131,000	$62,925,000	$52,940,000
Cash	3,252,000	3,420,000	11,780,000	5,401,000	3,663,000
Total liabilities	33,420,000	33,833,000	32,337,000	25,580,000	14,107,000
Shareholders’ equity	75,168,000	69,002,000	61,794,000	37,344,000	38,833,000
Share capital	88,045,000	81,468,000	80,785,000	58,241,000	55,381,000
Shares outstanding	63,337,769	52,718,153	52,431,001	37,298,009	35,374,813

_______________

(1)	Financial results for 2017, 2016 and 2015 are reflective of the change in retrospective change in accounting policy outlined at the beginning of Item 4-B, and disclosed in the Company’s audited consolidated financial statements.

B. Capitalization and indebtedness

Not Applicable.

C. Reasons for the offer and use of proceeds

Not Applicable.

D. Risk factors

An investment in our common shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in our common shares. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of our common shares could decline and all or part of your investment may be lost.

Our operations are highly speculative due to the high-risk nature of our business, which include the acquisition, financing, exploration, development of mineral properties and operation of mines. The risks and uncertainties set out below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial, may also impair our operations. If any of the risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline and investors could lose part or all of their investment. Our business is subject to significant risks and past performance is not a guarantee of future performance.

Our results of operations, cash flows and the value of our properties are highly dependent on the market prices of silver and gold and certain base metals and these prices can be volatile.

The profitability of our silver and gold mining operations and the value of our mining properties are directly related to the market price of silver, and to a lesser extent gold and other base metals. The price of silver may also have a significant influence on the market price of our common shares. The market price of silver historically has fluctuated significantly and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, global or national political or economic conditions, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, silver and gold sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, and a number of other factors.

We derive a significant portion of our revenue from the sale of silver and our results of operations will fluctuate as the prices of this metals change. A period of significant and sustained lower silver prices would materially and adversely affect our results of operations and cash flows. During the past fiscal year, silver prices have decrease and in the event mineral prices decline or remain low for prolonged periods of time; we might be unable to develop our existing exploration properties, which may adversely affect our results of operations, financial performance, and cash flows. An asset impairment charge may result from the occurrence of unexpected adverse events that impact our estimates of expected cash flows generated from our producing properties or the market value of our non-producing properties, including a material diminution in the price of silver and/or gold.

We will be required to raise additional capital to mine our properties.

The Company is currently focusing on further defining plans to mine its San Gonzalo and Avino mineralized material, further exploration of the Avino property in Mexico, and on exploring and evaluating the Bralorne Mine project. The Company will be required to raise capital to further advance the San Gonzalo and Avino mines and its infrastructure, to explore the Avino property, and to further explore and evaluate the Bralorne Mine project. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity and debt financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Companys per share book value.

No assurances can be given we will continue to be profitable in the future

We began extracting and processing resources at levels intended by management at the San Gonzalo Mine during the fourth quarter of 2012 and at the Avino Mine in the third quarter of 2015. For the years ended December 31, 2018, 2017, and 2016, we earned net income of $1,626,000, $2,522,000 and, $2,016,000, respectively. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will continue to be profitable in the future.

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

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine and the Avino Mine without preparing a pre-feasibility study or bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks. Our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing. Therefore, our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited information which may or may not be representative of information regarding the mines had we otherwise prepared a more comprehensive study. In addition, basing our decision to begin extracting and processing resources on limited information may make us susceptible to risks including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to extracting and processing activities at levels intended by management from pilot plant scale;

•	the inability to predict the amount of minerals within an area to be mine due the limited sample drilling programs which makes it a challenge to predict our revenues;

•	the preliminary nature of mine plans and processing concepts and applying them to full scale extracting and processing activities at levels intended by management;

•	determining operating/capital cost estimates and possible variances associated with constructing, commissioning and operating the San Gonzalo and Avino facilities based on limited information;

•	that metallurgical flow sheets and recoveries are based on information at the time and may not be representative of results of the San Gonzalo Mine and/or the Avino Mine; and

•	that we may underestimate capital and operating costs without a comprehensive bankable feasibility study.

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

Mining activities and exploration activities are subject to various federal, state, provincial and local laws and regulations.

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

Foreign corrupt practices legislation.

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be ineffective, and our employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible. Violations of the FCPA, CFPOA, and/or other laws may result in criminal or civil sanctions and the Company may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. The Company is also subject to the Extractive Sector Transparency Measures Act (Canada) (“ESTMA”), which requires us to maintain records of specific payments (including taxes, royalties, fees, production entitlements, bonuses, dividends, and infrastructure improvements) to all government entities in Canada and abroad, and to publicly disclose payments of $100,000 or more in any payment category on an annual basis within 150 days of our fiscal year end, to increase transparency and deter corruption in the extractive industry sector.

The validity of the title to our mining properties may be challenged.

In those jurisdictions where the Company has property interests, the Company undertakes searches of mining records and obtains title opinions from reputable counsel in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but the Company does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, prior unregistered agreements or transfers, and title may be affected by undetected defects or native land claims. For unsurveyed mineral claims, the location and boundaries of such mining claims may be in doubt. The ownership and validity of mining claims are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Company’s properties will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers.

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

Our primary property is located in a foreign country that may be subject to political and economic instability, or unexpected legislative change than is usually the case in certain other countries, provinces and states. Our mineral exploration and mining activities could be adversely affected by:

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

Land reclamation requirements.

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration and mining companies, in order to minimize the long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration and mining activities we must allocate financial resources that might otherwise be spent on further exploration or acquisition programs.

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

Dilution.

There are a number of outstanding convertible securities and agreements pursuant to which Common Shares of the Company may be issued in the future. If these Common Shares are issued, this will result in further dilution to the Company’s shareholders. An investor’s equity interest in the Company may also be diluted by future equity financings of the Company.

Conflicts of interest.

There are potential conflicts of interest to which the directors, officers, insiders and promoters of the Company will be subject in connection with the operations of the Company. The directors, officers, insiders and promoters of the Company are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the Company. Accordingly, situations may arise where such directors, officers, insiders and promoters will be in direct competition with the Company. The Company has a process to identify and declare any conflicts. Conflicts, if any, will be subject to the procedures and remedies as provided under the Business Corporations Act of British Columbia.

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

Limited and volatile trading volume.

Although the Company’s common shares are listed on the NYSE American, the Toronto Stock Exchange, referred to herein as the “TSX” (the Company graduated from the TSX Venture Exchange on January 8, 2018), the Frankfurt Stock Exchange, referred to herein as the “FSE”, and the Berlin Stock Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their common shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

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

The Company is a reporting issuer in all of the Provinces of Canada, except for Quebec, a foreign private issuer in the United States and is listed on the Toronto Stock Exchange (the Company graduated from the TSX Venture Exchange on January 8, 2018), under the symbol “ASM”, on the NYSE-American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”. The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company primarily engaged in the extracting and processing of gold, silver, and copper and the acquisition and exploration of natural resource properties. The Company’s principal business activities have been the exploration for and extracting and processing of silver, gold and copper at mineral properties located in the State of Durango, Mexico. The Company also owns other exploration and evaluation assets in British Columbia and the Yukon Territory, Canada.

B. Business overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver, gold, and copper exploration, extraction and processing. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the Avino Mine). From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of a smelter. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver, and the Company began acquiring silver properties in North America. The Company acquired the Eagle Property in Canadas Yukon Territory, and the Aumax silver and gold property in British Columbia. Each property produced encouraging assays for silver through drilling and sampling, however, in late April 2012, the Company relinquished its interest in the Aumax silver and gold property to focus on its property in Mexico. In October 2014, Avino acquired Bralorne Gold Mines Ltd. (Bralorne), a British Columbia company, which owns the past producing Bralorne Gold Mine in British Columbia, as a wholly owned subsidiary. The Avino Mine in Mexico, the Bralorne Mine in British Columbia, and surrounding mineral leases continue to hold silver and gold potential. The Company also had an option agreement with Alexco Resources Corp. on its wholly-owned Eagle Property located in the Yukon Territory. This option agreement was recently terminated on January 31, 2019. These properties, along with other silver and gold projects, will remain the Companys principal focus for the foreseeable future. The Eagle Property is currently inactive.

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

In the second quarter of 2016, the Company declared that effective April 1, 2016 extracting and processing resources at levels intended by management had been achieved at the Avino Mine following an advancement and test period of 19 months. The decision was based on the following criteria:

•	All critical capital components have been acquired and installed to achieve desired mining and processing results;

•	The necessary labor force, including production and development mining contractors, has been secured to mine and process at planned levels of output;

•	The mill has consistently processed at levels above design capacity and budgeted production levels of 1,250 tpd with consistent recoveries and grades; and

•	As previously disclosed, the Company has entered into a long-term sales agreement with Samsung C&T U.K. Limited (“Samsung”). Further, Samsung has provided Avino with a term facility which has provided capital to facilitate further expansion and development of the Avino Mine.

Subsequently, on July 11, 2018, upon further review of the Company’s experience at the Avino and San Gonzalo mines, the Company concluded to change its accounting policy under IFRS 6 and IAS 16 in accounting for the Company’s Exploration and Evaluation Assets and Development Costs, including the determination that the Company commenced production effective July 1, 2015. The voluntary change in accounting policy was intended to provide investors with a better reflection of the Company’s business activities to enhance the comparability of the Company’s financial statements to the Company’s peers and to make the Company’s financial statements more relevant to the economic decision-making needs of users.

As a result of applying the change in accounting policy, we have determined that we would have been deemed to be in the production phase effective July 1, 2015. Accordingly, we have applied this retrospective application of this change in accounting policy for (i) the year ended December 31, 2015; (ii) the year ended December 31, 2016; and (iii) the year ended December 31, 2017, which are reflected in this Annual Report.

On July 8, 2014, Avino acquired a 33.33% interest in Bralorne from an unrelated party for cash consideration of C$2,660,000 in connection with its intention to acquire all of the outstanding common shares of Bralorne. Avino also made a C$1,250,000 loan to Bralorne (in three tranches) to provide immediate working capital. The loan carried interest at 12% per annum, and the principal amount and accrued interest were secured by a general security agreement against all of the assets of Bralorne. On October 20, 2014, under a plan of arrangement, Bralorne shareholders received 2,636,845 common shares of Avino, resulting in Bralorne becoming a wholly-owned subsidiary of Avino. All unexercised outstanding stock options of Bralorne were cancelled, and Bralornes common shares were delisted from the TSX Venture Exchange ("TSX-V") and the OTCQX.

Avino’s remaining Mexican properties other than San Gonzalo and Avino, as well as its Canadian properties, are all in the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of these properties, further geological work will need to be done, and based upon the results of that work a final evaluation will need to be made to conclude on economic and legal feasibility. The Company is currently focusing on extracting and processing resources at the San Gonzalo Mine and the Avino Mine, and exploration of the Avino property in Mexico and the Bralorne Mine project in British Columbia, Canada. The Company’s other Canadian properties are not deemed to be material and are subject to care and maintenance for further exploration and evaluation, if any.

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

The Company believes it has obtained all necessary permits and authorizations required for its current exploration and mining activities. The Company has had no material costs related to compliance and/or permits in recent years, and it anticipates incurring necessary expenditures to maintain compliance in the future. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

Governmental Regulation - British Columbia

The Bralorne Mine holds a Mining Permit M-207 under the Mining Act of British Columbia as administered by the Ministry of Energy, Mines and Petroleum Resources (“EMPR”). A permit amendment for Permit M-207 was received in November 2017 updating the Permit to current standards approving the Tailings Storage Facility and allowing the company to restart the Bralorne Mine at 100 tons per day, which included incorporation of the updated Interim Closure and Reclamation Plan (“ICRP”) and a Closure and Reclamation Plan Update 2018. All Permit conditions are currently being met. An additional permit amendment to Permit M-207 to allow for expansion beyond the 100 tons per day is currently being contemplated by the Company.

The Bralorne Mine holds an Emissions Permit #14479 and an Effluent Permit #14480 under the Ministry of Environment (British Columbia) which are both current. In October 2018, the Company received a Permit Amendment for expanded water treatment under the Effluent Permit #14480 which encompasses a broader scope for water management at the site, including greater volumes and waste disposal for the Best-Available-Technology (BAT) Water Treatment Plant.

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

C. Organizational structure

The Company’s Mexican subsidiaries are the wholly owned subsidiary Oniva Silver and Gold Mines S.A. de C.V., referred to as “Oniva”, Nueva Vizcaya Mining S.A. de C.V., referred to as “Nueva Vizcaya”, Promotora, in which the Company has direct ownership of 79.09%, and Avino Mexico in which the Company has a 98.45% direct ownership and an additional 1.22% indirect ownership held through Promotora. The Company’s total effective ownership interest in Avino Mexico is 99.67%. All of these subsidiaries are incorporated under the laws of Mexico. The Company also owns 100% of Bralorne Gold Mines Ltd., incorporated in British Columbia, Canada.

D. Property, plant and equipment

The Company is extracting resources and processing it to yield a bulk silver/gold concentrate at the San Gonzalo Mine and a copper concentrate from the Avino Mine, both of which are located on the Avino property in Durango, Mexico. The Company is also exploring options to re-process a large tailings resource left from past mining on the Avino property. In addition, we have optioned the Eagle Claims in the Yukon to Alexco Resource Corp. and are exploring our remaining gold and silver projects in Canada. All of the Company’s mineral property interests in Canada are wholly-owned by the Company. In Mexico, the Company has a 99.67% interest in Avino Mexico, a Mexican company which is involved in the mining of commercial resources and resource exploration and evaluation, including the operation of the Avino and San Gonzalo Mines.

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

The property is situated as illustrated in the figures below:

General Property Location Map

North
Parral
Laredo
NUEVO LEON
Monterrey
Torreón
Saltillo
Guamúchil
SINALOA
Culiacán
DURANGO
Panuco de Coronado
Avino Mine
Durango
Mexico
TAMAULIPAS
Ciudad Victoria
Mazatlan
Zacatecas
Aguascalientes
NAYARIT
Kilometres
0 50 100 150
Cities
Roads
State Boundaries
Durango State, Mexico

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

Silver- and gold-bearing veins cross-cut the various lithologies, and they are generally oriented north-northwest to south-southeast and northwest to southeast. The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters. The oxide tailings material is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings. In Mexico, these types of deposits can have large lateral extents, but can be limited in the vertical continuity of grades.

The minerals found during the period of mining of the oxide zone were reported to be argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold and native copper. The gangue minerals include hematite, chlorite, quartz, barite, pyrite, arsenopyrite and pyrrhotite. Malachite, anglesite, and limonite are common in the quartz zones of the weathered parts of the oxide material.

Perspective View of the Property Looking North and Showing the Three Deposits

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

Owners of mining concessions are obliged to:

•	Execute work under the terms and conditions established in the mining law;

•	Pay fees to the Secretaria de Economia on a semi-annual basis;

•	Locate on the ground a starting point (mojonera) for the location of the concession, and maintain the mojonera in good condition;

•	Begin work on the concession within 90 days of receiving the mining title;

•	File annual reports describing the work completed and the amount spent doing the reported work;

•	The Direccion General de Minas (“DGM”) has the right to audit the receipts and verify that reported work was completed in the field; and

•	Failure to comply with the obligations or to assist the DGM with an audit will result in cancellation of the mining concession.

Mineral Concessions – Avino Property

Concession Name	Concession No.	Claim Type	Location	Hectares (ha)	Date Acquired	Expiration Date	Cost (US$/ha)	Payment (US$)
Agrupamiento San Jose (Purisma Chica)	155597	Lode	Pánuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento (San Jose)	164985	Lode	Pánuco	8	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Lode	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Lode	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Lode	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Lode	Pánuco	12	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Lode	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Lode	Pánuco	6.01	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Lode	Pánuco	5.85	19/12/1991	18/12/2041	124.74	729.67
Avino Grande Ix	216005	Lode	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Lode	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Lode	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Lode	Pánuco	9	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Lode	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Lode	Pánuco	14	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Lode	Pánuco	9	28/06/1996	27/06/2046	124.74	1,122.66
Los Angeles	154410	Lode	Pánuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Lode	Pánuco	58	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Lode	Pánuco	12	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Lode	Pánuco	30	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Lode	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Lode	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total hectares				1,005.106			110.29	110,856.58

Note: Concession “La Platosa” is not included because it is not held by Avino.

Map of Avino Mine Property Concessions

N
2716000N
2714000N
2712000N
A. DE NUESTRA
SRA. FRACC.1
E.-321.1/2/766
FRAC.2
EXP.-2/766
NUESTRA SRA
EXP.-2/1.3-1087
AVINO
GRANDE VIII
E.-29427
FRAC.4
EXP.-2/766
AVINO
GRANDE IX
SAN PEDRO Y
SAN PABLO
YOLANDA
E.-321.1/336
FRAC.3
EXP.-321.1/2/766
LA
MALINCHE
E.-2/1.3-1179
AMPL. DE LA
MALINCHE
E.-2/1.3-1244
EL
POTREITO
E.-9/721
SAN MARTIN
DE PORRES
E.-2/1.3-1510,T.191522
SANTA ANA
E.-2/1.3/975
T.195678
AGUILA MEXICANA
E.-2/1.3/1084
T.200087
AMPL.
SAN GONZALO
E.-16121
SAN
GONZALO
E.-19486
LOS
ANGELES
E.-11899
PÁNUCO DE
CORONADO
GRAN LUCERO
E.-321.1/2-729
T.189477
PURISIMA CHICA
E.-12197,T.155597
NEGRO JOSE
E.-2/1.3-1656,T.194554
ESTELA
E.-321.1-2/168
T.179658
SAN CARLOS
E.-25/3860,T.117411
EL TROMPO
E.-16107
T.164044
FERNANDO
E.-2/1.3/1178
T.205401
LA PLATOSA
E.-321.42/637
T.170585
MAIN SHAFT
SAN JOSE
E.-3857,T.164985
EL CARACOL
E.-2/1.3/1067
T.199525
SAN JOSE
DE AVINO
LEGEND
AVINO HOLDINGS
OTHER HOLDINGS
MAJOR TOWN
0 200 400 600 800 1000 m

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

History

Avino Mine

The Avino deposit was originally discovered around 1555 by the Spanish conquistador, Don Francisco de Ibarra. In 1562, Francisco de Ibarra, was appointed governor of the newly formed province of Nueva Vizcaya, in the Viceroyalty of Nueva España (New Spain) and, in 1563, founded the town of Durango. Francisco de Ibarra led several expeditions in search of silver deposits in the region and is recognized as having established Minas de Avino, present day Avino Mine; San Martín, Durango; and Pánuco, Sinaloa. Mining activities at the Avino Mine are said to have commenced in 1562-1563 and continued up to the onset of the War of Independence (1810) when operations were interrupted but later continued through to the Mexican Revolution the early 1900s.

In 1880, the mines were taken over by Avino Mines Ltd., a company controlled by American and English interests. With aid of new industrial technology the Avino Mine developed into a more efficient mining operation. By 1908, the Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest smelters (Gallegos 1960; Bannon 1970; VSE 1977; Slim 2005d).

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

In November 2001, delays in payments, low metals prices and the closure of the toll smelter led to the suspension of mine operations. During the 27-year period of extracting and processing resources starting in 1974, output from the Avino mine totalled approximately 497 tons of silver, three tons of gold, and 11,000 tons of copper. When mining activities stopped, level 12 of the mine had been reached.

The property was mainly dormant from 2002 to 2006, largely due to low copper and silver prices.

San Gonzalo Mine

The history of the San Gonzalo deposit is not well known. Shallow workings from an old mine are present in the San Gonzalo vein, and they consist of small underground workings which were originally accessed by a five-level vertical shaft. These workings were sampled by M. Evans in 1954. The workings are accessible through a raise that was driven in 2012 which is being used for ventilation. No attempts have been made to duplicate the results of the 1954 sampling. The limits of past workings have been taken from old maps but are assumed to be reasonably accurate (Gunning 2009).

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

In 2017, San Gonzalo mill feed came from stopes on levels 4, 5, 6 and 7 with most of the tonnage coming from stopes 4-020, 6-030, 6.5-070 and 7.5-200. Smaller amounts came from 5-020 and 5-030.

In 2018, San Gonzalo mill feed came from stopes on levels 2, 3, 4, 5 and 6 with most of the tonnage coming from stopes 3-020, 4-010, 4-020, 5-010, 6-020 and 6.5-070. Smaller amounts came from 2-380 and 6.5-100.

Access to the underground at San Gonzalo is via a 4m by 4m decline developed at -12%. The decline is developed at about 20m to 25m from the mineralized material. San Gonzalo is using shrinkage mining for the narrower mineralized material, ~1.4m in width and cut and fill mining for mineralized material wider than 2m.

The San Gonzalo Mine has been the subject of three mineral resource estimates, the most recent of which was published on February 21, 2018, as amended on December 19, 2018; please see the section below on Mineral Resource Estimates for more details.

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

In 2017, the Company announced plans to increase the throughput capacity of the processing plant by adding an additional 1,000 TPD circuit intended to process mill feed from another area of the Mine known as San Luis. The San Luis area of the Avino Mine was last mined in the 1990’s and is accessed through a separate portal located approximately 2 km from the main entrance of the Avino Mine (Elena Tolosa area). Current resources at San Luis were included in the most recent resource estimate on the Avino property, which can be found in Avino’s news release dated February 21, 2018

During 2018 work at San Luis was primarily focused on restoration of the main haulage ramp, which was completed during the third quarter. With the haulage ramp complete, work is underway to begin drifting on levels 6 and 6.5, followed by levels 7, 7.5, 8, 8.5 and 9. Most of these areas were partially developed during the 1980’s and 90’s prior to the mine’s closure. Underground development at San Luis was temporarily reduced to save costs in the third and fourth quarters. Mill feed from the San Luis area was processed using the 250 TPD Mill Circuit 2.

During 2018, underground advancement totaled 3,462 metres with the ramp advancing to level 17. Breakdown of the advance consisted of 1,502 metres of drifts, 224 metres of ramp, 1,336 metres of crosscuts and 400metres of raises. Production mining with the Trac Drill took place on all the developed levels up to level 17. Some mill feed from development mining came from levels 15.5 and 16. The drill results were disclosed as follows:

•	The Company announced drill results from Avino Open Pit Mine area on its press release dated December 4, 2018 and on Form 6K with SEC on the same date;
•	The Company announced drill results from the El Chirumbo and Guadalupe Area of the Avino Property on its press release dated July 11, 2018 and on Form 6K with SEC on the same date;
•	The Company announced drill results from its current exploration drill program on the El Chirumbo,

Guadelupe, and San Juventino Area of the Avino Property on its press release dated February 6, 2018 and on Form 6K with SEC on the same date.

The Avino Mine has been the subject of three mineral resource estimates, the most recent of which was published on February 21, 2018, as amended on December 19, 2018; please see the section below on Mineral Resource Estimates for more details.

Tailings Mineral Resource

Avino continues to explore options for exploiting the mine’s tailings resource left from past mining of the Avino Vein. The tailings are situated approximately 500 m west-southwest of the main shaft to the main Avino mine.

This asset includes oxide and sulphide tailings, each requiring separate treatment methods. The tailings mineral resource was created between 1976 and 2001 during Avino’s previous operation from both open pit (oxide tailings) then later underground (sulphide tailings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

The existing tailings storage facility is presently being used in connection with the operation of Mill Circuits 1, 2, 3 and 4. In 2017-8, the Company continued to evaluate plans to build a new tailings storage facility and other tailings storage options which is necessary to allow the existing TSF to be decommissioned, which will enable Avino to begin assessing the upper sulphide bench as well as the lower oxide bench in areas that are currently being used to store tailings from our active operations. The assessment work is part of the recommendations contained in a 2013 technical report intended to advance the oxide tailings mineral resource towards a production decision for an agglomerated heap leach Merrill-Crowe precipitation operation.

The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. For further details regarding the oxide tailings, please see the sections below titled: Mineral Resource Estimates and Preliminary Economic Assessment on the Oxide Tailings Resource or the Company’s Technical Report on the Avino Property, dated February 21, 2018, as amended on December 19, 2018.

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

Discussions with CFE, the federal electricity commission in Mexico, on a new 34.5kV power line were completed in 2014 along with a study covering the proposed locations of towers and power poles. Additionally, in October 2014, CFE informed the Company that it had completed internal upgrades to several transformers that would enable CFE to provide Avino with sufficient grid power to operate all three mill circuits and both underground locations in the interim period prior to the commissioning of the new power line. Construction of the new power line was completed in 2015; and energized in June 2016. The new line is now fully functional at the design capacity of 5 megawatts (“MW”). Current power consumption at the mine is approximately 2MW, leaving sufficient additional power for near-term expansion projects that are currently being organized, such as the Oxide Tailings Heap Leach/Merrill-Crowe Precipitation Project (which would require 1 MW) and expansion of the processing plant, which will require a further 1 MW.

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

In June 2018, Avino completed its 1,000 TPD Mill Circuit 4 expansion, increasing the plants throughput capacity to 2,650 TPD. During the startup, testing and commissioning phase which lasted through the end of 2018, Mill Circuit 4 processed material from historic above ground Avino Mine stockpiles. Mill Circuit 4 is expected to transition to processing newly mined-mined mill feed from the San Luis area of the Avino Mine in 2019 once sufficient development work is completed to support the 1,000 TPD circuit.

Circuit #	Operating Throughput (TPD)	Sources of Mill Feed	Operating Status
1	250	San Gonzalo Mine (“SG”)	Online
2	250	Avino Mine Stockpiles, Avino Mine (“SL”)	Online
3	1,150	Avino Mine (“ET”)	Online
4	1,000	Avino Mine Stockpiles, Avino Mine (“SL”)	Online

•	Circuit 1 is expected to continue to process mineralized material from the San Gonzalo Mine until the mine closes at which point it is expected to transition to processing mineralized material from Elena Tolosa (“ET”) area of the Avino Mine.

•	Circuit 2 is expected to continue to process mineralized material from the San Luis (“SL”) area of the Avino Mine.

•	Circuit 3 is expected to continue to process mineralized material from the Elena Tolosa (“ET”) area of the Avino Mine.

•	Circuit 4 is expected to process mineralized material the Avino Mine stockpiles then transition to newly mined mineralized material from the San Luis (“SL”) area of the Avino Mine.

_____________

*	No feasibility study or preliminary economic assessment has been carried out on the Avino Mine and San Gonzalo Mine resources. The Company has determined extraction and processing of resources at levels intended by management without undertaking any further formal studies.

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

Costs Incurred to Date

The table below for the years ended December 31, 2014 to December 31, 2018 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements for the periods ending on such dates.

	Exploration and Evaluation Expenditures		Capital Expenditures	Mine Operating Expenditures		Administrative Expenditures*	Total

2014	3,099,000		7,318,000	10,315,000		3,434,000	24,166,000
2015	1,313,000	(1)	3,947,000	24,105,000	(1)	3,200,000	32,565,000
2016	67,000	(1)	4,601,000	22,961,000	(1)	4,940,000	32,569,000
2017	1,055,000		7,560,000	22,106,000		5,329,000	36,050,000
2018	658,000		10,831,000	27,850,000		4,182,000	43,521,000

_________________

*	Operating and administrative expenses do not reflect other income or expenses or other comprehensive income or loss.

(1)

Exploration and evaluation and mine operating expenditures for 2017, 2016 and 2015 are reflective of the change in retrospective change in accounting policy outlined at the beginning of Item 4-B, and disclosed in the Company’s audited consolidated financial statements.

Below is a table summarizing the estimated planned future costs for 2019. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Mine Operating and Administrative Expenses	Capital and Exploration and Evaluation Expenditures	TOTAL
2019	$32,800,000	$5,500,000	$38,300,000

Mineral Reserve Estimates

There are currently no mineral reserves on the Property.

Mineral Resource Estimates

Below is a summary of current mineral resources at the San Gonzalo and Avino Mines as well as the oxide tailings mineral resource (as reported in the February 21, 2018 Technical Report on the Avino Property, Durango, Mexico and amended on December 19, 2018) grouped into the measured, indicated and inferred categories. The effective date of the resource estimates is February 21, 2018.

The mineral resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., who is a “Qualified Person” within the meaning of National Instrument 43-101 and who is an employee of Ausenco Engineering Canada Inc. (previously, QG Australia Pty Ltd, an ARANZ Geo Company) and independent of Avino, as defined by Section 1.5 of NI 43-101.

				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Tonnes (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)*	Ag (million tr oz)	Au (thousand tr oz)	Cu (t)
Measured and Indicated Mineral Resources
Measured	Avino – ET	60	3,890,000	141	71	0.54	0.55	17.6	8.9	67.4	21,000
Measured	Avino – San Luis	60	650,000	142	67	0.70	0.49	3.0	1.4	14.6	3,000
Measured	San Gonzalo System	130	290,000	397	314	1.65	0.00	3.7	2.9	15.4	0
Total Measured	All Deposits	-	4,830,000	156	85	0.63	0.51	24.3	13.2	97.4	24,000
Indicated	Avino – ET	60	2,640,000	105	49	0.56	0.34	8.9	4.2	47.6	9,000
Indicated	Avino – San Luis	60	1,620,000	126	54	0.82	0.36	6.6	2.8	42.9	6,000
Indicated	San Gonzalo System	130	240,000	319	257	1.25	0.00	2.5	2.0	9.6	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	5.3	4.2	19.8	0
Total Indicated	All Deposits	-	5,830,000	124	70	0.64	0.25	23.3	13.1	119.8	15,000
Total Measured and Indicated	All Deposits	-	10,660,000	139	77	0.63	0.37	47.5	26.3	217.2	39,000
Inferred Mineral Resources
Inferred	Avino – ET	60	2,380,000	111	58	0.51	0.33	8.5	4,4	39.1	8,000
Inferred	Avino – San Luis	60	1,780,000	124	57	0.72	0.38	7.1	3.2	41.2	7,000
Inferred	San Gonzalo System	130	120,000	262	219	0.86	0.00	1.0	0.8	3.3	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	6.6	5.1	25.6	0
Total Inferred	All Deposits	-	6,090,000	118	70	0.56	0.24	23.2	13.6	109.2	15,000

Notes:	Figures may not add to totals shown due to rounding.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
The Mineral Resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) Definition Standards
For Mineral Resources and Mineral Reserves incorporated by reference into National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.
Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, an oxide tailings, respectively.
AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces
Cut-off grades were calculated using the following assumptions:
For Avino (ET and San Luis), San Gonzalo: gold price of US$1,300/oz, silver price of US$17.50/oz, and copper price of US$3.00/lb
For Oxide Tailings: gold price of US$1,250/oz, silver price of US$19.50/oz
A net smelter return (NSR) was calculated and the silver equivalent was back calculated using the following formulas:
For ET: AgEQ = (24.06 x Au (g/t) + 0.347 x Ag (g/t) + 43.0 x Cu (%) – 151.8 x Bi (%)) / 0.347
For San Gonzalo: AgEQ = (0.03 x Au (g/t) + 0.385 x Ag (g/t) – 4.03/0.385
For Oxide Tailings: AqEQ = 69.37 x Au (g/t) + Ag (g/t)
No Mineral Resource has been estimated for the sulphide tailings portion of the Property.
Au – gold; Ag – silver; Cu – copper.

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

Preliminary Economic Assessment on the Oxide Tailings Mineral Resource

An update to the Preliminary Economic Assessment ("Oxide Tailings PEA") on the oxide tailings mineral resource was first published in the April 11, 2017 technical report on the Avino Property, Durango, Mexico, which was updated in 2018 for the Avino Mine.

The Oxide Tailings PEA incorporated base case metal prices of $18.50/oz silver, and $1,250/oz gold. Highlights of the base case economic estimates for the oxide tailings Resource are shown in the following table:

The Oxide Tailings PEA focuses on the oxide tailings Retreatment of the Avino mine as a stand-alone project with an initial 7 year life of mine plan. The sulphides will be considered during the pre-feasibility study stage, and must be evaluated by the Company as to their own economic viability. This approach provides attractive economic returns using lower initial capital costs.

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

Oxide Tailings PEA Study Parameters and Basis of Financial Evaluations

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

The Company cautions that the Oxide Tailings PEA is preliminary in nature in that it is based on inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the Oxide Tailings PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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

Post-Tax Economic Analysis

Avino commissioned an independent accounting firm in Mexico to prepare the tax component for the post-tax economic evaluation for this updated Oxide Tailings PEA with the inclusion of applicable income and mining taxes, and the results are as follows:

•	Federal income taxes in Mexico are calculated using the currently enacted corporate rate of 30%

•	A special mining duty (SMD) of 7.5% is applied to net profits and is paid annually and is deductible for tax purposes, resulting in an effective tax rate of 5.25%

•	At the base-case gold and silver prices, the total estimated taxes payable are $26.32 million over the 7-year LOM, as shown below:

	Unit	Base Case
Gold	$/oz	1,250
Silver	$/oz	18.50
Extraordinary Mining Duty	$ million	0.71
Special Mining Duty	$ million	7.16
Income Tax	$ million	18.45
Total Tax	$ million	26.32

Summary of Post-tax Financial Results

	Unit	Base Case
Gold	$/oz	1,250
Silver	$/oz	18.50
Undiscounted NCF	$ million	40.74
NPV (at 5%)	$ million	28.01
NPV (at 8%)	$ million	22.19
NPV (at 10%)	$ million	18.8
IRR	%	32
Payback	Years	2.6

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

The operating cost summary for the processing facility and the G&A costs is based on a processing design rate of 1,370 t/d (500,000 tonnes per year) with an availability of 90% and 365 operating days per year resulting in an effective annual production rate of 450,000 tonnes.

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

Mineral Processing, Metallurgical Testing and Recovery Methods

Tetra Tech used the estimated grade values and test work results as reported by MineStart Management Inc. (MMI) and Process Research Associates Ltd. (PRA), who conducted the metallurgical tests, to develop the process flowsheet. The investigated metal recovery methods included gravity separation, flotation, tank cyanide leach, and heap leach processing options. According to preliminary economical evaluations, a heap leach followed by gold and silver recovery using Merrill Crowe process was selected for the Oxide Tailings PEA.

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

Mineral Resource Discussions

Oxide Tailings

A mineral resource was estimated for the oxide tailings generated from prior historical mining operations, using ordinary kriging (OK) interpolation and uncapped grades. The assay values for this estimate are based on 28 drill holes, which were completed on the oxide tailings by Compañía Minera Mexicana de Avino, S.A. de C.V. in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. The oxide tailings are estimated to contain a 2.34 Mt inferred mineral resource at a grade of 91.3 g/t silver and 0.54 g/t gold, with a 50 g/t silver cut-off. The entire resource is classified as an inferred mineral resource, based on the historical nature of the drilling (prior to the institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements). Verification samples collected confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign and confirmed that the Mine’s lab assays are not materially different from those of external labs. It is QG Australia (Pty) Ltd.’s opinion that the oxide tailings sampling data are considered sufficient to support the purpose of the Technical Report and a current inferred mineral resource.

Mineral Resources

The Companys August 2016 mineral resource estimate was used as the resource base for the Oxide Tailings PEA. This new estimate includes data from 57 holes drilled during the last two years. Due to closer drill hole spacing, there is sufficient information to justify elevating 1,330,000 tonnes of the previous 2,340,000 tonnes of inferred resources to the indicated category. However, there is still an additional inferred resource of 1,810,000 tonnes in the new estimate. The oxide tailings resource is accessible on surface and contains significant gold and silver grades. The resource estimate used in the Oxide Tailings PEA for the oxide tailing resource is outlined in the table below at a cut-off grade of 50 AgEQ g/t.

Measured & Indicated Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu%	Ag Million Tr Oz	Au Thousand Tr Oz	Cu T
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	4.2	19.8	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	5.1	25.6	0

Note on Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The Oxide Tailings PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable to them to be categorized as mineral reserves. At this time there is no certainty that the results of the Oxide Tailings PEA will be realized.

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

Qualified Person(s)

The Qualified Persons as defined by NI 43-101, who supervised and are responsible for the Technical Report on the oxide tailings retreatment of the Avino Mine, and have reviewed the scientific, technical and financial content of this Annual Report, are Hassan Ghaffari, MASc., P.Eng., P.Eng, Jianhui Huang, PhD., P.Eng, of Tetra Tech Canada Inc., Sabry Abdel‐Hafez, PhD., (previously with Tetra Tech Canada Inc.) and Michael O’Brien P.Geo., Pr.Sci.Nat., who is an employee of Ausenco Engineering Canada Inc. (previously with QG Australia Pty Ltd., an ARANZ Geo Company) and independent of Avino, as defined by Section 1.5 of NI 43-101.

San Gonzalo Mine – Resource Depletion

The mineral resource estimate at San Gonzalo factors in depletion from ongoing mining activities up to the effective date of February 21, 2018. Between the effective date and December 31, 2018, a total of 117,298 tonnes were extracted.

Avino Mine – Resource Depletion

The mineral resource estimate at San Gonzalo factors in depletion from ongoing mining activities up to the effective date of February 21, 2018. Between the effective date and December 31, 2018, a total of 539,206 tonnes were extracted.

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

Additional drilling around the Avino Vein in 2017 and 2018 was focused on the El Chirumbo and San Juventino areas. The historic El Chirumbo area is located at the east end of Avino vein and was previously mined prior to 1940 and is characterized by gold rich mineralization in narrow veins. In 2017 and 2018, 10 diamond drill holes were completed totalling approximately 2,240 metres. An additional five holes totalling 1,300 metres were drilled at the San Juventino area which is located where the Avino-San Juventino and Footwall Breccia intersect north of the main Avino Vein system.

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

In 2017 and 2018, eleven holes were drilled at the Guadalupe area totalling 2,020 metres. The Guadalupe area is located on surface at the west end of the San Gonzalo mine.

Reclamation

The Company has mine closure and reclamation plans for the Avino and San Gonzalo Mines and has estimated the undiscounted value of reclamation at approximately $1.5 million for the Avino Mine and approximately $0.3 million for the San Gonzalo Mine as at December 31, 2018.

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

	2018			2017		2016
	San Gonzalo	Avino Historic Above Ground Stockpiles	Avino Mine	San Gonzalo	Avino Mine	San Gonzalo	Avino Mine

Processed
Tonnes	79,140	202,830	426,794	81,045	460,890	115,047	429,289
Grade
Gold (g/t)	1.03	0.41	0.49	1.32	0.52	1.25	0.42
Silver (g/t)	222	58	53	269	64	267	67
Copper (%)	N/A	0.2	0.6	N/A	0.5	N/A	0.5

Concentrate Produced
tonnes	3,174	1,890	9,395	3,167	9,782	4,115	9,390
Grade
Gold (g/t)	19.15	22.99	15.31	26.27	16.72	25.9	12.23
Silver (g/t)	4,250	3,540	2,030	5,800	2,560	6,220	2,620
Copper (%)	N/A	6.53	21.96	N/A	20.28	N/A	20.32

Concentrate Sold
tonnes	4,051.69	1,818.28	8,314.90	2,895.08	9,139.73	3,229.97	10,761.81
Grade
Gold (g/t)	20.08	22.48	14.75	17.16	16.27	20.56	11.48
Silver (g/t)	3,450.90	2,582.18	2,014.54	5,129.31	2,381.36	5,175.13	2,448.42
Copper (%)	n/a	6.84%	23.11%	n/a	18.38%	n/a	19.01
Average Realized Pricing (US$/oz)
Gold ($/oz)	1,251.07	1,259.82	1,254.78	1,270.75	1,267.09	1,249.70	1,257.91
Silver ($/oz)	15.44	15.41	15.33	17.01	17.07	17.09	17.74
Copper ($/lb)	n/a	2.94	2.92	n/a	2.84	n/a	2.19

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

Assets include underground mining equipment, tailings storage facility, water treatment plant, and associated surface shops, accommodation and office buildings. Historically, the property was permitted for extracting and processing resources at a rate of up to 450 tonnes (approximately 500 tons) per day. More recently, in 1996 under M-207 amended in 1997, 2004, 2010, the mine was permitted to operate at 100 tons per day until its shutdown in 2014; A permit amendment for Permit M-207 was received in November 2017 updating the Permit to current standards and allowing the company to restart the Bralorne Mine at 100 tons per day, which included incorporation of the updated Interim Closure and Reclamation Plan (“ICRP”). An additional permit amendment to Permit M-207 to allow for expansion beyond the 100 tons per day is currently being contemplated by the Company. On October 21, 2016, Avino announced the results of an updated NI 43-101 resource estimate for the Bralorne property. The resource estimate has been included in an updated NI 43-101 technical report, prepared by Kirkham Geosystems Ltd., which was filed on SEDAR and EDGAR on October 27, 2016 and is discussed in more detail in the Resource Estimate section below. Continued exploration and trial mining is planned with the aim of lowering costs and outlining sufficient additional resources for an expansion of activities.

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

CANADA
Bralorne/
Pioneer
Fort Nelson
Stewart
Fort St. John
Dawson Creek
Mackenzie
Terrace
Prince Rupert
Smithers
Prince George
British
Columbia
Quesnel
Bella Coola
Williams Lake
100 Mile House
Bralorne/
Pioneer
Port Hardy
Lillooet
Pemberton
Whistler
Lytton
Kamloops
Salmon Arm
Revelstoke
Golden
Invermere
Vernon
Kelowna
Merritt
Nelson
Kaslo
Sparwood
Cranbrook
Castlegar
Penticton
Princeton
Hope
Osoyoos
Vancouver
Courtenay
Port Alberni
Nanaimo
Tofino
VICTORIA
Vancouver
Island
Pacific
Ocean
0 100 200
kilometres
Bralorne Gold Mines Ltd.
Bralorne/Pioneer Property
Lillooet Mining District, B.C., Canada
Location Map
Scale as shown
Date April 2005
By A.G.B.
N.T.S. 92J/15
U.T.M. Zone 10
Figure 1
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

DL 5484 Polnud (Lot 20)

DL 5582 Millbank

DL 7883 Cora Fr (Lots 3, 4, 6, and 7 – no Crown granted mineral claim, surveyed lot only)

Claim Staking and Mineral Tenure in British Columbia

Crown granted mineral claims are legacy claims in British Columbia that confer rights to subsurface minerals. The Crown granted claims are subject to the Mineral Land Tax Act, which requires the owner to pay to the BC Ministry of Finance a tax at C$1.25 per hectare up to a holding of 20,235 ha if no commercial production has been declared to maintain the claims in good standing for one year. The total annual tax payable for all of the Crown granted mineral claims in the Bralorne property was C$2,248.35 in 2018. All of BGM’s Crown granted mineral claims are in good standing until July 2019 and it is expected that the annual taxes will be paid again prior to that date.

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

All of BGM’s reverted Crown granted mineral claims and mineral cell claims are in good standing with the first expiry date being September 23, 2026, with the exception of one mineral cell claim (tenure number 1051046) which has a good to date of March 29, 2020. It is expected that new exploration work prior to that date will be completed and work credit been applied to all claims to bring them to the same good to date as they are all contiguous. Alternatively, cash-in-lieu can be paid for this claim to extend the expiry date.

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

49

Bralorne Area Mineral Cell Claims and Reverted Crown Grants Owned by BGM:

This list is considered to be accurate as of March 19, 2019, according to the MTO database. Note that the Mineral Titles Online database lists only the reverted Crown Grants and the metric cell unit claims.

51

Map of Bralorne Property Concessions

507500E
510000E
512500E
515000E
517500E
520000E
522500E
5640000N
5637500N
5635000N
5632500N
5630000N
5627500N
5625000N
5622500N
N
BRALORNE
GOLD MINES LTD.
Minto Mine
Carpenter Lake
Gun Lake
Lake
Gold Bridge
Brexton
King Mine
Bralorne Townsite 1
Bralorne Townsite 2
Bralorne Mine
Pioneer Mine
The Bralorne Mine
BRITISH
COLUMBIA
BRALORNE GOLD MINE
LEGEND
Tenure Boundary
BGM Tenure Boundary
CG Exclusion (TBC)
Crown Grants
Bralorne Gold Mines Ltd.
Other
Mineral Cell Tenure
Bralorne Gold Mines Ltd.
Avino Silver & Gold Mines Ltd.
Other
Surface Rights
Bralorne Gold Mines Ltd.
Geography
Mine
M-207 Permit Boundary
Road
Elevation Contours
Drainage Watercourse
Bralorne Gold Mines Ltd.
Mineral Tenure Plan
Scale: 1:100,000
Datum: NAD83 UTM Zone 10
Drawn: 28-Apr-2018
Drawn By: BE
1000 0 1000 2000 m

History

The Bralorne property has an extensive history of exploration and mining, starting in the late 1800’s, when placer miners followed gold up the Fraser River and its tributaries and eventually discovered lode gold in the area of Cadwallader Creek. The first claims on the property were staked in 1896 and small-scale production began in the area of the Pioneer Mine shortly thereafter. Larger scale commercial production from underground mining commenced in 1928, and production at Pioneer and Bralorne Mines was expanded to 450 tonnes per day at each mine. Bralorne subsequently merged with Pioneer and continued production until 1971, when operations were closed for economic factors when the gold price was fixed at $35 per ounce.

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

Avino Mines and Resources Limited became involved in the Bralorne area in 1987, and subsequently acquired 100% ownership from Love Oil Company, Coral Gold Corporation and Levon Resources. Avino purchased the Bralorne-Pioneer property from Corona in 1991. This was a major accomplishment for management and marked the first time in the history of the mining camp that all of the major deposits were held by the same company. In 1991, Avino Mines and Resources conducted surface and underground exploration including surface drilling, rehabilitation of the King Mine 800 level, and underground drilling to explore the Peter Vein.

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

Bralorne Pioneer changed its name to Bralorne Gold Mines Ltd. and operated the mill intermittently on a trial basis in 2004 and 2005 to process bulk sample material from the Peter and 51BFW veins, plus low grade material from old mine dumps and tailings. The combined total for all of the old tailings and low grade stockpile material that was processed between March 2004 and January 2005 was 22,642 tons at a feed grade of 3.15 g/T gold (0.092 oz/ton Au) with an overall gold recovery rate of 73.89%. The mill was operated again from March 2005 to November 2005 with feed from the Peter and 51BFW veins. Production totalled 8,552 tons at 8.67 g/t gold (0.253 oz/ton Au) with a recovery rate of 92.33% (of which 46% was in the flotation concentrate). Material from the Peter vein had about 35% of the gold reporting to the cleaned gravity concentrate (smelted on site). The balance of the gold (to a total of approximately 92%) was recovered into a flotation concentrate which averaged 62 g/T Au. The 51BFW material was found to be much coarser grained and yielded 61% gravity recovery and produced a flotation concentrate grading over 186 g/T Au.

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

In 2006, BGM conducted surface and underground exploration, including an MMI geochemical survey, surface diamond drilling (26 holes; 5,667.8m), underground drilling (4 holes; 980.9m), and digitization and compilation of current and historic data. Significant drill intercepts were identified including two high-grade intercepts in the Bralorne-King area. SB06-109B intersected 0.61 m of 15.87 g/T gold and then intersected two smaller zones of high-grade gold; a 0.34 m vein assaying 402.58 g/T gold and a 0.37 m vein assaying 246.99 g/T gold.

In 2007, BGM conducted underground drilling (47 holes; 8,603m) in the area of the high-grade intercepts obtained in 2006. Significant intercepts obtained in the underground drill program were modeled by Beacon Hill as a new zone (BK Zone).

In 2008, BGM conducted underground advancement including a track drift to cross cut to the BK Zone, and drifting along the zone. Drift muck from the mineralized structure was stockpiled for mill feed.

2009-2015 Exploration, Development and Advancement Activity

BGM continued exploration and evaluation of the property between 2009 and 2015, and conducted diamond drilling, underground advancement plus trial mining and milling. The purpose of this work was to locate new gold resources and evaluate production at higher gold prices.

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

The Beacon Hill 2012 technical report recognized that the Bralorne mine extracts and processes resources and has the potential for delineating additional resources below the area presently being mined. Thus, there is opportunity for continued extracting and processing and the potential for expanded extracting and processing should these resources be delineated. The process of resource expansion combined with operational expansion, if applicable, should be completed in a controlled manner. The recommended expansion program at the time of the 2012 technical report had a cost estimate of CAD $17,963,000 (Beacon Hill, 2012).

In October 2014, BGM was acquired as a wholly owned subsidiary of the Company. Under the Company’s ownership, BGM continued its trial mining program and carried out diamond drilling in the winter of 2014 and 2015.

Annual drilling is summarized in the table below. From 2009 to 2013, a total of 100 holes totaling 16,114.6 metres were drilled on the Bralorne property from underground and surface.

After the acquisition of BGM by Avino in 2014, surface drilling was carried out totaling 7,628.5 meters on 10 holes on the Prince and Shaft veins in 2014, and 25 holes on the Alhambra and 77 / 52 Veins in 2015.

Summary of drilling performed between 2009 and 2018:

Year	Type	Number of Holes	Total Meters	Core Size
2009	Surface	16	3,658.9	NQ
2010	Surface	11	2,655.4	NQ
2011	Surface	30	5,202.9	NQ
	Underground	5	902.2	NQ
2012	Surface	2	569.1	NQ
	Underground	17	2,274.3	NQ
		9	137.8	AW
2013	Underground	4	600.0	NQ
		6	114.0	AW
2014	Surface	10	1,054.3	NQ2
2015	Surface	25	6,574.2	NQ2
2018	Surface	13	3,035.81	NQ2
		12		HQ

The Bralorne underground mine is operated under EMPR Permit M-207. This permit was based on a mine plan for BK and Alhambra zones for an underground operation of 100 tons per day.

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

A total of 1,283.2 meters of drifting, 618.6 meters of raising and 6,884.5 tonnes of material were mined from stopes in 2012 and 2013. In 2014, underground advancement continued in the BK zone, with 546 meters (1,791 feet) of exploration drifting along veins on the 3700, 3800, 3840 and 3900 elevation sublevels, and 155 meters (510 feet) of waste drifts in extraction drifts and draw points for mining. Exploration advancement on veins was carried out on the 3700 and 3900 levels, including 310 meters (1,016 feet) of raises. The table below summarizes the underground advancement carried out in the BK zone from 2009 to 2015, no underground advancement occurred in 2016 to 2018.

Summary of underground exploration advancement – BK zone:

Year	Location	Type	Amount	Units
2009	BK Portal	Trackless Decline (11’x9’)	391.8	ft.
	Taylor Access	Trackless Drifting (track installed) (11’x9’)	431.0	ft.
	BK Exploration Raises	Raising (5’x5’)	216.2	ft.
2010	Taylor Access	Trackless Drifting (track installed) (11’x9’)	459.1	ft.
	8L BK (ext./DP)	Track Drift (6’x7’)	699.1	ft.
	BK Exploration Raises	Raising (5’x5’)	20.0	ft.
	BK Stope (lifts)	Stoping	4,434.6	tons
	8L North Drifting	Track Drift	245.0	ft.
	North Subdrifting	Subdrift	567.6	ft.
	North Slot Raises	Slot Raising in Stope	477.2	ft.
	North Vein Stoping	Stoping	650.6	tons
	Taylor Access	Underground Rehab	368.0	ft.

Year	Location	Type	Amount	Units
2011	BK Stope (lifts)	Stoping	7,966.7	tons
	North Slot Raises	Slot Raising in Stope	118.5	ft.
	North Stoping tons/slashes	Stoping/slashes	153.0	tons
	Alhambra DD Cutout	Cut out from track drift	11.7	ft.
	Pass Raise and Chute	Raising (6’x5’)	382.6	ft.
	Manway Raise	Raising (6’x5’)	90.4	ft.
	BK Portal Ramps	Trackless Decline / Incline (11’x9’)	1,560.1	ft.
	Alhambra Drift	Underground Rehab	222.7	ft.
	Sumps and Remucks	Trackless Drifting (11’x9’)	168.6	ft.
	BK Access	Trackless Drifting (11’x9’)	71.5	ft.
	BK Refuge	Trackless Drifting (11’x9’)	32.6	ft.
	BK Safety Bays	Jackleg Drifting (5’x6’)	66.0	ft.
2012	BK Portals	Trackless Decline / Incline (11’x9’)	472.0	ft.
	Sumps and Remucks	Trackless Drifting (11’x9’)	40.0	ft.
	BK Access	Trackless Drifting (11’x9’)	206.4	ft.
	BK Safety Bays	Jackleg Drifting (5’x6’)	20.0	ft.
	Extraction Drifts	Trackless Drifting (11’x9’)	370.0	ft.
	Drawpoints	Trackless Drifting (9’x9’)	199.0	ft.
	Drifts	Trackless Drifting (8’x9’)	1,652.1	ft.
	Stope Manway Raises	Raising (6’x5’)	693.1	ft.
	Manway Raises	Raising (6’x5’)	394.7	ft.
2013	BK Access	Trackless Drifting (11’x9’)	31.7	ft.
	Sumps and Remucks	Trackless Drifting (11’x9’)	6.0	ft.
	Exploration Raises	Raising (6’x5’)	876.4	ft.
	Stope Manway Raises	Raising (6’x5’)	65.2	ft.
	Drifts	Trackless Drifting (8’x9’)	443.8	ft.
	Subdrift	Trackless Drifting (6’x6’)	171.7	ft.
	Extraction Drifts / Drawpoints	Trackless Drifting (11’x9’)	462.5	ft.
	BK Portal	Trackless Decline / Incline (11’x9’)	134.9	ft.
	BK Stopes	Stoping	7,588.9	tons
2014	Drifts	Trackless Drifting (8’x9’)	1,791.0	ft.
	Extraction Drifts / Drawpoints	Trackless Drifting (11’x9’)	510.0	ft.
	Exploration Raises	Raising (6’x5’)	1,016.0	ft.
	BK Stopes	Stoping	20,953.9	tons
2015	BK Access	Trackless Drifting (11’x9’)	685.2	ft

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

Recent Exploration, Development and Advancement – 2015 - 2018

During 2015 and 2016, Avino worked to provide a route to Bralorne’s growth with manageable sequenced capital expenditures. Independent mining engineers continued to review potential scenarios to develop a long-term mine plan which includes a change to narrow vein long hole mining wherever possible, to replace the historic labor intensive shrinkage and cut and fill mining methods.

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

The recommended new 800 level tunnel would be sized for mechanized equipment (4.5 metres x 4.5 metres) for the long-term development of the mine to depth. The portal entrance would be near the mill and replace the old 800 tunnel (2.5 metres x 2.5 metres) which was only accessible by small track equipment. The old tunnel would be maintained and would still be used for ventilation, secondary egress, and mine water drainage.

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

During 2017, an independent consulting engineering firm has reviewed the processing plant and infrastructure to determine which buildings and equipment should be replaced. Most of the equipment was configured for a 100 ton per day operation and will need to be updated for the anticipated higher processing plant operating rate. Accordingly, new or refurbished equipment is being proposed for the processing plant. A separate crushing building is being considered for the plant, with separate fine ore storage, which will provide more space in the current mill building for the larger equipment being considered. Other building and surface infrastructure will either be upgraded to meet the current required capacity, or they will be removed / demolished, and replaced.

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

In December 2017, the Company announced that plans were finalized for an 8,000 metre drill program to commence early January 2018. The program began in January 2018 and was aimed at both identifying additional resources and increasing the confidence in existing resources, in advance of a revised resource update. Following the completion of four holes, and flow through financing in April 2017, the Company decided to update the scope of the exploration program to include structural modelling and geological mapping, airborne and ground geophysics surveys, and geochemical sampling along with 24,000 metres of drilling as well as the digitization of historical data. By year end, 9,381 meters had been drilled primarily targeting an extension of the 27 vein. The results of the drilling program were disclosed in the Company’s press release dated December 17, 2018 and filed on Form 6-K with SEC on the same date.

In October 2018, the Company received a Permit Amendment of the Effluent Permit from the BC Ministry of Environment. This amendment now encompasses a broader scope for water management at the site, including greater volumes and waste disposal for the Best-Available-Technology (BAT) Water Treatment Plant.

In Q4 2018, pursuant to discussions with the Ministry of Energy, Mines, and Petroleum Resources (“EMPR”) regarding reclamation security, non-collateralized surety bonding has been secured to cover current, and future security requirements. The bond has freed up cash previously held by the Ministry, and will serve to cover future contributions to security, as laid out in the permitting requirements. Aon Risk Solutions, acting as insurance broker for the Company, was the responsible broker for negotiating the terms of the Surety.

The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful progressive relationships with its stakeholders. In 2017, Avino continued with the underground mining training for members of the St’át’imc communities, and the third training program with North Island College began in November in Pemberton, B.C. In addition to the training program through North Island College, Avino has been working with the Center for Training Excellence in Mining, the BC government, Thompson Rivers University, New Gold, Seabridge Gold and Sandvik, amongst others, on the development of the curriculum for a new accredited underground mining training program aligned with the Mining Industry Human Resources Council’s Canadian Mining Certification Program.

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

Construction of the TSF commenced in 2003 and initial construction was completed in 2004. Tailings were deposited in the TSF up until December 2014. Approximately 32,000 tons of tailings were deposited in the TSF between April 2004 and November 2005, and a further 108,180 tons deposited between 2011 and 2014, for a combined total of approximately 140,000 tons deposited. The Concentrator Mill was temporarily shut down in December 2014. No tailings were produced or deposited since then.

Tetra-Tech EBA Inc. has been supplying the Engineer of Record and has undertaken the annual Dam Safety Inspections of the TSF since 2011 and is familiar with site conditions and background data.

The current TSF consists of the following components:

•	The main tailings dam, comprised of a North, Middle and South Section;

•	South Seepage Collection Pond;

•	South Settling Pond;

•	Settling Pond Embankment;

•	Middle Seepage Collection Pond;

•	Middle Seepage Collection Ditch;

•	North Seepage Collection Pond;

•	North Seepage Collection Ditch.

TetraTech EBA was contracted to design and oversee construction of a TSF raise. A Raise was constructed on the existing approximately 17m wide embankment crest in 2015. The Raise included a compacted key trench and a spillway in the design. Approximately 8600 cubic metres of material was used in the construction. The raised dam elevations vary between 991.422 masl and 991.500 masl. The spillway invert is at 990.9 masl and the required freeboard is 1 metre. Approval from British Columbia Ministry of Energy & Mines (now the Ministry of Energy, Mines & Petroleum Resources “EMPR”) to operate the TSF with the raise was received on 11 December 2015. However, holes drilled through the dam to install piezometers and check the quality of the material below the bottom of the dam in November of 2015 plus additional holes drilled in January of 2016 and subsequent geo-technical evaluation in early 2016 indicated that construction of a Buttress would be required along part of the dam to stabilize this area. Thus, the TSF could not be used to store water or tailings until the Buttress work was completed. This work was completed in August of 2016 and approval received for use of the TSF in September of 2016.

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

Water Treatment

Water treatment of mine drainage has been in place since 2013. Based on recommendations from Tetra Tech and SNC Lavalin a Pall microfiltration system was commissioned in 2016. The Water Treatment Plant (WTP) removes arsenic through precipitation with Ferric chloride followed by Microfiltration. The WTP uses Geo-Tubes for dewatering, a polymer coagulant station and sumps in a new building to protect it from the elements.

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

From 2015-2018 maximum flows during freshet from underground reached 35L/s. The Pall System has the capacity to treat this level of flow. The Water Tiger treatment system will be maintained as standby, which can treat another 8L/s. The water treatment system is used to minimize mine drainage water pumped to the TSF and can be used to treat TSF supernatant to further reduce TSF water levels.

Updates to the Effluent Permit in 2018, allow for year-round water treatment if necessary, disposal of the dewatered water treatment sludge at the TSF and water quality requirement for the discharge that are within the capabilities of the Pall system. The Operations, Maintenance and Surveillance Manual (OMS) for the WTP details the procedures, maintenance and spare parts that are kept onsite.

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

Mining Fleet

The Bralorne mining fleet in 2018 includes an excavator, 2 loaders, 5 scoop trams, 3 electric locomotives with 5 mine cars, a rock breaker, a jumbo and an emergency transport vehicle. The excavator and one of the loaders were replaced with new ones.

Costs Incurred to Date

The table below for the period from acquisition on October 20, 2014 to December 31, 2018 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements.

	Exploration and Evaluation Expenditures	Capital Expenditures	Operating and Administrative Expenses*	Total
2014	754,294	78,712	137,413	970,419
2015	6,976,189	1,054,829	5,868	8,036,886
2016	7,707,201	2,956,955	1,825	10,665,981
2017	11,490,870	243,291	2,135	11,736,296
2018	2,784,986	81,386	13,835	2,880,207

______________

*	Operating and administrative expenses do not reflect other income or expense or other comprehensive income or loss.

Below is a table summarizing the estimated planned future costs for 2019. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Exploration and Evaluation Expenditures	Capital Expenditures	TOTAL
2019	$4,700,000	$500,000	$5,200,000

Mineral Reserve Estimates

There are currently no mineral reserves on the property.

Mineral Resource Estimates

The estimates described below are for Mineral Resources and are categorized as Measured, Indicated or Inferred according to the CIM Definition Standards for Mineral Resources and Mineral Reserves, as adopted on November 27, 2010, and amended on May 10, 2014. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimates are not categorized as Mineral Reserves at this time since they do not take into account other economic factors including mining outlines or mining recovery. However, a reasonable requirement of a minimum mining width is incorporated in the estimate by compositing assays to a minimum mining width of 1.2 meters (4 feet), and by addition of 10% dilution at zero grade to each resource model.

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

In addition, composites within the vein structures were supplied which is included 3,878 assay intervals with uncut Au opt and the application of a 3 opt top cut at varying stages.

A model of the 51bFW, 51bHW/FW, Alhambra, BK, BK-9870, BKN, Prince, Shaft, Taylor zones was supplied by Bralorne. These are based upon assay intersections, visual inspection and site knowledge.

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

Reclamation

On November 3, 2017, Bralorne received approval of the Interim Closure and Reclamation Plan (ICRP) through an Amended Mines Act Permit, M-207. The plan and an update submitted in 2018, outlines Bralorne’s reclamation objectives for the Bralorne property which include:

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

Reclamation projects in 2018 included a Terrestrial Plan, Hazardous Building Material assessment, a Risk Assessment and Feasibility study for the Preliminary Site Investigations, a Pilot-scale Bioreactor for post-closure Passive water treatment, and a conceptual full-scale design for a Bioreactor. These projects are included in the 2018 Update for the Closure and Reclamation Plan that was submitted in September 2018.

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

In July 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in the Eagle Property. To exercise the option, Alexco must pay Avino a total of C$70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur C$550,000 in exploration work by the second anniversary of the option agreement date, and a further C$2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date. Avino received the first anniversary payment of C$10,000 and 10,000 common shares from Alexco in 2018.

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

Proposed Work Program. No further work is proposed by Avino at this time as the option agreement was terminated on January 31, 2019.

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

None

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2018, 2017 and 2016 included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) for the years ended December 31, 2018, 2017 and 2016.

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

A. Operating results

San Gonzalo Mine

The fiscal year ended December 31, 2012 saw Avino transition from exploration activities to extraction and processing of resources at levels intended by management in addition to exploration activities. On October 1, 2012, the Company declared extracting and processing resources at levels intended by management had been achieved at the San Gonzalo mine. The mine has continued to operate in this manner through 2018 and into 2019.

Operating results from the most recent 3 fiscal years are as follows:

	2016 Total	2017 Total	2018 Total
Total Mill Feed (dry tonnes)	115,047	81,045	79,140
Feed Grade Silver (g/t)	267	269	222
Feed Grade Gold (g/t)	1.25	1.32	1.03
Bulk Concentrate (dry tonnes)	4,115	3,167	3,174
Bulk Concentrate Grade Silver (kg/t)	6.22	5.80	4.25
Bulk Concentrate Grade Gold (g/t)	25.9	26.3	19.15
Recovery Silver (%)	83	84	77
Recovery Gold (%)	74	78	75
Mill Availability (%)	94.4	95.4	95.5
Total Silver Recovered (kg)	25,588	18,375	13,500
Total Gold Recovered (g)	106,599	83,215	60,800
Total Silver Recovered (oz) calculated	822,689	590,765	434,020
Total Gold Recovered (oz) calculated	3,427	2,675	1,955
Total Silver Equivalent Recovered (oz) calculated*	1,073,062	789,157	592,098

______________

*	Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq),In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu, In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

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

In the second quarter of 2018, the Company completed its Mill Circuit 4 expansion. During the testing and commissioning phase which lasted through the end of 2018, Mill Circuit 2 was used to process new material from the newly developed San Luis area of the Avino Mine while Mill Circuit 4 was used to process historic above ground Avino Mine Stockpiles.

Accordingly, year-end totals for 2016 through 2018 from the Avino Mine and Avino Mine Above Ground Stockpile Operations are reported as follows:

Avino Mine Production Totals

	2016 Totals	2017 Totals	2018 Totals
Tonnes Mined	450,281	462,279	428,075
Underground Advancement(m)	4,005	2,898	3,804
Total Mill Feed (dry tonnes)	429,289	460,890	426,794
Feed Grade Silver (g/t)	67	64	53
Feed Grade Gold (g/t)	0.42	0.516	0.49
Feed Grade Copper (%)	0.50	0.484	0.55
Copper Concentrate (dry tonnes)	9,390	9,782	9,395
Copper Concentrate Grade Silver (kg/t)	2.62	2.56	2.03
Copper Concentrate Grade Gold (g/t)	12.23	16.72	15.31
Copper Concentrate Grade Copper (%)	20.32	20.28	21.96
Recovery Silver (%)	85	85	84
Recovery Gold (%)	64	69	69
Recovery Copper (%)	90	89	87
Total Silver Recovered (kg)	24,552	24,990	19,109
Total Gold Recovered (g)	114,812	163,582	143,843
Total Copper Recovered (kg)	1,908,077	1,983,637	2,062,465
Total Silver Recovered (oz) calculated	789,372	803,438	614,361
Total Gold Recovered (oz) calculated	3,691	5,259	4,625
Total Copper Recovered (lbs) calculated	4,206,585	4,373,585	4,546,952
Total Ag Eq. (oz) calculated*	1,606,272	1,911,428	1,847,303

_____________

*	Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq),In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu, In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

Historic Avino Mine Stockpile Production Totals

2018 Totals
Total Mill Feed (dry tonnes)	202,830
Feed Grade Silver (g/t)	58
Feed Grade Gold (g/t)	0.41
Feed Grade Copper (%)	0.16
Bulk Concentrate (dry tonnes)	1,890
Bulk Concentrate Grade Silver (kg/t)	3.54
Bulk Concentrate Grade Gold (g/t)	22.99
Bulk Concentrate Grade Copper (%)	6.53
Recovery Silver (%)	57
Recovery Gold (%)	52
Recovery Copper (%)	38
Total Silver Recovered (kg)	6,697
Total Gold Recovered (g)	43,454
Total Copper Recovered (kg)	123,409
Total Silver Recovered (oz) calculated	215,312
Total Gold Recovered (oz) calculated	1,397
Total Copper Recovered (lbs) calculated	272,070
Total Ag Eq. (oz) calculated*	380,766

____________

*	Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq),In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu, In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu

Results of Operations

Twelve months ended December 31, 2018 compared with twelve months ended December 31, 2017

Revenues

Revenues for the year ended December 31, 2018 were $34,116,000. Revenues relate to the sale of bulk silver and gold concentrate produced from the San Gonzalo Mine, bulk copper, silver and gold concentrates produced from the Avino Mine, and bulk copper, silver and gold concentrates from the Avino Historical Above Ground Stockpiles. Revenues for the comparable year were $33,359,000. The increase in revenues of $757,000 in the current year can be attributed to an increase in the number of AgEq oz. sold by 18%, and was partially offset by a decrease in the average realized price of silver by 10%, compared to the year ended December 31, 2017. During the year ended December 31, 2018 the Company produced 9,395 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, 1,890 tonnes of bulk copper/silver/gold concentrate from its Avino Historical Above Ground Stockpiles, and 3,174 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine. The Company recognized revenues of $21,816,000 on sales from the Avino Mine, $3,336,000 on sales from the Avino Historical Above Ground Stockpiles, and $8,964,000 on sales from the San Gonzalo Mine.

Metal prices for revenues recognized during the year ended December 31, 2018, weighted by dollar of revenue recognized, averaged $15.32 per ounce of silver, $1,249 per ounce of gold and $6,392 per tonne of copper. Compared to metal prices for revenues recognized in the year ended December 31, 2017 of $17.05 per ounce of silver, $1,268 per ounce of gold and $6,251 per tonne of copper, this represents a decrease of 10%, decrease of 2%, and an increase of 2%, respectively.

Operating and administrative expenses

Operating expenses, or cost of sales, includes production costs from mining operations and depreciation and depletion. Production costs for the year ended December 31, 2018 were $27,850,000 compared to $22,106,000 for the year ended December 31, 2017, an increase of $5,744,000. The increase is primarily due to an increase in silver equivalent ounces sold from 2.64 million AgEq oz. in 2018, an increase of 0.4 million, or 18%, from 2.24 million AgEq oz. sold in 2017.

Administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion, as well as share-based payments, and were $4,195,000 for the year ended December 31, 2018, compared to $5,331,000 for the year ended December 31, 2017, a decrease of $1,136,000. Operating and administrative expenses decreased compared to the year ended December 31, 2017 primarily due to a decrease in share-based payments of $1,388,000. This is a result of a reduced number of options granted during the year ended December 31, 2018 compared to the year ended December 31, 2017, from 1,475,000 in 2017 down to 497,500 in 2018. Further, the resulting fair value of each option issued also decreased when calculated through the Black Scholes Option Pricing model decreased in 2018 compared to 2017 due to fluctuations in the share price volatility, share price on issuance date and interest rates used in the model.

Earnings for the year

The earnings for the year ended December 31, 2018 were $1,626,000 compared to $2,522,000 for the year ended December 31, 2017, a decrease of $896,000. Current income tax expenses for the year ended December 31, 2018 were $1,052,000 compared to $2,911,000 during the year ended December 31, 2017, a decrease of $1,859,000. The change in current income taxes is a result of decrease mine operating income in 2018, which was $6,266,000 compared to $11,253,000 in 2017. Deferred income tax recoveries for the year ended December 31, 2018 were $645,000 compared to $140,000 during the year ended 2017, a decrease of $505,000. The decrease in deferred income tax recoveries is a result of a decrease in the liability associated temporary differences arising from the carrying value of plant, equipment and mining properties. Overall, the decrease in net income in 2018 compared to 2017 was primarily due to the decrease in mine operating income mentioned above, and such decrease in net income was partially offset by decreases in overall income tax expenses.

Twelve months ended December 31, 2017 compared with the twelve months ended December 31, 2016

Revenues

Revenues for the year ended December 31, 2017 were $33,359,000. Revenues relate to the sale of bulk silver and gold concentrate produced from the San Gonzalo Mine and from bulk copper, silver and gold concentrate from the Avino Mine. Revenues for the comparable year were $34,692,000. The decrease in revenues of $1,333,000 in the current year can be attributed a decrease of 4% in the realized price of silver compared to the year ended December 31, 2016. During the year ended December 31, 2017, the Company produced 9,782 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, and 3,167 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, and recognized revenues of $24,846,000 on the sale of 9,655 tonnes of Avino Mine bulk copper/silver/gold concentrate and $8,513,000 on the sale of 2,366 tonnes of San Gonzalo bulk silver/gold concentrate for a gross profit of $11,253,000.

Metal prices for revenues recognized during the year ended December 31, 2017, weighted by dollar of revenue recognized, averaged $17.05 per ounce of silver, $1,268 per ounce of gold and $6,251 per tonne of copper. This is compared to metal prices for revenues recognized during the year ended December 31, 2016, of $17.71 per ounce of silver, $1,258 per ounce of gold and $4,850 per tonne of copper, a decrease of 4%, an increase of 1%, and an increase of 29%, respectively.

Operating and administrative expenses

Operating and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion, as well as share-based payments, and were $5,331,000 for the year ended December 31, 2017, compared to $5,007,000 for the year ended December 31, 2016, an increase of $324,000. Operating and administrative expenses increased compared to the previous year due to an increased in share-based payment expense of 66%, as a result of the vesting of restricted share units (“RSUs”) and options issued during the period. Although the Company’s operations are expanding, management continues to monitor operating and administrative expenses carefully to maintain efficient operations.

Earnings for the year

The earnings for the year ended December 31, 2017 were $2,522,000 compared to $2,016,000 for the year ended December 31, 2016, an increase of $506,000. Net income was higher in 2017, primarily due to a decrease in overall income tax expense. Income before tax was $5,293,000; however, this was reduced by current income tax expense of $2,911,000 and increased by a non-cash deferred income tax recovery of $140,000.

Voluntary Change in Accounting Policy

Upon review of the Company’s experience at the Avino and San Gonzalo mines, on a retrospective basis, the Company has changed its accounting policy under IFRS 6 and IAS 16 in accounting for its exploration and evaluation assets and development costs. The change in accounting policy resulted in a reassessment of the commencement of production date from April 1, 2016 to July 1, 2015, at the Avino Mine. The voluntary change in accounting policy is intended to provide shareholders with a better reflection of its business activities to enhance the comparability of its financial statements to its peers and to make the consolidated financial statements more relevant to the economic decision-making needs of users. The forgoing discussion reflects the change in accounting policy. See note 3 to the Company’s financial statements.

B. Liquidity and capital resources

The Company’s ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long-term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

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

During the month of September 2018, the Company issued 151,800 common shares for aggregate proceeds of $136,000 pursuant to the Company’s at-the-market offering. The Company intends to use the proceeds primarily for working capital.

On September 25, 2018, the Company issued 7,105,658 common shares and warrants to purchase 7,175,846 common shares in the aggregate for gross proceeds of $4,619,000 in a public offering in the US. The Company intends to use the proceeds to advance the exploration and development of the Avino Mine and Bralorne Mine and for working capital.

Discussion and analysis relating to our liquidity as at December 31, 2018 and December 31, 2017 is as follows:

Statement of Financial Position	December 31, 2018	December 31, 2017
Cash	$3,252,000	$3,420,000
Working Capital	13,106,000	16,403,000
Accumulated Deficit	16,505,000	18,877,000

Cash comprises cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

At December 31, 2018, $736,000 of the $3,252,000 of cash was held by our Mexican subsidiaries. If these funds were needed for our operations in Canada, we would be required to accrue and pay Canadian taxes (to the extent we no longer had Canadian tax loss carry forwards available) to repatriate these funds. However, our intent is to permanently reinvest these funds back into our Mexican subsidiaries and our current plans do not demonstrate a need to repatriate them to fund our Canadian operations.

Cash Flow	December 31, 2018	December 31, 2017
Cash generated by (used in) operating activities	$9,224,000	$(2,167,000)
Cash generated by (used in) financing activities	3,855,000	(3,055,000)
Cash used in investing activities	(13,229,000)	(3,135,000)
Change in cash	(150,000)	(8,357,000)
Effect of exchange rate changes on cash	(18,000)	(3,000)
Cash, beginning of the year	3,420,000	11,780,000
Cash, end of year	$3,252,000	$3,420,000

Operating Activities

Cash generated by operating activities for the year ended December 31, 2018, was $9,224,000 compared to cash used in operating activities of $2,167,000 for the year ended December 31, 2017. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange, share-based payments and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by financing activities was $3,855,000 for the year ended December 31, 2018, compared to cash used in financing activities of $3,055,000 in the year ended December 31, 2017, a change of $6,910,000. The change in cash provided by financing activities for the year ended December 31, 2018, relates primarily to increased activity involving the issuance of common shares and warrants in brokered bought-deal and at-the-market offerings issued under prospectus supplements, as well as the issuance of common shares upon the exercise of stock options. During the year ended December 31, 2018, the Company issued common shares and warrants through the aforementioned offerings, as well as employees, consultants, and directors exercised stock options, all which generated cash flows of $8,466,000 (2017 – $40,000). During the year ended December 31, 2018, the Company also made finance lease and equipment loan payments of $2,611,000 (2017 - $2,428,000), and repayments of $2,000,000 (2017 - $667,000) on the term facility. In November 2018, the Company and Samsung C&T U.K. Ltd. amended the concentrates prepayment agreement, extending the sales of Avino Mine concentrates to December 2024 and deferring monthly repayments on the term facility provided under the agreement to the period November 2019 through October 2021.

Investing Activities

Cash used in investing activities for the year ended December 31, 2018, was $13,229,000 compared to $3,135,000 for the year ended December 31, 2017. Cash used in investing activities during the year ended December 31, 2018, includes cash expenditures of $9,416,000 (2017 - $6,608,000) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine, and exploration and mining equipment for the Bralorne Mine. During the year ended December 31, 2018, the Company also incurred cash expenditures of $5,361,000 (2017 - $5,527,000) on exploration and evaluation activities, of which $432,000 relate to exploration and evaluation activities at the Avino Mine, and $4,929,000 relate to exploration and evaluation activities at the Bralorne Mine. During the year ended December 31, 2018, the Company redeemed $1,000,000 (2017 - $9,000,000) of the $10,000,000 in short-term investments (comprised of term deposits) that were purchased during the year ended December 31, 2016, and another $548,000 in reclamation bonds (2017 - $Nil).

C. Research and development, patents and licenses, etc.

As the Company is a mining and exploration company with no research and development, the information required by this section is not applicable.

D. Trend information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. However, it should be noted that a planned major expansion of the Avino Mine and the indicated current mine life of approximately 0.8 years at San Gonzalo would likely have positive and negative impacts, respectively, on future cash flows after 2018. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, extracting and processing activities, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E. Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As at December 31, 2018, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$5,885,000	$5,885,000	$-	$-	$-
Due to related parties	157,000	157,000	-	-	-
Minimum rental and lease payments	246,000	162,000	64,000	10,000	10,000
Term facility	7,669,000	1,432,000	6,237,000	-	-
Equipment loan	978,000	550,000	427,000	1,000	-
Finance lease obligations	1,889,000	942,000	947,000	-	-
Total	$16,824,000	$9,128,000	$7,675,000	$11,000	$10,000

G. Safe harbor

Certain statements in this Annual Report, including those appearing under this Item 5E and 5F, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following is a list of the Company’s directors and senior management as at March 20, 2019. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on May 30, 2019.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since

Michael Baybak Director	Business Consultant; Principal of Michael Baybak & Co. Inc. – marketing and communications	June 1990

Gary Robertson Director	Certified Financial Planner; Director and Chairman of Avino Silver & Gold Mines Ltd, and Coral Gold Resources Ltd.	August 2005

David Wolfin Director/President/CEO	Director, President and CEO of Avino Silver & Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd. and Director of Berkley Renewables Inc. and Great Thunder Gold Corp.	October 1995

Peter Bojtos Director	President of Pembridge Resources plc and Director of Avino Silver & Gold Mines and Sage Gold Inc.	June 15, 2018

Jasman Yee Director	Professional Engineer and Metallurgist	January 2011

J.C. Rodríguez Chief Operating Officer	Geology Professional	December 2012

Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	September 2008

Nathan Harte Chief Financial Officer	CPA, Chief Financial Officer of Avino Silver & Gold Mines Ltd, Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	November 2018

B. Compensation

During the last completed fiscal year, the Company had four executive officers, namely, David Wolfin, Chief Executive Officer; Nathan Harte, Chief Financial Officer (appointed on November 21, 2018); Malcolm Davidson, former Chief Financial Officer (employment relationship ended on November 21, 2018) and J.C. Rodríguez, Chief Operating Officer.

• Compensation Discussion and Analysis

The executive compensation program is comprised of fixed and variable elements of compensation; base salary, discretionary bonus, and equity based incentive awards in the form of stock options and Restricted Share Units (“RSUs”) to its executive officers. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives.

The objectives of base salary are to recognize market pay and acknowledge the competencies and skills of individuals. The objective of discretionary bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of equity based incentive award are to align the interest of executive officers with that of Shareholders by encouraging equity ownership through awards of stock options and RSUs, to motivate executive and other key employees to contribute and increase in corporate performance and shareholder value, and to attract talented individuals and reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of incentive stock options and RSUs plans and amendments thereto are the responsibility of the Company’s Compensation Committee.

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

The members of the Compensation Committee are Peter Bojtos (Chair), Michael Baybak and Gary Robertson, all of whom are independent.

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value;

(b)	align management’s interests with the long-term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)	ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of exploration, evaluation, extraction, and processing activities and its available financial resources. The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

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

• Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2018 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)

David Wolfin(6) (9) President, CEO and Director	2018	231,535	227,875	NIL	NIL	NIL	NIL	459,410
	2017	231,018	282,019	219,467	NIL	NIL	NIL	732,504
	2016	226,381	113,276	30,184	NIL	NIL	277,090	646,931

Malcolm Davidson Former CFO(8) (9)	2018	259,661	1,278	NIL	NIL	NIL	NIL	260,939
	2017	149,007	85,528	109,734	NIL	NIL	NIL	344,269
	2016	132,056	33,983	60,368	NIL	NIL	49,125	275,532

Nathan Harte CFO(8) (9)	2018	5,981	4,201	11,016	NIL	NIL	NIL	21,199

J.C. Rodríguez COO(7)	2018	170,563	72,172	NIL	NIL	NIL	NIL	242,735
	2017	177,192	85,528	109,734	NIL	NIL	NIL	372,456
	2016	160,762	33,983	60,368	NIL	NIL	47,540	302,653

_____________

(1)	Share Based Awards are in the form of RSUs under two separate Plans. The 2016 RSU Plan was a fixed plan approved by the shareholders on May 27, 2016 which allowed for a total of 870,560 RSUs to be granted to officers, directors, employees and consultants. As of December 31, 2018, a total of 870,500 RSUs were granted and 531,810 were vested under the 2016 RSU Plan. The second RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2018, 1,081,500 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and none of these RSUs were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2018. The closing market price on September 2, 2016 was C$2.95 per common share, the closing market price on September 20, 2017 was C$1.98 per common share, and the closing market price on August 28, 2018 was C$1.31per common share.
(2)	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2018, 497,500 new option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 2.25%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 60.26%.
(3)	The Company does not have a non-equity incentive plans.
(4)	The Company does not have any pension plans.
(5)	Discretionary cash payment of incentive bonuses.
(6)	On June 24, 2010, Mr. David Wolfin was appointed CEO. Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.
(7)	Mr. Rodríguez receives his salary in Mexican Pesos (“MXP”). For 2018, Mr. Rodriguez’ salary of MXP 3,286,373, was converted into US dollars by applying an exchange rate of 1MXP = US$0.0519.
(8)	The employment relationship with Malcolm Davidson, former Chief Financial Officer ended on November 21, 2018 and Mr. Nathan Harte, Chief Financial Officer was appointed on the same date.
(9)	All compensation to Mr. David Wolfin, Mr. Malcolm Davidson, and Mr. Nathan Harte are paid in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2957 for 2018, US$1.00 = C$1.2986 for 2017, and US$1.00 = C$1.3252 for 2016, based on the average exchange rate for the year quoted by the Bank of Canada.

• Annual Base Salary

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

• Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

• Equity-Based Incentive Awards

Equity-based incentive awards are in the form of the grant of incentive stock options and RSUs. The objective of the equity-based incentive award is to reward executive officers, employees and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains a stock option and two RSUs plans (the “Plans”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. On April 15, 2016, the board of directors of Avino, acting upon the recommendations of the Compensation Committee, implemented a fixed restricted share unit plan (the “2016 RSU Plan”) for the issuance of up to a maximum of 870,560 restricted share units (“RSUs”) to qualifying directors, officers, employees, and consultants, upon certain vesting restrictions determined by the board of directors, for any RSUs awarded. The 2016 RSU Plan was approved by the shareholders of Avino on May 27, 2016. As of December 31, 2018, a total of 870,500 RSUs were granted and 506,045 were vested. The second RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2018, 1,081,500 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and none of these RSUs were vested. The RSUs will vest at the rate of one-third annually, until fully vested over three years from the date of the awards, and provided that these designated persons are continuously employed with or providing services to Avino.

All Plans are administered by the Compensation Committee. The process the Company uses to grant equity based incentive awards is upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the executive officers which the Committee feels is suitable. All previous grants of equity-based incentive awards are taken into account when considering new grants.

• Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the executive officers to purchase or acquire securities of the Company outstanding at December 31, 2018:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)(3)	Option expiration date	Value of unexercised in-the-money options ($)(1)(4)	Share grant date	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(2)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(2) (4)

David Wolfin	100,000	$1.90	Sept 19, 2019	Nil	Sept 2, 2016	83,334	189,732	Nil
President, CEO	25,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	8,667	13,244	Nil
and Director	250,000	$1.98	Sept. 20, 2022	Nil	Aug 28, 2018	405,000	409,470	Nil

Malcolm Davidson	50,000	$1.90	Sept 19, 2019	Nil	Sept 2, 2016	5,480	12,477	Nil
Former CFO (5) (6)	50,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	425	649	Nil
	125,000	$1.98	Sept. 20, 2022	Nil	Aug 28, 2018	8,151	8,241	Nil

Nathan Harte,	25,000	$1.98	Sept. 20, 2022	Nil	Sept 20, 2017	1,250	1,910	Nil
CFO (5)	50,000	$1.30	Aug 28, 2023	Nil	Aug 28, 2018	25,500	25,781	Nil

J.C. Rodríguez	50,000	$1.90	Sept 19, 2019	Nil	Sept 2, 2016	25,000	56,919	Nil
COO	50,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	5,000	7,641	Nil
	125,000	$1.98	Sept. 20, 2022	Nil	Aug 28, 2018	126,000	127,391	Nil

________________

(1)	In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2018 and the exercise price of the option. The closing Toronto Stock Exchange share price for the Company’s common shares as at December 31, 2018 was C$0.84 per common share.
(2)	Share Based Awards are in the form of RSUs under two separate Plans. The 2016 RSU Plan was a fixed plan approved by the shareholders on May 27, 2016 which allowed for a total of 870,560 RSUs to be granted to officers, directors, employees and consultants. As of December 31, 2018, a total of 870,500 RSUs were granted and 506,045 were vested. The second RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2018, 1,081,500 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and none of these RSUs were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2018. The closing market price on September 2, 2016 was C$2.95 per common share, the closing market price on September 20, 2017 was C$1.98 per common share, and the closing market price on August 28, 2018 was C$1.31per common share.
(3)	The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.
(4)	The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2957, which represents the average exchange rate for the year 2018 quoted by the Bank of Canada.
(5)	The employment relationship with Mr. Malcolm Davidson, former Chief Financial Officer ended on November 21, 2018 and Mr. Nathan Harte, Chief Financial Officer was appointed on the same date.
(6)	Mr. Malcolm Davidson’s RSUs were calculated on a pro rata basis based on the date of his departure on November 21, 2018.

• Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2018:

Name	Option-based awards – Value vested during the year ($) (1)(3)	Share-based awards – Value vested during the year ($) (2)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
David Wolfin President, CEO and Director	Nil	85,091	Nil
Malcolm Davidson Former CFO	Nil	26,472	Nil
Nathan Harte, CFO	Nil	492	Nil
J.C. Rodríguez COO	Nil	26,472	Nil

________________

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(2)	The RSU Vesting prices were C$1.27 and C$1.02, which represents the share price on September 2, 2018 and September 20, 2018, the date in which the RSUs vested.
(3)	The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2957 which represents the average exchange rate for the year 2018 as quoted by the Bank of Canada.

• Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

• Use of Financial Instruments

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

• Termination and Change of Control Benefits

On January 1, 2016, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin, and on March 23, 2016 the Company further amended the consulting agreement which contains certain provisions in connection with termination of employment or change of control. The consulting agreement was renewed for a period of three years on January 1, 2019 with the same terms and conditions.

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

The employment relationship with Mr. Malcolm Davidson ended on November 21, 2018, and in connection with the ending of his employment, Mr. Davidson received C$135,000 from the Company.

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

• Director Compensation

The following table sets forth the value of all compensation paid or accrued to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2018:

Name	Fees earned(6) ($)	Share-based awards(1) (6) ($)	Option-based awards(2)(6) ($)	Non-equity incentive plan compensation(3)(6) ($)	Pension value(4)(6) ($)	All other compensation(6) ($)		Total(6) ($)
Michael Baybak*	38,782	34,784	6,396	Nil	Nil	Nil		79,962
Gary Robertson*	55,568	63,365	Nil	Nil	Nil	Nil		118,933
Jasman Yee	30,871	56,302	Nil	Nil	Nil	35,791	(5)	122,965
Peter Bojtos*(7)	20,452	4,443	15,990	Nil	Nil	Nil		40,885
Ross Glanville*(7)	16,252	Nil	Nil	Nil	Nil	Nil		16,252

________________

*	Independent and Non-Employee Directors
(1)	Share Based Awards are in the form of RSUs under two separate Plans. The 2016 RSU Plan was a fixed plan approved by the shareholders on May 27, 2016 which allowed for a total of 870,560 RSUs to be granted to officers, directors, employees and consultants. As of December 31, 2018, a total of 870,500 RSUs were granted and 506,045 were vested. The second RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2018, 1,081,500 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and none of these RSUs were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2018. The closing market price on September 2, 2016 was C$2.95 per common share, the closing market price on September 20, 2017 was C$1.98 per common share, and the closing market price on August 28, 2018 was C$1.31per common share.
(2)	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2018, 497,500 new option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 2.25%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 60.26%.
(3)	The Company does not have any non-equity incentive plans.
(4)	The Company does not have any pension plans.
(5)	Mr. Yee also received compensation in his capacity as a consultant to the Company.
(6)	All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.2957, which represents the average exchange rate for the year 2018 as quoted by the Bank of Canada.
(7)	Mr. Ross Glanville resigned on June 15, 2018 and Mr. Peter Bojtos was appointed on the same date.

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

Annual Retainer per Director	$23,154	*
Annual Retainer for Board Chair	$23,154	*
Annual Retainer for Audit Committee Chair	$6,174	*
Annual Retainer for Compensation Committee Chair	$3,859	*
Annual Retainer for Governance & Nominating Committee Chair	$3,859	*
Meeting Attendance Fee per Meeting	$772	*

____________

*	All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.2957, which represents the average exchange rate for the year 2018 as quoted by the Bank of Canada

The Company may grant incentive stock options and RSUs to Directors of the Company from time to time pursuant to the stock option and RSUs plans of the Company and in accordance with the policies of the Toronto Stock Exchange (the “TSX”).

Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2018:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(2)(4)	Share grant date	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share- based awards that have not vested ($)(3)(4)	Market or payout value of share-based awards not paid out or distributed ($)(3)(4)

Michael Baybak	75,000	$1.90	Sept 19, 2019	Nil	Sept 2, 2016	16,667	37,947	Nil
	75,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	3,333	5,093	Nil
	100,000	$1.98	Sept 20, 2022	Nil	Aug 28, 2018	21,000	21,232	Nil
	20,000	$1.30	Aug. 28, 2018	Nil		-	-	-

Gary Robertson	75,000	$1.90	Sept 19, 2019	Nil	Sept 2, 2016	25,000	56,919	Nil
	100,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	6,667	10,188	Nil
	150,000	$1.98	Sept 20, 2022	Nil	Aug 28, 2018	75,000	75,828	Nil

Jasman Yee	75,000	$1.90	Sept 19, 2019	Nil	Sept 2, 2016	25,000	56,919	Nil
	50,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	5,000	7,641	Nil
	125,000	$1.98	Sept 20, 2022	Nil	Aug 28, 2018	51,000	51,563	Nil

Ross Glanville(5)	75,000	$1.90	Sept 19, 2019	Nil	Sept 2, 2016	Nil	Nil	Nil
	75,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	Nil	Nil	Nil
	100,000	$1.98	Sept 20, 2022	Nil	Aug 28, 2018	Nil	Nil	Nil

Peter Bojtos (5)	50,000	$1.30	Aug. 28, 2018	Nil	Aug 28, 2018	21,000	21,232	Nil

______________

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2018 and the exercise price of the option. The closing market price of the Company’s common shares as at December 31, 2018 was C$0.84 per common share.
(3)	Share Based Awards are in the form of RSUs under two separate Plans. The 2016 RSU Plan was a fixed plan approved by the shareholders on May 27, 2016 which allowed for a total of 870,560 RSUs to be granted to officers, directors, employees and consultants. As of December 31, 2018, a total of 870,500 RSUs were granted and 506,045 were vested. The second RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2018, 1,081,500 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and none of these RSUs were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2018. The closing market price on September 2, 2016 was C$2.95 per common share, the closing market price on September 20, 2017 was C$1.98 per common share, and the closing market price on August 28, 2018 was C$1.31per common share.
(4)	The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2957 which represents the average exchange rate for the year 2018 as quoted by the Bank of Canada.
(5)	Mr. Ross Glanville resigned on June 15, 2018 and Mr. Peter Bojtos was appointed on the same date.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2018:

Name (1)	Option-based awards – Value vested during the year ($)(2)(4)	Share-based awards – Value vested during the year ($)(3)(4)	Non-equity incentive plan compensation – Value earned during the year ($)(4)
Michael Baybak	Nil	17,648	Nil
Gary Robertson	Nil	27,128	Nil
Jasman Yee	Nil	26,472	Nil
Ross Glanville(5)	Nil	27,593	Nil
Peter Bojtos(5)	Nil	Nil	Nil

_______________

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(3)	The RSU Vesting prices were C$1.27 and C$1.02, which represents the share price on September 2, 2018 and September 20, 2018, the date in which the RSUs vested.
(4)	The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2957, which represents the average exchange rate for the year quoted by the Bank of Canada.
(5)	Mr. Ross Glanville resigned on June 15, 2018 and Mr. Peter Bojtos was appointed on the same date.

Termination of Employment, Changes in Responsibilities and Employment Contracts

On January 1, 2016, the Company entered into a consulting agreement with Intermark Capital Corporation, a company wholly owned by David Wolfin, the named executive officer of the Company. The consulting agreement was further amended on March 23, 2016. On January 1, 2019, the Company renewed the consulting agreement with Intermark Capital Corporation for a period of three years with the same terms and conditions.

On January 1, 2014, the Company entered into an employment agreement with Malcolm Davidson, the named executive officer of the Company. The employment relationship with Mr. Malcolm Davidson ended on November 21, 2018, and in connection with the ending of his employment, Mr. Davidson received C$135,000 from the Company.

On July 1, 2013, the Company entered into an employment agreement with J.C. Rodríguez, the named executive officer of the Company. The employment agreement was further amended on April 14, 2014.

Please see “Termination and Change of Control Benefits” above for details.

C. Board practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General and Special Meeting, held on May 24, 2018, the shareholders elected Messrs. Michael Baybak, Gary Robertson, David Wolfin, Jasman Yee and Ross Glanville as directors of the Company. Ross Glanville resigned on June 15, 2018 and Peter Bojtos was appointed as a Director on the same date.

The Board has considered the relationship of each director to the Company and currently considers three of the five directors to be “unrelated” (Messrs. Baybak, Robertson, and Bojtos). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Procedures are in place to allow the Board to function independently. At the present time, the Board has experienced directors that have made a significant contribution to the Company’s success, and is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independent of management and other directors.

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or affecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal Code of Ethics (“Code”) has been adopted and applies to all directors, officers and employees. The Board meets on at least a quarterly basis and following the annual meeting of shareholders. The frequency of the meetings and nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2018, the Board met seven times.

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

Audit Committee Charter

1.	Purpose of the Committee

1.1	The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1	All Members of the Audit Committee must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	All Members of the Audit Committee must be “independent” as defined under NI 52-110.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1	The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)	performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1	The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2	The remuneration of the external auditors will be determined based on the time required to complete auditing procedures as determined by the external auditors in accordance with the Canadian Auditing Standards and the stands of the PCAOB.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, provided the Committee is acting reasonable and responsible.

9.	Funding of Auditing and Consulting Services

9.1	Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1	Due to the Company’s size and limited financial resources, the CEO and CFO of the Company shall be responsible for implementing internal controls and performing the role of the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1	Due to the Company’s size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, provided the Committee is acting reasonable and responsible.

13.2	The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

As of March 20, 2019, the following are the members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
Michael Baybak	Yes	Yes	Marketing and Communications
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Peter Bojtos	Yes	Yes	Professional Engineer with over 45 years of worldwide experience in the mining industry

_______________

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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

Peter Bojtos: Mr. Bojtos is a professional engineer with over 45 years of worldwide experience in the mining industry. He has an extensive background in corporate management as well as in all facets of the industry from exploration through the feasibility study stage to mine construction, operations and decommissioning. Mr. Bojtos graduated from the University of Leicester, England in 1972, following which he worked at open-pit iron-ore and underground base-metal and uranium mines in West Africa, the United States and Canada. Following that, he worked in Toronto for Kerr Addison Mines Ltd., a Noranda Group company, in increasingly senior management and officer positions for 12 years. From 1990 to 1992 he was the President & CEO of RFC Resource Finance Corp. developing a zinc mine in Washington State. From 1992 to 1993 Mr. Bojtos was the President & CEO of Consolidated Nevada Goldfields Corp. which operated precious metal mines in the United States. From 1993 to 1995 he was Chairman & CEO of Greenstone Resources Ltd, constructing and operating several gold mines in Central America.

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

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

FINANCIAL YEAR ENDING	AUDIT FEES	AUDIT RELATED FEES(2)	TAX FEES(3) (1)	ALL OTHER FEES(4)
December 31, 2018(1)	C$233,000	C$10,000	C$0	C$42,525
December 31, 2017	C$228,500	C$10,000	C$0	C$7,500

________________

(1)	Estimated
(2)	Travel and expenses
(3)	Preparation of corporate tax returns
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

The Compensation Committee is currently composed of Peter Bojtos, Gary Robertson, and Michael Baybak, all of whom are independent directors within the meaning set out in NI 58-101. All three members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company’s pay levels and compensation practices with other reporting issuers of similar size, and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Company’s shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company’s directors and executive officers against companies with similar market capitalization, assets, and revenue including the following companies: Aquila Resources, Belo Sun Mining Corp., Chesapeake Gold Corp, Entrée Resources Ltd., Liberty Gold Corp, Vista Gold Corp. and Alio Gold, and several others.

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

Governance and Nominating Committee

The Governance and Nominating Committee review/recommend matters to the Board with respect to the governance and nominating matters. In this regard, the purpose of the Governance and Nominating Committee is to:

i.	manage the corporate governance system for the Board;

ii.	assist the Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and ‘codes of best practice’ of corporate behaviour and conduct;

iii.	assist in the creation of a corporate culture and environment of integrity and accountability;

iv	monitor the quality of the relationship between the Board and management of the Company;

v.	review the Chief Executive Officer’s succession plan;

vi.	recommend to the Board nominees for appointment of the Board;

vii.	lead the Board’s annual review of the Chief Executive Officer’s performance; and

viii.	annually review and set an agenda of the Board on an ongoing basis.

The Governance and Nominating Committee currently consists of three directors, Jasman Yee, Michael Baybak, and Peter Bojtos, two of the three directors to be “independent” (Messrs. Bojtos and Baybak).

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com.

D. Employees

As at December 31, 2018, the Company had 489 employees and contractors located in Mexico and 22 employees and contractors in Canada. Certain of the Company’s senior management as well as administrative and corporate services are located in Canada and are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

As at December 31, 2017, the Company had 510 employees and contractors located in Mexico, and as at December 31, 2016 the Company had 478 employees and contractors located in Mexico.

E. Share ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of March 20, 2019:

Name of Beneficial Owner	Number of Shares	Percent
Michael Baybak	299,700	*
Gary Robertson	502,549	*
David Wolfin	1,455,210	2.25%
Jasman Yee	282,520	*
Peter Bojtos	2,000	*
J.C. Rodríguez	202,500	*
Malcolm Davidson	113,000	*
Nathan Harte	625	*

_____________

*	Less than one percent

Outstanding Options

The following information, as of March 20, 2019 reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price*	Expiration Date
David Wolfin	100,000	Sept 19, 2014	$1.90	Sept 19, 2019
President, CEO and Director	25,000	Sept 2, 2016	$2.95	Sept 2, 2021
	250,000	Sept. 20, 2017	$1.98	Sept. 20, 2022

Malcolm Davidson	50,000	Sept 19, 2014	$1.90	Sept 19, 2019
Former CFO	50,000	Sept 2, 2016	$2.95	Sept 2, 2021
	125,000	Sept 20, 2017	$1.98	Sept. 20, 2022

Nathan Harte	25,000	Sept 20, 2017	$1.98	Sept. 20, 2022
CFO	50,000	Aug 28, 2018	$1.30	Aug 28, 2023

J.C. Rodríguez	50,000	Sept 19, 2014	$1.90	Sept 19, 2019
COO	50,000	Sept 2, 2016	$2.95	Sept 2, 2021
	125,000	Sept. 20, 2017	$1.98	Sept. 20, 2022

Michael Baybak Director	75,000	Sept 19, 2014	$1.90	Sept 19, 2019
	75,000	Sept 2, 2016	$2.95	Sept 2, 2021
	100,000	Sept. 20, 2017	$1.98	Sept. 20, 2022
	20,000	Aug 28, 2018	$1.30	Aug 28, 2023

Gary Robertson Director	75,000	Sept 19, 2014	$1.90	Sept 19, 2019
	100,000	Sept 2, 2016	$2.95	Sept 2, 2021
	150,000	Sept. 20, 2017	$1.98	Sept. 20, 2022

Jasman Yee Director	75,000	Sept 9, 2014	$1.90	Sept 19, 2019
	50,000	Sept 2, 2016	$2.95	Sept 2, 2021
	125,000	Sept. 20, 2017	$1.98	Sept. 20, 2022

Peter Bojtos**	50,000	Aug 28, 2018	$1.30	Aug 28, 2023

_________________

*	The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.
**	Peter Bojtos was appointed as a Director of the Company on June 15, 2018.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of March 20, 2019, to the knowledge of the Company, no person owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

As of March 20, 2019, there were •common shares issued and outstanding. Of those common shares issued and outstanding, 34,330,969 common shares were held by 331 registered shareholders whose addresses were in Canada.

B. Related party transactions

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

i)	The Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $212,000 (December 31, 2017 - $232,000) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2018. The following table summarizes the amounts due to related parties:

	December 31, 2018	December 31, 2017
Directors’ fees	$47,000	$42,000
Oniva International Services Corp.	107,000	139,000
Jasman Yee & Associates, Inc.	3,000	6,000
	$157,000	$187,000

ii)	The Company has a cost sharing agreement to reimburse Oniva for its expenses and to pay Oniva a percentage fee. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses, and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty. The transactions with Oniva during the years ended December 31, are summarized below:

	2018	2017	2016
Salaries and benefits	$594,000	$450,000	$297,000
Office and miscellaneous	560,000	567,000	507,000
Exploration and evaluation assets	353,000	352,000	248,000
	$1,507,000	$1,369,000	$1,052,000

iii)	For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2018, 2017 and 2016, the Company paid $232,000, $231,000, and $504,000 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the years ended December 31, 2018, 2017, and 2016, the Company paid $66,000, $80,000, and $140,000, respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, President, Chief Executive Officer and a director of the Company, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2018, 2017 and 2016, the Company paid $12,000, $23,000, and $23,000, respectively to WWD.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2018.

Item 9. The Offer and Listing

A. Offer and listing details

Our common shares are listed on the NYSE American and the TSX under the symbol ASM. The Company graduated from the TSX-V on January 8, 2018. The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE American and in Canadian Dollars on the TSX and TSX-V for each quarter for the past two fiscal years:

	NYSE-AMERICAN		TSX and TSX-V
	(United States Dollars)		(Canadian Dollars)

	High	Low	High	Low
For the Quarter Ended
December 31, 2018	0.73	0.50	0.95	0.65
September 30, 2018	1.31	0.56	1.74	0.74
June 30, 2018	1.55	1.20	1.95	1.59
March 31, 2018	1.61	1.21	1.99	1.54

For the Quarter Ended	High	Low	High	Low
December 31, 2017	1.62	1.14	2.04	1.44
September 30, 2017	1.89	1.41	2.35	1.85
June 30, 2017	1.90	1.39	2.53	1.85
March 31, 2017	2.13	1.32	2.80	1.75

B. Plan of distribution

Not Applicable.

C. Markets

On January 8, 2018, the Company graduated from the TSX-V to the TSX where our common shares are listed under the symbol ASM. We are also listed on the Berlin and Frankfurt Stock Exchanges under the symbol GV6, and on the NYSE American under the symbol ASM.

D. Selling shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the issue

Not Applicable.

Item 10. Additional Information

A. Share capital

Not Applicable.

B. Memorandum and articles of association

Common Shares

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors. The Company is authorized to issue an unlimited number of common shares.

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

10 Day Extension Requirement: Following a successful Bid where the minimum tender requirement has been met, as well as the satisfaction or waiver of all other Bid terms and conditions, Bids will be required to be extended for at least an additional 10-day period to permit shareholders who did not tender time to do so on the same terms.

Under the amended Instrument, an offeror who makes a Bid which is open for 105 days, together with a further 10-day extension, will still be able to avail itself of the compulsory acquisition procedure provisions under applicable Canadian corporate legislation. These provisions permit the offeror to acquire on the same terms as contained in the Bid, the remaining shares held by any minority shareholders who did not tender, within 120 days of the launch of the Bid, if at least 90% of the total shares that were subject to the Bid have been acquired.

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

C. Material contracts

1.	Agency Agreement dated April 27, 2018 with Cantor Fitzgerald Canada Corporation re Best Effort Equity Offering of 2,500,000 Flow Through Common Shares of Avino;
2.	Amended and Restated Controlled Equity Offering Sales Agreement dated August 21, 2018 with Cantor Fitzgerald & Co;
3.	Underwriting Agreement dated September 21, 2018 with H. C. Wainwright & Co., LLC; and
4.	Amendment Agreement dated November 27, 2018 rescheduling the repayment schedule to concentrates Prepayment Agreement dated July 8, 2015 with Samsung.

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

United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the ownership and disposition of the common shares. This summary applies only to U.S. Holders who hold common shares as capital assets (generally, property held for investment).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership and disposition of common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the U.S.;

•	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders. For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the ownership or disposition of common shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the common shares pursuant to the Offering and the ownership or disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of ownership or disposition of common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the ownership, or disposition of the common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of common shares.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the common shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. dollar cost for such common shares.

PFIC Status of the Company

Because the Company is producing revenue from its mining operations, the Company does not believe that it was classified as a PFIC for its taxable year ended December 31, 2018. However, the Company has not performed an analysis of whether or not it will be deemed a PFIC for its current taxable year. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which product passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated, for purposes of the income test and asset test, as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s common shares are made.

The Company does not believe that it was classified as a PFIC for its taxable year ended December 31, 2018, but has not made a determination as to whether it will or will not be a PFIC in the current tax year or in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

•	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years or the U.S. Holder’s holding period for the common shares) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares;

•	The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•	The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

•	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to common shares U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year and the Company may not provide this statement, in which case a QEF Election cannot be made. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC if which is stock that is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of common shares may (under certain circumstances) be entitled to receive either a deduction or a credit for such Canadian income tax paid generally at the election of such U.S. Holder. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other taxable disposition of common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The Effect Of Comprehensive U.S. Tax Reform Legislation On The Company, Whether Adverse Or Favorable, Is Uncertain.

On December 22, 2017, President Trump signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the U.S. federal income tax rules, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on the Company and its subsidiaries, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Each U.S. Holder is urged to consult its own tax adviser regarding the implications of the Tax Cuts and Jobs Act of holding of our common shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

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

I. Subsidiary information

Discussion regarding our subsidiaries is contained in Item 4.B., Information on the Company; Business Overview.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Audit Committee of our board of directors regularly reviews foreign exchange and interest rates. Our policy prohibits the use of financial instruments for speculative purposes. See Note 24, Financial Instruments, in our annual audited consolidated Financial Statements contained in this annual report on Form 20-F for quantitative and qualitative disclosure of market risk.

Item 12. Description of Securities Other than Equity Securities

None.

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

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at December 31, 2018.

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

Changes in Internal Controls over Financial Reporting

Based on the evaluation as at December 31, 2018, management, including our principal executive officer and principal financial officer, have concluded that there were no material changes in the design of internal controls from the last annual reporting date of December 31, 2017.

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson and Mr. Peter Bojtos are qualified as Audit Committee Financial Experts. Mr. Robertson and Mr. Bojtos are independent as determined by the NYSE American rules.

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics that applies to all directors, officers, consultants and employees of the Company.

This Code of Ethics covers a wide range of financial and non-financial business practices and procedures. This Code of Ethics does not cover every issue that may arise, but it sets out basic principles to guide all executive and staff of the Company. If a law or regulation conflicts with a policy in this Code of Ethics, then personnel must comply with such law or regulation. If any person has any questions about this Code of Ethics or potential conflicts with a law or regulation, they should refer to the Company’s Whistleblower Policy.

All executive and staff should recognize that they hold an important role in the overall corporate governance and ethical standards of the Company. Each person is capable and empowered to ensure that the Company’s, its shareholders’ and other stakeholders’ interests are appropriately balanced, protected and preserved. Accordingly, the Code of Ethics provides principles to which all personnel are expected to adhere and advocate. The Code of Ethics embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the shareholders, other stakeholders, and the public generally.

A copy of the Code of Ethics and Whistleblower Policy has been filed as an exhibit with the SEC and are available at the Company’s website at www.avino.com. You may obtain a copy of the Code of Ethics and Whistleblower Policy upon request by contacting the Company’s Corporate Secretary at 570 Granville Street, Suite 900, Vancouver, British Columbia V6C 3P1, Canada.

Item 16C. Principal Accountant Fees and Services

The Company’s independent registered public accounting firm for the years ended December 31, 2018 and 2017 was Manning Elliott LLP, Chartered Professional Accountants.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for the Company’s years ended December 31, 2018 and 2017, were C$233,000 and C$228,500, respectively.

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for assurance and related services that are reasonably related to the performance of the audit or review for the Company’s years ended December 31, 2018 and 2017, were C$10,000 and C$10,000, respectively, and consisted of travel and expenses.

Tax Fees

The tax fees billed by Manning Elliott LLP for the Company’s years ended December 31, 2018 and 2017, were Nil.

All Other Fees

The aggregate fees billed by Manning Elliott LLP for services other than the services reported above for the Company’s years ended December 31, 2018 and 2017, were C$42,525 and C$7,500, respectively, and consisted of fees related to the Company’s securities registration documents.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2018 and 2017. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.

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

4.10	Intermark Capital Corporation Consulting Agreement dated Jan. 1, 2016, amended March 23, 2016 and renewed on January 1, 2019
4.11	Underwriting Agreement (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on November 23, 2016.)
4.12	Warrant Indenture (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on November 30, 2016)
4.13	2016 Restricted Share Unit Plan
4.14	2018 Restricted Share Unit Plan
4.15	2018 Stock Option Plan
4.16

Amended and Restated Controlled Equity Offering Sales Agreement dated August 4, 2017 between Avino Silver & Gold Mines Ltd. and Cantor Fitzgerald & Co. (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on August 4, 2017)

4.17	Technical Report on the Avino Property, Durango, Mexico dated April 11, 2017 (Incorporated by reference to Exhibit 99.1 to Form 6K filed with the SEC on May 23, 2017)
4.18	Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico dated December 19, 2018 (Incorporated by reference to Exhibit 10.1 to Form 6K filed with SEC on December 26, 2018)
4.19	Agency Agreement dated April 27, 2018 with Cantor Fitzgerald Canada Corporation re Best Effort Equity Offering of 2,500,000 Flow Through Avino Common Shares;
4.20	Amended and Restated Controlled Equity Offering Sales Agreement dated August 21, 2018 with Cantor Fitzgerald & Co;
4.21	Underwriting Agreement dated September 21, 2018 with H. C. Wainwright & Co., LLC;
8.1	List of Subsidiaries
11.1	Code of Ethics and Whistleblower Policy (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2017 filed with the SEC on April 3, 2018)
11.2	Audit Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
11.3	Governance & Nominating Committee Charter (Incorporated by reference to Exhibit 11.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
11.4	Compensation Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
13.3	Consent of Manning Elliott LLP
13.4	Consent of Tetra Tech Canada Inc.
13.5	Consent of, An Aranz Geo Company
13.6	Consent of Kirkham Geosystems Ltd.
13.7	Consent of Jasman Yee, P.Eng.

________

* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

The consolidated financial statements as at December 31, 2018 and 2017, and at January 1, 2017, and for the years ended December 31, 2018, 2017 and 2016, have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination, and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer

February 27, 2019	February 27, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2018, December 31, 2017 and January 1, 2017, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018, December 31, 2017 and January 1, 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Voluntary Change in Accounting Policy

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for exploration and evaluation assets and development costs under IFRS 6 and IAS 16 and has retrospectively adjusted the consolidated financial statements as at December 31, 2017 and January 1, 2017, and for the years ended December 31, 2017 and 2016.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

February 27, 2019

We have served as the Company’s auditor since 2007.

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Financial Position

(Expressed in thousands of US dollars)

	Note	December 31, 2018	December 31, 2017 (Note 3)	January 1, 2017 (Note 3)
ASSETS
Current assets
Cash		$3,252	$3,420	$11,780
Short-term investments	5	-	1,000	10,000
Amounts receivable		4,091	4,635	3,050
Taxes recoverable	6	5,343	6,369	3,529
Prepaid expenses and other assets		1,030	2,065	965
Inventory	7	9,231	9,102	5,804
Total current assets		22,947	26,591	35,128
Exploration and evaluation assets	8	46,781	43,338	30,792
Plant, equipment and mining properties	10	38,743	32,158	28,076
Long-term investments		10	34	27
Reclamation bonds	11	107	714	108
Total assets		$108,588	$102,835	$94,131

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,885	$3,512	$3,726
Amounts due to related parties	12(b)	157	187	199
Taxes payable		167	525	817
Current portion of term facility	13	1,017	4,000	4,667
Current portion of equipment loans	14	517	848	977
Current portion of finance lease obligations	15	950	1,116	1,435
Deferred revenue	17	573	-	-
Current portion of reclamation provision	18	296	-	-
Other liabilities		279	-	-
Total current liabilities		9,841	10,188	11,821
Term facility	13	5,884	4,667	4,667
Equipment loans	14	411	398	1,191
Finance lease obligations	15	869	1,233	1,377
Warrant liability	16	2,009	1,161	1,630
Reclamation provision	18	10,503	11,638	6,963
Deferred income tax liabilities	27	3,903	4,548	4,688
Total liabilities		33,420	33,833	32,337
EQUITY
Share capital	19	88,045	81,468	80,785
Equity reserves		9,849	10,581	9,100
Treasury shares (14,180 shares, at cost)		(97)	(97)	(97)
Accumulated other comprehensive loss		(6,124)	(4,073)	(6,456)
Accumulated deficit		(16,505)	(18,877)	(21,538)
Total equity		75,168	69,002	61,794
Total liabilities and equity		$108,588	$102,835	$94,131

Commitments – Note 22

Subsequent Event – Note 28

Approved by the Board of Directors on February 27, 2019:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of US dollars)

	Note	2018	2017 (Note 3)	2016 (Note 3)

Revenue from mining operations	20	$34,116	$33,359	$34,692
Cost of sales	20	27,850	22,106	22,961
Mine operating income		6,266	11,253	11,731

Operating expenses
General and administrative expenses	21	3,565	3,313	3,789
Share-based payments	19	630	2,018	1,218
Income (loss) before other items		2,071	5,922	6,724

Other items
Interest and other income		221	246	52
Unrealized gain (loss) on long-term investments		(5)	5	(2)
Fair value adjustment on warrant liability	16	1,304	563	8
Unrealized foreign exchange gain (loss)		(802)	(935)	156
Finance cost		(444)	(157)	(142)
Accretion of reclamation provision	18	(378)	(248)	(215)
Interest expense		(109)	(103)	(126)
Gain on sale of asset		175	-	-
Net income before income taxes		2,033	5,293	6,455
Income taxes
Current income tax expense	27	(1,052)	(2,911)	(3,434)
Deferred income tax recovery (expense)	27	645	140	(1,005)
Income tax expense		(407)	(2,771)	(4,439)
Net income		1,626	2,522	2,016

Other comprehensive income (loss)
Currency translation differences		(2,051)	2,383	(95)
Total comprehensive income (loss)		$(425)	$4,905	$1,921

Earnings per share	19(e)
Basic		$0.03	$0.05	$0.05
Diluted		$0.03	$0.05	$0.05

Weighted average number of common shares outstanding	19(e)
Basic		56,851,626	52,523,454	42,695,999
Diluted		60,000,637	53,320,009	43,791,451

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Changes in Equity

(Expressed in thousands of US dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit (Note 3)	Total Equity (Note 3)
Balance, January 1, 2016		37,298,009	$58,241	$9,330	$(97)	$(6,361)	$(23,760)	$37,353
Common shares issued for cash:
Brokered public offerings		14,043,992	21,663	-	-	-	-	21,663
Less share issuance cost		-	(1,459)	-	-	-	-	(1,459)
Exercise of stock options		1,079,000	949	-	-	-	-	949
Carrying value of stock options exercised		-	1,369	(1,369)	-	-	-	-
Stock options cancelled or expired		-	-	(206)	-	-	206	-
Shares issued for exploration and evaluation assets		10,000	22	-	-	-	-	22
Share-based payments (net of costs of $5)		-	-	1,345	-	-	-	1,345
Net income for the period		-	-	-	-	-	2,016	2,016
Currency translation differences		-	-	-	-	(95)	-	(95)
Balance, December 31, 2016		52,431,001	$80,785	$9,100	$(97)	$(6,456)	$(21,538)	$61,794
Common shares issued for cash:
Brokered public offerings		10,000	17	-	-	-	-	17
Less share issuance cost		-	(1)	-	-	-	-	(1)
Exercise of stock options		20,000	25	-	-	-	-	25
Carrying value of stock options exercised		-	20	(20)	-	-	-	-
Stock options cancelled or expired		-	-	(139)	-	-	139	-
Carrying value of RSUs exercised		257,152	623	(623)	-	-	-	-
Less share issuance cost		-	(1)	-	-	-	-	(1)
Share-based payments		-	-	2,263	-	-	-	2,263
Net income for the period		-	-	-	-	-	2,522	2,522
Currency translation differences		-	-	-	-	2,383	-	2,383
Balance, December 31, 2017		52,718,153	$81,468	$10,581	$(97)	$(4,073)	$(18,877)	$69,002
Common shares issued for cash:
Brokered public offerings and “at the market” issuances	19	10,257,458	6,683	-	-	-	-	6,683
Less: Issuance costs		-	(899)	-	-	-	-	(899)
Exercise of stock options	19	87,500	112	-	-	-	-	112
Carrying value of stock options exercised		-	84	(84)	-	-	-	-
Less: share issuance costs		-	(5)	-	-	-	-	(5)
Carrying value of RSUs exercised		274,658	602	(602)	-	-	-	-
Options cancelled or expired		-	-	(746)	-	-	746	-
Share-based payments	19	-	-	700	-	-	-	700
Net income for the period		-	-	-	-	-	1,626	1,626
Currency translation differences		-	-	-	-	(2,051)	-	(2,051)
Balance, December 31, 2018		63,337,769	$88,045	$9,849	$(97)	$(6,124)	$(16,505)	$75,168

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Cash Flows

(Expressed in thousands of US dollars)

	Note	2018	2017 (Note 3)	2016 (Note 3)

Cash generated by (used in):

Operating Activities
Net income		$1,626	$2,522	$2,016
Adjustments for non-cash items:
Deferred income tax expense (recovery)		(645)	(140)	1,005
Depreciation and depletion		3,256	2,703	1,913
Accretion of reclamation provision		378	248	215
Unrealized loss (gain) on investments		5	(5)	2
Foreign exchange (gain) loss		45	127	(442)
Fair value adjustment on warrant liability		(1,304)	(563)	(8)
Fair value adjustment on modification of term facility		234	-	-
Share-based payments		630	2,018	1,218
		4,225	6,910	5,921
Net change in non-cash working capital items	23	4,999	(9,077)	(1,098)
		9,224	(2,167)	4,823

Financing Activities
Shares and units issued for cash, net of issuance costs		8,466	40	22,791
Finance lease payments		(1,166)	(1,581)	(1,531)
Equipment loan payments		(1,445)	(847)	(587)
Term facility payments		(2,000)	(667)	(667)
		3,855	(3,055)	20,006

Investing Activities
Exploration and evaluation expenditures		(5,361)	(5,527)	(4,810)
Additions to plant, equipment and mining properties		(9,416)	(6,608)	(3,683)
Redemption (purchase) of short-term investments		1,000	9,000	(10,000)
Redemption of reclamation bonds		548	-	-
		(13,229)	(3,135)	(18,493)

Change in cash		(150)	(8,357)	6,336

Effect of exchange rate changes on cash		(18)	(3)	43

Cash, Beginning		3,420	11,780	5,401

Cash, Ending		$3,252	$3,420	$11,780

Supplementary Cash Flow Information (Note 23)

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on July 1, 2015 (see Note 3), the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements as if the policies have always been in effect.

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

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

ii. Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine and Avino Mine had achieved production levels intended by management as of October 1, 2012 and July 1, 2015, respectively, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2018.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

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

iii. Valuation of share-based payments and warrants

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and warrants. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or net loss and its equity reserves. Warrant liabilities are accounting for as derivate liabilities (see Note 16).

iv. Impairment of plant, equipment and mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, and mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment, and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

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

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES

Change in accounting policies - Exploration and evaluation assets

Upon review of the Company’s experience at the Avino and San Gonzalo mines, on a retrospective basis, the Company has changed its accounting policy under IFRS 6 and IAS 16 in accounting for its exploration and evaluation assets and development costs. The change in accounting policy resulted in a reassessment of the commencement of production date from April 1, 2016 to July 1, 2015, at the Avino Mine. The voluntary change in accounting policy is intended to provide shareholders with a better reflection of its business activities to enhance the comparability of its financial statements to its peers and to make the consolidated financial statements more relevant to the economic decision-making needs of users.

Accordingly, the Company has adopted the following exploration and evaluation assets and development costs accounting policy during the period ended December 31, 2018:

Exploration and evaluation assets and development costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

(ii) Development expenditures

Mine Development Costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•	The completion and assessment of a reasonable commissioning period of the mill and mining facilities;
•	Consistent operating results are achieved during the test period;
•	Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;
•	Plant / mill has reached a pre-determined percentage of design capacity;
•	Adequate funding is available and can be allocated to the operating activities; and,
•	Long term sales arrangements have been secured.

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

Effect of Change in Accounting Policy

As a result of applying the change in accounting policy, the Company has determined that the production phase would have commenced effective July 1, 2015. Accordingly, the Company determined that the accumulated impact on its consolidated statement of financial position would be an increase in plant, equipment and mining properties, and the impact of its consolidated statement of operations and comprehensive income (loss) would be an increase in revenue from mining operations and costs of sales as such amounts are not offset during production, resulting in a decreased in accumulated deficit. The retrospective application of this change in accounting policy on the Company’s consolidated statement of financial position as at January 1, 2017 and December 31, 2017, is as follows:

	As Previously Reported January 1, 2017	Adjustment	As Adjusted January 1, 2017
ASSETS
Total current assets	$35,128	$-	$35,128
Plant, equipment and mining properties	27,739	337	28,076
Other long-term assets	30,927	-	30,927
Total assets	$93,794	$337	$94,131

LIABILITIES
Total liabilities	$32,337	$-	$32,337

EQUITY
Accumulated deficit	(21,875)	337	(21,538)
Other equity	83,332	-	83,332
Total equity	61,457	337	61,794
Total liabilities and equity	$93,794	$337	$94,131

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

	As Previously Reported December 31, 2017	Adjustment	As Adjusted December 31, 2017
ASSETS
Total current assets	$26,591	$-	$26,591
Plant, equipment and mining properties	31,952	206	32,158
Other long-term assets	44,086	-	44,086
Total assets	$102,629	$206	$102,835

LIABILITIES
Total liabilities	$33,833	$-	$33,833

EQUITY
Accumulated deficit	(19,083)	206	(18,877)
Other equity	87,879	-	87,879
Total equity	68,796	206	69,002
Total liabilities and equity	$102,629	$206	$102,835

The retrospective application of this change in accounting policy on the Company’s consolidated statements of operations and comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

	As Previously Reported 2016	Adjustment	As Adjusted 2016

Revenue from mining operations	$30,105	$4,587	$34,692
Cost of sales	19,161	3,800	22,961
Mine operating income	10,944	787	11,731
Operating expenses and other items	5,276	-	5,276
Net income before income taxes	5,668	787	6,455
Income taxes	4,164	275	4,439
Net income	1,504	512	2,016
Earnings per share
Basic	$0.04	$0.01	$0.05
Diluted	$0.03	$0.02	$0.05

	As Previously Reported 2017	Adjustment	As Adjusted 2017

Revenue from mining operations	$33,359	$-	$33,359
Cost of sales	21,975	131	22,106
Mine operating income	11,384	(131)	11,253
Operating expenses and other items	5,960	-	5,960
Net income before income taxes	5,424	(131)	5,293
Income taxes	2,771	-	2,771
Net income	2,653	(131)	2,522
Earnings per share
Basic	$0.05	$0.00	$0.05
Diluted	$0.05	$0.00	$0.05

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The retrospective application of this change in accounting policy on the Company’s consolidated statements of cash flows for the years ended December 31, 2017 and 2016, are as follows:

	As Previously Reported 2016	Adjustment	As Adjusted 2016
Cash generated by (used in)
Operating Activities
Net income	$1,504	$512	$2,016
Adjustments for non-cash items:
Depreciation and depletion	1,341	572	1,913
Other changes in operating activities	1,992	-	1,992
Total before changes in non-cash working capital items	4,837	1,084	5,921
Net change in non-cash working capital items	(1,098)	-	(1,098)
Total cash generated by operating activities	3,739	1,084	4,823
Financing Activities
Total cash generated by financing activities	20,006	-	20,006
Investing Activities
Exploration and evaluation expenditures	(8,313)	3,503	(4,810)
Recovery of exploration costs from concentrate proceeds	4,587	(4,587)	-
Other changes in investing activities	(13,683)	-	(13,683)
Total cash used in investing activities	(17,409)	(1,084)	(18,493)
Change in cash and effect of exchange rates	6,336	-	6,336
Effect of exchange rates	43	-	43
Cash, Beginning	5,401	-	5,401
Cash, Ending	$11,780	$-	$11,780

	As Previously Reported 2017	Adjustment	As Adjusted 2017
Cash generated by (used in)
Operating Activities
Net income	$2,653	$(131)	$2,522
Adjustments for non-cash items:
Depreciation and depletion	2,572	131	2,703
Other changes in operating activities	1,685	-	1,685
Total before changes in non-cash working capital items	6,910	-	6,910
Net change in non-cash working capital items	(9,077)	-	(9,077)
Total cash used in operating activities	(2,167)	-	(2,167)
Financing Activities
Total cash used in financing activities	(3,055)	-	(3,055)
Investing Activities
Total cash used in investing activities	(3,135)	-	(3,135)
Change in cash	(8,357)	-	(8,357)
Effect of exchange rates	(3)	-	(3)
Cash, Beginning	11,780	-	11,780
Cash, Ending	$3,420	$-	$3,420

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

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

As at December 31, 2018 and 2017, and January 1, 2017, the Company estimated a remaining mine life for San Gonzalo of 0.8, 0.8, and 1.8 years, respectively.

As at December 31, 2018 and 2017, and January 1, 2017, the Company estimated a remaining mine life for the Avino Mine of 9.5, 10.3, and 11.3 years, respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated using the following annual rates and methods:

Office equipment, furniture, and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	5 - 20 years straight line
Buildings	5 - 20 years straight line

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

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

Inventories are valued at the lower of cost and net realizable value (“NRV”). Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

NRV of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

Revenue from Contracts with Customers

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified two provisional pricing components in concentrate sales, represents variable consideration in the form of a) adjustments between original and final assay results relating to the quantity and quality of concentrate shipments, as well as b) pricing adjustments between provisional and final invoicing based on market prices for base and precious metals.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Financial Instruments

Measurement – initial recognition

All financial assets and financial liabilities are initially recorded on the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. All financial asset and liabilities are initially recorded at fair value, net of attributable transaction costs, except for those classified as fair value through profit or loss (“FVTPL”). Subsequent measurement of financial assets and financial liabilities depends on the classifications of such assets and liabilities.

Classification – financial assets

Amortized cost:

Financial assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequent to initial recognition at amortized cost.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effect interest method, and is recognized in Interest and other income, on the consolidated statements of operations and comprehensive income (loss)

The Company financial assets at amortized costs include its cash, amounts receivable not related to sales of concentrate, investments (short-term), and reclamation bonds.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that are held within a business model whose objective is to hold financial assets in order to both collect contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding

Upon initial recognition of equity securities, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate its equity securities that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the instrument; instead, it is transferred to retained earnings.

The Company currently has no financial assets designated as FVTOCI.

Fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL, which includes amounts receivable from concentrate sales.

Classification – financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

Financial liabilities at amortized cost include accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations.

Financial liabilities classified FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in the consolidated statements of operations. The Company has classified share purchase warrants with an exercise price in US dollars (see Note 16) as financial liabilities at FVTPL. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in the consolidated statements of operations.

The Company has no hedging arrangements and does not apply hedge accounting.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets when necessary. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

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

Application of new and revised accounting standards:

IFRS 9 - Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The standard did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

IFRS 15 - Revenue from Contracts with Customers

On January 1, 2018, the Company adopted the requirements of IFRS 15. IFRS 15 covers principles that an entity shall apply to report useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a full retrospective approach. The company has completed its assessment and there was no significant impact on the recognition or measurement of the Company’s revenue from customers. However, this standard resulted in additional disclosures and presentation categories in the Company’s consolidated financial statements.

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified two provisional pricing components in concentrate sales, represents variable consideration in the form of a) adjustments between original and final assay results relating to the quantity and quality of concentrate shipments, as well as b) pricing adjustments between provisional and final invoicing based on market prices for base and precious metals.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Additional Disclosures

Additional disclosures have been presented in Note’s 13 and 20 of the consolidated financial statements as a result of adopting IFRS 9 and 15, respectively.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued and are effective as of December 31, 2018:

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

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

The Company has identified existing agreements that may contain right-of-use assets. At this time, the Company does not believe that the new standard will give rise to a material change, and is currently finalized the expected impact on the consolidated financial statements. The majority of the Company’s leases were already classified its right of use assets on its consolidated statement of financial position, and at this time, does not believe that it has material right of use assets that are not classified as such.

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 – Definition of a Business which:

•	Clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•	Narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•	Add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•	Remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•	Add an option concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted.

IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 (the “Interpretation”) sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company does not expect the application of the Interpretation will have a significant impact on the Company’s consolidated financial statements.

Annual Improvements 2015-2017 Cycle

In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations (“IFRS 3”), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes, and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company’s consolidated financial statements

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

5.	SHORT-TERM INVESTMENTS

At December 31, 2018, the Company’s short-term investments totalled $Nil (December 31, 2017 - $1,000 January 1, 2017 - $10,000).

6.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST”) recoverable.

	December 31, 2018	December 31, 2017	January 1, 2017

VAT recoverable	$3,144	$5,779	$3,376
GST recoverable	82	105	153
Income taxes recoverable	2,117	485	-
	$5,343	$6,369	$3,529

7.	INVENTORY

	December 31, 2018	December 31, 2017	January 1, 2017

Process material stockpiles	$4,486	$3,566	$2,605
Concentrate inventory	3,095	3,437	1,896
Materials and supplies	1,650	2,099	1,303
	$9,231	$9,102	$5,804

The amount of inventory recognized as an expense for the year ended December 31, 2018 totalled $27,850 (2017 – $22,106, 2016 – $22,961), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

8.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2017	$7,979	$22,813	$30,792

Costs incurred during 2017:
Mine and camp costs	-	4,301	4,301
Provision for reclamation	-	3,762	3,762
Effect of movements in exchange rates	555	1,604	2,159
Drilling and exploration	418	348	766
Depreciation of plant and equipment	-	716	716
Interest and financing costs	-	377	377
Geological and related services	-	264	264
Water treatment and tailing storage facility costs	-	224	224
Assessments and taxes	82	97	179
Mineral exploration tax credit	-	(202)	(202)

Balance, December 31, 2017	$9,034	$34,304	$43,338
Costs incurred during 2018:
Mine and camp costs	-	3,143	3,143
Drilling and exploration	346	1,142	1,488
Depreciation of plant and equipment	-	540	540
Interest and other costs	-	414	414
Geological and related services	-	205	205
Water treatment and tailing storage facility costs	-	53	53
Assessments and taxes	86	29	115
Assays	-	13	13
Effect of movements in exchange rates	226	(2,754)	(2,528)

Balance, December 31, 2018	$9,692	$37,089	$46,781

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

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

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$0.25 million during the year ended December 31, 2012.

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

The Company also owns land and mineral claims for the Bralorne Mine project in connection with ongoing plans for exploration and potential expansion, which include nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia (the “BRX Property”).The BRX Property carries a 1% net smelter returns royalty to a maximum of C$0.25 million, and a 2.5% net smelter returns royalty.

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

During the year ended December 31, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in all 14 quartz mining leases. To exercise the option, Alexco must pay Avino a total of C$70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur C$0.55 million in exploration work by the second anniversary of the option agreement date, and a further C$2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for C$2.5 million.

The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

9.	NON-CONTROLLING INTEREST

At December 31, 2018, the Company had an effective 99.67% (2017 - 99.67%, 2016 – 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2017 - 0.33%, 2016 – 0.33%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

10.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2017	10,990	83	253	14,927	7,638	2,645	36,536
Additions	1,370	49	27	1,271	2,137	2,949	7,803
Effect of movements in exchange rates	122	1	3	179	91	31	427
Balance at December 31, 2017	12,482	133	283	16,377	9,866	5,625	44,766
Additions	588	17	77	990	7,901	1,089	10,662
Transfers	-	-	-	-	(45)	45	-
Disposals	-	-	-	-	(33)	-	(33)
Effect of movements in exchange rates	(108)	(1)	(2)	(110)	(86)	(49)	(356)
Balance at December 31, 2018	12,962	149	358	17,257	17,603	6,710	55,039

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2017	2,748	36	116	4,206	846	508	8,460
Additions	1,817	12	27	1,827	283	87	4,053
Effect of movements in exchange rates	27	-	1	51	10	6	95
Balance at December 31, 2017	4,592	48	144	6,084	1,139	601	12,608
Additions	1,549	17	32	799	1,287	112	3,796
Effect of movements in exchange rates	(39)	-	(1)	(53)	(10)	(5)	(108)
Balance at December 31, 2018	6,102	65	175	6,830	2,416	708	16,296

NET BOOK VALUE
At December 31, 2018	6,860	84	183	10,427	15,187	6,002	38,743
At December 31, 2017	7,890	85	139	10,293	8,727	5,024	32,158
At January 1, 2017	8,242	47	137	10,721	6,792	2,137	28,076

Included in Buildings above are assets under construction of $3,655 as at December 31, 2018 (December 31, 2017 - $3,283) on which no depreciation was charged in the periods then ended. Once the assets are put into service, they are transferred to the appropriate class of plant, equipment and mining properties.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

11.	RECLAMATION BONDS

Under the Ministry of Energy, Mines and Petroleum Resources (“MEM”), the Company is required to hold reclamation bonds that cover the estimated future cost to reclaim the ground disturbed. At December 31, 2018, the Company has secured $107 (December 31, 2017 - $714 January 1, 2017 - $108) to cover estimated future costs related to the future ground disturbance at the Company’s Canadian operations.

12.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the year ended December 31, 2018, 2017 and 2016, were as follows:

	2018	2017	2016

Salaries, benefits, and consulting fees	$956	$860	$1,277
Share-based payments	531	1,718	891
	$1,487	$2,578	$2,168

(b) Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $212 (December 31, 2017 - $232, January 1, 2017 - $111) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2018. The following table summarizes the amounts due to related parties:

	December 31, 2018	December 31, 2017	January 1, 2017

Oniva International Services Corp.	$107	$139	$127
Directors	47	42	45
Jasman Yee & Associates, Inc.	3	6	4
Intermark Capital Corp.	-	-	20
Wear Wolfin Designs Ltd.	-	-	3
	$157	$187	$199

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a directr of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the three and years ended December 31, 2018, 2017 and 2016, are summarized below:

	2018	2017	2016

Salaries and benefits	$594	$450	$297
Office and miscellaneous	560	567	507
Exploration and evaluation assets	353	352	248
	$1,507	$1,369	$1,052

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the year ended December 31, 2018, 2017 and 2016, the Company paid $232, $231 and $504, respectively, to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the year ended December 31, 2018, 2017 and 2016, the Company paid $66, $80 and $140, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the year ended December 31, 2018, 2017 and 2016, the Company paid $12, $23 and $23, respectively, to WWD.

13.	TERM FACILITY

In July 2015, the Company entered into a $10 million term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016. Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less interest, treatment, refining, shipping, and insurance charges.

During the year ended December 31, 2017, the Company and Samsung agreed to amend the Company’s existing term facility by extending the repayment period. Repayments of the remaining balance will be made in 13 equal monthly instalments commencing in July 2018 and ending July 2019. The Company will sell the Avino Mine concentrates on an exclusive basis to Samsung until December 31, 2021.

During the year ended December 31, 2018, the Company and Samsung entered into a new amending agreement to amend the existing term facility by extending the repayment period. Under the new amendment, Samsung granted the Company a 12 month deferral period from October 2018, through and including September 2019, during which there will be no principal repayments. The Company will repay the remaining balance in 23 equal monthly instalments of $278 commencing in October 2019 and ending August 2021. Interest on the amended facility is now charged at a rate of US dollar LIBOR (3 month) plus 6.75% during the 12 month deferral period, reverting to US dollar LIBOR (3 month) plus 4.75% for the remainder of the repayment period ending August 2021. Other material terms of the facility remain unchanged. The Company is committed to selling Avino Mine concentrate on an exclusive basis to Samsung until December 31, 2024.

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The continuity of the term facility with Samsung is as follows:

	December 31,	December 31,	January 1,
	2018	2017	2017

Balance at beginning of the period	$8,667	$9,334	$10,000
Repayments	(2,000)	(667)	(666)
Fair value adjustment for modification	234	-	-
Balance at end of the period	6,901	8,667	9,334
Less: current portion	(1,017)	(4,000)	(4,666)
Non-current portion	$5,884	$4,667	$4,667

14.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing in between 2018 and 2023 with fixed interest rates of 4.75% to 6.29% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at December 31, 2018, plant, equipment, and mining properties includes a net carrying amount of $2,232 (December 31, 2017 - $2,065, January 1, 2017 - $2,508) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under the equipment loans are as follows:

	December 31,	December 31,	January 1,
	2018	2017	2017

Not later than one year	$550	$886	$1,060
Later than one year and not later than five years	428	410	1,238
Less: Future interest charges	(50)	(50)	(130)
Present value of loan payments	928	1,246	2,168
Less: current portion	(517)	(848)	(977)
Non-current portion	$411	$398	$1,191

The equipment loan credit facilities are a component of the master credit facilities described in Note 15.

15.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2018 and 2021, with interest rates ranging from Nil% to 14.49% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at December 31, 2018, plant, equipment and mining properties includes a net carrying amount of $3,461 (December 31, 2017 - $3,951, January 1, 2017 - $4,801) for this leased mining equipment.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	December 31,	December 31,	January 1,
	2018	2017	2017

Not later than one year	$943	$1,204	$1,527
Later than one year and not later than five years	947	1,295	1,482
Less: Future interest charges	(71)	(150)	(197)
Present value of lease payments	1,819	2,349	2,812
Less: current portion	(950)	(1,116)	(1,435)
Non-current portion	$869	$1,233	$1,377

The Company has two master credit facilities with equipment suppliers for a total of $10,375. The facilities are used to acquire equipment necessary for maintaining operations at the San Gonzalo Mine and the Avino Mine, and for continuing exploration activity at the Bralorne Mine. As of December 31, 2018, the Company had $8,224 in available credit remaining under these facilities.

16.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. Changes in respect of the Company’s warrant liability are as follows:

	December 31, 2018	December 31, 2017	January 1, 2017

Balance at beginning of the period	$1,161	$1,630	$-
Warrants issued during the period	2,296	-	1,638
Fair value adjustment	(1,304)	(563)	(8)
Effect of movement in exchange rates	(144)	94	-
Balance at end of the period	$2,009	$1,161	$1,630
Less: current portion	-	-	-
Non-current portion	$2,009	$1,161	$1,630

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price

Warrants outstanding and exercisable, January 1 and December 31, 2017	3,602,215	$1.99
Issued	7,175,846	$0.80
Warrants outstanding and exercisable, December 31, 2018	10,778,061	$1.20

		Derivative Warrants,Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2018	December 31, 2017	January 1, 2017

March 14, 2019	$1.00	40,000	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215	3,562,215
September 25, 2023	$0.80	7,175,846	-	-
		10,778,061	3,602,215	3,602,215

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

As at December 31, 2018, the weighted average remaining contractual life of warrants outstanding was 3.46 years (December 31, 2017 – 1.90 years, January 1, 2017 – 2.29 years).

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

	December 31, 2018	December 31, 2017	January 1, 2017
Weighted average assumptions:
Risk-free interest rate	1.88%	1.66%	0.67%
Expected dividend yield	0%	0%	0%
Expected warrant life (years)	3.46	1.90	2.29
Expected stock price volatility	61.47%	65.69%	72.66%
Weighted average fair value	$0.19	$0.32	$0.35

17.	DEFERRED REVENUE

During the year ended December 31, 2018, the Company entered into a sales agreement with MK Metal Trading Mexico S.A. de C.V., a subsidiary of Ocean Partners, to sell San Gonzalo concentrate for a 12 month period. As per the agreement, the Company received an unsecured upfront payment of $2 million, which is to be repaid in equal monthly installments over the 12 month period ending March 2019. Interest is charged on the outstanding balance at a rate of US dollar LIBOR (3 month) plus 4.75%.

As of December 31, 2018, the outstanding balance (including IVA) was $573 (December 31, 2017 and January 1, 2017 - $Nil).

18.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2018, is $10,799 (December 31, 2017 – $11,638, January 1, 2017 – $6,963), and the undiscounted value of the obligation is $16,356 (December 31, 2017 – $17,529, January 1, 2017 – $7,634).

The present value of the obligation in Mexico of $1,309 (December 31, 2017 – $1,584, January 1, 2017 – $1,233) was calculated using a risk-free interest rate of 8.62% (December 31, 2017 – 7.68%, January 1, 2017 – 7.00%) and an inflation rate of 3.80% (December 31, 2017 – 6.77%, January 1, , 2017 – 4.25%). Reclamation activities are estimated to begin in 2019 for the San Gonzalo Mine and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne of $9,490 (December 31, 2017 – $10,054, January 1, 2017 – $5,730) was calculated using a weighted average risk-free interest rate of 3.41% (December 31, 2017 – 3.46%, January 1, 2017 – 4.39%) and a weighted average inflation rate of 1.88% (December 31, 2017 – 1.67%, January 1, 2017 – 1.79%). Reclamation activities are estimated to begin in 2024.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

A reconciliation of the changes in the reclamation provision during the years ended December 31, 2018, and 2017, is as follows:

	December 31, 2018	December 31, 2017

Balance at beginning of the period	$11,638	$6,963
Changes in estimates	(437)	3,900
Unwinding of discount	378	248
Effect of movements in exchange rates	(780)	527
Balance at end of the period	$10,799	$11,638
Less: current portion	(296)	-
Non-current portion	$10,503	$11,638

19.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a) Authorized: Unlimited common shares without par value.

(b) Issued:

(i) During the year ended December 31, 2018, the Company closed a bought-deal financing, issuing 7,105,658 units at the price of $0.65 per unit for gross proceeds of $4,619. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant exercisable to purchase one additional common share at an exercise price of $0.80 until expiry on September 25, 2023. The financing was made by way of prospectus supplement in September 2018, to the short-form base shelf prospectus dated November 10, 2016 and the shelf registration statement dated August 22, 2018, for up to $25 million.

Of the $4,619 total aggregate proceeds raised in this financing, the $2,296 fair value of the warrants was attributed to warrant liability (Note 16), and the residual amount of $2,323 was attributed to common shares. The Company paid a 7% cash commission on the gross proceed in the amount of $324, and incurred additional legal costs of $185. Costs of $253 were allocated to the fair value of the warrants and have been reflected in the consolidated statement of operations as a finance cost, and costs of $256 have been reflected as share issuance costs in the consolidated statement of changes in equity. An additional $168 in issuance costs relating to the shelf registration statement have also been reflected in the consolidated statement of changes in equity

During the year ended December 31, 2018, the Company issued 3 million common shares by way of flow-through financing for gross proceeds of $4,667 (C$6,000). This amount includes a flow-through premium, which represents the difference between the Company’s share price on the date of issuance, and the offering price of C$2.00 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $444 was recorded as the flow-through premium, for a net share capital allocation of $4,223. This premium is presented in “Other liabilities” on the balance sheet as at December 31, 2018. The Company incurred $471 in commission and issuance costs in relation to the offering.

During the year ended December 31, 2018, the Company issued 151,800 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $137. The Company pays a 3% cash commission on gross proceeds and incurred $4 in issuance costs during the period.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

During the year ended December 31, 2018, the Company issued 87,500 common shares upon the exercise of stock options for gross proceeds of $112. The Company also issued 274,658 common shares upon exercise of RSUs. The Company incurred $5 in issuance costs in relation to these exercises.

(ii) During the year ended December 31, 2017, the Company issued shares in an at-the-market offering under prospectus supplements for an aggregate of 10,000 common shares at an average price of $1.67 for net proceeds of $16.

During the year ended December 31, 2017, the Company issued 20,000 common shares upon the exercise of stock options for gross proceeds of $25.

During the year ended December 31, 2017, the Company issued 257,152 common shares upon the vesting of restricted share units.

(c) Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options for the years ended December 31, 2018, and 2017, is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding and exercisable, January 1, 2017	1,978,500	$2.24
Granted	1,475,000	$1.98
Cancelled / Forfeited	(122,500)	$2.54
Exercised	(20,000)	$1.62
Stock options outstanding and exercisable, December 31, 2017	3,311,000	$2.12
Granted	497,500	$1.30
Cancelled / Forfeited	(497,500)	$2.14
Expired	(306,000)	$1.61
Exercised	(87,500)	$1.61
Stock options outstanding, December 31, 2018	2,917,500	$2.04
Stock options exercisable, December 31, 2018	2,576,250	$2.14

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The following table summarizes information about the Company’s stock options outstanding and exercisable at December 31, 2018:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Outstanding	Weighted Average Remaining Contractual Life (Years)
September 19, 2019	$1.90	570,000	0.72	570,000	0.72
December 22, 2019	$1.90	30,000	0.98	30,000	0.98
September 2, 2021	$2.95	552,500	2.67	552,500	2.67
September 20, 2022	$1.98	1,295,000	3.72	1,295,000	3.72
October 6, 2022	$1.98	15,000	3.77	15,000	3.77
August 28, 2023	$1.30	455,000	4.66	113,750	4.66
		2,917,500	3.06	2,576,250	2.84

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options granted during the years ended December 31, 2018, 2017 and 2016, was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2018		2017		2016
Weighted average assumptions:
Risk-free interest rate		2.25%		1.80%		0.69%
Expected dividend yield		0%		0%		0%
Expected option life (years)		5.00		5.00		5.00
Expected stock price volatility		60.26%		68.24%		65.13%
Weighted average fair value at grant date	$	C0.53	$	C1.14	$	C1.60

During the year ended December 31, 2018, the Company charged $130 (2017 - $1,177, 2016 - $875) to operations as share-based payments and capitalized $20 (2017 - $127, 2016 - $96) to exploration and evaluation assets.

(d) Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

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

During the year ended December 31, 2018, 1,081,500 RSUs (2017 – 80,500, 2016 – 790,000) were granted. All RSUs granted vest one-third annually from the date of the grant until fully vested at the end of the three-year term. The weighted average fair value of the RSUs granted during the year ended December 31, 2018, was C$1.31, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

At December 31, 2018, there were 1,235,301 RSUs outstanding (December 31, 2017 – 592,172, December 31, 2016 – 787,500).

During the year ended December 31, 2018, the Company charged $500 (2017 - $841, 2016 - $343) to operations as share-based payments and capitalized $50 (2017 - $116, 2016 - $35) to exploration and evaluation assets for the fair value of the RSUs issued. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e) Earnings per share:

The calculations for basic and diluted earnings per share are as follows:

	2018	2017 (Note 3)	2016 (Note 3)

Net income (loss) for the period	$1,626	$2,522	$2,016
Basic weighted average number of shares outstanding	56,851,626	52,523,454	42,695,999
Effect of dilutive share options, warrants, and RSUs	3,149,011	796,555	1,095,452
Diluted weighted average number of shares outstanding	60,000,637	53,320,009	43,791,451
Basic earnings per share	$0.03	$0.05	$0.05
Diluted earnings per share	$0.03	$0.05	$0.05

20.	REVENUE AND COST OF SALES

The Company’s revenues for the year ended December 31, 2018 of $34,116 (2017 - $33,359, 2016 - $34,692) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine, and processing of Historical Above Ground Stockpiles.

	2018	2017 (Note 3)	2016 (Note 3)

Concentrate sales	$34,551	$33,327	$34,925
Provisional pricing adjustments	(435)	32	(233)
	$34,116	$33,359	$34,692

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	2018	2017 (Note 3)	2016 (Note 3)

Production costs	$24,619	$19,418	$21,060
Depreciation and depletion	3,231	2,688	1,901
	$27,850	$22,106	$22,961

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2018	2017	2016

Salaries and benefits	$1,257	$1,196	$1,159
Office and miscellaneous	300	464	925
Management and consulting fees	354	443	495
Investor relations	402	366	258
Travel and promotion	226	323	359
Professional fees	529	247	172
Directors fees	161	158	166
Regulatory and compliance fees	311	101	243
Depreciation	25	15	12
	$3,565	$3,313	$3,789

22.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12 .

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2018	December 31, 2017	January 1, 2017

Not later than one year	$3,092	$300	$1,540
Later than one year and not later than five years	74	251	557
Later than five years	10	15	20
	$3,176	$566	$2,117

Included in the above amount as at December 31, 2018, is the Company’s commitment to incur flow-through eligible expenditures of $2,930 (C$3,997) that must be incurred in Canada.

Office lease payments recognized as an expense during the year ended December 31, 2018, totalled $81 (2017 - $81, 2016 - $83).

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	2018	2017	2016
Net change in non-cash working capital items:
Deferred revenues	$573	$-	$-
Accounts payable and accrued liabilities	2,329	(136)	708
Prepaid expenses and other assets	981	(1,672)	(115)
Amounts receivable	543	(1,585)	(355)
Taxes payable	(358)	(292)	(14)
Amounts due to related parties	(44)	1	42
Taxes recoverable	1,017	(2,828)	(1,323)
Inventory	(42)	(2,565)	(41)
	$4,999	$(9,077)	$(1,098)

	2018	2017	2016

Interest paid	$959	$445	$471
Taxes paid	$4,991	$5,765	$3,136
Equipment acquired under finance leases and equipment loans	$1,771	$1,228	$3,452

24.	FINANCIAL INSTRUMENTS

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

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2017 – three, January 1, 2017 – three) counterparties (see Note 26). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2018, no amounts were held as collateral.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2018, in the amount of $3,252 and working capital of $13,106 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2018, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$5,885	$5,885	$-	$-
Due to related parties	157	157	-	-
Minimum rental and lease payments	246	162	74	10
Term facility	7,669	1,432	6,237	-
Equipment loans	978	550	428	-
Finance lease obligations	1,889	942	947	-
Total	$16,824	$9,128	$7,686	$10

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

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2018		December 31, 2017
	MXN	CDN	MXN	CDN
Cash	$8,378	$2,421	$9,504	$321
Long-term investments	-	14	-	42
Reclamation bonds	-	146	-	896
Amounts receivable	-	114	-	132
Accounts payable and accrued liabilities	(85,951)	(891)	(27,482)	(603)
Due to related parties	-	(215)	-	(225)
Equipment loans	-	(301)	-	(782)
Finance lease obligations	(13,907)	(533)	(751)	(1,002)
Net exposure	(91,480)	755	(18,729)	(1,221)
US dollar equivalent	$(4,656)	$554	$(949)	$(974)

Based on the net US dollar denominated asset and liability exposures as at December 31, 2018, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings (loss) for the year ended December 31, 2018, by approximately $452 (December 31, 2017 - $327). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2018, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $419 (December 31, 2017 - $224).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). A 10% change in market prices would not have a material impact on the Company’s operations.

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

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

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

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2018:

	Level 1	Level 2	Level 3
Financial assets
Cash	$3,252	$-	$-
Amounts receivable	-	4,091	-
Long-term investments	10	-	-
Financial liabilities
Warrant liability	-	-	(2,009)
Total financial assets and liabilities	$3,262	$4,091	$(2,009)

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes equity (comprising of all issued share capital, equity reserves, retained earnings or accumulated deficit, and other comprehensive income (loss)), the term facility, equipment loan obligations, and finance lease, are listed as follows:

	December 31,	December 31,	January 1,
	2018	2017	2017

Equity	$75,168	$69,002	$61,794
Term Facility	6,901	8,667	9,333
Finance Lease Obligations	1,819	2,349	2,812
Equipment Loans	928	1,246	2,168
	$84,816	$81,264	$76,107

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2018, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2018, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

26.	SEGMENTED INFORMATION

The Company’s revenues for the Year ended December 31, 2018 of $34,116 (2017 - $33,359; 2016 – 34,692) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine and the San Gonzalo Mine.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	2018	2017	2016

Silver	$17,259	$20,159	$23,641
Copper	12,996	8,227	9,593
Gold	9,866	10,131	7,508
Penalties, treatment costs and refining charges	(6,005)	(5,158)	(6,050)
Total revenue from mining operations	$34,116	$33,359	$34,692

For the year ended December 31, 2018, the Company had six customers (2017 and 2016 – three customers) that accounted for total revenues as follows:

	2018	2017	2016

Customer #1	$23,314	$24,845	$23,833
Customer #2	1,547	7,452	6,319
Customer #3	344	-	-
Customer #4	321	1,062	4,540
Customer #5	519	-	-
Customer #6	8,071	-	-
Total revenue from mining operations	$34,116	$33,359	$34,692

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2018	December 31, 2017	January 1, 2017

Exploration and evaluation assets - Mexico	$9,692	$9,034	$7,979
Exploration and evaluation assets - Canada	37,089	34,304	22,813
Total exploration and evaluation assets	$46,781	$43,338	$30,792

	December 31, 2018	December 31, 2017	January 1, 2017

Plant, equipment, and mining properties - Mexico	$36,484	$28,834	$24,578
Plant, equipment, and mining properties - Canada	2,259	3,324	3,498
Total plant, equipment, and mining properties	$38,743	$32,158	$28,076

AVINO SILVER & GOLD MINES LTD.Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

27.	INCOME TAXES

(a) Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2018	2017	2016

Current income tax expense	$1,052	$2,911	$3,434
Deferred income tax expense (recovery)	(645)	(140)	1,005
Total income tax expense	$407	$2,771	$4,439

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2018	2017	2016
		(Note 3)	(Note 3)
Net income before income taxes	$2,033	$5,293	$6,455
Combined statutory tax rate	27.00%	26.00%	26.00%

Income tax expense at the Canadian statutory rate	549	1,376	1,678

Reconciling items:
Effect of difference in foreign tax rates	48	285	307
Non-deductible/non-taxable items	(121)	602	700
Change in unrecognized deductible temporary differences	(257)	1,086	1,408
Impact of foreign exchange	915	(491)	778
Special mining duties	117	511	780
Impact of change of tax rates	-	(322)	-
Revisions to estimates	(368)	(248)	(1,095)
Share issue costs	(231)	-	(379)
Other items	(245)	(106)	262

Income tax expense recognized in the year	$407	$2,771	$4,439

The Company recognized a non-cash expense of $379 for the year ended December 31, 2018 (2017 - $51; 2016 - $316) related to the deferred tax impact of the special mining duty. The Canadian income tax rate increased from 26% to 27% effective January 1, 2018, with a statutory impact prior to year-end. The impact of this change has been reflected in the consolidated financial statements.

	December 31,	December 31,	January 1,
	2018	2017	2017

Deferred income tax assets	$4,654	$4,888	$2,831
Deferred income tax liabilities	(8,557)	(9,436)	(7,519)

	$(3,903)	$(4,548)	$(4,688)

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(Expressed in thousands of US dollars, except where otherwise noted)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2018	December 31, 2017	January 1, 2017

Reclamation provision	$491	$594	$503
Non-capital losses	3,104	3,197	-
Other deductible temporary differences	1,059	1,097	2,328
Inventory	(94)	(230)	(101)
Exploration and evaluation assets	(6,378)	(6,464)	(4,265)
Plant, equipment and mining properties	(2,085)	(2,742)	(3,153)

Net deferred income tax liabilities	$(3,903)	$(4,548)	$(4,688)

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

(b) Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2017	December 31, 2016	January 1, 2016

Tax losses carried forward	$13,790	$13,973	$17,350
Share issue costs	1,263	1,100	1,466
Plant, equipment and mining properties	6,096	6,198	3,873
Exploration and evaluation assets	1,207	1,330	1,257
Investments	44	198	189
Reclamation provision and other	9,489	10,054	5,603

Unrecognized deductible temporary differences	$31,889	$32,853	$29,739

The Company has capital losses of $1,489 carried forward and $12,301 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2022 to 2038. As at December 31, 2018, the Company had no Mexican tax losses available to offset future Mexican taxable income.

28.	SUBSEQUENT EVENT

Subsequent to December 31, 2018, the Company issued 835,189 common shares through “at the market” offering under prospectus supplement for gross proceeds of $517. The Company pays a 3% cash commission on gross proceeds and incurred $15 in issuance costs during the period, for net proceeds of $502.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: March 21, 2019	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

