Form 20-F
period 2019-12-31
AVINO SILVER & GOLD MINES LTD
filed 2020-03-25
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

There were 76,592,388 common shares, without par value, issued and outstanding as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Status as an Emerging Growth Company

We are an "emerging growth company" as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. After fiscal year 2019, we will no longer be deemed an emerging growth company.

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

Foreign Private Issuer Filings

We are considered a "foreign private issuer" pursuant to Rule 405 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions, until we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our "foreign private issuer status" we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for "foreign private issuers".

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for the year ended December 31, 2019. For the years ended December 31, 2016, and 2015, the Company’s consolidated financial information was presented in Canadian dollars and has been translated in this Form 20-F into United States dollars using the applicable exchange rates.

For the years ended December 31, 2019, 2018, 2017, 2016, and 2015, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. We adopted IFRS with a transition date of January 1, 2010.

On December 13, 2019, the Company completed the sale of its 100% wholly-owned subsidiary Bralorne Gold Mines Ltd. (“Bralorne”) to Talisker Resources Ltd. (“Talisker”). The sale includes the Bralorne Gold Mine and is part of the Company’s plan to focus on its core mining operations in Mexico. For more information regarding the sale, please see Item 4.D. Property, plant and equipment, Bralorne Property – British Columbia

On July 11, 2018, upon further review of the Company’s experience at the Avino and San Gonzalo mines, the Company concluded to change its accounting policy under IFRS 6 and IAS 16 in accounting for the Company’s Exploration and Evaluation Assets and Development Costs, including our determination that we commenced production at the Avino Mine effective July 1, 2015. The voluntary change in accounting policy was intended to provide investors with a better reflection of the Company’s business activities to enhance the comparability of our financial statements to our peers and to make our financial statements more relevant to the economic decision-making needs of users.

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

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended, and as at, December 31, 2019, 2018, 2017, 2016, and 2015. Subject to the comments above, the information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’

	Years Ended December 31,
	2019	2018	2017(1)	2016(1)	2015(1)
Summary of Operations:
Revenue	$31,746,000	$34,116,000	$33,359,000	$34,692,000	$30,460,000
Cost of sales	32,016,000	27,850,000	22,106,000	22,961,000	23,918,000
Mine operating income (loss)	(270,000)	6,266,000	11,253,000	11,731,000	6,168,000
Operating expenses	4,130,000	4,240,000	5,345,000	5,007,000	3,329,000
Income (loss) before other items and income taxes	(4,400,000)	2,026,000	5,908,000	6,724,000	2,839,000
Other items	1,432,000	38,000	(472,000)	(269,000)	(722,000)
Income (loss) before income taxes	(2,968,000)	2,064,000	5,436,000	6,455,000	2,117,000
Incomes taxes	633,000	(407,000)	(2,771,000)	(4,439,000)	(1,924,000)
Net income (loss) from continuing operations	(2,335,000)	1,657,000	2,665,000	2,016,000	193,000
Net loss from discontinued operations	(29,126,000)	(31,000)	(143,000)	-	-
Net income (loss)	(31,461,000)	1,626,000	2,522,000	2,016,000	193,000
Earnings (Loss) per share from continuing operations
Basic	$(0.03)	$0.03	$0.05	$0.05	$0.01
Diluted	$(0.03)	$0.03	$0.05	$0.05	$0.01
Earnings (Loss) per share
Basic	$(0.45)	$0.03	$0.05	$0.05	$0.01
Diluted	$(0.45)	$0.03	$0.05	$0.05	$0.01
Weighted average number of shares outstanding
Basic	69,980,178	56,851,626	52,523,454	42,695,999	36,229,424
Diluted	69,980,178	60,000,637	53,320,009	43,791,451	36,723,725

	2019	2018	2017(1)	2016(1)	2015(1)
Balance Sheet Data:
Total assets	$72,571,000	$108,588,000	$102,835,000	$94,131,000	$62,925,000
Cash	9,625,000	3,252,000	3,420,000	11,780,000	5,401,000
Total liabilities	18,648,000	33,420,000	33,833,000	32,337,000	25,580,000
Shareholders’ equity	53,923,000	75,168,000	69,002,000	61,794,000	37,344,000
Share capital	96,396,000	88,045,000	81,468,000	80,785,000	58,241,000
Shares outstanding	76,592,388	63,337,769	52,718,153	52,431,001	37,298,009

(1)Financial results for 2017, 2016 and 2015 are reflective of the change in retrospective change in accounting policy outlined at the beginning of Item 4-B, and disclosed in the Company’s audited consolidated financial statements.

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

Our operations are highly speculative due to the high-risk nature of our business, which include the acquisition, financing, exploration, development of mineral properties and operation of mines. The risks and uncertainties set out below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial, may also impair our operations. If any of the risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline, and investors could lose part or all of their investment. Our business is subject to significant risks and past performance is not a guarantee of future performance.

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

We derive a significant portion of our revenue from the sale of silver and our results of operations will fluctuate as the prices of this metals change. A period of significant and sustained lower silver prices would materially and adversely affect our results of operations and cash flows. During the past fiscal year, silver prices have decrease and, in the event, mineral prices decline or remain low for prolonged periods of time; we might be unable to develop our existing exploration properties, which may adversely affect our results of operations, financial performance, and cash flows. An asset impairment charge may result from the occurrence of unexpected adverse events that impact our estimates of expected cash flows generated from our producing properties or the market value of our non-producing properties, including a material diminution in the price of silver and/or gold.

We may be required to raise additional capital to mine our properties.

The Company is currently focusing on further defining plans to mine its Avino mineralized material, as well as further exploration of the San Gonzalo and Avino properties in Mexico. The Company may be required to raise capital to further advance the Avino mine and its infrastructure, as well as to explore the Avino and San Gonzalo properties. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity and debt financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company’s per share book value.

No assurances can be given that our continuing operations will be profitable in the future

We began extracting and processing resources at levels intended by management at the San Gonzalo Mine during the fourth quarter of 2012 and at the Avino Mine in the third quarter of 2015. For the year ended December 31, 2019, we incurred net losses from continuing operations of $2,335,000. For the years ended December 31, 2018, and 2017, we earned net income from continuing operations of $1,657,000 and, $2,665,000, respectively. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will continue to be profitable in the future.

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

We may face business disruption and related risks resulting from the recent outbreak of the novel coronavirus 2019 (COVID-19), which could have a material adverse effect on our operations.

Our business and production operations could be disrupted and materially adversely affected by the recent outbreak of COVID-19. As a result of measures imposed by the governments in affected regions, businesses and schools have been suspended due to quarantines intended to contain this outbreak. The spread of COVID-19 from China to other countries has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a Public Health Emergency of International Concern (PHEIC), based on the advice of the Emergency Committee under the International Health Regulations (2005). While the COVID-19 outbreak is still in very early stages, international stock markets have begun to reflect the uncertainty associated with the slow-down in the Chinese economy and the reduced levels of international travel experienced since the beginning of January and the significant declines in the Dow Industrial Average at the end of February and beginning of March 2020 was largely attributed to the effects of COVID-19. We are still assessing our business plans and the impact COVID-19 may have on our business and production operations, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including ceasing our mining and production operations.

Disruptions to our information technology systems, including future cyber-attacks and security breaches, and the costs of maintaining secure and effective information technology systems could negatively affect our business and results of operations.

The efficient operation of our businesses is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems, and continue to invest in maintaining and upgrading these systems and applications to ensure risk is controlled. Regardless of our efforts to maintain and upgrade our cyber security systems, there can be no assurance that we will not suffer an intrusion, that unauthorized parties will not gain access to confidential or personal information, or that any such incident will be discovered promptly. The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target, and we may be unable to anticipate these techniques or implement adequate preventative measures. The failure to promptly detect, determine the extent of and appropriately respond to a significant data security breach could have a material adverse impact on our business, financial condition and results of operations. In addition, the unavailability of the information systems or failure of these systems to perform as anticipated for any reason, including a major disaster or business interruption resulting in an inability to access data stored in these systems or sustain the data center systems necessary to support functions to meet our needs, and any inability to respond to, or recover from, such an event, could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer.

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

The Company is a reporting issuer in all of the Provinces of Canada, except for Quebec, a foreign private issuer in the United States, and is listed on the Toronto Stock Exchange (the Company graduated from the TSX Venture Exchange on January 8, 2018), under the symbol “ASM”, on the NYSE-American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”. The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company primarily engaged in the extracting and processing of gold, silver, and copper and the acquisition and exploration of natural resource properties. The Company’s principal business activities have been the exploration for and extracting and processing of silver, gold and copper at mineral properties located in the State of Durango, Mexico. The Company also owns other exploration and evaluation assets in British Columbia and the Yukon, Canada.

B. Business overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver, gold, and copper exploration, extraction and processing. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the “Avino Mine”). From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of a smelter. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver, and the Company began acquiring silver properties in North America. The Company acquired the Eagle Property in Canada’s Yukon, and the Aumax silver and gold property in British Columbia. Each property produced encouraging assays for silver through drilling and sampling, however, in late April 2012, the Company relinquished its interest in the Aumax silver and gold property to focus on its property in Mexico. In October 2014, Avino acquired Bralorne Gold Mines Ltd. (“Bralorne”), a British Columbia company, which owns the past producing Bralorne Gold Mine in British Columbia, as a wholly-owned subsidiary. The Avino Mine in Mexico, the Bralorne Mine in British Columbia, and surrounding mineral leases continue to hold silver and gold potential. On December 13, 2019, the Company completed the sale of Bralorne to Talisker. The sale includes the Bralorne Gold Mine and is part of the Company’s plan to focus on its core mining operations in Mexico. For more information regarding the sale, please see below. The Company also had an option agreement with Alexco Resources Corp. on its wholly-owned Eagle Property located in the Yukon. This option agreement was terminated on January 31, 2019. These properties, along with other silver and gold projects, will remain the Company’s principal focus for the foreseeable future. The Eagle Property is currently inactive.

In the second quarter of 2016, the Company declared that effective April 1, 2016 extracting and processing resources at levels intended by management had been achieved at the Avino Mine following an advancement and test period of 19 months. The decision was based on the following criteria:

•	All critical capital components have been acquired and installed to achieve desired mining and processing results;

•	The necessary labor force, including production and development mining contractors, has been secured to mine and process at planned levels of output;

•	The mill has consistently processed at levels above design capacity and budgeted production levels of 1,250 tpd with consistent recoveries and grades; and

•	As previously disclosed, the Company has entered into a long-term sales agreement with Samsung C&T U.K. Limited (“Samsung"). Further, Samsung has provided Avino with a term facility which has provided capital to facilitate further expansion and development of the Avino Mine.

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

On December 13, 2019 Avino closed an agreement to sell all of the issued and outstanding shares of Bralorne to Talisker for:

(i)	A cash consideration of C$8.7 million;

(ii)	The issuance of 12,580,000 common shares of Talisker (the “Talisker Shares”) which had a trading price of C$0.235 per Talisker Share on the Canadian Securities Exchange as of the date of close;

(iii)	The issuance of 6,290,000 share purchase warrants (the “Talisker Warrants”) exercisable at C$0.25 per share for a period of three years after the Closing Date, subject to acceleration in the event the closing price of Talisker’s common shares is greater than C$0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020.

In addition, as part of the sale of Bralorne to Talisker, Avino also assigned all of its rights and obligations to the nine BRX mineral claims to Talisker. As a result of the sale, Avino acquired the Talisker Shares, representing 9.9% of the total issued and outstanding shares of Talisker, and the Talisker Shares and Talisker Warrants represent 14.85% of Talisker on a fully diluted basis assuming the exercise of the Talisker Warrants. The Talisker Shares and Talisker Warrants were acquired by Avino for investment purposes.

On February 25, 2020 the Company exercised its Talisker Warrant to purchase 6,290,000 common shares. On that same date, the Company sold 3,000,000 common shares of Talisker. As a result of these transactions, the Company holds directly and indirectly, 15,870,000 common shares of Talisker representing approximately 9.6% of Talisker common shares.

Avino’s remaining Mexican properties other than San Gonzalo and Avino, as well as its Canadian properties, are all in the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of these properties, further geological work will need to be done, and based upon the results of that work a final evaluation will need to be made to conclude on economic and legal feasibility. The Company is currently focusing on extracting and processing resources at the Avino Mine. The Company’s three other Canadian properties are not deemed to be material and are subject to care and maintenance for further exploration and evaluation, if any.

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

Seasonality

Certain of our operations are conducted in British Columbia and the Yukon. The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in our operations. As a result, the preferable time for activities in these regions is spring and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restrictions being imposed to monitor the risks of forest fires.

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

Governmental Regulation - British Columbia

Mining activities in British Columbia are subject to the Mines Act and the Health, Safety and Reclamation Code (the “Code”), which are administered by the EMPR, and in particular its Mines and Minerals Resource Division, as well as the Chief Inspector of Mines. Mining permits are issued upon meeting certain conditions, including the provision of a security reclamation bond, and mining activities are regularly inspected for compliance with the Code. At this time, our three properties located in British Columbia are in the care and maintenance phase.

C. Organizational structure

The Company’s Mexican subsidiaries are the wholly-owned subsidiary Oniva Silver and Gold Mines S.A. de C.V., referred to as “Oniva”, the wholly-owned subsidiary Nueva Vizcaya Mining S.A. de C.V., referred to as “Nueva Vizcaya”, Promotora, in which the Company has direct ownership of 79.09%, and Avino Mexico in which the Company has a 98.45% direct ownership and an additional 1.22% indirect ownership held through Promotora. The Company’s total effective ownership interest in Avino Mexico is 99.67%. All of these subsidiaries are incorporated under the laws of Mexico. The Company also previously owned 100% of Bralorne Gold Mines Ltd., incorporated in British Columbia, Canada which was sold during calendar 2019.

D. Property, plant and equipment

The Company is extracting resources and processing it to yield a bulk silver/gold concentrate at the San Gonzalo Mine and a copper concentrate from the Avino Mine, both of which are located on the Avino property in Durango, Mexico. The Company is also exploring options to re-process a large tailings resource left from past mining on the Avino property. In addition, we have optioned the Eagle Claims in the Yukon to Alexco Resource Corp. and are exploring our remaining gold and silver projects in Canada. The Alexco option agreement was terminated on January 31, 2019.

All of the Company’s mineral property interests in Canada are wholly-owned by the Company. In Mexico, the Company has a 99.67% interest in Avino Mexico, a Mexican company which is involved in the mining of commercial resources and resource exploration and evaluation, including the operation of the Avino and San Gonzalo Mines.

The Company owns and manages its Canadian properties. Exploration in Canada is focused on the Bralorne Mine project in southwest British Columbia which was acquired by the Company in 2014. The Bralorne Mine project is considered in the advanced exploration phase and extracting and processing resources at trial levels took place between 2011 and 2014. In calendar 2019, the Company sold the Bralorne Mine. Avino has in recent years conducted limited prospecting, trenching and drill programs on the Eagle (which was optioned to Alexco Resource Corp. and returned to the Company), Olympic-Kelvin, and Minto properties.

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

Silver and gold-bearing veins cross-cut the various lithologies, and they are generally oriented north-northwest to south-southeast and northwest to southeast. The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters. The oxide tailings material is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings. In Mexico, these types of deposits can have large lateral extents, but can be limited in the vertical continuity of grades.

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

Summary of Property Ownership

Company	Relationship toAvino Silver & Gold Mines Ltd.	Effective Ownership ofAvino Mine Property(%)
Avino Mexico	Subsidiary	98.45
Promotora Avino, S.A. de C.V.	Subsidiary	1.22
Total Effective Ownership of Avino Mine Property	-	99.67
Estate of Ysita	Non-controlling interest	0.33
Total	-	100.00

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

Owners of mining concessions are obliged to:

•	Execute work under the terms and conditions established in the mining law;
•	Pay fees to the Secretaria de Economia on a semi-annual basis;
•	Locate on the ground a starting point (mojonera) for the location of the concession, and maintain the mojonera in good condition;
•	Begin work on the concession within 90 days of receiving the mining title;
•	File annual reports describing the work completed and the amount spent doing the reported work;
•	The Direccion General de Minas (“DGM”) has the right to audit the receipts and verify that reported work was completed in the field; and
•	Failure to comply with the obligations or to assist the DGM with an audit will result in cancellation of the mining concession.

Mineral Concessions – Avino Property

Concession Name	Concession No.	Claim Type	Location	Hectares (ha)	Date Acquired	Expiration Date	Cost (US$/ha)	Payment(US$)
Agrupamiento San Jose (Purisma Chica)	155597	Lode	Pánuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento (San Jose)	164985	Lode	Pánuco	8	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Lode	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Lode	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Lode	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Lode	Pánuco	12	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Lode	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Lode	Pánuco	6.01	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Lode	Pánuco	5.85	19/12/1991	18/12/2041	124.74	729.67
Avino Grande Ix	216005	Lode	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Lode	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Lode	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Lode	Pánuco	9	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Lode	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Lode	Pánuco	14	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Lode	Pánuco	9	28/06/1996	27/06/2046	124.74	1,122.66
Los Angeles	154410	Lode	Pánuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Lode	Pánuco	58	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Lode	Pánuco	12	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Lode	Pánuco	30	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Lode	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Lode	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total hectares				1,005.106			110.29	110,856.58

Note: Concession “La Platosa” is not included because it is not held by Avino.

Map of Avino Mine Property Concessions

N
2716000N
2714000N
2712000N
A. DE NUESTRA
SRA. FRACC.1
E.-321.1/2/766
FRAC.2
EXP.-2/766
NUESTRA SRA
EXP.-2/1.3-1087
AVINO
GRANDE VIII
E.-29427
FRAC.4
EXP.-2/766
SAN PEDRO Y
SAN PABLO
AVINO
GRANDE IX
YOLANDA
E.-321.1/336
FRAC.3
EXP.-321.1/2/766
LA
MALINCHE
E.-2/1.3-1179
AMPL. DE LA
MALINCHE
E.-2/1.3-1244
EL
POTREITO
E.-9/721
SAN MARTIN
DE PORRES
E.-2/1.3-1510,T.191522
SANTA ANA
E.-2/1.3/975
T.195678
AGUILA MEXICANA
E.-2/1.3/1084
T.200087
AMPL.
SAN GONZALO
E.-16121
SAN
GONZALO
E.-19486
LOS
ANGELES
E.-11899
PÀNUCO DE
CORONADO
GRAN LUCERO
E.-321.1/2-729
T.189477
PURISIMA CHICA
E.-12197,T.155597
NEGRO JOSE
E.-2/1.3-1656,T.194554
ESTELA
E.-321.1-2/168
T.179858
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

In 2019, San Gonzalo mill feed came from stopes on levels 2, 4 4.5 and 5 of the Santiago and Angelica vein with most of the tonnage coming from stopes 4-400, 4-500, 4.5- 010, 5 -400 and 5-500. These veins are adjacent to San Gonzalo and are accessed via the San Gonzalo underground infrastructure. During the last quarter of the year, San Gonzalo reached the end of its current resources and mining was stopped. It will remain open for continued exploration at different underground levels.

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

During 2017, underground advancement totaled 2,905 metres with the ramp advancing to level 16.5. Breakdown of the advance consisted of 961 metres of drifts, 287 metres of ramp, 1,375 metres of crosscuts and 283 metres of raises. Production mining with the Trac Drill took place on all the developed levels up to level 15. Some mill feed from development mining came from levels 15.5 and 16.

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

During 2018, underground advancement totaled 3,462 metres with the ramp advancing to level 17. Breakdown of the advance consisted of 1,502 metres of drifts, 224 metres of ramp, 1,336 metres of crosscuts and 400 metres of raises. Production mining with the Trac Drill took place on all the developed levels up to level 17. Some mill feed from development mining came from levels 15.5 and 16. The drill results were disclosed as follows:

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

During 2019, underground advancement totaled 3,677 meters. There were no advancements with the ramp as level 17 is the deepest level of the mine currently. Breakdown of the advance consisted of 1578 metres of drifts, 1850 metres of crosscuts and 249 metres of raises. Production mining with the trac drill and jumbo took place on level 11.5, 12, 16.5 and 17 complemented with development mining mill feed from levels 12, 16.5 and 17.

A sampling campaign comprising 52 recent and historic holes that were previously drilled in the hanging-wall of the Avino vein stockwork system located on the Avino property. The drill results were disclosed as follows:

•	The Company announced drills results from the Hanging-Wall Breccia sampling campaign on its press release dated July 23 2019 and on Form 6-K with SEC on the same date;

The Avino Mine has been the subject of three mineral resource estimates, the most recent of which was published on February 21, 2018, as amended on December 19, 2018; please see the section below on Mineral Resource Estimates for more details.

Tailings Mineral Resource

Avino continues to explore options for exploiting the mine's tailings resource left from past mining of the Avino Vein. The tailings are situated approximately 500m west-southwest of the main shaft to the main Avino mine.

This asset includes oxide and sulphide tailings, each requiring separate treatment methods. The tailings mineral resource was created between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) then later underground (sulphide tailings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

The existing tailings storage facility is presently being used in connection with the operation of Mill Circuits 1, 2, 3 and 4. In 2017-2019, the Company continued to evaluate plans to build a new tailings storage facility and other tailings storage options which is necessary to allow the existing TSF to be decommissioned, which will enable Avino to begin assessing the upper sulphide bench as well as the lower oxide bench in areas that are currently being used to store tailings from our active operations. The assessment work is part of the recommendations contained in a 2013 technical report intended to advance the oxide tailings mineral resource towards a production decision for an agglomerated heap leach Merrill-Crowe precipitation operation.

In 2019, the construction of the tailings thickener, which reduces water sent to the tailings facility, was completed and is now in full operation.

Also in 2019, a geomembrane was installed in a portion of the old historic open pit to allow for tailings deposition. Tailings were sent to this area starting in October 2019 and will continue into 2020.

For longer term tailings storage the Company has been exploring the potential of dry stack tailings for another one of its permitted tailings storage facilities, which we refer to as, TSF#2.

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

In June 2018, Avino completed its 1,000 TPD Mill Circuit 4 expansion, increasing the plants throughput capacity to 2,650 TPD. During the startup, testing and commissioning phase which lasted through the end of 2018, Mill Circuit 4 processed material from historic above ground Avino Mine stockpiles. Mill Circuit 4 is expected to transition to processing newly mined mill feed from the San Luis area of the Avino Mine in 2019 once sufficient development work is completed to support the 1,000 TPD circuit.

Circuit #	Operating Throughput (TPD)	Sources of Mill Feed	Operating Status
1	250	San Gonzalo Mine (“SG”), Avino Mine (“Hanging Wall Breccia”)	Online
2	250	Avino Mine Stockpiles, Avino Mine (“SL”)	Online
3	1,150	Avino Mine (“ET”)	Online
4	1,000	Avino Mine Stockpiles, Avino Mine (“SL”)	Online

•	Circuit 1 processed mineralized material from the San Gonzalo Mine until reaching the end of its current resources in the fourth quarter of 2019. Circuit 1 is expected to transition to processing mineralized material from Hanging Wall Breccia (“HWB”) area of the Avino Mine.
•	Circuit 2 is expected to continue to process mineralized material from the Elena Tolosa (“ET”) area of the Avino Mine.
•	Circuit 3 is expected to continue to process mineralized material from the Elena Tolosa (“ET”) area of the Avino Mine.
•	Circuit 4 is expected to process mineralized material the Avino Mine stockpiles then transition to newly mined mineralized material from Elena Tolosa (“ET”) area of the Avino Mine.

*No feasibility study or preliminary economic assessment has been carried out on the Avino Mine and San Gonzalo Mine resources. The Company has determined extraction and processing of resources at levels intended by management without undertaking any further formal studies.

** The San Luis area of the Avino Mine going forward will be referred to as Avino West.

Mining Fleet

To operate the Avino and San Gonzalo Mines, Avino’s mining fleet currently consists of 3 front end loaders, a D6R Cat dozer, 12 scoop trams, 6 jumbos, 2 combination backhoe and rock breakers, 3 excavators, a forklift, 2 surface and an underground diamond drill, 2 mini loaders, a CAT grader suitable for both surface and underground, 20 contractor provided haulage trucks, a shotcrete machine, a welding machine, 33 light service passenger vehicles, a contractor provided water truck, a 15 tonne capacity contractor provided truck to distribute explosives and a contractor provided fuel truck, 3 power generators, 7 air compressors, a mobile crane, a mobile crushing plant and an ambulance.

Costs Incurred to Date

The table below for the years ended December 31, 2015 to December 31, 2019 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements for the periods ending on such dates.

	Exploration and Evaluation Expenditures		Capital Expenditures	Mine Operating Expenditures		Administrative Expenditures*	Total

2015	1,313,000	(1)	3,947,000	24,105,000	(1)	3,200,000	32,565,000
2016	67,000	(1)	4,601,000	22,961,000	(1)	4,940,000	32,569,000
2017	1,055,000		7,560,000	22,106,000		5,329,000	36,050,000
2018	658,000		10,831,000	27,850,000		4,182,000	43,521,000
2019	134,000		3,223,000	32,016,000		4,130,000	39,503,000

*Operating and administrative expenses do not reflect other income or expenses or other comprehensive income or loss.

(1)Exploration and evaluation and mine operating expenditures for 2017, 2016 and 2015 are reflective of the change in retrospective change in accounting policy outlined at the beginning of Item 4-B, and disclosed in the Company’s audited consolidated financial statements.

Below is a table summarizing the estimated planned future costs for 2020. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Mine Operating and Administrative Expenses	Capital and Exploration and Evaluation Expenditures	TOTAL
2020	$36,371,000	$6,239,000	$42,610,000

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

The mineral resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., who is a “Qualified Person” within the meaning of National Instrument 43-101 and who is an employee of Red Pennant Communications Corp. (previously, Ausenco Engineering Canada Inc and independent of Avino, as defined by Section 1.5 of NI 43-101.

Resource Category	Deposit	Cut-off(AgEQg/t)	Tonnes(t)	Grade				Metal Contents
				AgEQ(g/t)	Ag(g/t)	Au(g/t)	Cu(%)	AgEQ(milliontr oz)*	Ag(milliontr oz)	Au(thousandtr oz)	Cu(t)
Measured and Indicated Mineral Resources
Measured	Avino – ET	60	3,890,000	141	71	0.54	0.55	17.6	8.9	67.4	21,000
Measured	Avino – San Luis	60	650,000	142	67	0.70	0.49	3.0	1.4	14.6	3,000
Measured	San Gonzalo System	130	290,000	397	314	1.65	0.00	3.7	2.9	15.4	0
Total Measured	All Deposits	-	4,830,000	156	85	0.63	0.51	24.3	13.2	97.4	24,000
Indicated	Avino – ET	60	2,640,000	105	49	0.56	0.34	8.9	4.2	47.6	9,000
Indicated	Avino – San Luis	60	1,620,000	126	54	0.82	0.36	6.6	2.8	42.9	6,000
Indicated	San Gonzalo System	130	240,000	319	257	1.25	0.00	2.5	2.0	9.6	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	5.3	4.2	19.8	0
Total Indicated	All Deposits	-	5,830,000	124	70	0.64	0.25	23.3	13.1	119.8	15,000
Total Measured and Indicated	All Deposits	-	10,660,000	139	77	0.63	0.37	47.5	26.3	217.2	39,000
Inferred Mineral Resources
Inferred	Avino – ET	60	2,380,000	111	58	0.51	0.33	8.5	4,4	39.1	8,000
Inferred	Avino – San Luis	60	1,780,000	124	57	0.72	0.38	7.1	3.2	41.2	7,000
Inferred	San Gonzalo System	130	120,000	262	219	0.86	0.00	1.0	0.8	3.3	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	6.6	5.1	25.6	0
Total Inferred	All Deposits	-	6,090,000	118	70	0.56	0.24	23.2	13.6	109.2	15,000

Notes: Figures may not add to totals shown due to rounding.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) Definition Standards

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

Preliminary Economic Assessment on the Oxide Tailings Mineral Resource

An update to the Preliminary Economic Assessment (“Oxide Tailings “PEA”) on the oxide tailings mineral resource was first published in the April 11, 2017 technical report on the Avino Property, Durango, Mexico, which was updated in 2018 for the Avino Mine.

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

The financial results for the base case are presented in the table below:

Description	Base Case
Gold Price ($/oz)	1,250
Silver Price ($/oz)	18.5
Total Payable Metal Value ($'000)	148,892
Refining ($'000)	6,123
Transportation, Insurance ($'000)	214
At-mine Revenue ($'000)	142,555
Operating Costs ($'000)	47,034
Operating Cash Flow ($'000)	95,521
Pre-production Capital ($'000)	24,363
Sustaining Capital ($'000)	4,352
Salvage Value ($'000)	-861
Reclamation Cost ($'000)	606
Total Capital Expenditure, Including Reclamation and Salvage ($'000)	28,460
Cash Operating Costs ($/oz Ag Payable, net of Au credit)	2.21
Capital Costs ($/oz Ag Payable)	4.85
Total Costs ($/oz Ag Payable)	7.07
Net Cash Flow ($'000)	67,061
Discounted Cash Flow NPV ($'000) at 5.00%	48,922
Discounted Cash Flow NPV ($'000) at 8.00%	40,554
Discounted Cash Flow NPV ($'000) at 10.00%	35,786
Payback (years)	2.0
IRR (%)	48.4

The life of project average material tonnages, grades and metal production are shown below:

Description	Value
Total Tonnes to Mill	3,122,000
Design Annual Tonnes to Mill	500,000
Plant availability	90%
Mine Life (Years)	7
Average Grades
Gold (g/t)	0.43
Silver (g/t)	87.75
Total Production
Gold (ozs)	33,000
Silver (ozs)	6,173,000
Average Annual Production
Gold (ozs)	4,660
Silver (ozs)	881,920

•	Excluding 1 year pre-production

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

Environmental

Environmental parameters, permits and registrations, and environmental management strategies that may be required for the Project will be summarized in the technical report. Permits and authorizations required for the operation of the Project may include an operating permit, an application for surface tenures, a waste water discharge registration, a hazardous waste generator's registration, and an Environmental Impact Assessment (EIA) or Evaluación de Impacto Ambiental. Acid-base accounting (ABA) tests have indicated that mild acid generation may already have started on the tailings dam. A gap analysis and additional tests to further characterize current conditions of the tailings should be completed to properly design a tailings management plan.

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

Measured & Indicated Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQg/t)	MetricTonnes	AgEQ g/t	Agg/t	Aug/t	Cu%	Ag MillionTr Oz	Au ThousandTr Oz	Cu T
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	4.2	19.8	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	5.1	25.6	0

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

Qualified Person(s)

The Qualified Persons as defined by NI 43-101, who supervised and are responsible for the Technical Report on the oxide tailings retreatment of the Avino Mine, and have reviewed the scientific, technical and financial content of this Annual Report, are Hassan Ghaffari, MASc., P.Eng., P.Eng, Jianhui Huang, PhD., P.Eng, of Tetra Tech Canada Inc., Sabry Abdel-Hafez, PhD., (previously with Tetra Tech Canada Inc.) and Michael O’Brien P.Geo., Pr.Sci.Nat., who is an employee of Red Pennant Communications Corp. (previously, Ausenco Engineering Canada Inc.) and independent of Avino, as defined by Section 1.5 of NI 43-101.

San Gonzalo Mine – Resource Depletion

The mineral resource estimate at San Gonzalo factors in depletion from ongoing mining activities up to the effective date of February 21, 2018. Between the effective date and December 31, 2019, a total of 161,792 tonnes were extracted. As at December 31, 2019, management had determined that the economic life of the San Gonzalo Mine was Nil, and had stopped the processing of mineralized ore.

Avino Mine – Resource Depletion

The mineral resource estimate at Avino factors in depletion from ongoing mining activities up to the effective date of February 21, 2018. Between the effective date and December 31, 2019, a total of 995,306 tonnes were extracted.

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

During 2019 a sampling campaign comprising 52 recent and historic holes that were previously drilled in the hanging-wall of the Avino vein stockwork system located on the Avino property. The relogging and sampling by the mine geology team of intervals previously regarded as not of economic interest has revealed extensive Hanging-wall Breccia (“HWB”) material with significant and consistent metal grades and wide vein widths. The HWB material has not yet been exploited and is close to the existing development levels 6 and 9 where services such as compressed air, water and electricity can be accessed swiftly if mineability is confirmed. At the time of the drilling, the main Avino vein structure was the target and the potential of the HWB was unknown, therefore the spacing in the vein intercepts which were recently sampled was is 30 to 70 metres apart.

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

In 2019, there were no holes drilled at the San Gonzalo mine.

Reclamation

The Company has mine closure and reclamation plans for the Avino and San Gonzalo Mines and has estimated the undiscounted value of reclamation at approximately $1.6 million for the Avino Mine and approximately $0.3 million for the San Gonzalo Mine as at December 31, 2019.

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

	2019			2018			2017
	San Gonzalo	Avino Historic Above Ground Stockpiles	Avino Mine	San Gonzalo	Avino Historic Above Ground Stockpiles	Avino Mine	San Gonzalo	Avino Mine

Processed
Tonnes	56,179	306,334	427,147	79,140	202,830	426,794	81,045	460,890
Grade
Gold (g/t)	0.46	0.36	0.45	1.03	0.41	0.49	1.32	0.52
Silver (g/t)	118	55	44	222	58	53	269	64
Copper (%)	N/A	0.18	0.56	N/A	0.2	0.6	N/A	0.5

Concentrate Produced
tonnes	1,442	2,737	10,075	3,174	1,890	9,395	3,167	9,782
Grade
Gold (g/t)	11.79	21.12	14.26	19.15	22.99	15.31	26.27	16.72
Silver (g/t)	3,185	3,355	1,576	4,250	3,540	2,030	5,800	2,560
Copper (%)	N/A	6.747	20.23	N/A	6.53	21.96	N/A	20.28

Concentrate Sold
tonnes	1,741	4,483	9,366	4,052	1,818	8,315	2,895	9,140
Grade
Gold (g/t)	18.56	17.46	12.41	20.08	22.48	14.75	17.16	16.27
Silver (g/t)	2,725	2,100	1,339	3,451	2,582	2,015	5,129	2,381
Copper (%)	N/A	8.13%	20.82%	N/A	6.84%	23.11%	N/A	18.38%

Average Realized Pricing (US$/oz)
Gold ($/oz)	1,367.80	1,407.41	1,403.98	1,251.07	1,259.82	1,254.78	1,270.75	1,267.09
Silver ($/oz)	15.50	16.18	16.18	15.44	15.41	15.33	17.01	17.07
Copper ($/lb)	N/A	2.70	2.70	N/A	2.94	2.92	N/A	2.84

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

On December 13, 2019 Avino closed an agreement with Talisker to sell all of the issued and outstanding shares of Bralorne to Talisker for:

(i)	A cash consideration of C$8.7 million;

(ii)	The issuance of 12,580,000 common shares of Talisker (the “Talisker Shares”) which at the closing had a trading price of C$0.235 per Talisker Share on the Canadian Securities Exchange;

(iii)	The issuance of 6,290,000 share purchase warrants exercisable at C$0.25 per share for a period of three years after the Closing Date, subject to acceleration in the event the closing price of Talisker’s common shares is greater than C$0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020;

As a result of the sale, Avino acquired the Talisker Shares, representing 9.9% of the total issued and outstanding shares of Talisker, and the Talisker Shares and Talisker Warrants represent 14.85% of Talisker on a fully diluted basis assuming the exercise of the Talisker Warrants. The Talisker Shares and Talisker Warrants were acquired by Avino for investment purposes.

On February 25, 2020 the Company exercised its Talisker Warrant to purchased 6,290,000 common shares. On that same date, the Company sold 3,000,000 common shares of Talisker. As a result of these transactions, the Company holds directly and indirectly, 15,870,000 common shares of Talisker representing approximately 9.6% of Talisker common shares.

Avino entered into this transaction to focus on its operations in Mexico and to improve its balance sheet and liquidity. In addition, through its share ownership in Talisker, the Company will be able to retain a material indirect economic ownership in the Bralorne project. The Company believes that Bralorne project is best suited for a management team with deep exploration expertise and access to strategic investment capital from partners.

BRX Property – Sold

Ownership. The wholly-owned BRX was acquired in 2016 when Avino purchased a 100% interest in nine mineral claims from Great Thunder Gold Corp. (“GTG”). In consideration for the for the claims, Avino paid C$65,000 and issued 10,000 common shares to GTG and will pay GTG a 1% net smelter returns royalty to a maximum of C$250,000 on the sale of ore or other products from the BRX property. The BRX Property also has a pre-existing 2½% net smelter returns royalty payable to Levon Resources Ltd. In connection with the sale of all of the issued and outstanding shares of Bralorne to Talisker on December 13, 2019, Avino also assigned all its rights and obligations of the nine BRX mineral claims to Talisker. As a result of the sale, Avino no longer has an interest in BRX.

Eagle Property – Not Active

Ownership. The wholly-owned Eagle property was acquired in 2003 when Avino purchased a 100% interest in 14 quartz leases by issuing 200,000 common shares at a price of C$0.50 per share for total consideration of C$100,000. The property was written down to a nominal value of $1 in fiscal 2006 and currently has a deferred value of $1.

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

The option agreement was terminated on January 31, 2019.

Property Description and Location. The 516 ha property is located in the Yukon roughly 38 kilometres northeast of Mayo and 350 kilometres due north of the capital of Whitehorse. It is currently in its Phase I stage of exploration. The property is accessed by a road. Whitehorse, the nearest major city, is approximately 380 kilometres to the south of the village of Mayo. The village of Mayo is 60 kilometers to the southeast of Keno City. The Eagle property lies on the south-east facing slope of Galena Hill where the elevations range from about 1350 m to 1540 m. Permafrost, while thin to non-existent in places, is reported to be found under accumulations of surface rubble left from glaciation.

Proposed Work Program. No further work is proposed by Avino at this time.

Olympic-Kelvin Property – Not Active

Ownership. The Olympic-Kelvin property is wholly-owned by the Company and was acquired in 1987 when it acquired a 100% interest in 20 reverted Crown-granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the fiscal year ended January 31, 2007, these original mineral claims and fractions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and ceased exploration activities in fiscal 2006. During the fiscal year ended December 31, 2009, the Company wrote down the value of these exploration costs to a nominal value of $1. The Company will maintain these claims in good standing and may decide to commence exploration again on the Olympic-Kelvin Property.

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

Minto Property – Not Active

Ownership. The Minto Property is wholly-owned by the Company and was acquired in early 1985 when it acquired its 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. The Company recommenced exploration of the property in fiscal 2006 and ceased exploration activities in fiscal 2007 and during the 2009 year end wrote down the value to a nominal amount of $1. The Company will maintain these claims in good standing and may decide to commence exploration again on the Minto Property.

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

Avino considers these properties to be of merit, however, has no current plans for exploration and evaluation at this time.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2019, 2018 and 2017 included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) for the years ended December 31, 2019, 2018 and 2017.

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

A. Operating results

San Gonzalo Mine

The fiscal year ended December 31, 2012 saw Avino transition from exploration activities to extraction and processing of resources at levels intended by management in addition to exploration activities. On October 1, 2012, the Company declared extracting and processing resources at levels intended by management had been achieved at the San Gonzalo mine. The mine continued to operate in this manner through to the fourth quarter of 2019 when the mine reached the end of its current resources and mining was halted.

Operating results from the most recent 3 fiscal years are as follows:

	2017 Total	2018 Total	2019 Total
Total Mill Feed (dry tonnes)	81,045	79,140	56,179
Feed Grade Silver (g/t)	269	222	118
Feed Grade Gold (g/t)	1.32	1.03	0.46
Bulk Concentrate (dry tonnes)	3,167	3,174	1,442
Bulk Concentrate Grade Silver (kg/t)	5.80	4.25	3.18
Bulk Concentrate Grade Gold (g/t)	26.3	19.15	11.79
Recovery Silver (%)	84	77	69
Recovery Gold (%)	78	75	66
Mill Availability (%)	95.4	95.5
Total Silver Recovered (kg)	18,375	13,500	4,591
Total Gold Recovered (g)	83,215	60,800	17,003
Total Silver Recovered (oz) calculated	590,765	434,020	153,372
Total Gold Recovered (oz) calculated	2,675	1,955	581
Total Silver Equivalent Recovered (oz) calculated*	789,157	592,098	215,148

* Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq),

* In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.

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

In the second quarter of 2018, the Company completed its Mill Circuit 4 expansion. During the testing and commissioning phase which lasted through the end of 2018, Mill Circuit 2 was used to process new material from the newly developed San Luis area of the Avino Mine while Mill Circuit 4 was used to process Avino Historic Above Ground Stockpiles (“AHAGS”).

In the first quarter of 2019, Mill Circuit 1 processed material from San Gonzalo, Mill Circuit 2 processed material from San Luis, Mill Circuit 3 processed material from Elena Tolosa, and Mill Circuit 4 processed material from the AHAGS. This configuration continued throughout 2019, other than when the Company stopped processing San Gonzalo material in Mill Circuit 1 during Q4 2019, and began processing from the Hanging Wall Breccia area of the Avino Mine.

Accordingly, year-end totals for 2017 through 2019 from the Avino Mine and AHAG’s Operations are reported as follows:

Avino Mine Production Totals

	2017 Totals	2018 Totals	2019 Totals
Tonnes Mined	462,279	428,075	456,100
Underground Advancement(m)	2,898	3,804	3,835
Total Mill Feed (dry tonnes)	460,890	426,794	427,147
Feed Grade Silver (g/t)	64	53	44
Feed Grade Gold (g/t)	0.516	0.49	0.45
Feed Grade Copper (%)	0.484	0.55	0.56
Copper Concentrate (dry tonnes)	9,782	9,395	10,075
Copper Concentrate Grade Silver (kg/t)	2.56	2.03	1.58
Copper Concentrate Grade Gold (g/t)	16.72	15.31	14.26
Copper Concentrate Grade Copper (%)	20.28	21.96	20.23
Recovery Silver (%)	85	84	85
Recovery Gold (%)	69	69	73
Recovery Copper (%)	89	87	86
Total Silver Recovered (kg)	24,990	19,109	15,871
Total Gold Recovered (g)	163,582	143,843	139,131
Total Copper Recovered (kg)	1,983,637	2,062,465	2,069,833
Total Silver Recovered (oz) calculated	803,438	614,361	510,270
Total Gold Recovered (oz) calculated	5,259	4,625	4,473
Total Copper Recovered (lbs) calculated	4,373,585	4,546,952	4,563,195
Total Ag Eq. (oz) calculated*	1,911,428	1,847,303	1,656,091

* Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.

Historic Avino Mine Stockpile Production Totals

	2018 Totals	2019 Totals
Total Mill Feed (dry tonnes)	202,830	306,334
Feed Grade Silver (g/t)	58	55
Feed Grade Gold (g/t)	0.41	0.36
Feed Grade Copper (%)	0.16	0.18
Bulk Concentrate (dry tonnes)	1,890	2,737
Bulk Concentrate Grade Silver (kg/t)	3.54	3.36
Bulk Concentrate Grade Gold (g/t)	22.99	21.12
Bulk Concentrate Grade Copper (%)	6.53	6.75
Recovery Silver (%)	57	54
Recovery Gold (%)	52	53
Recovery Copper (%)	38	35
Total Silver Recovered (kg)	6,697	9,181
Total Gold Recovered (g)	43,454	57,809
Total Copper Recovered (kg)	123,409	184,639
Total Silver Recovered (oz) calculated	215,312	295,169
Total Gold Recovered (oz) calculated	1,397	1,859
Total Copper Recovered (lbs) calculated	272,070	407,059
Total Ag Eq. (oz) calculated*	380,766	525,803

* Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu,

Results of Operations

Twelve months ended December 31, 2019 compared with twelve months ended December 31, 2018

Revenues

Revenues for the year ended December 31, 2019 were $31,746,000. Revenues relate to the sale of bulk silver and gold concentrate produced from the San Gonzalo Mine, bulk copper, silver and gold concentrates produced from the Avino Mine, and bulk copper, silver and gold concentrates from the Avino Historical Above Ground Stockpiles. Revenues for the comparable year were $34,116,000. The decrease in revenues of $2,370,000 in the current year can be attributed to a decrease in the number of AgEq oz. sold by 11%, and was partially offset by an increase in the average realized price of silver by 5%, compared to the year ended December 31, 2018. Revenues also declined compared to the previous year as a result of the planned shutdown of San Gonzalo. The overall silver and gold feed grades at San Gonzalo declined for the year ended December 31, 2019 by 47% and 55%, respectively, combined with a decrease in both silver and gold recovery lead to San Gonzalo producing 66% fewer silver equivalent ounces on a year over year comparison basis.

During the year ended December 31, 2019 the Company produced 10,075 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, 2,737 tonnes of bulk copper/silver/gold concentrate from its Avino Historical Above Ground Stockpiles, and 1,765 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine. The Company recognized revenues of $19,945,000 on sales from the Avino Mine, $8,702,000 on sales from the Avino Historical Above Ground Stockpiles, and $3,099,000 on sales from the San Gonzalo Mine.

Metal prices for revenues recognized during the year ended December 31, 2019, weighted by dollar of revenue recognized, averaged $16.06 per ounce of silver, $1,399 per ounce of gold, and $5,961 per tonne of copper, Compared to metal prices for revenues recognized in the year ended December 31, 2018 averaged $15.32 per ounce of silver, $1,249 per ounce of gold and $6,392 per tonne of copper., this represents a increase of 5%, increase of 12%, and an decrease of 7%, respectively.

Operating and administrative expenses

Operating expenses, or cost of sales, includes production costs from mining operations and depreciation and depletion. Production costs for the year ended December 31, 2019 were $32,016,000 compared to $27,850,000 for the year ended December 31, 2019, an increase of $4,166,000. The increase is primarily due to an increase in higher production costs mainly attributable to increase in tonnes produced resulting in higher overall mining material and labour cost. Further, there were increases to non-cash depletion and depreciation expenses as a result of San Gonzalo mine reaching the end of its economic life and prospective change in policy for depreciation, partly offset by lower silver equivalent ounces sold from 2.35 million AgEq oz. in 2019, a decrease of 0.29 million, or 11%, from 2.64 million AgEq oz. sold in 2018.

Administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion, as well as share-based payments, and were $4,130,000 for the year ended December 31, 2019, compared to $4,240,000 for the year ended December 31, 2018, a decrease of $110,000. Operating and administrative expenses slightly decreased compared to the year ended December 31, 2018, which reflects reduction initiatives made by management in the current year to maintain operations in good standing during the difficult market conditions in the beginning of the year.

Other items

Others items includes interest and other income, unrealized gain/loss on long-term investments, fair value adjustments on warrant liability, unrealized foreign exchange gain/loss, finance costs, accretion of reclamation provision, and interest expense, and totalled income of $1,432,000 for the year ended December 31, 2019, compared to income of $38,000 for the year ended December 31, 2018, an increase of $1,394,000.

Income from other items increased due to increases to interest and other income of $330,000 as a result of the recognition of IFRS 9 and the impact on the Company’s term facility, increases in the unrealized gain on long-term investments of $1,287,000 due to the recognition of the acquired common shares and share purchase warrants of Talisker Resources Inc. and subsequent fair value adjustment to reflect the fair value at December 31, 2019. Further increases were a result of a reduced unrealized foreign exchange loss of $138,000, due to minor fluctuations between the US dollar and Mexican Peso throughout 2019, as well as reductions in finance costs of $360,000.

These increases were offset by lower income from fair value adjustment on warrant liability of $784,000. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility. The remaining differences of $63,000 relate to movements in the accretion of the Company’s reclamation provision and interest expense from 2019 compared to 2018.

Income taxes

Current income tax expenses for the year ended December 31, 2019 were $327,000 compared to $1,052,000 during the year ended December 31, 2018, a decrease of $725,000. The change in current income taxes is a result of decrease mine operating income in 2019, which was loss of $270,000 compared to income of $6,266,000 in 2018.

Deferred income tax recoveries for the year ended December 31, 2019 were $960,000 compared to $645,000 during the year ended 2018, an increase of $315,000. The increase in deferred income tax recoveries is a result of a decrease in the liability associated temporary differences arising from the carrying value of plant, equipment and mining properties.

Earnings or losses after taxes for the year

The loss for continuing operations for the year ended December 31, 2019 was $2,335,000 compared to income of $1,657,000 for the year ended December 31, 2018, a decrease of $3,992,000. The change is a result of the factors noted in the “Revenues” and “Operating and administrative expenses” sections above, as well as the income tax movements outlined in the “Income taxes” section above.

Loss from discontinued operations for the year ended December 31, 2019 was $29,126,000 compared to a loss of $31,000 for the year ended December 31, 2018. The change, and all discontinued operations, relates to the sale of Bralorne during the year ended December 31, 2019, as outlined below:

On December 13, 2019, the Company completed the sale of its 100% wholly-owned subsidiary Bralorne Gold Mines Ltd. (“Bralorne”) to Talisker Resources Ltd. (“Talisker”). The sale includes the Bralorne Gold Mine and is part of the Company’s plan to focus on its core mining operations in Mexico.

The consideration includes:

•	C$8.7 million (translated to $6,599) in cash

•	The issuance of 12,580,000 common shares of Talisker, representing 9.9% on a pro-forma basis following the close of the transaction and subsequent financing by Talisker;

•	The issuance of 6,290,000 share purchase warrants exercisable at C$0.25 per share for a period of three years after the closing, subject to acceleration in the event the closing price of Talisker’s common shares is great than C$0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020;

The sale includes the Bralorne claims, as well as nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia, known as the BRX Property.

The Company also received future consideration of a $2.5 million cash payment, contingent upon the commencement of commercial production at the Bralorne Mine, for which a fair value has been determined to be Nil at this time.

The Company recognized a loss on disposition, net of tax, calculated as follows:

Cash proceeds	$6,599
Talisker shares	2,243
Talisker warrants	716
Total proceeds	$9,558
Net assets sold and derecognized:
Cash	1,495
Other current assets	242
Exploration and evaluation assets	45,613
Plant and equipment	1,745
Other long-term assets	19
Current portion of finance lease obligations and equipment loans	(175)
Non-current portion of finance lease obligations and equipment loans	(111)
Site restoration obligation	(10,828)
Foreign currency translation adjustments	(42)
37,958
Loss on disposition before selling costs	(28,400)
Selling costs	(490)
Loss on disposition, net	(28,890)

As a result of the sale, the comparative net income (loss) for the current period, as well as previous two years, have been reclassified from continuing operations to discontinued operations:

	2019	2018	2017
Revenue from mining operations	$-	$-	$-
Cost of sales	-	-	-
Mine operating income (loss)	-	-	-

Operating expenses (income)	16	(45)	(14)
Accretion of reclamation provision	217	256	154
Gain on sale of assets	2	(175)	-
Other items	1	(5)	3
Loss on disposition	28,890	-	-
Net loss before income taxes	(29,126)	(31)	(143)
Income taxes	-	-	-
Net loss from discontinued operations and on disposal	$(29,126)	$(31)	$(143)

The results of discontinued operations included in the consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017, are as follows:

Cash generated by (used in):	2019	2018	2017

Cash flow used in operating activities	$(19)	$(7)	$12
Cash flow used in financing activities	(258)	(590)	(871)
Cash flow used in investing activities	(5,583)	(4,178)	(5,270)
Net cash decrease from discontinued operations	$(5,860)	$(4,775)	$(6,129)

Overall, the decrease in net income in 2019 compared to 2018 was primarily due to the decrease in mine operating income (loss) mentioned above, the sale of Bralorne mentioned above, and such decreases in net income, or increases in losses, were partially offset by decreases in overall income tax expenses.

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

Operating and administrative expenses

Operating expenses, or cost of sales, includes production costs from mining operations and depreciation and depletion. Production costs for the year ended December 31, 2018 were $27,850,000 compared to $22,106,000 for the year ended December 31, 2017, an increase of $5,744,000. The increase is primarily due to an increase in higher production costs mainly attributable to increase in tonnes produced resulting in higher overall mining material and labour cost, as well as an increase in silver equivalent ounces sold from 2.64 million AgEq oz. in 2018, an increase of 0.4 million, or 18%, from 2.24 million AgEq oz. sold in 2017.

Administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion, as well as share-based payments, and were $4,240,000 for the year ended December 31, 2018, compared to $5,345,000 for the year ended December 31, 2017, a decrease of $1,105,000. Operating and administrative expenses decreased compared to the year ended December 31, 2017 primarily due to a decrease in share-based payments of $1,388,000. This is a result of a reduced number of options granted during the year ended December 31, 2018 compared to the year ended December 31, 2017, from 1,475,000 in 2017 down to 497,500 in 2018. Further, the resulting fair value of each option issued also decreased when calculated through the Black Scholes Option Pricing model decreased in 2018 compared to 2017 due to fluctuations in the share price volatility, share price on issuance date and interest rates used in the model.

Other items

Others items includes interest and other income, unrealized gain/loss on long-term investments, fair value adjustments on warrant liability, unrealized foreign exchange gain/loss, finance costs, accretion of reclamation provision, and interest expense, and totalled income of $38,000 for the year ended December 31, 2018, compared to a loss of $472,000 for the year ended December 31, 2017, an increase of $510,000.

Income from other items increased due to higher income from fair value adjustment on warrant liability of $741,000. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility. Further increases were a result of a reduced unrealized foreign exchange loss of $132,000, due to minor fluctuations between the US dollar and Mexican Peso throughout 2019.

These increases were offset by increased finance costs of $287,000, which reflects the costs of issuance allocated to the warrants upon issuance in the September 2018 bought-deal offering of 7.1 million units. The remaining insignificant differences of $76,000 relate to movements in interest and other income, unrealized gain/loss on long-term investments, the accretion of the Company’s reclamation provision, and interest expense from 2019 compared to 2018.

Income Taxes

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

Earnings and losses after taxes for the year

Earnings from continuing operations for the year ended December 31, 2018 were $1,657,000 compared to $2,665,000 for the year ended December 31, 2017, a decrease of $1,008,000. Overall, the decrease in net income in 2018 compared to 2017 was primarily due to the decrease in mine operating income mentioned in the “Revenues” and “Operating and administrative expenses” sections above, and such decrease in net income was partially offset by decreases in overall income tax expenses mentioned in the “Income Taxes” section above.

Loss from discontinued operations for the year ended December 31, 2018 was $31,000 compared to a loss of $143,000 for the year ended December 31, 2017. The change, and all discontinued operations, relates to the reclassification of all items relating to operations of Bralorne from continuing operations to discontinued operations, as Bralorne was sold during the year ended December 31, 2019. The decrease in the loss of $112,000 relates primarily to a gain on sale of $175,000 recorded in 2018, with no comparable transaction in 2017. This was offset by increases to accretion expense by $102,000 in 2018 compared to 2017. All other differences relate to minor movements in administrative expenses totalling $39,000.

Voluntary Change in Accounting Policy

Upon review of the Company’s experience at the Avino and San Gonzalo mines, on a retrospective basis, the Company has changed its accounting policy under IFRS 6 and IAS 16 in accounting for its exploration and evaluation assets and development costs. The change in accounting policy resulted in a reassessment of the commencement of production date from April 1, 2016 to July 1, 2015, at the Avino Mine. The voluntary change in accounting policy is intended to provide shareholders with a better reflection of its business activities to enhance the comparability of its financial statements to its peers and to make the consolidated financial statements more relevant to the economic decision-making needs of users. The forgoing discussion reflects the change in accounting policy. See note 3 to the Company's financial statements.

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

During the year ended December 31, 2019, the Company closed a bought-deal financing, issuing 5,411,900 common shares at the price of C$0.85, as well as 2,323,460 flow-through shares at the price of C$0.99 for gross proceeds of $5.2 million. The financing was made by way of prospectus supplement in July 2019, so the Company’s existing Canadian short-form base shelf prospectus dated December 21, 2018.

During 2019, the Company received gross proceeds of $2.9 million in connection with a brokered at-the-market offering issued under prospectus supplements.

Discussion and analysis relating to our liquidity as at December 31, 2019 and December 31, 2018 is as follows:

Statement of Financial Position	December 31, 2019	December 31, 2018
Cash	$9,625,000	$3,252,000
Working Capital	13,209,000	13,106,000
Accumulated Deficit	47,204,000	16,505,000

Cash comprises cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

At December 31, 2019, $1,611,000 of the $9,625,000 of cash was held by our Mexican subsidiaries. If these funds were needed for our operations in Canada, we would be required to accrue and pay Canadian taxes (to the extent we no longer had Canadian tax loss carry forwards available) to repatriate these funds. However, our intent is to permanently reinvest these funds back into our Mexican subsidiaries and our current plans do not demonstrate a need to repatriate them to fund our Canadian operations.

Cash Flow	December 31, 2019	December 31, 2018
Cash generated by (used in) operating activities	$5,507,000	$9,224,000
Cash generated by (used in) financing activities	4,970,000	3,855,000
Cash used in investing activities	(3,734,000)	(13,229,000)
Change in cash	6,743,000	(150,000)
Effect of exchange rate changes on cash	(370,000)	(18,000)
Cash, beginning of the year	3,252,000	3,420,000
Cash, end of year	$9,625,000	$3,252,000

Operating Activities

Cash generated by operating activities for the year ended December 31, 2019, was $5,507,000 compared to operating activities of $9,224,000 million for the year ended December 31, 2018. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by in financing activities was $4,970,000 for the year ended December 31, 2019, compared to $3,855,000 million for the year ended December 31, 2018. Cash generated by financing activities for the year ended December 31, 2018, relates to the issuance of shares for cash, term facility payments, the repayments of equipment loans and finance leases for mining equipment. During the year ended December 31, 2019, the Company received proceeds from issuance of shares for cash of $7,283,000 (2018 - $8,466,000), made term facility payments totalling $833,000 (2018 - $2,000,0000) and made finance lease and equipment loan payments totalling $1,459,000 (2018 - $2,611,000).

Investing Activities

Cash used in investing activities for the year ended December 31, 2019, was $3,734,000 compared to $13,229,000 for the year ended December 31, 2018. Cash used in investing activities during the year ended December 31, 2019, includes net cash proceeds received on the sale of discontinued operations of $5,140,000 million (2018 - $Nil). During 2019, the Company incurred cash capital expenditures of $3,276,000 (2018 - $9,416,000) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s Avino Mine. During the year ended December 31, 2019, the Company also incurred cash capital expenditures of $5,723,000 (2018 - $5,361,000) on exploration and evaluation activities at the Avino Mine, as well as the Bralorne Mine prior to its disposition. During the year ended December 31, 2019, the Company did not redeem any short-term investments (2018 - $1,000,000 million), and had received cash from other investing activities, such as redemptions of reclamation bonds and proceeds on sale of long-term investments of $102,000 (2018 - $548,000).

C. Research and development, patents and licenses, etc.

As the Company is a mining and exploration company with no research and development, the information required by this section is not applicable.

D. Trend information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. However, it should be noted that the sale of Bralorne and future required capital expenditures at the Avino Mine would likely have positive and negative impact, respectively, on future cash flows after 2019. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, extracting and processing activities, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E. Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As at December 31, 2019, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$4,907,000	$4,907,000	$-	$-	$-
Due to related parties	156,000	156,000	-	-	-
Minimum rental and lease payments	1,294,000	1,269,000	13,000	7,000	5,000
Term facility	6,199,000	3,628,000	2,571,000	-	-
Deferred income tax liabilities	2,938,000	-	-	-	2,938,000
Equipment loan	301,000	228,000	73,000	-	-
Finance lease obligations	1,188,000	716,000	273,000	171,000	28,000
Total	$16,983,000	$10,904,000	$2,930,000	$178,000	$2,971,000

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following is a list of the Company’s directors and senior management as at March 25, 2020. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on May 28, 2020.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Gary Robertson Director	Certified Financial Planner; Director and Chairman of Avino Silver & Gold Mines Ltd.	August 2005
David Wolfin Director/President/CEO	Director, President and CEO of Avino Silver & Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	October 1995
Peter Bojtos Director	Professional Engineer and Director of Avino Silver & Gold Mines Ltd..	June 2018
Jasman Yee Director	Professional Engineer and Metallurgist	January 2011
Ronald Andrews Director	Director of Bonner Mall Partnership. Owner and operator of Andrews Orchards	May 2019
J.C. Rodríguez Chief Operating Officer	Geology Professional	December 2012
Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	September 2008
Nathan Harte Chief Financial Officer	CPA, Chief Financial Officer of Avino Silver & Gold Mines Ltd, Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	November 2018

B. Compensation

During the last completed fiscal year, the Company had three executive officers, namely, David Wolfin, Chief Executive Officer; Nathan Harte, Chief Financial Officer and J.C. Rodríguez, Chief Operating Officer.

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

The members of the Compensation Committee are Peter Bojtos (Chair), Ronald Andrews and Gary Robertson, all of whom are independent.

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

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2019 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6) (8)	2019	226,108	336,177	NIL	NIL	NIL	NIL	562,285
President, CEO and Director	2018	231,535	227,875	NIL	NIL	NIL	NIL	459,410
	2017	231,018	282,019	219,467	NIL	NIL	NIL	732,504
Nathan Harte CFO(8)	2019	58,865	21,396	19,429	NIL	NIL	NIL	99,690
	2018	5,981	4,201	11,016	NIL	NIL	NIL	21,199
J.C. Rodríguez COO(7)	2019	202,441	117,866	NIL	NIL	NIL	NIL	320,307
	2018	170,563	72,172	NIL	NIL	NIL	NIL	242,735
	2017	177,192	85,528	109,734	NIL	NIL	NIL	372,456

(1) Share Based Awards are in the form of RSUs under two separate Plans. The 2016 RSU Plan was a fixed plan approved by the shareholders on May 27, 2016 which allowed for a total of 870,560 RSUs to be granted to officers, directors, employees and consultants. As of December 31, 2019, a total of 870,500 RSUs were granted and 843,666 were vested under the 2016 RSU Plan. The second RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2019, 2,812,000 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 360,500 were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2019. The closing market price on September 2, 2016 was C$2.95 per common share, the closing market price on September 20, 2017 was C$1.98 per common share, and the closing market price on August 28, 2018 was C$1.31 per common share.

(2) The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2019, 526,000 new option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.68%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 61.61%.

(3) The Company does not have a non-equity incentive plan.

(4) The Company does not have any pension plans.

(5) Discretionary cash payment of incentive bonuses.

(6) On June 24, 2010, Mr. David Wolfin was appointed CEO. Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

(7) Mr. Rodríguez receives his salary in Mexican Pesos (“MXP”). For 2019, Mr. Rodriguez’ salary of MXP 3,900,602, was converted into US dollars by applying an exchange rate of 1MXP = US$0.0519.

(8) All compensation to Mr. David Wolfin, and Mr. Nathan Harte are paid in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3268 for 2019, US$1.00 = C$1.2957 for 2018, and US$1.00 = C$1.2986 for 2017, based on the average exchange rate for the year quoted by the Bank of Canada.

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

The Company currently maintains a stock option and two RSUs plans (the “Plans”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. On April 15, 2016, the board of directors of Avino, acting upon the recommendations of the Compensation Committee, implemented a fixed restricted share unit plan (the “2016 RSU Plan”) for the issuance of up to a maximum of 870,560 restricted share units (“RSUs”) to qualifying directors, officers, employees, and consultants, upon certain vesting restrictions determined by the board of directors, for any RSUs awarded. The 2016 RSU Plan was approved by the shareholders of Avino on May 27, 2016. As of December 31, 2019, a total of 870,500 RSUs were granted and 843,666 were vested. The second RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2019, 2,812,000 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 360,500 were vested. The RSUs will vest at the rate of one-third annually, until fully vested over three years from the date of the awards, and provided that these designated persons are continuously employed with or providing services to Avino.

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

The following table sets forth the options and RSUs granted to the executive officers to purchase or acquire securities of the Company outstanding at December 31, 2019:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)(3)	Option expiration date	Value of unexercised in-the-money options ($)(1)(4)	Share grant date	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(2)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(2) (4)
David Wolfin President, CEO and Director	25,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	4,334	6,468	Nil
	250,000	$1.98	Sept. 20, 2022	Nil	Aug 28, 2018	270,000	266,581	Nil
					Aug 21, 2019	660,000	392,976	Nil
Nathan Harte, CFO	25,000	$1.98	Sept. 20, 2022	Nil	Sept 20, 2017	625	933	Nil
	50,000	$1.30	Aug 28, 2023	Nil	Aug 28, 2018	17,000	16,785	Nil
	48,000	$0.79	Aug 21, 2024	Nil	Aug 21, 2019	60,000	35,725	Nil
J.C. Rodríguez COO	50,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	2,500	3,731	Nil
	125,000	$1.98	Sept. 20, 2022	Nil	Aug 28, 2018	84,000	82,936	Nil
					Aug 21, 2019	300,000	178,625	Nil

(1) In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2019 and the exercise price of the option. The closing Toronto Stock Exchange share price for the Company's common shares as at December 31, 2019 was C$0.74 per common share.

(2) Share Based Awards are in the form of RSUs under two separate Plans. The 2016 RSU Plan was a fixed plan approved by the shareholders on May 27, 2016 which allowed for a total of 870,560 RSUs to be granted to officers, directors, employees and consultants. As of December 31, 2019, a total of 870,500 RSUs were granted and 843,666 were vested under the 2016 RSU Plan. The second RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2019, 2,812,000 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 360,500 were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2019. The closing market price on September 2, 2016 was C$2.95 per common share, the closing market price on September 20, 2017 was C$1.98 per common share, and the closing market price on August 28, 2018 was C$1.31per common share.

(3) The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.

(4) The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3268, which represents the average exchange rate for the year 2019 quoted by the Bank of Canada.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2019:

Name	Option-based awards – Value vested during the year ($) (1)(3)	Share-based awards – Value vested during the year ($) (2)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
David Wolfin President, CEO and Director	Nil	148,472	Nil
Nathan Harte, CFO	Nil	6,083	Nil
J.C. Rodríguez COO	Nil	46,281	Nil

(1) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

(2) The RSU Vesting prices were C$0.88, C$0.81 and C$0.89, which represents the share price on September 2, 2019, September 20, 2019, and August 28, 2019 the dates in which the RSUs vested.

(3) The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3268 which represents the average exchange rate for the year 2019 as quoted by the Bank of Canada.

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

On May 30, 2019, the Company entered into a Change of Control Agreement with Nathan Harte, the named executive officer of the Company. If a Change of Control occurs, and the Executive’s employment is terminated by the Company for any reason, except excluding a termination for just cause, within six (6) months of the date of the Change of Control, or the Executive resigns from his employment for Good Reason during such six (6) month period, then the Executive shall be entitled to receive from the Company an amount equal to the Executive current monthly base salary multiplied by twelve (12) months which Executive will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date; which amount is to be paid in a lump sum within 10 business days of the Change in Control termination date.

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

The following table sets forth the value of all compensation paid or accrued to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2019:

Name	Fees earned(5) ($)	Share-based awards(1) (5)($)	Option-based awards(2)(5)($)	Non-equity incentive plan compensation(3)(5) ($)	Pension value(4)(6) ($)	All other compensation(5)($)	Total(5) ($)
Michael Baybak*(6)	12,907	8,413	3,921	Nil	Nil	Nil	25,241
Gary Robertson*	56,527	71,541	Nil	Nil	Nil	Nil	128,068
Jasman Yee	30,901	54,598	Nil	Nil	Nil	2,261	87,760
Peter Bojtos*	37,685	24,329	9,803	Nil	Nil	Nil	71,816
Ronald Andrews*(6)	24,432	13,779	Nil	Nil	Nil	Nil	38,211

* Independent and Non-Employee Directors

(1) Share Based Awards are in the form of RSUs under two separate Plans. The 2016 RSU Plan was a fixed plan approved by the shareholders on May 27, 2016 which allowed for a total of 870,560 RSUs to be granted to officers, directors, employees and consultants. As of December 31, 2019, a total of 870,500 RSUs were granted and 843,666 were vested under the 2016 RSU Plan. The second RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2019, 2,812,000 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 360,500 were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2019. The closing market price on September 2, 2016 was C$2.95 per common share, the closing market price on September 20, 2017 was C$1.98 per common share, and the closing market price on August 28, 2018 was C$1.31per common share.

(2) The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2019, 526,000 new option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.27%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 59.01%.

(3) The Company does not have any non-equity incentive plans.

(4) The Company does not have any pension plans.

(5) All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.3268, which represents the average exchange rate for the year 2019 as quoted by the Bank of Canada.

(6) Mr. Michael Baybak passed away on May 15, 2019 and Mr. Ronald Andrews was appointed on May 30, 2019.

The Board, on recommendation of the Compensation Committee, determines director compensation. The objective in determining such director compensation is to ensure that the Company can attract and retain experienced and qualified individuals to serve as directors. The Company compensates its non-executive directors through the payment of directors’ fees, plus annual retainer for board and committee chair, and per meeting fees, and through the grant of incentive stock options and RSUs. All retainers are paid pro rata on a quarterly basis. The non-executive directors receive the following annual retainers and other fees for their services as directors:

Annual Retainer per Director	$22,611	*
Annual Retainer for Board Chair	$22,611	*
Annual Retainer for Audit Committee Chair	$6,030	*
Annual Retainer for Compensation Committee Chair	$3,768	*
Annual Retainer for Governance & Nominating Committee Chair	$3,768	*
Meeting Attendance Fee per Meeting	$754	*

*All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.3268, which represents the average exchange rate for the year 2019 as quoted by the Bank of Canada

The Company may grant incentive stock options and RSUs to Directors of the Company from time to time pursuant to the stock option and RSUs plans of the Company and in accordance with the policies of the Toronto Stock Exchange (the “TSX”).

Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2019:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(2)(4)	Share grant date	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(3)(4)	Market or payout value of share-based awards not paid out or distributed ($)(3)(4)
Michael Baybak (5)	75,000	$2.95	Sept 2, 2021	Nil	N/A	N/A	N/A	N/A
	100,000	$1.98	Sept 20, 2022	Nil	N/A	N/A	N/A	N/A
	20,000	$1.30	Aug. 28, 2023	Nil	N/A	N/A	N/A	N/A
Gary Robertson	100,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	4,334	4,975	Nil
	150,000	$1.98	Sept 20, 2022	Nil	Aug 28, 2018	50,000	49,367	Nil
					Aug 21, 2019	135,000	80,381	Nil
Jasman Yee	50,000	$2.95	Sept 2, 2021	Nil	Sept 20, 2017	2,500	3,731	Nil
	125,000	$1.98	Sept 20, 2022	Nil	Aug 28, 2018	34,000	33,569	Nil
				Nil	Aug 21, 2019	105,000	62,519	Nil
Ronald Andrews (5)				Nil	Aug 21, 2019	105,000	62,519	Nil
Peter Bojtos	50,000	$1.30	Aug. 28, 2023	Nil	Aug 28, 2018	14,000	20,734	Nil
					Aug 21, 2019	105,000	62,519	Nil

(1) For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2) The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2019 and the exercise price of the option. The closing market price of the Company’s common shares as at December 31, 2019 was C$0.74 per common share.

(3) Share Based Awards are in the form of RSUs under two separate Plans. The 2016 RSU Plan was a fixed plan approved by the shareholders on May 27, 2016 which allowed for a total of 870,560 RSUs to be granted to officers, directors, employees and consultants. As of December 31, 2019, a total of 870,500 RSUs were granted and 843,666 were vested under the 2016 RSU Plan. The second RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2019, 2,812,000 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 360,500 were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2019. The closing market price on September 2, 2016 was C$2.95 per common share, the closing market price on September 20, 2017 was C$1.98 per common share, and the closing market price on August 28, 2018 was C$1.31per common share.

(4) The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3268 which represents the average exchange rate for the year 2019 as quoted by the Bank of Canada.

(5) Mr. Michael Baybak passed away on May 15, 2019 and Mr. Ronald Andrews was appointed on May 30, 2019.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2019:

Name (1)	Option-based awards – Value vested during the year ($)(2)(4)	Share-based awards – Value vested during the year ($)(3)(4)	Non-equity incentive plan compensation – Value earned during the year ($)(4)
Michael Baybak(5)	Nil	16,767	Nil
Gary Robertson	Nil	35,806	Nil
Jasman Yee	Nil	29,511	Nil
Ronald Andrews (5)	Nil	Nil	Nil
Peter Bojtos	Nil	4,696	Nil

(1) For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

(3) The RSU Vesting prices were C$0.88, C$0.81and C$0.89, which represents the share price on September 2, 2019, September 20, 2019, and August 28, 2019, the dates in which the RSUs vested.

(4) The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3268, which represents the average exchange rate for the year quoted by the Bank of Canada.

(5) Mr. Michael Baybak passed away on May 15, 2019 and Mr. Ronald Andrews was appointed on May 30, 2019.

Termination of Employment, Changes in Responsibilities and Employment Contracts

On January 1, 2016, the Company entered into a consulting agreement with Intermark Capital Corporation, a company wholly-owned by David Wolfin, the named executive officer of the Company. The consulting agreement was further amended on March 23, 2016. On January 1, 2019, the Company renewed the consulting agreement with Intermark Capital Corporation for a period of three years with the same terms and conditions.

On May 30, 2019, the Company entered into a Change of Control Agreement with Nathan Harte, the named executive officer of the Company.

On July 1, 2013, the Company entered into an employment agreement with J.C. Rodríguez, the named executive officer of the Company. The employment agreement was further amended on April 14, 2014.

Please see “Termination and Change of Control Benefits” above for details.

C. Board practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General Meeting, held on May 30, 2019, the shareholders elected Messrs. Gary Robertson, David Wolfin, Jasman Yee and Peter Bojtos as directors of the Company. Mr. Ronald Andrews was appointed as a Director on the same date.

The Board has considered the relationship of each director to the Company and currently considers three of the five directors to be “unrelated” (Messrs. Andrews, Robertson, and Bojtos). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or affecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal Code of Ethics (“Code”) has been adopted and applies to all directors, officers and employees. The Board meets on at least a quarterly basis and following the annual meeting of shareholders. The frequency of the meetings and nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2019, the Board met nine times.

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

15. Independent Advisers

15.1 The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

As of March 25, 2020, the following are the members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
Ronald Andrews	Yes	Yes	Master’s degree in political science, and a Bachelor’s degree of Science in horticulture, and on the boards of two reporting issuers.
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Peter Bojtos	Yes	Yes	Professional Engineer with over 48 years of worldwide experience in the mining industry

___________

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

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

Ronald Andrews: Mr. Andrews has a Bachelor of Science degree in horticulture from Washington State University and a Master’s degree in Political Science. Mr. Andrews is the owner and operator of Andrews Orchards and sells and distributes agricultural chemicals and fertilizers. Mr. Andrews has acted as director and chairman of the audit committee of several public mining companies

Gary Robertson: Mr. Robertson is a Certified Financial Planner. He has worked in the financial industry for the past twenty years, and has acted as director of several public mining companies. Mr. Robertson has gained considerable financial and business experience through his involvement in various businesses in the mining industries.

Peter Bojtos: Mr. Bojtos is a professional engineer with over 48 years of worldwide experience in the mining industry. He has an extensive background in corporate management as well as in all facets of the industry from exploration through the feasibility study stage to mine construction, operations and decommissioning. Mr. Bojtos graduated from the University of Leicester, England in 1972, following which he worked at open-pit iron-ore and underground base-metal and uranium mines in West Africa, the United States and Canada. Following that, he worked in Toronto for Kerr Addison Mines Ltd., a Noranda Group company, in increasingly senior management and officer positions for 12 years. From 1990 to 1992 he was the President & CEO of RFC Resource Finance Corp. developing a zinc mine in Washington State. From 1992 to 1993 Mr. Bojtos was the President & CEO of Consolidated Nevada Goldfields Corp. which operated precious metal mines in the United States. From 1993 to 1995 he was Chairman & CEO of Greenstone Resources Ltd, constructing and operating several gold mines in Central America. From 2017 to 2019 he was president of Pembridge Resources plc. He has served on over two dozen public company boards from 1996 to present.

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

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(2)	Tax Fees(3) (1)	All other Fees(4)
December 31, 2019(1)	C$266,000	C$10,000	C$0	C$39,500
December 31, 2018	C$233,000	C$10,000	C$0	C$42,525

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

The Compensation Committee is currently composed of Peter Bojtos, Gary Robertson, and Ronald Andrews, all of whom are independent directors within the meaning set out in NI 58-101. All three members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company’s pay levels and compensation practices with other reporting issuers of similar size, and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Company’s shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company’s directors and executive officers against companies with similar market capitalization, assets, and revenue including the following companies: ATAC Resources Ltd., Ascendant Resources Inc., Copper Fox Metals Inc., INV Metals Inc., Fortune Minerals Ltd., Anaconda Mining Inc. and Euro Sun Mining Inc.

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

The Governance and Nominating Committee currently consists of three directors, Jasman Yee, Ronald Andrews, and Peter Bojtos, two of the three directors to be “independent” (Messrs. Bojtos and Andrews).

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com.

D. Employees

As at December 31, 2019, the Company had 350 employees and contractors located in Mexico and 22 employees and contractors in Canada. Certain of the Company’s senior management as well as administrative and corporate services are located in Canada and are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

E. Share ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of March 25, 2020:

Name of Beneficial Owner	Number of Shares	Percent
Ronald Andrews	10,759	*
Gary Robertson	555,882	*
David Wolfin	1,716,069	2.25%
Jasman Yee	327,020	*
Peter Bojtos	9,000	*
J.C. Rodríguez	272,000	*
Nathan Harte	9,750	*

 ____________

*Less than one percent Outstanding Options

The following information, as of March 25, 2020 reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price*	Expiration Date
David Wolfin President, CEO and Director	25,000 250,000	Sept 2, 2016 Sept. 20, 2017	$2.95 $1.98	Sept 2, 2021 Sept. 20, 2022
Nathan Harte CFO	25,000 50,000 48,000	Sept 20, 2017 Aug 28, 2018 Aug 21, 2019	$1.98 $1.30 $0.79	Sept. 20, 2022 Aug 28, 2023 Aug 21, 2024
J.C. Rodríguez COO	50,000 125,000	Sept 2, 2016 Sept. 20, 2017	$2.95 $1.98	Sept 2, 2021 Sept. 20, 2022
Michael Baybak** Director	75,000 100,000 20,000	Sept 2, 2016 Sept. 20, 2017 Aug 28, 2018	$2.95 $1.98 $1.30	Sept 2, 2021 Sept. 20, 2022 Aug 28, 2023
Gary RobertsonDirector	100,000 150,000	Sept 2, 2016 Sept. 20, 2017	$2.95 $1.98	Sept 2, 2021 Sept. 20, 2022
Jasman YeeDirector	50,000 125,000	Sept 2, 2016 Sept. 20, 2017	$2.95 $1.98	Sept 2, 2021 Sept. 20, 2022
Ronald Andrews**	Nil	n/a	n/a	n/a
Peter Bojtos	50,000	Aug 28, 2018	$1.30	Aug 28, 2023

*The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.

** Mr. Michael Baybak passed away on May 15, 2019 and Mr. Ronald Andrews was appointed as a Director of the Company on May 30, 2019.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of March 25, 2020, to the knowledge of the Company, no person owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

As of March 25, 2020, there were 77,267,533 common shares issued and outstanding. Of those common shares issued and outstanding, 46,579,582 common shares were held by 74 registered shareholders whose addresses were in Canada.

B. Related party transactions

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

i) The Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $Nil (December 31, 2018 - $212,000) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2019. The following table summarizes the amounts due to related parties:

	December 31, 2019	December 31, 2018
Directors’ fees	$51,000	$47,000
Oniva International Services Corp.	105,000	107,000
Jasman Yee & Associates, Inc.	Nil	3,000
	$156,000	$157,000

ii) The Company has a cost sharing agreement to reimburse Oniva for its expenses and to pay Oniva a percentage fee. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses, and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty. The transactions with Oniva during the years ended December 31, are summarized below:

	2019	2018	2017
Salaries and benefits	$665,000	$594,000	$450,000
Office and miscellaneous	322,000	560,000	567,000
Exploration and evaluation assets	206,000	353,000	352,000
	$1,193,000	$1,507,000	$1,052,000

iii) For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2019, 2018 and 2017, the Company paid $226,000, $232,000, and $231,000 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the years ended December 31, 2019, 2018, and 2017, the Company paid $33,000, $66,000, and $80,000, respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, President, Chief Executive Officer and a director of the Company, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2019, 2018 and 2017, the Company paid $Nil, $12,000, and $23,000, respectively to WWD.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2019.

Item 9. The Offer and Listing

A. Offer and listing details

Our common shares are listed on the NYSE American and the TSX under the symbol ASM. The Company graduated from the TSX-V on January 8, 2018. No suspensions regarding our common shares have occurred during the past 3 years.

B. Plan of distribution

Not Applicable.

C. Markets

On January 8, 2018, the Company graduated from the TSX-V to the TSX where our common shares are listed under the symbol “ASM”. We are also listed on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”, and on the NYSE American under the symbol “ASM”.

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

C. Material contracts

1.	Agency Agreement dated April 27, 2018 with Cantor Fitzgerald Canada Corporation re Best Effort Equity Offering of 2,500,000 Flow Through Common Shares of Avino;
2.	Amended and Restated Controlled Equity Offering Sales Agreement dated August 21, 2018 with Cantor Fitzgerald & Co;
3.	Underwriting Agreement dated September 21, 2018 with H. C. Wainwright & Co., LLC; and
4.	Amendment Agreement dated November 27, 2018 rescheduling the repayment schedule to concentrates Prepayment Agreement dated July 8, 2015 with Samsung.
5.	Share Purchase Agreement dated November 21, 2019 between Talisker Resources Ltd. and Bralorne Gold Mines Ltd.

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

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at December 31, 2019.

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

Changes in Internal Controls over Financial Reporting

Based on the evaluation as at December 31, 2019, management, including our principal executive officer and principal financial officer, have concluded that there were no material changes in the design of internal controls from the last annual reporting date of December 31, 2019.

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson, Mr. Peter Bojtos, and Mr. Ronald Andrews are qualified as Audit Committee Financial Experts. Mr. Robertson, Mr. Bojtos, and Mr. Ronald Andrews are independent as determined by the NYSE American rules.

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

Item 16C. Principal Accountant Fees and Services

The Company’s independent registered public accounting firm for the years ended December 31, 2019 and 2018 was Manning Elliott LLP, Chartered Professional Accountants.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for the Company’s years ended December 31, 2019 and 2018, were C$266,000 and C$233,000, respectively.

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for assurance and related services that are reasonably related to the performance of the audit or review for the Company’s years ended December 31, 2019 and 2018, were C$10,000 and C$10,000, respectively, and consisted of travel and expenses.

Tax Fees

The tax fees billed by Manning Elliott LLP for the Company’s years ended December 31, 2019 and 2018, were Nil

All Other Fees

The aggregate fees billed by Manning Elliott LLP for services other than the services reported above for the Company’s years ended December 31, 2019 and 2018, were C$39,500 and C$42,525 respectively, and consisted of fees related to the Company’s securities registration documents.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2019 and 2018. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are a foreign private issuer with our common shares listed on the NYSE American. Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign private issuers like us in relaxing certain NYSE American corporate governance requirements, and to grant exemptions from NYSE American corporate governance requirements on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices different from those followed by domestic companies pursuant to NYSE American corporate governance standards is as follows:

●	Shareholder Approval Requirement: Sections 711-713 of the NYSE American Company Guide require shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the British Columbia, Canada, we are not required to solicit shareholder approval of equity incentive plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.

●	In addition, as a foreign private issuer, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with our Memorandum and Articles of Association the applicable rules and regulations of British Columbia, Canada and the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in British Columbia, Canada. In addition, we may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Minerales de Avino SA de CV Agreement dated February 18, 2012 (Incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*
4.2	Stock Option Plan, as amended (Incorporated by reference to Exhibit 4.4 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*
4.4	Placement Agency Agreement (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 21, 2014)*
4.5	Form of Subscription Agreement (Incorporated by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 21, 2014)*
4.6	Form of Warrant Agreement (Incorporated by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 21, 2014)*
4.7	Nathan Harte Change Control Agreement dated May 30, 2019
4.8	J.C. Rodríguez Employment Agreement dated July 1, 2013 and Amendment dated April 14, 2014 (Incorporated by reference to Exhibit 4.14 to Form 20-F filed with the SEC on May 11, 2015)*
4.9

Arrangement Agreement dated July 31, 2014 between Avino Silver & Gold Mines Ltd. and Bralorne Gold Mines Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on August 6, 2014 and subsequently amended and filed with the SEC on September 2, 2014.)*

4.10

Intermark Capital Corporation Consulting Agreement dated Jan. 1, 2016, amended March 23, 2016 and renewed on January 1, 2019 (Incorporated by reference to Exhibit 4.10 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*

4.11	Underwriting Agreement (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on November 23, 2016)*
4.12	Warrant Indenture (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on November 30, 2016)*
4.13	2016 Restricted Share Unit Plan (Incorporated by reference to Exhibit 4.13 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*
4.14	2018 Restricted Share Unit Plan (Incorporated by reference to Exhibit 4.14 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*
4.15	2018 Stock Option Plan (Incorporated by reference to Exhibit 4.15 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*
4.16

Amended and Restated Controlled Equity Offering Sales Agreement dated August 4, 2017 between Avino Silver & Gold Mines Ltd. and Cantor Fitzgerald & Co. (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on August 4, 2017)*

4.17	Technical Report on the Avino Property, Durango, Mexico dated April 11, 2017 (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on May 23, 2017)*
4.18	Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico dated December 19, 2018 (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with SEC on December 26, 2018)*
4.19

Agency Agreement dated April 27, 2018 with Cantor Fitzgerald Canada Corporation re Best Effort Equity Offering of 2,500,000 Flow Through Avino Common Shares (Incorporated by reference to Exhibit 4.19 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*

4.20

Amended and Restated Controlled Equity Offering Sales Agreement dated August 21, 2018 with Cantor Fitzgerald & Co (Incorporated by reference to Exhibit 4.20 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*

4.21

Underwriting Agreement dated September 21, 2018 with H. C. Wainwright & Co., LLC (Incorporated by reference to Exhibit 4.21 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*

4.22	Share Purchase Agreement dated November 21, 2019 with Talisker Resources Ltd. and Bralorne Gold Mines Ltd.
8.1	List of Subsidiaries
11.1	Code of Ethics and Whistleblower Policy (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2017 filed with the SEC on April 3, 2018)*
11.2	Audit Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*
11.3	Governance & Nominating Committee Charter (Incorporated by reference to Exhibit 11.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*
11.4	Compensation Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
13.3	Consent of Manning Elliott LLP
13.4	Consent of Tetra Tech Canada Inc.
13.5	Consent of Red Pennant Communications Corp. (previously Ausenco Engineering Canada Inc.)

_________

* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

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

The consolidated financial statements as at December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination, and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer

February 26, 2020	February 26, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years ended December 31, 2019, 2018 and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

February 26, 2020

We have served as the Company’s auditor since 2007.

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Note	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash		$9,625	$3,252
Amounts receivable		1,477	4,091
Taxes recoverable	6	5,483	5,343
Prepaid expenses and other assets		594	1,030
Inventory	7	5,592	9,231
Total current assets		22,771	22,947
Exploration and evaluation assets	9	9,827	46,781
Plant, equipment and mining properties	11	35,658	38,743
Long-term investments	8	4,311	10
Other assets		4	107
Total assets		$72,571	$108,588
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$4,907	$5,885
Amounts due to related parties	12(b)	156	157
Taxes payable		46	167
Current portion of term facility	13	3,384	1,017
Current portion of equipment loans	14	199	517
Current portion of finance lease obligations	15	692	950
Deferred revenue	17	-	573
Current portion of reclamation provision	18	-	296
Other liabilities		178	279
Total current liabilities		9,562	9,841
Term facility	13	2,513	5,884
Equipment loans	14	90	411
Finance lease obligations	15	442	869
Warrant liability	16	1,579	2,009
Reclamation provision	18	1,524	10,503
Deferred income tax liabilities	27	2,938	3,903
Total liabilities		18,648	33,420
EQUITY
Share capital	19	96,396	88,045
Equity reserves		9,391	9,849
Treasury shares (14,180 shares, at cost)		(97)	(97)
Accumulated other comprehensive loss		(4,563)	(6,124)
Accumulated deficit		(47,204)	(16,505)
Total equity		53,923	75,168
Total liabilities and equity		$72,571	$108,588

Commitments – Note 22

Subsequent Events – Note 28

Approved by the Board of Directors on February 26, 2020:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) (Expressed in thousands of US dollars)

	Note	2019	2018	2017
Revenue from mining operations	20	$31,746	$34,116	$33,359
Cost of sales	20	32,016	27,850	22,106
Mine operating income (loss)		(270)	6,266	11,253

Operating expenses:
General and administrative expenses	21	3,193	3,610	3,327
Share-based payments	19	937	630	2,018
Income (loss) before other items		(4,400)	2,026	5,908

Other items:
Interest and other income		545	215	246
Unrealized gain (loss) on long-term investments		1,282	(5)	5
Fair value adjustment on warrant liability	16	520	1,304	563
Unrealized foreign exchange gain (loss)		(663)	(801)	(933)
Finance cost		(84)	(444)	(157)
Accretion of reclamation provision	18	(104)	(122)	(93)
Interest expense		(64)	(109)	(103)
Income (loss) from continuing operations before income taxes		(2,968)	2,064	5,436
Income taxes:
Current income tax expense	27	(327)	(1,052)	(2,911)
Deferred income tax recovery	27	960	645	140
Income tax recovery (expense)		633	(407)	(2,771)
Net income (loss) from continuing operations		(2,335)	1,657	2,665

Loss from discontinued operations and on disposal	5	(29,126)	(31)	(143)
Net income (loss)		(31,461)	1,626	2,522

Other comprehensive income (loss):
Currency translation differences		1,603	(2,051)	2,383
Reclassification of foreign exchange on translation into net loss on sale of discontinued operations		(42)	-	-
Total comprehensive income (loss)		$(29,900)	$(425)	$4,905

Earnings (loss) per share from continuing operations	19(e)
Basic		$(0.03)	$0.03	$0.05
Diluted		$(0.03)	$0.03	$0.05
Earnings (loss) per share	19(e)
Basic		$(0.45)	$0.03	$0.05
Diluted		$(0.45)	$0.03	$0.05
Weighted average number of common shares outstanding	19(e)
Basic		69,980,178	56,851,626	52,523,454
Diluted		69,980,178	60,000,637	53,320,009

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of US dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2017		52,431,001	$80,785	$9,100	$(97)	$(6,456)	$(21,538)	$61,794
Common shares issued for cash:
Brokered public offerings		10,000	17	-	-	-	-	17
Less share issuance cost		-	(1)	-	-	-	-	(1)
Exercise of stock options		20,000	25	-	-	-	-	25
Carrying value of stock options exercised		-	20	(20)	-	-	-	-
Stock options cancelled or expired		-	-	(139)	-	-	139	-
Carrying value of RSUs exercised		257,152	623	(623)	-	-	-	-
Less share issuance cost		-	(1)	-	-	-	-	(1)
Share-based payments		-	-	2,263	-	-	-	2,263
Net income for the year		-	-	-	-	-	2,522	2,522
Currency translation differences		-	-	-	-	2,383	-	2,383
Balance, December 31, 2017		52,718,153	$81,468	$10,581	$(97)	$(4,073)	$(18,877)	$69,002
Common shares issued for cash:
Brokered public offerings		10,105,658	6,547	-	-	-	-	6,547
Less: Issuance costs		-	(895)	-	-	-	-	(895)
At the market issuances		151,800	136	-	-	-	-	136
Less: Issuance costs		-	(4)	-	-	-	-	(4)
Exercise of stock options		87,500	112	-	-	-	-	112
Carrying value of stock options exercised		-	84	(84)	-	-	-	-
Less: share issuance costs		-	(5)	-	-	-	-	(5)
Carrying value of RSUs exercised		274,658	602	(602)	-	-	-	-
Options cancelled or expired		-	-	(746)	-	-	746	-
Share-based payments		-	-	700	-	-	-	700
Net income for the year		-	-	-	-	-	1,626	1,626
Currency translation differences		-	-	-	-	(2,051)	-	(2,051)
Balance, December 31, 2018		63,337,769	$88,045	$9,849	$(97)	$(6,124)	$(16,505)	$75,168
Common shares issued for cash:
Brokered public offerings	19	7,735,360	4,877	-	-	-	-	4,877
Less: Issuance costs		-	(472)	-	-	-	-	(472)
At the market issuances		4,954,000	2,924	-	-	-	-	2,924
Less: Issuance costs		-	(162)	-	-	-	-	(162)
Options cancelled or expired		-	-	(762)	-	-	762	-
Carrying value of RSUs exercised		565,259	835	(835)	-	-	-	-
Fair value of warrants issued		-	-	116	-	-	-	116
Shares to be issued		-	349	-	-	-	-	349
Share-based payments	19	-	-	1,023	-	-	-	1,023
Net loss for the year		-	-	-	-	-	(31,461)	(31,461)
Currency translation differences		-	-	-	-	1,561	-	1,561
Balance, December 31, 2019		76,592,388	$96,396	$9,391	$(97)	$(4,563)	$(47,204)	$53,923

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of US dollars)

	Note	2019	2018	2017

Cash generated by (used in):

Operating Activities
Net income (loss)		$(31,461)	$1,626	$2,522
Adjustments for non-cash items:
Deferred income tax expense (recovery)		(960)	(645)	(140)
Depreciation and depletion		3,723	3,256	2,703
Inventory net realizable value adjustment		387	-	-
Accretion of reclamation provision		104	122	93
Unrealized loss (gain) on investments		(1,282)	5	(5)
Foreign exchange (gain) loss		1,461	270	139
Fair value adjustment on warrant liability		(520)	(1,304)	(563)
Fair value adjustment on modification of term facility		-	234	-
Unwinding of fair value adjustment of term facility		(170)	-	-
Loss from discontinued operations and on disposal		29,126	31	143
Share-based payments		937	630	2,018
		1,345	4,225	6,910
Net change in non-cash working capital items	23	4,162	4,999	(9,077)
		5,507	9,224	(2,167)

Financing Activities
Shares and units issued for cash, net of issuance costs		7,283	8,466	40
Finance lease payments		(956)	(1,166)	(1,581)
Equipment loan payments		(524)	(1,445)	(847)
Term facility payments		(833)	(2,000)	(667)
		4,970	3,855	(3,055)

Investing Activities
Exploration and evaluation expenditures		(5,723)	(5,361)	(5,527)
Additions to plant, equipment and mining properties		(3,276)	(9,416)	(6,608)
Proceeds from sale of long-term investments		23	-	-
Cash proceeds from sale of discontinued operations		6,599	-	-
Cash disposed of in discontinued operations		(1,459)	-	-
Redemption of short-term investments		-	1,000	9,000
Redemption of reclamation bonds		102	548	-
		(3,734)	(13,229)	(3,135)

Change in cash		6,743	(150)	(8,357)

Effect of exchange rate changes on cash		(370)	(18)	(3)

Cash, Beginning		3,252	3,420	11,780

Cash, Ending		$9,625	$3,252	$3,420

Supplementary Cash Flow Information (Note 23)

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

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

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on July 1, 2015, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

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

Foreign Currency Translation

Functional & presentation currencies

The functional currency of the Company is the Canadian dollar. The functional currency of the Company’s Mexican subsidiaries is the US dollar, which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Foreign operations

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

	ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine and Avino Mine had achieved production levels intended by management as of October 1, 2012 and July 1, 2015, respectively, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2019.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report, on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

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

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment, in which the entity operates. The Company has determined the functional currency of the Company to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities, if there is a change in events and conditions, which determine the primary economic environment.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

ii.	Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino and San Gonzalo properties. The provision reflects estimates of future costs, inflation, foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

vi.	Recognition and measurement of deferred tax assets and liabilities

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

Up until the sale of Bralorne Gold Mines Ltd. (“Bralorne”) on December 13, 2019 (see Note 5), the consolidated financial statements included the 100% ownership interest of Bralorne, a mining and exploration company located in Canada.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Plant, equipment and mining properties

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

As at December 31, 2019 and 2018, the Company estimated a remaining mine life for San Gonzalo of Nil, and 0.8, respectively.

As at December 31, 2019 and 2018, the Company estimated a remaining mine life for the Avino Mine of 8.5 and 9.5 years, respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Effective October 1, 2019, and as a result of a review of the remaining life and the pattern of usage of office equipment, furniture and fixtures, computer equipment and mine machinery and transportation equipment, the Company adopted a straight-line method for its plant and equipment, which were previously depreciated using the declining balance method. The change in depreciation has been applied prospectively as a change in estimate. The Company believes that the new method better reflects the pattern of consumption of future economic benefits to be derived from the assets being depreciated.

Plant and equipment are depreciated using the following annual rates and methods:

Office equipment, furniture, and fixtures	3 years straight line balance
Computer equipment	5 years straight line balance
Mine machinery and transportation equipment	5 years straight line balance
Mill machinery and processing equipment	5 - 20 years straight line
Buildings	5 - 20 years straight line

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Revenue from Contracts with Customers

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Classification – financial assets

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

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that are held within a business model whose objective is to hold financial assets in order to both collect contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Impairment

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining property or exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. A revision in estimates or new disturbance will result in an adjustment to the provision with an offsetting adjustment to the mineral property or the exploration and evaluation asset. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

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

Application of new and revised accounting standards:

IFRS 16 - Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company has applied IFRS 16 at the date it became effective using a modified retrospective approach. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

At the inception of a contract, the Company assesses whether a contract is or contains a lease. If so, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which consists of:

•	The amount of the initial measurement of the lease liability
•	Any lease payments made at or before the commencement date
•	Any indirect costs incurred
•	An estimate of costs to dismantle or remove the underlying asset or to restore the site on which the asset is located
•	Any incentives received from the lessor

The Company has elected not to recognize right of use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The majority of the Company’s leases were already capitalized as finance lease assets on its consolidated statement of financial position under the Company’s previous accounting policy at the time of adoption of IFRS 16. The Company has elected to apply the practical expedients in IFRS 16 and reviewed all existing leases and concluded that all leases that were previously expensed over the lease term where considered to be either short-term leases or leases of low value assets, and therefore there is no impact to the consolidated financial statements upon adoption of IFRS 16.

IFRIC 23 - Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation provides guidance on the accounting for current and deferred income tax liabilities and assets when there is uncertainty over income tax treatments. IFRIC 23 was applicable for annual periods beginning on or after January 1, 2019.

IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If the treatment is likely to be accepted, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 in its consolidated financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted. The Company does not expect any material impact upon adoption.

5.	DISPOSITION OF DISCONTINUED OPERATIONS – BRALORNE GOLD MINES LTD.

On December 13, 2019, the Company completed the sale of its 100% wholly-owned subsidiary Bralorne Gold Mines Ltd. (“Bralorne”) to Talisker Resources Ltd. (“Talisker”). The sale includes the Bralorne Gold Mine and is part of the Company’s plan to focus on its core mining operations in Mexico.

The consideration includes:

•	C$8.7 million (translated to $6,599) in cash

•	The issuance of 12,580,000 common shares of Talisker, representing 9.9% on a pro-forma basis following the close of the transaction and subsequent financing by Talisker;

•	The issuance of 6,290,000 share purchase warrants exercisable at C$0.25 per share for a period of three years after the closing, subject to acceleration in the event the closing price of Talisker’s common shares is great than C$0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020;

The sale includes the Bralorne claims, as well as nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia, known as the BRX Property.

The Company also received future consideration of a $2.5 million cash payment, contingent upon the commencement of commercial production at the Bralorne Mine, for which a fair value has been determined to be Nil at this time.

The Company recognized a loss on disposition, net of tax, calculated as follows:

Cash proceeds	$6,599
Talisker shares	2,243
Talisker warrants	716
Total proceeds	$9,558
Net assets sold and derecognized:
Cash	1,495
Other current assets	242
Exploration and evaluation assets	45,613
Plant and equipment	1,745
Other long-term assets	19
Current portion of finance lease obligations and equipment loans	(175)
Non-current portion of finance lease obligations and equipment loans	(111)
Site restoration obligation	(10,828)
Foreign currency translation adjustments	(42)
37,958
Loss on disposition before selling costs	(28,400)
Selling costs	(490)
Loss on disposition, net	(28,890)

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

As a result of the sale, the comparative net income (loss) for the current period, as well as previous two years, have been reclassified from continuing operations to discontinued operations:

	2019	2018	2017
Revenue from mining operations	$-	$-	$-
Cost of sales	-	-	-
Mine operating income (loss)	-	-	-

Operating expenses (income)	16	(45)	(14)
Accretion of reclamation provision	217	256	154
Gain on sale of assets	2	(175)	-
Other items	1	(5)	3
Loss on disposition	28,890	-	-
Net loss before income taxes	(29,126)	(31)	(143)
Income taxes	-	-	-
Net loss from discontinued operations and on disposal	$(29,126)	$(31)	$(143)

The results of discontinued operations included in the consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017, are as follows:

Cash generated by (used in):	2019	2018	2017

Cash flow used in operating activities	$(19)	$(7)	$12
Cash flow used in financing activities	(258)	(590)	(871)
Cash flow used in investing activities	(5,583)	(4,178)	(5,270)
Net cash decrease from discontinued operations	$(5,860)	$(4,775)	$(6,129)

6.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST”) recoverable.

	December 31, 2019	December 31, 2018
VAT recoverable	$2,652	$3,144
GST recoverable	42	82
Income taxes recoverable	2,789	2,117
	$5,483	$5,343

7.	INVENTORY

	December 31, 2019	December 31, 2018
Process material stockpiles	$1,079	$4,486
Concentrate inventory	3,055	3,095
Materials and supplies	1,458	1,650
	$5,592	$9,231

The amount of inventory recognized as an expense for the year ended December 31, 2019 totalled $32,016 (2018 – $27,850, 2017 - $22,106), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

8.	LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,	Net Additions	Movements in foreign	Fair value adjustments	Fair Value December 31,
	2018	(Disposals)	exchange	for the year	2019
Talisker Resources Common Shares	$-	$2,243	$63	$891	$3,197
Talisker Resources Warrants	-	716	21	377	1,114
Other long-term investments	10	(24)	-	14	-
	$10	$2,935	$84	$1,282	$4,311

9.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2018	$9,034	$34,304	$43,338

Costs incurred during 2018:
Mine and camp costs	-	3,143	3,143
Drilling and exploration	346	1,142	1,488
Depreciation of plant and equipment	-	540	540
Interest and financing costs	-	414	414
Geological and related services	-	205	205
Water treatment and tailing storage facility costs	-	53	53
Assessments and taxes	86	29	115
Assays	-	13	13
Effect of movements in exchange rates	226	(2,754)	(2,528)

Balance, December 31, 2018	$9,692	$37,089	$46,781
Costs incurred during 2019:
Mine and camp costs	-	2,537	2,537
Drilling and exploration	50	2,333	2,383
Depreciation of plant and equipment	-	317	317
Interest and other costs	-	325	325
Provision for reclamation	-	1,338	1,338
Assessments and taxes	90	31	121
Geological and related services	-	116	116
Assays	-	130	130
Water treatment and tailing storage facility costs	-	112	112
Effect of movements in exchange rates	(6)	1,286	1,280
Disposition of Bralorne Mine	-	(45,613)	(45,613)

Balance, December 31, 2019	$9,826	$1	$9,827

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

(b)	British Columbia, Canada

(i)	Minto and Olympic-Kelvin properties

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

During the year ended December 31, 2019, Alexco terminated the option agreement as structured. The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations, with a nominal carrying value.

10.	NON-CONTROLLING INTEREST

At December 31, 2019, the Company had an effective 99.67% (2018 - 99.67%, 2017 – 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2018 - 0.33%, 2017 – 0.33%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

11.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2018	12,482	133	283	16,377	9,866	5,625	44,766
Additions / Transfers	588	17	77	990	7,856	1,134	10,662
Disposals	-	-	-	-	(33)	-	(33)
Effect of movements in exchange rates	(108)	(1)	(2)	(110)	(86)	(49)	(356)
Balance at December 31, 2018	12,962	149	358	17,257	17,603	6,710	55,039
Additions / Transfers	664	381	(6)	(648)	148	2,770	3,289
Disposals	-	(6)	(12)	(3,723)	(231)	(206)	(4,178)
Effect of movements in exchange rates	31	-	1	33	34	13	112
Balance at December 31, 2019	13,637	524	341	12,919	17,554	9,287	54,262

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2018	4,592	48	144	6,084	1,139	601	12,608
Additions / Transfers	1,549	17	32	799	1,287	112	3,796
Effect of movements in exchange rates	(39)	-	(1)	(53)	(10)	(5)	(108)
Balance at December 31, 2018	6,102	65	175	6,830	2,416	708	16,296
Additions / Transfers	1,952	22	49	51	1,619	714	4,407
Disposals	-	(3)	(11)	(2,040)	(27)	(49)	(2,130)
Effect of movements in exchange rates	12	-	-	13	5	1	31
Balance at December 31, 2019	8,066	84	213	4,854	4,013	1,374	18,604

NET BOOK VALUE
At December 31, 2019	5,571	440	128	8,065	13,541	7,913	35,658
At December 31, 2018	6,860	84	183	10,427	15,187	6,002	38,743

Included in Buildings above are assets under construction of $3,746 as at December 31, 2019 (December 31, 2018 - $3,655) on which no depreciation was charged in the years then ended. Once the assets are put into service, they are transferred to the appropriate class of plant, equipment and mining properties.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

12.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the year ended December 31, 2019, 2018 and 2017, were as follows:

	2019	2018	2017
Salaries, benefits, and consulting fees	$723	$956	$860
Share-based payments	659	531	1,718
	$1,382	$1,487	$2,578

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $Nil (December 31, 2018 - $212) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2019. The following table summarizes the amounts due to related parties:

	December 31, 2019	December 31, 2018
Oniva International Services Corp.	$105	$107
Directors	51	47
Jasman Yee & Associates, Inc.	-	3
	$156	$157

(c)	Other related party transactions

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the years ended December 31, 2019, 2018 and 2017, are summarized below:

	2019	2018	2017
Salaries and benefits	$665	$594	$450
Office and miscellaneous	322	560	567
Exploration and evaluation assets	206	353	352
	$1,193	$1,507	$1,369

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the years ended December 31, 2019, 2018 and 2017, the Company paid $226, $232 and $231, respectively, to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the years ended December 31, 2019, 2018 and 2017, the Company paid $33, $66 and $80, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2019, 2018 and 2017, the Company paid $Nil, $12 and $23, respectively, to WWD.

13.	TERM FACILITY

In July 2015, the Company entered into a ten million dollar term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016. Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less interest, treatment, refining, shipping, and insurance charges.

During the year ended December 31, 2018, the Company and Samsung amended the existing term facility by extending the repayment period. Under the new amendment, Samsung granted the Company a 12 month deferral period from October 2018, through and including September 2019, during which there will be no principal repayments. The Company will repay the remaining balance in 23 equal monthly instalments of $278 commencing in October 2019 and ending August 2021. Interest on the amended facility is now charged at a rate of US dollar LIBOR (3 month) plus 6.75% during the 12 month deferral period, reverting to US dollar LIBOR (3 month) plus 4.75% for the remainder of the repayment period ending August 2021. Other material terms of the facility remain unchanged. The Company is committed to selling Avino Mine concentrate on an exclusive basis to Samsung until December 31, 2024.

The facility is secured by the concentrates produced under the agreement and by 33% of the common shares of the Company’s wholly-owned subsidiary Compañía Minera Mexicana de Avino, S.A. de C.V.. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The continuity of the term facility with Samsung is as follows:

	December 31,	December 31,
	2019	2018
Balance, beginning	$6,901	$8,667
Repayments	(833)	(2,000)
Unwinding of fair value adjustment	(170)	-
Fair value adjustment for modification	-	234
Balance, ending	5,897	6,901
Less: Current portion	(3,384)	(1,017)
Non-current portion	$2,513	$5,884

14.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing in between 2020 and 2021 with fixed interest rates of 6.29% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at December 31, 2019, plant, equipment, and mining properties includes a net carrying amount of $559 (December 31, 2018 - $2,232) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under the equipment loans are as follows:

	December 31,	December 31,
	2019	2018
Not later than one year	$228	$550
Later than one year and not later than five years	73	428
Less: Future interest charges	(12)	(50)
Present value of loan payments	289	928
Less: current portion	(199)	(517)
Non-current portion	$90	$411

The equipment loan credit facilities are a component of the master credit facilities described in Note 15.

15.	FINANCE LEASE OBLIGATIONS

The Company has entered into office space and mining equipment leases expiring between 2020 and 2025, with interest rates ranging from Nil% to 14.99% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at December 31, 2019, plant, equipment and mining properties includes a net carrying amount of $2,697 (December 31, 2018 - $3,461) for this leased mining equipment.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	December 31,	December 31,
	2019	2018
Not later than one year	$716	$943
Later than one year and not later than five years	444	947
Later than five years	28	-
Less: Future interest charges	(54)	(71)
Present value of lease payments	1,134	1,819
Less: current portion	(692)	(950)
Non-current portion	$442	$869

The Company has a master credit facility with an equipment supplier for a total of $5,000. The facility is used to acquire equipment necessary for maintaining operations and exploration activities at the Avino Mine. As of December 31, 2019, the Company had $4,780 in available credit remaining under these facilities.

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

	December 31, 2019	December 31, 2018
Balance, beginning	$2,009	$1,161
US dollar warrants issued during the year	-	2,296
Fair value adjustment	(520)	(1,304)
Effect of movement in exchange rates	90	(144)
Balance, ending	$1,579	$2,009
Less: current portion	-	-
Non-current portion	$1,579	$2,009

The Company also has warrants outstanding that are denominated in Canadian dollars. These warrants are recognized through the consolidated statement of changes in equity upon issuance using the Black-Scholes model, and are not remeasured at the end of each reporting period.

Continuity of all warrants is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2018	3,602,215	$1.99
Issued	7,175,846	$0.80
Warrants outstanding and exercisable, December 31, 2018	10,778,061	$1.20
Issued	464,122	C$0.85
Expired	(3,602,215)	$1.99
Warrants outstanding and exercisable, December 31, 2019	7,639,968	$0.79

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

		All Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2019	December 31, 2018
March 14, 2019	$1.00	-	40,000
November 28, 2019	$2.00	-	3,562,215
July 30, 2020	C$0.85	464,122	-
September 25, 2023	$0.80	7,175,846	7,175,846
		7,639,968	10,778,061

As at December 31, 2019, the weighted average remaining contractual life of warrants outstanding was 3.55 years (December 31, 2018 – 3.46 years).

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

	December 31, 2019	December 31, 2018
Weighted average assumptions:
Risk-free interest rate	1.68%	1.88%
Expected dividend yield	0%	0%
Expected warrant life (years)	3.57	3.46
Expected stock price volatility	61.61%	61.47%
Weighted average fair value	$0.22	$0.19

17.	DEFERRED REVENUE

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

As of December 31, 2019, the outstanding balance (including IVA) was $Nil (December 31, 2018 - $573).

18.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2019, is $1,524 (December 31, 2018 – $10,799), and the undiscounted value of the obligation is $1,985 (December 31, 2018 – $16,356).

The present value of the obligation was calculated using a risk-free interest rate of 6.86% (December 31, 2018 – 8.62%) and an inflation rate of 3.54% (December 31, 2018 – 3.80%). Reclamation activities are estimated to begin in 2021 for the San Gonzalo Mine and in 2028 for the Avino Mine.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

A reconciliation of the changes in the reclamation provision during the years ended December 31, 2019, and 2018, is as follows:

	December 31, 2019	December 31, 2018

Balance, beginning	$10,799	$11,638
Changes in estimates	840	(437)
Disposition of Bralorne (Note 5)	(10,828)	-
Unwinding of discount related to Bralorne	217	256
Unwinding of discount related to continuing operations	104	122
Effect of movements in exchange rates	392	(780)
Balance, ending	$1,524	$10,799
Less: current portion	-	(296)
Non-current portion	$1,524	$10,503

19.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)	During the year ended December 31, 2019, the Company closed a bought-deal financing, issuing 5,411,900 common shares at the price of C$0.85, as well as 2,323,460 flow-through shares at the price of C$0.99 for gross proceeds of $5,240 (C$6,900). The financing was made by way of prospectus supplement in July 2019, so the Company’s existing Canadian short-form base shelf prospectus dated December 21, 2018.

Of the $5,240 total aggregate proceeds raised, $116 was attributed to 464,122 warrants issued as commission, leaving a residual amount of $5,124. This amount includes a flow-through premium, which represents the difference between the C$0.85 price in which the common shares were issued, and the offering price of C$0.99 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $247 was recorded as the flow-through premium, for a net share capital allocation of $4,877. This premium is presented in “Other liabilities” on the condensed consolidated interim statements of financial position as at December 31, 2019.

The Company paid a 7% cash commission on the gross proceeds in the amount of $367, and incurred additional legal and professional costs of $115. Costs of $10 were allocated to the fair value of the warrants and have been reflected in the condensed consolidated interim statements of operations as a finance cost, and costs of $472 have been reflected as share issuance costs in the condensed consolidated interim statements of changes in equity.

During the year ended December 31, 2019, the Company issued 4,954,000 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $2,924. The Company paid a 3% cash commission of $87 on gross proceeds and incurred an additional $75 in issuance costs during the period.

During the year ended December 31, 2019, the Company issued 565,259 common shares upon exercise of RSUs.

(ii)	During the year ended December 31, 2018, the Company closed a bought-deal financing, issuing 7,105,658 units at the price of $0.65 per unit for gross proceeds of $4,619. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant exercisable to purchase one additional common share at an exercise price of $0.80 until expiry on September 25, 2023. The financing was made by way of prospectus supplement in September 2018, to the short-form base shelf prospectus dated November 10, 2016 and the shelf registration statement dated August 22, 2018, for up to $25 million.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Of the $4,619 total aggregate proceeds raised in this financing, the $2,296 fair value of the warrants was attributed to warrant liability (Note 16), and the residual amount of $2,323 was attributed to common shares. The Company paid a 7% cash commission on the gross proceed in the amount of $324, and incurred additional legal costs of $185. Costs of $253 were allocated to the fair value of the warrants and have been reflected in the consolidated statement of operations as a finance cost, and costs of $256 have been reflected as share issuance costs in the consolidated statement of changes in equity. An additional $168 in issuance costs relating to the shelf registration statement have also been reflected in the consolidated statement of changes in equity

During the year ended December 31, 2018, the Company issued 3 million common shares by way of flow-through financing for gross proceeds of $4,667 (C$6,000). This amount includes a flow-through premium, which represents the difference between the Company’s share price on the date of issuance, and the offering price of C$2.00 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $444 was recorded as the flow-through premium, for a net share capital allocation of $4,223. This premium is presented in “Other liabilities” on the balance sheet as at December 31, 2018. The Company incurred $471 in commission and issuance costs in relation to the offering.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Continuity of stock options for the years ended December 31, 2019, and 2018, is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding and exercisable, January 1, 2018	3,311,000	$2.12
Granted	497,500	$1.30
Cancelled / Forfeited	(497,500)	$2.14
Expired	(306,000)	$1.61
Exercised	(87,500)	$1.61
Stock options outstanding, December 31, 2018	2,917,500	$2.04
Stock options exercisable, December 31, 2018	2,576,250	$2.14
Granted	526,000	$0.79
Cancelled / Forfeited	(255,000)	$2.09
Expired	(550,000)	$1.90
Stock options outstanding, December 31, 2019	2,638,500	$1.82
Stock options exercisable, December 31, 2019	2,244,000	$2.00

The following table summarizes information about the Company’s stock options outstanding and exercisable at December 31, 2019:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
September 2, 2021	$2.95	502,500	1.67	502,500	1.67
September 20, 2022	$1.98	1,162,500	2.72	1,162,500	2.72
October 6, 2022	$1.98	15,000	2.77	15,000	2.77
August 28, 2023	$1.30	432,500	3.66	432,500	3.66
August 21, 2024	$0.79	526,000	4.64	131,500	4.64
		2,638,500	3.06	2,244,000	2.78

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options granted during the years ended December 31, 2019, 2018 and 2017, was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

	2019	2018	2017
Weighted average assumptions:
Risk-free interest rate	1.27%	2.25%	1.80%
Expected dividend yield	0%	0%	0%
Expected option life (years)	5.00	5.00	5.00
Expected stock price volatility	59.01%	60.26%	68.24%
Weighted average fair value at grant date	C$0.40	C$0.53	C$1.14

During the year ended December 31, 2019, the Company charged $144 (2018 - $130, 2017 - $1,177) to operations as share-based payments and capitalized $37 (2018 - $20, 2017 - $127) to exploration and evaluation assets.

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

During the year ended December, 2019, 1,730,500 RSUs (year ended December 31, 2018 – 1,081,500) were granted. All RSUs granted vest one-third annually from the date of the grant until fully vested at the end of the three-year term. For the RSUs granted during the year ended December 31, 2019, the weighted average fair value at the measurement date was C$0.79 (for year ended December 31, 2018 was C$1.31), based on the TSX market price of the Company’s shares on the date the RSUs were granted.

At December 31, 2019, there were 2,372,875 RSUs outstanding (December 31, 2018 – 1,235,300) with a weighted average remaining life of 2.37 years.

During the nine months ended December 31, 2019, the Company charged $793 (December 31, 2018 - $500) to operations as share-based payments and capitalized $49 (December 31, 2018 - $50) to exploration and evaluation assets for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

(e)	Earnings per share:

The calculations for basic and diluted earnings per share are as follows:

	2019	2018	2017
Net income (loss) for the year	$(2,335)	$1,657	$2,655
Basic weighted average number of shares outstanding	69,980,178	56,851,626	52,523,454
Effect of dilutive share options, warrants, and RSUs	-	3,149,011	796,555
Diluted weighted average number of shares outstanding	69,980,178	60,000,637	53,320,009
Basic earnings (loss) per share	$(0.03)	$0.03	$0.05
Diluted earnings (loss) per share	$(0.03)	$0.03	$0.05

20.	REVENUE AND COST OF SALES

The Company’s revenues for the year ended December 31, 2018 of $31,746 (2018 - $34,116, 2017 - $33,359) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine, and processing of Historical Above Ground Stockpiles.

	2019	2018	2017
Concentrate sales	$31,417	$34,551	$33,327
Provisional pricing adjustments	329	(435)	32
	$31,746	$34,116	$33,359

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

	2019	2018	2017
Production costs	$27,949	$24,619	$19,418
Inventory net realizable adjustment	387	-	-
Depreciation and depletion	3,680	3,231	2,688
	$32,016	$27,850	$22,106

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2019	2018	2017
Salaries and benefits	$1,347	$1,244	$1,196
Office and miscellaneous	286	359	464
Management and consulting fees	461	354	460
Investor relations	171	401	363
Travel and promotion	110	226	323
Professional fees	470	529	247
Directors fees	162	161	158
Regulatory and compliance fees	143	311	101
Depreciation	43	25	15
	$3,193	$3,610	$3,327

22.	COMMITMENTS

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

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2019	December 31, 2018
Not later than one year	$1,269	$3,092
Later than one year and not later than five years	20	74
Later than five years	5	10
	$1,294	$3,176

Included in the above amount as at December 31, 2019, is the Company’s commitment to renounce flow-through eligible expenditures of $1,262 (C$1,639) that must be incurred in Canada.

Office lease payments recognized as an expense during the year ended December 31, 2019, totalled $72 (2018 - $81, 2017 - $81).

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	2019	2018	2017
Net change in non-cash working capital items:
Deferred revenues	$(573)	$573	$-
Accounts payable and accrued liabilities	(941)	2,329	(136)
Prepaid expenses and other assets	287	981	(1,672)
Amounts receivable	2,615	543	(1,585)
Taxes payable	(121)	(358)	(292)
Amounts due to related parties	6	(44)	1
Taxes recoverable	(193)	1,017	(2,828)
Other liabilities	(100)	-
Inventory	3,182	(42)	(2,565)
	$4,162	$4,999	$(9,077)

	2019	2018	2017
Interest paid	$618	$959	$445
Taxes paid	$2,373	$4,991	$5,765
Equipment acquired under finance leases and equipment loans	$122	$1,771	$1,228

24.	FINANCIAL INSTRUMENTS

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

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2018 – six) counterparties (see Note 26). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2019, no amounts were held as collateral.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2019, in the amount of $9,625 and working capital of $13,209 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2019, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$4,907	$4,907	$-	$-
Due to related parties	156	156	-	-
Minimum rental and lease payments	1,294	1,269	20	5
Term facility	6,199	3,628	2,571	-
Equipment loans	301	228	73	-
Finance lease obligations	1,188	716	444	28
Total	$14,045	$10,904	$3,108	$33

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2019		December 31, 2018
	MXN	CDN	MXN	CDN
Cash	$2,780	$5,902	$8,378	$2,421
Long-term investments	-	5,599	-	14
Reclamation bonds	-	6	-	146
Amounts receivable	-	54	-	114
Accounts payable and accrued liabilities	(51,307)	(442)	(85,951)	(891)
Due to related parties	-	(202)	-	(215)
Equipment loans	-	-	-	(301)
Finance lease obligations	(1,037)	(522)	(13,907)	(533)
Net exposure	(49,564)	10,395	(91,480)	755
US dollar equivalent	$(2,627)	$8,004	$(4,656)	$554

Based on the net US dollar denominated asset and liability exposures as at December 31, 2019, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings (loss) for the year ended December 31, 2019, by approximately $465 (December 31, 2018 - $452). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2019, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $70 (December 31, 2018 - $419).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2019, a 10% change in market prices would have an impact on net earnings (loss) of approximately $467 (2018 - $1, 2017 - $3).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

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

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2019:

	Level 1	Level 2	Level 3
Financial assets
Cash	$9,625	$-	$-
Amounts receivable	-	1,477	-
Long-term investments – common shares	3,197	-	-
Long-term investments – warrants	-	-	1,114
Total financial assets	$12,822	$1,477	$1,114
Financial liabilities
Warrant liability	-	-	(1,579)
Total financial liabilities	$-	$-	$(1,579)

During 2019, changes in Level 3 measurements were comprised of the recognition of the Talisker warrants received in the sale of Bralorne (see Note 5) of $716, and its subsequent fair value increase of $398 for a total fair value of $1,114 at December 31, 2019. Additionally, there was a fair value adjustment of $520 for the warrant liability.

The Company uses Black-Scholes model to measure its Level 3 financial instruments. The warrants of Talisker are measured on acquisition and at December 31, 2019, using the following assumptions:

	December 31, 2019	December 13, 2019
Weighted average assumptions:
Risk-free interest rate	1.71%	1.67%
Expected dividend yield	0%	0%
Expected life (years)	2.95	3.00
Expected stock price volatility	106.79%	108.41%
Weighted average fair value at grant date	C$0.23	C$0.15

For the Company’s warrant liability valuation, see Note 16.

25.	CAPITAL MANAGEMENT

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

	December 31,	December 31,
	2019	2018
Equity	$53,923	$75,168
Term Facility	5,897	6,901
Finance Lease Obligations	1,134	1,819
Equipment Loans	289	928
	$61,243	$84,816

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2019, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2019, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

26.	SEGMENTED INFORMATION

The Company’s revenues for the year ended December 31, 2019 of $31,746 (2018 - $34,116; 2017 – $33,359) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine and the Avino Historic Above Ground stockpiles.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	2019	2018	2017
Silver	$14,030	$17,259	$20,159
Copper	13,953	12,996	8,227
Gold	10,326	9,866	10,131
Penalties, treatment costs and refining charges	(6,563)	(6,005)	(5,158)
Total revenue from mining operations	$31,746	$34,116	$33,359

For the year ended December 31, 2019, the Company had six customers (2018 – six, 2017 – three) that accounted for total revenues as follows:

	2019	2018	2017
Customer #1	$21,810	$23,314	$24,845
Customer #2	4,861	321	1,062
Customer #3	3,350	8,071	-
Customer #4	1,246	-	-
Customer #5	469	-	-
Customer #6	10	519	-
Customer #7	-	1,547	7,452
Customer #8	-	344	-
Total revenue from mining operations	$31,746	$34,116	$33,359

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2019	December 31, 2018
Exploration and evaluation assets - Mexico	$9,826	$9,692
Exploration and evaluation assets - Canada	1	37,089
Total exploration and evaluation assets	$9,827	$46,781

	December 31, 2019	December 31, 2018
Plant, equipment, and mining properties - Mexico	$35,239	$36,484
Plant, equipment, and mining properties - Canada	419	2,259
Total plant, equipment, and mining properties	$35,658	$38,743

On December 13, 2019, the Company sold Bralorne (see Note 5) which held substantially all of the Company’s non-current assets in Canada.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

27.	INCOME TAXES

(a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2019	2018	2017

Current income tax expense	$327	$1,052	$2,911
Deferred income tax recovery	(960)	(645)	(140)
Total income tax expense (recovery)	$(633)	$407	$2,771

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2019	2018	2017

Net income (loss) before income taxes	$(2,968)	$2,064	$5,436
Net loss from discontinued operations before income taxes	(29,126)	(31)	(143)
Net income (loss) before income taxes	$(32,094)	$2,033	$5,293
Combined statutory tax rate	27.00%	27.00%	26.00%

Income tax expense (recovery) at the Canadian statutory rate	(8,665)	549	1,376

Reconciling items:
Effect of difference in foreign tax rates	(120)	48	285
Non-deductible/non-taxable items	6,449	(121)	602
Change in unrecognized deductible temporary differences	1,263	(257)	1,086
Impact of foreign exchange	222	915	(491)
Special mining duties	231	117	511
Impact of change of tax rates	-	-	(322)
Revisions to estimates	58	(368)	(248)
Share issue costs	(174)	(231)	-
Other items	103	(245)	(106)

Income tax expense (recovery) recognized in the year	$(633)	$407	$2,771

The Company recognized a non-cash recovery of $235 for the year ended December 31, 2019 (2018 – expense of $379; 2017 – expense of $51) related to the deferred tax impact of the special mining duty. The Canadian income tax rate increased from 26% to 27% effective January 1, 2018, with a statutory impact prior to year-end. The impact of this change has been reflected in the consolidated financial statements.

	December 31,	December 31,
	2019	2018

Deferred income tax assets	$2,755	$4,654
Deferred income tax liabilities	(5,693)	(8,557)

	$(2,938)	$(3,903)

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in thousands of US dollars, except where otherwise noted)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2019	December 31, 2018

Reclamation provision	$571	$491
Non-capital losses	1,171	3,104
Other deductible temporary differences	1,013	1,059
Inventory	(243)	(94)
Exploration and evaluation assets	(3,340)	(6,378)
Plant, equipment and mining properties	(2,110)	(2,085)

Net deferred income tax liabilities	$(2,938)	$(3,903)

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

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2019	December 31, 2018

Tax losses carried forward	$24,229	$13,790
Share issue costs	1,352	1,263
Plant, equipment and mining properties	170	6,096
Exploration and evaluation assets	1,237	1,207
Investments	(1,273)	44
Reclamation provision and other	-	9,489

Unrecognized deductible temporary differences	$25,721	$31,889

The Company has capital losses of $14,156 carried forward and $10,073 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2022 to 2039. As at December 31, 2019, the Company had no Mexican tax losses available to offset future Mexican taxable income.

28.	SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company issued 675,145 common shares as settlement of accrued advisory services provided by Cantor Fitzgerald Canada Corporate (“Cantor”) for the completion of the sale of Bralorne.

In February 2020, the Company exercised 6,290,000 share purchase warrants in Talisker Resources (“Talisker”) at a price of C$0.25 per share. To fund the exercise, the Company sold 3,000,000 common shares of Talisker at an average price of C$0.57 per share.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: March 25, 2020	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

