Form 20-F
period 2020-12-31
AVINO SILVER & GOLD MINES LTD
filed 2021-03-18
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Tel: 604-682-3701, Email:  dwolfin@avino.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value	ASM	NYSE American, LLC
Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered

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

There were 89,568,682 common shares, without par value, issued and outstanding as of December 31, 2020.

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

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒	Emerging Growth Company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish will not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We will continue to file our Forms 20-F or 6-K until we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our "foreign private issuer status" we will be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for "foreign private issuers".

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING

TERMINOLOGY OF MINERAL RESERVES AND MINERAL RESOURCES

 As a British Columbia corporation, the Company, is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company files an Annual Report on Form 20-F as its Annual Information Form (“AIF”) with the British Columbia via the System for Electronic Document Analysis and Retrieval (“SEDAR”). Under the filing requirements for an AIF, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples, and mineral resource and mineral reserve estimates, if any. Further, the Company may describe its properties utilizing terminology such as “Proven Mineral Reserve” or “Probable Mineral Reserve” or “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” that are permitted by Canadian securities regulations.

United States investors are cautioned not to assume that any part of the mineral deposits, if any, in the “Proven Mineral Reserve” or “Probable Mineral Reserve” or “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” categories, as defined by Canadian Regulations will ever be converted into Mineral Reserves as defined by Regulation S-K. On October 31, 2018, the SEC adopted Item 1300 of Regulation S-K (“Item 1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act and the Exchange Act. All registrants are required to comply with Item 1300 for fiscal years ending after January 1, 2021. Accordingly, the Company must comply with Item 1300 for its fiscal year ending December 31, 2021, and thereafter. Item 1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.

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

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for the year ended December 31, 2020. For the year ended December 31, 2016, the Company’s consolidated financial information was presented in Canadian dollars and has been translated in this Form 20-F into United States dollars using the applicable exchange rates.

For the years ended December 31, 2020, 2019, 2018, 2017, and 2016, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB.

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

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended, and as at, December 31, 2020, 2019, 2018, 2017, and 2016. Subject to the comments above, the information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’

	2020	2019	2018	2017(1)	2016(1)
Summary of Operations:
Revenue	$16,022,000	$31,746,000	$34,116,000	$33,359,000	$34,692,000
Cost of sales	15,832,000	32,016,000	27,850,000	22,106,000	22,961,000
Mine operating income (loss)	190,000	(270,000)	6,266,000	11,253,000	11,731,000
Operating expenses	4,759,000	4,130,000	4,240,000	5,345,000	5,007,000
Income (loss) before other items and income taxes	(4,569,000)	(4,400,000)	2,026,000	5,908,000	6,724,000
Other items	(4,321,000)	1,432,000	38,000	(472,000)	(269,000)
Income (loss) before income taxes	(8,890,000)	(2,968,000)	2,064,000	5,436,000	6,455,000
Incomes taxes	1,408,000	633,000	(407,000)	(2,771,000)	(4,439,000)
Net income (loss) from continuing operations	(7,482,000)	(2,335,000)	1,657,000	2,665,000	2,016,000
Net loss from discontinued operations	(169,000)	(29,126,000)	(31,000)	(143,000)	-
Net income (loss)	(7,651,000)	(31,461,000)	1,626,000	2,522,000	2,016,000
Earnings (Loss) per share from continuing operations
Basic	$(0.09)	$(0.03)	$0.03	$0.05	$0.05
Diluted	$(0.09)	$(0.03)	$0.03	$0.05	$0.05
Earnings (Loss) per share
Basic	$(0.09)	$(0.45)	$0.03	$0.05	$0.05
Diluted	$(0.09)	$(0.45)	$0.03	$0.05	$0.05
Weighted average number of shares outstanding
Basic	83,180,069	69,980,178	56,851,626	52,523,454	42,695,999
Diluted	83,180,069	69,980,178	60,000,637	53,320,009	43,791,451

	2020	2019	2018	2017(1)	2016(1)
Balance Sheet Data:
Total assets	$68,780,000	$72,571,000	$108,588,000	$102,835,000	$94,131,000
Cash	11,713,000	9,625,000	3,252,000	3,420,000	11,780,000
Total liabilities	9,772,000	18,648,000	33,420,000	33,833,000	32,337,000
Shareholders’ equity	59,008,000	53,923,000	75,168,000	69,002,000	61,794,000
Share capital	108,303,000	96,396,000	88,045,000	81,468,000	80,785,000
Shares outstanding	89,568,682	76,592,388	63,337,769	52,718,153	52,431,001

____________

(1)Financial results for 2017 and 2016 are reflective of the change in retrospective change in accounting policy outlined at the beginning of Item 4-B, and disclosed in the Company’s audited consolidated financial statements.

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

We derive a significant portion of our revenue from the sale of silver and our results of operations will fluctuate as the prices of this metals change. A period of significant and sustained lower silver prices would materially and adversely affect our results of operations and cash flows. During the past fiscal year, silver prices have decreased and, in the event, mineral prices decline or remain low for prolonged periods of time; we might be unable to develop our existing exploration properties, which may adversely affect our results of operations, financial performance, and cash flows. An asset impairment charge may result from the occurrence of unexpected adverse events that impact our estimates of expected cash flows generated from our producing properties or the market value of our non-producing properties, including a material diminution in the price of silver and/or gold.

We may be required to raise additional capital to mine our properties.

The Company is currently focusing on further defining plans to mine its Avino mineralized material, as well as further exploration of the Avino properties in Mexico. The Company may be required to raise capital to further advance the Avino Mine and its infrastructure, as well as to explore the Avino properties. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company’s per share book value.

No assurances can be given that our continuing operations will be profitable

We began extracting and processing resources at levels intended by management at the San Gonzalo Mine during the fourth quarter of 2012 (ceasing operations in 2019), and at the Avino Mine in the third quarter of 2015. For the year ended December 31, 2020, we incurred net loss from continuing operations of ($7,482,000). For the years ended December 31, 2019, and 2018, we earned net (loss) income from continuing operations of ($2,335,000) and, $1,657,000, respectively. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will be profitable in the future.

We have no proven or probable mineral reserves, and our decision to commence extracting and processing resources at levels intended by management was not based on a study demonstrating economic recovery of any mineral reserves and is therefore inherently risky.

We have not established the presence of any proven or probable mineral reserves at any of our properties. Any mineralized material discovered or produced by us should not be considered proven or probable reserves.

In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Since we commenced extracting and processing resources of mineralized material at levels intended by management at the Avino Mine without a feasibility study, there is inherent uncertainty as to whether the mineralized material can be economically produced or if so, for what period of time. The absence of proven or probable reserves makes it more likely that our properties may cease to be profitable and that the money we spend on exploration and evaluation may never be recovered.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common shares or other securities convertible into or exchangeable for our common shares at prices that may not be the same as the price per share paid by investors. We may sell shares or other securities in any other offering at a price per share that is less than the then current trading price, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common shares, or securities convertible or exchangeable into common shares, in future transactions may be higher or lower than the price per share paid by an investor.

Impact of COVID-19 on mining operations.

Mexico has been particularly impacted by the COVID-19 pandemic. The Company’s mining operations have been temporarily shut-down since April 2020 first as a result of governmental COVID-19 quarantine and containment measures, and later in July 2020 due to a labour strike, which was resolved in October 2020. The labour settlement agreement must be approved by Mexican governmental labour authority. Although the Company takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to supply chains, operations, transportation, and mobility of people, which are beyond the control of the Company, and which have had and could continue to adversely affect the availability of components, supplies and materials, labour, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates, and other factors material to the Company, including in particular, the Company’s revenues and concentrate delivery schedule.

In 2012 and 2015, we decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine and the Avino Mine, respectively, without preparing a pre-feasibility study or bankable feasibility study which may subject us to more risks.

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine (which ceased operations during 2019) and the Avino Mine without preparing a pre-feasibility study or bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks. Our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing. Therefore, our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited information which may or may not be representative of information regarding the mines had we otherwise prepared a more comprehensive study. In addition, basing our decision to begin extracting and processing resources on limited information may make us susceptible to risks including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to extracting and processing activities at levels intended by management from pilot plant scale;
•	the inability to predict the amount of minerals within an area to be mine due the limited sample drilling programs which makes it a challenge to predict our revenues;
•	the preliminary nature of mine plans and processing concepts and applying them to full scale extracting and processing activities at levels intended by management;
•	determining operating/capital cost estimates and possible variances associated with constructing, commissioning and operating the Avino facilities based on limited information;
•	that metallurgical flow sheets and recoveries are based on information at the time and may not be representative of results of the Avino Mine; and
•	that we may underestimate capital and operating costs without a comprehensive bankable feasibility study.

Company has a limited number of customers.

The Company produces concentrates containing silver and gold. The Company sells its concentrates to metals traders and smelters. During the year ended December 31, 2020, one customer accounted for more than 75% of revenues. The Company believes that a small number of customers will continue to represent a significant portion of its total revenue. However, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s production. There is a risk that the Company could be subject to limited smelter availability and capacity, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Company may be subject to substantial decommissioning and reclamation costs.

The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at December 31, 2020, the Company had a provision of approximately $0.8 million for future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment. The present value of these reclamation provisions may be subject to change as a result of management’s estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Company’s operations are subject to political risk and government regulations

The Company’s mining, exploration and development activities are focused in Mexico and Canada, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to incur significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violations may require compensation of those suffering loss or damage by reason of the Company’s mining activities, and the Company may be fined if convicted of an offence under such legislation.

Mining and exploration activities in Mexico and/or Canada may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for the Company to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. The Company does not carry political risk insurance.

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax. Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value-added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

During 2013, the Mexico Senate passed tax reform legislation, which took effect on January 1, 2014. The tax reform includes an increase in the corporate tax rate from 28% to 30%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and the introduction of a mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum. These changes may have a material impact on the Company’s future earnings and cash flows, and possibly on future capital investment decisions.

Exploration and development risks.

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

Mining activities are inherently risky and subject to accidents.

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

Our concentrates are subject to theft and loss.

The concentrates produced by the Company have significant value, and are loaded onto road vehicles for transport to smelters in Mexico or to seaports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill. In addition, the Company may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Company has taken steps to secure its concentrate, whether in storage or in transit. The Company has insurance coverage for its inventory while in transit; however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Company’s financial results.

Our mining operations are subject to number of risks including uninsured risks which may result in suspension of operations.

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

During the period between the end of April to June 2020, the Company was required to shut down operations at the Avino Mine due to COVID-19 pandemic safety measures imposed by the Mexican authorities. In June 2020, mining operations briefly resumed, until a labour strike in July 2020 resulting in a suspension of operations. Although the labour strike was resolved in October 2020, operations at the Avino Mine cannot resume until the labour settlement agreement has been approved by the Mexican labour authority.

The exercise of our outstanding warrants, stock options into common shares and issuance of RSUs will result in ownership dilution to our shareholders and could temporary suppress the price of our common shares.

At December 31, 2020, we had outstanding warrants to purchase 2,890,774 common shares at a weighted average exercise price of $0.80 per share. At December 31, 2020, there were outstanding share options exercisable into 3,483,000 common shares at a weighted average exercise price of Cdn$1.77 and RSUs outstanding for the issuance of a further 2,874,000 common shares at a weighted average exercise price of Cdn$1.28. If all of these options and warrants are exercised and RSUs are issued, such issuance will cause ownership dilution to our shareholders. The dilution may result in a decline in the market price of our common shares.

Market forces may adversely affect the marketability of mineral resources.

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

The Company is subject to foreign corrupt practices laws.

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

In Mexico and British Columbia legal rights applicable to mining concessions or mineral claims, as applicable, are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions or mineral claims must accommodate and agree with surface land-owners on compensation in respect of mining activities conducted on such land.

We do not intend to pay dividends in the foreseeable future.

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

Our business is subject to competition.

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

If the Company fails to obtain or maintain the necessary permits, this may adversely affect the Company’s financial condition and business.

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

Political or economic instability or unexpected regulatory change may adversely affect the Company.

The Company is subject to a number of factors beyond its control. Our primary property is located in a foreign country that may be subject to political and economic instability, or unexpected legislative change than is usually the case in certain other countries, provinces and states. Our mineral exploration and mining activities could be adversely affected by:

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

We maintain our bank accounts in Canadian and U.S. Dollars and Mexican pesos. Any appreciation in the currency of Mexico or other countries where we may carry out exploration and mining activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries. In addition, any increase in the Canadian Dollar against the U.S. Dollar will result in a loss on our financial statements to the extent we hold funds in Canadian Dollars. Copper, gold and silver are typically sold in U.S. dollars. As a result, the Company is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar and the Mexican peso. To the extent that the Company generates revenues at the Avino Mine, it will be subject to foreign exchange risks as revenues will be received in U.S. dollars while certain operating and capital costs will be incurred primarily in Mexican pesos. A decline in the U.S. dollar would result in a decrease in the Company’s revenues and adversely impact the Company’s financial performance.

We may be subject to land reclamation requirements.

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

Current global financial conditions may adversely affect the Company’s ability to secure financing.

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

There may be potential conflicts of interest between the Company and our directors, officers, affiliates and promoters.

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

We are dependent on our management.

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

We are subject to competition for recruitment and retention of qualified personnel.

We compete with other exploration and mining companies, many of which have greater financial resources than us or are further in their advancement, for the recruitment and retention of qualified employees and other personnel. Competition for exploration and mining resources at all levels is highly cyclical and can quickly become very intense, particularly affecting the availability of manpower, drill rigs and supplies. Recruiting and retaining qualified personnel in the future is critical to the Company’s success. As the Company explores its Avino Mine and other properties, the need for skilled labour will increase. The number of persons skilled in the exploration of mining properties is limited and competition for this workforce is intense. The exploration and other initiatives of the Company may be significantly delayed or otherwise adversely affected if the Company cannot recruit and retain qualified personnel and/or obtain other exploration and mining resources as and when required.

Our common shares are subject to limited and volatile trading volume.

Although the Company’s common shares are listed on the NYSE American, the TSX, the Frankfurt Stock Exchange, referred to herein as the “FSE”, and the Berlin Stock Exchange, the volume of trading has been limited and volatile in the past and may likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their common shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Our common shares are subject to volatile share price.

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

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company’s directors and officers are residents of Canada and all of the Company’s material assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In particular, most of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. In addition, the application of withholding tax, value added tax, goods and services tax, sales taxes and other non-income taxes is not always clear and we may be subject to tax audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable and our tax reserves are adequate to cover any potential liability. However, tax authorities in certain jurisdictions may disagree with our position, including the propriety of our related party arm’s length transfer pricing policies and the tax treatment of corresponding expenses and income. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow.

Changes to tax laws in any of the jurisdictions in which we operate or plan to operate in the future could have a material adverse effect on our business, results of operations, and financial condition.

We are a multinational company that is subject to complex taxation regimes in numerous jurisdictions. Our future effective tax rates could be affected by changes in tax laws or their interpretation in any of those jurisdictions. Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. Changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

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

The Company is a reporting issuer in all of the Provinces of Canada, except for Quebec, a foreign private issuer in the United States, and is listed on the Toronto Stock Exchange, under the symbol “ASM”, on the NYSE-American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”. The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

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
•

The Company entered into a long-term sales agreement with Samsung C&T U.K. Limited (“Samsung"). Further, Samsung has provided Avino with a term facility which has provided capital to facilitate further expansion and development of the Avino Mine.

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

Seasonality

Certain of our exploration properties are located in British Columbia and the Yukon. The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in our operations. As a result, the preferable time for activities in these regions is spring and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restrictions being imposed to monitor the risks of forest fires.

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

D. Property, plant and equipment

The Company was extracting resources and processing it to yield a bulk silver/gold concentrate at the San Gonzalo Mine ceasing operations in 2019 and a copper concentrate from the Avino Mine, both of which are located on the Avino property in Durango, Mexico. The Company is also exploring options to re-process a large tailings resource left from past mining on the Avino property.

All of the Company’s mineral property interests in Canada are wholly-owned by the Company. In Mexico, the Company has a 99.67% interest in Avino Mexico, a Mexican company which is involved in the mining of commercial resources and resource exploration and evaluation, including the operation of the Avino and San Gonzalo Mines.

The Company owns and manages its Canadian properties. Exploration in Canada was previously focused on the Bralorne Mine project in southwest British Columbia which was acquired by the Company in 2014. The Bralorne Mine project was considered in the advanced exploration phase and extracting and processing resources at trial levels took place between 2011 and 2014. In calendar 2019, the Company sold the Bralorne Mine. Avino has in recent years conducted limited prospecting, trenching and drill programs on the Eagle (which was optioned to Alexco Resource Corp. and returned to the Company), Olympic-Kelvin, and Minto properties.

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

The property is situated as illustrated in the figures below:

General Property Location Map

Regional Property Location Map

Accessibility and Local Resources

The property is accessible by road and is an important part of the local community from which skilled workers are available. Access is provided by Highway 40, a four-lane highway leading from Durango, past the airport and on to the city of Torreon in Coahuila. Successive turn-offs for the property are at Francisco I Madero, Ignacio Zaragoza, and San José de Avino. The Avino mineral concessions are covered by a network of dirt roads which provide easy transport access between all areas of interest on the property and the mill at the main Avino Mine.

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

Geology and Mineralization

The property is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists mainly of volcanic flows, sills, and tuffaceous layers of andesite, rhyolite, and trachyte. Individual rock units vary from 300 to 800 m in thickness. Andesitic rocks outcrop over most of the region with other rock types occurring more sparsely to the north.

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

Perspective View of the Property Looking North and Showing the Three Deposits

Property Ownership

The current Avino property is comprised of 23 mineral concessions, totalling 1,103.934 ha.

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

Mineral Concessions and Agreements

The current property is comprised of 23 mineral concessions, totalling 1,103.934 ha. Of these, 22 mineral concessions totalling 1,005.104 ha, are held by Avino Mexico, Promotora Avino SA de CV, and Susesion de la Sra. Elena del Hoyo Algara de Ysita. Ownership proportions and mineral concessions are summarized in the tables following the next paragraphs regarding Claim Staking and Mineral Tenure in Mexico.

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

Map of Avino Mine Property Concessions

On February 18, 2012, through its subsidiary company Avino Mexico, Avino re-entered into an agreement (the Minerales Agreement) with Minerales de Avino, S.A. de C.V. (“Minerales”), whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino vein and ET Zone.

Pursuant to the Minerales Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino must pay to Minerales the sum of $250,000, by the issuance of common shares of Avino. Avino will have a period of 24 months for the development of mining facilities.

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

Minerales has also granted to Avino the exclusive right to purchase a 100% interest in the concession at any time during the term of the Minerales Agreement (or any renewal thereof), upon payment of $8 million within 15 days of Avino’s notice of election to acquire the Property. The purchase would be completed under a separate purchase agreement for the legal transfer of the concession.

During the month of May of each year, Avino must file assessment work made on each concession for the immediately preceding calendar year. During the months of January and July of each year, Avino must pay in advance the mining taxes which are based on the surface of the concession and the number of years that have elapsed since it was issued.

Consistent with the mining regulations of Mexico, cadastral surveys have been carried out for all the listed mineral concessions as part of the field staking prior to recording. It is believed that all concessions are current and up to date. Mineral concessions in Mexico do not include surface rights. Avino has entered into agreements with communal land owners (Ejidos) of San José de Avino, for the temporary occupation and surface rights of the concessions.

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

In 1880, the mines were taken over by Avino Mines Ltd., a company controlled by American and English interests. With aid of new industrial technology the Avino Mine developed into a more efficient mining operation. By 1908, the Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest smelters.

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

San Gonzalo Mine

The history of the San Gonzalo deposit is not well known. Shallow workings from an old mine are present in the San Gonzalo vein, and they consist of small underground workings which were originally accessed by a five-level vertical shaft. These workings were sampled by M. Evans in 1954. The workings are accessible through a raise that was driven in 2012 which is being used for ventilation. No attempts have been made to duplicate the results of the 1954 sampling. The limits of past workings have been taken from old maps but are assumed to be reasonably accurate.

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

The San Gonzalo Mine has been the subject of four mineral resource estimates, the most recent of which was published on January 13, 2021; please see the section below on Mineral Resource Estimates for more details.

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

During 2018, underground advancement totaled 3,462 metres with the ramp advancing to level 17. Breakdown of the advance consisted of 1,502 metres of drifts, 224 metres of ramp, 1,336 metres of crosscuts and 400 metres of raises. Production mining with the Trac Drill took place on all the developed levels up to level 17. Some mill feed from development mining came from levels 15.5 and 16. The drill results were disclosed as follows:

•	The Company announced drill results from Avino Open Pit Mine area on its press release dated December 4, 2018 and on Form 6-K with SEC on the same date;
•	The Company announced drill results from the El Chirumbo and Guadalupe Area of the Avino Property on its press release dated July 11, 2018 and on Form 6-K with SEC on the same date;
•

The Company announced drill results from its current exploration drill program on the El Chirumbo, Guadelupe, and San Juventino Area of the Avino Property on its press release dated February 6, 2018 and on Form 6-K with SEC on the same date.

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

During 2020, underground advancement totaled 1,267 meters. There were no advancements with the ramp as level 17 is the deepest level of the mine currently. Production mining with the trac drill and jumbo took place on level 16.5 and 17.

The Avino Mine has been the subject of four mineral resource estimates, the most recent of which was published on January 13, 2021; please see the section below on Mineral Resource Estimates for more details.

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

For 2020, there were no changes to the tailings storage plans or the oxide tailings resource.

The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. For further details regarding the oxide tailings, please see the sections below titled: Mineral Resource Estimates and Preliminary Economic Assessment on the Oxide Tailings Resource or the Company’s Technical Report on the Avino Property, dated January 13, 2021.

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

While water supply was found to be limiting in the past, Avino has taken the necessary steps to secure adequate supply. To supplement the 1 Mm3 dam built by Avino in 1989, a well (Galeana) was drilled to the west of the mine site in 1996 to a depth of 400 m and is reported to have a water level at 40 m below the collar. From this, a pipeline connection has been installed to the mine. Additionally, Avino Mexico, in cooperation with the government, has repaired a government dam (El Caracol) and raised the dam wall by 6 m. A pipeline to the mine has also been installed. This dam is shared with the population of Pánuco de Coronado for their irrigation needs, as 60% for the mine and 40% for the town, with government setting the annual total take to which percent sharing applies. Mine site water use is from a combination of tailings water reclaim, El Caracol, and Galeana with preference given to mine site sources for which no water conservation charge was applicable.

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

For 2020 there have been no material changes to the mill and equipment. The processing configuration is tabulated below

Circuit #	Operating Throughput (TPD)	Sources of Mill Feed	Operating Status
1	250	Avino Mine (“Hanging Wall Breccia”)	Online
2	250	Avino Mine (“ET”)	Online
3	1,050	Avino Mine (“ET”)	Online
4	1,050	Avino Mine (“ET”)	Online

•	In 2020 Circuit 1 processed mineralized material from Hanging Wall Breccia (“HWB”) area of the Avino Mine.
•	Circuit 2 is expected to continue to process mineralized material from the Elena Tolosa (“ET”) area of the Avino Mine.
•	Circuit 3 is expected to continue to process mineralized material from the Elena Tolosa (“ET”) area of the Avino Mine.
•	Circuit 4 is expected to process mineralized material from Elena Tolosa (“ET”) area of the Avino Mine.

____________

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

Costs Incurred to Date

The table below for the years ended December 31, 2016 to December 31, 2020 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements for the periods ending on such dates.

	Exploration and Evaluation Expenditures		Capital Expenditures	Mine Operating Expenditures		Administrative Expenditures*	Total

2016	67,000	(1)	4,601,000	22,961,000	(1)	4,940,000	32,569,000
2017	1,055,000		7,560,000	22,106,000		5,329,000	36,050,000
2018	658,000		10,831,000	27,850,000		4,182,000	43,521,000
2019	134,000		3,223,000	32,016,000		4,130,000	39,503,000
2020	223,000		1,460,000	15,832,000		4,759,000	22,274,000

_________

*Operating and administrative expenses do not reflect other income or expenses or other comprehensive income or loss.

(1)Exploration and evaluation and mine operating expenditures for 2017 and 2016 are reflective of the change in retrospective change in accounting policy outlined at the beginning of Item 4-B, and disclosed in the Company’s audited consolidated financial statements.

Below is a table summarizing the estimated planned future costs for 2021. The Company will need to raise capital to meet its planned future costs. No assurance can be given that the Company will be able to raise the amounts in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Mine Operating and Administrative Expenses	Capital and Exploration and Evaluation Expenditures	TOTAL
2021	$24,865,000	$10,308,000	$35,173,000

Mineral Reserve Estimates

There are currently no mineral reserves on the Property.

Mineral Resource Estimates

Below is a summary of current mineral resources at the San Gonzalo and Avino Mines as well as the oxide tailings mineral resource (as reported in the January 13, 2021 Technical Report on the Avino Property, Durango, Mexico) grouped into the measured, indicated and inferred categories (the “Technical Report”). The effective date of the resource estimates is October 31, 2020.

The mineral resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., who is a “Qualified Person” within the meaning of National Instrument 43-101 and who is an employee of Red Pennant Geoscience Ltd. (previously, Ausenco Engineering Canada Inc) and independent of Avino, as defined by Section 1.5 of NI 43-101.

Avino Mine Mineral Resources Summary as at October 31, 2020
Measured & Indicated Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu %	AgEQ Million Tr Oz*	Ag Million Tr oz	Au Thousand Tr Oz	Cu Tonnes
Measured	Avino - ET	60	4,760,000	120	74	0.63	0.55	18.4	11.3	97.0	26,300
Measured	San Gonzalo System	130	267,000	356	263	1.36	0.00	3.1	2.3	12.0	0
Total Measured	All Deposits		5,027,000	133	84	0.67	0.55	21.5	13.6	109	26,300
Indicated	Avino - ET	60	13,890,000	107	59	0.68	0.41	47.9	26.5	304	56,700
Indicated	San Gonzalo System	130	216,000	304	230	1.09	0.00	2.1	1.6	8.0	0.00
Indicated	Oxide Tailings	50	1,120,000	124	89	0.42	0.00	4.5	3.2	15.0	0.00
Total Indicated	All Deposits		15,226,000	111	64	0.67	0.37	54.5	31.3	327	56,700
Total Measured & Indicated			20,253,000	117	69	0.67	0.41	75.9	44.9	436	83,000

Inferred Mineral Resources
Inferred	Deposit	Cut-off (AgEQ g/t)	Metric tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu %	AgEQ Million Tr Oz*	Ag Million Tr oz	Au Thousand Tr Oz	Cu T
Inferred	Avino - ET	60	5,230,000	95	51	0.64	0.34	16.0	8.5	108	17,700
Inferred	San Gonzalo System	130	85,000	298	233	0.96	0.00	0.8	0.6	3.0	0
Inferred	Oxide Tailings	50	1,230,000	125	85	0.47	0.00	5.0	3.4	19.0	0
Total Inferred	All Deposits		6,545,000	103	59	0.61	0.27	21.8	12.5	129.0	17,700

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

Based on recent mining costs (Section 21) Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, and oxide tailings, respectively.

AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces

Cut-off grades were calculated using the following consensus metal price assumptions: gold price of US$1,875/oz, silver price of US$24.00/oz, and copper price of US$3.10/lb.

Metal recovery is based on operational results and column testing.

The silver equivalent was back calculated using the following formulas: ET AgEQ = Ag + 65.1 * Au + 8.66 * Cu ppm / 10,000 ; SG AgEQ = Ag + 72.54 * Au; Oxide Tailings AgEQ = Ag + 84.55 * Au.

Method of Calculation

The estimation methods used were substantially the same for all three deposits (Ordinary Kriging), providing a consistent baseline for strategic planning.

Mineral resources were estimated by ordinary kriging, optimized using kriging neighborhood analysis and verified by means of nearest neighbor and inverse distance methods, swathplot comparisons of estimates and visual inspections. Block models were created for the San Gonzalo and Avino Vein Systems and the Oxide Tailings deposit and estimates were made utilizing blocks of sizes 20 m easting x 5 m northing x 10 m elevation for Avino (ET Mine), sizes 10 m easting x 5 m northing x10 m elevation for San Gonzalo and 40 m easting x 40 m northing x 2 m elevation for Oxide Tailings.

Classification of the mineral resource was based on ‘slope of regression’ as a measure of uncertainty, with adjustment to practical geometries using geological knowledge of the deposit.

Fundamental changes since the previous mineral resource estimates are (1) depletion due to mining (over 800 thousand tonnes milled since the beginning of 2017), (2) significant new sampling information (3) changes to cut-off calculations and (4) reclassification of mineral resources in the light of improved understanding of confidence in the deposits from the underground channel samples and drill hole samples.

More sampling information does not always lead to direct increases in resource tonnages and contained metal. In some cases, the new information provides improved understanding (developed by variogram modelling and kriging neighborhood analysis) that may demote some portions of mineral resource from high confidence categories, such as measured and indicated, to a lower confidence category such as inferred.

Currently, for the San Gonzalo and Avino Vein Systems, estimated blocks more than thirty five metres from sampling are not considered to be of sufficient confidence to be included in the indicated category resources and have been classified as inferred resources.

For the Oxide Tailings, estimated blocks more than fifty metres from sampling are not considered to be sufficiently confident to be included in the indicated category resources.

Silver equivalent cut-off grades were applied to satisfy the condition of reasonable prospects for eventual economic extraction and were calculated using conversion formulas AgEQ = Ag + 65.1 * Au + 8.66 * Cu for Avino Vein, AgEQ = Ag + 84.55 * Au for oxide tailings and AgEQ = Ag + 72.54 * Au for San Gonzalo vein System.

Cut-off grades were calculated using current costs, silver price of US$24.00oz, gold price of US$1,875/oz and copper price of US$3.10/lb.

Mineral Resource Discussions

Oxide Tailings

A mineral resource was estimated for the oxide tailings generated from prior historical mining operations, using ordinary kriging (OK) interpolation and uncapped grades. The assay values for this estimate are based on 28 drill holes, which were completed on the oxide tailings by Compañía Minera Mexicana de Avino, S.A. de C.V. in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. The oxide tailings are estimated to contain a 2.34 Mt inferred mineral resource at a grade of 91.3 g/t silver and 0.54 g/t gold, with a 50 g/t silver cut-off. The entire resource is classified as an inferred mineral resource, based on the historical nature of the drilling (prior to the institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements). Verification samples collected confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign and confirmed that the Mine's lab assays are not materially different from those of external labs. It is Red Pennant Geoscience Ltd.’s opinion that the oxide tailings sampling data are considered sufficient to support the purpose of the Technical Report and a current inferred mineral resource.

Mineral Resources

The new mineral resource estimates include data from 57 holes drilled during the last two years. Due to closer drill hole spacing, there is sufficient information to justify elevating 1,330,000 tonnes of the previous 2,340,000 tonnes of inferred resources to the indicated category. However, there is still an additional inferred resource of 1,810,000 tonnes in the new estimate. The oxide tailings resource is accessible on surface and contains significant gold and silver grades. The resource estimate used for the oxide tailing resource is outlined in the table above at a cut-off grade of 50 AgEQ g/t. Note on Mineral Resources and Production

Mineral resources that are not mineral reserves do not have demonstrated economic viability. No current preliminary economic assessment, pre-feasibility study, or feasibility study has been carried out on the Company’s mineral resources. The Company has determined extraction and processing of its mineral resources at levels intended by management without undertaking any further formal studies.

Recommendations

The Technical Report contains the following recommendations for further work:

Database Management and Underground Sampling

It is recommended that tailings sampling and QA/QC data be added to the drillhole and channel sampling database. The underground sampling should be improved by making an advance drift along the footwall side of the Avino Vein system from which fan drilling at 40 metre intervals can be drilled to provide advanced and balanced sample coverage. The Company should develop the database for specific gravity data using drill cores, grab samples from controlled underground exposures, and large samples cut from the faces of the oxide tailings. QA/QC standards and blank submissions should be included in the master database, and bismuth (which is a significant deleterious penalty element) should be assayed at the same rate as copper to provide detailed information for mine planning.

Resource Estimation

An internal capacity to perform mineral resource estimation using geostatistical methods should be developed.

Exploration for the Western Extension of the Avino Vein

The known portion of the Avino Vein system west of San Luis terminations on a post-mineralization fault, and it is recommended that the extension to the system be investigated.

Long-Term Mine Planning

It is recommended that the Company prepare a long-term mine plan based on the resource estimates.

Metallurgical Studies

It is recommended that the Company further optimize its processing conditions, including metallurgical tests, to improve metallurgical performances for the mill feeds.

Oxide and Sulphide Tailings

Further tests are recommended to evaluate the metallurgical performances of the tailing samples, including the sulphide tailings samples. The test work should include: head characterization and mineralogical determination; leaching condition optimization, leaching retention time, agglomeration binding material types and dosages; determination of the effect of the particle size distribution on metal extraction and agglomeration; further confirmation of the effect of flotation pre-concentration on improving metal recovery; residual cyanide management tests, and further evaluations to compare heap leach vs. tank leach methods. The potential for handling sulphide tailings as a mineralized material, rather than waste material, should be investigated based on appropriate metallurgical tests, and optimization of the mine plan for the oxide tailings should be conducted.

Environmental

Government agencies should be consulted prior to the permitting process to determine if current permits for the San Gonzalo Mine can be revised for an oxide tailings project. Permitting costs and the cost of expropriation of agricultural land for the leach pad, and the cost of water which would have to be redirected to the heap leach project, should be investigated, and the cost for monitoring environmental effects post-mine closure needs to be estimated in a detailed study.

Qualified Person(s)

The Qualified Persons as defined by NI 43-101, who supervised and are responsible for the Technical Report, and have reviewed the scientific, technical and financial content of this Annual Report, are Hassan Ghaffari, MASc., P.Eng., Jianhui Huang, PhD., P.Eng, and Barnard Foo, M.Eng. MBA, P.Eng., all of Tetra Tech Canada Inc., and Michael O’Brien P.Geo., Pr.Sci.Nat., who is an employee of Red Pennant Geoscience Ltd. (previously, Ausenco Engineering Canada Inc.) and independent of Avino, as defined by Section 1.5 of NI 43-101.

San Gonzalo Mine – Resource Depletion

The mineral resource estimate at San Gonzalo factors in depletion from ongoing mining activities up to the effective date of October 31, 2020. As at December 31, 2019, management had determined that the economic life of the San Gonzalo Mine was Nil, and had stopped the processing of mineralized ore.

Avino Mine – Resource Depletion

The mineral resource estimate at Avino factors in depletion from ongoing mining activities up to the effective date of October 31, 2020.

Exploration - Avino Vein

Early Drilling (Prior to Mine Closure), 1968 to 2001

Between 1968 and 2001, at least 25 diamond drill holes, ranging in length from 132 to 575 m, are reported to have been drilled from surface into the Avino vein. Included in this total are 10 holes that were drilled by Selco in 1970 when they were re-habilitating some of the old underground workings to provide access for sampling. No further information on these drill holes was available to Tetra Tech and they are not included in the resource estimate for the Avino vein.

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

In 2020, no new holes were drilled.

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

In 2020, there were no current exploration program and active mining has ceased at the San Gonzalo mine.

Reclamation

The Company has mine closure and reclamation plans for the Avino and San Gonzalo Mines and has estimated the undiscounted value of reclamation at approximately $1.2 million for the Avino Mine and approximately $0.1 million for the San Gonzalo Mine as at December 31, 2020.

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

	2020		2019			2018
	Avino Historic Above Ground Stockpiles	Avino Mine	San Gonzalo	Avino Historic Above Ground Stockpiles	Avino Mine	San Gonzalo	Avino Historic Above Ground Stockpiles	Avino Mine

Processed
Tonnes	4,711	199,575	56,179	306,334	427,147	79,140	202,830	426,794
Grade
Gold (g/t)	0.31	0.40	0.46	0.36	0.45	1.03	0.41	0.49
Silver (g/t)	59	54	118	55	44	222	58	53
Copper (%)	N/A	0.58	N/A	0.18	0.56	N/A	0.2	0.6

Concentrate Produced
tonnes	33	4,911	1,442	2,737	10,075	3,174	1,890	9,395
Grade
Gold (g/t)	17.73	13.03	11.79	21.12	14.26	19.15	22.99	15.31
Silver (g/t)	4,214	2,014	3,185	3,355	1,576	4,250	3,540	2,030
Copper (%)	6.66	20.38	N/A	6.75	20.23	N/A	6.53	21.96

Concentrate Sold
tonnes	528	6,955	1,741	4,483	9,366	4,052	1,818	8,315
Grade
Gold (g/t)	15.16	11.55	18.56	17.46	12.41	20.08	22.48	14.75
Silver (g/t)	2,015.93	1,392	2,725	2,100	1,339	3,451	2,582	2,015
Copper (%)	N/A	20.57	N/A	8.13	20.82	N/A	6.84	23.11
Average Realized Pricing (US$/oz)
Gold ($/oz)	1,640.43	1,745.82	1,367.80	1,407.41	1,403.98	1,251.07	1,259.82	1,254.78
Silver ($/oz)	14.98	18.37	15.50	16.18	16.18	15.44	15.41	15.33
Copper ($/lb)	N/A	2.60	N/A	2.70	2.70	N/A	2.94	2.92

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

In August 2020, the Company optioned “El Laberinto Property” and “Ana Maria Property” to Silver Wolf Exploration Ltd. (formerly, Gray Rock Resources Ltd.). Please see “Option of Ana Maria and El Laberinto Properties” below.

Proposed Work Program. No further work is proposed at this time.

Other Properties (Durango, Mexico) – Not Active

Avino also has mineral rights for 5 other properties in the Durango State of Mexico, described below:

The Ana Maria property, located near Gomez Palacio, consists of 9 adjoining concessions and covers approximately 2,545 hectares. Avino assembled the land package in 2001 and 2002. In August 2020, the Company optioned “El Laberinto Property” and “Ana Maria Property” to Silver Wolf Exploration Ltd. (formerly, Gray Rock Resources Ltd.). Please see “Option of Ana Maria and El Laberinto Properties” below.

The El Hueco property, located near Silver Standard’s Pitarilla mine close to the town of Santiago Papasquiaro is comprised of 5 adjoining concessions and covers approximately 1,312.42 hectares. Avino assembled the land package between 1999 and 2005.

The La Potosina, El Fuerte, and Aranjuez concessions, used to be contiguous with the Avino Mine property where the bulk of the work has been taking place, but claims in between these mining concessions and the Avino Mine property have been dropped.

Avino considers these properties to be of merit, however, has no current plans for exploration and evaluation at this time.

Option of Ana Maria and El Laberinto Properties

By an option agreement dated August 12, 2020 (the “Option Agreement”), Avino has optioned to Silver Wolf Exploration Ltd. (“Silver Wolf”; formerly, Gray Rock Resources Ltd.), or its assign, the right to purchase the Ana Maria and El Laberinto Properties, consisting of ten (10) mining concessions comprising a total area pf 2,640.7 ha, located in the State of Durango, Mexico. Silver Wolf is a reporting issuer in British Columbia and Alberta, whose common shares are listed for trading on the TSX Venture Exchange (“TSXV”).

Under the terms of the Option Agreement, to exercise the option to purchase the properties, Silver Wolf must:

(a)

Issue to Avino share purchase warrants to purchase up to 300,000 common shares at an exercise price of C$0.20 per share, exercisable for a period of three (3) years from the date of acceptance of the Option Agreement by the TSXV (the “Approval Date”);

(b)

Issue to Avino C$50,000 worth of Silver Wolf’s common shares at the volume weighted average price of such shares for the ten (10) trading days immediately following the Approval Date, subject to a minimum of C$0.20 per share (or a maximum of 250,000 shares);

(c)

Pay C$50,000 in cash to Avino, or issue to Avino C$50,000 worth of Silver Wolf’s common shares at the volume weighted average price of such shares for the ten (10) trading days immediately following the Approval Date, subject to a minimum of C$0.20 per share (or a maximum of 250,000 shares) on or before the first anniversary of the Approval Date;

(d)

Pay C$100,000 in cash to Avino, or issue to Avino C$100,000 worth of Silver Wolf’s common shares at the volume weighted average price of such shares for the ten (10) trading days immediately following the Approval Date, subject to a minimum of C$0.20 per share (or a maximum of 500,000 shares) on or before the second anniversary of the Approval Date;

(e)

Pay C$200,000 in cash to Avino, or issue to Avino C$200,000 worth of Silver Wolf’s common shares at the volume weighted average price of such shares for the ten (10) trading days immediately following the Approval Date, subject to a minimum of C$0.20 per share (or a maximum of 1,000,000 shares) on or before the third anniversary of the Approval Date;

(f)

Pay C$200,000 in cash to Avino, or issue to Avino C$200,000 worth of Silver Wolf’s common shares at the volume weighted average price of such shares for the ten (10) trading days immediately following the Approval Date, subject to a minimum of C$0.20 per share (or a maximum of 1,000,000 shares) on or before the fourth anniversary of the Approval Date; and

(g)	Assume liability for and pay the semi-annual assessment fees to the Mexican government to maintain the properties in good standing during the term of the Option Agreement.

Further, Silver Wolf must incur a total of C$750,000 in exploration expenditures on the properties, as follows:

(a)	C$50,000 on or before the first anniversary of the Approval Date;
(b)	A further C$100,000 on or before the second anniversary of the Approval Date; and
(c)	A further C$600,000 on or before the fourth anniversary of the Approval Date.

There has been no material exploration work conducted on the Ana Maria or El Laberinto Properties by Avino, and these properties are not material to its current operations in Mexico.

There is one director in common to both Avino and Silver Wolf, namely, David Wolfin, who is also the control person of Silver Wolf. The two companies also share the same Chief Financial Officer and Corporate Secretary. Independent special committees of the boards of directors of each of the parties negotiated and recommended the transaction to their respective board of directors, and Mr. Wolfin abstained from voting thereon.

The Option Agreement has been accepted for filing by the TSXV for Silver Wolf.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2020, 2019 and 2018 included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) for the years ended December 31, 2020, 2019 and 2018.

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

The operating results for the San Gonzalo Mine for the most recent 3 fiscal years are as follows:

	2018 Total	2019 Total	2020 Total
Total Mill Feed (dry tonnes)	79,140	56,179	-
Feed Grade Silver (g/t)	222	118	-
Feed Grade Gold (g/t)	1.03	0.46	-
Bulk Concentrate (dry tonnes)	3,174	1,442	-
Bulk Concentrate Grade Silver (kg/t)	4.25	3.18	-
Bulk Concentrate Grade Gold (g/t)	19.15	11.79	-
Recovery Silver (%)	77	69	-
Recovery Gold (%)	75	66	-
Mill Availability (%)	95.5		-
Total Silver Recovered (kg)	13,500	4,591	-
Total Gold Recovered (g)	60,800	17,003	-
Total Silver Recovered (oz) calculated	434,020	153,372	-
Total Gold Recovered (oz) calculated	1,955	581	-
Total Silver Equivalent Recovered (oz) calculated*	592,098	215,148	-

____________

* Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq),

* In 2020, AgEq was calculated using metals prices of $20.55 oz Ag, $1,769 oz Au and $2.80 lb Cu. In 2019, AgEq was calculated using metals prices of$16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu.

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

Year-end totals for 2018 through 2020 from the Avino Mine and AHAG’s Operations are reported as follows:

Avino Mine Production Totals

	2018 Totals	2019 Totals	2020 Totals
Tonnes Mined	428,075	456,100	190,061
Underground Advancement(m)	3,804	3,835	1,792
Total Mill Feed (dry tonnes)	426,794	427,147	199,575
Feed Grade Silver (g/t)	53	44	54
Feed Grade Gold (g/t)	0.49	0.45	0.40
Feed Grade Copper (%)	0.55	0.56	0.58
Copper Concentrate (dry tonnes)	9,395	10,075	4,911
Copper Concentrate Grade Silver (kg/t)	2.03	1.58	2.01
Copper Concentrate Grade Gold (g/t)	15.31	14.26	13.03
Copper Concentrate Grade Copper (%)	21.96	20.23	20.38
Recovery Silver (%)	84	85	90
Recovery Gold (%)	69	73	75
Recovery Copper (%)	87	86	88
Total Silver Recovered (kg)	19,109	15,871	9,730
Total Gold Recovered (g)	143,843	139,131	59,584
Total Copper Recovered (kg)	2,062,465	2,069,833	1,026,518
Total Silver Recovered (oz) calculated	614,361	510,270	312,819
Total Gold Recovered (oz) calculated	4,625	4,473	1,916
Total Copper Recovered (lbs) calculated	4,546,952	4,563,195	2,263,082
Total Ag Eq. (oz) calculated*	1,847,303	1,656,091	835,370

___________

* Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq),

* In 2020, AgEq was calculated using metals prices of $20.55 oz Ag, $1,769 oz Au and $2.80 lb Cu. In 2019, AgEq was calculated using metals prices of$16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu.

Historic Avino Mine Stockpile Production Totals

	2018 Totals	2019 Totals	2020 Totals
Total Mill Feed (dry tonnes)	202,830	306,334	4,711
Feed Grade Silver (g/t)	58	55	59
Feed Grade Gold (g/t)	0.41	0.36	0.31
Feed Grade Copper (%)	0.16	0.18	0.15
Bulk Concentrate (dry tonnes)	1,890	2,737	33
Bulk Concentrate Grade Silver (kg/t)	3.54	3.36	4.21
Bulk Concentrate Grade Gold (g/t)	22.99	21.12	17.73
Bulk Concentrate Grade Copper (%)	6.53	6.75	6.66
Recovery Silver (%)	57	54	50
Recovery Gold (%)	52	53	41
Recovery Copper (%)	38	35	31
Total Silver Recovered (kg)	6,697	9,181	139
Total Gold Recovered (g)	43,454	57,809	586
Total Copper Recovered (kg)	123,409	184,639	2,203
Total Silver Recovered (oz) calculated	215,312	295,169	4,481
Total Gold Recovered (oz) calculated	1,397	1,859	19
Total Copper Recovered (lbs) calculated	272,070	407,059	4,857
Total Ag Eq. (oz) calculated*	380,766	525,803	6,860

_____________

* Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq),

* In 2020, AgEq was calculated using metals prices of $20.55 oz Ag, $1,769 oz Au and $2.80 lb Cu. In 2019, AgEq was calculated using metals prices of$16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu.

Results of Operations

Twelve months ended December 31, 2020 compared with twelve months ended December 31, 2019

Revenues

Revenues for the year ended December 31, 2020 were $16,022,000. Revenues relate to the sale of bulk silver and gold concentrate produced from the San Gonzalo Mine, bulk copper, silver and gold concentrates produced from the Avino Mine, and bulk copper, silver and gold concentrates from the Avino Historical Above Ground Stockpiles. Revenues for the comparable year were $31,746,000. The decrease in revenues of $15,724,000 in the current year can be attributed to a decrease in the number of AgEq oz. sold by 54% due to the temporary mine closures during 2020 described below, and was partially offset by an increase in the average realized price of silver by 10%, compared to the year ended December 31, 2019.

Revenues decreased for the year ended December 31, 2020, compared to December 31, 2019, mainly due to lower ounces sold as a result of a planned reduction in monthly sales due to the temporary shutdown due to COVID-19. Revenues also decreased due to the unplanned temporary stoppage to mining operations caused by a strike action from the Company’s unionized workers at the Avino Mine during the second half of 2020.

The lower revenues were partially offset by an increase in average realized metal prices in the latter part of Q2 2020, specifically in June, as well as in July & August of 2020.

Metal prices for revenues recognized during the year ended December 31, 2020, averaged $18.03 per ounce of silver, $1,737 per ounce of gold, and $5,724 per tonne of copper, compared to $16.06, $1,399, and $5,961, respectively, in 2019.

Operating and administrative expenses

Operating expenses, or cost of sales, includes production costs from mining operations and depreciation and depletion. Production costs for the year ended December 31, 2020 were $15,832,000 compared to $32,016,000 for the year ended December 31, 2019, a decrease of $16,184,000. As a result of the temporary shutdown due to COVID-19 and temporary mine operations stoppage caused by company’s unionized workers strike during second half 2020, costs were lower overall due to lower than anticipated tonnes mined and processed, as well as sales initiatives to maximize realized prices per ounce, partly offset by lower silver equivalent ounces sold from 1.07 million AgEq oz. in 2020, a decrease of 1.27 million, or 54%, from 2.35 million AgEq oz. sold in 2019.

Administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion, as well as share-based payments, and were $4,759,000 for the year ended December 31, 2020, compared to $4,130,000 for the year ended December 31, 2019, an increase of $629,000. Operating and administrative expenses increased compared to the year ended December 31, 2019, mainly due to an increase to share-based payments are a result of the vesting of stock options and RSUs at higher valuations during the year ended December 31, 2020, compared to the same period in 2019, this is a result of the increase in the Company’s share price from January 1 to December 31, 2020, as there were RSU and option grants during both Q3 2020 and Q3 2019. This was partly offset by slightly decreased in general and administrative expenses which reflects costs reduction initiatives made by management to maintain operations in good standing during the difficult market conditions.

Other items

Others items includes interest and other income, unrealized gain/loss on long-term investments, fair value adjustments on warrant liability, realized loss on exercise of warrants, unrealized foreign exchange gain/loss, finance costs, accretion of reclamation provision, and interest expense, and totalled loss of $4,321,000 for the year ended December 31, 2020, compared to income of $1,432,000 for the year ended December 31, 2019, an decrease of $5,753,000.

Other items decreased due to during the year ended December 31, 2020, 4,195,072 warrants were exercised resulting in a non-cash realized loss on exercise of warrants of $2,733,000, fair value adjustment on the Company’s warrant liability decrease by $1,170,000 resulting in loss compared with a gain during 2019, as the Company’s share price increased, there was an unrealized, non-cash fair value loss during the year, unrealized gain (loss) on long-term investments decrease by $1,406,000 resulting in a loss compared with a gain during 2019 due to the fair value recognition of the acquired common shares and share purchase warrants of Talisker Resources Inc. decreases to interest and other income of $213,000 as a result of the recognition of IFRS 9 and the impact on the Company’s term facility, further increases were a result of a increase unrealized foreign exchange loss of $148,000, due to minor fluctuations between the US dollar and Mexican Peso throughout 2020, as well as increases in finance costs of $127,000.

Income taxes

Current income tax expenses for the year ended December 31, 2020 were $161,000 compared to $327,000 during the year ended December 31, 2019, a decrease of $166,000. The change in current income taxes is a result of decrease in profits in Mexico in 2020, as a result of the COVID-19 shutdown and the mine stoppage.

Deferred income tax recoveries for the year ended December 31, 2019 were $1,569,000 compared to $960,000 during the year ended 2019, an increase of $609,000. The increase in deferred income tax recoveries is a result of a decrease in the liability associated temporary differences arising from the carrying value of plant, equipment and mining properties, and the provision that future expected profits will be offset by current period operating losses that were recognized in Mexico for 2020.

Earnings or losses after taxes for the year

The loss for continuing operations for the year ended December 31, 2020 was $7,482,000 compared to a loss of $2,335,000 for the year ended December 31, 2019, an increase of $5,147,000. The change is a result of the factors noted in the “Revenues” and “Operating and administrative expenses” sections above, as well as the income tax movements outlined in the “Income taxes” section above.

Loss from discontinued operations for the year ended December 31, 2020 was $169,000 compared to a loss of $29,126,000 for the year ended December 31, 2019. The change, and all discontinued operations, relates to the sale of Bralorne during the year ended December 31, 2019, as outlined below in the “Earnings or losses after taxes for the year” section under the “Twelve months ended December 31, 2019 compared with twelve months ended December 31, 2018” section below.

Overall, the increase in net income in 2020 compared to 2019 was primarily due to the decreases in loss from discontinued operation due to the disposal of Bralorne in 2019, with no comparable transaction in 2020, as well as increases in overall income tax recoveries for 2020 compared to 2019. These were partially offset by significant decreases in other items income or losses resulting in loss during 2020 compared to a gain in 2019, which are mentioned above in the “Other items” section.

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

Overall, the decrease in net loss in 2020 compared to 2019 was primarily due to the increase in mine operating income (loss) mentioned above, decreases in loss from discontinued operation from the disposal of Bralorne in 2019 mentioned above, increases in overall income tax expenses, and such increases in net income, were partially offset by significant decreases in other items income (loss) resulting in loss during 2020 compared with a gain in 2019 mentioned above.

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

During 2020, the Company received gross proceeds of $4,685,000 in connection with a brokered at-the-market offering issued under prospectus supplements.

During the year ended December 31, 2020, 4,195,072 warrants were exercised resulting in gross proceeds of $3,356,000.

Discussion and analysis relating to our liquidity as at December 31, 2020 and December 31, 2019 is as follows:

Statement of Financial Position	December 31, 2020	December 31, 2019
Cash	$11,713,000	$9,625,000
Working Capital	14,680,000	13,209,000
Accumulated Deficit	54,339,000	47,204,000

Cash comprises cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

At December 31, 2020, $2,062,000 of the $11,713,000 of cash was held by our Mexican subsidiaries. If these funds were needed for our operations in Canada, we would be required to accrue and pay Canadian taxes (to the extent we no longer had Canadian tax loss carry forwards available) to repatriate these funds. However, our intent is to permanently reinvest these funds back into our Mexican subsidiaries and our current plans do not demonstrate a need to repatriate them to fund our Canadian operations.

Cash Flow	December 31, 2020	December 31, 2019
Cash generated by (used in) operating activities	$72,000	$5,507,000
Cash generated by (used in) financing activities	4,203,000	4,970,000
Cash used in investing activities	(2,167,000)	(3,734,000)
Change in cash	2,108,000	6,743,000
Effect of exchange rate changes on cash	(20,000)	(370,000)
Cash, beginning of the year	9,625,000	3,252,000
Cash, end of year	$11,713,000	$9,625,000

Operating Activities

Cash generated by operating activities for the year ended December 31, 2020, was $72,000 compared to operating activities of $5,507,000 million for the year ended December 31, 2019. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by in financing activities was $4,203,000 for the year ended December 31, 2020, compared to $4,970,000 million for the year ended December 31, 2019. Cash generated by financing activities for the year ended December 31, 2020, relates to the issuance of shares for cash, by way of at-the-market sales and the exercise of warrants. Cash used in financing activities relates to the repayment of the term facility, as well as on its existing equipment loans and finance leases for mining equipment. During the year ended December 31, 2020, the Company received net proceeds from issuance of shares for cash of $4,685,000 (December 31, 2019 - $7,283,000), received proceeds from warrants exercise by $3,679,000 (December 31, 2019 - $Nil). The Company also made term facility repayments of $3,333,000 (December 31, 2019 - $833,000) and made finance lease and equipment loan payments totalling $857,000 (December 31, 2019 - $1,459,000).

Investing Activities

Cash used in investing activities for the year ended December 31, 2020, was $2,167,000 compared to $3,734,000 for the year ended December 31, 2018. Cash generated by financing activities for the year ended December 31, 2020, relates to the issuance of shares for cash, by way of at-the-market sales and the exercise of warrants. Cash generated from the proceeds of sale of common shares in Talisker totalled $1.3 million (December 31, 2019 - $Nil). Proceeds were re-invested through the exercise of share purchase warrants in Talisker, totalling $1,176,000 million (December 31, 2019 - $Nil).

Other financing activities the year ended December 31, 2020, includes cash capital expenditures of $2,014,000 (December 31, 2019 - $3,276,000 million) mainly due to the acquisition of filter press for plant. During the year ended December 31, 2020, the Company also incurred cash capital expenditures of $231,000 (December 31, 2019 - $5,723,000) on exploration and evaluation activities including drilling expenditures.

C. Research and development, patents and licenses, etc.

As the Company is a mining and exploration company with no research and development, the information required by this section is not applicable.

D. Trend information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. However, it should be noted that future required capital expenditures at the Avino Mine would likely have positive and negative impact, respectively, on future cash flows after 2020. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, extracting and processing activities, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E. Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As at December 31, 2020, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$2,068,000	$2,068,000	$-	$-	$-
Due to related parties	154,000	154,000	-	-	-
Minimum rental and lease payments	26,000	7,000	10,000	6,000	3,000
Term facility	2,552,000	2,552,000	-	-	-
Deferred income tax liabilities	1,369,000	-	-	-	1,369,000
Equipment loan	72,000	72,000	-	-	-
Finance lease obligations	514,000	213,000	180,000	121,000	-
Total	$6,755,000	$5,066,000	$190,000	$127,000	$1,372,000

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following is a list of the Company’s directors and senior management as at March 18, 2021. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on May 27, 2021.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Gary Robertson Director	Certified Financial Planner; Director and Chairman of Avino Silver & Gold Mines Ltd.	August 2005

David Wolfin Director/President/CEO	Director, President and CEO of Avino Silver & Gold Mines Ltd., and Silver Wolf Exploration Ltd. (formerly, Gray Rock Resources Ltd.)	October 1995

Peter Bojtos Director	Professional Engineer and Director of Avino Silver & Gold Mines Ltd..	June 2018

Jasman Yee Director	Professional Engineer and Metallurgist	January 2011

Ronald Andrews Director	Director of Bonner Mall Partnership. Owner and operator of Andrews Orchards	May 2019

J.C. Rodríguez Chief Operating Officer	Geology Professional	December 2012

Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., and Silver Wolf Exploration (formerly, Gray Rock Resources Ltd.)	September 2008

Nathan Harte Chief Financial Officer	CPA, Chief Financial Officer of Avino Silver & Gold Mines Ltd, , and Silver Wolf Exploration Ltd. (formerly, Gray Rock Resources Ltd.)	November 2018

Peter Latta VP Technical Services	Professional Engineer, Director and President of Silver Wolf Exploration Ltd.	October 2020

B. Compensation

During the last completed fiscal year, the Company had four executive officers, namely, David Wolfin, Chief Executive Officer; Nathan Harte, Chief Financial Officer, J.C. Rodríguez, Chief Operating Officer and Peter Latta, VP Technical Services.

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

The members of the Compensation Committee are Peter Bojtos (Chair), Ronald Andrews, and Gary Robertson, all of whom are independent.

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

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2020 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6) (8)	2020	223,680	361,117	137,090	NIL	NIL	NIL	731,887
President,	2019	226,108	336,177	NIL	NIL	NIL	NIL	562,285
CEO and Director	2018	231,535	227,875	NIL	NIL	NIL	NIL	459,410
Nathan Harte	2020	73,557	68,086	73,338	NIL	NIL	NIL	214,981
CFO(8)	2019	58,865	21,396	19,429	NIL	NIL	NIL	99,690
	2018	5,981	4,201	11,016	NIL	NIL	NIL	21,199
J.C. Rodríguez	2020	215,022	172,225	91,394	NIL	NIL	NIL	478,641
COO(7)	2019	202,441	117,866	NIL	NIL	NIL	NIL	320,307
	2018	170,563	72,172	NIL	NIL	NIL	NIL	242,735
Peter Latta VP-Technical Services	2020	111,840	44,724	50,489	NIL	NIL	NIL	207,053

___________________

(1)

The “2018 RSU Plan was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2020, a total of 4,293,000 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,238,610 were vested and 260,890 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2020. The closing market price on September 20, 2020 was C$1.41 per common share, the closing market price on August 28, 2020 was C$1.555 per common share, and the closing market price on August 21, 2020 was C$1.54 per common share.

(2)

The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2020, 1,700,000 new option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.30%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 66.09%.

(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	Discretionary cash payment of incentive bonuses.
(6)	Mr. David Wolfin was appointed CEO on June 24, 2010. Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.
(7)	Mr. Rodríguez receives his salary in Mexican Pesos (“MXP”). For 2020, Mr. Rodriguez’ salary of MXP 4,624,119, was converted into US dollars by applying an exchange rate of 1MXP = US$0.0465.
(8)

All compensation to Mr. David Wolfin, Mr. Nathan Harte and Mr. Peter Latta are paid in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3412 for 2020, US$1.00 = C$1.3268 for 2019, and US$1.00 = C$1.2957 for 2018, based on the average exchange rate for the year quoted by the Bank of Canada.

(9)	Mr. Peter Latta was appointed VP- Technical Services in 2020.

•	Annual Base Salary

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

Equity-based incentive awards are in the form of the grant of incentive stock options and RSUs. The objective of the equity-based incentive award is to reward executive officers, employees, and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains a Stock Option and an RSU Plan (the “Plans”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. The RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2020, a total 4,293,000 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,238,610 were vested and 260,890 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, until fully vested from the date of the awards, and provided that these designated persons are continuously employed with or providing services to Avino.

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

The following table sets forth the options and RSUs granted to the executive officers to purchase or acquire securities of the Company outstanding at December 31, 2020:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)(3)	Option expiration date	Value of unexercised in-the-money options ($)(1)(4)	Share grant date	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(2)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(2) (4)
David Wolfin	25,000	$2.95	Sept 2, 2021	Nil	Aug 28, 2018	135,000	131,860	Nil
President, CEO and Director	250,000	$1.98	Sept. 20, 2022	Nil	Aug 21, 2019	440,000	259,171	Nil
	300,000	1.64	Aug 4, 2025	2,237	Aug 4, 2020	300,000	366,836	Nil
Nathan Harte,	25,000	$1.98	Sept 20, 2022	Nil	Aug 28, 2018	8,500	8,302	Nil
CFO	50,000	$1.30	Aug 28, 2023	13,048	Aug 21, 2019	40,000	23,561	Nil
	48,000	$0.79	Aug 21, 2024	32,061	Aug 4, 2020	150,000	183,418	Nil
	150,000	$1.64	Aug 4, 2025	1,118
J.C. Rodríguez	50,000	$2.95	Sept 2, 2021	Nil	Aug 28, 2018	42,000	41,023	Nil
COO	125,000	$1.98	Sept 20, 2022	Nil	Aug 21, 2019	200,000	117,805	Nil
	200,000	$1.64	Aug 4, 2025	1,491	Aug 4, 2020	200,000	244,557	Nil
Peter Latta	50,000	$1.30	Aug 28, 2023	13,048	Aug 28, 2018	8,500	8,302	Nil
VP-Technical Services	100,000	$1.64	Aug 4, 2025	746	Aug 21, 2019	20,000	11,780	Nil
					Aug 4, 2020	102,000	124,724	Nil

__________________

(1)

In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2020 and the exercise price of the option. The closing Toronto Stock Exchange share price for the Company's common shares as at December 31, 2020 was C$1.65 per common share.

(2)

Share Based Awards are in the form of RSU Plan. The 2018 RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2020, a total of 4,293,000 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,238,610 were vested and 260,890 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2020. The closing market price on September 20, 2020 was C$1.41 per common share, the closing market price on August 28, 2020 was C$1.555 per common share, and the closing market price on August 21, 2020 was C$1.54 per common share.

(3)	The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.
(4)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3412, which represents the average exchange rate for the year 2020 quoted by the Bank of Canada.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2020:

Name	Option-based awards – Value vested during the year ($) (1)(3)	Share-based awards – Value vested during the year ($) (2)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
David Wolfin President, CEO and Director	Nil	413,686	Nil
Nathan Harte, CFO	7,605	53,187	Nil
J.C. Rodríguez COO	Nil	166,146	Nil
Peter Latta VP-Technical Services	4,753	21,337	Nil

________________

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(2)	The RSU Vesting prices were C$1.41, C$1.555, and C$1.54 which represent the share prices on September 20, 2020, August 28, 2020, and August 21, 2020, the dates in which the RSUs vested.
(3)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3412 which represents the average exchange rate for the year 2020 as quoted by the Bank of Canada.

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

On May 30, 2019, the Company entered into a Change of Control Agreement with Peter Latta, the named executive officer of the Company. If a Change of Control occurs, and the Executive’s employment is terminated by the Company for any reason, except excluding a termination for just cause, within six (6) months of the date of the Change of Control, or the Executive resigns from his employment for Good Reason during such six (6) month period, then the Executive shall be entitled to receive from the Company an amount equal to the Executive current monthly base salary multiplied by twelve (12) months which Executive will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date; which amount is to be paid in a lump sum within 10 business days of the Change in Control termination date.

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

The following table sets forth the value of all compensation paid or accrued to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2020:

Name	Fees earned(5) ($)	Share-based awards(1) (5) ($)	Option-based awards(2)(5) ($)	Non-equity incentive plan compensation(3)(5) ($)	Pension value(4)(6) ($)	All other compensation(5) ($)	Total(5) ($)
Gary Robertson*	53,683	72,434	45,696	Nil	Nil	Nil	171,814
Jasman Yee	31,315	58,940	45,696	Nil	Nil		135,951
Peter Bojtos*	43,245	52,487	45,696	Nil	Nil	Nil	141,248
Ronald Andrews*(6)	43,245	48,349	45,696	Nil	Nil	Nil	137,290

_______________

*	Independent and Non-Employee Directors
(1)

Share Based Awards are in the form of RSU Plan. The “2018 RSU Plan” was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2020, a total of 4,373,500 RSUs were granted under the 2018 RSU Plan to officers, directors, employees, and consultants, and 1,238,610 were vested and 260,890 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2020. The closing market price on September 20, 2020 was C$1.41 per common share, the closing market price on August 28, 2020 was C$1.555 per common share, and the closing market price on August 21, 2020 was C$1.54 per common share.

(2)

The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2020, 1,700,000 new option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.30%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 66.09%.

(3)	The Company does not have any non-equity incentive plans.
(4)	The Company does not have any pension plans.
(5)

All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.3412, which represents the average exchange rate for the year 2020 as quoted by the Bank of Canada.

(6)	Mr. Ronald Andrews was appointed on May 30, 2019.

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

Annual Retainer per Director	$22,368	*
Annual Retainer for Board Chair	$22,368	*
Annual Retainer for Audit Committee Chair	$5,965	*
Annual Retainer for Compensation Committee Chair	$3,728	*
Annual Retainer for Governance & Nominating Committee Chair	$3,728	*
Meeting Attendance Fee per Meeting	$746	*

_______________

*All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.3412, which represents the average exchange rate for the year 2020 as quoted by the Bank of Canada

The Company may grant incentive stock options and RSUs to Directors of the Company from time to time pursuant to the Stock Option and RSU Plans of the Company and in accordance with the policies of the Toronto Stock Exchange (the “TSX”).

Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2020:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(2)(4)	Share grant date	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(3)(4)	Market or payout value of share-based awards not paid out or distributed ($)(3)(4)
Gary Robertson	100,000	$2.95	Sept 2, 2021	Nil	Aug 28, 2018	25,000	24,418	Nil
	150,000	$1.98	Sept 20, 2022	Nil	Aug 21 2019	90,000	53,012	Nil
	100,000	$1.64	Aug 4, 2025	746	Aug 4, 2020	60,000	73,367	Nil
Jasman Yee	50,000	$2.95	Sept 2, 2021	Nil	Aug 28, 2018	17,000	16,605	Nil
	125,000	$1.98	Sept 20, 2022	Nil	Aug 21, 2019	70,000	41,232	Nil
	100,000	$1.64	Aug 4, 2025	746	Aug 4, 2020	60,000	73,367	Nil
Ronald Andrews (5)	100,000	$1.64	Aug 4, 2025	746	Aug 21, 2019	70,000	41,232	Nil
					Aug 4, 2020	60,000	73,367	Nil
Peter Bojtos	50,000	$1.30	Aug. 28, 2023	13,048	Aug 28, 2018	7,000	6,837	Nil
	100,000	$1.64	Aug 4, 2025	746	Aug 21, 2019	70,000	41,232	Nil
					Aug 4, 2020	60,000	73,367	Nil

________________

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)

In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2020 and the exercise price of the option. The closing Toronto Stock Exchange share price for the Company's common shares as at December 31, 2020 was C$1.65 per common share.

(3)

Share Based Awards are in the form of RSU Plan. The “2018 RSU Plan” was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2020, a total of 4,373,500 RSUs were granted under the 2018 RSU Plan to officers, directors, employees, and consultants, and 1,238,610 were vested and 260,890 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2020. The closing market price on September 20, 2020 was C$1.41 per common share, the closing market price on August 28, 2020 was C$1.555 per common share, and the closing market price on August 21, 2020 was C$1.54 per common share.

(4)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3412 which represents the average exchange rate for the year 2020 as quoted by the Bank of Canada.

(5)	Mr. Ronald Andrews was appointed on May 30, 2019.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.

An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2020:

Name (1)	Option-based awards – Value vested during the year ($)(2)(4)	Share-based awards – Value vested during the year ($)(3)(4)	Non-equity incentive plan compensation – Value earned during the year ($)(4)
Gary Robertson	Nil	84,160	Nil
Jasman Yee	Nil	62,526	Nil
Ronald Andrews (5)	Nil	40,188	Nil
Peter Bojtos	Nil	48,304	Nil

__________________

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(3)	The RSU Vesting prices were C$1.41 on September 20, 2020, C$1.555 on August 28, 2020, and C$1.54 on August 21, 2020 per common share.
(4)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3412, which represents the average exchange rate for the year quoted by the Bank of Canada.

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

On May 30, 2019, the Company entered into a Change of Control Agreement with Nathan Harte, and Peter Latta, both who are named executive officers of the Company.

On July 1, 2013, the Company entered into an employment agreement with J.C. Rodríguez, the named executive officer of the Company. The employment agreement was further amended on April 14, 2014.

Please see “Termination and Change of Control Benefits” above for details.

C. Board practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General Meeting, held on August 27, 2020, the shareholders elected Messrs. Gary Robertson, David Wolfin, Jasman Yee, Peter Bojtos, and Ronald Andrews as directors of the Company.

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

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or affecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal Code of Ethics (“Code”) has been adopted and applies to all directors, officers and employees. The Board meets on at least a quarterly basis and following the annual meeting of shareholders. The frequency of the meetings and nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2020, the Board met ten times.

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

As of March 18, 2020, the following are the members of the Audit Committee:

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

________________

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

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(2)	Tax Fees(3) (1)	All other Fees(4)
December 31, 2020(1)	C$253,000	C$0	C$0	C$37,250
December 31, 2019	C$266,000	C$10,000	C$0	C$39,500

________________

(1)	Estimated
(2)	Travel and expenses
(3)	Preparation of corporate tax returns
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

D. Employees

As at December 31, 2020, the Company had 18 employees located in Mexico and 12 employees in Canada. Certain of the Company’s senior management as well as administrative and corporate services are located in Canada and are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

E. Share ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” as of March 18, 2021:

Name of Beneficial Owner	Number of Shares	Percent
Ronald Andrews	35,000	*
Gary Robertson	429,216	*
David Wolfin	1,962,678	1.96%
Jasman Yee	314,520	*
Peter Bojtos	51,000	*
J.C. Rodríguez	416,500	*
Nathan Harte	29,175	*
Peter Latta	16,500	*

___________

*Less than one percent

Outstanding Options

The following information, as of March 18, 2021 reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price*	Expiration Date
David Wolfin	25,000	Sept 2, 2016	$2.95	Sept 2, 2021
President, CEO and Director	250,000	Sept. 20, 2017	$1.98	Sept. 20, 2022
	300,000	Aug 4, 2020	$1.64	Aug 4, 2025
Nathan Harte	25,000	Sept 20, 2017	$1.98	Sept. 20, 2022
CFO	48,000	Aug 21, 2019	$0.79	Aug 21, 2024
	150,000	Aug 4, 2020	$1.64	Aug 4, 2025
J.C. Rodríguez	50,000	Sept 2, 2016	$2.95	Sept 2, 2021
COO	125,000	Sept. 20, 2017	$1.98	Sept. 20, 2022
	200,000	Aug 4, 2020	$1.64	Aug 4, 2025
Peter Latta** VP Technical Services	100,000	Aug 4, 2020	$1.64	Aug 4, 2025
Gary Robertson	100,000	Sept 2, 2016	$2.95	Sept 2, 2021
Director	150,000	Sept. 20, 2017	$1.98	Sept. 20, 2022
	100,000	Aug 4, 2020	$1.64	Aug 4, 2025
Jasman Yee	50,000	Sept 2, 2016	$2.95	Sept 2, 2021
Director	125,000	Sept. 20, 2017	$1.98	Sept. 20, 2022
	100,000	Aug 4, 2020	$1.64	Aug 4, 2025
Ronald Andrews	100,000	Aug 4, 2020	$1.64	Aug 4, 2025
Peter Bojtos	50,000	Aug 28, 2018	$1.30	Aug 28, 2023
	100,000	Aug 4, 2020	$1.64	Aug 4, 2025

_____________

*The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.

** Mr. Peter Latta was appointed VP Technical Services on October 20, 2020.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of March 18, 2021, to the knowledge of the Company, no person owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

As of March 18, 2021, there were 99,795,244 common shares issued and outstanding. Of those common shares issued and outstanding, 48,016,197 common shares were held by 74 registered shareholders whose addresses were in Canada.

B. Related party transactions

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

i)

The Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $Nil (December 31, 2019 - $Nil) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2020. The following table summarizes the amounts due to related parties:

	December 31, 2020	December 31, 2019
Directors’ fees	$48,000	$51,000
Oniva International Services Corp.	106,000	105,000
	$154,000	$156,000

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

	2020	2019	2018
Salaries and benefits	$636,000	$665,000	$594,000
Office and miscellaneous	290,000	322,000	560,000
Exploration and evaluation assets	-	206,000	353,000
	$926,000	$1,193,000	$1,507,000

iii)

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2020, 2019 and 2018, the Company paid $224,000, $226,000, and $232,000 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the years ended December 31, 2020, 2019, and 2018, the Company paid $31,000, $33,000, and $66,000, respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, President, Chief Executive Officer and a director of the Company, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2020, 2019 and 2018, the Company paid $Nil, $Nil, and $12,000, respectively to WWD.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2020.

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

C. Material contracts

1.

Sales Agreement dated January 13, 2021 entered into among the Company and Cantor Fitzgerald & Co., H. C. Wainwright & Co., LLC, Roth Capital Partners, LLC, and A.G.P./Alliance Global Partners, LLC re the ATM Offering of US$25,000,000 for distribution in the United States only;

2.

Option Agreement dated August 12, 2020 entered into between the Company and Silver Wolf Exploration Ltd. regarding the granting of an option to purchase the Ana Maria and El Laberinto properties to Silver Wolf Exploration Ltd. (formerly, Gray Rock Resources Ltd.);

3.	Change Control Agreement dated May 30, 2019 with Peter Latta, VP Technical Services of the Company;

4.	Share Purchase Agreement dated November 21, 2019 with Talisker Resources Ltd. and Bralorne Gold Mines Ltd. LLC.

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

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the common shares and the ownership or disposition of common shares.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares.

PFIC Status of the Company

Because the Company is producing revenue from its mining operations, the Company does not believe that it was classified as a PFIC for its taxable year ended December 31, 2020. However, the Company has not performed an analysis of whether or not it will be deemed a PFIC for its current taxable year. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

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

The Company does not believe that it was classified as a PFIC for its taxable year ended December 31, 2020, but has not made a determination as to whether it will or will not be a PFIC in the current tax year or in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

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

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

The Company files annual reports and furnishes other information with the SEC via Edgar. You may review any document that we file at the SEC by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Audit Committee of our board of directors regularly reviews foreign exchange and interest rates. Our policy prohibits the use of financial instruments for speculative purposes. See Note 23, Financial Instruments, in our annual audited consolidated Financial Statements contained in this annual report on Form 20-F for quantitative and qualitative disclosure of market risk.

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

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at December 31, 2020.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting because we are a non-accelerated filer.

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

Changes in Internal Controls over Financial Reporting

Based on the evaluation as at December 31, 2020, management, including our principal executive officer and principal financial officer, have concluded that there were no material changes in the design of internal controls from the last annual reporting date of December 31, 2020.

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

A copy of the Code of Ethics and Whistleblower Policy has been filed as an exhibit with the SEC and are available at the Company’s website at

www.avino.com

.  You may obtain a copy of the Code of Ethics and Whistleblower Policy upon request by contacting the Company’s Corporate Secretary at 570 Granville Street, Suite 900, Vancouver, British Columbia V6C 3P1, Canada.

Item 16C. Principal Accountant Fees and Services

The Company’s independent registered public accounting firm for the years ended December 31, 2020 and 2019 was Manning Elliott LLP, Chartered Professional Accountants.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for the Company’s years ended December 31, 2020 and 2019, were C253,000 and C$266,000, respectively.

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for assurance and related services that are reasonably related to the performance of the audit or review for the Company’s years ended December 31, 2020 and 2019, were C$0 and C$10,000, respectively, and consisted of travel and expenses.

Tax Fees

The tax fees billed by Manning Elliott LLP for the Company’s years ended December 31, 2020 and 2019, were Nil

All Other Fees

The aggregate fees billed by Manning Elliott LLP for services other than the services reported above for the Company’s years ended December 31, 2020 and 2019, were C$37,250 and C$39,500 respectively, and consisted of fees related to the Company’s securities registration documents.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2020 and 2019. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.

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

•

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

•

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Memorandum of Avino Silver & Gold Mines Ltd.*
1.2	Articles of Avino Silver & Gold Mines Ltd.*
4.1	Minerales de Avino SA de CV Agreement dated February 18, 2012 (Incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*
4.2	Stock Option Plan, as amended (Incorporated by reference to Exhibit 4.4 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*
4.3	Placement Agency Agreement (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the SEC on February 21, 2014)*
4.4	Form of Subscription Agreement (Incorporated by reference to Exhibit 10.2 to Form 6-K filed with the SEC on February 21, 2014)*
4.5	Form of Warrant Agreement (Incorporated by reference to Exhibit 10.3 to Form 6-K filed with the SEC on February 21, 2014)*
4.6	Nathan Harte Change Control Agreement dated May 30, 2019 (Incorporated by reference to Exhibit 4.7 to Form 20-F filed with the SEC on March 25, 2020)*
4.7	J.C. Rodríguez Employment Agreement dated July 1, 2013 and Amendment dated April 14, 2014 (Incorporated by reference to Exhibit 4.14 to Form 20-F filed with the SEC on May 11, 2015)*
4.8

Arrangement Agreement dated July 31, 2014 between Avino Silver & Gold Mines Ltd. and Bralorne Gold Mines Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on August 6, 2014 and subsequently amended and filed with the SEC on September 2, 2014.)*

4.9

Intermark Capital Corporation Consulting Agreement dated Jan. 1, 2016, amended March 23, 2016 and renewed on January 1, 2019* (Incorporated by reference to Exhibit 4.10 to Form 20F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*

4.10	Underwriting Agreement (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on November 23, 2016.)*
4.11	Warrant Indenture (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on November 30, 2016)*
4.12	2016 Restricted Share Unit Plan (Incorporated by reference to Exhibit 4.13 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*
4.13	2018 Restricted Share Unit Plan (Incorporated by reference to Exhibit 4.14 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*
4.14	2018 Stock Option Plan (Incorporated by reference to Exhibit 4.15 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*
4.15

Amended and Restated Controlled Equity Offering Sales Agreement dated August 4, 2017 between Avino Silver & Gold Mines Ltd. and Cantor Fitzgerald & Co. (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on August 4, 2017)*

4.16	Technical Report on the Avino Property, Durango, Mexico dated April 11, 2017 (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on May 23, 2017)*
4.17	Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico dated December 19, 2018 (Incorporated by reference to Exhibit 10.1 to Form 6-K filed with SEC on December 26, 2018)*
4.18

Agency Agreement dated April 27, 2018 with Cantor Fitzgerald Canada Corporation re Best Effort Equity Offering of 2,500,000 Flow Through Avino Common Shares (Incorporated by reference to Exhibit 4.19 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*

4.19

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

4.22	Peter Latta Change Control Agreement dated May 30, 2019
4.23

Option Agreement dated August 12, 2020 with Silver Wolf Exploration Ltd. (formerly, Gray Rock Resources Ltd.) (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on August 13, 2020)*

4.24

Sales Agreement dated January 13, 2021 entered into among the Company and Cantor Fitzgerald & Co., H. C. Wainwright & Co., LLC, Roth Capital Partners, LLC, and A.G.P./Alliance Global Partners, LLC re the ATM Offering of US$25,000,000 for distribution in the United States only (Incorporated by reference to Exhibit 1.6 to Form F-3 filed with the SEC on January 13, 2021)*

4.25

Resource Estimate Update for the Avino Property, Durango, Mexico dated effective January 13, 2021 (Incorporated by reference to Exhibit 4.6 to Form F-3 Amendment No. 1 filed with the SEC on January 27, 2021)*

8.1	List of Subsidiaries
11.1	Code of Ethics and Whistleblower Policy (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2017 filed with the SEC on April 3, 2018)*
11.2	Audit Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*
11.3	Governance & Nominating Committee Charter (Incorporated by reference to Exhibit 11.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*
11.4	Compensation Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer
13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer
13.3	Consent of Manning Elliott LLP
13.4	Consent of Tetra Tech Canada Inc.
13.5	Consent of Red Pennant Geoscience Ltd. (previously Ausenco Engineering Canada Inc.)

_______________

* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

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

The consolidated financial statements as at December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination, and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer

March 3, 2021	March 3, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. and its subsidiaries (together, the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years ended December 31, 2020, 2019 and 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the Existence of Impairment Indicators for the Avino Mine

As described in Note 11 to the consolidated financial statements the carrying amount of the plant, equipment and Avino mining properties is $34,846,000 as at December 31, 2020.  Management applies significant judgement to assess plant, equipment and Avino mining properties (collectively the “Avino Mine”) for the existence of impairment indicators that could give rise to the requirement to conduct a formal impairment test. Management considers both external and internal sources of information in assessing whether there are any indictors of impairment as disclosed in Note 2 (iv).  External sources of information considered by management include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of the Avino Mine. Internal sources of information that management considers include the manner in which the Avino Mine is being used, or  is expected to be used, and indications of economic performance of the assets.

We have determined that performing procedures relating to the assessment of the existence of impairment indicators for the Avino Mine is a critical audit matter primarily due to the application of judgment by management in assessing specific factors such as (a) significant adverse changes in the economic or legal environment of operations, (b) significant changes with an adverse effect on the use of the asset, (c) current period cash flow or operating losses, combined with a history of losses or a forecast of continuing losses associated with the use of the assets.  This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the judgements made by management in their assessment of indicators of impairment that could give rise to the requirement to conduct a formal impairment test.

Addressing the critical audit matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included amongst others, (a) a review of management’s assessment of the existence of impairment indicators of the Avino Mine (b) completion of our own assessment of impairment indicators in accordance with IAS 36 Impairment of Assets, (c) a review of matters that impact the Company’s ability to continue mining operations, (d) evaluated whether there were adverse economic changes in metal prices by considering external observable market prices, (e) compared the current performance to the Company’s historical mining results associated with the assets, (f) compared management’s mine plans to data in the Company’s resource estimate which was prepared by a specialist.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

March 3, 2021

We have served as the Company’s auditor since 2007.

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Note	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash		$11,713	$9,625
Amounts receivable		529	1,477
Taxes recoverable	6	5,044	5,483
Prepaid expenses and other assets		757	594
Inventory	7	1,659	5,592
Total current assets		19,702	22,771
Exploration and evaluation assets	9	10,052	9,827
Plant, equipment and mining properties	11	34,846	35,658
Long-term investments	8	4,176	4,311
Other assets		4	4
Total assets		$68,780	$72,571
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$2,068	$4,907
Amounts due to related parties	12(b)	154	156
Taxes payable		7	46
Current portion of term facility	13	2,513	3,384
Current portion of equipment loans	14	72	199
Current portion of finance lease obligations	15	208	692
Other liabilities		-	178
Total current liabilities		5,022	9,562
Term facility	13	-	2,513
Equipment loans	14	-	90
Finance lease obligations	15	278	442
Warrant liability	16	2,295	1,579
Reclamation provision	17	808	1,524
Deferred income tax liabilities	26	1,369	2,938
Total liabilities		9,772	18,648
EQUITY
Share capital	18	108,303	96,396
Equity reserves		9,951	9,391
Treasury shares (14,180 shares, at cost)		(97)	(97)
Accumulated other comprehensive loss		(4,810)	(4,563)
Accumulated deficit		(54,339)	(47,204)
Total equity		59,008	53,923
Total liabilities and equity		$68,780	$72,571

Commitments – Note 21

Subsequent Events – Note 27

Approved by the Board of Directors on March 3, 2021:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) (Expressed in thousands of US dollars)

	Note	2020	2019	2018
Revenue from mining operations	19	$16,022	$31,746	$34,116
Cost of sales	19	15,832	32,016	27,850
Mine operating income (loss)		190	(270)	6,266

Operating expenses:
General and administrative expenses	20	2,902	3,193	3,610
Share-based payments	18	1,857	937	630
Income (loss) before other items		(4,569)	(4,400)	2,026

Other items:
Interest and other income		332	545	215
Unrealized gain (loss) on long-term investments		(124)	1,282	(5)
Realized loss on exercise of warrants		(2,733)	-	-
Fair value adjustment on warrant liability	16	(650)	520	1,304
Unrealized foreign exchange loss		(811)	(663)	(801)
Finance cost		(211)	(84)	(444)
Accretion of reclamation provision	17	(99)	(104)	(122)
Interest expense		(25)	(64)	(109)
Income (loss) from continuing operations before income taxes		(8,890)	(2,968)	2,064
Income taxes:
Current income tax expense	26	(161)	(327)	(1,052)
Deferred income tax recovery	26	1,569	960	645
Income tax recovery (expense)		1,408	633	(407)
Net income (loss) from continuing operations		(7,482)	(2,335)	1,657

Loss from discontinued operations and on disposal	5	(169)	(29,126)	(31)
Net income (loss)		(7,651)	(31,461)	1,626

Other comprehensive income (loss):
Currency translation differences		(247)	1,603	(2,051)
Reclassification of foreign exchange on translation into net loss on sale of discontinued operations		-	(42)	-
Total comprehensive loss		$(7,898)	$(29,900)	$(425)

Earnings (loss) per share from continuing operations	18(e)
Basic		$(0.09)	$(0.03)	$0.03
Diluted		$(0.09)	$(0.03)	$0.03
Earnings (loss) per share	18(e)
Basic		$(0.09)	$(0.45)	$0.03
Diluted		$(0.09)	$(0.45)	$0.03
Weighted average number of common shares outstanding	18(e)
Basic		83,180,069	69,980,178	56,851,626
Diluted		83,180,069	69,980,178	60,000,637

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of US dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2018		52,718,153	$81,468	$10,581	$(97)	$(4,073)	$(18,877)	$69,002
Common shares issued for cash:
Brokered public offerings		10,105,658	6,547	-	-	-	-	6,547
Less: Issuance costs		-	(895)	-	-	-	-	(895)
At the market issuances		151,800	136	-	-	-	-	136
Less: Issuance costs		-	(4)	-	-	-	-	(4)
Exercise of stock options		87,500	112	-	-	-	-	112
Carrying value of stock options exercised		-	84	(84)	-	-	-	-
Less: share issuance costs		-	(5)	-	-	-	-	(5)
Carrying value of RSUs exercised		274,658	602	(602)	-	-	-	-
Options cancelled or expired		-	-	(746)	-	-	746	-
Share-based payments		-	-	700	-	-	-	700
Net income for the year		-	-	-	-	-	1,626	1,626
Currency translation differences		-	-	-	-	(2,051)	-	(2,051)
Balance, December 31, 2018		63,337,769	$88,045	$9,849	$(97)	$(6,124)	$(16,505)	$75,168
Common shares issued for cash:
Brokered public offerings		7,735,360	4,877	-	-	-	-	4,877
Less: Issuance costs		-	(472)	-	-	-	-	(472)
At the market issuances		4,954,000	2,924	-	-	-	-	2,924
Less: Issuance costs		-	(162)	-	-	-	-	(162)
Options cancelled or expired		-	-	(762)	-	-	762	-
Carrying value of RSUs exercised		565,259	835	(835)	-	-	-	-
Fair value of warrants issued		-	-	116	-	-	-	116
Shares to be issued		-	349	-	-	-	-	349
Share-based payments		-	-	1,023	-	-	-	1,023
Net loss for the year		-	-	-	-	-	(31,461)	(31,461)
Currency translation differences		-	-	-	-	1,561	-	1,561
Balance, December 31, 2019		76,592,388	$96,396	$9,391	$(97)	$(4,563)	$(47,204)	$53,923
Common shares issued for cash:
At the market issuances	18	6,730,054	4,940	-	-	-	-	4,940
Exercise of warrants	18	4,659,194	6,528	(116)	-	-	-	6,412
Exercise of options	18	48,000	43	(15)	-	-	-	28
Common shares issued for services	18	675,145	-	-	-	-	-	-
Issuance costs	18	-	(254)	-	-	-	-	(254)
Options cancelled or expired		-	-	(516)	-	-	516	-
Carrying value of RSUs exercised	18	863,901	650	(650)	-	-	-	-
Share-based payments	18	-	-	1,857	-	-	-	1,857
Net loss for the year		-	-	-	-	-	(7,651)	(7,651)
Currency translation differences		-	-	-	-	(247)	-	(247)
Balance, December 31, 2020		89,568,682	$108,303	$9,951	$(97)	$(4,810)	$(54,339)	$59,008

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of US dollars)

	Note	2020	2019	2018

Cash generated by (used in):

Operating Activities
Net income (loss)		$(7,651)	$(31,461)	$1,626
Adjustments for non-cash items:
Deferred income tax expense (recovery)		(1,569)	(960)	(645)
Depreciation and depletion		1,917	3,723	3,256
Inventory net realizable value adjustment		-	387	-
Accretion of reclamation provision		99	104	122
Unrealized loss (gain) on investments		124	(1,282)	5
Foreign exchange loss		(588)	1,461	270
Fair value adjustment on warrant liability		650	(520)	(1,304)
Realized loss on exercise of warrants		2,733	-	-
Fair value adjustment on modification of term facility		-	-	234
Unwinding of fair value adjustment of term facility		(51)	(170)	-
Loss from discontinued operations and on disposal		-	29,126	31
Share-based payments		1,857	937	630
		(2,479)	1,345	4,225
Net change in non-cash working capital items	22	2,551	4,162	4,999
		72	5,507	9,224

Financing Activities
Shares and units issued for cash, net of issuance costs		8,393	7,283	8,466
Finance lease payments		(640)	(956)	(1,166)
Equipment loan payments		(217)	(524)	(1,445)
Term facility payments		(3,333)	(833)	(2,000)
		4,203	4,970	3,855

Investing Activities
Exploration and evaluation expenditures		(231)	(5,723)	(5,361)
Additions to plant, equipment and mining properties		(2,014)	(3,276)	(9,416)
Changes in long-term investments		78	23	-
Cash proceeds from sale of discontinued operations		-	6,599	-
Cash disposed of in discontinued operations		-	(1,459)	-
Redemption of short-term investments		-	-	1,000
Redemption of reclamation bonds		-	102	548
		(2,167)	(3,734)	(13,229)

Change in cash		2,108	6,743	(150)

Effect of exchange rate changes on cash		(20)	(370)	(18)

Cash, Beginning		9,625	3,252	3,420

Cash, Ending		$11,713	$9,625	$3,252

Supplementary Cash Flow Information (Note 22)

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

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

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of the consolidated financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

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

ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine and Avino Mine had achieved production levels intended by management as of October 1, 2012 and July 1, 2015, respectively, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2020.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

b)

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

iii.	Valuation of share-based payments and warrants

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and warrants. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or loss and its equity reserves. Warrant liabilities are accounting for as derivate liabilities (see Note 16).

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

Impairment

Based on the Company’s assessment with respect to possible indicators of impairment of its mineral properties, including the impact of COVID-19 on our operations and the prevailing market metals prices, the Company concluded that as of December 31, 2020, no impairment indicators were identified.

v.	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through income or loss. A change in the mineral resource estimate may impact depletion expense on a prospective basis.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

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

As at December 31, 2020 and 2019, the Company estimated a remaining mine life for San Gonzalo of Nil.

The Company obtained an updated resource estimate which had increased measured and indicated resources, and as a result management completed a review of the mine operations and updated the remaining life of the Avino Mine. Depletion relating to the Avino Mine has been adjusted prospectively, as of October 31, 2020, which was the effective report date.

As at December 31, 2020 and 2019, the Company estimated a remaining mine life for the Avino Mine of 20.4 and 8.5 years, respectively.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

Inventories are valued at the lower of cost and net realizable value (“NRV”). Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

Financial Instruments

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

Financial liabilities at amortized cost include accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations.

Financial liabilities classified FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in the consolidated statements of operations. The Company has classified share purchase warrants with an exercise price in US dollars (see Note 16) as financial liabilities at FVTPL. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in the consolidated statements of operations and comprehensive income (loss).

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

Reclamation and other provisions

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

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

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. The Company adopted IFRS 3 with no material impact on the financial statements.

5.	DISPOSITION OF DISCONTINUED OPERATIONS – BRALORNE GOLD MINES LTD.

On December 13, 2019, the Company completed the sale of its 100% wholly-owned subsidiary Bralorne Gold Mines Ltd. (“Bralorne”) to Talisker Resources Ltd. (“Talisker”). The sale was record in the fourth quarter of fiscal 2019 and includes the Bralorne Gold Mine and is part of the Company’s plan to focus on its core mining operations in Mexico.

The consideration included:

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

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

As a result of the sale, the comparative net income (loss) for the current period, as well as previous two years, have been reclassified from continuing operations to discontinued operations:

	2020	2019	2018
Revenue from mining operations	$-	$-	$-
Cost of sales	-	-	-
Mine operating income (loss)	-	-	-

Operating expenses (income)	-	16	(45)
Accretion of reclamation provision	-	217	256
Gain on sale of assets	-	2	(175)
Other items	-	1	(5)
Loss on disposition	169	28,890	-
Net loss before income taxes	(169)	(29,126)	(31)
Income taxes	-	-	-
Net loss from discontinued operations and on disposal	$(169)	$(29,126)	$(31)

The results of discontinued operations included in the consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018, are as follows:

Cash generated by (used in):	2020	2019	2018

Cash flow used in operating activities	$-	$(19)	$(7)
Cash flow used in financing activities	-	(258)	(590)
Cash flow used in investing activities	-	(5,583)	(4,178)
Net cash decrease from discontinued operations	$-	$(5,860)	$(4,775)

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

6.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST”) recoverable.

	December 31, 2020	December 31, 2019
VAT recoverable	$2,328	$2,652
GST recoverable	16	42
Income taxes recoverable	2,700	2,789
	$5,044	$5,483

7.	INVENTORY

	December 31, 2020	December 31, 2019
Process material stockpiles	$373	$1,079
Concentrate inventory	64	3,055
Materials and supplies	1,222	1,458
	$1,659	$5,592

The amount of inventory recognized as an expense for the year ended December 31, 2020 totalled $15,832 (2019 – $32,016, 2018 - $27,850). See Note 19 for further details.

8.	LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,	Net Additions and(Warrants	Movements in foreign	Fair value adjustments	Fair Value December 31,
	2019	Exercised)	exchange	for the period	2020
Talisker Resources Common Shares	$3,197	$1,184	$100	$(305)	$4,176
Talisker Resources Warrants	1,114	(1,114)	-	-	-
Other	-	(1)	-	1	-
	$4,311	$69	$100	$(304)	$4,176

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2019	$9,692	$37,089	$46,781

Costs incurred during 2019:
Mine and camp costs	-	2,537	2,537
Drilling and exploration	50	2,333	2,383
Depreciation of plant and equipment	-	317	317
Interest and other costs	-	325	325
Provision for reclamation	-	1,338	1,338
Assessments and taxes	90	31	121
Geological and related services	-	116	116
Assays	-	130	130
Water treatment and tailing storage facility costs	-	112	112
Effect of movements in exchange rates	(6)	1,286	1,280
Disposition of Bralorne Mine (Note 5)	-	(45,613)	(45,613)

Balance, December 31, 2019	$9,826	$1	$9,827
Costs incurred during 2020:
Drilling and exploration	146	-	146
Assessments and taxes	83	-	83
Effect of movements in exchange rates	(4)	-	(4)

Balance, December 31, 2020	$10,051	$1	$10,052

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

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

(ii)	Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

During the year ended December 31, 2020, the Company announced that it has entered into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”). In exchange, Silver Wolf will issue to Avino share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of $0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement  (the “Approval Date”).  In order to exercise the option, Silver Wolf will:

1.	Issue to Avino a total of $600,000 in cash or common shares of Silver Wolf as follows:

a.	$50,000 in common shares of Silver Wolf within 30 days of the Approval Date;
b.	A further $50,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the first anniversary of the Approval Date;
c.	A further $100,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the second anniversary of the Approval Date;
d.	A further $200,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the third anniversary of the Approval Date; and
e.	A further $200,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the fourth anniversary of the Approval Date; and

2.	Incur a total of $750,000 in exploration expenditures on the properties, as follows:

a.	$50,000 on or before the first anniversary of the Approval Date;
b.	A further $100,000 on or before the second anniversary of the Approval Date; and
c.	A further $600,000 on or before the fourth anniversary of the Approval Date.

Under the Option Agreement, the parties intend that the first two year’s payments ($200,000 in cash or shares), and first $150,000 in exploration work will be firm commitments by Silver Wolf. All share issuances will be based on the average volume weighted trading price of Silver Wolf’s shares on the TSX Venture Exchange for the ten (10) trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue. The Option Agreement is subject to approval by the TSX Venture Exchange.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.

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

10.	NON-CONTROLLING INTEREST

At December 31, 2020, the Company had an effective 99.67% (2019 - 99.67%, 2018 – 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2019 - 0.33%, 2018 – 0.33%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

11.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2019	12,962	149	358	17,257	17,603	6,710	55,039
Additions / Transfers	644	381	(6)	(648)	148	2,770	3,289
Disposals	-	(6)	(12)	(3,723)	(231)	(206)	(4,178)
Effect of movements in exchange rates	31	-	1	33	34	13	112
Balance at December 31, 2019	13,637	524	341	12,919	17,554	9,287	54,262
Additions / Transfers	(493)	34	6	36	(71)	1,976	1,488
Effect of movements in exchange rates	5	5	-	-	-	-	10
Balance at December 31, 2020	13,149	563	347	12,955	17,483	11,263	55,760

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2019	6,102	65	175	6,830	2,416	708	16,296
Additions / Transfers	1,952	22	49	51	1,619	714	4,407
Disposals	-	(3)	(11)	(2,040)	(27)	(49)	(2,130)
Effect of movements in exchange rates	12	-	-	13	5	1	31
Balance at December 31, 2019	8,066	84	213	4,854	4,013	1,374	18,604
Additions / Transfers	577	103	43	53	1,284	250	2,310
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at December 31, 2020	8,643	187	256	4,907	5,297	1,624	20,914

NET BOOK VALUE
At December 31, 2020	4,506	376	91	8,048	12,186	9,639	34,846
At December 31, 2019	5,571	440	128	8,065	13,541	7,913	35,658

Included in Buildings above are assets under construction of $5,327 as at December 31, 2020 (December 31, 2019 - $3,746) on which no depreciation was charged in the years then ended. Once the assets are put into service, they are transferred to the appropriate class of plant, equipment and mining properties.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

12.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the year ended December 31, 2020, 2019 and 2018, were as follows:

	2020	2019	2018
Salaries, benefits, and consulting fees	$757	$723	$956
Share-based payments	1,468	659	531
	$2,225	$1,382	$1,487

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $Nil (December 31, 2019 - $Nil) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2020. The following table summarizes the amounts due to related parties:

	December 31, 2020	December 31, 2019
Oniva International Services Corp.	$106	$105
Directors	48	51
Jasman Yee & Associates, Inc.	-	-
	$154	$156

(c)	Other related party transactions

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

The transactions with Oniva during the years ended December 31, 2020, 2019 and 2018, are summarized below:

	2020	2019	2018
Salaries and benefits	$636	$665	$594
Office and miscellaneous	290	322	560
Exploration and evaluation assets	-	206	353
	$926	$1,193	$1,507

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the years ended December 31, 2020, 2019 and 2018, the Company paid $224, $226 and $232, respectively, to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the years ended December 31, 2020, 2019 and 2018, the Company paid $31, $33 and $66, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2020, 2019 and 2018, the Company paid $Nil, $Nil and $12, respectively, to WWD.

13.	TERM FACILITY

In July 2015, the Company entered into a ten million dollar term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%. The agreement was later amended in 2018 to extend the repayment period and modify the monthly payments. Other material terms of the facility remained unchanged. The Company is currently repaying the remaining balance in monthly instalments of $278 ending September 2021, with 9 remaining payments as at December 31, 2020. The Company is committed to selling Avino Mine concentrate on an exclusive basis to Samsung until December 31, 2024.

The facility is secured by the concentrates produced under the agreement and by 33% of the common shares of the Company’s subsidiary Compañía Minera Mexicana de Avino, S.A. de C.V. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only.

The continuity of the term facility with Samsung is as follows:

	December 31,	December 31,
	2020	2019
Balance, beginning	$5,897	$6,900
Repayments	(3,333)	(833)
Unwinding of fair value adjustment	(51)	(170)
Balance, ending	2,513	5,897
Less: Current portion	(2,513)	(3,384)
Non-current portion	$-	$2,513

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

14.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing in 2021 with fixed interest rates of 6.29% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at December 31, 2020, plant, equipment, and mining properties includes a net carrying amount of $442 (December 31, 2019 - $559) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under the equipment loans are as follows:

	December 31,	December 31,
	2020	2019
Not later than one year	$73	$228
Later than one year and not later than five years	-	73
Less: Future interest charges	(1)	(12)
Present value of loan payments	72	289
Less: current portion	(72)	(199)
Non-current portion	$-	$90

The equipment loan credit facilities are a component of the master credit facilities described in Note 15.

15.	FINANCE LEASE OBLIGATIONS

The Company has entered into office space and mining equipment leases expiring between 2021 and 2025, with interest rates ranging from Nil% to 14.99% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at December 31, 2020, plant, equipment and mining properties includes a net carrying amount of $1,087 (December 31, 2019 - $2,697) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	December 31,	December 31,
	2020	2019
Not later than one year	$213	$716
Later than one year and not later than five years	301	444
Later than five years	-	28
Less: Future interest charges	(28)	(54)
Present value of lease payments	486	1,134
Less: current portion	(208)	(692)
Non-current portion	$278	$442

The Company has a master credit facility with an equipment supplier for a total of $5,000. The facility is used to acquire equipment necessary for maintaining operations and exploration activities at the Avino Mine. As of December 31, 2020, the Company had $4,927 in available credit remaining under these facilities.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

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

	December 31, 2020	December 31, 2019
Balance at beginning of the period	$1,579	$2,009
Fair value adjustment	650	(520)
Effect of movement in exchange rates	66	90
Balance at end of the period	$2,295	$1,579

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2019	10,778,061	$1.20
Issued	464,122	C$0.85
Expired	(3,602,215)	$1.99
Warrants outstanding and exercisable, December 31, 2019	7,639,968	$0.79
Exercised	(4,195,072)	$0.80
Exercised	(464,122)	C$0.85
Warrants outstanding and exercisable, December 31, 2020	2,980,774	$0.80

			All Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share		December 31, 2020	December 31, 2019
July 30, 2020	C$	0.85	-	464,122
September 25, 2023		$0.80	2,980,774	7,175,846
			2,980,774	7,639,968

As at December 31, 2020, the weighted average remaining contractual life of warrants outstanding was 2.73 years (December 31, 2019 – 3.55 years).

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

	December 31, 2020	December 31, 2019
Weighted average assumptions:
Risk-free interest rate	0.20%	1.68%
Expected dividend yield	0%	0%
Expected warrant life (years)	2.73	3.57
Expected stock price volatility	73.93%	61.61%
Weighted average fair value	$0.77	$0.22

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

17.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2020, is $808 (December 31, 2019 – $1,524), and the undiscounted value of the obligation is $1,275 (December 31, 2019 – $1,985).

The present value of the obligation was calculated using a risk-free interest rate of 5.96% (December 31, 2019 – 6.86%) and an inflation rate of 3.15% (December 31, 2019 – 3.54%). Reclamation activities are estimated to begin in 2023 for the San Gonzalo Mine and in 2041 for the Avino Mine.

A reconciliation of the changes in the reclamation provision during the years ended December 31, 2020, and 2019, is as follows:

	December 31, 2020	December 31, 2019

Balance at beginning of the period	$1,524	$10,799
Changes in estimates	(737)	840
Disposition of Bralorne (Note 5)	-	(10,828)
Unwinding of discount related to Bralorne	-	217
Unwinding of discount related to continuing operations	99	104
Effect of movements in exchange rates	(78)	392
Balance at end of the period	$808	$1,524

During the year ended December 31, 2020, the Company recognized a decrease in the asset retirement obligations in connection with the Avino and San Gonzalo Mines due to the changes in estimated timing of reclamation activities, and closure cost estimates. As a result, a reduction of $544 was recognized in relation to the capitalized costs of the Avino Mine (Note 11 – Plant, equipment and mining properties) and an amount of $193 was recognized in the consolidated statement of operations and comprehensive income (loss) in relation to the reduction of the asset retirement obligation of the San Gonzalo Mine.

18.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)

During the year ended December 31, 2020, the Company issued 6,730,054 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $4,940. The Company paid a 3% cash commission of $148 on gross proceeds, for net proceeds of $4,792, and incurred an additional $106 in issuance costs during the period.

During the year ended December 31, 2020, the Company issued 4,195,072 common shares following the exercise of 4,195,072 warrants. As a result, $6,112 was recorded to share capital, representing cash proceeds of $3,356, fair value of the warrants on the date of exercise (see Note 16 for valuation methodology for $US denominated warrants) of $2,733, and movements in foreign exchange of $69.

During the year ended December 31, 2020, the Company also issued 464,122 common shares following the exercise of 464,122 broker warrants. As a result, $416 was recorded to share capital, representing cash proceeds of $300 and the amount attributed to the warrants upon issuance in 2019, representing $116.

During the year ended December 31, 2020, the Company issued 675,145 common shares as settlement of accrued advisory services provided by Cantor Fitzgerald Canada Corporate (“Cantor”) for the completion of the sale of Bralorne. The value of these shares was accrued at December 31, 2019; however, the shares were not issued until January 2020.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

During the year ended December 31, 2020, the Company issued 48,000 common shares following the exercise of 48,000 options. As a result, $43 was recorded to share capital, representing cash proceeds of $28 and the fair value upon issuance of $15.

During the year ended December 31, 2020, the Company issued 863,901 common shares upon exercise of RSUs. As a result, $650 was recorded to share capital.

(ii)

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

Of the $5,240 total aggregate proceeds raised, $116 was attributed to 464,122 warrants issued as commission, leaving a residual amount of $5,124. This amount includes a flow-through premium, which represents the difference between the C$0.85 price in which the common shares were issued, and the offering price of C$0.99 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $247 was recorded as the flow-through premium, for a net share capital allocation of $4,877. This premium is presented in “Other liabilities” on the consolidated statements of financial position as at December 31, 2019.

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

During the year ended December 31, 2019, the Company issued 4,954,000 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $2,924. The Company paid a 3% cash commission of $87 on gross proceeds, for net proceeds of $2,837, and incurred an additional $75 in issuance costs during the period,

During the year ended December 31, 2019, the Company issued 565,259 common shares upon exercise of RSUs. As a result, $835 was recorded to share capital.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2019	2,917,500	$2.04
Granted	526,000	$0.79
Cancelled / Forfeited	(255,000)	$2.09
Expired	(550,000)	$1.90
Stock options outstanding, December 31, 2019	2,638,500	$1.82
Granted	1,700,000	$1.64
Exercised	(48,000)	$0.79
Cancelled / Forfeited	(807,500))	$1.70
Stock options outstanding, December 31, 2020	3,483,000	$1.77
Stock options exercisable, December 31, 2020	2,208,000	$1.85

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2020:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
September 2, 2021	$2.95	360,000	0.67	360,000	0.67
September 20, 2022	$1.98	880,000	1.72	880,000	1.72
August 28, 2023	$1.30	295,000	2.66	295,000	2.66
August 21, 2024	$0.79	248,000	3.64	248,000	3.64
August 4, 2025	$1.64	1,700,000	4.59	425,000	4.59
		3,483,000	3.23	2,208,000	2.44

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options granted during the year ended December 31, 2020, was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2020	2019
Weighted average assumptions:
Risk-free interest rate	0.30%	1.27%
Expected dividend yield	0%	0%
Expected option life (years)	5.00	5.00
Expected stock price volatility	66.09%	59.01%
Weighted average fair value at grant date	C$0.89	C$0.40

During the year ended December 31, 2020, the Company charged $777 (December 31, 2019 - $144) to operations as share-based payments and capitalized $Nil (December 31, 2019 - $37) to exploration and evaluation assets for the fair value of stock options vested during the period.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

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

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)

RSUs outstanding, January 1, 2019	1,235,300	$1.62
Granted	1,730,500	$0.79
Exercised	(565,259)	$1.96
Cancelled / Forfeited	(27,666)	$1.35
RSUs outstanding, December 31, 2019	2,372,875	$0.94
Granted	1,481,000	$1.64
Exercised	(863,901)	$0.99
Cancelled / Forfeited	(115,974)	$1.00
RSUs outstanding, December 31, 2020	2,874,000	$1.28

The following table summarizes information about the RSUs outstanding at December 31, 2020:

Issuance Date	Price (C$)	Number of RSUs Outstanding
August 28, 2018	$1.31	288,000
August 21, 2019	$0.79	1,105,000
August 4, 2020	$1.64	1,481,000
		2,874,000

For the RSUs issued during year ended December 31, 2020, the weighted average fair value at the measurement date was C$1.64 (December  31, 2019 - C$0.79), based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the year ended December 31, 2020, the Company charged $1,080 (December 31, 2019 - $793) to operations as share-based payments and capitalized $Nil (December 31, 2019 - $49) to exploration and evaluation assets for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

(e)	Earnings (loss) per share:

The calculations for basic and diluted earnings per share are as follows:

	2020	2019	2018
Net income (loss) for the year	$(7,482)	$(2,335)	$1,657
Basic weighted average number of shares outstanding	83,180,069	69,980,178	56,851,626
Effect of dilutive share options, warrants, and RSUs	-	-	3,149,011
Diluted weighted average number of shares outstanding	83,180,069	69,980,178	60,000,637
Basic earnings (loss) per share	$(0.09)	$(0.03)	$0.03
Diluted earnings (loss) per share	$(0.09)	$(0.03)	$0.03

19.	REVENUE AND COST OF SALES

The Company’s revenues for the year ended December 31, 2020 of $16,022 (2019 - $31,746, 2018 - $34,116) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine, prior to its closure in Q4 2019, and processing of Historical Above Ground Stockpiles.

	2020	2019	2018
Concentrate sales	$15,304	$31,417	$34,551
Provisional pricing adjustments	718	329	(435)
	$16,022	$31,746	$34,116

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Stand-by costs consists of care and maintenance costs incurred during the work stoppage at the Avino Mine during the year ended December 31, 2020.

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	2020	2019	2018
Production costs	$11,443	$27,949	$24,619
Stand-by costs	2,394	-	-
Inventory net realizable adjustment	-	387	-
Depreciation and depletion	1,995	3,680	3,231
	$15,832	$32,016	$27,850

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

20.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2020	2019	2018
Salaries and benefits	$1,361	$1,347	$1,244
Office and miscellaneous	117	286	359
Management and consulting fees	406	461	354
Investor relations	166	171	401
Travel and promotion	46	110	226
Professional fees	380	470	529
Directors fees	171	162	161
Regulatory and compliance fees	139	143	311
Depreciation	116	43	25
	$2,902	$3,193	$3,610

21.	COMMITMENTS

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

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2020	December 31, 2019
Not later than one year	$20	$1,269
Later than one year and not later than five years	14	20
Later than five years	3	5
	$37	$1,294

Included in the above amount as at December 31, 2020, is the Company’s commitment to incur flow-through eligible expenditures of $Nil (December 31, 2019 - $1,262 (C$1,639)) that must be incurred in Canada.

Office lease payments recognized as an expense during the year ended December 31, 2020, totalled $40 (2019 - $72, 2018 - $81).

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

22.	SUPPLEMENTARY CASH FLOW INFORMATION

	2020	2019	2018
Net change in non-cash working capital items:
Deferred revenues	$-	$(573)	$573
Accounts payable and accrued liabilities	(2,877)	(941)	2,329
Prepaid expenses and other assets	(157)	287	981
Amounts receivable	1,211	2,615	543
Taxes payable	(39)	(121)	(358)
Amounts due to related parties	1	6	(44)
Taxes recoverable	440	(193)	1,017
Other liabilities	(178)	(100)	-
Inventory	4,150	3,182	(42)
	$2,551	$4,162	$4,999

	2020	2019	2018
Interest paid	$264	$618	$959
Taxes paid	$279	$2,373	$4,991
Equipment acquired under finance leases and equipment loans	$-	$122	$1,771

23.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2019 – six) counterparties (see Note 25). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2020, no amounts were held as collateral.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2020, in the amount of $11,713 and working capital of $14,680 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2020, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$2,068	$2,068	$-	$-
Amounts due to related parties	154	154	-	-
Minimum rental and lease payments	26	7	16	3
Term facility	2,552	2,552	-	-
Equipment loans	72	72	-	-
Finance lease obligations	514	213	301	-
Total	$5,386	$5,066	$317	$3

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

	December 31, 2020		December 31, 2019
	MXN	CDN	MXN	CDN
Cash	$36,896	$2,831	$2,780	$5,902
Long-term investments	-	5,317	-	5,599
Reclamation bonds	-	6	-	6
Amounts receivable	-	20	-	54
Accounts payable and accrued liabilities	(22,972)	(157)	(51,307)	(442)
Due to related parties	-	(196)	-	(202)
Finance lease obligations	(1,543)	(448)	(1,037)	(522)
Net exposure	12,381	7,373	(49,564)	10,395
US dollar equivalent	$620	$5,791	$(2,627)	$8,004

Based on the net US dollar denominated asset and liability exposures as at December 31, 2020, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2020, by approximately $589 (December 31, 2019 - $465). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2020, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net income (loss) of approximately $2 (December 31, 2019 - $70).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2020, a 10% change in market prices would have an impact on net earnings (loss) of approximately $418 (December 31, 2019 - $467).

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2020:

	Level 1	Level 2	Level 3
Financial assets
Cash	$11,713	$-	$-
Amounts receivable	-	529	-
Long-term investments	4,176	-	-
Total financial assets	$15,889	$529	$-
Financial liabilities
Warrant liability	-	-	(2,295)
Total financial liabilities	$-	$-	$(2,295)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. The warrants of Talisker are measured on acquisition and at December 31, 2019, using the following assumptions:

	December 31, 2019		December 13, 2019
Weighted average assumptions:
Risk-free interest rate		1.71%		1.67%
Expected dividend yield		0%		0%
Expected life (years)		2.95		3.00
Expected stock price volatility		106.79%		108.41%
Weighted average fair value at grant date	C$	0.23	C$	0.15

During the year ended December 31, 2020, all warrants of Talisker were exercised, and any changes in Level 3 measurements were a result of the Company exercising these warrants (see Note 8 of the consolidated financial statements).

As at December 31, 2020, the Company’s Level 3 financial instruments consisted solely of the warrant liability. For the Company’s warrant liability valuation and fair value adjustments during the years ended December 31, 2020 and 2019, see Note 16 of the consolidated financial statements.

During the year ended December 31, 2019, changes in Level 3 measurements were comprised of the recognition of the Talisker warrants received in the sale of Bralorne (see Note 5) of $716, and its subsequent fair value increase of $398 for a total fair value of $1,114 at December 31, 2019.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

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

	December 31,	December 31,
	2020	2019
Equity	$59,008	$53,923
Term Facility	2,513	5,897
Finance Lease Obligations	486	1,134
Equipment Loans	72	289
	$62,079	$61,243

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2020, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2020, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

25.	SEGMENTED INFORMATION

The Company’s revenues for the year ended December 31, 2020 of $16,022 (2019 - $31,746; 2018 – $34,116) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine and the Avino Historic Above Ground stockpiles.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	2020	2019	2018
Silver	$6,318	$14,030	$17,259
Copper	4,662	13,953	12,996
Gold	8,517	10,326	9,866
Penalties, treatment costs and refining charges	(3,475)	(6,563)	(6,005)
Total revenue from mining operations	$16,022	$31,746	$34,116

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

For the year ended December 31, 2020, the Company had three customers (2019 – six, 2018 – six) that accounted for total revenues as follows:

	2020	2019	2018
Customer #1	$12,573	$21,810	$23,314
Customer #2	3,206	4,861	321
Customer #3	(19)	3,350	8,071
Customer #4	262	1,246	-
Customer #5	-	469	-
Customer #6	-	10	519
Customer #7	-	-	1,547
Customer #8	-	-	344
Total revenue from mining operations	$16,022	$31,746	$34,116

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2020	December 31, 2019
Exploration and evaluation assets - Mexico	$10,051	$9,826
Exploration and evaluation assets - Canada	1	1
Total exploration and evaluation assets	$10,052	$9,827

	December 31, 2020	December 31, 2019
Plant, equipment, and mining properties - Mexico	$34,475	$35,239
Plant, equipment, and mining properties - Canada	371	419
Total plant, equipment, and mining properties	$34,846	$35,658

On December 13, 2019, the Company sold Bralorne (see Note 5) which held substantially all of the Company’s non-current assets in Canada.

26.	INCOME TAXES

(a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2020	2019	2018

Current income tax expense	$161	$327	$1,052
Deferred income tax recovery	(1,569)	(960)	(645)
Total income tax expense (recovery)	$(1,408)	$(633)	$407

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2020	2019	2018

Net income (loss) before income taxes	$(8,890)	$(2,968)	$2,064
Net loss from discontinued operations before income taxes	(169)	(29,126)	(31)
Net income (loss) before income taxes	$(9,059)	$(32,094)	$2,033
Combined statutory tax rate	27.00%	27.00%	27.00%

Income tax expense (recovery) at the Canadian statutory rate	(2,446)	(8,665)	549

Reconciling items:
Effect of difference in foreign tax rates	(86)	(120)	48
Non-deductible/non-taxable items	1,467	6,449	(121)
Change in unrecognized deductible temporary differences	332	1,263	(257)
Impact of foreign exchange	(112)	222	915
Special mining duties	(185)	231	117
Revisions to estimates	(297)	58	(368)
Share issue costs	(73)	(174)	(231)
Other items	(8)	103	(245)

Income tax expense (recovery) recognized in the year	$(1,408)	$(633)	$407

The Company recognized a non-cash recovery of $164 for the year ended December 31, 2020 (2019 – expense of $235; 2018 – expense of $379) related to the deferred tax impact of the special mining duty. The Canadian income tax rate increased from 26% to 27% effective January 1, 2018, with a statutory impact prior to year-end. The impact of this change has been reflected in the consolidated financial statements.

	December 31,	December 31,
	2020	2019

Deferred income tax assets	$4,249	$2,755
Deferred income tax liabilities	(5,618)	(5,693)

	$(1,369)	$(2,938)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2020	December 31, 2019

Reclamation provision	$304	$571
Non-capital losses	3,383	1,171
Other deductible temporary differences	562	1,013
Inventory	(2)	(243)
Exploration and evaluation assets	(3,349)	(3,340)
Plant, equipment and mining properties	(2,267)	(2,110)

Net deferred income tax liabilities	$(1,369)	$(2,938)

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2020, 2019 and 2018 (Expressed in thousands of US dollars, except where otherwise noted)

(b)	Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets.  Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2020	December 31, 2019

Tax losses carried forward	$18,974	$24,229
Share issue costs	1,144	1,352
Plant, equipment and mining properties	263	170
Exploration and evaluation assets	1,248	1,237
Investments	(400)	(1,273)
Reclamation provision and other	-	-

Unrecognized deductible temporary differences	$21,229	$25,715

The Company has capital losses of $11,396 carried forward and $7,578 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2027 to 2040.

27.	SUBSEQUENT EVENTS

Warrant Exercises – Subsequent to December 31, 2020, the Company issued 896,562 common shares through the early exercise of share purchase warrants for proceeds of $717 at an average price per share of $0.80.

At-The-Market Sales – Subsequent to December 31, 2020, the Company issued 9,050,000 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $17,732. The Company paid a 2.75% cash commission of $488 on gross proceeds, for net proceeds of $17,244.

Option Exercises – Subsequent to December 31, 2020, the Company issued 264,000 common shares through the exercise of incentive stock options for proceeds of C$305, at an average price of C$1.16.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: March 18, 2021	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

