Form 20-F
period 2021-12-31
AVINO SILVER & GOLD MINES LTD
filed 2022-03-31
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

There were102,243,211 common shares, without par value, issued and outstanding as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

We will continue to file our Forms 20-F or 6-K until we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we will be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers”.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Date

B.	Capitalization and indebtedness

Not Applicable.

C.	Reasons for the offer and use of proceeds

Not Applicable.

D.	Risk factors

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

The Completion of the Proposed Acquisition of La Preciosa Property and Operations Thereof May Impose Additional Risks to the Company.

In October 2021, the Company entered into definitive agreements to acquire the La Preciosa Property, a development stage silver resource mineral property located adjacent to the Company’s existing operations at the Avino Property in Durango, Mexico. The completion of the acquisition of the La Preciosa Property raises potential additional risks to the Company including integrating the La Preciosa Property into the Company’s operations and the need to raise additional capital to develop, mine and operate the property.

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

We have experienced net operating losses.

We began extracting and processing resources at levels intended by management at the San Gonzalo Mine during the fourth quarter of 2012 (ceasing operations in 2019), and at the Avino Mine in the third quarter of 2015. For the year ended December 31, 2021, we incurred net loss from continuing operations of ($2,057,000). For the years ended December 31, 2020, and 2019, we earned net loss from continuing operations of ($7,482,000) and, ($2,335,000), respectively. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will be profitable in the future.

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

Mexico has been particularly impacted by the COVID-19 pandemic. The Company’s mining operations were temporarily shut-down in April 2020 first as a result of governmental COVID-19 quarantine and containment measures, and later in July 2020 due to a labour strike, which was resolved in October 2020. The labour settlement agreement was approved by Mexican governmental labour authority. Although the Company takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to supply chains, operations, transportation, and mobility of people, which are beyond the control of the Company, and which have had and could continue to adversely affect the availability of components, supplies and materials, labour, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates, and other factors material to the Company, including in particular, the Company’s revenues and concentrate delivery schedule.

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

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine (which ceased operations during 2019) and the Avino Mine without preparing a pre-feasibility study or bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks. Our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing. Therefore, our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited information which may or may not be representative of information regarding the mines had we otherwise prepared a more comprehensive study. In addition, basing our decision to begin extracting and processing resources on limited information may make us susceptible to risks including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to extracting and processing activities at levels intended by management from pilot plant scale;

•	the inability to predict the amount of minerals within an area to be mine due the limited sample drilling programs which makes it a challenge to predict our revenues;

•	the preliminary nature of mine plans and processing concepts and applying them to full scale extracting and processing activities at levels intended by management.

•	determining operating/capital cost estimates and possible variances associated with constructing, commissioning and operating the Avino facilities based on limited information;

•	that metallurgical flow sheets and recoveries are based on information at the time and may not be representative of results of the Avino Mine; and

•	that we may underestimate capital and operating costs without a comprehensive bankable feasibility study.

Company has a limited number of customers.

The Company produces concentrates containing silver and gold. The Company sells its concentrates to metals traders and smelters. During the year ended December 31, 2021, one customer accounted for more than 75% of revenues. The Company believes that a small number of customers will continue to represent a significant portion of its total revenue. However, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s production. There is a risk that the Company could be subject to limited smelter availability and capacity, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Company may be subject to substantial decommissioning and reclamation costs.

The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at December 31, 2021, the Company had a provision of approximately $0.726 million for future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment. The present value of these reclamation provisions may be subject to change as a result of management’s estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates. Such changes will be recorded in the accounts of the Company as they occur.

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

Company’s operations are subject to political risk and government regulations

The Company’s mining, exploration and development activities are focused in Mexico and Canada, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to incur significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction, and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violations may require compensation of those suffering loss or damage by reason of the Company’s mining activities, and the Company may be fined if convicted of an offence under such legislation.

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

During the period between the end of April to June 2020, the Company was required to shut down operations at the Avino Mine due to COVID-19 pandemic safety measures imposed by the Mexican authorities. In June 2020, mining operations briefly resumed, until a labour strike in July 2020 resulting in a suspension of operations. The labour strike was resolved in October 2020.

The exercise of our outstanding warrants, stock options into common shares and issuance of RSUs will result in ownership dilution to our shareholders and could temporarily suppress the price of our common shares.

As at December 31, 2021, we had outstanding warrants to purchase 1,950,412 common shares at a weighted average exercise price of $0.80 per share. As at December 31, 2021, there were outstanding share options exercisable into 2,839,000 common shares at a weighted average exercise price of Cdn$1.68 and RSUs outstanding for the issuance of a further 1,439,477 common shares at a weighted average exercise price of Cdn$1.32. If all these options and warrants are exercised and RSUs are issued, such issuance will cause ownership dilution to our shareholders. The dilution may result in a decline in the market price of our common shares.

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

Our Articles authorize us to issue an unlimited number of common shares. Shareholder approval is not necessary to issue our common shares. Issuance of these common shares could have the effect of making it more difficult and more expensive for a person or group to acquire control of us and could effectively be used as an anti-takeover device.

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

Our business is subject to competition.

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. There can be no assurance that the Company will be able to compete successfully for new mining properties. The resource industry is intensely competitive in all its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects exploration in the future.

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

The efficient operation of our businesses is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems and continue to invest in maintaining and upgrading these systems and applications to ensure risk is controlled. Regardless of our efforts to maintain and upgrade our cyber security systems, there can be no assurance that we will not suffer an intrusion, that unauthorized parties will not gain access to confidential or personal information, or that any such incident will be discovered promptly. The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target, and we may be unable to anticipate these techniques or implement adequate preventative measures. The failure to promptly detect, determine the extent of and appropriately respond to a significant data security breach could have a material adverse impact on our business, financial condition and results of operations. In addition, the unavailability of the information systems or failure of these systems to perform as anticipated for any reason, including a major disaster or business interruption resulting in an inability to access data stored in these systems or sustain the data center systems necessary to support functions to meet our needs, and any inability to respond to, or recover from, such an event, could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer.

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

Item 4. Information on the Company

Preliminary Note. References to the “Technical Report” refers to the “Resource Estimate Update For the Avino Property, Durango, Mexico”, dated January 13, 2021, as amended in the “Amended Resource Estimate Update For the Avino Property, Durango, Mexico” in the NI 43-101 Technical Report prepared by Tetra Tech Inc. and Red Pennant Communications Corp. and is intended to comply with the requirements of subpart 1300 of Regulation S-K (the “SEC Mining Modernization Rules”) and Canadian National Instrument 43-101— Standards of Disclosure for Mineral Projects (“NI 43-101”). The mineral resource estimate contained in the Technical Report for the Avino Property was filed as an exhibit to Form F-3 January 27, 2021, as amended on Form 6-K on December 21, 2021, and was filed on Sedar on January 15, 2021, as amended on December 21, 2021. The mineral resource estimates contained in the Technical Report for the Avino Property, as amended, is effective as of the date of January 13, 2021, and has not been updated since that time. The Company believes that activity at the Avino Property subsequent to the effective date of the mineral resource estimates would not result in a material change to the information contained in the Technical Report. The Company has no proven or probable mineral reserves. Hassan Ghaffari, P.Eng., M.A.Sc., Jianhui (John) Huang, Ph.D., P.Eng and Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM are the Qualified Persons who prepared the Technical Report. None of Messrs. Ghaffari, Huang nor O’Brien, or their respect companies, Tetra Tech Canada Inc. and Red Pennant Communications Corp., was an affiliate of or had an interest in the Company or had an interest in the Avino Property at the time of the Technical Report. A copy of the Technical Report is referenced as Exhibit 96.1

A. History and development of the Company

The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1968, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the Exchange Act, changing its name to Avino Mines & Resources Limited. On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd. and effected a reverse stock split of one common share for every five common shares outstanding. On August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd., its current name, to better reflect the business of the Company of exploring for and mining silver and gold

The Company is a reporting issuer in all Provinces of Canada, except for Quebec, a foreign private issuer in the United States, and is listed on the Toronto Stock Exchange, under the symbol “ASM”, on the NYSE-American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”. The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company primarily engaged in the extracting and processing of silver and to a lesser extent, gold and copper and the acquisition and exploration of natural resource properties. The Company’s principal business activities have been the exploration for and extracting and processing of silver, gold and copper at mineral properties located in the State of Durango, Mexico. The Company also owns other exploration and evaluation assets in British Columbia and the Yukon, Canada.

B. Business overview

Operations and Principal Activities

The Company is a Canadian-based resource firm focused on silver, gold, and copper exploration, extraction and processing. The Company has a long prior history of operation, beginning in 1968 with the development of the Avino Silver Mine, located in the state of Durango, Mexico (the “Avino Mine”). From 1974 to 2001, the Avino Mine produced silver, gold, copper and lead and provided hundreds of jobs for the Durango region before closing due to depressed metal prices and closing of a smelter. Beginning in 2002, the Company re-directed its corporate strategy to focus almost entirely on silver, and the Company began acquiring silver properties in North America.. In October 2014, Avino acquired Bralorne Gold Mines Ltd. (“Bralorne”), a British Columbia company, which owns the past producing Bralorne Gold Mine in British Columbia, as a wholly-owned subsidiary. The Avino Mine in Mexico, the Bralorne Mine in British Columbia, and surrounding mineral leases continue to hold silver and gold potential. On December 13, 2019, the Company completed the sale of Bralorne to Talisker. The sale includes the Bralorne Gold Mine and is part of the Company’s plan to focus on its core mining operations in Mexico. For more information regarding the sale, please see below. The Company also had an option agreement with Alexco Resources Corp. on its wholly-owned Eagle Property located in the Yukon. This option agreement was terminated on January 31, 2019. The Avino Property, along with other silver and gold projects, will remain the Company’s principal focus for the foreseeable future. The Eagle Property is currently inactive.

In the second quarter of 2016, the Company declared that effective April 1, 2016, extracting and processing resources at levels intended by management had been achieved at the Avino Mine following an advancement and test period of 19 months. The decision was based on the following criteria:

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

As a result of applying the change in accounting policy, we have determined that we would have been deemed to be in the production phase effective July 1, 2015. Accordingly, we have applied this retrospective application of this change in accounting policy for (i) the year ended December 31, 2015; (ii) the year ended December 31, 2016; and (iii) the year ended December 31, 2017.

On December 13, 2019, Avino closed an agreement to sell all of the issued and outstanding shares of Bralorne to Talisker for:

(i)	A cash consideration of C$8.7 million;

(ii)	The issuance of 12,580,000 common shares of Talisker (the “Talisker Shares”);

(iii)	The issuance of 6,290,000 share purchase warrants (the “Talisker Warrants”) exercisable at C$0.25 per share for a period of three years after the Closing Date

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

On February 25, 2020, the Company exercised its Talisker Warrant to purchase 6,290,000 common shares. On that same date, the Company sold 3,000,000 common shares of Talisker. As a result of these transactions, the Company, as of February 25, 2020, held 15,870,000 common shares of Talisker representing approximately 9.6% of Talisker common shares.

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

On October 27, 2021, the Company announced that it has entered into a share purchase agreement (the “La Preciosa Transaction”) with Coeur Mining Inc. (“Coeur”) to acquire through the purchase of shares of certain holding companies, the La Preciosa property (“La Preciosa”). The property is located adjacent to the Avino Mine in the state of Durango, Mexico.

Consideration of $20,000,000, of which $15,000,000 is payable at the closing of the La Preciosa Transaction and the remaining $5,000,000 is payable before the first anniversary of the closing date.

Avino will issue 14,000,000 units (the “Units”) comprised of one common share and one half of a common share purchase warrants.

Cash consideration of US$8.75 million will be payable by the Company to Coeur within 12 months of initial production at La Preciosa. Avino may elect to pay up to half of the contingent cash consideration in Avino shares. Coeur will retain ownership of a 1.25% net smelter royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all areas of La Preciosa other than the Gloria and Abundancia areas.

So long as Coeur holds 10% or more of the outstanding shares of Avino, Coeur has the option to nominate one director for election to the Avino board or designate a board observer. At closing, Coeur has also been granted pre-emptive rights to maintain its equity ownership position in Avino and has entered into a voting agreement with Avino.

The completion of the proposed La Preciosa Transaction is subject to a number of customary conditions precedent, as well as, the authorization of the Mexican Federal Economic Commission,. The Toronto Stock Exchange has provided conditional approval of the project and the NYSE American has approved the listing of the common shares and warrants to be issued in the La Preciosa Transaction. The La Preciosa Transaction closed on March 21, 2022.

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

Pursuant to the Minerales Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino must pay to Minerales the sum of $250,000, by the issuance of 135,189 common shares of Avino. Avino will have a period of 24 months for the development of mining facilities. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000t, then Avino must pay to Minerales in an event a minimum royalty equal to the applicable NSR royalty based on processing at a minimum rate of 15,000t. In the event of a force majeure, Avino shall pay the minimum royalty as follows:

•	First quarter: payment of 100% of the minimum royalty

•	Second quarter: payment of 75% of the minimum royalty

•	Third quarter: payment of 50% of the minimum royalty

•	Fourth quarter: payment of 25% of the minimum royalty

•	In case of force majeure still in place after one year of payments, payment shall recommence at a rate of 100% of the minimum royalty and shall continue being made as per the quarterly schedule.

Avino has also agreed to pay to Minerales a royalty equal to 3.5% of NSRs. If at the commencement of commercial production from the concession.

Minerales has also granted to Avino the exclusive right to purchase a 100% interest in the concession at any time during the term of the Minerales Agreement (or any renewal thereof), upon payment of $8 million within 15 days of Avino’s notice of election to acquire the Property. The purchase would be completed under a separate purchase agreement for the legal transfer of the concession. This agreement re-places all other previous agreements.

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

A sampling campaign comprising 52 recent and historic holes that were previously drilled in the hanging-wall of the Avino vein stockwork system located on the Avino property. The drill results were disclosed as follows:

•	The Company announced drills results from the Hanging-Wall Breccia sampling campaign on its press release dated July 23, 2019 and on Form 6-K with SEC on the same date;

During 2020, underground advancement totaled 1,267 meters. There were no advancements with the ramp as level 17 is the deepest level of the mine currently. Production mining with the trac drill and jumbo took place on level 16.5 and 17.

The Avino Mine has been the subject of four mineral resource estimates, the most recent of which was published on January 13, 2021 and amended December 20, 2021; please see the section below on Mineral Resource Estimates for more details.

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

Also in 2019, a geomembrane was installed in a portion of the old historic open pit to allow for tailings deposition. Tailings were sent to this area starting in October 2019 and will continue into 2021.

For longer term tailings storage the Company has been exploring the potential of dry stack tailings for another one of its permitted tailings storage facilities, which we refer to as, TSF#2.

For 2021, there were no changes to the tailings storage plans or the oxide tailings resource.

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

 _______________

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

Costs Incurred to Date

The table below for the years ended December 31, 2019 to December 31, 2021 contains selected financial data prepared in accordance with IFRS derived from our audited consolidated financial statements for the periods ending on such dates.

	Exploration and Evaluation Expenditures	Capital Expenditures	Mine Operating Expenditures	Administrative Expenditures*	Total

2019	134,000	3,223,000	32,016,000	4,130,000	39,503,000
2020	223,000	1,460,000	15,832,000	4,759,000	22,274,000
2021	1,003,000	2,844,000	7,681,000	5,035,000	16,563,000

_________

*Operating and administrative expenses do not reflect other income or expenses or other comprehensive income or loss.

Below is a table summarizing the estimated planned future costs for 2022. The Company expects that cash flows generated from mining operations will cover its planned future costs. No assurance can be given that the Company will be able to generate revenues to cover the expenses in the table below or that actual future costs will equal the amounts in the table below. If the Company is unable to raise capital to meet its planned future costs, it may have to curtail planned activities.

Year	Mine Operating and Administrative Expenses	Capital and Exploration and Evaluation Expenditures	TOTAL
2022	$34,170,000	$8,265,000	$42,435,000

Mineral Reserve Estimates

There are currently no mineral reserves on the Property.

Mineral Resource Estimates

Below is a summary of current mineral resources at the San Gonzalo and Avino Mines as well as the oxide tailings mineral resource (as reported in the January 13, 2021 Technical Report on the Avino Property, Durango, Mexico, as Amended in December 2021) grouped into the measured, indicated and inferred categories (the “Technical Report”). The effective date of the resource estimates is January 13, 2021.

The mineral resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., who is a “Qualified Person” within the meaning of National Instrument 43-101 and who is an employee of Red Pennant Communications Corp.) and independent of Avino, as defined by Section 1.5 of NI 43-101.

Avino Mine Mineral Resources Summary as at October 31, 2020
Measured & Indicated Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu %	AgEQ Million Tr Oz*	Ag Million Tr oz	Au Thousand Tr Oz	Cu Tonnes
Measured	Avino - ET	60	6,102,000	146	64	0.53	0.54	28.6	12.6	105	33,035
Measured	San Gonzalo System	130	267,000	356	263	1.36	0.00	3.1	2.3	12.0	0
Total Measured	All Deposits		6,369,000	155	73	0.57	0.52	31.7	14.9	116	33,035
Indicated	Avino - ET	60	20,365,000	120	50	0.53	0.41	78.2	32.4	347	83,215
Indicated	San Gonzalo System	130	216,000	304	230	1.09	0.00	2.1	1.6	8.0	0.00
Indicated	Oxide Tailings	50	1,120,000	124	89	0.42	0.00	4.5	3.2	15.0	0.00
Total Indicated	All Deposits		21,710,000	122	53	0.53	0.38	84.8	37.2	370	83,215
Total Measured & Indicated			28,070,000	129	58	0.54	0.41	116.5	52.1	486	116,250

Inferred Mineral Resources
Inferred	Deposit	Cut-off (AgEQ g/t)	Metric tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu %	AgEQ Million Tr Oz*	Ag Million Tr oz	Au Thousand Tr Oz	Cu T
Inferred	Avino - ET	60	9,626,000	100	40	0.43	0.36	30.8	12.4	135	34,810
Inferred	San Gonzalo System	130	85,000	298	233	0.96	0.00	0.8	0.6	3.0	0
Inferred	Oxide Tailings	50	1,230,000	125	85	0.47	0.00	5.0	3.4	19.0	0
Total Inferred	All Deposits		10,941,000	104	47	0.44	0.32	36.6	16.4	156	34,810

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

The silver equivalent was back calculated using the following formulas: ET AgEQ = Ag + 65.1 * Au + 86.6 * Cu ppm / 10,000 ; SG AgEQ = Ag + 72.54 * Au; Oxide Tailings AgEQ = Ag + 84.55 * Au.

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

Silver equivalent cut-off grades were applied to satisfy the condition of reasonable prospects for eventual economic extraction and were calculated using conversion formulas AgEQ = Ag + 65.1 * Au + 86.6 * Cu for Avino Vein, AgEQ = Ag + 84.55 * Au for oxide tailings and AgEQ = Ag + 72.54 * Au for San Gonzalo vein System.

Cut-off grades were calculated using current costs, silver price of US$24.00oz, gold price of US$1,875/oz and copper price of US$3.10/lb.

Mineral Resource Discussions

Oxide Tailings

A mineral resource was estimated for the oxide tailings generated from prior historical mining operations, using ordinary kriging (OK) interpolation and uncapped grades. The assay values for this estimate are based on 28 drill holes, which were completed on the oxide tailings by Compañía Minera Mexicana de Avino, S.A. de C.V. in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. The oxide tailings are estimated to contain a 2.34 Mt inferred mineral resource at a grade of 91.3 g/t silver and 0.54 g/t gold, with a 50 g/t silver cut-off. The entire resource is classified as an inferred mineral resource, based on the historical nature of the drilling (prior to the institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements). Verification samples collected confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign and confirmed that the Mine’s lab assays are not materially different from those of external labs. It is Red Pennant Communications Corp’s opinion that the oxide tailings sampling data are considered sufficient to support the purpose of the Technical Report and a current inferred mineral resource.

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

Qualified Person(s)

The Qualified Persons as defined by NI 43-101, who supervised and are responsible for the Technical Report, and have reviewed the scientific, technical and financial content of this Annual Report, are Hassan Ghaffari, MASc., P.Eng. and Jianhui Huang, PhD., P.Eng., all of Tetra Tech Canada Inc., and Michael O’Brien P.Geo., Pr.Sci.Nat., Communications Corp. and each of whom is independent of Avino, as defined by Section 1.5 of NI 43-101.

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

Reclamation

The Company has mine closure and reclamation plans for the Avino and San Gonzalo Mines and has estimated the undiscounted value of reclamation at approximately $1.2 million for the Avino Mine and approximately $0.1 million for the San Gonzalo Mine as at December 31, 2021.

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

Minto Property – Not Active

Ownership. The Minto Property is wholly-owned by the Company and was acquired in early 1985 when it acquired its 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims The Company will maintain these claims in good standing and may decide to commence exploration again on the Minto Property.

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

Other Properties (Durango, Mexico) – Not Active

Avino also has mineral rights for three other properties in the Durango State of Mexico, described below:

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

The Option Agreement was approved by the TSXV on March 11, 2021. On March 26, 2021 the Company was issued 131, 718 shares of Silver Wolf. On October 21, 2021 the Company exercised the share purchase warrants and received 300,000 shares of Silver Wolf.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2020, 2019 and 2018 included in this annual report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) for the years ended December 31, 2021, 2020 and 2019.

A. Operating results

Information regarding the Company’s operating results for the years ended December 30, 2021, and 2020, is incorporated by reference to the Company’s Management’s Discussion and Analysis incorporated by reference to Exhibits 15.1 and 15.2.

Information regarding the Company’s liquidity and capital resources for the years ended December 31, 2021, and 2020, is incorporated by reference to the Company’s Management’s Discussion and Analysis incorporated by reference to Exhibits 15.1 and 15.2.

Contractual obligations

As at December 31, 2021, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$3,260,000	$3,260,000	$-	$-	$-
Due to related parties	163,000	163,000	-	-	-
Minimum rental and lease payments	889,000	96,000	166,000	165,000	462,000
Deferred income tax liabilities	1,781,000	-	-	-	1,781,000
Finance lease obligations	1,152,000	438,000	575,000	139,000	-
Total	$7,245,000	$3,957,000	$741,000	$304,000	$2,243,000

C. Research and development, patents and licenses, etc.

As the Company is a mining and exploration company with no research and development, the information required by this section is not applicable.

D. Trend information

As at the time of filing this Annual Report and as otherwise disclosed in this Annual Report, the Company is not aware of any specific trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. However, it should be noted that future required capital expenditures at the Avino Mine would likely have positive and negative impact, respectively, on future cash flows after 2021. Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, extracting and processing activities, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

E. Critical Accounting Estimates

Information regarding the Company’s critical accounting estimates is incorporated by reference to the Company’s Management’s Discussion and Analysis incorporated by reference to Exhibits 15.1 and 15.2.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following is a list of the Company’s directors and senior management as at December 31, 2021. The directors are elected for a term of one year at the annual meeting of shareholders. This year’s annual meeting will be held on June 21, 2022.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
Gary Robertson Director	Certified Financial Planner; Director and Chairman of Avino Silver & Gold Mines Ltd.	August 2005

David Wolfin Director/President/CEO	Director, President and CEO of Avino Silver & Gold Mines Ltd., and Silver Wolf Exploration Ltd. (formerly, Gray Rock Resources Ltd.)	October 1995

Peter Bojtos Director	Professional Engineer and Director of Avino Silver & Gold Mines Ltd.	June 2018

Jasman Yee Director	Professional Engineer and Metallurgist	January 2011

Ronald Andrews Director	Director of Bonner Mall Partnership. Owner and operator of Andrews Orchards	May 2019

J.C. Rodríguez Chief Operating Officer	Geology Professional	December 2012

Jennifer Trevitt Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., and Silver Wolf Exploration (formerly, Gray Rock Resources Ltd.)	December 2021

Nathan Harte Chief Financial Officer	CPA, Chief Financial Officer of Avino Silver & Gold Mines Ltd., and Silver Wolf Exploration Ltd. (formerly, Gray Rock Resources Ltd.)	November 2018

Peter Latta VP Technical Services	Professional Engineer, Director and President of Silver Wolf Exploration Ltd.	October 2020

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

Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities for the year ended December 31, 2021 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6) (8) President, CEO and Director	2021	239,292	303,721	66,312	NIL	NIL	NIL	609,325
	2020	223,680	361,117	137,090	NIL	NIL	NIL	721,887
	2019	226,108	336,177	NIL	NIL	NIL	NIL	562,285
Nathan Harte CFO(8)	2021	121,279	103,187	33,156	NIL	NIL	NIL	257,622
	2020	73,557	68,086	73,338	NIL	NIL	NIL	214,981
	2019	58,865	21,396	19,429	NIL	NIL	NIL	99,690
J.C. Rodríguez COO(7)	2021	211,679	174,069	44,208	NIL	NIL	NIL	429,956
	2020	215,022	172,225	91,394	NIL	NIL	NIL	478,641
	2019	202,441	117,866	NIL	NIL	NIL	NIL	320,307
Peter Latta VP-Technical Services	2021	122,826	69,147	22,104	NIL	NIL	NIL	214,077
	2020	111,840	44,724	50,489	NIL	NIL	NIL	207,053

(1)

The “2018 RSU Plan was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2021, No RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,330,167 were vested and 104,356 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2021. The closing market price on august 4, 2021 was C$1.26 per common share, the closing market price on August 28, 2021 was C$1.29 per common share, and the closing market price on August 21, 2021 was C$1.18 per common share.

(2)

The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2021, new option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.30%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 66.09%.

(3)	The Company does not have a non-equity incentive plan.

(4)	The Company does not have any pension plans.

(5)	Discretionary cash payment of incentive bonuses.

(6)	Mr. David Wolfin was appointed CEO on June 24, 2010. Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

(7)	Mr. Rodríguez receives his salary in Mexican Pesos (“MXP”). For 2021, Mr. Rodriguez’ salary of MXP 4,624,119, was converted into US dollars by applying an exchange rate of 1MXP = US$0.0465.

(8)

 All compensation to Mr. David Wolfin, Mr. Nathan Harte and Mr. Peter Latta are paid in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2537 for 2021, US$1.00 = C$1.3412 for 2020, and US$1.00 = C$1.3268 for 2019, based on the average exchange rate for the year quoted by the Bank of Canada.

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

The Company currently maintains a Stock Option and an RSU Plan (the “Plans”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. The RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018 and the unallocated entitlements were approved by shareholders on May 27, 2021. The maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2021, a total of 4,373,500 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,330,167 were vested and 104,356 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, until fully vested from the date of the awards, and provided that these designated persons are continuously employed with or providing services to Avino.

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

The following table sets forth the options and RSUs granted to the executive officers to purchase or acquire securities of the Company outstanding at December 31, 2021:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)(3)	Option expiration date	Value of unexercised in-the-money options ($)(1)(4)	Share grant date	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(2)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(2) (4)
David Wolfin, CEO, President and Director	250,000	$1.98	Sept. 20, 2022	Nil	Aug 21, 2019	220,000	138,630	Nil
	300,000	1.64	Aug 4, 2025	Nil	Aug 4, 2020	200,000	261,626	Nil
Nathan Harte, CFO	25,000	$1.98	Sept 20, 2022	Nil	Aug 21, 2019	20,000	12,603	Nil
	48,000	$0.79	Aug 21, 2024	12,252	Aug 4, 2020	100,000	130,813	Nil
	150,000	$1.64	Aug 4, 2025	Nil
J.C. Rodríguez COO	125,000	$1.98	Sept 20, 2022	Nil	Aug 21, 2019	100,000	63,013	Nil
	200,000	$1.64	Aug 4, 2025	Nil	Aug 4, 2020	133,334	174,418	Nil
Peter Latta VP-Technical Services	100,000	$1.64	Aug 4, 2025	Nil	Aug 21, 2019	10,000	6,301	Nil
					Aug 4, 2020	68,000	88,953	Nil

(1)

In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2021 and the exercise price of the option. The closing Toronto Stock Exchange share price for the Company’s common shares as at December 31, 2021 was C$1.11 per common share.

(2)

Share Based Awards are in the form of RSU Plan. The 2018 RSU Plan (the “2018 RSU Plan”) was approved by the shareholders on May 24, 2018, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2021, No RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,330,167 were vested and 104,356 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2021. The closing market price on August 4, 2021 was C$1.26 per common share, the closing market price on August 28, 2021 was C$1.29 per common share, and the closing market price on August 21, 2021 was C$1.18 per common share.

(3)	The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.

(4)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2537, which represents the average exchange rate for the year 2021 quoted by the Bank of Canada.

Incentive plan awards – value vested or earned during the year

 An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended December 31, 2021:

Name	Option-based awards – Value vested during the year ($) (1)(3)	Share-based awards – Value vested during the year ($) (2)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
David Wolfin President, CEO and Director	11,366	446,478	Nil
Nathan Harte, CFO	5,683	77,822	Nil
J.C. Rodríguez COO	7,578	204,339	Nil
Peter Latta VP-Technical Services	3,789	52,329	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

(2)	The RSU Vesting prices were C$1.26, C$1.29, and C$1.18 which represent the share prices on August 4, 2021, August 28, 2021, and August 21, 2021, the dates on which the RSUs vested.

(3)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$ which represents the average exchange rate for the year 2021 as quoted by the Bank of Canada.

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

Termination and Change of Control Benefits

On January 1, 2016, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin, and on March 23, 2016, the Company further amended the consulting agreement which contains certain provisions in connection with termination of employment or change of control. The consulting agreement was renewed for a period of three years on January 1, 2022, with the same terms and conditions.

The Intermark Capital Corporation Agreement can be terminated at any time as follows:

(a)	by Intermark Capital Corporation electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give Intermark Capital Corporation three months prior notice of such termination along with a termination payment equal to the annual Consulting Fee; and

(c)

by Intermark Capital Corporation electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if Intermark Capital Corporation so elects to terminate the Agreement, then Intermark Capital Corporation will be immediately entitled to a termination payment equal to C$2 million.

On May 30, 2019, the Company entered into a Change of Control Agreement with Nathan Harte, a named executive officer of the Company. If a Change of Control occurs, and Nathan Harte’s employment is terminated by the Company for any reason, except excluding a termination for just cause, within six (6) months of the date of the Change of Control, or Nathan Harte resigns from his employment for Good Reason during such six (6) month period, then Nathan Harte shall be entitled to receive from the Company an amount equal to Nathan Harte’s current monthly base salary multiplied by twelve (12) months which Nathan Harte will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date; which amount is to be paid in a lump sum within 10 business days of the Change in Control termination date.

On May 30, 2019, the Company entered into a Change of Control Agreement with Peter Latta, a named executive officer of the Company. If a Change of Control occurs, and Peter Latta’s employment is terminated by the Company for any reason, except excluding a termination for just cause, within six (6) months of the date of the Change of Control, or Peter Latta resigns from his employment for Good Reason during such six (6) month period, then Peter Latta shall be entitled to receive from the Company an amount equal to Peter Latta’s current monthly base salary multiplied by twelve (12) months which Peter Latta will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date; which amount is to be paid in a lump sum within 10 business days of the Change in Control termination date.

On July 1, 2013, the Company entered into an employment agreement with J.C. Rodríguez, a named executive officer of the Company. The employment agreement was further amended on April 14, 2014 to provide termination as follows:

(a)	by J.C. Rodriguez electing to give the Employer not less than three months prior notice of such termination;

(b)

by the Company electing to give J.C. Rodriguez three months prior notice of such termination along with a termination payment equal to the sum of J.C. Rodriguez’s fee earned pursuant to Section TEN during the preceding 12 months prior to the month notice of termination was given plus any unpaid vacation and other amounts due to him up to the termination; and

(c)

by J.C. Rodriguez electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six months of the effective date of such Change of Control, and if J.C. Rodriguez so elects to terminate this Agreement, or by the Company upon notice to J.C. Rodriguez within three months prior to or within six months after a Change of Control is announced by the Company, or its parent, then the Company will be entitled to a termination payment equal to three times the sum of J.C. Rodriguez’s fee earned pursuant to the employment agreement during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination.

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

Director Compensation

The following table sets forth the value of all compensation paid or accrued to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2021:

Name	Fees earned(5) ($)	Share-based awards(1) (5) ($)	Option-based awards(2)(5) ($)	Non-equity incentive plan compensation(3)(5) ($)	Pension value(4) ($)	All other compensation ($)	Total(5) ($)
Gary Robertson*	58,228	60,801	22,104	Nil	Nil	Nil	141,133
Jasman Yee	35,096	55,130	22,104	Nil	Nil	Nil	112,330
Peter Bojtos*	43,870	53,306	22,104	Nil	Nil	Nil	119,281
Ronald Andrews*(6)	45,450	52,030	22,104	Nil	Nil	Nil	119,584

__________

*	Independent and Non-Employee Directors

(1)

Share Based Awards are in the form of RSU Plan. The “2018 RSU Plan” the unallocated entitlements under the 2018 RSU Plan were approved by shareholders on May 27, 2021 and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. As of December 31, 2021, No RSUs were granted under the 2018 RSU Plan to officers, directors, employees, and consultants, and 1,330,167 were vested and 104,356 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2021. The closing market price on August 4, 2021 was C$1.26 per common share, the closing market price on August 28, 2021 was C$1.29 per common share, and the closing market price on August 21, 2021 was C$1.18 per common share.

(2)

The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2021, new option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.30%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 66.09%.

(3)	The Company does not have any non-equity incentive plans.

(4)	The Company does not have any pension plans.

(5)

All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.2537, which represents the average exchange rate for the year 2021 as quoted by the Bank of Canada.

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

Annual Retainer per Director	$23,929	*
Annual Retainer for Board Chair	$23,929	*
Annual Retainer for Audit Committee Chair	$6,381	*
Annual Retainer for Compensation Committee Chair	$3,988	*
Annual Retainer for Governance & Nominating Committee Chair	$3,988	*
Meeting Attendance Fee per Meeting	$798	*

*All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.2537, which represents the average exchange rate for the year 2021 as quoted by the Bank of Canada

The Company may grant incentive stock options and RSUs to Directors of the Company from time to time pursuant to the Stock Option and RSU Plans of the Company and in accordance with the policies of the Toronto Stock Exchange (the “TSX”).

Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2021:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(2)(4)	Share grant date	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(3)(4)	Market or payout value of share-based awards not paid out or distributed ($)(3)(4)
Gary Robertson	150,000	$1.98	Sept 20, 2022	Nil	Aug 21 2019	45,000	28,356	Nil
	100,000	$1.64	Aug 4, 2025	Nil	Aug 4, 2020	40,000	52,325	Nil
Jasman Yee	125,000	$1.98	Sept 20, 2022	Nil	Aug 21, 2019	35,000	22,055	Nil
	100,000	$1.64	Aug 4, 2025	Nil	Aug 4, 2020	40,000	52,325	Nil
Ronald Andrews (5)	100,000	$1.64	Aug. 4, 2025	Nil	Aug 21, 2019	35,000	22,055	Nil
					Aug 4, 2020	40,000	52,325	Nil
Peter Bojtos	50,000	$1.30	Aug 28, 2023	Nil	Aug 21, 2019	35,000	22,055	Nil
	100,000	$1.64	Aug 4, 2025	Nil	Aug 4, 2020	40,000	52,325	Nil

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2)

In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2021 and the exercise price of the option. The closing Toronto Stock Exchange share price for the Company’s common shares as at December 31, 2021 was C$1.11 per common share.

(3)

Share Based Awards are in the form of RSU Plan.  The “2018 RSU Plan” was approved by the shareholders on May 24, 2018 and unallocated entitlements under the plan were approved on May 27, 2021.  The maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis.  As of December 31, 2021, no  RSUs were granted under the 2018 RSU Plan to officers, directors, employees, and consultants, and were 1,330,167 vested and 104,356 were cancelled.  The value of the RSUs is based on the closing price of the Common Shares on the vesting date.  The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2021.  The closing market price on August 4, 2021 was C$1.26 per common share, the closing market price on August 28, 2021 was C$1.29 per common share, and the closing market price on August 21, 2021 was C$1.18 per common share.

.(4)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2537 which represents the average exchange rate for the year 2021 as quoted by the Bank of Canada.

(5)	Mr. Ronald Andrews was appointed on May 30, 2019.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2021:

Name (1)	Option-based awards – Value vested during the year ($)(2)(4)	Share-based awards – Value vested during the year ($)(3)(4)	Non-equity incentive plan compensation – Value earned during the year ($)(4)
Gary Robertson	3,789	88,179	Nil
Jasman Yee	3,789	70,535	Nil
Ronald Andrews (5)	3,789	53,043	Nil
Peter Bojtos	3,789	60,246	Nil

____________

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

(3)	The RSU Vesting prices were C$1.26 on August 4, 2021 , C$1.29 on August 28, 2021, and C$1.18 on August 21, 2021 per common share.

(4)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.2537 which represents the average exchange rate for the year quoted by the Bank of Canada.

(5)	Mr. Ronald Andrews was appointed on May 30, 2019.

Termination of Employment, Changes in Responsibilities and Employment Contracts

On January 1, 2016, the Company entered into a consulting agreement with Intermark Capital Corporation, a company wholly-owned by David Wolfin, the named executive officer of the Company. The consulting agreement was further amended on March 23, 2016. On January 1, 2022, the Company renewed the consulting agreement with Intermark Capital Corporation for a period of three years with the same terms and conditions.

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

As of March 17, 2022, the following are the members of the Audit Committee:

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

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(2)	Tax Fees(3) (1)	All other Fees(4)
December 31, 20211)	C$375,000	C$0	C$0	C$68,512
December 31, 2020	C$253,000	C$0	C$0	C$37,250

(1)	Estimated

(2)	Travel and expenses

(3)	Preparation of corporate tax returns

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

D. Employees

As at December 31, 2021, the Company had 18 employees located in Mexico and 12 employees in Canada. Certain of the Company’s senior management as well as administrative and corporate services are located in Canada and are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

E. Share ownership

The following table sets forth the share ownership of the individuals referred to in “Compensation” section above as of March 17, 2022:

Name of Beneficial Owner	Number of Shares	Percent
Ronald Andrews	145,000	*
Gary Robertson	519,216	*
David Wolfin	2,428,178	1.96%
Jasman Yee	386,520	*
Peter Bojtos	113,000	*
J.C. Rodríguez	625,167	*
Nathan Harte	107,675	*
Peter Latta	69,000	*

*Less than one percent

Outstanding Options

The following information, as of March 17, 2022 reflects outstanding options held by the individuals referred to in “Compensation” section above/

	No. of Shares	Date of Grant	Exercise Price*	Expiration Date
David Wolfin President, CEO and Director	250,000 300,000	Sept. 20, 2017 Aug 4, 2020	$1.98 $1.64	Sept. 20, 2022 Aug 4, 2025
Nathan Harte CFO	25,000 48,000 150,000	Sept 20, 2017 Aug 21, 2019 Aug 4, 2020	$1.98 $0.79 $1.64	Sept. 20, 2022 Aug 21, 2024 Aug 4, 2025
J.C. Rodríguez COO	125,000 200,000	Sept. 20, 2017 Aug 4, 2020	$1.98 $1.64	Sept. 20, 2022 Aug 4, 2025
Peter Latta** VP Technical Services	100,000	Aug 4, 2020	$1.64	Aug 4, 2025
Gary Robertson Director	150,000 100,000	Sept. 20, 2017 Aug 4, 2020	$1.98 $1.64	Sept. 20, 2022 Aug 4, 2025
Jasman Yee Director	125,000 100,000	Sept. 20, 2017 Aug 4, 2020	$1.98 $1.64	Sept. 20, 2022 Aug 4, 2025
Ronald Andrews	100,000	Aug 4, 2020	$1.64	Aug 4, 2025
Peter Bojtos	50,000 100,000	Aug 28, 2018 Aug 4, 2020	$1.30 $1.64	Aug 28, 2023 Aug 4, 2025

*The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.

** Mr. Peter Latta was appointed VP Technical Services on October 20, 2020.

Item 7. Major Shareholders and Related Party Transactions

B. Major shareholders

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

As of March 24, 2022, to the knowledge of the Company, no person owned more than five (5%) percent of the outstanding shares of each class of the Company’s voting securities.

As of March 24, 2022, there were XXXXX common shares issued and outstanding. Of those common shares issued and outstanding, 49,174,477 common shares were held by 73 registered shareholders whose addresses were in Canada.

B. Related party transactions

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

The Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $Nil (December 31, 2019 - $Nil) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2021. The following table summarizes the amounts due to related parties:

	December 31, 2021	December 31, 2020
Directors’ fees	$56,000	$48,000
Oniva International Services Corp.	107,000	106,000
	$163,000	$154,000

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

	2021	2020	2019
Salaries and benefits	$766,000	$636,000	$665,000
Office and miscellaneous	403,000	290,000	322,000
Exploration and evaluation assets	-	-	206,000
	$1,169,000	$926,000	$1,193,000

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2021, 2020 and 2019, the Company paid $239,000, $224,000, and $226,000 respectively to ICC.

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

B. Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since December 31, 2021.

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

Under the Instrument, an offeror who makes a Bid which is open for 105 days, together with a further 10-day extension, will still be able to avail itself of the compulsory acquisition procedure provisions under applicable Canadian corporate legislation. These provisions permit the offeror to acquire on the same terms as contained in the Bid, the remaining shares held by any minority shareholders who did not tender, within 120 days of the launch of the Bid, if at least 90% of the total shares that were subject to the Bid have been acquired.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the BCBCA, or by the Notice of Articles, required to be exercised by the Company in a general meeting.

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

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holders representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, referred to as the “Investment Act”, discussed below under “Item 10. Additional Information, D. Exchange Controls”

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means: (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy; or (b) a resolution that has been submitted to all of the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than a special majority of two-thirds of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company’s articles or entering into a merger requires approval by a “special resolution” which means: (a) a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to in writing is deemed to be a special resolution passed at a general meeting of the Company.

See also Exhibit 2.(d).

C. Material contracts

1.

Share Purchase Agreement dated October 27, 2021 entered into among the Company, Coeur Mining, Inc., Coeur La Preciosa Silver Corp., Proyectos Mineros La Preciosa S.A De C.V, Coeur Explorations, Inc. Cervantes, LLC, La Preciosa Silver & Gold Mines Ltd and La Luna Silver & Gold Mines Ltd. to acquire the La Preciosa silver project.

2.

Sales Agreement dated January 13, 2021 entered into among the Company and Cantor Fitzgerald & Co., H. C. Wainwright & Co., LLC, Roth Capital Partners, LLC, and A.G.P./Alliance Global Partners, LLC re the ATM Offering of US$25,000,000 for distribution in the United States only;

3.

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

PFIC Status of the Company

Because the Company is producing revenue from its mining operations, the Company does not believe that it was classified as a PFIC for its taxable year ended December 31, 2021. However, the Company has not performed an analysis of whether or not it will be deemed a PFIC for its current taxable year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

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

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at December 31, 2021.

Manning Elliott LLP, the Company’s independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021. The attestion report is included within the consolidated financial statements in this Annual Report on Form 20-F.

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

Changes in Internal Controls over Financial Reporting

Based on the evaluation as at December 31, 2021, management, including our principal executive officer and principal financial officer, have concluded that there were no material changes in the design of internal controls from the last annual reporting date of December 31, 2020.

Item 16. (Reserved)

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

Item 16C. Principal Accountant Fees and Services

The Company’s independent registered public accounting firm for the years ended December 31, 2021 and 2020 were Manning Elliott LLP, Chartered Professional Accountants.

Audit Fees

The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for the Company’s years ended December 31, 2021 and 2020, were C$375,000 and C$253,000, respectively.

Audit-Related Fees

The audit-related fees billed by Manning Elliott LLP for assurance and related services that are reasonably related to the performance of the audit or review for the Company’s years ended December 31, 2021 and 2020, were C$375,000 and C253,000, respectively, and consisted of travel and expenses.

Tax Fees

The tax fees billed by Manning Elliott LLP for the Company’s years ended December 31, 2021 and 2020, were Nil.

All Other Fees

The aggregate fees billed by Manning Elliott LLP for services other than the services reported above for the Company’s years ended December 31, 2021 and 2020, were C$68,512 and C$37,520 respectively, and consisted of fees related to the Company’s securities registration documents.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2021 and 2020. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.

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

Shareholder Approval Requirement: Sections 711-713 of the NYSE American Company Guide require shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the British Columbia, Canada, we are not required to solicit shareholder approval of equity incentive plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person. In connection with the La Preciosa Transaction, we did not seek shareholder approval for the issuance of common shares and warrants thereunder upon reliance that shareholder approval is not required under British Columbia law.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Management’s Responsibility for Financial Reporting

Reports of Independent Registered Public Accounting Firm (Manning Elliott LLP, Vancouver, British Columbia; PCAOB ID #1524)

Consolidated Statements of Financial Position as at December 31, 2021 and December 31, 2020

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2021, 2020 and 2019

Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019

Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019

Notes to the Consolidated Financial Statements

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Memorandum of Avino Silver & Gold Mines Ltd.

1.2	Articles of Avino Silver & Gold Mines Ltd.

2.(d)	Description of Securities

4.1	Minerales de Avino SA de CV Agreement dated February 18, 2012 (Incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*

4.2	Stock Option Plan, as amended (Incorporated by reference to Exhibit 4.4 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*

4.3	Nathan Harte Change Control Agreement dated May 30, 2019 (Incorporated by reference to Exhibit 4.7 to Form 20-F filed with the SEC on March 25, 2020)*

4.4	J.C. Rodríguez Employment Agreement dated July 1, 2013 and Amendment dated April 14, 2014 (Incorporated by reference to Exhibit 4.14 to Form 20-F filed with the SEC on May 11, 2015)*

4.5

Arrangement Agreement dated July 31, 2014 between Avino Silver & Gold Mines Ltd. and Bralorne Gold Mines Ltd. (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on August 6, 2014 and subsequently amended and filed with the SEC on September 2, 2014.)*

4.6

Intermark Capital Corporation Consulting Agreement dated Jan. 1, 2016, amended March 23, 2016 and renewed on January 1, 2019* (Incorporated by reference to Exhibit 4.10 to Form 20F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*

4.7	Underwriting Agreement (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on November 23, 2016.)*

4.8	Warrant Indenture (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on November 30, 2016)*

4.9	2016 Restricted Share Unit Plan (Incorporated by reference to Exhibit 4.13 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*

4.10	2018 Restricted Share Unit Plan (Incorporated by reference to Exhibit 4.14 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*

4.11	2018 Stock Option Plan (Incorporated by reference to Exhibit 4.15 to Form 20-F for the year ended December 31, 2018 filed with the SEC on March 22, 2019)*

4.12

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

4.14	Peter Latta Change Control Agreement dated May 30, 2019 (Incorporated by reference to Exhibit 4.22 to Form 20-F filed with the SEC on March 18, 2021)*

4.15

Option Agreement dated August 12, 2020 with Silver Wolf Exploration Ltd. (formerly, Gray Rock Resources Ltd.) (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on August 13, 2020)*

4.16

Sales Agreement dated January 13, 2021 entered into among the Company and Cantor Fitzgerald & Co., H. C. Wainwright & Co., LLC, Roth Capital Partners, LLC, and A.G.P./Alliance Global Partners, LLC re the ATM Offering of US$25,000,000 for distribution in the United States only (Incorporated by reference to Exhibit 1.6 to Form F-3 filed with the SEC on January 13, 2021)*

4.17	Form of Purchase Agreement – Coeur Mining, Inc. (Incorporated by reference to Exhibit 4.1 to Form 6-K filed with the SEC on March 25, 2022)*

8.1	List of Subsidiaries

11.1	Code of Ethics and Whistleblower Policy (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2017 filed with the SEC on April 3, 2018)*

11.2	Audit Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*

11.3	Governance & Nominating Committee Charter (Incorporated by reference to Exhibit 11.3 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*

11.4	Compensation Committee Charter (Incorporated by reference to Exhibit 11.2 to Form 20-F for the year ended December 31, 2012 filed with the SEC on May 14, 2013)*

12.1	Certification of the Principal Executive Officer

12.2	Certification of the Principal Financial Officer

13.1	Certificate under the Sarbanes-Oxley Act of the Principal Executive Officer

13.2	Certificate under the Sarbanes-Oxley Act of the Principal Financial Officer

13.3	Consent of Manning Elliott LLP

13.4	Consent of Tetra Tech Canada Inc.-Hassan Ghaffari

13.5	Consent of Tetra Tech Canada Inc.-Jianhui (John) Huang

13.6	Consent of Red Pennant Communications Corp.

15.1	Management’s Discussion and Analysis for the year ended December 31, 2021

15.2	Management’s Discussion and Analysis for the year ended December 31, 2020 (Incorporated by reference to Exhibit 99.2 to Form 6-K filed with the SEC on March 4, 2021)*

96.1	Amended Resource Estimate Update For the Avino Property, Durango, Mexico” dated October 27, 2021 (incorporated by reference to Exhibit 96.1 to Form 6-K filed on December 22, 2021).*

* Previously filed.

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

The consolidated financial statements as at December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination, and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
March 16, 2022	March 16, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. and its subsidiaries (together, the “Company”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years ended December 31, 2021, 2020 and 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Assessment of the Existence of Impairment Indicators for the Avino Mine

As described in Note 11 to the consolidated financial statements the carrying amount of the plant, equipment and Avino mining properties is $35,675,000 as at December 31, 2021.  Management applies significant judgement to assess plant, equipment and Avino mining properties (collectively the “Avino Mine”) for the existence of impairment indicators that could give rise to the requirement to conduct a formal impairment test. Management considers both external and internal sources of information in assessing whether there are any indictors of impairment as disclosed in Note 2 (iv).  External sources of information considered by management include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of the Avino Mine. Internal sources of information that management considers include the manner in which the Avino Mine is being used, or is expected to be used, and indications of economic performance of the assets.

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

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

March 16, 2022

We have served as the Company’s auditor since 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Avino Silver & Gold Mines Ltd. and subsidiaries (the “Company") as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2021, of the Company and our report dated March 16, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

March 16, 2022

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Note	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash		$24,765	$11,713
Amounts receivable		1,208	529
Taxes recoverable	6	3,364	5,044
Prepaid expenses and other assets		962	757
Inventory	7	5,179	1,659
Total current assets		35,478	19,702
Exploration and evaluation assets	9	11,053	10,052
Plant, equipment and mining properties	11	35,675	34,846
Long-term investments	8	3,939	4,176
Other assets		133	4
Total assets		$86,278	$68,780
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,260	$2,068
Amounts due to related parties	12(b)	163	154
Taxes payable		31	7
Current portion of term facility	13	-	2,513
Current portion of equipment loans		-	72
Current portion of finance lease obligations		389	208
Total current liabilities		3,843	5,022
Finance lease obligations		680	278
Warrant liability	14	741	2,295
Reclamation provision	15	726	808
Deferred income tax liabilities		1,781	1,369
Total liabilities		7,771	9,772
EQUITY
Share capital	16	129,953	108,303
Equity reserves		9,573	9,951
Treasury shares (14,180 shares, at cost)		(97)	(97)
Accumulated other comprehensive loss		(4,969)	(4,810)
Accumulated deficit		(55,953)	(54,339)
Total equity		78,507	59,008
Total liabilities and equity		$86,278	$68,780

Commitments – Note 19

Approved by the Board of Directors on March 16, 2022:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) (Expressed in thousands of US dollars)

	Note	2021	2020	2019
Revenue from mining operations	17	$11,228	$16,022	$31,746
Cost of sales	17	7,681	15,832	32,016
Mine operating income (loss)		3,547	190	(270)

Operating expenses
General and administrative expenses	19	3,566	2,902	3,193
Share-based payments	16	1,469	1,857	937
Loss before other items		(1,488)	(4,569)	(4,400)

Other items
Interest and other income		178	332	545
Unrealized gain (loss) on long-term investments		(423)	(124)	1,282
Fair value adjustment on warrant liability	14	1,581	(650)	520
Realized loss on warrants exercised		(1,106)	(2,733)	-
Foreign exchange loss		(61)	(811)	(663)
Project evaluation expenses		(176)	-	-
Finance cost		(52)	(211)	(84)
Accretion of reclamation provision	15	(47)	(99)	(104)
Interest expense		(24)	(25)	(64)
Loss from continuing operations before income taxes		(1,618)	(8,890)	(2,968)
Income taxes:
Current income tax expense		(27)	(161)	(327)
Deferred income tax (expense) recovery		(412)	1,569	960
Income tax (expense) recovery		(439)	1,408	633
Net loss from continuing operations		(2,057)	(7,482)	(2,335)
Loss from discontinued operations and on disposal	5	-	(169)	(29,126)
Net loss		(2,057)	(7,651)	(31,461)

Other comprehensive income (loss)
Currency translation differences		(159)	(247)	1,603
Reclassification of foreign exchange on translation into net loss on sale of discontinued operations		-	-	(42)
Total comprehensive loss		$(2,216)	$(7,898)	$(29,900)
Loss per share from continuing operations	16(e)
Basic		$(0.02)	$(0.09)	$(0.03)
Diluted		$(0.02)	$(0.09)	$(0.03)
Loss per share	16(e)
Basic		$(0.02)	$(0.09)	$(0.45)
Diluted		$(0.02)	$(0.09)	$(0.45)
Weighted average number of common shares outstanding	16(e)
Basic		100,161,357	83,180,069	69,980,178
Diluted		100,161,357	83,180,069	69,980,178

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of US dollars)

	Note	Number of Common Shares	Stock Capital Amount	Equity Reserves	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2019		63,337,769	$88,045	$9,849	$(97)	$(6,124)	$(16,505)	$75,168
Common shares issued for cash:
Brokered public offerings		7,735,360	4,877	-	-	-	-	4,877
Less: Issuance costs		-	(472)	-	-	-	-	(472)
At the market issuances		4,954,000	2,924	-	-	-	-	2,924
Less: Issuance costs		-	(162)	-	-	-	-	(162)
Options cancelled or expired		-	-	(762)	-	-	762	-
Carrying value of RSUs exercised		565,259	835	(835)	-	-	-	-
Fair value of warrants issued		-	-	116	-	-	-	116
Shares to be issued		-	349	-	-	-	-	349
Share-based payments		-	-	1,023	-	-	-	1,023
Net loss for the year		-	-	-	-	-	(31,461)	(31,461)
Currency translation differences		-	-	-	-	1,561	-	1,561
Balance, January 31, 2019		76,592,388	$96,396	$9,391	$(97)	$(4,563)	$(47,204)	$53,923
Common shares issued for cash:
At the market issuances		6,730,054	4,940	-	-	-	-	4,940
Exercise of warrants		4,659,194	6,528	(116)	-	-	-	6,412
Exercise of options		48,000	43	(15)	-	-	-	28
Common shares issued for services		675,145	-	-	-	-	-	-
Issuance costs		-	(254)	-	-	-	-	(254)
Options cancelled or expired		-	-	(516)	-	-	516	-
Carrying value of RSUs exercised		863,901	650	(650)	-	-	-	-
Share-based payments		-	-	1,857	-	-	-	1,857
Net loss for the year		-	-	-	-	-	(7,651)	(7,651)
Currency translation differences		-	-	-	-	(247)	-	(247)
Balance, December 31, 2020		89,568,682	$108,303	$9,951	$(97)	$(4,810)	$(54,339)	$59,008
Common shares issued for cash:
At the market issuances	16	10,050,000	18,497	-	-	-	-	18,497
Exercise of warrants	16	1,030,362	1,911	-	-	-	-	1,911
Exercise of options	16	264,000	364	(126)	-	-	-	238
Issuance costs	16	-	(400)	-	-	-	-	(400)
Options cancelled or expired	16	-	-	(443)	-	-	443	-
Carrying value of RSUs exercised		1,330,167	1,278	(1,278)	-	-	-	-
Share-based payments	16	-	-	1,469	-	-	-	1,469
Net loss for the year	16	-	-	-	-	-	(2,057)	(2,057)
Currency translation differences		-	-	-	-	(159)	-	(159)
Balance, December 31, 2021		102,243,211	$129,953	$9,573	$(97)	$(4,969)	$(55,953)	$78,507

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of US dollars)

	Note	2021	2020	2019

Cash generated by (used in):

Operating Activities
Net loss		$(2,057)	$(7,651)	$(31,461)
Adjustments for non-cash items:
Deferred income tax expense (recovery)		412	(1,569)	(960)
Depreciation and depletion		2,116	1,917	3,723
Inventory net realizable value adjustment		-	-	387
Accretion of reclamation provision		47	99	104
Unrealized loss (gain) on investments		423	124	(1,282)
Unrealized foreign exchange loss (gain)		(265)	(588)	1,461
Unwinding of fair value adjustment on term facility		(13)	(51)	(170)
Fair value adjustment on warrant liability		(1,581)	650	(520)
Realized loss on warrants exercised		1,106	2,733	2,708
Loss from discontinued operations and on disposal		-	-	29,126
Share-based payments		1,469	1,857	937

		1,657	(2,479)	1,345

Net change in non-cash working capital items	20	(1,548)	2,551	4,162

		109	72	5,507

Financing Activities
Shares and units issued for cash, net of issuance costs		18,098	4,685	7,283
Proceeds from option exercise		238	29	-
Proceeds from warrant exercise		805	3,679	-
Term facility payments		(2,500)	(3,333)	(833)
Finance lease payments		(477)	(640)	(956)
Equipment loan payments		(72)	(217)	(524)

		16,092	4,203	4,970

Investing Activities
Exploration and evaluation expenditures		(1,294)	(231)	(5,273)
Additions to plant, equipment and mining properties		(1,913)	(2,014)	(3,276)
Proceeds from sale of long-term investments		-	78	23
Cash proceeds from sale of discontinued operations		-	-	6,599
Cash disposed of in discontinued operations		-	-	(1,459)
Redemption of reclamation bonds		-	-	102

		(3,207)	(2,167)	(3,734)

Change in cash		12,994	2,108	6,743

Effect of exchange rate changes on cash		58	(20)	(370)

Cash, Beginning		11,713	9,625	3,252

Cash, Ending		$24,765	$11,713	$9,625

Supplementary Cash Flow Information (Note 20)

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

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

The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

b)

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Impairment

Based on the Company’s assessment with respect to possible indicators of impairment of its mineral properties, including the impact of COVID-19 on our operations and the prevailing market metals prices, the Company concluded that as of December 31, 2021, no impairment indicators were identified.

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

Basis of Consolidation

The audited consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the audited consolidated financial statements.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Plant, equipment and mining properties

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

As at December 31, 2021 and 2020, the Company estimated a remaining mine life for the Avino Mine of 20 and 20.4 years, respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Inventories are valued at the lower of cost and net realizable value (“NRV”). Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Financial Instruments

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Classification – financial liabilities

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Reclamation and other provisions

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments were applied effective January 1, 2021, and did not have a material impact on the Company’s financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2021:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s future accounting for proceeds from mineral sales prior to reaching commercial production at levels intended by management, however there is no impact upon adoption on January 1, 2022.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early adoption permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

As a result of the sale, the comparative net income (loss) for the current period, as well as previous two years, have been reclassified from continuing operations to discontinued operations:

	2021	2020	2019
Revenue from mining operations	$-	$-	$-
Cost of sales	-	-	-
Mine operating income (loss)	-	-	-

Operating expenses (income)	-	-	16
Accretion of reclamation provision	-	-	217
Gain on sale of assets	-	-	2
Other items	-	-	1
Loss on disposition	-	169	28,890
Net loss before income taxes	-	(169)	(29,126)
Income taxes	-	-	-
Net loss from discontinued operations and on disposal	$-	$(169)	$(29,126)

The results of discontinued operations included in the consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018, are as follows:

Cash generated by (used in):	2021	2020	2019

Cash flow used in operating activities	$-	$-	$(19)
Cash flow used in financing activities	-	-	(258)
Cash flow used in investing activities	-	-	(5,583)
Net cash decrease from discontinued operations	$-	$-	$(5,860)

6.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	December 31, 2021	December 31, 2020
VAT recoverable	$790	$2,328
GST recoverable	26	16
Income taxes recoverable	2,548	2,700
	$3,364	$5,044

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

7.	INVENTORY

	December 31, 2021	December 31, 2020
Process material stockpiles	$1,083	$373
Concentrate inventory	2,467	64
Materials and supplies	1,629	1,222
	$5,179	$1,659

The amount of inventory recognized as an expense for the year ended December 31, 2021 totalled $7,282 (2020 – $15,832, 2019 – $32,016). See Note 17 for further details.

8.	LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,	Net Additions	Movements in foreign	Fair value adjustments	Fair Value December 31,
	2020		Exchange	for the period	2021
Talisker Resources Common Shares	$4,176	$-	$21	$(317)	$3,880
Silver Wolf Exploration Ltd. Common Shares	-	109	2	(52)	59
	$4,176	$109	$23	$(369)	$3,939

On March 26, 2021, the Company received 131,718 common shares as part of the terms in the Option Agreement with Silver Wolf Exploration Ltd., as well as 300,000 share purchase warrants at an exercise price of C$0.20. On October 21, 2021 the company exercised the 300,000 share purchase warrants. Upon acquisition, the fair value of these common shares and share purchase warrants were recorded as “Option Income” as a credit to exploration and evaluation assets (see Note 9). Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

See Note 9 for full details of the Option Agreement, and Note 21(d) for valuation methodology for the share purchase warrants.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, anada	Total

Balance, January 1, 2020	$9,826	$1	$9,827

Costs incurred during 2020:
Drilling and exploration	146	-	146
Assessments and taxes	83	-	83
Effect of movements in exchange rates	(4)	-	(4)

Balance, December 31, 2020	$10,051	$1	$10,052
Costs incurred during 2021:
Drilling and exploration	1,047	-	1,047
Assessments and taxes	68	-	698
Effect of movements in exchange rates	3	-	3
Option income	(117)	-	(117)

Balance, December 31, 2021	$11,052	$1	$11,053

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

(ii)	Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

On March 11, 2021, the Company was informed that Silver Wolf received TSX Venture Exchange approval on the previously-announced entrance into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”). In exchange, Avino received Silver Wolf share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of C$0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement  (the “Approval Date”).  In order to exercise the option, Silver Wolf will:

1.	Issue to Avino a total of C$600 in cash or common shares of Silver Wolf as follows:

a.	C$50 in common shares of Silver Wolf within 30 days of the Approval Date (received on March 26, 2021 – see Note 6 for details);
b.	A further C$50 in cash or shares of Silver Wolf at Avino’s discretion on or before the first anniversary of the Approval Date;
c.	A further C$100 in cash or shares of Silver Wolf at Avino’s discretion on or before the second anniversary of the Approval Date;
d.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before the third anniversary of the Approval Date; and
e.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before the fourth anniversary of the Approval Date; and

2.	Incur a total of C$750 in exploration expenditures on the properties, as follows:

a.	C$50 on or before the first anniversary of the Approval Date;
b.	A further C$100 on or before the second anniversary of the Approval Date; and
c.	A further C$600 on or before the fourth anniversary of the Approval Date.

Under the Option Agreement, the parties intend that the first two year’s payments (C$200 in cash or shares), and first C$150 in exploration work will be firm commitments by Silver Wolf. All share issuances will be based on the average volume weighted trading price of Silver Wolf’s shares on the TSX Venture Exchange for the ten (10) trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue.

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

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

At December 31, 2021, the Company had an effective 99.67% (December 31, 2020 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2020 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

11.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2020	13,637	524	341	12,919	17,554	9,287	54,262
Additions / Transfers	(493)	34	6	36	(71)	1,976	1,488
Effect of movements in exchange rates	5	5	-	-	-	-	10
Balance at December 31, 2020	13,149	563	347	12,955	17,483	11,263	55,760
Additions / Transfers	(113)	31	(12)	1,285	1,130	508	2,829
Effect of movements in exchange rates	2	1	-	-	-	7	10
Balance at December 31, 2021	13,038	595	335	14,240	18,613	11,778	58,599

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2020	8,066	84	213	4,854	4,013	1,374	18,604
Additions / Transfers	577	103	43	53	1,284	250	2,310
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at December 31, 2020	8,643	187	256	4,907	5,297	1,624	20,914
Additions / Transfers	213	107	11	37	1,370	272	2,010
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at December 31, 2021	8,856	294	267	4,944	6,667	1,896	22,924

NET BOOK VALUE
At December 31, 2021	4,182	301	68	9,296	11,946	9,882	35,675
At December 31, 2020	4,506	376	91	8,048	12,186	9,639	34,846
At January 1, 2020	5,571	440	128	8,065	13,541	7,913	35,658

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Included in Buildings above are assets under construction of $6,348 as at December 31, 2021 (2020 - $5,327) on which no depreciation was charged in the periods then ended. Once the assets are put into service, they will be transferred to the appropriate class of plant, equipment and mining properties.

As at December 31, 2021, plant, equipment and mining properties included a net carrying amount of $Nil (2020 - $442) for mining equipment under equipment loan, and $1,306 (2020 - $1,087) for mining equipment and right of use assets under finance lease.

12.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Salaries, benefits, and consulting fees	$1,021	$757	$723
Share-based payments	1,188	1,468	659
	$2,209	$2,225	$1,382

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due to / (from) related parties:

	December 31, 2021	December 31, 2020
Oniva International Services Corp.	$107	$106
Directors	56	48
	$163	$154

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the year ended December 31, 2021, 2020 and 2019, the Company paid $239, $224 and $226, respectively, to ICC.

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the year ended December 31, 2021, 2020 and 2019 are summarized below:

	2021	2020	2019
Salaries and benefits	$766	$636	$665
Office and miscellaneous	403	290	322
Exploration and evaluation assets	-	-	206
	$1,169	$926	$1,193

13.	TERM FACILITY

In July 2015, the Company entered into a ten million dollar term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%. The agreement was later amended in 2018 to extend the repayment period and modify the monthly payments. Other material terms of the facility remained unchanged. The Company paid the remaining balance in monthly instalments of $278 ending September 2021. The Company is committed to selling Avino Mine concentrate on an exclusive basis to Samsung until December 31, 2024.

The facility is secured by the concentrates produced under the agreement and by 33% of the common shares of the Company’s wholly-owned subsidiary Compañía Minera Mexicana de Avino, S.A. de C.V.. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only.

The continuity of the term facility with Samsung for the year ended December 31, 2021, and the year ended December 31, 2020, is as follows:

	December 31,	December 31,
	2021	2020
Balance at beginning of the period	$2,513	$5,897
Repayments	(2,500)	(3,333)
Unwinding of fair value adjustment	(13)	(51)
Balance at end of the period	-	2,513
Less: Current portion	-	(2,513)
Non-current portion	$-	$-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

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

	December 31, 2021	December 31, 2020
Balance at beginning of the period	$2,295	$1,579
Fair value adjustment	(1,581)	650
Effect of movement in exchange rates	27	66
Balance at end of the period	$741	$2,295

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2020	7,639,968	$0.79
Exercised	(4,195,072)	$0.80
Exercised	(464,122)	C$0.85
Warrants outstanding and exercisable, December 31, 2020	2,980,774	$0.80
Exercised	(1,030,362)	$0.80
Warrants outstanding and exercisable, December 31, 2021	1,950,412	$0.80

	All Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2021	December 31, 2020
September 25, 2023	$0.80	1,950,412	2,980,774
		1,950,412	2,980,774

As at December 31, 2021, the weighted average remaining contractual life of warrants outstanding was 1.73 years (December 31, 2020 – 2.73 years).

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

	December 31, 2021	December 31, 2020
Weighted average assumptions:
Risk-free interest rate	0.91%	0.20%
Expected dividend yield	0%	0%
Expected warrant life (years)	1.73	2.73
Expected stock price volatility	83.13%	73.93%
Weighted average fair value	$0.38	$0.77

During the year ended December 31, 2021, the Company recorded a realized loss on the exercise of warrants of $1,106 as result of the exercise of 1,030,362 warrants for the issuance of 1,030,362 common shares.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

15.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2021, is $726 (December 31, 2020 – $808), and the undiscounted value of the obligation is $1,252 (December 31, 2020 – $1,275).

The present value of the obligation was calculated using a risk-free interest rate of 7.78% (December 31, 2020 – 5.96%) and an inflation rate of 7.36% (December 31, 2020 – 3.15%). Reclamation activities are estimated to begin in 2023 for the San Gonzalo Mine and in 2041 for the Avino Mine.

A reconciliation of the changes in the Company’s reclamation provision for the year ended December 31, 2021, and the year ended December 31, 2020, is as follows:

	December 31, 2021	December 31, 2020

Balance at beginning of the period	$808	$1,524
Changes in estimates	(105)	(737)
Unwinding of discount related to continuing operations	47	99
Effect of movements in exchange rates	(24)	(78)
Balance at end of the period	$726	$808

16.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)

During the year ended December 31, 2021, the Company issued 10,050,000 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $19,020. The Company paid a 2.75% cash commission of $523 on gross proceeds, for net proceeds of $18,497, and incurred additional $400 in issuance costs during the period.

During the year ended December 31, 2021, the Company issued 1,030,362 common shares following the exercise of 1,030,362 warrants. As a result, $1,911 was recorded to share capital, representing cash proceeds of $824, fair value of the warrants on the date of exercise (see Note 14 for valuation methodology of $US denominated warrants) of $1,106, and movements in foreign exchange of $(19).

During the year ended December 31, 2021, the Company issued 264,000 common shares following the exercise of 264,000 options. As a result, $364 was recorded to share capital, representing cash proceeds of $237 and the fair value upon issuance of $127.

During the year ended December 31, 2021, the Company issued 1,330,167 common shares upon exercise of RSUs. As a result, $1,278 was recorded to share capital.

(ii)

During the year ended December 31, 2020, the Company issued 6,730,054 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $4,940. The Company paid a 3% cash commission of $148 on gross proceeds, for net proceeds of $4,792, and incurred an additional $106 in issuance costs during the period.

During the year ended December 31, 2020, the Company issued 4,195,072 common shares following the exercise of 4,195,072 warrants. As a result, $6,112 was recorded to share capital, representing cash proceeds of $3,356, fair value of the warrants on the date of exercise (see Note 14 for valuation methodology for $US denominated warrants) of $2,733, and movements in foreign exchange of $69.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

During the year ended December 31, 2020, the Company also issued 464,122 common shares following the exercise of 464,122 broker warrants. As a result, $416 was recorded to share capital, representing cash proceeds of $300 and the amount attributed to the warrants upon issuance in 2019, representing $116.

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

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2020	2,638,500	$1.82
Granted	1,700,000	$1.64
Exercised	(48,000)	$0.79
Cancelled / Forfeited	(807,500)	$1.70
Stock options outstanding, December 31, 2020	3,483,000	$1.77
Exercised	(264,000)	$1.16
Expired	(360,000)	$2.95
Cancelled / Forfeited	(20,000)	$1.64
Stock options outstanding, December 31, 2021	2,839,000	$1.68
Stock options exercisable, December 31, 2021	2,839,000	$1.68

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2021:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
September 20, 2022	$1.98	880,000	0.72	880,000	0.72
August 28, 2023	$1.30	105,000	1.66	105,000	1.66
August 21, 2024	$0.79	174,000	2.64	174,000	2.64
August 4, 2025	$1.64	1,680,000	3.59	1,680,000	3.59
		2,839,000	2.57	2,839,000	2.57

During the year ended December 31, 2021, the Company charged $362 (year ended December 31, 2020 - $777) to operations as share-based payments for the fair value of stock options granted.

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

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)

RSUs outstanding, January 1, 2020	2,372,875	$0.94
Granted	1,481,000	$1.64
Exercised	(863,901)	$0.99
Cancelled / Forfeited	(115,974)	$1.00
RSUs outstanding, December 31, 2020	2,874,000	$1.28
Exercised	(1,330,167)	$1.22
Cancelled / Forfeited	(104,356)	$1.54
RSUs outstanding, December 31, 2021	1,439,477	$1.32

The following table summarizes information about the RSUs outstanding at December 31, 2021:

Issuance Date	Price (C$)	Number of RSUs Outstanding
August 21, 2019	$0.79	539,733
August 4, 2020	$1.64	899,744
		1,439,477

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

During the year ended December 31, 2021, no RSUs (year ended December 31, 2020 – 1,481,000) were granted. For the RSUs issued in the year ended December 31, 2020, the weighted average fair value at the measurement date was C$1.64, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the year ended December 31, 2021, the Company charged $1,107 (December 31, 2020 - $1,080) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e)	Earnings (loss) per share:

The calculations for basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	2021	2020	2019
Net loss from continuing operations for the period	$(2,057)	$(7,482)	$(2,335)
Net loss for the period	$(2,057)	$(7,651)	$(31,461)
Basic weighted average number of shares outstanding	100,161,357	83,180,069	69,980,178
Effect of dilutive share options, warrants, and RSUs (‘000)	-	-	-
Diluted weighted average number of shares outstanding	100,161,357	83,180,069	69,980,178
Basic loss from continuing operations per share	$(0.02)	$(0.09)	$(0.03)
Diluted loss from continuing operations per share	$(0.02)	$(0.09)	$(0.03)
Basic loss per share	$(0.02)	$(0.09)	$(0.45)
Diluted loss per share	$(0.02)	$(0.09)	$(0.45)

17.	REVENUE AND COST OF SALES

The Company’s revenues for the year ended December 31, 2021, 2020 and 2019 are all attributable to Mexico, from shipments of concentrate from the Avino Mine, and processing of Historical Above Ground Stockpiles.

	2021	2020	2019
Concentrate sales	$11,208	$15,304	$31,417
Provisional pricing adjustments	20	718	329
	$11,228	$16,022	$31,746

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Stand-by costs consist of care and maintenance costs incurred during the work stoppages at the Avino Mine during the year ended December 31, 2021 and 2020.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	2021	2020	2019
Production costs	$4,905	$11,443	$27,949
Stand-by costs	800	2,394	-
Inventory net realizable adjustment	-	-	387
Depreciation and depletion	1,976	1,995	3,680
	$7,681	$15,832	$32,016

18.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2021	2020	2019
Salaries and benefits	$1,277	$1,361	$1,347
Office and miscellaneous	647	117	286
Management and consulting fees	451	406	461
Professional fees	402	380	470
Investor relations	227	166	171
Directors fees	182	171	162
Regulatory and compliance fees	170	139	143
Depreciation	140	116	43
Travel and promotion	70	46	110
	$3,566	$2,902	$3,193

19.	COMMITMENTS

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

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2021	December 31, 2020
Not later than one year	$96	$20
Later than one year and not later than five years	330	14
Later than five years	462	3
	$888	$37

Office lease payments recognized as an expense during the year ended December 31, 2021, totalled $16 (December 31, 2020 - $40).

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

20.	SUPPLEMENTARY CASH FLOW INFORMATION

	2021	2020	2019
Net change in non-cash working capital items:
Deferred revenues	$-	$-	$(573)
Accounts payable and accrued liabilities	1,240	(2,877)	(941)
Prepaid expenses and other assets	(203)	(157)	287
Amounts receivable	(680)	1,211	2,615
Taxes payable	25	(39)	(121)
Amounts due to related parties	8	1	6
Taxes recoverable	1,727	440	(193)
Other liabilities	-	(178)	(100)
Inventory	(3,664)	4,150	3,182
	$(1,547)	$2,551	$4,162

	2020	2019	2018
Interest paid	$92	$264	$618
Taxes paid	$589	$279	$2,373
Equipment acquired under finance leases and equipment loans	$1,058	$-	$122

21.	FINANCIAL INSTRUMENTS

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

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2020 – three) counterparty (see Note 23). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the highly-rated nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the audited consolidated statement of financial position. At December 31, 2021, no amounts were held as collateral.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2021, in the amount of $24,765 and working capital of $31,635 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2021, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,260	$3,260	$-	$-
Amounts due to related parties	163	163	-	-
Minimum rental and lease payments	889	96	331	462
Finance lease obligations	1,152	438	714	-
Total	$5,464	$3,957	$1,045	$462

(c)	Market Risk

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

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2021		December 31, 2020
	MXN	CDN	MXN	CDN
Cash	$3,576	$1,450	$36,896	$2,831
Long-term investments	-	4,976	-	5,317
Reclamation bonds	-	6	-	6
Amounts receivable	-	33	-	20
Accounts payable and accrued liabilities	(57,604)	(211)	(22,972)	(157)
Due to related parties	-	(206)	-	(196)
Finance lease obligations	(1)	(394)	(1,543)	(448)
Net exposure	(54,029)	5,654	12,381	7,373
US dollar equivalent	$(2,363)	$(4,054)	$620	$5,791

Based on the net US dollar denominated asset and liability exposures as at December 31, 2021, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2021, by approximately $143 (year ended December 31, 2020 - $589). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2021, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of $26 (December 31, 2020 - $2).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2021, a 10% change in market prices would have an impact on net earnings (loss) of approximately $330 (December 31, 2020 - $418).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

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

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2021:

	Level 1	Level 2	Level 3
Financial assets
Cash	$24,765	$-	$-
Amounts receivable	-	1,208	-
Long-term investments	3,939	-	-
Total financial assets	$28,704	$1,208	$-
Financial liabilities
Warrant liability	-	-	(741)
Total financial liabilities	$-	$-	$(741)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at December 31, 2021, the Company’s Level 3 financial instruments consisted of the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the years ended December 31, 2021 and 2020, see Note 14 of the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

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

	December 31,	December 31,
	2021	2020
Equity	$78,507	$59,008
Term Facility	-	2,513
Finance Lease Obligations	1,069	486
Equipment Loans	-	72
	$79,576	$62,079

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2021, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2021, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

23.	SEGMENTED INFORMATION

The Company’s revenues for the year ended December 31, 2021, of $11,228 (2020 - $16,022, 2019 - $3,746) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine and processed material from the Avino Historic Above Ground stockpiles.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	2021	2020	2019
Silver	$3,421	$6,318	$14,030
Copper	5,566	4,662	13,953
Gold	4,344	8,517	10,326
Penalties, treatment costs and refining charges	(2,103)	(3,475)	(6,563)
Total revenue from mining operations	$11,228	$16,022	$31,746

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

For the year ended December 31, 2021, the Company had three customers (2020 – three customers, 2019 – six customers) that accounted for total revenues as follows:

	2021	2020	2019
Customer #1	$5,521	$-	$-
Customer #2	3,045	12,573	21,810
Customer #3	2,662	3,206	4,861
Customer #4	-	(19)	3,350
Customer #5	-	262	1,246
Customer #6	-	-	469
Customer #7	-	-	10
Customer #8	-	-	-
Total revenue from mining operations	$11,228	$16,022	$31,746

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2021	December 31, 2020
Exploration and evaluation assets - Mexico	$11,052	$10,051
Exploration and evaluation assets - Canada	1	1
Total exploration and evaluation assets	$11,053	$10,052

	December 31, 2021	December 31, 2020
Plant, equipment, and mining properties - Mexico	$35,390	$34,475
Plant, equipment, and mining properties - Canada	285	371
Total plant, equipment, and mining properties	$35,675	$34,846

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

24.	INCOME TAXES

(a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2021	2020	2019

Current income tax expense	$27	$161	$327
Deferred income tax expense (recovery)	412	(1,569)	(960)
Total income tax expense (recovery)	$439	$(1,408)	$(633)

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2021	2020	2019

Net income (loss) before income taxes	$(1,618)	$(8,890)	$(2,968)
Net loss from discontinued operations before income taxes	-	(169)	(29,126)
Net income (loss) before income taxes	$(1,618)	$(9,059)	$(32,094)
Combined statutory tax rate	27.00%	27.00%	27.00%

Income tax expense (recovery) at the Canadian statutory rate	(437)	(2,446)	(8,665)

Reconciling items:
Effect of difference in foreign tax rates	11	(86)	(120)
Non-deductible/non-taxable items	675	1,467	6,449
Change in unrecognized deductible temporary differences	122	332	1,263
Impact of foreign exchange	75	(112)	222
Special mining duties	17	(185)	231
Revisions to estimates	313	(297)	58
Share issue costs	(249)	(73)	(174)
Other items	(88)	(8)	103

Income tax expense (recovery) recognized in the year	$439	$(1,408)	$(633)

The Company recognized a non-cash recovery of $Nil for the year ended December 31, 2021 (2020 – expense of $164; 2019 – expense of $235) related to the deferred tax impact of the special mining duty. The Canadian income tax rate increased from 26% to 27% effective January 1, 2018, with a statutory impact prior to year-end. The impact of this change has been reflected in the consolidated financial statements.

	December 31,	December 31,
	2021	2020

Deferred income tax assets	$4,341	$4,249
Deferred income tax liabilities	(6,122)	(5,618)

	$(1,781)	$(1,369)

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2021	December 31, 2020

Reclamation provision	$272	$304
Non-capital losses	3,525	3,383
Other deductible temporary differences	543	562
Inventory	-	(2)
Exploration and evaluation assets	(3,326)	(3,349)
Plant, equipment and mining properties	(2,795)	(2,267)

Net deferred income tax liabilities	$(1,781)	$(1,369)

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

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets.  Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2021	December 31, 2020

Tax losses carried forward	$17,968	$18,974
Share issue costs	1,478	1,144
Plant, equipment and mining properties	341	263
Exploration and evaluation assets	1,244	1,248
Investments	(15)	(400)
Reclamation provision and other	-	-

Unrecognized deductible temporary differences	$21,016	$21,229

The Company has capital losses of $10,361 carried forward and $7,607 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2027 to 2041.

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in thousands of US dollars, except where otherwise noted)

25.	PENDING TRANSACTION

Pending acquisition of La Preciosa – On October 27, 2021, the Company announced it has entered into a share purchase agreement (the “Transaction”) to indirectly acquire through the purchase of the shares of certain holding companies, the La Preciosa Property (“La Preciosa”) from Coeur Mining, Inc. (“Coeur”).

Consideration of $20 million, of which $15 million is payable at the closing of the Transaction from Avino’s cash on hand and the remaining $5 million is payable before the first anniversary of the closing date.

Additionally, Avino will issue 14.0 million units (the “Units”), each comprising one common share and one-half of a common share purchase warrant (each full warrant, a “Warrant”).

Contingent cash consideration of US$8.75 million will be payable by Avino to Coeur within 12 months of initial production at La Preciosa. Avino may elect to pay up to half of the contingent cash consideration in Avino shares. Coeur will retain ownership of a 1.25% net smelter return royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all areas of La Preciosa other than the Gloria and Abundancia areas.

So long as Coeur holds 10% or more of the outstanding shares of Avino, Coeur has the option to nominate one director for election to the Avino board or designate a board observer. At closing, Coeur has also been granted pre-emptive rights to maintain its equity ownership position in Avino and has entered into a voting agreement with Avino.

The completion of the proposed Transaction is subject to a number of customary conditions precedent, as well as, the authorization of the Mexican Federal Economic Competition Commission, approval of the issuance of the Unit consideration and contingent payment amount by the NYSE American, the Toronto Stock Exchange, and any other necessary third party approvals. The Closing of the Transaction is expected to occur during Q1 2022.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVINO SILVER & GOLD MINES LTD.

Date: March 30, 2022	By:	/s/ David Wolfin
David Wolfin, Chief Executive Officer
(Principal Executive Officer)

83