Form 40-F
period 2022-12-31
AVINO SILVER & GOLD MINES LTD
filed 2023-04-03
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022	Commission File Number 001-35254

Avino Silver & Gold Mines Ltd.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
1041	N/A

Suite 900, 570 Granville Street, Vancouver

British Columbia, V6C 3P1, Canada

604-682-3701

(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.

1015 15th Street, N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without Par Value	ASM	NYSE American, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form     ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 118,349,090 common shares, without par value, issued and outstanding as of December 31, 2022.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 2.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

EXPLANATORY NOTE

Avino Silver & Gold Mines Ltd. (“we”, “us”, “our”, or the “Company”) is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F (“Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

This Annual Report, including the Exhibits incorporated by reference into Annual Report, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. These forward-looking statements reflect our current view about future plans, intentions or expectations and include, in particular, statements about our plans, strategies and prospects and may be identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Annual Report are set forth under the caption “Risk Factors” contain in our Annual Information Form filed as Exhibit 99.1. We undertake no obligation to update any of the forward-looking statements after the date of this Annual Report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law. You should read this Annual Report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all our forward-looking statements by these cautionary statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by companies that have mining operations and report information pursuant SEC regulations.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Standards”), adopted by the CIM Council, as amended.

Until recently, the CIM Standards differed significantly from standards in the United States. The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes “indicated mineral resources” and “inferred mineral resources”, no assurance can be given that the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

The following documents are part of, and are hereby incorporated by reference in, this Annual Report on Form 40-F (“Annual Report”):

A.	Annual Information Form

Annual Information Form or the fiscal year ended December 31, 2022, see Exhibit 99.1 to this Annual Report.

B.	Audited Annual Financial Statements

Audited Consolidated Financial Statements for the fiscal year ended December 31, 2022 and 2021, and notes thereto, together with the report of the independent registered public accounting firm thereon, see Exhibit 99.2 of this Annual Report.

C.	Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2022, see Exhibit 99.3 of this Annual Report; and

D.	Technical Report

NI 43-101 Technical Report: Mineral Resource Estimate Update for the Avino Property, Durango, Mexico, 43-101 Technical Report, dated February 16, 2023. See Exhibit 99.4 of this Annual Report.

CONTROLS AND PROCEDURES

A.	Certifications.

The required certifications for the Principal Executive Officer and Principal Financial Officer are attached as Exhibits 99.6, 99.7, 99.8 and 99.9 to this Annual Report.

B.	Disclosure Controls and Procedures.

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our Company’s management, including our Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  As discussed below, management has identified a material weakness in internal control over financial reporting due to the design of management review controls over non-routine transactions, as well as lack of requisite skills or available resources.  As a result of this material weakness, management has determined that the Company’s disclosure controls and procedures were not effective as of end of the period covered by this Annual Report.

In addition, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our Company have been detected.

C.	Management's Annual Report on Internal Control Over Financial Reporting.

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

For the purposes of Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, management concluded that as of December 31, 2022, the Company’s internal controls over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) were not effective as a result of a material weakness related to the design of management review controls over non-routine transactions, as well as lack of requisite skills or available resources, as of December 31, 2022. The Company has identified and is in the process of implementing remediation efforts to improve the effectiveness of our internal control over financial reporting. We are acquiring access to additional technical accounting research tools and are implementing a more formal process for the analysis and review of the proper application of IFRS accounting for non-routine transactions, as well as instituting additional diligence procedures in reviewing non-routine transactions.

While we believe the steps taken to date and those planned for implementation will improve the effectiveness of our internal control over financial reporting, we have not completed all remediation efforts. We will not be able to fully remediate the material weakness until these controls have been designed, implemented and management has determined through testing, that they have been operating effectively for a sufficient period of time.

Deloitte LLP, the Company’s independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022. The attestation report is included within the consolidated financial statements in this Annual Report on Form 40-F.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

D.	Attestation Report of the Independent Registered Public Accounting Firm.

See Exhibit 99.2 of this Annual Report.

E.	Changes in Internal Control Over Financial Reporting.

During the year ended December 31, 2022, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2022.

AUDIT COMMITTEE FINANCIAL EXPERT

Following are the members of the Audit Committee:

Peter Bojtos	Independent	Financial expert
Ronald Andrews	Independent	Financial expert
Jasman Yee	Independent	Financial expert

The Company’s Board of Directors has determined that Mr. Peter Bojtos, Mr. Ronald Andrews, and Mr. Jasman Yee are qualified as Audit Committee Financial Experts. Mr. Bojtos,  Mr. Ronald Andrews, and Mr. Yee are independent as determined by the NYSE American rules.

An Audit Committee Financial Expert must possess five attributes: (i) an understanding of IFRS and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

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

Mr. Andrews has a Bachelor of Science degree in horticulture from Washington State University and a Master’s degree in Political Science. Mr. Andrews is the owner and operator of Andrews Orchards and sells and distributes agricultural chemicals and fertilizers. Mr. Andrews has acted as director and chairman of the audit committee of several public mining companies.

Mr. Yee is a professional metallurgist with BASc, P.Eng (BC) 1970 graduate of the University of British Columbia with a degree in chemical engineering, a 1974 graduate of Toronto’s Ryerson Polytechnical Institute with a degree in economics, and holds a certificate for completing the Canadian Securities Course.

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

A copy of the Code of Ethics and Whistleblower Policy has been filed as an exhibit with the SEC and are available at the Company’s website at www.avino.com. You may obtain a copy of the Code of Ethics and Whistleblower Policy upon request by contacting the Company’s Corporate Secretary at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s independent auditor for the fiscal year ended December 31, 2022, was Deloitte LLP (Vancouver, Canada PCAOB ID No. 1208), Chartered Professional Accountants, and for the fiscal year ended December 31, 2021, was Manning Elliott LLP, Chartered Professional Accountants.

At the request of the Company, Manning Elliott LLP, Chartered Professional Accountants (the “Former Auditor”) resigned as auditor of the Company effective August 8, 2022. The audit committee of the board of directors of the Company (the “Audit Committee”) has considered the Former Auditor’s resignation and has recommended that Deloitte LLP, Chartered Professional Accountants (the “New Auditor”) be appointed to fill the vacancy in the office of auditor created by the resignation of the Former Auditor until the next annual meeting of shareholders of the Company. The Board of Directors of the Company has considered and acknowledged the Former Auditor’s resignation and on recommendation of the Audit Committee, has appointed the New Auditor as auditor of the Company to hold office until the next annual meeting of shareholders of the Company. The Former Auditor audited the Company’s financial statements for the year ended December 31, 2021, and did not expressed any modified opinions in its  report on such financial statements of the Company and from that date until the date of the resignation of the Former Auditor.

The following summarizes the significant professional services rendered by Deloitte LLP, Chartered Professional Accountants and Manning Elliott LLP, Chartered Professional Accountants, respectively, for the years ended December 31, 2022, and 2021.

Financial Year Ending December 31	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees[4]
2022[5]	C$543,560	C$25,923	Nil	Nil
2021[6]	C$375,000	Nil	Nil	C$68,512

1 “Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2 “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include audit or attest services not required by legislation or regulation.

3 “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit- Related Fees”.

4 “All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under footnotes 1 to 3 above.

5 Deloitte LLP was the auditor for the year ended December 31, 2022, and the table represents the fees billed by them.

6 Manning Elliott LLP was the auditor for the year ended December 31, 2021, and the table represents the fees billed by them.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Company’s Audit Committee pre-approves all services provided by its independent auditors. All services and fees described above were reviewed and pre-approved by the Audit Committee.

OFF BALANCE ARRANGEMENTS

The Company has no off-balance sheet arrangements. See Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2022, for an analysis of material cash requirements from known contractual and other obligations.

MINE SAFETY DISCLOSURE

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended December 31, 2022.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises. Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBITS

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended December 31, 2022
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2022
99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2022
99.4

NI 43-101 Technical Report: Mineral Resource Estimate Update for the Avino Property, Durango, Mexico dated February 16, 2023 (Incorporated by reference to exhibit 99.1 to Form 6-K filed with the SEC on March 31, 2023)

99.6	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.8	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.10	Code of Ethics (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2017 filed with the SEC on April 3, 2018)
99.11	Consent of Deloitte LLP
99.12	Consent of Manning & Elliott, LLP
99.13	Consent of Mr. Hassan Ghaffari, P. Eng., M.A.Sc., of Tetra Tech Canada Inc.
99.14	Consent of Mr. Jianhui (John) Huang, Ph.D., P. Eng., of Tetra Tech Canada Inc.
99.15	Consent of Mr. Michael F. O’Brien, P. Geo., M.Sc. Pr.Sci.Nat., FAusIMM, FSAIMM, of Red Pennant Geoscience Corp.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: March 31, 2023	By:	/s/ David Wolfin
David Wolfin, President, Chief Executive Officer and Director
(Principal Executive Officer”)

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended December 31, 2022
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2022
99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2022
99.4

NI 43-101 Technical Report: Mineral Resource Estimate Update for the Avino Property, Durango, Mexico dated February 16, 2023 (Incorporated by reference to exhibit 99.1 to Form 6-K filed with the SEC on March 31, 2023)

99.6	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.8	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.10	Code of Ethics (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2017 filed with the SEC on April 3, 2018)
99.11	Consent of Deloitte LLP
99.12	Consent of Manning & Elliott, LLP
99.13	Consent of Mr. Hassan Ghaffari, P. Eng., M.A.Sc., of Tetra Tech Canada Inc.
99.14	Consent of Mr. Jianhui (John) Huang, Ph.D., P. Eng., of Tetra Tech Canada Inc.
99.15	Consent of Mr. Michael F. O’Brien, P. Geo., M.Sc. Pr.Sci.Nat., FAusIMM, FSAIMM, of Red Pennant Geoscience Corp.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

