Form 40-F
period 2023-12-31
AVINO SILVER & GOLD MINES LTD
filed 2024-03-29
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023	Commission File Number 001-35254

Avino Silver & Gold Mines Ltd.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

1041

Primary Standard Industrial Classification Code Number

N/A

I.R.S. Employer Identification Number

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

For annual reports, indicate by check mark the information file with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 128,728,248 common shares, without par value, issued and outstanding as of December 31, 2023.

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

Avino Silver & Gold Mines Ltd. (“we”, “us”, “our”, or the “Company”) is a British Columbia company that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F (“Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

This Annual Report, including the exhibits incorporated by reference therein, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. These forward-looking statements reflect our current view about future plans, intentions or expectations and include, in particular, statements about our plans, strategies and prospects and may be identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Annual Report set forth under the caption “Risk Factors” contain in our Annual Information Form (“AIF”) filed as Exhibit 99.1. We undertake no obligation to update any of the forward-looking statements after the date of this Annual Report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law. You should read this Annual Report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all our forward-looking statements by these cautionary statements.

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

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Company's AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31,2023 filed as Exhibit 99.3 have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws.

As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300.

Accordingly, information included or incorporated by reference in the Company's AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31, 2023 filed as Exhibit 99.3 concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

PRINCIPAL DOCUMENTS

The following documents are part of, and are hereby incorporated by reference in, this Annual Report on Form 40-F:

A. Annual Information Form

Annual Information Form for the fiscal year ended December 31, 2023. See Exhibit 99.1 to this Annual Report.

B. Audited Annual Financial Statements

Audited Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022, and notes thereto, together with the reports of the independent registered public accounting firm thereon. See Exhibit 99.2 of this Annual Report.

C. Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2023. See Exhibit 99.3 of this Annual Report; and

D. Technical Report

Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico, NI 43-101 Technical Report dated February 5, 2024. See Exhibit 99.4 of this Annual Report.

E. Controls and Procedures

a. Certifications.

The required certifications for the Principal Executive Officer and Principal Financial Officer are attached as Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report.

b. Disclosure Controls and Procedures.

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by our Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our Company’s management, including our Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

For the purposes of Exchange Act Rules 13a-15(f)  and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at December 31, 2023.

Deloitte LLP, the Company’s independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023. The attestation report is included within the consolidated financial statements in this Annual Report on Form 40-F.

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

d. Attestation Report of the Independent Registered Public Accounting Firm.

See Exhibit 99.2 of this Annual Report.

e. Changes in Internal Control Over Financial Reporting.

During the year ended December 31, 2023, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

F. Notices Pursuant To Regulation BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.

G. Audit Committee Financial Expert

The following are the members of the Audit Committee:

Peter Bojtos (Chair)	Independent	Financially literate
Jasman Yee	Independent	Financially literate
Ronald Andrews	Independent	Financially literate

The Company’s Board of Directors has determined that Mr. Peter Bojtos, Jasman Yee and Ronald Andrews are each qualified as an Audit Committee Financial Expert. Also, Mr. Peter Bojtos, Mr. Jasman Yee, and Mr. Ronald Andrews are each independent as determined by the NYSE American rules.

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

Mr. Bojtos is a professional engineer with over 50 years of worldwide experience in the mining industry. He has an extensive background in corporate management as well as in all facets of the industry from exploration through the feasibility study stage to mine construction, operations and decommissioning. Mr. Bojtos graduated from the University of Leicester, England in 1972, following which he worked at open-pit iron-ore and underground base-metal and uranium mines in West Africa, the United States and Canada. Following that for 12 years, he worked in Toronto for Kerr Addison Mines Ltd., a Noranda Group company, in increasingly senior management and officer positions. From 1990 to 1992 he was the President & CEO of RFC Resource Finance Corp. developing a zinc mine in Washington State. From 1992 to 1993 Mr. Bojtos was the President & CEO of Consolidated Nevada Goldfields Corp. which operated precious metal mines in the United States. From 1993 to 1995 he was Chairman & CEO of Greenstone Resources Ltd, constructing and operating several gold mines in Central America. From 2017 to 2019 he was president of Pembridge Resources plc. For the past 30 years, he has been self-employed and he has served on over two dozen public company boards from 1996 to present. The Company believes that Mr. Bojtos is qualified as an Audit Committee Financial Expert based on his prior experiences as serving audit committee chair with another company.

Mr. Yee is a BASc, P.Eng (BC) 1970 graduate of the University of British Columbia with a degree in chemical engineering, a 1974 graduate of Toronto’s Ryerson Polytechnical Institute with a degree in economics, and holds a certificate for completing the Canadian Securities Course. The Company believes that Mr. Yee is qualified as an Audit Committee Financial Expert based on his prior accounting experience with other companies.

Mr. Andrews has a Bachelor of Science degree in horticulture from Washington State University and a Master’s degree in Political Science. Mr. Andrews is the owner and operator of Andrews Orchards and sells and distributes agricultural chemicals and fertilizers. The Company believes that Mr. Andrews is qualified as an Audit Committee Financial Expert because he has acted as director and chairman of the audit committee of several public mining companies.

H. Code of Ethics

The Company has adopted a Code of Ethics that applies to all directors, officers, consultants and employees of the Company.

The Code of Ethics covers a wide range of financial and non-financial business practices and procedures. This Code of Ethics does not cover every issue that may arise, but it sets out basic principles to guide all executive and staff of the Company. If a law or regulation conflicts with a policy in this Code of Ethics, then personnel must comply with such law or regulation. If any person has any questions about this Code of Ethics or potential conflicts with a law or regulation, they should refer to the Company’s Whistleblower Policy.

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

A copy of the Code of Ethics and Whistleblower Policy previously has been filed as an exhibit with the SEC and is available at the Company’s website at www.avino.com. You may obtain a copy of the Code of Ethics and Whistleblower Policy upon request by contacting the Company’s Corporate Secretary at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada.

I. Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal years ended December 31, 2023 and 2022, was Deloitte LLP.(PCAOB ID No. 1208).

The following summarizes the significant professional services rendered by Deloitte LLP for the years ended December 31, 2023, and 2022.

Financial Year Ending
December 31	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees[4]
2023	C$1,235,025	C$29,631	C$34,035	Nil
2022	C$543,560	C$25,923	Nil	Nil

____________

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

 The Audit Committee will pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Company. These services may include audit services, audit-related services, tax services and other services.  All services and fees described above were reviewed and pre-approved by the Audit Committee.

J. Off Balance Arrangements

The Company has no off-balance sheet arrangements. See Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2023, for an analysis of material cash requirements from known contractual and other obligations.

K. Audit Committee

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee members consist of Mr. Peter Bojtos (Chair), Jasman Yee and Ronald Andrews.

L. Mine Safety Disclosure

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended December 31, 2023.

M. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

None.

N. Recovery of erroneously awarded compensation

None.

O. Consent to Service of Process

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

EXHIBITS

Exhibit	Description

97.1	Clawback Policy
99.1	Annual Information Form of the Company for the year ended December 31, 2023
99.2	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022
99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2023
99.4

Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico, NI 43-101 Technical Report dated February 5, 2024. (Incorporated by reference to exhibit 99.1 to Form 6-K filed with the SEC on March 21, 2024)

99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Code of Ethics (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2017 filed with the SEC on April 3, 2018)
99.10	Consent of Deloitte LLP, (PCAOB ID No. 1208)
99.11	Consent of Mr. Hassan Ghaffari, P. Eng., M.A.Sc., of Tetra Tech Canada Inc.
99.12	Consent of Mr. Jianhui (John) Huang, Ph.D., P. Eng., of Tetra Tech Canada Inc.
99.13	Consent of Mr. Junjie (Jay) P Eng., of Tetra Tech Canada Inc
99.14	Consent of Mr. Michael F. O’Brien, P. Geo., M.Sc. Pr.Sci.Nat., FAusIMM, FSAIMM, of Red Pennant Geoscience Corp.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: March 28, 2024	By:	/s/ David Wolfin
David Wolfin, President, and Chief Executive Officer

