Form 40-F
period 2024-12-31
AVINO SILVER & GOLD MINES LTD
filed 2025-03-12
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission File Number 001-35254

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

There were 140,565,642 common shares, without par value, issued and outstanding as of December 31, 2024.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2024 filed as Exhibit 99.3 have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws.

As a result of the above, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300.

Accordingly, information included or incorporated by reference in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2024 filed as Exhibit 99.3 concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

PRINCIPAL DOCUMENTS

The following documents are part of, and are hereby incorporated by reference in, this Annual Report on Form 40-F:

A. Annual Information Form

Annual Information Form for the fiscal year ended December 31, 2024. See Exhibit 99.1 to this Annual Report.

B. Audited Annual Financial Statements

Audited Consolidated Financial Statements for the fiscal years ended December 31, 2024 and 2023, and notes thereto, together with the reports of the independent registered public accounting firm thereon. See Exhibit 99.2 of this Annual Report.

C. Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2024. See Exhibit 99.3 of this Annual Report; and

D. Technical Report

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

c. Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our Company. Our Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that our Company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

For the purposes of Exchange Act Rules 13a-15(f) and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at December 31, 2024.

Deloitte LLP, the Company’s independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024. The attestation report is included within the consolidated financial statements in this Annual Report on Form 40-F.

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

d. Attestation Report of the Independent Registered Public Accounting Firm.

See Exhibit 99.2 of this Annual Report.

e. Changes in Internal Control Over Financial Reporting.

During the year ended December 31, 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

F. Notices Pursuant To Regulation BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2024.

G. Audit Committee Financial Expert

The following are the members of the Audit Committee:

Peter Bojtos (Chair)	Independent	Financially literate	Financial Expert
Carolina Ordonez	Independent	Financially literate
Ronald Andrews	Independent	Financially literate	Financial Expert

The Company’s Board of Directors has determined that Mr. Peter Bojtos and Ronald Andrews are each qualified as an Audit Committee Financial Expert. Also, Mr. Peter Bojtos, Ms. Carolina Ordonez Yee, and Mr. Ronald Andrews are each independent as determined by the NYSE American rules.

An Audit Committee Financial Expert must possess five attributes: (i) an understanding of IFRS Accounting Standards and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

Mr. Bojtos is a professional engineer with over 50 years of worldwide experience in the mining industry. He has an extensive background in corporate management as well as in all facets of the industry from exploration through the feasibility study stage to mine construction, operations and decommissioning. Mr. Bojtos graduated from the University of Leicester, England in 1972, following which he worked at open-pit iron-ore and underground base-metal and uranium mines in West Africa, the United States and Canada. Following that for 12 years, he worked in Toronto for Kerr Addison Mines Ltd., a Noranda Group company, in increasingly senior management and officer positions. From 1990 to 1992 he was the President & CEO of RFC Resource Finance Corp. developing a zinc mine in Washington State. From 1992 to 1993 Mr. Bojtos was the President & CEO of Consolidated Nevada Goldfields Corp. which operated precious metal mines in the United States. From 1993 to 1995 he was Chairman & CEO of Greenstone Resources Ltd, constructing and operating several gold mines in Central America. From 2017 to 2019 he was President of Pembridge Resources plc. For the past 30 years, he has been self-employed, and he has served on over two dozen public company boards in that period. The Company believes that Mr. Bojtos is qualified as an Audit Committee Financial Expert based on his prior experiences as audit committee member and chair with other companies.

Mr. Andrews has a Bachelor of Science degree in horticulture from Washington State University and a Master’s degree in Political Science. Mr. Andrews is the former owner and operator of Andrews Orchards which sold and distributed agricultural chemicals and fertilizers. The Company believes that Mr. Andrews is qualified as an Audit Committee Financial Expert because he has acted as director and chairman of the audit committee of several public mining companies.

Ms. Ordonez has over 15 years of experience in the resource sector as a liaison between Governments, Corporations, Mining subsidiaries and Investors, with extensive experience in government relations and global affairs. She was a former Director of several NGOs promoting and engaging Latin-American business and culture strengths. Fluent in English and Spanish. Born and raised in Bolivia, she holds a global designation in International Trade Business and a Diploma in Business Management and International Commerce from the British Columbia Institute of Technology.

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

I. Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal years ended December 31, 2024 and 2023, was Deloitte LLP. (PCAOB ID No. 1208).

The following summarizes the significant professional services rendered by Deloitte LLP for the years ended December 31, 2024, and 2023.

Financial Year Ending
December 31	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees[4]
2024	C$1,197,593	C$24,000	C$43,555	Nil
2023	C$1,235,025	C$29,631	C$34,035	Nil

____________

1 “Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements including quarterly reviews. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

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

J. Off Balance Arrangements

The Company has no off-balance sheet arrangements. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2024, for an analysis of material cash requirements from known contractual and other obligations.

K. Audit Committee

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee members consist of Mr. Peter Bojtos (Chair), Carolina Ordonez and Ronald Andrews.

L. Mine Safety Disclosure

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended December 31, 2024.

M. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

None.

N. Recovery of erroneously awarded compensation

None.

O. Notice of Meeting and Information Circular and form of Proxy for the Annual General and Special Meeting of Shareholders held on May 30, 2024 incorporated by reference to Form 6-K filed with the SEC on May 14, 2024.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process. The Company has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBITS

Exhibit	Description

97.1	Clawback Policy (Incorporated by reference to Exhibit 97.1 to Form 40-F for the year ended December 31, 2023 filed with the SEC on March 29, 2023)
99.1	Annual Information Form of the Company for the year ended December 31, 2024
99.2	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2024 and 2023
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2024
99.4

Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico, NI 43-101 Technical Report dated February 5, 2024. (Incorporated by reference to exhibit 99.1 to Form 6-K filed with the SEC on March 21, 2024)

99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Code of Ethics (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2017 filed with the SEC on April 3, 2018)
99.10	Consent of Deloitte LLP
99.11	Consent of Mr. Hassan Ghaffari, P. Eng., M.A.Sc., of Tetra Tech Canada Inc.
99.12	Consent of Mr. Jianhui (John) Huang, Ph.D., P. Eng., of Tetra Tech Canada Inc.
99.13	Consent of Mr. Junjie (Jay) P Eng., of Tetra Tech Canada Inc
99.14	Consent of Mr. Michael F. O’Brien, P. Geo., M.Sc. Pr.Sci.Nat., FAusIMM, FSAIMM, of Red Pennant Geoscience Corp.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: March 11, 2025	By:	/s/ David Wolfin
David Wolfin, President, and Chief Executive Officer

