Form 40-F
period 2025-12-31
AVINO SILVER & GOLD MINES LTD
filed 2026-03-27
CIK 316888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025	Commission File Number 001-35254

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without Par Value	ASM	NYSEAmerican, LLC

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

There were 162,308,988 common shares, without par value, issued and outstanding as of December 31, 2025.

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

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2025 filed as Exhibit 99.3 have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws.

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

Accordingly, information included or incorporated by reference in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2025 filed as Exhibit 99.3 concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

PRINCIPAL DOCUMENTS

The following documents are part of, and are hereby incorporated by reference in, this Annual Report on Form 40-F:

A. Annual Information Form

Annual Information Form for the fiscal year ended December 31, 2025. See Exhibit 99.1 to this Annual Report.

B. Audited Annual Financial Statements

Audited Consolidated Financial Statements for the fiscal years ended December 31, 2025 and 2024 and notes thereto, together with the reports of the independent registered public accounting firm thereon. See Exhibit 99.2 of this Annual Report.

C. Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2025. See Exhibit 99.3 of this Annual Report.

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

For the purposes of Exchange Act Rules 13a-15(f) and 15d-15(f), management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal controls over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal controls over financial reporting were effective as at December 31, 2025.

Deloitte LLP, the Company’s independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025 The attestation report is included within the Audited Consolidated Financial Statements in this Annual Report on Form 40-F. See Exhibit 99.2 of this Annual Report.

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

d. Attestation Report of the Independent Registered Public Accounting Firm.

See Exhibit 99.2 of this Annual Report.

e. Changes in Internal Control Over Financial Reporting.

During the year ended December 31, 2025 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting.

F. Notices Pursuant To Regulation BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

G. Audit Committee Financial Expert

The following are the members of the Audit Committee:

Michael Clark (Chair)	Independent	Financially literate	Financial Expert
Peter Bojtos	Independent	Financially literate	Financial Expert
Ronald Andrews	Independent	Financially literate	Financial Expert

The Company’s Board of Directors has determined that Mr. Michael Clark, Mr. Peter Bojtos and Mr. Ronald Andrews are each qualified as an Audit Committee Financial Expert. Also, Ms. Linda Broughton, Mr. Michael Clark, Mr. Peter Bojtos, Ms. Carolina Ordonez, and Mr. Ronald Andrews are each independent as determined by the NYSE American rules.

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

Mr. Clark serves as Executive Vice President, Chief Financial Officer & Corporate Secretary of Contango ORE, Inc. He previously served as Chief Financial Officer and Corporate Secretary of Alexco Resource Corp. (“Alexco”) from December 2014 to September 2022 at which time Alexco was acquired by Hecla Mining Company. Between 2010 and 2014, Mr. Clark served as Chief Financial Officer of Goldgroup Mining Inc. and from 2007 to 2010 Mr. Clark served as Chief Financial Officer for the Grosso Group and its member companies. Mr. Clark is a Chartered Professional Accountant and holds a Bachelor of Technology in Accounting degree from the British Columbia Institute of Technology. Between 2016 and 2020, Mr. Clark also served on the Board of Trustees for the Burnaby Hospital Foundation as Chair of the Finance Committee.

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

I. Principal Accountant Fees and Services

The Company’s independent auditor for the fiscal years ended December 31, 2025 and 2024 was Deloitte LLP (PCAOB ID No. 1208).

The following summarizes the significant professional services rendered by Deloitte LLP for the years ended December 31, 2025 and 2024

Financial Year Ending
December 31	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees[4]
2025	C$1,201,993	C$25,000	C$27,311	Nil
2024	C$1,197,593	C$24,000	C$43,555	Nil

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

J. Off Balance Arrangements

The Company has no off-balance sheet arrangements. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2025 for an analysis of material cash requirements from known contractual and other obligations.

K. Audit Committee

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee members consist of Mr. Michael Clark (Chair), Peter Bojtos, and Mr. Ronald Andrews.

L. Mine Safety Disclosure

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended December 31, 2025.

M. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

None.

N. Recovery of erroneously awarded compensation

None.

O. Notice of Annual General Meeting and Information Circular and form of proxy for our Annual General and Special Meeting, incorporated by reference to Exhibit 99.1 to Form 6-K for April filed with the SEC on April 30, 2025.

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

EXHIBITS

Exhibit	Description

97.1	Clawback Policy (Incorporated by reference to Exhibit 97.1 to Form 40-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024)
99.1	Annual Information Form of the Company for the year ended December 31, 2025
99.2	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2025 and 2024 (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on March 10, 2026)
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on March 10, 2026)
99.4

NI 43-101 Technical Report dated February 5, 2024: Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico (Incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on March 21, 2024)

99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Code of Ethics (Incorporated by reference to Exhibit 11.1 to Form 20-F for the year ended December 31, 2017 filed with the SEC on April 3, 2018)
99.10	Consent of Deloitte LLP
99.11	Consent of Mr. Hassan Ghaffari, P. Eng., M.A.Sc., of Tetra Tech Canada Inc.
99.12	Consent of Mr. Jianhui (John) Huang, Ph.D., P. Eng., of Tetra Tech Canada Inc.
99.13	Consent of Mr. Junjie (Jay) P Eng., of Tetra Tech Canada Inc
99.14	Consent of Mr. Michael F. O’Brien, P. Geo., M.Sc. Pr.Sci.Nat., FAusIMM, FSAIMM, of Red Pennant Communications Corp.
99.15	Consent of Mr. Peter Latta, P. Eng., MBA
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: March 27, 2026	By:	/s/ David Wolfin
David Wolfin President, and Chief Executive Officer

